Form 20-F
period 2002-06-30
TELSTRA CORP LTD
filed 2002-10-03
CIK 1046126

Summary Overview 3

Item 3 Key Information 5

Selected financial data 5

Exchange rate information 8

Risk factors 9

Cautionary statement regarding "forward-looking statements" 15

Item 4 Information on the Company 16

History and development of the company 16

Organisational structure 16

Marketing and customer service 18

Products and services 19

International investments 29

Network and systems 30

Property, plant and equipment 35

Item 4 Competition and Regulation 37

Competition 37

Regulation 40

Item 5 Operating and Financial Review and Prospects 55

Application of critical accounting policies 55

Critical accounting policies applied in our USGAAP reconciliation 58

Changes in accounting policies 59

Overview of key factors affecting our business and financial performance 60

Results of operations 63

Operating revenue 65

International business ventures 95

Liquidity and capital resources 98

Contractual obligations and commercial commitments 102

Related party transactions 105

Research and development 107

Segment information 107

Item 6 Directors, Management and Employees 113

Directors 113

Senior management 116

Business address 117

Compensation of directors and officers 118

Emoluments for board members and senior executives 118

Employees 124

Item 7 Major Shareholders and Related Parties 127

Major shareholders 127

Relationship with the Commonwealth of Australia 128

Related party transactions 130

Item 9 Listing Information 131

Item 8 Legal Proceedings 133

Items 8, 10 Constitution and Documents on Display 134

Our constitution 134

Dividend policy 138

Documents on display 138

Item 10 Exchange Controls and Foreign Ownership 139

Item 10 Taxation 144

Australian taxation 144

United States taxation 146

Item 11 Quantitative and Qualitative Disclosures about Market Risk 148

Corporate Governance and Board Practices 151

Directors' report 157

Items 17, 18 Financial Statements 165

United States generally accepted accounting principles disclosures 286

Directors Declaration & Audit Reports 307

Safety, Rehabilitation and Compensation Act 1998 (Cwth) 310

Occupational Health and Safety (Commonwealth Employment) Act 1991 (Cwth) 311

Environment Protection and Biodiversity Conservation Act 1999 (Cwth) 312

Freedom of Information 315

Glossary 317

Total Year Financial Summary 320