Form 20-F/A
period 2002-06-30
TELSTRA CORP LTD
filed 2003-05-16
CIK 1046126

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

Organisational structure 16

Marketing and customer service 18

Products and services 19

International investments 29

Network and systems 30

Property, plant and equipment 35

Item 4 Competition and Regulation 37

Competition 37

Regulation 40

Item 5 Operating and Financial Review and Prospects 57

Application of critical accounting policies 57

Critical accounting policies applied in our USGAAP reconciliation 60

Changes in accounting policies 61

Overview of key factors affecting our business and financial performance 62

Results of operations 65

Operating revenue 67

International business ventures 97

Contractual obligations and commercial commitments 104

Related party transactions 107

Research and development 109

Segment information 109

Item 6 Directors, Management and Employees 113

Directors 115

Senior management 118

Business address 119

Compensation of directors and officers 120

Emoluments for board members and senior executives 120

Employees 126

Item 7 Major Shareholders and Related Parties 129

Major shareholders 129

Relationship with the Commonwealth of Australia 130

Related party transactions 132

Item 9 Listing Information 133

Item 8 Legal Proceedings 135

Items 8, 10 Constitution and Documents on Display 136

Our constitution 136

Dividend policy 140

Documents on display 140

Item 10 Exchange Controls and Foreign Ownership 141

Item 10 Taxation 146

Australian taxation 146

United States taxation 148

Item 11 Quantitative and Qualitative Disclosures about Market Risk 150

Corporate Governance and Board Practices 153

Directors' report 159

Items 17, 18 Financial Statements 167

Safety, Rehabilitation and Compensation Act 1998 (Cwth) 314

Occupational Health and Safety (Commonwealth Employment) Act 1991 (Cwth) 315

Environment Protection and Biodiversity Conservation Act 1999 (Cwth) 316

Freedom of Information 319

Glossary 321

Total Year Financial Summary 324

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

We are subject to extensive regulation that may negatively affect our business and profitability by constraining our ability to pursue certain business opportunities and activities

We face a number of regulatory risks in our Australian business that could have an adverse effect on our operations and financial performance. These regulatory risks relate to the power of the Communications Minister and independent statutory regulators, principally the ACCC and the ACA. There is substantial uncertainty concerning the regulatory action that may be taken, our compliance costs and the effect this will have on our business operations and profitability. Regulatory actions could also adversely affect our plans to upgrade and expand our networks.

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

The Commonwealth continues to regulate and control us in ways that may not be in the best interests of our other shareholders

Under the Telstra Corporation Act 1991 (Cwth) ("Telstra Act"), the Communications Minister may direct us to act in ways that benefit the public interest even though those actions may not be in the best interests of our other shareholders or may not be in our best commercial interests.

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

Fluctuations in currency exchange rates may adversely affect our revenues, operating results and the translation value of our overseas investments

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

There is a risk that customers will perceive that the transition to new generation data services could be a costly exercise which may cause customers to defer or reject investment in these services. We are responding to this challenge by developing capital free solutions for customers and leveraging existing relationships for the supply of traditional data services to reduce resistance to new generation data and internet services which could otherwise affect our revenues and operating results.

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

In an attempt to improve the profitability of our Pay TV interest, FOXTEL is seeking approval from the ACCC of a supply agreement under which FOXTEL would assume some financial obligations from Optus but would on-supply its programming to Optus. FOXTEL has also agreed to Telstra being a reseller of the FOXTEL service as part of its bundled product offering. These agreements provide FOXTEL with enhanced distribution of its product. Additionally FOXTEL and Telstra have proposed a conversion to digital transmission and have proposed a regime to allow third parties access under a published rate card, to the Telstra cable and the FOXTEL Set-Top-Unit (STU). Under this regime access seekers would be able to deliver their own Pay TV programming over Telstra's cable infrastructure and onto the FOXTEL STU. In exchange for the access regime FOXTEL and Telstra are requesting immunity from regulation of the digital environment. These proposals would deliver additional revenue to FOXTEL and also enable FOXTEL to expand its product offering, increasing penetration, reducing churn and increasing average monthly subscription revenue. This Open Access proposal is now before the ACCC as part of a group of undertakings that are designed to address the concerns of the ACCC with the proposed supply of FOXTEL to Optus and the reselling of FOXTEL by Telstra. If an acceptable outcome cannot be derived, there will be continued uncertainty about the ability to improve the profitability of FOXTEL which in turn would affect our results.

The financial distress of our suppliers and competitors may have a negative impact on us

Due to the slow down in the industry internationally and the resultant overcapacity globally a number of Telstra's suppliers and competitors are financially distressed. While this may present opportunities for Telstra, if major suppliers collapse it may make it more costly to manage the ongoing expansion of Telstra's networks and products and more difficult to manage the operations and maintenance of Telstra's existing networks and technology. This may have a negative impact on our financial position and operations.

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

Organisational structure

Our current structure changed in August 2002 and consists of seven strategic business units and is outlined below. Revenues are derived from domestic and international sales as follows:

	Year ended 30 June
	2002	2001 (in %)	2000
Australia	92.6	93.5	94.2
Hong Kong	5.2	2.7	0.1
Other International	2.2	3.8	5.7

No individual country makes a material contribution to revenue other than Australia and Hong Kong.

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

See "Operating and Financial Review and Prospects" for a discussion of the financial performance of our reportable segments during the last three fiscal years. Note 5 to our financial statements also provides information on our principal strategic business units.

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

At 30 June 2002, we estimated our market shares in the products and services we provide to be as follows: Basic access - 81%, local market - 79%, data - 77%, domestic long distance market - 70%, internet - broadband - 62%, pay TV (FOXTEL) - 53%, international long distance - 51%, mobile - 48% and internet narrow band - 26%.

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

New Zealand Telecommunications Regulatory Information

Below is a brief outline of the New Zealand telecommunications regulatory regime and the key regulatory requirements with which TelstraClear must comply.

Telecommunications Act 2001

Throughout the 1990's, the telecommunications sector in New Zealand was subject to a "light-touch" regulatory regime. Unlike most other OECD countries, no industry-specific regulatory authority was established in New Zealand to reulate and monitor telecommunications competition and to promote the entry of new competitors into the market on a fair and sustainable basis. That approach finally changed with the introduction of the Telecommunications Act 2001.

The Telecommunications Act 2001 provides the principal framework for the regulation of telecommunications in New Zealand. The Act introduces a number of functions for the New Zealand Commerce Commission to perform in an expanded telecommunications sector-specific regulatory role. In summary, these functions are:

  to make determinations on disputes between the access seeker and the access provider over access obligations of designated and specified services;
  to make determinations on disputes over price between the access seeker and the access provider for designated services only, in accordance with the processes set out within the Act;
  to undertake costing and monitoring activities relating to the Telecommunications Service Obligations and determining how these costs will be allocated to other industry players;
  recommending to the Minister the desirability of regulating additional services where considered necessary, and proposing and approving codes of conduct applicable to the industry.
Determinations by the Commerce Commission under the Telecommunications Act 2001

To date the Commerce Commission has made one determionation under the Telecommunication Act 2001 - on 5 November 2002, an interim determination was issued in relation to interconnection with Telecom New Zealand's fixed PSTN and reciprocally in relation to interconnection with TelstraClear's fixed PSTN.

Further determinations are also expected in 2003 in relation to resale of retail services offered by means of Telecom's fixed telecommunications network, residential access and calling services and in relation to the Telecommunications Service Obligation.

Licensing Regime

New Zealnd has no licensing regime for telecommunications carriers. The Telecommunications Act of 1987 and 2001 enable a registered network to enjoy certain rights of access to public land to install telecommunications equipment. Registration is not mandatory.

Competition Provisions

The Commerce Act 1986 is New Zealand's generic competition legislation preventing anti-competitive conduct in all industries and is enforceable by the Commerce Commission and by market participants.

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

In February 2001 changes in Indonesian banking regulations required MGTI to cash in currency hedges associated with the loan facility. MGTI recognised a gain of A$75 million (US$38 million) on the closeout of these hedges in its Profit and Loss Statement. The cash proceeds received on the closeout of MGTI's hedges was used to repay some of the principal of MGTI's loan.

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

As at 6 September 2002, we are not aware of any shareholders, other than the Commonwealth, whose shares represent more than 5% of the issued and outstanding shares. The Commonwealth has equal voting rights with all other shareholders.

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

Our construction contracts are classified according to their type. Theer are three types of construction contracts, these being material intensive, labour intensive and short duration. Revenue is recognised on a percentage of completion basis using the appropriate measures as follows:

  (actual costs/planned costs) x planned revenue - for material intensive projects.
  (actual labour hours / planned labour hours) x planned revenue - for labour intensive projects.
  short duration projects are those that are expected to be completed within a month and revenues and costs are recognised on completion.

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
	Telstra Group
	Year ended 30 June
	2002	2002	2001	2000
Note	$m	US$m	$m	$m

Reconciliation of net income to USGAAP

AGAAP net income reported in statement of financial performance	3,661	2,050	4,058	3,677

Adjustments required to agree with USGAAP
Property, plant and equipment 30(a)	(204)	(114)	(192)	(226)
Retirement benefit gain/(expense) 30(f)	472	265	(110)	368
Amortisation of software assets 30(i)	-	-	(25)	(81)
Mobile phone subsidies 30(k)	30	17	144	(174)
Income tax (expense)/benefit 30(l)	(59)	(33)	307	109
Employee compensation expense 30(m)	(41)	(23)	(9)	(66)
Redundancy and restructuring provision - fiscal 2000 reversal 30(n)	(94)	(53)	(392)	486
Derivative financial instruments and hedging activities 30(o)	(17)	(10)	(101)	-
PCCW convertible note 30(o)	198	111	(198)	-
Sale of Global Wholesale Business to Reach Limited 30(p)	-	-	(882)	-
Equity accounting adjustment for Reach Limited 30(q)	36	20	17	-
Consolidation adjustment for Regional Wireless Company (RWC) 30(r)	(65)	(36)	959	-
Fair value / general reserve adjustments 30(s)	(19)	(11)	-	-
Net income per USGAAP	3,898	2,183	3,576	4,093

Statement of financial performance measured and classified per USGAAP

Operating revenue (i)	20,196	11,310	19,456	19,343
Operating expenses:
Labour	2,862	1,603	2,899	3,012
Directly variable costs	3,613	2,023	3,320	3,767
Depreciation and amortisation	3,536	1,980	3,149	2,953
Other operating expenses	4,072	2,281	3,854	3,995
Total operating expenses	14,083	7,887	13,222	13,727
Operating income	6,113	3,423	6,234	5,616
Net interest expense (ii)	(851)	(476)	(705)	(568)
Dividend income 2	1	1	16	12
Share of net losses of associates and joint venture entities	(41)	(23)	(143)	(58)
Other income (iii)	537	300	370	655
Net income before income tax expense and minority interests	5,759	3,225	5,772	5,657
Income tax expense 30(l)	1,859	1,041	2,044	1,568
Net income before minority interests and cumulative effect adjustments	3,900	2,184	3,728	4,089
Minority interests	(2)	(1)	10	4
Net income before cumulative effect adjustments	3,898	2,183	3,738	4,093
Cumulative effect of changes in accounting principles, net of tax 30 (j), 30(o)	-	-	(162)	-
Net income per USGAAP	3,898	2,183	3,576	4,093

Reconciliations to financial reports prepared using USGAAP (continued)

	Telstra Group
	Year ended 30 June
	2002	2002	2001	2000
Note	$m	US$m	$m	$m

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
30(k) Mobile phone subsidies Under AGAAP, from 1 July 1999, we changed our accounting policy relating to subsidies provided to our customers when they purchase mobile phones. From this date, we deferred the subsidy provided to customers who enter into mobile phone contracts with a length of two years or greater. Where a subsidy is provided, the amount of the subsidy is deferred and recognised over 21 months to take into account the average life of the customer. This policy was considered to be inconsistent with industry practice in the United States and hence $174 million of revenue was deferred over two years in fiscal 2000.
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
 Management have assessed the impact on adoption relating to the performance of the annual impairment tests for goodwill and believe that an impairment will exist for the RWC goodwill that was previously written off on acquisition under AGAAP but reversed under USGAAP, of approximately A$309 million. Refer note 30(r). Apart from this adjustment, there are no other impairments expected to be recorded on the adoption of SFAS 141/142.
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

30(v) Research and development costs
 Research and development costs are recorded as an expense as incurred.

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

TELSTRA CORPORATION LIMITED
(Registrant)

By: /s/ David Moffatt

Name: David Moffatt
Chief Financial Officer

Dated: May 15, 2003

[Telstra Corporation Limited Letterhead]

Telstra Corporation Limited

Chief Executive Officer Certification

I, Zygmunt Switkowski (Chief Executive Officer), certify that:

  I have reviewed this Amendment No. 1 to the annual report on Form 20-F of Telstra Corporation Limited (the "Report");
  Based on my knowledge, the Report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this Report; and
  Based on my knowledge, the financial statements, and other financial information included in this Report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this Report.

Date: May 15, 2003

/s/ Zygmunt Switkowski

Zygmunt Switkowski
Chief Executive Officer

Telstra Corporation Limited

Chief Financial Officer Certification

I, David Moffatt (Chief Financial Officer), certify that:

  I have reviewed this Amendment No. 1 to the annual report on Form 20-F of Telstra Corporation Limited (the "Report");
  Based on my knowledge, the Report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this Report; and
  Based on my knowledge, the financial statements, and other financial information included in this Report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this Report.

Date: May 15, 2003

/s/ David Moffatt

David Moffatt
Chief Financial Officer