Form 20-F/A
period 2003-06-30
TELSTRA CORP LTD
filed 2003-12-30
CIK 1046126

================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C.

                                   ----------

                                   FORM 20-F/A
                                   (Mark One)

     [_] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

                                       OR

     [X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED JUNE 30, 2003

                                       OR

     [_] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES AND EXCHANGE ACT OF 1934

                         Commission file number: 1-14722

                                   ----------

                           TELSTRA CORPORATION LIMITED
             ------------------------------------------------------
             (Exact name of Registrant as specified in its charter)

                     AUSTRALIAN CAPITAL TERRITORY, AUSTRALIA
                 -----------------------------------------------
                 (Jurisdiction of incorporation or organization)

            242 EXHIBITION STREET, MELBOURNE, VICTORIA 3000 AUSTRALIA
            ---------------------------------------------------------
                    (Address of principal executive offices)

                    Securities registered or to be registered
                     pursuant to section 12 (b) of the Act.

      Title of each Class                   Name of Exchange on which Registered
      -------------------------------       ------------------------------------
      Ordinary Shares/(1)/                        New York Stock Exchange
      American Depositary Shares/(2)/             New York Stock Exchange


 Securities registered or to be registered pursuant to Section 12(g) of the Act.
                                      None


        Securities for which there is a reporting obligation pursuant to
                            Section 15(d) of the Act.
                                      None


Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

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

                     Yes [X]                  No [_]

Indicate by check mark which financial statement item the registrant has elected to follow.

                     Item 17 [_]              Item 18 [X]

================================================================================

(1) Not for trading but only in connection with the listing of the American Depositary Shares.
(2) Evidenced by American Depositary Receipts, each American Depositary Share representing five Ordinary Shares.

The purpose of this annual report on Form 20-F/A is to file in ASCII format via the Securities and Exchange Commission's EDGAR system a copy of the annual report on Form 20-F for the fiscal year ended June 30, 2003, previously filed via EDGAR on December 22, 2003.

                             Telstra Corporation Limited and controlled entities

Contents
--------------------------------------------------------------------------------------------------
SEC Item/(1)/                                                                             Page No.
--------------------------------------------------------------------------------------------------
               Summary Overview ...............................................................  3
Item 3         Key Information ................................................................  4
                     Selected financial data ..................................................  4
                     Exchange rate information ................................................  7
                     Cautionary statement regarding "forward-looking statements" .............. 13
Item 4         Information on the Company ..................................................... 14
                     History and development of the Company ................................... 14
                     Organisational structure ................................................. 14
                     Marketing and customer service ........................................... 16
                     Products and services .................................................... 18
                     International investments ................................................ 27
                     Capital Expenditures and Divestitures .................................... 28
                     Networks and systems ..................................................... 28
                     Property, plant and equipment ............................................ 34
Item 4         Competition and Regulation ..................................................... 35
                     Competition .............................................................. 35
                     Regulation ............................................................... 39
Item 5         Operating and Financial Review and Prospects ................................... 56
                     Application of critical accounting policies .............................. 56
                     Critical accounting policies applied in our USGAAP reconciliation ........ 59
                     Changes in accounting policies ........................................... 61
                     Overview of key factors affecting our business and financial performance . 61
                     Results of operations .................................................... 64
                     Operating revenue ........................................................ 66
                     International business ventures .......................................... 93
                     Liquidity and capital resources .......................................... 96
                     Contractual obligations and commercial commitments .......................101
                     Off Balance Sheet Arrangements ...........................................103
                     Related party transactions ...............................................104
                     Research and development .................................................105
Item 6         Directors, Management and Employees ............................................113
                     Directors ................................................................113
                     Senior management ........................................................116
                     Business address .........................................................118
                     Compensation of directors and officers ...................................118
                     Emoluments for board members and senior executives .......................118
                     Employees ................................................................127
Item 7         Major Shareholders and Related Parties .........................................129
                     Major shareholders .......................................................129
                     Relationship with the Commonwealth of Australia ..........................130
                     Related party transactions ...............................................132
Item 9         Listing Information ............................................................133
Item 8         Legal Proceedings ..............................................................136
Items 8, 10    Constitution and Documents on Display ..........................................137
                     Our constitution .........................................................137
                     Dividend policy ..........................................................141
                     Documents on display .....................................................141
Item 10        Exchange Controls and Foreign Ownership ........................................142
Item 10        Taxation .......................................................................148
                     Australian taxation ......................................................148
                     United States taxation ...................................................150
Item 11        Quantitative and Qualitative Disclosures about Market Risk .....................153

----------------
/(1)/ This document includes the disclosure requirements of the US Securities and Exchange Commission (SEC) and will be lodged with the SEC as our annual report on Form 20-F for fiscal 2003. This column lists the item numbers of Form 20-F included in this report.
        The following items are omitted:
        Items 1, 2, 12 and 16: omitted as not applicable.
        Items 13 (Defaults, dividend arrearages and delinquencies): omitted as there have been no defaults, arrearages or delinquencies.
        Items 14 (Material modifications to the rights of security holders and use of proceeds): omitted as there have been no material modifications.

Telstra Corporation Limited and controlled entities

Contents
--------------------------------------------------------------------------------------------------
SEC Item/(1)/                                                                             Page No.
--------------------------------------------------------------------------------------------------

Items 6, 15    Corporate Governance and Board Practices .......................................157
               Directors' report ..............................................................166
Items 17, 18   Financial Statements ...........................................................175
               Corporate Social Responsibility ................................................331
               Occupational Health and Safety .................................................332
               Environment ....................................................................333
               Freedom of Information .........................................................334
               Glossary .......................................................................336
               Total Year Financial Summary ...................................................340
Item 19        Exhibits .......................................................................341
               Signature ......................................................................342

----------------
/(1)/ This document includes the disclosure requirements of the US Securities and Exchange Commission (SEC) and will be lodged with the SEC as our annual report on Form 20-F for fiscal 2003. This column lists the item numbers of Form 20-F included in this report.
        The following items are omitted:
        Items 1, 2, 12 and 16: omitted as not applicable.
        Items 13 (Defaults, dividend arrearages and delinquencies): omitted as there have been no defaults, arrearages or delinquencies.
        Items 14 (Material modifications to the rights of security holders and use of proceeds): omitted as there have been no material modifications.

                             Telstra Corporation Limited and controlled entities


Summary Overview
--------------------------------------------------------------------------------

General

Telstra is Australia's leading telecommunications and information services company, with one of the best known brands in the country. We offer a full range of services and compete in all telecommunications markets throughout Australia, providing more than 10.3 million Australian fixed line and more than 6.5 million mobile services.

Our main activities include the provision of:

     .  basic access services to most homes and businesses in Australia;

     . local and long distance telephone calls in Australia and international calls to and from Australia;

     .  mobile telecommunications services;

     . a comprehensive range of data and internet services (including through Telstra BigPond(TM), Australia's leading ISP);

     .  management of business customers' IT and/or telecommunications services;

     .  wholesale services to other carriers and carriage service providers;

     .  advertising, directories and information services; and

     . cable distribution services for FOXTEL's cable subscription television services.

Our international business includes Hong Kong CSL Limited, one of Hong Kong's leading mobile operators; TelstraClear Limited, the second largest full service carrier in New Zealand and Reach Ltd (REACH), one of the leading wholesale providers of combined voice, data and internet connectivity services in the Asia-Pacific region.

One of our major strengths in providing integrated telecommunications services is our vast geographical coverage through both our fixed and mobile network infrastructure. This network and systems infrastructure underpins the carriage and termination of the majority of Australia's domestic and international voice and data telephony traffic.

Telstra's vision is to be Australia's connection to the future and our mission is to develop, design and deliver great communications solutions to every customer. Our goal is profitable growth for the Company and shareholders and we will achieve this through terrific people and great teamwork, innovative products, operational excellence, outstanding customer service, smart investments and winning in the marketplace.

Telstra Corporation Limited and controlled entities


Key Information
--------------------------------------------------------------------------------

Selected financial data

We recommend that the following information be read in conjunction with our financial statements, the accompanying notes to our financial statements and other information included in this annual report.

Our selected data is from the following sources:

     . financial data is derived from our audited consolidated financial statements and accompanying notes to our financial statements, which were prepared in accordance with Australian GAAP. Where this differs in material respects from USGAAP, these differences are shown in note 30 to the financial statements; and

     .  statistical data represents management's best estimates.

Financial data

-----------------------------------------------------------------------------------------------------------------------------------
                                                                                        Year ended 30 June
                                                                 2003     2003/(1)/      2002        2001        2000        1999
                                                                          (in millions, except per share amounts)
                                                                  A$         US$          A$          A$          A$          A$
-----------------------------------------------------------------------------------------------------------------------------------
Statement of Financial Performance Data
Amounts in accordance with Australian GAAP:
Revenue from ordinary activities/(2)/......................      21,700      14,539      20,928      23,086      20,567      18,220
Expenses from ordinary activities (excluding
depreciation, amortisation and interest expense)/(2)(6)/...      12,446       8,339      11,319      13,149      11,942       9,820
Depreciation and amortisation..............................       3,447       2,309       3,267       2,871       2,646       2,502
Profit before income tax expense...........................       4,928       3,302       5,446       6,297       5,349       5,320
Net profit.................................................       3,394       2,274       3,650       4,061       3,673       3,488
Net profit available to Telstra Entity shareholders........       3,429       2,297       3,661       4,058       3,677       3,486
Earnings per share/(3)/....................................        0.27        0.18        0.29        0.32        0.29        0.27
Earnings per ADS/(3)/......................................        1.35        0.90        1.42        1.58        1.43        1.35
Dividends provided for or paid/(4)/........................       3,345       2,241       2,830       2,445       2,316       4,247
Dividends per share/(3)/...................................        0.27        0.18        0.22        0.19        0.18        0.33
Dividends per ADS/(3)/.....................................        1.35        0.90        1.10        0.95        0.90        1.65
Amounts in accordance with USGAAP:
Operating revenue..........................................      20,495      13,732      20,196      19,456      19,343      17,571
Net income.................................................       3,450       2,311       3,898       3,576       4,093       3,416
Basic earnings per share/(3)/..............................        0.27        0.18        0.31        0.28        0.32        0.27
Basic earnings per ADS/(3)/................................        1.35        0.91        1.55        1.41        1.59        1.33
Dividends per ADS/(5)/.....................................   US$  0.77               US$  0.58   US$  0.46   US$  1.07   US$  0.45
Statement of Financial Position Data (at year end)
Amounts in accordance with Australian GAAP:
Total assets...............................................      35,599      23,849      38,219      37,473      30,339      27,682
Current interest-bearing liabilities.......................       1,323         886       1,896       2,604       3,316       2,265
Non-current interest-bearing liabilities...................      11,232       7,525      12,481      11,386       6,505       4,946
Shareholders' equity/net assets............................      15,422      10,333      14,106      13,722      11,602      10,294
Amounts in accordance with USGAAP:
Total assets...............................................      40,422      27,082      42,719      42,561      34,536      31,108
Current borrowings.........................................       1,323         886       1,866       2,604       3,316       2,265
Non-current borrowings.....................................      11,580       7,758      12,372      11,943       6,505       4,946
Shareholders' equity/net assets............................      18,025      12,076      18,402      17,795      16,528      16,199

                             Telstra Corporation Limited and controlled entities


Key Information
--------------------------------------------------------------------------------

Financial data

-----------------------------------------------------------------------------------------------------------------------------------
                                                                                        Year ended 30 June
                                                                 2003     2003/(1)/      2002        2001        2000        1999
                                                                          (in millions, except per share amounts)
                                                                  A$         US$          A$          A$          A$          A$
-----------------------------------------------------------------------------------------------------------------------------------
Revenue from ordinary activities comprises:
Sales revenue..............................................      20,495      13,732      20,196      18,679      19,343      17,571
Interest received/receivable...............................          84          56         126         103          62          49
Revenue from sale of assets/investments....................         859         575         302       3,303         842         330
Dividends revenue..........................................         1.0         0.7         1.0          16          12          13
Miscellaneous revenue......................................         261         175         303         985         308         257
                                                              ---------------------------------------------------------------------
                                                                 21,700      14,539      20,928      23,086      20,567      18,220
                                                              =====================================================================
Expenses from ordinary activities (excluding
depreciation and amortisation, and
interest expense) includes:
Book value of assets/investments sold......................         661         443         307       2,164         503         308
                                                              =====================================================================
----------

<F1>
/(1)/ Unless otherwise noted, all amounts have been translated at the noon buying rate on 30 June 2003 of A$1.00 = US$0.67.
<F2>
/(2)/ For a breakdown of operating revenue by product group and a breakdown of operating expenses by expense category, see "Operating and Financial Review and Prospects".
<F3>
/(3)/ Calculated based on 12,866,600,200 shares and, in the case of ADS calculations, based on a ratio of five shares per ADS. Basic earnings per share for each year was the same as diluted earnings per share.
<F4>
/(4)/ During the year ended 30 June 2003, we paid dividends of A$3,345 million (2002/2003 interim ordinary dividend, 2002/2003 special dividend and 2001/2002 final ordinary dividend).
<F5>
/(5)/ Calculated based on dividends paid during the year on a ratio of five shares per ADS, in US currency based on the exchange rates applicable at each payment date.
<F6>
/(6)/   Includes our share of equity accounted net losses of associates.

Telstra Corporation Limited and controlled entities


Key Information
--------------------------------------------------------------------------------

Statistical data

-----------------------------------------------------------------------------
                                                       Year ended 30 June
                                                   2003        2002     2001
-----------------------------------------------------------------------------
Billable traffic data (in millions)
Local calls (number of calls)...................   9,794      10,269   10,696
National long distance minutes/(1)/.............   9,161       9,170    9,082
Fixed-to-mobile minutes.........................   3,944       3,691    3,268
International direct minutes....................     740         781      693
Mobile telephone minutes/(2)/...................   6,335       5,780    5,277
Inbound calling product minutes.................   2,655       3,345    3,871
Network and operations data (at year end)
Basic access lines in service (in millions)/(3)/
   Residential..................................    6.15        6.35     6.27
   Business.....................................    2.60        2.72     2.83
                                                  ---------------------------
   Total retail customers.......................    8.75        9.07     9.10
   Domestic wholesale...........................    1.56        1.33     1.36
                                                  ---------------------------
   Total basic access lines in service..........   10.31       10.40    10.46
                                                  ===========================
FaxStream(R) services access lines
 (in thousands)/(4)/                                 390         400      413
ISDN access lines (basic line equivalents)
 (in thousands)/(5)/                               1,213       1,268    1,235
Mobile services in operation (SIO)
 (in thousands)/(6)/
   GSM..........................................   5,812       5,346    4,712
   CDMA.........................................     757         596      464
                                                  ---------------------------
   Total mobile services in operation...........   6,569       5,942    5,176
                                                  ===========================
Online subscribers (thousands)
   Narrowband subscribers.......................   1,158       1,056      864
   Broadband subscribers/(7)/...................     293         166       78
   xDSL in Intercarrier.........................      68           3       --
                                                  ---------------------------
   Total online subscribers.....................   1,519       1,225      942
                                                  ===========================
FOXTEL subscribers (thousands)
   FOXTEL cable subscribers.....................     477/(8)/    487      477
   FOXTEL direct to home satellite subscribers..     358/(8)/    313      268
                                                  ---------------------------
   Total FOXTEL subscribers.....................     835/(8)/    800      745
                                                  ===========================
Value-added services (thousands)
Mobile MessageBank(R) customers.................   5,499       5,062    4,258
Easycall(R) call waiting customers..............   5,605       5,605    5,604
Fixed line MessageBank(R) customers.............   1,444       1,448    1,414
Calling number display customers................     994         897      785
Employee data
Domestic full-time staff/(9)/...................  37,169      40,427   44,874
Full-time staff and equivalents/(10)/...........  42,064      44,977   48,317

----------
/(1)/ Includes national long distance minutes from our public switched telephone network (PSTN) and independently operated payphones to Australian fixed telephones. Excludes minutes related to calls from non-PSTN networks, such as ISDN and virtual private networks and FaxStream(R) services.
/(2)/ Includes all calls made from mobile telephones including long distance, international and data calls, based on calling party pays billing. Excludes CSL.
/(3)/   Excludes advanced access services, such as ISDN and FaxStream(R)
        services.
/(4)/   Facsimile access product.
/(5)/   Expressed in equivalent number of clear voice channels.

                             Telstra Corporation Limited and controlled entities


Key Information
--------------------------------------------------------------------------------

/(6)/   Excludes CSL SIOs.
/(7)/ Broadband subscribers include DSL layer 2 and 3S subscribers; retail products include cable, satellite, ISP, HyperConnect and ADSL, while wholesale products include Flexstream(R), DSL layer 2 and DSL layer 3S.
/(8)/ Includes FOXTEL's direct subscribers and subscribers receiving resold FOXTEL services via Telstra.
/(9)/   Excludes offshore, casual and part time employees.
/(10)/ Includes all domestic and offshore employees, including controlled entities.

Exchange rate information

Our consolidated financial statements are shown in Australian dollars (A$) except where another currency is specified. For convenience, this report has translations of certain A$ into US dollars (US$) at an exchange rate as at 30 June 2003 of A$1.00 = US$0.6713. These translations are indicative only and do not mean that the A$ amounts could be converted to US$ at the rate indicated.

The tables below show the rates of exchange at the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York:

     . at the latest practicable date before the publication of this annual report, being 15 December 2003: A$1.00 = US$0.7429;

     . the high and low exchange rates for six months preceding the date of this annual report:

        -----------------------------
                       High     Low
        June 2003     0.6729   0.6564
        July 2003     0.6823   0.6454
        August 2003   0.6593   0.6390
        Sept 2003     0.6810   0.6395
        Oct 2003      0.7077   0.6814
        Nov 2003      0.7238   0.6986

     .  for the five most recent fiscal years:
        ----------------------------------------------------
        Year ended   At period    Average
         30 June        end      rate/(1)/    High     Low
        ----------------------------------------------------
           1999         0.6611      0.6248   0.6712   0.5550
           2000         0.5971      0.6238   0.6703   0.5685
           2001         0.5100      0.5372   0.5996   0.4828
           2002         0.5628      0.5240   0.5748   0.4841
           2003         0.6713      0.5884   0.6729   0.5280
        ----------
        /(1)/ The average of the noon buying rates on the last day of each month during the year.

Fluctuations in the A$ to US$ exchange rate will affect:

     . the US$ equivalent of the A$ price of our shares on the Australian Stock Exchange (ASX). Consequently, this is likely to affect the market price of our American depositary shares (ADS) in the US; and

     . the US$ amounts received by holders of ADSs on conversion by the Depositary of cash dividends paid in A$ on the shares underlying the ADSs.

Telstra Corporation Limited and controlled entities


Key Information
--------------------------------------------------------------------------------

Risk factors

The following describes some of the significant risks that could affect us. Additionally, some risks may be unknown to us and other risks, currently believed to be immaterial, could turn out to be material. All of these could materially adversely affect our business, profits, assets, liquidity and capital resources. They should be considered in connection with any forward-looking statements in this annual report and the warning regarding forward-looking statements in this section of this annual report.

We are subject to extensive regulation that may negatively affect our business and profitability by constraining our ability to pursue certain business opportunities and activities and affecting the returns we can generate on our assets

We operate in a heavily regulated environment. Australia has generally applicable and established competition law. There is further telecommunications-specific legislation that regulates matters such as carrier and carriage service provider obligations, industry specific competition regulation and those of our services to which competitors can have access (and the terms and conditions under which we provide this access).

We are also subject to regulations that are specific to Telstra only and not applicable to our competitors. For example, under the Telstra Corporation Act 1991 (Cwth) (Telstra Act), the Communications Minister may direct us to act in particular ways that benefit the public interest even though those actions may not be in our best commercial interests.

In addition, in June 2003 the Commonwealth Government introduced draft legislation into Parliament providing a framework for the possible further sale of the Commonwealth's interest in Telstra. It is possible that as part of this process the Commonwealth Government may seek to alter the regulatory regime by changing the environment in which we operate.

Because of these numerous factors, there is a risk that we could be exposed to significant limitations, uncommercial imposts, penalties and compensation payments in relation to our current and future activities. This may make it prudent on some occasions for us to cease or choose not to engage in business activities in which we might otherwise engage or avoid, defer or abandon certain capital projects. The regulatory regime may also affect our plans or the plans of our subscription television interest, FOXTEL, to upgrade and expand our networks. These regulatory risks could therefore have an adverse effect on our ability to pursue certain business opportunities and activities and the returns we can generate on our assets. This may in turn adversely affect our financial performance.

In addition, the operations of our investments in other countries are also subject to extensive regulation which has a significant effect on their businesses. Changes in the administration of those regulations or changes in the policies of the Governments of these countries could have a significant negative effect on the performance of our investments and on our consolidated results.

For more information regarding our regulatory environment and our obligations and potential liabilities under Australian and overseas regulations, see "Competition and Regulation - Regulation".

                             Telstra Corporation Limited and controlled entities


Key Information
--------------------------------------------------------------------------------


Competition in the Australian telecommunications market could cause us to continue to lose market share and reduce our prices and profits from current products and services

The Australian telecommunications market has become increasingly competitive since the Commonwealth Government introduced open competition on 1 July 1997. Although the overall market has experienced growth to date, we have lost substantial market share in some key markets. In response, we have lowered the prices of our products and services, particularly the prices for our local calls, national long distance calls and international telephone services and calls to and from mobile services. We expect that these trends will continue due to competitive activity, Government regulations requiring lower telephone call prices and regulatory facilitation of access to our networks, products and services.

We expect competitors to continue to engage in vigorous price competition. We also expect that our competitors will continue to market aggressively to those of our customers who purchase large volumes of telecommunications services from us. The continued loss of market share could have an adverse effect on our financial results in the market or markets in which this type of competition occurs.

For more information on our competitive environment, see "Competition and Regulation - Competition".

We are required to incur new debt in order to undertake expansion and develop our business and we may be unable to obtain future financing at favourable rates

Because the Telstra Act requires that the Commonwealth own at least 50.1% of our shares, we are not able to sell new shares in order to raise capital to fund acquisitions, expand and otherwise develop our business unless the Commonwealth Government increases its shareholding on an equivalent pro rata basis. Therefore, we usually need to obtain additional capital financing via debt or other non-equity instruments, principally by borrowing money from banks or selling bonds to investors. Incurring additional debt to raise capital increases the amount of interest we are required to pay and our future obligations to repay principal. This increases overall expenses which negatively affects our profits and eventually gives rise to a need to repay maturities, which places demands on our cash flow.

In addition, if we are unable to borrow the amounts we need at affordable rates, it may restrict our ability to pursue our business strategies and adversely affect our ability to finance our operations. Our ability to raise additional finance is also influenced by general conditions in financial markets, in particular as they relate to the telecommunications sector.

Fluctuations in currency exchange rates may adversely affect our revenues, operating results and the translation value of our overseas investments

Because we purchase some materials and supplies with prices dependent on foreign currencies and have substantial international investments denominated in foreign currencies, movements in the value of the A$ against other currencies can adversely affect our performance including revenues, operating results and balance sheet amounts.

While the majority of our foreign currency exposures associated with our borrowings are fully hedged to A$, we partially hedge exposures to purchases and translation risk associated with our investments, generally to around fifty percent of the value. We enter into hedge transactions of these exposures principally to reduce the volatility of exchange rate movements on our financial performance and results. These strategies do not fully remove foreign currency exposure and there is a risk that currency movements could negatively affect our operating results or financial position. For the fiscal year ended 30 June 2003, approximately 7% of our revenues, 72% of our borrowings and 5% of our total assets were denominated in currencies other than the A$ prior to hedging.

Telstra Corporation Limited and controlled entities


Key Information
--------------------------------------------------------------------------------

More information on our exposure to risk from foreign currency exchange rate fluctuations is provided in "Quantitative and Qualitative Disclosures about Market Risk".

If growth in mobiles and some of our other products slows, our revenues may not grow as rapidly as in the past and may even decrease, which in turn could adversely affect our profitability

In recent years, our revenues have grown in large part because of rapid expansion in some of our products such as mobile communications and data and internet products, mainly as a result of the expansion of those markets in Australia. We have seen some indications that some of our product markets are not likely to continue expanding at the same rate as has been the case in recent years. If these markets do not continue to expand, then in the absence of new products and services our revenue growth may slow, which in turn could affect our consolidated financial position and results of operations.

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

As traditional telecommunications, data, internet and media markets converge, it is possible that further new competitors may enter the markets in which we have traditionally competed and we may confront established competitors in new markets we seek to enter. This could result in reduced market share, revenue and profitability in our traditional markets and could adversely affect our ability to win market share and operate profitably in these new markets.

Partially as a result of these changes and the entry of many new participants providing new generation data and internet services, the prices that can be charged for many products and services have also been falling which may affect our financial position and results of operations in these markets.

To address the converging telecommunications, data, internet and media markets, we may be required to devote considerable resources to enhancing our ability to deliver services required by these markets. There is a risk that competitors may deploy or develop technologies that provide them with lower costs or other operating advantages compared with us. This could give these competitors an advantage if we are unable to promptly and efficiently provide the services that they provide. We have invested substantial capital and other resources in the development and modernisation of our networks and systems. However, we may be required to incur significant capital expenditures in addition to those already planned in order to remain competitive. This may also render some previous capital investments ineffective.

The establishment of a link between adverse health effects and electromagnetic energy could expose us to liability or negatively affect our operations

Certain reports have suggested, but not proven, that electromagnetic energy
(EME) emissions from mobile phone base stations and radio communications facilities (including handsets) may have adverse health consequences for users and the community.

The consensus of national and international scientific opinion is that there is no substantiated evidence of public health effects from the EME generated by radio frequency technology, including mobile phones and base stations, when used in accordance with applicable standards.

                             Telstra Corporation Limited and controlled entities


Key Information
--------------------------------------------------------------------------------

In our operations, we comply with the EME levels permitted by legislation and applicable standards. While to date we have been able to insure these risks, the level of insurance cover available is reducing and premiums are rising to a point where the risks may not be economically insurable. However, there is a risk that an actual or perceived health risk associated with mobile telecommunications equipment and facilities could:

     .  lead to litigation against us;

     . adversely affect us by reducing the number or the growth rate of mobile telecommunications services or lowering usage per customer; or

     . hinder us in installing new mobile telecommunications equipment and facilities.

Any of these, or a combination of more than one, could have a negative effect on our results or financial position. For more information on EME, see "Information on the Company - Networks and systems - Electromagnetic energy".

Network and/or system failures could result in reduced user traffic, reduced revenue and harm to our reputation

Our technical infrastructure is vulnerable to damage or interruption from floods, wind storms, fires, power loss, telecommunication failures, cable cuts, intentional wrongdoing and similar events. The networks and systems that make up our infrastructure require regular maintenance and upgrade that may cause disruption. The occurrence of a natural disaster or other unanticipated problems at our facilities or any other damage to or failure of our networks and/or systems could result in consequential interruptions in service across our integrated infrastructure. Network and/or system failures, hardware or software failures or computer viruses could also affect the quality of our services and cause temporary service interruptions. Any of these occurrences could result in customer dissatisfaction and damages or compensation claims as well as reduced revenue.

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

In some cases, strategic or venture participants may choose not to continue their participation. In addition, our arrangements with our co-participants may expose us to additional investment, capital expenditure or financing requirements. There are also circumstances where we do not participate in the control of, or do not own a controlling interest in, an investment and our co-participants may have the right to make decisions on certain key business matters with which we do not agree.

All of these factors could negatively affect our ability to pursue our business strategies with respect to the concerned entities and the markets in which they operate. For more information on some of our investments, see "Information on the Company - International investments".

Telstra Corporation Limited and controlled entities


Key Information
--------------------------------------------------------------------------------

If our REACH joint venture does not perform as expected, we may not be able to utilise capacity prepurchases

In February 2001 we formed REACH, a 50:50 joint venture with PCCW Limited (PCCW) which merged our respective international infrastructure assets. REACH provides wholesale voice, data and internet connectivity services in the Asia-Pacific region. The financing arrangements of REACH are currently without recourse to our joint venture partner, PCCW, or to us. Depressed conditions in the global market for international internet capacity have adversely affected the performance of REACH and caused us to write down the carrying value of our investment in REACH to zero in the half-year period ended 31 December 2002. If these negative market conditions persist, REACH may continue to underperform and its operating cash flow may not grow as expected.

On 15 April 2003, we and PCCW entered into capacity prepurchase arrangements with REACH and certain of its subsidiaries whereby we and PCCW each contributed US$143 million for the prepurchase of capacity to be used in the future. The payments (which will be compounded to reflect the time value of money) are to be applied against the cost of the services and capacity supplied to us and PCCW by REACH as and when REACH has available surplus cash in accordance with a prescribed formula. Until REACH has such available surplus cash, Telstra will continue to purchase capacity from REACH as required for its operations.

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

We may also be adversely affected by developments in other countries where we have made equity investments or entered into ventures in the mobiles or telecommunications sectors including in Hong Kong, other countries in Asia and New Zealand. The level of acceptance of our services in these markets may limit our ability to expand our products and services there. Accordingly, we may be required to commit substantial resources to developing and marketing our products and services for selected international markets and to developing international sales and support channels. Some of these countries have political, economic, regulatory and legal systems that are different from those in Australia and may be less predictable. As a result, our international operations will be subject to numerous unique risks, including:

     . multiple and conflicting regulations regarding communications, use of data and control of internet access;

     . changes in regulatory requirements, import and export restrictions and tariffs;

     .  the burden of complying with the laws of a variety of jurisdictions;

     .  fluctuations in currency exchange rates and interest rates;

     .  changes in political and economic stability;

     .  potentially adverse tax consequences; and

     . reduced protection for intellectual property rights in certain countries.

Any of these factors could materially and adversely affect our future revenues, operating results and financial condition.

                             Telstra Corporation Limited and controlled entities


Key Information
--------------------------------------------------------------------------------

The financial distress of our suppliers and competitors may have a negative impact on us

Due to the slow down in the industry internationally and the resultant overcapacity globally, a number of our suppliers and competitors are financially distressed. If major suppliers collapse it may make it more costly to manage the ongoing expansion of our networks, systems and products and more difficult to manage the operations and maintenance of our existing networks, systems and technology. This may have a negative impact on our financial position and operations. In addition, because of financial distress, some carriers and providers who have purchased wholesale telecommunications services from us may not be able to continue operating or may become insolvent. This may impact our revenue and/or bad debts, as we may not be able to collect amounts owing to us from these companies.

Cautionary statement regarding "forward-looking statements"

Some of the information contained in this annual report may constitute forward-looking statements that are subject to various risks and uncertainties. These statements can be identified by the use of forward-looking terminology such as "may", "will", "expect", "anticipate", "estimate", "continue", "plan", "intend", "believe" or other similar words. These statements discuss future expectations concerning results of operations or of financial condition or provide other forward-looking information. Our actual results, performance or achievements could be significantly different from the results expressed in, or implied by, those forward-looking statements. Important factors that could cause our actual results to differ materially from the forward-looking statements we make in this annual report are set forth above under the caption "Risk factors" and elsewhere in this annual report. Given these risks, uncertainties and other factors, you should not place an undue reliance on any forward- looking statement, which speaks only as of the date made.

Telstra Corporation Limited and controlled entities


Information on the Company
--------------------------------------------------------------------------------

History and development of the Company

Our origins date back to 1901, when the Postmaster-General's Department was established by the Commonwealth Government to manage all domestic telephone, telegraph and postal services, and to 1946, when the Overseas Telecommunications Commission was established by the Commonwealth Government to manage international telecommunications services. Since then we have been transformed and renamed several times as follows:

     . the Australian Telecommunications Commission, trading as Telecom Australia, in July 1975;
     . the Australian Telecommunications Corporation, trading as Telecom Australia, in January 1989;
     . the Australian and Overseas Telecommunications Corporation Limited in February 1992;
     . Telstra Corporation Limited in April 1993, trading internationally as Telstra; and
     .  trading domestically as Telstra in 1995.

We were incorporated as an Australian public limited liability company in November 1991. Following the opening of Australia's telecommunications markets to full competition in July 1997, we underwent a partial privatisation in November 1997 under which the Commonwealth sold approximately 33.3% of our issued shares to the public. Following the initial privatisation, those of our shares that are not held by the Commonwealth are quoted on the Australian Stock Exchange and on the New Zealand Stock Exchange. American depositary shares, each representing five shares evidenced by American depositary receipts, have been issued by the Bank of New York as depositary (Depositary) and are listed on the New York Stock Exchange.

A further global offering by the Commonwealth of up to 16.6% of our issued shares was launched in September 1999. The shares sold by the Commonwealth were also listed on the Australian Stock Exchange, the New Zealand Stock Exchange and the New York Stock Exchange on 18 October 1999. As at 30 June 2003, the Commonwealth owned approximately 50.1% of our issued shares and it is required by legislation to own at least that much.

Organisational structure

In January 2003, our organisational structure changed. In particular, the three previous product focussed groups of Telstra Retail, Telstra Mobile and Telstra Country Wide were realigned to better serve customer needs for convenient and effective contact and service from Telstra.

From 1 January 2003, our organisational structure consisted of eight strategic business units and three corporate centre business units as outlined below.

Strategic business units

     . Telstra Consumer and Marketing is responsible for serving metropolitan consumer and small business customers with our full range of products and services including fixed, wireless and data, the overall management of Telstra's brands, advertising and sponsorships, the management of fixed and mobile products and implementing our product bundling initiatives.

     . Telstra Business and Government is responsible for serving our corporate, medium enterprise and Government customers with the full range of Telstra products and services of interest to this group of customers. This business unit also includes Customer Care and product management groups.

                             Telstra Corporation Limited and controlled entities


Information on the Company
--------------------------------------------------------------------------------

     . Telstra Country Wide is responsible for providing telecommunications services to customers in outer metropolitan, regional, rural and remote parts of Australia. This business unit was formed in June 2000 with the aim to establish a strong presence and grow our business in regional Australia. In January 2003, Telstra Country Wide assumed responsibility for an additional 10 communities in Queensland, the Australian Capital Territory, New South Wales and Victoria.

     . Telstra Broadband & Media, a new business unit established in January 2003, is responsible for our broadband and online services business BigPond(TM), our advertising, directories and information services business Sensis and Telstra Media (including our FOXTEL investment).

     . Telstra Wholesale provides wholesale products and services to the Australian domestic market. Telstra Wholesale provides a wide range of products and services including fixed, wireless, data and internet, transmission and IP, interconnection, access to our network facilities and retail/rebill products. The integration of Telstra's wholly owned subsidiary, Network Design and Construction Ltd (NDC), resulted in the NDC marketing and sales function serving external customers to Telstra joining Telstra Wholesale on 1 July 2003.

     . Telstra International manages our international interests, including Hong Kong CSL Limited and our joint venture REACH in Hong Kong. It also directs our offshore growth strategy, with a current focus on enhancing the value of our existing investments and rationalising the investments that are non-core to Telstra.

     . Infrastructure Services operates and maintains our telecommunications infrastructure. It supports our domestic retail and wholesale business units that in turn serve the end retail and wholesale market. Infrastructure Services is responsible for the provisioning, restoration, operation and management of our fixed, mobile, IP and data networks. This includes voice and data, product and application platforms and the online environment. As Telstra's primary service provider, Infrastructure Services is a fully integrated service business and aims to maximise the growth of our domestic retail and wholesale business while maintaining a competitive cost position.

     . Telstra Technology (previously known as Networks and Technology Group) was established in August 2002 as the core product technology group in Telstra. It develops and supports products specified by our market facing business units. Underpinning the products is a range of technologies which are optimally designed and implemented to provide the best outcome for Telstra and our customers. Telstra Technology also undertakes substantial research and development to ensure that Telstra remains at the forefront of technology in Australia.

Corporate centre business units

     . Finance & Administration is responsible for mergers and acquisitions and corporate policy and support functions including finance, risk management and assurance, shared services for processing functions, credit management, treasury, investor relations, acquisitions and divestments, productivity directorate, information technology and other corporate services. In addition, it is responsible for strategic planning and management of Telstra's investment portfolio and the financial management of the majority of our fixed assets, including network assets, through the Asset Accounting Group.

     . Legal & Office of the Company Secretary provides legal and company secretarial services across Telstra. It is also responsible for corporate security and liaison with law enforcement agencies.

Telstra Corporation Limited and controlled entities


Information on the Company
--------------------------------------------------------------------------------

     . Regulatory, Corporate & Human Relations manages corporate communications and public affairs across Telstra including media relations, employee communications, corporate image and reputation and external relations including Government affairs. It also manages personnel, organisation effectiveness, health and safety, environment, remuneration, training and leadership development programs. In addition, it has responsibility for regulatory positioning and negotiation, including assessment of regulatory decisions and preparation of submissions to industry regulators, as well as facilitation of regulatory compliance through the provision of advice and a regulatory compliance assurance program.

On 3 September 2003, we announced further changes to our organisational structure to continue aligning our structure with customer needs and our corporate strategy. A new group called Telstra Technology, Innovation and Products has been formed which brings together Telstra Technology with business unit product development areas, network technologies, IT systems and Telstra Research Laboratories. A further new group called Corporate Development has also been formed, with responsibility for investor relations, mergers and acquisitions, business development and corporate strategy. These organisational changes took effect from 1 October 2003.

Our organisational structure for financial reporting purposes has evolved over recent years to meet our business needs and has included the following:

     . in fiscal 2001, the business unit reporting structure consisted of Telstra Retail (including Telstra Country Wide), Telstra OnAir, Telstra International and Infrastructure Services & Wholesale;

     . in fiscal 2002, the business unit reporting structure consisted of Telstra Retail, Telstra Country Wide, Telstra Mobile (previously Telstra OnAir), Telstra International, Infrastructure Services (including Networks & Technology Group which was separated in August 2002) and Telstra Wholesale. We combined Telstra Retail and Telstra Country Wide as a single reportable business segment as they were considered substantially similar; and

     . in fiscal 2003, Telstra Retail, Telstra Mobile and Telstra Country Wide were restructured. The scope of Telstra Country Wide was increased and two new groups were formed, being Telstra Consumer and Marketing and Telstra Business and Government. These three groups form their own reportable segments for financial reporting purposes. Telstra Broadband & Media, which was also established in fiscal 2003, does not form its own reportable segment and is included in "Other" in the segments contained in note 5 to our financial statements. Telstra International, Infrastructure Services (including Telstra Technology) and Telstra Wholesale have remained unchanged.

See "Operating and Financial Review and Prospects - Segment information" for a discussion of the financial performance of our reportable segments during the last three fiscal years. Note 5 to our financial statements also provides information on our reportable business segments.

A list of our controlled entities is provided in note 23 to our financial statements. Our joint venture entities and associated entities are listed in note 24 to our financial statements.

Marketing and customer service

From supplying Australia's largest public and private sector organisations, to supplying people who use our services at home, Telstra is Australia's leading fully integrated telecommunications company, providing more than 10.3 million Australian fixed line services and more than 6.5 million mobile services.

Using sophisticated customer analytics, we target our offers, advertising and customer contact based upon our customers' needs. This has helped us to understand their needs and consequently improve our relationships with our customers, which has become one of our key competitive advantages.

                             Telstra Corporation Limited and controlled entities


Information on the Company
--------------------------------------------------------------------------------

Residential customers and small businesses

We segment our residential customers based upon their usage and lifestyle patterns. We segment our small business customers according to the type of business they operate and the way they interact with their customers. This information on customers by segment is then used to tailor our marketing campaigns.

We enable customers to interact with us online, through door-to-door sales representatives and telephone sales channels and face to face via Telstra Shops, Telstra licensed stores, Telstra Business Shops, Telstra kiosks and indirectly through more than 5,000 retail outlets nationwide in conjunction with our retail partners.

Medium and large businesses and Governments

To help identify businesses' key drivers and develop appropriate telecommunications packages, business customers have been segmented by size and industry: medium and large businesses and Australian Federal, State and the Australian Capital Territory Governments. We offer a range of targeted telecommunications solutions to all of our customer segments focussing on the unique communications needs of each customer group.

This year, Telstra Business and Government restructured its sales force to be more focussed and responsive to our customers' requirements. Significant focus has also been placed on education of our staff to equip them to better service the needs of a growth area of our business, data products and solutions. In particular, our account managers and communications consultants have received detailed training to improve their technical skills.

Regional, rural and remote customers

Telstra Country Wide was established to improve service levels, business performance and to strengthen relations with customers and communities in regional, rural and remote areas of Australia. Thirty-five regionally-based area general managers address the sales, marketing and service needs of our customers.

Wholesale customers

Our wholesale customers include licensed carriers, carriage service providers and internet service providers (ISPs). Telstra Wholesale provides products and services to more than 620 customers, including approximately 500 ISPs.

Wholesale customers typically buy products and services from Telstra Wholesale, add their own inputs and then sell to the retail market, but also include other wholesalers. Telstra Wholesale seeks to grow the industry by building strong commercial partnerships, providing appropriate product solutions and continually improving our customer services. We will continue to extend our wholesale product range and improve our online ordering, billing and assurance processes. We now provide our customers automated online services via our website, www.telstrawholesale.com.

Advertising customers

Sensis Pty Ltd (Sensis), our wholly owned subsidiary, is a leading Australian advertising directories and information services provider. Sensis provides print, voice, online and wireless products and services to more than 400,000 customers nationally, including small and medium enterprises, large corporates and Governments.

Sensis manages two of Australia's leading brands, Yellow Pages(R) and White Pages(R), along with the CitySearch(R) OnLine city guide, the Whereis(R) mapping and guidance site and the GOeureka(TM) internet search engine.

Telstra Corporation Limited and controlled entities


Information on the Company
--------------------------------------------------------------------------------

Global business solutions

We have business offices in the Asia Pacific region, Europe and the US to support local, regional and global telecommunications requirements for multinational corporate customers. Together with our partners and alliances, we have the network capabilities that offer customers access to more than 230 countries and territories across the globe. We provide total network solutions including dedicated consulting, planning, project management, system integration and customer support seven days a week.

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

----------------------------------------------------------------------------------------------------------------
Operating revenue by product and service category, including percentage of total operating revenue contributed by each product and sales category
----------------------------------------------------------------------------------------------------------------
                                                                              Year ended 30 June
                                                                   2003             2002              2001
                                                                 (in millions, except percentage of revenue)
                                                               A$     %/(2)/     A$     %/(2)/     A$     %/(2)/
----------------------------------------------------------------------------------------------------------------
Basic access .............................................    3,091       14    2,880       14    1,955        8
Local calls ..............................................    1,567        7    1,643        8    1,915        8
PSTN value added services ................................      272        1      261        1      263        1
National long distance ...................................    1,162        5    1,216        6    1,267        5
Fixed-to-mobile ..........................................    1,517        7    1,419        7    1,287        6
International direct .....................................      307        1      336        1      338        1
Mobile services ..........................................    3,227       15    3,242       16    2,906       13
Mobile handsets ..........................................      381        2      226        1      213        1
Data .....................................................    1,053        5    1,051        5    1,192        5
ISDN (access and calls)  .................................      951        4    1,037        5    1,094        5
Internet and IP Solutions ................................      802        4      605        3      425        2
Sensis (advertising and directories) .....................    1,217        6    1,135        5      909        4
Customer premises equipment ..............................      202        1      220        1      274        1
Intercarrier services ....................................    1,170        6    1,124        5    1,132        5
Inbound calling products .................................      494        2      562        3      657        3
Solutions management .....................................      487        2      477        2      428        2
Various controlled entities ..............................    1,836        9    2,001       10    1,342        6
Payphones ................................................      148        1      154        1      166        1
Other sales and services .................................      611        3      607        3      916        4
                                                             ---------------------------------------------------
Sales revenue ............................................   20,495       95   20,196       97   18,679       81
Other revenue /(1)/ (excluding interest income) ..........    1,121        5      606        3    4,304       19
                                                             ---------------------------------------------------
Total operating revenue (excluding interest income) ......   21,616      100   20,802      100   22,983      100
                                                             ===================================================

----------

<F1>
/(1)/ Other revenue includes revenue from sale of assets/investments, dividends received/receivable and miscellaneous revenue. Interest received/ receivable is included in net interest.
<F2>
/(2)/ Represents percentage of total operating revenue contributed by each product and service category.

                             Telstra Corporation Limited and controlled entities


Information on the Company
--------------------------------------------------------------------------------

Revenues are derived from domestic and international sales as follows:
--------------------------------------------------------------------
                                              Year ended 30 June
                                          2003      2002        2001
                                                   (in %)
--------------------------------------------------------------------
Australia..........................       91.0       90.1       92.8
Hong Kong..........................        4.4        5.3        2.6
New Zealand........................        2.7        1.5         --
Other International................        1.9        3.1        4.6

No individual country makes a material contribution to revenue other than Australia, Hong Kong and New Zealand.

Basic access

We provide basic access services to most homes and businesses in Australia. We also sell access services to carriage service providers who then sell these services to their customers. Our basic access service consists of installing, renting and maintaining connections between our customers' premises and our PSTN to provide basic voice, facsimile (including services marketed under our FaxStream(R) brand name) and internet services. Our basic access service does not include enhanced products like ISDN access and ADSL services. These are recorded under "Data and internet services".

We charge our customers fees for connecting new lines and reconnecting existing lines. We charge all our residential customers approximately the same rates for basic access service even though it is more expensive for us to provide basic access service in rural areas.

Housing growth and customer requirements for additional basic access lines drives demand for residential basic access lines. The number of basic access lines in service has decreased in recent years but this has been offset, to some extent, by our success in encouraging customers to adopt alternative access services that have more capabilities, such as ISDN services and new internet access products using ADSL technology. Growth in the number of home offices and increasing demand for integrated voice and data services has caused some of our customers to switch to these alternative access services.

We market additional lines in areas where we have capacity available and in other areas we augment our network capacity with a range of technologies, including ADSL. We continue to target and selectively upgrade our customer access network as part of a network plant lifecycle maintenance program to reduce the number of faults and thereby improve our service levels. This upgrade has also assisted us to meet the demands for service in a more timely way and provide our network with additional capacity for further growth in the volume of lines.

Local calls

We provide local call services to most residential and business customers in Australia and we generally charge for local calls on an untimed call fee basis. We also provide local call services to carriage service providers at a commercially negotiated or regulated rate. These carriage service providers resell local call services and bill their customers directly.

National long distance calls

We are the leading provider of national long distance services in Australia. This comprises national long distance calls made from our PSTN network by residential and business customers to a fixed network. We also provide national long distance services to other carriers for resale.

Telstra Corporation Limited and controlled entities


Information on the Company
--------------------------------------------------------------------------------

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

Fixed-to-mobile calls

Fixed-to-mobile calls are calls made from our PSTN network to a mobile network. We charge for fixed-to-mobile calls on a timed basis after a call connection fee. Charges usually depend on the duration and time of day or day of the week of the call and whether or not the mobile called is a Telstra mobile service. We also offer capped calls on some of our package options during certain times and on specified days of the week for calls made to Telstra mobile services.

International telephone services

We are the leading provider of international telephone services in Australia offering customers international telephone services to more than 230 countries and territories. In addition, through REACH we offer international outbound telephone services on a wholesale basis.

We generally charge for international telephone calls on a per second basis after a call connection fee. The charge usually depends on the duration of the call and the destination of the call.

REACH now provides the connections we use to supply international services to our wholesale and retail customers. Prior to the creation of REACH, inbound and outbound traffic on the international network was delivered largely under bilateral contracts with major overseas carriers. We now have services agreements with REACH to cover these arrangements. REACH pays us for international traffic that terminates in Australia. These termination charges are based on the cost of delivering traffic to destinations in Australia using the domestic network. For more information regarding our arrangements with REACH, refer to "Operating and Financial Review and Prospects - international business ventures".

Mobile goods and services

We continue to be the leading provider of mobile telecommunications services in Australia in terms of mobile revenue, the number of customers and the geographical coverage area of our network.

The mobile telecommunications market in Australia is characterised by a significant degree of penetration and we estimate that market penetration as at 30 June 2003 was approximately 72%. With our evolution into mobile data products, we also provide our customers with a range of messaging, information, transaction and entertainment services. We are increasingly offering our business customers a variety of wireless data applications that enhance productivity.

The Australian mobiles market is highly competitive. To compete in this market, we rely on:

     .  our innovative marketing plans;
     .  our network coverage and quality;
     . using a number of different distribution methods to deliver our products and services to our customers; and
     .  our well-known and trusted brand name.

                             Telstra Corporation Limited and controlled entities


Information on the Company
--------------------------------------------------------------------------------

Our mobile telecommunications services include:

     .  digital cellular services;
     .  sales of mobile handsets; and
     . a wide range of added features and functions for communication via voice or data.

Our digital mobile service allows customers to send and receive voice and data calls. We also offer our mobile customers additional services including:

     .  MessageBank(R);
     .  Call Waiting;
     .  Call Forwarding;
     .  Calling Number Display;
     .  mobile facsimile and data services;
     .  Memo;
     .  Call Connect;
     .  International Roaming;
     .  Short Messaging Services (SMS) including PocketNews(R);
     .  Multi Media Messaging (MMS);
     . Wireless Application Protocol (WAP) services, including content such as financial information, sports, e-mail, weather, flights and directories;
     . packet data services using GPRS and One Times Radio Transmission Technology (1xRTT); and
     . other entertainment and information services available through telstra.com(R) and communic8(R).

Our wholly owned subsidiary Hong Kong CSL Limited (CSL) is also a leading provider of mobile services in Hong Kong. CSL's history of technical innovation in areas such as MMS provides great learning opportunities for us and will produce opportunities in the Australian and international markets. For further information on CSL, see "Information on the Company - International investments".

GSM digital service

Our digital GSM network covers more than 96% of the Australian population. We have continued to expand our digital GSM coverage into regional centres and along highways that link regional centres. We have also focussed on improving depth of coverage in major cities, particularly in-building and underground coverage. We offer international roaming in more than 120 countries.

We offer our GSM customers a wide selection of products and services giving them maximum flexibility and choice. Customers are rewarded for their usage and loyalty through prices that reduce the more time they spend on calls and through monthly loyalty bonuses (on member plans) that may be used towards the cost of a handset or to reduce their monthly bill.

CDMA digital service

Our CDMA network offers the largest cellular mobile phone coverage area in Australia, reaching more than 1.4 million square kilometres using an external antenna and covering more than 98% of the Australian population. CDMA has a number of advantages over GSM in some applications for users who require wider service coverage and faster data speed than circuit-switched GSM. Customers are increasingly connecting to our CDMA network and it is one of the fastest growing areas of the mobile business.

Telstra Corporation Limited and controlled entities


Information on the Company
--------------------------------------------------------------------------------

Telstra Mobile Satellite

In fiscal 2002, we launched Telstra Mobile Satellite which is a hand-held mobile satellite voice and data service for people living, working or travelling in rural and remote Australia. The service operates off the Iridium Low Earth Orbit satellite system which provides global mobile satellite phone coverage. We have signed a service partner agreement to sell the Iridium service including handsets, antennas and airtime.

3G wireless service

In December 2002, we launched Australia's first commercial third generation (3G) mobile service which is based on 1xRTT on our CDMA network. 1xRTT is a 3G development of CDMA technology for high speed packet switched data. In March 2003, we launched Telstra Mobile Loop(R) on 1xRTT to customers which features downloadable games and ringtones, e-mail access and picture messaging.

CDMA 1xRTT is currently available in every Australian capital city, together with the Gold Coast, the Sunshine Coast, Sale, Gippsland and along sections of the Hume Highway between Melbourne and Albury.

Data and internet services

We provide new generation data and internet services such as:

     . broadband and narrowband services for consumers and small businesses through Telstra's ISP, BigPond(TM);
     .  business grade internet solutions;
     .  IP Solutions; and
     .  domestic and international frame relay and ATM products.

We also provide data and specialised services such as ISDN, digital data services, voice grade dedicated lines, transaction/EFTPOS services and video and audio network services.

Our retail strategy for data and internet services is to:

     .  enhance and improve service delivery of existing data services;
     . develop innovative new generation IP and internet services, including DSL services for business;
     . work with customers as they require migration from existing data services to new generation data and internet services;
     . enhance our hosting, storage, security and application services; and . expand our range of managed solutions.

In relation to internet services, one of our key focuses is on broadband and our goal is to provide broadband services through our retail and wholesale channels to 1 million broadband SIOs by December 2005 and to achieve $1 billion in broadband revenue by December 2006.

Our retail focus through BigPond(TM) is to:

     . increase customers by offering products and services that provide compelling and customer friendly solutions;
     . excite, educate and convert customers to broadband through focused marketing campaigns; and
     . convert sales opportunities for broadband through existing channels and explore new sales channels.

We offer a range of internet products and packages under our BigPond(TM) brand. Telstra BigPond(TM) Home and Business offer dial-up modem and ISDN internet services to residential and business customers across Australia. Telstra BigPond(TM) Broadband provides broadband internet services to consumer and business customers via hybrid fibre coaxial cable, satellite or ADSL access technologies. In addition, Telstra Internet

                             Telstra Corporation Limited and controlled entities


Information on the Company
--------------------------------------------------------------------------------

Direct provides business customers with high quality dedicated internet access within Australia at transmission rates up to 1 Gbps.

We also provide wholesale internet access products for use by ISPs and carriage service providers. Our wholesale focus through Telstra Wholesale is to:

     .  foster broadband take up;
     .  enhance the product range to meet service provider needs;
     . develop innovative solutions that enable new broadband services to be offered; and
     .  drive network enhancements to support uptake.

Other data services

We offer other data services, in some cases with business partners, including:

     . games-based entertainment, children's education and online music services;
     . conferencing services that provide audio, video and internet conferencing (including the Conferlink(R) product range); and
     . administration and support services to funds managers for their back office administration and asset management operations.

Online services

In March 2000, we announced the availability of our online communications hub, telstra.com(R). Since this launch, the communications hub has grown substantially, from around 565,000 subscribers in June 2000 to more than 1,300,000 subscribers as at 30 June 2003.

telstra.com(R) provides access to a number of services and features including:

     .  information about our products and services;
     .  current Telstra corporate and investor relations information;
     . access to online messaging applications such as web-based e-mail and online SMS;
     . the ability to view and pay Telstra accounts online, as well as order Telstra products and services; and
     .  acting as a springboard to our ISP business - Telstra BigPond(TM).

Extensive work has been undertaken in fiscal 2003 to further develop telstra.com(R) to enhance it as an effective channel to market our products and services.

Advertising, Directories and Information services

We are a leading provider of advertising, directories and information services to consumers, small and medium enterprises, corporations and Governments through our advertising business and wholly owned subsidiary Sensis. Sensis was formerly known as Pacific Access Pty Ltd and was rebranded Sensis on 19 August 2002.

Sensis delivers targeted, multi-channel solutions incorporating directories advertising, non-directories advertising and information services.

Directories advertising incorporates the White Pages(R) (available in print and online) and Yellow Pages(R) directories (available in print, online and voice) and provides a vast array of advertising formats to meet the varying needs of businesses and Governments.

Telstra Corporation Limited and controlled entities


Information on the Company
--------------------------------------------------------------------------------

Non-directories advertising incorporates the CitySearch(R) city guide, Sensis WebWorks(TM) web site development and management service and Sensis MediaSmart(TM):

     . the CitySearch(R) site is an online city guide and is positioned as the premier provider of local information on topics ranging from restaurants and shopping to travel and professional services;
     . the Sensis WebWorks(TM) product offers small and medium enterprises a simple template-based online solution with which to build their business website; and
     . Sensis MediaSmart(TM) is a core non-directory online advertising business, managing online advertising campaigns across all Sensis online sites and leading external sites such as AFL.com.au, travel.com.au and asx.com.au.

The information services portfolio leverages our advertising and content management capabilities to create specific solutions for Governments and the corporate sector. These solutions include the Whereis(R) portfolio of location and navigation products which delivers detailed street directory and geo-mapping functionality via a range of electronic channels, the MacroMatch(R) service which uses White Pages(R) data to help companies 'cleanse' their databases of incorrect contact information and the Electronic White Pages(R) solution which delivers high speed access to White Pages(R) information.

Our commitment to customers has led to the development and launch this year of the Sensis Customer Charter. Sensis is, in fact, the world's first directory company to make this commitment to its customers and the implementation of the charter is already driving substantial improvement in our customer service and delivery processes.

Our print operations, which have driven client value for over 100 years, are now being successfully enhanced and extended through the development of a growing portfolio of new media offerings. Sensis will continue to achieve solid, sustainable growth through our ongoing focus on product innovation, enhancing our go-to-market capabilities and sales excellence.

Customer Premises Equipment

We provide telephone, data and other telecommunications equipment for rental or sale to our customers. In fiscal 2003, Telstra and Commander Australia Ltd (Commander) finalised an agreement that changed the relationship between the parties. As a result of this, Telstra is no longer limited in dealing with key telephone systems exclusively with Commander and Telstra is able offer a wider choice of equipment to better address customer requirements. These new arrangements enable Telstra to enhance its position in the business market.

Intercarrier services

We provide telecommunications services to other carriers and carriage service providers. Many new competitors have entered the Australian telecommunications market and as the Australian telecommunications market expands, demand for our intercarrier services may increase. The prices we charge other carriers and carriage service providers are mostly regulated.

Inbound and contact centre solutions

We offer inbound call services including:

     . Freecall(TM) 1800, a reverse charge call service used widely by large and small businesses to extend their market reach and attract sales;
     . Priority(R) One3, a shared cost service offering a 6 digit national number used by larger businesses as a front door to their contact centres and franchise operations for service calls;

                             Telstra Corporation Limited and controlled entities


Information on the Company
--------------------------------------------------------------------------------

     . Priority(R) 1300 services, a shared cost service offering a 10 digit number, similar to the Priority(R) One3 service, used when a short number format is not required;
     . Contact centre enablement services, including network-based interactive voice response (IVR), computer telephony integration (CTI), call routing services and online customer selection menus; and
     . InfoCall(R) 190, a telephone premium rate service where we bill the calling customers for both content and carriage on our bill and undertake a revenue share arrangement with the service provider.

We also supply a range of products to our consumer and business customers that offer alternative billing options including prepaid cards, automated reverse charging and calling cards.

Services solutions

We provide management of all or part of a business customer's IT and telecommunications services including management of each of the following:

     . managed voice services: our network based enhanced voice and data switching products, IP products and the provision of related professional services;

     . managed data services: our core data products including IP-based network solutions, ATM, frame relay, ISDN, ADSL and dedicated data network, equipment and the provision of professional services;

     . managed contact services: a customer's call or contact centre including network services, equipment and third party hardware/applications and professional services;

     . managed mobility services: fleet management of mobile phone networks and new wireless based technologies such as wireless Local Area Networks
        (LANs);

     . managed IT services: IT based products and services including firewalls, desktops, peripheral services and application service products; and

     . whole of business solutions: complex once off or whole of business solutions incorporating a range of the above services.

Other sales and services

Our other sales and services mainly include payphones, domestic information and connection services, video and teleconferencing and audio and video services.

We provide information and connection services through a number of call centres in Australia and through the White Pages(R) OnLine and Yellow Pages(R)
OnLine sites. We provide voice recognition technology to allow the automation of more than 2,400 of the most frequently requested numbers. In fiscal 2003, we responded to over 248 million calls with the majority of these basic operator services being provided without charge to the customer. For the last four years we have charged for directory assistance services provided to mobiles and business customers. We cannot charge or amend charges for our directory assistance services without the approval of the Communications Minister.

Payphones

We are the leading provider of payphones in Australia. As at 30 June 2003, we operated approximately 33,400 public payphones. Other private operators have approximately 34,200 payphones that are connected to a payphone access line provided by us. Our Universal Service Obligation requires us to make payphone services reasonably accessible throughout Australia including in non-metropolitan and rural areas. Approximately half of our public payphones are in these areas.

Telstra Corporation Limited and controlled entities


Information on the Company
--------------------------------------------------------------------------------

Wholesale services

In addition to providing products for resale, we provide a range of other products specifically tailored for wholesale customers. These include:

     . interconnection services, including originating and terminating access to our fixed and mobile networks, preselection services and access to our network facilities such as ducts, towers and exchange space;
     . domestic and international transmission services, including leased lines;
     .  broadband, IP backbone and traditional data services;
     .  mobile telecommunications services; and
     .  network design and construction services.

Both GSM and CDMA mobile products and services are offered to our wholesale customers.

We also manage and deliver a wide range of customer processes for wholesale customers. These include product and service provisioning, ordering and activation, billing, fault reporting and end user and product transfer.

Subscription television

We own 50% of FOXTEL, with Publishing & Broadcasting Ltd (PBL) and The News Corporation Limited (News Corporation) each owning 25%. The FOXTEL partners have committed, with very limited exceptions, to confine their involvement in the provision of subscription television services in Australia to participation in FOXTEL. PBL and News Corporation have made long term programming commitments to FOXTEL.

FOXTEL has entered into various program supply arrangements, including some with minimum subscriber fee commitments. Refer to "Operating and Financial Review and Prospects - Contractual obligations and commercial commitments" for further details regarding our exposure to these commitments.

We are the exclusive long-term supplier of cable distribution services for FOXTEL's cable subscription television services in our cabled areas and we receive a share of FOXTEL's cable subscription television revenues. We can independently, or through partnerships and alliances, provide a broad range of communications, data and information services to other parties using our broadband network.

Under arrangement with the FOXTEL partners, FOXTEL may provide, in addition to subscription television services, a range of information and other services.

In fiscal 1999, FOXTEL introduced a commercial satellite service which enables subscription television to be delivered to approximately two million homes not passed by our broadband cable, excluding homes in areas serviced by the Australian subscription television provider Austar United Communications Limited (Austar). FOXTEL has licensed movie programming to Austar for delivery in most areas serviced by Austar on an exclusive basis, with the effect that FOXTEL may not provide a service containing this programming in those areas.

FOXTEL has the exclusive subscription television rights to the Australian Football League (AFL) matches. The AFL is a major component of sports viewing in Australia. Under the terms of the agreement negotiated with the AFL in 2001, FOXTEL has acquired the exclusive subscription television rights to all AFL matches for a term of five years commencing in 2002. The agreement also obliges FOXTEL to offer some form of AFL to the other subscription television operators, namely Austar and Optus Vision. However, FOXTEL is free to set the charge for such a service.

On 1 December 2002, Telstra commenced bundling FOXTEL's subscription television service with telephone and internet services and charging customers for them on a single Telstra bill.

                             Telstra Corporation Limited and controlled entities


Information on the Company
--------------------------------------------------------------------------------

Also on 1 December 2002, SingTel Optus commenced reselling FOXTEL subscription television channels on the Optus Vision cable network. Under this agreement, FOXTEL assumed some of Optus' rights and financial obligations under its movie and other content arrangements. FOXTEL also supplies some Optus Vision content over the FOXTEL platforms. This arrangement will run until 2010.

On 1 October 2003, Telstra commenced reselling Austar subscription television services as part of its Telstra Rewards packages. This arrangement, together with our FOXTEL arrangements, allow Telstra to provide a residential subscription television package to most areas in Australia regardless of geography.

A discussion of competition in the subscription television services market is contained in "Competition and Regulation - Subscription television".

International investments

Our major international investments include:

     . CSL, our wholly owned subsidiary that is one of Hong Kong's leading mobile operators with over one million customers and a market share of around 17%. CSL focuses on attracting and retaining high value customers and through its mobile brands, 1O1O and One2Free, CSL continues to offer its customers a highly targeted range of innovative mobile services;

     . TelstraClear Limited (TelstraClear), the second largest full service carrier in New Zealand that provides innovative voice, data, internet, mobile, managed services and cable television products and services to more than 12% of the New Zealand market. On 9 April 2003, we moved to full ownership of TelstraClear by acquiring the remaining 42% shareholding from Austar. New Zealand is a strategically important market for our trans-Tasman customers and this investment enables these important customers to receive the same end-to-end services that we provide in a seamless way; and

     . REACH, a 50:50 joint venture with PCCW and one of the leading wholesale providers of combined voice, data and internet connectivity services in the Asia-Pacific region. REACH has an interest in over fifty submarine cable systems, as well as landing rights, backhaul, operating licenses and bilateral agreements in most major international markets.

We also have a number of smaller offshore investments and joint ventures which include:

     . a 35% equity interest in the satellite communications operator, Xantic B.V. (formerly Station 12 B.V.) that is headquartered in the Netherlands; and

     . a 39.9% equity interest in Australia-Japan Cable Holdings Limited, a network cable provider based in Bermuda.

On 24 September 2003, we entered into an agreement to sell our 20.4% equity interest in Mitra Global Telekomunikasi Indonesia (MGTI) to PT Alberta Telecommunication (a subsidiary of Saratoga Investama Sedaya) subject to the satisfaction of certain conditions. PT Alberta Telecommuncation will acquire 100% of MGTI for approximately US$266 million enterprise value and the transaction is expected to be completed by the end of December 2003.

We are also evaluating business opportunities in the Asian region where we have established presence and operational experience. In particular, we continue to explore opportunities in China and we have entered into an agreement with the Beijing Organising Committee for the Games of the XXIX Olympiad to act as the adviser for the provision of telecommunications consultancy services for the 2008 Beijing Olympic Games.

Telstra Corporation Limited and controlled entities


Information on the Company
--------------------------------------------------------------------------------

Capital Expenditures and Divestitures

For a discussion of the significant capital expenditures and divestitures we made in the preceding three year period, refer to "Operating and Financial Review and Prospects - Liquidity and capital resources".

Networks and systems

One of our major strengths in providing integrated telecommunications services is our vast geographical coverage through both our fixed and mobile network infrastructure. This network and systems infrastructure underpins the carriage and termination of the majority of Australia's domestic and international voice and data telephony traffic. This large, diverse network is monitored and supported through a largely centralised global operations centre, which has a fully tested recovery plan that enables network management to be transferred to an alternate location in the event of an unforeseen disaster.

Ongoing substantial investment of both capital and resources is required to ensure that we maintain this leading position from both a technology and industry position. An example of how this requirement has been effectively met through fiscal 2003 is Telstra's investment in the Voice on Packet Core technology. In mid 2002, Telstra commenced work on a new IP-based telephony product called Telstra IP Telephony, targeting enterprise customers. The new product and underlying "softswitch" platform provides hosted PBX-style call features (including both traditional telephony features and new multimedia features) to business users over their existing IP LANs and Wide Area Networks
(WANs).

Research and development

Telstra reviews its project expenditure at the end of each financial year to determine actual spend on research and development and our reviews show that we spent an estimated $187 million in fiscal 2003, A$170 million in fiscal 2002 and A$217 million in fiscal 2001 on research and development. For a detailed discussion of our research and development refer to "Operating and Financial Review and Prospects - Research and development".

Transmission infrastructure

Our national transmission infrastructure consists of both terrestrial and non-terrestrial transmission systems. Our domestic terrestrial systems are almost exclusively digital and use approximately 3.5 million kilometres of optical fibre and more than 2,100 digital radio systems. Our major transmission routes incorporate Synchronous Digital Hierarchy technology. In fiscal 2003, we completed construction of an extensive Dense Wave Division Multiplexing (DWDM) network from South Hedland through Perth, Adelaide, Melbourne, Sydney, Brisbane and onto Cairns with links to Darwin and Tasmania as well.

In addition, we have selected suppliers for the provision of 10G/Bit DWDM systems in our network. We are examining proposals to implement this technology on the Perth to Adelaide, Adelaide to Melbourne, Melbourne to Sydney and Sydney to Brisbane routes when required. We are also examining potential lease options for these routes as an alternative to building our own capacity.

During fiscal 2003, we completed the installation of a second optical fibre cable from Victoria to Tasmania which will provide additional transmission capacity and further mitigate the risk of communications failure on key communications links to and from Tasmania.

Our international switching and transmission requirements are provided by REACH which owns international gateway switches in Sydney and an expanding network of switches across Asia, North America and Europe to augment its state-of-the-art global data/IP system. REACH operates the largest and most highly meshed IP backbone network in Asia and has investment interests in more than 50 submarine cable systems worldwide.

                             Telstra Corporation Limited and controlled entities


Information on the Company
--------------------------------------------------------------------------------

REACH uses satellite communication systems to supplement international traffic capacity where undersea cables are not feasible and to provide route diversity and circuit redundancy, as well as specialist satellite-based applications. REACH owns satellite earth stations in Australia and Hong Kong, including the largest satellite teleport in Asia.

Public Switched Telephone Network (PSTN)

Australia's geographic characteristics provide unique challenges for the provision of nationwide digital PSTN coverage. These challenges are being overcome by innovative application of a range of modern technologies. Over 300 major digital switching nodes are interconnected by state-of-the-art transmission systems and handle traffic from customers connected to more than 10,000 access sites. A combination of copper, fibre optic, radio and satellite technologies are used to achieve end-to-end connections. Access to the world is achieved through REACH's international gateway switches and our intelligent network platforms provide advanced services including toll-free and calling card products.

A trial of CDMA-based wireless local loop equipment is now complete and Telstra has begun the deployment of this technology in regional Australia as part of its contract with the Commonwealth Government to improve communications in extended zones. This technology will soon be more widely used to provide telephony access for customers to whom traditional copper pair access is unavailable or impracticable. The application of such technologies is aimed at providing economic solutions to previously difficult situations while meeting service standards.

The PSTN supports voice, facsimile and data products and the rapid growth in popularity of the internet has changed PSTN usage, influencing capacity considerations. The Telstra PSTN now handles more minutes of data and internet traffic than voice traffic. The combination of new broadband access services and growth in dial-up internet usage, messaging services and mobile telephony is leading to convergence of voice and data in the longer term. This will provide a solid base for seamless transition to future convergent service provision.

Our network supports a range of switch features which facilitate voice calls. These could include products like Homeline(TM) Features such as Call Waiting, Call Return, Abbreviated Dialling and Virtual Private Networks (VPN). New types of telephones and customer premises equipment which make these features more accessible and easy to use are continually entering the market.

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

The ISDN network is available to approximately 96% of the Australian population. ISDN provides an end to end digital connection that allows Telstra to deliver minimum 64kbps connections to customers.

Intelligent network (IN) platforms

We operate a number of IN platforms that support a range of advanced services including:

     . inbound services such as Freecall(TM) 1800, Priority(R) One3, Priority(R) 1300 and InfoCall(R) 190;
     .  calling cards (Telecard(TM));

Telstra Corporation Limited and controlled entities


Information on the Company
--------------------------------------------------------------------------------

     .  prepaid cards (Phoneaway(R), Say G'Day(TM));
     .  information services numbers;
     .  number portability;
     .  advanced network routing; and
     .  screening functions.

Our inbound services are important to our major business customers because they support their call centre and customer service operations.

We also operate two additional IN platforms that provide the full range of enhanced features which support our mobile products.

Data networks

We operate a number of data networks including a:

     .  Switched Data Network (SDN);
     .  National Transaction Switching Network;
     .  Digital Data Network (DDN);
     .  Dial IP Platform; and
     .  Multi Protocol Label Switching (MPLS) Network.

Our SDN is comprised of approximately 575 switches linked to access multiplexers at more than 120 sites around Australia. The SDN provides:

     . public packet switching data services suitable for a wide range of data applications;

     .  site-to-site and multi-site WAN connectivity;

     . national coverage for frame-relay data services from 64kbps up to 45Mbps (subject to available transmission capacity); and

     . national coverage for ATM data services, supporting access rates from 2Mbps to 622Mbps (subject to available transmission capacity).

SDN is also the backbone for the IP WAN services, supporting a range of access types from the fixed ATM and frame services for domestic and global use to Dynamic Dial, ADSL, wireless services and value-added features including firewalls, hosting, Messenger, IP Voice and IP Video.

Our retail customers use ATM and frame relay data services on the SDN to build wide-area corporate data networks. Our ATM point to point connections currently range from 64kbps to 152Mbps. Our wholesale customers use the SDN as a key element of their own retail offerings.

Our National Transaction Switching Network is suitable for electronic funds transfer and inventory applications. This network provides dedicated and dial-up access in a secure environment, suitable for transmitting transactions.

Our DDN, with its fully integrated management system, provides dedicated secure site to site transmission at speeds ranging from 1200bps up to 2Mbps. This network has extensive coverage, with more than 2,500 points of presence nationally across Australia for both Telstra retail DDS and Telstra Wholesale Data Access Radial (DAR) products.

                             Telstra Corporation Limited and controlled entities


Information on the Company
--------------------------------------------------------------------------------

In addition, the DDN is the underlying access infrastructure for Telstra's Accelerated Frame Relay product using its large network reach over multiple access technologies such as G.Shdsl, HDSL and optic fibre to enable the customer access into the SDN core network. DDN also supports the declared wholesale product of Data Access Radial which supplies the access for carriers to enable their customers to connect to their own retail offerings.

Our Dial IP platform supports dial-up access from the ISDN or public switched telephone networks to LANs, WANs and online data applications.

The new Wireless IP product provides easy mobile access to Telstra's IP Solutions via a GPRS capable device such as a mobile phone or a personal digital assistant (PDA) to streamline business for business that is on the move.

Internet Protocol (IP) networks

We operate a national internet backbone network. It is a fully IP-routed network which provides the backbone for all our Telstra Internet Direct services and all Telstra BigPond(TM) internet offerings, as well as Telstra Wholesale's internet products.

Our internet backbone network connects to the rest of the internet via the international links provided by REACH and connects domestically via peering links with its peer ISPs.

We operate two major internet data centres, one in Melbourne and one in Sydney. The computer server infrastructure in these centres controls access to the network and provides applications including e-mail, news, chat, web hosting and games. The server infrastructure supports real time activation of customers and also provides billing functionality, service monitoring and surveillance. Caching servers are deployed to store and serve often requested internet content so that customers receive faster web page delivery and we are able to contain our internet traffic costs.

We have a platform supporting Telstra Wholesale and Telstra internet services. This has been used to provide a Telstra BigPond(TM) Home product with universal local call access across Australia. Telstra BigPond(TM) Home is now available throughout Australia with dial-up access at the cost of a local call.

We deliver our IP Metropolitan Area Network (MAN) and Telstra Ethernet MAN services through an MPLS network that has ethernet switches located in customer buildings and interconnected by a high speed network. IP MAN plus IP WAN together form the network to deploy our IP Solutions products. Telstra is offering a Government IP solution which provides a fibre based IP network for use by Government agencies in metropolitan and regional locations, as well as accelerating the provision of fibre based wideband services by non-Government customers.

We have also extended the core, carrier grade IP network known as the Routed Data Network to sites in metropolitan and some regional areas.

Broadband network

Telstra delivers broadband capability through a variety of technologies using cable modem, ADSL and satellite services.

Our hybrid fibre co-axial cable (HFC) broadband network passes approximately 2.5 million homes and approximately 70% of the network is underground. The optic fibre component of this broadband network consists of two forward and one return path fibres, with nodes capable of serving up to 1,200 customers each.

Telstra Corporation Limited and controlled entities


Information on the Company
--------------------------------------------------------------------------------

The cable network is designed to provide two way transmission for interactive services and high speed data transfer up to 10Mbps. ADSL is a broadband access technology using existing PSTN access infrastructure with speeds up to 1.5Mbps (download) and up to 512kbps (upload). We have three very fast broadband service options available to customers in ADSL enabled areas in Australia:

     . an internet service for residential customers that allows customers to use the internet through their existing telephone lines without tying up the phone line or needing an additional line;

     . an internet service for companies to provide their staff, offices or branches with remote access capability to the corporate network; and

     .  a service for ISPs to provide their customers with ADSL internet access.

Since August 2000, we have been rolling out our broadband services and we achieved our target coverage for fiscal 2003 of 955 ADSL enabled exchanges. We also offer satellite broadband services via both a two way satellite service and a satellite download/dialup backchannel in areas of Australia for customers who are unable to access broadband via cable or ADSL.

Mobile telecommunications networks

We own and operate a number of networks for the provision of mobile telephone services that together cover more than 98% of the Australian population. We serve more than 6.5 million SIOs with these networks. Through CSL we also operate mobile services in Hong Kong.

In Australia, our GSM digital network operates in the 900MHz and 1800MHz spectrum band. As at 30 June 2003, our GSM digital network in Australia had approximately 57 mobile switches and base station controllers and in the order of 3,800 base stations nationally. We are continuing to expand the capacity of the GSM network, with more than 200 new base stations established in fiscal 2003 to provide additional capacity and enhance depth of coverage.

The GPRS service is available in the vast majority of our GSM network and provides "always on" data access to WAP and internet information services, as well as access to corporate customers' LANs and intranets.

Our second digital mobile telecommunications network in Australia is based on CDMA technology, with coverage around double the area of the GSM network. It operates in the 800MHz band that our closed analogue network used previously. As at 30 June 2003, our CDMA digital network in Australia had approximately 26 mobile switches and base station controllers and there were in the order of 2,500 CDMA base stations nationally.

Electromagnetic energy (EME)

Certain reports have suggested that EME emissions from mobile phone base stations and radio communications facilities (including handsets) may have adverse health consequences for users and the community.

We are committed to being open and transparent on all issues relating to EME emissions. We comply with all relevant radio frequency standards and have comprehensive policies and procedures to ensure the health and safety of the community and our employees.

We rely on the expert advice of national and international health authorities such as the Australian Radiation Protection and Nuclear Safety Agency (ARPANSA) and the World Health Organisation (WHO) for overall assessments of health and safety impacts. The consensus is that there is no substantiated scientific evidence of health effects from the EME generated by radio frequency technology, including mobile phones and base stations, when used in accordance with applicable standards.

                             Telstra Corporation Limited and controlled entities


Information on the Company
--------------------------------------------------------------------------------

Telstra Research Laboratories ensure that we have accurate and scientifically substantiated information and contribute to the national and international EME research program. In the last 10 years we have invested more than A$10 million in this program.

An area of industry leadership is the development of base station EME software that calculates environmental emission levels in a matter of seconds. Our widely acclaimed RF-MAP(TM) software enables operators, local authorities and community groups to assess the environmental impacts of mobile phone base stations and confirm compliance with safety standards. We have given copies of our RF-MAP(TM) software to national and international health authorities as well as community and Government organisations, reflecting our commitment to sharing expertise and providing the community with easy to use solutions.

Australian carriers, through the Mobile Carriers Forum, have adopted a strategy incorporating the Telstra developed EME site management process to help ensure compliance with the ACA electromagnetic radiation framework and the Australian Communications Industry Forum (ACIF) code of practice for radiocommunications infrastructure deployment.

Information processes and systems

We have a range of information processes and systems to support our delivery of products and services. We intend to increase the benefits of our offerings to customers by:

     .  introducing new products to the market faster;
     . further integrating our customer access technology and systems across channels; and
     .  reducing our overall IT costs.

We have recently invested and will continue to invest in many new systems and processes in the following seven principal areas:

     .  sales and marketing;
     .  customer ordering and provisioning;
     .  online access for customers;
     .  billing and credit management;
     .  service assurance;
     .  workforce management; and
     .  back office processes.

We are focused on rationalising and simplifying the delivery processes across Telstra. Together with our IT service providers, we will focus on driving efficiency and adaptability across our delivery systems.

Information technology alliances

We have outsourced our data centre mainframe operations and a proportion of our midrange operations and applications maintenance and enhancement activities to IBM Global Services Australia Limited (IBM GSA) for a 10 year period from July 1997. In March 2001, we entered into major IT applications development outsourcing agreements with EDS (Australia) Pty Limited in relation to billing activities and shared databases and with Deloitte Consulting in relation to our enterprise resource planning stream which encompasses finance, personnel and administrative IT systems. In August 2002, we entered into a strategic relationship with Sun Microsystems Australia Pty Ltd for the supply of core online platforms and systems to create a single online operating environment.

On 28 August 2003, we entered into an agreement with IBM to sell our 22.6% equity interest in IBM GSA for $153.5 million. The transaction was completed on 5 September 2003.

Telstra Corporation Limited and controlled entities


Information on the Company
--------------------------------------------------------------------------------

Property, plant and equipment

Overview

A large part of our network is constructed on land occupied under our statutory powers and immunities. We also own and occupy land that includes strategic sites, such as the properties on which our telephone exchanges are located. We own more than 5,300 freehold sites and occupy more than 6,600 sites on a leasehold or other basis. Most of our sites are related directly to our telecommunications operations and are used for housing network equipment of various types, such as telephone exchanges, transmission stations, microwave radio equipment and mobile radio repeater equipment. Some of our operational sites are on leased land or land that we have access to by statutory right or other formal or informal arrangement. In addition to our operational sites, we own or lease a range of properties used for office accommodation, storage and other miscellaneous purposes which is discussed in "Operating and Financial Review and Prospects - Contractual obligations and commercial commitments".

In August 2002, as a part of our comprehensive property strategy review, we sold seven office properties for A$570 million. We have entered into long term operating leases in relation to these properties.

Land access powers

The land access powers conferred on carriers by the Telecommunications Act 1997
(Cwth) (Telecommunications Act) are limited to those inspections, maintenance and installation activities that will have a low impact on the surrounding environment. For activities not covered by the land access powers, we must obtain all necessary consents, including the consent of the relevant town planning authority as well as from the owner of the land, before network construction activities may commence. Where the construction activities are to occur on land where native title exists, the native title claimants and holders may also need to be involved. Obtaining these consents may cause delay to the commencement of construction.

In some circumstances where we rely on the land access powers conferred by the Telecommunications Act to carry out construction activities, or where native title exists, compensation may be claimed against us.

Environmental issues

Environmental aspects covering the handling and storage of dangerous goods, noise from fixed plant, visual amenity and disposal of waste (including obsolete and decommissioned equipment) are required to be managed as part of operating and maintaining plant and equipment on occupied sites. We minimise the potential risks associated with these environmental aspects through various control procedures. Incident processes are in place to mitigate the potential for significant impacts. Each decommissioned plant is screened for hazardous substances such as polychlorinatedbiphenyls (PCBs) and chloroflurocarbons (CFCs) prior to recycling and hazardous materials are disposed of in compliance with regulatory requirements. Sites to be divested undergo environmental screening prior to sale and, if appropriate, remediation.

There are no current significant environmental issues that impede the utilisation or integrity of our network operation.

Telstra Corporation Limited and controlled entities


Competition and Regulation
--------------------------------------------------------------------------------

Competition

Overview

Competition in Australia's telecommunications market began in 1989 when competitors began to provide a limited number of services. In 1991, competition increased with the decision to establish a carrier duopoly and open resale of Telstra's services, particularly national long distance and international telephone services. Competition intensified in 1992 when Optus, now SingTel Optus Pty Limited (Optus), won the second carrier licence enabling it to offer unrestricted local, national long distance, analogue mobile and international telephone services. We started offering digital mobile telephone services over our own network in 1993. In the same year, Optus and Vodafone Holdings (Australia) Pty Limited (Vodafone) began offering those services over their own networks.

On 1 July 1997, the Commonwealth Government introduced the current regulatory regime which provides for open competition in Australia's telecommunications industry. Since then, there has been a significant increase in the number of carriage service providers that have entered the Australian telecommunications market. As at 30 June 2003, we supplied services to more than 620 wholesale customers that compete in the retail telecommunications market.

From a position of originally being the sole provider of telecommunications products and services in Australia, inevitably, competition has reduced our market share. However, competition has also contributed to growth in the overall telecommunication services market. We expect both these trends to continue but at lesser rates.

As at 30 June 2003, we estimate our retail market shares in the products and services we provide to be as follows: basic access services: 78%; local calls:
76%; domestic long distance minutes: 66%; international long distance minutes:
53%; mobile services: 46%; internet services (narrowband): 27%; internet services (broadband): 50%; data revenue: 63% (excluding ISDN); and subscription television services (FOXTEL): 57%.

We are permitted to compete in all telecommunications markets throughout Australia. Our competitors are also permitted to compete in all these markets. As convergence becomes more prominent, our competitors may seek to take advantage of their position in one market to enter or improve their position in another market.

Access and local calls

We currently face infrastructure competition in basic access and local call services in the central business districts of the major capital cities and major metropolitan areas. Our main facilities-based competitors are Optus (fixed and mobile), Vodafone (mobile), AAPT Limited (AAPT) (fixed) and Primus Telecommunications (Australia) Pty Limited (Primus) (fixed). These carriers and others have established dedicated connections with large business customers, mainly in central business districts. Dedicated connections allow a competitor to direct a business' telecommunications traffic to their own networks including local, long distance and international calls and data transmission. The availability of local number portability has contributed to the development of facilities-based competition in these markets.

National long distance and international telephone services

Competition has significantly eroded our market share for national long distance and international telephone services. A number of our competitors own their own switches, lease access and transmission capacity and resell services mainly from Optus and us. Smaller competitors usually only resell complete services.

Telstra Corporation Limited and controlled entities


Competition and Regulation
--------------------------------------------------------------------------------

Carriage service providers must provide their customers with call-by-call selection or "override" dialling and default choice or "preselection" in respect of national long distance, international calls and fixed-to-mobile calls, all of which further assist other carriage service providers to compete. See "Competition and Regulation - Regulation" for a discussion of regulatory requirements for preselection.

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

Mobile telecommunications services

The mobile telecommunications market is one of the most competitive telecommunications markets in Australia and we estimate that market penetration as at 30 June 2003 was approximately 72%. As this level of market saturation increases, we expect the rate of further market penetration to slow for all carriers.

The composition of new subscribers is also changing as growth in subscriber acquisitions is driven more by pre-paid services, rather than the traditional post-paid contract customers. Increasingly, mobile service providers are looking to future growth in revenue from data usage by existing subscribers. There is evidence of strong growth in data usage which is currently driven by the popularity of SMS. Agreement between carriers for inter-carrier SMS between GSM and CDMA networks has facilitated this growth.

Over the past year, 3G commercial services were also launched by both Telstra and Hutchison 3G.

Data services

We offer a complete portfolio of traditional data services (such as Digital Data Service (DDS), ISDN and leased lines) as well as growth services such as frame relay and IP Solutions. The Australian data market is intensely competitive, with approximately 27 competitors.

Customers are increasingly substituting the more traditional data services with DSL or IP-based solutions and competition is most intense in these growth areas. Several DSL network providers are offering VPN over DSL services as an alternative to frame relay or leased line data connections. Others are also offering or trialling Voice over DSL (VoDSL), with a view to offering integrated voice and data bundles.

We work on engineering our data products and our customer support processes to establish a value proposition that will ensure Telstra's data products hold their own under these competitive conditions.

Internet access services

For internet access services, competition is generally based on quality of service, price, speed and availability of local call access and associated information or transaction services. The internet service provider market in Australia is diverse and highly competitive, with approximately 600 competing retail service providers. There has been some consolidation in this market over the past year and we would expect this trend to continue going forward.

                             Telstra Corporation Limited and controlled entities


Competition and Regulation
--------------------------------------------------------------------------------

We provide both dial-up and broadband internet access services. Broadband services are provided to end users by Telstra BigPond(TM) using ADSL, cable and satellite platforms. Telstra Wholesale provides industry participants with a variety of broadband offerings including DSL Layer 3, DSL Layer 2 and Virtual ISP Broadband. We also offer an ISDN internet access service as an alternative to standard PSTN dial-up to deliver faster internet speeds and recently released a new pricing plan for this product for both retail and wholesale customers.

Online services

Our online, content and web hosting services are subject to a high level of competition from domestic and international competitors. We seek to differentiate ourselves through a variety of factors including brand recognition and the entertainment, educational and commercial value of our content. We are meeting customer demand by offering our own content and forging alliances with content providers.

We provide services under a range of brands including telstra.com(R), Yellow Pages(R), White Pages(R), GOeureka(TM), Whereis(R) and CitySearch(R).

Wholesale services

Telstra Wholesale has more than 620 customers including approximately 500 ISPs and 50 wholesale competitors. Telstra Wholesale is focused on the delivery of communication services to intermediaries operating in Australia and offers around 30 wholesale-only products for our customers such as PSTN interconnection, DAR, Telstra Wholesale Safe Internet and a number of ADSL products.

Since June 2001, we have moved from around 20 arbitrations before the ACCC to only two subscription television arbitrations. These involve C7 and TARBS. As at 30 June 2003, there was no litigation or regulatory arbitrations concerning Telstra Wholesale. This is a demonstration of the significant progress we have made in negotiating wholesale deals commercially and expeditiously during recent years.

Subscription television

The subscription television services market is competitive. FOXTEL (of which we own 50%) is the leading subscription television provider in Australia, with approximately 835,000 subscribers (aggregating FOXTEL's direct subscribers and subscribers receiving resold FOXTEL services via Telstra) as at 30 June 2003. In addition, FOXTEL also supplies its programming to Optus on a wholesale basis, who supplies that programming to over 200,000 subscribers. Collectively, FOXTEL is now seen in over 1 million households.

FOXTEL is well positioned to compete on the basis of its brand and diverse program offerings delivered over both cable (via Telstra) and satellite. In fiscal 2003, FOXTEL continued its consistent history of annual growth with 4.4% growth in subscribers (aggregating FOXTEL's direct subscribers and subscribers receiving resold FOXTEL services via Telstra) and 32% growth when Optus wholesale subscribers are included. FOXTEL and Optus Vision are the main providers of subscription television services over cable in largely overlapping areas. FOXTEL also provides satellite services to homes not passed by our cable network.

Austar distributes subscription television through wireless and satellite systems in regional areas and has similar programming to FOXTEL. FOXTEL and Austar compete only in limited areas. While there are no restrictions on FOXTEL entering the Austar territory, many of the program rights held by FOXTEL do not permit it to broadcast that content into the Austar territory. Also, FOXTEL has licensed some programming to Austar on an exclusive basis in relation to most of the Austar territory. Other subscription television operators offer limited services.

Telstra Corporation Limited and controlled entities


Competition and Regulation
--------------------------------------------------------------------------------

Subscription television providers compete with free-to-air television operators and are prevented by law from holding exclusive broadcast rights to most major sports programs. Competition is currently based on a number of factors including programming, brand, price, marketing, service support and geographic scope of service delivery.

In September 1999, the ACCC declared an analogue cable subscription television broadcast carriage service. Two potential subscription television competitors have sought access under the declaration and we continue to be engaged in arbitration with these access seekers. The ACCC has not declared a digital service. See "Competition and Regulation - Regulation - Access".

In March 2002, FOXTEL concluded a series of agreements, including one with Optus Vision to provide FOXTEL programming to Optus for transmission on its service. Under this agreement, FOXTEL took over responsibility for paying certain program content obligations of Optus. The agreement commenced operation on 1 December 2002. These agreements were approved by the ACCC in November 2002 subject to conditions that have been met by undertakings which cover the supply of FOXTEL services to third parties, third party access to Telstra and FOXTEL's analogue and digital platforms and requirements for Austar to provide its subscription television services to infrastructure owners.

The undertakings lodged by Telstra and FOXTEL in November 2002 in relation to analogue subscription television access cover price and non price terms and conditions for third party access seekers and the ACCC rejected these undertakings in December 2003. Telstra and FOXTEL intend to lodge revised undertakings which address the reasons for the ACCC's rejection of the previous undertakings.

The obligation to provide a digital subscription television access service is subject to either Telstra launching such a service commercially or the ACCC granting Telstra and FOXTEL exemptions from the operation of Part XIC of the Trade Practices Act 1974 (Cwth) (TPA) in relation to that service. In December 2002, Telstra and FOXTEL lodged exemption applications in relation to the digital subscription television access service and in December 2003 the ACCC granted exemption orders in favour of Telstra and FOXTEL.

Also in March 2002, FOXTEL agreed to supply its service to Telstra in order for Telstra to resell the service as part of our bundled offerings along with our consumer telecommunications products. We obtained subscription television broadcasting licences via a wholly owned subsidiary and notified the ACCC of a technical third line force in relation to Telstra reselling the FOXTEL subscription television service as part of a bundle with our services. The ACCC approved the arrangements and on 1 December 2002, Telstra commenced bundling the FOXTEL subscription television services with our telecommunications products.

The impact of the March 2002 agreements and the subsequent undertakings will considerably expand the number of companies offering a retail subscription television product (including Telstra) and much of this will be the FOXTEL product, either as a resale product or as content supplied from FOXTEL to other infrastructure operators. We expect this to increase the appeal of FOXTEL and the general penetration of subscription television.

In March 2003, Telstra also entered into an agreement with Austar to allow Telstra to resell Austar subscription television services to Telstra customers in regional Australia as part of our bundled offerings along with our consumer telecommunications products. In May 2003, Telstra lodged third line forcing notifications with the ACCC in relation to Telstra bundling its services with Austar services and the ACCC indicated on 29 September 2003 that it had accepted those notifications.

The ACCC released a report in June 2003 on emerging market structures in the telecommunications sector. This report included a recommendation that Telstra should be forced to divest its investment in FOXTEL to increase competition in telecommunications markets. The Commonwealth Government has rejected this recommendation.

                             Telstra Corporation Limited and controlled entities


Competition and Regulation
--------------------------------------------------------------------------------

Advertising, Directories and Information Services

Our White Pages(R) and Yellow Pages(R) directories and related products (both print and online) are key advertising and contact information channels for Governments and businesses, in particular small and medium enterprises across Australia. As such, we operate within the highly competitive Australian advertising market, competing with a range of other domestic and international advertising businesses, local newspapers and direct marketing companies which also target a similar customer base.

Competing directory providers have access to carriage service provider subscribers contact details from the Integrated Public Number Database which we maintain as a requirement of our carrier licence.

Payphones

In our payphones business, we expect increasing competition due to new market entrants and indirect competition from increased mobile telephone use.

Regulation

Overview

Some of the major features of the Australian telecommunications regulatory regime are:

     .  industry specific competition regulation;
     .  any to any connectivity;
     .  extensive industry specific consumer protection regulation;
     .  industry codes and standards under a self-regulatory regime;
     .  no limits on the number of carriers;
     . carriage service providers with many of the same access rights and obligations as carriers; and
     .  limited carrier land access rights and statutory immunities.

Reviews were undertaken in fiscal 2001 and 2002 on some specific telecommunications regulations, with the most significant having been the Productivity Commission's review of telecommunications competition regulation.

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

The ACCC administers the TPA which regulates competition generally and includes specific provisions governing the telecommunications industry. The ACCC administers the telecommunications access regime, provisions for controlling anti-competitive conduct and Telstra retail price control arrangements.

Telstra Corporation Limited and controlled entities


Competition and Regulation
--------------------------------------------------------------------------------

The Australian Communications Authority (ACA) is responsible for regulating the non-competition aspects of the telecommunications industry under the Telecommunications Act and the Telecommunications (Consumer Protection and Service Standards) Act including:

     .  carrier licensing;
     .  technical regulation;
     .  quality of service;
     .  the customer service guarantee;
     .  priority assistance;
     .  network reliability framework;
     .  preselection, numbering and number portability;
     .  the universal service obligation;
     .  the digital data service obligation;
     .  spectrum management; and
     .  industry codes and standards.

The ACA may give written directions to carriers, carriage service providers and content service providers requiring them to comply with various provisions of the Telecommunications Act, the Telecommunications (Consumer Protection and Service Standards) Act, their licence conditions and registered industry codes. Breach of such a direction is subject to a penalty of up to A$10 million.

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

The industry also self-regulates through codes and standards

Bodies that represent one or more sections of the industry, such as the ACIF, may develop industry codes governing activities of carriers, carriage service providers and other industry participants. These activities mainly relate to matters affecting:

     .  consumers;
     .  inter-carrier operations;
     .  interconnection and performance of networks;
     .  radio;
     .  environmental issues; and
     .  customer equipment and cabling.

The ACA may register such codes under the Telecommunications Act, direct industry participants to comply with a registered code and, in the absence of a registered code, set mandatory industry standards. If a carrier or carriage service provider does not comply, it may be subject to a penalty of up to A$250,000. The ACIF also has compliance mechanisms for breach by an industry participant of an ACIF code to which the participant has agreed, which include non-monetary "public censure" sanctions.

The codes registered under Part 6 of the Telecommunications Act with the ACA as at 30 June 2003 relate to:

     .  the handling of life threatening and unwelcome calls;
     .  call charging and billing accuracy;
     .  end-to-end network performance;
     .  preselection;

                             Telstra Corporation Limited and controlled entities


Competition and Regulation
--------------------------------------------------------------------------------

     .  commercial churn;
     .  calling number display;
     .  complaint handling;
     .  customer information on prices, terms and conditions;
     .  billing;
     .  credit management;
     .  customer transfer;
     .  local and mobile number portability;
     .  unconditioned local loop service network deployment rules;
     . integrated public number database, data provider, data user and IPND manager;
     .  emergency call services;
     . deployment of radiocommunications infrastructure; and . SMS.

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

A carriage service provider is a person who supplies a telecommunications service to the public using network infrastructure owned by a carrier.

A content service provider is a person who uses a telecommunications service to supply to the public a content service, such as a broadcasting service or an online information or entertainment service.

Competition regulation

Competition rule

In addition to the general requirements of trade practices law, a carrier or carriage service provider must not engage in anti-competitive conduct in breach of the competition rule. A carrier or carriage service provider may breach the competition rule if it:

     . contravenes general trade practices rules relating to anti-competitive conduct in respect of a telecommunications market; or
     . has a substantial degree of market power and takes advantage of that power with the effect or likely effect of substantially lessening competition in any telecommunications market, taking into account other conduct if necessary.

The ACCC can issue a Part A competition notice if it has reason to believe that a carrier or carriage service provider has contravened the competition rule. A Part A competition notice need not describe conduct in very specific terms but may instead describe the general kind of conduct which the ACCC believes is in breach of the competition rule. Any repetition of the conduct while the competition notice is in force can lead to penalties or damages being awarded against the carrier or carriage service provider.

Telstra Corporation Limited and controlled entities


Competition and Regulation
--------------------------------------------------------------------------------

The ACCC can also issue a Part B competition notice. This Part B notice, which the ACCC may issue simultaneously with or after a Part A notice, will be more detailed than the Part A notice. The sole function of a Part B notice is its evidentiary effect. It is presumptive evidence of the information in it and can be used in court proceedings against the carrier or carriage service provider for penalties or damages.

To issue a competition notice (Part A or Part B), the ACCC need only have a reason to believe that there is a breach of the competition rules rather than being affirmatively satisfied of a breach of the competition rule after full investigation.

Any person (including a carrier's or carriage service provider's competitors) may apply at any time to the Federal Court for an injunction to restrain anti-competitive conduct, whether or not a competition notice has been issued.

A carrier or carriage service provider may be liable to pay penalties of up to A$10 million plus A$1 million per day of contravention, and for compensatory damages to affected third parties, if:

     . it continues to engage in conduct the subject of a competition notice after the notice comes into effect; and
     . the Federal Court finds that the conduct is in breach of the competition rule.

No final decision in relation to a competition notice has yet been handed down by a court.

If the ACCC issues a competition notice, it may also give a carrier or carriage service provider a written notice advising it of the action the ACCC believes should be taken to ensure that the carrier or carriage service provider does not continue to engage in the kind of conduct dealt with in a Part A competition notice. An advisory notice can be issued at any time. While such a written notice from the ACCC is of an advisory nature only, in practical terms there may be significant pressure on a carrier or carriage service provider to comply with the notice given the potential breadth and ambiguity of a Part A competition notice and the ability of the ACCC to revoke a Part A competition notice if the carrier or carriage service provider complies with the advisory notice. Also, a court may have regard to the ACCC's opinion in determining whether a carrier or carriage service provider is liable for penalties or damages if the court finds it to have been in breach of the competition rule.

No competition notices remain in force against Telstra, nor were any issued in fiscal 2003

Information gathering powers

The ACCC may seek information from carriers or carriage service providers with substantial market power in the telecommunications industry concerning charges for products and services, including in Telstra's case only, charges for basic carriage services, subject to a right of appeal to the Australian Competition Tribunal. The ACCC may publish information concerning charges and services if it is satisfied that there would be a net public benefit in doing so and has a further general power to obtain information in relation to designated telecommunications matters.

Record-keeping rules

The ACCC has in place financial record-keeping rules. These accounting rules require detailed six-monthly reporting to the ACCC of non-public cost and revenue information in relation to our wholesale and retail services.

The ACCC will be able to refer to this information on our costs and revenues in its market conduct and access investigations. Similar accounting rules apply to both Optus and Vodafone. AAPT and Primus are required to comply with the same rules but only in relation to retail services.

                             Telstra Corporation Limited and controlled entities


Competition and Regulation
--------------------------------------------------------------------------------

2000 Productivity Commission review

The Productivity Commission commenced a review of the industry specific competition regulation in the TPA in June 2000 and submitted its final report to the Minister (the Treasurer) in late calendar 2001. In its final report, the Productivity Commission recommended the retention of the telecommunications-specific competition regulation only on the basis that a review of the ACCC's decision to issue a competition notice was subject to merits review. In addition, the Productivity Commission recommended certain changes to the telecommunications access regime under Part XIC, much of which was designed to encourage the speedy resolution of arbitration decisions.

Telecommunications (Competition) Act 2002

The Commonwealth Government's response to the Productivity Commission's report resulted in amendments to the TPA introduced through the Telecommunications (Competition) Act 2002 which came into effect in December 2002. The key changes were:

     . the removal of merits review of ACCC decisions in arbitrations about the terms upon which carriers supply declared services. ACCC decisions in relation to final arbitral determinations were previously subject to appeal on merits to the Australian Competition Tribunal. Appeal rights on ACCC decisions on access undertakings were, however, retained;

     . the introduction of pre-investment or "safe harbour" provisions to provide certainty to carriers over regulatory risk associated with new infrastucture investment. We have sought to utilise these provisions in respect of the digitisation of our subscription television cable network; and

     . the ACCC was required to publish model price and non-price terms of supply of the core services which carriers supply of PSTN interconnect, local call resale and unconditioned local loop services.

In response to these changes, in January 2003 we lodged access undertakings with the ACCC setting out the prices upon which we are willing to supply these core PSTN services to other carriers until fiscal 2006.

In October 2003, the ACCC published a determination of its model price and non-price terms of supply of the core PSTN services. The model prices are significantly below the "rack rate" prices we lodged in our access undertakings in January 2003. In November 2003, we lodged revised access undertakings with the ACCC for these services, which undertakings accord with the ACCC's model terms and conditions. The ACCC has yet to decide whether to accept or reject our undertakings. We or an affected party have the right to seek merits review of the ACCC's decision by appeal to the Australian Competition Tribunal.

Accounting Separation

On 24 April 2002, the Communications Minister announced that a series of additional regulatory measures would be introduced in response to the Productivity Commission's report. The Minister stated that the Commonwealth Government will be requiring accounting separation of our wholesale and retail arrangements in order to ensure our wholesale arm treats all retail providers in an equitable fashion.

Telstra Corporation Limited and controlled entities


Competition and Regulation
--------------------------------------------------------------------------------

On 19 June 2003, the Minister for Communications issued his final Accounting Separation Direction to the ACCC requiring it to issue record keeping rules giving effect to that direction. We are currently reviewing the ACCC Record Keeping Rules. Included in this work is the requirement upon Telstra to update our regulatory accounting records from historic to current cost, which will impose some resource costs on us. Preparation of the regulatory accounts for the core PSTN services of PSTN interconnection, local call resale and the unconditioned local loop will provide a basis for comparison in relation to any existing regulated prices for these products. It will, however, be several years before completely accurate current cost accounts can be produced. The interim reports to be published from late calendar 2003 will be based upon a large number of assumptions, will need to be treated with caution as to their exact meaning and may be open to interpretation.

An additional requirement under the accounting separation rules will be for Telstra to publish imputation test results for various PSTN services including basic access, locals calls, national long distance, international long distance and fixed to mobile services. An imputation test measures whether an efficient competitor of Telstra can compete against our retail product offering, based on our retail price and an assessment of the efficient wholesale and retail costs to the competitor of providing the service. In the context of the Accounting Separation obligations, these costs will be determined by the information in our regulatory accounts.

A further requirement relating to the Accounting Separation obligations will be for the ACCC to publish a series of metrics that compare our performance in terms of new service connections and fault rectification for both wholesale and retail customers. We are required by law to provide equivalent service and believe that these metrics will demonstrate our compliance. However, because wholesale customers represent a small and non-random sample of the Telstra customer base, statistical anomalies are possible and could be subject to misinterpretation.

It is possible that, as a result, we could be subjected to increased regulatory intervention.

Another requirement relating to the Accounting Separation obligations will be for the ACCC to publish information about the state of competition in relation to services for business customers. It is not yet clear what information might be in these reports.

Retail price restrictions

The Commonwealth Government has set retail price controls on some of our services and groups of services that apply from 1 July 2002 to 30 June 2005.

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

                             Telstra Corporation Limited and controlled entities


Competition and Regulation
--------------------------------------------------------------------------------

Local call charges

We and other carriage service providers must offer untimed local calls to:

     . residential and charity customers for all local calls; and . business customers for local voice calls.

We are not permitted to charge more than 40 cents (including GST) for a local call from a public payphone. We are not permitted to charge more than 22 cents (including GST) for a local call from any other service except where the higher call price is offered as part of a package that offers a lower line rental than the standard line rental. We offer reduced rates for local calls with some of our service plans.

We continue to be obliged to ensure that:

     . our average price for untimed local calls provided to residential/charity customers in non-metropolitan areas in a fiscal year does not exceed the average price charged by us to residential or charity customers in metropolitan areas in the previous fiscal year; and
     . our average price for untimed local calls provided to business customers in non-metropolitan areas in a fiscal year does not exceed the average price charged by us to business customers in metropolitan areas in the previous fiscal year.

Directory assistance service charges

We cannot impose or alter a charge for our directory assistance services without the approval of the Communications Minister. In October 1999, we commenced charging business and mobile customers for national and long distance directory assistance services after approval of the Minister. Our residential customers continue to receive these directory services without charge.

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

Telstra Corporation Limited and controlled entities


Competition and Regulation
--------------------------------------------------------------------------------

Current declared services

The services which have been listed as declared by the ACCC include:

     . originating and terminating access for domestic PSTN and ISDN, GSM and CDMA mobile telecommunications networks;
     . transmission capacity on all routes (except links between mainland capital cities) on bandwidths of 2, 4, 6, 8, 34/45, 140/155 or higher Mbps;
     . digital data access service (domestic carriage of data between exchange or other network facilities and customer premises);
     . an unconditioned local loop service using unconditioned copper wire in our customer access network;
     . local PSTN originating and terminating services (which in our view is not materially different from the domestic PSTN originating and terminating access described above);
     .  local carriage services (in effect, this is local call resale);
     . analogue cable subscription television broadcast carriage service; and . the spectrum sharing service (also known as "line sharing").

Terms and conditions of access

A carrier or carriage service provider may give the ACCC access undertakings which set forth the terms and conditions on which it will offer to supply declared services. An undertaking only becomes operative if it is accepted by the ACCC. The terms and conditions (including price) of standard access obligations are to be resolved by commercial negotiations. If negotiations fail but an access undertaking (including the relevant terms and conditions) has been provided by the access provider and has been accepted by the ACCC, the access undertaking will apply. If there is no such undertaking, the ACCC may arbitrate the terms and conditions on which the standard access obligation will be met.

Access arbitrations

There is a detailed regime for ACCC arbitration of access disputes. At present, however, there are no arbitrations involving Telstra's supply of its telephony services. The only two arbitrations in which we are currently involved concern analogue subscription television services. However, it may be that in the future some of our wholesale customers will seek an arbitrated decision from the ACCC in relation to the terms and conditions of a declared service.

The ACCC has wide discretion in access disputes to deal with matters relating to access to the declared service and may terminate an arbitration in certain circumstances.

ACCC decisions in relation to undertakings are currently subject to appeal on the merits to the Australian Competition Tribunal. However, in December 2002 the Commonwealth Government removed merits appeal rights from the ACCC's final decisions in arbitrations (although transitional arrangements preserved merits appeal rights in relation to the two subscription television arbitrations).

Access pricing

The Communications Minister may make a pricing determination setting out compulsory principles for establishing access prices that must be followed by the ACCC. To date no ministerial pricing determination has been issued.

                             Telstra Corporation Limited and controlled entities


Competition and Regulation
--------------------------------------------------------------------------------

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

In January 2003, we lodged access undertakings with the ACCC setting out the prices upon which we are willing to supply the core PSTN services of PSTN interconnect, local call resale and unconditioned local loop services. In November 2003, we lodged revised undertakings for these services. The ACCC's decision on whether to accept or reject the undertakings is not expected until early 2004.

In October 2003, the ACCC published its determination of its model price and non-price terms of supply of these core services.

In September 2003, we lodged an access undertaking with the ACCC setting out the price at which we are willing to supply the spectrum sharing service. This undertaking will be assessed by the ACCC in due course.

Local call resale

The ACCC has stated that for local call resale, it is likely to adopt pricing on the basis of our retail price less "average retail" (or avoidable) costs in any access dispute. Future pricing of local call resale is likely to be determined through the current access undertakings process.

PSTN originating/terminating access

The ACCC has issued final pricing principles for PSTN originating and terminating services based on TSLRIC principles. Future pricing of PSTN access is also likely to be determined through the current access undertakings process.

Mobile terminating access

The prevailing regulatory pricing methodology for mobile terminating access services is still the retail benchmarking method. Under this approach, each mobile carrier's access prices are linked to its own retail price movements and it was envisaged that retail price competition would lead to wholesale prices falling at the same rate as retail prices for mobile services provided by a mobile carrier.

The ACCC is undertaking an inquiry into the regulation of mobile services and has released a broad discussion paper covering the declared mobile access services, as well as domestic and international intercarrier roaming and 3G services. The main issue relates to the regulation of mobile terminating access services. The ACCC is expected to issue a draft report in December 2003.

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

Unconditioned local loop (ULL)

The ACCC has issued final pricing principles for the declared ULL service based on TSLRIC principles. Future pricing of ULL services is also likely to be determined through the current access undertakings process.

Telstra Corporation Limited and controlled entities


Competition and Regulation
--------------------------------------------------------------------------------

Spectrum Sharing Services

The ACCC announced its decision to declare the Spectrum Sharing Service (or "line sharing") on 30 August 2002. We are unaware of the approach that will be used by the ACCC in determining the appropriate price for the service.

Carrier-to-carrier access obligations

Each carrier must provide access on request to other carriers to:

     . its customer cabling and customer equipment and facilities (including lines, towers, ducts and land) in place on 30 June 1991 or installed since that date using statutory powers, if it is reasonable to do so;
     . information relating to the operation of its networks; and . its underground ducts and certain of its towers and sites with the aim of ensuring that facilities are colocated on towers and in underground ducts, unless the ACA finds that collocation is not technically feasible.

Access to these facilities and information is on commercially negotiated or arbitrated terms and conditions. We have entered into a number of facilities access agreements with other carriers. The Communications Minister can determine pricing principles for access to customer cabling and equipment, network infrastructure and information relating to the operation of a network but has not done so to date.

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

The Communications Minister may impose conditions on any carrier licence. The Communications Minister must consult with the carrier before doing so. Our carrier licence currently requires us to:

     .  provide operator and directory assistance services;
     . annually produce, publish and provide an alphabetical telephone directory;
     . establish and maintain an integrated public number database and provide access to the database to all carriage service providers;
     . ensure reductions in connection and annual charges for certain basic telecommunications services of at least specified amounts if a customer does not rent a handset from us for use with that service;
     . have in place and report against an approved industry development plan and comply with the plan to the extent it relates to research and development;
     . provide resale (for a limited time) of and/or roaming on our analogue service to the operators of proposed new digital mobile networks on commercially negotiated or arbitrated terms and conditions;
     . extend an equivalent mobile service to those areas previously served by the analogue network (we are providing this through our CDMA network);
     . develop, implement and maintain a priority assistance policy and have processes, systems and practices in place to ensure that those customers with a life threatening medical condition can be identified and provided with priority assistance; and

                             Telstra Corporation Limited and controlled entities


Competition and Regulation
--------------------------------------------------------------------------------

     . monitor and publicly report on the reliability of Telstra's network in designated geographical areas of Australia and, where necessary, take appropriate action to remediate a customer's service.

Carriage service provider obligations

A carriage service provider that provides certain basic telecommunications services must provide or arrange for the provision of:

     .  itemised billing services;
     .  operator services; and
     .  directory assistance services to end users.

We must provide operator and directory assistance services to carriage service providers on request, on terms and conditions commercially negotiated or arbitrated terms and conditions. A carriage service provider must supply information for the integrated public number database.

Powers and immunities

A carrier may enter onto land and exercise any of the following powers:

     . inspect the land to determine whether the land is suitable for the carrier's purposes;
     .  install a facility on the land; and
     .  maintain a facility that is situated on the land.

A carrier may only exercise the power to install a facility if:

     . the carrier holds a facility installation permit, which the ACA may only issue subject to stringent conditions;
     . the facility has been determined to be a "low impact facility" by the Communications Minister (for example, specified types of underground conduit and cable); or
     .  the facility is a temporary defence facility.

If we engage in these activities, we must take reasonable steps to restore the relevant land and may be liable to pay compensation to land owners for financial loss or damage suffered by them as a result of our activities. We are also subject to a Telecommunications Code of Practice providing for notice and objection mechanisms. The Secretary to the Commonwealth Department of the Environment may impose conditions on some facilities installation activities.

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

The ACA numbering plan mandates number portability for some services

The ACA has put in place a numbering plan for Australia. Pursuant to a direction by the ACCC, the plan sets out the following rules:

Telstra Corporation Limited and controlled entities


Competition and Regulation
--------------------------------------------------------------------------------

     . local number portability was operational on a trial basis from November 1999 and fully operational by 1 January 2000 as mandated by the ACA. There are a limited number of specific cases where an exemption has been granted;
     . inbound number portability affecting all 1800, 1300 and One3 numbers became operational on 30 November 2000;
     . mobile number portability became available from 25 September 2001; and . the ACCC has directed the ACA to implement premium rate number portability. Telstra will work with industry to progress this.

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

Currently, carriage service providers must provide for the preselection of one carriage service provider for the following voice calls:

     .  national long distance calls;
     .  fixed-to-mobile calls;
     .  international calls; and
     .  some operator services.

An override function for these voice calls must also be provided.

The terms and conditions for provision of preselection are as agreed between the carriage service providers. In the absence of agreement, there is provision for arbitration by an agreed arbitrator or the ACCC.

                             Telstra Corporation Limited and controlled entities


Competition and Regulation
--------------------------------------------------------------------------------

Interception

Carriers are required by law to cooperate with law enforcement agencies in Australia. They must also, unless exempted by the Communications Minister, ensure that telecommunications services passing over their networks can be intercepted by agencies that hold an interception warrant. This requirement can lead to delay in the launch of particular carriage services until the services are capable of being intercepted. Moreover, carriers are required to bear the capital and ongoing costs of implementing interception capability in their networks.

Universal service and digital data service obligations

As the primary universal service provider, we have an obligation to fulfill the universal service obligation (USO) throughout the whole of Australia. This means that we must ensure that standard telephone services, payphones and any prescribed carriage service (of which none have been prescribed) are reasonably accessible to all people in Australia on an equitable basis, wherever they reside or carry on business.

As part of this obligation, we must make special customer equipment available to people with disabilities and offer interim telephone services in certain circumstances where there will be an extended delay in connecting or repairing a fault with a standard telephone service.

We are also a digital data service provider and have an obligation to fulfill the digital data service obligation (DDSO) throughout the whole of Australia. This requires us to ensure that all people in Australia have reasonable access to a digital data service with a data speed broadly equilavent to 64kbps. We fulfill the DDSO through the supply of ISDN services, to which at least 96% of the Australian population have access, and through the supply of BigPond(TM) satellite 1 way services for the remainder of the population.

In our roles as the primary universal service provider and digital data service provider, we are required to submit plans to the ACA and the Communications Minister for their approval which set out how we will progressively fulfil the USO and DDSO throughout Australia. Telstra's approved USO Policy Statement, USO Standard Marketing Plan and Digital Data Service Plans are available from our web site at www.telstra.com.au/universalservice and www.telstra.com.au/corporate/ddsp.htm.

The Communications Minister may determine a system to select carriers to be the primary universal service providers or regional universal service provider for all or some universal services for particular years.

The net losses that result from supplying loss-making services and from facilitating the satellite subsidy in the course of fulfilling the USO and DDSO are required to be shared among all carriers. The Telecommunications (Consumer Protection and Service Standards) Act 1999 (Cwth) provides that a universal service provider's net universal service cost, as assessed by the ACA, is to be shared amongst the universal service provider and other participating carriers on a basis proportional to the eligible revenue of each carrier.

For this purpose, the ACA assesses levy debits (required contributions to recognised USO costs) of other participating carriers, thereby requiring them to make payments into a universal service reserve from which payments are ultimately made to the universal service provider equal to the amount of its corresponding levy credit.

However, current legislation does not ensure that the costs we incur in providing the USO are fully recognised and properly funded by all industry participants. In accordance with the current legislation, the Telecommunications Laws Amendment (Universal Service Cap) Act 1999 (Cwth), the Communications Minister determines the net USO costs. These amounts are usually significantly less than our own assessment of the USO costs. The other participating carriers are required to pay us contributions based on the ACA assessments of their eligible annual revenue. The Communications Minister has also exercised the

Telstra Corporation Limited and controlled entities


Competition and Regulation
--------------------------------------------------------------------------------

power to determine the cost of the USO for up to three years in advance - he has determined costs for fiscal 2003 as A$234.1 million, fiscal 2004 as A$231.7 million and fiscal 2005 as A$211.3 million.

As the primary universal service provider, we receive no contribution from other carriers for any non-recognised USO costs.

Customer service guarantee (CSG)

At the direction of the Communications Minister, the ACA has made mandatory standards for carriage service providers (including Telstra) in relation to the provision and repair of standard telephone services and the keeping of customer appointments associated with these activities.

These customer service standards have been in effect since 1 January 1998. A revised CSG Standard came into effect in July 2000 which clarified that the new standard only applied to eligible customers with five or less standard telephone services and tightened some connection and restoration timeframes.

In accordance with the CSG Standard:

     . we will connect a new standard telephone service within timeframes that range between two working days (where a telephone service has recently been working at the new premises and can be automatically re-connected) and a maximum of 20 working days (where new Telstra network infrastructure has to be provided). The actual timeframe may also be dependant upon whether the CSG customer is located in an urban, rural or remote location; and
     . we will repair a CSG service in set timeframes according to the customer's location, which is either one, two or three full working days for customers located in urban, rural and remote areas respectively.

As from 1 January 2003, we reduced our connection timeframes in minor rural and remote locations where Telstra infrastructure does not exist from 6 months to 20 working days.

The damages payable under the CSG Standard include:

     . for a missed appointment, A$12 for a residential or charity customer and A$20 for a business customer; and
     . for a delayed connection or repair, A$12 for residential customers and A$20 for business customers for each working day of delay up to five working days and A$40 per working day of delay after that.

Damages cannot exceed A$25,000 per customer for each contravention.

If we have reason to believe that an event has occurred that is reasonably likely to result in us being liable to pay damages to a customer for a breach of the CSG Standard, we will notify the customer and pay those damages, whether by account credit or otherwise, within a prescribed period. This is the case irrespective of whether the customer has claimed those damages.

The Minister issued a draft direction in June 2003 to amend the CSG Standard and sought comments from industry and Telstra has provided a response to this draft direction.

Priority Assistance

The Communications Minister made an amendment to our carrier licence conditions in May 2002 requiring Telstra to implement arrangements for maximising service continuity to priority customers. As part of these arrangements, we must develop, implement and maintain a documented priority assistance policy and have processes, systems and practices in place to ensure that priority customers can be identified and provided with priority assistance in accordance with Telstra's priority assistance for individuals policy.

                             Telstra Corporation Limited and controlled entities


Competition and Regulation
--------------------------------------------------------------------------------

The Communications Minister approved Telstra's policy on 17 June 2002. The policy aims to provide eligible residential customers, who have a diagnosed life-threatening medical condition with a high risk of rapid deterioration and whose life may be at risk without access to a fully operational phone service, with the highest level of service practicably available at the time on the connection and repair of standard telephone services.

Telstra customers need to substantiate their eligibility or the eligibility of someone else residing at their premises, with certification from a medical practitioner or an authorised person.

Priority customers are entitled, unless circumstances make it unreasonable, to have a first standard telephone service connected and a fault with a nominated standard telephone service repaired within 24 hours in urban and rural areas and within 48 hours in remote areas. In addition, priority customers receive 24 hour, 7 days a week service for fault management, handling and repair. Where these timeframes cannot be met, we will offer eligible priority customers the choice between an interim priority service and an alternative service, for example call diversion to another telephone number of their choice.

As part of our licence condition, we must undertake a communications strategy to generate public awareness and advise customers of priority assistance. As at June 2003, we had recorded approximately 140,000 priority customers.

Network Reliability Framework

The Network Reliability Framework (NRF) is an outcome of the Telecommunications Service Inquiry (Besley Inquiry) which was conducted during 2000. The Inquiry recommended to the Communications Minister that the ACA be required to monitor fault rates in our network in order to identify reliability problems.

The NRF was introduced through an amendment to our carrier licence conditions, which took effect from 1 January 2003, and embraces CSG telephone services only -generally, those telephone services that are provided to customers with five or less standard telephone services.

The NRF is a compliance and reporting framework that aims to improve the reliability of our network at three different levels:

     . Level 1 - 44 geographical areas throughout Australia, which are based on Telstra's work regions. We are required to provide a monthly report to the ACA on the percentage of CSG services with no faults and the average percentage of service availability for each geographical area. This information is also made publicly available on our web site at www.telstra.com.au/servicereports;

     . Level 2 - the exchange service area (ESA) level, of which there are approximately 5,000 throughout Australia. We are required to provide monthly reports to the ACA of those ESAs where a predetermined number of CSG services (which is dependent upon the total number of CSG services in the ESA) have had one or more faults in each of the two preceding calendar months. The ACA can request further information from us regarding the performance of a particular ESA and may seek to have remedial action undertaken to reduce the incidence of faults in a particular ESA; and

     . Level 3 - the individual service level. We are required to take reasonable action to prevent a CSG service from experiencing four or more faults in a rolling 60 day period or experiencing five or more faults in a year. Where either of these thresholds is breached, we are required to investigate the reason for the breach, undertake such remediation as is necessary and report the contravention to the ACA.

The NRF adds to the range of consumer safeguards already in place, for example the USO, CSG Standard and priority assistance.

Telstra Corporation Limited and controlled entities


Competition and Regulation
--------------------------------------------------------------------------------

Supply terms and conditions

Under a determination made by the ACA, since March 2000 carriage service providers that formulate a standard form of agreement relating to the supply to an ordinary customer of designated goods and services have been required to provide customers with concise summaries of the terms and conditions on which customers acquire their goods and services. We provide these summaries to existing and new customers.

Hong Kong Telecommunications Regulatory Information

We own 50% of REACH which, through its wholly owned subsidiaries including REACH Networks Hong Kong Ltd (REACH Networks), conducts a wholesale connectivity business from Hong Kong. REACH Networks operates a network for the carriage of traffic to and from Hong Kong.

We also own CSL which conducts a cellular mobile business in Hong Kong. CSL holds a Public Radiocommunication Service licence which covers the establishment, maintenance and operation of a cellular network in Hong Kong. CSL also holds a third generation mobile services licence.

Below is a brief outline of the Hong Kong telecommunications regulatory regime and the key regulatory requirements with which REACH Networks and CSL must comply.

Telecommunications Ordinance (Chapter 106 of the Laws of Hong Kong)

The legislative framework governing the provision of telecommunication services and facilities in Hong Kong is principally contained in the Telecommunications Ordinance (Chapter 106 of the Laws of Hong Kong).

The Telecommunications Ordinance regulates the licensing and control of telecommunications services and telecommunications apparatus and equipment, including fixed wireline and wireless services, public mobile telephone services and certain aspects of internet services.

The Telecommunications Authority (TA) is the principal telecommunications regulator in Hong Kong and is responsible for administering the Telecommunications Ordinance. The Office of the Telecommunications Authority
(OFTA) was established in 1993 as an independent Government department and its key functions are to assist the TA in administering and enforcing the provisions of the Telecommunications Ordinance. The TA's powers include:

     .  issuing licences;
     . making rules and determinations in relation to the provision of telecommunications network services by licensees, including setting interconnection charges on particular routes;
     . requiring a licensee to comply with the terms of its licence and any applicable legislation; and
     . to suspend or revoke licences as enforcement measures or for the protection of the public interest.

Competition provisions

The telecommunications market in Hong Kong is almost fully liberalised and is now one of the most competitive markets in the world. Unlike many countries, Hong Kong does not have a general competition law. Anti-competitive behaviour is regulated through industry specific legislation as well as in various licence conditions.

On 9 July 2003, the Telecommunications (Amendment) Bill 2002 was passed by the Legislative Council of the Hong Kong Special Administrative Region. The purpose of the Bill is to regulate merger activity in some aspects of the telecommunications industry through empowering the TA to issue binding directions to carrier licensees when certain changes in the ownership of, or the control of, a carrier licensee occur which, in the TA's opinion, have or are likely to have the effect of substantially lessening competition in a telecommunications market.

                             Telstra Corporation Limited and controlled entities


Competition and Regulation
--------------------------------------------------------------------------------

New Zealand Telecommunications Regulatory Information

On 9 April 2003, Telstra acquired full ownership of TelstraClear Limited, the second largest full service carrier in New Zealand. Below is a brief outline of the New Zealand telecommunications regulatory regime.

Telecommunications Act 2001

Throughout the 1990s, the telecommunications sector in New Zealand was subject to a "light-handed" regulatory regime. Unlike most other OECD countries, no industry-specific regulatory authority was established in New Zealand to regulate and monitor telecommunications competition and to promote the entry of new competitors into the market on an efficient and sustainable basis. That approach finally changed with the introduction of the Telecommunications Act 2001.

The Telecommunications Act 2001 provides the principal framework for the regulation of telecommunications in New Zealand. The Act introduces a number of functions for the New Zealand Commerce Commission (Commission) to perform an expanded telecommunications sector-specific regulatory role. In summary, these functions are to:

     . make determinations on disputes between the access seeker and the access provider over access obligations of designated and specified services and also on price in the case of designated services;
     . determine the net cost and apportionment (amongst industry players) of Telecommunications Service Obligations and monitor the Telecommunications Service Provider's (Telecom) compliance with its Telecommunications Service Obligations (broadly, a USO);
     . recommend to the Minister the desirability of regulating additional services where considered necessary; and
     . propose and approve telecommunications access codes relating to designated and specified services for the telecommunications industry.

Determinations by the Commission under the Telecommunications Act 2001

To date the Commission has made two interim determinations under the Telecommunications Act 2001. They are for interconnection between Telecom and TelstraClear's PSTN network and for wholesale (resale) of a range of Telecom's business retail services. Telecom and TelstraClear have both sought price review determinations as a follow-on to those interim determinations and these are proceeding.

The Commission is in the process of making a draft determination on residential resale (for TelstraClear) and wholesaling (for CallPlus). The Commission has also decided to determine the apportionment of costs in implementing local and mobile number portability in response to a joint application (from TelstraClear, WorldxChange, CallPlus, Compass and iHug).

Licensing Regime

New Zealand has no licensing regime for telecommunications carrier. The Telecommunications Act of 1987 and 2001 enable a registered network operator to enjoy certain rights of access to public land to install telecommunications equipment. Registration is not mandatory.

Competition Provisions

The Commerce Act 1986 is New Zealand's generic competition legislation outlawing anti-competitive conduct in all industries and is enforceable by the Commission and by market participants.

Telstra Corporation Limited and controlled entities


Operating and Financial Review and Prospects
--------------------------------------------------------------------------------

The following discussion should be read in conjunction with the annual consolidated financial statements, including the notes to those financial statements, which are included with this annual report. Those financial statements have been prepared in accordance with Generally Accepted Accounting Principles in Australia (AGAAP), which differs in certain respects from Generally Accepted Accounting Principles in the United States (USGAAP). A discussion of the principal differences between AGAAP and USGAAP as they relate to us and a reconciliation of the net income and shareholders' equity to USGAAP, is provided in note 30 to our financial statements.

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

In this section, we refer to our fiscal years ended 30 June 2001, 30 June 2002 and 30 June 2003 as fiscal 2001, fiscal 2002 and fiscal 2003, respectively, and we have referred to the three fiscal years ended 30 June 2003 as the "three-year period".

Application of critical accounting policies

Our consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Australia. Our significant accounting policies are more fully described in note 1 to our financial statements. The preparation of our financial statements requires management to make estimates and judgements that affect the reported amounts of assets, liabilities, revenues and expenses and the disclosure of contingent assets and liabilities. We continually evaluate our estimates and judgements including those related to customer incentives, bad debts, inventories, investments, intangible assets, income taxes, financing activities, restructuring costs, retirement benefits, contingencies and litigation. We base our estimates and judgments on historical experience and on various other assumptions we believe to be reasonable under the circumstances. This forms the basis for making judgements about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates in the event that the scenario on which our assumptions are based proves to be different.

Our accounting policies have been developed over many years as the telecommunications industry and Generally Accepted Accounting Principles or "GAAP" have evolved. As our financial statements are prepared under AGAAP our accounting policies are necessarily compliant with all aspects of AGAAP.

In developing accounting policies, in addition to AGAAP requirements, we also consider telecommunications industry practice in other countries. Further to this, where there is no conflict with AGAAP we also align our accounting policies with USGAAP. This reduces the number of AGAAP/ USGAAP reconciliation differences required to be adjusted in note 30 to our financial statements.

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

                             Telstra Corporation Limited and controlled entities


Operating and Financial Review and Prospects
--------------------------------------------------------------------------------

Carrying value of investments, goodwill and other intangible assets

We assess the carrying value of our investments in controlled entities, associates, partnerships and other investments, including acquired goodwill and other intangible assets, for impairment at least bi-annually based on their recoverable amount. Our assessments vary depending on the nature of the particular investment concerned and generally include methodologies such as discounted cash flow analysis, review of comparable entities' revenue or earnings multiples, or in the case of listed investees, monitoring of share prices. These methodologies sometimes rely on factors such as forecasts of future performance and long-term growth rates of the investee, selection of discount rates and appropriate risk weightings, and determination of appropriate comparable entities and multiples. If these forecasts and assumptions prove to be incorrect or circumstances change, we may be required to write down the carrying value of our investments.

The carrying value of goodwill was A$2,018 million at 30 June 2003, A$2,063 million at 30 June 2002 and A$1,548 million at 30 June 2001.

The carrying value of our investments in joint ventures and associated entities and other listed and unlisted entities was A$255 million at 30 June 2003, A$1,302 million at 30 June 2002 and A$1,402 million at 30 June 2001. The reduction in the value of our investments in fiscal 2003 reflects the impact of the write down of our investment in REACH.

The carrying value of our patents, trade marks and licences, brand names and customer bases was A$1,146 million at 30 June 2003, A$1,358 million at 30 June 2002 and A$1,464 million at 30 June 2001.

Based on our most recent assessment of recoverable amount, we believe that as at 30 June 2003 our investments, goodwill and other intangible assets are recoverable at the amounts at which they are stated in our financial statements.

Capitalisation of costs

When we incur costs, we classify them as either operating expenses or capital costs. We expense operating expenses to the statement of financial performance as they are incurred. We only capitalise costs where we consider that they will generate future economic benefits. Capital costs are recorded as assets and shown in our statement of financial position based on the asset class considered most appropriate to those costs. Management judgement is used in determining costs to be capitalised in relation to the following major asset categories:

     .  Deferred expenditure

        We defer significant items of expenditure to the extent that they are recoverable from future revenue and will contribute to our future earning capacity. Expenditure is not deferred if it only relates to revenue that has already been recorded. We amortise this deferred expenditure over the average period in which the related benefits are expected to be realised (5 years). Each year we also review expenditure deferred in previous periods to determine the amount, if any, that is no longer recoverable. The amount of deferred expenditure that is no longer recoverable is written off as an expense in the statement of financial performance. Our deferred expenditure after amortisation, including deferred mobile handset subsidies, was A$796 million at 30 June 2003, A$819 million at 30 June 2002 and A$863 million at 30 June 2001.

Telstra Corporation Limited and controlled entities


Operating and Financial Review and Prospects
--------------------------------------------------------------------------------

     .  Capitalisation of software assets developed for internal use

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

        Our capitalised software assets for internal use, after amortisation, were A$2,001 million at 30 June 2003, A$1,804 million at 30 June 2002 and A$1,625 million at 30 June 2001. If management has incorrectly assessed the probability of the success of a project we may be required to write down the value of the software assets we have recorded.

     . Indirect overheads and borrowing costs related to construction activities

        The cost of our constructed property, plant and equipment includes purchased materials, direct labour, direct and indirect overheads and borrowing costs. Indirect overheads are generally attributable to the construction of assets and do not usually vary with construction activity volumes. Examples of indirect costs include planning and design of construction projects and the management of construction contracts. Where the role of a part of the work force is predominantly management, design and construction of communication assets, we allocate all indirect overheads associated with the operations and management of that work force to the projects undertaken by them. Where some projects undertaken by an organisational area do not relate to capital projects, indirect overheads are only allocated to capital projects based on the proportion that capital projects make up of the total costs of that organisational area. The remaining costs of that work force are expensed as incurred.

        Borrowing costs are capitalised on all assets constructed. We do not specifically borrow to fund construction of assets due to the constant nature of our construction process. As a result the allocation of borrowing costs to these assets is general and does not reflect funds specifically borrowed for each asset.

        Refer to "Operating and Financial Review and Prospects - Critical accounting policies applied in our USGAAP reconciliation" for discussion on amounts capitalised under USGAAP which have not been historically capitalised under AGAAP.

Carrying value and depreciation of property, plant and equipment assets and software assets developed for internal use

Property, plant and equipment assets made up 65% of our total assets in fiscal 2003, 62% in fiscal 2002 and 61% in fiscal 2001. We therefore consider our accounting policies around the carrying value and depreciation of these assets to be critical. We have adopted the cost basis of recording our property, plant and equipment, rather than the fair value basis. We assess the recoverable amounts of our fixed assets biannually, based on expected future net cash flows discounted to their net present value. Where a group of assets can be shown to be working together to generate net cash flows, this assessment is performed over the group of assets, rather than individually. If our estimates of future cash flows prove to be incorrect we may be required to write down assets in the future. In applying this policy we have not written down significant amounts of property, plant and equipment assets during the past three years.

                             Telstra Corporation Limited and controlled entities


Operating and Financial Review and Prospects
--------------------------------------------------------------------------------

In addition, we assess the appropriateness of the service lives of our property, plant and equipment assets on an annual basis. This includes a comparison against our service life estimates and international trends for other telecommunications companies. In relation to communications assets, this assessment includes a determination of when the asset may be superseded technologically. If our assessments of useful lives prove to be incorrect we may incur either higher or lower depreciation charges in the future or, in certain circumstances, be required to write down these assets.

Software developed for internal use is an exception to the above annual revision of service lives. With reference to global industry practice it was judged that for administrative simplicity, internally developed software would, on average, have a useful life of 6 years. This has been increased from 5 years in fiscal 2002 and 2001 because of reassessed useful lives for some major software assets.

Valuation of Receivables

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

Our provision for doubtful debts was A$199 million at 30 June 2003, A$221 million at 30 June 2002 and A$192 million at 30 June 2001. Trade debtors before any provision for doubtful debts were A$2,436 million at 30 June 2003, A$2,535 million at 30 June 2002 and A$2,799 million at 30 June 2001.

Revenue Recognition

We recognise revenues when they are earned through the delivery of a product or service. Telecommunications revenues are recorded at amounts billed plus an appropriate accrual for calls made since the last billing date. Revenues that relate to more than one period, such as installation and connection fees, are deferred and amortised into sales revenue over the expected period of benefit in accordance with SAB 101. The majority of our deferred revenue relates to the Telstra Consumer and Marketing business unit. Deferred revenue comprises deferral of revenue from Sensis relating to White Pages(R) and Yellow Pages(R) products, deferral of connection fees over the period of service and deferral by our billing system of telephone rental paid in advance.

Accrued revenue comprises mainly the recognition of unbilled amounts relating to telephone usage, service and maintenance. Our billing system generates most of the accrued revenue and automatically accrues revenue for billing cycles that remain unbilled at the end of each month.

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

Telstra Corporation Limited and controlled entities


Operating and Financial Review and Prospects
--------------------------------------------------------------------------------

the actual balance may have been greater or less than the adjustment calculated. This impacts the addition to property, plant and equipment adjustment made each year and the resulting annual amortisation expense.

As at 30 June 2003, property, plant and equipment with a net book value of A$659 million has been capitalised for USGAAP purposes, which was not capitalised under AGAAP.

Defined benefit plan prepaid pension asset and retirement benefit gain

We engage an actuary to assist in the determination of our prepaid pension asset and retirement benefit gain. The following assumptions are used to calculate the adjustment:

     .  discount rate;

     .  rate of increase on salary levels; and

     .  expected long-term rate of return on assets.

These assumptions have a significant impact on the calculations and adjustments made and are disclosed in note 30(f) to our financial statements.

There is no requirement under AGAAP to recognise these assets or gains.

Use of Telstra applicable yield curves for the purposes of calculating the fair value of our derivative financial instruments

We are not required to recognise the fair value of our derivative financial instruments in the statement of financial position for AGAAP. Under USGAAP we are required to recognise the fair value of our derivative financial instruments in the statement of financial position. We calculate fair value using market adjusted yield curves to take into consideration the cost of funding for Telstra. We adjust the base curves (which are sourced directly from the market via Reuters) to reflect Telstra's borrowing margins. Telstra's borrowing margins for each currency and maturity are derived from secondary market trading levels of our bonds issued in domestic and offshore markets. Where our bonds are not widely traded the borrowing margin is derived using advice from market dealers who are close to the market and can estimate the level at which Telstra could currently borrow. If market yield curves were applied which did not adjust for Telstra's borrowing margin, this would result in different fair values being recognised.

Use of certain estimates and assumptions concerning the calculation of compensation expense relating to remuneration based share plans

Under AGAAP we only expense options and employee shares when it is certain that there is a cost that will be realised by Telstra. Under AGAAP we do not expense the fair value of our executive option plans or employee share plans, however we do expense the fair value of our employee share plans and executive option plans for USGAAP purposes each year. For fiscal 2003, this did not result in any additional expenditure. However, for USGAAP purposes we expensed an additional A$41 million in fiscal 2002 and A$9 million in fiscal 2001. The reason for not expensing an additional amount in fiscal 2003 was that the cost incurred and recognised under AGAAP equated to the expense determined under USGAAP.

Our compensation expense is calculated by using various assumptions and variables. For example:

     .  risk free rates;

     .  dividend yield;

     .  expected stock volatility;

     .  expected life of the options;

                             Telstra Corporation Limited and controlled entities


Operating and Financial Review and Prospects
--------------------------------------------------------------------------------

     .  probability that performance hurdles will be met; and

     .  estimated forfeiture.

These assumptions have a significant impact on the calculations and adjustments made and are disclosed in note 30(m) to the financial statements.

Changes in accounting policies

Australian Accounting Standard AASB 1012 "Foreign Currency Translation" was changed from fiscal 2002 to fiscal 2003 and now requires us to separately report cross currency swaps designated as hedges of our foreign denominated borrowings as financial assets and financial liabilities. Previously the swap balance was reported as part of borrowings. This change reflects the fact that the swap contracts, although specifically hedging our borrowings, are made with different counterparties and as such are separate financial assets and liabilities in their own right. The individual swap contracts are still netted where the right of set-off legally applies.

The change in accounting policy has no impact on our statement of financial performance or our net asset position. However, as at 30 June 2003, we reported cross currency swap receivables of A$283 million and cross currency swap liabilities of A$426 million that would previously have been reported as a net liability of A$143 million.

In fiscal 2001 we adopted US Securities Exchange Commission Staff Accounting Bulletin No.101 (SAB 101) "Revenue Recognition in Financial Statements", the effect of which is described below in "Results of operations", "Operating revenue" and "Operating expenses".

Further information regarding the changes in our accounting policies is provided in note 1.2 to our financial statements.

Overview of key factors affecting our business and financial performance

During the three-year period, we have increased our revenues from mobile telecommunications and value-added services. We are continuing to implement operational changes to improve our productivity and operating efficiency. We have also increased our focus on wireless data and broadband applications and content.

Most of our revenues are generated from basic access, fixed and mobile call charges, data and internet services, directory services and intercarrier services. Our controlled entities contributed 9.0% of our total sales revenue in fiscal 2003, 9.9% in fiscal 2002 and 7.2% in fiscal 2001.

Looking forward we are focusing on three areas as opportunities to increase our revenues:

     . Domestic retail operations: Growth in our revenue from this market has been limited by competition. This market remains our main focus and is the most significant part of our company, providing us with the cash flow to continue to invest and develop our business. We are improving our marketing and our customer service in this area by:

        . offering a broad range of product packages that includes traditional products packaged with new products;

        . re-balancing our prices to reduce per call charges, while increasing basic access fees;

        .  providing high speed internet access products;

        .  continuing to increase the number of mobile service users; and

        .  providing more products on our mobile networks.

Telstra Corporation Limited and controlled entities


Operating and Financial Review and Prospects
--------------------------------------------------------------------------------

     . Applications and content: We have continued to grow our White Pages(R) and Yellow Pages(R) OnLine directory businesses. As telecommunications, computing and media technologies converge, we intend to focus on enhancing our capabilities to provide new and innovative application and content services and to expand further into these converged markets. We intend to enhance our capabilities across a number of content services and access and delivery technologies to position ourselves to take advantage of opportunities in these new markets as they unfold.

     . International expansion: We intend to expand our business and grow revenues and profits outside Australia, particularly in the Asia-Pacific region. We will focus on improving returns from our existing international investments in REACH, CSL and TelstraClear. We will also continue to explore other selected international investment, acquisition and alliance opportunities.

In recent years, we have devoted substantial capital to upgrade our telecommunications networks, eliminate components that were no longer useful and improve the systems used to operate our networks. As an example, in fiscal 2001 we closed our analogue mobile network and in fiscal 2002 continued the rollout of our CDMA mobile network.

We have also focused on our operating efficiency, our efforts have included:

     . streamlining our systems and processes, including the adoption of the Six Sigma management tools and techniques;

     .  improving work practices; and

     . systematically reviewing our cost structures and the way we deliver service to our customers.

So far these initiatives have allowed us to achieve cost efficiencies in many areas, while at the same time improving customer services. They have also resulted in a substantial reduction in the number of our full-time employees.

During the three-year period, we reduced the number of our domestic full-time employees from 44,874 in fiscal 2001 to 37,169 in fiscal 2003. Domestic full-time employees do not include employees in our offshore entities or part time and casual employees, but include expatriate staff in overseas controlled entities. We refer to the total of our domestic and offshore full- time, casual and part-time employees as full-time employees and equivalents. During the three-year period full-time employees and equivalents reduced from 48,317 to 42,064. This came at a cost of A$281 million in redundancy and restructuring expenses for fiscal 2003.

We are committed to continuing our review of areas of the business where cost efficiencies can be gained, while simultaneously maintaining or improving customer service. Opportunities to achieve this include:

     .  obtaining better value from our capital expenditure;

     .  rationalising our various IT and network platforms;

     .  improving network efficiency; and

     .  managing total labour costs more efficiently.

In February 2001, we sold our global wholesale business to REACH, our 50% owned Asian joint venture with PCCW. Revenue from this business is now recorded by REACH. At the same time, we acquired a 60% interest in CSL which is one of Hong Kong's leading wireless businesses. In June 2002 we acquired an additional 40% in CSL and now own 100% of the CSL group. In fiscal 2003, CSL performed well despite difficulties in the Hong Kong market such as a mobile price war and SARS epidemic. However, we wrote down our investment in

                             Telstra Corporation Limited and controlled entities


Operating and Financial Review and Prospects
--------------------------------------------------------------------------------

REACH to nil due to its operating in a difficult environment with falling voice and data rates and not achieving a sufficient return on investment.

Our other major acquisition in the three-year period has been TelstraClear, the second largest full service carrier in New Zealand. Details of our acquisition are available under 'International Business Ventures'. This investment has demonstrated revenue growth over fiscal 2002 and 2003, and while it is currently in a loss position, margins are improving and the business is focussing on achieving operational efficiencies.

Outlook

We expect our financial results in fiscal 2004 and future years to be affected by the following principal factors:

     . continuing rapid changes to our competitive environment as competition intensifies and our regulators amend the applicable laws and regulations to continue opening the markets in which we compete;

     . actions taken by our regulators and by the Commonwealth Government to control our prices and mandate services that we are required to provide;

     . our ability to introduce new value-added products and services to compensate for lower prices and volumes in our traditional product lines;

     .  the ongoing results of our investments in REACH, CSL and TelstraClear;

     .  our ongoing efforts to control our costs and improve our productivity;
        and

     .  economic conditions globally and in Australia.

Throughout the three-year period the Federal Government has reiterated its commitment to the sale of the Commonwealth's remaining share in Telstra. The full privatisation of Telstra will depend upon the passing of appropriate legislation through Parliament. If approved and implemented, the full privatisation of Telstra would be expected to reduce current restrictions, such as our ability to raise equity capital and use our equity for acquisition opportunities. See "The Commonwealth as shareholder" under "Major shareholders and related parties".

Through our revenue growth and expense containment initiatives, we expect to maintain strong cash flows from our operating activities. We expect that we will be able to fund planned ongoing operational capital requirements in our networks and systems through our operating cash flows. We are actively considering ways to use the strong cash flows that we generate and to this end we will:

     . continue to consider strategic acquisitions, alliances and other investment opportunities, some of which may be substantial, although we intend to maintain a conservative net debt to total capital financing ratio of 40-45% and strong interest to EBITDA cover of 10 times; and

     .  consider returning capital to our shareholders.

Telstra Corporation Limited and controlled entities


Operating and Financial Review and Prospects
--------------------------------------------------------------------------------

Competitive and Regulatory Environment

Refer to the "Competition and Regulation" section of the annual report for information regarding the competitive and regulatory environments in which we operate.

Results of operations

Table 1 - Results of operations

------------------------------------------------------------------------------
                                                  Year ended 30 June
                                                                2003/    2002/
                                        2003    2002    2001    2002     2001
                                           (in A$ millions)      (% change)
                                       ----------------------  ---------------
Sales revenue........................  20,495  20,196  18,679     1.5%     8.1%
Other revenue........................   1,121     606   4,304    85.0%   (85.9%)
                                       ----------------------
Total operating revenue (excluding
 interest revenue)...................  21,616  20,802  22,983     3.9%    (9.5%)
Operating expenses (excluding
 interest expense, depreciation
 and amortisation)...................  11,421  11,238  12,966     1.6%   (13.3%)
Share of net equity accounted
 losses..............................   1,025      81     183  1165.4%   (55.7%)
                                       ----------------------
Earnings before interest, income
 tax expense, depreciation and
 amortisation (EBITDA)/(1)/..........   9,170   9,483   9,834    (3.3%)   (3.6%)
Depreciation and amortisation........   3,447   3,267   2,871     5.5%    13.8%
                                       ----------------------
Earnings before interest and
 income tax expense (EBIT)/(1)/......   5,723   6,216   6,963    (7.9%)  (10.7%)
Net borrowing costs..................     795     770     666     3.2%    15.6%
                                       ----------------------
Profit before income tax expense.....   4,928   5,446   6,297    (9.5%)  (13.5%)
 Income tax expense..................   1,534   1,796   2,236   (14.6%)  (19.7%)
                                       ----------------------
Net profit...........................   3,394   3,650   4,061    (7.0%)  (10.1%)
Outside equity interests in net
 profit)/loss........................      35      11      (3)  218.2%  (466.7%)
                                       ----------------------
Net profit available to Telstra
 Entity shareholders.................   3,429   3,661   4,058    (6.3%)   (9.8%)
                                       ======================

----------
<F1>/(1)/ Earnings before interest, income tax expense, depreciation and amortisation (EBITDA) reflects the Company's net profit prior to including the effect of interest revenue, borrowing costs, income taxes, depreciation and amortisation. Earnings before interest and income tax expense (EBIT) reflects the Company's net profit prior to including the effect of interest revenue, borrowing costs and income taxes. The Company believes that EBITDA and EBIT are relevant and useful financial measures used by management to measure the Company's operating profit. The Company's management uses EBITDA and EBIT, in combination with other financial measures, primarily to evaluate the Company's operating performance before financing costs, income tax and non-cash capital related expenses in consideration of the capital intensive nature of the Company's business. EBITDA is a useful supplement to net income in understanding cash flows generated from operations that are available for income taxes, debt service and capital expenditures. EBITDA and EBIT are not USGAAP measures of income or cash flow from operations and should not be considered as an alternative to net income as an indication of the Company's financial performance or as an alternative to cash flow from operating activities as a measure of the Company's liquidity. In addition, the Company believes that EBIT and EBITDA are useful to investors because analysts and other members of the investment community largely view EBITDA and EBIT as key and widely recognised measures of operating performance.

Over the three-year period our operating results were impacted by a number of one-off items which have given rise to movements in the overall net profit before income tax expense. These items include:

     . the sale of our global wholesale business and certain controlled entities to REACH in February 2001. We recognised 50% of the profit on this sale in February 2001 (A$852 million) and deferred the balance, to be recognised over 20 years. We recognised A$18 million of this deferred profit for 5 months in fiscal 2001 and A$43 million in fiscal 2002 and fiscal 2003;

     . our fiscal 2001 results include net profit before income tax expense of A$160 million from our global wholesale business for the 7 months to 31 January 2001. The results of this business are now recorded by REACH and we equity account our share of the results of REACH;

                             Telstra Corporation Limited and controlled entities


Operating and Financial Review and Prospects
--------------------------------------------------------------------------------

     . effective February 2001 we acquired a 60% controlling interest in CSL. We have consolidated the operating results from CSL in our results from this date. Based on an independent valuation of our interest in CSL, we recognised a decline in its value by writing down our investment in CSL by A$999 million in June 2001;

     . on 28 June 2002, we increased our share of CSL to 100%. The transaction involved our acquisition of the remaining 40% interest in CSL that we did not previously own and the issue of a US$190 million mandatorily converting secured note by PCCW, in exchange for the redemption of the US$750 million convertible note previously issued by PCCW. Prior to redemption, we valued this convertible note on a yield to maturity basis at US$750 million and adjusted the value in our financial statements accordingly. The reduction in value of the note of A$96 million was expensed in fiscal 2002;

     . the redemption of the US$190 million PCCW convertible note in fiscal 2003, to the value of US$143m, and the use of the proceeds to enter a capacity prepayment agreement with REACH;

     . the one-time benefit of A$725 million in other revenue in fiscal 2001 arising from the release from our obligations under the Telstra Additional Contributions agreement to the Telstra Superannuation Scheme;

     . we began applying SAB101 revenue recognition rules in the second half of fiscal 2001. This change in accounting policy decreased our net profit before taxation by A$219 million in fiscal 2001 (A$204 million related to periods prior to fiscal 2001). This was made up of:

        . a decrease in operating revenue of A$779 million as shown in each of our products affected by the change, in "Operating revenue"; and

        . a decrease in operating expenses of A$560 million, as discussed further in "Operating expenses";

     . substantial restructuring expenses were incurred over the three-year period, A$281 million in fiscal 2003, A$289 million in fiscal 2002 and A$44 million in fiscal 2001;

     . in December 2001 we increased our ownership interest in TelstraSaturn Limited (TelstraSaturn) and began consolidating its results. At the same time TelstraSaturn acquired CLEAR Communications Limited (CLEAR Communications) and its name was changed to TelstraClear Limited (TelstraClear). In fiscal 2001, our equity accounted share of TelstraSaturn's loss for the year ended 30 June 2001 was A$85 million. The consolidated net loss before taxation in relation to TelstraClear for the 7 months ended 30 June 2002 was A$110 million, with an equity accounted share of TelstraSaturn's loss for the 5 months to December 2001 of A$75 million, including A$48 million in relation to our share of restructuring costs. In fiscal 2003, TelstraClear generated a loss before and after tax of A$123 million;

     . we included a profit on sale of investments in Computershare Limited of A$245 million in fiscal 2001;

     . we wrote down our investment in REACH during fiscal 2003 resulting in a charge to profit and loss of A$965 million as strong competition and excess capacity in the market has impacted the recoverability of our investment, refer to 'International Business Ventures' for more detail; and

     . we sold a number of buildings during fiscal 2003 which contributed A$131 million to profit.

Telephony products have historically generated most of our operating profit and have been more profitable than our non-telephony products such as data. Following strong growth in fiscal 2001 data and internet services revenue declined in fiscal 2002 in a softer overall market, but displayed signs of stabilisation in fiscal 2003.

Telstra Corporation Limited and controlled entities


Operating and Financial Review and Prospects
--------------------------------------------------------------------------------

Telstra is required to deliver the USO and DDSO. Our ongoing requirement to deliver the USO and DDSO to all Australians continues to impact adversely on our profitability. Delivery of the USO and DDSO involves significant expenditures which would otherwise not be incurred. The Government has limited the amounts we can charge our customers for these services and hence a significant shortfall arises each year. This shortfall is to be funded by participants in the telecommunications industry. However, the Government has limited the contributions we may receive from the other participants towards the net cost of providing the USO and DDSO. See "Competition and Regulation - Regulation" for more detail.

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

Refer to "Income tax expense" for discussion on our income tax expense over the three-year period.

Operating revenue

In the following discussion, we analyse revenue for each of our major products and services. The principal areas of strong operating revenue growth over the three-year period were:

     .  mobile services;

     .  fixed-to-mobile;

     .  advertising and directories; and

     .  revenue from various controlled entities.

Over the three-year period, we have continued our program of price re-balancing which commenced in fiscal 2000. We increased basic access charges and reduced local, national and international long distance call charges. At the same time, competition has continued to intensify during the three-year period and we have lost market share in some of our retail products as a result of this. We have seen a continued shift in growth from our traditional retail operations to services such as mobiles and new data and internet products.

We expect that there will be continued competitive pressure in some of our traditional product areas, as competition becomes more intense in the future. This is reflected in our overall revenues in fiscal 2003 being relatively flat. However, the volume of telecommunications services purchased in Australia has increased and the range of products and services offered continues to expand and we expect our operating revenue to continue to benefit from this.

                             Telstra Corporation Limited and controlled entities


Operating and Financial Review and Prospects
--------------------------------------------------------------------------------

Table 2 - Operating revenue by product and service category, including percentage of total operating revenue contributed by each product and service category

-------------------------------------------------------------------------------------
                                                    Year ended 30 June
                                          2003             2002             2001
                                       (in millions, except percentage of revenue)
                                      A$     %/(2)/    A$     %/(2)/    A$     %/(2)/
-------------------------------------------------------------------------------------
Basic access......................   3,091       14   2,880       14   1,955        8
Local calls.......................   1,567        7   1,643        8   1,915        8
PSTN value added services.........     272        1     261        1     263        1
National long distance............   1,162        5   1,216        6   1,267        5
Fixed-to-mobile...................   1,517        7   1,419        7   1,287        6
International direct..............     307        1     336        1     338        1
Mobile services...................   3,227       15   3,242       16   2,906       13
Mobile handsets...................     381        2     226        1     213        1
Data..............................   1,053        5   1,051        5   1,192        5
ISDN (access and calls)...........     951        4   1,037        5   1,094        5
Internet and IP Solutions.........     802        4     605        3     425        2
Sensis (advertising and
 directories).....................   1,217        6   1,135        5     909        4
Customer premises equipment.......     202        1     220        1     274        1
Intercarrier services.............   1,170        6   1,124        5   1,132        5
Inbound calling products..........     494        2     562        3     657        3
Solutions management..............     487        2     477        2     428        2
Various controlled entities.......   1,836        9   2,001       10   1,342        6
Other sales and services..........     759        4     761        4   1,082        5
                                    -------------------------------------------------
Sales revenue.....................  20,495       95  20,196       97  18,679       81
Other revenue/(1)/(excluding
 Interest income).................   1,121        5     606        3   4,304       19
                                    -------------------------------------------------
Total operating revenue (excluding
 interest income).................  21,616      100  20,802      100  22,983      100
                                    =================================================
----------

<F1>
/(1)/ Other revenue includes revenue from sale of assets/investments, dividends received/receivable and miscellaneous revenue. Interest received/ receivable is included in net interest. Refer Table 25.
<F2>
/(2)/ Represents percentage of total operating revenue contributed by each product and service category.

Accounting policies - SAB 101

In fiscal 2001, we adopted SAB 101 "Revenue Recognition in Financial Statements" in our Australian financial statements to ensure that we have consistent revenue recognition policies. SAB 101 provides more detailed guidance to the timing of revenue recognition than AGAAP. As a result of the adoption of SAB 101 we reviewed our revenue streams and determined that we needed to change our revenue recognition policies for basic access, mobiles and directories. We now only recognise revenue when a service has been provided. We have also deferred the costs we incur in providing the services relating to this revenue. We were required to review the revenue and expenses deferred or recognised in prior periods and determine the effect of adopting SAB 101 on periods prior to fiscal 2001 and the effect in fiscal 2001.

In accordance with Australian Accounting Standards the effect of the adoption of SAB 101 was brought to account in fiscal 2001. The effect on the revenue and expenses from these products is discussed below in the section relating to each product and in "Operating expenses". For more information on the effect of this change in accounting policy see note 1.2 to our financial statements.

Telstra Corporation Limited and controlled entities


Operating and Financial Review and Prospects
--------------------------------------------------------------------------------

Categorisation of our operating revenue

We categorise revenue from the products and services we sell to wholesale customers depending on the nature of the product or service. For example, we categorise operating revenue from interconnect and CDMA resale services as intercarrier services revenue. On the other hand, we categorise operating revenue from other resale services according to the product or service resold.

We are actively promoting alternative access services that are faster and have more capabilities than our basic access service. As more of our customers purchase these alternative services, operating revenue will move from one category to another. For example, as our customers switch from buying basic access services to buying other forms of access services, such as ISDN and ADSL, operating revenue from some customers will shift from the basic access category to the data and internet services category.

The rates we charge our customers are subject to regulated price caps

The rates we charge our retail customers for most of our telephony products are subject to price controls. These controls impose caps based on annual increases in the consumer price index for the previous year less, in some cases, a specified percentage. If the annual increase in the consumer price index is less than the percentage specified we must reduce our prices. The retail price controls that apply from fiscal 2003 to fiscal 2005 include a cap of CPI less 4.5% on a group of local calls, long distance calls, international calls and fixed to mobile calls. In addition, as we reduce our average local call prices in areas where competition exists or is likely to exist, we are required by regulation to reduce local call prices in other areas of Australia in the following year. In addition, our local call prices in all areas of Australia must not exceed the current A$0.22 (GST included) per call price cap, except for calls from payphones which are capped at A$0.40 (GST included) per call, or in a plan for which the line rental is lower than standard.

In recent years we have reduced prices for a number of our products and services ahead of the rate of reduction required under the regulations.

Amendments to the price control regulations in fiscal 2000 allowed us to re-balance our access and calling charges, which we did in March 2000 and continued with the introduction of a number of calling plan options during the three-year period.

Basic access

Our basic access revenue includes monthly rental fees, installation charges and connection charges, from telephone service connections between a customer's premises and our PSTN network. It excludes our internal charges to calling products for the use of our network. Basic access revenues are affected by:

     .  housing growth;

     .  general economic conditions;

     .  competition;

     .  demand for telephone services and additional lines;

     . customers moving to our other higher value access services, such as ADSL and ISDN; and

     .  pricing changes.

                             Telstra Corporation Limited and controlled entities


Operating and Financial Review and Prospects
-------------------------------------------------------------------------------

Table 3 - Basic access revenue

-------------------------------------------------------------------------------
                                                Year ended 30 June
                                                                  2003/   2002/
                                     2003      2002      2001     2002    2001
                                           (in millions)           (% change)
---------------------------------------------------------------  --------------
Retail...........................     2,677     2,521     1,634     6.2    54.3
Domestic wholesale...............       414       359       321    15.3    11.8
                                   ----------------------------
Basic access revenue.............  A$ 3,091  A$ 2,880  A$ 1,955     7.3    47.3
                                   ============================
Basic access lines in service
at year end/(1)/
   Residential...................      6.15      6.35      6.27    (3.1)    1.3
   Business......................      2.60      2.72      2.83    (4.4)   (3.9)
                                   ----------------------------
   Sub-total.....................      8.75      9.07      9.10    (3.5)   (0.3)
   Domestic wholesale............      1.56      1.33      1.36    17.3    (2.2)
                                   ----------------------------
Total access lines in service....     10.31     10.40     10.46    (0.9)   (0.6)
                                   ============================

<F1>
----------
Note: statistical data represents management's best estimates.
/(1)/  Excludes basic access lines for our internal use.

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

Our operating revenue from basic access services (excluding the impact of SAB
101) increased in both the retail and domestic wholesale markets over the three-year period, primarily as a result of access price re-balancing, first introduced in March 2000. The increases in our basic access fees were generally offset by lower local call charges and some capped long distance calls. Under the new basic access pricing structure we introduced pricing packages. We charge our residential and business customers different basic access rates depending on the package chosen. For the most part wholesale customers receive the standard (unpackaged) basic access service rates (with the "business" and "residential" differentiation still applying).

Our operating revenue from basic access services and our basic access lines in service during the three-year period was also affected by competition. While these competitive forces have resulted in a shift from retail to wholesale access lines in fiscal 2001, we acquired a number of retail customers in June 2001 following the collapse of one of our competitors, One.Tel, which partially offset this impact and resulted in our number of lines in fiscal 2001 being relatively high. In fiscal 2002 the number of residential basic access lines increased in response to attractive packaging and growth in the housing sector. However, in fiscal 2003, strong competition and migration to alternative products, such as internet and mobiles, resulted in a decline in the number of residential lines in service. The increase in business access revenue in fiscal 2003 was primarily due to price rebalancing.

Retail basic access lines increased in fiscal 2001 and decreased in fiscal 2002 and fiscal 2003. The increase in fiscal 2001 related to our acquisition of One.Tel's customers, after its collapse in May 2001. The decreases in fiscal 2002 and 2003 reflected some business customers switching to direct connections with our competitors and others migrating to other Telstra products.

Domestic wholesale basic access revenue increased during the three-year period, reflecting the increased penetration of our competitors in the basic access market.

Telstra Corporation Limited and controlled entities


Operating and Financial Review and Prospects
--------------------------------------------------------------------------------

During the three-year period our basic access revenues have also been affected by increased penetration of pricing packages. We have introduced various basic access packages, which have had a positive effect on our basic access revenue growth, despite an overall decrease in basic access lines in service. Some of these price initiatives include:

     .  introduction of Telstra HomeLine(TM) Options in February 2001;

     .  introduction of Telstra BusinessLine(TM) packaging in June 2001;

     . increases in Telstra HomeLine(TM) access prices and new Telstra BusinessLine(TM) customer access prices from September 2001; and

     . increases in existing Telstra BusinessLine(TM) customer access prices from February 2002.

The bundling of products encourages customers to review their choices and may encourage them to either stay with us as their sole service provider or come back into our retail base of customers.

Local calls

Our local call revenue comes from our local call charges and from billable value-added services such as voicemail, call waiting, call forwarding, call conferencing and our call return feature. For the most part we charge for local calls without a time limit. Our operating revenue from local calls generally varies with changing general economic conditions, the number of basic access lines in service, customer choice of product and price changes. Our local call revenue is also affected by customers moving from our basic access service to our enhanced access services, such as ISDN, and increasing their use of internet services. It is also impacted by customers migrating usage to mobile and fixed-to-mobile calling.

Table 4 - Local calls

-------------------------------------------------------------------------------
                                                Year ended 30 June
                                                                  2003/   2002/
                                     2003      2002      2001     2002    2001
                                           (in millions)           (% change)
---------------------------------------------------------------  --------------
Local call revenue
   Retail........................     1,348     1,413     1,643    (4.6)  (14.0)
   Domestic wholesale............       219       230       272    (4.8)  (15.4)
                                   ----------------------------
   Sub-total.....................     1,567     1,643     1,915    (4.6)  (14.2)

Retail...........................       240       230       231     4.3    (0.4)
Domestic wholesale...............        32        31        32     3.2    (3.1)
                                   ----------------------------
Sub-total........................       272       261       263     4.2    (0.8)
                                   ----------------------------
Total local call revenue.........   A$1,839  A$ 1,904  A$ 2,178    (3.4)  (12.6)
                                   ============================
Number of local calls............     9,794    10,269    10,696    (4.6)   (4.0)

----------
Note: statistical data represents management's best estimates.

Retail revenue for local calls has been negatively affected by price decreases, primarily as a result of price re-balancing between our products. In addition, competition through local call resale has also impacted our revenues. Over the three-year period we have decreased local call prices as an offset to higher basic access fees. During fiscal 2003, reduced rate neighbourhood calls were eliminated for Telstra BusinessLine(TM) Complete, Telstra Homeline(TM) Complete and Telstra Homeline(TM) Plus customers, and regular local call charges were reduced from 22c to 20c for Telstra Homeline(TM) Complete customers. Generally call volumes have continued to fall over the three-year period, reflecting the impact of customers migrating to other products, such as mobile and fixed-to-mobile calling and internet-based products. This is highlighted by the

                             Telstra Corporation Limited and controlled entities


Operating and Financial Review and Prospects
--------------------------------------------------------------------------------

fact that SIO's have decreased by only 0.9% over fiscal 2003, while local call revenue decreased by 4.6%, as did the number of local calls made.

Our revenue from value added services has increased in the retail area due particularly to services such as Call Return, which allows customers to listen to the number of their last unanswered call, and Call Number Display, which enables customers to see the number of the caller on a display screen on their telephone handset. Call Return averages between 11 million and 13 million usages per month and the cost of the service to customers was increased in August 2002. Call Number Display subscription costs (single or package) were also increased during 2003. In addition there has been greater growth than forecasted in SIOs on packages since December 2002 due to further emphasis of product in sales and promotional activities.

National long distance calls

Our operating revenue from national long distance calls consists of revenue from national long distance calls made from our PSTN network to a fixed network.

We generally charge for national long distance calls based on the time of day, day of week, destination and duration of the call, but packages are also offered on a capped price basis. A variety of promotions and pricing options are offered to encourage our customers to use our service and to inform them about the price and value of our service, such as the "1c Saturday" promotion where calls to long distance locations are capped at 1c per minute. The majority of our operating revenue from national long distance calls comes from our residential and small business customers.

General economic conditions and customer perceptions about the cost and value of our service, relative to competitor alternatives, largely drive our national long distance call revenue. Falling prices and price rebalancing has enabled us to maintain a reasonably consistent level of volume in minutes of calls. However competitive activity continues to negatively affect our national long distance call revenue, directly through override and preselection, and indirectly through competition for access lines.

Table 5 - National long distance calls

-------------------------------------------------------------------------------
                                               Year ended 30 June
                                                                  2003/   2002/
                                     2003      2002      2001     2002    2001
                                          (in millions)            (% change)
---------------------------------------------------------------  --------------
Retail...........................     1,156     1,208     1,252    (4.3)   (3.5)
Domestic wholesale...............         6         8        15   (25.0)  (46.7)
                                   ----------------------------
National long distance call
revenue..........................   A$1,162   A$1,216   A$1,267    (4.4)   (4.0)
                                   ============================
National long distance call
minutes..........................     9,161     9,170     9,082    (0.1)    1.0

----------
Note: statistical data represents management's best estimates

Our operating revenue from national long distance calls declined during the three-year period, primarily due to:

     . capping of prices for some national long distance calls, as part of our price rebalancing strategy. Capped call prices decreased in each of the last three fiscal years, which was partially offset by an increase in the long distance call connection cost;

     .  increased take up of rebalanced packages with capped calls by customers;

     .  increased levels of pensioner discounts offered;

Telstra Corporation Limited and controlled entities


Operating and Financial Review and Prospects
--------------------------------------------------------------------------------

     . loss of customers through increased competition in the local call market as customers who change their provider for local call services tend to select the same provider for long distance services; and

     . customers using alternative products, such as fixed-to-mobile, mobile and internet- based products.

To address competition we have introduced competitively priced packages. However, with the continued strong growth of mobiles in the Australian market, we expect national long distance call revenue to continue to be negatively impacted by customer migration to mobile services and increased fixed-to-mobile calls. This revenue will also continue to be impacted by further price rebalancing.

Fixed-to-mobile calls

Our fixed-to-mobile revenue is generated by calls made on our PSTN network to a mobile network. The growth of the Australian mobile telecommunication market has driven revenue growth in this product category.

Table 6 - Fixed-to-mobile calls

-------------------------------------------------------------------------------
                                               Year ended 30 June
                                                                  2003/   2002/
                                     2003      2002      2001     2002    2001
                                           (in millions)           (% change)
---------------------------------------------------------------  --------------
Retail...........................     1,501     1,401     1,261     7.1    11.1
Domestic wholesale...............        16        18        26   (11.1)  (30.8)
                                   ----------------------------
Fixed-to-mobile call revenue.....   A$1,517   A$1,419   A$1,287     6.9    10.3
                                   ============================
Fixed-to-mobile call minutes.....     3,944     3,691     3,268     6.9    12.9

----------
Note: statistical data represents management's best estimates

On 1 October 1999, fixed-to-mobile preselection was introduced, whereby the carriage service provider selected by a customer for national long distance calls automatically became the customer's provider for fixed-to-mobile calls.

In fiscal 2002, our fixed-to-mobile revenue showed strong growth, due largely to the increased number of mobile services in the Australian market. This has continued, but to a lesser extent, in fiscal 2003, as growth in the mobile market slows. Minutes of use of our fixed- to-mobile product has grown by 12.9% in fiscal 2002 and 6.9% in fiscal 2003. This strong growth reflects increased use of fixed-to-mobile calls in line with growth in the total mobile market. Although prices are still subject to competitive pressure, reductions have not been as significant as those surrounding the preselection period. Reduced per minute prices for fixed-to-mobile calls in fiscal 2002 and 2003 were mostly offset by increased call connection.

Fixed-to-mobile revenue may also be negatively affected if we lose market share in local calls. This is because, generally, customers will choose the same carriage service provider for fixed-to-mobile calls as they do for local calls.

                             Telstra Corporation Limited and controlled entities


Operating and Financial Review and Prospects
--------------------------------------------------------------------------------

International telephone services

Over the three-year period our operating revenue from international telephone services included operating revenue we generated from:

     . international calls made from Australia to a destination outside Australia (outbound);

     .  operator-assisted international calls;

     . the fees we charged overseas telecommunications companies for transmitting and terminating international calls made from outside Australia to a destination in Australia (inbound); and

     . the fees we charged overseas telecommunications companies for the use of our network for international calls originating outside of Australia that were destined for another country (transit).

Effective February 2001, we completed the sale of our global wholesale business to REACH. Fiscal 2001 international telephone services revenues reflected revenue from inbound calls and transit traffic of A$361 million for the period 1 July 2000 to 31 January 2001, which are now recorded by REACH. As we account for REACH under the equity method of accounting revenues from our global wholesale business are no longer consolidated.

Our operating revenue from international outgoing calls is largely driven by general economic conditions, customer perceptions about the cost and value of our service, competition, promotion and advertising. Competition and price rebalancing has affected our international telephone services business and this is expected to continue.

Our customers are able to select between different pricing packages. These are generally based on destination, duration, time of day and day of week of the call, but may also include flexible features, such as allowing customers to make overseas calls that are charged in 30 minute blocks of time.

Table 7 - International direct

-------------------------------------------------------------------------------
                                              Year ended 30 June
                                                                  2003/   2002/
                                     2003      2002      2001     2002    2001
                                           (in millions)          (% change)
---------------------------------------------------------------  --------------
International direct ............     A$307     A$336     A$338    (8.6)   (0.6)
                                   ============================
International direct
minutes/(1)/ ....................       740       781       693    (5.2)   12.7

----------
Note: statistical data represents management's best estimates.
/(1)/ International direct minutes for international settlement purposes also include international outgoing minutes from mobile telephone service, ISDN and public payphones operated by us.

Our revenue from international telephone services continued to decline over the three-year period principally as a result of competitive pricing pressures, price rebalancing and migration of customers to other products such as ISDN, internet and mobiles.

We have introduced packages, such as HomeLine(TM) Plus, as part of our price rebalancing strategy and in response to competitive pressures. These packages encourage our customers to stay with us and provide our customers with options to select pricing structures to suit their telephony spending patterns. Approximately 3.1 million customers have now taken up the HomeLine(TM) Plus package option. These packages reduced our rates for calling some countries by up to 30% and consequently our outbound international revenue decreased over the three-year period.

Telstra Corporation Limited and controlled entities


Operating and Financial Review and Prospects
--------------------------------------------------------------------------------

During the three-year period our outgoing volumes were affected by:

     .  increasing competition in the market;

     . the introduction of our 0018 Easy 1/2 Hour(R) option from April 2001 and 10 minute capped calls option from September 2001;

     . the acquisition of approximately 189,000 customers following the collapse of one of our competitors, One.Tel in May 2001;

     . call connection charge increases that occurred in September 2001 and August 2002 as part of our price rebalancing initiative; and

     . migration to other products such as ISDN, internet and mobiles (being a significant contributing factor in the decline in minutes in fiscal
        2003).

Mobile goods and services

The mobile telecommunications market has continued its strong growth during the three-year period, stimulated by the introduction of low access fee plans and the increasing popularity of prepaid offerings. However, the rate of market growth has declined and the global mobile industry is entering a new phase. Voice traffic remains the core of the business and with competition intensifying, technology will become a source of differentiation and competitive advantage. Further growth is expected to be achieved through data/SMS usage and improvement of customer retention.

In fiscal 2000, we rolled out a new mobile network with national coverage based on digital technology known as CDMA. This CDMA network complements our existing GSM digital network and provides coverage in all areas previously covered by our analogue network. CDMA now has a substantial base of retail customers, as well as resale customers. New customers are increasingly connecting to our CDMA network and it is one of the fastest growing areas of our mobiles business.

In fiscal 2003, we launched Australia's first 3G mobile service which is based on 1xRTT technology on our CDMA network and provides high speed data capability. We also launched Telstra Mobile Loop(R) on 1xRTT to customers which features downloadable games and ringtones, e-mail access and picture messaging.

                             Telstra Corporation Limited and controlled entities


Operating and Financial Review and Prospects
--------------------------------------------------------------------------------

Table 8 - Mobile goods and services data

-----------------------------------------------------------------------------------------------------------------
                                                                              Year ended 30 June
                                                             2003       2002       2001     2003/2002   2002/2001
                                                          (in millions except statistics)          (% change)
-----------------------------------------------------------------------------------------   ---------------------
Access fees and call charges .........................        2,570      2,734      2,567        (6.0)        6.5
Value-added services:
   International roaming .............................          153        143        121         7.0        18.1
   Mobile MessageBank(R) .............................          166        149         96        11.4        55.2
   Mobile data .......................................          338        216        122        56.5        77.0
                                                         --------------------------------
Total value-added services ...........................          657        508        339        29.3        49.9
                                                         --------------------------------
Total Mobile services revenue ........................        3,227      3,242      2,906        (0.5)       11.6
Mobile handset sales .................................          381        226        213        68.6         6.1
                                                         --------------------------------
Mobile goods and services revenue/(1)/ ...............      A$3,608    A$3,468    A$3,119         4.0        11.2
                                                         ================================
Mobile telephone minutes/(2)/ ........................        6,335      5,780      5,277         9.6         9.5
Average minutes per SIO per month ....................           84         87         95        (3.4)       (8.4)

                                                                  (in thousands)
                                                         --------------------------------
Mobile services in operation (SIO)/(5)/ ..............
   GSM ...............................................        5,812      5,346      4,712         8.7        13.5
   CDMA ..............................................          757        596        464        27.0        28.4
                                                         --------------------------------
Total mobile SIO .....................................        6,569      5,942      5,176        10.6        14.8
                                                         ================================
Prepaid mobile SIO ...................................        2,288      1,880      1,212        21.7        36.5
Postpaid mobile SIO ..................................        4,281      4,062      3,964         5.4         2.5
                                                         --------------------------------
Total mobile SIO .....................................        6,569      5,942      5,176        10.6       10.43
                                                         ================================
Market penetration/(7)/ ..............................           72%        64%        58%          8         6.0
Deactivation rate/(8)/ ...............................         18.4%      14.7%      17.3%        3.7        (2.6)

                                                         (in A$ per Service In Operation)
                                                         --------------------------------
Average revenue per SIO per month/(3)/ ...............        42.99      48.60      52.47       (11.5)       (7.4)
Average prepaid revenue per SIO per month/(4)/ .......        13.78      10.05      13.24        37.1       (24.1)
Average postpaid revenue per SIO per month/(3)/ ......        57.59      63.16      61.26        (8.8)        3.1
Average mobile data revenue per SIO per month/(6)/ ...         4.51       3.24       2.21        39.2        49.8

----------

<F1>
Note: statistical data represents management's best estimates.
<F2>
/(1)/ Excludes revenue from:
      . call termination charges, including calls from our fixed network which we categorise as fixed-to-mobile;
      . resale of analogue and CDMA services to other carriers, which is included in intercarrier services revenue; and
      . CSL which is recognised as various controlled entities revenue - see table 17.
<F3>
/(2)/ Outbound minutes based on calling party pays billing, excluding minutes used by Telstra internal mobile services.
<F4>
/(3)/ Based on mobile services revenue.
<F5>
/(4)/ Based on mobile services revenue for fiscal 2003 and on voice only revenue for fiscal 2001 and 2002. Average prepaid revenue per SIO per month based on mobile services revenue is A$13.01 for fiscal 2002. This data is not available for fiscal 2001.
<F6>
/(5)/ Excludes mobile SIOs used internally.
<F7>
/(6)/ Mobile data revenue per SIO is included in average revenue per SIO and average postpaid revenue per SIO.
<F8>
/(7)/ Estimate of total market mobile SIOs divided by total population of Australia, based on population information available from the Australian Bureau of Statistics.
<F9>
/(8)/ Deactivation rate excludes transfers of account names, services between Telstra's GSM and CDMA networks, and services between prepaid and postpaid.

Telstra Corporation Limited and controlled entities


Operating and Financial Review and Prospects
--------------------------------------------------------------------------------

Mobile services revenue increased during the three-year period, principally due to strong continuing growth in the number of mobile telephone customers and minutes of use, together with increases in revenue from Mobile Value Added Services (mobile data, messaging and roaming). There has been a notable change in customer mix, with volumes and SIO's increasing across the board, but with far greater percentage increases in new customers connecting to prepaid services. Generally, prepaid customers have lower usage patterns than postpaid customers. At 30 June 2003, prepaid SIOs comprised approximately 35% of total SIOs, up from 29% as at 30 June 2002 and 23% at 30 June 2001. As a result of these factors, average revenue per SIO per month has shown a downward trend with an 11.5% decrease in fiscal 2003 compared to fiscal 2002 and a 5.4% decrease in fiscal 2002 compared to fiscal 2001.

Average revenue per SIO for postpaid connections decreased by 8.8% in fiscal 2003 due to loyalty programs rewarding users for long term commitments to Telstra. Also the average revenue per SIO for postpaid connection has been impacted by customers using to a greater extent the calls that are included in the price of their monthly connection fee. Average revenue per postpaid SIO connections increased by 3.1% in fiscal 2002 due to increased usage of value added services, particularly mobile data.

During the three-year period, revenue growth was supported by strong growth in value-added services such as:

     .  international roaming;

     . increased usage of SMS, reported under mobile data, due to increased customer awareness and ease of use; and

     . growth in CDMA service usage in response to marketing campaigns and new program offers.

Revenue from MessageBank(R), our voice message service, has increased over the three-year period. In fiscal 2001, the increase was due to growth in the usage of this product, however growth levels flattened in fiscal 2002. The increase in fiscal 2002 was primarily due to a reclassification of revenue previously included in access fees and call charges. In fiscal 2003, charges have not changed but the number of SIOs with message bank activated has increased, causing the 11.4% increase in MessageBank(R) revenue.

Revenue from handset sales increased over the three-year period. In fiscal 2002, revenue from handset sales increased under our "More 4 you" and "More 4 business" offerings, as we began to charge customers higher prices for handsets sold via our direct channels. In fiscal 2003, our continued phasing out of handset subsidies contributed to the high revenue. This change in our mobiles business model restructures handset purchase arrangements so that customers either purchase their handsets outright, or pay for them over a contract period under our Mobile Repayment Option (MRO). Our revenue from handset sales has also increased as the average cost of handsets has increased due to technological advancements.

Our deactivation rate increased to approximately 18.4% in fiscal 2003, up from 14.7% in fiscal 2002. Our deactivation rate is influenced by a number of factors, the most significant of which is competition from other carriers. Other factors influencing deactivation rate include customers' payment defaults and short-term disconnections.

In fiscal 2001, we decreased our mobile services revenue by A$34 million to reflect the effect of the adoption of SAB 101. Under SAB 101 we now recognise revenue on some services, such as upfront connection fees and some prepaid services, over the average SIO life rather than at the point of sale. A portion of this deferred revenue was recognised in fiscal 2002 and the balance in fiscal 2003.

                             Telstra Corporation Limited and controlled entities


Operating and Financial Review and Prospects
--------------------------------------------------------------------------------

Data and internet services

Our operating revenue from data and internet services is driven primarily by:

     .  demand for capacity to support business networking;

     . the increased use of data services by small and medium-sized enterprises;

     .  the introduction of new products to meet customer needs;

     .  the increased use of the internet by businesses and consumers;

     . the movement of our customers from basic access and associated calling products to other access services, such as ISDN and ADSL; and

     .  demand for greater bandwidth services such as frame relay and broadband.

While the data and internet markets have been experiencing growth, competition has put pressure on our prices. We expect that these trends will continue.

Tables 9, 10 and 11 show information about our data and internet services.

Table 9 - Data

------------------------------------------------------------------------------
                                        Year ended 30 June
                         2003        2002        2001     2003/2002  2002/2001
                                 (in millions)                  (% change)
------------------------------------------------------------------------------
Data revenue.......    A$1,053    A$1,051       A$1,192         0.2      (11.8)
                       ================================

Data revenue is comprised mainly of revenue from our frame relay service. Frame relay offers high-speed data transmission to customers connecting any number of sites to other national or international locations and digital data/leased line services. Digital data/leased line services provide high quality, leased line digital data transmission in a range of speeds and may be used for communications between all major capital cities and most regional and country areas in Australia.

Data revenues fell in fiscal 2002 with the decline in older generation products and an excess capacity in the market for leased lines with multiple market participants. In fiscal 2003, revenues were in line with fiscal 2002 with customers moving from older digital data and leased line services, to newer technologies with greater bandwidth such as frame relay.

Table 10 - ISDN

------------------------------------------------------------------------------
                                        Year ended 30 June
                         2003        2002       2001      2003/2002  2002/2001
                       (in millions, except access lines
                                 in thousands)                  (% change)
------------------------------------------------------------------------------
Access............        390          452         461      (13.7)      (2.0)
Calls.............        561          585         633       (4.1)      (7.6)
                       -------------------------------
ISDN revenue......      A$951      A$1,037     A$1,094       (8.3)      (5.2)
                       ===============================

ISDN access lines
 (basic access line
 equivalents).....        1,213        1,268       1,235       (4.3)       2.7

----------
Note: statistical data represents management's best estimates.

ISDN is a digital service providing switched and dedicated integrated access to voice, data and video.

Telstra Corporation Limited and controlled entities


Operating and Financial Review and Prospects
--------------------------------------------------------------------------------

ISDN revenues were high in fiscal 2001 due to the staging of the Sydney 2000 Olympics in September 2000. This flattened in the second half of 2001 and declined in fiscal 2002, mainly due to the impact of price rebalancing.

In fiscal 2003, access revenues decreased due to migration of customers to products such as frame relay, wholesale and DSL, and changes to the pricing structure of products, resulting in certain access fees to now be recognised as call revenue.

Call revenues also decreased over the three-year period due to migration of customers to products such as Direct Internet Access Service and Telstra Private Internet Provider Solutions. The overall decrease in ISDN call revenue was partly offset by an increase in voice call revenue. This increase was mainly due to charging for 30 minute blocks, rather than on a per minute basis, together with a greater proportion of customers using ISDN for voice instead of data.

Table 11 - Internet and IP Solutions
-------------------------------------------------------------------------------
                                         Year ended 30 June
                          2003        2002        2001     2003/2002  2002/2001
                         (in millions, except subscriber
                              numbers in thousands)             (% change)
-------------------------------------------------------------------------------
Internet direct.......        120         111         133        8.1      (16.5)
IP solutions..........        120          84          67       42.9       25.4
Online broadband......        253         143          58       76.9      146.6
Online narrowband.....        297         252         167       17.9       50.9
Other.................         12          15          --      (20.0)        --
                        ---------------------------------
Internet and
 IP solutions.........      A$802       A$605       A$425       32.6       42.4
                        =================================
Narrowband
 subscribers/(1)(2)/..      1,158       1,056         864        9.7       22.2
Broadband
 subscribers/(3)/.....        361         169          78       76.5      112.8
                        ---------------------------------
Total online
 subscribers...........     1,519       1,225         942       23.9       30.0
                        =================================

----------
Note: statistical data represents management's best estimates.

/(1)/ Includes subscribers to our BigPond(TM) Home and BigPond(TM) Business services.
/(2)/ Narrowband subscriber comparatives for fiscal 2002 have been restated to exclude Family Mail users in BigPond(TM) Home and Active Mail users in BigPond(TM) Business.
/(3)/ Includes subscribers to our BigPond(TM) ADSL, BigPond(TM) Cable Modem,
      BigPond(TM) Satellite, HyperConnect, ISP Connect and Flexstream(R) services.

During the three-year period our revenue from internet and ISP services has continued to grow strongly, even though we have reduced our prices due to competition. The subscriber base for our narrowband products, Telstra BigPond(TM) Home and Business, continued to grow during fiscal 2002 and 2003, as has the subscriber base for our broadband services. However, despite the higher volumes, our revenue per subscriber decreased in 2002 due to the lower prices that occurred in this highly competitive market.

In 2003, in addition to increased subscribers, our revenue increased due to:

     . introduction of excess usage billing for BigPond(TM) broadband customers;

     . focus on acquisition and retention of subscribers in a maturing dial-up market with pricing strategies such as providing BigPond(TM) Business customers with a price reduction with increased hours of use and a reduced additional hourly rate charged for each plan; and

     . growth in Telstra Internet Direct due to simplified packages offering customers integrated internet and connectivity solutions, flexibility with access to connection types and pricing campaigns that encourage customers to upgrade both access and speed.

                             Telstra Corporation Limited and controlled entities


Operating and Financial Review and Prospects
--------------------------------------------------------------------------------

Our IP Solutions portfolio of products is performing strongly in an extremely competitive market. This market is in a growth phase and we are succeeding through aggressive pricing strategies.

Sensis

Our operating revenue from Sensis is derived primarily from directory advertising, both print and online, non-directory advertising and other business services.

Table 12 - Sensis (Advertising and Directories)

-------------------------------------------------------------------------------
                                        Year ended 30 June
                          2003        2002        2001     2003/2002  2002/2001
                                (in millions)                   (% change)
-------------------------------------------------------------------------------
Sensis revenue........   A$1,217      A$1,135       A$909        7.2       24.9
                        =================================

Sensis revenue in fiscal 2001 included a negative adjustment of A$204 million to reflect the effect of SAB 101 on periods prior to fiscal 2001. Under SAB 101 we now recognise revenue when the Yellow Pages(R) directory has been published and delivered. Revenue from online directories is recognised over the life of service agreements, which is on average one year. Voice directory revenues are also recognised over the life of the service agreement (normally one year) while the associated call revenues are recognised at the time of providing the service to customers.

Over the three-year period we experienced steady growth in White Pages(R) directory revenue, mainly through the introduction of new advertising features, aggressive sales campaigns and the introduction, during 2002, of a new format segregating residential and business listings in metropolitan books.

In a market environment where revenues from most forms of advertising, especially print advertising, declined in fiscal 2002, our Yellow Pages(R) print advertising revenue grew marginally, at 0.2%. In fiscal 2003, our Yellow Pages(R) revenue grew by 3.6% due to the launch of new advertising features including Colour in Column, creative advertising options (eg. cover and spine advertising) and full/half page advertisements.

Our online and electronic advertising, non-directories advertising and information services also experienced considerable growth over the three-year period, largely driven by the introduction of new listing features and enhanced functionality in both our Yellow Pages(R) OnLine and White Pages(R) OnLine sites, the launch of Sensis WebWorks(TM), the expansion of our location and navigation services and the acquisition of CitySearch(R).

Intercarrier services

Our operating revenue from intercarrier services consists of revenue from providing telecommunications services to other carriers or carriage service providers, including REACH from February 2001. Our operating revenue from resale activity is categorised according to the product or service resold.

This is a highly regulated area of the Australian telecommunications market. Due to regulated prices in this area and competitive pressures on some parts of our intercarrier services business, such as terminating calls, we do not expect significant revenue growth rates from this product in future years.

Table 13 - Intercarrier services revenue

-------------------------------------------------------------------------------
                                        Year ended 30 June
                           2003       2002        2001     2003/2002  2002/2001
                                (in millions)                   (% change)
-------------------------------------------------------------------------------
Intercarrier
 services revenue....    A$1,170    A$1,124      A$1,132         4.1       (0.7)
                         ===============================

Telstra Corporation Limited and controlled entities

Operating and Financial Review and Prospects
--------------------------------------------------------------------------------

In fiscal 2002 our operating revenue from intercarrier services declined marginally compared to fiscal 2001 principally due to:

     .  the collapse of One.Tel in May 2001 and other reductions in wholesale
        SIOs;

     . the progressive reduction of interconnect rates of up to 60% for PSTN/ISDN originating and terminating, local call interconnect and mobile originating and terminating through commercial negotiations with our wholesale customers. These rate reductions are consistent with the industry trend of lower interconnect rates; and

     . mostly offset by increased volumes in both mobiles and PSTN/ISDN originating and terminating access.

In fiscal 2003, our intercarrier revenue growth was driven by:

     . increase in volumes across both mobiles and PSTN/ISDN originating and terminating access due to increased volumes from certain major customers; and

     .  increase in SMS interconnect revenues driven by increasing volumes.

However, the benefit of these volume increases were offset by lower rates on our wholesale transmission products due to strong price competition in the market, with some competitors selling below cost.

Our volumes from intercarrier services during the three-year period were affected by:

     . the impact of competition in the retail market in the provision of basic access, local calls, national long distance calls and mobile services. These services are now also provided by other carriers, many of which use our intercarrier services to deliver their services to their customers;

     . an increase in the number of carriers in the Australian telecommunications market and increased demand from other carriers for the use of our facilities. This has occurred particularly in:

        . mobile towers, where we allow other carriers to install their equipment and share our transmission facilities; and

        . our exchanges, where other carriers co-locate their equipment needed for the provision of ULL and ADSL.

Our operating revenue from intercarrier services in fiscal 2002 includes revenue from REACH of A$76 million. For the 5-month period to 30 June 2001, intercarrier services revenue from REACH was A$53 million. In January 2002, we renegotiated the prices we are charged by REACH to lower levels, in line with current market prices.

In addition, our intercarrier services revenue in fiscal 2001 included A$29 million of revenue generated by our global wholesale business, which we have sold to REACH.

The wholesale market has slowed over the past year with declining yields from oversupply of transmission infrastructure. We are not expecting any significant change in this state of affairs, but Telstra will continue its strategic focus to maintain revenues and control costs in this area.

                             Telstra Corporation Limited and controlled entities


Operating and Financial Review and Prospects
--------------------------------------------------------------------------------

Inbound calling products

Our operating revenue from inbound calling products consists principally of:

     . subscription and call charges for inbound calling services, such as Freecall(TM) 1800, Freecall(TM) One8, Priority(R) 1300 and Priority(R) One3; and

     . revenue from enhanced call centre products using network voice processing, which provides access to advanced call-handling capabilities, without customers having to purchase and maintain their own networks.

The revenue for inbound calling services refers to:

     . the fees we charge our business customers for the provision of the inbound calling numbers; and

     .  for Freecall(TM)1800 and Freecall(TM) One8 the cost of the call.

Under Priority(R) 1300 and Priority(R) One3 the calling party from a PSTN service incurs a cost of 25 cents (including GST) from anywhere in Australia, which is recorded in local call revenue. The other components of the call charges, as applicable, are charged to the service owner. Calls made from a PSTN service under the Freecall(TM)1800 and Freecall(TM) One8 service are all charged to the party called, with no cost incurred by the caller. Different charges apply for calls made from ISDN, mobiles and payphones.

Table 14 - Inbound calling products revenue

-------------------------------------------------------------------------------
                                               Year ended 30 June
                                  2003     2002     2001   2003/2002  2002/2001
                                      (in millions)             (% change)
---------------------------------------------------------  --------------------
Inbound calling products
revenue.......................    A$494    A$562    A$657      (12.1)     (14.5)
                                =========================
Inbound calling product
minutes.......................    2,655    3,345    3,871      (20.6)     (13.6)

----------
Note: statistical data represents management's best estimates.

Revenue from inbound calling products has declined over the three-year period. Volumes were up in fiscal 2001 as usage of our inbound calling products went through a period of growth prior to the introduction of INP on 30 November 2000. INP allows customers to switch providers of this service without changing the telephone number for the service rendered. This created a more competitive environment, having a negative impact on prices and volumes.

While the impact of INP on volumes was minimal in fiscal 2001, we started reducing prices during this period in response to increased competition. INP and competition has continued to impact fiscal 2002 and 2003 revenues as we have continued price reductions and volumes have continued to decrease. We lost one of our major customers in fiscal 2002, which also impacted our revenues and volumes.

In fiscal 2003, INP had a large impact on revenue derived from Freecall(TM) 1800 and Priority(R) One3 and Priority(R) 1300 products, pushing our revenues and calling minutes down.

Solutions management

Our operating revenue from our Managed Solutions(TM) product is derived from managing all or part of a customer's IT or telecommunications services, including managing:

     . our network-based enhanced voice and data switching products and virtual private network products and the provision of related professional services;

Telstra Corporation Limited and controlled entities


Operating and Financial Review and Prospects
--------------------------------------------------------------------------------

     . our core data products including ATM, frame relay, ISDN, ADSL and dedicated data network equipment;

     . a customer's call or contact centre, including network services, equipment, third party hardware and applications and professional services;

     . mobile phone networks and new wireless based technologies such as wireless LANs;

     . IT based products and services, including firewalls, desktops, peripheral services and application service products; and

     . complex once off or whole of business solutions incorporating a range of the above services.

Table 15 - Solutions management revenue

-------------------------------------------------------------------------------
                                               Year ended 30 June
                                  2003     2002     2001   2003/2002  2002/2001
                                      (in millions)             (% change)
---------------------------------------------------------  ---------------------
Solutions management revenue...   A$487    A$477    A$428     2.1       11.4
                                =========================

During fiscal 2002, our solutions management revenue increased due to increased demand from the banking and financing sector and strong growth in our Telstra managed services business.

In fiscal 2003, growth flattened out because, even though we saw further growth in our Telstra managed services revenue which was primarily due to a combination of once off exit penalties charged to customers, the renewal of long-standing customer contracts and an increase in the number of small to medium corporate hosting services there was a decline in managed radio services revenue due to the completion of major customer contracts in fiscal 2002.

Various controlled entities' revenue

Some of our controlled entities' operating revenue is included in the product categories to which they relate, including the following:

     .  Sensis operating revenue is included in Directories revenue; and

     . Telstra Enterprise Services' (TES') operating revenue is included in Solutions Management revenue.

Table 16 - Various controlled entities' sales revenue

-------------------------------------------------------------------------------------
                                                  Year ended 30 June
                                    2003     2002      2001     2003/2002   2002/2001
                                         (in millions)               (% change)
-------------------------------------------------------------  ----------------------
Sales revenue (100%) of:
   CSL ........................       908     1,080       492       (15.9)     1195.1
   NDC.........................       159       175       259        (9.1)      (32.4)
   TelstraClear ...............       548       294        --        86.4          --
   Other controlled entities...       221       452       591       (51.1)      (23.5)
                                  ---------------------------
Total various controlled
entities' sales revenue........   A$1,836   A$2,001   A$1,342        (8.2)       49.1
                                  ===========================

Our consolidated revenue from various controlled entities grew from fiscal 2001 to fiscal 2002 due to the inclusion of revenues from:

     .  CSL from February 2001;

     .  TelstraClear from December 2001; and

                             Telstra Corporation Limited and controlled entities


Operating and Financial Review and Prospects
--------------------------------------------------------------------------------

     . Keycorp Limited (Keycorp) from January 2001 until June 2002, which includes Tran$end and Argent (reporting systems used for EFTPOS) revenue, previously included in data and internet services revenue. Keycorp was equity accounted from the start of fiscal 2003 which meant the increases attributed to Keycorp in the 2002 fiscal year were reversed, contributing to the decline in revenues in 2003.

The increases in revenue in 2002 were moderated by:

     . the sale of certain other minor controlled entities (included in "Other controlled entities above") as part of the sale of our global wholesale business to REACH in February 2001. These entities recorded revenue of A$144 million for the 7 months to 31 January 2001;

     . the scale down of the operations of the Vietnam and Cambodia Business Co-operation Contract (BCC). This was wound up in fiscal 2003, contributing to the decline in revenues that occurred in fiscal 2003; and

NDC's revenue decreased in fiscal 2002 due to the general slow down of network construction activity undertaken by NDC following a period of increased activity from new technology companies. This decline continued in 2003 in line with general reductions in telecommunications industry capital expenditure levels.

In addition to the wind up of our Vietnam and Cambodia contract and reduction in NDC's contribution, in fiscal 2003, CSL reported a decline in revenue due to the economic downturn in Hong Kong and the effect of the SARS epidemic. Further revenue decline is attributed to the sale of our Mobitel business in Sri Lanka in October 2002.

Refer to "Operating and Financial Review and Prospects - International business ventures" for further discussion on CSL and TelstraClear.

Other sales and services

The principal components of operating revenue we record in other sales and services are:

     .  payphones;

     .  operator-assisted services; and

     . other minor revenue items, including voicemail for fixed lines, recorded services, commercial works and other enhanced call products and radio services.

Table 17 - Other sales and services revenue

-----------------------------------------------------------------------------
                                             Year ended 30 June
                                2003     2002      2001    2003/2002  2002/2001
                                     (in millions)             (% change)
-------------------------------------------------------  --------------------
Payphones...................     148      154       166       (3.9)      (7.2)
Telstra information and
connection services.........     128      144       160      (11.1)     (10.0)
Other minor items...........     483      463       749        4.3      (38.2)
                               ------------------------
Other sales and services
revenue.....................   A$759    A$761   A$1,082       (0.2)     (29.7)
                               ========================
Number of payphones
(in thousands)..............      68       71        75       (5.6)      (5.3)

----------
Note: statistical data represents management's best estimates.

Telstra Corporation Limited and controlled entities


Operating and Financial Review and Prospects
--------------------------------------------------------------------------------

Over the three-year period our payphones business revenue has continued to decrease, impacted by substitution of other products, particularly mobiles. This is reflected in the number of payphones in operation.

In fiscal 2002 and fiscal 2003 operator assisted services volumes fell due to customers using alternative products, such as White Pages(R) and Yellow Pages(R) OnLine and Telstra call connect.

Decreases in other minor items have occurred mainly due to decreasing demand for products that have a mature market or are being substituted by other more modern products, such as our Virtual Private Network, which is being overtaken by migration to ISDN and IP based products.

Other revenue

Table 18 - Other revenue by category

---------------------------------------------------------------------
                                              Year ended 30 June
                                           2003      2002      2001
                                                (in millions)
---------------------------------------------------------------------
Other revenue
   Dividends received/receivable .....          1        1         16
   Miscellaneous revenue .............        261      303        985
                                        -----------------------------
Sub-total other revenue ..............        262      304      1,001

Revenue from sale of:
   Property, plant and equipment .....        811      246        288
   Controlled entities ...............         17       --        120
   Investments in listed securities
   and other corporations ............          7       22        603
   Patents, trademarks and licences ..         --        1         14
   Businesses ........................          4       33      2,273
   Associates ........................         17       --         --
   Joint Ventures ....................          3       --          5
                                        -----------------------------
Total revenue from sale of assets             859      302      3,303
                                        -----------------------------
Total other revenue/(1)/                  A$1,121    A$606    A$4,304
                                        =============================

----------
/(1)/ Interest revenue received/receivable is now included in net interest. Refer Table 25.

Over the three-year period the following one off transactions have impacted our other revenue from the sale of assets:

     . the disposal of our global wholesale business and certain controlled entities in February 2001 to REACH for A$2,372 million;

     . the sale of our 15% interest in Computershare for A$546 million in fiscal 2001; and

     . sale of seven commercial properties around Australia in fiscal 2003 contributing gross proceeds of A$570 million to the total of A$811 million.

Dividends received in fiscal 2002 and 2003 were lower compared with fiscal 2001 due to dividends paid by Intelsat in fiscal 2001 under contractual obligations while it was a satellite consortium. Since incorporation on 18 July 2001, Intelsat has not declared a dividend.

Fiscal 2001 miscellaneous revenue included the writeback of A$725 million of superannuation contributions, due to the release of our obligation to continue to pay contributions to the Telstra Superannuation Scheme.

                             Telstra Corporation Limited and controlled entities


Operating and Financial Review and Prospects
-------------------------------------------------------------------------------

Our miscellaneous revenue in fiscal 2002 increased (compared to fiscal 2001 exclusive of the superannuation write back) mainly due to Government subsidies we received for work under the Extended Zone Untimed Local Call tender, as part of the Rural Telecommunications Infrastructure Fund. This was offset in part by lower USO levy receipts.

In fiscal 2003, our miscellaneous revenue was impacted by lower Government tender revenue.

Operating expenses

We categorise our operating expenses into labour expense, goods and services purchased, depreciation and amortisation and other expenses. Interest expense is not included in operating expenses. Refer to "Net interest".

Table 19 - Operating expense and share of net equity accounted losses data

------------------------------------------------------------------------------------------
                                                     Year ended 30 June
                                     2003        2002        2001     2003/2002  2002/2001
                                             (in millions)                 (% change)
--------------------------------------------------------------------  --------------------
Labour expense..................       3,204       3,240       3,122       (1.1)       3.8
Goods and services purchased ...       3,615       3,933       3,083       (8.1)      27.6
Other expenses..................       4,602       4,065       6,761       13.2      (39.9)
                                  ----------------------------------
Sub total.......................      11,421      11,238      12,966        1.6      (13.3)
Share of net equity accounted
losses..........................       1,025          81         183     1165.4      (55.7)
                                  ----------------------------------
Sub total.......................      12,446      11,319      13,149       10.0      (13.9)
Depreciation and amortisation ..       3,447       3,267       2,871        5.5       13.8
                                  ----------------------------------
Total operating expenses and net
equity accounted losses             A$15,893    A$14,586    A$16,020        9.0       (9.0)
                                  ==================================

During the three-year period, our operating expenses were affected by a number of significant events, including:

     . restructuring and redundancy costs of A$281 million in fiscal 2003, A$289 million in fiscal 2002 and A$44 million in fiscal 2001;

     . a reduction of A$560 million in goods and services purchased in fiscal 2001, reflecting the cumulative effect of the application of SAB 101 on recognition of operating expenses;

     . Other operating expenses in fiscal 2001 included A$1,520 million in relation to the cost of sale and deferral of 50% of the profit on sale of our global wholesale business and certain controlled entities to REACH;

     . Write down of our investment in CSL in fiscal 2001 amounting to $999 million, reflected in 'other operating expenses';

     . A$301 million cost of sale of our shares in Computershare in fiscal 2001, reflected in 'other operating expenses';

     . A$965 million for the write down of our investment in REACH in fiscal 2003, reflected in 'share of net equity accounted losses'; and

     . A$662 million being the book value of assets sold during fiscal 2003, compared with A$307 million in fiscal 2002 and A$429 million in fiscal 2001, reflected in 'other operating expenses'.

Telstra Corporation Limited and controlled entities


Operating and Financial Review and Prospects
--------------------------------------------------------------------------------

In addition to these events, our operating expenses have also been impacted by:

     . the consolidation of the operating expenses of our new business ventures CSL and TelstraClear, from February 2001 and December 2001 respectively, and deconsolidation of expenses for Keycorp in fiscal 2003;

     . the removal of operating expenses, including depreciation and amortisation, associated with our global wholesale business after its sale to REACH effective February 2001;

     . growth in our communications plant asset base and capitalised software development which increased our depreciation expense;

     . increased goodwill amortisation expense as a result of our acquisition of CSL and TelstraClear; and

     .  the benefit of ongoing cost control and cost containment programs.

The following tables provide more detailed information about expenses from each of our expense groupings.

Labour expense

Labour expense includes:

     . salary and wages and related on-costs, including employer contributions to superannuation funds, workers' compensation, leave entitlements and payroll tax;

     .  costs of engaging contractor labour and agency costs; and

     .  restructuring costs, including redundancy.

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

Table 20 - Labour expense
-------------------------------------------------------------------------------
                                            Year ended 30 June
                             2003       2002       2001    2003/2002  2002/2001
                          (millions, except staff numbers
                                 in whole numbers)              (% change)
---------------------------------------------------------  --------------------

Labour expense..........    A$3,204    A$3,240    A$3,122       (1.1)       3.8
                          ===============================
Domestic full-time
employees/(1)/..........     37,169     40,427     44,874       (8.1)      (9.9)
Full-time employees and
equivalents/(2)/........     42,064     44,977     48,317       (6.5)      (6.9)

----------
/(1)/ Includes domestic full-time staff, fixed term contracted staff and expatriate staff working in overseas controlled entities.
/(2)/ Includes full-time, part-time and casual domestic and offshore employees, including employees of controlled entities.

Since 30 June 2001, we have reduced the number of domestic full-time employees from 44,874 to 37,169 as part of our cost reduction strategy. We have incurred redundancy expenditure over the three-year period of A$44 million in fiscal 2001, A$289 million in fiscal 2002 and A$281 million in fiscal 2003.

Excluding the redundancy and restructuring costs provided for or expensed, during the three- year period labour expense decreased from A$3,078 million in fiscal 2001 to A$2,951 million in fiscal 2002 and A$2,923 million in fiscal 2003.

                             Telstra Corporation Limited and controlled entities


Operating and Financial Review and Prospects
--------------------------------------------------------------------------------

This decrease reflects:

     . lower aggregate labour expenses as our full time staff and equivalents reduce;

     . a decline in contractor agency costs due to diversion of some call centre activities to outsourcers; and

     . a reduction in overtime due to continued focus on cost reductions and process improvement initiatives.

This decrease has been partly offset by:

     . the use of employment agency staff in preference to full-time staff in order to manage costs more closely, better utilise staff as a variable resource in peaks and troughs and to satisfy specialised needs;

     . increased labour rates across most areas of the business through award increases and the higher demand for the retention of high calibre staff; and

     .  additional labour expense associated with the consolidation of:

        . CSL from February 2001, which had 1,281 full-time employees and equivalents at 30 June 2001; and

        . TelstraClear from December 2001, which had 1,189 full-time employees and equivalents at 30 June 2002.

Based on the latest actuarial advice provided on the financial position of the Telstra Superannuation Schemes as at 30 June 2000, we have a surplus in the superannuation fund. As a result, employer contributions were not required over the three-year period. We are expecting this surplus to continue, however it will depend on the performance of the fund. There has been a reduction in the value of the assets of the fund over the three-year period due to the decline in financial markets over the period. We are therefore closely monitoring this situation in the light of the current financial market performance.

Goods and services purchased

The largest component of our goods and services purchased is payments we make to other carriers to terminate international and domestic outgoing calls and international transit traffic. Other significant components of our goods and services purchased over the three-year period related to costs of mobile handsets, mobile handset subsidies, dealer bonuses, commissions paid to indirect distribution channels, external construction and directory publishing costs. These are core costs to our business and vary according to business activity.

Table 21 - Goods and services purchased

-----------------------------------------------------------------------------------
                                               Year ended 30 June
                                   2003      2002      2001    2003/2002  2002/2001
                                          (in millions)             (% change)
-------------------------------------------------------------  --------------------
Goods and services purchased...  A$ 3,615  A$ 3,933  A$ 3,083       (8.1)      27.6
                                 ============================

Our goods and services purchased was impacted in fiscal 2001 by a once off A$560 million adjustment to reflect the effect of SAB 101. Under SAB 101, we now defer the recognition of some revenue and the goods and services purchased associated with that revenue. The nature of these deferrals is described above in "Operating revenue". See also "Changes in accounting policies".

Telstra Corporation Limited and controlled entities


Operating and Financial Review and Prospects
--------------------------------------------------------------------------------

Excluding the impact of this, our goods and services purchased increased from A$3,643 million in fiscal 2001 to A$3,933 million in fiscal 2002. This increase was primarily due to:

     . the consolidation of the goods and services purchased of CSL from February 2001 and TelstraClear since December 2001; and

     . increased network payments which comprised 41% of our goods and services purchased in fiscal 2002.

In fiscal 2002 network payments were impacted by the sale of our global wholesale business to REACH. This business recorded goods and services purchased of A$223 million for the 7 months ended 31 January 2001. Amounts REACH charged us for terminating outgoing calls in fiscal 2001 were higher than the charges we had previously paid to other international carriers. This increased our network payments in fiscal 2001. In fiscal 2002, network payments decreased compared to fiscal 2001, mainly as a result of decreasing interconnect rates. This was offset in part by increased volumes and an increase in terminating traffic caused by:

     . increased mobile voice, data (SMS) and international roaming traffic terminating on other carrier's networks; and

     .  higher volumes in international direct.

We have also incurred additional costs in relation to the increased use of our wholesale Global Linx product. Our revenue from this product increased by A$79 million in fiscal 2002.

Our costs for handset subsidies and incentives and commissions paid to dealers has declined in fiscal 2002 compared to fiscal 2001, largely due to:

     . the progressive removal of handset subsidies, except where mobiles are sold to corporate clients; and

     . lower commission rates, as we now internally manage some MobileNet(R) customers who were previously managed externally.

In fiscal 2003, our goods and services purchased decreased by 8.1%. This was attributed to:

     . goods and services purchased relating to Keycorp were consolidated for the 2002 fiscal year but were not included for the 2003 fiscal year as we now equity account for Keycorp;

     . lower activity in the Hong Kong mobile market and exchange pressures on the Hong Kong dollar; and

     . reclassification of costs associated with international network payments and certain costs relating to FOXTEL.

These decreases were partially offset by increased costs of mobiles sold through handset offerings under the 'more4you' and 'more4business' promotions and the increased costs associated with more technologically advanced handsets such as colour screens, MMS and polyphonic ring tones. In addition, CDMA is increasing as a percentage of the product mix, with CDMA phones having a higher cost per handset than the older technology phones.

Network payments decreased in fiscal 2003 due to reductions in international call volumes and reductions in charges from REACH for international network connections following the commencement of a new pricing structure from January 2003. Additional benefit came from a more favourable A$/US$ exchange rate. This was partially offset by costs associated with increases in mobile and SMS call volumes.

                             Telstra Corporation Limited and controlled entities


Operating and Financial Review and Prospects
--------------------------------------------------------------------------------

Other operating expenses

Our other operating expenses include such costs as:

     . service contracts and agreements for outsourced activities such as IT, cleaning services and warehousing and distribution;

     .  promotion and advertising;

     . property costs, including rent, maintenance, municipal rates, land tax and power;

     .  network maintenance materials;

     .  travel costs;

     .  lease expense on operating leases;

     .  bad and doubtful debts;

     .  the carrying value of assets and investments disposed of; and

     .  write-downs of investments and assets to recoverable amount.

Table 22 - Other operating expenses
-------------------------------------------------------------------------------
                                           Year ended 30 June
                               2003      2002      2001    2003/2002  2002/2001
                                    (in millions)               (% change)
-------------------------------------------------------------------------------
Other operating expenses.... A$ 4,602  A$ 4,065  A$ 6,761       13.2      (39.9)
                             ============================

In fiscal 2002 and 2003, we did not sell any of our significant investments or businesses. Expenses relating to investment and asset sales in fiscal 2001 are the main reason for the significantly larger operating expenses balance in 2001 compared to 2002 and 2003. Investments sold in fiscal 2001 include:

     . the cost of sale of our global wholesale business and certain controlled entities to REACH of A$1,520 million;

     .  the cost of sale of our investment in Computershare of A$301 million;

     .  the cost of sale of our midrange IT equipment of A$107 million; and

     .  the cost of sale of our interest in Extant Inc. of A$36 million.

We assess the recoverable amount of our investments at each reporting date and where we consider that the recorded amount is not recoverable we write the investment down to recoverable amount. For more detail refer to "Application of Critical Accounting Policies".

In fiscal 2001, we wrote down our investment in CSL by A$999 million. We also wrote down our investments in SMS Management and Technology Limited (formerly Sausage Software), Commander Communications Ltd and other smaller investments, by a total of A$66 million. In fiscal 2002, we wrote down a number of minor investments totalling A$26 million.

As part of our negotiations with PCCW in relation to our purchase of an additional 40% of CSL in June 2002, we reduced the value of the convertible note issued to us by PCCW in February 2001 by A$96 million. We now own 100% of CSL. Refer to "New Business Ventures".

Telstra Corporation Limited and controlled entities


Operating and Financial Review and Prospects
--------------------------------------------------------------------------------

In fiscal 2003, we sold a number of fixed assets, including seven commercial properties around Australia. The book value of fixed assets sold was A$638 million in fiscal 2003, compared with A$250 million in fiscal 2002 and A$281 million in fiscal 2001.

Our other operating expenses were also impacted by the following over the three-year period:

     . bad debts in the consumer market increased in fiscal 2002 and in fiscal 2001 we incurred bad debts in relation to the collapse of One.Tel. Bad debts in fiscal 2003 decreased due to lower provision requirements, partially offset by Mobile Repayment Option (MRO) debt provisions;

     . in fiscal 2002, there was in increase in rental expense for our operating leases, in particular for increased leased motor vehicles and for leased computers, as a result of the sale and leaseback of our midrange IT equipment. In fiscal 2003, rental costs increased further after the sale and leaseback of seven commercial properties. However, this increase in fiscal 2003 was moderated by a reduction in rental expense associated with CSL due to substantial rent reductions in the Hong Kong property market and a reduction in the number of rented properties;

     . an increase in expenses relating to service contracts and other agreements, which include network maintenance, fault repairs, pre-provisioning and activation work from A$1,400 million in fiscal 2001 and fiscal 2002 to A$1,706 million in fiscal 2003. This increase was attributable to increases in the number of service contracts and prices,as well as issues such as:

        . an increase in maintenance costs for the CDMA network as these costs were previously covered by warranties;

        . increased use of outsourcing agreements, particularly in relation to IT, call centre and professional services, in preference to using full-time employees. These increases were offset by decreases in labour and consultancy costs;

        . embarking on several new projects and implementing changes in the scope and pricing of our network platform; and

        . we now recognise FOXTEL's customer sales and service centre costs in 'Other expenses' whereas these were previously recognised in goods and services purchased;

     . continuing decreases of A$97 million in fiscal 2002 in our marketing, general and administration and other operating expenses as a result of our focus on cost reduction, partially reversed by increased marketing costs in 2003 due to sponsorships and high numbers of new initiatives to market (Loop(TM), SMS, Xgen, Telstra Home Messages 101(TM));

     . IT expenses of A$49 million for the implementation of GST in fiscal 2001; and

     . increased currency conversion costs in fiscal 2003 due to currency gains on the Australian dollar in relation to dividends and current account hedging costs.

Share of net equity accounted losses

Table 23 - Share of net losses of associates and joint venture entities
-------------------------------------------------------------------------------
                                            Year ended 30 June
                               2003      2002      2001    2003/2002  2002/2001
                                    (in millions)                (% change)
-------------------------------------------------------------------------------
Share of net losses of
associates and joint
venture entities............ A$ 1,025  A$    81  A$   183     1165.4      (55.7)
                             ============================

                             Telstra Corporation Limited and controlled entities


Operating and Financial Review and Prospects
--------------------------------------------------------------------------------

Our share of net losses of associates and joint ventures includes both profits and losses from our equity accounted investments. Details of our equity accounted investments are included in note 24 to our financial statements.

In fiscal 2001, we wrote down our investments in Solution6 Holdings Ltd, myinternet.com.au Pty Ltd and Xantic B.V. by a total of A$102 million.

In fiscal 2002, our net equity accounted losses were impacted by:

     . increased profits from our investment in REACH. Equity accounting for REACH was for 5 months in fiscal 2001 and for a full year in fiscal 2002;

     .  increased losses from our investment in FOXTEL;

     . increased losses from our investment in Australia-Japan Cable Holdings Ltd, due to the commencement of depreciation following the completion of the network in December 2001;

     . decreased losses from our investment in Solution 6, including an adjustment to reflect the dilution in our shareholding; and

     . decreased losses from our investment in TelstraSaturn. In December 2001, we increased our ownership interest in TelstraSaturn and began consolidating its results. At the same time TelstraSaturn acquired CLEAR Communications and the company's name was changed to TelstraClear.

In fiscal 2003, the vast majority of the equity accounted loss relates to the write down of our investment in REACH of A$965 million. In addition to this, we incurred the following:

     . decreased contribution from REACH, which recorded a loss of A$47 million in fiscal 2003, compared with a profit of A$53 million in fiscal 2002. Equity accounting for REACH was suspended on 31 December 2002 when the carrying value of the investment was written down to nil;

     . increased losses or reduced profits from Xantic B.V., PT Mitra Global Telekomunikasi Indonesia, and Solution 6 (which has now been sold);

     . ceasing recognition of Australia Japan Cable losses as the carrying value of the investment has been written off (carrying value of A$34 million as at June 2002); and

     . we ceased equity accounting for Dynegy since its sale in August 2001, final settlement was received in April 2003.

Depreciation and amortisation

Our depreciation and amortisation expense has been and will remain a major component of our cost structure, reflecting our capital investments.

Table 24 - Depreciation and amortisation
--------------------------------------------------------------------------------
                                            Year ended 30 June
                                2003      2002      2001    2003/2002  2002/2001
                                      (in millions)              (% change)
--------------------------------------------------------------------------------
Depreciation................     2,703     2,612     2,402        3.5        8.7
Amortisation
(excl. goodwill)............       628       568       426       10.6       33.3
Amortisation of goodwill....       116        87        43       33.3      102.3
                              ----------------------------
Total depreciation and
amortisation................  A$ 3,447  A$ 3,267  A$ 2,871        5.5       13.8
                              ============================

Telstra Corporation Limited and controlled entities


Operating and Financial Review and Prospects
--------------------------------------------------------------------------------

During the three-year period, the increase in depreciation and amortisation, excluding goodwill, was mainly attributable to:

     . growth in our communications plant asset base and capitalised software development, which is consistent with our level of capital expenditure activity; and

     . the consolidation of the depreciation expenses of CSL in fiscal 2002 and TelstraClear in fiscal 2003.

Partially offsetting these factors were:

     . the removal of the depreciation associated with the assets of our global wholesale business which were sold to REACH in fiscal 2002; and

     . lower depreciation for land and buildings due to the sale of seven commercial properties and the general downsizing of owned vehicles in fiscal 2003.

We capitalise expenditure incurred in the development and enhancement of computer systems as business software. Software developed for internal use is amortised over a six-year service life. The increase in amortisation (excluding goodwill) during the three-year period reflects the growth in capitalised software assets.

Our analogue network was fully depreciated as of December 1999 and ceased operating altogether as of October 2000. We commenced depreciation of our CDMA network during fiscal 2001, from the date that components of this network were completed. In fiscal 2002, our depreciation expense reflects the first full year of depreciation of the CDMA network.

Over the three-year period goodwill amortisation increased mainly due to the amortisation of goodwill from our acquisition of 60% of CSL in fiscal 2001 and the additional 40% we acquired at the end of June 2002.

Net interest

Table 25 - Net Interest
--------------------------------------------------------------------------------
                                            Year ended 30 June
                                 2003     2002      2001    2003/2002  2002/2001
                                      (in millions)              (% change)
--------------------------------------------------------------------------------
Gross interest expenses.......     984     1,011       877       (2.7)      15.3
Less capitalised interest.....    (105)     (115)     (108)      (8.7)       6.5
                               ---------------------------
Interest expense..............     879       896       769       (1.9)      16.5
Interest received/receivable..      84       126       103      (33.3)      22.3
                               ---------------------------
Net interest expense.......... A$  795  A$   770  A$   666        3.2       15.6
                               ===========================

Our borrowing costs are influenced by:

     .  the level of our debt;

     .  interest rates;

     .  the length of our debt maturity profile; and

     .  our level of investments in financial assets (affects net debt).

Our level of debt increased by A$4 billion in mid February 2000 as a result of the settlement of the PCCW transactions. This impacted fiscal 2001 for 5 months and fiscal 2002 for the whole year. In December 2001, we increased our shareholding in TelstraSaturn (now TelstraClear) to 58.43% from 50%, resulting in consolidation from December 2001 onwards. The NZ$600 million of bank debt held by TelstraClear at 30

                             Telstra Corporation Limited and controlled entities


Operating and Financial Review and Prospects
--------------------------------------------------------------------------------

June 2002 is therefore included in our group results. In September 2002, this debt was refinanced by a loan from Telstra and the bank debt repaid.

On 28 June 2002, we acquired the remaining 40% of CSL. As consideration for these shares the US$750 million convertible note issued to us by PCCW in February 2001 was redeemed and replaced by a new mandatorily converting secured note of US$190 million issued by PCCW. This change in convertible/converting note resulted in an increase in net debt of almost A$1 billion.

Our interest expense increased in fiscal 2002, mainly due to:

     . interest for a full year on the borrowings we incurred to invest in our Asian ventures in fiscal 2001, compared with interest on these borrowings for 5 months in fiscal 2001; and

     .  a lengthening of the maturity profile of our debt portfolio.

This was partially offset by reductions in interest rates generally.

Our gross interest expense decreased marginally in fiscal 2003, despite higher short-term rates, due to an overall decrease in the level of interest bearing liabilities. This reduction was tempered by the inclusion of a full year of consolidated interest from TelstraClear and costs incurred in closing out certain interest rate swaps at TelstraClear early due to the refinancing of its bank loans in September 2002.

In April 2003, there was a further redemption of the PCCW converting note, bringing the value to US$54 million. In fiscal 2002, interest was received on the US$750 million convertible note, whereas in fiscal 2003, we received interest on a US$190 million converting note until April 2003 when the note was reduced to US$53 million. This has resulted in a reduction in our interest received in fiscal 2003 compared to fiscal 2002.

Income tax expense

In fiscal 2003, our income tax expense decreased 14.6% from A$1,796 million in fiscal 2002 to A$1,534 million in fiscal 2003. Income tax expense was impacted by a 9.5% decrease in profit before income tax expense, as well as a decrease in the effective tax rate from 33.0% in fiscal 2002 to 31.1% in fiscal 2003.

The 1.9% decrease in effective tax rate was mainly due to a once off benefit of A$201 million relating to our election to form a tax consolidation group from 1 July 2002. Under the tax consolidation legislation, certain tax values of subsidiaries assets are reset according to set allocation rules. This once off benefit reflects the increase in future income tax benefits arising from the reset of these tax values.

Our income tax expense decreased in fiscal 2002, down 19.7% from A$2,236 million in fiscal 2001 to A$1,796 million in fiscal 2002. This was impacted by a 13.5% decrease in profit before income tax expense, as well as a decrease in the effective tax rate from 35.5% in fiscal 2001 to 33.0% in fiscal 2002.

The decrease in the effective tax rate in fiscal 2002 was mainly due to the reduction in the Australian company income tax rate from 34% of taxable income in fiscal 2001 to 30% in fiscal 2002, together with a reduction in the level of investment write-downs that are not tax deductible. The reductions were partly offset by the impact of the sale of our global wholesale business in fiscal 2001, an increase in non-deductible write downs, mainly relating to REACH, the non-deductible write-down of the convertible note issued to us by PCCW and the decrease in our share of associates' net losses.

International business ventures

As part of our strategy to expand our operations outside Australia, we invested in new ventures in the Asia-Pacific region during fiscal 2001 and fiscal 2002.

Telstra Corporation Limited and controlled entities


Operating and Financial Review and Prospects
--------------------------------------------------------------------------------

REACH

In February 2001, we sold our global wholesale business, including certain offshore controlled entities, to REACH in exchange for 50% ownership in REACH and cash of US$375 million (A$680 million). We obtained an independent valuation of our global wholesale business as at 31 January 2001 which resulted in a fair value of US$1.3 billion (A$2.37 billion) being placed on this business.

We achieved a profit on the sale of US$935 million (A$1,704 million). Under AGAAP, 50% of the profit, or A$852 million, was deferred to be recognised in the share of net profits (losses) of associates and joint venture entities line in our statement of financial performance over 20 years. The profit impact of the sale, after taxation, was A$875 million in fiscal 2001.

REACH has been operating in a difficult environment for a sustained period of time. Prices for international voice and data carriage have been falling at a rapid rate but growth in usage has not been sufficient to compensate for the loss in revenue caused by price reductions. Consequently, in December 2002 we made a non-cash write down of our investment in REACH of A$965 million, reducing the carrying value to nil. Equity accounting was suspended at this date.

Under AGAAP REACH's loss in fiscal 2003 was A$47 million, compared with a profit of A$255 million in fiscal 2002, and a profit of A$161 million in fiscal 2001. Table 26 details our equity accounted profits/(losses) in relation to REACH during the three-year period.

Table 26 - Equity accounted profit of REACH
--------------------------------------------------------------------------------
                                            Year ended 30 June
                                 2003     2002      2001    2003/2002  2002/2001
                                      (in millions)              (% change)
--------------------------------------------------------------------------------
REACH net loss after tax
(AGAAP)......................      (47)      255       161      (55.2)      58.4
                               ===========================
Telstra 50% share/(1)/.......       57       129        80      (55.8)      61.2
Goodwill amortisation........      (60)     (119)      (50)     (49.6)     138.0
Recognition of deferred
profit.......................       22        43        18      (48.8)     138.9
Non-cash write-down..........     (965)       --        --         --         --
                               ---------------------------
REACH equity accounted
share of profit/(loss).......  A$ (946) A$    53  A$    48     1884.9       10.4
                               ===========================

----------
/(1)/ Fiscal 2003 only includes REACH's net profit after tax until suspension of equity accounting. Our share of profit up until suspension was A$57 million.

REACH implemented a number of changes during the second half of fiscal 2003 to improve its performance, including:

     .  a change of CEO and replacement of a number of senior executives;

     . re-negotiation of its US$1.5 billion bank loan, which was successfully concluded in April 2003; and

     . implementation of a cost reduction program with staff redundancies to further reduce overheads and rebalance the work force.

Historically, Telstra has been a substantial acquirer of cross border connectivity services from REACH and we expect this to continue. These services are important in supporting our growth in domestic businesses, particularly in areas of data and internet and the broadband rollout.

Refer to "Related Parties" for discussion regarding our dealings with REACH.

                             Telstra Corporation Limited and controlled entities


Operating and Financial Review and Prospects
--------------------------------------------------------------------------------

CSL

In February 2001,we acquired a 60% ownership interest in CSL. We paid US$1,694 million (A$3,085 million), including incidental acquisition costs, to acquire this controlling interest.

Upon completion, in accordance with Australian Accounting Standards, a valuation was undertaken to determine the fair value of our investment. The independent valuation of CSL was US$1,900 million (A$3,477 million), placing a value of our 60% share at US$1,140 million (A$2,086 million). The difference between the valuation obtained as at 31 January 2001 and the purchase price valued at October 2000 is principally due to the movement in global telecommunication asset prices between the signing of the agreements and completion. This resulted in a write-down of our investment in CSL by A$999 million in fiscal 2001.

On consolidation of CSL, we recognised goodwill on acquisition of A$1,461 million, to be amortised over 20 years. On acquisition, other intangibles recognised included CSL's brands of A$212 million, a customer base of A$468 million and spectrum licences of A$79 million, which we are amortising over their estimated useful lives.

CSL operates in the highly competitive Hong Kong mobile market and has delivered a solid performance despite an adverse operating environment. Hong Kong is currently experiencing one of its worst economic downturns in decades with this situation worsened by the outbreak of SARS in March 2003. Furthermore, in February 2003, one of CSL's competitors initiated an aggressive price reduction to attract new subscribers. CSL elected not to participate in the price war, rather competed on quality of service. As a result of these factors, CSL has seen its revenue decline by 4% in fiscal 2003 when compared to fiscal 2002, following a 10% decline in fiscal 2002 when compared to fiscal 2001. Revenue in fiscal 2003 decreased to HK$4,224 million from HK$4,433 million in fiscal 2002, and HK$4,917 million in fiscal 2001.

CSL's capital expenditure decreased by 9% in fiscal 2003 to HK$320 million (A$68 million), from HK$323 million (A$70 million) in fiscal 2002. This follows a 34% decrease in capital expenditure in fiscal 2002 when compared to fiscal 2001.

Convertible/converting notes issued by PCCW

In February 2001, we purchased a convertible note from PCCW for US$750 million (A$1,372 million).

In June 2002 this note was redeemed as part of our acquisition of the remaining 40% of CSL. Prior to redemption, we valued this convertible note on a yield to maturity basis at US$750 million and adjusted its value in our financial statements accordingly. The reduction in value of the note of A$96 million was charged as an expense in fiscal 2002.

On redemption we acquired a US$190 million (A$337 million) mandatorily converting secured note issued by PCCW. This note has a three-year term and an interest coupon compounding at a rate of 5% per annum. PCCW's obligations under the note are secured by an equitable mortgage of shares over all of PCCW's 50% shareholding in REACH. In April 2003 this US$190 million note was partially redeemed to fund the REACH capacity prepayment of US$143 million (A$230 million). The prepayment earns compounding interest equivalent to the three month US LIBOR rate plus an additional 2.5% and provides us the right to receive future carriage and related services capacity equivalent to the amount of the prepayment and accrued interest. We have classified the capacity prepayment as a non-current receivable as no draw down is expected until fiscal 2007. The prepayment is considered to be fully recoverable over the agreement period.

TelstraClear

TelstraClear, the second largest full service carrier in New Zealand, has been operating in its current form since December 2001. December 2001 saw the merger of our 50% owned joint venture, TelstraSaturn and

Telstra Corporation Limited and controlled entities


Operating and Financial Review and Prospects
--------------------------------------------------------------------------------

CLEAR Communications, to form TelstraClear. As part of this transaction, we acquired an additional 8.43% interest in the merged entity and consolidated its results from that date for the 7 months to 30 June 2002. TelstraClear's revenue for this period was A$296 million and the consolidation of TelstraClear decreased our net profit before tax by A$110 million. In April 2003, we acquired the remaining 42% interest in TelstraClear for A$25 million and we now consolidate 100% of TelstraClear's results. Revenue for the full year in fiscal 2003 was A$548 million and TelstraClear made a loss for fiscal 2003 of A$123 million.

TelstraClear improved its revenues in fiscal 2003, particularly in data and voice products and has realised operational efficiencies, achieved merger benefits and gained favourable regulatory outcomes with regards to wholesale purchasing.

New Zealand is a strategically important market for our trans-Tasman customers and this acquisition enables TelstraClear and Telstra to work together to provide customers on both sides of the Tasman with seamless communication and information technology solutions. The ability to do so was instrumental in winning a 5 year contract in fiscal 2002 with the National Australia Bank and Bank of New Zealand to provide outsourcing solutions of this nature.

Liquidity and capital resources

Capitalisation

Table 27 shows our capitalisation in accordance with Australian GAAP as at 30 June 2003.

Table 27 - Capitalisation
-------------------------------------------------------------------------------
                                                             As at 30 June 2003
                                                               (in millions)
                                                                A$     US$/(1)/
-------------------------------------------------------------------------------
Cash......................................................     1,300        871
                                                             ------------------
Short-term debt/(2)/......................................     1,313        880
                                                             ------------------
Long-term debt
   Telecom/Telstra bonds (unsecured)......................     2,403      1,610
   Loans(unsecured).......................................     8,403      5,630
                                                             ------------------
Total long-term debt......................................    10,806      7,240
                                                             ------------------
Shareholders' equity
   Ordinary shares (12,866,600,200 fully paid
    ordinary shares issued)/7/............................     6,433      4,310
   Reserves...............................................      (150)      (101)
   Retained earnings/(6)/.................................     9,137      6,122
   Minority interests/(3)/................................         2          2
                                                             ------------------
Total shareholders' equity/(4)/...........................    15,422     10,333
                                                             ------------------
Total capitalisation/(5)/.................................    27,541     18,452
                                                             ==================

/(1)/ Translated at the noon buying rate on 30 June 2003 of A$1.00 = US$0.67. /(2)/ Includes the current portion of long-term debt.
/(3)/ Minority interests are not classified as shareholders' equity under USGAAP.
/(4)/  Total shareholders' equity under USGAAP is A$18,025 million. Refer to note 30 of the financial statements.
/(5)/ Total capitalisation consists of short-term debt, long-term debt and shareholders' equity, including minority interests.
/(6)/ On 28/th/ August 2003, we declared a dividend of A$0.12 per ordinary share payable on 31 October 2003.
/(7)/ On 24/th/ November 2003, the Company announced the successful completion of its A$1 billion off-market share buy-back. A total of 238,230,580 shares were bought back at A$4.20 per share, representing 3.71 per cent of the Company's non Commonwealth owned issued capital. The A$4.20 buy-back price comprised a fully franked dividend of A$2.70 and a capital component of A$1.50 per share bought back. As a result of the buy-back, the number of shares outstanding has reduced to 12,628,369,620. The Commonwealth did not participate in the buy-back.

                             Telstra Corporation Limited and controlled entities


Operating and Financial Review and Prospects
--------------------------------------------------------------------------------

Cash and cash equivalents at 30 June 2003 were A$1,300 million, compared with A$1,070 million at 30 June 2002 and A$1,077 million at 30 June 2001. At 30 June 2003, our total interest bearing liabilities (debt) was A$12,555 million, with net debt of A$10,295 million, after deducting cash, other interest bearing financial assets and loans to employees.

Approximately 25% of our total debt consisted of domestic borrowings with the balance sourced from a variety of offshore markets. Our current interest bearing liabilities that mature in less than 12 months amounted to A$1,323 million, approximately 11% of our total debt. This comprised three main components, namely bills of exchange and commercial paper of A$643 million, loans of A$449 million and A$210 million of Telstra bonds maturing within the 2003 fiscal year. For a summary of the maturity profile of our debt, see note 16 to our financial statements.

We have access to A$550 million and US$200 million of committed standby bank lines. These comprise bilateral arrangements with 7 banks which fall due for renewal at various times throughout the year. In addition, we have undrawn committed syndicated bank loan facilities of A$1.25 billion and US$0.6 billion available until September 2005. We have 4 commercial paper programs with a total borrowing capacity of A$2 billion, US$4 billion, Euro 4 billion and NZ$0.25 billion (the NZ$ facility is technically unlimited but a practical limit is around NZ$0.25 billion due to the small size of the New Zealand market). In each case, we issue commercial paper through dealers on a best endeavours basis. Our commercial paper facilities are not committed and do not provide guaranteed access to funds. As at 30 June 2003, we had drawn down A$643 million of our commercial paper facilities.

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

We had negative working capital of A$77 million at 30 June 2003, A$1,855 million at 30 June 2002 and A$3,026 million at 30 June 2001.

In fiscal 2003, our negative working capital decreased largely due to a change in Australian Accounting Standards relating to provisions. In fiscal 2002, we provided A$1,415 million for dividends relating to that year but were declared after the 30 June reporting date. Under revised Australian Accounting Standards, we are unable to provide for dividends until they are declared, which occurs after the end of the fiscal year. Going forward, our final dividend payment is likely to always be made post year-end, so will affect working capital in October rather than June of each fiscal year.

In fiscal 2002, negative working capital decreased due to reductions in current borrowings and a reclassification of 7 commercial properties (land and buildings) to current assets, as they were held for sale at 30 June 2002.

Our current liabilities are typically in excess of our current assets, in common with most international telecommunications companies. We believe that our negative working capital position does not create a liquidity risk because we can delay the timing of our discretionary capital expenditure should cash inflows from our diverse customer base diminish at any point in time. Also, our standby bank lines and commercial paper programs provide us with additional sources of liquidity should the need arise.

Telstra Corporation Limited and controlled entities


Operating and Financial Review and Prospects
--------------------------------------------------------------------------------

Cash flow information

Table 28 provides information regarding our cash flows and liquidity during the three-year period.

Table 28 - Cash flow
-------------------------------------------------------------------------------
                                               Year ended 30 June
                                  2003     2002     2001   2003/2002  2002/2001
                                       (in millions)             (% change)
-------------------------------------------------------------------------------
Net cash provided by
operating activities..........     7,057   7,098    6,599       (0.6)       7.6
Net cash used in investing
activities....................    (2,492) (3,258)  (6,370)     (23.5)     (48.9)
Net cash (used in) provided
by financing activities.......    (4,317) (3,817)      94       13.1   (4,160.6)
                                -------------------------
Net increase in cash..........  A$    24  A$  23  A$   32      978.3      (92.9)
                                =========================

Net cash provided by operating activities

Our primary source of liquidity is cash generated from our operations. Net cash provided by operating activities includes interest paid and received.

During fiscal 2003, net cash provided by operating activities has decreased marginally compared to fiscal 2002. This is because in fiscal 2002 net cash from operating activities was impacted by higher interest payments from the early swap closeouts associated with early repayment of TelstraClear's bank debt and the restructure of some of Telstra's corporate debt.

Growth in revenue receipts from customers in fiscal 2003 was offset by increased supplier, employee and tax payments.

Increased receipts from customers in fiscal 2002 were partially offset by higher payments to suppliers and an increase in tax and interest payments. In fiscal 2001, an extra tax instalment of A$274 million was paid as a result of the introduction of the new tax system. Additionally, we incurred increased interest payments relating to the funding of our investments in CSL and the PCCW convertible note. These increased cash outflows and increased payments to suppliers and employees largely offset the increased receipts from customers in fiscal 2001 compared to fiscal 2002.

Net cash used in investing activities

Net cash used in investing activities represents amounts paid for capital assets, trademarks, licences and investments, offset by cash receipts from the sale of capital assets and investments. During the three-year period we committed a substantial amount of capital and other resources to upgrade and rationalise our network infrastructure and improve a number of our systems. However, the level of capital expenditure has declined over the three-year period.

We also invested resources in investments during the three-year period, particularly in fiscal 2001, when we acquired 60% of CSL.

                             Telstra Corporation Limited and controlled entities


Operating and Financial Review and Prospects
--------------------------------------------------------------------------------

Table 29 - Net cash used in investing activities

----------------------------------------------------------------------------------------------------------
                                                                      Year ended 30 June
                                                      2003       2002       2001     2003/2002   2002/2001
                                                            (in millions)                 (% change)
----------------------------------------------------------------------------------------------------------
Switching........................................        376        661        735       (43.1)      (10.1)
Transmission.....................................        378        416        429        (9.1)       (3.0)
Customer access network..........................        959        929       1004         3.2        (7.5)
Mobile telecommunications networks...............        449        255        390        76.1       (34.6)
International infrastructure.....................        193        233        172       (17.2)       35.5
Capitalised software.............................        555        559        737        (0.7)      (24.2)
Other items......................................        454        553        677       (17.9)      (18.3)
                                                    ------------------------------
Sub total capital expenditure....................      3,364      3,606      4,144        (6.7)      (13.0)
Less: Capitalised interest.......................       (105)      (115)      (108)       (8.7)        6.5
                                                    ------------------------------
Capital expenditure (excluding capitalised
interest)........................................      3,259      3,491      4,036        (6.6)      (13.5)
Add: patents, trademarks and licences
(including 3G spectrum)..........................          2         --        332          --
Add: investments.................................         71        171      3,236       (58.5)      (94.7)
                                                    ------------------------------
Capital expenditure (excluding capitalised
interest) and investments........................      3,332      3,662      7,604        (9.0)      (51.8)
Sale of capital equipment, investments and
other property, plant and equipment..............       (840)      (404)    (1,234)      107.9       (67.3)
                                                    ------------------------------
Net cash used in investing activities............   A$ 2,492   A$ 3,258   A$ 6,370       (23.5)      (48.9)
                                                    ==============================
Capital expenditure (including interest and
patents, trademarks and licences) and
investments......................................   A$ 3,437   A$ 3,777   A$ 7,712        (9.0)      (51.0)
                                                    ==============================

In fiscal 2003, our capital expenditure decreased in most areas compared to fiscal 2002, with the exception of expenditure on our mobile telecommunications network. The general decrease is due to our continued tight control over capital expenditure programs as a result of improved processes. The key areas of movement in capital expenditure for fiscal 2003 compared to fiscal 2002 were:

     . lower domestic switching expenditure due to productivity gains from the use of higher capacity equipment installed to reduce unit costs together with reduced demand for traditional switched network services as customers shift to newer broadband related products; and

     . lower international capital expenditure due to the expiration of our Vietnam BCC contract in fiscal 2003.

These were partially offset by:

     . increased expenditure from the continuing rollout of new CDMA into all Australian capital cities;

     . increased expenditure on Government sponsored programs such as untimed local call tender and expansion in the coverage of the GSM network; and

     . increased Customer Access Network (CAN) expenditure for the ADSL rollout and for the establishment of a proactive rehabilitation program for the minor rural segment.

In fiscal 2003, we made fewer payments for investments, with our primary expenditure being on equity injections into FOXTEL of A$50 million and the acquisition of the remaining 42% of TelstraClear for A$25 million. We also did not receive any significant receipts for sales of investments, with the majority of our proceeds of A$840 million coming from the sale of commercial properties.

Telstra Corporation Limited and controlled entities


Operating and Financial Review and Prospects
--------------------------------------------------------------------------------

In fiscal 2002, our capital expenditure and investment spending decreased significantly following an increase in fiscal 2001. The key movements in fiscal 2002 compared to fiscal 2001 were:

     .  our investment in CSL in fiscal 2001;

     . continued decreases in capital expenditure, as the level of activity on rehabilitation of our customer access network declined from its peak in fiscal 2000, and the rollout of our CDMA digital mobile network neared completion. This trend has continued over the three-year period;

     .  our purchase of a 3G spectrum licence for A$302 million in fiscal 2001;
        and

     . increased spending on capitalised software in fiscal 2001, reflecting the higher level of activity on systems to support new products and services, such as ADSL.

Our proceeds on sale of capital assets and investments was impacted in fiscal 2001 by:

     . the sale of our global wholesale business and certain controlled entities to REACH. We received cash and shares in REACH as consideration for the sale;

     .  the sale of our shares in Computershare; and

     .  the sale and leaseback of our midrange IT equipment.

Over the three-year period our principal cash investments included:

     . A$25 million equity contribution to TelstraSaturn (later combined with CLEAR Communications and renamed TelstraClear), followed by A$40 million for the acquisition of an additional 8.43% interest in TelstraClear in fiscal 2002, compared to A$39 million in fiscal 2001;

     . additional investments in FOXTEL of A$50 million in fiscal 2003, A$42 million in fiscal 2002 and A$46 million in fiscal 2001;

     .  A$17 million to acquire 100% of CitySearch(R) in fiscal 2002;

     . net A$3,045 million to acquire a 60% interest in CSL in fiscal 2001. We acquired the remaining 40% in a non-cash transaction in June 2002; and

     . A$40 million equity contribution to Australia-Japan Cable in fiscal 2002, compared to A$11 million in 2001.

We expect to incur future capital expenditure in the following areas:

     . meeting on-going customer demand for existing products and services, whilst ensuring service levels are maintained or improved;

     . developing new products and services to meet the changing needs of our customers;

     .  asset lifecycle management;

     . providing additional coverage and depth on our digital GSM and CDMA mobile networks including further 1xRTT rollout;

     .  upgrading our customer access network;

     . further developing of our broadband and online infrastructure to meet future growth;

                             Telstra Corporation Limited and controlled entities


Operating and Financial Review and Prospects
--------------------------------------------------------------------------------

     .  providing telecommunications services to rural and remote areas;

     . internal business support infrastructure to ensure continued productivity improvements, operational efficiencies and customer relationship process improvements; and

     . investment in or acquisition of enterprises that complement and fit with our growth strategies.

We expect that our cash flow from operating activities and available borrowings will be sufficient to meet our anticipated capital expenditure and investment requirements.

Net cash provided by (used in) financing activities

In fiscal 2003 and 2002, we experienced net outflows from financing activities of A$4.3 billion and A$3.8 billion respectively, compared with an inflow from financing activities of A$94 million in fiscal 2001.

In fiscal 2003 and 2002, we utilised operating cash flows to reduce the level of our external borrowings, which had increased in fiscal 2001 to fund our investments in Asia. Refer to the 'Capital resources' section below for details of our financing and debt balances.

Contractual obligations and commercial commitments

Expenditure commitments

In the ordinary course of business we enter into long-term agreements for the supply of products and services to support our business needs. Whilst the liability under these agreements only arises on supply, we have a commitment to acquire the particular products and services.

Table 30 - Expenditure commitments at 30 June 2003

--------------------------------------------------------------------------------------------------------------------------------
                                                                Amount of commitment expiration per period
                                               Total                              Within
                                              Amounts    Within      Within     2 - 3 years      Within      Within      After
                                             Committed   1 year   1 - 2 years  (in millions)  3 - 4 years  4 - 5 years  5 years
--------------------------------------------------------------------------------------------------------------------------------
Capital commitments in relation to:
Software developed for internal use........        553       157          129            127          140           --        --
Other capital expenditure..................        248       209           39             --           --           --        --
                                             -----------------------------------------------------------------------------------
Total capital expenditure commitments......        801       366          168            127          140           --        --
Expenditure commitments in relation to:
Non-cancellable operating leases...........      1,300       251          174            144          130          114       487
Finance leases.............................         20        20           --             --           --           --        --
FOXTEL Minimum Subscriber Guarantees.......      2,209       193          194            174          163          133     1,352
Information technology services............      1,310       399          306            297          308           --        --
Other expenditure commitments..............        722       328           82             50           44           23       195
                                             -----------------------------------------------------------------------------------
Total expenditure commitments, including
capital expenditure commitments............  A$  6,362  A$ 1,557  A$      924  A$        792  A$      785  A$      270  A$ 2,034
                                             ===================================================================================

Our software development expenditure commitments predominantly relate to a two-part agreement for a period of 10-years from 30 June 1998 entered into with our previously associated entity, IBM GSA, in relation to amounts to be spent on the development of software assets for our internal use. The total remaining commitment as at 30 June 2003 under this agreement was A$507 million.

The other part of the IBM GSA agreement relates to the acquisition of information technology services from them. The total remaining commitment as at 30 June 2003 under this agreement was A$1,089 million, which is included in total Information Technology services commitments shown above.

Telstra Corporation Limited and controlled entities


Operating and Financial Review and Prospects
--------------------------------------------------------------------------------

On 5 September 2003, we completed the sale of our interest in IBM GSA (see "Related Party Transactions - IBM GSA" for further details). As part of the sale agreement, we have been released from our commitment to IBM GSA of A$1,596 million at a cost of A$130 million.

Other capital expenditure commitments predominantly relate to expenditure to which we have committed with external parties for building and improving our networks and enhancing our network software.

Our non-cancellable operating lease commitments relate to lease agreements we have entered into for the following purposes:

     . rental of land and buildings, over an average term of 7 years, in particular entering into operating leases over 7 commercial properties sold during fiscal 2003;

     . rental of motor vehicles, caravan huts and trailers and mechanical aids over an average term of between 4 and 12 years, depending on the type of vehicle; and

     . rental of personal computers and related equipment over an average term of 3 years.

In addition to these non-cancellable operating leases, we also have commitments under cancellable operating leases of A$471 million. These leases relate mainly to the lease of IT equipment, motor vehicles and leased assets used in the supply of desktop services to our customers by TES.

Our finance lease commitments relate to:

     . leases of communications exchange equipment, with an average term of 13 years; and

     . leases of computer mainframes and associated equipment, with an average term of 3 years.

The FOXTEL minimum subscriber guarantee expenditure commitments relate to our 50% share of the FOXTEL partnership's commitment to acquire subscription television programming that is subject to minimum subscriber guarantee levels. These minimum subscriber payments fluctuate in accordance with price escalation/reduction formulas contained in the agreements.

The FOXTEL minimum subscriber guarantee commitments increased in fiscal 2002, largely due to an arrangement entered into by FOXTEL under which it has increased its minimum subscriber guarantee commitments under a new perpetual subscription television programming agreement for Foxsports. The effect of this has been to increase our share of the FOXTEL minimum subscriber guarantee commitments by approximately A$44 million per annum over the next 25 years from 2002.

On 1 December 2002, FOXTEL entered an unconditional content supply agreement with Optus that allowed Optus to provide a number of FOXTEL pay TV channels over the Optus cable network. Under this agreement, FOXTEL assumes some of Optus' financial obligations under its movie and other content arrangement. This added A$160 million to our commitments.

We have also undertaken commitments of an extra A$419 million in fiscal 2003 relating to increased satellite capacity to meet growing digital television requirements.

Due to the joint and several nature of the FOXTEL partnership agreements, we are contingently liable to the extent of our FOXTEL partners' share of these commitments should FOXTEL and/or the other FOXTEL partners default on their payment obligations under these agreements.

                             Telstra Corporation Limited and controlled entities


Operating and Financial Review and Prospects
--------------------------------------------------------------------------------

Our other expenditure commitments include the following items:

     . expenditure commitments of A$249 million over the next 14 years in relation to CSL's acquisition of a new 3G spectrum license in October 2001;

     . commitments for general maintenance and other expenditure in our wireless and wireline area of A$320 million;

     . guaranteed commissions payable to mobile phone dealers until December 2004 of A$50 million; and

     .  commitments relating to naming rights of A$40 million.

Off Balance Sheet Arrangements

Indemnities, performance guarantees and financial support

As at 30 June 2003, we have provided a number of indemnities, performance guarantees and financial support through the Telstra Entity. The features and counterparties involved in these are disclosed in detail in note 21 to our financial statements.

Derivative contracts

We maintain a portfolio of derivative contracts to enable us to manage risks of the business, the nature of which are interest rate swaps, interest rate futures and cross currency swaps.

The nature, business purpose and importance of these contracts is discussed in note 29 to our financial statements.

Share Trusts

In January 2003, the FASB issued Interpretation No. 46 (FIN 46), "Consolidation of Variable Interest Entities". FIN 46 requires a beneficiary to consolidate a variable interest entity if it is the primary beneficiary of that entity. The primary beneficiary is defined as having a variable interest in a variable interest entity that will absorb a majority of the entity's expected losses if they occur, receive a majority of the entity's expected residual returns if they occur, or both.

We own 100% of the equity of Telstra ESOP Trustee Pty Ltd and Telstra Growthshare Pty Ltd, the corporate trustees for the Telstra Employee Share Ownership Plan Trust (TESOP97), the Telstra Employee Share Ownership Plan Trust II (TESOP99) and the Telstra Growthshare Trust. Under AGAAP we do not consolidate or equity account these trusts as we do not control or significantly influence the trusts. Refer to note 1 and note 24 to our financial statements for further information.

TESOP97, TESOP99 and the Telstra Growthshare Trust are considered to be variable interest entities under FIN 46. Our maximum potential exposure to loss as a result of our involvement with TESOP97, TESOP99 and the Telstra Growthshare Trust at 30 June 2003 is $88 million. We are currently determining whether we are the primary beneficiary of the trusts. We are also still in the process of considering other potential variable interest entities. Management have not yet determined the full impact, if any, the adoption of FIN 46 on 1 July 2003 will have on our financial position, results of operations or cash flows.

Superannuation Commitments

Please refer to note 22 to our financial statements for our commitments and exposures in regard to superannuation schemes held for our employees in Australia and internationally.

Telstra Corporation Limited and controlled entities


Operating and Financial Review and Prospects
--------------------------------------------------------------------------------

Property Leases

Seven commercial properties were sold during fiscal 2003 for sales proceeds of A$570 million. Operating leases were taken out over those properties, see table 30 Expenditure Commitments.

Related party transactions

The following discussion summarises our significant transactions with related parties, other than our controlled entities. For further discussion refer to note 27 to our financial statements.

REACH

In February 2001, we formed REACH, a 50:50 joint venture with PCCW, which merged our respective international infrastructure assets. REACH provides wholesale voice, data and internet connectivity services in the Asia-Pacific region. On the sale of our global wholesale business, including certain controlled entities, to REACH in fiscal 2001 we recognised 50% of the profit on the sale (A$852 million) and the balance was deferred to be recognised over 20 years.

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

PCCW and we have been substantial acquirers of cross-border connectivity services supplied by REACH. We expect to continue to require these services to support our domestic businesses. Without access to these services we would potentially have short to medium term vulnerability.

PCCW and we have focused on expanding the market and product opportunities for bandwidth and have entered into further arrangements whereby we have committed to substantial outgoing purchase levels to the end of December 2007.

On 15 April 2003, we and PCCW entered into capacity prepurchase arrangements with REACH and certain of its subsidiaries whereby we and PCCW each contributed US$143 million for the prepurchase of capacity to be used in the future. The payments (which will be compounded to reflect the time value of money) are to be applied against the cost of the services and capacity supplied to us and PCCW by REACH as and when REACH has available surplus cash in accordance with a prescribed formula. Until REACH has such available surplus cash, Telstra will continue to purchase capacity from REACH as required for its operations. REACH's prices under these arrangements have been adjusted to levels we believe are in line with current market prices. These arrangements have regard to our future capacity needs and opportunities for growth.

During the three-year period, our purchases from REACH were A$506 million in fiscal 2003, A$788 million in fiscal 2002, and A$311 million for 5 months in fiscal 2001. These amounts were for both the purchase of, and entitlement to, capacity and connectivity services. These purchases were made on normal commercial terms and conditions. We made sales to REACH for international inbound call termination services, construction and consultancy of A$109 million in fiscal 2003, A$115 million in fiscal 2002 and A$75 million for the 5 months ended 30 June 2001.

In fiscal 2003, we wrote down our investment in REACH by A$965 million to nil and suspended equity accounting. The write down occurred due to depressed conditions in the global market for international internet capacity resulting in high levels of excess capacity, intense price competition and lower than expected traffic volumes.

                             Telstra Corporation Limited and controlled entities


Operating and Financial Review and Prospects
--------------------------------------------------------------------------------

FOXTEL

FOXTEL, our 50% owned subscription television joint venture, uses capacity on our HFC cable network. As part of the partnership arrangements, we are the exclusive long-term supplier of cable distribution services for FOXTEL's subscription television services in our cabled areas and we receive a share of FOXTEL's cable subscription television revenues. Further details about our arrangements with FOXTEL are included in the "Information on the Company" section of this annual report under the heading of "Subscription television".

IBM GSA

We held a 22.6% interest in IBM GSA over the three-year period. On 5 September 2003, we completed the sale of our interest to IBM for A$153.5 million. For the period of our ownership, we outsourced our data centre operations and a proportion of our applications maintenance and enhancement activities to IBM GSA. Revenue from the sale of our investment in IBM GSA amounted to A$154 million resulting in a net profit before income tax expense of A$149 million which will be recognised in fiscal 2004. We also modified a 10 year contract with IBM GSA to provide information technology services. The modification will result in an expense of A$130 million being recognised in fiscal 2004.

Research and development

Our research and development activities cover diverse areas of our business and focus on developing new competitive products for our customers.

Licensed telecommunications carriers in Australia have a responsibility for maintaining and implementing plans for the development of the Australian telecommunications supply and information industries. This annual plan is referred to as the Industry Development Plan and includes our planned research and development activities. Each year, the amount we report to the Government under our Industry Development plan includes amounts expensed in the statement of financial performance and amounts capitalised into software and infrastructure assets. Items reported include:

     . research and development carried out directly by Telstra in our research laboratories;

     . research and development expenditure contracted out by Telstra, for which the resultant IP is owned by the contractor;

     . research and development expenditure incurred in the development of certain software; and

     .  support and other research and development expenditures.

For the purposes of this annual report, we estimate the amount of research and development expenditure incurred over the past year. The amount of the actual spending is not determined until the following December of each fiscal year. For fiscal 2001 spending based on the above classification was estimated to be A$217 million and the actual amount determined in December 2001 was consistent with this. For fiscal 2002, we estimated spending of A$160 million, which later was determined to be A$170 million. For fiscal 2003, we are estimating we have spent A$187 million.

We included research and development operational expenses in our statement of financial performance of A$41 million in fiscal 2003, A$28 million in fiscal 2002 and A$29 million in fiscal 2001. These amounts do not include items we capitalise to software developed for internal use and include only expensed amounts.

Telstra Corporation Limited and controlled entities


Operating and Financial Review and Prospects
--------------------------------------------------------------------------------

Segment information

Our business is organised and managed by business unit as described under "Information on the Company - Organisational structure".

As at 30 June 2002, the following qualified as reportable segments under Australian Accounting Standard AASB 1005 "Segment Reporting" and US Statement of Financial Accounting Standards No. 131:

     .  Telstra Retail;
     .  Telstra Mobile;
     .  Telstra International;
     .  Infrastructure Services; and
     .  Telstra Wholesale.

During fiscal 2003, we re-organised our business and restructured several of our reportable segments - Telstra Retail, Telstra Mobile and Telstra Country Wide. The scope of Telstra Country Wide was increased and two new groups were formed - Telstra Consumer and Marketing and Telstra Business and Government. We also established a new group called Telstra Broadband & Media Group. This is not yet a reportable segment as defined in AASB 1005, so is included in "Other". Our reportable segments at 30 June 2003 were:

     .  Telstra Consumer and Marketing;
     .  Telstra Country Wide;
     .  Telstra Business and Government;
     .  Telstra International;
     .  Infrastructure Services; and
     .  Telstra Wholesale.

Our analysis of results by segment

There has been extensive changes made to our customer base with all of the customers from the former Telstra Retail and Telstra Mobile segments reorganised into Telstra Business and Government, Telstra Consumer and Marketing and Telstra Country Wide. For these segments we are unable to reconstruct our segment reporting for fiscal 2002 and 2001 to be on the same basis as our reporting for fiscal 2003. We are also unable to reconstruct our segments for fiscal 2003 to be on the same basis as for fiscal 2002 and 2001. We have therefore discussed the performance of each new segment separately. Telstra International, Infrastructure Services and Telstra Wholesale have, for the most part, remained consistent and can be meaningfully compared year on year. A detailed discussion and analysis of the changes in our operating revenue in each of our major product groups and our principal operating expense categories, is provided in "Operating revenue" and "Operating expenses" respectively.

                             Telstra Corporation Limited and controlled entities


Operating and Financial Review and Prospects
--------------------------------------------------------------------------------

Table 31 provides a summary of our revenue and earnings or loss before interest and income tax for each of our business segments. For more information on our business segment results, including intersegment revenues, see note 5 to our financial statements.

Table 31 - Segment summary data

-----------------------------------------------------------------------------------------------------------------------
                                                                                  Year ended 30 June
                                                            2003          2002          2001      2003/2002   2002/2001
                                                                     (in millions)                     (% change)
------------------------------------------------------------------------------------------------  ---------------------
Sales revenue from external customers
Telstra Consumer and Marketing.......................         5,514             --            --          --         --
Telstra Country Wide.................................         5,031             --            --          --         --
Telstra Business and Government......................         4,520             --            --          --         --
Telstra Retail.......................................            --         12,560        11,620          --        8.1
Telstra Mobile.......................................            --          3,501         3,144          --       11.4
Telstra International................................         1,471          1,497         1,208        (1.7)      23.9
Infrastructure Services..............................           256            253           282         1.2      (10.3)
Telstra Wholesale....................................         2,370          2,334         2,410         1.5       (3.2)
Other/(2)/...........................................         1,333             67            67      1889.6         --
Eliminations.........................................            --            (16)          (52)         --       69.2
                                                         ---------------------------------------
Total sales revenue..................................      A$20,495       A$20,196      A$18,679         1.5        8.1
                                                         ---------------------------------------
Earnings (loss) before interest and
income tax expense (EBIT)/(1)/
Telstra Consumer and Marketing/(3)/..................         3,096             --            --          --         --
Telstra Country Wide/3)/.............................         4,931             --            --          --         --
Telstra Business and Government/(3)/.................         3,440             --            --          --         --
Telstra International................................          (955)           (56)           25      1605.4     (324.0)
Telstra Retail.......................................            --          7,278         6,747          --        7.9
Telstra Mobile.......................................            --          1,542         1,329          --       16.0
Infrastructure Services..............................        (1,220)        (1,371)       (1,209)       11.0      (13.4)
Telstra Wholesale....................................         1,628          2,076         2,119       (21.6)      (2.0)
Other/(2)/...........................................        (3,403)        (4,275)       (2,765)      (19.2)     (54.6)
Eliminations.........................................        (1,794)         1,022           717      (270.5)      42.5
                                                         ---------------------------------------
Total earnings before interest and income
tax expense (EBIT)...................................    A$   5,723  A$      6,216  A$     6,963        (7.9)     (10.7)
                                                         ---------------------------------------
----------

<F1>
/(1)/ Most internal charges between business segments are charged on a direct cost recovery basis. EBIT reflects both internal and external charges.
<F2>
/(2)/ Other sales revenue includes primarily revenue earned by Telstra Broadband and Media Group and proceeds from the sale of seven office properties. Other EBIT result mainly includes, in addition to these, Telstra Technology and the Asset Accounting Group which centrally manages all of the Telstra Entity's fixed assets, including network assets.
<F3>
/(3)/ These segment results do not reflect actual segment results achieved due to the majority of costs of goods and services associated with sales revenues for all three of these segments being allocated totally to the Telstra Consumer and Marketing segment. This allocation reflects management's accountability framework and internal reporting system.

Telstra Consumer and Marketing

In fiscal 2003, Telstra Consumer and Marketing was created. It is made up of parts of the former Telstra Retail segment and parts of the former Telstra Mobile segment. Telstra Consumer and Marketing is responsible for serving metropolitan consumer and small business customers with our full range of products and services including fixed, wireless and data, the overall management of Telstra's brands, advertising and sponsorships, the management of fixed and mobile products and implementing our product bundling initiatives.

Telstra Corporation Limited and controlled entities


Operating and Financial Review and Prospects
--------------------------------------------------------------------------------

Telstra Consumer and Marketing reported revenue of A$5,514 million and earnings before interest and tax of A$3,096 million (subject to footnote 3 of table 31 above) in fiscal 2003. As this is a new segment, we are unable to compare revenue and earnings before interest and tax to prior years.

Telstra Country Wide

In fiscal 2003, the Telstra Country Wide segment was created from its original basis as part of the former Telstra Retail segment and added parts of the former Telstra Mobile and Telstra Retail segments. Telstra Country Wide is responsible for providing telecommunications services to customers in outer metropolitan, regional, rural and remote parts of Australia.

Sales revenue in fiscal 2003 comprised revenue from basic access, local calls, national and international long distance, fixed to mobile calls, data and text services, inbound calling products and internet and web hosting products for Telstra Country Wide customers.

Telstra Country Wide revenues and earnings cannot be compared to that of fiscal 2002 due to significant changes in the composition of the segment, however over the fiscal 2003 period Telstra Country Wide achieved strong fixed to mobile revenue, STD revenue and in BigPond(TM) Home revenue.

Telstra Business and Government

Telstra Business and Government, which has been formed out of part of the former Telstra Retail segment and part of the Telstra Mobile segment, is responsible for serving our corporate, medium enterprise and Government customers with the full range of Telstra products and services of interest to this group of customers. It also includes Customer Care and product management groups.

Sales revenue for Telstra Business and Government totalled A$4,520 million in fiscal 2003 and was made up of revenue basic access, local calls, PSTN value added services, national long distance calls, fixed-to-mobile calls, international telephone services, mobile services & terminals, data and internet services, internet and IP solutions, ISDN access and calls, solutions management, inbound calling products, and customer premises equipment (CPE). Earnings before interest and tax for Telstra Business and Government for fiscal 2003 was A$3,440 million (subject to footnote 3 of table 31 above). As this is a new segment we are unable to compare revenue and earnings before interest and tax to prior years.

Telstra Retail

In fiscal 2001 and 2002, Telstra Retail was responsible for our residential, business and Government customers, other than wholesale services which were and continue to be provided by Telstra Wholesale and mobile services which were provided by Telstra Mobile. This segment no longer exists and has been divided into the three new segments.

Telstra Retail sales revenue was made up of revenue from basic access, local calls, national long distance calls, fixed-to-mobile calls, international telephone services, data and internet services, solutions management, inbound calling products, CPE and directory services. In fiscal 2001, we reduced Telstra Retail sales revenue by A$745 million to reflect the adoption of SAB 101. In addition to the impact of re-balancing initiatives and competition Telstra Retail sales revenue in fiscal 2001 was also impacted by the absorption of the impact of GST on some of our local call prices following its introduction in July 2000.

Excluding these one-off items we achieved modest revenue growth in Telstra Retail sales revenue in fiscal 2002, following a slight decrease in fiscal 2001, in an environment of ongoing price re-balancing initiatives and competition. Our basic access revenue has increased and our local call revenue, national long distance call revenue and international telephone services revenue has decreased.

                             Telstra Corporation Limited and controlled entities


Operating and Financial Review and Prospects
--------------------------------------------------------------------------------

Over the fiscal 2001 and fiscal 2002 period we achieved solid growth in fixed-to-mobile revenue, due to increased call volumes and growth in the number of users of mobile phones and continued growth in Telstra BigPond(TM) internet related revenue.

Telstra Retail earnings before interest and income tax expense increased in fiscal 2002 and decreased in fiscal 2001. In fiscal 2001 earnings before interest and tax in this segment was impacted by:

     . the SAB 101 net cumulative adjustment of A$205 million recorded in fiscal 2001; and

     . the profit on sale of our investment in Computershare Limited, of A$245 million.

Telstra Mobile

In fiscal 2001 and 2002, Telstra Mobile was responsible for our mobile and wireless networks and associated systems within Australia and all mobile retail sales and after sales support, mobile customer service, mobile product development and mobile pricing. This segment no longer exists and has been divided into the three new segments.

Telstra Mobile sales revenue included revenue from mobile goods and services. This segment is separately discussed in "Operating revenue - Mobile goods and services".

In fiscal 2001, we reduced Telstra Mobile sales revenue by A$34 million to reflect the adoption of SAB 101. Mobile services revenue has increased during the three-year period, driven by:

     .  increases in the number of mobile SIOs;

     .  increased minutes of use; and

     . solid growth in value-added services, such as international roaming and mobile data, such as our SMS.

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

Telstra Mobile earnings before interest and income tax expense grew by 16% in fiscal 2002, with solid growth in sales revenue, yet lower expense growth. Our expenses decreased with the reduction in handset subsidies, however this was offset in part by increases in:

     . charges associated with mobile calls terminating on other carriers' networks, due to increased traffic; and

     . higher labour costs driven by increased staff numbers, in response to increasing SIOs and wage increases.

Fiscal 2001 earnings before interest and income tax expense grew by 9.9% after revenue growth was partly offset by increased costs, including:

     .  directly variable costs associated with service contracts;

     . labour costs driven by increased staff in response to growth in SIO and increasing specialised product development needs; and

     . payments to other carriers associated with increased international roaming activity.

Telstra Corporation Limited and controlled entities


Operating and Financial Review and Prospects
--------------------------------------------------------------------------------

Telstra International

Telstra International is responsible for evaluating offshore business opportunities to enhance Telstra's long term growth as well as managing our existing investments overseas.

Telstra International sales revenue declined 1.7% for fiscal 2003 due mainly to adverse currency movements as well as our exit from a number of offshore controlled entities and operations including Mobitel, East Timor and the Business Co-operation Contract in Vietnam. This was partly offset by the effect of consolidating TelstraClear's operating result for the first full fiscal year. In fiscal year 2002, Telstra's reported results in respect of TelstraClear comprised the equity accounted result of TelstraSaturn for the 5 months to November 2001 and the consolidated result of TelstraClear for the remaining 7 months. This was one of the major reasons for the 23.9% increase in sales revenue from fiscal 2001 to 2002, along with inclusion of a full year of consolidated revenue from CSL, compared with only 5 months in fiscal 2001.

Telstra International earnings before interest and income tax expense declined in fiscal 2003 due mainly to the decision to write down the carrying value of our investment in REACH to zero effective 31 December 2002. As a consequence, we have suspended equity accounting of REACH's operating result in Telstra's accounts. The net loss of A$946 million reflects our share of REACH's equity accounted result for the 6 months to December 2002 and the net accounting effect of the write down in the investment.

Excluding REACH, fiscal 2003 earnings before interest and taxes improved by A$47 million largely due to a solid result from CSL as well as a strong performance from TelstraClear which was consolidated for the full fiscal 2003 year. Despite the adversity of the Hong Kong mobile price war and the outbreak of SARS, CSL reported a favourable increase in fiscal 2003 earnings before interest and taxes through taking prompt actions to reduce variable and discretionary costs to address the revenue shortfall. Its result also included a favourable currency gain. Strong financial discipline around cost and capital expenditure has facilitated the improvement in TelstraClear's overall performance.

In fiscal 2002, earnings before interest and taxes benefited from improved performance from CSL and other international entities, however this was offset by restructuring costs incurred in the merger of our New Zealand joint venture TelstraSaturn with CLEAR Communications in December 2001.

Earnings before interest and taxes in fiscal 2001 were impacted by the sale of our global wholesale business to REACH in February 2001. Fiscal 2001 earnings before interest and tax included 5 months of profits from our global wholesale business, compared with a full year in fiscal 2000. In fiscal 2002 we have recorded our share of the equity accounted profits of REACH, which now owns this business.

In fiscal 2001, this segment was also impacted by the profit on sale of our global wholesale business of A$852 million and the write-down of our investment in CSL by A$999 million.

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

                             Telstra Corporation Limited and controlled entities


Operating and Financial Review and Prospects
--------------------------------------------------------------------------------

Infrastructure Services sales revenue increased marginally in 2003 after it fell by 10.3% in fiscal 2002. Sales revenue principally includes consolidated revenues from NDC that have been affected by a generally weaker market for construction activity. In fiscal 2003, the effects of the weak market were offset by an improvement in cable recovery and maintenance related to non-NDC activity. Sales revenue was heavily impacted by the weak market in 2002 without much effect of such mitigating improvements in other areas of the business.

Infrastructure Services earnings before interest and income tax expense is negative as this segment does not recover all costs it incurs on behalf of other segments. In fiscal 2002 NDC restructuring costs and lower revenues, offset in part by cost containment efforts, impacted earnings before interest and tax. Labour expense excluding restructuring costs have been reduced, commercial contract costs have fallen with the weaker market for construction activity and discretionary spending is lower due to improved cost management. In fiscal 2003, there were further decreases in labour costs, and operating expenses due to reduced activity. There was also a decrease in charges from other parts of the business due to a change in the way costs are recovered.

Telstra Wholesale

During fiscal 2002, Telstra Wholesale was separated from the fiscal 2001 segment Infrastructure Services and Wholesale. Telstra Wholesale provides wholesale products and services to the Australian domestic market. It provides a wide range of products and services including fixed, wireless, data and internet, transmission and IP, interconnection, access to our network facilities and retail/rebill products.

Telstra Wholesale sales revenue is made up of revenue from our intercarrier services, wholesale broadband, data and internet services, basic local services, national long distance call revenue and mobile services revenue. Wholesale revenue increased by 1% in fiscal 2003. It should be noted that this increase is attributed to the migration of approximately 550 ISPs from Telstra Retail to the wholesale channel during the year. Excluding the impact of this transfer, external revenue was flat year on year which is generally indicative of the current telecommunication industry and the wholesale market in particular.

Fiscal 2003 saw a continuation of re-balancing initiatives and commercial negotiations which reduced prices across all wholesale revenue categories, whilst increasing basic access revenues.

Wholesale intercarrier services revenue grew by 4% in fiscal 2003. Continued SMS interconnect revenue growth and mobile interconnection volumes, driven by mobile substitution and growth in the overall mobile market, was partially offset by reduced yields for these products. Revenue streams from a number of other transmission products were significantly impacted by aggressive price competition as we now face a period of excess capacity resulting from the infrastructure over-build that occurred in prior years.

Broadband, data and internet services revenue showed quite explosive growth driven by wholesale DSL offerings. The number of wholesale services in operation grew from 25,000 at the start of fiscal 2003 to in excess of 120,000 by year-end.

In fiscal 2002, continued implementation of re-balancing initiatives and commercial negotiations reduced prices across all wholesale revenue categories, whilst increasing basic access revenues. Combined with re-balancing initiatives, the collapse of One.Tel contributed to lower local call resale, national long distance, international and inbound calling revenues in this segment in fiscal 2002.

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

Telstra Corporation Limited and controlled entities


Operating and Financial Review and Prospects
--------------------------------------------------------------------------------

Telstra Wholesale earnings before interest and income tax expense fell by 21.6% in fiscal 2003. This reduction was attributable to a change in relation to inter business unit transfer pricing. Until fiscal 2003 Telstra Wholesale transferred Intercarrier termination payments to the retail business units to match to their customer revenue streams. This practice was discontinued in fiscal 2003 with the expense remaining in Telstra Wholesale accounts.

Excluding the impact of this treatment, Telstra Wholesale earnings before interest and taxes actually improved by 4%. With revenue flat year on year, this improvement was predominantly due to the reduction in carrier outpayments in fiscal 2003. These price reductions were commercially negotiated and in line with the regulators pricing principles and undertakings.

Earnings before interest and taxes fell by 2% in fiscal 2002, largely due to the reduction in sales revenue in this segment.

In fiscal 2001, earnings before interest and taxes was impacted by increased network payments to other carriers, as a result of higher volumes of outgoing calls terminating on other carriers' networks and increased interconnect rates. These increased payments were somewhat reversed in fiscal 2002 by decreasing interconnect rates, with network payments decreasing in fiscal 2002 compared to fiscal 2001.

                             Telstra Corporation Limited and controlled entities


Directors, Management and Employees
--------------------------------------------------------------------------------

Directors

As at 10 December 2003, our directors were as follows:

--------------------------------------------------------------------------------
                                                      Year of
                                                      initial       Year last
Name                        Age      Position       appointment  re-elected/(1)/
--------------------------------------------------------------------------------
Robert C Mansfield           52  Chairman              1999           2002
John T Ralph                 71  Deputy Chairman       1996           2003
Zygmunt E Switkowski/(2)/    55  Chief Executive
                                 Officer and
                                 Managing Director     1999             --
Samuel H Chisholm            64  Director              2000           2002
Anthony J Clark              64  Director              1996           2002
John E Fletcher              52  Director              2000           2003
Belinda J Hutchinson         50  Director              2001             --
Catherine B Livingstone      48  Director              2000           2002
Charles Macek                56  Director              2001             --
Donald G McGauchie           53  Director              1998           2003
William A Owens              63  Director              2001             --
John W Stocker               58  Director              1996           2003

----------
/(1)/ Other than the Chief Executive Officer, one third of directors are subject to re-election by rotation each year.
/(2)/ On 27 August 2003, the Telstra board of directors re-appointed the Chief Executive Officer, Zygmunt E Switkowski, for a further term until 31 December 2007.

A brief biography for each of the directors as at 10 December 2003 is presented below.

Robert C Mansfield - AO, BCom, FCPA
Age 52
Chairman
Director since November 1999 and Chairman since January 2000

Chairman, CDS Technologies Pty Ltd and AAV Limited; Director, Dimension Data Holdings plc, Westfield Management Limited and Westfield America Management Limited; formerly Chief Executive Officer of McDonald's Australia Ltd, Wormald International Limited, Optus Communications Limited and John Fairfax Holdings Limited.

John T Ralph - AC, FCPA, FTSE, FAICD, FAIM, FAusIMM, Hon LLD (Melbourne & Queensland), DUniv (ACU)
Age 71
Deputy Chairman
Director and Deputy Chairman since October 1996

Chairman, Commonwealth Bank of Australia and Australian Foundation for Science; Member, Board of Melbourne Business School. Mr Ralph was formerly Chief Executive and Managing Director of CRA Limited and Director of BHP Billiton Ltd and BHP Billiton plc.

Zygmunt E Switkowski - BSc (Hons), PhD, FAICD
Age 55
Chief Executive Officer and Managing Director
Chief Executive Officer and Managing Director since March 1999

Director of FOXTEL, Reach Ltd and the Businesss Council of Australia. Formerly Chief Executive Officer of Optus Communications Ltd and Chairman and Managing Director of Kodak (Australasia) Pty Ltd.

Telstra Corporation Limited and controlled entities


Directors, Management and Employees
--------------------------------------------------------------------------------

Samuel H Chisholm
Age 64
Director since November 2000

Chairman, FOXTEL (FOXTEL Management Pty Ltd, FOXTEL Cable Television Pty Ltd, Customer Services Pty Ltd) and Chairman of the Macquarie Radio Network. Director, Australian Wool Services Ltd and Victor Chang Cardiac Research Institute. Mr Chisholm was the Chief Executive and Managing Director of British Sky Broadcasting and Executive Director of The News Corporation (1990-1997). For 17 years previously he was Chief Executive and Managing Director of the Nine Network Australia Limited.

Anthony J Clark - AM, FCA, FAICD
Age 64
Director since October 1996

Chartered Accountant; formerly Managing Partner KPMG NSW (1992-1998); Chairman, Maritime Industry Finance Company Ltd and Cumnock Coal Limited; Deputy Chairman, Australian Tourist Commission; Director, Amalgamated Holdings Ltd Group, Ramsay Health Care Ltd and Carlton Investments Ltd.

John E Fletcher - FCPA
Age 52
Director since November 2000

Managing Director and Chief Executive Officer of Coles Myer Ltd from 10 September 2001. Formerly Chief Executive and Managing Director of Brambles Industries Ltd (retired 1 August 2001). Mr Fletcher was employed by Brambles in various management positions for 27 years including an assignment in Europe.

Belinda J Hutchinson - BEc, FCA
Age 50
Director since November 2001

Director, Energy Australia Limited, TAB Ltd, QBE Insurance Group Limited, Crane Group Ltd, St Vincent's and Mater Health Sydney Ltd and State Library of NSW. Consultant, Macquarie Bank Limited. Ms Hutchinson has a long association with the banking industry and has been associated with the Macquarie Bank since 1993. Ms Hutchinson was an Executive Director of Macquarie Bank and was previously a Vice President of Citibank Ltd.

Catherine B Livingstone - BA (Hons), FCA, FTSE
Age 48
Director since November 2000

Chairman, CSIRO and the Australian Business Foundation; Director, Rural Press Ltd and the Sydney Institute; Member, Department of Accounting, Finance Advisory Board Macquarie University and Business Council of Australia's Chairmen's Panel and Xavier College School Council. Formerly Managing Director of Cochlear Ltd and Director of Goodman Fielder Ltd until 19 March 2003.

                             Telstra Corporation Limited and controlled entities


Directors, Management and Employees
--------------------------------------------------------------------------------

Charles Macek - BEc, MAdmin, FSIA, FAICD, FCPA, FAIM
Age 56
Director since November 2001

Chairman, Sustainable Investment Research Institute Pty Ltd, Financial Reporting Council (FRC) and Centre for Eye Research Australia Ltd; Director, Famoice Technology Pty Ltd and Wesfarmers Ltd; Victorian Councillor, Australian Institute of Company Directors. Former roles include 16 years as Founding Managing Director and Chief Investment Officer and subsequently Chairman of County Investment Management Ltd. He was also Chairman and Director of IOOF Holdings Ltd. Mr Macek has had a long association with the finance and investment industry.

Donald G McGauchie
Age 53
Director since September 1998

Chairman, Rural Finance Corporation of Victoria and Telstra Country Wide Advisory Board; Deputy Chairman, Ridley Corporation Ltd; Director, Reserve Bank of Australia, National Foods Limited and James Hardie Industries NV. Mr McGauchie has had extensive commercial and public policy experience, having previously held several high level advisory positions to Government including the Prime Minister's Supermarket to Asia Council, the Foreign Affairs Council and the Trade Policy Advisory Council. Mr McGauchie was Chairman of Woolstock Australia Limited from 1999-2002 and President of the National Farmers Federation from 1994-1998. He is a partner in C&E McGauchie - Terrick West Estate.

William A Owens - BS Maths, BA, MA, MBA (Hons)
Age 63
Director since November 2001

Chairman and Chief Executive Officer, Teledesic LLC; Vice-Chairman, ICO Global Communications (Holdings) Ltd; Director, Polycom Inc, Viasat Inc, Daimler Chrysler AG, Symantec Inc, Metal Storm Ltd, BAT Ltd, Biolase Inc, Cray Inc, Nortel Networks, IDT Inc, WFI Networks Inc and TIBCO Inc. Former roles include President and Chief Operating Officer, Science Applications International Corporation (SAIC); Vice Chairman, US Joint Chiefs of Staff; Deputy Chief, US Naval Operations; Commander, US Sixth Fleet. Mr Owens has had a strong history in corporate management of broadband telecommunications, information technology and internet applications.

John W Stocker - AO, MB, BS, BMedSc, PhD, FRACP, FTSE
Age 58
Director since October 1996

Chairman, Grape and Wine Research and Development Corporation and Sigma Company Ltd; Director, Cambridge Antibody Technology Group plc, Circadian Technologies Ltd and Nufarm Ltd; Principal, Foursight Associates Pty Ltd. Formerly Chief Scientist, Commonwealth of Australia.

Telstra Corporation Limited and controlled entities


Directors, Management and Employees
--------------------------------------------------------------------------------

Senior management

As at 10 December 2003, the executive officers who are not directors are:

----------------------------------------------------------------------------------------------------------------------
                                                                                 Year appointed to   Year appointed to
Name               Position                                                       a GMD position          Telstra
----------------------------------------------------------------------------------------------------------------------
Bruce Akhurst      Group Managing Director, Telstra Wholesale and Telstra
                   Broadband & Media and Group General Counsel                         1999                1996
Douglas Campbell   Group Managing Director, Telstra Country Wide                       1992                1989
David Moffatt      Group Managing Director, Telstra Consumer and Marketing and
                   President, International                                            2001                2001
Ted Pretty         Group Managing Director, Telstra Technology Innovation and
                   Products                                                            2000                1997
Michael Rocca      Group Managing Director, Infrastructure Services                    2002                1968
Bill Scales        Group Managing Director, Regulatory, Corporate and Human
                   Relations and Chief of Staff                                        2002                2000
John Stanhope      Group Managing Director, Finance & Administration and Chief
                   Financial Officer                                                   2003                1967
David Thodey       Group Managing Director, Telstra Business and Government            2001                2001

A brief biography of each of the executive officers who are not directors as at 10 December 2003 is as follows:

Bruce J Akhurst - BEc (Hons), LLB

Mr Akhurst joined Telstra as General Counsel in 1996 and became Group Managing Director, Legal & Regulatory in 1999. He assumed responsibility for Telstra Wholesale in 2001. In January 2003, Mr Akhurst became Group Managing Director, Telstra Wholesale and Telstra Broadband & Media. Mr Akhurst's portfolio includes the nationwide wholesale network of Telstra Wholesale; Australia's biggest internet service provider, BigPond(TM); the company's interest in subscription television provider FOXTEL; and the wholly-owned advertising and directory business, Sensis. Mr Akhurst is also Group General Counsel and a member of the boards of Hong Kong mobile carrier CSL and FOXTEL. Prior to his role at Telstra, Mr Akhurst was managing partner of a national law firm.

Douglas C Campbell - BEng, FAICD

Mr Campbell has 30 years experience in the telecommunications industry. He has previously served in a number of Group Managing Director positions including Wholesale & International and Network and Technology. He was appointed Group Managing Director, Telstra Country Wide in June 2000 and added the position of Group Managing Director, Telstra Technology to his portfolio in August 2002 to October 2003. He has also been the Deputy Managing Director of Telecom and President of Canadian National Communications. He is a Fellow of the Australian Institute of Company Directors.

David Moffatt - BBus (Mgt), FCPA

Mr Moffatt joined Telstra in February 2001 as Group Managing Director, Finance & Administration and Chief Financial Officer. In September 2003 Mr Moffatt was appointed Group Managing Director, Telstra Consumer and Marketing and President, International. Prior to joining Telstra, Mr Moffatt was Chief Executive Officer, General Electric - Australia and New Zealand. Prior to that, he was CEO, GE Capital - Australia and New Zealand where he planned and managed GE Capital's entry into Australia and New Zealand.

                             Telstra Corporation Limited and controlled entities


Directors, Management and Employees
--------------------------------------------------------------------------------

Ted N Pretty - BA, LLB (Hons)

Prior to joining Telstra, Mr Pretty was a director of Optus Communications and an adviser to BellSouth Corporation. Mr Pretty was previously a partner in one of Australia's leading telecommunications, regulatory and media law firms. Mr Pretty was initially appointed to the position of Managing Director of the International Division of Telstra, responsible for Telstra's investments and operations worldwide, then appointed Group Managing Director, Convergent Business and later Group Managing Director, Telstra Retail and Group Managing Director, Telstra Consumer and Marketing prior to his current appointment in September 2003.

Michael Rocca - DipEng, MBA, AICD

Mr Rocca was appointed to the position of Group Managing Director, Infrastructure Services in 2002, responsible for the strategic management of Telstra's service delivery to more than 10 million customers nationwide. Prior to his current assignment Mr Rocca held a range of posts during his 34 year career with Telstra including being managing director of a number of engineering and service organisations within the Company.

Bill Scales - AO, BEc, FIPAA

Mr Scales joined Telstra in November 2000 as Managing Director, Human Resources and Chief of Staff. He was appointed Group Managing Director, Corporate and Human Relations on 1 August 2002 responsible for the management of human resources, corporate and political relations, employee communications and Chief of Staff to the CEO. In December 2002, Mr Scales took on additional responsibilities for regulatory affairs and was appointed Group Managing Director, Regulatory, Corporate and Human Relations and Chief of Staff.

Prior to joining Telstra, Mr Scales was Secretary of the Victoria Department of Premier and Cabinet. He was for 6 years Chairman and CEO of the Industry Commission and prior to that Chairman and CEO of the Automotive Industry Authority. Prior to his involvement with Governments, Mr Scales held general management positions in the manufacturing sector.

John Stanhope

In September 2003, Mr Stanhope was appointed to the role of Chief Financial Officer and Group Managing Director, Finance and Administration. He is responsible for finance, treasury, risk management and assurance, productivity and corporate services, credit management and business planning. Mr Stanhope previously served as Director, Finance. In this role, which he assumed in 1995, he contributed to T1 and T2, cost reduction programs, growth strategies, debt raising, capital management and organisational restructures. Since joining Telstra in 1967, Mr Stanhope has held a range of senior financial management positions in Telstra.

In 2003, Mr Stanhope was elected as National President to the Group of 100 for a two year period. He was also appointed as a member of the CPA Australia's Professional Education Board for a three year term and is the newly appointed Chairman of the Business Coalition for Tax Reform. Mr Stanhope is a Director of TelstraClear Limited, Sensis Pty Limited and Telstra Super.

David Thodey - BA

Mr Thodey joined Telstra in April 2001 as Group Managing Director, Telstra Mobile. He was appointed to the position of Group Managing Director, Telstra Business and Government in January 2003 and is now responsible for the company's corporate, Government, large and small business customers. Before joining

Telstra Corporation Limited and controlled entities


Directors, Management and Employees
--------------------------------------------------------------------------------

Telstra, Mr Thodey was Chief Executive Officer of IBM Australia/New Zealand and previously held several senior executive marketing and sales positions within IBM.

Mr Thodey is the Chairman of TelstraClear in New Zealand and is also the Chairman of the IT Skills Hub (incorporating the IT & Titab). He holds a Bachelor of Arts in Anthropology and English from Victoria University in New Zealand. Mr Thodey attended the Kellogg Post-Graduate School General Management Program at Northwestern University in Chicago.

In July 2002 Gerry Moriarty, former Group Managing Director, Infrastructure Services completed service with us and in February 2003 Dick Simpson, former President, International completed service with us.

Business address

The business address for the Company and each of the above directors and officers is:

c/- the Company Secretary
Telstra Corporation Limited
Level  41,  242 Exhibition Street
Melbourne Vic 3000
Australia
Ph: +61(3) 9634 6400 or +61(8) 8308 1721 (Telstra Switch Board)

Compensation of directors and officers

For fiscal 2003, the aggregate amount of remuneration earned by the directors and executive officers as a group was A$13.12 million. Executive officers refers to not only those who hold these positions as at 28 August 2003, but also those who completed their service with us during the year, as described under "Directors" and "Senior management".

This amount consists of:

     . A$0.79 million that has been set aside or accrued during fiscal 2003 to provide pension and retirement benefits; and

     . A$12.33 million representing remuneration, other than amounts for pension and retirement benefits.

Our senior managers, as shown under "Directors, Management and Employees - Senior management", participate in the Manager Incentive Plan (MIP) and any amounts paid and accrued under this plan for fiscal 2003 are included in the abovementioned figures.

Emoluments for board members and senior executives

Non-executive directors' remuneration

Telstra directors are remunerated in accordance with the Company's constitution which provides for the aggregate limit for directors' fees to be set and varied by approval of a resolution at the annual general meeting of shareholders. The constitution of the Company provides that the allocation of fees among the directors within the pool limit shall be determined by the board. The actual fees paid are disclosed below. The current pool approved by shareholders is A$1,150,000. Directors are required to take at least 20% of their fees in shares which are purchased on market.

Directors receive reimbursement for reasonable travelling, accommodation and other expenses incurred in travelling to or from meetings of the board or committees or when otherwise engaged on the business of the Company in accordance with board policy. We also provide directors with telecommunications and other services and equipment to assist directors in performing their duties. From time to time we also make

                             Telstra Corporation Limited and controlled entities


Directors, Management and Employees
--------------------------------------------------------------------------------

products and services available to directors without charge to allow directors to familiarise themselves with the Company's products and services and recent technological developments. To the extent the Company considers that this provides a personal benefit to a director, this is included in the "other benefits" column in the table below.

--------------------------------------------------------------------------------------------------
                                                                            Other
                                                Base fee   DirectShare   benefits/(1)/     Total
Name                           Position            A$           A$            A$             A$
--------------------------------------------------------------------------------------------------
Robert C Mansfield...........  Chairman          197,374        53,333          24,000     274,707
John T Ralph.................  Deputy Chairman   106,667        26,667           6,340     139,674
Samuel H Chisholm/(2)/.......  Director               --            --              --          --
Anthony J Clark..............  Director           65,252        17,667          11,481      94,400
John E Fletcher..............  Director           55,440        10,600          11,150      77,190
Belinda J Hutchinson.........  Director           60,905        15,949          11,582      88,436
Catherine B Livingstone......  Director           56,221        15,000          11,133      82,354
Charles Macek................  Director           65,252        17,667          10,696      93,615
Donald G McGauchie/(3)/......  Director           49,976        22,000          63,518     135,494
William A Owens/(4)/.........  Director           66,000        24,000          50,691     140,691
John W Stocker...............  Director           55,203        48,531           8,540     112,274

----------

<F1>
/(1)/ Other benefits include superannuation, the value of the personal use of products and services and fees for services other than as a director.
<F2>
/(2)/  Fee declined by director.
<F3>
/(3)/ Other benefits include $50,000 for chairing of the Telstra Country Wide Advisory Board. This fee is for services other than as a director.
<F4>
/(4)/ Mr Owens, a US based director, received management consultancy fees (paid in US dollars). This fee is for services other than as a director.

DirectShare

As part of the overall remuneration strategy and to encourage a longer term perspective, directors are required to receive a minimum of 20% of their remuneration by way of restricted Telstra shares through the DirectShare Plan. The shares are purchased on market and allocated to the participating director at market price. The shares are held in trust for a period of 5 years unless the participating director ceases earlier with the Telstra Group.

In accordance with the ASX Principles of Good Corporate Governance, directors are restricted from entering into arrangements which effectively operate to limit the economic risk of their security holdings in those shares allocated under the DirectShare Plan during the period the shares are held in trust.

As from 1 January 2003, directors may state a preference to increase their participation in the DirectShare Plan. Where this occurs, Telstra may provide a greater percentage of directors' fees in Telstra shares.

Superannuation

The directors may state a preference to increase the proportion of their fees taken as superannuation. Where this occurs, Telstra may provide a greater percentage of the director's fees as superannuation contributions subject to normal legislative requirements in order to meet superannuation guarantee and other statutory obligations.

Retirement benefits

In addition to their annual fees, directors also become eligible for retirement benefits on ceasing with the Company. Directors who have served 9 years or more are entitled to receive a maximum amount equal to their total emoluments in the preceding 3 years. Directors who have served less than 9 years but more than 2 years are entitled to receive a pro-rated amount based on the number of months served as a director.

Telstra Corporation Limited and controlled entities


Directors, Management and Employees
--------------------------------------------------------------------------------

During fiscal 2003, Telstra discontinued this practice for new appointments to the Telstra board. In order to fully represent the current remuneration liabilities to Telstra, the following table displays the estimated retirement benefit each eligible director would receive had they retired as a director of Telstra as at 30 June 2003.

--------------------------------------------------------------------------------
                                                                     Estimated
                                                                     Retirement
                                                                     Benefit as
                                                      Increase in    at 30 June
                                                         year           2003
Name                               Position               A$             A$
--------------------------------------------------------------------------------
Robert C Mansfield...............  Chairman                99,101        314,484
John T Ralph.....................  Deputy Chairman         69,066        292,839
Samuel H Chisholm/(1)/...........  Director                    --             --
Anthony J Clark..................  Director                44,279        175,950
John E Fletcher..................  Director                66,437         66,437
Belinda J Hutchinson.............  Director                    --             --
Catherine B Livingstone..........  Director                66,854         66,854
Charles Macek....................  Director                    --             --
Donald G McGauchie...............  Director                46,209        114,369
William A Owens..................  Director                    --             --
John W Stocker...................  Director                81,963        208,456

----------
/(1)/ No estimated retirement benefits as an annual fee has been declined by the director.

Chief Executive Officer and senior executive remuneration

Our Chief Executive Officer (CEO) and senior executives remuneration strategy provides competitive remuneration aimed at:

     .  aligning managers' rewards with generation of shareholder value;

     .  supporting business plans and corporate strategies; and

     .  rewarding superior performance.

The CEO and senior executives who report to the CEO participate in a semi-annual performance review process that assesses the individual's performance against set key business accountabilities. Performance against these accountabilities impacts directly on their annual incentive payments and salary movements.

CEO and senior executive remuneration components

Telstra's senior executive remuneration strategy adopts a total remuneration approach which includes the senior executives' fixed remuneration and their "at target" short term incentive. Additionally, there are medium and long term remuneration elements to ensure ongoing individual performance is aligned to performance metrics that drive shareholder value.

Total Cash Remuneration for the senior executive team consists of fixed cash remuneration and short term variable cash components as follows:

     .  Fixed cash remuneration

        Fixed cash remuneration is made up of salary, company superannuation contributions and benefits, including fringe benefits tax.

     .  Short-term cash incentive

        The MIP rewards the senior executive team for meeting or exceeding specific key annual business objectives linked to the annual business plan at the corporate, business unit and individual level.

                             Telstra Corporation Limited and controlled entities


Directors, Management and Employees
--------------------------------------------------------------------------------

        The actual incentive for fiscal 2003 for members of this team range between 18.5% and 32.6% of their total cash remuneration depending on the senior executives performance and accountabilities. These incentive payments represent a range of 52.7% to 93.4% of the targeted incentive payment. Measures and targeted achievement levels are reviewed each year to reflect changes in the business. For fiscal 2003, the target achievement of the Company performance measures were designed to contribute 50% of the incentive payment, target achievement of the business unit performance measures were designed to contribute 20% of the incentive and fully satisfactory performance of individual performance results would contribute 30% of the plan. The measures include financial, customer service, employee opinion and individual measures that support our key business objectives.

        The Company and business unit measures for the fiscal 2003 MIP contain minimum threshold targets for each individual measure which must be achieved before any payment is made. Similarly, significant stretch targets for each measure are included which, if achieved, return increased outcomes for senior executives. Each measure is capped which limits the payment to double the target incentive payment.

        The CEO's short term incentive payment is approved by the Telstra board based on total Company performance metrics and the achievement of individual performance objectives. The actual MIP payment for the CEO for fiscal 2003 was 35.6% of his total cash remuneration (the calculation of the MIP payment does not include the values of deferred remuneration and long tem incentives).

Deferred Remuneration

During fiscal 2003, Telstra introduced a deferred remuneration plan where the CEO and senior executives are provided part of their annual fixed remuneration in the form of rights to Telstra shares through the Telstra Growthshare Trust. The deferred remuneration plan supports Telstra's operational and strategic plans through linking an element of CEO's and senior executive remuneration with sustained improvements in shareholder value.

A deferred share is a right to acquire a share in Telstra subject to satisfying certain employment requirements. As deferred shares are allocated as annual fixed remuneration they have no performance hurdle. In broad terms, if the CEO or senior executive continues to be employed on the 3rd anniversary of the effective allocation date, the deferred shares will vest. The CEO and senior executives may exercise their vested deferred shares at the nominal exercise price of A$1.00 for all the deferred shares exercised on a particular day, irrespective of the number of deferred shares exercised.

Upon resignation by the CEO or a senior executive, all deferred shares which have not vested to them will lapse. If the CEO or a senior executive retires, the deferred shares may be vested. Where the CEO or a senior executive ceases employment for any other reason, the number of the deferred shares that may vest may be adjusted taking into account the reduced period of service.

Long-term incentive

The CEO and senior executives participate in the long-term incentive plan based on equity administered through the Telstra Growthshare Trust. The allocation for the September 2002 and March 2003 was in the form of performance rights (allocation of options under the equity plan have been suspended with the last allocation in fiscal 2002), the right to exercise performance rights vests when a specified performance hurdle is achieved.

For fiscal 2003, the performance hurdle to achieve 50% of vesting entitlement of performance rights is that the Telstra 30 day average total shareholder return
(TSR) must exceed the 50th percentile of the 30 day

Telstra Corporation Limited and controlled entities


Directors, Management and Employees
--------------------------------------------------------------------------------

average TSR performance of the companies comprising the ASX 200 industrials ("Peer Group") at allocation date between the third and fifth anniversary of allocation.

Performance rights vest on a performance scale. In order to achieve 100% of vesting entitlement of the performance rights, the TSR must exceed the 75th percentile of the Peer Group in Quarter 1 of the performance period or at least the 50th percentile in Quarter 1 and obtaining the 75th percentile in any of the remaining seven quarters. If the 50th percentile is not achieved in Quarter 1, no vesting above the 50% allocation is available.

Offers to participate in the deferred remuneration plan and the long term incentive plan are made to senior executives at the discretion of the board. For fiscal 2003, 43% of the CEO's total reward and 34% of the senior manager's potential total reward were delivered through these plans.

As Telstra is not able to issue new equity, Telstra Growthshare purchases shares on market in accordance with the allocation of performance rights and deferred shares and forward liabilities for all allocations, past and present. Telstra funds the proportion of shares that are purchased to underpin the allocation of performance rights and deferred shares and treats these funds as an expense by the Company. Cumulatively, over a five year period the total number of shares and options over shares delivered through Telstra Growthshare is not expected to exceed 1% of shares on issue.

In previous equity plans, where options have been issued, Telstra provides a loan to Telstra Growthshare to fund the purchase of shares to underpin the options which are allocated. This loan is treated as a receivable on the statement of financial position. The Telstra Growthshare trustee pays interest to Telstra on the loan balance and may repay capital from time to time. If options are exercised the senior executive pays the original exercise price to the Telstra Growthshare trustee and the loan is repaid. As a result, there is no direct cash expense incurred by Telstra.

Telstra employee share ownership plans

All employees, including our senior managers, who were classed as "eligible employees" at 20 September 1997 and again on 27 August 1999, were eligible to participate in the Telstra employee share ownership plans, TESOP97 and TESOP99. The terms and conditions of participation in these plans for senior managers were the same as for all other employees.

Telstra OwnShare

To facilitate increasing employee shareholding in Telstra, Telstra operates a restricted share plan (Telstra OwnShare) through which employees may state a preference to take part of their remuneration as Telstra shares. The shares are purchased on market and allocated at market value and held in trust for either a three or five year period (unless the employee leaves the Telstra Group earlier).

Senior executive emoluments

The Australian Corporations Act 2001 requires disclosure of the details of the nature and amount of each element of the emolument of each director and each of the five executives of the Company receiving the highest emoluments. The information for the CEO, who is also a director, and the five other officers currently employed who received the highest emoluments during fiscal 2003 is provided in the following table:

                             Telstra Corporation Limited and controlled entities


Directors, Management and Employees
--------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------
                   Remuneration of Chief Executive Officer and the five highest paid Executives
                                                               Cash Value
                                       Fixed      Short Term    of Other                 Deferred    Total Cash &
                                    Remuneration  Incentive     benefits   Total Cash  Remuneration    Deferred
                                      (1)&(5)        (2)          (3)       Payment        (4)       Remuneration
Name & Position                         A$            A$           A$          A$           A$            A$
-----------------------------------------------------------------------------------------------------------------
Zygmunt Switkowski
Director and
Chief Executive Officer                1,354,500     750,000        8,551   2,113,051       299,920     2,412,971
David Moffatt
Group Managing Director, Finance &
Administration and Chief Financial
Officer                                  948,750     371,000      400,000   1,719,750        91,866     1,811,616
Ted Pretty
Group Managing Director, Telstra
Consumer and Marketing                 1,000,000     291,000      221,583   1,512,583        95,117     1,607,700
Douglas Campbell
Group Managing
Director, Telstra Country Wide and
Telstra Technology                       823,500     426,000        2,123   1,251,623        80,549     1,332,172
Bruce Akhurst
Group Managing Director, Telstra
Wholesale and Telstra Broadband &
Media and Group General Counsel          823,500     356,000          835   1,180,335        80,549     1,260,884
David Thodey
Group Managing Director, Telstra
Business and Government                  723,500     212,000        1,806     937,306        71,037     1,008,343

----------

<F1>
/(1)/ Fixed Remuneration is the sum of salary, benefits and all superannuation contributions and fringe benefits tax.
<F2>
/(2)/ Short Term Incentive relates to performance for the year ended 30 June 2003 and is based on actual performance for Telstra and the individual.
<F3>
/(3)/ Includes the benefit of interest free loans under TESOP97 and TESOP99, the value of the personal use of products and services related to Telstra employment as well as special contractual payments.
<F4>
/(4)/ The value of deferred remuneration relates to the number of Telstra shares issued under the Deferred Remuneration Plan through Telstra Growthshare. The remuneration value is calculated by applying valuation simulation methodologies consistent with assumptions that apply under the binomial and modified Black-Scholes methods. The value of the instruments is then amortised over the relevant vesting period. The value included in remuneration relates to the current year amortised value of the instruments that are yet to vest. For further detail on the assumptions used in our valuation methodologies, refer to note 19 to our financial statements.
<F5>
/(5)/ Where Telstra terminates the CEO's or a senior executive's employment prior to the expiration of their employment contract for reasons other than misconduct, they are entitled to 6 months notice or payment in lieu and an amount equal to 12 months pay. Both elements are calculated on fixed remuneration at time of termination.

Telstra Corporation Limited and controlled entities


Directors, Management and Employees
--------------------------------------------------------------------------------

Senior executives - remuneration values of all equity based instruments outstanding as at 30 June 2003

--------------------------------------------------------------------------------
  Chief Executive Officer and the five highest paid executives - remuneration values of Long Term Incentive equity based instruments
--------------------------------------------------------------------------------
                                   Number of Long Term       Amortisation of
                                  Incentive Performance         Long Term
                                    Rights allocated      Incentive equity based
Name                             during fiscal 2003/(1)/     instruments/(2)/
--------------------------------------------------------------------------------
                                           2003                2003       2002
                                            A$                  A$         A$
--------------------------------------------------------------------------------
Z. Switkowski..................                  498,200    1,356,276    973,457
T. Pretty......................                  158,000      599,396    194,412
D. Moffatt.....................                  152,600      672,918    577,032
D. Campbell....................                  133,800      580,374    451,248
B. Akhurst.....................                  133,800      556,752    427,626
D. Thodey......................                  118,000      357,516    119,053

----------
/(1)/ September 2002 Growthshare allocations of performance rights. The number of performance rights allocated has been determined based on the market price of a Telstra share at the date of allocation. The price at this date was A$4.87. In determining the fair value of each performance right to be included in remuneration, a simulation methodology consistent with assumptions that apply under the binomial and modified Black-Scholes methods was used. This returned a fair value of A$2.99 per performance right. The number of performance rights disclosed represent the number of instruments that have been allocated and may potentially vest if the relevant performance hurdle is achieved.
/(2)/ The value of equity based instruments relate to options, restricted shares, performance rights issued since the commencement of the long-term incentive plan. The value of each instrument is determined by applying option valuation simulation methodologies consistent with assumptions that apply under the binomial and modified Black-Scholes methods. The value of the instruments is then amortised over the relevant vesting period. The value included in remuneration relates to the current year amortised value of the instruments that are yet to vest. The valuations used in detemining the component of remuneration derived from the issue of equity based instruments has differed from the values disclosed in prior fiscal periods. The valuations used in the current year disclosures are based on the same underlying assumptions as the prior year apart from the exclusion of adjustments for the possible non-retention of staff and the effect of non-transferability of the instruments. For further detail on the assumptions used in our valuation methodologies, refer to note 19 to our financial statements.

                             Telstra Corporation Limited and controlled entities


Directors, Management and Employees
--------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------
   Chief Executive Officer and the five highest paid executives - all equity based instruments outstanding as at 30 June 2003
------------------------------------------------------------------------------------------------
                                                         Telstra Growthshare/(1) & (5)/
                                                ------------------------------------------------
                                                                                      Deferred
                                                         Long Term                  Remuneration
                                                      Incentive Plans                   Plans
                                                ------------------------------------------------
                                                Performance
                                                  Rights/
                                                 Restricted                           Deferred
Name and Position                                 Shares            Options            Shares
------------------------------------------------------------------------------------------------
Zygmunt Switkowski                                   50,000 /(2)/    300,000 /(2)/       249,100 /(8)/
Director and                                         96,000 /(3)/    464,000 /(3)/
Chief Executive Officer                             258,000 /(6)/  2,692,000 /(6)/
                                                    498,200 /(8)/
Ted Pretty                                           21,000 /(2)/    120,000 /(2)/        79,000 /(8)/
Group Managing Director, Telstra Consumer           136,000 /(7)/  1,602,000 /(7)/
and Marketing                                       158,000 /(8)/
David Moffatt                                        40,000 /(7)/    150,000 /(7)/        76,300 /(8)/
Group Managing Director, Finance &                  142,000 /(4)/  1,480,000 /(4)/
Administration and Chief Financial Officer          152,600 /(8)/
David Thodey                                        102,000 /(6)/  1,068,000 /(6)/        59,000 /(8)/
Group Managing Director                             118,000 /(8)/
Telstra Business and Government
Douglas Campbell                                     26,000 /(2)/    160,000 /(2)/        66,900 /(8)/
Group Managing Director, Telstra Country Wide        42,000 /(3)/    203,000 /(3)/
and Telstra Technology                              118,000 /(6)/  1,234,000 /(6)/
                                                    133,800 /(8)/
Bruce Akhurst                                        21,000 /(2)/    120,000 /(2)/        66,900 /(8)/
Group Managing Director, Telstra Wholesale           39,000 /(3)/    188,000 /(3)/
and Telstra Broadband & Media and Group             118,000 /(6)/  1,234,000 /(6)/
General Counsel                                     133,800 /(8)/

Details of equity holdings of all managers under Telstra Growthshare as at 30 June 2003
-------------------------------------------------------------------------------------------------------------------
                         Total Options/
                          Performance                                                                 Market price
                        Rights/Deferred        Eligible      Exercise                                 at allocation
                            Shares             managers        price       Expiry       Allocation        date
Instrument           allocated/(1) & (5)/    participating      A$          date           date            A$
-------------------------------------------------------------------------------------------------------------------
Options                          1,533,722        21             8.02   13 Sept 2009   13 Sept 1999            8.02
                                 3,370,660        96             6.28    8 Sept 2010    8 Sept 2000            6.28
                                   150,000         1             6.55    16 Mar 2011    16 Mar 2001            6.55
                                32,416,945        147            4.90    6 Sept 2011    6 Sept 2001            4.90
                                 1,854,000         3             5.63    14 Mar 2012    14 Mar 2002            5.63
Restricted shares                  260,278        21              n/a   13 Sept 2004   13 Sept 1999            8.02
                                   697,960        96              n/a    8 Sept 2005    8 Sept 2000            6.28
                                    40,000         1              n/a    16 Mar 2006    16 Mar 2001            6.55
Performance Rights               3,098,155        147             n/a     6 Dec 2006    6 Sept 2001            4.90
                                   149,000         3              n/a    14 Jun 2007    14 Mar 2002            5.63
                                 4,034,226        166             n/a     5 Dec 2007    5 Sept 2002            4.87
                                    44,200         4              n/a     7 Jun 2008     7 Mar 2003            4.11
Deferred shares                  2,022,498        166             n/a    5 Sept 2007    5 Sept 2002            4.87
                                    22,100         4              n/a     7 Mar 2008     7 Mar 2003            4.11

----------
/(1)/ For allocations prior to September 2001, an option or restricted share represents a right to own a share in Telstra. Generally, options or restricted shares may only be converted to Telstra shares if a performance hurdle is satisfied in the performance period and in the case of options, a payment of the exercise price is made. The performance hurdle for options and restricted shares allocated prior to September 2001 is that the 30 day average

Telstra Corporation Limited and controlled entities


Directors, Management and Employees
--------------------------------------------------------------------------------

      Telstra Accumulation Index must exceed the 30 day average S&P/ASX 200 Industrials Accumulation Index (replacing the superseded All Industrials Accumulation Index) any time during the stated performance period - that is, between the third and fifth anniversary of allocation. If the performance hurdle is satisfied in the performance period, options may be exercised at any time before the tenth anniversary of allocation, otherwise they will lapse. If the performance hurdle is satisfied in the performance period, restricted shares may be exercised at any time before the fifth anniversary of allocation, otherwise they will lapse. The market value was calculated as the weighted average price at which Telstra's ordinary shares were traded on the ASX during the 5 days prior to and including the allocation date.
/(2)/ September 1999 Growthshare allocations of options and restricted shares.
      The number of restricted shares allocated has been determined based on the market price of a Telstra share at the date of allocation. The price at this date was A$8.02 which is also the exercise price of an option applicable to this allocation. In determining the fair value of each option and restricted share to be included in remuneration, a simulation methodology consistent with assumptions that apply under the binomial and modified Black-Scholes methods was used. This returned a fair value of A$1.38 per option and A$5.64 per restricted share. The number of restricted shares and options disclosed represent the number of instruments that have been allocated and may potentially vest if the relevant performance hurdle is achieved.
/(3)/ September 2000 Growthshare allocations of options and restricted shares.
      The number of restricted shares allocated has been determined based on the market price of a Telstra share at the date of allocation. The price at this date was A$6.28 which is also the exercise price of an option applicable to this allocation. In determining the fair value of each option and restricted share to be included in remuneration, a simulation methodology consistent with assumptions that apply under the binomial and modified Black-Scholes methods was used. This returned a fair value of A$1.59 per option and A$3.62 per restricted share. The number of restricted shares and options disclosed represent the number of instruments that have been allocated and may potentially vest if the relevant performance hurdle is achieved.
/(4)/ March 2001 Growthshare allocations of options and restricted shares. The number of restricted shares allocated has been determined based on the market price of a Telstra share at the date of allocation. The price at this date was A$6.55 which is also the exercise price of an option applicable to this allocation. In determining the fair value of each option and restricted share to be included in remuneration, a simulation methodology consistent with assumptions that apply under the binomial and modified Black-Scholes methods was used. This returned a fair value of A$1.53 per option and A$3.77 per restricted share. The number of restricted shares and options disclosed represent the number of instruments that have been allocated and may potentially vest if the relevant performance hurdle is achieved.
/(5)/ For allocation after fiscal 2001, an option or perfromance right represents a right to own a share in Telstra. Generally, options or performance rights may only be converted to Telstra shares if a performance hurdle is satisfied in the performance period and, in the case of options, a payment of the exercise price is made. The performance hurdle for options and performance rights allocated in fiscal 2002 is that the Telstra 30 day average total shareholder return 'TSR' must exceed the 50th percentile of the 30 day average TSR performance of the companies comprising the ASX 200 Industrials ("Peer Group") at allocation date between the third and fifth anniversary of allocation. Options and performance rights vest on a performance scale. If the 50th percentile ranking is achieved 50% of the allocation will vest. If at least the 50th percentile ranking is achieved in the first quarter of the performance window, additional options and performance rights may vest on a sliding scale where a higher ranking is achieved up to 75th percential ranking. The full allcoation (ie 100%) will vest if the 75th percentile ranking is achieved. If the 50th percential ranking is not achieved in the first quarter of the performance period, half of the maximum allocation will have a A$nil value and will lapse. If the performance hurdle is satisfied in the performance period, options may be exercised at any time before the tenth anniversary of allocation, otherwise they will lapse. If the performance hurdle is satisfied in the performance period, performance rights may be exercised at any time before the fifth anniversary plus 90 days of allocation, otherwise they will lapse. The market value was calculated as the weighted average price at which Telstra's ordinary shares were traded on the ASX during the 5 days prior to and including the allocation date.
/(6)/ September 2001 Growthshare allocations of options and performance rights.
      The number of options and performance rights allocated has been determined based on the market price of a Telstra share at the date of the allocation. The price at this date was A$4.90 which is also the exercise price of an option applicable to this allocation. In determining the fair value of each option and performance right to be included in remuneration, a simulation methodology consistent with assumptions that apply under the binomial and modified Black-Scholes methods was used. This returned a fair value ofA$1.13 per option and A$2.86 per performance right. The number of performance rights and options disclosed represent the number of instruments that have been allocated and may potentially vest if the relevant performance hurdle is achieved.
/(7)/ March 2002 Growthshare allocations of options and performance rights. The number of options and performance rights allocated has been determined based on the market price of a Telstra share at the date of allocation. The price at this date was A$5.63 which is also the exercise price of an option applicable to this allocation. In determining the fair value of each option and performance right to be included in remuneration, a simulation methodology consistent with assumptions that apply under the binomial and modified Black-Scholes method was used. This returned a fair value of A$1.19 per option and A$3.08 per performance right. The number of performance rights and options disclosed represent the number of instruments that have been allocated and may potentially vest if the relevant performance hurdle is achieved.
/(8)/ September 2002 Growthshare allocations of performance rights and deferred remuneration. The number of performance rights and deferred shares allocated has been determined based on the market price of a Telstra share at the date of allocation. The price at this date was A$4.87. In determining the fair value of each performance right and deferred share to be included in remuneration, a simulation methodology consistent with assumptions that apply under the binomial and modified Black-Scholes methods was used. This returned a fair value of A$2.99 per performance right and A$4.41 per deferred share. The number of performance rights and deferred shares disclosed represent the number of instruments that have been allocated and for performance rights, the number of instruments which may potentially vest if the relevant performance hurdle is achieved.

                             Telstra Corporation Limited and controlled entities


Directors, Management and Employees
--------------------------------------------------------------------------------

Directors' and senior management's shareholdings in Telstra

As at 12 December 2003:

Directors

--------------------------------------------------------------------------------
                                                    Number of shares held
                                               Direct       Indirect
                                              Interest   Interest/(1)/    Total
--------------------------------------------------------------------------------

R C Mansfield..............................     20,000          72,938    92,938
J T Ralph..................................      1,000          71,871    72,871
Z E Switkowski/(2)(3)/.....................     46,520          89,130   135,650
S H Chisholm...............................         --              --        --
A J Clark..................................     10,000          10,486    20,486
J E Fletcher...............................         --          43,814    43,814
B J Hutchinson.............................     37,111          26,138    63,249
C B Livingstone............................     10,400          14,024    24,424
C Macek....................................         --          37,445    37,445
D G McGauchie..............................         --          29,440    29,440
W A Owens..................................         --          10,459    10,459
J W Stocker................................        800          72,728    73,528

----------
/(1)/ Shares in which the director does not have a relevant interest, including shares held by director related entities, are excluded from indirect interests.
/(2)/ Includes :
      . 400 shares acquired with an interest free loan and 200 free shares under the terms of the Telstra Employee Share Ownership Plan 1999;
      . 2,000 shares acquired with an interest free loan plus 500 free shares under the terms of the Telstra Employee Share Ownership Plan 1997 and 200 loyalty shares obtained under the "one for ten loyalty offer" available to all employees who participated in the 1997 public offer; and
      . 80 loyalty shares received under the "one for ten loyalty offer" available to all employees who participated in the 1999 public offer.
/(3)/ During fiscal 2003, Dr Switkowski was granted 498,200 performance rights
      (ie. 100% of allocation) and 249,100 deferred shares under the terms and conditions of the Telstra Growthshare Trust Deed. These shares are in addition to the above.

Senior management
--------------------------------------------------------------------------------
                                                        Number of shares held
                                                     Direct    Indirect
                                                    Interest   Interest   Total
--------------------------------------------------------------------------------
Bruce Akhurst....................................      7,780     22,220   30,000
Douglas Campbell.................................      9,700         --    9,700
David Moffatt....................................        600      3,100    3,700
Ted Pretty.......................................      2,000     50,000   52,000
Michael Rocca....................................      4,700      2,120    6,820
Bill Scales......................................         --         --       --
John Stanhope....................................      6,980         --    6,980
David Thodey.....................................        400     18,400   18,800

Employees

As a full service communications company, we continue to be one of Australia's largest employers.

--------------------------------------------------------------------------------
                                                      As at 30 June
                                       2003     2002     2001     2000     1999
--------------------------------------------------------------------------------
Full-time employees                   37,169   40,427   44,874   50,761   52,840

Telstra Corporation Limited and controlled entities


Directors, Management and Employees
--------------------------------------------------------------------------------

Our full-time employees include full-time staff, fixed-term contracted staff and expatriate staff in overseas controlled entities. The figures do not include a full-time equivalent measure of part-time and casual staff, overtime worked, full and part-time contracted staff or a measure of overseas local hires. If we were to include these elements the number of full-time equivalent staff for the Telstra Group would be 42,064 (2002 - 44,977). These figures do not include persons involved in work undertaken through outsourcing arrangements for work previously performed by employees. For these reasons, and due to the full service nature of our business, we believe that these measures of full-time employees may not be directly comparable with other telecommunications companies.

As at 30 June 2003, the total number of full-time staff in the Telstra Group was 39,639 (2002 - 43,179) and includes full-time staff employed in our offshore entities. This number does not include a full-time equivalent number for part-time and casual staff, overtime worked or contractors. As at 30 June 2003, Telstra Group staff were employed in the following geographical areas:

     .  Australia - 37,169;
     .  New Zealand - 1,250;
     .  Asia - 1,171; and
     .  Other - 49.

The Company continued to reduce full-time staff numbers during fiscal 2003 from 40,427 to 37,169. This was achieved through a range of significant company and business unit initiatives such as:

     . the formation of the Telstra Business and Government business unit to address the competition in the corporate and medium business customer segments and to re-focus our efforts in the Government areas;

     .  improvement initiatives using the Six Sigma methodology;

     .  the consolidation of NDC into our core business;

     . the continuing rationalisation of our call centres and the integration of our fixed and mobile customer service and sales areas;

     .  the rationalisation of our warehouse and distribution centres;

     . improvements in the effectiveness and the rationalisation of our IT resources; and

     .  field force productivity initiatives.

The majority of our Australian employees receive superannuation benefits mainly through the Telstra Superannuation Scheme and, in the case of some employees who were employed prior to 1990, the Commonwealth Superannuation Scheme.

Labour relations

Fiscal 2003 saw Telstra negotiate with its staff associations a new redundancy agreement and six separate business unit enterprise agreements. The agreements provide improved operating efficiencies for both management and staff and provide a firm basis for future productivity improvements and an increased ability to respond to our customers needs.

As provided for in the agreements, the staff covered by these agreements received a 2% salary increase in January 2003. A further four 2% salary increases will be paid every six months effective from July 2003.

These agreements are due to expire in June 2005 and implementation plans are presently underway towards realising the benefits provided for by these agreements.

                             Telstra Corporation Limited and controlled entities


Major Shareholders and Related Parties
--------------------------------------------------------------------------------

Major shareholders

The following table shows the number of unlisted and listed shares on issue at 12 December 2003. The table also shows, as a group, the shareholdings of our directors and officers:

--------------------------------------------------------------------------------
Title of
class      Identity of person or group          Amount owned          % of class
--------------------------------------------------------------------------------
Shares     The Commonwealth                     6,446,207,123 /(1)/         50.1
Shares     Listed shareholders                  6,182,162,497               49.9
                                               --------------         ----------
                                               12,628,369,620              100.0
                                               ==============         ==========
Shares     Directors and officers as a group          732,304 /(2)/

----------
/(1)/ All shares held by the Commonwealth are unlisted, except for 211,629 listed shares.
/(2)/ Refers to direct and indirect holdings.

The shareholdings of each person known by us to be the owner of more than 5% of our voting securities, as at 10 December 2003, is shown in the table titled "Twenty largest shareholders as at 10 December 2003". As at 10 December 2003, we are not aware of any individual shareholder, other than the Commonwealth, whose shares represent more than 5% of the issued and outstanding shares. The Commonwealth has equal voting rights with all other shareholders.

Distribution of shares

The following table summarises the distribution of our public listed shares as at 12 December 2003:
--------------------------------------------------------------------------------
                                         Number of
                                     shareholders/(1)/          Shares/(2)/
Size of holding                        Number       %         Number         %
--------------------------------------------------------------------------------
1 - 1,000.........................   1,045,228    59.77     646,506,249    10.46
1,001 - 2,000.....................     335,134    19.16     522,195,305     8.45
2,001 - 5,000.....................     262,457    15.01     825,386,579    13.35
5,001 - 10,000....................      70,502     4.03     505,560,360     8.18
10,001 - 100,000..................      34,709     1.98     696,820,848    11.27
100,001 and over..................         841     0.05   2,985,904,785    48.30
                                     -------------------------------------------
Total.............................   1,748,871   100.00   6,182,374,126   100.00
                                     ===========================================
----------
/(1)/ Number of shareholders holding less than a marketable parcel of shares was
      7,393 shareholders who held 572,635 shares.
/(2)/ Not including those shares held by the Commonwealth, except for 211,629 listed shares which are held by the Commonwealth.

As at 12 December 2003, we had 1,371 shareholders who were resident in the US. This does not include ADS holders.

Telstra Corporation Limited and controlled entities


Major Shareholders and Related Parties
--------------------------------------------------------------------------------

Twenty largest shareholders as at 12 December 2003

The following table sets out the top 20 shareholders other than the Commonwealth when multiple holdings are grouped together:

------------------------------------------------------------------------------------------
                                                                                 % of
                                                                 Number         issued
Shareholders                                                   of shares      shares/(1)/
------------------------------------------------------------------------------------------
1   JP Morgan Nominees Australia Limited                        561,583,082           9.08
2   Westpac Custodian Nominees Limited                          434,751,059           7.03
3   National Nominees Limited                                   432,202,595           6.99
4   RBC Global Services Australia Nominees Pty Ltd              231,436,843           3.74
5   CitiCorp Nominees Pty Ltd                                   203,731,169           3.30
6   Queensland Investment Corporation                           111,806,920           1.81
7   Cogent Nominees Pty Ltd                                      94,419,570           1.53
8   AMP Life Limited                                             88,270,749           1.43
9   ANZ Nominees Limited                                         71,110,239           1.15
10  Telstra ESOP Trustee Pty Ltd                                 65,303,325           1.06
11  NRMA Nominees Pty Ltd                                        28,107,393           0.45
12  Government Superannuation Office                             25,673,836           0.42
13  HSBC Custody Nominees                                        23,983,772           0.39
14  Australian Foundation Investment Company Limited             21,250,909           0.34
15  Westpac Financial Services Limited                           20,507,308           0.33
16  Victorian Workcover Authority                                18,664,134           0.30
17  Bond Street Custodians Limited                               17,903,113           0.29
18  Transport Accident Commision                                 14,943,261           0.24
19  Telstra Growthshare Pty Ltd                                  14,389,235           0.23
20  Suncorp Custodian Services Pty Ltd                           13,851,315           0.22
                                                              ----------------------------
                                                       Total  2,493,889,827          40.33
                                                              ============================
----------

<F1>
/(1)/  Not including those shares held by the Commonwealth.

Substantial shareholders

As at 12 December 2003, other than the Commonwealth of Australia, we did not have any substantial shareholders.

Relationship with the Commonwealth of Australia

We have a number of distinct relationships with the Commonwealth, including as shareholder, regulator and customer. The Commonwealth is our controlling shareholder and has special rights and privileges under the Telstra Act. Our relationship with all of our shareholders (including the Commonwealth) is, in general, regulated by the Australian Corporations Act, the ASX Listing Rules and our constitution. Commonwealth departments and independent agencies are also responsible for the regulation of the telecommunications industry generally and Telstra in particular under the Telstra Act, the TPA, the Telecommunications Act and the Telecommunications (Consumer Protection and Service Standards) Act.

                             Telstra Corporation Limited and controlled entities


Major Shareholders and Related Parties
--------------------------------------------------------------------------------

The Commonwealth as shareholder

At the end of fiscal 2003, the Commonwealth owned approximately 50.1% of our shares. The Telstra Act precludes any reduction in the Commonwealth's voting rights, paid-up capital or rights to distributions of capital or profit, if any, below a 50.1% interest without amending legislation. The effect of this is that we cannot introduce a dividend reinvestment plan or raise new equity capital in a way that would reduce the Commonwealth's ownership below this level. There can be no assurance that the Commonwealth would be willing to subscribe for additional shares in us and our ability to raise additional equity capital could be constrained as a result.

In June 2003, the Commonwealth Government announced its intention to proceed with the introduction of legislation to sell the Commonwealth's remaining 50.1 per cent interest in Telstra. Telstra's board and management have consistently supported full privatisation of the Company and welcomed the announcement.

We are required under the Telstra Act to provide the Commonwealth with certain information that we would not generally be required to disclose concurrently, if at all, to other shareholders. This information includes:

     .  annual provision of our three-year corporate plan;

     . interim financial statements, if requested by the Communications Minister; and

     . reports regarding significant proposed events, including corporate restructurings, acquisitions and divestitures or joint venture and partnership activities.

We are also required to keep the Communications Minister and the Minister for Finance and Administration generally informed about our operations and to give them such information about our operations as they require. Our management is required to appear before and, with limited exceptions, provide information to Parliamentary committees.

The Communications Minister has the power under the Telstra Act to give us, after consultation with our board of directors, such written directions as appear to the Communications Minister to be necessary in the public interest. To date, no directions have been issued under this power. Our board of directors must ensure that we comply with any such direction. The Communications Minister may not give such directions in relation to the amounts to be charged for work done, or services, goods or information supplied by us. The Communications Minister, however, has some discretionary powers in relation to charges. The Communications Minister also has the power to direct us under the Telecommunications (Consumer Protection and Service Standards) Act.The Telstra Act deems the Commonwealth Auditor-General to have been appointed as our auditor for the purposes of the Australian Corporations Act. The Auditor-General cannot be removed without legislative amendment.

The Commonwealth has the ability to control us. This includes the power to pass any resolution at a shareholders' meeting requiring a simple majority, which includes the appointment and removal of directors, with the exception of matters upon which the Commonwealth is not permitted to vote under the Australian Corporations Act or applicable listing rules.

The Commonwealth has a set of general policies which apply to partially owned Government business enterprises, which provide significant commercial freedoms in the conduct of their business, subject to the oversight of appropriate Ministers. These general policies are applied principally through the Telstra Act, the Commonwealth Authorities and Companies Act 1997 (Cwth) and our constitution.

Telstra Corporation Limited and controlled entities


Major Shareholders and Related Parties
--------------------------------------------------------------------------------

The Commonwealth as regulator

We are currently regulated by the Commonwealth and its departments and independent agencies under a number of statutes including:

     .  the Telstra Act;

     . the Telecommunications (Consumer Protection and Service Standards) Act 1999;

     .  the TPA; and

     .  the Telecommunications Act.

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

The Commonwealth as customer

The Commonwealth is a major user of our services and we estimate its expenditure on our services in fiscal 2003 was approximately A$400 million. The Commonwealth, as a result of telecommunications liberalisation, is increasingly seeking to take advantage of open competition when purchasing telecommunications services. This has resulted, and may continue to result, in a reduction of business being awarded to us.

Related party transactions

A discussion of our related party transactions is contained in "Operating and Financial Review and Prospects - Related party transactions".

                             Telstra Corporation Limited and controlled entities


Listing Information
--------------------------------------------------------------------------------

Markets in which our shares are traded

We are listed, and those of our shares that are not held by the Commonwealth are quoted, on the ASX and on the New Zealand Stock Exchange (NZSE). ADSs, each representing five shares, have been issued by the Depositary and are listed on the New York Stock Exchange (NYSE).

The stock market operated by the ASX is the principal stock exchange in Australia. The exchange operates by way of the Stock Exchange Automated Trading System (SEATS) which is a fully computerised system.

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

Our securities were initially listed on 17 November 1997. This followed the sale by the Commonwealth of 33.3% of its shares in Telstra. Subsequently on 18 October 1999, the Commonwealth sold an additional 16.6% of its shares in Telstra.

Price history of our securities

The following tables give the price history of our securities.

Table A shows the high and low closing prices for shares and ADSs:

     . highest and lowest closing sale prices for shares as derived from the daily official list of the ASX; and
     .  highest and lowest closing sale prices of ADSs quoted on the NYSE.

Table A (1) - High and low closing price for shares and ADSs - on an annual basis - for a period of five years or time of trading if less than five years
---------------------------------------------------------------------
                                      A$ per share   US$ per ADS/(1)/
Period                                High    Low     High      Low
---------------------------------------------------------------------
Fiscal 2000.......................    9.16    6.50    29.69     18.38
Fiscal 2001.......................    7.44    5.31    22.00     13.85
Fiscal 2002.......................    5.68    4.48    14.85     12.10
Fiscal 2003.......................    5.04    3.96    15.25     11.84
----------
/(1)/ Prior to 23 August 1999, each ADS represented 20 ordinary shares. Since then each ADS represents 5 ordinary shares.

Telstra Corporation Limited and controlled entities


Listing Information
--------------------------------------------------------------------------------

Table A (2) - High and low closing price for shares and ADSs - on a quarterly basis for the two most recent full financial years
---------------------------------------------------------------------
                                      A$ per share   US$ per ADS/(1)/
Period                                High    Low     High      Low
---------------------------------------------------------------------
2001
1 January - 31 March..............    7.19    6.28    19.81     15.61
1 April - 30 June.................    6.92    5.31    17.55     13.85
1 July - 30 September.............    5.42    4.67    13.90     12.10
1 October - 31 December...........    5.54    4.83    14.20     12.25
2002
1 January - 31 March..............    5.68    5.16    14.85     13.47
1 April - 30 June.................    5.37    4.48    14.57     12.60
1 July - 30 September.............    5.04    4.65    13.88     12.51
1 October - 31 December...........    4.85    4.38    13.60     12.33
2003
1 January - 31 March..............    4.68    3.96    13.80     11.84
1 April - 30 June.................    4.53    4.09    15.25     12.30
----------
/(1)/ Prior to 23 August 1999, each ADS represented 20 ordinary shares. Since then each ADS represents 5 ordinary shares.

Table B shows for the most recent six months, the high and low market prices for each month.

Table B - High and low market prices for the most recent six months
---------------------------------------------------------------------
                                      A$ per share   US$ per ADS/(1)/
Period                                High    Low     High     Low
---------------------------------------------------------------------
2003
June..............................    4.53    4.40    15.25     14.58
July..............................    4.83    4.45    16.16     14.87
August............................    5.02    4.66    16.45     15.20
September.........................    5.15    4.71    17.07     16.05
October...........................    4.99    4.71    17.20     16.40
November..........................    4.94    4.72    17.98     16.78
----------
/(1)/ Each ADS represents 5 ordinary shares

There were 6,420,604,706 shares issued and available for trading on the market as at 30 June 2003. This includes 211,629 shares held by the Commonwealth and listed for trading. At that date, 5,426,116 ADSs (equivalent to 27,130,580 shares) were held by 32 record holders and 2,545,810 ordinary shares were held by 1,381 US record holders.

On 24 November 2003, we announced the successful completion of our A$1 billion off-market share buy-back. A total of 238,230,580 shares were bought back at A$4.20 per share, representing 3.71 per cent of the Company's non-Commonwealth owned issued capital. The A$4.20 buy-back price comprised a fully franked dividend of A$2.70 and a capital component of A$1.50 per share bought back.

                             Telstra Corporation Limited and controlled entities


Listing Information
--------------------------------------------------------------------------------

Before the buy-back, the Company had 12,866,600,200 shares outstanding, including those held by the Commonwealth. As a result of the buy-back, the number of shares outstanding has reduced to 12,628,369,620 and the number of shareholders has reduced from approximately 1.845 million to 1.815 million. The Commonwealth did not participate in the buy-back.

The buy-back does not impact our ability to maintain foreseeable capital investment, undertake appropriate acquisitions or fund other growth initiatives.

The closing price for our shares on the ASX on 10 December 2003 was A$4.83 and the closing price for our ADSs on the New York stock exchange was US$17.90.

Telstra Corporation Limited and controlled entities


Legal Proceedings
--------------------------------------------------------------------------------

We are involved in routine litigation. Governmental authorities and other parties frequently threaten us with legal proceedings.

In November 2002, Seven Network Limited and C7 Pty Limited ("Seven") commenced litigation against us and various other parties in relation to the contracts and arrangements between us and some of those other parties relating to the right to broadcast Australian Football League and National Rugby League, the contract between FOXTEL and us for the provision of broadband HFC cable services (the Broadband Co-operation Agreement) and other matters. Seven seeks unspecified damages and other relief, including that these contracts and arrangments are void. Seven also seeks orders which would, in effect, require a significant restructure of the subscription television/sports rights markets in Australia. The matter is proceeding before the courts but is unlikely to have any material effect on our overall business or financial position.

We do not consider that there are any other current proceedings which could materially adversely affect our overall business or financial position.

                             Telstra Corporation Limited and controlled entities


Constitution and Documents on Display
--------------------------------------------------------------------------------

Our constitution

The following provides information on the material provisions of our constitution. Our constitution describes many of the rights of a shareholder.

We may issue further shares but the Commonwealth must hold at least 50.1% of our shares

The directors may issue shares at their discretion. They must, however, act in accordance with our constitution, the Corporations Act, the Telstra Act, ASX Listing Rules, any special rights conferred on holders of any shares and any direction from the Company in general meeting where shareholders have been requested to authorise an issue of shares. However, under the Telstra Act, the Commonwealth must hold at least 50.1% of our issued shares. The Commonwealth may hold less than 50.1% of our issued shares only if legislation is passed permitting it to do so.

Calls

Our directors may only make calls on shareholders in respect of money unpaid on their shares. Our shareholders have no other liability to further capital calls.

Restrictions on foreign ownership

Our constitution contains provisions designed to enable us to monitor and enforce the foreign ownership restrictions contained in the Telstra Act. We have adopted rules to implement these provisions which bind all shareholders. These are outlined in the "Exchange Controls and Foreign Ownership" section in this annual report.

Alteration of rights

The rights attaching to our shares may only be varied or abrogated with the written consent of the holders of three-quarters of the issued shares of that class or with the approval of a special resolution passed at a separate meeting of the holders of the issued shares of that class. Currently we have only one class of ordinary shares.

Borrowing powers

Our directors may exercise all of our borrowing powers in their absolute discretion. This power may only be varied by amending our constitution which would require a special resolution to be passed by our shareholders at a general meeting.

Shareholders' approval required

The management of the business and affairs of Telstra is vested in our directors. However, the approval of shareholders is required for certain important matters, such as the election of directors and the sale or disposal of our main undertaking. As the Commonwealth holds at least 50.1% of our issued shares, it has the power to control most decisions made by shareholders.

Directors and shareholders may call a meeting

The directors may call a general meeting at their discretion. The directors must also call and arrange to hold a general meeting on the request of:

     . shareholders who hold at least 5% of the votes that may be cast at the general meeting; or
     . at least 100 shareholders who are entitled to vote at the general meeting.

Telstra Corporation Limited and controlled entities


Constitution and Documents on Display
--------------------------------------------------------------------------------

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

Three shareholders (one of whom must be the Commonwealth) must be present in person or by proxy, attorney or representative to form a quorum. If there is no quorum present at a meeting 15 minutes after the time set for the start of the meeting, then:

     . if the meeting was called by a shareholder or shareholders, the meeting is adjourned to the same day, time and place in the next week or to such other day, time and place as the shareholder or shareholders who called the meeting appoint by notice to shareholders and others entitled to notice of the meeting; or
     . in any other case, the meeting is adjourned to the same day, time and place in the next week or to such other day, time and place as the directors appoint by notice to shareholders and others entitled to notice of the meeting.

At the adjourned meeting, the quorum is two shareholders present in person or by proxy, attorney or representative. One shareholder must be the Commonwealth, unless the Commonwealth received written notice of the original meeting and did not attend that meeting. The adjourned meeting is dissolved if this quorum is not present within 15 minutes after the time specified for the meeting.

Shareholders must vote on a show of hands unless a poll is called. A poll may be called either before a vote is taken or before or immediately after the voting results on a show of hands are declared. A poll may be called by:

     .  the chairman of the meeting;
     . not less than five shareholders who may vote on the resolution; or . a shareholder or shareholders who together hold at least 5% of the votes that may be cast on the resolution on a poll.

If the demand for a poll is withdrawn, the vote is decided on a show of hands.

Subject to any rights or restrictions attaching to our shares, on a show of hands each shareholder present in person or by proxy, attorney or representative has one vote and on a poll, has one vote for each fully paid share held. Presently, we have only one class of fully paid ordinary shares and these do not have any voting restrictions. If shares are not fully paid, the number of votes attaching to the shares is pro-rated accordingly.

An ordinary resolution is passed:

     . on a show of hands, by a majority of shareholders present in person or by proxy, attorney or representative voting in favour of the resolution; and
     . on a poll, by shareholders present in person or by proxy, attorney or representative holding at least a majority of the votes cast in favour of the ordinary resolution.

                             Telstra Corporation Limited and controlled entities


Constitution and Documents on Display
--------------------------------------------------------------------------------

A special resolution is passed:

     . on a show of hands, by at least 75% of shareholders present in person or by proxy, attorney or representative voting in favour of the resolution; and
     . on a poll, by shareholders present in person or by proxy, attorney or representative that represent at least 75% of the votes cast in favour of the special resolution.

Dividends

Subject to any special rights attaching to our shares and to the terms of any issue of shares to the contrary, shareholders receive dividends according to the number of shares held and the amount paid up on those shares. Currently, no special rights attach to any of our shares.

Rights to profits

The power to declare dividends, pay dividends and fix the time for their payment is vested in the board of directors. Our directors may, before declaring or paying a dividend, set aside out of our profits any amount that they think should be applied as a reserve. Our directors may also carry forward profits which they consider should not be distributed as a dividend, without transferring those profits to a reserve.

A declaration by our directors as to the amount of the profits available for dividend is conclusive and binding on all shareholders.

Documents to be sent to shareholders

Shareholders will receive a copy of any financial statements or other documents which we must send to shareholders under our constitution, the Corporations Act and the ASX Listing Rules. We also offer shareholders the opportunity to receive electronic copies of these documents via e-mail as an alternative to receiving hard copies.

Winding-up

If Telstra is wound up, our surplus assets must be applied first in the repayment of paid up capital (including credited as paid). Any remaining surplus assets will then be distributed to shareholders in the following order:

     . to any shareholders with special rights attaching to their shares (presently, there are none); and
     . to other shareholders in proportion to the capital paid up (including credited as paid) or which ought to have been paid up (including credited as paid) at the commencement of the winding-up on their shares.

Number of directors

At all times, we must have between 3 and 13 directors on the board of directors. Shareholders may vote to increase the maximum number of directors.

Directors' share qualification

Our directors do not require a share qualification.

Retirement of directors

Our directors (other than the CEO) may not retain office for more than three years without offering themselves for re-election. At the annual general meeting
(AGM) in each year, at least one-third of our directors (other than the CEO) must retire from office. The directors to retire by rotation at each AGM are those who have been longest in office.

Telstra Corporation Limited and controlled entities


Constitution and Documents on Display
--------------------------------------------------------------------------------

In addition, our board has adopted a policy that requires our directors to:

     . retire at the AGM following their 72nd birthday. Persons over the age of 72 may be appointed or re-appointed as directors but only if approved by shareholders passing a special resolution at a general meeting; and
     . ensure that the maximum tenure of non-executive directors is 12 years (usually four terms of three years).

Directors' interests

A director who has a material personal interest in a proposal, arrangement or contract that is being considered at a meeting of our directors has a limited right to be present at the relevant meeting and to vote on the matter.

The power to be present and vote only exists in certain circumstances prescribed by the Corporations Act. These are:

     . when the board has passed a resolution that identifies the director and his/her interest and states that the other directors are satisfied that the interest should not disqualify the director from voting or being present; or

     . where the Australian Securities & Investments Commission (ASIC) makes a declaration or class order that the director may be present and vote notwithstanding his/her material personal interest.

The directors' power to vote compensation to themselves in the absence of an independent quorum is limited. If there are not enough directors to form a quorum because interested directors are disqualified, the directors must:

     .  call a general meeting to consider a resolution to deal with the matter;
        or

     . seek a declaration from ASIC allowing the interested director to vote and be included in the quorum. Note, however, that ASIC will only exercise this power when the matter needs to be dealt with urgently and cannot be dealt with in a general meeting.

Officers' indemnity and insurance

Our constitution provides for us to indemnify each officer, to the maximum extent permitted by law, against any liability incurred as an officer provided that:

     .  the liability is not owed to us or a related body corporate;

     . the liability is not for a pecuniary penalty or compensation order made by a court under the Corporations Act; and

     . the liability does not arise out of conduct involving a lack of good faith.

Our constitution also provides for us to indemnify each officer, to the maximum extent permitted by law, for legal costs and expenses incurred in successfully defending civil or criminal proceedings.

If one of our officers or employees is asked by us to be a director or alternate director of a company which is not related to us, our constitution provides for us to indemnify the officer or employee out of our property for any liability he or she incurs. This indemnity only applies if the liability was incurred in the officer's or employee's capacity as a director of that other company. It is also subject to any corporate policy made by our CEO. Our constitution also allows us to indemnify employees and outside officers in some circumstances. The terms "officer", "employee" and "outside officer" are defined in our constitution.

                             Telstra Corporation Limited and controlled entities


Constitution and Documents on Display
--------------------------------------------------------------------------------

We may pay an insurance premium insuring a person who is or has been a director, secretary or executive officer of Telstra or of one of our related bodies corporate against certain liabilities incurred by that person in such a capacity. The insurance will not cover liabilities which arise out of conduct involving a wilful breach of that person's duty to us or a breach of their duty not to improperly use their position or company information.

Dividend policy

It is our current policy to declare ordinary dividends of at least 60% of operating profit attributable to shareholders, subject to taking into consideration a number of commercial factors including the interests of shareholders, cash requirements for future capital expenditure and investments and relevant industry practice.

Documents on display

It is possible to read and copy documents referred to in this annual report that have been filed with the SEC at the SEC's public reference room located at 450 Fifth Street, NW, Washington DC 20549. Please contact the SEC at 1-800-SEC- 0330 for further information.

Telstra Corporation Limited and controlled entities


Exchange Controls and Foreign Ownership
--------------------------------------------------------------------------------

Absence of exchange controls

We will remit dividends, interest or other payments to holders of our securities, unless we are prohibited from doing so.

There are no general restrictions on moving money in or out of Australia. However, Australian foreign exchange and other controls are implemented from time to time against certain countries, entities and persons. Without prior approval of the Reserve Bank of Australia, we are currently prohibited from making payments to (or relating to) specified supporters of the former Milosevic regime of the Federal Republic of Yugoslavia and specified ministers and senior officials of the Government of Zimbabwe. Further, we are currently restricted from giving assets to the Taliban, Usama bin Laden, the Al- Qaida organisation and other persons and entities identified as terrorists or sponsors of terrorism without the permission of the Australian Government. We are also currently prohibited from transferring the assets of the previous Government of Iraq, Saddam Hussein, other senior officials of his regime and their immediate families other than to a development fund established to aid Iraq's reconstruction and rehabilitation.

Restrictions on foreign ownership

Telstra Act

The Telstra Act provides that an "unacceptable foreign-ownership situation" will exist in relation to Telstra if all "foreign persons" and their associates hold, in total, a "particular type of stake" in us of more than 35% of shares held by persons other than the Commonwealth (Aggregate Limit) or if any foreign person and its associates hold a "particular type of stake" in Telstra of more than 5% of shares held by persons other than the Commonwealth (Individual Limit). "Foreign person", "associate", "group", "particular type of stake", "direct control interest" and "interest" in a share are all defined in the Telstra Act and are summarised below under "Definitions".

Where an acquisition of shares or interests in shares in any company results in:

     .  an "unacceptable foreign-ownership situation" in relation to Telstra;

     . an increase in the total of any type of stake held by any group of foreign persons in Telstra where there exists a breach of the Aggregate Limit; or

     . an increase in any type of stake in Telstra held by any foreign person who is already in breach of the Individual Limit,

and the person acquiring the shares knew or was reckless as to whether the acquisition would have that result, that person is guilty of an offence punishable on conviction by a fine not exceeding A$40,000.

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

                             Telstra Corporation Limited and controlled entities


Exchange Controls and Foreign Ownership
--------------------------------------------------------------------------------

On or after registration of a transfer or transmission application for a share, when the acquirer first becomes a shareholder, the acquirer must generally notify us whether it is either:

     . a person with an interest in a share who is either a foreign person or an associate of a foreign person; or

     . a person who holds a share in which a foreign person or an associate of a foreign person has an interest (foreign holder).

The information derived from these notifications will be reflected in a register by means of a foreign coding.

Systems have been established for shares traded on the ASX so that notifications are given by brokers as part of routine provision of ASX settlement information (ASX systems). The ADR custodian under the ADR facilities is automatically treated as a foreign holder for the purposes of the constitution, as are all holders of shares on the New Zealand share register. In the case of other transfers or transmission applications, the onus is on the acquirer to notify us if it is a foreign holder.

All shares held by foreign holders will be treated as foreign unless the holder:

     . notifies that some of its shares are ones in which a foreign person or associate of a foreign person has an interest (foreign shares) whereas others are not and either:

        . divides its holding into separate Holder Identification Numbers or Security Holder Reference Numbers under the ASX's CHESS* system, one for foreign shares and one for shares which are not foreign; or

        . agrees to provide bi-monthly notices indicating the breakdown of its holding into foreign and non-foreign shares.

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

Telstra Corporation Limited and controlled entities


Exchange Controls and Foreign Ownership
--------------------------------------------------------------------------------

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

Disposal notices will not be given in respect of:

     . foreign shares acquired from the international underwriters on closing of the international offerings in 1997 and 1999;

     . foreign shares acquired under a particular form of ASX "special crossing" for transfers among foreign holders. Shares can only be transferred under such a special crossing if they are not, and are not liable to become, the subject of a disposal notice; or

     . shares registered on the New Zealand branch share register or represented by ADRs, though shares may only be transferred onto the New Zealand branch share register or ADR program if they are not, and are not liable to become, the subject of a disposal notice.

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

The above summary is not complete and is subject to, and qualified by, reference to the constitution and current rules and procedures that have been adopted by us for the administration of the foreign ownership provisions in the Telstra Act. Copies of the constitution, the rules and the Telstra Act, are available for inspection through the Company Secretary, Telstra Corporation Limited, 242 Exhibition Street, Melbourne, Victoria 3000, Australia during normal working hours.

Definitions

"Foreign person" is defined in the Telstra Act as:

     . a foreign citizen (defined in the Telstra Act as a non-Australian citizen) not ordinarily resident in Australia (a "foreign citizen");

     . a company where a foreign citizen or a foreign company (defined in the Telstra Act as an overseas incorporated company) holds a particular type of stake in the company of more than 15%;

     . a company where a group of two or more persons, each of whom is either a foreign citizen or a foreign company holds, in total, a particular type of stake in the company of more than 40%;

                             Telstra Corporation Limited and controlled entities


Exchange Controls and Foreign Ownership
--------------------------------------------------------------------------------

     . the trustee of a trust estate in which a foreign citizen or a foreign company holds a substantial interest (essentially a 15% beneficial interest, including such foreign citizen's or foreign company's associates' interests); or

     . the trustee of a trust estate in which two or more persons, each of whom is either a foreign citizen or a foreign company, hold an aggregate substantial interest (essentially a 40% beneficial interest including each such foreign citizen's or foreign company's associates' interests).

A "particular type of stake" in any company held by any person is defined as the aggregate of the "direct control interests" of that type in that company held by that person and that person's associates.

An "associate" of a person is defined to include:

     . a wide range of direct and indirect relationships such as relatives, partners, employees and employers of the person;

     . if the person is an employee of an individual, other employees of the individual;

     . if the person is a company, an officer of the company and, if the person is an officer of a company, the company and other officers of the company;

     . the trustee of a discretionary trust where the person or an associate of the person is a beneficiary;

     . a company whose directors are accustomed, or under an obligation, to act in accordance with the wishes, directions or instructions of the person;

     . a company where the person is accustomed, or under an obligation, to act in accordance with the company's wishes, directions or instructions;

     . a company in which the person has a particular type of stake of at least 15% or, if the person is a company, a person who holds a particular type of stake of at least 15% in it; and

     .  an associate of an associate of the person.

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

A "direct control interest" of any person in any company is defined as the equivalent percentage of:

     . the total paid up share capital of the company in which the person holds an interest;

     . the voting power in the company that the person is in a position to control;

     . the total rights to distributions of capital or profits of the company to its shareholders on a winding up held by the person;

     . the total rights to distributions of capital or profits of the company to its shareholders, other than on a winding up, held by the person; and

     .  traced interests held via interposed entities.

Telstra Corporation Limited and controlled entities


Exchange Controls and Foreign Ownership
--------------------------------------------------------------------------------

"Interest in a share" is defined to include:

     .  legal or equitable interests in a share;
     .  certain rights under a contract to purchase a share;
     .  options to acquire a share or an interest in a share;
     . a right to have a share transferred to the person's order; and . an entitlement to acquire a share or an interest in a share or to exercise or control the exercise of a right attached to the share.

However, certain interests in shares are disregarded, including:

     . certain interests of lenders under or following enforcement of security arrangements;

     . interests of a trustee or manager of, or a custodian for, a unit trust or certain Australian complying or exempt superannuation funds, if such trustee, manager or custodian reasonably believes that foreign persons hold beneficial interests in less than 40% of the capital and income in the trust or fund;

     . interests held by an Australian registered life insurance company or a custodian for it, in respect of a statutory fund, if the company reasonably believes that less than 40% of policy holder liabilities of the fund are owed to foreign persons;

     . interests held by nominees, custodians or depositaries, or brokers acting on clients' instructions in the ordinary course of business, provided in each case the holder has no beneficial interest or discretionary voting authority in respect of the underlying shares;

     . certain interests held by the international underwriters and their related corporations;

     . shareholder interests in companies other than us, which are not "foreign persons" under the Foreign Acquisitions and Takeovers Act 1975 (Cwth);

     . interests held by persons who are not foreign persons and do not have any substantive foreign associates (that is, persons who directly or indirectly control them, with whom they act in concert or in accordance with whose wishes, instructions or directions they are obliged or accustomed to act);

     . interests held by any person to the extent that, after such interests have been included in the "stake" of that person and any of its substantive foreign associates, such interests would also be included in the stake of a non-substantive associate of the person; and

     . interests held by any person who is not a foreign person to the extent that, in determining the total of the stakes of a group of foreign persons, such interests would be counted more than once for that purpose.

References to "interests" in shares exclude disregarded interests.

                             Telstra Corporation Limited and controlled entities


Exchange Controls and Foreign Ownership
--------------------------------------------------------------------------------

Foreign Acquisitions and Takeovers Act 1975 (Cwth)

The Foreign Acquisitions and Takeovers Act 1975 (Cwth) applies to any acquisition of an interest in the shares of an Australian company with total assets of A$50 million or more which results in the acquisition of or addition to a substantial interest in the Australian company. A "substantial interest" is defined to be any single foreign person and its associates controlling 15% or more, or two or more foreign persons and their associates in aggregate controlling 40% or more, of shares or voting power. Any proposed acquisition which would result in these thresholds being exceeded should be notified to the Federal Treasurer and a statement of no objection issued (with or without conditions) in advance of completion of the acquisition. When assessing the proposed acquisition, the Federal Treasurer will have regard to the limits prescribed by the Telstra Act which are also reflected in Australia's Foreign Investment Policy.

Foreign ownership status

At 12 December 2003, the number of Telstra shares recorded as foreign on the Telstra register was 6.4717% of the total number of issued Telstra shares.

Telstra Corporation Limited and controlled entities


Taxation
--------------------------------------------------------------------------------

Australian taxation

The Australian Taxation Office has provided an indicative opinion confirming the Australian income taxation implications of investment in shares and ADSs as summarised in the following discussion.

The tax profile of each investor will determine the applicable Australian income taxation implications for that investor. For example, some investors (such as financial institutions) may hold their investments on income account rather than on capital account, in which case the comments below concerning capital gains implications will not be applicable. Certain tax non-residents may, irrespective of whether the assets they dispose of are capital gains tax assets that have the necessary connection with Australia (for the purpose of these discussions, these assets are referred to as "taxable Australian assets"), be liable to tax in respect of a profit on a dealing in the asset as ordinary income.

This discussion is based on the law in force at the date of this annual report. In 1999, the Government conducted a review of business taxation in Australia and received an independent report setting out recommendations for consideration. Many of the recommendations have now been enacted. Other recommendations are currently before Parliament where both the House of Representatives and the Senate would need to pass appropriate legislation to give effect to the policy adopted. Some of the recommendations have been agreed to "in principle" by the Commonwealth Government, some have been rejected and some of the recommendations are still being considered. The legislation finally passed may have an effect on individual investors. There is a risk that changes to Australian business taxation may adversely affect us.

One of the recommendations which has been enacted during fiscal 2003 is legislation which enables the Telstra Entity and its Australian resident wholly owned entities to be treated as a single entity for income tax purposes. The Telstra Entity has elected to form a tax consolidated group from 1 July 2002.

Treatment of shares

Taxation of dividends

An imputation system operates in Australia in respect of company income tax. In the absence of an exemption or concession, Australian resident companies are liable for Australian income tax on their taxable income at the corporate rate which is currently 30%. The payment of Australian income tax by Australian companies generates a franking credit which, when the company pays a dividend to shareholders, generally flows through to Australian resident shareholders.

At present, it is expected that we will be able to fully frank declared ordinary dividends out of fiscal 2004 earnings. However, no assurance can be given as to the level of franking of ordinary dividends in the future. This is because it depends upon, amongst other factors, our earnings, Government legislation and our taxation position.

A tax off set equivalent to the franking credit (known as a "franking rebate") may be available to certain Australian resident shareholders.

Under certain rules, there are circumstances where an investor may not be entitled to the benefit of franking credits. The application of these rules depends on the investor's own circumstances including the period for which the shares are held and the extent to which the investor, if a resident, is "at risk" in relation to their investment.

Fully franked dividends paid to non-resident shareholders are not subject to dividend withholding tax (DWHT). Dividends to the extent that they are not fully franked are generally subject to DWHT at the rate of 30% (unless reduced by a double tax treaty). In the case of US tax residents who hold less than 10% of the

                             Telstra Corporation Limited and controlled entities


Taxation
--------------------------------------------------------------------------------

voting power in Telstra, provided that the shares are not effectively connected with a permanent establishment or a fixed base of a tax non-resident in Australia through which the tax non-resident carries on business in Australia or provides independent personal services, the rate is reduced under the double tax treaty to 15%.

Accordingly, dividends paid by us to tax non-residents to the extent to which they are franked will not be subject to DWHT. The unfranked part of any dividends paid by us to tax non-residents will be subject to DWHT. We deduct DWHT and the tax non-resident receives dividends on the shares net of DWHT.

Fully franked dividends paid to tax non-residents and dividends that have been subject to DWHT are not subject to any further Australian income tax.

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

Generally, the "business profits" articles of Australia's double tax treaties provide that a resident of a treaty country is not subject to Australian income tax on "business profits" derived in Australia, unless derived at or through a permanent establishment in Australia. In the case of residents of the US,
Article 7 (1) of the Convention between Australia and the US for the Avoidance of Double Taxation (the US Treaty) provides that the business profits of a US enterprise are only taxable in the US unless the enterprise carries on business in Australia through a permanent establishment situated in Australia. The term "permanent establishment" is defined in Article 5 of the US Treaty. In the view of the ATO, capital gains realised on the disposal of shares would not be "business profits" and the domestic capital gains tax provisions would apply. Investors should seek their own independent taxation advice should they wish to rely on a double tax treaty for relief from liability to pay Australian income tax upon the disposal of a share.

Investors who incur a liability for Australian income tax will be required to file an income tax return in Australia.

Treatment of American depositary receipts (ADRs)

Non-resident holders of ADRs evidencing ADSs will be treated for Australian income tax purposes as the owners of the shares represented by the ADSs.

Taxation of distributions

The Depositary will receive dividends on the shares represented by the ADSs net of DWHT (where payable). Holders of ADRs will not be subject to any further Australian income tax on distributions representing fully franked dividends or dividends that have been subject to DWHT.

Telstra Corporation Limited and controlled entities


Taxation
--------------------------------------------------------------------------------

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

From 1 July 2001, stamp duty on the transfer of shares which are quoted on a recognised stock exchange was abolished in the ACT. This covers both the situation where the transfer of such shares is affected by way of an "on-market" transfer (ie. through a broker) or by way of an "off-market" transfer.

This abolition also applies to the transfer of ADRs because ADRs are treated in the same way as shares for stamp duty purposes. Accordingly, from 1 July 2001 the transfer of ADRs is also not subject to stamp duty in the ACT.

United States taxation

This section describes the material US federal income tax consequences to a US holder (as defined below) of owning shares or ADSs. It applies to investors only if they hold their shares or ADSs as capital assets for tax purposes. This section does not apply to investors if they are a member of a special class of holders subject to special rules, including:

     .  a dealer in securities;
     . a trader in securities that elects to use a mark-to-market method of accounting for securities holdings;
     .  a tax-exempt organisation;
     .  a life insurance company;
     .  a person liable for alternative minimum tax;
     . a person that actually or constructively owns 10% or more of Telstra's voting stock;
     . a person that holds shares or ADSs as part of a straddle or a hedging or conversion transaction; or
     . a US holder (as defined below) whose functional currency is not the US dollar.

                             Telstra Corporation Limited and controlled entities


Taxation
--------------------------------------------------------------------------------

This section is based on the Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations, published rulings and court decisions, as well as on the US Treaty. These laws are subject to change, possibly on a retroactive basis. In addition, this section is based in part upon the representations of the Depositary and the assumption that each obligation in the deposit agreement and any related agreement will be performed in accordance with its terms.

An investor is a US holder if it is a beneficial owner of shares or ADSs and it is:

     .  a citizen or resident of the US;
     .  a domestic corporation;
     . an estate whose income is subject to US federal income tax regardless of its source; or
     . a trust if a United States court can exercise primary supervision over the trust's administration and one or more United States persons are authorized to control all substantial decisions of the trust.

Investors should consult their own tax advisors regarding the US federal, state and local and the Australian and other tax consequences of owning and disposing of shares and ADSs in their particular circumstances. In general, and taking into account the earlier assumptions, for US federal income tax purposes, if investors hold ADRs evidencing ADSs, they will be treated as the owner of the shares represented by those ADRs. Exchanges of shares for ADRs, and ADRs for shares, generally will not be subject to US federal income tax.

Taxation of distributions on shares or ADSs

Under the US federal income tax laws, if an investor is a US holder, the gross amount of any dividend we pay out of our current or accumulated earnings and profits (as determined for US federal income tax purposes) is subject to US federal income taxation. If an investor is a non-corporate US holder, dividends paid to them in taxable years beginning after December 31, 2002 and before January 1, 2009 that constitute qualified dividend income will be taxable to them at a maximum tax rate of 15% provided that they hold the shares or ADSs for more than 60 days during the 120-day period beginning 60 days before the ex-dividend date and meet other holding period requirements. Dividends Telstra pays with respect to the shares or ADSs generally will be qualified dividend income.

Investors must include any Australian tax withheld from the dividend payment in this gross amount even though they do not in fact receive it. The dividend is taxable to investors when they, in the case of shares, or the Depositary, in the case of ADSs, receive the dividend, actually or constructively. The dividend will not be eligible for the dividends-received deduction generally allowed to US corporations in respect of dividends received from other US corporations. The amount of the dividend distribution that investors must include in their income as a US holder will be the US dollar value of the Australian dollar payments made, determined at the spot A$/US$ rate on the date the dividend distribution is includible in their income, regardless of whether the payment is in fact converted into US$. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date they include the dividend payment in income to the date they convert the payment into US$ will be treated as ordinary income or loss and will not be eligible for the special tax rate applicable to qualified dividend income. The gain or loss generally will be income or loss from sources within the US for foreign tax credit limitation purposes. Distributions in excess of current and accumulated earnings and profits, as determined for US federal income tax purposes, will be treated as a non-taxable return of capital to the extent of their basis in the shares or ADSs and thereafter as capital gain.

Subject to certain limitations, the Australian tax withheld in accordance with the US Treaty and paid over to Australia will be creditable against investors' US federal income tax liability. Special rules apply in determining the foreign tax credit limitation with respect to dividends that are subject to the maximum 15% tax rate.

Telstra Corporation Limited and controlled entities


Taxation
--------------------------------------------------------------------------------

Dividends will be income from sources outside the US, but generally will be "passive income" or "financial services income" which is treated separately from other types of income for purposes of computing the foreign tax credit allowable to investors.

Taxation of capital gains

If an investor is a US holder and it sells or otherwise disposes of its shares or ADSs, it will recognize capital gain or loss for US federal income tax purposes equal to the difference between the US dollar value of the amount that it realizes and its tax basis, determined in US$, in its shares or ADSs. Capital gain of a non-corporate US holder that is recognized on or after 6 May 2003 and before 1 January 2009 is generally taxed at a maximum rate of 15% where the holder has a holding period greater than one year. The gain or loss will generally be income or loss from sources within the US for foreign tax credit limitation purposes.

                             Telstra Corporation Limited and controlled entities


Quantitative and Qualitative Disclosures about Market Risk
--------------------------------------------------------------------------------

The potential for change in the market value of our financial assets and liabilities is referred to as "market risk". We enter into financial instruments to manage our exposure to interest rates and foreign currency rates that arise as part of our normal business operations.

Derivatives are financial instruments such as futures, foreign exchange forwards and swaps that derive their value from underlying assets, indices, reference rates or a combination of these factors. We use derivative financial instruments, in accordance with board approved policies, to hedge the market risks and volatility of financial outcomes arising from the underlying physical position.

We are exposed to interest rate risk due to our borrowings

Our borrowings are generally for maturities of up to ten years and we manage our debt in accordance with targeted interest rate and debt portfolio maturity profiles. Where the actual interest rate profile on the physical debt profile differs from our desired target, we use interest rate swaps and futures contracts to achieve the target profile. Our net debt portfolio therefore includes both physical borrowings (such as bonds and commercial paper) and associated derivative instruments (such as interest rate swaps).

Our interest rate risk is calculated as the net of the interest rate esposure on our total debt portfolio, offset by any holdings of financial assets whose value is sensitive to interest rates.

The interest rate on a number of our foreign currency and $A borrowings having an approximate face value equivalent to $A 4.7 billion varies according to our credit rating from Standard & Poor's or Moody's Investor Service. The interest rates will increase by up to 0.25% to 0.50% pa if our minimum credit rating falls to A- (S&P) / A3 (Moodys) or below depending on the particular trigger points of each borrowing and the extent of the rating change. In some cases, the interest rate will step-down again if the minimum credit rating was to subsequently increase above the previously mentioned trigger points.

We have exposure to foreign currency risk due to our normal business operations and borrowings

Our foreign currency exchange risk arises from:

     . firm or anticipated transactions for receipts and payments for international telecommunications services settled in foreign currencies;

     .  investments denominated in foreign currencies;

     . purchase commitments for material and supplies with prices dependent on foreign currencies; and

     .  borrowings that are denominated in foreign currencies.

We manage the foreign exchange risk on the major component of our borrowings by effectively converting them to A$ borrowings at drawdown by applying cross currency swaps. Where foreign currency borrowings are used to specifically hedge an underlying exposure they are not swapped to A$ (eg. to hedge finanical investments in foreign exchanges and offshore ventures). The remaining foreign exchange rate risks are managed principally through the use of forward foreign currency derivatives.

Our foreign exchange risk is assesed for each individual currency, calculated by aggregrating the net exposure for that currency.

Our exposure to movements in market risks is assessed and measured on a fair value basis

Two methods are used to assess our overall estimated market risk namely:

     .  sensitivity analysis; and
     .  value-at-risk or "VaR".

Telstra Corporation Limited and controlled entities


Quantitative and Qualitative Disclosures about Market Risk
--------------------------------------------------------------------------------

These show the potential impacts of adverse movements in the fair value of the relevant portfolio at the reporting date as below. It should be recognised that the market rates move in both directions and can be advantageous as well as adverse. Hedging to protect against a downside risk can, in its establishment, remove or diminish the potential upside benefits.

Sensitivity analysis

We undertake a sensitivity analysis on our net debt and foreign exchange exposure portfolios after application of all hedging transactions. This is based on an instantaneous adverse proportional movement of 10% in interest rates and exchange rates.

The probability of this occurring is not factored into this sensitivity analysis. Also, the diverse nature of the portfolios is not taken into account and concurrent adverse movements in all exchange rates and interest rates is assumed.

For these reasons, the analysis may be conservative and not represent likely market volatility since historically it is unlikely that there would be a concurrent adverse movement across all factors.

Adverse proportional movement of 10% across risk categories
------------------------------------------------------------
                                             As at 30 June
                                            2003      2002
                                                 (A$m)
------------------------------------------------------------
Risk Categories
   Interest rates.......................       186       388
   Foreign currency rates...............        98        10
                                           -----------------
                                   Total       284       398
                                           =================

The foreign currency rate numbers include the translation exposure movements generated from our overseas investments in CSL and TelstraClear. The TelstraClear translation exposure has increased from the previous fiscal year due to a capital restructure undertaken in fiscal 2003 which generated an increase in the exposure level. The CSL exposure has reduced as a result of capital restructures undertaken in fiscal 2003. A proportion of both these exposures is hedged using a combination of foreign currency borrowings and foreign currency derivatives.

VaR

VaR is used to assess the maximum potential adverse outcome due to market movements over a defined time horizon and with a specified confidence level based on historical volatilities.

For the VaR numbers reported below, a one month time horizon and a 99% confidence level were used. This time horizon differs from many financial institutions who hedge for trading purposes where a one day period may be more appropriate.

We consider a one month holding period is appropriate as our hedging activities are of a non-trading nature.

The monthly figures quoted can be approximately converted to daily assessments by multiplying by 0.22 or to 12 monthly estimates by multiplying by 3.5. For example, the VaR result for foreign exchange of $47 million converts to an annual equivalent of approximately $165 million.

We derive the potential fair value impact by applying historical volatility measures to the identified market risk. Unlike sensitivity analysis, VaR analysis takes into account the diversified nature of our net debt and net foreign exchange exposure portfolios and incorporates historical correlation between the markets. It should be noted that historical volatility is only an indication of future volatility and that actual volatility could be substantially different.

                             Telstra Corporation Limited and controlled entities


Quantitative and Qualitative Disclosures about Market Risk
--------------------------------------------------------------------------------

We arrived at the VaR numbers by using a Monte Carlo simulation model developed by our consulting actuaries, William M Mercer Pty Ltd, which uses the RiskMetrics/#/ methodology and RiskMetrics/#/ data sets. The data sets from RiskMetrics/#/ comprise:

     . interest rate and foreign exchange rate volatilities; and . correlations between interest rates and foreign exchange rates.

The simulation model determines the distribution of the fair value of our debt portfolio and foreign exchange portfolio at future rates. This is undertaken by simulating interest and foreign exchange movements against our actual transaction portfolio. In deriving the VaR numbers, 50,000 simulations have been undertaken to ensure the production of stable, robust results.

The VaR methodology adopted determines the maximum potential adverse outcome on the fair value with a 99% confidence level (ie. the value for which there is a 1% chance of being exceeded).

VaR /(1)/
------------------------------------------------------------
                                             As at 30 June
                                            2003      2002
One month holding period                         (A$m)
------------------------------------------------------------
Risk categories
   Interest rates.......................       240       276
   Foreign currency rates...............        47        60
                                           -----------------
   Sub-total............................       287       336
Diversification effect /(2)/............       (52)      (50)
                                           -----------------
                                   Total       235       286
                                           =================
----------
/(1)/ For approximate conversions from monthly VaR cost multiply by 0.22 to give daily VaR and 3.5 to give twelve monthly VaR. These conversion factors assume that the portfolios continue with the same basis profiles, such as maturity and debt mix.
/(2)/ Equals the difference between the total monthly VaR and the sum of the monthly VaRs for the two risk categories. This effect arises because there is a degree of correlation between the two market risk categories.

Telstra Corporation Limited and controlled entities


Quantitative and Qualitative Disclosures about Market Risk
--------------------------------------------------------------------------------

VaR calculations were undertaken for portfolio balances at the end of each quarter during fiscal 2003. The following table shows the high, low and average amounts of the portfolio VaR based on these quarterly results. It should be noted that the portfolio composition changes each quarter and that the high and low quarters are selected based on the then existing portfolio values. It is therefore possible that these quarters do not represent the high or low for each particular component of interest rate and foreign exchange rate movements and that inter quarter exposures change significantly.

VaR /(1)/ analysis
------------------------------------------------------------------------
                                                As at 30 June 2003
                                             High      Low      Average
One month holding period                              (A$m)
------------------------------------------------------------------------
Risk categories
   Interest rates.......................        301      236         253
   Foreign currency rates...............         55       45          49
                                            ----------------------------
   Sub-total............................        356      281         302
Diversification effect /(2)/                    (36)     (46)        (39)
                                            ----------------------------
                                   Total        320      235         263
                                            ============================
----------
/(1)/ For approximate conversions from monthly VaR cost multiply by 0.22 to give daily VaR and 3.5 to give twelve monthly VaR. These conversion factors assume that the portfolios continue with the same basis profiles, such as maturity and debt mix.
/(2)/ Equals the difference between the total monthly VaR and the sum of the monthly VaRs for the two risk categories. This effect arises because there is a degree of correlation between the two market risk categories.

Additional information regarding our market risks is provided in note 29 to our financial statements.

                             Telstra Corporation Limited and controlled entities


Corporate Governance and Board Practices
--------------------------------------------------------------------------------

The Telstra board aims for best practice in the area of corporate governance. This section describes the main corporate governance practices in place during fiscal 2003. Further information regarding our corporate governance and board practices can be found on our website, www.telstra.com.au/communication/ shareholder.

The board

Telstra directors are accountable to shareholders for the proper management of Telstra's business and affairs and delegate responsibility for day-to-day management to the CEO. The board's key responsibilities are to:

     .  establish, monitor and modify Telstra's corporate strategies;
     .  ensure best practice corporate governance;
     .  appoint the CEO and approve succession plans;
     .  monitor the performance of Telstra management;
     . ensure that appropriate risk management systems, internal control and reporting systems and compliance frameworks are in place and are operating effectively;
     .  monitor financial results;
     . approve decisions concerning Telstra's capital, including capital restructures and dividend policy; and
     .  comply with the reporting and other requirements of the Telstra Act.

The board has adopted a formal charter and separate operating principles that detail the role and responsibilities of the board and its members.

Structure of the board

The maximum number of directors provided for by our constitution is 13 and we currently have 12 directors on the board. A casual vacancy to the board may be filled or an additional director appointed, up to the maximum number of directors, either:

     .  by the directors after consulting with the Communications Minister; or

     .  by an ordinary resolution of shareholders.

The CEO is an executive director. The chairman, the deputy chairman and other members of the board are all non- executive directors and are independent of management and free of any business or other relationship that could materially interfere with the exercise of their unfettered and independent judgment.

The tenure of the CEO is linked to his executive office, while one third of all other directors are subject to retirement by rotation each year. Directors who retire by rotation may be re-elected. A director appointed by the directors is subject to re-election at the next AGM. The board's general policy on board membership for non-executive directors is:

     .  the maximum retirement age is 72 years; and

     .  the maximum tenure is 12 years (ie. usually four terms of three years).

Directors and board committees are able to obtain professional advice independent of management or Telstra's advisers, at Telstra's cost.

A brief biography for each director, together with details of the year of initial appointment and re-election (where applicable) of each Telstra director, is outlined in the "Directors, Management and Employees" section of this annual report.

Telstra Corporation Limited and controlled entities


Corporate Governance and Board Practices
--------------------------------------------------------------------------------

Meetings of the board

The board meets for both scheduled meetings and on other occasions to deal with specific matters that require attention between scheduled meetings.

The regular business of the board includes business investments and strategic matters, governance and compliance, CEO's report, financial reports and, on a rotational basis, business unit reviews. The board also liaises with senior management as required and may consult with other Telstra employees and advisers and seek additional information.

Committees of the board

The board also operates through committees that hold responsibility for particular areas. The two main committees are the Audit Committee and the Appointments and Compensations Committee. Each committee operates in accordance with a written charter, operating principles and Telstra's constitution.

Audit Committee

The Audit Committee is a committee of the board of directors whose primary functions are to:

     . assist the board in its oversight of the reliability and integrity of accounting policies and financial reporting and disclosure practices;
     . provide advice to the board on financial statements, due diligence, financial systems integrity and business risks to enable the board to fulfil its fiduciary and stewardship obligations; and
     . assist the board in establishing and maintaining processes to ensure that there is:
        . compliance with all applicable laws, regulations and company policies; and
        . an adequate system of internal control, management of business risks and safeguard of assets.

Subject to the role of the Auditor-General (as explained below), the Audit Committee (not management) is also responsible for approving all audit engagement fees and programs, as well as all non-audit engagements by Telstra's external auditors.

Membership of the Audit Committee

The Audit Committee is comprised of at least three members who must be non-executive directors who are independent of Telstra management and free from any relationship that, in the business judgment of the board, would interfere with the exercise of their independent judgment as a member of the committee. Each member must also have a working familiarity with basic finance and accounting practices.

In addition, the chairman of the Audit Committee must not be the chairman of the board of directors and no director may serve as a member of the committee if such director serves on the audit committees of more than two other public companies.

The members of the Audit Committee during fiscal 2003 were:

     .  John Stocker (Chairman);
     .  John Ralph;
     .  Charles Macek;
     .  Anthony Clark;
     .  Belinda Hutchinson; and
     .  Catherine Livingstone.

                             Telstra Corporation Limited and controlled entities


Corporate Governance and Board Practices
--------------------------------------------------------------------------------

In February 2003, Belinda Hutchinson resigned as a member of the Audit Committee. Catherine Livingstone was appointed a member of the Audit Committee in June 2003. Details of the qualifications of each member of the Audit Committee are outlined in the "Directors, Management and Employees" section of this annual report.

Meetings of the Audit Committee

The Audit Committee meets at least four times per year or more frequently as circumstances require. Board members are entitled to attend Audit Committee meetings and the committee may ask management, the external auditors and/or others to attend meetings and provide such input and advice as required. The committee may also meet separately with the CEO, management, the internal auditor and the external auditors in relation to matters that it wishes to discuss privately.

Details of the number of meetings held by the Audit Committee during fiscal 2003 and attendance by the committee members are set out in the Directors' report.

Relationship with the external auditor

In accordance with section 36 of the Telstra Act, it is a legislative requirement that the Auditor-General of Australia is the auditor of Telstra Corporation Limited for Australian Corporations Act purposes. The
Auditor-General has appointed an agent, Ernst & Young, to assist in performing independent external audit duties at Telstra (Ernst & Young has performed this function since fiscal 2000).

The Audit Committee has the authority and responsibility to select, evaluate and, where appropriate, replace the external auditor for filings outside of Australia. Telstra, through the Audit Committee, has appointed Ernst & Young as its external auditor for filings outside of Australia and in this respect and for the purposes of these audits, Ernst & Young is responsible for financial reporting purposes rather than the Auditor-General.

The Auditor-General, as auditor of Telstra, owes duties to Telstra and its shareholders as a whole. The Auditor-General also owes statutory duties as an independent officer of the Commonwealth. Ernst & Young, as the external auditor appointed by Telstra for filings outside Australia, is accountable to the board of directors, Audit Committee and shareholders.

The Auditor-General and Ernst & Young are authorised to perform all "audit services", being an examination or review of the financial statements of the Company in accordance with the laws and rules of each jurisdiction in which filings are made for the purpose of expressing an opinion on such statements. The Audit Committee approves the provision of audit services as part of the annual approval of the audit plan.

The Auditor-General does not provide non-audit services. Telstra does not engage Ernst & Young to perform any of the following non-audit services:

     . bookkeeping services and other services related to preparing Telstra's accounting records or financial statements;
     .  financial information system design and implementation services;
     . appraisal or valuation services, fairness opinions, or contribution-in-kind reports;
     .  actuarial services;
     .  internal audit services;
     .  management functions or human resources;
     .  broker or dealer, investment adviser, or investment banking services;
        and
     .  legal services or expert services unrelated to the audit.

Telstra Corporation Limited and controlled entities


Corporate Governance and Board Practices
--------------------------------------------------------------------------------

In addition, Ernst & Young does not provide taxation advice of a strategic or tax planning nature.

All other non-audit services may only be provided by Ernst & Young if the Audit Committee and the Auditor-General have expressly approved the provision of the non-audit service and the performance of the non-audit service will not cause the total annual revenue to Ernst & Young from non-audit work to exceed the aggregate annual amount of Ernst & Young's audit fees. The Audit Committee must not approve the provision of a non-audit service by Ernst & Young if the provision of the service would compromise Ernst & Young's independence.

The Audit Committee expects the Auditor-General and requires Ernst & Young to submit annually to the Audit Committee a formal written statement delineating all relationships between the Auditor-General, Ernst & Young and Telstra or any of its controlled entities. The statement includes a report of all audit and non-audit fees billed by the Auditor-General and Ernst & Young during the most recent fiscal year, a statement of whether the Auditor-General and Ernst & Young are satisfied that the provision of the audit and any non-audit services is compatible with auditor independence and a statement regarding the Auditor-General's and Ernst & Young's internal quality control procedures.

The Audit Committee considers whether Ernst & Young's provision of non-audit services to the Company is compatible with maintaining the independence of Ernst & Young. The Audit Committee also submits annually to the board a formal written report describing any non-audit services rendered by Ernst & Young during the most recent fiscal year, the fees paid for those non-audit services and explaining why the provision of those non-audit services is compatible with auditor independence. If applicable, the Audit Committee recommends that the board take appropriate action in response to the Audit Committee's report to satisfy itself of Ernst & Young's independence.

Subject to the role of the Auditor-General, the Audit Committee will discuss with management the timing and process for implementing a five yearly rotation of the lead audit partner and review partner of Ernst & Young and will consider whether there should be a rotation of the audit firm itself.

Recurring processes

The Audit Committee, on an annual basis:

     . reviews its charter and operating principles to determine their adequacy for current circumstances and recommends to the board the formal adoption of the revised charter and operating principles for future operations of the Audit Committee;
     . meets separately with the internal auditor, the Auditor-General and Ernst & Young, with and without management, to discuss the results of their audits;
     . considers any report or other disclosures to be included in the Company's annual report or other communications to shareholders on the relationships between the Auditor-General, Ernst & Young and the Company; and
     . reviews with management, the Auditor-General and Ernst & Young, the financial report to be included in the annual report, including the Auditor-General's and Ernst & Young's responsibilities under generally accepted auditing standards, significant accounting policies, management judgments and accounting estimates and adjustments arising from the audit, and discusses the Auditor General's and Ernst & Young's judgments about the quality, not just the acceptability, of accounting principles as applied in the financial report.

                             Telstra Corporation Limited and controlled entities


Corporate Governance and Board Practices
--------------------------------------------------------------------------------

Appointments and Compensation Committee

The Appointments and Compensation Committee (A&CC) is a committee of the board of directors whose primary functions include advising the board on matters regarding the composition and remuneration of the board, remuneration and appointment of the CEO and senior management, Telstra remuneration strategies and practices generally and the performance of the CEO. The A&CC performs the functions of, and is equivalent to, a nomination committee and a remuneration committee.

Membership of the A&CC

The A&CC is comprised of at least three members and all members must be independent non-executive directors, as determined by the board. The members of the A&CC during fiscal 2003 were:

     .  Robert Mansfield;
     .  John Ralph; and
     .  Donald McGauchie.

In December 2003, Charles Macek was also appointed a member of the A&CC.

Meetings of the A&CC

The A&CC meets at least two times a year or more frequently as required. The A&CC may request any Telstra employee to attend any meeting as it considers appropriate. However, if an employee has a material personal interest in a matter that is being considered at a meeting, he/she must not be present for consideration of that matter.

Details of the number of meetings held by the A&CC during fiscal 2003 and attendance by the committee members are set out in the Directors' report.

Performance Evaluation and Remuneration

The board regularly reviews its performance and the performance of its committees. In fiscal 2003, the board engaged an external consultant to conduct interviews with each of the directors and selected senior executives to assist in evaluating the performance of the board and its committees. The external consultant's report was provided to each director and the participating senior executives. The external consultant also met with non-executive directors in the absence of management to discuss the outcomes of the review.

Information regarding performance evaluation of senior executives and emoluments for board members and senior executives (including information in relation to remuneration strategy and its relationship to Company performance) can be found in the "Directors, Management and Employees" section of this annual report.

Business values, code of conduct and other company policies

Telstra has a number of internal operating policies and principles which promote ethical and responsible decision making and timely and balanced disclosure. The board is ultimately responsible for ensuring compliance by Telstra officers and employees with these policies and principles.

Telstra Corporation Limited and controlled entities


Corporate Governance and Board Practices
--------------------------------------------------------------------------------

Telstra Values and Code of Conduct

We provide guidance to our directors, senior management and employees on the standards of personal and corporate behaviour required of all Telstra officers and employees and how to deal with business issues through our company values and code of conduct policies. Through these policies we reinforce the standards of ethical behaviour we expect from all employees, which are aimed at understanding and complying with the spirit and letter of legal and regulatory standards. We have a mandatory ethics training program for all employees to reinforce these standards. We also provide assistance to employees on the application and interpretation of the Telstra Values and code of conduct policies through employee help lines.

Whistleblowers

In June 2003, we introduced the Telstra Whistleblowing Service in accordance with a new whistleblowing policy. This policy deals with illegal, unethical or improper business behaviour within Telstra and provides protection for people who make disclosures, as well as the rights of anyone who may be named or affected by a report. The new service and the policy are designed to complement existing policies and procedures such as the Telstra code of conduct policy and the fair treatment and equal employment opportunity procedures.

Share Trading Policy

We have in place a share trading policy that prohibits directors, senior management and certain other employees (and their associates) from engaging in short-term trading of our securities (including the acquisition of derivatives and financial and other products issued or created over Telstra's shares by Telstra or any third party). This policy also restricts the buying or selling of our securities to three "window" periods (between 24 hours and 1 month following the release of our annual results, the release of our half-yearly results and the close of our AGM) and at such other times as the board permits. In addition, directors, senior management and relevant employees must notify the Company Secretary before they or their close relatives buy or sell our securities. Changes to the interests of directors in our securities are, as required by law, notified to the ASX.

Furthermore, as required by law, buying or selling of our securities is not permitted at any time by any person who possesses price-sensitive information which is not generally available in relation to those securities.

Conflicts of Interest

The Corporations Act and our constitution require directors to disclose any conflicts of interest and to generally abstain from participating in any discussion or voting on matters in which they have a material personal interest. In addition, the board has developed procedures to be followed by a director who believes he or she may have a conflict of interest or material personal interest in a matter.

Continuous disclosure

We have in place a comprehensive continuous disclosure procedure which is reviewed and updated on a regular basis. The aim of the procedure is to ensure that we release price-sensitive information in a timely fashion to the various stock exchanges on which our shares and debt securities are listed. Our procedure runs as follows:

     . ultimate management responsibility for continuous disclosure rests with the CEO and the Chief Financial Officer (CFO);

                             Telstra Corporation Limited and controlled entities


Corporate Governance and Board Practices
--------------------------------------------------------------------------------

     . our Continuous Disclosure Committee (Committee), chaired by the Group General Counsel, advises the CFO and the CEO on disclosure matters. The Committee is responsible for an internal disclosure system which ensures that information that might be disclosable is identified and reviewed quickly. The Committee's membership includes the Group General Counsel, the Managing Director - Corporate Relations, the General Counsel - Finance & Administration, the Director of Finance, the Director of Legal, the General Manager - Investor Relations Unit and the Company Secretary;
     . senior management (including the CEO, the CFO, all other Group Managing Directors and their direct reports, all group financial controllers and all legal and regulatory counsel) must immediately inform the Committee of any potentially price-sensitive information or proposal as soon as they become aware of it;
     . a collective recommendation regarding disclosure is then made to the CFO and the CEO. If the matter is disclosable, an announcement is prepared and immediately sent via the Company Secretary's office electronically to all relevant stock exchanges.

We implement several practices internally to reinforce the importance of Telstra's continuous disclosure obligations and the need to keep the Committee informed about potentially disclosable matters. These practices are reviewed regularly and include the following:

     . every director is made aware of our continuous disclosure obligations upon taking office and each member of senior management undertakes training with Telstra's General Counsel - Finance and Administration, in relation to Telstra's continuous disclosure obligations;
     . a weekly e-mail is sent to all senior management reminding them to notify the Committee immediately if they become aware of any potentially price-sensitive information or proposals;
     . the Committee maintains a list of issues which, although not yet disclosable, are monitored in case they become disclosable;
     . all proposed media releases and external speeches and presentations to be made by senior management are reviewed by internal legal counsel to determine whether they should be disclosed;
     . an internal policy is in place governing communications with and provision of information to shareholders, brokers, analysts and financial media;
     . the Legal and Regulatory Compliance and Risk Report prepared for the Audit Committee every quarter includes reporting on continuous disclosure; and
     . the Office of the Company Secretary maintains a record of all market announcements made. The announcements are also posted on our web site after market release is confirmed.

Legal and Regulatory Compliance

We are committed to conducting our business in compliance with all of our legal and regulatory obligations. Compliance with these obligations is not just a legal requirement but is integral to our commitment to our customers, employees, shareholders and the community.

Whilst we have always had in place systems to ensure compliance with our legal and regulatory obligations, we have a more formal compliance program in place. Under this compliance program, each business unit has a plan setting out how they intend to achieve legal and regulatory compliance in their operations through initiatives such as training, dissemination of information and monitoring of compliance outcomes. A Legal and Regulatory Compliance and Risk Report is also prepared for the Audit Committee every quarter. This report provides the Audit Committee with an oversight of the initiatives being taken to achieve legal and regulatory compliance and information on the significant legal cases in which Telstra is currently involved.

Telstra Corporation Limited and controlled entities


Corporate Governance and Board Practices
--------------------------------------------------------------------------------

Business risk management

Through our policies on risk oversight and management, we are committed to the management of risks throughout our operations to protect our employees, the environment, assets, markets, earnings, reputation and shareholder value. The Audit Committee provides advice to the board on the status of business risks to Telstra through an integrated risk management and assurance function.

The risk management and assurance function has promoted a common language and approach used by business units in identifying, measuring and prioritising business risks. The Audit Committee receives reports independently prepared by the Risk Management and Assurance Group, on significant business risks and the strategies to manage these risks.

In addition, we use risk financing techniques including insurance to reduce the financial impact of uncontrollable and catastrophic risks. A central treasury function manages the financial exposures to reduce the volatility of cash flows and asset values arising from interest rate and exchange rate movements in accordance with board approved limits.

Evaluation of Disclosure Controls and Procedures

Our management, including our CEO and CFO, have reviewed and evaluated the effectiveness of our disclosure controls and procedures as of the end of fiscal 2003. Based on that review and evaluation, the CEO and CFO have concluded that our disclosure controls and procedures are effective in providing them with all material information required to be disclosed in this annual report on a timely basis.

In designing and evaluting our disclosure controls and procedures, our management, including our CEO and CFO, recognised that even well designed, implemented and monitored disclosure controls and procedures can provide only a level of assurance of achieving the desired control objectives. As all control systems have inherent limitations, no evaluation of our controls and procedures can provide absolute assurance that all control issues and instances of fraud, if any, within our organisation have been detected.

Shareholder Communications Strategy

We have implemented a number of initiatives to promote effective communication with our shareholders. These include the following:

     .  maintaining an investor relations website;
     . placing all relevant announcements made to the market and related information on our website;
     . webcasting certain events such as briefings and our AGM; and . using electronic communications to advise investors of significant matters that may be of interest to them.

Other Considerations

While the Commonwealth owns more than 50% of the shares in Telstra, we will remain subject to various ministerial and other controls to which other publicly listed companies are not subject. This includes a ministerial power to give us written directions that the Communications Minister believes are in the public interest (section 9 of the Telstra Act). Within these constraints, the board continues to strive to achieve best corporate governance practice.

                             Telstra Corporation Limited and controlled entities


Corporate Governance and Board Practices
--------------------------------------------------------------------------------

Review of Corporate Governance and Board Practices

Telstra is committed to continually reviewing and updating its practices. Whenever any new corporate governance requirements and guidance notes are issued by the NYSE, the SEC or the ASX, the board evaluates and, where appropriate, implements the relevant proposals to ensure that we continue to aim to achieve best practice in corporate governance.

Adoption of International Accounting Standards

The Financial Reporting Council (FRC) announced in July 2002 that Australia would adopt International Financial Reporting Standards (IFRS), formerly known as International Accounting Standards, for financial years beginning on or after 1 January 2005. The adoption of IFRS will first be reflected in Telstra's financial reporting for the half year ending 31 December 2005 and full year ending 30 June 2006.

The transition to IFRS could have material impact on Telstra's financial position and reported results, however it is not possible to quantify the impact at this time. The company has established a project team to manage the convergence to IFRS.

Telstra Corporation Limited and controlled entities


Directors' report
--------------------------------------------------------------------------------

The directors present their report on the consolidated entity (Telstra Group) consisting of Telstra Corporation Limited and the entities it controlled at the end of or during the year ended 30 June 2003.

Principal activity

Telstra's principal activity during the financial year was to provide telecommunications services for domestic and international customers. There has been no significant change in the nature of this activity during the year.

Results of operations

Telstra's net profit for the year was A$3,429 million (2002: A$3,661 million). This was after:

     . deducting income tax expense of A$1,534 million (2002: A$1,796 million); and
     . allowing for net losses attributable to outside equity interests in controlled entities of A$35 million (2002: A$11 million).

Earnings before interest and income tax expense was A$5,723 million, representing a 7.9% decrease from the prior year's result of A$6,216 million.

Earnings per share decreased by 6.3% from 28.5 cents per share in fiscal 2002 to
26.6 cents per share in the current year. Year on year results have been impacted by a number of factors as described below.

Review of operations

Profit before income tax expense for fiscal 2003 declined by 9.5% from the prior year to A$4,928 million primarily due to the write off of the investment in our 50% owned joint venture Reach Ltd (REACH), amounting to A$965 million. The investment was written down due to depressed conditions in the global market for international data and internet capacity, resulting in high levels of excess capacity, intense price competition and lower than expected revenues.

During the year, we continued to develop our full service telecommunications model and focus on cost control. We have seen growth in many areas of the business including mobiles, internet and IP products, advertising and directories and intercarrier services.

Sales revenue increased by A$299 million to A$20,495 million in fiscal 2003. The increase was mainly due to the inclusion of TelstraClear Limited (TelstraClear) revenue for the full twelve months, contributing A$548 million to revenue. TelstraClear was acquired in December 2001 and therefore only seven months of sales revenue was included in fiscal 2002, amounting to A$294 million.

Total revenue (excluding interest revenue) increased by A$814 million to A$21,616 million in fiscal 2003, which included revenue from the sale of assets and investments of A$859 million compared with A$302 million in the prior year. The sale of assets in fiscal 2003 included revenue from the sale of seven office properties of A$570 million.

Operating expenses (before borrowing costs and share of net losses of associates and joint venture entities) increased by A$363 million to A$14,868 million. The increase was due mainly to:

     . the inclusion of TelstraClear expenses of A$609 million for a full year, compared with A$364 million in the prior year; and
     . the carrying value of assets and investments sold during the year of A$661 million, compared with A$307 million in the prior year.

Net borrowing costs increased by 3.2% to A$795 million in fiscal 2003 primarily due to reduced interest received from the PCCW converting note. The original note in fiscal 2002 amounted to US$750 million compared to a US$53 million converting note we now hold as at 30 June 2003.

                             Telstra Corporation Limited and controlled entities


Directors' report
--------------------------------------------------------------------------------

Income tax expense decreased by 14.6% to A$1,534 million in fiscal 2003, giving an effective tax rate of 31.1%. The income tax expense benefited from the introduction of tax consolidation legislation from 1 July 2002. The benefit to income tax expense was A$201 million and resulted from the net increase in the tax value of tax depreciable assets.

Our free cash flow increased by 18.9% to A$4,565 million as a result of higher proceeds from asset and investment sales and a decrease in capital expenditure. Operating capital expenditure declined by 6.6% to A$3,261 million due to tight control of our capital expenditure program. Proceeds from the sale of property, plant and equipment increased by A$603 million to A$797 million mainly as a result of the sale of seven office properties. Investment expenditure amounted to only A$71 million in fiscal 2003, which included the acquisition of the remaining 41.6% of share capital in TelstraClear for A$25 million to give us a 100% ownership interest.

Events occurring after the end of the financial year

The directors are not aware of any matter or circumstance that has arisen since the end of the financial year that, in their opinion, has significantly affected or may significantly affect in future years Telstra's operations, the results of those operations or the state of Telstra's affairs other than:

     . On 28 August 2003, plans were announced to spend between A$800 million and A$1,000 million to buy-back a portion of the Telstra Entity's share capital, subject to regulatory approval. The share buy-back will be an off market buy-back and is the first step of a capital management program. The financial effect of the buy-back cannot be reliably estimated as yet;

     . On 27 August 2003, we entered into an agreement to sell our 22.6% shareholding in our associated entity IBM Global Services Australia Limited (IBM GSA), subject to regulatory approvals. Revenue from the sale of this investment amounted to A$154 million resulting in a profit before income tax expense of A$149 million. We also modified a 10 year contract with IBM GSA to provide information technology services. This modification will result in an expense of A$130 million being recorded in our fiscal 2004 statement of financial performance and the removal of A$1,596 million of expenditure commitments disclosed as at 30 June 2003. In fiscal 2004, the net impact on our profit before income tax expense of this transaction will be A$19 million; and

     . On 18 July 2003, we sold our 16.4% remaining interest in Commander Communications Limited for A$24 million.

The financial effect of the above events after balance date have not been recognised in our statements of financial performance, financial position or cash flows for the year ending 30 June 2003.

Dividends

The directors have declared a final ordinary dividend for the year ended 30 June 2003 of 12 cents per share (A$1,544 million) fully franked. The tax rate at which the dividend is franked is 30%. The record date for the final dividend will be 26 September 2003 with payment being made on 31 October 2003.

Telstra Corporation Limited and controlled entities


Directors' report
--------------------------------------------------------------------------------

During fiscal 2003, the following dividends were paid:

-------------------------------------------------------------------------------------------------------------------------
Dividend                                 Date declared      Date paid         Dividend per share        Total dividend
-------------------------------------------------------------------------------------------------------------------------
Final ordinary dividend for the year
ended 30 June 2002                         28 August 2002   28 October 2002   11 cents franked to 100%    A$1,415 million
Interim ordinary dividend for the year
ended 30 June 2003                       27 February 2003     30 April 2003   12 cents franked to 100%    A$1,544 million
Interim special dividend for the year
ended 30 June 2003                       27 February 2003     30 April 2003    3 cents franked to 100%      A$386 million

Under current legislation, it is expected that Telstra will be able to fully frank declared ordinary dividends out of fiscal 2004 earnings. However, the directors can give no assurance as to the future level of dividends, if any, or of franking of dividends. This is because our ability to pay dividends depends upon, among other factors, our earnings, Government legislation and our tax position.

Significant changes in the state of affairs

There have been no significant changes in the state of affairs of Telstra during the financial year other than:

     . During the first half of fiscal 2003, we wrote off the carrying value of our 50% investment in REACH, amounting to A$965 million. This write off reduced the value of our investments accounted for using the equity method;

     . On 9 April 2003, we acquired an additional 41.6% interest in TelstraClear, giving us 100% ownership of TelstraClear and its controlled entities; and

     . During the year, interest-bearing liabilities decreased by A$1,822 million due to the net repayment of borrowings from available cash flow.

Likely developments

The directors believe, on reasonable grounds, that Telstra would be likely to be unreasonably prejudiced if the directors were to provide more information than there is in this report or the financial report about:

     . the likely developments in Telstra's operations; or . the expected results of those operations in the future.

Details about directors and executives

There have been no changes to the directors of Telstra Corporation Limited during the financial year and up to the date of this report.

Information about directors is provided as follows and forms part of this directors' report:

     . names of directors and details of their qualifications, experience and special responsibilities are given on pages 113 to 115;

     . number of board and committee meetings and attendance by directors at these meetings is provided on page 172;

     .  details of directors' shareholdings in Telstra are shown on page 127;
        and

     .  details of directors' emoluments are given on pages 118 to 120.

                             Telstra Corporation Limited and controlled entities


Directors' report
--------------------------------------------------------------------------------

Senior executive emoluments

This information is provided on pages 120 to 125 and forms part of this report.

Share options

Telstra's equity based compensation includes performance rights, restricted shares, options and deferred shares. Performance rights, restricted shares, and options have performance hurdles. If the hurdles are not met there is no vesting entitlement to acquire Telstra shares. From 1 July 2002, Telstra suspended its option plan and replaced it with a deferred share plan. Generally, deferred shares will only vest when a specified service period is completed.

Telstra expenses the fair value of all performance rights, restricted shares, share options and deferred shares in the results reported under United States generally accepted accounting principles (USGAAP). Consistent with Australian generally accepted accounting principles (AGAAP), the company only expenses options and employee shares when it is certain that there is an actual cost that will be realised by Telstra. When an International Accounting Standard is issued and adopted as AGAAP, Telstra will apply this standard to the accounting for its option and employee share plans.

Since inception, A$285 million has been expensed in the company's USGAAP financial statements in relation to the shares allocated under TESOP97 and TESOP99. Performance rights, restricted shares, options and deferred shares have given rise to a further expense of A$78 million in the USGAAP financial statements since inception. In the AGAAP financial statements, an amount of A$31 million has been expensed in relation to the performance rights and restricted shares. In fiscal 2003, the company has issued performance rights and deferred shares, with A$19 million expensed under USGAAP and A$19 million under AGAAP. Refer to note 19 of the financial statements for an explanation of the option and employee share plans and the accounting treatment applied to each plan.

The Telstra Corporation Act 1991 (Cth) prohibits the Commonwealth's shareholding falling below 50.1%. In order to fulfil its obligations under this Act and under any option or share plan, the trustee of the plan must purchase shares on market for cash to the extent of the assessed liability, for which Telstra provides funding to the trustee. Telstra expenses immediately the funding of the purchase of shares to underpin the allocation of performance rights, restricted shares and deferred shares. The purchase of shares to underpin options is accounted for as a receivable in Telstra's balance sheet as funding is provided to the trustee by Telstra.

Directors' and officers' indemnity

Constitution

Our constitution provides for us to indemnify each officer to the maximum extent permitted by law for any liability incurred as an officer provided that:

     .  the liability is not owed to us or a related body corporate;

     . the liability is not for a pecuniary penalty or compensation order made by a Court under the Corporations Act 2001; and

     . the liability does not arise out of conduct involving a lack of good faith.

Our constitution also provides for us to indemnify each officer, to the maximum extent permitted by law, for legal costs and expenses incurred in successfully defending civil or criminal proceedings.

Telstra Corporation Limited and controlled entities


Directors' report
--------------------------------------------------------------------------------

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

Deeds of indemnity in favour of directors, officers and employees

Telstra has also executed deeds of indemnity in favour of:

     .  directors (including past directors);
     . executive officers (other than directors) and certain employees generally; and
     . employees (including executive officers other than directors) involved in the formulation, entering into or carrying out, of a Telstra Sale Scheme (as defined in the Telstra Corporation Act 1991(Cth)).

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

Environmental regulation and performance

Performance in relation to particular and significant environmental legislation

Telstra's operations are subject to some significant environmental regulation under Commonwealth, State and Territory law, particularly with regard to:

     . the impact of the rollout of telecommunications infrastructure; . site contamination; and
     .  waste management.

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

                             Telstra Corporation Limited and controlled entities


Directors' report
--------------------------------------------------------------------------------

Whilst we have always had in place systems to ensure compliance with our legal and regulatory obligations, we now have a more formal compliance program in place. Under this compliance program each business unit has a plan setting out how they intend to achieve legal and regulatory compliance in their operations through initiatives such as training, dissemination of information and monitoring of compliance outcomes. A Legal and Regulatory Compliance and Risk Report is also prepared for the Audit Committee every quarter.

This report provides the Audit Committee with an oversight of the initiatives being taken to achieve legal and regulatory compliance and with information on the significant legal cases in which Telstra is currently involved.

Tax Consolidation

Effective 1 July 2002, for the purposes of income taxation, Telstra Corporation Limited and its Australian resident wholly owned subsidiaries have formed a tax consolidation group. The entities within the tax consolidated group have entered into a tax sharing agreement. The terms of this agreement specify the methods of allocating any tax liability in the event of default by the Telstra Entity on its group payment obligations and the treatment where a subsidiary member exits the group. The tax liability of the group otherwise remains with the Telstra Entity.

Rounding of amounts

The Telstra Entity is a company of the kind referred to in the Australian Securities and Investments Commission class order 98/100, dated 10 July 1998 and issued pursuant to section 341(1) of the Corporations Act 2001. As a result, amounts in this report and the accompanying financial report have been rounded to the nearest million dollars, except where otherwise indicated.

This report is made in accordance with a resolution of the directors.

/s/ Robert C Mansfield
----------------------------------------
Robert C Mansfield
Chairman

/s/ Ziggy Switkowski
----------------------------------------
Ziggy Switkowski
Chief Executive Officer and
Managing Director
28 August 2003

Telstra Corporation Limited and controlled entities


Directors' report
--------------------------------------------------------------------------------

Directors' meetings

Each director attended the following meetings and board committees during the year as a member of the board or relevant committee:

------------------------------------------------------------------------------
                                    Board               Committees
                                                              Appointments and
                                                  Audit         Compensation
                                a          b   a          b   a              b
------------------------------------------------------------------------------
R C Mansfield.................  9          9   -          -   3              3
J T Ralph.....................  9          9   4          4   3              3
Z E Switkowski/(1)/...........  9          9   -          -   2              2
S H Chisholm..................  9          7   -          -   -              -
A J Clark.....................  9          9   4          4   -              -
J E Fletcher..................  9          9   -          -   -              -
B J Hutchinson/(2)/...........  9          9   2          2   -              -
C B Livingstone/(3)/..........  9          9   -          -   -              -
C Macek.......................  9          9   4          4   -              -
D G McGauchie.................  9          9   -          -   3              3
W A Owens.....................  9          8   -          -   -              -
J W Stocker...................  9          9   4          4   -              -
------------------------------------------------------------------------------

----------
Column a: number of meetings held while a member.
Column b: number of meetings attended.
/(1)/ Retired as a member of the Appointments and Compensation Committee on 26 August 2002.
/(2)/  Retired as a member of the Audit Committee on 17 February 2003.
/(3)/  Appointed as a member of the Audit Committee on 2 June 2003.

                             Telstra Corporation Limited and controlled entities



                 (This page has been left blank intentionally)

Telstra Corporation Limited and controlled entities



                  (This page has been left blank intentionally)

                             Telstra Corporation Limited and controlled entities


Telstra Corporation Limited and controlled entities
--------------------------------------------------------------------------------
Australian Business Number (ABN): 33 051 775 556

Financial Report                                                            Page
as at 30 June 2003                                                        Number

Financial Statements

Statement of Financial Performance.........................................  176
Statement of Financial Position............................................  177
Statement of Cash Flows....................................................  178

Statement of Changes in Shareholders' Equity...............................  185

Notes to the Financial Statements

Note 1    - Summary of accounting policies................................   188
Note 2    - Revenue.......................................................   204
Note 3    - Profit from ordinary activities...............................   205
Note 4    - Income tax expense............................................   212
Note 5    - Segment information...........................................   214
Note 6    - Earnings per share............................................   222
Note 7    - Dividends.....................................................   223
Note 8    - Cash assets...................................................   225
Note 9    - Receivables...................................................   226
Note 10   - Inventories...................................................   227
Note 11   - Investments...................................................   228
Note 12   - Property, plant and equipment.................................   230
Note 13   - Intangible assets.............................................   235
Note 14   - Other assets..................................................   236
Note 15   - Payables......................................................   237
Note 16   - Interest-bearing liabilities..................................   238
Note 17   - Provisions....................................................   243
Note 18   - Contributed equity............................................   246
Note 19   - Employee share plans..........................................   247
Note 20   - Expenditure commitments.......................................   260
Note 21   - Contingent liabilities and contingent assets..................   264
Note 22   - Superannuation commitments....................................   266
Note 23   - Investments in controlled entities............................   269
Note 24   - Investments in joint venture entities and associated
            entities......................................................   277
Note 25   - Directors' remuneration - salaries and other benefits.........   285
Note 26   - Executives' remuneration - salaries and other benefits........   286
Note 27   - Related entity transactions...................................   289
Note 28   - Events after balance date.....................................   294
Note 29   - Additional financial instruments disclosures..................   295
Note 30   - United States generally accepted accounting principles
            disclosures...................................................   304

Directors' Declaration.....................................................  327

This financial report combines the disclosure requirements for both Australian and United States generally accepted accounting principles.

Independent Audit Reports..................................................  328

Telstra Corporation Limited and controlled entities


Statement of Financial Performance
--------------------------------------------------------------------------------
for the year ended 30 June 2003

                                                                         Telstra Group              Telstra Entity
-----------------------------------------------------------------------------------------------   ------------------
                                                                      Year ended 30 June          Year ended 30 June
                                                               2003      2003     2002     2001      2003       2002
                                                      Note       $m      US$m       $m       $m        $m         $m
-----------------------------------------------------------------------------------------------   ------------------
Ordinary activities
Revenue
Sales revenue..........................................2,3   20,495    13,732   20,196   18,679    18,628     18,217
Other revenue (excluding interest revenue).............2,3    1,121       751      606    4,304       952        487
                                                             ----------------------------------   ------------------
                                                             21,616    14,483   20,802   22,983    19,580     18,704
                                                             ----------------------------------   ------------------
Expenses
Labour...................................................3    3,204     2,147    3,240    3,122     2,681      2,575
Goods and services purchased (1.27)......................3    3,615     2,422    3,933    3,083     2,730      2,971
Other expenses...........................................3    4,602     3,083    4,065    6,761     6,634      5,088
                                                             ----------------------------------   ------------------
                                                             11,421     7,652   11,238   12,966    12,045     10,634
Share of net losses of associates and joint venture
entities................................................24    1,025       687       81      183        --         --
Depreciation and amortisation............................3    3,447     2,309    3,267    2,871     2,993      2,782
Interest revenue.........................................2       84        56      126      103       202        183
Borrowing costs..........................................3      879       589      896      769       935        913
                                                             ----------------------------------   ------------------
Net borrowing costs.......................................      795       533      770      666       733        730
                                                             ----------------------------------   ------------------
Profit before income tax expense..........................    4,928     3,302    5,446    6,297     3,809      4,558
                                                             ----------------------------------   ------------------
Income tax expense.......................................4    1,534     1,028    1,796    2,292     1,558      1,833
Effect of decrease in tax rates on deferred tax
balances.................................................4       --        --       --      (56)       --         --
                                                             ----------------------------------   ------------------
Total income tax expense..................................    1,534     1,028    1,796    2,236     1,558      1,833
                                                             ----------------------------------   ------------------
Net profit................................................    3,394     2,274    3,650    4,061     2,251      2,725
Outside equity interests in net (profit)/loss.............       35        23       11       (3)       --         --
                                                             ----------------------------------   ------------------
Net profit available to Telstra Entity shareholders.......    3,429     2,297    3,661    4,058     2,251      2,725
                                                             ----------------------------------   ------------------
Other valuation adjustments to equity
Net exchange differences on translation of non-
Australian controlled entities' financial statements......     (161)     (108)     (87)      61        --         --
Reserves recognised on equity accounting our interest
in joint ventures and associates..........................      (18)      (12)      41      (33)       --         --
Fair value reserve recognised on acquisition of
controlling interest in joint venture entity..............       --        --       54       --        --         --
Adjustment to opening retained profits due to a change
in an accounting standard (1.2)...........................    1,415       948       --       --        --         --
                                                             ----------------------------------   ------------------
Valuation adjustments available to Telstra Entity
shareholders and recognised directly in equity............    1,236       828        8       28        --         --
                                                             ----------------------------------   ------------------
Total changes in equity other than those resulting
from transactions with Telstra Entity shareholders
as owners.................................................    4,665     3,125    3,669    4,086     2,251      2,725
                                                             ==================================   ==================
                                                              CENTS   USCENTS    CENTS    CENTS
                                                             ----------------------------------
Basic and diluted earnings per share (cents per share)...6     26.6      18.0     28.5     31.5
                                                             ----------------------------------
Total ordinary dividends per share (cents per share)..7,28     27.0      18.0     22.0     19.0
                                                             ----------------------------------

The notes following the financial statements form part of the financial report.

                             Telstra Corporation Limited and controlled entities


Statement of Financial Position
--------------------------------------------------------------------------------
as at 30 June 2003

                                                                   Telstra Group        Telstra Entity
-------------------------------------------------------------------------------------   ---------------
                                                                   As at 30 June         As at 30 June
                                                               2003     2003     2002     2003     2002
                                                     Note        $m     US$m       $m       $m       $m
-------------------------------------------------------------------------------------   ---------------
Current assets
Cash assets..............................................8    1,300      871    1,070    1,152      489
Receivables..............................................9    3,619    2,425    4,063    3,374    5,522
Inventories.............................................10      260      174      204      225      160
Other assets............................................14      578      387    1,038      466      947
                                                             ------------------------   ---------------
Total current assets......................................    5,757    3,857    6,375    5,217    7,118
                                                             ------------------------   ---------------
Non current assets
Receivables..............................................9      877      587    1,005    1,319    1,121
Inventories.............................................10       14        9       20       14        7
Investments - accounted for using the equity method.....11      159      106    1,197       10       34
Investments - other.....................................11       96       64      105    4,204    4,762
Property, plant and equipment...........................12   23,012   15,418   23,421   21,794   21,852
Future income tax benefit................................4       --       --      132       --       --
Intangibles - goodwill..................................13    2,018    1,352    2,063        4        5
Intangibles - other.....................................13    1,146      768    1,358      236      269
Other assets............................................14    2,520    1,688    2,543    2,371    2,399
                                                             ------------------------   ---------------
Total non current assets..................................   29,842   19,992   31,844   29,952   30,449
                                                             ------------------------   ---------------
Total assets..............................................   35,599   23,849   38,219   35,169   37,567
                                                             ------------------------   ---------------
Current liabilities
Payables................................................15    2,525    1,692    2,762    2,030    2,202
Interest-bearing liabilities............................16    1,323      886    1,896    3,327    3,068
Income tax payable.......................................4      660      442      632      614      572
Provisions..............................................17      353      236    1,903      284    1,723
Revenue received in advance...............................      973      652    1,037      798      859
                                                             ------------------------   ---------------
Total current liabilities.................................    5,834    3,908    8,230    7,053    8,424
                                                             ------------------------   ---------------
Non current liabilities
Payables................................................15       51       34      129       48       68
Interest-bearing liabilities............................16   11,232    7,525   12,481   11,232   12,450
Provision for deferred income tax.........................    1,814    1,215    1,987    1,753    1,831
Provisions..............................................17      814      545      848      727      757
Revenue received in advance...............................      432      289      438      418      420
                                                             ------------------------   ---------------
Total non current liabilities.............................   14,343    9,608   15,883   14,178   15,526
                                                             ------------------------   ---------------
Total liabilities.........................................   20,177   13,516   24,113   21,231   23,950
                                                             ------------------------   ---------------
Net assets................................................   15,422   10,333   14,106   13,938   13,617
                                                             ========================   ===============
Shareholders' equity
Telstra Entity
Contributed equity......................................18    6,433    4,310    6,433    6,433    6,433
Reserves..................................................     (150)    (101)      14      277      277
Retained profits..........................................    9,137    6,122    7,661    7,228    6,907
                                                             ------------------------   ---------------
Shareholders' equity available to Telstra Entity
shareholders..............................................   15,420   10,331   14,108   13,938   13,617
Outside equity interests
Contributed equity........................................        1        1      212       --       --
Reserves..................................................       --       --       34       --       --
Retained profits/(accumulated losses).....................        1        1     (248)      --       --
                                                             ------------------------   ---------------
Total outside equity interests............................        2        2       (2)      --       --
                                                             ------------------------   ---------------
Total shareholders' equity................................   15,422   10,333   14,106   13,938   13,617
                                                             ========================   ===============
Expenditure commitments, contingent liabilities
and assets...........................................20,21

The notes following the financial statements form part of the financial report.

Telstra Corporation Limited and controlled entities


Statement of Cash Flows
--------------------------------------------------------------------------------
for the year ended 30 June 2003

                                                                          Telstra Group                  Telstra Entity
----------------------------------------------------------------------------------------------------    ------------------
                                                                       Year ended 30 June               Year ended 30 June
                                                                  2003      2003      2002      2001       2003       2002
                                                         Note       $m      US$m        $m        $m         $m         $m
----------------------------------------------------------------------------------------------------    ------------------
Cash flows from operating activities
Receipts from trade and other receivables (inclusive
of goods and services tax (GST)) (c) (1.21)..................   22,511    15,082    22,291    20,912     20,327     20,034
Payments of accounts payable and to employees
(inclusive of GST) (c) (1.21)................................  (11,920)   (7,985)  (11,837)  (11,136)    (9,841)    (9,715)
Interest received............................................       70        47        52        70        140         92
Borrowing costs paid.........................................     (999)     (669)     (897)     (813)    (1,060)      (943)
Dividends received...........................................        7         5        10        16          2          1
Income taxes paid............................................   (1,536)   (1,029)   (1,503)   (1,455)    (1,487)    (1,479)
GST remitted to the Australian Taxation Office (ATO).........   (1,076)     (721)   (1,018)     (995)    (1,019)      (945)
                                                               -------------------------------------    ------------------
Net cash provided by operating activities (a)................    7,057     4,730     7,098     6,599      7,062      7,045
                                                               -------------------------------------    ------------------
Cash flows from investing activities
(Payments)/receipts for:
- property, plant and equipment..............................   (2,704)   (1,812)   (2,958)   (3,259)    (2,662)    (2,778)
- internal use software assets...............................     (555)     (372)     (527)     (706)      (606)      (536)
- patents, trademarks and licences...........................       (2)       (1)       --      (332)        --         --
- deferred expenditure.......................................       --        --        (6)      (71)        --         (3)
                                                               -------------------------------------    ------------------
Capital expenditure (before investments).....................   (3,261)   (2,185)   (3,491)   (4,368)    (3,268)    (3,317)
                                                               -------------------------------------    ------------------
- shares in controlled entities..............................      (25)      (17)      (50)   (3,056)       (25)      (118)
- investment in joint venture and associated
entities.....................................................      (45)      (30)     (107)     (142)         5         --
- shares in listed securities and other investments..........       (1)       (1)      (14)      (38)        --        (13)
                                                               -------------------------------------    ------------------
Investment expenditure.......................................      (71)      (48)     (171)   (3,236)       (20)      (131)
                                                               -------------------------------------    ------------------
Total capital expenditure...................................5   (3,332)   (2,233)   (3,662)   (7,604)    (3,288)    (3,448)
Proceeds from:
- sale of property, plant and equipment......................      797       534       194       288        794        189
- sale of patents, trademarks and licences...................       --        --         1        14         --         --
- sale of shares in controlled entities......................       12         8        --         4         --         --
- sale of joint venture entities and operations..............        3         2        --         3         --         --
- sale of associated entities................................       17        11        --        --          1         --
- sale of listed securities and other investments............        7         5       176       397         --          5
- sale of business...........................................        4         3        33       528          2         29
                                                               -------------------------------------    ------------------
Net cash used in investing activities........................   (2,492)   (1,670)   (3,258)   (6,370)    (2,491)    (3,225)
                                                               -------------------------------------    ------------------
Cash flows from financing activities
Proceeds from:
- borrowings.................................................    5,914     3,962    13,487    23,521      6,521     13,667
- Telstra bonds..............................................       --        --       987        --         --        987
Repayment of:
- borrowings.................................................   (6,315)   (4,231)  (15,441)  (19,193)    (6,527)   (15,941)
- Telstra bonds..............................................     (582)     (390)      (41)     (565)      (582)       (41)
- finance leases principal amount............................      (22)      (15)      (18)      (14)        (8)        (7)
Payments for convertible note................................       --        --        --    (1,366)        --         --
Employee share loans (net)...................................       33        22        40        27         33         40
Dividends paid..............................................7   (3,345)   (2,241)   (2,831)   (2,316)    (3,345)    (2,831)
                                                               -------------------------------------    ------------------
Net cash (used in)/provided by financing activities..........   (4,317)   (2,893)   (3,817)       94     (3,908)    (4,126)
                                                               -------------------------------------    ------------------
Net increase/(decrease) in cash..............................      248       167        23       323        663       (306)
Foreign currency conversion..................................      (18)      (12)      (20)       --         --         --
Cash at the beginning of the year............................    1,070       716     1,067       744        489        795
                                                               -------------------------------------    ------------------
Cash at the end of the year (b)..............................    1,300       871     1,070     1,067      1,152        489
                                                               =====================================    ==================

The notes following the financial statements form part of the financial report.

                             Telstra Corporation Limited and controlled entities

--------------------------------------------------------------------------------
for the year ended 30 June 2003

                                                                         Telstra Group                Telstra Entity
-------------------------------------------------------------------------------------------------   ------------------
                                                                       Year ended 30 June           Year ended 30 June
                                                                  2003      2003    2002     2001       2003      2002
                                                         Note       $m      US$m      $m       $m         $m        $m
-------------------------------------------------------------------------------------------------   ------------------
Cash flow notes

(a) Reconciliation of net profit to net
cash provided by operating activities

Net profit...................................................    3,394     2,274   3,650    4,061      2,251     2,725
Add/(subtract) the following transactions
Depreciation and amortisation...............................3    3,447     2,309   3,267    2,871      2,993     2,782
Accrued interest on notes issued by PCCW.....................      (15)      (10)    (85)     (29)       (15)      (85)
Dividends received from associated entities................24        6         4       9        1         --        --
(Profit)/loss on sale of property, plant and equipment......3     (173)     (115)      4       (7)      (160)        4
(Profit) on sale of patents, trademarks and licences........3       --        --      (1)      (8)        --        --
(Profit)/loss on sale of controlled entities............... 3       (5)       (3)     (3)      (4)        --        --
(Profit)/loss on sale of joint venture and
associated entities.........................................3      (12)       (8)     --       (2)         1        --
(Profit)/loss on sale of listed securities and other
corporations................................................3        2         1       5     (266)        --        (1)
(Profit) on sale of business................................3      (10)       (7)     --     (852)        (8)       --
Borrowing costs included in the cost
of constructed assets.......................................3     (105)      (70)   (115)    (108)      (105)     (115)
Share of joint venture entities' net losses................24    1,015       681      79      128         --        --
Share of associated entities' net losses...................24       10         7       2       55         --        --
Provision for reduction in value of investments.............3       26        17      26    1,065      3,056       445
Provision for reduction in value of convertible note........3       --        --      96       --         --        96
Provision for reduction in value of controlled entity
receivables.................................................3       --        --      --       --       (587)      830
Reduction in value of capitalised software..................3        2         1      --       31          2        --
Net foreign currency conversion differences..................      (37)      (25)    (14)      14         --        --
Writeback of TSS additional contributions...................2       --        --      --     (725)        --        --
(Increase)/decrease in non cash revenue received
in advance...................................................       --        --     225      779         --       (62)
Increase/(decrease) in non cash operating deferred
expenditure..................................................       (8)       (5)     (7)    (560)       (11)       29
Other........................................................       53        35      31       --        (26)        2
Movements in operating assets and liabilities
(Increase)/decrease in trade debtors and other debtors.......        4         3     233     (464)       (99)       67
(Increase)/decrease in inventories...........................      (52)      (35)     94       25        (71)       37
(Increase)/decrease in deferred expenditure and
prepayments..................................................       48        32     (45)       7         77       (15)
(Increase)/decrease in deferred mobile phone handset
subsidies....................................................      (42)      (28)     52      (79)       (42)       52
Increase/(decrease) in accounts payable
and other creditors..........................................     (271)     (181)   (219)     457       (156)       70
Increase/(decrease) in revenue received in advance...........      (66)      (44)   (338)     (15)       (50)        4
Increase in net taxes payable................................        9         6     293      781         70       354
Increase/(decrease) in provisions............................     (161)     (108)   (176)    (583)       (58)     (174)
Movement in foreign currency conversion reserve..............       (2)       (1)     35       26         --        --
                                                                 --------------------------------   ------------------
Net cash provided by operating activities....................    7,057     4,730   7,098    6,599      7,062     7,045
                                                                 ================================   ==================
(b) Reconciliation of cash
Cash at the end of the year as shown in the statement of
cash flows agrees to the net amount of the following
items in the notes to the financial statements:
Cash assets.................................................8    1,300       871   1,070    1,077      1,152       489
Bank overdraft...............................................       --        --      --      (10)        --        --
                                                                 --------------------------------   ------------------
                                                                 1,300       871   1,070    1,067      1,152       489
                                                                 ================================   ==================

Telstra Corporation Limited and controlled entities

--------------------------------------------------------------------------------
for the year ended 30 June 2003

Cash flow notes (continued)

(c) Goods and Services Tax (GST)

Our receipts from trade and other receivables includes estimated GST of $2,072 million (2002: $1,975 million; 2001: $1,888 million) collected by us as agent for the ATO. Our payments of accounts payable and to employees include estimated GST payments made by us for goods and services obtained in undertaking both operating and investing activities. GST paid associated with operating activities amounted to $639 million (2002: $615 million; 2001: $553 million) and GST paid relating to investing activities amounted to $356 million (2002: $342 million; 2001: $340 million).

(d) Significant financing and investing activities that involve components of non cash

Property, plant and equipment

Our property, plant and equipment includes borrowing costs of $77 million (2002:
$83 million; 2001: $77 million) which have been included in the cost of constructed assets. These amounts are included in borrowing costs paid in our statement of cash flows.

We acquired plant and equipment with a fair value of $2 million using finance leases during fiscal 2003 (2002: $9 million; 2001: $14 million). As these acquisitions did not involve cash, they are not reported in the statement of cash flows. Our finance lease liability also includes $nil (2002: $1 million; 2001: $3 million) relating to non cash, foreign currency revaluations.

Sale and leaseback transactions

During fiscal 2003, we entered into a sale and leaseback on a portfolio of seven office properties for $570 million. We entered into operating leases totalling $518 million in relation to these properties on normal commercial terms of between five and twelve years. The profit on the sale of this property, plant and equipment was $131 million before tax. The cash inflow from this sale is recognised in our proceeds from the sale of property, plant and equipment (refer note 3 for further information).

There were no significant sale and leaseback transactions entered into during fiscal 2002.

During fiscal 2001, we entered into a sale and leaseback of non communications plant, server and mid range IT equipment totalling $110 million. The leaseback entered into is classified as an operating lease, and the revenue received from the sale directly offset the retirement expense. The cash inflow from this sale was recognised in our proceeds from the sale of property, plant and equipment. During fiscal 2002, there was an additional $23 million sale and leaseback recognised relating to this same transaction.

Software assets (internal use software assets)

Our software assets include borrowing costs of $28 million (2002: $32 million; 2001: $31 million) which have been included in the cost of constructed assets. These amounts are included in borrowing costs paid in our statement of cash flows.

(e) Financing facilities

Details of credit standby arrangements and loan facilities are shown in note 16.

(f) Acquisitions

On 9 April 2003, we acquired an additional 41.6% interest in TelstraClear Limited (TelstraClear) giving us 100% ownership of this company and its controlled entities.

Cash consideration for this additional acquisition was $25 million (NZD$26.9 million). As we controlled TelstraClear prior to this transaction, we were already consolidating their results, financial position and cash flows in to the Telstra Group.

(g) Disposals and entities deconsolidated

There were no significant disposals of investments during fiscal 2003.

During fiscal 2002 and fiscal 2001 we had the following significant acquisitions and disposals of businesses:

(h) Acquisition of TelstraClear, CitySearch and the Telstra CSL Group (formerly known as RWC)

On 12 December 2001, we increased our holding in our joint venture entity TelstraClear Limited (TelstraClear) by 8.4% to 58.4%. We consequently ceased equity accounting and consolidated the financial position, financial performance and cash flows of the TelstraClear Group from 1 December 2001.

Cash consideration for this acquisition was $40 million (NZD$50 million) for which we received an additional 52,500,000 shares in TelstraClear.

On 23 May 2002, we acquired 100% of the share capital in CitySearch Australia Pty Ltd (CitySearch). Cash consideration for this acquisition was $17 million.

                             Telstra Corporation Limited and controlled entities

--------------------------------------------------------------------------------
for the year ended 30 June 2003

Cash flow notes (continued)

(h) Acquisition of TelstraClear, CitySearch and the Telstra CSL Group (formerly known as RWC) (continued)

The amount of cash, other assets and liabilities acquired as a result of obtaining our increased interest in TelstraClear and our shareholding in CitySearch was as follows:

----------------------------------------------------------------------
                                                            Year ended
                                                             30 June
                                                              2002
        Acquisition of controlled entities                     $m
----------------------------------------------------------------------
Consideration for acquisitions
Cash.....................................................           56
Costs of acquisition.....................................            1
                                                            ----------
                                                                    57
                                                            ==========
Fair value of assets and liabilities
acquired by major class
Net overdraft held on acquiring control..................           (5)
Receivables..............................................           64
Inventories..............................................           17
Property, plant and equipment............................          777
Identifiable intangible assets...........................          249
Other assets.............................................            8
Payables.................................................          (55)
Borrowings...............................................         (406)
Amounts owed to Telstra Corporation Ltd (a)..............         (367)
Provisions...............................................          (72)
Finance lease liability..................................          (10)
Other liabilities........................................          (80)
                                                            ----------
Fair value of net assets on gaining control..............          120
Outside equity interest relating to TelstraClear.........          (47)
Original 50% interest in fair value of TelstraClear's
net assets prior to obtaining increased shareholding.....          (56)
                                                            ----------
Net assets acquired......................................           17
Goodwill on acquisition (b)..............................           40
                                                            ----------
                                                                    57
                                                            ==========
Outflow of cash on acquisitions
Consideration for acquisition............................          (56)
Net overdraft held by TelstraClear on gaining control....           (5)
Costs of acquisition.....................................           (1)
                                                            ----------
                                                                   (62)
                                                            ==========

(a) Included in our repayment of borrowings line in the statement of cash flows is a $367 million loan provided to TelstraClear. This funding was used to facilitate the purchase of the Clear Communications Limited Group.

(b) Included in our goodwill on acquisition is $31 million relating to TelstraClear. Goodwill recognised from the original acquisition of our 50% interest in TelstraClear was $49 million as at 1 December 2001. Upon acquisition of our additional 8.4% controlling interest, the total goodwill relating to TelstraClear was $80 million.

Telstra CSL Group

On 28 June 2002, we acquired an additional 40% interest in the Telstra CSL Group giving us 100% ownership of this company and its controlled entities. As consideration for this acquisition, PCCW Limited (PCCW) redeemed the US$750 million convertible note and issued a new US$190 million mandatorily converting note. The fair value of consideration for this acquisition amounted to $992 million. As no cash was involved, this transaction is not reflected in our statement of cash flows. In addition, as we controlled the Telstra CSL Group prior to this transaction, we were already consolidating their results, financial position and cash flows in to the Telstra Group. Refer to section (j) for information on the acquisition of our original 60% interest in the Telstra CSL Group in fiscal 2001.

Telstra Corporation Limited and controlled entities

--------------------------------------------------------------------------------
for the year ended 30 June 2003

Cash flow notes (continued)

(i) Disposals and entities deconsolidated

During fiscal 2002, we deconsolidated our interests in Keycorp Limited (Keycorp) and Telstra Vishesh Communications Private Limited (Telstra VComm).

We signed a deed poll effective 28 June 2002, which gave up our rights to appoint a majority of the directors to the board of Keycorp. As a result, we no longer have the capacity to control the company and have deconsolidated its statement of financial position as at that date. Refer to section (k) for information on the original acquisition of our interest in Keycorp.

On 13 May 2002, we sold our ordinary shareholding in Telstra VComm and acquired non voting preference shares for $11 million on the same date. As a result of this transaction, we no longer control this company and have deconsolidated its statement of financial position.

The cash, other assets and liabilities deconsolidated as a result of these transactions were as follows:

----------------------------------------------------------------------
                                                            Year ended
                                                             30 June
Assets and liabilities                                        2002
deconsolidated by major class                                  $m
----------------------------------------------------------------------
Carrying amounts of assets and liabilities
deconsolidated by major class
Net overdrafts held on deconsolidation...................          (12)
Receivables..............................................           17
Inventories..............................................           24
Property, plant and equipment............................           11
Intangible assets........................................           18
Other assets.............................................            1
Payables.................................................          (27)
Borrowings...............................................          (47)
Provisions...............................................           (3)
                                                            ----------
Net assets deconsolidated................................          (18)
                                                            ==========
Inflow of cash on deconsolidation
Net overdrafts held......................................          (12)
                                                            ==========

The inflow of cash relating to overdrafts held on deconsolidation has been offset against our payments for shares in controlled entities in the statement of cash flows.

(j) Telstra's Asian Ventures

In fiscal 2001, we completed our strategic alliance with PCCW. Under these arrangements, the following acquisitions and disposals took place with effect from 1 February 2001:

.. Reach Ltd

Reach Ltd (REACH) was formed through the combination of our international wholesale businesses and certain wholesale assets, together with certain PCCW assets. In return for the businesses and assets we contributed, we received net cash of $680 million and a 50% equity interest initially recognised at $1,727 million, including capitalised acquisition costs. REACH operates as a provider of voice, data and internet connectivity services in the Asia Pacific region.

The businesses we contributed included the global wholesale division of Telstra Corporation Limited and a number of controlled entities as listed below:

Global wholesale divisions
.. Global Connect (part thereof)
.. Global Wholesale - Australian Point of Presence (PoP)
.. Telstra Inc. (part thereof)
Controlled entities
.. Telstra Global Networks Limited
.. Telstra Japan KK
.. Telstra Korea Limited
.. Telstra Germany GmbH
.. Telstra France SA
.. Telstra Singapore Pte Ltd
.. Telstra International (HK) Holdings Limited
.. Telstra Wholesale Trading Inc.
.. Telstra (UK) Limited
.. Telstra Global Wholesale (NZ) Limited
.. Telstra (Malaysia Holdings) Sdn. Bhd.
.. Australian Network Company Pty Ltd

                             Telstra Corporation Limited and controlled entities

--------------------------------------------------------------------------------
for the year ended 30 June 2003

Cash flow notes (continued)

(j) Telstra's Asian Ventures (continued)

The carrying amounts of cash, other assets and liabilities contributed is presented in the following table:

----------------------------------------------------------------------
                                                            Year ended
                                                             30 June
       Assets and liabilities contributed by                  2001
                 major class                                   $m
----------------------------------------------------------------------
Proceeds on disposal
Cash.....................................................          680
Issue of shares (excluding associated costs).............        1,692
                                                            ----------
                                                                 2,372
Cash.....................................................           64
Receivables..............................................          142
Property, plant and equipment............................          647
Other assets.............................................           87
Payables.................................................         (403)
Borrowings...............................................          (16)
                                                            ----------
Carrying amount of assets contributed                              521
Other items..............................................           47
Other associated costs (including stamp duty)............          100
                                                            ----------
Book value of businesses and controlled entities
contributed to REACH and associated costs (note 3).......          668
                                                            ----------
Net outflow of cash on contribution......................          (64)
Net inflow of cash as consideration......................          680
                                                            ----------
                                                                   616
                                                            ==========

Refer note 24 for further details on our investment in REACH.

.. Telstra CSL Group

We acquired a 60% controlling interest in the Telstra CSL Group. Consideration for this acquisition totalled $3,085 million (including capitalised acquisition costs). The Telstra CSL Group operates as a provider of wireless connectivity services in the Asia Pacific region.

The fair value of cash, other assets and liabilities consolidated as a result of the acquisition is presented in the following table:

----------------------------------------------------------------------
                                                            Year ended
                                                             30 June
           Assets and liabilities acquired by                 2001
                      major class                              $m
----------------------------------------------------------------------
Cash.....................................................           40
Receivables..............................................           50
Inventories..............................................           14
Property, plant and equipment............................          430
Identifiable intangible assets...........................          759
Other assets.............................................           49
Payables.................................................         (198)
Provisions...............................................         (103)
                                                            ----------
Fair value of net assets acquired........................        1,041
Telstra share of fair value of net assets acquired.......          625
Goodwill on acquisition..................................        1,461
Write off of acquisition costs...........................          999
                                                            ----------
                                                                 3,085
                                                            ==========
Inflow of cash on acquisition............................           40
Outflow of cash on acquisition...........................        3,085
                                                            ==========

Refer note 23 for further details on our investment in the Telstra CSL Group.

(k) Other acquisitions of businesses

During fiscal 2001, we acquired a 50.9% controlling interest in Keycorp Limited (Keycorp). As consideration, we sold our EFTPOS payments carriage, installation and maintenance business to Keycorp for $426 million.

Telstra Corporation Limited and controlled entities

--------------------------------------------------------------------------------
for the year ended 30 June 2003

Cash flow notes (continued)

(k) Other acquisitions of businesses (continued)

The amount of cash, other assets and liabilities we acquired as a result of obtaining our interest in Keycorp is presented in the following table:

----------------------------------------------------------------------
                                                            Year ended
                                                             30 June
          Acquisition of controlled entities and              2001
                        businesses                             $m
----------------------------------------------------------------------
Consideration for acquisition
Sale of EFTPOS payments carriage, installation
and maintenance business.................................          426
Costs of acquisition.....................................           12
                                                            ----------
                                                                   438
Less elimination of goodwill (intercompany transaction)..          426
                                                            ----------
                                                                    12
Outside equity interest (49.1%)..........................           17
                                                            ----------
                                                                    29
                                                            ==========
Fair value of assets and liabilities acquired
by major class
Cash.....................................................            1
Receivables..............................................           40
Inventories..............................................           29
Investments..............................................           20
Property, plant and equipment............................            5
Identifiable intangible assets...........................           19
Other assets.............................................            7
Payables.................................................          (37)
Borrowings...............................................          (47)
Provisions...............................................           (3)
                                                            ----------
Fair value of net assets acquired........................           34
Less discount on acquisition.............................           (5)
                                                            ----------
                                                                    29
                                                            ==========
Inflow of cash on acquisition
Cash held by Keycorp on acquisition......................            1
                                                            ==========

                             Telstra Corporation Limited and controlled entities


Statement of Changes in Shareholders' Equity
--------------------------------------------------------------------------------
for the year ended 30 June 2003

Telstra Group
--------------------------------------------------------------------------------

                                                                      Reserves
                                                   ---------------------------------------------
                                                                  Foreign             Consolid-
                                      Contributed     Asset       currency              ation                Outside
                                        equity     revaluation  translation  General  fair value  Retained   equity
                                          (i)         (ii)         (iii)      (iv)       (v)      profits   interests  Total
                                          $m           $m           $m         $m         $m         $m        $m        $m
                                      ---------------------------------------------------------------------------------------
Balance at 30 June 2000.............        6,433           32          (41)       1          --     5,170          7  11,602
- change in outside equity
interests capital, reserves and
accumulated losses (apart from
interests in net profits)...........           --           --           --       --          --        --        473     473
- net profit........................           --           --           --       --          --     4,058          3   4,061
- reserves recognised on equity
accounting our interest in joint
venture entities and
associates..........................           --           --          (33)       3          --        --         --     (30)
- adjustment on translation of
non-Australian controlled
entities' financial
statements..........................           --           --           61       --          --        --         --      61
- transfer of foreign currency
translation reserve on sale of
controlled entities.................           --           --          (12)      --          --        12         --      --
- dividends (note 7)................           --           --           --       --          --    (2,445)        --  (2,445)
                                      ---------------------------------------------------------------------------------------
Balance at 30 June 2001.............        6,433           32          (25)       4          --     6,795        483  13,722
- change in outside equity
interests capital, reserves and
accumulated losses (apart from
interests in net profit)............           --           --           --       --          --        --       (445)   (445)
- net profit/(loss).................           --           --           --       --          --     3,661        (11)  3,650
- reserves recognised on equity
accounting our interest in joint
venture entities and
associates..........................           --           --           62      (21)         --        --         --      41
- adjustment on conversion of
non-Australian controlled
entities' financial
statements..........................           --           --          (87)      --          --        --         --     (87)
- dilution of outside equity
interest on acquisition of
controlled entity through
additional share issue..............           --           --           --       --          --        29        (29)     --
- fair value adjustment on
acquisition of controlling
interest in joint venture entity               --           --           --       --          54         1         --      55
- transfer of foreign currency
translation reserve on sale of
controlled entities.................           --           --           (5)      --          --         5         --      --
- dividends (note 7)................           --           --           --       --          --    (2,830)        --  (2,830)
                                      ---------------------------------------------------------------------------------------
Balance at 30 June 2002.............        6,433           32          (55)     (17)         54     7,661         (2) 14,106


(continued over page)

The notes following the financial statements form part of the financial report.

Telstra Corporation Limited and controlled entities

--------------------------------------------------------------------------------

Telstra Group
--------------------------------------------------------------------------------

                                                                      Reserves
                                                   ---------------------------------------------
                                                                  Foreign             Consolid-
                                      Contributed     Asset       currency              ation                Outside
                                        equity     revaluation  translation  General  fair value  Retained   equity
                                          (i)         (ii)         (iii)      (iv)       (v)      profits   interests  Total
                                          $m           $m           $m         $m         $m         $m        $m        $m
                                      ---------------------------------------------------------------------------------------
Balance at 30 June 2002.............        6,433           32          (55)     (17)         54     7,661         (2) 14,106
- adjustment to opening retained
profits due to change in
accounting standards (vi)...........           --           --           --       --         --      1,415         --   1,415
- change in outside equity
interests capital, reserves
and accumulated losses (apart
from interests in net profit).......           --           --           --       --         --         (8)        39      31
- net profit/(loss).................           --           --           --       --         --      3,429        (35)  3,394
- reserves recognised on equity
accounting our interest in joint
venture entities and
associates..........................           --           --          (21)       3         --         --         --     (18)
- adjustment on conversion of
non-Australian controlled
entities' financial
statements..........................           --           --         (161)      --         --         --         --    (161)
- fair value adjustment on
acquisition of controlling
interest in joint venture entity               --           --           --       --         (4)         4         --      --
- transfer of foreign currency
translation reserve and general
reserve on sale of controlled
entities and associates.............           --           --           (3)      22          --       (19)        --      --
- dividends (note 7)................           --           --           --       --          --    (3,345)        --  (3,345)
                                      ---------------------------------------------------------------------------------------
Balance at 30 June 2003.............        6,433           32         (240)       8          50     9,137          2  15,422
                                      =======================================================================================
Balance at 30 June 2003 US$m........        4,310           21         (161)       5          34     6,122          2  10,333
                                      =======================================================================================


(i) Refer to note 18 for details of the Telstra Group's contributed equity.

(ii) The asset revaluation reserve was previously used to record revaluations in the value of non current assets. From 1 July 2000, as allowed under AASB 1041:
"Revaluation of Non-Current Assets", we have deemed the carrying value of our property, plant and equipment assets (refer to note 12) to be cost. As a result, the asset revaluation reserve may no longer be used to record the writedowns of these assets to recoverable amount. Any writedowns of these assets to recoverable amount from 1 July 2000 must be made through the statement of financial performance (refer note 1.12).

As a consequence of implementing AASB 1041, we have also discontinued our policy of revaluing property, plant and equipment upwards. The asset revaluation reserve is no longer able to be used for distribution to shareholders or for offsetting revaluation decrements due to legal and accounting restrictions.

(iii) The foreign currency translation reserve is used to record exchange differences arising from the conversion of our self sustaining non-Australian operations' financial statements into Australian dollars. Conversion of operations where entities operate on their own are taken to the foreign currency translation reserve, while conversion for those entities that operate with us are taken to the statement of financial performance (refer note 1.5).

This reserve is also used to record our percentage share of exchange differences arising from equity accounting our non-Australian investments in associates and joint venture entities. The foreign currency translation reserve applicable to joint venture entities and associated entities is shown in note 24.

(iv) The general reserve represents our share of the capital reserve of joint venture entities and associated entities as a result of equity accounting. The amount of reserves applicable to these investments is shown in note 24.

(v) The consolidation fair value reserve represents our share of the fair value adjustments to TelstraClear Limited net assets upon acquisition of a controlling interest. The reserve balance is amortised over the useful life of the underlying revalued assets (average 18 years).

(vi) Due to the first time application of accounting standard AASB 1044:
"Provisions, Contingent Liabilities and Contingent Assets", we have adjusted the opening balance of retained profits by the amount of the dividend provided at 30 June 2002. Refer to note 1.2 for additional information on this change.

                             Telstra Corporation Limited and controlled entities

----------------------------------------------------------------------------
for the year ended 30 June 2003

Telstra Entity
----------------------------------------------------------------------------
                                                Reserves
                                               -----------
                                                  Asset
                                  Contributed  revaluation  Retained
                                   equity (i)     (ii)      profits   Total
                                      $m           $m          $m       $m
----------------------------------------------------------------------------
Balance at 30 June 2000..........       6,433          277     4,886  11,596
- net profit.....................          --           --     4,571   4,571
- dividends (note 7).............          --           --    (2,445) (2,445)
                                  ------------------------------------------
Balance at 30 June 2001..........       6,433          277     7,012  13,722
- net profit.....................          --           --     2,725   2,725
- dividends (note 7).............          --           --    (2,830) (2,830)
                                  ------------------------------------------
Balance at 30 June 2002..........       6,433          277     6,907  13,617
- adjustment to opening
retained profits due to change
in accounting standards (iii)....          --           --     1,415   1,415
- net profit.....................          --           --     2,251   2,251
- dividends (note 7).............          --           --    (3,345) (3,345)
                                  ------------------------------------------
Balance at 30 June 2003..........       6,433          277     7,228  13,938
                                  ==========================================

(i) Refer to note 18 for details of the Telstra Entity's contributed equity.

(ii) The asset revaluation reserve was previously used to record revaluations in the value of non current assets. From 1 July 2000, as allowed under AASB 1041:
"Revaluation of Non-Current Assets", we have deemed the carrying value of our property, plant and equipment assets (refer to note 12) to be cost. As a result, the asset revaluation reserve may no longer be used to record the writedowns of these assets to recoverable amount. Any writedowns of these assets to recoverable amount from 1 July 2000 must be made through the statement of financial performance (refer note 1.12).

As a consequence of implementing AASB 1041, we have also discontinued our policy of revaluing property, plant and equipment upwards. The asset revaluation reserve is no longer able to be used for distribution to shareholders or for offsetting revaluation decrements due to legal and accounting restrictions.

(iii) Due to the first time application of accounting standard AASB 1044:
"Provisions, Contingent Liabilities and Contingent Assets", we have adjusted the opening balance of retained profits by the amount of the dividend provided for at 30 June 2002. Refer to note 1.2 for additional information on this change.

Telstra Corporation Limited and controlled entities


Notes to the Financial Statements
--------------------------------------------------------------------------------

1.   Summary of accounting policies

In this financial report, we, us, our, Telstra and the Telstra Group - all mean Telstra Corporation Limited, an Australian corporation and its controlled entities as a whole. Telstra Entity is the legal entity, Telstra Corporation Limited.

Our financial or fiscal year ends on 30 June. Unless we state differently, the following applies:

.. year, fiscal year or financial year means the year ended 30 June; .. balance date means the date 30 June; and .. 2003 means fiscal 2003 and similarly for other fiscal years.

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

1.1  Basis of preparation of the financial report

This financial report is a general purpose financial report prepared in accordance with:

..  the Australian Corporations Act 2001;
..  Accounting Standards applicable in Australia;
..  other authoritative pronouncements of the Australian Accounting Standards
   Board;
..  Urgent Issues Group Consensus Views; and
..  Australian generally accepted accounting principles (AGAAP).

This financial report is prepared in accordance with historical cost, except for some categories of investments that are equity accounted. Cost is the fair value of the consideration given in exchange for net assets acquired.

In preparing this financial report, we have been required to make estimates and assumptions that affect:

..  the reported amounts of assets and liabilities;
.. the disclosure of contingent assets and liabilities; and .. revenues and expenses for the period.

Actual results could differ from those estimates.

Note 30 contains a reconciliation of the major differences between our financial report prepared under Australian generally accepted accounting principles (AGAAP) and those applicable under United States generally accepted accounting principles (USGAAP).

United States dollar conversions

This financial report has been prepared using Australian dollars (A$). For the convenience of readers outside Australia we have converted our statement of financial performance, statement of financial position, statement of cash flows and USGAAP disclosures from A$ to US$ for fiscal 2003.

These conversions appear under columns headed "US$m" and represent rounded millions of US dollars. The conversion has been made using the noon buying rate in New York City for cable transfers in non-US currencies. This rate is certified for custom purposes by the Federal Reserve Bank of New York. The rate on 30 June 2003 was A$1.00 = US$0.67.

These conversions are indicative only and do not mean that the A$ amounts could be converted to US$ at the rate indicated.

1.2  Change in accounting policies

The following accounting policy changes occurred during fiscal 2003.

Provision for dividends

In previous financial years, our accounting policy was to provide for dividends in the statement of financial position when that dividend was declared after reporting date but before the completion of the financial report. Due to the first time application of accounting standard AASB 1044: "Provisions, Contingent Liabilities and Contingent Assets", a provision can no longer be raised at balance date if the dividend is declared after that date.

As a result, we have changed our accounting policy to reflect this position and we now provide for a dividend in the period in which it is declared. When the declaration date is after balance date but before completion of the financial report, we disclose the dividend as an event occurring after balance date.

The transitional provisions of this standard require a write-back of the provision raised as at 30 June 2002 to opening retained profits in the current financial year. The effect of the revised policy has been to increase consolidated retained profits and decrease provisions at the beginning of the year by $1,415 million. No adjustment has been made to the prior year statement of financial performance, statement of financial position or cash flows.

                             Telstra Corporation Limited and controlled entities

--------------------------------------------------------------------------------

1.   Summary of accounting policies (continued)

1.2  Change in accounting policies (continued)

Provision for dividends (continued)

The restatement of our retained profits and provisions is disclosed as follows to show the information as if the new accounting policy had always been applied:

                                      Telstra Group      Telstra Entity
-------------------------------------------------------------------------
                                      As at 30 June      As at 30 June
                                        (Restated)         (Restated)
                                       2003      2002      2003      2002
                                         $m        $m        $m        $m
-------------------------------------------------------------------------
Restatement of retained
profits
Previously reported retained
profits at beginning of year.....     7,661     6,795     6,907     7,012
Reversal of prior year
dividend provided for............     1,415     1,416     1,415     1,416
Profit after income tax
expense..........................     3,429     3,661     2,251     2,725
Other movements in retained
profits..........................       (23)       35        --        --
Dividends - interim
dividend and prior year
final ordinary dividend
paid (refer note 7)..............    (3,345)   (2,831)   (3,345)   (2,831)
                                    -------------------------------------
Restated retained profits
at end of year...................     9,137     9,076     7,228     8,322
                                    =====================================
Restatement of current
provisions
Current provisions at end of
year (refer note 17).............       353     1,903       284     1,723
Adjustment for change in
accounting policy................        --    (1,415)       --    (1,415)
                                    -------------------------------------
Restated current provisions
at end of year...................       353       488       284       308
                                    =====================================

Cross currency swaps

In accordance with AASB 1012: "Foreign Currency Translation" we revalue the principal of our cross currency swaps to take into account movements in foreign currency. As these cross currency swaps are designated as hedges, we had previously included the swap balances with the underlying borrowings in the statement of financial position.

To give affect to a change to AASB 1012 in relation to the disclosure of our financial instruments, we have now separated these foreign currency swaps and recorded them as separate financial assets and liabilities.

This reflects the fact that the swap contracts, although specifically hedging our borrowings, are made with different counterparties and as such are separate financial assets and liabilities in their own right.

On a similar basis, we have reviewed the treatment of our interest rate swaps to ensure that interest receivable and payable are set off only where our dealings are with the same counterparty and we have a legally recognised right to do so. Adjustments required for our interest rate swaps have not had a significant effect on our statement of financial position.

To appropriately assess our price risk from foreign currency borrowings, hedge receivables and hedge payables arising from cross currency swaps and accruals arising from interest rate swaps should continue to be viewed in the context of movements in the underlying borrowings being hedged.

This change in accounting policy has had no impact on our statement of financial performance or our net assets in the statement of financial position. It has however resulted in an increase to both total assets and total liabilities. We have restated our comparative figures to reflect the disclosure in the current year. Refer note 29 for additional details on our financial instruments (including derivatives).

The balances relating to cross currency swaps in our asset and liability classes are as follows:

                                               Telstra Group
---------------------------------------------------------------
                                               As at 30 June
                                                 2003      2002
                                                   $m        $m
---------------------------------------------------------------
Receivables - current......................        10        29
Receivables - non current..................       273       622
                                             ------------------
                                                  283       651
                                             ------------------
Interest-bearing liabilities -non current         426       114
                                             ------------------
Net cross currency swaps separated out
from interest-bearing liabilities..........      (143)      537
                                             ==================

The net position of our other loans after including all cross currency swaps is included in our note 16 disclosures.

Employee benefits

Revised accounting standard AASB 1028: "Employee Benefits" became applicable from 1 July 2002. The main changes surrounding this standard were specific recognition criteria for wages and salaries (including non-monetary benefits), compensated absences, profit sharing and bonus plans, termination benefits and some post employment benefits.

Telstra Corporation Limited and controlled entities

--------------------------------------------------------------------------------

1.   Summary of accounting policies (continued)

1.2  Change in accounting policies (continued)

Employee benefits (continued)

Previously, we measured the provision for employee benefits at remuneration rates current at balance date. From fiscal 2003, we now measure the provision for employee benefits on the remuneration rates expected to be current when the liability is settled. We have assessed the changes in this accounting standard and determined that there has been no significant impact on our statement of financial performance or statement of financial position. As a result, there has been no adjustment required to our opening retained earnings.

There were no accounting policy changes made during fiscal 2002.

The following accounting policy change occurred during fiscal 2001.

Revenue recognition

It is our policy to prepare our financial statements to satisfy both AGAAP and USGAAP and, in cases where there is no conflict between the two, we ensure that we incorporate the more detailed requirements in both AGAAP and USGAAP financial statements.

The US Securities and Exchange Commission (SEC) Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements" (SAB101) had application to us for our USGAAP accounts from 1 July 2000.

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

The major revenue and associated expense items impacted were:

.. basic access installation and connection fees for in place and new services; .. up-front mobile phone connection fees;
.. commission revenue for our printed directories; and .. on line directories and voice services.

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

Commission revenue for printed directories

Previously, commission revenue for printed directories earned for sale of directory advertising space was recognised on signing of the advertising agreements with customers, while the balance of the revenue was deferred until the directories were published and delivered to customers' premises. Under SAB101 we have deferred the recognition of all revenue earned for a directory until the directory is published and delivered to customers' premises.

On line directories and voice services

Previously, revenue for our on line directories and voice services was recognised when agreements for the service were made with the customer. Revenue for these services is now deferred over the life of the service agreements, which is on average one year.

Refer to note 3 for details on items recognised in our statement of financial performance requiring specific disclosure.

                             Telstra Corporation Limited and controlled entities

--------------------------------------------------------------------------------

1.   Summary of accounting policies (continued)

1.2  Change in accounting policies (continued)

Revenue recognition (continued)

As a result of the change in revenue recognition accounting policy, our net profit for fiscal 2001 decreased as follows:

                                                         Telstra Group
----------------------------------------------------------------------
                                                          Year ended
                                                           30 June
                                                             2001
                                                              $m
----------------------------------------------------------------------
Sales revenue
Cumulative impact of deferring revenue as at 30 June
2000...................................................            777
Deferral of additional revenues under new policy for
year ended 30 June 2001................................            410
Part release of cumulative impact for the year ended
30 June 2001...........................................           (408)
                                                         -------------
Total impact on sales revenue..........................            779
                                                         -------------
Goods and services purchased
Cumulative impact of deferring expenses as at 30
June 2000..............................................           (573)
Deferral of additional expenses under new policy for
year ended 30 June 2001................................           (191)
Part release of cumulative impact for the year ended
30 June 2001...........................................            204
                                                         -------------
Total impact on goods and services purchased...........           (560)
                                                         -------------
Reduction in profit before income tax expense..........           (219)
Income tax benefit at 34%..............................             74
                                                         -------------
Reduction in net profit after tax for the year ended
30 June 2001...........................................           (145)
                                                         =============

1.3 Recently issued accounting standards to be applied in Australia in future periods

The following revised Australian accounting standard and the adoption of international accounting standards will apply in future financial reports. The impact of this Australian accounting standard has not yet been determined.

AASB 1020: "Income taxes" is applicable for financial years beginning on or after 1 January 2005. The revised standard introduces a fundamental shift in the method of accounting for income taxes. The new method is known as the balance sheet liability method, while the previous method was known as the income statement liability method.

The balance sheet method places emphasis upon the determination of tax assets and liabilities with income tax expense a residual of the process. In implementing the new method the revised standard:

..  introduces new terminology;
..  is formula based;
.. defines tax assets and liabilities as the product of temporary differences that arise between the carrying amount and the tax base of items recognised in the statement of financial position; and
..  increases the level of disclosures about income taxation.

Adoption of International Financial Reporting Standards

The Australian Financial Reporting Council (FRC) has determined that Australian entities must adopt International Financial Reporting Standards (IFRS) from 1 January 2005. This will involve completing a first time set of financial statements under IFRS for the half-year ended 31 December 2005 and for the financial year ended 30 June 2006.

Comparatives will also be remeasured under IFRS for the half-year ending 31 December 2004 and the financial years ending 30 June 2005 and 30 June 2004.

It is expected that there will be continuing developments in IFRS up to their application date of 1 January 2005, and consequently there is still uncertainty about the impact of IFRS. We are currently evaluating the potential impact of applying IFRS on our statement of financial position and performance.

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

Where we do not control an entity for the whole year, results and cash flows for those entities are only included from the date on which control commences, or up until the date on which there is a loss of control.

Telstra Corporation Limited and controlled entities

--------------------------------------------------------------------------------

1.   Summary of accounting policies (continued)

1.4  Principles of consolidation (continued)

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

1.5  Foreign currency translation

(a) Transactions

Foreign currency transactions are converted into Australian currency at market exchange rates applicable at the date of the transactions. Amounts payable or receivable in foreign currencies at balance date are converted into Australian currency at market exchange rates at balance date. Any currency translation gains and losses that arise are included in our net profit or loss for the year.

Where we enter into a hedge for a specific expenditure commitment or for the construction of a qualifying asset, currency translation gains and losses and hedging costs on forward foreign currency contracts are deferred and included with the expenditure commitment or cost of the asset.

Where we enter into a hedge for general expenditure commitments or for the construction of a non-qualifying asset, currency translation gains and losses are recorded in the statement of financial performance in the same period as the currency translation differences on the underlying transaction being hedged. Costs on such contracts are amortised over the life of the hedge contract.

Premiums and discounts on forward exchange contracts arising at the time of entering into the hedge are deferred and amortised over the life of the contract and included in borrowing costs.

(b) Translation of financial reports of foreign operations

Non-Australian entities that operate with us ("integrated" entities)

Where our non-Australian operations, either directly or indirectly, rely on us financially and operationally, we translate their financial reports to Australian dollars using a method known as the temporal method of accounting.

Under this method:

.. monetary statement of financial position items, such as cash and receivables, are translated into Australian dollars using market exchange rates at balance date;
.. non monetary statement of financial position items (including equity at the date of investment) are translated at market exchange rates applicable at the date of the transactions (or at the date of revaluation);
.. statements of financial performance are translated into Australian dollars at average exchange rates for the year, unless there are significant identifiable transactions, which are translated at the exchange rate that existed on the date of the transaction; and
.. currency translation gains and losses are recorded in the statement of financial performance.

Non-Australian entities that operate on their own ("self-sustaining" entities)

Where our non-Australian operations operate independently of us both financially and operationally, we translate their financial reports to Australian dollars using the current rate method of accounting.

Under this method:

..  assets and liabilities are translated into Australian dollars using market exchange rates at balance date;
.. shareholders' equity at the date of investment is translated into Australian dollars at the exchange rate current at that date. Movements post-acquisition (other than retained profits/ accumulated losses) are translated at the exchange rates current at the dates of those movements;
.. statements of financial performance are translated into Australian dollars at average exchange rates for the year, unless there are significant identifiable transactions, which are translated at the exchange rate that existed on the date of the transaction; and
.. currency translation gains and losses are recorded in the foreign currency translation reserve.

                             Telstra Corporation Limited and controlled entities

--------------------------------------------------------------------------------

1. Summary of accounting policies (continued)

1.5  Foreign currency translation (continued)

Non-Australian entities that operate on their own ("self sustaining" entities) (continued)

Exchange differences relating to foreign currency monetary items forming part of the net investment in a self sustaining foreign entity, together with hedges of such monetary items and related tax effects, are eliminated against the foreign currency translation reserve on consolidation of the foreign entity's financial report.

Upon disposal or partial disposal of a self sustaining entity, the balance of the foreign currency translation reserve relating to the entity, or the part disposed of, is transferred to retained profits.

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

Statement of cash flows discloses cash net of outstanding bank overdrafts. At balance date in 2003 and 2002, there were no bank overdrafts.

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

Cost includes:

..  both variable and fixed costs directly related to specific contracts;
..  amounts which can be allocated to contract activity in general and which can be allocated to specific contracts on a reasonable basis; and .. costs expected to be incurred under penalty clauses, warranty provisions and other variances.

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

Profits are recognised when:

..  the stage of contract completion can be reliably determined;
.. costs to date can be clearly identified; and .. total contract revenues to be received and costs to complete can be reliably estimated.

Telstra Corporation Limited and controlled entities

--------------------------------------------------------------------------------

1. Summary of accounting policies (continued)

1.9  Construction contracts (note 10) (continued)

(c) Disclosure

The construction work in progress balance is recorded in current inventories after deducting progress billings (refer note 10). Where progress billings exceed the balance of construction work in progress the net amount is shown as a current liability within other creditors.

1.10 Investments (note 11)

(a) Controlled entities

Our investments in controlled entities are valued at cost less any amount provided for permanent reduction in the investment value.

(b) Joint venture entities and associated entities

(i)  Joint venture entities

A joint venture entity is a contractual arrangement (in the form of an entity) whereby two or more parties take on an economic activity which is governed by joint control. Joint control involves the contractually agreed sharing of control over an entity where two or more parties must consent to all major decisions. Our interests in joint venture entities that are:

..  partnerships are accounted for using the equity method of accounting in the
   Telstra Group and Telstra Entity financial statements; and .. not partnerships are accounted for using the equity method of accounting in the Telstra Group financial statements and the cost method in the Telstra Entity financial statements.

(ii) Associated entities

Where we hold an interest in the equity of an entity and are able to apply significant influence to the decisions of the entity, that entity is an associated entity. Associated entities are accounted for using the equity method of accounting in the Telstra Group financial statements and the cost method in the Telstra Entity financial statements.

Under the equity method of accounting we adjust the initial recorded amount of the investment for our share of:

..  net profits or losses after tax since the date of investment;
..  reserve movements since the date of investment;
..  unrealised profits or losses and adjustments to asset values;
..  notional goodwill amortisation;
.. dividends or distributions received; and .. deferred profit brought to account.

Our share of all of these items, apart from dividends or distributions received and reserves, is recorded in the statement of financial performance.

Notional goodwill on acquisition of an interest in a joint venture entity or associated entity is amortised over the expected period of benefit, limited to a maximum of 20 years from the date of acquisition. This amortisation is recorded in the share of net profits or losses of associates and joint venture entities line in the statement of financial performance.

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

We also assess the recoverable amount of our equity accounted investments and reduce the equity accounted carrying amount to recoverable amount where the carrying amount exceeds recoverable amount. Where the equity accounted amount of an investment has been reduced to recoverable amount, we only reverse reductions to the extent the new recoverable amount at balance date exceeds the carrying amount at that date.

Where the equity accounted amount of our investment in an entity falls below zero, we suspend the equity method of accounting and record the investment at zero. When this occurs, the equity method of accounting does not start again until our share of profits and reserves exceeds the cumulative prior year share of losses and reserve reductions.

(c) Joint venture operations

A joint venture operation means a contractual arrangement (that is not a joint venture entity) whereby two or more parties undertake an economic activity that is governed by joint control. This usually involves the shared use of assets. Joint control involves the contractually agreed sharing of control where two or more parties must consent to all major decisions. Where the investment is significant, we record assets and liabilities relating to our share in each asset and liability used in the joint venture operation. We record expenses based on our percentage ownership interest in the joint venture. We record revenue from the sale or use of our share of the output as described in our revenue policy (refer note 1.19).

                             Telstra Corporation Limited and controlled entities

--------------------------------------------------------------------------------

1. Summary of accounting policies (continued)

1.10 Investments (note 11) (continued)

(d) Listed securities and investments in other corporations

Listed securities and investments in other corporations are valued at cost less any amount provided for permanent reduction in their value.

Net fair values of our investments are calculated on the following bases:

..  for listed securities traded in an organised financial market we use the current quoted market bid price at balance date; and .. for investments in unlisted securities not traded in an organised financial market, fair value is determined by reference to the net assets of the unlisted security.

1.11 Recoverable amount of non current assets

Non current assets measured using the cost basis are written down to recoverable amount where their carrying value exceeds this recoverable amount.

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

The expected net cash flows included in determining recoverable amounts of non current assets are discounted to their present values using a market determined, risk adjusted, discount rate.

1.12 Property, plant and equipment (note 12)

(a) Acquisition

Items of property, plant and equipment are recorded at cost and depreciated as described in note 1.12(c). The cost of our constructed property, plant and equipment includes:

..  the cost of material and direct labour;
.. an appropriate proportion of direct and indirect overheads; and .. borrowing costs up to the date the asset is installed ready for use.

Our weighted average capitalisation interest rate for borrowing costs for fiscal 2003 was 7.5% (2002: 7.2%; 2001: 7.9%). Interest revenue is not deducted in the calculation of borrowing costs included in the cost of constructed assets when those borrowings are not for a specific asset.

(b) Revaluation

We obtain valuations of all our land and buildings at least once every three years, or more frequently if necessary, to accord with the note disclosure requirements in AASB 1040: "Statement of Financial Position". From 1 July 2000, we applied AASB 1041: "Revaluation of Non-Current Assets" which has seen us discontinue our policy of revaluing our property, plant and equipment upwards. Any notional increase in book value as a result of the triennial valuation will therefore be disclosed in a note to the financial statements but not booked.

As part of the application of AASB 1041, we have also elected to:

..  apply the cost basis of recording property, plant and equipment in our financial statements; and
..  deem all our revalued property, plant and equipment carrying amounts as at 30
   June 2000 to be their cost going forward. This means that the asset revaluation reserve of $32 million is fixed as at 1 July 2000 and writedowns of previously revalued assets may no longer be made through the asset revaluation reserve.

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

Telstra Corporation Limited and controlled entities

--------------------------------------------------------------------------------

1. Summary of accounting policies (continued)

1.12 Property, plant and equipment (note 12) (continued)

(c) Depreciation and amortisation (continued)

The service lives of our significant items of property, plant and equipment are listed as follows:

                                               Telstra Group
-------------------------------------------------------------------
                                               As at 30 June
                                            2003           2002
                                        ---------------------------
                                        Service life   Service life
Property, plant and equipment             (years)        (years)
-------------------------------------------------------------------

Buildings - building shell...........             55             55
          - general purpose..........         8 - 40         8 - 40
          - fitout...................        10 - 20        10 - 20
Communication assets
Buildings - building shell...........             55             55
          - network..................         8 - 40         8 - 40
          - fitout...................        10 - 20        10 - 20
Customer premises equipment..........          3 - 8          3 - 8
Transmission equipment...............         4 - 20         5 - 16
Switching equipment..................         2 - 10         3 - 10
Cables...............................         8 - 25         8 - 25
Ducts and pipes - main cables........             40             40
                - distribution.......             30             30
Other communications plant...........         3 - 16         4 - 18
Other assets
Leasehold plant and equipment........         7 - 15         7 - 15
Other plant, equipment and motor
vehicles.............................         3 - 15         3 - 15
-------------------------------------------------------------------

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

1.13 Leased plant and equipment (note 12)

We account for leases in accordance with AASB 1008: "Leases". We distinguish between finance leases, which effectively transfer substantially all the risks and benefits incidental to ownership of the leased asset from the lessor to the lessee, from operating leases under which the lessor effectively retains all such risks and benefits.

Where we acquire non current assets by using a finance lease, the present value of future minimum lease payments is disclosed as equipment under finance lease at the beginning of the lease term. Capitalised lease payments are amortised on a straight line basis over the shorter of the lease term or the expected useful life of the assets. A corresponding liability is also established and each lease payment is allocated between the liability and finance charges.

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

(a) Goodwill

On acquisition of investments, when we pay an amount greater than the fair value of the net identifiable assets of an entity, this excess is recorded as goodwill. We calculate the amount of goodwill as at the date of purchasing our ownership interest in the entity.

When we purchase an entity that we will control, the amount of goodwill is recorded in intangible assets. Goodwill is amortised on a straight line basis over the period of expected benefit. This period is subject to a maximum of 20 years from the date of gaining control. The carrying amount of goodwill is reviewed every six months and adjusted to the extent that future benefits are not considered probable. The weighted average goodwill amortisation period for fiscal 2003 was 20 years (2002: 19 years).

                             Telstra Corporation Limited and controlled entities

--------------------------------------------------------------------------------

1. Summary of accounting policies (continued)

1.14 Intangible assets (note 13) (continued)

(a) Goodwill (continued)

We continually assess whether changes have occurred that would require revision of the remaining estimated useful life of goodwill, or whether changes will render the goodwill not recoverable. If such circumstances arise, the recoverable amount of goodwill is determined based on estimates of the discounted value of expected future cash flows of the business. Market interest rates and discount rates are considered when calculating discounted cashflows.

We also calculate goodwill when we acquire joint venture entities and associated entities. However, for these entities the goodwill amount is included as part of the cost of the investment and not shown separately as an intangible asset. The amortisation of this notional goodwill is included in the share of net profit/(loss) of associates and joint venture entities line in the statement of financial performance. Refer to note 1.10 for information regarding goodwill for associates and joint venture entities.

(b) Identifiable intangible assets

Identifiable intangible assets include patents, trademarks and licences (including network and business software and spectrum licences), brandnames and customer bases. Where the costs of such assets have a benefit or relationship to more than one accounting period, these costs are deferred and amortised on a straight line basis over the period of expected benefit, which averages 15 years for fiscal 2003 (2002: 13 years). The recoverable amounts of identifiable intangible assets are reviewed every six months and the carrying amount is adjusted down where it exceeds recoverable amount. Recoverable amount of identifiable intangible assets is determined based on estimates of the discounted value of expected future cash flows to be derived from the use of those assets.

1.15 Other assets (note 14)

(a) Research and development costs

Research costs are recorded as an expense as incurred. Development costs are recorded as an expense as incurred, unless future economic benefits are attainable from the expenditure, in which case they are capitalised (refer to note 1.15(d) for policy on software assets developed for internal use).

(b) Deferred mobile handset subsidies

Where mobile handsets are sold as part of service contracts lasting two years or greater, the cost of any associated subsidy is deferred and written off over the contract term. The provision of any subsidy is contingent upon delivery of the contracted services and is therefore considered a cost of entering into the contract with the customer.

As a result, the expense is recognised over the life of the contract, consistent with the timing of revenue earned.

(c) Deferred expenditure

Deferred expenditure mainly includes upfront payments for basic access installation and connection fees for in place and new services, and loan flotation costs.

Significant items of expenditure:

..  are deferred to the extent that they are recoverable from future revenue and will contribute to our future earning capacity; and .. cannot be deferred if they only relate to revenue which has already been recorded.

We amortise deferred expenditure over the average period in which the related benefits are expected to be realised. This period is a weighted average of 5 years for fiscal 2003 (2002: 5 years). Each year we also review expenditure deferred in previous periods to determine the amount (if any) that is no longer recoverable. The amount of deferred expenditure that is no longer recoverable is written off as an expense in the statement of financial performance.

(d) Software assets developed for internal use

We record direct costs associated with the development of network and business software for internal use as software assets. These amounts are recorded as software assets where project success is regarded as probable.

Costs included in software assets developed for internal use are:

..  external direct costs of materials and services consumed;
..  payroll and direct payroll-related costs for employees (including contractors) directly associated with the project; and .. borrowing costs incurred while developing the software.

Software assets developed for internal use are amortised on a straight line basis over their useful lives to us. This period is a weighted average of 6 years for fiscal 2003 (2002: 5 years). Amortisation starts once the software is ready for use.

The carrying values of these assets are reviewed regularly and at each reporting date, to ensure they are recoverable. Where such costs are no longer considered recoverable, they are written off to the statement of financial performance.

1.16 Payables (note 15)

Accounts payable, including accruals, are recorded when we are required to make future payments as a result of a purchase of assets or services.

Telstra Corporation Limited and controlled entities

--------------------------------------------------------------------------------

1. Summary of accounting policies (continued)

1.17 Interest-bearing liabilities (note 16)

Bills of exchange and commercial paper are recorded as borrowings when issued, at the amount of the net proceeds received. They are carried at amortised cost until the liabilities are fully settled. Interest is recorded as an expense on a yield to maturity basis.

Bank loans are carried at cost.

Telstra bonds are carried at cost or adjusted cost. Adjusted cost is the face value of debt adjusted for any unamortised premium or discount. Interest is calculated on a yield to maturity basis. Bonds repurchased are cancelled against the original liability and any gains or losses are recorded in the statement of financial performance as borrowing costs.

Other loans are carried at cost or adjusted cost. Discounts and premiums are amortised on a straight line basis over the period to maturity. Interest is calculated on a yield to maturity basis. Our other loans include both Australian dollar loans and foreign currency loans. Amounts denominated in foreign currency are revalued daily. Any exchange gains or losses are taken to the statement of financial performance.

1.18 Provisions (note 17)

Provisions are recognised when the group has a legal, equitable or constructive obligation to make a future sacrifice of economic benefits as a result of past transactions or events, it is probable that a future sacrifice of economic benefits will arise and a reliable estimate can be made of the amount of the obligation.

(a) Employee benefits

We accrue liabilities for employee benefits to wages and salaries, annual leave and other current employee benefits at their nominal amounts. These are calculated on the remuneration rates expected to be current at the date of settlement and include related on costs.

Employee benefit on-costs, including payroll tax, are recognised and included in employee benefit liabilities and costs when the employee benefits to which they relate are recognised as liabilities.

Telstra Entity employees who have been employed by the Telstra Entity for at least ten years are entitled to long service leave of three months (or more depending on the actual length of employment), which is included in other employee benefits.

We accrue liabilities for other employee benefits not expected to be paid or settled within twelve months of balance date at the present values of future amounts expected to be paid. This is based on projected increases in wage and salary rates over an average of ten years.

We calculate present values using rates based on government guaranteed securities with similar due dates to our liabilities.

Liabilities for redundancies are recognised when a detailed plan for the redundancies has been developed and a valid expectation has been created that the redundancies will be carried out with those employees affected. The liabilities for redundancies are recognised in payables unless the amount or timing of the payments in uncertain, in which case they are recognised as provisions.

(b) Workers' compensation

The Telstra Entity and certain controlled entities self insure their workers' compensation liabilities. We take up a provision for the present value of these estimated liabilities, based on an actuarial review of the liability. This review includes assessing actual accidents and estimating claims incurred but not reported. Present values are calculated using appropriate rates based on government guaranteed securities with similar due dates. The majority of our controlled entities do not self insure, but pay annual premiums to third party insurance companies for their workers' compensation liabilities.

(c) Restoration Costs

We provide for our future obligations in relation to the fitout of our general purpose leased buildings when we have a legal, equitable or constructive responsibility. These costs include our obligations relating to the dismantling, removal, restoration and other expenditure associated with these fitouts. Our estimates are based upon a review of lease contracts, legal requirements, historical information and expected future costs. Any changes to these estimates are adjusted on a progressive basis as required. Restoration costs associated with mobile tower communication assets that are situated on land held under operating leases are expensed in the statement of financial performance when they become payable as they are insignificant to our financial report.

1.19 Revenue (note 2)

Sales revenue

Our categories of sales revenue listed in note 2 are recorded after deducting sales returns, trade allowances, duties and taxes. Refer to note 1.2 for details of changes in our revenue recognition policies in fiscal 2001.

(a) Delivery of services

Revenue from the provision of our telecommunications services includes:

..  telephone calls; and
..  other services and facilities provided such as internet and data.

                             Telstra Corporation Limited and controlled entities

--------------------------------------------------------------------------------

1. Summary of accounting policies (continued)

1.19 Revenue (note 2) (continued)

Sales revenue (continued)

(a) Delivery of services (continued)

We record revenue earned from:

.. telephone calls on completion of the call; and .. other services generally at completion, or over the period of service provided.

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

(c) Rent of network facilities

We earn rent mainly from access to retail and wholesale fixed and mobile networks and from the rent of dedicated lines, customer equipment, property, plant and equipment and other facilities. The revenue of providing access to the network is recorded on an accrual basis over the rental period.

(d) Construction contracts

We record construction revenue on a percentage of contract completion basis. The percentage of completion of contracts is calculated based on estimated costs to complete the contract (refer note 1.9 for further information).

Our construction contracts are classified according to their type. There are three types of construction contracts, these being material intensive, labour intensive and short duration. Revenue is recognised on a percentage of completion basis using the appropriate measures as follows:

..  (actual costs / planned costs) x planned revenue - for material intensive projects;
..  (actual labour hours / planned labour hours) x planned revenue - for labour intensive projects; and
.. short duration projects are those that are expected to be completed within a month and revenues and costs are recognised on completion.

(e) Directory services

All of our Yellow Pages and White Pages directory advertising revenues are recognised on delivery of the published directories using the delivery method. We consider our directories delivered when they have been published and delivered to customers' premises. Revenue from online directories is recognised over the life of service agreements, which is on average one year. Voice directory revenues are recognised at the time of providing the service to customers.

Other revenue

(f) Dividend revenue

We record dividend revenue in the statement of financial performance from the following entities when declared by them:

..  controlled entities;
..  joint venture entities and associated entities (when received by the Telstra
   Entity); and
..  listed investments and other investments.

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

Telstra Corporation Limited and controlled entities

--------------------------------------------------------------------------------

1. Summary of accounting policies (continued)

1.19 Revenue (note 2) (continued)

Accrued revenue

Accrued revenue represents revenue earned that has not been billed to the customer. This revenue is recorded in accordance with the revenue policies described.

1.20 Share of net profits/(losses) of associates and joint venture entities (note 24)

We record our share of the net profits/(losses) of associates and joint venture entities by taking the profit/(loss) after tax, multiplied by our ownership interest after adjusting for:

..  amortisation of notional goodwill;
..  deferral and subsequent amortisation of unrealised profits after tax arising from transactions and the sale of assets from us to our associates; and .. deferral and subsequent amortisation of unrealised profits after tax arising from trading and the sale of assets from our associates to us.

Refer to note 1.10(b) for information regarding deferral of unrealised profits and amortisation of notional goodwill in relation to associates and joint venture entities.

1.21 Taxation (note 4)

Income Tax

We apply tax-effect accounting using the liability method to calculate income tax. Income tax is calculated on accounting profit after allowing for permanent differences and is recorded as an expense.

Permanent differences are:

..  items of revenue or expense that are included in taxable income but will never be included in accounting profit; or .. items of revenue and expense that are included in accounting profit but will never be included in taxable income.

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

During fiscal 2003, the Telstra Entity has elected for its resident wholly owned controlled entities to join it in a tax consolidation group. The Telstra Entity will recognise all current and deferred tax amounts in relation to its resident wholly owned controlled entities in its own financial statements in addition to its current and deferred tax balances arising from its own transactions and events (refer note 4 for further information).

Goods and Services Tax (GST) (including other value added taxes)

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

To accord with Urgent Issues Group Abstract 31 - Accounting for Goods and Services Tax (GST), which requires cash flows to be determined on a gross basis, we have completed our cash flow statement in the following manner:

.. we have derived from our accounting records the amounts which we have shown in our statement of financial performance and statement of financial position, which are on a net GST basis where the GST is recoverable from the ATO; and
.. we have estimated the amount of GST that is required to be added to various line items in the cash flow statement by reference to our business activity statements prepared for the ATO.

Our commitments are recorded net of GST, except where there is non-recoverable GST (refer note 20).

1.22 Earnings per share (note 6)

Basic earnings per share

Basic earnings per share (EPS) is determined by dividing net profit after income tax attributable to members of the company, excluding any costs of servicing equity other than ordinary shares, by the weighted average number of ordinary shares outstanding during the year.

                             Telstra Corporation Limited and controlled entities

--------------------------------------------------------------------------------

1.   Summary of accounting policies (continued)

1.22 Earnings per share (note 6) (continued)

Diluted earnings per share

Where an entity has on issue potential ordinary shares which are dilutive, diluted EPS must be calculated. As we do not have any ordinary shares which are considered dilutive, diluted EPS is the same as basic EPS.

1.23 Superannuation (note 22)

Defined benefit funds

For funding purposes actuarial valuations are required to be performed at least every three years. In prior years, if there has been a shortfall in the net market value of scheme assets when compared to members' vested entitlements, we have provided for the amount to the extent that a present obligation exists to rectify the financial position of the schemes.

Accumulation schemes

Our commitment to accumulation type benefits is limited to making the contributions specified in the trust deed in accordance with our minimum statutory requirements.

All superannuation schemes

Contributions to employee superannuation schemes are recorded as an expense in the statement of financial performance as the contributions become payable.

1.24 Employee share plans (note 19)

We own 100% of the equity of Telstra ESOP Trustee Pty Ltd, the corporate trustee for the Telstra Employee Share Ownership Plan Trust (TESOP97) and Telstra Employee Share Ownership Plan Trust II (TESOP99). We do not control or significantly influence these trusts as beneficial ownership and control remains with the employees who participate in the share plans administered by the trustee on their behalf. As a result, we do not consolidate the operations of the trust into the Telstra Group.

Telstra incurs expenses on behalf of both the TESOP97 and the TESOP99. These expenses are in relation to administration costs of the trusts and are recorded in the statement of financial performance as incurred.

Telstra is precluded from issuing options that gives rise to the issue of new shares by the Telstra Corporation Act 1991 (Cth). The Telstra Growthshare Trust was established to allocate options, restricted shares, performance rights, deferred shares, directshares and ownshares. Options, performance rights, and restricted shares are subject to performance hurdles. Deferred shares are subject to a specified period of service.

We own 100% of the equity of Telstra Growthshare Pty Ltd, the corporate trustee for the Telstra Growthshare Trust (Growthshare). We do not control or significantly influence the trust as beneficial ownership and control remains with the employees who participate in the share plans administered by the trustee on their behalf.

An option, restricted share, performance right or deferred share represents a right to acquire a share in Telstra.

Telstra provides loans to the Growthshare trustee to enable it to purchase shares on market to underpin options issued. When exercised, the eligible employee pays for the shares at the exercise price and the loan is repaid to us. On the basis that the loan is fully repaid by the employee, there is no expense associated with the allocation of options. Telstra receives interest on the loans to the trust. From 1 July 2002, the company has suspended its option plan.

Restricted shares, performance rights and deferred shares are recorded as an expense to Telstra when we provide funding to the trust to purchase the shares. The expense recorded in the statement of financial performance represents the market price of the shares at the time of purchase on market.

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

1.25 Derivative financial instruments (note 29)

As we only use derivative financial instruments for our hedging activities, the gains and losses on our derivatives are accounted for on the same basis as the underlying physical transactions. Therefore, hedge gains and losses are recorded in the statement of financial performance when the gains or losses arising from the related physical exposures are recorded in the statement of financial performance.

Telstra Corporation Limited and controlled entities

--------------------------------------------------------------------------------

1.   Summary of accounting policies (continued)

1.25 Derivative financial instruments (note 29) (continued)

Foreign exchange gains and losses on the principal value of our cross currency swaps are recorded in the statement of financial performance and determined through reference to the change in spot rates over the relevant reporting period. These foreign exchange gains and losses offset the gains and losses recorded on the underlying hedged transaction.

We account for our interest rate swaps and cross currency swaps that hedge an underlying physical exposure using the accrual method of accounting.

Interest receivable and payable under the terms of the interest rate swaps and cross currency swaps are accrued over the period to which the payments or receipts relate. The interest receivable and payable under the swaps is also recorded as part of our borrowing costs. Changes to the underlying market value of the remaining interest rate swap and cross currency swap payments and receipts are not recorded in the financial statements.

We do not include the principal amounts of our cross currency swaps and interest rate swaps in our statement of financial position. Where we have a legally recognised right to set off the financial asset and financial liability and we intend to settle on a net basis or simultaneously, we record this position on a net basis in our statement of financial position. Where we enter into master netting arrangements relating to a number of financial instruments, have a legal right of set off, and intend to do so, we also include this position on a net basis in our statement of financial position.

The net position in relation to our cross currency swaps refers to the revalued component of our foreign currency receivable or payable under the swap contract. We record this component as a hedge receivable or hedge payable in our statement of financial position. We do not offset the hedge receivable or hedge payable with the underlying financial asset or financial liability being hedged as the transactions are with different counterparties and are generally not settled on a net basis.

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

1.26 Insurance

We specifically carry the following types of insurance:

..  property;
..  travel/personal accident;
..  third party liability;
..  directors' and officers' liability;
..  company reimbursement; and
..  other insurance from time to time.

For risks not covered by insurance, any losses are charged to the statement of financial performance in the year in which the loss is reported.

The Telstra Entity and certain controlled entities are self insured for workers' compensation. Further details are provided in note 1.18(b).

1.27 Further clarification of terminology used in our statement of financial performance

Under the requirements of AASB 1018: "Statement of Financial Performance" we must classify all of our expenses (apart from any borrowing costs and shares of net losses of associates and joint venture entities) according to either the nature (type) of the expense or the function (activity to which the expense relates). We have chosen to classify our expenses using the nature classification as it more accurately reflects the type of operations we undertake.

Our expense categories represent an aggregation of expenses classified by nature
(type). These categories do not include any indirect or fixed costs and therefore are not identical to their functional expense category. Specifically this includes:

.. our goods and services purchased; and .. our marketing expenses and general and administration expenses included within the reconciliation of other expenses (refer note 3).

Earnings before interest, income tax expense, depreciation and amortisation (EBITDA) reflects our net profit prior to including the effect of interest revenue, borrowing costs, income taxes, depreciation and amortisation. We believe that EBITDA is a relevant and useful financial measure used by management to measure the company's operating profit. Our management uses EBITDA, in combination with other financial measures, primarily to evaluate the company's operating performance before financing costs, income tax and non-cash capital related expenses. In consideration of the capital intensive nature of our business, EBITDA is a useful supplement to net income in understanding cash flows generated from operations that are available for income taxes, debt service and capital expenditure.

                             Telstra Corporation Limited and controlled entities

--------------------------------------------------------------------------------

1.   Summary of accounting policies (continued)

1.27 Further clarification of terminology used in our statement of financial performance (continued)

EBITDA is not a USGAAP measure of income or cash flow from operations and should not be considered as an alternative to net income as an indication of our financial performance or as an alternative to cash flow from operating activities as a measure of our liquidity.

In addition, we believe EDITDA is useful to investors because analysts and other members of the investment community largely view EBITDA as a key and widely recognised measure of operating performance.

Earnings before interest and income tax expense (EBIT) is a similar measure to EBITDA, but takes into account the effect of depreciation and amortisation.

When a specific revenue or an expense from ordinary activities is of such a size, nature or incidence that its disclosure is relevant in explaining our financial performance for the reporting period, its nature and amount have been disclosed separately in note 3. For comparative purposes, amounts classified as unusual in fiscal 2001 have been restated as specific in accordance with the format of the fiscal 2003 and fiscal 2002 financial statements.

1.28 Rounding

All dollar amounts in this financial report (except where indicated) have been rounded to the nearest million dollars ($m or A$m) for presentation. This has been done in accordance with Australian Securities and Investments Commission
(ASIC) Class Order 98/100, dated 10 July 1998 and issued under section 341(1) of the Corporations Act 2001.

1.29 Comparative figures

Where necessary, we adjust comparative figures to align with changes in presentation in the current year.

In addition, we have quantified the effect on comparatives of any changes in accounting policies (refer note 1.2).

Telstra Corporation Limited and controlled entities

--------------------------------------------------------------------------------

                                                          Telstra Group           Telstra Entity
-----------------------------------------------------------------------------   ------------------
                                                        Year ended 30 June      Year ended 30 June

                                                       2003     2002     2001     2003       2002
                                              Note      $m       $m       $m       $m         $m
-----------------------------------------------------------------------------   ------------------
2. Revenue
Our revenue from ordinary  operating
activities (including  specific items)
is made up of revenue from the
following activities:
Sales revenue
Delivery of services(1.19(a)) (i).............3(c)   12,451   12,725   11,860   11,275      11,436
Sale of goods (1.19(b))...........................      573      441      417      431         262
Rent of network facilities (1.19(c)) (i)..........    6,108    5,667    5,161    6,086       5,683
Construction contracts (1.19(d))..................      201      236      332       42          61
Directory services (1.19(e))......................    1,162    1,127      909      794         775
                                                     ------------------------   ------------------
                                                     20,495   20,196   18,679   18,628      18,217
                                                     ------------------------   ------------------
Other revenue (excluding interest revenue)
Dividend revenue (1.19(f))
- other entities..................................        1        1       16        1           1
                                                     ------------------------   ------------------
                                                          1        1       16        1           1
                                                     ------------------------   ------------------
Revenue from the sale of non current
assets (1.19(g))
- property, plant and equipment...............3(c)      811      246      288      792         241
- investments in controlled entities..........3(c)       17       --      120       --          --
- investments in joint venture entities...........        3       --        5       --          --
- investments in associated entities..............       17       --       --        1          --
- investments in listed securities and
other corporations............................3(c)        7       22      603       --           5
- patents, trademarks and licences................       --        1       14       --          --
- businesses..................................3(c)        4       33    2,273        2          29
                                                     ------------------------   ------------------
                                                        859      302    3,303      795         275
                                                     ------------------------   ------------------
Other sources of revenue
Rent from property and motor vehicles
(1.19(c)).........................................       33       44       39       33          44
Writeback of Telstra Superannuation
Scheme additional contribution liability......3(c)       --       --      725       --          --
Other revenue.....................................      228      259      221      123         167
                                                     ------------------------   ------------------
                                                        261      303      985      156         211
                                                     ------------------------   ------------------
                                                      1,121      606    4,304      952         487
                                                     ------------------------   ------------------
Revenue from ordinary activities
(excluding interest revenue)......................   21,616   20,802   22,983   19,580      18,704
                                                     ------------------------   ------------------
Interest revenue (1.19(h))
- controlled entities...........................27       --       --       --      124         67
- joint ventures and associated
entities........................................27        2        2        2        2          2
- other entities..................................       82      124      101       76        114
                                                     ------------------------   -----------------
                                                         84      126      103      202        183
                                                     ------------------------   -----------------
Total revenue from ordinary activities............   21,700   20,928   23,086   19,782     18,887
                                                     ========================   =================

(i) A reassessment of the basic access product has resulted in a reclassification of basic access revenue of $1,496 million (2002: $1,587 million; 2001: $1,740 million) from delivery of services to rent of network facilities. As a result, we have also reclassified the comparative data presented to ensure consistency of presentation. This reclassification has not affected the total revenue recorded.

                             Telstra Corporation Limited and controlled entities

--------------------------------------------------------------------------------

                                                         Telstra Group          Telstra Entity
---------------------------------------------------------------------------   ------------------
                                                       Year ended 30 June     Year ended 30 June
                                                       2003    2002    2001     2003        2002
                                               Note      $m      $m      $m       $m          $m
---------------------------------------------------------------------------   ------------------
3. Profit from ordinary activities
(a) Our profit before income tax expense
(including  items requiring  specific
disclosure) has been calculated after
charging/(crediting) the following items:

Labour
Included in our labour expenses are the following:
Ownership based remuneration schemes...............      23       9       5       23           9
Employee redundancy................................     281     289      44      205         130

Goods and services purchased
Included in our goods and services purchased
and relating to sale of goods is:
Cost of goods sold.................................     556     503     510      432         304

Other expenses
Net book value of assets we have sold:
- property, plant and equipment................3(c)     638     250     281      632         246
- investments in controlled entities...........3(c)      12      (3)    116       --          --
- investments in joint venture entities............      --      --       3       --          --
- investments in associates........................       8      --      --        2          --
- investments in listed securities and other
corporations...................................3(c)       9      27     337       --           4
- patents, trademarks and licences.................      --      --       6       --          --
- businesses...................................3(c)      (6)     33   1,421       (6)         29
                                                      ---------------------   ------------------
                                                        661     307   2,164      628         279
                                                      ---------------------   ------------------
Rental expense on operating leases.................     584     597     496      404         440
Bad debts written off - trade debtors..............     172     185     159      154         186
Movement in provisions - increase/(decrease):
- doubtful debts - trade debtors...................      21      28      (9)       2          --
- reduction in value of inventories
(finished goods)...................................       5       1     (21)       5           2
- reduction in value of investments............3(c)      26      26   1,065    3,056         445
- reduction in value of convertible note
issued by PCCW.....................................      --      96      --       --          96
- reduction in value of amounts owed by
controlled entities........................3(c), 27      --      --      --     (587)        830
- reduction in value of capitalised software.......       2      --      31        2          --
Net foreign currency conversion losses/
(gains)(1.5).......................................     (17)     17     (25)     (14)          6
Auditors' fees.................................3(b)       6       5       4        5           4
Service contracts and other agreements.............   1,706   1,400   1,400    1,606       1,406
Marketing..........................................     316     284     308      255         218
General and administration.........................     790     679     742      584         486
Other operating expenses...........................     330     440     447      534         690
                                                      ---------------------   ------------------
                                                      4,602   4,065   6,761    6,634       5,088
                                                      =====================   ==================

Telstra Corporation Limited and controlled entities

--------------------------------------------------------------------------------

                                                          Telstra Group         Telstra Entity
---------------------------------------------------------------------------   ------------------
                                                        Year ended 30 June    Year ended 30 June
                                                       2003    2002    2001     2003        2002
                                               Note      $m      $m      $m       $m          $m
---------------------------------------------------------------------------   ------------------
3. Profit from ordinary activities (continued)

(a) Our profit before income tax expense
(including items requiring specific
disclosure) has been calculated after
charging/(crediting) the following items:

Depreciation and amortisation
Depreciation of:
- general purpose buildings......................12      31      45      41       15          42
- communication assets...........................12   2,518   2,452   2,205    2,364       2,209
- other plant, equipment and motor vehicles......12     154     115     156      106          85
                                                      ---------------------   ------------------
                                                      2,703   2,612   2,402    2,485       2,336
Amortisation of:
- equipment under finance lease..................12       7       2       8        2          --
- leasehold improvements.........................12      44      39      15       42          37
- goodwill.......................................13     116      87      43        1           1
- patents, trademarks and licences.................      38      40      55       32          26
- brandnames.......................................      12      12       5       --          --
- customer bases...................................      82      86      34       --          --
- deferred expenditure.............................       1       1      12        1           1
- software assets..................................     444     388     297      430         381
                                                      ---------------------   ------------------
                                                        744     655     469     508          446
                                                      ---------------------   ------------------
                                                      3,447   3,267   2,871   2,993        2,782
                                                      =====================   ==================
Borrowing costs
- controlled entities............................27      --      --      --       80          58
- other entities...................................     983   1,009     875      960         970
- finance charges relating to finance leases.......       1       2       2       --          --
                                                      ---------------------   ------------------
                                                        984   1,011     877    1,040       1,028
- borrowing costs included in the cost of
constructed assets.................................    (105)   (115)   (108)    (105)       (115)
                                                      ---------------------   ------------------
                                                        879     896     769     935          913
                                                      =====================   ==================
Other disclosures
Research and development expenses (before
crediting any grants) (1.15(a))....................      41      28      29       41          27
                                                      =====================   ==================
Net profit/(loss) on the sale of:
- property, plant and equipment................3(c)     173     (4)       7      160          (4)
- investments in controlled entities...........3(c)       5      3        4       --          --
- investments in joint venture entities............       3      --       2       --          --
- investments in associated entities...............       9      --      --       (1)         --
- investments in listed securities and other
corporations...................................3(c)      (2)     (5)    266       --           1
- patents, trademarks and licences.................      --       1       8       --          --
- businesses...................................3(c)      10      --     852        8          --
                                                      ---------------------   ------------------
                                                        198      (5)  1,139      167          (3)
                                                      =====================   ==================

                             Telstra Corporation Limited and controlled entities

---------------------------------------------------------------------------   ------------------
                                                          Telstra Group         Telstra Entity
---------------------------------------------------------------------------   ------------------
                                                        Year ended 30 June    Year ended 30 June
                                                       2003    2002    2001     2003        2002
                                               Note      $m      $m      $m       $m          $m
---------------------------------------------------------------------------   ------------------
3. Profit from ordinary activities (continued)

(b) Auditors' fees

The Australian statutory auditor of the Telstra
Entity has charged the following amounts for:

Auditing and reviewing the financial reports (a)...   4.445   3.753   3.257    3.974       3.207
Other services (a).................................      --      --   0.101       --          --

Auditors other than the Australian statutory auditor have charged the following amounts for:

Auditing and reviewing the financial reports.......   1.440   1.553   1.041    0.528       0.591
                                                      ---------------------   ------------------
Total auditors' fees...........................3(a)   5.885   5.306   4.399    4.502       3.798
                                                      =====================   ==================

In addition to auditing and assurance activities, other services have been provided by Ernst & Young in their own right as follows:

Other services (b).................................   5.334   5.714   4.820
                                                      =====================

(a) Our Australian statutory auditor is the Australian National Audit Office
(ANAO). The audit and other services provided by the ANAO have been subcontracted to Ernst & Young (EY) from fiscal 2000.

(b) We have processes in place to maintain the independence of the external auditor, including the level of expenditure on other services. Fees earned by EY for non audit work are capped at a maximum of 1.0 times total audit fees. In addition to the establishment of this cap, there is a requirement for the Audit Committee to pre-approve all proposals involving the provision of services by EY. As part of the approval process, an assessment is made by the Audit Committee on the appropriateness of the services from an independence stand point. Monthly meetings are held between EY and the Director of Finance to monitor the process.

EY also has specific internal processes in place to ensure auditor independence.

Telstra Corporation Limited and controlled entities

---------------------------------------------------------------------------   ------------------
                                                          Telstra Group         Telstra Entity
---------------------------------------------------------------------------   ------------------
                                                       Year ended 30 June     Year ended 30 June
                                                      2003     2002    2001     2003        2002
                                               Note     $m       $m      $m       $m          $m
---------------------------------------------------------------------------   ------------------
3. Profit from ordinary activities (continued)

(c) Items requiring specific disclosure

The following items form part of the ordinary operations of our business and whose disclosure is relevant in explaining the financial performance of the group.

Our net profit has been calculated after charging/(crediting) specific revenue and expense items from our ordinary activities as follows:

Items included in revenue:
Sales revenue
- revenue recognition accounting policy
change (1.2).......................................     --       --    (779)      --          --
                                                      ------------------------------------------
                                                        --       --    (779)      --          --
- Other revenue (excluding interest revenue)
- proceeds on sale of properties (i)...............    570       --      --      570          --
- sale of global wholesale business and
controlled entities to Reach Ltd (vii)                  --       --   2,372       --          --
- writeback of Telstra Superannuation Scheme
additional contribution liability (viii)...........     --       --     725       --          --
- sale of our investment in Computershare
Limited (ix).......................................     --       --     546       --          --
                                                      ---------------------   ------------------
                                                       570       --   3,643      570          --
                                                      ---------------------   ------------------
Total specific revenue items.......................    570       --   2,864      570          --
                                                      ---------------------   ------------------
Items included in expenses:
Goods and services purchased
- revenue recognition accounting policy
change (1.2).......................................     --       --     560       --          --
                                                      ------------------------------------------
                                                        --       --     560       --          --
Other expenses
- book value on sale of properties (i).............   (439)      --      --     (439)         --
- book value of our global wholesale business
and controlled entities sold to Reach
Ltd (vii)..........................................     --       --    (668)      --          --
- deferral of unrealised profit arising on
sale of businesses and controlled entities
to Reach Ltd (vii).................................     --       --    (852)      --          --
- book value on sale of our investment in
Computershare Limited (ix).........................     --       --    (301)      --          --
- write off of Telstra CSL Group
acquisition costs (vii)............................     --       --    (999)      --          --
- movement in provision for reduction in
value of our controlled entities (iv)                   --       --      --   (2,981)         --
- movement in provision for amounts owed by
controlled entities (v) (vi)27                          --       --      --      570        (855)
                                                      ---------------------   ------------------
                                                      (439)      --  (2,820)  (2,850)       (855)
                                                      ---------------------   ------------------
 Total specific expense items......................   (439)      --  (2,260)  (2,850)       (855)
                                                      ---------------------   ------------------
In our share of net losses of associates and
joint venture entities is:
- write off of the carrying value of our
investment in Reach Ltd (ii).......................   (965)      --      --       --          --
                                                      ---------------------   ------------------
Net specific items.................................   (834)      --     604   (2,280)       (855)
                                                      ---------------------   ------------------
Income tax expense attributable to those items
requiring specific disclosure                          (41)      --    (209)     (41)         --
Effect of reset tax values on entering tax
consolidation (iii)................................    201       --      --      201          --
                                                      ---------------------   ------------------
Net specific items after income tax expense........   (674)      --     395   (2,120)       (855)
                                                      =====================   ==================

                             Telstra Corporation Limited and controlled entities

--------------------------------------------------------------------------------

3. Profit from ordinary activities (continued)

(c) Items requiring specific disclosure (continued)

During fiscal 2003, we recognised the following transactions as requiring specific disclosure:

(i) Sale of office properties

On 1 August 2002, we sold a portfolio of seven office properties for $570 million. The carrying value of these properties was $439 million at the time of sale. We entered into operating leases totalling $518 million in relation to these properties on normal commercial terms of between five and twelve years, most of which commenced on 19 August 2002.

The profit on the sale of these properties was $131 million before income tax expense, as shown in the following table:

-------------------------------------------------------------------------------
                                                                     Year ended
                                                                       30 June
                                                                        2003
                                                                         $m
-------------------------------------------------------------------------------
Other revenue
Proceeds on sale of office properties.............................          570
Other expenses
Book value on sale of office properties...........................         (439)
                                                                     ----------
                                                                            131
Income tax expense................................................          (41)
                                                                     ----------
                                                                             90
                                                                     ==========

(ii) Write off of investment in Reach Ltd

We have written off the carrying amount of the investment in our 50% owned joint venture, Reach Ltd (REACH). The write off occurred due to the depressed conditions in the global market for international data and internet capacity resulting in high levels of excess capacity, intense price competition and lower than expected revenues. This has resulted in a reduction of our investments accounted for using the equity method in our statement of financial position and an increase to our share of net losses of associates and joint venture entities in the statement of financial performance, amounting to $965 million (refer note 24 for further information).

(iii) Effect of reset tax values on entering tax consolidation

During fiscal 2003, legislation was enacted which enables the Telstra Entity and its Australian resident wholly owned entities to be treated as a single entity for income tax purposes. The Telstra Entity (or head entity) elected to form a tax consolidated group from 1 July 2002 (refer to note 4 for further details).

On formation of a tax consolidated group, the head entity has an option to bring the assets of each subsidiary member into the tax consolidated group by choosing between two alternative methods, the Allocable Cost Amount (ACA) method or Transitional Method. We have chosen the ACA method for a number of our subsidiaries. Under this method, the tax values of a subsidiary's assets are reset according to certain allocation rules, which consequently impacts future tax deductions and our deferred tax balances. The once-off benefit of $201 million reflects the increase in future tax deductions arising from these reset tax values.

(iv) Movement in provision for reduction in value of our controlled entities - Telstra Entity

Included in our profit before income tax expense for the Telstra Entity was a movement of $2,981 million relating to a provision for reduction in value of our investments in two controlled entities. This balance is eliminated on consolidation for Telstra Group reporting purposes.

(v) Movement in provision for amounts owed by controlled entities - Telstra
Entity

In fiscal 2002, we raised a provision of $855 million in the Telstra Entity for amounts owed by a controlled entity. During fiscal 2003 the controlled entity issued additional capital, with the reduction in the amount owed by that entity representing the consideration. As a result, the $855 million provision was reversed in the current year statement of financial performance. In addition, we also raised a provision of $285 million in relation to further funding provided to this controlled entity.

As a result of the above, the profit before income tax expense of the Telstra Entity includes a $570 million net gain in relation to the provision for amounts owed by the controlled entity. This balance is eliminated on consolidation for Telstra Group reporting purposes (refer note 27 for further information).

During fiscal 2002, we recognised the following transaction as requiring specific disclosure:

(vi) Provision raised for amounts owed by controlled entities - Telstra Entity

Included in the profit before income tax expense of the Telstra Entity was a specific charge of $855 million in relation to a provision for amounts owed by a controlled entity. This balance is eliminated on consolidation for Telstra Group reporting purposes.

Telstra Corporation Limited and controlled entities

--------------------------------------------------------------------------------

3. Profit from ordinary activities (continued)

(c) Items requiring specific disclosure (continued)

During fiscal 2001, we recognised the following transactions as requiring specific disclosure:

(vii) Asian Ventures

As detailed in the accompanying notes to our statement of cash flows, on 7 February 2001 we completed our strategic alliance with PCCW. Under these arrangements, the following items were recognised in the statement of financial performance:

Reach Ltd (REACH)

-------------------------------------------------------------------------------
                                                                     Year ended
                                                                      30 June
                                                                        2001
                                                                         $m
-------------------------------------------------------------------------------
Other revenue
Sale of global wholesale business and
controlled entities to REACH......................................        2,372
Other expenses
Book value of businesses and controlled entities
sold to REACH and associated costs................................         (668)
                                                                     ----------
                                                                          1,704
Deferral of unrealised profit before tax..........................         (852)
                                                                     ----------
                                                                            852
                                                                     ==========

The other revenue and other expense items represent the fair value of the total consideration received and book value respectively, relating to the divisions and controlled entities that we have sold to REACH. The book value also includes any costs associated with undertaking this transaction.

The deferral of unrealised profit arises to the extent that we retain an ownership interest in REACH. The amount deferred is brought to account in the statement of financial performance (through the share of net losses of associates and joint venture entities) on a straight line basis over a period of 20 years. The deferral of unrealised profit is combined with the net book value of businesses we have sold for the other expenses disclosure in note 3(a).

Telstra CSL Group

The $999 million that was written off the Telstra CSL Group acquisition costs related to our acquisition of 60% of Telstra CSL Limited. This item was recognised as at the date of acquisition and formed part of the reduction in value of investments in note 3(a).

Net effect of entering our Asian Ventures

The net once-off specific item recognised as a result of our Asian ventures was a $147 million loss before income tax expense.

(viii) On 29 August 2000 the trustee of the Telstra Superannuation Scheme (Telstra Super) and the Commonwealth (who guaranteed our payments) released us from our obligation to contribute $121 million per annum to Telstra Super to 30 June 2011. As part of the terms of the release, we agreed to provide such future employer contributions to Telstra Super as may be required to maintain the vested benefits index (VBI - the ratio of fund assets to members vested benefits) in the range of 100-110%.

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

The net present value of our commitment to Telstra Super was shown as a liability on our statement of financial position as at 30 June 2000. This liability was written back to the statement of financial performance in the year ended 30 June 2001 and increased our result as follows:

-------------------------------------------------------------------------------
                                                                     Year ended
                                                                      30 June
                                                                        2001
                                                                         $m
-------------------------------------------------------------------------------
Other revenue
Writeback of the Telstra Super additional
contribution liability............................................          725
Tax effect at 34%.................................................         (247)
                                                                     ----------
                                                                            478
                                                                     ==========

                             Telstra Corporation Limited and controlled entities

--------------------------------------------------------------------------------

3. Profit from ordinary activities (continued)

(c) Items requiring specific disclosure (continued)

(ix) During fiscal 2001, we sold our investment in Computershare Limited (Computershare) in two tranches. On 13 July 2000, our controlled entity, Telstra CB.Com Limited, sold 53.3 million ordinary shares in Computershare at $7.25 per share, representing 10% of the issued capital. Revenue received from this sale was approximately $386 million.

On 26 June 2001, Telstra CB.Com Limited sold the remaining balance of 26.6 million shares at $6 per share resulting in revenue of $160 million.

The profit on the sale of this investment was $245 million before tax, as shown in the following table:

-------------------------------------------------------------------------------
                                                                     Year ended
                                                                      30 June
                                                                        2001
                                                                         $m
-------------------------------------------------------------------------------
Other revenue
Revenue from sale of Computershare................................          546
Other expenses
Book value of investment in Computershare sold....................         (301)
                                                                     ----------
                                                                            245
Tax effect at 34%.................................................          (83)
                                                                     ----------
                                                                            162
                                                                     ==========

Telstra Corporation Limited and controlled entities

--------------------------------------------------------------------------------

                                                          Telstra Group         Telstra Entity
---------------------------------------------------------------------------   ------------------
                                                        Year ended 30 June    Year ended 30 June
                                                       2003    2002    2001      2003      2002
                                                         $m      $m      $m        $m        $m
---------------------------------------------------------------------------   ------------------
4. Income tax expense

Notional income tax expense on profit differs from actual income tax expense recorded as follows:

Profit before income tax expense...................   4,928   5,446   6,297    3,809       4,558
                                                      =====================   ------------------
Profit/(loss) before income tax expense of
subsidiary companies that form part of the
Telstra Corporation Limited tax consolidation
group(i)...........................................                             (856)        --
                                                                              ------------------
Profit before income tax expense for the tax
consolidated group.................................                            2,953        --
                                                                              ==================
Australian statutory rate of taxation (ii).........      30%     30%     34%      30%         30%
                                                      =====================   ==================
Notional income tax expense on profit calculated
at 30% (2002: 30%, 2001: 34%)......................   1,478   1,634   2,141      886       1,367

Which is adjusted by the tax effect of (iii):
Effect of lower rates of tax on overseas income....     (30)    (13)    (23)      --          --
Research and development concessions...............      (6)     (6)    (12)      (6)         (4)
Share of net losses of associates and joint
venture entities...................................     296       9      49        2          --
(Profit)/loss on sale of non current assets........     (34)     (8)   (355)      52          (8)
Non deductible depreciation and amortisation.......      58      (4)     16       10           2
Reduction in the value of investments and
intercompany receivables...........................      --       4     362      810         390
Rebateable dividends (non taxed dividends).........      (2)     --      --        (2)       --
Assessable foreign source income not included in
accounting profit..................................      43      22      29       43          --
Under/(over) provision of tax in prior years.......     (28)     16       6      (23)         15
Effect of reset tax values on entering tax
consolidation (iv).................................    (201)     --      --     (201)         --
Other adjustments..................................     (40)    142      79      (13)         71
                                                      ---------------------   ------------------
Income tax expense on profit.......................   1,534   1,796   2,292    1,558       1,833
Effect of decrease in tax rates on deferred tax
balances (ii)......................................      --      --     (56)      --          --
                                                      ---------------------   ------------------
Income tax expense.................................   1,534   1,796   2,236    1,558       1,833
                                                      =====================   ==================
Our income tax expense contains the following
items:
Current taxation provision.........................   1,567   1,608   1,475    1,560       1,466
Movement in future income tax benefit..............      16    (240)     (3)      --          --
Movement in deferred income tax liability..........     (21)    412     758       21         352
Under/(over) provision of tax in prior years.......     (28)     16       6      (23)         15
                                                      ---------------------   ------------------
                                                      1,534   1,796   2,236    1,558       1,833
                                                      =====================   ==================

Future income tax benefits as at 30 June not
recorded in the statement of financial position
for:
Income tax losses (v)..............................     187     116       1       --          --
                                                      ---------------------   ------------------
                                                        187     116       1       --          --
                                                      =====================   ==================

(i) Net of consolidation entries and other applicable adjustments.

(ii) During fiscal 2000, the Commonwealth lowered the income tax rates applicable to companies from 36% to 30% in two stages. From 1 July 2000, the income tax rates were lowered from 36% to 34%. From 1 July 2001, the income tax rate was lowered from 34% to 30%.

As a result we restated our deferred tax balance to the rates applicable when the timing differences are expected to reverse. This had the effect of lowering our deferred tax balances by $56 million for the group in fiscal 2001.

                             Telstra Corporation Limited and controlled entities

--------------------------------------------------------------------------------

4. Income tax expense (continued)

(iii) For the Telstra Entity, adjustments include those for the tax consolidation group.

(iv) On formation of a tax consolidated group (refer below for further details), the head entity in the group may elect to reset the tax values of a subsidiary member under certain allocation rules. This once-off benefit reflects the increase in future tax deductions available from these reset values (refer to note 3 for further information).

(v) Our benefit for tax losses may be used in future years if the following criteria are met:

..    our controlled entities have sufficient future assessable income to enable the tax losses to be offset against that assessable income;
..    our controlled entities continue to satisfy the conditions required by tax legislation to be able to use the tax losses; and
..    there are no future changes in tax legislation that will adversely affect us in using the benefit of the tax losses.

Our future income tax benefit in the statement of financial position contains the following tax losses carried forward:

                                              Telstra Group
--------------------------------------------------------------
                                              As at 30 June
                                            2003   2002   2001
                                              $m     $m     $m
--------------------------------------------------------------
Future income tax benefit balance........     --    132    114
                                            ------------------
Amount of future income tax benefit
related to tax losses carried forward....     --      1      2
                                            ==================

                                       Telstra       Telstra
                                        Group        Entity
------------------------------------------------   -----------
                                      As at 30        As at
                                        June         30 June
                                     2003   2002   2003   2002
                                       $m     $m     $m     $m
------------------------------------------------   -----------

Income tax payable

Current Income tax payable (vi)...    660    632    614    572
                                     ===========   ===========

(vi) Under the Pay-As-You-Go (PAYG) transitional rules, we opted to pay part of the final instalment of income tax for fiscal 2000 over 10 equal quarterly instalments. The final instalment was made on 21 April 2003.

Tax consolidation

During fiscal 2003, legislation was enacted which enables the Telstra Entity and its Australian resident wholly owned entities to be treated as a single entity for income tax purposes. The Telstra Entity has elected to form a tax consolidated group from 1 July 2002. As a result, the Telstra Entity, as the head entity in the tax consolidated group, will recognise tax entries for all entities in the tax consolidated group in addition to its own.

The entities within the tax consolidated group have entered into a tax sharing agreement. The terms of this agreement specify the methods of allocating any tax liability in the event of default by the Telstra Entity on its group payment obligations and the treatment where a subsidiary member exits the group. The tax liability of the group otherwise remains with the Telstra Entity.

Agreements which formalise the transition of subsidiaries into the tax consolidated group have also been entered into by group members. These agreements cover the transfer of deferred tax balances to the Telstra Entity as at 1 July 2002 and the treatment of any PAYG instalments made in relation to the current year.

The election to tax consolidate on 1 July 2002 has not had a significant impact on the assets and liabilities of the Telstra Group, apart from the resetting of certain tax values (refer to item (iv) above and note 3 for further details regarding this impact).

Telstra Corporation Limited and controlled entities

--------------------------------------------------------------------------------

5. Segment information

We report our segment information on the basis of business segments as our risks and returns are affected predominantly by differences in the products and services we provide through those segments.

Business segments
During the year, three pre-existing business units of Telstra Retail, Telstra Mobile and Telstra Country Wide were restructured. The scope of Telstra Country Wide was increased as a result of the restructure and two new groups were formed, namely Telstra Consumer and Marketing and Telstra Business and Government. A separate group was established which comprises Telstra's broadband and online activities, as well as Telstra's directories business, Sensis Pty Ltd, and Telstra's media activities. This business is now known as Bigpond, Media Services and Sensis. Those segments not impacted by the restructure are consistent in their structure to previous years.

Due to this extensive restructure of the customer base, it was impracticable to restate our comparative information to reflect the position as if the new business segments and segment accounting policies existed in prior years. In accordance with applicable accounting standards, for both AGAAP and USGAAP, we have provided comparatives as they were under the previous organisational structure, as well as restating those lines that could be restated under the new structure.

The Telstra Group is now organised along the following segments:

..    Telstra Consumer and Marketing is responsible for:

     .    serving consumer customers with fixed, wireless and data products;
     .    management of Telstra brands, advertising and sponsorship; and
     .    implementing our bundling initiatives.

..    Telstra Country Wide is responsible for:

     . addressing the telecommunication needs of consumer and business customers that reside and operate outside the mainland state capital cities and in Tasmania and the Northern Territory; and
     . the specific needs of customers which are not as readily accessible as customers in metropolitan areas.

..    Telstra Business and Government is responsible for:

     . the provision of the full range of products and services to corporate, small to medium enterprises and government customers; and
     . manages our interests in our North American, Japanese and European retail operations.

..    Telstra International manages our interests in:

     . the Asia-Pacific region, including our operations in Hong Kong, India, China and New Zealand.

..    Infrastructure Services responsibilities include:

     . management and delivery of telecommunications infrastructure and related services;
     . operational service and delivery of the entire fixed and mobile networks, along with online products and platforms; and
     . Network, Design and Construction's capability for end-to-end project management, planning, design, construction, integration, operations and maintenance of communications networks and systems for Telstra and other telecommunications companies.

..    Telstra Wholesale is responsible for:

     . the provision of domestic wholesale products and services to other carriers and carriage service providers.

..    Telstra Technology is responsible for:

     . the overall planning, design and construction management of our domestic fixed communication networks and associated systems to deliver technology solutions to support our products, services and customer support.

..    Bigpond, Media Services and Sensis is responsible for:

     . management and growth of Telstra's internet products, services and content, for both broadband and narrowband delivery;
     .    management of Telstra's broadband cable network;
     .    management of Telstra's interest in the FOXTEL partnership; and
     . management and growth of the information, advertising and directories business, including print, voice and online products and services.

..    Corporate areas include:

     . Legal & Regulatory - provides legal services and has responsibility for regulatory positioning and negotiation;
     . Corporate Relations - responsible for managing our relationships and positioning with key groups such as our customers, the media, governments, industry, community groups and staff;
     . Human Resources - responsibilities include recruitment, learning and development, and human resources management; and

                             Telstra Corporation Limited and controlled entities

--------------------------------------------------------------------------------

5. Segment information (continued)

   . Finance & Administration - encompasses the functions of finance, treasury, productivity, risk management and assurance, acquisitions, investments and strategic development, investor relations, corporate services, and the office of the Telstra Chief Information Officer. It also includes the financial management of the majority of the Telstra Entity fixed assets (including network assets) through the Asset Accounting Group. Telstra Technology manages the annual capital expenditure of these assets on behalf of our other business segments.

The Corporate areas, Telstra Technology and Bigpond, Media Services and Sensis groups are not reportable segments and have been aggregated in the "Other" segment.

Inter-segment transfers
During the year, all transfer pricing was eliminated and is no longer used within the group. As such, the current year inter-segment line purely relates to intercompany revenue.

In the prior year, segment revenues, segment expenses and segment results included demand driven transfers between business segments. Generally most internal charges between business segments were made on a direct cost recovery basis. As the basis for transfers change from year to year depending on the business structure, we restated our comparatives to reflect the current basis. Certain regulatory, compliance and strategic functions are not charged to the reportable segments. We account for all international transactions between Australian and non-Australian businesses at market value. All internal telecommunications usage of our own products is also accounted for at market value.

The Asset Accounting Group does not allocate depreciation expense related to the use of assets owned at the Corporate level to other business segments.

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

Telstra Corporation Limited and controlled entities

--------------------------------------------------------------------------------

5. Segment information (continued)

Telstra Group

---------------------------------------------------------------------------------------------------------------------------------
                                     Telstra              Telstra    Telstra
                                    Consumer   Telstra   Business &  Interna-  Infrastruc-                                Total
                                    & Market-  Country     Govern-    tional       ture      Telstra   Other   Elimina-    all
                                     ing (a)   Wide (a)   ment (a)     (b)      Services    Wholesale  (c)(d)   tions    segments
                                       $m         $m         $m         $m         $m          $m        $m       $m        $m
---------------------------------------------------------------------------------------------------------------------------------
Year ended 30 June 2003
Sales revenue from external
customers........................       5,514     5,031       4,520     1,471          256      2,370   1,333        --    20,495
Other revenue from external
customers........................           7       136          33        54           11         --     880        --     1,121
                                    ---------------------------------------------------------------------------------------------
Total revenue from external
customers (excluding
interest revenue)................       5,521     5,167       4,553     1,525          267      2,370   2,213        --    21,616
Less sale of investment/
dividend revenue.................           1        --          19        29           --         --      --        --        49
                                    ---------------------------------------------------------------------------------------------
Segment revenue from
external customers...............       5,520     5,167       4,534     1,496          267      2,370   2,213        --    21,567
Add inter-segment revenue........          --        --          55        33          754        258      86    (1,186)       --
                                    ---------------------------------------------------------------------------------------------
Total segment revenue............       5,520     5,167       4,589     1,529        1,021      2,628   2,299    (1,186)   21,567
                                    =============================================================================================
Segment result under AGAAP              3,093     4,931       3,429        12       (1,220)     1,628  (3,356)   (1,794)    6,723
Less share of equity
accounted net losses/(profits)             (2)       --           6       974           --         --      47        --     1,025
Less net book value of
investments sold.................          --        --           2        22           --         --      --        --        24
Add sale of investment/
dividend revenue.................           1        --          19        29           --         --      --        --        49
                                    ---------------------------------------------------------------------------------------------
Earnings before interest and
income tax expense (EBIT) -
segment result under
USGAAP...........................       3,096     4,931       3,440      (955)      (1,220)     1,628  (3,403)   (1,794)    5,723
                                    =============================================================================================
Earnings has been
calculated after charging/
(crediting) the following:
Depreciation and
amortisation.....................          --        --          19       388           --         --   3,043        (3)    3,447
Non cash expenses excluding
depreciation and
amortisation.....................         (52)       --          11        52           --         --     640        --       651
                                    =============================================================================================
Non current assets acquired
(excluding those acquired on
investment)......................          11        (2)         18       188        1,125         46   1,946        --     3,332
                                    =============================================================================================
As at 30 June 2003
Segment assets (e)...............       2,015       665         877     4,255          641        380  27,920    (1,154)   35,599
Segment assets include:
Investment in joint venture
entities.........................          11        --          --        74           --         --      44        --       129
Investment in associated
entities.........................          --        --           5        25           --         --      --        --        30
Goodwill (net)...................          --        --          43     1,930           --         --      46        (1)    2,018
                                    =============================================================================================
Segment liabilities..............       1,033       213         452       818          974        242  18,976    (2,531)   20,177
                                    =============================================================================================

                             Telstra Corporation Limited and controlled entities

--------------------------------------------------------------------------------

5. Segment information (continued)

(a) These segment results do not reflect actual segment results achieved due to the majority of costs of goods and services associated with sales revenues for all three of these segments being allocated totally to the Telstra Consumer and Marketing segment. This allocation reflects management's accountability framework and internal reporting system and accordingly no reasonable basis for allocation to the three segments exist.

(b) Included in the share of equity accounted net losses/(profits) is the write off of our investment in our 50% owned joint venture, Reach Ltd. Refer note 3 for further information.

(c) Included in other revenue from external customers is the sale of the seven office properties for $570 million. Refer note 3 for further information.

(d) Sales revenue for the other segment relates primarily to revenue earned by our subsidiary Sensis Pty Ltd. Telstra Technology and the Asset Accounting Group are the main contributors to the segment result for this segment.

(e) Segment assets for the other segment includes Telstra Entity fixed assets (including network assets) managed through the centralised Asset Accounting Group.

Prior year comparatives
Due to the extensive restructure of the customer base, it was impracticable to restate our comparative information as if the new business segments and segment accounting policies had existed in prior years. In accordance with applicable accounting standards, both AGAAP and USGAAP, the restatement of those lines that could be restated under the new structure for both 2002 and 2001 is presented below.

Telstra Group

---------------------------------------------------------------------------------------------------------------------------------
                                     Telstra              Telstra
                                    Consumer   Telstra   Business &  Telstra   Infrastruc-                                Total
                                    & Market-  Country    Govern-    Interna-     ture       Telstra           Elimina-    all
                                       ing       Wide      ment       tional    Services    Wholesale   Other   tions    segments
                                       $m        $m         $m          $m         $m           $m       $m       $m       $m
---------------------------------------------------------------------------------------------------------------------------------
Year ended 30 June
2002
Depreciation and amortisation....          --        --          27       421           --         --   2,823        (4)    3,267
Non cash expenses excluding
depreciation and amortisation....          66        --          36        28           --         --   1,336    (1,018)      448
                                    =============================================================================================
Non current assets acquired
(excluding those acquired on
investment)......................          14         6          15       352          928         50   2,297        --     3,662
                                    =============================================================================================
As at 30 June 2002
Segment assets...................       1,982       613       1,001     6,076          679        414  28,946    (1,492)   38,219
Segment assets include:
Investment in joint venture
entities.........................           9        --          --     1,059           --         --      42        --     1,110
Investment in associated
entities.........................          --        --          26        61           --         --      --        --        87
Goodwill (net)...................          --        --          50     1,963           --         --      50        --     2,063
                                    =============================================================================================
Segment liabilities..............       1,274       174         521     1,648        1,030        250  21,865    (2,649)   24,113
                                    =============================================================================================

Telstra Corporation Limited and controlled entities

--------------------------------------------------------------------------------

5. Segment information (continued)

Telstra Group
------------------------------------------------------------------------------------------------------------------------------------
                                         Telstra             Telstra
                                        Consumer   Telstra  Business &  Telstra   Infrastruc-                                Total
                                        & Market-  Country   Govern-    Interna-     ture       Telstra           Elimina-    all
                                           ing      Wide       ment      tional    Services    Wholesale   Other   tions    segments
                                           $m        $m         $m         $m         $m          $m        $m       $m        $m
------------------------------------------------------------------------------------------------------------------------------------
Year ended 30 June 2001
Depreciation and amortisation.........          2       --          19       188           --         --   2,666        (4)    2,871
Non cash expenses excluding
depreciation and amortisation.........       (591)      --         361     2,528            3         --     319         1     2,621
                                        ============================================================================================
As at 30 June 2001
Investment in joint venture entities..          5       --          --     1,140           --         --      47        --     1,192
Investment in associated entities.....         --       --          53        14           --         --      --        --        67
Goodwill (net)........................         --       --          75     1,431            1         --      42        (1)    1,548
                                        ============================================================================================

                             Telstra Corporation Limited and controlled entities

--------------------------------------------------------------------------------

5. Segment information (continued)

Due to the extensive restructure of the customer base, it was impracticable to restate our comparative information as if the new business segments and segment accounting policies existed in prior years. Following are the comparatives for the 2002 and 2001 years under the structure that existed as at 30 June 2002.

Telstra Group
------------------------------------------------------------------------------------------------------------------------------
                                                                 Telstra   Infrastruc-                                 Total
                                               Telstra  Telstra  Interna-     ture       Telstra            Elimina-    all
                                                Retail   Mobile   tional   Services     Wholesale   Other    tions    segments
                                                 (a)                                                 (b)      (c)
                                                  $m       $m       $m         $m          $m        $m       $m        $m
------------------------------------------------------------------------------------------------------------------------------
Year ended 30 June 2002
Sales revenue from external customers           12,560    3,501     1,497          253      2,334       67       (16)   20,196
Other revenue from external customers              227       --        34           29         11      305        --       606
                                               -------------------------------------------------------------------------------
Total revenue from external customers
(excluding interest revenue)................    12,787    3,501     1,531          282      2,345      372       (16)   20,802
Less sale of investment/dividend revenue            42       --        14           --         --       --        --        56
                                               -------------------------------------------------------------------------------
Segment revenue from external customers.....    12,745    3,501     1,517          282      2,345      372       (16)   20,746
Add inter-segment revenue...................       447       39         1        1,853      1,001      957    (4,298)       --
                                               -------------------------------------------------------------------------------
Total segment revenue.......................    13,192    3,540     1,518        2,135      3,346    1,329    (4,314)   20,746
                                               ===============================================================================
Segment result under AGAAP..................     7,318    1,542       (22)      (1,371)     2,076   (4,267)    1,022     6,298
Less share of equity accounted net losses           42       --        39           --         --       --        --        81
Less net book value of investments sold             40       --         9           --         --        8        --        57
Add sale of investment/dividend revenue             42       --        14           --         --       --        --        56
                                               -------------------------------------------------------------------------------
Earnings before interest and income tax
expense (EBIT) - segment result under
USGAAP......................................     7,278    1,542       (56)      (1,371)     2,076   (4,275)    1,022     6,216
                                               ===============================================================================
Earnings has been calculated after
charging/(crediting) the following:
Depreciation and amortisation...............        85       --       421           --         --    2,765        (4)    3,267
Non cash expenses excluding depreciation
and amortisation............................        36       45        25           --         --    1,360    (1,018)      448
                                               ===============================================================================
Non current assets acquired (excluding
those acquired on investment)...............       335      110       352        2,740         50       75        --     3,662
                                               ===============================================================================
As at 30 June 2002
Segment assets (d)..........................     4,291    1,098     6,095        1,436        414   26,358    (1,473)   38,219
Segment assets include:
Investment in joint venture entities........        51       --     1,059           --         --       --        --     1,110
Investment in associated entities...........        26       --        61           --         --       --        --        87
                                               ===============================================================================
Segment liabilities.........................     2,763      234     1,671        1,530        252   20,313    (2,650)   24,113
                                               ===============================================================================

(a) Telstra Retail segment revenue from external customers includes $2,406 million relating to Telstra Country Wide.

(b) Included in the other segment result is a specific charge of $855 million relating to a provision for amounts owed by a controlled entity (refer note 27).

(c) Included in segment result is an elimination for the specific charge of $855 million relating to a provision for amounts owed by a controlled entity (refer note 27).

(d) Segment assets for the other segment includes Telstra Entity fixed assets (including network assets) managed through the centralised Asset Accounting Group.

Telstra Corporation Limited and controlled entities

--------------------------------------------------------------------------------

5. Segment information (continued)

Telstra Group
------------------------------------------------------------------------------------------------------------------------------
                                                                 Telstra   Infrastruc-                                 Total
                                               Telstra  Telstra  Interna-     ture       Telstra            Elimina-    all
                                                Retail   Mobile   tional   Services     Wholesale   Other    tions    segments
                                               (a)(b)    (c)       (d)                               (e)
                                                 $m       $m        $m         $m          $m        $m       $m        $m
------------------------------------------------------------------------------------------------------------------------------
Year ended 30 June 2001
Sales revenue from external customers           11,620    3,144     1,208          282      2,410       67       (52)   18,679
Other revenue from external customers              616       13     2,495           51         22    1,108        (1)    4,304
                                               -------------------------------------------------------------------------------
Total revenue from external customers
(excluding interest revenue)................    12,236    3,157     3,703          333      2,432    1,175       (53)   22,983
Less sale of investment/dividend revenue           551       --     2,466           --         --       --        --     3,017
                                               -------------------------------------------------------------------------------
Segment revenue from external customers.....    11,685    3,157     1,237          333      2,432    1,175       (53)   19,966
Add inter-segment revenue...................       328       38       281        2,124        801    1,020    (4,592)       --
                                               -------------------------------------------------------------------------------
Total segment revenue.......................    12,013    3,195     1,518        2,457      3,233    2,195    (4,645)   19,966
                                               ===============================================================================
Segment result under AGAAP..................     6,582    1,329      (773)      (1,205)     2,119   (2,765)      719     6,006
Less share of equity accounted net losses           89       --        94           --         --       --        --       183
Less net book value of investments sold            297       --     1,574            4         --       --         2     1,877
Add sale of investment/dividend revenue            551       --     2,466           --         --       --        --     3,017
                                               -------------------------------------------------------------------------------
Earnings before interest and income tax
expense (EBIT) - segment result under
USGAAP......................................     6,747    1,329        25       (1,209)     2,119   (2,765)      717     6,963
                                               ===============================================================================
Earnings has been calculated after
charging/(crediting) the following:
Depreciation and amortisation...............        84       --       188           19         --    2,584        (4)    2,871
Non cash expenses excluding depreciation
and amortisation............................      (138)     (99)    2,559          144         --      873      (718)    2,621
                                               ===============================================================================
Non current assets acquired (excluding
those acquired on investment)...............       311      150     3,214        3,732         58      139        --     7,604
                                               ===============================================================================
As at 30 June 2001
Segment assets..............................     4,290    1,160     4,437        1,499        479   30,095    (3,957)   38,003
Segment assets include:
Investment in joint venture entities........        52       --     1,140           --         --       --        --     1,192
Investment in associated entities...........        53       --        14           --         --       --        --        67
                                               ===============================================================================
Segment liabilities.........................     2,829      227       567        1,644        247   23,834    (5,067)   24,281
                                               ===============================================================================

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

(d) Telstra International total revenue includes a specific item of $2,372 million from the sale of our global wholesale business to Reach Ltd. Profit includes specific expenses relating to the book value of our global wholesale business and controlled entities sold of $1,520 million and the Telstra CSL Group write off of acquisition costs of $999 million (refer note 3).

(e) Specific revenue of $725 million from the write back of the Telstra Superannuation Scheme (Telstra Super or TSS) additional contribution liability (refer note 3) is included in other segment revenue. This increased the other segment result by $725 million.

                             Telstra Corporation Limited and controlled entities

--------------------------------------------------------------------------------

5. Segment information (continued)

                                                          Telstra Group
-----------------------------------------------------------------------------
                                                     Year ended/As at 30 June
                                                         2003    2002    2001
                                               Note        $m      $m      $m
-----------------------------------------------------------------------------
Total segment revenue.............................     21,567  20,746  19,966
Add sale of investment/dividend revenue...........         49      56   3,017
                                                     ------------------------
Total revenue from external customers (excluding
interest revenue).................................2    21,616  20,802  22,983
Add interest revenue..............................         84     126     103
                                                     ------------------------
Total revenue from ordinary activities............2    21,700  20,928  23,086
                                                     ========================
Earnings before interest and income tax expense
(EBIT)............................................      5,723   6,216   6,963
Add interest revenue..............................         84     126     103
Less borrowing costs..............................        879     896     769
                                                     ------------------------
Profit before income tax expense..................      4,928   5,446   6,297
Less income tax expense...........................      1,534   1,796   2,236
                                                     ------------------------
Net profit........................................      3,394   3,650   4,061
                                                     ========================
Information about our products and services
Sales revenue from
Basic access (i)..................................      3,091   2,880   1,955
Local calls.......................................      1,567   1,643   1,915
PSTN value added services.........................        272     261     263
National long distance calls......................      1,162   1,216   1,267
Fixed to mobile...................................      1,517   1,419   1,287
International direct..............................        307     336     338
Mobile goods and services (i).....................      3,608   3,468   3,119
Data and Internet services........................      2,806   2,693   2,711
Sensis (advertising and directories) (i)..........      1,217   1,135     909
Customer premise equipment........................        202     220     274
Payphone..........................................        148     154     166
Intercarrier services.............................      1,170   1,124   1,132
Inbound calling products..........................        494     562     657
Solutions management..............................        487     477     428
Various controlled entities.......................      1,836   2,001   1,342
Other sales and service...........................        611     607     916
                                                     ------------------------
                                                  2    20,495  20,196  18,679
                                                     ========================
(i) Sales revenue for year ended 30 June 2001 includes a specifc debit accounting adjustment of $779 million for SAB101. This adjustment has been allocated across our sales revenue as follows:
$540 million (basic access), $205 million
(directory services), and $34 million (mobile goods and services) (refer note 3).
Information about our geographic operations

Sales revenue from
Customers in Australia............................     19,024  18,699  17,471
Customers in non Australian countries.............      1,471   1,497   1,208
                                                     ------------------------
                                                  2    20,495  20,196  18,679
                                                     ========================
Carrying amount of segment assets
Customers in Australia............................     32,632  32,124  33,036
Customers in non Australian countries.............      2,967   6,095   4,437
                                                     ------------------------
                                                       35,599  38,219  37,473
                                                     ========================
Non current assets acquired (excluding those
 acquired on investment)
Located in Australia..............................      3,144   3,310   4,390
Located in non Australian countries...............        188     352   3,214
                                                     ------------------------
                                                        3,332   3,662   7,604
                                                     ========================

Telstra Corporation Limited and controlled entities

--------------------------------------------------------------------------------

                                                         Telstra Group
---------------------------------------------------------------------------
                                                       Year ended 30 June
                                                       2003    2002    2001
                                                      CENTS   CENTS   CENTS
---------------------------------------------------------------------------

6. Earnings per share

Basic and diluted earnings per share (cents) (a)       26.6    28.5    31.5
                                                     ----------------------
                                                         $m      $m      $m
                                                     ----------------------
The following reflects the earnings and share information used in determining our basic and diluted earnings per share (see note 1.22):

Net profit........................................    3,394   3,650   4,061

Adjustments:
Outside equity interests in net (profit)/loss.....       35      11      (3)
                                                     ----------------------
Earnings used in the calculation of basic and
diluted earnings per share........................    3,429   3,661   4,058
                                                     ======================

                                                        Number of
                                                          shares
                                                        (millions)
                                                     ----------------------
Weighted average number of issued ordinary
shares used in the calculation of basic and
diluted earnings per share (b)(c).................   12,867  12,867  12,867
                                                     ======================

(a) Change in accounting policy

The change in accounting policy for the introduction of SAB101 during fiscal 2001 is described in note 1.2. This change had the effect of decreasing the earnings per share calculation by 1.1 cents to 31.5 cents in fiscal 2001.

(b) The number of issued and paid up ordinary shares for the last 3 years has been 12,866,600,200.

(c) There are no potential ordinary shares or dilutive ordinary shares. We are precluded from issuing instruments that gives rise to the issue of new shares by the Telstra Corporation Act 1991 (Cth). The Telstra Growthshare Trust was established to allocate options, restricted shares, performance rights, deferred shares, directshares and ownshares to executives and employees. The Growthshare trustee purchases shares on market to underpin the various instruments issued.

                             Telstra Corporation Limited and controlled entities

--------------------------------------------------------------------------------

                                                                 Telstra Group       Telstra Entity
---------------------------------------------------------------------------------  ------------------
                                                               Year ended 30 June  Year ended 30 June
                                                               2003   2002   2001      2003      2002
                                                    Note         $m     $m     $m        $m        $m
---------------------------------------------------------------------------------  ------------------
7. Dividends

Ordinary shares
Interim dividend paid...................................      1,544  1,415  1,029     1,544     1,415
Interim special dividend paid...........................        386     --     --       386        --
Final ordinary dividend provided for (i)..............17         --  1,415  1,416        --     1,415
                                                           ----------------------  ------------------
Total dividend provided for or paid.....................      1,930  2,830  2,445     1,930     2,830
                                                           ======================  ==================
Dividends per share (cents) provided for or paid              CENTS  CENTS  CENTS
                                                           ----------------------
Interim dividend........................................       12.0   11.0    8.0
Interim special dividend................................        3.0     --     --
Final ordinary dividend (i).............................         --   11.0   11.0
                                                           ----------------------
Total dividend..........................................       15.0   22.0   19.0
                                                           ======================

Our dividends provided for or paid are fully franked, in aggregate and per share, to the same amount in the relevant tables above.

(i) Due to the first time application of the new accounting standard AASB 1044:
"Provisions, Contingent Liabilities and Contingent Assets", a difference has arisen between reporting periods regarding the timing and the recognition of dividends declared in our statement of financial performance and statement of financial position. There has been no change in the timing of the dividends declared by the directors.

Under this new accounting standard, the provision for final ordinary dividend raised at 30 June 2002 has been reversed to opening retained profits in the current period statement of financial position (refer to statement of changes in shareholders equity).

As the final ordinary dividend in fiscal 2003 has not been declared, determined or publicly recommended as at 30 June 2003, no provision has been raised in the statement of financial position. The final ordinary dividend is now reported as an event after balance date (refer note 28) and the provision for final ordinary dividend is raised at the declaration date.

We have paid dividends as listed in the table below:

                                     Telstra Group
-----------------------------------------------------
                                  Year ended 30 June
                                   2003   2002   2001
                                     $m     $m     $m
-----------------------------------------------------
Dividends paid
Previous year final ordinary
dividend paid in the current
year............................  1,415  1,416  1,287
Interim dividend paid...........  1,544  1,415  1,029
Special interim dividend paid...    386     --     --
                                  -------------------
Total dividends paid............  3,345  2,831  2,316
                                  ===================

Our dividends have been franked as listed in the table below:

                                    Telstra Group
----------------------------------------------------
                                  Year ended 30 June
                                  2003   2002   2001
                                     %      %      %
----------------------------------------------------
C class franking credit
percentages
Interim dividend................   100    100    100
Interim special dividend........   100     --     --
Final ordinary dividend (i).....    --    100    100
                                  ==================

The interim dividend and interim special dividend were franked at a tax rate of 30% (2002: 30%; 2001: 34%). Our final ordinary dividends were franked at a tax rate of 30% for both fiscal 2002 and fiscal 2001.

Telstra Corporation Limited and controlled entities

--------------------------------------------------------------------------------

7. Dividends (continued)

                                                                       Telstra Group            Telstra Entity
-------------------------------------------------------------------------------------------   ------------------
                                                                    Year ended 30 June        Year ended 30 June
                                                                  2003       2002      2001      2003       2002
                                                                    $m         $m        $m        $m         $m
-------------------------------------------------------------------------------------------   ------------------
The combined amount of exempting and franking credits
available to us for the next fiscal year are:
Combined exempting and franking account balance as at
30 June (i)...............................................         585        530       645       585        457
Franking credits that will arise from the payment
of income tax payable as at 30 June (ii)..................         614        632     1,620       614        572
Franking debits when we pay our final dividend
provided for as at 30 June (iii)..........................          --       (606)   (1,416)       --       (606)
Franking credits and exempting credits that we may be
prevented from distributing in the next fiscal year.......          (1)       (15)     (153)       (1)        --
                                                               ----------------------------   ------------------
                                                                 1,198        541       696     1,198        423
                                                               ============================   ==================

(i) In fiscal 2002, with the introduction of the Business Tax Reform's Simplified Imputation System that became effective from 1 July 2002, the Telstra Entity's and Telstra Group's franking balances as at 30 June 2002 were converted to reflect the credit balances on a tax paid basis rather than on an after tax distributable profits basis. The tax paid balances basically represent the imputation tax credits that are available for distribution.

During fiscal 2003, legislation has been enacted which enables the Telstra Entity and its Australian resident wholly owned entities to be treated as a single entity for income tax purposes. The Telstra Entity elected to form a tax consolidated group from 1 July 2002. On entry into tax consolidation, the franking credits held in the franking accounts and exempt franking accounts of the subsidiary members were transferred to the Telstra Entity. Therefore, one franking account and one exempt franking account is maintained by the Telstra Entity for the tax consolidated group. We have not restated our comparatives to reflect this change.

As at 30 June 2003, the Telstra Entity had a combined exempting and franking account balance of $585 million (2002: $457 million). This balance represents the tax paid amount and equates to a fully franked distributable dividend of $1,365 million (2002: $1,067 million).

(ii) Franking credits that arise from the payment of income tax in fiscal 2004 and fiscal 2003 are expressed at the 30% tax rate on a tax paid basis. Franking credits that arise from the payment of income tax in fiscal 2002 are also expressed at the 30% tax rate, but on an after tax distributable profit basis.

(iii) The franking debits that arise when we pay our final ordinary dividend have been expressed as the amount of imputation tax credits that will be attached to a fully franked distribution.

Due to the first time application of the new accounting standard AASB 1044:
"Provisions, Contingent Liabilities and Contingent Assets", a provision for dividend can no longer be raised at balance date if the dividend is declared after that date. As the final ordinary dividend in fiscal 2003 has not been declared, determined or publicly recommended as at 30 June 2003, no franking debits arise prior to that date in the franking account. The franking credits that arose in fiscal 2002 from our final ordinary dividend provided for amounted to $606 million.

As at 30 June 2003, the Telstra Entity had a surplus in its C class franking account of $584 million (2002: $457 million; 2001: $466 million) and a surplus of $0.6 million (2002: $0.1 million; 2001: $0.2 million) in its C class exempting credit account restated on a tax paid basis.

Additional franking credits will arise when the Telstra Entity pays tax instalments during fiscal 2004, relating to the fiscal 2003 and 2004 income tax years.

                             Telstra Corporation Limited and controlled entities

--------------------------------------------------------------------------------

                                            Telstra Group       Telstra Entity
------------------------------------------------------------  ------------------
                                             As at 30 June       As at 30 June
                                              2003      2002      2003      2002
                                                $m        $m        $m        $m
------------------------------------------------------------  ------------------
8. Cash assets
Cash at bank and on hand................       199       311       102       132
Bank deposits, bills of exchange and
commercial paper (a)....................     1,101       759     1,050       357
                                          ------------------  ------------------
                                             1,300     1,070     1,152       489
                                          ==================  ==================

(a) Bank deposits are held in the short term money market. The carrying amount of bank deposits, bills of exchange and commercial paper is approximately equal to net fair value due to their short term to maturity.

Telstra Corporation Limited and controlled entities

--------------------------------------------------------------------------------

                                                       Telstra Group        Telstra Entity
------------------------------------------------------------------------   ----------------
                                                        As at 30 June        As at 30 June
                                                         2003       2002      2003     2002
                                              Note         $m         $m        $m       $m
------------------------------------------------------------------------   ----------------
9. Receivables

Current
Trade debtors (a).................................      2,436      2,535     1,849    1,736
Provision for doubtful debts......................       (199)      (221)     (157)    (162)
                                                     -------------------   ----------------
                                                        2,237      2,314     1,692    1,574

Amounts owed by controlled entities (other
than trade debtors).............................27         --         --       689    3,148
Provision for amounts owed by controlled
entities (other than trade debtors).............27         --         --      (285)    (855)
                                                     -------------------   ----------------
                                                           --         --       404    2,293

Accrued revenue...................................      1,068      1,124     1,036    1,059
Bank deposits, bills of exchange and
commercial paper (b)..............................         --        388        --      388
Share loans to employees (c).................19,27         24         25        24       25
Loans to joint venture entities and
associated entities.............................27         33         16        33       16
Cross currency swap hedge receivable (1.2)......29         10         29        10       29
Other receivables.................................        247        167       175      138
                                                     -------------------   ----------------
                                                        3,619      4,063     3,374    5,522
                                                     ===================   ================
Non current
Amounts owed by controlled entities
(other than trade debtors)......................27         --         --       511      202
Provision for amounts owed by controlled
entities (other than trade debtors).............27         --         --       (69)     (86)
                                                     -------------------   ----------------
                                                           --         --       442      116

Share loans to employees (c).................19,27        174        205       174      205
Loans to joint venture entities and
associated entities.............................27         29         46        29       46
Reach capacity prepayment (e).....................        214         --       214       --
Cross currency swap hedge receivable (1.2)......29        273        622       273      622
Other receivables (d).............................        187        132       187      132
                                                     -------------------   ----------------
                                                          877      1,005     1,319    1,121
                                                     ===================   ================

(a) Our policy requires trade debtors to pay us within 14 days. We have no significant exposure to any individual customer, geographical location or industry category. All credit and recovery risk associated with trade debtors has been provided for in the financial statements.

(b) In fiscal 2002, bank deposits, bills of exchange and commercial paper included $6 million Japanese yen deposits. These related to our Japanese finance lease liabilities and were held to satisfy our requirements under the leases which were payable in July 2002.

(c) Share loans to employees represent amounts receivable from employees under all employee share plans. Refer to note 19 for details regarding the share plans. The loan balance is considered fully recoverable over the period of the employee share schemes.

(d) Included in our other non current receivables is an amount of $88 million (2002: $115 million) from Telstra Growthshare (the senior executive equity participation scheme). Refer to note 19 for further information on Telstra Growthshare.

(e) On 25 April 2003, we entered a capacity prepayment agreement with our 50% owned joint venture entity, Reach Ltd. Our prepayment amounted to $230 million (US$143 million) and was funded by the partial redemption of our converting note in PCCW Limited (PCCW). The prepayment earns compounding interest equivalent to the 3 month US LIBOR rate plus an additional 2.50%, and provides the right to receive future carriage and related services capacity equivalent to the amount of the payment and accrued interest. We have classified the capacity prepayment as non current as no draw down is expected until fiscal 2007. The prepayment is considered fully recoverable.

                             Telstra Corporation Limited and controlled entities

--------------------------------------------------------------------------------

                                                Telstra Group    Telstra Entity
--------------------------------------------------------------   --------------
                                                As at 30 June     As at 30 June
                                                  2003    2002     2003    2002
                                                    $m      $m       $m      $m
--------------------------------------------------------------   --------------

10. Inventories

Current
Raw materials and stores recorded at cost....       21       7       21       7
Construction contracts (a) (1.9).............       18      35       --      --

Finished goods recorded at cost..............      235     161      202     135
Finished goods recorded at net realisable
value........................................       12      27       12      22
                                                --------------   --------------
Total finished goods.........................      247     188      214     157
Provision for stock obsolescence.............      (26)    (26)     (10)     (4)
                                                --------------   --------------
                                                   260     204      225     160
                                                ==============   ==============
Non current
Finished goods recorded at cost..............       14      18       14       5
Finished goods recorded at net realisable
value........................................        9      14        9      14
                                                --------------   --------------
                                                    23      32       23      19
Provision for stock obsolescence.............       (9)    (12)      (9)    (12)
                                                --------------   --------------
                                                    14      20       14       7
                                                ==============   ==============
(a) Construction contract disclosures are shown in the table below.

Gross amount of construction work in
progress.....................................       92     126       --      --
Profits recognised to date...................       18      15       --      --
                                                --------------   --------------
                                                   110     141       --      --
Progress billings and advances received......      (92)   (106)      --      --
                                                --------------   --------------
                                                    18      35       --      --
                                                ==============   ==============

Telstra Corporation Limited and controlled entities

--------------------------------------------------------------------------------

                                               Telstra Group   Telstra Entity
------------------------------------------------------------  ----------------
                                               As at 30 June   As at 30 June
                                                2003    2002     2003     2002
                                       Note       $m      $m       $m       $m
------------------------------------------------------------  ----------------
11. Investments

Investments - accounted for using the
equity method (1.10)
Carrying amount of investments in
joint venture entities....................24     129   1,110        3        3
Investment in associated entities...........      56     101       26       57
Provision for reduction in value............     (26)    (14)     (19)     (26)
                                              --------------  ----------------
Carrying amount of investments in
associated entities (a)...................24      30      87        7       31
                                              --------------  ----------------
                                                 159   1,197       10       34
                                              ==============  ================
Investments - other non current (1.10)
Listed securities
Investment in listed corporations
(at cost)...................................      46      58       41       38
Provision for reduction in value............     (14)    (17)     (14)     (14)
                                              --------------  ----------------
Total listed securities excluding
investments in associated entities.....11(i)      32      41       27       24
Unlisted securities and other
investments
Investment in controlled entities
(at cost).................................23      --      --   12,028    9,553
Provision for reduction in value............      --      --   (7,912)  (4,875)
                                              --------------  ----------------
Total unlisted securities and other
investments.................................      --      --    4,116    4,678
Investment in other corporations
(at cost)...................................      66      79       62       73
Provision for reduction in value............      (2)    (15)      (1)     (13)
                                              --------------  ----------------
Total investment in other
corporations..........................11(ii)      64      64       61       60
                                              --------------  ----------------
                                                  96     105    4,204    4,762
                                              ==============  ================

(a) During fiscal 2003, we sold our remaining shareholding in our listed associated entity Solution 6 Holdings Limited. Its equity accounted value at 30 June 2002 was $14 million and was recorded as part of the carrying amount of investments in associated entities. Its net fair value was $18 million as at 30 June 2002.

                             Telstra Corporation Limited and controlled entities

--------------------------------------------------------------------------------

11. Investments (continued)

Listed securities and investments in other corporations are as follows:

                                                                                  Telstra Group's    Telstra Entity's
                                                                                  recorded amount    recorded amount
Name of investment                  Principal activities     Ownership interest  of investment (*)  of investment (*)
-------------------------------------------------------------------------------  -----------------  -----------------
                                                                As at 30 June      As at 30 June      As at 30 June
                                                                 2003      2002      2003     2002     2003     2002
                                                                    %         %        $m       $m       $m       $m
-------------------------------------------------------------------------------  -----------------  -----------------
(i) Listed securities
                                International
                                communications and
Infonet Services Corporation    computing services                5.3       5.3        11       11       11        11
-----------------------------------------------------------
Commander                       Voice and data transmission
Communications Limited (a)      services                         16.4      16.6        16       16       16        13
-----------------------------------------------------------
                                Provision of satellite
New Skies Satellites, N.V.(b).  capacity                           --       0.8        --        9       --        --
-----------------------------------------------------------
Other listed investments......                                                          5        5       --        --
-----------------------------------------------------------                      -----------------  -----------------
                                                                                       32       41       27        24
                                                                                 =================  =================
(ii) Investments in other
corporations
                                Provision of satellite
Intelsat Limited..............  capacity                          1.7       1.7        60       60       60        60
-----------------------------------------------------------
Other investments.............                                                          4        4        1        --
-----------------------------------------------------------                      -----------------  -----------------
                                                                                       64       64       61        60
                                                                                 =================  =================

(*) Amounts shown net of provision for reduction in value.

(a) Our investment in Commander Communications Limited has decreased from 16.6% to 16.4% due to a dilution in our shareholding. Subsequent to 30 June 2003, we disposed of our investment in this entity for $24 million.

(b) During fiscal 2003, we sold our shareholding in New Skies Satellites N.V. for $5.9 million.

Telstra Corporation Limited and controlled entities

--------------------------------------------------------------------------------

12. Property, plant and equipment

Telstra Group                                           (a)       (b)       (c)       (d)      (e)      (f)
----------------------------------------------------------------------------------------------------------------------
                                                               Buildings    CA's      CA's    Other    Equip
                                                       Land      (incl     (incl.    under    plant,   under
                                                      & site    l'hold     l'hold   finance  equip &  finance
                                                      imp'mnt   imp'mnt)  imp'mnt)   lease     MV      lease    Total
                                               Note      $m       $m         $m        $m       $m       $m       $m
----------------------------------------------------------------------------------------------------------------------
30 June 2003
Carrying amount at cost (1.12)
Balance at 30 June 2002.............................       81        778    37,272      858    1,757       47   40,793
- additions.........................................        1         43     2,486       --       72       --    2,602
- disposals.........................................      (33)      (103)     (286)      --     (232)      --     (654)
- net foreign currency exchange differences on
translation of financial statements of self-
sustaining operations...............................       --         (5)      (72)      --      (10)      --      (87)
- other.............................................       --        (15)       92       --     (138)       5      (56)
                                                      ----------------------------------------------------------------
Balance at 30 June 2003.............................       49        698    39,492      858    1,449       52   42,598
                                                      ----------------------------------------------------------------
Accumulated depreciation/amortisation
Balance at 30 June 2002.............................       --       (265)  (15,786)    (195)  (1,106)     (20) (17,372)
- disposals.........................................       --         42       197       --      188       --      427
- depreciation and amortisation expense (i)........3       --        (75)   (2,436)     (82)    (154)      (7)  (2,754)
- net foreign currency exchange differences on
translation of financial statements of self-
sustaining operations...............................       --          1        58       --        6       --       65
- other.............................................       --         18        (4)      --       47      (13)      48
                                                      ----------------------------------------------------------------
Balance at 30 June 2003.............................       --       (279)  (17,971)    (277)  (1,019)     (40) (19,586)
                                                      ----------------------------------------------------------------
Net book value
                                                      ----------------------------------------------------------------
As at 30 June 2003..................................       49        419    21,521      581      430       12   23,012
                                                      ================================================================

General purpose land and buildings
(a) Land and site improvements
(b) Buildings (including leasehold improvements)

Communication assets
(c) Communication assets (including leasehold improvements)
(d) Communication assets under finance lease

Other plant and equipment
(e) Other plant, equipment and motor vehicles
(f) Equipment under finance lease

(i) The depreciation and amortisation expense on buildings (including leasehold improvements) is split between depreciation of general purpose buildings and amortisation of leasehold improvements in our note 3 disclosures. The depreciation and amortisation expense of communication assets (including leasehold improvements) and communication assets under finance lease is aggregated to depreciation of communication assets in our note 3 disclosures.

                             Telstra Corporation Limited and controlled entities

--------------------------------------------------------------------------------
12. Property, plant and equipment (continued)


Telstra Group                                           (a)       (b)       (c)       (d)      (e)      (f)
----------------------------------------------------------------------------------------------------------------------
                                                               Buildings    CA's      CA's    Other    Equip
                                                       Land      (incl     (incl.    under    plant,   under
                                                      & site    l'hold     l'hold   finance  equip &  finance
                                                      imp'mnt   imp'mnt)  imp'mnt)   lease     MV      lease    Total
                                               Note     $m        $m         $m       $m       $m       $m       $m
----------------------------------------------------------------------------------------------------------------------
30 June 2002

Carrying amount at cost (1.12)

Balance at 30 June 2001............................       160      1,339    34,149      906    1,817       65   38,436
- additions........................................        --         46     2,792       --      128       --    2,966
- disposals........................................       (33)       (32)     (738)      --     (276)     (24)  (1,103)
- acquisitions of businesses.......................         1         17       671       --       82        6      777
- net foreign currency exchange differences on
translation of financial statements of self-
sustaining operations..............................        --         (3)      (19)      --       (1)      --      (23)
- other............................................       (47)      (589)      417      (48)       7       --     (260)
                                                      ----------------------------------------------------------------
Balance at 30 June 2002............................        81        778    37,272      858    1,757       47   40,793
                                                      ----------------------------------------------------------------
Accumulated depreciation/amortisation

Balance at 30 June 2001............................        --       (408)  (13,883)    (164)  (1,140)     (38) (15,633)
- disposals.......................................         --         15       670       --      155       24      864
- depreciation and amortisation expense (i)..3             --        (84)   (2,373)     (79)    (115)      (2)  (2,653)
- net foreign currency exchange differences on
translation of financial statements of self-
sustaining operations..............................        --         --         3       --       --       --        3
- other............................................        --        212      (203)      48       (6)      (4)      47
                                                      ----------------------------------------------------------------
Balance at 30 June 2002............................        --       (265)  (15,786)    (195)  (1,106)     (20) (17,372)
                                                      ----------------------------------------------------------------
Net book value
                                                      ----------------------------------------------------------------
As at 30 June 2002.................................        81        513    21,486      663      651       27   23,421
                                                      ================================================================

General purpose land and buildings
(a) Land and site improvements
(b) Buildings (including leasehold improvements)

Communication assets
(c) Communication assets (including leasehold improvements)
(d) Communication assets under finance lease

Other plant and equipment
(e) Other plant, equipment and motor vehicles
(f) Equipment under finance lease

(i) The depreciation and amortisation expense on buildings (including leasehold improvements) is split between depreciation of general purpose buildings and amortisation of leasehold improvements in our note 3 disclosures. The depreciation and amortisation expense of communication assets (including leasehold improvements) and communication assets under finance lease is aggregated to depreciation of communication assets in our note 3 disclosures.

Telstra Corporation Limited and controlled entities

--------------------------------------------------------------------------------

12. Property, plant and equipment (continued)

Telstra Entity                                          (a)       (b)       (c)       (d)      (e)      (f)
----------------------------------------------------------------------------------------------------------------------
                                                               Buildings    CA's     CA's     Other    Equip
                                                       Land      (incl     (incl.    under    plant,   under
                                                       & site   l'hold     l'hold   finance  equip &  finance
                                                      imp'mnt   imp'mnt)  imp'mnt)  lease      MV      lease    Total
                                               Note     $m        $m         $m       $m       $m        $m       $m
----------------------------------------------------------------------------------------------------------------------
30 June 2003

Carrying amount at cost (1.12)

Balance at 30 June 2002............................        80        710    35,635      858    1,296       --   38,579
- additions........................................         1         38     2,525       --       17       --    2,581
- disposals........................................       (33)       (96)     (152)      --     (195)      --     (476)
- acquisition of businesses........................        --         --        --       --       --        9        9
- other............................................        --          1        78       --      (54)      --       25
                                                      ----------------------------------------------------------------
Balance at 30 June 2003............................        48        653    38,086      858    1,064        9   40,718
                                                      ----------------------------------------------------------------
Accumulated depreciation/amortisation

Balance at 30 June 2002............................        --       (247)  (15,365)    (195)    (920)      --  (16,727)
- disposals........................................        --         35        90       --      154       --      279
- depreciation and amortisation
expense (i).......................................3        --        (57)   (2,282)     (82)    (106)      (2)  (2,529)
- other............................................        --          2        (1)      --       52       --       53
                                                      ----------------------------------------------------------------
Balance at 30 June 2003............................        --       (267)  (17,558)    (277)    (820)      (2) (18,924)
                                                      ----------------------------------------------------------------
Net book value
                                                      ----------------------------------------------------------------
As at 30 June 2003.................................        48        386    20,528      581      244        7   21,794
                                                      ================================================================

General purpose land and buildings
(a) Land and site improvements
(b) Buildings (including leasehold improvements)

Communication assets
(c) Communication assets (including leasehold improvements)
(d) Communication assets under finance lease

Other plant and equipment
(e) Other plant, equipment and motor vehicles
(f) Equipment under finance lease

(i) The depreciation and amortisation expense on buildings (including leasehold improvements) is split between depreciation of general purpose buildings and amortisation of leasehold improvements in our note 3 disclosures. The depreciation and amortisation expense of communication assets (including leasehold improvements) and communication assets under finance lease is aggregated to depreciation of communication assets in our note 3 disclosures.

                             Telstra Corporation Limited and controlled entities

--------------------------------------------------------------------------------

12. Property, plant and equipment (continued)


Telstra Entity                                          (a)      (b)        (c)       (d)      (e)      (f)
----------------------------------------------------------------------------------------------------------------------
                                                               Buildings    CA's      CA's    Other    Equip
                                                       Land      (incl     (incl.    under    plant,   under
                                                      & site    l'hold     l'hold   finance  equip &  finance
                                                      imp'mnt   imp'mnt)  imp'mnt)   lease     MV      lease    Total
                                               Note     $m        $m         $m       $m       $m       $m       $m
----------------------------------------------------------------------------------------------------------------------

30 June 2002

Carrying amount at cost (1.12)

Balance at 30 June 2001............................       160      1,267    33,259      905    1,504       24   37,119
- additions........................................        --         63     2,682       --       37       --    2,782
- disposals........................................       (33)       (32)     (713)      --     (246)     (24)  (1,048)
- other............................................       (47)      (588)      407      (47)       1       --     (274)
                                                      ----------------------------------------------------------------
Balance at 30 June 2002............................        80        710    35,635      858    1,296       --   38,579
                                                      ----------------------------------------------------------------

Accumulated depreciation/amortisation

Balance at 30 June 2001............................        --       (396)  (13,694)    (164)    (974)     (24) (15,252)
- disposals........................................        --         15       650       --      142       24      831
- depreciation and amortisation
expense (i).......................................3        --        (79)   (2,130)     (79)     (85)      --   (2,373)
- other............................................        --        213      (191)      48       (3)      --       67
                                                      ----------------------------------------------------------------
Balance at 30 June 2002............................        --       (247)  (15,365)    (195)    (920)      --  (16,727)
                                                      ----------------------------------------------------------------
Net book value

                                                      ----------------------------------------------------------------
As at 30 June 2002.................................        80        463    20,270      663      376       --   21,852
                                                      ================================================================

General purpose land and buildings
(a) Land and site improvements
(b) Buildings (including leasehold improvements)

Communication assets
(c) Communication assets (including leasehold improvements)
(d) Communication assets under finance lease

Other plant and equipment
(e) Other plant, equipment and motor vehicles
(f) Equipment under finance lease

(i) The depreciation and amortisation expense on buildings (including leasehold improvements) is split between depreciation of general purpose buildings and amortisation of leasehold improvements in our note 3 disclosures. The depreciation and amortisation expense of communication assets (including leasehold improvements) and communication assets under finance lease is aggregated to depreciation of communication assets in our note 3 disclosures.

Telstra Corporation Limited and controlled entities

--------------------------------------------------------------------------------

12. Property, plant and equipment (continued)

Communication assets

Communication assets include certain network land and buildings which are essential to the operation of communication assets.

Current value of all land and buildings

We obtain valuations of all of our land and buildings at least once every three years and the current value as at 30 June 2003 is as follows:

.. $2,425 million for the Telstra Group (fiscal 2002: $2,906 million); and .. $2,425 million for the Telstra Entity (fiscal 2002: $2,866 million).

These current values are not on independent valuation. The following bases are used in determining the current value of property, plant and equipment:

-------------------------------------------------------------
Property, plant and equipment            Valuation
category                                   basis
-------------------------------------------------------------
General purpose land and                 Market value
buildings

Communication assets and
other plant and equipment
Network land                             Market value
Network buildings                Depreciated replacement cost
-------------------------------------------------------------

These valuations do not include land and buildings held for resale as included in note 14.

Details of our capital expenditure and finance lease commitments are shown in note 20 to these financial statements.

Assets pledged as security

Included in our balances of property, plant and equipment are assets which were pledged as collateral for bank loans entered into by our controlled entity, TelstraClear Limited. During fiscal 2003, these loans were fully repaid and the pledge removed (refer note 16 for further information). The property, plant and equipment and other assets, that were subject to this pledge are detailed in the table below:

                                                        Telstra Group
----------------------------------------------------------------------
                                                        As at 30 June
                                                        2003      2002
                                                          $m        $m
----------------------------------------------------------------------
Property, plant and equipment........................     --       818
Other assets.........................................     --       415
                                                        --------------
                                                          --     1,233
                                                        ==============

                             Telstra Corporation Limited and controlled entities

--------------------------------------------------------------------------------

                                                 Telstra Group   Telstra Entity
--------------------------------------------------------------   --------------
                                                 As at 30 June   As at 30 June
                                                  2003    2002    2003     2002
                                                    $m      $m      $m       $m
--------------------------------------------------------------   --------------

13. Intangible assets

Intangibles - goodwill (1.14(a))
Goodwill (a) (b)...............................  2,290   2,219       6        6
Accumulated amortisation.......................   (272)   (156)     (2)      (1)
                                                 -------------   --------------
                                                 2,018   2,063       4        5
                                                 =============   ==============
Intangibles - other (1.14(b))..................
Patents, trademarks and licences...............    685     697     339      340
Accumulated amortisation.......................   (121)    (87)   (103)     (71)
                                                 -------------   --------------
                                                   564     610     236      269
                                                 -------------   --------------
Brandnames.....................................    216     247      --       --
Accumulated amortisation.......................    (24)    (16)     --       --
                                                 -------------   --------------
                                                   192     231      --       --
                                                 -------------   --------------
Customer bases.................................    559     629      --       --
Accumulated amortisation.......................   (169)   (112)     --       --
                                                 -------------   --------------
                                                   390     517      --       --
                                                 -------------   --------------
                                                 1,146   1,358     236      269
                                                 =============   ==============

(a) The movements in the carrying value of our net goodwill balance are summarised as follows:

                                                          Telstra Group
------------------------------------------------------------------------
                                                          As at 30 June
                                                          2003      2002
                                                            $m        $m
------------------------------------------------------------------------
Carrying amount at beginning of year.................    2,063     1,548
Additional goodwill recognised (i) (ii)..............       71       615
Removal of goodwill on disposal......................       --       (13)
Amortisation expense.................................     (116)      (87)
                                                        ----------------
Carrying amount at end of year.......................    2,018     2,063
                                                        ================

(i) On 9 April 2003, we acquired the remaining 41.6% shareholding of TelstraClear Limited that we did not hold, resulting in additional goodwill of $71 million in fiscal 2003 (refer note 23 for further information).

(ii) On 28 June 2002, we acquired the remaining 40% shareholding of Telstra CSL Limited that we did not hold, resulting in additional goodwill of $522 million in fiscal 2002 (refer note 23 for further information).

(b) As at 30 June 2003, the net goodwill balance was from investments made in the following controlled entities:

                                                           Telstra Group
------------------------------------------------------------------------
                                                          As at 30 June
                                                          2003      2002
                                                            $m        $m
------------------------------------------------------------------------
Telstra CSL Limited (ii).............................    1,784     1,884
TelstraClear Limited (i).............................      145        79
Sensis Pty Ltd (formerly Pacific Access
Pty Ltd).............................................       39        41
Telstra Enterprise Services Pty Ltd..................       32        39
InsNet Pty Ltd.......................................       10        11
Other................................................        8         9
                                                        ----------------
Net goodwill.........................................    2,018     2,063
                                                        ================

Telstra Corporation Limited and controlled entities

--------------------------------------------------------------------------------

                                                Telstra Group    Telstra Entity
--------------------------------------------------------------   --------------
                                                As at 30 June     As at 30 June
                                                  2003    2002     2003    2002
                                                    $m      $m       $m      $m
--------------------------------------------------------------   --------------

14. Other assets

Current
Net deferred mobile phone handset
 subsidies (1.15(b))..........................     111     184      111     184
Deferred expenditure (1.15(c))................     249     233      213     197
Prepayments...................................     218     187      142     132
Land and buildings held for resale (i)........      --     434       --     434
                                                --------------   --------------
                                                   578   1,038      466     947
                                                ==============   ==============
Non current
Deferred expenditure (1.15(c))................     392     397      385     396
Accumulated amortisation......................      (5)    (12)      (5)    (12)
                                                -------------------------------
                                                   387     385      380     384
Software assets developed for internal
 use (1.15(d))................................   3,181   2,627    3,016   2,469
Accumulated amortisation......................  (1,180)   (823)  (1,157)   (808)
                                                --------------   --------------
                                                 2,001   1,804    1,859   1,661
Net deferred mobile phone handset
 subsidies (1.15(b))..........................      49      17       49      17
Converting note issued by PCCW (ii)...........      83     337       83     337
                                                --------------   --------------
                                                 2,520   2,543    2,371   2,399
                                                ==============   ==============

(i) In fiscal 2002, we reclassified $434 million of land and buildings from property, plant and equipment as these assets were held for sale as at 30 June 2002. On 1 August 2002, we sold this portfolio of seven office properties for $570 million (refer to note 3 for further details).

(ii) On 7 February 2001, PCCW Limited (PCCW) issued a convertible note to us for US$750 million (A$1,366 million). The term of the convertible note was 6 years with an interest coupon compounding quarterly of 5% for the first four years and 7% for the remaining two years.

On 28 June 2002, this convertible note was redeemed in full by PCCW. Under an agreement, the fair value of the redemption was applied to acquire PCCW's 40% interest in the Telstra CSL Group and to subscribe for a new US$190 million (A$337 million) mandatorily converting secured note issued by PCCW. This note has a three year term and an interest coupon compounding at a rate of 5% per annum. PCCW's obligations under the note are secured by an equitable mortgage of shares over its 50% shareholding in Reach Ltd.

On 25 April 2003, this converting note was partially redeemed to fund the capacity prepayment (refer note 9 for further information). The terms and conditions of this converting note remain unchanged and the face value after the partial redemption is US$54 million (A$87 million).

                             Telstra Corporation Limited and controlled entities

--------------------------------------------------------------------------------

                                               Telstra Group   Telstra Entity
-------------------------------------------------------------  --------------
                                               As at 30 June   As at 30 June
                                                 2003    2002    2003    2002
                                       Note        $m      $m      $m      $m
-------------------------------------------------------------  --------------
15. Payables
Current
Trade creditors (a)........................       645     606     475     424
Accrued expenses...........................     1,254   1,328     964     999
Accrued capital expenditure................       181     194     240     277
Accrued interest...........................       195     208     195     205
Other creditors (a)........................       250     426     156     172
Amounts owed to controlled entities
(other than trade creditors).............27        --      --      --     125
                                               --------------  --------------
                                                2,525   2,762   2,030   2,202
                                               ==============  ==============
Non current
Other creditors............................        51     129      48      68
                                               ==============  ==============

(a) We generally pay trade creditors and other creditors within 30 days of the date of invoice for electronic funds transfer payments, or 30 days from the end of the month of invoice for other payments. The carrying value of these balances is approximately equal to net fair value.

Telstra Corporation Limited and controlled entities

--------------------------------------------------------------------------------

                                               Telstra Group   Telstra Entity
-------------------------------------------------------------  --------------
                                               As at 30 June   As at 30 June
                                                 2003    2002    2003    2002
                                         Note      $m      $m      $m      $m
-------------------------------------------------------------  --------------
16. Interest-bearing liabilities

Current
Short term debt
Loan from joint venture entities and
associated entities (a)....................27       1       4       1       4
Bills of exchange and commercial paper (b)...     643     602     643     602
                                               --------------  --------------
                                                  644     606     644     606
                                               --------------  --------------
Long term debt - current portion
Bank loans (c)...............................      --     539      --      20
Loans from controlled entities.............27      --      --   2,015   1,704
Telstra bonds (d)............................     210     582     210     582
Other loans (e)..............................     449     149     449     149
Finance leases (f).........................20      20      20       9       7
                                               --------------  --------------
                                                  679   1,290   2,683   2,462
                                               --------------  --------------
                                                1,323   1,896   3,327   3,068
                                               ==============  ==============
Non current
Long term debt
Bank loans (c)...............................      --   1,074      --   1,063
Telstra bonds (d)............................   2,403   2,605   2,403   2,605
Other loans (e)..............................   8,403   8,667   8,403   8,667
Finance leases (f).........................20      --      21      --       1
Cross currency swap hedge
payable (1.2)..............................29     426     114     426     114
                                               --------------  --------------
                                               11,232  12,481  11,232  12,450
                                               ==============  ==============
Total debt payable
Short term debt
Loan from joint venture entities and
associated entities (a)....................27       1       4       1       4
Bills of exchange and commercial paper (b)...     643     602     643     602
                                               --------------  --------------
                                                  644     606     644     606
Long term debt (including current portion)
Bank loans (c)...............................      --   1,613      --   1,083
Loans from controlled entities.............27      --      --   2,015   1,704
Telstra bonds (d)............................   2,613   3,187   2,613   3,187
Other loans (e)..............................   8,852   8,816   8,852   8,816
Finance leases (f).........................20      20      41       9       8
Cross currency swap hedge
payable (1.2)..............................29     426     114     426     114
                                               --------------  --------------
                                               11,911  13,771  13,915  14,912
                                               --------------  --------------
                                               12,555  14,377  14,559  15,518
                                               ==============  ==============

Our interest-bearing liabilities are unsecured, except for:
..    finance leases which are secured, as the rights to the leased asset transfer to the lessor in the event of a default by us; and
..    bank loans of $nil (2002: $519 million) held by non-Australian controlled entities.
Refer to notes (c) and (f) below.

                             Telstra Corporation Limited and controlled entities

--------------------------------------------------------------------------------

16. Interest-bearing liabilities (continued)

Our long term debt (excluding cross currency swap hedge payables) is repayable over the next five years ending 30 June and after as follows:

                                              Telstra Group
-------------------------------------------------------------------------------
                                                                  after
                              2004   2005   2006   2007    2008    2008   Total
                                $m     $m     $m     $m      $m      $m      $m
-------------------------------------------------------------------------------
Long term debt payable......   680  2,318   1,114   392   1,385   5,668  11,557
                              -----------------------------------------
Unamortised discount........                                                (72)
                                                                         ------
                                                                         11,485
                                                                         ======

(a) Loan from joint venture entities and associated entities

As at 30 June 2003, we owed a joint venture entity $1 million (2002: $4 million) for an amount deposited with the Telstra Entity. The amount is repayable on demand and has an interest rate of 4.70% (2002: 4.70%).

(b) Bills of exchange and commercial paper

We have issued bills of exchange and commercial paper of $643 million (2002:
$602 million) to financial institutions with an original maturity of less than 180 days. Some of our commercial paper is issued in foreign currencies and swapped into Australian dollars.

At 30 June 2003, all $643 million (2002: $602 million) of the commercial paper matures in less than three months. The weighted average effective interest rate applicable to this commercial paper (in currency of issue) at 30 June 2003 was 3.22% (2002: 4.41%).

(c) Bank loans

Our non-Australian controlled entities had the following bank loans:

                                     A$ amount  Interest rates
---------------------------------------------------------------
                                        As at      Year ended
                                      30 June        30 June
                                     2003   2002    2003   2002
                                      A$m    A$m       %      %
---------------------------------------------------------------
Sri Lankan rupees bank loans (i)..     --     11      --   17.0
New Zealand dollar loans (ii).....     --    519      --    6.8
                                    ---------------------------
Total bank loans including current
portion...........................     --    530
                                    ============

(i) In fiscal 2002, this loan had not been secured, but a negative pledge had been given by our controlled entity and we also issued a letter of comfort. On 31 October 2002, we sold our 60% shareholding in the Sri Lankan mobile carrier, Mobitel (Pvt) Limited (refer note 23 for further information).

(ii) In fiscal 2002, the loans held by TelstraClear Limited were secured against certain fixed and floating assets of that entity. For further details of the assets pledged as security, refer note 12. During fiscal 2003, these loans were fully repaid.

Telstra Corporation Limited and controlled entities

--------------------------------------------------------------------------------

16. Interest-bearing liabilities (continued)

(d) Telstra bonds

During fiscal 2003, $582 million (2002: $39 million) of Telstra bonds matured. Telstra bonds have been issued to both retail and wholesale investors and in a range of currencies. They have effective interest rates ranging from 3.50% to 12.67% (2002: 3.50% to 12.67%) and mature up until the year 2020 (2002: 2020).
Our Telstra bonds are repayable over the next five years ending 30 June and after as follows:

                                                Telstra Group
-------------------------------------------------------------------------------
                                 up to   up to   up to   up to   up to
                                  6.0%    8.0%   10.0%   12.0%   16.0%    Total
Coupon interest rate                $m      $m      $m      $m      $m       $m
-------------------------------------------------------------------------------
Due in the year ending June 30
2004..........................     158      45       7      --      --      210
2005..........................      --     250       3      20      --      273
2006..........................      --      --      12     504      --      516
2007..........................      --      --      --      --      --       --
2008..........................      --      --      --      --      --       --
After 2008....................      35   1,510      28      44      32    1,649
                                 ----------------------------------------------
                                   193   1,805      50     568      32    2,648
                                 -------------------------------------
Unamortised discount..........                                              (35)
                                                                         ------
                                                                          2,613
                                                                         ======

(e) Other loans

Our other loans are repayable over the next five years ending 30 June and after as follows:

                                               Telstra Group
-------------------------------------------------------------------------------
                           2004   2005   2006   2007   2008  after 2008   Total
                             $m     $m     $m     $m     $m          $m      $m
-------------------------------------------------------------------------------
Other loans..............   449  2,045    598    392  1,385       4,019   8,888
                           --------------------------------------------
Unamortised discount.....                                                   (36)
                                                                         ------
                                                                          8,852
                                                                         ======

                             Telstra Corporation Limited and controlled entities

--------------------------------------------------------------------------------

16. Interest-bearing liabilities (continued)

(e) Other loans (continued)

Details of our other loans including currency of borrowing, interest rates and maturity dates are presented in the table below:

Telstra Group - Other loans details              A$ amount       Interest rates                  Maturity dates
--------------------------------------------------------------------------------------------------------------------------
                                               As at 30 June   Year ended 30 June                As at 30 June
                                                2003    2002       2003       2002                2003                2002
                                                 A$m     A$m          %          %
--------------------------------------------------------------------------------------------------------------------------
                                                               4.60% to              between July 2003
Australian dollar loans....................      250      --      7.87%         --     and August 2014                  --
                                                               1.65% to   2.40% to   between July 2003   between July 2003
US dollar loans............................    1,946   2,301      6.50%      6.50%      and April 2012      and April 2012
                                                               2.58% to   5.88% to   between June 2005   between June 2005
Euro eurobond loan.........................    4,261   4,352      6.38%      6.38%       and June 2011       and June 2011
Deutschemark eurobond loan.................      872     891      5.13%      5.13%          April 2008          April 2008
French franc loan..........................      391     399      6.00%      6.00%       December 2006       December 2006
Swiss franc eurobond loan..................      332     357      3.38%      3.38%           June 2005           June 2005
                                                               0.31% to   0.33% to   between July 2007    between Oct 2002
Japanese yen loans.........................      225     415      1.65%      5.58%       and Sept 2010       and Sept 2010
Singapore dollar loans.....................       85     101      3.80%      3.80%          March 2008          March 2008
                                                               4.31% to
British pound sterling loans...............      490      --      6.13%         --         August 2014                  --
                                               ---------------------------------------------------------------------------
Total other loans including current portion    8,852   8,816
                                               =============

To appropriately assess our foreign currency borrowings included in our other loans, the hedge receivables and hedge payables arising from our cross currency swaps entered to hedge this position should also be considered. Our policy on the use of derivative instruments is included in note 1.25. The following table shows our other loan position net of our outstanding cross currency swap contracts:

                                             Telstra Group
-----------------------------------------------------------
                                             As at 30 June
                                               2003    2002
                                                 $m      $m
-----------------------------------------------------------
Other loans...............................    8,852   8,816
- less hedge receivable - current.........      (10)    (29)
- less hedge receivable - non current.....     (273)   (622)
- add hedge payable - non current.........      426     114
                                            ---------------
Other loans net of cross currency swaps       8,995   8,279
                                            ===============

Telstra Corporation Limited and controlled entities

--------------------------------------------------------------------------------

16. Interest-bearing liabilities (continued)

(f) Finance leases

Details of minimum lease payments due under finance leases are presented as follows:

                                              Telstra Group
-------------------------------------------------------------------------------
                           2004   2005   2006   2007   2008  after 2008   Total
                             $m     $m     $m     $m     $m          $m      $m
-------------------------------------------------------------------------------
Finance leases...........    21     --     --     --     --          --      21
                           --------------------------------------------
Future finance charges...                                                    (1)
                                                                       --------
                                                                             20
                                                                       ========

(g) Financing arrangements

                                                   Telstra Group  Telstra Entity
----------------------------------------------------------------  --------------
                                                   As at 30 June   As at 30 June
                                                    2003    2002    2003    2002
                                                      $m      $m      $m      $m
----------------------------------------------------------------  --------------
Our financing arrangements
We have access to the following lines of credit:

Credit standby arrangements
Unsecured committed cash standby facilities
which are subject to annual review..............     894     955     850     815
Amount of credit unused.........................     855     896     850     815
                                                   -------------  --------------
Loan facilities
Unsecured bank term loan facilities.............   2,149   2,313   2,149   2,313
Amount of credit unused.........................   2,149   1,250   2,149   1,250
                                                   -------------  --------------

We have commercial paper facilities in place with financial institutions under which we may issue up to $15,058 million (2002: $16,088 million). As at 30 June 2003, we had drawn down $643 million (2002: $602 million) of these commercial paper facilities. These facilities are not committed or underwritten and we have no guaranteed access to the funds.

Generally, our facilities are available unless we default on any terms applicable under the relevant agreements or become insolvent.

                             Telstra Corporation Limited and controlled entities

--------------------------------------------------------------------------------

                                                         Telstra Group      Telstra Entity
------------------------------------------------------------------------  ------------------
                                                         As at 30 June       As at 30 June
                                                          2003      2002      2003      2002
                                                  Note      $m        $m        $m        $m
------------------------------------------------------------------------  ------------------
17. Provisions

Current
Dividends payable (b) (c)............................7      --     1,415        --     1,415
Employee benefits (a).................................     279       373       234       253
Workers' compensation (1.18(b)) (b) (c)...............      39        41        36        38
Other provisions (b) (c)..............................      35        74        14        17
                                                        ----------------  ------------------
                                                           353     1,903       284     1,723
                                                        ================  ==================
Non current
Employee benefits (a).................................     572       572       522       517
Workers' compensation (1.18(b)) (b) (c)...............     197       229       184       218
Other provisions (b) (c)..............................      45        47        21        22
                                                        ----------------  ------------------
                                                           814       848       727       757
                                                        ================  ==================
(a) Aggregate employee benefits and related
on-costs liability
Current provision for employee benefits...............     279       373       234       253
Non current provision for employee benefits...........     572       572       522       517
Accrued labour, redundancy and on-costs (i)...........     242       183       236       182
                                                        ----------------  ------------------
                                                         1,093     1,128       992       952
                                                        ================  ==================

(i) Accrued labour and related on-costs are included within current payables (refer note 15).

Provision for employee benefits consist of amounts for annual leave, long service leave and redundancy payments to employees (refer to note 1.18(a)).

The carrying amounts of all employee benefits are approximately equal to their net fair value.

Non current employee benefits for long service leave are measured at their present value. The following assumptions were adopted in measuring their present value:

                                         Telstra Group      Telstra Entity
--------------------------------------------------------  ------------------
                                         As at 30 June       As at 30 June
                                          2003      2002      2003      2002
--------------------------------------------------------  ------------------
Weighted average projected increase in
employee benefits.....................     4.0%      4.0%      4.0%      4.0%
Weighted average discount rates.......     5.7%      6.0%      5.7%      6.0%
Leave taking rates....................    13.0%      7.3%     13.3%      7.0%

Telstra Corporation Limited and controlled entities

--------------------------------------------------------------------------------

17. Provisions (continued)

b) Information about our provisions, other than employee benefits:

Dividends Payable

In fiscal 2002, this provision provided for the final ordinary dividend to shareholders. Due to the first time application of the new accounting standard AASB 1044: "Provisions, Contingent Liabilities and Contingent Assets", a difference has arisen between reporting periods regarding the timing and the recognition of dividends declared in our statement of financial performance and statement of financial position. There has been no change in the timing of dividends declared by the directors. As the final ordinary dividend was not declared, determined or publicly recommended as at 30 June 2003, no provision for dividend was raised prior to that date in the statement of financial position (refer note 7 for further information). The final ordinary dividend is now reported as an event after balance date (refer note 28).

Workers' Compensation

The Telstra Entity and certain controlled entities self insure their workers' compensation liabilities. The provision is based on a semi annual actuarial review of our workers' compensation liability.

(c) Movement in provisions, other than employee benefits

Present values are calculated using appropriate rates based on government guaranteed securities with similar due dates. The majority of our controlled entities do not self insure, but pay annual premiums to third party insurance companies for their workers compensation premiums.

Other

Other provisions include provision for restructuring, provision for warranties, provision for restoration costs and other general provisions. Provision for restructuring relate to restructuring costs expected on acquisition of controlled entities and our internal restructures. Provision for warranties relate to our best estimate of warranty costs expected to meet our products future repairs and replacement based on current sales level and past historical information. Provision for restoration costs relate to our future expected restoration obligations in relation to the fitout of our general purpose leased buildings. Other general provisions are provided to meet future costs that we are obligated to make as a result of past transactions entered into.

Telstra Group
------------------------------------------------------------------------------
                                                   Workers
                                       Dividends  Compensa-
                                        Payable      tion      Other    Total
                                           $m         $m        $m        $m
------------------------------------------------------------------------------
30 June 2003
Balance at 30 June 2002..............      1,415        270       121    1,806
- adjustment due to change in
  accounting policy (i)..............     (1,415)        --        --   (1,415)
- additional provisions..............         --         10        24       34
- amounts used.......................         --         --       (44)     (44)
- reductions due to remeasurements...         --        (44)      (22)     (66)
- other..............................                    --         1        1
                                       ---------------------------------------
Balance at 30 June 2003..............         --        236        80      316
                                       =======================================
30 June 2002
Balance at 30 June 2001..............      1,416        284       151    1,851
- additional provisions..............      1,415         --        76    1,491
- amounts used.......................     (1,416)        (1)      (73)  (1,490)
- reductions due to remeasurements...         --        (15)      (34)     (49)
- other..............................         --          2         1        3
                                       ---------------------------------------
Balance at 30 June 2002..............      1,415        270       121    1,806
                                       =======================================

(i) Under the new accounting standard AASB 1044: "Provisions, Contingent Liabilities and Contingent Assets", the provision for final ordinary dividend raised at 30 June has been reversed to opening retained profits in the current period statement of financial position (refer to statement of changes in shareholders equity).

                             Telstra Corporation Limited and controlled entities

--------------------------------------------------------------------------------

17. Provisions (continued)

Telstra Entity
------------------------------------------------------------------------------
                                                   Workers
                                       Dividends  Compensa-
                                        Payable      tion      Other    Total
                                           $m         $m        $m        $m
------------------------------------------------------------------------------
30 June 2003
Balance at 30 June 2002..............      1,415        256        39    1,710
- adjustment due to change in
  accounting policy (i)..............     (1,415)        --        --   (1,415)
- additional provisions..............         --          8         6       14
- amounts used.......................         --         --        (7)      (7)
- reductions due to remeasurements...         --        (44)       (4)     (48)
- other..............................         --         --         1        1
                                       ---------------------------------------
Balance at 30 June 2003..............         --        220        35      255
                                       =======================================
30 June 2002
Balance at 30 June 2001..............      1,416        273       104    1,793
- additional provisions..............      1,415         --       (15)   1,400
- amounts used.......................     (1,416)        (1)      (43)  (1,460)
- reductions due to remeasurements...         --        (15)       (5)     (20)
- other..............................         --         (1)       (2)      (3)
                                       ---------------------------------------
Balance at 30 June 2002..............      1,415        256        39    1,710
                                       =======================================

(i) Under the new accounting standard AASB 1044: "Provisions, Contingent Liabilities and Contingent Assets", the provision for final ordinary dividend raised at 30 June has been reversed to opening retained profits in the current period statement of financial position (refer to statement of changes in shareholders equity).

Provision for restructuring on acquisition of TelstraClear Limited

The provision for restructuring on acquisition of TelstraClear Limited (TelstraClear) is included in our other provisions of the Telstra Group.

On 12 December 2001, we acquired a 8.4% shareholding in TelstraClear giving us a 58.4% controlling interest. In fiscal 2002, we recognised a $44 million provision based on our best estimate of costs including redundancies directly attributable to the restructure. In fiscal 2003, we have subsequently acquired the remaining interest of TelstraClear (refer note 23 for further information).

The movement in the restructuring provision relating to the acquisition of TelstraClear is detailed in the table below:

                                        Telstra Group
-----------------------------------------------------
                                        As at 30 June
                                         2003    2002
                                           $m      $m
-----------------------------------------------------
Balance at beginning of year.........      27      --
- additional provisions..............      --      44
- amounts used.......................     (28)    (13)
- reductions due to remeasurements...      --      (5)
- other..............................       1       1
                                       --------------
Balance at end of year...............      --      27
                                       ==============

Telstra Corporation Limited and controlled entities

--------------------------------------------------------------------------------

                                            Telstra Group & Telstra Entity
------------------------------------------------------------------------------
                                                     As at 30 June
                                           2003        2003      2002     2001
                                             $m        US$m        $m       $m
-----------------------------------------------------------  -----------------
18. Contributed equity

Issued and paid up capital

12,866,600,200 fully paid ordinary
shares (a)..........................      6,433       4,310     6,433    6,433
                                       ====================  =================

(a) Each of our fully paid ordinary shares carries the right to one vote at a meeting of the company. Holders of our shares also have the right to receive dividends as declared, and to participate in the proceeds from sale of all surplus assets in proportion to the total shares issued in the event of the company winding up.

                             Telstra Corporation Limited and controlled entities

--------------------------------------------------------------------------------

19. Employee share plans

(a) TESOP99 and TESOP97

As part of the Commonwealth's sale of its shareholding in fiscal 2000 and fiscal 1998 we offered our eligible employees as defined by the employee share plans the opportunity to buy Telstra shares. The shares were ordinary shares of the Telstra Entity at the time of the offer.

These share plans were:

..  the Telstra Employee Share Ownership Plan II (TESOP99); and
..  the Telstra Employee Share Ownership Plan (TESOP97).

All eligible employees of the Telstra Entity and of companies that Telstra owned greater than 50% equity were able to participate in the plans. Certain employees who were part time, casual, fixed term, on leave without pay or living outside Australia and contractors were not eligible to participate.

Generally, employees were offered interest free loans by the Telstra Entity to acquire certain shares and in some cases became entitled to certain extra shares and loyalty shares as a result of participating in the plans. All shares acquired under the plans were transferred from the Commonwealth either to the employees or to the trustee for the benefit of the employees. Telstra ESOP Trustee Pty Ltd is the trustee for TESOP99 and TESOP97 and holds the shares on behalf of participants. This company is 100% owned by us.

While a participant remains an employee of the Telstra Entity, a company in which Telstra owns greater than 50% equity or the company which was their employer when the shares were acquired, there is no date by which the employee has to repay the loan. The loan may, however, be repaid in full at any time by the employee using his or her own funds.

The loan shares, extra shares and in the case of TESOP99, the loyalty shares, are generally subject to a restriction on the sale of the shares or transfer to the employee for three years, or until the relevant employment ceases. After three years, the employee may sell the shares provided the loan is repaid in full for the loan shares and TESOP97 extra shares. Approximately 80% of the dividends on the loan shares and TESOP97 extra shares held for the employees under the plans are used to repay their loans.

If a participating employee leaves the Telstra Entity, a company in which Telstra owns greater than 50% equity or the company which was their employer when the shares were acquired, to acquire the relevant shares the employee must repay their loan within two months of leaving. This is the case except where the restriction period has ended because of the employee's death or disablement (in this case the loan must be repaid within 12 months).

If the employee does not repay the loan when required, the trustee can sell the shares if the sale proceeds cover the amount outstanding on the loan plus relevant costs. The sale proceeds must then be used to pay the costs of the sale and any amount outstanding on the loan, after which the balance will be paid to the employee. The Telstra Entity's recourse under the loan is limited to the amount recoverable through the sale of the employee's shares.

For TESOP99, the Government guaranteed an allocation of up to 5,000 shares for employees using their own funds to purchase shares in the public offer. These shares are directly held by the employees.

Further details on each of the plans are highlighted in the table following in section (c).

Telstra incurs expenses in relation to the administration of the trusts for TESOP99 and TESOP97. These are recognised in the statement of financial performance as incurred. The allocation of shares under these plans did not give rise to any other expense to be recognised by us.

(b) Telstra Growthshare Trust

The Telstra Growthshare Trust commenced in fiscal 2000. Under the trust, Telstra operates three different share plans:

..  Telstra Growthshare
..  Directshare; and
..  Ownshare.

The trustee for the trust is Telstra Growthshare Pty Ltd. This company is 100% owned by us. Allocations are in the form of options, restricted shares, performance rights, deferred shares, directshares and ownshares under these plans. Refer to the tables in section (c) below for more information.

(i) Telstra Growthshare

Telstra Growthshare started in fiscal 2000. Its purpose is to align key executives' rewards with shareholders' interests, and reward performance improvement supporting business plans and corporate strategies.

The board determines who is invited to participate in Telstra Growthshare. Allocations are in the form of options, restricted shares, and performance rights under our long term incentive plan, and deferred shares under our deferred remuneration plan. Instruments issued represent a right to acquire a share in Telstra. Generally, the options, restricted shares and performance rights may only be exercised to acquire Telstra shares if a performance hurdle is satisfied in the performance period and in the case of options, the exercise price is paid by the executive. Deferred shares may only be exercised when a prescribed period of service has been completed.

Telstra Corporation Limited and controlled entities

--------------------------------------------------------------------------------

19. Employee share plans (continued)

(b) Telstra Growthshare Trust (continued)

(i) Telstra Growthshare (continued)

Performance hurdle for options, restricted shares and performance rights

For allocations of options and performance rights made during fiscal 2003 and fiscal 2002, the applicable performance hurdle is based on comparing Telstra's total shareholder return (TSR) with the TSRs of the companies in the S&P/ASX 200 (Industrial) Index (peer group) within the performance period.

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

Both the number of options and the number of performance rights potentially exercisable are based on the following:

.. If in the first quarter of the performance period, Telstra's percentile ranking is the 50th percentile or above then:
   (i) the number of options and performance rights that become exercisable for that quarter is scaled proportionately from the 50th percentile (at which 50% of the allocation becomes exercisable) to the 75th percentile (at which 100% of the allocation becomes exercisable); and
   (ii) in subsequent quarters, the number that become exercisable is based on the same proportionate scale, but is reduced by the number of options or performance rights that have previously become exercisable. The percentile ranking achieved needs to be above that achieved in previous quarters for additional options and performance rights to become exercisable.

.. If in the first quarter of the performance period, the percentile ranking is less than the 50th percentile then:
   (i)  half of the allocation will lapse; and
   (ii) in subsequent quarters, the remaining 50% of the options or performance rights will become exercisable if the ranking is the 50th percentile or above for that quarter.

.. If Telstra does not achieve or exceed the 50th percentile ranking in any quarter of the performance period, all options and performance rights will lapse.

For all allocations prior to 30 June 2001, the applicable performance hurdle was that the average Telstra Accumulation Index must exceed the average S&P/ASX 200 (Industrial) Index (replacing the superseded All Industrials Accumulation Index) for thirty consecutive days within the performance period. If the performance hurdle is satisfied for these allocations, all of the relevant options or restricted shares would become exercisable (i.e. they do not become exercisable on a proportionate basis).

Options

An executive is not entitled to Telstra shares before the options allocated under Telstra Growthshare initially vest, and then are exercised. This means that the executive cannot use options to vote or receive dividends. If the performance hurdle is satisfied in the performance period, options may be exercised at any time before the expiry date; otherwise they will lapse. Once the options are exercised, Telstra shares will be transferred to the executive.

Telstra provides loans to the trustee to enable it to purchase shares on market to underpin the options. When exercised, the executive pays for the shares at the exercise price and the loan is repaid to us. We receive interest on the loans to the trust. On the basis that the executives must pay the exercise price of the options, which repays the loans made by Telstra, there is no cash expense incurred by us and included in our statement of financial performance. From 1 July 2002, we have suspended our option plan. Previously issued options remain outstanding and valid.

Restricted Shares

The executive is not entitled to Telstra shares before the restricted shares allocated under Telstra Growthshare vest. If the performance hurdle is satisfied in the performance period, the restricted shares will vest and may be exercised at any time before the expiry date, otherwise they will lapse. Once the restricted shares have vested, they become restricted trust shares, which will generally be held by the trustee for the executive for a certain period. Once converted into restricted trust shares, the executive has an interest in Telstra shares and is entitled to dividends, other distributions, and voting rights.

Restricted trust shares are held by the Trustee until the earlier of:

..  the period determined in accordance with the trust deed;
.. the executive finishes employment with Telstra; or .. a date nominated by the board.

The executive may exercise restricted shares at a cost of $1 in total for the number of restricted shares exercised on a particular day. These shares are recorded as an expense to us when we provide funding to the trust to purchase them on market. In fiscal 2003 and fiscal 2002, there were no restricted shares allocated and therefore no associated expense.

                             Telstra Corporation Limited and controlled entities

--------------------------------------------------------------------------------

19. Employee share plans (continued)

(b) Telstra Growthshare Trust (continued)

(i) Telstra Growthshare (continued)

Performance Rights

An executive is not entitled to Telstra shares before the performance rights allocated under Telstra Growthshare vest. If the performance hurdle is satisfied in the performance period, a specified number of performance rights as determined in accordance with the trust deed and terms of issue, will become vested performance rights. The vested performance rights can then be exercised at any time before the expiry date, otherwise they will lapse. Once the vested performance rights are exercised, Telstra shares will be transferred to the executive. Until this time, the executive cannot use the performance rights (or vested performance rights) to vote or receive dividends.

Telstra shares will be transferred to the executive on exercise of vested performance rights. The executive may exercise the performance rights at a cost of $1 in total for the number of performance rights exercised on a particular day. The issue of performance rights are recorded as an expense to us when we provide funding to the trust to purchase Telstra shares on market to underpin them. In fiscal 2003, we recorded an expense of $8.5 million (2002: $6.5 million).

Deferred Shares

An executive is not entitled to Telstra shares before the deferred shares allocated under Telstra Growthshare vest. Generally, if an executive continues to be employed by an entity that forms part of the Telstra Group three years after the commencement date of the instrument, the deferred share will become a vested deferred share. The vested deferred shares can then be exercised at any time before the expiry date, otherwise they will lapse. Once exercised, Telstra shares will be transferred to the executive. Until this time, the executive can not use the deferred shares or vested deferred shares to vote or receive dividends or other entitlements.

Telstra shares will be transferred to the executive on exercise of vested deferred shares. The executive may exercise the deferred shares at a cost of $1 in total for the number of deferred shares exercised on a particular day. The issue of deferred shares are recorded as an expense to us when we provide funding to the trust to purchase Telstra shares on market to underpin them. In fiscal 2003, we recorded an expense of $10.3 million (2002: $nil).

Telstra Growthshare amounts expensed for USGAAP purposes

For the purposes of the United States generally accepted accounting principles (USGAAP) disclosures, the estimated fair value of the options, restricted shares, performance rights and deferred shares is made at the date of grant using an approach consistent with the binomial and Black-Scholes valuation models.

The additional compensation expense for USGAAP recognised on this basis for performance rights and deferred shares allocated in fiscal 2003 was $nil (2002:
$41 million for options and performance rights). Refer to note 30 for additional information.

(ii) Telstra Directshare

Non-executive directors may be provided part of their fees in Telstra shares. Directors will receive a minimum of 20% of their fees by way of directshares. Shares are acquired by the trustee from time to time and allocated to the participating directors on a 6 monthly basis, on dates determined by the trustee at its discretion. Although the trustee holds the shares in trust, the participant retains the beneficial interest in the shares (dividends, voting rights, bonuses and rights issues) until they are transferred at expiration of the restriction period.

The restriction period continues:

..  for five years from the date of allocation of the shares;
..  until the participating director is no longer a director of, or is employed by, a company in the Telstra Group; or
..  until the board of Telstra determines that an 'event' has occurred.

At the end of the restriction period, the directshares will be transferred to the participating director. The participating director is not able to deal in the shares until this transfer has taken place. The expense associated with shares allocated under this plan is included in the disclosure for directors' fees.

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

The restriction period continues:

..  for three years or five years depending on the elections available to the participant at the time of allocation;
.. until the participant ceases employment with the Telstra Group; or .. until the board of Telstra determines that an 'event' has occurred.

At the end of the restriction period, the ownshares will be transferred to the participant. The participant is not able to deal in the shares until this transfer has taken place. The expense associated with shares allocated under this plan is included in the disclosure for employees remuneration.

Telstra Corporation Limited and controlled entities

--------------------------------------------------------------------------------

19. Employee share plans (continued)

(c) Share plan information

The table below provides information about our TESOP99 and TESOP97 share plans:

                                                                                       TESOP99                              TESOP97
-----------------------------------------------------------------------------------------------------------------------------------
Date used to determine number of eligible employees.........                    27 August 1999                    20 September 1997
Date the plan started.......................................                   16 October 1999                     15 November 1997
Number of employees eligible to participate.................                            53,900                               64,309
-----------------------------------------------------------------------------------------------------------------------------------
Price paid by employee - first instalment...................            (16 October 1999)$4.50              (15 November 1997)$1.95
Price paid by employee - second instalment..................            (2 November 2000)$2.90              (17 November 1998)$1.35
                                                               --------------------------------------------------------------------
Total price paid by employee and market price on date of
issue.......................................................                             $7.40                                $3.30
                                                               ====================================================================
Number of shares each eligible employee was able to buy with
interest free loan (loan shares)............................                               400                                2,000
Number of extra shares received by each eligible employee...    one extra share for every four  one extra share for every four loan
                                                                  guaranteed allocation shares            shares or non-loan shares
                                                                purchased up to a limit of 200       purchased up to a limit of 500
-----------------------------------------------------------------------------------------------------------------------------------
The date participating employees have full ownership of the
loan shares and extra shares (i)............................                   16 October 2002                     15 November 2000
Number of employees who purchased loan shares...............                            42,439                               55,748
Total number of loan shares initially purchased.............                        16,939,000                          109,979,100
Total number of extra shares initially acquired relating to
loan shares.................................................                              (ii)                           27,494,775
-----------------------------------------------------------------------------------------------------------------------------------
Number of employees who used their own funds to buy shares
in TESOP and received extra shares..........................                            21,424                                2,282
Number of shares initially purchased under TESOP with
own funds...................................................                             (iii)                            3,776,732
Number of extra shares initially acquired by employees from
using their own funds.......................................                     (ii)3,903,314                              944,183
-----------------------------------------------------------------------------------------------------------------------------------
Total market value of shares at issue date..................    $93,790,413 (first instalment)      $277,279,841 (first instalment)
(including extra shares)....................................    $58,832,889 second instalment)     $181,936,265 (second instalment)
-----------------------------------------------------------------------------------------------------------------------------------
Total initial loan made to employees........................    $76,225,500 (first instalment)      $221,823,872 (first instalment)
                                                                $48,556,440(second instalment)     $144,401,940 (second instalment)
-----------------------------------------------------------------------------------------------------------------------------------
Loan discount paid on behalf of employees ($1 per loan).....                           $42,439                              $55,748
-----------------------------------------------------------------------------------------------------------------------------------
Number of Commonwealth loyalty shares available to each
eligible employee at no additional cost (shares need to be                                         one for every 10 non loan shares
held for 12 months to qualify)..............................           one for every 10 shares  purchased in the public offer up to
                                                                 purchased up to a limit of 80                       a limit of 200
Number of employees who received Commonwealth loyalty shares                        (iv)17,138                               21,761
Number of loyalty shares issued.............................                     (iv)1,243,305                            3,162,222
Market value of Commonwealth loyalty shares issued..........   (iv)$7,696,058($6.19 per share)         $20,363,290($6.46 per share)
-----------------------------------------------------------------------------------------------------------------------------------

<F1>
(i) In the case of all loan shares, and extra shares acquired under TESOP97, the loan must be repaid in full before shares may be transferred to the employee.

<F2>
(ii) For TESOP99, the extra shares were acquired under the Commonwealth component as a result of employees acquiring guaranteed allocation shares in the public offer using their own funds.

<F3>
(iii) Does not include guaranteed allocation shares acquired by employees from the Commonwealth under the Commonwealth component.

<F4>
(iv) TESOP99 loyalty shares were issued to eligible employees still holding their Commonwealth component shares on 2 November 2000 and did not prepay the final instalment.

                             Telstra Corporation Limited and controlled entities

--------------------------------------------------------------------------------

19. Employee share plans (continued)

(c) Share plan information (continued)

The following information details the number of outstanding equity instruments and loan balances relevant to the TESOP99 and TESOP97 plans.

                                                     Employee           Employee
                                                  share plans        share plans
                                                As at 30 June      As at 30 June
                                                         2003               2002
--------------------------------------------------------------------------------
Market price of Telstra shares.............  $ 4.40 per share   $ 4.66 per share
Employee share loan balance (total
including current and non current,
excluding Growthshare option
loans - note 9)............................  $    198 million   $    230 million
Loan to Telstra Growthshare
(other receivables non current - note 9)...  $     88 million   $    115 million
TESOP99
--------------------------------------------------------------------------------
Remaining employees with loan shares (i)...            37,148             38,140
Remaining number of loan shares............        14,828,600         15,224,500
Remaining number of extra shares (ii)......                --          2,784,590
Remaining number of loyalty shares (ii)....                --          1,081,671
TESOP97
--------------------------------------------------------------------------------
Remaining employees with loan shares.......            21,960             25,665
Remaining number of loan shares............        43,465,700         50,778,700
Remaining number of extra shares...........        10,866,425         12,694,675

(i) The number of employees with loan shares includes 11,258 (2002: 6,703) employees that have ceased employment and elected not to repay their loan. The Telstra ESOP Trustee Pty Ltd continues to hold the shares relating to those loans until the share price is sufficient to recover the loan amount and associated costs. The Telstra ESOP Trustee Pty Ltd will then sell the shares. As at 30 June 2003, there were 4,503,300 held for this purpose (2002: 2,675,100).

(ii) During fiscal 2003, the extra shares and loyalty shares for TESOP99 were transferred to employees on completion of the restriction period.

Telstra Corporation Limited and controlled entities

--------------------------------------------------------------------------------

19. Employee share plans (continued)

(c) Share plan information (continued)

We provide the following information about Telstra Growthshare:

(i) Instruments outstanding at the beginning of fiscal 2003

The following options, restricted shares and performance rights had been issued at the start of fiscal 2003, but were yet to vest with employees.

                                     Number of                                                               Exercise date
                                    instruments   Commencement         Performance           Exercise      (once performance
                                    outstanding       date            hurdle period            price          hurdle met)
----------------------------------------------------------------------------------------------------------------------------
Growthshare 2000 - Sept 1999
allocation
----------------------------------------------------------------------------------------------------------------------------
Options..........................     2,125,667   13 Sept 1999     between 13 Sept 2002   $         8.02     any time before
                                                                       and 13 Sept 2004                         13 Sept 2009
Restricted shares................       350,688   13 Sept 1999     between 13 Sept 2002   $ 1 per parcel     any time before
                                                                       and 13 Sept 2004        exercised        13 Sept 2004
Growthshare 2001 - Sept 2000
allocation
----------------------------------------------------------------------------------------------------------------------------
Options..........................     4,020,841    8 Sept 2000      between 8 Sept 2003   $         6.28     any time before
                                                                       and 13 Sept 2005                          8 Sept 2010
Restricted shares................       826,883    8 Sept 2000     between 13 Sept 2003   $ 1 per parcel     any time before
                                                                       and 13 Sept 2005        exercised         8 Sept 2005
Growthshare 2001 - March 2001
allocation
----------------------------------------------------------------------------------------------------------------------------
Options..........................       168,710   16 March 2001   between 16 March 2004   $         6.55     any time before
                                                                      and 16 March 2006                        16 March 2011
Restricted shares................        43,817   16 March 2001   between 16 March 2004   $ 1 per parcel     any time before
                                                                      and 16 March 2006        exercised       16 March 2006
Growthshare 2002 - Sept 2001
allocation
----------------------------------------------------------------------------------------------------------------------------
Options..........................    36,501,695    6 Sept 2001      between 6 Sept 2004   $         4.90     any time before
                                                                        and 6 Sept 2006                          6 Sept 2011
Performance rights...............     3,486,241    6 Sept 2001      between 6 Sept 2004   $ 1 per parcel     any time before
                                                                        and 6 Sept 2006        exercised          8 Dec 2006
Growthshare 2002 - March 2002
allocation
----------------------------------------------------------------------------------------------------------------------------
Options..........................     2,068,000   14 March 2002   between 14 March 2005   $         5.63     any time before
                                                                      and 14 March 2007                        14 March 2012
Performance rights...............       167,200   14 March 2002   between 14 March 2005   $ 1 per parcel     any time before
                                                                      and 14 March 2007        exercised        14 June 2007

                             Telstra Corporation Limited and controlled entities

--------------------------------------------------------------------------------

19. Employee share plans (continued)

(c) Share plan information (continued)

(i) Instruments outstanding at the beginning of fiscal 2003 (continued)

The following directshares and ownshares had been issued at the start of fiscal 2003 but were held by the trustee for the benefit of the relevant directors or employees pending expiration of the restriction period.

                                                   Number of
                                                  instruments
                                                  outstanding
-------------------------------------------------------------
DirectShares
-------------------------------------------------------------
15 September 2000 allocation...................         7,585
19 March 2001 allocation.......................        11,104
14 September 2001 allocation...................        14,453
14 March 2002 allocation.......................        18,117
OwnShares
-------------------------------------------------------------
15 September 2000 allocation...................       312,655
14 September 2001 allocation...................       326,946
2 November 2001 allocation.....................        98,042
-------------------------------------------------------------

Participants in the directshare and ownshare plans are only able to deal in these instruments at the end of the restriction period.

(ii) Instruments granted during the financial year

The following instruments were granted in September 2002:

                                                                      Growthshare 2003                  Growthshare 2003
                                                                       deferred shares                performance rights
------------------------------------------------------------------------------------------------------------------------
Number of executives who were allocated deferred
shares and performance rights......................                                166                               166
Effective commencement date of deferred shares
and performance rights.............................                   5 September 2002                  5 September 2002
Performance hurdle period - i.e. over what time
period executives have to satisfy the                                                    period between 5 September 2005
performance hurdle for the instruments to vest.....                                (a)              and 5 September 2007
------------------------------------------------------------------------------------------------------------------------
Number of deferred shares and performance rights
(representing a 100% allocation or maximum
entitlement available) issued......................                          2,123,000                         4,246,000
                                                      ------------------------------------------------------------------
Exercise price (once the instruments become
exercisable).......................................                  $ 1 per parcel of                 $ 1 per parcel of
                                                                 instruments exercised             instruments exercised
                                                      ==================================================================
Market price of Telstra shares on commencement
date...............................................                  $  4.87 per share                 $  4.87 per share
Exercise date (once the instruments become
exercisable).......................................   any time before 5 September 2007   any time before 5 December 2007
------------------------------------------------------------------------------------------------------------------------

<F1>
(a) As deferred shares are allocated as annual fixed remuneration, there is no performance hurdle. Generally, deferred shares will vest if the participating executive continues to be employed by an entity that forms part of the Telstra Group for three years after the effective commencement date.

No consideration is required to be provided by the participating executives on the granting of these deferred shares and performance rights.

Telstra Corporation Limited and controlled entities

--------------------------------------------------------------------------------

19. Employee share plans (continued)

(ii) Instruments granted during the financial year (continued)

The following instruments were granted in March 2003:

                                                                  Growthshare 2003              Growthshare 2003
                                                                   deferred shares            performance rights
----------------------------------------------------------------------------------------------------------------
Number of executives who were allocated deferred
shares and performance rights......................                              4                             4
Effective commencement date of deferred shares
and performance rights.............................                   7 March 2003                  7 March 2003
Performance hurdle period - i.e. over what time
period executives have to satisfy the                                                period between 7 March 2006
performance hurdle for the instruments to vest.....                            (a)              and 7 March 2008
----------------------------------------------------------------------------------------------------------------
Number of deferred shares and performance rights
(representing a 100% allocation or maximum
entitlement available) issued......................                         22,100                        44,200
                                                      ----------------------------------------------------------
Exercise price (once the instruments become
exercisable).......................................              $ 1 per parcel of             $ 1 per parcel of
                                                             instruments exercised         instruments exercised
                                                      ==========================================================
Market price of Telstra shares on commencement
date...............................................               $ 4.11 per share              $ 4.11 per share
Exercise date (once the instruments become
exercisable).......................................   any time before 7 March 2008   any time before 7 June 2008
----------------------------------------------------------------------------------------------------------------

<F1>
(a) As deferred shares are allocated as annual fixed remuneration, there is no performance hurdle. Deferred shares will vest if the participating executive continues to be employed by a member of the Telstra Group for three years after the effective commencement date.

No consideration is required to be provided by the participating executives on the granting of these deferred shares.

In the prior year, the following instruments were granted during September 2001:

                                                                      Growthshare 2002                  Growthshare 2002
                                                                               options                performance rights
------------------------------------------------------------------------------------------------------------------------
Number of executives who were allocated options
and performance rights.............................                                155                               155
Effective commencement date of options and
performance rights.................................                   6 September 2001                  6 September 2001
Performance hurdle period - i.e. over what time
period executives have to satisfy performance          period between 6 September 2004   period between 6 September 2004
hurdle to be eligible for shares...................               and 6 September 2006              and 6 September 2006
------------------------------------------------------------------------------------------------------------------------
Number of options and performance rights issued
(representing a 100% allocation or maximum
entitlement available).............................                         37,034,000                         3,537,100
                                                      ------------------------------------------------------------------
Exercise price (once the instruments become
exercisable).......................................                  $ 4.90 per option                 $ 1 per parcel of
                                                                                                   instruments exercised
                                                      ==================================================================
Market price of shares on commencement date........                  $  4.90 per share                 $  4.90 per share
Exercise date (once the instruments become
exercisable).......................................   any time before 6 September 2011   any time before 6 December 2006
------------------------------------------------------------------------------------------------------------------------

                             Telstra Corporation Limited and controlled entities

--------------------------------------------------------------------------------

19. Employee share plans (continued)

(c) Share plan information (continued)

(ii) Instruments granted during the financial year (continued)

In the prior year, the following instruments were granted during March 2002:

                                                                    Growthshare 2002                  Growthshare 2002
                                                                             options                performance rights
----------------------------------------------------------------------------------------------------------------------
Number of executives who were allocated options
and performance rights............................                                 4                                 4
Effective commencement date of options and
performance rights................................                     14 March 2002                     14 March 2002
Performance hurdle period - i.e. over what time
period executives have to satisfy the                   period between 14 March 2005      period between 14 March 2005
performance hurdle for the instruments to vest....                 and 14 March 2007                 and 14 March 2007
----------------------------------------------------------------------------------------------------------------------
Number of options and performance rights issued
(representing a 100% allocation or maximum
entitlement available)............................                         2,068,000                           167,200
                                                      ----------------------------------------------------------------
Exercise price (once the instruments become
exercisable)......................................                 $ 5.63 per option                 $ 1 per parcel of
                                                                                                 instruments exercised
                                                      ================================================================
Market price of shares on commencement date.......                 $  5.63 per share                 $  5.63 per share
Exercise date (once the instruments become
exercisable)......................................     any time before 14 March 2012      any time before 14 June 2007
----------------------------------------------------------------------------------------------------------------------

The following directshares were granted in September of fiscal 2003 and fiscal 2002:

                                                        DirectShare Equity Plan 2003      DirectShare Equity Plan 2002
----------------------------------------------------------------------------------------------------------------------
Number of eligible participants...................                                11                                11
Number of participants in the plan................                                10                                10
Allocation date of shares.........................                  5 September 2002                 14 September 2001
                                                      ----------------------------------------------------------------
Number of shares allocated........................                            19,713                            19,445
Fair value of shares allocated....................                 $  4.87 per share                 $  4.81 per share
Total fair value of shares allocated..............                 $          96,002                 $          93,531
                                                      ----------------------------------------------------------------

The following directshares were granted in March of fiscal 2003 and fiscal 2002:

                                                        DirectShare Equity Plan 2003      DirectShare Equity Plan 2002
----------------------------------------------------------------------------------------------------------------------
Number of eligible non-executive directors........                                11                                11
Number of participants in the plan................                                10                                10
Allocation date of shares.........................                      7 March 2003                     14 March 2002
                                                      ----------------------------------------------------------------
Number of shares allocated........................                            40,709                            18,117
Fair value of shares allocated....................                 $  4.11 per share                  $ 5.63 per share
Total fair value of shares allocated..............                 $         167,314                  $        101,999
                                                      ----------------------------------------------------------------

Telstra Corporation Limited and controlled entities

--------------------------------------------------------------------------------
19. Employee share plans (continued)

(c) Share plan information (continued)

(ii) Instruments granted during the financial year (continued)

The following ownshares were granted in September of fiscal 2003 and fiscal
2002:

                                          OwnShare Equity      OwnShare Equity
                                             Plan 2003            Plan 2002
--------------------------------------------------------------------------------
Number of eligible participants........               6,788                6,263
Number of participants in the plan.....                 406                  321
Allocation date of shares..............    5 September 2002    14 September 2001
                                         ---------------------------------------
Number of shares allocated.............             574,899              333,911
Fair value of shares allocated.........  $   4.87 per share  $    4.81 per share
Total fair value of shares allocated...  $        2,799,758  $         1,606,112
                                         ---------------------------------------

The following ownshares were granted in October of fiscal 2003 and fiscal 2002:

                                          OwnShare Equity      OwnShare Equity
                                             Plan 2003            Plan 2002
--------------------------------------------------------------------------------
Number of eligible employees...........              12,216               11,181
Number of participants in the plan.....                 179                   90
Allocation date of shares..............     28 October 2002      2 November 2001
                                         ---------------------------------------
Number of shares allocated.............             166,676               98,042
Fair value of shares allocated.........  $   4.78 per share  $    4.98 per share
Total fair value of shares allocated...  $          796,711  $           488,249
                                         ---------------------------------------

On an allocation of directshares and ownshares, the participants in the plans are not required to make any payment to the Telstra Entity. Participants may be provided a portion of their remuneration in the form of directshares or ownshares as applicable. The fair value of the instruments issued is determined by the remuneration foregone by the participant. The number of directshares or ownshares allocated is based on the weighted average price of a Telstra share in the week ending on the day before allocation date, in conjunction with the remuneration foregone.

(iii) Instruments exercised during the financial year

There have been no options, restricted shares or performance rights that have been exercised during the year and no fully paid shares distributed relating to these plans as a result.

There were 8,925 deferred shares that were exercised during the year at the exercise price of $1. These deferred shares were part of the September 2002 allocation and were exercised as part of a redundancy. The fair value at the date of the transfer of Telstra shares relating to this exercise was $39,359, based on the closing market price at that date.

There were no instruments exercised and no Telstra shares transferred relating to the option, restricted share, performance rights and deferred share plans during fiscal 2002.

Directshares and ownshares are not required to be exercised. The fully paid shares held by the Telstra Growthshare Trust relating to these instruments are merely transferred to the participants at the completion of the restriction period.

The following fully paid shares have been distributed from the Telstra Growthshare Trust to directors and executives under the directshare and ownshare plans respectively, due to expiration of the applicable restriction period.

                            No. of
                            shares
                          distributed   Fair value
--------------------------------------------------
DirectShares............           --           --
OwnShares...............      101,146  $   460,843
--------------------------------------------------

                             Telstra Corporation Limited and controlled entities

--------------------------------------------------------------------------------
19. Employee share plans (continued)

(c) Share plan information (continued)

(iii) Instruments exercised during the financial year (continued)

The following fully paid shares relating to the same plans were distributed during fiscal 2002:

                            No. of
                            shares
                          distributed   Fair value
--------------------------------------------------
DirectShares............       13,627  $    73,136
OwnShares...............       43,863  $   220,489
--------------------------------------------------

The fair value of ownshares and directshares distributed is determined through reference to the closing market price of a Telstra share on the date of transfer.

(iv) Instruments which have lapsed during the financial year

The following instruments issued to participating employees have lapsed during the financial year due to cessation of employment or the relevant performance hurdle not being met:

                       Instruments lapsed
                        during year ended
Allocation                  30 June
                         2003       2002
------------------------------------------
Options
September 1999......    591,945    137,000
September 2000......    650,181    296,617
March 2001..........     18,710         --
September 2001......  4,084,750    532,305
March 2002..........    214,000         --

Restricted shares
September 1999......     90,410     23,312
September 2000......    128,923     59,058
March 2001..........      3,817         --

Performance rights
September 2001......    388,086     50,859
March 2002..........     18,200         --
September 2002......    211,774         --

Deferred shares
September 2002......     91,577         --
------------------------------------------

(v) Instruments outstanding at the end of fiscal 2003

After movements in our share plans during the financial year, the following instruments remain outstanding as at 30 June 2003:

                                             No. of instruments
                                             outstanding as at
                                               30 June 2003
---------------------------------------------------------------
Growthshare 2000
---------------------------------------------------------------
Options....................................           1,533,722
Restricted shares..........................             260,278

Growthshare 2001 - Sept 2000 allocation
---------------------------------------------------------------
Options....................................           3,370,660
Restricted shares..........................             697,960

Growthshare 2001 - March 2001 allocation
---------------------------------------------------------------
Options....................................             150,000
Restricted shares..........................              40,000

Growthshare 2002 - Sept 2001 allocation
---------------------------------------------------------------
Options....................................          32,416,945
Performance rights.........................           3,098,155

Growthshare 2002 - March 2002 allocation
---------------------------------------------------------------
Options....................................           1,854,000
Performance rights.........................             149,000

Growthshare 2003 - Sept 2002 allocation
---------------------------------------------------------------
Deferred shares............................           2,022,498
Performance rights.........................           4,034,226

Growthshare 2003 - March 2003 allocation
---------------------------------------------------------------
Deferred shares............................              22,100
Performance rights.........................              44,200

Telstra Corporation Limited and controlled entities

--------------------------------------------------------------------------------
19. Employee share plans (continued)

(c) Share plan information (continued)

(v) Instruments outstanding at the end of fiscal 2003 (continued)

                                  No. of instruments
                                  outstanding as at
                                     30 June 2003
----------------------------------------------------
DirectShares
----------------------------------------------------
15 September 2000 allocation....               7,585
19 March 2001 allocation........              11,104
14 September 2001 allocation....              14,453
14 March 2002 allocation........              18,117
5 September 2002 allocation.....              19,713
7 March 2003 allocation.........              40,709

OwnShares
----------------------------------------------------
15 September 2000 allocation....             276,725
14 September 2001 allocation....             287,763
2 November 2001 allocation......              88,518
5 September 2002 allocation.....             565,466
28 October 2002 allocation......             159,600

The grant dates, performance hurdles, exercise prices and other terms relating to the above instruments have not changed from initial allocation date or from those terms disclosed at the beginning of fiscal 2003.

(vi) Other information relevant to our employee share plans

Shares held by the TESOP99 and TESOP97 trusts for the purposes of facilitating the operations of the relevant share plans amount to 69,160,725 shares (2002:
82,564,136 shares). The fair value of these shares as at 30 June 2003 based on the market value of Telstra shares at balance date amounts to $304 million (2002: $385 million). As the final restriction period for these shares was completed on 16 October 2002, they are now considered fully transferable to the employees once the loan has been repaid in full.

Shares held by the Telstra Growthshare Trust for the purposes of facilitating the operations of the Telstra Growthshare, Directshare and Ownshare plans amount to 23,168,288 shares (2002: 23,278,359 shares). The fair value of these shares as at 30 June 2003 based on the market value of Telstra shares at balance date amounts to $102 million (2002: $108 million).

Options, restricted shares, and performance rights are subject to a performance hurdle. Deferred shares require a prescribed period of service to be completed. Generally, if these requirements are not achieved the instruments will have a $nil value and will lapse. As the achievement of the performance hurdle and completion of the service period is uncertain, a remuneration value is not attributed to the options, restricted shares, performance rights and deferred shares.

Under Telstra's USGAAP disclosures (refer note 30), an approach consistent with the binomial and Black-Scholes pricing models was used to determine the fair value of these instruments for the purpose of inclusion in the potential compensation expenses. The value of the allocations per security as used in our USGAAP disclosures is as follows:

                          Restricted  Performance   Deferred
Offers          Options     shares        rights     shares
               ----------------------------------------------
Sept 1999....  $    1.38  $     5.64           (a)         (a)
Sept 2000....  $    0.89  $     2.05           (a)         (a)
March 2001...  $    0.80  $     2.15           (a)         (a)
Sept 2001....  $    0.90          (a) $      2.33          (a)
March 2002...  $    0.97          (a) $      2.51          (a)
Sept 2002....         (a)         (a) $      2.54  $     3.77
March 2003...         (a)         (a) $      2.15  $     3.08
               ----------------------------------------------

The following valuations are based on the same methodologies, but in all cases, exclude adjustments for the effect of non-retention of participants and non-transferability of the instruments.

                          Restricted  Performance   Deferred
Offers          Options     shares      rights       shares
               ----------------------------------------------
Sept 1999....  $    1.38  $     5.64           (a)         (a)
Sept 2000....  $    1.59  $     3.62           (a)         (a)
March 2001...  $    1.53  $     3.77           (a)         (a)
Sept 2001....  $    1.13          (a) $      2.86          (a)
March 2002...  $    1.19          (a) $      3.08          (a)
Sept 2002....         (a)         (a) $      2.99  $     4.41
March 2003...         (a)         (a) $      2.60  $     3.60
               ----------------------------------------------

(a) There were no allocations of options, performance rights, restricted shares or deferred shares in the relevant offer periods.

The following weighted average assumptions were used in determining the above current year valuations:

------------------------------------------------------------------
                                       Growthshare deferred shares
                                         and performance rights
                                       ---------------------------
                                         Sept 2002     March 2003
------------------------------------------------------------------
Risk free rate.......................          5.12%          4.64%
Dividend yield.......................           4.0%           4.0%
Expected stock volatility............          19.0%          18.3%
Expected life - performance rights...       5 years        5 years
Expected life - deferred shares......       3 years        3 years
Average forfeiture rate per annum-
performance rights...................            10%            10%
Average forfeiture rate per annum-
deferred shares......................          14.5%          14.5%
                                       ===========================

On this basis, the resultant outcomes of the model indicate that the performance hurdles are expected to be met in 61.6% of cases for the September 2002 allocation and 62.7% for the March 2003 allocation.

                             Telstra Corporation Limited and controlled entities

--------------------------------------------------------------------------------
19. Employee share plans (continued)

(c) Share plan information (continued)

(vi) Other information relevant to our employee share plans (continued)

The following table highlights shareholdings by individual non-executive directors as at 30 June 2003 as allocated under the directshare equity plan. These shareholdings have been included in the total shareholding disclosures made in note 27.

                            Total shares                                  Total shares
                            held as at 30  September 2002    March 2003   held as at 30
                              June 2002      allocation      allocation    June 2003
                            -----------------------------------------------------------
                            No. of shares  No. of shares   No. of shares  No. of shares
---------------------------------------------------------------------------------------
Robert C Mansfield........         16,139           4,928          7,137         28,204
John T Ralph..............          8,071           2,464          3,569         14,104
Sam H Chisholm (i)........             --              --             --             --
Anthony J Clark...........          4,595           1,540          2,474          8,609
John E Fletcher...........          3,744           1,335          3,771          8,850
Belinda J Hutchinson......          1,664           1,540          2,176          5,380
Catherine B Livingstone...          3,744           1,335          2,068          7,147
Charles Macek.............          1,554           1,540          2,474          5,568
Donald G McGauchie........          4,373           1,335          3,771          9,479
William A Owens...........          1,997           1,848          3,650          7,495
John W Stocker............          5,378           1,848          9,619         16,845
                            -----------------------------------------------------------
                                   51,259          19,713         40,709        111,681
---------------------------------------------------------------------------------------

<F1>
(i) As fees are declined by the director, no directshares have been allocated under this equity plan.

Telstra Corporation Limited and controlled entities

--------------------------------------------------------------------------------

                                                Telstra Group     Telstra Entity
--------------------------------------------------------------   ---------------
                                                As at 30 June     As at 30 June
                                                 2003     2002     2003     2002
                                                   $m       $m       $m       $m
--------------------------------------------------------------   ---------------

20. Expenditure commitments

(a) Capital expenditure commitments
Total capital expenditure commitments
contracted for at balance date but not
recorded in the financial statements:
Within 1 year...............................      366      379      434      353
Within 1-2 years............................      168      148      140      131
Within 2-3 years............................      127      139      122      114
Within 3-4 years............................      140      109      135      106
Within 4-5 years............................       --      109       --      106
After 5 years...............................       --       23       --       23
                                               ---------------   ---------------
                                                  801      907      831      833
                                               ===============   ===============

The capital expenditure commitments above include contracts for building and improving our networks and software enhancements.

Included in the amounts above are capital
commitments relating to information
technology services (i):
Within 1 year...............................      157      198      149      181
Within 1-2 years............................      129      101      124       92
Within 2-3 years............................      127       92      122       90
Within 3-4 years............................      140       90      135       88
Within 4-5 years............................       --       91       --       88
After 5 years...............................       --        5       --        5
                                               ---------------------------------
                                                  553      577      530      544
                                               =================================

(i) These capital commitments predominantly relate to amounts to be spent on software assets developed for internal use under a 10 year contract with IBM Global Services Australia Limited (IBM GSA) (Refer note 20(d)(ii) for other commitments relating to IBM GSA).

(b) Operating lease commitments
Future lease payments for non-cancellable
operating leases not recorded in the
financial statements:
Within 1 year...............................      251      234      136      148
Within 1-2 years............................      174      180       86      117
Within 2-3 years............................      144      101       63       67
Within 3-4 years............................      130       73       48       44
Within 4-5 years............................      114       60       34       34
After 5 years...............................      487      198       83       54
                                               ---------------   ---------------
                                                1,300      846      450      464
                                               ===============   ===============

In addition, in fiscal 2003 the Telstra Group have total future commitments under cancellable operating leases of $471 million (2002: $492 million). In fiscal 2003 the Telstra Entity have total future commitments under cancellable operating leases of $426 million (2002: $404 million).

                             Telstra Corporation Limited and controlled entities

--------------------------------------------------------------------------------

20. Expenditure commitments (continued)

Description of our operating leases

We have operating leases for the following major services:

..  rental of land and buildings;
.. rental of motor vehicles, caravan huts and trailers and mechanical aids; and .. rental of personal computers, laptops, printers and other related equipment that are used in non communications plant activities.

The average lease term is:

..  seven years for land and buildings;
..  four years for motor vehicles, five years for light commercial vehicles and seven to twelve years for trucks and mechanical aids; and .. three years for personal computers and related equipment.

Contingent rental payments only exist for motor vehicles and are not significant compared with total rental payments made. These are based on unfair wear and tear, excess kilometres travelled, additional fittings and no financial loss to be suffered by the leasing company from changes to the original agreements. Our motor vehicles and related equipment must also remain in Australia.

We do not have any significant purchase options in our operating leases.

Operating leases related to our personal computers and associated equipment had average interest rates of 5.1% for fiscal 2003 (5.5% for fiscal 2002).

                                                                Telstra Group     Telstra Entity
--------------------------------------------------------------------------------  ---------------
                                                                As at 30 June      As at 30 June
                                                                 2003       2002    2003     2002
                                                      Note         $m         $m      $m       $m
--------------------------------------------------------------------------------  ---------------
(c) Finance lease commitments
Within 1 year.............................................         21         22       9        7
Within 1-2 years..........................................         --         19      --        1
Within 2-3 years..........................................         --          2      --       --
Within 3-4 years..........................................         --         --      --       --
Within 4-5 years..........................................         --         --      --       --
                                                               -----------------  ---------------
Total minimum lease payments..............................         21         43       9        8
Future finance charges on finance leases..................         (1)        (2)     --       --
                                                               -----------------  ---------------
Present value of net future minimum lease payments........         20         41       9        8
                                                               =================  ===============
Recorded as current interest-bearing liabilities........16         20         20       9        7
Recorded as non current interest-bearing liabilities....16         --         21      --        1
                                                               -----------------  ---------------
Total finance lease liabilities.........................16         20         41       9        8
                                                               =================  ===============

Description of our finance leases

In addition to the above finance lease commitments, we have also guaranteed the performance of a third party for finance lease payments to be made by the third party, on our behalf (refer note 21 for further information).

We have finance leases for the following major services:

.. communications exchange equipment denominated in US dollars; and .. computer mainframes, computer processing equipment and other related equipment.

The average lease term is:

.. 13 years for communications exchange equipment denominated in US dollars; and .. three years for computer mainframe and associated equipment.

We entered into US finance leases for communications exchange equipment in fiscal 2000 and fiscal 1999. We have prepaid all lease rentals due under the terms of these leases. We have guaranteed that the lease payments will be paid as scheduled over the lease term to the ultimate lessor. We received guarantee fees of $39 million in fiscal 2000 and $37 million for fiscal 1999. These fees are recorded in revenue received in advance and are being released to the statement of financial performance over the term of the leases being 13 years. The structure of each lease includes an early buy out option with approximately 10 years remaining.

Telstra Corporation Limited and controlled entities

--------------------------------------------------------------------------------

20. Expenditure commitments (continued)

Interest rates for our finance leases are:

.. US dollar communication assets between 4.25% and 5.06%; and .. computer mainframe, computer processing equipment and associated equipment between 8.26% and 9.36%.

Refer note 12 for further details on communication assets and equipment that are held under finance lease

                                               Telstra Group     Telstra Entity
--------------------------------------------------------------   ---------------
                                               As at 30 June      As at 30 June
                                                 2003     2002     2003     2002
                                                   $m       $m       $m       $m
--------------------------------------------------------------   ---------------
(d) Other commitments
Other expenditure commitments, other than
commitments dealt with in (a), (b) and (c)
above, which have not been recorded in the
financial statements are:
Within 1 year...............................      920    1,125      635      844
Within 1-2 years............................      582      651      350      467
Within 2-3 years............................      521      553      308      374
Within 3-4 years............................      515      487      313      308
Within 4-5 years............................      156      489       10      309
After 5 years...............................    1,547    1,427        4       22
                                               ---------------   ---------------
                                                4,241    4,732    1,620    2,324
                                               ===============   ===============

The other expenditure commitments above include contracts for purchase of capacity, printing, engineering and operational support services, software maintenance, license fees, naming rights and building maintenance. The above commitments also include commitments relating to our investment in FOXTEL (refer note 24) and commitments relating to information technology services (other than those disclosed as capital commitments) as follows:

FOXTEL commitments (i):
Within 1 year...............................      193      139       --       --
Within 1-2 years............................      194      139       --       --
Within 2-3 years............................      174      139       --       --
Within 3-4 years............................      163      139       --       --
Within 4-5 years............................      133      139       --       --
After 5 years...............................    1,352    1,174       --       --
                                               ---------------   ---------------
                                                2,209    1,869       --       --
                                               ===============   ===============

Commitments relating to information
technology services (ii)....................
Within 1 year...............................      399      496      338      375
Within 1-2 years............................      306      350      277      316
Within 2-3 years............................      297      334      270      305
Within 3-4 years............................      308      328      279      299
Within 4-5 years............................       --      334       --      305
After 5 years...............................       --       18       --       18
                                               ---------------   ---------------
                                                1,310    1,860    1,164    1,618
                                               ===============   ===============

                             Telstra Corporation Limited and controlled entities

--------------------------------------------------------------------------------

20. Expenditure commitments (continued)

(i) Our joint venture entity, FOXTEL has commitments amounting to approximately $4,418 million (US$2,960 million) (2002: $3,738 million, US$2,060 million), the majority of our 50% share of these commitments relate to minimum subscriber guarantees (MSG) for pay television programming agreements. These agreements are for periods of between 1 and 17 years (2002: 1 and 18 years) and are based on current prices and costs under agreements entered into between the FOXTEL Partnership and various other parties. These minimum subscriber payments fluctuate in accordance with price escalation/ reduction formulas contained in the agreements.

On 1 December 2002, FOXTEL entered an unconditional content supply agreement with Optus that allowed Optus to provide a number of FOXTEL pay TV channels over the Optus cable network. Under this agreement, FOXTEL assumes some of Optus' financial obligations under its movie and other content arrangement.

Refer also to note 21 'FOXTEL minimum subscriber guarantees', for further information.

(ii) Commitments for information technology (IT) services predominantly result from a contract with IBM GSA. Under the IBM GSA contract, IBM GSA will provide IT services to the Telstra Entity and selected Australian controlled entities for a period of 10 years from 24 July 1997. The Telstra Entity is committed to a total amount of $1,596 million (2002: $2,026 million) over the period, of which $507 million (2002: $458 million) relates to a capital commitment (refer note 20(a)).

Commitments with Reach Ltd (REACH)

Under an International Services Agreement Australia (AISA) signed with our joint venture entity REACH in fiscal 2002, we are committed to the purchase of switched voice, international transmission and global internet access services to meet certain percentages of our annual capacity requirement ("committed services"). The committed services may also include the services for the carriage of calls or data between places outside of Australia.

In fiscal 2003, the AISA was updated to expand our initial five year commitment until 31 December 2010 in accordance with the terms of the new capacity prepayment agreement (refer note 9 for further information). Under the revised AISA, we are committed to the purchase of switched voice, international transmission and global internet access services to meet 90% of our annual capacity requirement.

Telstra Corporation Limited and controlled entities

--------------------------------------------------------------------------------

21. Contingent liabilities and contingent assets

We have no significant contingent assets as at 30 June 2003. The details and maximum amounts (where reasonable estimates can be made) are set out below for contingent liabilities.

Telstra Entity

Common law claims

Certain common law claims by employees and third parties are yet to be resolved. The maximum amount of these contingent liabilities cannot be reasonably estimated. As at 30 June 2003, management believes that the resolution of these contingencies will not have a significant effect on the Telstra Entity's financial position, results of operations or cash flows.

Indemnities, performance guarantees and financial support

We have provided the following indemnities, performance guarantees and financial support through the Telstra Entity as follows:

.. Indemnities to financial institutions to support bank guarantees to the value of $276 million (2002: $311 million) in respect of the performance of contracts.

.. Indemnities to financial institutions in respect of the obligations of our controlled entities. The maximum amount of our contingent liabilities for this purpose was $249 million (2002: $219 million).

.. Financial support for certain controlled entities to the amount necessary to enable those entities to meet their obligations as and when they fall due. The financial support is subject to conditions including individual monetary limits totalling $7 million (2002: $nil) and a requirement that the entity remains our controlled entity.

.. Guarantee of the performance of joint venture entities under contractual agreements to a maximum amount of $247 million (2002: $422 million).

.. Guarantee of the performance of a third party for lease payments to be made by the third party, on our behalf, over the remaining terms of the finance leases (average 13 years). The lease payments over the remaining period of the lease amount to $1,042 million (US$698 million) (2002: $1,256 million (US$709 million)).

..  During fiscal 1998, we resolved to provide our associated entity, IBM Global
   Services Australia Limited (IBM GSA), with our pro rata 26% share of shareholder guarantees on a several basis up to $210 million. These guarantees may be made with IBM GSA bankers, or directly to IBM GSA customers. Our shareholding in IBM GSA, and our pro rata share of any future payments made under the shareholder guarantees, reduced to 22.6% during fiscal 2000. We issued a shareholder guarantee of $68 million on behalf of IBM GSA during fiscal 2000. As at 30 June 2003, $142 million (2002: $142 million) of the $210 million guarantee facility remains unused.

.. Indemnities to Telstra Growthshare Pty Ltd for all liabilities, costs and expenses incurred by the trustee in the execution of the powers vested in it.

Controlled entities

Indemnities provided by our controlled entities

At 30 June 2003, our controlled entities had outstanding indemnities in respect of obligations to financial institutions and corporations. The maximum amount of our controlled entities' contingent liabilities in respect of these indemnities was $1 million (2002: $58 million).

During fiscal 2002, our controlled entity Hong Kong CSL Limited (HK CSL) guaranteed a performance bond of $57 million (HK$250 million) issued by a bank to the Office of Telecommunications Authority of Hong Kong (OFTA) in respect of the 3G licence awarded to HK CSL. The performance bond was equal to the minimum annual fees payable to the OFTA for five years.

On 22 October 2002, a revised performance bond of $38 million (HK$200 million) was issued to the OFTA with a duration of four years. A one year waiver has been granted to HK CSL. In addition, this bond was issued with indemnity from the Telstra Entity. At 30 June 2003, this amount has been included within indemnities to financial institutions in respect of the obligations of our controlled entities. Total expenditure commitments pursuant to the 3G licence are included within other commitments in note 20.

Other

The PT Mitra Global Telekomunikasi Indonesia (MGTI) joint venture agreement
(JVA) was renegotiated during the financial year ending 30 June 2000. The revised JVA reduced the amount of base equity to be contributed by shareholders from US$340 million to US$208 million (which has now been contributed).

However, Telstra Global Limited (TGL), under the JVA, may be severally liable for calls against standby equity that would be made by MGTI if certain conditions are met. Should this equity be called, TGL will be liable to contribute additional equity of $25 million (US$17 million) (2002: $30 million (US$17 million)). If the other shareholders in MGTI default on contributing their share of a standby equity call, TGL may be liable to contribute an additional $102 million (US$68 million) (2002: $120 million (US$68 million)) as standby equity.

                             Telstra Corporation Limited and controlled entities

--------------------------------------------------------------------------------

21. Contingent liabilities and contingent assets (continued)

Controlled entities (continued)

Other (continued)

TGL has granted a limited recourse pledge over its shares in MGTI in support of MGTI's obligations under a $716 million (US$480 million) (2002: $850 million (US$480 million)) Loan Agreement dated 23 September 1996 between MGTI and various lenders. As a result of agreements with lenders reached in September 1999 the facility is now limited to the debt drawn and outstanding. The outstanding debt under this facility is currently $106 million (US$71 million) (2002: $175 million (US$99 million)). Repayments are being made on schedule. The lenders have no recourse under the pledge to the assets of Telstra Global Limited other than to its shares in MGTI (except in the case of a breach of representation, warranty or covenant by TGL).

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

Telstra Corporation Limited and controlled entities

--------------------------------------------------------------------------------

22. Superannuation commitments

The employee superannuation schemes that we participate in or sponsor exist to provide benefits for our employees and their dependants after finishing employment with us. It is our policy to contribute to the schemes at rates specified in the governing rules for accumulation schemes or at rates determined by the actuaries for defined benefit schemes.

Commonwealth Superannuation Scheme (CSS) and the Telstra Superannuation Scheme (Telstra Super)

Before 1 July 1990, eligible employees of the Telstra Entity were members of the Commonwealth Superannuation Scheme (CSS). The CSS is a defined benefit scheme for Commonwealth Public Sector employees. Under the CSS, we are responsible for funding all employer financed benefits that arise from 1 July 1975 for employees who are CSS members. Employer contributions by us, and other employers that participate in the CSS, are paid to the Commonwealth Consolidated Revenue Fund. Employee contributions to the CSS are separately managed.

On 1 July 1990, the Telstra Superannuation Scheme (Telstra Super) was established. Telstra Super has both defined benefit and accumulation divisions. A majority of our CSS members transferred to Telstra Super when it was first established. As CSS members transferred, the liability for benefits for their past service was transferred to Telstra Super and a transfer of assets was payable from the CSS to Telstra Super (deferred transfer values).

The benefits received by members of each defined benefit scheme take into account factors such as the employee's length of service, final average salary, employer and employee contributions.

As at 30 June 2000, S J Schubert FIAA completed an actuarial investigation of Telstra's obligations under the CSS and K O'Sullivan FIAA completed an actuarial investigation of the two defined benefit divisions of Telstra Super.

The actuarial investigation of Telstra Super reported that a surplus continued to exist. As per the recommendations within the actuarial investigation, we were not required to make employer contributions to Telstra Super until the next actuarial investigation that is due to be completed by 30 June 2004 based on the scheme's financial position as at 30 June 2003. This contribution holiday includes the contributions otherwise payable to the accumulation divisions of Telstra Super. The continuance of the holiday, is however, dependant on the performance of the fund. In fiscal 2003, there has been a reduction in the value of the assets of the fund and therefore we are closely monitoring the situation in light of the current financial market performance.

The actuarial investigation of our obligations under the CSS also recommended that we continue to make no employer contributions to the CSS. We will review our contribution rate for the CSS at the next actuarial investigation that is due to be completed by 30 June 2004 based on the scheme's financial position as at 30 June 2003.

In June 1999, the Minister for Finance and Administration signed a document which allowed the CSS surplus (otherwise known as the residual notional fund surplus or RNFS) based on the scheme's financial position at 30 June 1997 to be transferred to Telstra Super over a 40 year period. This amounted to $1,428 million. Any RNFS amounts transferred to Telstra Super are taxed at the rate of 15%. The CSS actuarial investigation as at 30 June 2000 was conducted during fiscal 2001. The Department of Finance and Administration is currently considering the results of the actuarial investigation. That consideration has not been completed pending the outcome of our discussions with the Commonwealth on superannuation matters. Based on the results of the CSS actuarial investigation, our actuary has recommended that the schedule to transfer the RNFS be reviewed to take into account the revised surplus position.

Prior to 31 August 2000, we had an ongoing arrangement to pay an additional $121 million each year to Telstra Super over 16 years ending 30 June 2011. This contribution commitment was independent of the contribution holiday advised by the actuary.

On 31 August 2000, the trustee of Telstra Super and the Commonwealth (who guaranteed our payments) released us from our obligation to make these additional contributions. As part of the terms of the release, we have agreed to provide such future employer payments to Telstra Super as may be required to maintain the vested benefits index (VBI - the ratio of fund assets to members' vested benefits) of the defined benefit divisions of Telstra Super in the range of 100-110%.

The trustee of Telstra Super agreed to the release of the obligation based on actuarial advice that the removal of these additional contributions, coupled with Telstra's contribution commitment, will maintain the solvency level of Telstra Super at a satisfactory level (refer to note 3 for the financial effect of the removal of this obligation). The VBI of the defined benefit divisions was approximately 113% as at 30 June 2003 (129% at 30 June 2002).

Other superannuation schemes

Our controlled entity, Hong Kong CSL Limited (HK CSL), participates in a superannuation scheme known as the HK CSL Retirement Scheme (formerly Pacific Century CyberWorks (PCCW) Retirement Benefit Scheme). The scheme has both defined benefits and defined contributions divisions.

                             Telstra Corporation Limited and controlled entities

--------------------------------------------------------------------------------

22. Superannuation commitments (continued)

Other superannuation schemes (continued)

The HK CSL Retirement Scheme is established under trust and is administered by an independent trustee. The benefits received by members for the defined benefits scheme are based on the employees' remuneration and length of service.

At 30 June 2002, the employee liability of HK CSL formed part of a scheme in the name of PCCW-HKT Limited, which was HK CSL's previous immediate parent. On 1 December 2002, HK CSL established the new HK CSL Retirement Scheme.

<F2>
(i) Amounts for the defined benefit divisions of Telstra Super have been taken from the audited financial report of the scheme as at 30 June 2003 and 30 June 2002. The scheme assets are stated at net market values.

Telstra Super net scheme assets include the carrying value of the CSS RNFS as at 30 June 2003 of $1,235 million (2002: $1,406 million). The CSS RNFS balance represents the revised surplus position recognised as receivable by Telstra Super. As any amounts transferred from the CSS to Telstra Super are taxed at the rate of 15%, the adjustment in the table represents 85% of the RNFS which should be reduced from net scheme assets and net surplus to eliminate the recognition of the CSS surplus by Telstra Super.

The assets attributable to HK CSL of the previous scheme were transferred to the new HK CSL Retirement Scheme along with an additional lump sum contribution from HK CSL. This equated to the aggregate past service liability of the previous scheme and ensured that the HK CSL Retirement Scheme was fully funded. The transfers as at 1 December 2002 were based on an actuarial investigation conducted by Watson Wyatt Hong Kong Limited.

Financial position

The financial position of the defined benefit divisions of Telstra Super, our Notional Fund in the CSS and the HK CSL Retirement Scheme is shown as follows:

                                      Net scheme assets  Accrued benefits   Net surplus(a)  Vested benefits
-----------------------------------------------------------------------------------------------------------
                                       As at 30 June      As at 30 June     As at 30 June    As at 30 June
                                         2003      2002     2003     2002     2003    2002     2003    2002
                                           $m        $m       $m       $m       $m      $m       $m      $m
-----------------------------------------------------------------------------------------------------------
Telstra Super (i)...................    4,222     4,804    2,847    3,078    1,375   1,726    3,729   3,734
CSS (ii)............................    7,479     7,479    3,865    3,865    3,614   3,614    4,091   4,091
HK CSL Retirement Scheme (iii)......       67        73       67       73       --      --       66      73
                                      ---------------------------------------------------------------------
                                       11,768    12,356    6,779    7,016    4,989   5,340    7,886   7,898
Less 85% residual notional fund
surplus (i).........................   (1,050)   (1,195)      --       --   (1,050) (1,195)      --      --
                                      ---------------------------------------------------------------------
Total...............................   10,718    11,161    6,779    7,016    3,939   4,145    7,886   7,898
                                      =====================================================================

<F1>
(a) Net surplus is the excess of net scheme assets over accrued benefits.

<F3>
(ii) The CSS amounts show our share of the benefit liability in respect to past service of our employees and former employees who are members of the CSS. The CSS amounts for both 30 June 2003 and 30 June 2002 are based on notional amounts shown in the actuarial valuation dated 30 June 2000, subject to the following:

.. deferred transfer values of $2,142 million have been excluded from the CSS net scheme assets, accrued benefits and vested benefits as Telstra Super is responsible for CSS members transferred to Telstra Super. Amounts for deferred transfer values have been recognised by Telstra Super;
.. the net surplus of $3,614 million excludes $694 million related to the present value of future service liabilities. By including the $694 million, the surplus of notional assets over total liabilities for the CSS is $2,920 million; and
.. based on the most recent actuarial investigation as at 30 June 2000, it has been recommended by the actuary that the surplus of $2,920 million, less superannuation contribution tax at the rate of 15%, be transferred to Telstra Super as previously described in this note. The Department of Finance and Administration is still considering the results of the actuarial investigation and the balance may be subject to change. Based on more recent estimates provided by our actuary this balance has declined, although it is still expected to be above its carrying value of $1,235 million recognised as receivable by Telstra Super.

Telstra Corporation Limited and controlled entities

--------------------------------------------------------------------------------

22. Superannuation commitments (continued)

Financial position (continued)

<F4>
(iii) We acquired full ownership of HK CSL on 28 June 2002. At 30 June 2002, the scheme was still in the name of PCCW-HKT Limited, which is HK CSL's previous immediate parent. Amounts for 30 June 2002 are based on our share of the notional amounts shown in the actuarial valuation dated 30 June 2002. On 1 December 2002, the assets attributable to HK CSL were transferred from the PCCW Retirement Benefit Scheme to the HK CSL Retirement Scheme. Amounts for 30 June 2003 for the HK CSL Retirement Scheme have been taken from the actuarial valuation dated 30 June 2003. The scheme assets are stated at net market values.


Investment types and estimated returns on those asset groups held by our significant superannuation schemes

                                   Telstra Super/CSS
                                      (i)(ii)
----------------------------------------------------
                                   Estimated returns
                                     As at 30 June
                                   2003         2002
                                      %            %
----------------------------------------------------
Australian shares................   9.3          7.8
International shares.............   8.7          7.5
Listed property..................   6.2          6.3
Direct property..................   7.5          6.2
Australian fixed interest........   4.8          5.1
International fixed interest.....   4.6          5.5
Cash.............................   4.3          4.2
                                   -----------------

(i) Our estimates are based on expected 10 year after tax returns with an allocation of 85% growth assets and 15% defensive assets.

(ii) Every three years our actuaries calculate the financial position of our notional fund in the CSS as part of their actuarial investigation. The assets of this scheme are accumulated at the same rate of return as that earned by Telstra Super. As a result, the expected after tax returns of the CSS will be identical to those returns expected to be generated by Telstra Super.

The estimated period over which the benefits of our members will be returned is 13 years for Telstra Super and 12 years for the CSS.

Employer contributions

Employer contributions made to:

..  the defined benefits divisions of Telstra Super were $nil for the past three fiscal years;
..  the CSS were $nil for the past three fiscal years;
..  the defined benefit divisions of the HK CSL scheme for fiscal 2003 were $8 million (2002: $7 million; 2001: $3 million); and .. the accumulation divisions of Telstra Super for fiscal 2003 were $4 million
   (2002: $6 million; 2001: $7 million), including voluntary salary sacrifice contributions made at the discretion of the employee of $1 million (2002: $1 million; 2001: $1 million).

Telstra Super additional contributions were $nil for the last three years. As described in this note, the Trustee of Telstra Super and the Commonwealth released us from our obligation to make these additional contributions.

                             Telstra Corporation Limited and controlled entities

--------------------------------------------------------------------------------

23. Investments in controlled entities

Below is a list of our investments in controlled entities.

                                                                                              Telstra Entity's
                                                                      Country of               recorded amount   % of equity held by
Name of entity                                                        incorporation           of investment (a)   immediate parent
---------------------------------------------------------------------------------------------------------------  -------------------
                                                                                                As at 30 June       As at 30 June
                                                                                                 2003      2002       2003      2002
                                                                                                   $m        $m          %         %
---------------------------------------------------------------------------------------------------------------  -------------------
Parent entity
Telstra Corporation Limited (1)....................................   Australia
Controlled entities
Telecommunications Equipment Finance Pty Ltd (5) *.................   Australia                    --        --         --        --
Telstra Finance Limited (1) (4)....................................   Australia                    --        --      100.0     100.0
Telstra Corporate Services Pty Ltd (1).............................   Australia                     6         6      100.0     100.0
Transport Communications Australia Pty Ltd *.......................   Australia                     4         4      100.0     100.0
Telstra ESOP Trustee Pty Ltd (4) *.................................   Australia                    --        --      100.0     100.0
Telstra Growthshare Pty Ltd (4) *..................................   Australia                    --        --      100.0     100.0
On Australia Pty Ltd (1) (3).......................................   Australia                    11        11      100.0     100.0
Telstra Media Pty Ltd (1)..........................................   Australia                   381       347      100.0     100.0
Telstra Multimedia Pty Ltd (1).....................................   Australia                 2,678     1,720      100.0     100.0
Telstra International Limited (1)..................................   Australia                    84        84      100.0     100.0
--------------------------------------------------------------------------------------------
Telstra OnAir Holdings Pty Ltd *...................................   Australia                   302       302      100.0     100.0
   . Telstra OnAir Infrastructure Holdings Pty Ltd *...............   Australia                    --        --      100.0     100.0
      . Telstra 3G Spectrum Holdings Pty Ltd *.....................   Australia                    --        --      100.0     100.0
--------------------------------------------------------------------------------------------
Telstra New Wave Pty Ltd (1).......................................   Australia                     1         1      100.0     100.0
   . Hypertokens Pty Ltd *.........................................   Australia                    --        --      100.0     100.0
   . Customer Contact Technologies Pty Ltd (10)*...................   Australia                    --        --      100.0        --
   . Data & Text Mining Technologies Pty Ltd (10) *................   Australia                    --        --      100.0        --
   . Lyrebird Technologies Pty Ltd (10)*...........................   Australia                    --        --      100.0        --
--------------------------------------------------------------------------------------------
Telstra Holdings Pty Ltd (1) (12)..................................   Australia                 7,293     5,810      100.0     100.0
   . Beijing Australia Telecommunications Technical
     Consulting Services Company Limited (7) (8)...................   China                        --        --      100.0     100.0
   . Telstra Holdings (Bermuda) No. 2 Limited (8)..................   Bermuda                      --        --      100.0     100.0
      . Telstra CSL Limited (formerly Joint Venture
        (Bermuda) No. 2 Limited) (2) (8)...........................   Bermuda                      --        --      100.0     100.0
         . Bestclass Holdings Ltd (8)..............................   British Virgin Islands       --        --      100.0     100.0
            . Hong Kong CSL Limited (8)............................   Hong Kong                    --        --      100.0     100.0
               . Integrated Business Systems Limited (8)...........   Hong Kong                    --        --      100.0     100.0
               . One2Free Personalcom Limited (8)..................   Hong Kong                    --        --      100.0     100.0
               . CSL Limited (8)...................................   Hong Kong                    --        --      100.0     100.0
         . RWC, HK Limited (3) (8).................................   Hong Kong                    --        --          -     100.0
   . Telstra Holdings (Bermuda) No 1 Limited (8)...................   Bermuda                      --        --      100.0     100.0
   . Telstra International HK Limited (8)..........................   Hong Kong                    --        --      100.0     100.0
   . Telstra IDC Holdings Limited (8)..............................   Bermuda                      --        --      100.0     100.0
   . Telstra Japan Retail K.K.  (8)................................   Japan                        --        --      100.0     100.0
   . Telstra Singapore Pte Ltd (8) (10)............................   Singapore                    --        --      100.0        --
   . Telstra Wholesale Inc. (3) (8)................................   United States                --        --         --     100.0
   . Mobitel (Pvt) Limited (8) (12)................................   Sri Lanka                    --        --         --      60.0
   . Telstra New Zealand Limited (3) (8)...........................   New Zealand                  --        --         --     100.0
   . Telstra Global Limited (8)....................................   United Kingdom               --        --      100.0     100.0
      . Telstra Europe Limited (8).................................   United Kingdom               --        --      100.0     100.0
      . PT Telstra Nusantara (8)...................................   Indonesia                    --        --      100.0     100.0
   (continued over page)

Telstra Corporation Limited and controlled entities

--------------------------------------------------------------------------------

23. Investments in controlled entities (continued)

                                                                                              Telstra Entity's
                                                                      Country of              recorded amount    % of equity held by
Name of entity                                                        incorporation           of investment (a)   immediate parent
---------------------------------------------------------------------------------------------------------------  -------------------
                                                                                                As at 30 June       As at 30 June
                                                                                                 2003      2002       2003      2002
                                                                                                   $m        $m          %         %
---------------------------------------------------------------------------------------------------------------  -------------------
Controlled entities (continued)
--------------------------------------------------------------------------------------------
   . Telstra Inc. (8)..............................................   United States                --        --      100.0     100.0
   . Telstra India Private Limited (8).............................   India                        --        --      100.0     100.0
   . NDC New Zealand Limited (8) (12)..............................   New Zealand                  --        --      100.0     100.0
      . TelstraClear Limited (8) (11) (12).........................   New Zealand                  --        --      100.0      58.4
         . Saturn Communications Limited (3) (8)...................   New Zealand                  --        --         --     100.0
         . Paradise.Net Limited (3) (8)............................   New Zealand                  --        --         --     100.0
         . Kiwi Cable Company Limited (3) (8)......................   New Zealand                  --        --         --     100.0
         . Netlink Limited (3) (8).................................   New Zealand                  --        --         --     100.0
         . TelstraSaturn Holdings Limited (8)......................   New Zealand                  --        --      100.0     100.0
            . CLEAR Communications Limited (8).....................   New Zealand                  --        --      100.0     100.0
         . CLEAR Communications (Australia) Pty Ltd (3) (8)........   Australia                    --        --         --     100.0
         . ZFREE Limited (3) (8)...................................   New Zealand                  --        --         --     100.0
         . ZTALK Limited (3) (8)...................................   New Zealand                  --        --         --     100.0
--------------------------------------------------------------------------------------------
Telstra Communications Limited (1).................................   Australia                    29        29      100.0     100.0
   . Telecom Australia (Saudi) Company Limited (3) (6) (7) (8).....   Saudi Arabia                 --        --       50.0      50.0
--------------------------------------------------------------------------------------------
Telstra Rewards Pty Ltd *..........................................   Australia                    14        14      100.0     100.0
   . Telstra Visa Card Trust (3)...................................   Australia                    --        --      100.0     100.0
   . Qantas Telstra Card Trust (3).................................   Australia                    --        --      100.0     100.0
   . Telstra Visa Business Card Trust (3)..........................   Australia                    --        --      100.0     100.0
--------------------------------------------------------------------------------------------
Telstra Media Holdings Pty Ltd (1).................................   Australia                    29        29      100.0     100.0
   . Telstra Enterprise Services Pty Ltd (1) (12)..................   Australia                    --        --      100.0     100.0
      . Telstra Limited (8) (12)...................................   New Zealand                  --        --      100.0     100.0
   . Telstra Pay TV Pty Ltd (1)....................................   Australia                    --        --      100.0     100.0
--------------------------------------------------------------------------------------------
Telstra CB Holdings Limited (1)....................................   Australia                   898       898      100.0     100.0
   . Telstra CB.net Limited (1)....................................   Australia                    --        --      100.0     100.0
   . Telstra CB.Com Limited (1)....................................   Australia                    --        --      100.0     100.0
   . Telstra CB.fs Limited (1).....................................   Australia                    --        --      100.0     100.0
      . InsNet Pty Ltd (1).........................................   Australia                    --        --      100.0     100.0
         . Australasian Insurance Systems Pty Ltd (1)..............   Australia                    --        --      100.0     100.0
         . TRC Computer Systems Pty Ltd (1)........................   Australia                    --        --      100.0     100.0
         . DBA Limited (1).........................................   Australia                    --        --      100.0     100.0
            . Brokerlink Pty Ltd (1)...............................   Australia                    --        --       81.3      81.3
            . DBA Computer Systems Pty Ltd (1).....................   Australia                    --        --      100.0     100.0
               . Brokerlink Pty Ltd (1)............................   Australia                    --        --       18.7      18.7
               . Unilink Group Pty Ltd (1).........................   Australia                    --        --      100.0     100.0
--------------------------------------------------------------------------------------------
   (continued over page)

                             Telstra Corporation Limited and controlled entities

--------------------------------------------------------------------------------

23. Investments in controlled entities (continued)

                                                                       Telstra Entity's   % of equity held
                                                        Country of      recorded amount     by immediate
Name of entity                                          incorporation  of investment (a)       parent
----------------------------------------------------------------------------------------  -----------------
                                                                         As at 30 June      As at 30 June
                                                                         2003       2002    2003       2002
                                                                           $m         $m       %          %
----------------------------------------------------------------------------------------  -----------------
Controlled entities (continued)
---------------------------------------------------------------------
Sensis Pty Ltd (formerly Pacific Access
Pty Ltd) (1) (2)......................................  Australia         121        121   100.0      100.0
   . CitySearch Australia Pty Ltd *...................  Australia          --         --   100.0      100.0
      . CitySearch Canberra Pty Ltd *.................  Australia          --         --   100.0      100.0
   . Telstra Retail Pty Ltd *.........................  Australia          --         --   100.0      100.0
   . Sensis Holdings Pty Ltd (formerly Telstra
     Retail Services Pty Ltd) (2) *...................  Australia          --         --   100.0      100.0
   . Pacific Access Enterprises Pty Ltd *.............  Australia          --         --   100.0      100.0
   . WorldCorp Holdings (S) Pte Ltd (3) (8)...........  Singapore          --         --   100.0      100.0
      . WorldCorp Publishing Pte Ltd (3) (8)..........  Singapore          --         --   100.0      100.0
---------------------------------------------------------------------
Network Design and Construction Limited (1)...........  Australia         177        177   100.0      100.0
   . NDC Global Holdings Pty Ltd (1) (12).............  Australia          --         --   100.0      100.0
      . NDC Telecommunications India Private
        Limited (8)...................................  India              --         --   100.0      100.0
      . PT NDC Indonesia (8)..........................  Indonesia          --         --    95.0       95.0
      . NDC Global Philippines, Inc (8)...............  Philippines        --         --   100.0      100.0
      . NDC Global Services (Thailand)
        Limited (8)...................................  Thailand           --         --    49.0       49.0
      . NDC Global Holdings (Thailand)
        Limited (8)...................................  Thailand           --         --    90.4       90.4
         . NDC Global Services (Thailand)
           Limited (8)................................  Thailand           --         --    51.0       51.0
      . NDC Global Services Malaysia Sdn.
        Bhd (8).......................................  Malaysia           --         --   100.0      100.0
   . NDC Global Services Pty Ltd (1)..................  Australia          --         --   100.0      100.0
----------------------------------------------------------------------------------------  -----------------

<F1>
(a) The amounts recorded are before any provision for reduction in value.
<F2>
* These entities are Australian small proprietary limited companies, which are not required to prepare and lodge individual audited financial reports with the ASIC.

Telstra Corporation Limited and controlled entities

--------------------------------------------------------------------------------

23. Investments in controlled entities (continued)

ASIC deed of cross guarantee

(1) The following companies have entered into a deed of cross guarantee dated 4 June 1996 (or have been subsequently added to this deed by an assumption deed):

..  Telstra Corporation Limited;
..  Telstra Holdings Pty Ltd;
..  Telstra International Limited;
..  Telstra Communications Limited;
..  Telstra New Wave Pty Ltd;
..  Telstra Multimedia Pty Ltd;
..  On Australia Pty Ltd;
..  Telstra Media Holdings Pty Ltd;
..  Network Design and Construction Limited;
..  Sensis Pty Ltd (formerly Pacific Access Pty Ltd);
..  Telstra CB Holdings Limited;
..  Telstra CB.net Limited;
..  Telstra CB.Com Limited;
..  Telstra CB.fs Limited;
..  InsNet Pty Ltd;
..  Australasian Insurance Systems Pty Ltd;
..  TRC Computer Systems Pty Ltd;
..  DBA Limited;
..  Brokerlink Pty Ltd;
..  DBA Computer Systems Pty Ltd;
..  Unilink Group Pty Ltd;
..  Telstra Media Pty Ltd;
..  Telstra Enterprise Services Pty Ltd;
..  Telstra Pay TV Pty Ltd;
..  NDC Global Holdings Pty Ltd;
..  NDC Global Services Pty Ltd *; and
..  Telstra Corporate Services Pty Ltd *.

Telstra Finance Limited is trustee to the deed of cross guarantee.

* These entities were added to the deed of cross guarantee during fiscal 2003 by an assumption deed dated 31 October 2002.

The deed of cross guarantee was formed under ASIC Class Order 98/1418, including those subsequent amendments made. This class order was dated 13 August 1998 and has been subsequently amended by class orders 98/2017, 00/321, 01/1087, 02/248 and 02/1017. Under this class order and the deed of cross guarantee, the companies listed above, except for Telstra Finance Limited:

.. form a closed group and extended closed group as defined in the class order; .. do not have to prepare and lodge audited financial reports under the
   Corporations Act 2001. This does not apply to Telstra Corporation Limited;
   and
.. guarantee the payment in full of the debts of the other named companies in the event of their winding up.

The consolidated assets and liabilities of the closed group and extended closed group at 30 June 2003 and 2002 is presented according to ASIC class order 98/1418 (as amended) as follows. This excludes Telstra Finance Limited. All significant transactions between members of the closed group have been eliminated.

                             Telstra Corporation Limited and controlled entities

--------------------------------------------------------------------------------

23. Investments in controlled entities (continued)

Closed Group Statement of Financial Position           Closed Group
---------------------------------------------------------------------
                                                      As at 30 June
                                                       2003      2002
                                                         $m        $m
---------------------------------------------------------------------
Current assets
Cash assets......................................     1,187       528
Receivables......................................     3,509     5,254
Inventories......................................       238       196
Other assets.....................................       783     1,244
                                                     ----------------
Total current assets.............................     5,717     7,222
                                                     ----------------
Non current assets
Receivables......................................     1,848       725
Inventories......................................        14         9
Investments - accounted for using the equity
method...........................................        59        80
Investments - other..............................     2,632     3,838
Property, plant and equipment....................    21,766    22,166
Future income tax benefit........................        --       131
Intangibles - goodwill...........................        81        91
Intangibles - other..............................       189       285
Other assets.....................................     2,519     2,197
                                                     ----------------
Total non current assets.........................    29,108    29,522
                                                     ----------------
Total assets.....................................    34,825    36,744
                                                     ----------------
Current liabilities
Payables.........................................     2,194     2,185
Interest-bearing liabilities.....................     1,650     1,624
Income tax payable...............................       614       596
Provisions.....................................         348     1,879
Revenue received in advance......................     1,180     1,241
                                                     ----------------
Total current liabilities........................     5,986     7,525
                                                     ----------------
Non current liabilities
Payables.........................................        48       127
Interest-bearing liabilities.....................    11,231    11,845
Provision for deferred income tax................     1,753     1,917
Provisions.......................................       790       823
Revenue received in advance......................       433       438
                                                     ----------------
Total non current liabilities....................    14,255    15,150
                                                     ----------------
Total liabilities................................    20,241    22,675
                                                     ----------------
Net assets.......................................    14,584    14,069
                                                     ================
Shareholders' equity
Contributed equity...............................     6,433     6,433
Reserves.........................................        39        13
Retained profits.................................     8,112     7,623
                                                     ----------------
Shareholders' equity available to the
closed group.....................................    14,584    14,069
                                                     ================

Telstra Corporation Limited and controlled entities

--------------------------------------------------------------------------------

23. Investments in controlled entities (continued)

ASIC deed of cross guarantee (continued)

(1) (continued)

The consolidated net profit of the Closed Group and Extended Closed Group for the fiscal years ended 30 June 2003 and 2002 is presented according to ASIC class order 98/1418 (as amended) as follows. This excludes Telstra Finance Limited. All significant transactions between members of the Closed Group have been eliminated.

Closed Group Statement of Financial Performance and
Retained Profits reconciliation                               Closed Group
------------------------------------------------------------------------------
                                                           Year ended 30 June
                                                              2003        2002
                                                                $m          $m
------------------------------------------------------------------------------
Ordinary activities
Profit before income tax expense.......................      3,949       4,973
Income tax expense.....................................      1,502       1,763
                                                          --------------------
Net profit available to the closed group...............      2,447       3,210
Retained profits at the beginning of the financial year
available to the closed group..........................      7,623       7,018
Transfer out of the closed group (1)(a)................         --         225
Transfers to retained profits (1)(b)...................        (22)         --
Effect on retained profits from additions of new
entities to the closed group...........................         (6)         --
                                                          --------------------
Total available for distribution.......................     10,042      10,453
Dividends provided for or paid.........................      1,930       2,830
                                                          --------------------
Retained profits at the end of the financial year
available to the closed group..........................      8,112       7,623
                                                          ====================

(1)(a) The consolidated assets and liabilities of the closed group includes closed group members' equity accounted investments and investments in controlled entities that are not members of the closed group. Investments in controlled entities which are not part of the closed group are recorded at cost less provision for diminution and are not consolidated as part of this group.

On 12 December 2001, we acquired a further 8.4% shareholding in TelstraClear Limited (TelstraClear) giving us a 58.4% controlling interest. Prior to this date TelstraClear was a joint venture entity and included as an equity accounted investment in the closed group. The increase in retained profits in fiscal 2002 of $225 million represents a transfer out of accumulated equity accounted retained losses in relation to TelstraClear as at 12 December 2001. From this date, TelstraClear has been a controlled entity and is included in the closed group at cost less provision for diminution.

(1)(b) During fiscal 2003, we sold our remaining shareholding in Solution 6 Holdings Limited (Solution 6). As a result, the foreign currency translation and general reserves arising from equity accounting our investment in Solution 6 were transferred out of reserves and into retained profits. The total amount of equity accounted reserves transferred in fiscal 2003 was a negative $22 million, resulting in a reduction in retained profits and a corresponding increase in reserves.

Change of company names

(2) The following entities changed names during fiscal 2003:

.. Pacific Access Pty Ltd changed its name to Sensis Pty Ltd on 19 August 2002; .. Telstra Retail Services Pty Ltd changed its name to Sensis Holdings Pty Ltd on 20 March 2003; and
.. Joint Venture (Bermuda) No. 2 Limited changed its name to Telstra CSL Limited on 12 March 2003.

Liquidations

(3) As at 30 June 2003, the following companies were in voluntary liquidation:

..  On Australia Pty Ltd;
..  Telecom Australia (Saudi) Company Ltd;
..  WorldCorp Holdings (S) Pte Ltd; and
..  WorldCorp Publishing Pte Ltd.

                             Telstra Corporation Limited and controlled entities

--------------------------------------------------------------------------------

23. Investments in controlled entities (continued)

Liquidations (continued)

(3)(continued)

The following companies were liquidated during fiscal 2003:

..  Saturn Communications Limited on 7 August 2002;
..  Paradise.Net Limited on 7 August 2002;
..  Netlink Limited on 7 August 2002;
..  ZFREE Limited on 7 August 2002;
..  ZTALK Limited on 7 August 2002;
.. CLEAR Communications (Australia) Pty Ltd on 30 September 2002; .. Kiwi Cable Company Limited on 11 November 2002;
..  Telstra New Zealand Limited on 11 November 2002;
..  RWC, HK Limited on 4 April 2003; and
..  Telstra Wholesale Inc. on 30 June 2003.

During fiscal 2002, we entered into arrangements to transfer responsibility for the operation and funding of the Telstra Visa Card, Qantas Telstra Visa Card and the Telstra Visa Business Card loyalty programs and related trusts from Telstra. Telstra's involvement with these trusts will be dissolved during fiscal 2004.

Rounded investments

(4) The cost of the Telstra Entity's investments in controlled entities, which is not shown when rounded to the nearest million dollars is as follows:

-----------------------------------------------------------------
                                                    As at 30 June
                                                    2003     2002
                                                       $        $
--------------------------------------------------------     ----
Telstra Finance Limited......................          5        5
Telstra ESOP Trustee Pty Ltd.................          2        2
Telstra Growthshare Pty Ltd..................          1        1
                                                    ====     ====

Controlled entities in which we have no equity ownership

(5) We do not have an equity investment in Telecommunications Equipment Finance Pty Ltd. We have effective control over this entity through economic dependency and have consolidated it into our group financial report. This company does not have significant assets or liabilities.

Controlled entities in which our equity ownership is less than or equal to 50%

(6) We own 50% of the issued capital of Telecom Australia (Saudi) Company Limited. We can exercise control over the board of directors of this entity in perpetuity, and therefore we have consolidated the financial results, position and cash flows of this entity into our group financial report.

Controlled entities with different balance dates

(7) The following companies have different balance dates to our balance date of 30 June for fiscal 2003:

..  Telecom Australia (Saudi) Company Limited - 31 December; and
..  Beijing Australia Telecommunications Technical Consulting Services Company
   Limited - 31 December.

Financial reports prepared as at 30 June are used for consolidation purposes.

Controlled entities not individually audited by the Australian National Audit Office

(8) Companies not audited by the Australian National Audit Office, our Australian statutory auditor.

Dividends received by the Telstra Entity

(9) There were no significant dividends received by the Telstra Entity during fiscal 2003 or fiscal 2002 from our controlled entities.

New incorporations and investments

(10) We have invested in or incorporated the following entities during fiscal 2003:

..  Customer Contact Technologies Pty Ltd on 30 July 2002;
..  Data & Text Mining Technologies Pty Ltd on 30 July 2002;
..  Lyrebird Technologies Pty Ltd on 30 July 2002; and
..  Telstra Singapore Pte Ltd on 12 November 2002.

The amounts initially invested were not significant.

(11) On 9 April 2003, we acquired the remaining 41.6% of TelstraClear for $25 million, taking our ownership interest to 100%. As a result of this acquisition, the shareholder's agreement between us and the minority shareholder was terminated, and all rights and options attaching to our respective shareholdings under this agreement ceased to exist.

Telstra Corporation Limited and controlled entities

--------------------------------------------------------------------------------

23. Investments in controlled entities (continued)

Sales and disposals

(12) On 31 October 2002, we sold our 60% shareholding in the Sri Lankan mobile carrier, Mobitel (Pvt) Limited for $17 million (US$9 million).

The following entities were sold between entities within the Telstra Group:

..  On 30 September 2002, Telstra Holdings Pty Ltd sold its investment in Telstra
   Limited to Telstra Enterprise Services Pty Ltd; and
..  On 23 June 2003, NDC Global Holdings Pty Ltd sold its investment in NDC New
   Zealand Limited to Telstra Holdings Pty Ltd. As part of this restructure, TelstraClear performed a share buy-back of Telstra Holdings Pty Ltd's entire shareholding in TelstraClear and issued new shares to NDC New Zealand
   Limited. TelstraClear is now a 100% owned controlled entity of NDC New
   Zealand Limited.

Other structural changes

(13) On 28 June 2002, we signed a deed poll whereby we gave up our rights to appoint a majority of the directors to the board of Keycorp Limited (Keycorp). Accordingly, we no longer had the capacity to control this entity and reclassified our investment from a controlled entity to an associated entity on the basis that we have the capacity to significantly influence Keycorp's operating and financial policies (refer note 24 for further information). As a result, Keycorp Limited and its subsidiaries are not included in our controlled entity listing as at 30 June 2003 or 30 June 2002.

                             Telstra Corporation Limited and controlled entities

--------------------------------------------------------------------------------

24. Investments in joint venture entities and associated entities

Our investments in joint venture entities are listed below:

Name of joint venture                Principal                    Ownership     Telstra Group's carrying  Telstra Entity's carrying
entity                               activities                    interest     amount of investment (*)  amount of investment (*)
------------------------------------------------------------------------------  ------------------------  -------------------------
                                                                As at 30 June         As at 30 June              As at 30 June
                                                                 2003     2002         2003         2002         2003          2002
                                                                    %        %           $m           $m           $m            $m
------------------------------------------------------------------------------  ------------------------  -------------------------
(i) Joint venture entities
FOXTEL Partnerships (#)............  Pay television              50.0     50.0           44           42           --            --
-------------------------------------------------------------
Customer Services Pty Ltd (c)......  Customer service            50.0     50.0           --           --           --            --
-------------------------------------------------------------
FOXTEL Management Pty Ltd (1)......  Management services         50.0     50.0           --           --           --            --
-------------------------------------------------------------
FOXTEL Cable Television Pty Ltd
(c) (3)............................  Pay television              80.0     80.0           --           --           --            --
-------------------------------------------------------------
                                     International
Reach Ltd (incorporated in           connectivity services to
Bermuda) (a) (c) (11)..............  wholesale customers         50.0     50.0           --          945           --            --
-------------------------------------------------------------
DataOne Corporation Pte Ltd
(incorporated in Singapore) (a) (9)  Internet hosting company      --     20.0           --           --           --            --
-------------------------------------------------------------
                                     Call centre services and
Stellar Call Centres Pty Ltd (2)...  solutions                   50.0     50.0           11            9            3             3
-------------------------------------------------------------
Xantic B.V. (incorporated in The     Global satellite
Netherlands) (a)...................  communications              35.0     35.0           74          114           --            --
-------------------------------------------------------------
                                     Olympic business
Investment 2000 Pty Ltd (1) (8)....  investment opportunities      --     25.0           --           --           --            --
-------------------------------------------------------------
IDC Limited (incorporated in
Bermuda) (a) (8)...................  Dormant                       --     50.0           --           --           --            --
-------------------------------------------------------------
                                     Toll free number
TNAS Limited (incorporated in        portability in New
New Zealand) (b) (c) (7)...........  Zealand                     33.3     50.0           --           --           --            --
-------------------------------------------------------------                   ------------------------  -------------------------
                                                                       note 11          129        1,110            3             3
                                                                                ========================  =========================

<F1>
(#) This includes both the FOXTEL Partnership and the FOXTEL Television Partnership.

<F2>
(a) Balance date is 31 December.

<F3>
(b) Balance date is 31 March.

Unless noted above, all investments have a balance date of 30 June and are incorporated in Australia. Where there is a different balance date, financial reports prepared as at 30 June are used for equity accounting purposes.

<F4>
(c) Equity accounting of these investments has been suspended and the investment is recorded at zero due to losses made by the entities and/or reductions in the equity accounted carrying amount.

<F5>
(*) The Telstra Group carrying amounts are calculated using the equity method of accounting. The Telstra Entity's carrying amounts are at cost less any provision for reduction in value. Refer note 1.10(b) for details of our equity accounting policy. All amounts recorded are net of provision for reduction in value.

Telstra Corporation Limited and controlled entities

--------------------------------------------------------------------------------

24.  Investments in joint venture entities and associated entities (continued)

Our investments in associated entities are listed below:

Name of associated                   Principal                    Ownership     Telstra Group's carrying  Telstra Entity's carrying
entity                               activities                    interest     amount of investment (*)   amount of investment (*)
------------------------------------------------------------------------------  ------------------------  -------------------------
                                                                As at 30 June         As at 30 June              As at 30 June
                                                                 2003     2002         2003         2002         2003          2002
                                                                    %        %           $m           $m           $m            $m
------------------------------------------------------------------------------  ------------------------  -------------------------
(ii) Associated entities
IBM Global Services                  Information
Australia Limited (a) (2) (#)......  technology services         22.6     22.6            2           --           --            --
-------------------------------------------------------------
Australian-Japan Cable Holdings
Limited (incorporated in
Bermuda) (a) (c) (12)..............  Network cable provider      39.9     39.9           --           34           --            --
-------------------------------------------------------------
                                     Business software
Solution 6 Holdings Limited (9)....  system provider               --     15.2           --           14           --            --
-------------------------------------------------------------
                                     Smart card transaction
ECard Pty Ltd (7)..................  processing                  50.0     41.0            3           12            7            31
-------------------------------------------------------------
PT Mitra Global Telekomunikasi
Indonesia (incorporated in           Telecommunications
Indonesia) (a).....................  services                    20.4     20.4           25           27           --            --
-------------------------------------------------------------
Telstra Super Pty Ltd (c) (1) (4)..  Superannuation trustee     100.0    100.0           --           --           --            --
-------------------------------------------------------------
myinternet Limited (c).............  Educational portal          21.1     21.1           --           --           --            --
-------------------------------------------------------------
                                     Electronic transactions
Keycorp Limited (c) (6)............  solutions                   47.9     47.9           --           --           --            --
-------------------------------------------------------------
                                     Charitable trustee
Telstra Foundation Limited (5).....  organisation               100.0    100.0           --           --           --            --
-------------------------------------------------------------
CityLink Limited (incorporated in    Provider of wholesale
New Zealand) (b) (c) (1)...........  fibre bandwidth             27.1     27.1           --           --           --            --
-------------------------------------------------------------                   ------------------------  -------------------------
                                                                       note 11           30           87            7            31
                                                                                ========================  =========================

<F1>
(a) Balance date is 31 December.

<F2>
(b) Balance date is 31 March.

Unless noted above, all investments have a balance date of 30 June and are incorporated in Australia. Where there is a different balance date, financial reports prepared as at 30 June are used for equity accounting purposes.

<F3>
(c) Equity accounting of these investments has been suspended and the investment is recorded at zero due to losses made by the entities and/or reductions in the equity accounted carrying amount.

<F4>
(*) The Telstra Group carrying amounts are calculated using the equity method of accounting. The Telstra Entity's carrying amounts are at cost less any provision for reduction in value. Refer note 1.10(b) for details of our equity accounting policy. All amounts recorded are net of provision for reduction in value.

<F5>
(#) Equity accounting recommenced for this investment in fiscal 2003.

                             Telstra Corporation Limited and controlled entities

--------------------------------------------------------------------------------

24. Investments in joint venture entities and associated entities (continued)

Share of joint venture entities' and associated entities' net losses/(profits)

-------------------------------------------------------------------------------
                                                            Year ended 30 June
                                                                2003       2002
                                                                  $m         $m
-------------------------------------------------------------------------------
Our net loss/(profit) from joint venture entities and associated entities has been contributed by the following entities:

Joint venture entities
- FOXTEL Partnerships (#)................................         47         47
- Stellar Call Centres Pty Ltd (2).......................         (2)        (4)
- TelstraClear Limited (10)..............................         --         75
- Xantic B.V.............................................         24         --
- Dynegy Connect LP......................................         --         12
- Reach Ltd (11).........................................        946        (53)
- DataOne Corporation Pte Ltd (9)........................         --          2
                                                            -------------------
                                                               1,015         79
                                                            -------------------
Associated entities
- IBM Global Services Australia Limited (2)..............         (6)        (7)
- Australian-Japan Cable Holdings Limited (12)...........          6         12
- Solution 6 Holdings Limited (9)........................          2         (9)
- ECard Pty Ltd (7)......................................         10         15
- PT Mitra Global Telekomunikasi Indonesia...............         (2)        (9)
                                                            -------------------
                                                                  10          2
                                                            -------------------
                                                               1,025         81
                                                            ===================

(#) This includes both the FOXTEL Partnership and the FOXTEL Television Partnership.

Telstra Corporation Limited and controlled entities

--------------------------------------------------------------------------------

24. Investments in joint venture entities and associated entities (continued)

Rounded investments

(1) The carrying amounts of our investments in joint venture entities and associated entities which are not shown when rounded to the nearest million dollars are shown below:

                                            Carrying amount of investment
                                         Telstra Group       Telstra Entity
----------------------------------------------------------------------------
                                         As at 30 June       As at 30 June
                                          2003      2002      2003      2002
                                             $         $         $         $
--------------------------------------------------------   -----------------
(i) Joint venture entities
FOXTEL Management Pty Ltd...........         1         1        --        --
Investment 2000 Pty Ltd (8).........        --         *        --        12
(ii) Associated entities
Telstra Super Pty Ltd (4)...........         *         *         2         2
CityLink Limited....................   299,403   296,272        --        --
                                       =================   =================

* Equity accounted amount of investment is suspended and the investment is recorded at zero due to losses made by the entities or as a result of reducing the equity accounted amount to zero.

Dividends received from joint venture and associated entities

(2) We received or were presently entitled to receive dividends and distributions from the following entities during fiscal 2003:

.. IBM Global Services Australia Limited $4.9 million (2002: $9.0 million); and .. Stellar Call Centres Pty Ltd $1.2 million (2002: $0.1 million).

Associated and joint venture entities in which we own more than 50% equity

(3) We own 80% of the equity of FOXTEL Cable Television Pty Ltd. This entity is disclosed as a joint venture entity, as the outside equity shareholders have participating rights that prevent us from dominating the decision making of the board of directors. Effective voting power is restricted to 50% and we have joint control.

(4) We own 100% of the equity of Telstra Super Pty Ltd, the trustee for the Telstra Superannuation Scheme (Telstra Super). We do not consolidate Telstra Super Pty Ltd, as we do not control the board of directors. We have equal representation with employee representatives on the board. The entity is therefore classified as an associated entity as we have significant influence over it.

(5) We own 100% of Telstra Foundation Limited (TFL). TFL is limited by guarantee (guaranteed to $100) with Telstra Corporation Limited being the sole member. We did not contribute any equity to TFL on incorporation. TFL is the trustee of the Telstra Community Development Fund and manager of the Telstra's Kids Fund. We do not consolidate TFL as we do not control the board of directors. However, due to our board representation we significantly influence this entity.

Equity accounted investments previously consolidated

(6) On 28 June 2002, we signed a deed poll whereby we gave up our rights to appoint a majority of the directors to the board of Keycorp Limited (Keycorp). Accordingly, we no longer had the capacity to control this entity.

We deconsolidated the Keycorp Group from 28 June 2002 and reclassified the investment from a controlled entity to an associated entity on the basis that we have the capacity to significantly influence the operating and financial policies of the entity.

We have equity accounted our share of Keycorp's post acquisition losses and reserves to the extent that the investment carrying value is reduced to $nil and as at 30 June 2003 and 30 June 2002 equity accounting was suspended. The equity method of accounting will not recommence until our share of profits and reserves exceeds our cumulative share of losses and reserve reductions.

                             Telstra Corporation Limited and controlled entities

--------------------------------------------------------------------------------

24. Investments in joint venture entities and associated entities (continued)

New incorporations and changes in investments

(7) On 14 November 2002, a share buy back by Ecard Pty Ltd (Ecard) increased our ownership interest in this entity to 50.0% (from 41.0% at 30 June 2002).

On 26 June 2003, we received $2.5 million as a result of a capital reduction performed by Ecard. This reduced the carrying amount of our investment in this entity by $2.5 million. This transaction did not effect our ownership interest.

As at 30 June 2003, our interest in TNAS Limited is 33.3% (2002: 50.0%). Our shareholding was diluted due to a cancellation of issued capital of this entity during the financial year.

Liquidation and de-registration of companies

(8) On 27 December 2002, the non operating company IDC Limited was dissolved.

Investment 2000 Pty Ltd was liquidated on 28 April 2003.

Sale of investments

(9) On 29 November 2002, we exercised a put option under the Joint Venture Agreement between Telstra Holdings Pty Ltd, DataOne Corporation Pte Limited (DataOne) and other venture parties for the sale of our shares in DataOne for a total consideration of $3 million (SGD$3 million).

On 8 May 2003, we sold 1 million of our shares in Solution 6 Holdings Limited (Solution 6) for $0.5 million, reducing our ownership interest from 13.2% to 12.7%. On 19 June 2003, we sold our remaining 32 million shares for $16.7 million.

Prior to the sale of our shares, our investment in Solution 6 decreased from 15.2% at 30 June 2002 to 13.2% in May 2003 due to six separate dilutions in our shareholding. We were the largest single shareholder and had entitlement to appoint a director to the board of Solution 6. On that basis, we had the capacity to affect substantially the financial and operating policies of the entity and up until the sale of the investment, we continued to equity account this investment.

Investments no longer equity accounted

(10) On 12 December 2001, we acquired a controlling interest in TelstraClear Limited (TelstraClear). Subsequent to this, TelstraClear is a controlled entity and as such nil share of (profits)/losses is recorded for equity accounting purposes.

Investment in Reach Ltd (REACH)

(11) We have written off the carrying amount of the investment in our 50% owned joint venture, REACH. Equity accounting of the investment is suspended and the investment is recorded at zero.

The write off occurred due to the depressed conditions in the global market for international data and internet capacity resulting in high levels of excess capacity, intense price competition and lower than expected revenues. Refer note 3 for further information.

Included in our net loss from REACH are the following components:
-------------------------------------------------------------------------------
                                                                     Year ended
                                                                      30 June
                                                                        2003
                                                                         $m
-------------------------------------------------------------------------------
Our share of REACH's profits up to suspension of equity
accounting........................................................          (57)
Notional goodwill amortisation up to suspension of equity
accounting........................................................           60
Recognition of deferred profit up to suspension of equity
accounting........................................................          (22)
Write off of the carrying value of our investment (note 3)........          965
                                                                     ----------
                                                                            946
                                                                     ==========

Investment in Australian-Japan Cable Holdings Limited

(12) We have written off the carrying value of our investment in our 39.9% owned joint venture, Australian-Japan Cable Holdings Limited.

Telstra Corporation Limited and controlled entities

--------------------------------------------------------------------------------

24. Investments in joint venture entities and associated entities (continued)

The movements in the consolidated equity accounted amount of our joint venture and associated entities are summarised as follows:

                                                                                  Joint venture     Associated
                                                                                     entities        entities
                                                                                  Telstra Group    Telstra Group
------------------------------------------------------------------------------------------------   -------------
                                                                                  Year ended/As    Year ended/As
                                                                                    at 30 June      at 30 June
                                                                                    2003    2002    2003   2002
                                                                            Note      $m      $m      $m     $m
------------------------------------------------------------------------------------------------   -------------
Carrying amount of investments at beginning of year.............................   1,110   1,192      87      67
Additional investments made during the year.....................................      49      67      --      39
                                                                                  --------------   -------------
                                                                                   1,159   1,259      87     106
Share of profits/(losses) before income tax expense.............................      (1)     38      (5)     (1)
Share of income tax expense.....................................................     (12)    (41)     (5)     (2)
                                                                                  --------------   -------------
Share of net losses.............................................................     (13)     (3)    (10)     (3)
Amortisation of unrealised inter-entity profits after income tax................      24      47      --       1
Write off of notional goodwill and release of deferred profit of
Reach Ltd.......................................................................    (965)     --      --      --
Amortisation of notional goodwill...............................................     (61)   (123)     --      --
                                                                                  --------------   -------------
Share of net losses.............................................................  (1,015)    (79)    (10)     (2)
Dividends and distributions received............................................      (1)     --      (5)     (9)
Share of reserves...............................................................      --      53       3     (18)
Share of foreign currency translation reserve and movements due to
exchange rate translations......................................................     (14)     45      (7)     10
Sale, transfers and reductions of investments during the year...................      --    (168)    (13)     --
                                                                                  --------------   -------------
Carrying amount of investments before reduction to recoverable amount...........     129   1,110      55      87
Reduction in value of investments to recoverable amount.........................      --      --     (25)     --
                                                                                  --------------   -------------
Carrying amount of investments at end of year.................................11     129   1,110      30      87
                                                                                  ==============   =============
Our share of contingent liabilities of joint venture entities and associated
entities - we are not directly liable for these.................................       3       1      28      36
Our share of capital commitments contracted for, by our joint venture entities
and associated entities - we are not directly liable for these..................     115     239       2      44
Our share of other expenditure commitments contracted for (other than the supply of inventories), by our joint venture entities and associated entities - we are
not directly liable for these (a)...............................................     147     287      55      70
                                                                                  ==============   =============

<F1>
(a) Our share of commitments of our joint venture entity FOXTEL for which we are directly liable are included within note 20.

                             Telstra Corporation Limited and controlled entities

--------------------------------------------------------------------------------

24. Investments in joint venture entities and associated entities (continued)

Other disclosures for joint venture entities

Summarised presentation of our share of all of our joint venture entities' assets, liabilities, revenue and expense items (including joint venture entities where equity accounting has been suspended):

                                                      Telstra Group
--------------------------------------------------------------------
                                                      Year ended/As
                                                        at 30 June
                                                       2003     2002
                                                         $m       $m
--------------------------------------------------------------------
Joint venture entities
Current assets...................................       461      547
Non current assets...............................     1,190    3,654
                                                      --------------
Total assets.....................................     1,651    4,201
                                                      --------------
Current liabilities..............................       556      566
Non current liabilities..........................     1,376    1,742
                                                      --------------
Total liabilities................................     1,932    2,308
                                                      --------------
Net assets.......................................      (281)   1,893
                                                      ==============
Total revenues...................................     1,721    1,839
Total expenses...................................     1,789    1,825
                                                      --------------
Profits/(losses) before income tax expense.......       (68)      14
Income tax expense...............................        23       41
                                                      --------------
Net losses.......................................       (91)     (27)
                                                      ==============
Other disclosures for associated entities

Summarised presentation of our share of all of
our associated entities' assets, liabilities
and net profits/(losses) (including associated
entities where equity accounting has been
suspended):
Associated entities
Net profits/(losses).............................       (82)       3
                                                      ==============
Assets...........................................       413      571
                                                      ==============
Liabilities......................................       380      474
                                                      ==============

Telstra Corporation Limited and controlled entities

--------------------------------------------------------------------------------

24. Investments in joint venture entities and associated entities (continued)

Included in the consolidated financial report of the Telstra Group are:

                                                                                    Joint venture       Associated
                                                                                      entities           entities
                                                                                   Telstra Group       Telstra Group
---------------------------------------------------------------------------------------------------    -------------
                                                                                    As at 30 June      As at 30 June
                                                                                    2003       2002    2003     2002
                                                                                      $m         $m      $m       $m
---------------------------------------------------------------------------------------------------    -------------
Amount of our recorded retained losses balance relating to equity accounting
our joint venture entities and associated entities (i)..........................  (2,545)    (1,530)   (179)    (143)
Amount of our recorded foreign currency translation reserve credit/(debit)
balance relating to equity accounting our joint venture entities and
associated entities.............................................................     (13)         9     (42)     (35)
Amount of our recorded general reserve credit/(debit) balance relating to
equity accounting our joint venture entities and associated entities............      --         --       9      (17)
                                                                                  =================    =============

<F1>
(i) The following items are included in this amount:

..   share of net (losses)/profits;
..   initial unrealised inter-entity profit after tax adjustment;
..   notional goodwill amortisation and writedowns;
..   deferred profits amortised; and
..   reduction in value of investments to recoverable amount.

                             Telstra Corporation Limited and controlled entities

--------------------------------------------------------------------------------
                                                 Telstra Group   Telstra Entity
---------------------------------------------------------------  --------------
                                                 Year ended 30    Year ended 30
                                                     June             June
                                                  2003     2002   2003     2002
                                                    $m       $m     $m       $m
---------------------------------------------------------------  --------------

25.  Directors' remuneration -
salaries and other benefits

Total income and benefits of all
directors of the Telstra Entity (a)............                  3,300    3,927
                                                                 ==============
Total income and benefits of all
directors of the Telstra Entity and all of the
directors of our controlled entities (a).......  3,310    4,338
                                                 ==============

The income brackets of Telstra Entity directors are displayed below together with the number of Telstra Entity directors with income in those brackets:

                                                                Number   Number
                                                                ---------------
$ 40,000 - $ 49,999..........................................       --        1
$ 50,000 - $ 59,999..........................................       --        1
$ 70,000 - $ 79,999..........................................        1        3
$ 80,000 - $ 89,999..........................................        2        1
$ 90,000 - $ 99,999..........................................        2        1
$ 110,000 - $ 119,999........................................        1        1
$ 120,000 - $ 129,999........................................       --        2
$ 130,000 - $ 139,999........................................        2       --
$ 140,000 - $ 149,999........................................        1       --
$ 150,000 - $ 159,999........................................       --        1
$ 250,000 - $ 259,999........................................       --        1
$ 270,000 - $ 279,999........................................        1       --
$ 280,000 - $ 289,999........................................       --        1
$ 2,110,000 - $ 2,119,999....................................        1       --
$ 2,390,000 - $ 2,399,999....................................       --        1
                                                                ===============

(a) Directors' remuneration also includes employer contributions made to superannuation funds

Telstra Corporation Limited and controlled entities

--------------------------------------------------------------------------------

                                                Telstra Group    Telstra Entity
--------------------------------------------------------------   ---------------
                                                 Year ended        Year ended
                                                   30 June           30 June
                                                 2003     2002     2003     2002
                                                   $m       $m       $m       $m
--------------------------------------------------------------   ---------------

26. Executives' remuneration - salaries and other benefits

An executive officer is a person who is a
member of our senior management team and is
involved in our strategic direction and
operational management. This includes the
chief executive officer (CEO), those who
report directly to the CEO and the next
level of executives who have a direct
reporting relationship to the CEO's direct
reports.
Total income and benefits of all Australian
based executive officers of the Telstra
Entity where their income is $100,000 or
more (a)(b)(c)(d)...........................                     42.680   44.540
                                                                 ===============
Total income and benefits of all Australian
based executive officers of the Telstra
Entity and our controlled entities where
their income is $100,000 or
more (a) (b) (c) (d)........................   42.900   47.106
                                               ===============

The income brackets of all Australian based executives whose income is $100,000 or more are displayed below, together with the number of executives with income in those brackets:

                                               Number   Number   Number   Number
                                               ---------------   ---------------
$100,000 - $109,999.........................        1        1        1       --
$110,000 - $119,999(d)......................        2        1        2        1
$120,000 - $129,999.........................       --        5       --        3
$130,000 - $139,999.........................        1       --        1       --
$140,000 - $149,999.........................       --        5       --        3
$150,000 - $159,999.........................        1        2        1        2
$160,000 - $169,999.........................       --        2       --        2
$170,000 - $179,999.........................       --        1       --       --
$180,000 - $189,999.........................       --        3       --        3
$190,000 - $199,999.........................        2        5        2        3
$200,000 - $209,999.........................        1        3        1        2
$210,000 - $219,999.........................        4        1        3       --
$220,000 - $229,999(d)......................        1        4        1        4
$230,000 - $239,999(d)......................        5       --        5       --
$240,000 - $249,999.........................       --        3       --        3
$250,000 - $259,999.........................        1        3        1        2
$260,000 - $269,999.........................        1       --        1       --
$270,000 - $279,999.........................        2        2        2        2
$280,000 - $289,999.........................        2        2        2        2
$290,000 - $299,999.........................       --        4       --        4
$300,000 - $309,999.........................        1        5        1        4
$310,000 - $319,999.........................        8        3        8        3
$320,000 - $329,999.........................        3        3        3        3
$330,000 - $339,999.........................       --        1       --        1
$340,000 - $349,999(d)......................        3        1        3        1
$350,000 - $359,999.........................        3        4        3        4
$360,000 - $369,999(d)......................        2        3        2        3
$370,000 - $379,999.........................       --        2       --        2
$380,000 - $389,999.........................       --        2       --        1
$390,000 - $399,999.........................        2        2        2        2
$400,000 - $409,999.........................        1        3        1        3
(continued over page)

                             Telstra Corporation Limited and controlled entities

--------------------------------------------------------------------------------

                                                Telstra Group     Telstra Entity
--------------------------------------------------------------   ---------------
                                                 Year ended         Year ended
                                                   30 June           30 June
                                                 2003     2002     2003     2002
--------------------------------------------------------------   ---------------

26. Executives' remuneration - salaries and
other benefits
(continued)
                                               Number   Number   Number   Number
                                               ---------------   ---------------
$420,000 - $429,999.........................        1        3        1        3
$430,000 - $439,999.........................        1        4        1        4
$440,000 - $449,999(d)......................        5        1        5        1
$450,000 - $459,999.........................       --        1       --        1
$460,000 - $469,999.........................        6        3        6        3
$470,000 - $479,999.........................        3        2        3        2
$480,000 - $489,999.........................       --        1       --        1
$490,000 - $499,999(d)......................        1        2        1        2
$500,000 - $509,999.........................        1        1        1        1
$510,000 - $519,999.........................        1       --        1       --
$520,000 - $529,999.........................        2        4        2        4
$530,000 - $539,999.........................       --        2       --        2
$540,000 - $549,999.........................        2       --        2       --
$550,000 - $559,999.........................        1       --        1       --
$560,000 - $569,999.........................        1        2        1        2
$580,000 - $589,999.........................        1       --        1       --
$600,000 - $609,999(d)......................        1       --        1       --
$610,000 - $619,999.........................        1       --        1       --
$620,000 - $629,999.........................        1        2        1        2
$640,000 - $649,999.........................        1       --        1       --
$650,000 - $659,999(d)......................        1       --        1       --
$670,000 - $679,999.........................       --        1       --        1
$710,000 - $719,999.........................       --        1       --        1
$740,000 - $749,999.........................        1        1        1        1
$880,000 - $889,999(d)......................        1       --        1       --
$890,000 - $899,999(d)......................        1       --        1       --
$930,000 - $939,999.........................        1        1        1        1
$1,000,000 - $1,009,999(d)..................        1       --        1       --
$1,060,000 - $1,069,999.....................       --        1       --        1
$1,130,000 - $1,139,999(d)..................        3       --        3       --
$1,190,000 - $1,199,999.....................       --        1       --        1
$1,250,000 - $1,259,999.....................       --        1       --        1
$1,340,000 - $1,349,999.....................       --        1       --        1
$1,510,000 - $1,519,999.....................        1       --        1       --
$1,680,000 - $1,689,999(d)..................        1        1        1        1
$1,700,000 - $1,709,999.....................       --        1       --        1
$2,110,000 - $2,119,999.....................        1       --        1       --
$2,390,000 - $2,399,999.....................       --        1       --        1
                                               ===============   ===============

Telstra Corporation Limited and controlled entities

--------------------------------------------------------------------------------

26. Executives' remuneration - salaries and other benefits (continued)

(a) Income and benefits of executives includes:

..  fixed remuneration which is made up of salary, company superannuation contributions and benefits including fringe benefits tax;
..  manager incentive plan payments relating to actual performance for Telstra and the individual in fiscal 2003;
..  retirement/redundancy/termination payments totalling $5.81 million (2002:
   $4.06 million) for the Telstra Group; and .. retirement/redundancy/termination payments totalling $5.78 million (2002:
   $4.00 million) for the Telstra Entity.

(b) The Manager Incentive Plan (MIP) is an annual plan open to all of our executives. The amount of remuneration at risk (target incentive) varies between 10% and 43% (2002: 10% and 43%) of the total remuneration package depending on the executive's role. The plan is based on performance against set targets for corporate, business unit and individual measures. The measures include financial, customer service, employee opinion and individual measures that support our key business objectives. Before any MIP is payable, a target must be reached, according to the predefined measures. The plan also provides that payments are capped at a specified level.

(c) Telstra Growthshare commenced in fiscal 2000 and provides for selected senior executives who contribute significantly to our future long term profitability to be invited to participate in an equity based Long Term Incentive (LTI) plan and/or an equity based deferred remuneration plan, on an annual basis. Since the commencement of the plan, those selected senior executives have been eligible to receive an allocation of options, restricted shares, performance rights or deferred shares, or a combination of each in a given fiscal year. The options, restricted shares and performance rights can only be exercised to obtain normal ordinary shares between certain time periods and if specific long term company performance hurdles have been achieved. Generally, deferred shares can only be exercised after a certain period of service has been completed. If the hurdle is not achieved or the service period not completed, the instrument will have a $nil value and will lapse. For further details of the LTI plan and equity based deferred remuneration plan, including detailed explanations of performance hurdles and allocations, refer to note 19.

As there is no AGAAP requirement to record an expense for the fair value of the options, performance rights and deferred shares issued under Telstra Growthshare in fiscal 2003 or fiscal 2002, no remuneration value has been included in our director and executive remuneration disclosures relating to those instruments. Under Telstra's USGAAP disclosures (refer note 30), we are however required to derive a value for the purposes of our USGAAP statement of financial performance. An approach consistent with the binomial and Black-Scholes valuation models was adopted to complete this requirement.

Details of the valuations derived since the commencement of Telstra Growthshare and the assumptions used in deriving those values for fiscal 2003 are detailed in note 19. For further details on our USGAAP disclosures, refer to note 30.

(d) Includes payments relating to individual contractual commitments and the commencement or completion of employment with us during fiscal 2003.

                             Telstra Corporation Limited and controlled entities

--------------------------------------------------------------------------------

27. Related entity transactions

Ultimate controlling entity

The Commonwealth is the ultimate parent and controlling entity of the Telstra Group. Telstra Corporation Limited is the parent entity in the group comprising the Telstra Entity and its controlled entities.

We supply telecommunications services to, and acquire other services from, the Commonwealth, its Departments of State, trading and other agencies. These transactions are made within normal customer/ supplier relationships on terms and conditions no more favourable than those available to other customers or suppliers. There are no exclusive rights to supply any of these services. Services provided to any one governmental department or agency or the combination of all of these services in total, do not represent a significant component of our operating revenues. For these reasons, the financial reports do not disclose transactions relating to the purchase and sale of goods and services from or to the Commonwealth, its Departments of State, trading and other agencies.

Directors of the Telstra Entity

The name of each person who held office as a director of the Telstra Entity for the whole of fiscal 2003 is:

Robert C Mansfield  John E Fletcher          Donald G McGauchie
John T Ralph        Belinda J Hutchinson     William A Owens
Sam H Chisholm      Catherine B Livingstone  John W Stocker
Anthony J Clark     Charles Macek            Zygmunt E Switkowski

Details of directors' remuneration, superannuation and retirement payments are listed in note 25.

Loans to directors of the Telstra Entity

No non-executive director of the Telstra Entity had a loan with the Telstra Entity or any of its controlled entities at any time during fiscal 2003 or 2002.

In fiscal 1998, Z E Switkowski (before being appointed chief executive officer and managing director) was provided with a loan from the Telstra Entity as part of his participation in the Telstra Employee Share Ownership Plan (TESOP97). The loan was provided interest free and on the same terms as all other eligible employees who participated in TESOP97. During fiscal 2000, Z E Switkowski also participated in the Telstra Employee Share Ownership Plan II (TESOP99). Further details of the share plans are contained in note 19.

The total amounts repaid during fiscal 2003 was $555 (2002: $469). At 30 June 2003, the outstanding balance of the loan to Z E Switkowski was $7,144 (2002:
$7,699). There were no loans provided during fiscal 2003 and fiscal 2002.

Other transactions with directors of the Telstra Entity and their director related entities

Each of the directors of the Telstra Entity have telecommunications services transactions with the Telstra Group, which are not significant and are both trivial and domestic in nature. Director related entities also have telecommunications services which are on normal commercial terms and conditions.

Loan to Telstra Growthshare

During fiscal 2000, Telstra created Telstra Growthshare (a senior executive equity participation plan). In fiscal 2003, we advanced $nil (2002: $81 million) to Telstra Growthshare to enable it to purchase shares in the Telstra Entity. In the prior year, of the $81 million loan provided, $7 million was used to acquire performance rights. This amount has been immediately expensed to the statement of financial performance as it is not repayable to Telstra. The loan balance at 30 June 2003 of $88 million (2002: $115 million) was used to acquire Telstra Entity shares over which certain senior executives are granted options. Telstra Growthshare also holds in trust certain shares allocated to senior executives and non-executive directors under the ownshare and directshare schemes (refer note 19 for further information).

Loans to employees

We have two employee shares schemes, being TESOP97 and TESOP99. At the commencement of the scheme, loans were advanced to participating employees to enable the purchase of Telstra shares. Loans under TESOP97 and TESOP99 are provided interest free. During fiscal 2003, $32 million (2002: $40 million) of the loans under TESOP97 and TESOP99 was repaid. At 30 June 2003, the outstanding loan balance for both schemes was $198 million (2002: $230 million). Refer to note 19 for further information.

Telstra Corporation Limited and controlled entities

--------------------------------------------------------------------------------

27. Related entity transactions (continued)

Directors of the Telstra Entity's interests in shares of the Telstra Entity

As at 30 June 2003 and 2002, the directors, family members and their related entities had interests in the share capital of the Telstra Entity as follows:

Telstra Entity - shares (a)
-----------------------------------------
                         As at 30 June
                           2003      2002
-----------------------------------------
R C Mansfield........   130,604   118,539
J T Ralph............    92,204    81,171
S H Chisholm.........        --        --
A J Clark............    92,609    84,095
J E Fletcher.........    40,850    35,744
B J Hutchinson.......    62,091    58,375
C B Livingstone......    34,697    31,294
C Macek..............    37,568    23,554
D G McGauchie........    26,476    23,073
W A Owens............     7,495     1,997
J W Stocker..........    85,670    60,503
Z E Switkowski (a)...   155,810   155,810
-----------------------------------------

Total shareholdings include shares held by the directors and their director related entities. Unless related to TESOP99, TESOP97 or Telstra Growthshare, shares acquired or disposed by directors during the year were on an arm's length basis at market price. Overall, there has been 91,919 shares (2002: 83,420 shares) acquired and nil shares (2002: 2,950 shares) disposed of during fiscal 2003.

(a) There have been no shares issued under TESOP97 and TESOP99 during fiscal 2003 or fiscal 2002. Shares have, however, been allocated under the directshare equity plan. A schedule of the shareholdings and details on this plan are included in note 19.

Telstra Entity - cumulative equity based instruments issued under Telstra Growthshare
--------------------------------------------
                          Z E Switkowski (b)
--------------------------------------------
As at 30 June 2003
Options................            3,456,000
Restricted shares......              146,000
Performance rights.....              756,200
Deferred shares........              249,100
                          ------------------
As at 30 June 2002
Options................            3,456,000
Restricted shares......              146,000
Performance rights.....              258,000
Deferred shares........                   --
                          ------------------

(b) Refer to note 19 for details of Telstra Growthshare terms and conditions.

Directors of controlled entities

Each of our controlled entity directors and their director related entities have telecommunications services transactions with us, which are on normal commercial terms and conditions which are trivial and domestic in nature.

Loans to directors of controlled entities

Certain employees of the Telstra Group who were eligible to participate in TESOP99 and TESOP97 (refer note 19) were also directors of controlled entities. The directors of the controlled entities were provided with an interest free loan to enable the purchase of shares from the Commonwealth on the same terms and conditions as all other employees eligible to participate in TESOP99 and TESOP97. During fiscal 2003 and fiscal 2002, certain employees became directors of controlled entities in the Telstra Group. These directors brought with them existing loans of $nil and $130,696 respectively.

The amount of new loans advanced during fiscal 2003 was $nil (2002: $nil). Loan repayments of $45,078 (2002: $55,698) were made including 5 directors who repaid their TESOP97 loans in full. For TESOP99 shares, directors that have left continue to be the beneficial owner of the shares. The balance of the loans outstanding at 30 June 2003 was $211,046 (2002:$315,245). All controlled entity directors listed below made loan repayments during fiscal 2003 and 2002:

B Akhurst     B Grisdale    M Robey
R Baxter      P Hastings    C Rowles
B Beros       J Hibbard     L Saly
H Bradlow     H Kelly       H Sawczak
T Bundrock    S Lee         G Shepherd
J Burke       A Lockwood    D Simmonds
C Cameron     G Moriarty    R Simpson
D Campbell    G Nicholson   J Stanhope
A Cherubin    T Pearson     P Wallis
T Crossley    N Peckham     P Whorlow
C Davis       P Pickering   K Wijeyewardene
A Day         B Pineau      G Willis
A Dix         D Pitt        L Wood
W Donaldson   J Price

                             Telstra Corporation Limited and controlled entities

--------------------------------------------------------------------------------

27. Related entity transactions (continued)

Loans to directors of controlled entities (continued)

There were five directors who repaid their TESOP97 loan in full during the year; they were C Cameron, G Moriarty, B Pineau, M Robey, and G Shepherd. G Moriarty and G Shepherd also repaid their TESOP99 loans in full.

Telstra shares owned by the Telstra Superannuation Scheme (Telstra Super)

Telstra Super owns shares in Telstra Corporation Limited. As at 30 June 2003 Telstra Super owned 9,975,761 (2002: 14,838,932) shares at a cost of $46 million (2002: $77 million) and a market value of $44 million (2002: $69 million). In fiscal 2003, we paid dividends to Telstra Super of $3 million (2002: $3 million). In addition, Telstra Super holds bonds issued by Telstra Corporation Limited. As at 30 June 2003, Telstra Super holds bonds with a cost of $8 million (2002: $3 million) and a market value of $8 million (2002: $3 million). All purchases and sales of Telstra shares and bonds by Telstra Super are determined by the trustee and/or its investment managers on behalf of the members of Telstra Super.

Wholly owned group and other related entity disclosures

Amounts receivable from and payable to entities in the wholly owned group and other related entities:

                                                 Telstra Group   Telstra Entity
---------------------------------------------------------------  --------------
                                                  As at 30 June   As at 30 June
                                                   2003    2002    2003    2002
                                           Note      $m      $m      $m      $m
---------------------------------------------------------------  --------------
Total amounts receivable
(including trade debtors) at 30 June from:
Current
Wholly owned controlled entities..............9      --      --     689   2,620
Provision for amounts owed by
controlled entities (i).......................9      --      --    (285)   (855)
                                                 --------------  --------------
                                                     --      --     404   1,765
Other controlled entities.....................9      --      --      --     528
Joint venture entities and associated
entities......................................9      61      61      48      29
Non current
Wholly owned controlled entities..............9      --      --     511     202
Provision for amounts owed by controlled
entities......................................9      --      --     (69)    (86)
                                                 --------------  --------------
                                                     --      --     442     116
Joint venture entities and associated
entities......................................9      29      46      29      46
                                                 --------------  --------------
                                                     90     107     923   2,484
                                                 ==============  ==============
Total amounts payable
(including accounts payable) at 30
June to:
Current
Wholly owned controlled entities..........15,16      --      --   2,015   1,829
Joint venture entities and associated
entities..................................15,16      63     125      56     103
                                                 --------------  --------------
                                                     63     125   2,071   1,932
                                                 ==============  ==============

Telstra Corporation Limited and controlled entities

--------------------------------------------------------------------------------

27. Related entity transactions (continued)

Wholly owned group and other related entity disclosures (continued)

Transactions with our wholly owned controlled entities

(i) Included in the profit before income tax expense of the Telstra Entity was a positive net movement of $570 million (2002: $855 million expense) in relation to the provision for amounts owed by a controlled entity. This balance is eliminated on consolidation for Telstra Group reporting purposes (refer note 3 for further information).

(ii) In fiscal 2003, a number of purchase and sale transactions occurred between the Telstra Entity and its wholly owned controlled entities.

..    During fiscal 2003, communication assets were sold by the Telstra Entity to a controlled entity in the wholly owned group at cost of $29 million (2002:
     $34 million).

..    The Telstra Entity sold services, purchased goods and communications assets, paid fees and received and paid interest to entities in the wholly owned group during the year. These transactions are in the normal course of business and are on normal commercial terms and conditions.

..    Our controlled entity Network Design and Construction Limited (NDC)
     constructs communication assets on our behalf. During fiscal 2003, we paid for the purchase and maintenance of communication assets from NDC totalling $737 million (2002: $784 million).

Included in the revenue received in advance amount at 30 June 2003 is $228 million (2002: $233 million) for the use of our Yellow Pages (R) trademark and $84 million (2002:$90 million) for the use of our White Pages (R) trademark that were received from a controlled entity. These amounts are not recorded as revenue until the directories are published according to our accounting policy described in note 1.19.

During fiscal 2003, the Telstra Entity elected to form a tax consolidated group with its Australian resident wholly owned controlled entities. We have transferred the amount of $191 million relating to future income tax benefits and $94 million relating to provision for deferred income tax from our resident wholly owned controlled entities to the Telstra Entity as a result of this election. In addition, the Telstra Entity has reimbursed our resident wholly owned controlled entities $10 million relating to PAYG instalments made prior to entering the tax consolidation system (refer note 4 for further information).

Transactions with our other related entities

On 25 April 2003, we entered a capacity prepayment agreement with our joint venture entity Reach Ltd (REACH). Included in non current receivables for the year ended 30 June 2003 is a payment of $230 million (US$143 million) to REACH for a right to receive future carriage and related services capacity. This non current receivable earns interest at market rates (refer note 9 for further information).

During fiscal 2003, purchases were made by the Telstra Group of $506 million (2002: $788 million) and Telstra Entity of $471 million (2002: $735 million) from Reach. These amounts were for both the purchase of, and entitlement to, capacity and connectivity services. These purchases were made in line with market prices. Entitlement to capacity with Reach takes into account our future needs and growth opportunities. Sales were made for international inbound call termination services, construction and consultancy by the Telstra Group of $109 million (2002: $115 million) and Telstra Entity of $105 million (2002: $94 million) to Reach.

During fiscal 2003, purchases were made by the Telstra Group of $413 million (2002: $417 million) and Telstra Entity of $403 million (2002: $407 million) from our associated entity IBMGSA. These amounts were for information technology services predominately resulting from a contract with IBMGSA. These purchases were made on normal commercial terms and conditions (refer note 20 for further information).

Included in software assets for fiscal 2003 is $132 million (2002: $168 million) paid to IBMGSA.

During fiscal 2003, we paid for operating expenses on behalf of the following entities:

..    Telstra Foundation Limited;
..    Telstra Community Development Trust;
..    Telstra Growthshare Trust;
..    Telstra Employee Share Ownership Plan I (TESOP97); and
..    Telstra Employee Share Ownership Plan II (TESOP99).

                             Telstra Corporation Limited and controlled entities

--------------------------------------------------------------------------------

27. Related entity transactions (continued)

Wholly owned group and other related entity disclosures (continued)

During fiscal 2003, 2002 and 2001, we had the following transactions between members of the wholly owned group and other related entities:

                                                       Telstra Group           Telstra Entity
---------------------------------------------------------------------------  ------------------
                                                    Year ended 30 June       Year ended 30 June
                                                   2003      2002      2001      2003      2002
                                         Note        $m        $m        $m        $m        $m
---------------------------------------------------------------------------  ------------------

Our transactions with entities in the wholly owned group and other related entities

Profit before income tax expense for the year includes the following transactions:

Interest revenue from:
Wholly owned controlled entities............2        --        --        --       124        67
Joint venture entities and associated
entities....................................2         2         2         2         2         2
Borrowing costs:
Wholly owned controlled entities............3        --        --        --        80        58
Provision for doubtful debts - increase/
(decrease):
Wholly owned controlled entities............3        --        --        --      (587)      830
Sale of goods and services to:
Joint venture entities and associated
entities.....................................       232       370       152       124       120
Purchase of goods and services from:
Joint venture entities and associated
entities.....................................     1,113     1,332       616       985     1,210
                                               ----------------------------  ------------------

Telstra Corporation Limited and controlled entities

--------------------------------------------------------------------------------

28. Events after balance date

The directors are not aware of any matter or circumstance that has occurred since 30 June 2003 that, in their opinion, has significantly affected or may significantly affect in future years:

..  our operations;
..  the results of those operations; or
..  the state of our affairs;

other than:

On 28 August 2003, the directors of Telstra Corporation Limited declared a fully franked final ordinary dividend of 12 cents per ordinary share, payable on 31 October 2003 to those shareholders on record at 26 September 2003. A provision for dividend payable has been raised as at the date of declaration, amounting to $1,544 million.

On 28 August 2003, plans were announced to spend between $800 million and $1,000 million to buy-back a portion of the Telstra Entity's share capital, subject to regulatory approval. The share buy-back will be an off market buy-back and is the first step of a capital management program. The financial effect of the buy-back cannot be reliably estimated as yet.

On 27 August 2003, we entered into an agreement to sell our 22.6% shareholding in our associated entity IBM Global Services Australia Limited (IBMGSA), subject to regulatory approvals. Revenue from the sale of this investment amounted to $154 million resulting in a profit before income tax expense of $149 million. We also modified a 10 year contract with IBMGSA to provide information technology services. This modification will result in an expense of $130 million being recognised in our fiscal 2004 statement of financial performance and the removal of $1,596 million of expenditure commitments disclosed as at 30 June 2003 (refer to note 20 for additional information). In fiscal 2004, the net impact on our profit before income tax expense of this transaction will be $19 million.

On 18 July 2003, we sold our 16.4% remaining interest in Commander Communications Limited for $24 million.

The financial effect of the above events after balance date have not been recognised in our statements of financial performance, financial position or cash flows for the year ending 30 June 2003.

                             Telstra Corporation Limited and controlled entities

--------------------------------------------------------------------------------

29. Additional financial instruments disclosures

We undertake transactions in a range of financial instruments which can be classified as either primary (physical instruments) or secondary instruments (derivative instruments).

Our primary instruments include:

..  cash assets;
..  receivables;
..  payables;
..  bank deposits;
..  bills of exchange and commercial paper;
.. listed investments and investments in other corporations; and .. various forms of borrowings both receivable and payable.

These primary financial instruments enable us to achieve company objectives through facilitating our ongoing operating activities and ensuring that all entities within the Telstra Group remain solvent at all times.

Secondary instruments or derivative instruments create an obligation or right that effectively transfers one or more of the risks associated with an underlying primary financial instrument. We use derivatives to manage our exposure within levels considered acceptable to the group as determined by guidelines and policies approved by the board of directors. Instruments that we use to achieve this include:

..  forward foreign currency contracts;
..  cross currency swaps; and
..  interest rate swaps.

Primary instruments create underlying exposures for the group. The main risks associated with these instruments include:

..  interest rate risk;
..  foreign currency risk;
..  credit risk; and
..  liquidity risk.

Interest rate risk refers to the risk that the value of a financial instrument will fluctuate due to changes in market interest rates. Our interest rate risk arises from the interest bearing financial assets and liabilities that we use whether the primary instrument has a fixed or variable rate attached. We monitor this risk on our net debt portfolio which includes our financial liabilities less matching short term financial assets. We manage interest rate risk by:

..  controlling the settings of the group financial position to target levels of fixed and variable interest proportions of the net debt portfolio; and .. ensuring access to diverse sources of funding, minimising risks of refinancing.

We use suitable derivative instruments as part of the management of this risk.

Foreign currency risk refers to the risk that the value of a financial commitment or investment will fluctuate due to changes in foreign currency exchange rates. Our foreign currency risk arises due to:

..  firm or anticipated transactions for receipts and payments for international telecommunications traffic settled in foreign currencies;
..  purchase commitments priced in foreign currencies;
.. investments denominated in foreign currencies; and .. a portion of our borrowings denominated in foreign currencies.

We manage this risk by initially seeking contracts effectively denominated in Australian dollars where possible and economically favourable to do so. Where financial commitments are effectively denominated in foreign currencies and do not form part of a natural hedging position, we manage exposure to rate movements through the use of derivative instruments.

Credit risk is the risk that a contracting entity will not complete its obligations under a financial instrument and cause us to make a financial loss. We have exposure to credit risk on all financial assets included in our statement of financial position. To help manage this risk:

..  we have a policy for establishing credit limits for the entities we deal with;
.. we may require collateral where appropriate; and .. we minimise exposure to individual entities we either transact with or enter into derivative contracts with (through a system of credit limits).

Liquidity risk includes the risk that, as a result of our operational liquidity requirements:

..  we will not have sufficient funds to settle a transaction on the due date;
..  we will be forced to sell financial assets at a value which is less than what they are worth; or
..  we may be unable to settle or recover a financial asset at all.

To help reduce these risks we:

..  have a liquidity policy which targets a minimum and average level of cash and cash equivalents to be maintained;
..  have readily accessible standby facilities and other funding arrangements in place; and
..  generally use instruments that are tradeable in highly liquid markets.

Telstra Corporation Limited and controlled entities

--------------------------------------------------------------------------------

29. Additional financial instruments disclosures (continued)

After we have minimised the potential risk associated with entering into a primary financial instrument, any remaining risk is then hedged through the use of derivative instruments within guidelines approved by the board of directors. These instruments enable us to minimise our exposure to:

..  interest rate risk;
..  foreign currency risk; and/or
..  other market risk.

After hedging risk through derivatives, the remaining potential for gain or loss is managed. This is due to the gains or losses on the underlying physical transactions being offset by the gains or losses on the related derivative instrument. Hedging activities also enable us to minimise the volatility of our cash flows due to changes in interest rates and foreign currency exchange rates.

We do not speculatively trade in derivative instruments. All our derivative transactions are entered into to hedge the risks relating to underlying physical transactions.

To hedge our interest rate risk, we mainly use interest rate swaps and cross currency swaps. Our interest rate risk is calculated on our net debt portfolio which includes both physical borrowings such as bonds and commercial paper and associated derivative instruments. We manage our net debt in accordance with set targeted interest rate profiles and debt maturity profiles.

To hedge our foreign currency risk, we predominantly use cross currency swaps and forward foreign currency contracts.

Our currency risk arising from translation of foreign currency borrowings and investments is determined by reference to the underlying primary instrument. In relation to borrowings, we effectively remove the currency risk by fully converting them to Australian dollar borrowings at drawdown by applying cross currency swaps, unless a natural hedge exists. In relation to investments, we hedge borrowings in the same currency and with the same interest rate characteristics where appropriate. We enter into forward foreign currency contracts on anticipated future transactions to reduce our risk to a level considered acceptable by the company.

Foreign currency risk on transactions (i.e. excluding translation risks) are calculated on a net foreign exchange basis for individual currencies. This underlying foreign exchange risk is combined (offset) with the associated foreign exchange derivatives used to hedge these risks generating our net foreign exchange risk.

Foreign currency risk also arises on translation of the financial reports of our non-Australian controlled entities. Our significant non-Australian controlled entities operate independently from us both financially and operationally. As a result, the majority of the foreign currency gains or losses arising from this risk are recorded through the foreign currency translation reserve. Where hedging of this risk is undertaken, we prefer to use foreign currency borrowings to provide a natural hedge position. Where this is not an option, other derivative instruments are used (e.g. forward foreign currency contracts).

We enter into, and hedge transactions in the following significant foreign currencies:

..  United States dollars;
..  British pounds sterling;
..  New Zealand dollars;
..  Euro;
..  Hong Kong dollars; and
..  Japanese yen.

                             Telstra Corporation Limited and controlled entities

--------------------------------------------------------------------------------

29. Additional financial instruments disclosures (continued)

Interest rate risk

Our exposure to interest rate risk and the effective interest rates on financial instruments at 30 June 2003 are shown in Table A below. This information includes all financial instruments both recognised and unrecognised in the statement of financial position. The information as at 30 June 2002 is shown in Table B.

Table A                                                                         Telstra Group
---------------------------------------------------------------------------------------------------------------------------------
                                                                          As at 30 June 2003
                                                                        Interest rate
                                            Weighted  ------------------------------------------------
                                            average   Floating              Fixed due dates                Non
                                           effective            --------------------------------------  interest
                                            interest            1 yr.or less  2 to 5 yrs.  over 5 yrs.   bearing  Total (c)
                                              rate    ---------------------------------------------------------------------
                                               %         $m          $m            $m           $m         $m         $m     Note
---------------------------------------------------------------------------------------------------------------------------
Financial assets
Cash assets...........................(a)       4.48     1,101            --           --           --       199      1,300     8
Trade debtors and accrued revenue........         --        --            --           --           --     3,305      3,305     9
Bank deposits, bills of exchange
and commercial paper > 90 days........(a)         --        --            --           --           --        --         --     9
Share loan to employees..................         --        --            --           --           --       198        198     9
Other receivables.....................(a)       2.50        --            --           --           88       346        434     9
Loans to joint ventures and
associated entities...................(a)       5.23        --            33           29           --        --         62     9
Cross currency swaps..................(a)         --    (1,892)           10        2,192          (27)       --        283     9
Investments...........................(b)         --        --            --           --           --        96         96    11
PCCW converting note..................(a)       5.00        --            --           83           --        --         83    14
                                                      ---------------------------------------------------------------------
Total financial assets/(liabilities)
as at 30 June 2003.......................                 (791)           43        2,304           61     4,144      5,761
                                                      ---------------------------------------------------------------------
Financial liabilities
Trade creditors and accrued
expenditure..............................         --        --            --           --           --     2,275      2,275    15
Other creditors..........................         --        --            --           --           --       301        301    15
Loan from joint venture entity........(a)       4.70        --             1           --           --       --           1    16
Bills of exchange and commercial
paper.................................(a)       3.22       643            --           --           --        --        643    16
Bank loans............................(a)         --        --            --           --           --        --         --    16
Telstra bonds.........................(a)       8.19        --           210          784        1,619        --      2,613    16
Other loans...........................(a)       5.65        --           449        4,409        3,994        --      8,852    16
Cross currency swaps..................(a)         --       593            --         (148)         (19)       --        426    16
Finance lease liabilities.............(a)       7.55        --            18            2           --        --         20    16
Interest rate swaps...................(a)         --     2,222           230         (149)      (2,303)       --         --
                                                      ---------------------------------------------------------------------
Total financial liabilities as at
30 June 2003.............................                3,458           908        4,898        3,291     2,576     15,131
                                                      ---------------------------------------------------------------------
Net financial assets/(liabilities)
as at 30 June 2003.......................               (4,249)         (865)      (2,594)      (3,230)    1,568     (9,370)
                                                      =====================================================================

<F1>
(a) The effective yield (effective interest rate) on our net debt at 30 June 2003 was 7.45%, after taking into account the impact of interest rate swaps and cross currency swaps.
<F2>
(b) This excludes investments in joint venture entities and associated entities.
<F3>
(c) Carrying amount as per statement of financial position.

Telstra Corporation Limited and controlled entities

--------------------------------------------------------------------------------

29. Additional financial instruments disclosures (continued)

Interest rate risk (continued)

Table B                                                                         Telstra Group
---------------------------------------------------------------------------------------------------------------------------------
                                                                            As at 30 June 2002
                                                                        Interest rate
                                            Weighted  ------------------------------------------------
                                            average   Floating              Fixed due dates                Non
                                           effective            --------------------------------------  interest
                                            interest            1 yr.or less  2 to 5 yrs.  over 5 yrs.   bearing  Total(c)
                                              rate    ---------------------------------------------------------------------
                                               %            $m            $m           $m           $m        $m         $m  Note
---------------------------------------------------------------------------------------------------------------------------
Financial assets
Cash assets...........................(a)       3.45       759            --           --           --       311      1,070     8
Trade debtors and accrued revenue........         --        --            --           --           --     3,438      3,438     9
Bank deposits, bills of exchange and
commercial paper > 90 days............(a)       5.15       388            --           --           --        --        388     9
Share loan to employees..................         --        --            --           --           --       230        230     9
Other receivables.....................(a)       3.50        --            --           --          115       184        299     9
Loans to joint ventures and
associated entities...................(a)       4.61        --            16           46           --        --         62     9
Cross currency swaps..................(a)         --    (1,916)          148        1,548          871        --        651     9
Investments...........................(b)         --        --            --           --           --       105        105    11
PCCW converting note..................(a)       5.00        --            --          337           --        --        337    14
                                                      ---------------------------------------------------------------------
Total financial assets/(liabilities)
as at 30 June 2002.......................                 (769)          164        1,931          986     4,268      6,580
                                                      ---------------------------------------------------------------------
Financial liabilities
Trade creditors and accrued
expenditure..............................         --        --            --           --           --     2,336      2,336    15
Other creditors..........................         --        --            --           --           --       555        555    15
Loan from joint venture entity........(a)       4.70        --             4           --           --        --          4    16
Bills of exchange and commercial
paper.................................(a)       4.41       602            --           --           --        --        602    16
Bank loans............................(a)       3.87     1,613            --           --           --        --      1,613    16
Telstra bonds.........................(a)       8.74        --           582          989        1,616        --      3,187    16
Other loans...........................(a)       5.85        --           148        3,736        4,932        --      8,816    16
Cross currency swaps..................(a)         --       331            --           --         (217)       --        114    16
Finance lease liabilities.............(a)       7.11        --            20           21           --        --         41    16
Interest rate swaps...................(a)         --     1,150          (280)      (1,763)         893        --         --    --
                                                      ---------------------------------------------------------------------
Total financial liabilities as at
30 June 2002.............................                3,696           474        2,983        7,224     2,891     17,268
                                                      ---------------------------------------------------------------------
Net financial assets/(liabilities)
as at 30 June 2002.......................               (4,465)         (310)      (1,052)      (6,238)    1,377    (10,688)
                                                      =====================================================================

<F1>
(a) The effective yield (effective interest rate) on our net debt at 30 June 2002 was 7.7%, after taking into account the impact of interest rate swaps and cross currency swaps.
<F2>
(b) This excludes investments in joint venture entities and associated entities.
<F3>
(c) Carrying amount as per statement of financial position.

                             Telstra Corporation Limited and controlled entities

--------------------------------------------------------------------------------

29. Additional financial instruments disclosures (continued)

Credit risk

The recorded amounts of financial assets included in the consolidated statement of financial position, net of any applicable provisions for loss, represent our maximum exposure due to credit risk for these assets. Where entities have a right of set-off and intend to settle on a net basis under master netting arrangements, this set-off has been recognised in the financial statements on a net basis. Accordingly, our maximum credit risk exposure amounts to $5,761 million (2002: $6,580 million).

The major concentrations of credit risk for the group arise from our transactions in money market instruments, forward foreign currency contracts, cross currency and interest rate swaps. One of the methods that we use to manage the risk relating to these instruments is to monitor our exposure by country of institution. When reviewing concentrations of risk, we adjust for the period to maturity of relevant instruments in our portfolio to accurately consider our exposure at a point in time. On this basis, our credit risk exposure (which includes a time based volatility allowance (VAR)) by country of institution is included in Table C below.

Table C                           Telstra Group
-------------------------------------------------------------
                     Credit risk concentrations (VAR based)
                                  As at 30 June
                    -----------------------------------------
                             2003                 2002
                          %        $m           %        $m
---------------------------------------   -------------------
Australia........         30      2,232         26      2,079
United States....         51      3,876         51      4,027
Japan............         --         16         --         35
Europe...........          9        680         11        847
Hong Kong........         --         --          5        405
Other............         10        767          7        542
                    -------------------   -------------------
                         100      7,571        100      7,935
                    ===================   ===================

We also have credit risk exposure to an individual contracting entity through a converting note we hold in PCCW Limited (PCCW). Our maximum credit risk exposure relating to this transaction amounts to $83 million (2002: $337 million) (refer to note 14 for further information).

Outside of these above transactions, we do not have any other significant exposure to any individual contracting entity.

Net fair value of our financial assets and financial liabilities

Apart from those items referred to below, our financial assets and financial liabilities recorded in the statement of financial position approximate net fair value.

Table D                           Telstra Group
----------------------------------------------------------
                        Carrying amount    Net fair value
                         As at 30 June     As at 30 June
                         2003     2002     2003     2002
                              %    $m           %    $m
----------------------------------------  ----------------
Not readily traded
Financial assets
Converting note
issued by PCCW               83      337       85      337
                        ----------------  ----------------
Traded on organised
markets
Financial assets
Listed
investments                  32       41       89      144
                        ----------------  ----------------
Financial liabilities
Telstra bonds             2,663    3,253    2,990    3,472
Other loans               8,957    8,904    9,707    9,097
                        ----------------  ----------------
                         11,620   12,157   12,697   12,569
                        ----------------  ----------------

Unless there is evidence to suggest otherwise, financial assets and financial liabilities with a short term to maturity are considered to approximate net fair value. This includes items such as bank deposits, trade debtors, payables, bills of exchange and commercial paper.

The net fair values of other financial assets and financial liabilities (apart from our listed investments) are determined through reference to discounted cash flows, current risk adjusted market interest rates and any rights specific to each instrument or group of instruments. The net fair values of our listed investments are determined by reference to prices quoted on the relevant stock exchanges where the securities are traded.

The net fair value of our derivative instruments is included in the following discussion on derivatives.

Telstra Corporation Limited and controlled entities

--------------------------------------------------------------------------------

29. Additional financial instruments disclosures (continued)

Other information on our primary financial instruments

Until 28 June 2002, we held a US$750 million convertible note issued by PCCW. On this date, PCCW redeemed the note in full and the fair value of the redemption was applied to acquire PCCW's 40% interest in Telstra CSL Limited and to subscribe to a new US$190 million mandatorily converting secured note. We valued the original note on a yield to maturity basis which resulted in a $96 million expense recorded in our statement of financial performance in fiscal 2002. As this transaction was completed at the prior year end, the carrying value of the converting note was considered to represent fair value at 30 June 2002. Also included in interest expense for fiscal 2002, was $66 million relating to a mark to market adjustment for interest rate swaps taken out over the convertible note where the underlying exposure was no longer present.

On 25 April 2003, the converting note was partially redeemed by PCCW as part of our entry into a capacity prepayment arrangement with our 50% owned joint venture, Reach Ltd. The remaining converting note at the time of entry into this arrangement was approximately US$54 million (refer to note 9 and note 14 for additional information).

Additional information about our derivative instruments

As indicated, we enter into contracts for derivative instruments to hedge risks relating to underlying transactions. The following information provides further details on terms and conditions relating to those derivative instruments. To appropriately assess our exposure to risk, these secondary instruments should be viewed in the context of the underlying transactions and balances being hedged. As a result, net market values and other data should not be assessed on their own.

Our major exposure to interest rate risk and foreign currency risk arises from our loans and borrowings. It is our policy to hedge the interest rate exposure on our debt portfolio to adjust the ratio of fixed interest debt to variable interest debt, as required by our debt management policy. We also hedge currency exposure on our foreign currency loans and borrowings remaining after considering any natural hedging positions. We mainly use cross currency swaps, interest rate swaps, and forward foreign currency exchange contracts to achieve this position.

The terms and conditions in relation to interest rate and maturity of the cross currency swaps are similar to the terms and conditions of the underlying hedged borrowings in note 16.

The due dates of interest rate swaps match the due dates of the underlying debt within the requirements of our debt management policy. Net interest receipts and payments are recognised as an adjustment to borrowing costs.

At 30 June 2003 and 2002, the Australian dollar interest rates applicable to our derivatives varied as shown in Table E below.

Table E                      Telstra Group
----------------------------------------------------
                          Interest rate variations
                               As at 30 June
                        ----------------------------
Cross currency
swaps                       2003           2002
----------------------------------------------------
Fixed.................  from 7.05% to  from 7.05% to
                             7.87%          7.87%
Variable..............  from 4.60% to  from 4.69% to
                             6.14%          6.58%
Interest rate swaps
-------------------------------------  -------------
Fixed.................  from 5.25% to  from 5.25% to
                            10.11%          8.46%
Variable..............  from 4.42% to  from 4.15% to
                             5.21%          5.44%
----------------------------------------------------

The notional principal amounts of interest rate swaps represent the face values of swap contracts entered into by us and that are outstanding at balance date. The notional principal amounts do not represent amounts exchanged or to be exchanged by the parties to the contract. They are not a true reflection of the credit risk and are therefore not recorded in the statement of financial position.

The maturity dates, net notional principal amounts, net fair value and carrying amounts of our outstanding interest rate swaps at balance date are shown in Table F following.

The gross notional principal amounts of our interest rate swaps are $11,551 million (2002: $11,416 million). The gross notional principal amounts of interest rate swaps is significantly larger than the net notional principal amounts shown. This is due to the net notional principal amount taking into account our offsetting positions. Gross positions have also been modified over time as volumes and positions have changed.

                             Telstra Corporation Limited and controlled entities

--------------------------------------------------------------------------------

29. Additional financial instruments disclosures (continued)

Additional information about our derivative instruments (continued)

Table F                                                                            Telstra Group
----------------------------------------------------------------------------------------------------------------------------
                                                           Net notional
                                                       principal amount (a)      Net fair value (b)     Carrying amount (c)
----------------------------------------------------------------------------------------------------------------------------
                                                                                   As at 30 June
                                                            2003        2002        2003        2002        2003        2002
                                                              $m          $m          $m          $m          $m          $m
----------------------------------------------------------------------------------------------------------------------------
Interest rate swaps with floating interest rates
- Less than one year receivable/(payable)...........        (230)        280          (4)         (3)         (2)         (1)
- One to five years receivable/(payable)............         149       1,763         (71)        (89)         (8)        (79)
- Greater than five years receivable/(payable)......       2,303        (893)        319         (12)         31          (8)
                                                       ---------------------------------------------------------------------
                                                           2,222       1,150         244        (104)         21         (88)
                                                       =====================================================================

<F1>
(a) At 30 June 2003 and 30 June 2002, we had a net interest rate swap position of pay fixed. This means that on a net basis we receive interest on the interest rate swap at variable rates and pay interest on the interest rate swaps at fixed rates. As a result our exposure to movements in interest rates is managed.

<F2>
(b) The net fair value represents the market value of both the fixed and floating components of our interest rate swaps.

<F3>
(c) The carrying amount represents the accrued interest payable on interest rate swaps which is included in current payables.

The maturity profile, net principal amounts, net fair values and carrying amounts of our outstanding cross currency swaps at balance date are shown in Table G below.

Table G                                                  Telstra Group
-----------------------------------------------------------------------------------------------
                                     Notional
                               principal amount (a)   Net fair value (b)    Carrying amount (c)
-----------------------------------------------------------------------------------------------
                                                         As at 30 June
                                    2003       2002       2003       2002       2003       2002
                                      $m         $m         $m         $m         $m         $m
-----------------------------------------------------------------------------------------------
Cross currency swaps
- Less that one year.........        440        119          8         36          7         31
- One to five years..........      4,024      3,273        348        561        172        502
- Greater than five years....      4,287      4,894       (477)      (102)      (308)        33
                               ----------------------------------------------------------------
                                   8,751      8,286       (121)       495       (129)       566
                               ================================================================

<F1>
(a) The notional principal amount represents the face value of the payable leg of our swaps we have entered into, denominated in Australian dollars.

<F2>
(b) The net fair value represents the market value of our outstanding cross currency swaps.
<F3>

(c) The carrying amount represents the net principal which is recorded in interest bearing liabilities, current receivables and non current receivables and accrued interest which is recorded in current receivables.

                                                                             301

Telstra Corporation Limited and controlled entities

--------------------------------------------------------------------------------

29. Additional financial instruments disclosures (continued)

Additional information about our derivative instruments (continued)

We also have exposure to foreign currency risk through our ongoing business activities where we have purchase or settlement commitments in foreign currencies. This includes equipment and material purchases or other currency conversion exposures on ongoing receivables and payables, excluding loan and borrowing balances. In addition, we have exposure to foreign currency risk as a result of our investments in offshore activities, including our investments in TelstraClear Limited and Hong Kong CSL Limited. This risk is created by the translation of the net assets of these entities from their operating currency to Australian dollars. Our exposures before and after hedging are detailed in Table H below:

Table H                                                 Telstra Group
-------------------------------------------------------------------------------
                                                 Exposure          Exposure
                                              before hedging     after hedging
-------------------------------------------------------------------------------
                                              As at 30 June     As at 30 June
                                                2003     2002     2003     2002
                                                  $m       $m       $m       $m
-------------------------------------------------------------   ---------------
Net anticipated future transactions
(amounts payable)...........................     273      503      139      261
Net transaction exposure (on amounts payable
recorded in the statement of financial
position)...................................     176      299       79      154
Translation exposure (offshore investments).  (1,802)    (959)  (1,065)    (959)
                                              ---------------   ---------------
                                              (1,353)    (157)    (847)    (544)
                                              ===============   ===============
The maturity dates of the anticipated future
transactions are as follows:
Less than one year..........................     264      503
One to five years...........................       9       --
                                              ---------------
                                                 273      503
                                              ===============

Our hedging policy provides effective hedging for all our foreign currency exchange exposures within levels considered acceptable to the company.

Details of forward foreign currency contracts we have entered into to hedge our trading activities are combined with forward foreign currency contracts entered into to hedge our loans and borrowings in Table I below. Details include net Australian dollar amounts receivable/(payable), settlement dates and average contractual forward exchange rates.

Table I                                                        Telstra Group
-------------------------------------------------------------------------------
                                                               As at 30 June
                                                                2003       2002
                                                                  $m         $m
-------------------------------------------------------------------------------

United States dollars
- less than three months, at rates averaging United States
  dollars $0.5465 (2002: US$0.5389).......................         6        117
- 3 to 12 months, at rates averaging United States
  dollars $0.6112 (2002: US$0.5643).......................        97        251
- 12 to 18 months, at rates averaging United States
  dollars $0.6046 (2002: US$0.4989).......................         5          9
- over 18 months, at rates averaging United States
  dollars $0.6716 (2002: US$0.5630).......................        16         (2)
                                                            -------------------
                                                                 124        375
                                                            -------------------

                             Telstra Corporation Limited and controlled entities

--------------------------------------------------------------------------------

29. Additional financial instruments disclosures (continued)

Additional information about our derivative instruments (continued)

Table I (continued)                                             Telstra Group
-------------------------------------------------------------------------------
                                                                As at 30 June
                                                                 2003      2002
                                                                   $m        $m
-------------------------------------------------------------------------------
British pounds sterling
- less than three months, at rates averaging British pounds
  sterling 0.3560 (2002: British pounds sterling 0.3991)....        1         1
- 3 to 12 months, at rates averaging British pounds
  sterling nil (2002: British pounds sterling 0.3784).......       --         7
                                                               ----------------
                                                                    1         8
                                                               ----------------
Euro
- less than three months, at rates averaging Euro 0.5430
  (2002: Euro 0.5895).......................................        3        17
- 3 to 12 months, at rates averaging Euro nil
  (2002: Euro 0.5927).......................................       --        31
                                                               ----------------
                                                                    3        48
                                                               ----------------
Japanese yen
- less than three months, at rates averaging Japanese
  yen nil (2002: Japanese yen 69.5398)......................       --         1
- 3 to 12 months, at rates averaging Japanese yen nil
  (2002: Japanese yen 70.2000)..............................       --         3
                                                               ----------------
                                                                   --         4
                                                               ----------------
New Zealand dollars
- less than three months, at rates averaging New Zealand
  dollars $1.1465 (2002: New Zealand dollars $1.215)........     (148)     (500)
                                                               ----------------
                                                                 (148)     (500)
                                                               ----------------
Hong Kong dollars
- less than three months, at rates averaging Hong Kong
  dollars $4.4593 (2002: Hong Kong dollars nil).............     (255)       --
                                                               ----------------

Our offshore controlled entities have also entered into the
following Australian dollar forward foreign currency
contracts:
- less than three months, at rates averaging Australian
  dollars $0.8764 (2002: Australian dollars nil)............       (1)       --
- 3 to 12 months, at rates averaging Australian dollars
  $0.9702 (2002: Australian dollars nil)                           (4)       --
                                                               ----------------
                                                                   (5)       --
                                                               ----------------

The net fair value of forward foreign currency contracts at 30 June 2003 is a $22 million gain (2002: $30 million loss).

For interest rate swaps, cross currency swaps and forward foreign currency contracts where the carrying amount is in excess of net fair value at balance date, no reduction to net fair value is made since these derivatives act as hedges of underlying physical transactions.

In addition to the credit risk on our primary financial instruments, we also have exposure on our derivative instruments. The values shown in Table J below include all transactions where the net fair value is favourable. For credit purposes, there is only a credit risk where the contracting entity is liable to pay us in the event of a closeout. The amounts disclosed in Table J are different from those shown in the net fair value amounts in Tables G and H as these show the net fair value after netting favourable against unfavourable transactions. Table J only shows the favourable transactions.

Table J                                                 Telstra Group
------------------------------------------------------------------------
                                                        Net fair value
                                                     -------------------
                                                        As at 30 June
                                                         2003       2002
                                                           $m         $m
------------------------------------------------------------------------
Interest rate swaps...............................        623        129
Cross currency swaps..............................        431        562
Forward foreign currency contracts................         50          9
                                                     -------------------
                                                        1,104        700
                                                     ===================

Telstra Corporation Limited and controlled entities

--------------------------------------------------------------------------------

30. United States generally accepted accounting principles disclosures

Reconciliations to financial reports prepared using USGAAP

Our consolidated financial report is prepared in accordance with accounting principles generally accepted in Australia (AGAAP). AGAAP has significant differences from the accounting principles generally accepted in the United States (USGAAP).The significant differences between AGAAP and USGAAP are presented throughout note 30. Additionally, where there is no conflict with AGAAP requirements we have incorporated some of the additional USGAAP requirements throughout the AGAAP financial statements.

                                                                    Telstra Group
-----------------------------------------------------------------------------------------------
                                                                 Year ended 30 June
                                                          2003       2003       2002       2001
                                               Note         $m       US$m         $m         $m
-----------------------------------------------------------------------------------------------
Reconciliation of net income to USGAAP

AGAAP net income reported in statement of
financial performance..............................      3,429      2,297      3,661      4,058
Adjustments required to agree with USGAAP
Property, plant and equipment.................30(a)       (323)      (216)      (204)      (192)
Retirement benefit gain/(expense).............30(f)        130         87        472       (110)
Amortisation of software assets...............30(i)         --         --         --        (25)
Mobile phone subsidies........................30(k)         --         --         30        144
Income tax benefit/(expense)..................30(l)        164        110        (59)       307
Employee compensation expense.................30(m)         --         --        (41)        (9)
Redundancy and restructuring provision -
fiscal 2000 reversal..........................30(n)         --         --        (94)      (392)
Derivative financial instruments and
hedging activities............................30(o)       (420)      (281)       (17)      (101)
PCCW converting note..........................30(o)         12          8        198       (198)
Sale of Global Wholesale Business to
Reach Ltd (REACH).............................30(p)         --         --         --       (882)
Equity accounting and write-off adjustments
for REACH.....................................30(q)        665        445         36         17
Consolidation adjustment for Telstra CSL
Limited (CSL).................................30(r)         --         --        (65)       959
Fair value / general reserve adjustments......30(s)          9          6        (19)        --
Goodwill adjustments..........................30(t)       (216)      (145)        --         --
                                                      -----------------------------------------
Net income per USGAAP..............................      3,450      2,311      3,898      3,576
                                                      =========================================
Statement of financial performance measured
and classified per USGAAP

Operating revenue (i)..............................     20,495     13,732     20,196     19,456
Operating expenses:
Labour.............................................      3,074      2,060      2,862      2,899
Goods and services purchased.......................      3,236      2,168      3,613      3,320
Depreciation and amortisation......................      3,532      2,366      3,536      3,149
Other operating expenses...........................      4,337      2,906      4,072      3,854
                                                      -----------------------------------------
Total operating expenses...........................     14,179      9,500     14,083     13,222
                                                      -----------------------------------------
Operating income...................................      6,316      4,232      6,113      6,234
Net interest expense (ii)..........................       (823)      (552)      (851)      (705)
Dividend income...................................2          1          1          1         16
Share of net losses of associates and joint
venture entities...................................       (114)       (76)       (41)      (143)
Other (expense)/income (iii).......................       (297)      (199)       537        370
                                                      -----------------------------------------
Net income before income tax expense and
minority interests.................................      5,083      3,406      5,759      5,772
Income tax expense............................30(l)      1,359        911      1,859      2,044
                                                      -----------------------------------------
Net income before minority interests and
cumulative effect adjustments......................      3,724      2,495      3,900      3,728
Minority interests.................................         35         23         (2)        10
                                                      -----------------------------------------
Net income before cumulative effect
adjustments........................................      3,759      2,518      3,898      3,738
Cumulative effect of changes in
accounting principles, net of
tax...............................30(j),30(o),30(t)       (309)      (207)        --       (162)
                                                      -----------------------------------------
Net income per USGAAP..............................      3,450      2,311      3,898      3,576
                                                      =========================================

                             Telstra Corporation Limited and controlled entities

--------------------------------------------------------------------------------

30. United States generally accepted accounting principles disclosures
(continued)

Reconciliations to financial reports prepared using USGAAP
(continued)

                                                                                               Telstra Group
----------------------------------------------------------------------------------------------------------------------------
                                                                                             Year ended 30 June
                                                                                       2003       2003       2002       2001
                                                                            Note         $m       US$m         $m         $m
----------------------------------------------------------------------------------------------------------------------------
Reconciliation of certain statement of financial performance components to USGAAP
Presenting information according to USGAAP involves reclassifying the presentation adopted for AGAAP. The reconciliation of operating revenue, net interest expense and other income from AGAAP to USGAAP is provided below:
Revenue from ordinary activities per AGAAP.....................................2     21,616     14,483     20,802     22,983
Less:
Dividend income................................................................2          1          1          1         16
Revenue from the sale of non current assets....................................2        859        575        302      3,303
Reclassifications due to cumulative effect of change in
accounting principle...................................................1.2, 3(c)         --         --         --       (777)
Writeback of superannuation additional contribution liability.........3(c),30(f)         --         --         --        725
Other revenue per AGAAP (iv)....................................................        261        175        303        260
                                                                                   -----------------------------------------
(i) Operating revenue per USGAAP................................................     20,495     13,732     20,196     19,456
                                                                                   =========================================
Net borrowing costs per AGAAP...................................................       (795)      (533)      (770)      (666)
Additional derivative financial instruments and hedging expenses................        (15)       (10)       (20)       (15)
Interest income on REACH capacity prepayment....................................          2          1         --         --
PCCW converting note interest revenue reversal..................................        (15)       (10)       (61)       (24)
                                                                                   -----------------------------------------
(ii) Net interest expense per USGAAP............................................       (823)      (552)      (851)      (705)
                                                                                   =========================================
(iv) Other revenue per AGAAP....................................................        261        175        303        260
Add/(subtract):
AGAAP Net profit/(loss) on sale of:
- property, plant and equipment.............................................3(a)        173        116         (4)         7
- investments in controlled entities........................................3(a)          5          3          3          4
- investments in joint venture entities.....................................3(a)          3          2         --          2
- investments in associated entities........................................3(a)          9          6         --         --
- investments in listed entities and other corporations.....................3(a)         (2)        (1)        (5)       266
- patents, trademarks and licences..........................................3(a)         --         --          1          8
- business..................................................................3(a)         10          7         --        852
USGAAP reversal of gain on sale of Global Wholesale Business....................         --         --         --       (859)
USGAAP net profit on sale of non current assets.................................         48         33         (7)        38
USGAAP write-off of REACH investment.......................................30(q)       (203)      (136)        --         --
USGAAP impairment of CSL goodwill..........................................30(t)        (85)       (57)        --         --
USGAAP reversal of gain on sale/leaseback and subsequent amortisation......30(a)       (162)      (109)        --         --
Derivative financial instruments and hedging activities.........................       (404)      (271)         4        (59)
PCCW converting note............................................................         27         18        259       (174)
Net foreign currency translation gains/(losses).................................         23         15        (17)        25
                                                                                   -----------------------------------------
(iii) Other (expense)/income per USGAAP.........................................       (297)      (199)       537        370
                                                                                   =========================================

Telstra Corporation Limited and controlled entities

--------------------------------------------------------------------------------

30. United States generally accepted accounting principles disclosures
(continued)

Reconciliations to financial reports prepared using USGAAP
(continued)

                                                                                                 Telstra Group
----------------------------------------------------------------------------------------------------------------------------
                                                                                              Year ended 30 June
                                                                                       2003       2003       2002       2001
                                                                            Note         $m       US$m         $m         $m
----------------------------------------------------------------------------------------------------------------------------
USGAAP Earnings per share
Net income per USGAAP...........................................................      3,450      2,311      3,898      3,576
                                                                                      CENTS   US CENTS      CENTS      CENTS
                                                                                   -----------------------------------------
Basic earnings per share before cumulative effect of change in
accounting principles...........................................................       29.4       19.7       30.5       29.3
Cumulative effect of change in accounting principles (net of tax):
Revenue recognition (SAB 101)..............................................30(j)         --         --         --       (1.1)
Derivative financial instruments and hedging activities....................30(o)         --         --         --       (0.1)
Transition impairment of CSL goodwill................................30(r),30(t)       (2.4)      (1.6)        --         --
                                                                                   -----------------------------------------
Basic earnings per share per USGAAP (cents).....................................       27.0       18.1       30.5       28.1
                                                                                   =========================================
Dilutive earnings per share before cumulative effect of change
in accounting principles........................................................       29.3       19.6       30.4       29.1
Cumulative effect of change in accounting principles (net of tax):
Revenue recognition (SAB 101)..............................................30(j)         --         --         --       (1.1)
Derivative financial instruments and hedging activities....................30(o)         --         --         --       (0.1)
Transition impairment of CSL goodwill................................30(r),30(t)       (2.4)      (1.6)        --         --
                                                                                   -----------------------------------------
Diluted earnings per share per USGAAP (cents)...................................       26.9       18.0       30.4       27.9
                                                                                   =========================================

                                                                                               Number (in millions)
                                                                                   -----------------------------------------
Weighted average number of ordinary shares and common share
equivalents used for basic earnings per share calculations (v)..................     12,793     12,793     12,783     12,764
Weighted average number of employee share options exercised
during the year (vi)............................................................         36         36         44         65
                                                                                   -----------------------------------------
Weighted average number of potential ordinary shares and
common share equivalents used for diluted earnings per share calculations.......     12,829     12,829     12,827     12,829
                                                                                   =========================================

(v) Reconciliation of weighted average number of ordinary shares and common
share equivalents used for basic earnings per share calculations                               Number (in millions)
                                                                                   -----------------------------------------
Number of shares used for AGAAP earnings per share calculations...............18     12,867     12,867     12,867     12,867
Adjusted for weighted average TESOP97 and 99 options outstanding
during the year (vii)...........................................................        (74)       (74)       (84)      (103)
                                                                                   -----------------------------------------
Number of shares used for USGAAP basic earnings per share calculations..........     12,793     12,793     12,783     12,764
                                                                                   =========================================

(vi) Only the TESOP97 options are dilutive to dilutive earnings per share per USGAAP. The average market price of Telstra shares is below the exercise price of the TESOP99 options and therefore the TESOP99 options are not dilutive. The exercise price for TESOP97 and TESOP99 options is the remaining loan balance payable by the employee to Telstra.

(vii) For USGAAP, the earnings per share calculations for fiscal 2003, 2002 and 2001 are affected by the issue of TESOP97 and TESOP99 options referred to in note 30(m) below.

                             Telstra Corporation Limited and controlled entities

--------------------------------------------------------------------------------

30. United States generally accepted accounting principles disclosures
(continued)

Reconciliations to financial reports prepared using USGAAP
(continued)

                                                                                                 Telstra Group
----------------------------------------------------------------------------------------------------------------------------
                                                                                                 As at 30 June
                                                                                       2003       2003       2002       2001
                                                                            Note         $m       US$m         $m         $m
----------------------------------------------------------------------------------------------------------------------------
Reconciliation of shareholders' equity to USGAAP
AGAAP shareholders' equity per statement of financial position..................     15,422     10,333     14,106     13,722
Cumulative adjustments required to agree with USGAAP
Property, plant and equipment..............................................30(a)         96         65        419        622
Listed investments (available-for-sale securities).........................30(b)         57         38        103        417
Dividend payable......................................................7,17,30(c)         --         --      1,415      1,416
Minority interests.........................................................30(d)         (2)        (2)         2       (483)
Retirement benefits........................................................30(f)      4,217      2,825      4,087      3,615
Mobile phone subsidies.....................................................30(k)         --         --         --        (30)
Income tax.................................................................30(l)     (1,031)      (691)    (1,293)    (1,337)
Employee share loans.......................................................30(m)       (198)      (133)      (230)      (270)
Redundancy and restructuring provision - fiscal 2000.......................30(n)         --         --         --         94
Derivative financial instruments and hedging activities....................30(o)       (538)      (360)      (133)      (133)
PCCW converting note (available-for-sale security).........................30(o)          2          1         --       (104)
Sale of Global Wholesale Business to Reach Ltd - fiscal 2001...............30(p)       (882)      (591)      (882)      (882)
Equity accounting and write-off adjustments for Reach Ltd................. 30(q)        696        466         41         17
Consolidation adjustment for Telstra CSL Limited (CSL).....................30(r)        456        306        821      1,131
Fair value / general reserve adjustments...................................30(s)        (54)       (36)       (54)        --
Goodwill adjustments.......................................................30(t)       (216)      (145)        --         --
                                                                                    ----------------------------------------
Shareholders' equity per USGAAP.................................................     18,025     12,076     18,402     17,795
                                                                                    ========================================
Statement of financial position measured and classified per USGAAP
Current assets
Cash...........................................................................8      1,300        871      1,070      1,077
Accounts receivable, net........................................................      3,561      2,386      4,038      4,259
Inventories...................................................................10        260        174        204        320
Deferred tax asset.........................................................30(l)        166        111        301        171
Other assets....................................................................        578        387        604        519
                                                                                    ----------------------------------------
Total current assets............................................................      5,865      3,929      6,217      6,346
                                                                                    ----------------------------------------
Non current assets
Receivables.....................................................................        259        174        178         74
Derivative financial instruments................................................        694        465        637        514
Inventories...................................................................10         14          9         20          8
Investments - accounted for using the equity method.............................        161        108        386        424
Investments - other non current.................................................        238        159        545      1,963
Property, plant and equipment...................................................     44,635     29,906     43,800     41,196
Accumulated depreciation of proprerty, plant and equipment......................    (21,356)   (14,309)   (19,515)   (17,758)
Goodwill, net...................................................................      2,112      1,415      2,800      2,636
Other intangible assets, net....................................................      1,146        768      1,358      1,464
Prepaid pension assets.....................................................30(f)      4,217      2,825      4,087      3,615
Other assets....................................................................      2,437      1,633      2,206      2,078
                                                                                    ----------------------------------------
Total non current assets........................................................     34,557     23,153     36,502     36,214
                                                                                    ----------------------------------------
Total assets....................................................................     40,422     27,082     42,719     42,560
                                                                                    ========================================

Telstra Corporation Limited and controlled entities

--------------------------------------------------------------------------------

30. United States generally accepted accounting principles disclosures
(continued)

Reconciliations to financial reports prepared using USGAAP
(continued)

                                                                                                     Telstra Group
---------------------------------------------------------------------------------------------------------------------------------
                                                                                                      As at 30 June
                                                                                            2003       2003       2002       2001
                                                                                 Note         $m       US$m         $m         $m
---------------------------------------------------------------------------------------------------------------------------------
Statement of financial position measured and classified per USGAAP (continued)
Current liabilities

Payables............................................................................       2,525      1,692      2,793      2,823
Borrowings - short term debt.......................................................16        644        431        606      2,552
Borrowings - long term debt due within one year....................................16        679        455      1,260         52
Income tax payable..................................................................4        660        442        632        657
Provisions..........................................................................         353        237        488        557
Revenue received in advance.........................................................         991        664      1,037      1,128
                                                                                       ------------------------------------------
Total current liabilities...........................................................       5,852      3,921      6,816      7,769
                                                                                       ------------------------------------------
Non current liabilities
Payables............................................................................          13          9        129        120
Derivative financial instruments....................................................         549        368        267        103
Borrowings - long term debt.........................................................      11,580      7,758     12,372     11,943
Income tax payable..................................................................          --         --         --         91
Deferred tax liability..........................................................30(l)      3,011      2,017      3,449      2,967
Provisions..........................................................................         814        545        848        846
Revenue received in advance.........................................................         576        386        438        456
                                                                                       ------------------------------------------
Total non current liabilities.......................................................      16,543     11,083     17,503     16,526
                                                                                       ------------------------------------------
Total liabilities...................................................................      22,395     15,004     24,319     24,295
                                                                                       ==========================================
Minority interests..................................................................           2          2         (2)       470
                                                                                       ------------------------------------------
Net assets                                                                                18,025     12,076     18,402     17,795
                                                                                       ==========================================
Shareholders' equity
Contributed equity.................................................................18      6,433      4,310      6,433      6,433
Share loan to employees.........................................................30(m)       (198)      (133)      (230)      (270)
Additional paid in capital from employee share plans............................30(m)        333        223        333        292
                                                                                       ------------------------------------------
Total share capital.................................................................       6,568      4,400      6,536      6,455
                                                                                       ------------------------------------------
Accumulated other comprehensive (loss)/income (reserves) (ix).......................        (554)      (371)       (27)       532
Retained earnings...................................................................      12,011      8,047     11,893     10,808
                                                                                       ------------------------------------------
Total shareholders' equity..........................................................      18,025     12,076     18,402     17,795
                                                                                       ==========================================

(viii) Cost of sales includes both direct and indirect costs involved in the sale of hte Company's goods and services. For a service company this would commonly include depreciation and other indirect costs associated with the provision of services. However, the Company does not report its costs according to this description and classifies all of its expenses according to the nature of the expense, referred to as "goods and services purchased" in relation to the sale of goods and services. Goods and services purchased comprises:

     . Network service capacity from external communication service providers;
     .  Mobile handsets from third party suppliers;
     .  Cost of goods sold; and
     .  Directory paper costs.

Goods and services purchased does not equate to cost of sales due to the non inclusion of depreciation and other indirect costs associated with the provision of our telecommunications services.

                             Telstra Corporation Limited and controlled entities

--------------------------------------------------------------------------------

30. United States generally accepted accounting principles disclosures
(continued)

Reconciliations to financial reports prepared using USGAAP
(continued)

(ix) Accumulated other comprehensive (loss)/income (reserves)

Accumulated other comprehensive (loss)/income, net of related tax, for USGAAP consists of the following components:

                                                             Telstra Group
-------------------------------------------------------------------------------
                                                             As at 30 June
                                                         2003     2002     2001
                                                           $m       $m       $m
-------------------------------------------------------------------------------
General reserve.....................................       --       --        4
                                                       ------------------------
Foreign currency translation reserve................     (645)     (98)     188
(tax effect)........................................       72       17      (15)
                                                       ------------------------
                                                         (573)     (81)     173
                                                       ------------------------
Derivative financial instruments....................      (22)     (27)     (31)
(tax effect)........................................        7        9        9
                                                       ------------------------
                                                          (15)     (18)     (22)
                                                       ------------------------
Unrealised gain on available-for-sale securities....       47      103      511
(tax effect)........................................      (13)     (31)    (134)
                                                       ------------------------
                                                           34       72      377
                                                       ------------------------
Accumulated other comprehensive
(loss)/ income (net of tax).........................     (554)     (27)     532
                                                       ========================

Other comprehensive loss disclosure

Other comprehensive loss is calculated by totalling movements in shareholders' equity that are not related to contributions from owners or payments to owners.

                                                            Telstra Group
-------------------------------------------------------------------------------
                                                          Year ended 30 June
                                                         2003     2002     2001
                                                           $m       $m       $m
-------------------------------------------------------------------------------
General reserve.....................................       --       (4)       3
Foreign currency translation reserve (after tax)....     (492)    (254)     214
Derivativefinancialinstruments (after tax)..........        3        4      (22)
Unrealised (loss)/gain on available-for-sale
securities (after tax)..............................      (49)    (302)      31
Realised loss/(gain) on sale of available-for-sale
securities (after tax) transferred to net income....       11       (3)    (266)
                                                       ------------------------
USGAAP other comprehensive loss.....................     (527)    (559)     (40)
                                                       ========================

The re-classification out of accumulated other comprehensive (loss)/ income to net income was determined on the basis of specific identification.

In fiscal 2003, the proceeds from sales of available-for-sale equity securities were $7 million (2002: $22 million, 2001: $603 million).

Total comprehensive income disclosure

Total comprehensive income is calculated by adding net income and other comprehensive loss.

                                                             Telstra Group
-------------------------------------------------------------------------------
                                                          Year ended 30 June
                                                         2003     2002     2001
                                                           $m       $m       $m
-------------------------------------------------------------------------------
Net income per USGAAP...............................    3,450    3,898    3,576
USGAAP other comprehensive loss.....................     (527)    (559)     (40)
                                                       ------------------------
USGAAP Total comprehensive income...................    2,923    3,339    3,536
                                                       ========================

Telstra Corporation Limited and controlled entities

--------------------------------------------------------------------------------

30. United States generally accepted accounting principles disclosures
(continued)

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

Revaluations of property, plant and equipment are not allowed under USGAAP, except for permanent impairments. Including the broadband network described below, the net adjustment included in the reconciliation to shareholders equity to reduce revalued property, plant and equipment to historical cost for revaluations and impairments not allowed under USGAAP is $401 million for fiscal 2003 (2002: $407 million; 2001: $371 million). For fiscal 2003, net adjustments for depreciation and disposals of $6 million benefit (2002: $36 million expense; 2001: $2 million benefit) has been included in the reconciliation of net income to USGAAP.

Under USGAAP, a permanent impairment loss can only be recorded when the future undiscounted cash flows relating to a group of assets are less than the recorded amount of the assets. Under AGAAP, impairment losses are recorded in accordance with Telstra's accounting policy when discounted future cash flows are less than the recorded amount of the asset. Under AGAAP, in note 3, we recorded no impairment losses during fiscal 2003 or fiscal 2002 and a $31 million impairment loss in fiscal 2001. This loss related to Infrastructure Services & Wholesale projects that were cancelled and the related capitalised internal use software that was written off. This write off was allowed under USGAAP and no adjustment to the USGAAP reconciliation was made.

USGAAP Impairment loss reversal - broadband network: In fiscal 1997, under AGAAP we wrote down the value of our broadband network. We recognised an impairment loss of $342 million in net income and $245 million was adjusted against the asset revaluation reserve. Under USGAAP, the initial future undiscounted cash flows derived from our broadband network were greater than the recorded value and continue to be as at 30 June 2003. The reversal of the impairment loss has been adjusted for in the reconciliations of net income and shareholders' equity to USGAAP and additional depreciation of $62 million was recorded in the reconciliation of net income to USGAAP in fiscal 2003 (2002: $62 million; 2001:
$62 million), included in the net adjustments above.

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

Indirect overheads included as part of the cost of constructed assets

Under AGAAP, before 1 July 1996 we recorded overhead costs directly associated with the construction of our communication assets as part of the cost of those assets. We expensed all indirect overhead costs as incurred. From 1 July 1996, indirect overhead costs (as well as direct overhead costs) associated with operations and management personnel directly involved in the construction of our communication assets have been recorded as part of the cost of those assets. This policy is now the same as USGAAP.

To reflect the current policy, as if it had always been in place for USGAAP purposes, before 1 July 1996, capitalised overheads with a net book value of $515 million (2002:$638 million, 2001: $782 million) have been included in the reconciliation of shareholders' equity to USGAAP as at 30 June 2003. For fiscal 2003, additional depreciation and disposals of $123 million (2002: $144 million; 2001: $142 million) have been included in the reconciliation of net income to USGAAP.

Borrowing costs included as part of the cost of constructed assets

Under AGAAP, before 1 July 1996, we expensed all borrowing costs when incurred. From 1 July 1996, borrowing costs relating to the construction of property, plant and equipment for internal use are recorded as part of the cost of the asset. This policy is now the same as USGAAP.

To reflect the current policy, as if it had always been in place for USGAAP purposes, before 1 July 1996, capitalised interest with a net book value of $144 million (2002:$188 million, 2001: $213 million) have been included in the reconciliation of shareholders' equity to USGAAP as at 30 June 2003. For fiscal 2003, additional depreciation and disposals of $44 million (2002: $24 million; 2001: $51 million) have been included in the reconciliation of net income to USGAAP.

Re-classification of assets held for sale

Under AGAAP, in fiscal 2002 we classified some land and buildings held for sale as other current assets (refer note 14). Under USGAAP, usually assets held for sale should be classified as current assets. However, as these assets were part of a sale and leaseback transaction, the land and buildings remained in property, plant and equipment until the sale was complete. In fiscal 2002, these assets were reclassified, with a net increase to property, plant and equipment of $435 million.

                             Telstra Corporation Limited and controlled entities

--------------------------------------------------------------------------------

30. United States generally accepted accounting principles disclosures
(continued)

Notes to the reconciliations to financial reports prepared using USGAAP (continued)

30(a) Property, plant and equipment (continued)

Reversal of gain on sale of property sold as part of a sale and lease back transaction

The property held for sale under AGAAP in fiscal 2002 was sold in fiscal 2003. Under AGAAP the net gain was recognised in net income.

Under USGAAP, any gains made on assets as part of a sale and leaseback transaction must be deferred and recognised over the period of the underlying leases. For fiscal 2003, the net gain reversed was $162 million before tax and $49 million tax expense in the reconciliations of net income and shareholders' equity to USGAAP.

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

Asset retirement obligations

We adopted the requirements of SFAS 143 "Accounting for Asset Retirement Obligations" (SFAS 143) for the first time from 1 July 2002. SFAS 143 requires us to recognise the fair value of a liability for any legal obligations associated with the retirement of a tangible long-lived asset that results from the acquisition, construction, development, or normal operation of a long-lived asset, with the cost capitalised as part of the asset carrying value.

Asset retirement obligations exist on general purpose leased buildings and certain mobile tower communication assets that are situated on land held under operating leases. Our treatment under AGAAP of these obligations is detailed in note 1.18(c). We have calculated the impact of adopting SFAS 143 and have determined that it is not material to us. Therefore, no adjustment has been made to the USGAAP reconciliation. 30(b) Investments

Investments in joint venture entities and associated entities

From 1 July 1997, we adopted the equity method of accounting for investments in joint venture entities and associated entities (refer note 1.10(b)). Under AGAAP, equity accounting is suspended where the cumulative share of losses and reserve movements have reduced the participating equity investment to zero.

Under USGAAP, equity accounted losses are required to be recognised in net income to the extent that we have other non participating investments in the equity accounted entity (i.e. preference shares or loans). In fiscal 2003 we ceased equity accounting our REACH investment under AGAAP due to the investment being written off to zero.

On 25 April 2003 we made a capacity prepayment of $230 million (US$143 million) to REACH. This advance will accrue interest on a compounding basis at a market reference rate and is to be repaid through the provision of capacity in the future at market prices. This is recorded as a receivable under AGAAP (refer to note 9). Under USGAAP, this amount (including accrued interest) is considered to be a non participating investment in REACH. As such we continue to equity account our share of the net assets and losses of REACH under USGAAP as an adjustment to the adjusted basis of the receivable. Refer to note 30(q) for further details regarding this adjustment.

In fiscal 2001, our investment in Reach Ltd, was initially recorded at a cost of negative $30 million (refer note 30(p)). This negative investment was increased to zero by crediting the goodwill created on the acquisition of Telstra CSL Limited (CSL).

Equity securities (joint venture entities and associated entities)

Under AGAAP, temporary changes in the fair values of debt and equity securities are not required to be adjusted and recorded in the financial statements. AGAAP however does require permanent impairments in the value of debt and equity securities to be recorded in the statement of financial performance.

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

Telstra Corporation Limited and controlled entities

--------------------------------------------------------------------------------

30. United States generally accepted accounting principles disclosures
(continued)

Notes to the reconciliations to financial reports prepared using USGAAP (continued)

30(b) Investments (continued)

Available-for-sale securities

The following is a summary of our available-for-sale debt and equity securities:

                                                              Telstra Group
------------------------------------------------------------------------------------------------------
                                                            As at 30 June 2003
                                                                                                   Net
                                                           Accrued   Amortised              unrealised
                                                Principal  interest       cost  Fair value        gain
                                          Note         $m        $m         $m          $m          $m
------------------------------------------------------------------------------------------------------
Marketable securities included in cash:
Bank bills and promissory notes........             1,101         3      1,104       1,104          --
                                                ======================================================
Equity securities:
Listed investments.....................     11         32        --         --          89          57
                                                ------------------------------------------
Income tax expense.....................                                                            (17)
                                                                                            ----------
                                                                                                    40
Debt securities:
PCCW converting note - US$47 million
face value.............................  30(o)         95        --         --          85         (10)
                                                ------------------------------------------
Income tax benefit.....................                                                              4
                                                                                            ----------
                                                                                                    (6)
                                                                                            ----------
Total unrealised gain (net of tax) on
available-for-sale securities...............................................................        34
                                                                                            ==========

                                                              Telstra Group
------------------------------------------------------------------------------------------------------
                                                            As at 30 June 2002
                                                                                                   Net
                                                            Accrued  Amortised              unrealised
                                                Principal  interest       cost  Fair value        gain
                                          Note         $m        $m         $m          $m          $m
------------------------------------------------------------------------------------------------------
Marketable securities included in cash:
Bank deposits, bank bills and
promissory notes.......................               759         2        761         761          --
                                                ======================================================
Marketable securities due within one
year:
Bank bills and promissory notes........               382         1        383         383          --
                                                ======================================================
Equity securities:
Listed investments.....................     11         41        --         --         144         103
                                                --------------------------------------------
Income tax expense.....................                                                            (31)
                                                                                            ----------
                                                                                                    72
Debt securities:
PCCW converting note - US$190 million
face value.............................  30(o)        337        --         --         337          --
                                                ------------------------------------------------------
                                                                                            ----------
Total unrealised gain (net of tax) on available-for-sale securities.........................        72
                                                                                            ==========

                             Telstra Corporation Limited and controlled entities

--------------------------------------------------------------------------------

30. United States generally accepted accounting principles disclosures
(continued)

Notes to the reconciliations to financial reports prepared using USGAAP (continued)

30(b) Investments (continued)

                                Telstra Group
---------------------------------------------
                                As at 30 June
                                 2003    2002
                                   $m      $m
---------------------------------------------
Held-to-maturity securities
Marketable securities maturing
in less than one year:
                                -------------
Foreign currency
deposits (a)..................     --       6
                                =============

(a) Foreign currency deposits are directly related to our finance lease liabilities and can only be used for settlement of these finance leases. The cost basis above equates to fair value.

30(c) Dividend payable recognition

In fiscal 2002 and 2001, under AGAAP, dividends declared after balance date and before approval of the financial reports were recognised as a liability in those financial statements.

Under USGAAP, provisions for dividends are only recognised as liabilities if the dividends are formally declared before balance date. The effect of this adjustment is disclosed in the reconciliation of shareholders' equity to USGAAP. In fiscal 2003, due to a change in AGAAP, AGAAP is now consistent with USGAAP and this adjustment is no longer required. Refer to note 7 for additional disclosures on dividends.

The dividends per share for USGAAP (including the TESOP97 and TESOP99 options outstanding (refer note 30(m) below) as issued shares) in Australian dollars for the last three years are:

                                   Telstra Group
------------------------------------------------------
                                Year ended 30 June
                                  2003    2002    2001
                                 CENTS   CENTS   CENTS
------------------------------------------------------
Dividends paid per share:
Total dividends paid per share
per USGAAP....................    26.0    22.0    18.0
                                ======================

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

30(e) Dealer commissions and bonuses classification

Under AGAAP, dealer commissions and bonuses are included in goods and services purchased as they are directly related to our sales revenue. Under USGAAP, they are classified as other operating expenses. In the statement of financial performance measured and classified under USGAAP, we have reclassified $379 million of dealer commissions and bonuses from goods and services purchased to other operating expenses (2002: $353 million; 2001: $386 million).

30(f) Retirement benefits

Pension costs/benefits (defined as superannuation expense under AGAAP) for our defined benefit plans are based on contributions payable to the plans for the year, at rates determined by the actuary of the defined benefit plans. Refer to note 22 for details of our superannuation plans.

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

Under USGAAP, pension costs/benefits for defined benefit plans are accounted for under Statement of Financial Accounting Standards No. 87 (SFAS 87) "Employers' Accounting for Pensions" and are calculated by an actuary using the projected unit credit method. This method includes current service cost, interest cost, return on plan assets and amortisation of transition assets. Aggregated unrecorded gains and losses of the plans exceeding 10% of the greater of the aggregated projected benefit obligation or the market value of the plan assets are amortised over the average expected service period of active employees expected to receive benefits under the plan.

We adopted SFAS 87 on 1 July 1992, as it was not feasible to adopt SFAS 87 from its effective date of 1 July 1989. The transition asset recorded under SFAS 87 is being amortised from 1 July 1992 over 12 years, ending 30 June 2004. Where scheme assets are greater than the present obligations relating to members' vested entitlements, the difference is recognised as an asset in accordance with USGAAP.

Telstra Corporation Limited and controlled entities

--------------------------------------------------------------------------------

30. United States generally accepted accounting principles disclosures
(continued)

Notes to the reconciliations to financial reports prepared using USGAAP (continued)

30(f) Retirement benefits (continued)

The effect of the adjustments required by SFAS 87 to retirement benefit expense/gain has been disclosed in the USGAAP reconciliations. If we had reported our net periodic pension cost/benefit and the funded status of the defined benefit superannuation plans in accordance with the accounting principles and actuarial assumptions under USGAAP, the disclosures required are as follows:

                                                                   Telstra Group
-----------------------------------------------------------------------------------------
                                                                  Year ended 30 June
                                                              2003   2003    2002    2001
                                                      Note      $m   US$m      $m      $m
-----------------------------------------------------------------------------------------
Net periodic pension (benefit)/cost (all funds
combined) The components of net periodic pension
cost for our defined benefit superannuation plans
are as follows:
Service cost on benefits earned...........................     337    226     333     380
Interest cost on projected benefit obligation.............     657    440     716     779
Expected return on assets.................................  (1,003)  (672) (1,292) (1,281)
Expenses and taxation.....................................      74     50      74      70
Member contributions for defined benefits.................    (113)   (76)   (109)   (113)
Amortisation of transition asset..........................     (84)   (56)    (85)    (87)
Amortisation of fund loss.................................      30     20      --      --
Transfers to CSL retirement scheme (i)....................       6      4      --      --
Settlement gain...........................................     (26)   (17)   (107)   (349)
                                                            -----------------------------
Net periodic pension benefit per USGAAP...................    (122)   (81)   (470)   (601)
Reverse amount expensed for AGAAP (labour
expense)..................................................      (8)    (5)     (2)    (14)
                                                            -----------------------------
Net periodic pension benefit USGAAP adjustment............    (130)   (86)   (472)   (615)
Writeback of superannuation additional
liability.............................................3(c)      --     --      --     725
                                                            -----------------------------
TOTAL USGAAP ADJUSTMENT - RETIREMENT BENEFIT
(GAIN)/EXPENSE............................................    (130)   (86)   (472)    110
                                                            =============================
We used the following major assumptions to account
for our defined benefit superannuation plans for
the years ended 30 June:
Discount rate.............................................    5.00%  5.00%   6.50%   6.00%
Expected rate of increase in future salaries..............    3.49%  3.49%   4.00%   3.50%
Expected long-term rate of return on assets...............    7.50%  7.50%   8.50%   8.50%
                                                            =============================
Reconciliation of change in benefit obligation
(all funds combined)
Projected benefit obligation at beginning of year.........   9,537  6,390   9,146   9,929
Service cost..............................................     337    226     333     380
Interest cost.............................................     657    440     716     779
Transfers to CSL retirement scheme (i)....................      80     54      --      --
Member contributions......................................     122     82     117      87
Benefit payments..........................................    (945)  (633)   (902) (1,196)
Curtailments loss.........................................       9      6      32      --
Foreign currency exchange rate changes....................     (12)    (8)     --      --
Actuarial loss/(gain).....................................     464    311      95    (833)
                                                            -----------------------------
Projected benefit obligation at end of year...............  10,249  6,868   9,537   9,146
                                                            -----------------------------

                             Telstra Corporation Limited and controlled entities

--------------------------------------------------------------------------------

30. United States generally accepted accounting principles disclosures
(continued)

Notes to the reconciliations to financial reports prepared using USGAAP (continued)

30(f) Retirement benefits (continued)

                                                       Telstra Group
-------------------------------------------------------------------------------
                                                     Year ended 30 June
                                                   2003    2003    2002    2001
                                                     $m    US$m      $m      $m
-------------------------------------------------------------------------------
Reconciliation of change in fair value of plan
assets (all funds combined)
Fair value of plan assets at beginning
of year.......................................   12,208   8,179  13,502  13,486
Actual return on plan assets..................       53      36    (544)  1,068
Transfers to CSL retirement scheme (i)........       74      50      --      --
Employer contributions........................        8       5       2      14
Member contributions for defined benefits.....      113      76     109     113
Transfers/member contributions for
accumulation benefits.........................      122      82     117      87
Benefit payments..............................     (945)   (633)   (904) (1,196)
Plan expenses.................................      (13)     (9)    (13)    (14)
Foreign currency exchange rate changes........      (13)     (9)     --       -
Contribution tax..............................      (61)    (41)    (61)    (56)
                                                -------------------------------
Fair value of plan assets at end of year......   11,546   7,736  12,208  13,502
                                                -------------------------------
Reconciliation of funded status of plan (all
 funds combined)
Projected benefit obligation..................  (10,249) (6,868) (9,537) (9,146)
Plan assets at fair value.....................   11,546   7,736  12,208  13,502
                                                -------------------------------
Funded status.................................    1,297     868   2,671   4,356
Unrecognised net transition asset (ii)........      (79)    (53)   (169)   (255)
Unrecognised net actuarial
loss/(gain) (ii)..............................    2,999   2,010   1,585    (486)
                                                -------------------------------
Prepaid pension asset at 30 June..............    4,217   2,825   4,087   3,615
                                                ===============================

(i) On 1 December 2002, Telstra CSL Limited (CSL) established a new scheme known as the HK CSL Retirement Scheme. Previously, CSL participated in the Pacific Century CyberWorks (PCCW) Retirement Scheme, the scheme of its previous immediate parent. The assets attributable to CSL of the previous scheme were transferred to the HK CSL Retirement Scheme. Refer to note 22 for further details.

(ii) Settlements recorded in net periodic pension benefit/cost have effected the unrecognised net transition asset and the unrecognised net actuarial loss/(gain) as follows:
(a) unrecognised transition asset; 2003: $1 million gain; 2002: $1 million gain; 2001: $6 million loss.
(b) unrecognised net actuarial gain; 2003: $26 million; 2002: $110 million; fiscal 2001: $343 million.

30(g) Employee entitlements - Long Service Leave

Our employee entitlement provisions include a liability for long service leave. Refer to note 1.18 (a) for a definition of long service leave. The assumptions used to calculate this liability for AGAAP are consistent with those used under SFAS 87 for USGAAP.

30(h) Enterprise bargaining agreements

Fiscal 2003 saw Telstra negotiate with its Staff Associations a new redundancy agreement and six separate Business Unit Enterprise Agreements (the Agreements). The Agreements provide improved operating efficiencies for both management and staff and provide a firm basis for future productivity improvements and ability to respond to our customers needs.

As provided for in the Agreements the staff covered by these Agreements received a 2% salary increase in January 2003. A further four 2% increases will be paid every six months, effective July 2003.

These Agreements are due to expire in June 2005 and implementation plans are presently underway towards realising the benefits provided for by these new Enterprise Agreements.

As at 30 June 2003 approximately 54% of full time staff were covered by the Business Unit Enterprise Agreements and the Telstra Shop Agreement.

Telstra Corporation Limited and controlled entities

--------------------------------------------------------------------------------

30. United States generally accepted accounting principles disclosures
(continued)

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

To reflect the current policy as if it had always been in place for USGAAP purposes before 1 July 1996 in the reconciliations of net income and shareholders' equity to USGAAP, we originally recorded $1,370 million as software assets and accumulated amortisation of $732 million. These assets have been fully amortised and/or disposed of in full during fiscal 2001, therefore there are no further reconciling items included in the reconciliation of net income for fiscal 2003 (2002: $nil; 2001: $25 million).

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

30(k) Mobile phone subsidies

Under AGAAP, from 1 July 1999, we changed our accounting policy relating to subsidies provided to our customers when they purchase mobile phones. From this date, we deferred the subsidy provided to customers who enter into mobile phone contracts with a length of two years or greater. This policy was considered to be inconsistent with industry practice in the United States and therefore $174 million of costs were expensed under USGAAP in fiscal 2000 and reversed as an expense as the amounts were amortised under AGAAP during fiscal 2001 and fiscal 2002.

Due to changes in industry practice in the United States, this policy is now consistent with USGAAP from fiscal 2001. The amounts recognised in the USGAAP reconciliation of shareholders equity in fiscal 2000 have now been fully reversed in fiscal 2002. From 1 July 2002 there are no further adjustments.

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

                             Telstra Corporation Limited and controlled entities

--------------------------------------------------------------------------------

30. United States generally accepted accounting principles disclosures
(continued)

Notes to the reconciliations to financial reports prepared using
USGAAP (continued)

30(l) Income tax (continued)

                                                                        Telstra Group
-----------------------------------------------------------------------------------------------
                                                                        As at 30 June
                                                                2003     2003     2002     2001
                                                                  $m     US$m       $m       $m
-----------------------------------------------------------------------------------------------
Future income tax benefit (deferred tax assets)
Property, plant and equipment..............................       33       22       33       46
Foreign exchange translation, hedge and other
finance costs..............................................      238      159       58       48
Employee entitlements......................................      252      169      331      275
Revenue received in advance................................       49       33        7       10
Inventory valuation........................................        9        6       --        6
Provisions.................................................       99       66      212       29
Tax losses.................................................       --       --       --        5
Other......................................................      171      115      104      145
                                                              ---------------------------------
Total deferred tax assets under USGAAP.....................      851      570      745      564
                                                              =================================
Deferred income tax (deferred tax liabilities)
Property, plant and equipment..............................    2,366    1,585    2,521    2,033
Foreign exchange translation, hedge and other
finance costs..............................................       --       --        1       19
Prepaid pension cost.......................................    1,265      847    1,226    1,085
Prepayments................................................        3        2        6        8
Expenditure accruals.......................................       --       --       69       --
Marketable securities......................................        1        1       27      102
Other......................................................       61       41       43      113
                                                              ---------------------------------
Total deferred tax liabilities under USGAAP................    3,696    2,476    3,893    3,360
                                                              ---------------------------------
Net deferred tax liability under USGAAP....................   (2,845)  (1,906)  (3,148)  (2,796)
                                                              =================================
Represented by:
AGAAP future income tax benefit - non current..............       --       --      132      114
AGAAP deferred income tax - non current....................   (1,814)  (1,215)  (1,987)  (1,573)
USGAAP/AGAAP income tax differences........................   (1,031)    (691)  (1,293)  (1,337)
                                                              ---------------------------------
Net deferred tax liability under USGAAP....................   (2,845)  (1,906)  (3,148)  (2,796)
                                                              =================================
Reported as follows for the USGAAP statement of
financial position:
Current deferred tax asset (future income tax benefit).....      169      113      307      183
Current deferred tax liability (deferred income tax).......       (3)      (2)      (6)     (12)
                                                              ---------------------------------
NET CURRENT DEFERRED TAX ASSET (FUTURE INCOME TAX
BENEFIT)...................................................      166      111      301      171
                                                              ---------------------------------
Non current deferred tax asset (future income tax
benefit)...................................................      682      457      438      381
Non current deferred tax liability (deferred income tax)...   (3,693)  (2,474)  (3,887)  (3,348)
                                                              ---------------------------------
NET NON CURRENT DEFERRED TAX LIABILITY (DEFERRED
INCOME TAX)................................................   (3,011)  (2,017)  (3,449)  (2,967)
                                                              ---------------------------------
                                                              (2,845)  (1,906)  (3,148)  (2,796)
                                                              =================================
The components of income tax expense for USGAAP are:
Current tax expense........................................    1,567    1,051    1,608    1,498
Deferred tax expense.......................................     (180)    (121)     235      540
(Over)/under provision in prior year.......................      (28)     (19)      16        6
                                                              ---------------------------------
Income tax expense for USGAAP..............................    1,359      911    1,859    2,044
                                                              =================================

Telstra Corporation Limited and controlled entities

--------------------------------------------------------------------------------

30. United States generally accepted accounting principles disclosures
(continued)

Notes to the reconciliations to financial reports prepared using USGAAP (continued)

30(m) Employee share plans and compensation expenses

Our employee and executive share plans are described in note 19. AGAAP does not require certain employee compensation and option expenses to be recorded in the statement of financial performance for our employee share plans.

Under USGAAP, we have adopted Statement of Financial Accounting Standards No.123 (SFAS 123) "Accounting for Stock Based Compensation,". Under this method, compensation expense is calculated based on the fair value of options on the grant date and recognised over the associated service period, which is usually the vesting period. USGAAP requires that shares issued under TESOP97 and TESOP99 in conjunction with non-recourse loans be accounted for as options. In addition options, restricted shares, performance rights and deferred shares issued under the Telstra Growthshare executive compensation scheme are also accounted for as options.

In fiscal 2003, there was no additional compensation expense included in the reconciliation of net income for USGAAP (2002: $41 million; 2001: $9 million). A life to date expense of $333 million is recorded as additional paid in capital in total shareholders equity for USGAAP. The outstanding balance of the loans for TESOP97 and TESOP99 provided to employees is deducted from shareholders' equity rather than classified as a receivable. The Telstra Growthshare trust loan is not reclassified as it is not linked to non-recourse loans.

There is no income tax effect on the additional compensation expense for USGAAP as it is a permanent difference (non taxable) for TESOP97, TESOP99 and Growthshare schemes.

A brief description of the schemes and details of options granted and outstanding under each scheme are as follows:

TESOP General

Options allocated to employees under the TESOP schemes all vested immediately upon grant and will expire at the earlier of repayment of the loan balance or the termination of employment. Employee compensation expense has been recognised on inception of the TESOP97 scheme (fiscal 1998 and subsequent loyalty share issues) and TESOP99 scheme (fiscal 2000 and subsequent loyalty share issues). Dividends on both TESOP schemes are not recorded as further compensation expense as their forecasted value was included when calculating the initial option valuations.

For fiscal 2002 and 2001, only the TESOP97 options are dilutive for the USGAAP earnings per share calculation as the exercise price of the TESOP99 options was above the average Telstra share price.

TESOP97
There were 98,547,625 options outstanding at 30 June 2000.
FISCAL 2001 options exercised 24,324,500 - resulting in 74,223,125 options outstanding at 30 June 2001.
FISCAL 2002 options exercised 10,749,750 - resulting in 63,473,375 options outstanding at 30 June 2002.
FISCAL 2003 options exercised 9,141,250 - resulting in 54,332,125 options outstanding at 30 June 2003.

At 30 June 2003, the weighted average expected life of the options was 2 years. The weighted average price of the option at 30 June 2003, 30 June 2002 and 30 June 2001 was $1.58.

TESOP99
There were 16,816,400 options outstanding at 30 June 2000.
FISCAL 2001 options exercised 1,150,000 - resulting in 15,666,400 options outstanding at 30 June 2001.
FISCAL 2002 options exercised 700,900 - resulting in 14,965,500 options outstanding at 30 June 2002.
FISCAL 2003 options exercised 136,900 - resulting in 14,828,600 options outstanding at 30 June 2003.

At 30 June 2003, the weighted average expected life of the options was 4 years. The weighted average price of the option at 30 June 2003, 30 June 2002 and 30 June 2001 was $3.53.

TESOP99 loyalty shares

In fiscal 2001 we recognised compensation expense of $8 million for loyalty shares issued to employees by the Commonwealth.

Telstra Growthshare General

The Telstra Growthshare options issued under all schemes vest when the performance hurdles have been reached and the executive pays the exercise price per share. The Growthshare restricted share options, performance right options and deferred share options allocated to employees under all schemes vest when the performance hurdles have been reached or period of service completed.

For USGAAP compensation expense is measured in the year that the options are granted less any compensation expense paid under AGAAP based on calculated "option values" for Growthshare options, restricted share options, performance right options and deferred share options. An allowance is made for expected resignations and cancellations when calculating the various option values.

These options, restricted share options, performance right options and deferred share options are not dilutive for earnings per share calculations.

                             Telstra Corporation Limited and controlled entities

--------------------------------------------------------------------------------

30. United States generally accepted accounting principles disclosures
(continued)

Notes to the reconciliations to financial reports prepared using USGAAP (continued)

30(m) Employee share plans and compensation expense (continued)

Telstra Growthshare 2000
There were 2,708,000 options and 463,500 restricted share options outstanding at 30 June 2000.
FISCAL 2001 options lapsed 445,333 - resulting in 2,262,667 options outstanding at 30 June 2001. Fiscal 2001 restricted share options lapsed 89,500 - resulting in 374,000 restricted share options outstanding as at 30 June 2001.
FISCAL 2002 options lapsed 137,000 - resulting in 2,125,667 options outstanding at 30 June 2002. Restricted share options lapsed 23,312 - resulting in 350,688 restricted share options outstanding as at 30 June 2002.
FISCAL 2003 options lapsed 591,945 - resulting in 1,533,722 options outstanding at 30 June 2003. Restricted share options lapsed 90,410 - resulting in 260,278 restricted share options outstanding at 30 June 2003.

Telstra Growthshare 2001
FISCAL 2001 options granted - 4,852,910, options lapsed 366,742 - resulting in 4,486,168 options outstanding at 30 June 2001. In addition restricted share options of 1,005,771 were granted with 76,013 lapsing resulting in 929,758 restricted share options outstanding at 30 June 2001.
FISCAL 2002 options lapsed 296,617 resulting in 4,189,551 options outstanding at 30 June 2002. Restricted share options lapsed 59,058 - resulting in 870,700 restricted share options outstanding as at 30 June 2002.
FISCAL 2003 options lapsed 668,891 resulting in 3,520,660 options outstanding at 30 June 2003. Restricted share options lapsed 132,740 - resulting in 737,960 restricted share options outstanding at 30 June 2003.

Telstra Growthshare 2002
FISCAL 2002 options granted - 39,102,000, options lapsed 532,305 resulting in 38,569,695 options outstanding at 30 June 2002. In addition, performance rights options of 3,704,300 were granted with 50,859 lapsing resulting in 3,653,441 performance rights options outstanding at 30 June 2002.
FISCAL 2003 options lapsed 4,298,750 resulting in 34,270,945 options outstanding at 30 June 2003. Performance rights options lapsed 406,286 - resulting in 3,247,155 performance rights options outstanding at 30 June 2003.

Telstra Growthshare 2003
FISCAL 2003 deferred share options of 2,145,100 were granted with 8,925 exercised and 91,577 lapsing resulting in 2,044,598 deferred share options outstanding at 30 June 2003. In addition, 4,290,200 performance right options were granted with 211,774 lapsing resulting in 4,078,426 performance right options outstanding at 30 June 2003.

For the valuation methodology and assumptions regarding Telstra Growthshare issues, refer to note 19(c).

30(n) Redundancy and restructuring provisions

In fiscal 2000, under AGAAP, we recorded a provision for redundancy and restructuring of $486 million before tax. The amount charged for income tax expense was $175 million with a net amount after tax of $311 million. We satisfied the AGAAP requirements for recording this provision. However, under USGAAP, we did not meet the stricter requirements imposed on us to be able to record the provision. By fiscal 2002, this provision had been fully utilised. Therefore, we reversed the AGAAP provision in the reconciliation of shareholders' equity to USGAAP for fiscal 2001 and recognised the movement in this provision in fiscal 2002 as an expense in the reconciliation to net income of $94 million (2001:$392 million).

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

The total estimated cost of the fiscal 1997 redundancy program was $1,320 million including estimated severance and award payments of $1,043 million and estimated career and transition costs of $277 million. There has been no reversal of costs no longer required to the statement of financial performance.

Telstra Corporation Limited and controlled entities

--------------------------------------------------------------------------------

30. United States generally accepted accounting principles disclosures
(continued)

Notes to the reconciliations to financial reports prepared using USGAAP (continued)

30(n) Redundancy and restructuring provisions (continued)

Career transition costs include payments to employees who are in the outplacement process and amounts paid to third parties for the outplacement program.

In future periods, the expected number of 80 redundancies and payments of $3 million still remains as a provision balance. For fiscal 2002, staff unrelated to the 1997 program were made redundant and their costs were charged as an expense.

                                                Telstra Group
-------------------------------------------------------------------
                                                As at 30 June
                                             2003     2002     2001
                                           Number   Number   Number
-------------------------------------------------------------------
Accepted offers for redundancy
or involuntary redundancies..........          --       --        8
Expected redundancies................          80       80       88
                                           ========================

We have made the following payments which have been charged against the provision for redundancy and restructuring:

                                                Telstra Group
-------------------------------------------------------------------
                                                As at 30 June
                                             2003     2002     2001
                                               $m       $m       $m
-------------------------------------------------------------------
Severance payments...................          --       --        1
Career transition and other
employee costs.......................          --        1        8
                                           ========================

The fiscal 1997 redundancy and restructuring provision has been substantially utilised as at 30 June 2003. The $3 million provision balance remains due to contractual obligations Telstra has with third parties in relation to outsourcing agreements, superannuation arrangements and surplus leased space.

The impact of redundancies has been taken into consideration in the SFAS 87 calculation in note 30(f) Retirement benefits.

30(o) Derivative financial instruments and hedging activities

Our risk management policies and objectives of entering into derivative financial instruments have been disclosed in note 29, "Additional financial instrument disclosures."

In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" (SFAS 133), as amended by Statement of Financial Accounting Standards No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities". SFAS 133 requires us to recognise all of our derivative instruments as either assets or liabilities in the statement of financial position at fair value. The accounting for changes in the fair value (i.e. gains or losses) of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship and further, on the type of hedging relationship. For those derivative instruments that are designated and qualify as hedging instruments, we must designate the hedging instrument, based upon the exposure being hedged, as a fair value hedge, cash flow hedge or a hedge of a net investment in a foreign operation.

For derivative instruments that are designated and qualify as a fair value hedge (i.e., hedging the exposure to changes in the fair value of an asset or a liability or an identified portion thereof that is attributable to a particular risk), the gain or loss on the derivative instrument, as well as the offsetting loss or gain on the hedged item attributable to the hedged risk, are recognised in net income during the period of the change in fair values. For derivative instruments that are designated and qualify as a cash flow hedge (i.e., hedging the exposure to variability in expected future cash flows that is attributable to a particular risk), the effective portion of the gain or loss on the derivative instrument is reported as a component of accumulated other comprehensive income and reclassified into net income in the same period or periods during which the hedged transaction affects net income. The remaining gain or loss on the derivative instrument in excess of the cumulative change in the present value of future cash flows of the hedged item, if any, is recognised in net income during the period of change. For derivative instruments that are designated and qualify as a hedge of a net investment in a foreign currency, the gain or loss is that reported in other comprehensive income as part of the cumulative translation adjustment to the extent it is effective. For derivative instruments not designated as hedging instruments, the gain or loss is recognised in net income during the period of change.

                             Telstra Corporation Limited and controlled entities

--------------------------------------------------------------------------------

30. United States generally accepted accounting principles disclosures
(continued)

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

We are not able to identify specific forward foreign exchange contracts with specific capital expenditure contracts to meet the designation criteria in SFAS
133. As a result, changes in fair value of the forward foreign exchange contracts are required to be recognised in net income for USGAAP purposes. We have recorded a marked to market gain of $5 million in other income per USGAAP for the forward foreign exchange contracts outstanding at 30 June 2003 (2002:
$11 million loss; 2001:$4 million gain). We also recorded an additional adjustment of $1 million, net of tax, in other income per USGAAP to reverse net realised foreign exchange gains capitalised in property, plant and equipment in fiscal 2003 under AGAAP (2002:$1 million loss, 2001:$14 million gain).

We enter into interest rate swaps to manage our exposure to interest rate risk relating to our outstanding short-term commercial paper. SFAS 133 does not allow us to consider the interest rate swaps used to manage our interest rate exposure as hedges. As a result, changes in the fair values of these interest rate swaps are required to be included in the reconciliation of net income to USGAAP. We have recorded a marked to market loss of $128 million, before tax, as an expense in other income per USGAAP for changes in fair value of interest rate swap contracts outstanding at 30 June 2003 (2002: $17 million gain; 2001:$77 million loss).

We enter into cross currency interest rate swaps to hedge our exposure to the risk of overall changes in fair value relating to interest rate and foreign currency risk of our foreign currency borrowings. During fiscal 2003, 2002 and 2001, the ineffective portion of our hedging instruments (inclusive of the time value of money) was taken to the statement of financial performance.

During the year ended 30 June 2003, we reclassified $17 million of losses, net of tax, from accumulated other comprehensive income to other income (2002: $15 million; 2001:$15 million). At 30 June 2003 there are no remaining losses recorded in accumulated other comprehensive income related to the repayment of borrowings that have been hedged by interest rate and cross currency swaps in cash flow hedging relationships prior to the adoption of SFAS 133.

PCCW Converting Note

As a part of our strategic alliance with PCCW, we purchased a US$750 million convertible note issued by PCCW in February 2001. This convertible note was convertible at our option into PCCW common stock at a conversion price of HK$6.886 per share. This note was redeemed on 28 June 2002 in consideration for the remaining 40% interest in CSL and a new converting note with a face value of US$190 million.

During the year ended 30 June 2003 we redeemed US$143 million of this converting note in return for entering into a capacity prepayment agreement with Reach Ltd as discussed in note 30(b).

Under AGAAP, the initial values of the converting notes are recorded at face value in other non-current receivables. The old convertible note was, and the newly issued note will, continue to be carried at the face value, adjusted for accrued interest and any provision for permanent diminution considered necessary. Any foreign exchange gains and losses on translation of the converting note to A$ are recorded in the statement of financial performance in operating expenses.

Our conversion option contained in the original note was classified as an embedded derivative under SFAS 133 as its underlying risk, relating to changes in the value of PCCW common stock, was not clearly and closely related to changes in the underlying risk of the note, namely changes in interest rates. The note portion of the instrument was classified as an available-for-sale security (refer note 30(b)) with changes in fair value being recorded in other comprehensive income. The fair value of the option in the original note was written off in full before redemption. We recorded a loss of $10 million in fiscal 2002 and $63 million in fiscal 2001.

The newly issued note is also classified as an available-for-sale security and is disclosed in note 30(b).

Telstra Corporation Limited and controlled entities

--------------------------------------------------------------------------------

30. United States generally accepted accounting principles disclosures
(continued)

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

30(p) Sale of Global Wholesale Business to Reach Ltd

In fiscal 2001, as a part of the strategic alliance with PCCW, a joint venture entity, Reach Ltd, was formed through the combination of our international wholesale business and certain other wholesale assets together with certain PCCW assets. Under AGAAP, the investment in the joint venture entity was recognised at its cost of acquisition, being the fair value of the assets transferred net of cash received and including acquisition costs. The gain on sale of the Global Wholesale Business, measured as the difference between the cost of the investment and the net book values of the net assets transferred, was deferred to the extent of our ownership interest retained in the joint venture entity, in this case being 50%.

For US GAAP purposes, the investment in joint venture entities should be recorded at the net book value of the assets and liabilities transferred, reduced by the amount of any cash received by the investor. Where the resultant investment carrying value would be a negative amount, the excess credit is recognised as an adjustment to the amount of goodwill on other components of the interdependent transactions - in this case a reduction of $30 million on the CSL goodwill (refer note 30(r)). Also, for USGAAP, there were differences in the fair valuation of the net assets. These related to pre-1996 capitalised interest, assembled work force and other fair value adjustments.

The total effect of these differences reduces shareholders' equity under USGAAP by $882 million as at 30 June 2003 (2002: $882 million; 2001:$882 million). In fiscal 2001, this adjustment reduced the reconciliation of net income to USGAAP by $882 million.

30(q) Equity accounting and write-off adjustments for Reach Ltd

USGAAP adjustments made on the sale of the Global Wholesale Business to REACH in 30(p) above, will result in ongoing differences in the reconciliations of net income and shareholders' equity to USGAAP.

Under AGAAP, 50% of the profit after tax was deferred and accounted for in the investment carrying value. The deferred gain was to be recognised in the statement of financial performance on a straight line basis over a period of 20 years. For fiscal 2003, this adjustment was $22 million up to the date of write-off of REACH (refer below) and has been reversed for USGAAP (2002: $44 million; 2001: $18 million). Under AGAAP there is no further recognition of this amount due to the write-off.

For USGAAP equity accounting, there is also a calculation of notional negative goodwill at inception that is required to be amortised over the life of the investment. This notional goodwill is determined by comparing the investment carrying value to 50% of the net assets/(liabilities) of the REACH joint venture. This amount, similar to AGAAP, is not separately recognised in the statement of financial position, however, it is included in the investment carrying amount. This notional goodwill has been written off with the write-off of the REACH investment (refer below).

Write-off of REACH investment

As discussed in notes 3 and 24, as at 31 December 2002, we wrote off the entire carrying amount of our investment in REACH. In accordance with Accounting Principles Board Opinion No. 18, "The Equity Method of Accounting for Investments in Common Stock", where there is evidence that would indicate a loss in value of an investment that is other than a temporary decline, the loss in value should be recognised. Such factors include, but are not limited to, a current fair value of an investment that is less than its carrying amount and the inability of the investee to sustain an earnings capacity that would justify the carrying amount of the investment.

A discounted cash flow model has been used to calculate the fair value of our investment in REACH and as a result the carrying amount has been written down to zero. For AGAAP, this resulted in a write-off of $965 million. However, due to GAAP differences discussed above and in note 30(p), under USGAAP the write-off of the investment was $203 million. Therefore, an additional net adjustment of $762 million was recognised in the reconciliations of net income and shareholders equity to USGAAP. Please refer to note 3 for further explanation of the write down made under AGAAP.

                             Telstra Corporation Limited and controlled entities

--------------------------------------------------------------------------------

30. United States generally accepted accounting principles disclosures
(continued)

Notes to the reconciliations to financial reports prepared using USGAAP (continued)

30(q) Equity accounting and write-off adjustments for Reach Ltd (continued)

Subsequent to the write-off of our investment in REACH, we made a capacity prepayment of $230 million (US$143 million) and hence we continue to equity account for our share of losses and net assets from REACH under USGAAP as discussed in note 30(b). For fiscal 2003, the adjustment required to take account of our share of the equity accounting losses of REACH is $82 million in the reconciliation of net income to USGAAP.

In fiscal 2003 and 2002, there is also a difference due to the adoption of SFAS 133 for REACH. Our share of the SFAS 133 accumulated other comprehensive loss of REACH has decreased the receivable by $22 million (2002: $12 million).

The total net adjustment in the reconciliation of net income to USGAAP in fiscal 2003 for all of these differences is an increase of $665 million (2002: $36 million; 2001: $17 million). The total net adjustment included in the reconciliation of shareholders' equity to USGAAP is $696 million (2002: $41 million; 2001:$17 million).

30(r) Consolidation adjustment for Telstra CSL Limited (CSL)

There are several adjustments that need to be made for the consolidation of CSL for USGAAP purposes.

For AGAAP, gains/losses on a hedge for the purchase of CSL are included in the cost of the acquisition, thereby effecting the determination of goodwill. For USGAAP, gains/losses on hedges of a purchase business combination are recognised in net income. Accordingly, in fiscal 2001, hedging losses of $30 million that were included in the cost of acquisition of CSL for AGAAP, have been recognised in the net income under USGAAP.

For AGAAP, purchase price allocations in an acquisition accounted for as a business combination are not tax effected. The tax effect of basis differences arising from purchase price allocations (fair value adjustments) will be recognised in net income as those basis differences reverse. For USGAAP, such basis differences are treated as temporary differences and tax-effected as part of the acquisition accounting.

For AGAAP, acquisition costs of $999 million were written off on acquisition of CSL in January 2001. In fiscal 2002 and 2001, USGAAP did not allow such a write off, unless it could be supported by an analysis of the undiscounted cash flows of the entity. As a result of an analysis of undiscounted cash flows relating to CSL, a goodwill write off was not supportable under USGAAP in fiscal 2002 and 2001. Accordingly, in fiscal 2001 the goodwill write off was reversed in the reconciliation of net income to USGAAP and is carried forward as a difference in the reconciliation of shareholders' equity to USGAAP. This amount was also amortised in fiscal 2002 for USGAAP. For fiscal 2003 $309 million of goodwill was recorded as an impairment loss under USGAAP, based on the transitional goodwill impairment test. Refer to note 30(t) for further information as to the accounting requirements and basis of the impairment.

Goodwill under AGAAP is translated at its historical foreign currency translation rate as the goodwill arises in $A. Under USGAAP, using the current rate method, goodwill is translated at the spot rate at year end. Amortisation of goodwill is translated using the weighted average rate. Adjustments have been made to restate amortisation at the weighted average exchange rate and to adjust the ending goodwill balance for fluctuations in the Hong Kong dollar, being CSL's functional currency.

The net adjustments above resulted in an increase to goodwill amortisation expense for USGAAP in fiscal 2002 of $52 million and in fiscal 2001 of $23 million. For fiscal 2003 goodwill under USGAAP is no longer amortised, refer note 30(t).

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

In AGAAP, the effect of dilutions of ownership due to equity transactions conducted by third parties are recorded in a reserve. In USGAAP, this is treated as a sale of ownership interest and taken to net income. In fiscal 2003, the adjustment to net income was $2 million loss (2002: $19 million loss).

In AGAAP, we also have a share of a foreign associated entity's general reserve credit of $2 million in fiscal 2002. For USGAAP purposes this reserve has been transferred to the foreign currency translation reserve.

Telstra Corporation Limited and controlled entities

--------------------------------------------------------------------------------

30. United States generally accepted accounting principles disclosures
(continued)

Notes to the reconciliations to financial reports prepared using USGAAP (continued)

30(t) Goodwill adjustments and other intangible assets

We adopted Statement of Financial Accounting Standard No. 142 (SFAS 142), "Goodwill and Other Intangible Assets", on 1 July 2002. Under SFAS 142, goodwill is no longer amortised but reviewed for impairment annually, or more frequently if certain impairment indicators or triggers arise. Goodwill is tested for impairment at a "reporting unit" level and we have assigned goodwill to reporting units in accordance with the net goodwill balances by legal entity included in Note 13.

We completed the initial step of the transitional impairment test within six months of adoption of SFAS 142, using a discounted cash flow technique to calculate the fair value of the reporting units to identify any impairment in the carrying value of goodwill. As a result we have recorded an impairment loss of $309 million relating to the USGAAP carrying value of goodwill in CSL as a cumulative effect of a change in accounting principle.

At 30 June 2003, we identified a further impairment in the USGAAP carrying value of the goodwill in CSL under SFAS 142. The fair value of CSL was determined using a discounted cash flow technique. As a result, under USGAAP we have recognised an additional impairment loss of $85 million.

Under AGAAP, goodwill is still amortised over its useful life and we have reversed the goodwill amortised of $178 million for the year ended 30 June 2003 in the reconciliations of net income and shareholders' equity to USGAAP.

The following table represents adjusted net income per USGAAP and adjusted earnings per share to exclude amortisation expense for goodwill that is no longer amortised:

                                                Telstra Group
-------------------------------------------------------------------
                                              Year ended 30 June
                                             2003     2002     2001
                                               $m       $m       $m
-------------------------------------------------------------------
Net income per USGAAP................       3,450    3,898    3,576
Goodwill amortisation expense........          --      262      126
                                           ------------------------
ADJUSTED NET INCOME PER
USGAAP...............................       3,450    4,160    3,702
                                           ========================
                                            CENTS    CENTS    CENTS
                                           ------------------------
Adjusted basic earnings per
share per USGAAP (cents).............        27.0     32.5     29.0
Adjusted diluted earnings per
share per USGAAP (cents).............        26.9     32.4     28.9
                                           ========================

The following table represents the estimated aggregate amortisation expense for other intangible assets which are still amortised under USGAAP. These items are brandnames, customer bases, and patents, trademarks and licences:

                                      Telstra Group
-------------------------------------------------------------
                                    Year ended 30 June
                             2004   2005   2006   2007   2008
                               $m     $m     $m     $m     $m
-------------------------------------------------------------
Estimated aggregate
amortisation expense          136    136    130     95     58
                             ================================

30(u) Consolidation

AGAAP requires consolidation of an entity where we are able to dominate decision making, directly or indirectly, relating to the financial and operating policies of that entity to enable it to operate with us in achieving our objectives. Ownership percentage as a single factor does not determine consolidation under AGAAP.

Under USGAAP, prior to the adoption of FIN 46 (refer to note 30(w) for further information), the usual condition for a controlling financial interest is ownership of a majority voting interest, and, therefore, as a general rule ownership by one company, directly or indirectly, of over fifty per cent of the outstanding voting shares of another company is a condition pointing towards consolidation.

USGAAP also provides for exemptions from consolidation where control is likely to be temporary or where control does not rest with majority owners.

Also, in certain circumstances, an investment may not be consolidated when the investor owns a majority of the voting stock, but the minority shareholder or shareholders have certain approval, veto or participating rights.

Our AGAAP consolidation policy does not result in material differences between the consolidation policy applicable under USGAAP, and therefore we have not made any adjustments to the USGAAP reconciliation.

                             Telstra Corporation Limited and controlled entities

--------------------------------------------------------------------------------

30. United States generally accepted accounting principles disclosures
(continued)

Notes to the reconciliations to financial reports prepared using USGAAP (continued)

30(v) Recently issued Australian accounting standards

A number of new accounting standards have been issued by the Australian Accounting Standards Board (AASB) that have not yet been adopted for AGAAP. A summary of the standards appears in note 1.3.

Some of these standards, once adopted, will result in certain adjustments in the reconciliations of net income to USGAAP and shareholders' equity to USGAAP no longer being required.

The more significant changes are:

Income tax

AASB 1020 "Income taxes" has been amended to introduce the balance sheet liability method currently adopted in USGAAP. Although conceptually AASB 1020 will bring AGAAP in closer alignment with USGAAP, management have not yet determined the impact the adoption of AASB 1020 will have on our financial position, results of operations or cash flows.

Adoption of International Financial Reporting Standards

The Australian Financial Reporting Council (FRC) has determined that Australian entities adopt International Financial Reporting Standards (IFRS) from 1 January 2005. This will involve completing a first time set of financial statements under IFRS for the half-year ended 31 December 2005 and for the financial year ended 30 June 2006.

Management have not yet determined the impact the adoption of IFRS will have on our financial position, results of operations or cash flows.

30(w) Recently issued United States accounting standards

Revenue Arrangements with Multiple Deliverables

In November 2002, the Emerging Issues Task Force reached a consensus on Issue No. 00-21 (EITF 00-21), "Revenue Arrangements with Multiple Deliverables", and is effective for fiscal years beginning after 15 June 2003. EITF 00-21 prescribes the determination of multiple revenue-generating activities and whether those activities contain more than one unit of accounting. Revenue from arrangements involving multiple deliverables that contain more than one unit of accounting must be allocated among the units based on their relative fair values. Management have not yet determined the effect, if any, the adoption of EITF 00-21 will have on our financial position, results of operations or cash flows.

Accounting for Costs Associated with Exit or Disposal Activities

In July 2002, the FASB issued Statement of Financial Accounting Standards No. 146 (SFAS 146) "Accounting for Costs Associated with Exit or Disposal Activities", effective for fiscal years beginning after 31 December 2002. SFAS 146 requires that a liability for a cost that is associated with an exit or disposal activity be recognised when the liability is incurred. Under SFAS 146, the FASB determined that an entity's commitment to a plan does not, by itself, create a present obligation to other parties that meets the definition of a liability. SFAS 146 also establishes that fair value is the objective for the initial measurement of the liability. Management have not yet determined the effect, if any, the adoption of SFAS 146 will have on our financial position, results of operations or cash flows.

Amendment of SFAS 133 on Derivative Instruments and Hedging Activities

In May 2003, the FASB issued Statement of Financial Accounting Standard No. 149 (SFAS 149), "Amendment of Statement 133 on Derivative Instruments and Hedging Activities." SFAS 149 amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS 133. Statement 149 clarifies under what circumstances a contract with an initial net investment meets the characteristics of a derivative as discussed in SFAS 133. In addition, it clarifies when a derivative contains a financing component that warrants special reporting in the statement of cash flows. SFAS 149 amends certain other existing pronouncements. Those changes will result in more consistent reporting of contracts that are derivatives in their entirety or that contain embedded derivatives that warrant separate accounting. SFAS 149 is generally effective for contracts entered into or modified after 30 June 2003 and for hedging relationships designated after 30 June 2003. The guidance should be applied prospectively. Management have not yet determined the effect, if any, the adoption of SFAS 149 will have on our financial position, results of operations or cash flows.

Telstra Corporation Limited and controlled entities

--------------------------------------------------------------------------------

30. United States generally accepted accounting principles disclosures
(continued)

Notes to the reconciliations to financial reports prepared using USGAAP (continued)

30(w) Recently issued United States accounting standards (continued)

Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity

In May 2003, the FASB issued Statement of Financial Accounting Standard No. 150 (SFAS 150), "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity." SFAS 150 affects the issuer's accounting for three types of freestanding financial instruments. One type is manditorily redeemable shares, which the issuing company is obligated to buy back in exchange for cash or other assets. A second type, which includes put options and forward purchase contracts, involves instruments that do or may require the issuer to buy back some of its shares in exchange for cash or other assets. The third type of instruments that are liabilities under this Statement is obligations that can be settled with shares, the monetary value of which is fixed, tied solely or predominately to a variable such as a market index, or varies inversely with the value of the issuer's shares. SFAS 150 does not apply to features embedded in a financial instrument that is not a derivative in its entirety. This Statement is effective for financial instruments entered into or modified after 31 May 2003, and otherwise is effective at the beginning of the first interim period beginning after 15 June 2003. Management have not yet determined the impact, if any, the adoption of SFAS 150 will have on our financial position, results of operations or cash flows.

Accounting for Contingencies

In accordance with Statement of Financial Accounting Standards No. 5 (SFAS 5), "Accounting for Contingencies", and FASB Interpretation No. 45 (FIN 45), "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others", we are required to recognise and measure at fair value a liability for certain guarantees we issue at the inception of the guarantee. This applies to all guarantees issued or modified by us after 31 December 2002.

Under AGAAP, we do not recognise our guarantees that we issue in the statement of financial position. They are disclosed as contingent liabilities in note 21.

We have reviewed our guarantees issued or modified after 31 December 2002 and determined that the liability to be recognised under those guarantees is not material. Therefore, no adjustment has been made to the USGAAP reconciliation.

Consolidation of Variable Interest Entities

In January 2003, the FASB issued Interpretation No. 46 (FIN 46), "Consolidation of Variable Interest Entities". FIN 46 requires a beneficiary to consolidate a variable interest entity if it is the primary beneficiary of that entity. The primary beneficiary is defined as having a variable interest in a variable interest entity that will absorb a majority of the entity's expected losses if they occur, receive a majority of the entity's expected residual returns if they occur, or both.

We own 100% of the equity of Telstra ESOP Trustee Pty Ltd and Telstra Growthshare Pty Ltd, the corporate trustees for the Telstra Employee Share Ownership Plan Trust (TESOP97), the Telstra Employee Share Ownership Plan Trust II (TESOP99) and the Telstra Growthshare Trust. Under AGAAP we do not consolidate or equity account these trusts as we do not control or significantly influence the trusts. Refer to note 1 and note 24 for further information.

TESOP97, TESOP99 and the Telstra Growthshare Trust are considered to be variable interest entities under FIN 46. Our maximum potential exposure to loss as a result of our involvement with TESOP97, TESOP99 and the Telstra Growthshare Trust at 30 June 2003 is $88 million. We are currently determining whether we are the primary beneficiary of the trusts. We are also still in the process of considering other potential variable interest entities. Management have not yet determined the full impact, if any, the adoption of FIN 46 on 1 July 2003 will have on our financial position, results of operations or cash flows.

                             Telstra Corporation Limited and controlled entities


Directors' Declaration
--------------------------------------------------------------------------------

This directors' declaration is required by the Corporations Act 2001 of Australia.

The directors of Telstra Corporation Limited have made a resolution that declared:

(a) the financial statements and notes, set out on pages 176 to 326 of Telstra Corporation Limited and the Telstra Group:

     (i) comply with the Accounting Standards, Corporations Regulations and Urgent Issues Group Consensus Views;

     (ii) give a true and fair view of the financial position as at 30 June 2003 and performance, as represented by the results of the operations and cash flows, for the year ended 30 June 2003; and

     (iii) in the directors' opinion, have been made out in accordance with the Corporations Act 2001.

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

For and on behalf of the board


/s/ Robert C Mansfield                    /s/ Ziggy Switkowski
--------------------------------------    --------------------------------------
Robert C Mansfield                        Ziggy Switkowski
Chairman                                  Chief Executive Officer and
                                          Managing Director

Date: 28 August 2003
Melbourne, Australia

Telstra Corporation Limited and controlled entities


Independent Audit Report to the Members of Telstra Corporation Limited
--------------------------------------------------------------------------------

This report is included solely for the purpose of incorporation in Telstra Corporation Limited's Annual Report 2003 as filed with the Australian Stock Exchange and the Australian Securities and Investments Commission.

Scope

The financial report and directors' responsibility

The financial report comprises the statement of financial position, statement of financial performance, statement of cash flows, statement of changes in shareholders' equity, accompanying notes to the financial statements, and the directors' declaration for Telstra Corporation Limited (the Telstra Entity) and the consolidated entity, for the year ended 30 June 2003. The consolidated entity comprises both the Telstra Entity and the entities it controlled during that year (the Telstra Group).

The directors of the Telstra Entity are responsible for preparing a financial report that gives a true and fair view of the financial position and performance of the Telstra Entity and the Telstra Group, and that complies with Accounting Standards in Australia, in accordance with the Corporations Act 2001. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report.

Audit Approach

I have conducted an independent audit of the financial report in order to express an opinion on it to the members of the Telstra Entity.

The audit was conducted in accordance with the Australian National Audit Office Auditing Standards, which incorporate the Australian Auditing Standards, and in accordance with auditing standards generally accepted in the United States of America, in order to provide reasonable assurance as to whether the financial report is free of material misstatement. The nature of an audit is influenced by factors such as the use of professional judgement, selective testing, the inherent limitations of internal control, and the availability of persuasive rather than conclusive evidence. Therefore, an audit cannot guarantee that all material misstatements have been detected.

Audit procedures were performed to assess whether, "in all material resepects," the financial report presents fairly, in accordance with the Corporations Act 2001, Accounting Standards and, other mandatory professional reporting requirements in Australia, a view that is consistent with my understanding of the Telstra Entity's and the Telstra Group's financial position, and their performance as represented by the results of their operations and cash flows.

I formed my audit opinion on the basis of these procedures, which included:

..  examining, on a test basis, information to provide evidence supporting the amounts and other disclosures in the financial report, and .. assessing the appropriateness of the accounting policies and disclosures used and the reasonableness of significant accounting estimates made by the directors.

I have also audited the explanation and quantification of the major differences between accounting principles generally accepted in Australia compared to accounting principles generally accepted in the United States of America, which is presented in note 30 to the financial report. I have audited note 30 in order to form an opinion whether, "in all material respects", it presents fairly, in accordance with Accounting Standards and other mandatory professional reporting requirements in Australia and generally accepted accounting procedures in the United States of America, the major differences between accounting principles generally accepted in Australia and accounting principles generally accepted in the United States of America.

While I considered the effectiveness of management's internal controls over financial reporting when determining the nature and extent of the procedures, the audit was not designed to provide assurance on internal controls

Audit procedures were performed to assess whether the substance of business transactions was accurately reflected in the financial report. These and the other procedures did not include consideration or judgement of the appropriateness or reasonableness of the business plans or strategies adopted by the directors and management of the Telstra Entity.

Independence

I am independent of the Telstra Entity, and have met the independence requirements of Australian professional ethical pronouncements and the Corporations Act 2001.

                             Telstra Corporation Limited and controlled entities


Independent Audit Report to the Members of Telstra Corporation Limited
(continued)
--------------------------------------------------------------------------------

Audit opinion

In my opinion, the financial report of the Telstra Entity is in accordance with:

(a)  the Corporations Act 2001 including:

     (i) giving a true and fair view of the financial position of the Telstra Entity and the Telstra Group as at 30 June 2003 and of their performance for the year ended on that date; and

     (ii) complying with Accounting Standards in Australia and the Corporations Regulations 2001; and

(b)  other mandatory professional reporting requirements in Australia.

Further, in my opinion, note 30 to the financial report presents fairly the major differences between accounting principles generally accepted in Australia and accounting principles generally accepted in the United States of America.


/s/ P. J. Barrett
--------------------------------------
P. J. Barrett
Auditor-General

Date: 28 August 2003
Melbourne, Australia

Telstra Corporation Limited and controlled entities


Report of Independent Accountants to the Shareholders and Board of Directors of Telstra Corporation Limited
--------------------------------------------------------------------------------

This report is included solely for the purpose of incorporation in Telstra Corporation Limited's Annual Report 2003 on Form 20-F as required by the United States Securities Exchange Act of 1934 and the rules and regulations promulgated thereunder.

We have audited the accompanying consolidated statements of financial position of Telstra Corporation Limited and its subsidiaries as of 30 June 2003 and 2002, and the related consolidated statements of financial performance, changes in shareholders' equity and cash flows for each of the three years in the period ended 30 June 2003, all expressed in Australian dollars. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Telstra Corporation Limited and its subsidiaries at 30 June 2003 and 2002, and the consolidated results of their operations and cash flows for each of the three years in the period ended 30 June 2003, in conformity with accounting principles generally accepted in Australia.

Accounting principles generally accepted in Australia vary in certain significant respects from accounting principles generally accepted in the United States. The application of the latter would have affected the determination of consolidated net income expressed in Australian dollars for each of the three years in the periods ended 30 June 2003, and the determination of consolidated shareholders' equity, also expressed in Australian dollars, at 30 June 2003, 30 June 2002 and 30 June 2001, to the extent summarised in note 30 to the consolidated financial statements.

As discussed in note 1 to the consolidated financial statements, in 2001 Telstra Corporation Limited and its subsidiaries changed their accounting for service activation and certain installation fee revenues.


/s/ Ernst & Young
--------------------------------------
Ernst & Young

Date: 28 August 2003
Melbourne, Australia

                             Telstra Corporation Limited and controlled entities


Corporate Social Responsibility
--------------------------------------------------------------------------------

At Telstra we believe that corporate social responsibility is a values-based approach to how we do business, leading us beyond legal compliance to make a positive contribution to the industries and communities in which we participate. Being a successful company is not just about financial performance, it is also about being a good corporate citizen, living our Telstra Values in every decision we make, every day.

On 31 October 2003, Telstra released its first corporate social responsibility report. The report, which was prepared with reference to internationally recognised reporting guidelines, aims to provide an overview of Telstra's impact, performance and future commitments across four categories - the community, environment, economy and industry:

     . Here for the community - In fire, floods, drought and, more recently, tragedies such as the Bali bombing, Telstra was there to help by way of donation, community support and prompt restoration of services. We are involved with communities across Australia and overseas through activities such as our 4000-strong volunteer network, Telstra Friends; our philanthropic trust for children and young people, the Telstra Foundation; disaster relief activities; and numerous sports, arts and community sponsorships. Telstra also helped set up the Australian Farmhand Appeal which started in October 2002 and raised approximately $23.5 million for drought stricken farmers.

     . Here for the environment - Like any large company, Telstra is a big consumer of energy and other resources such as paper. We are focused on measuring and minimising that consumption. Our environment policy includes programs for waste management, reduction in greenhouse emissions, recycling initiatives and improvements in the use of resources.

     . Here for the economy - Telstra has a significant impact on the economy. We are a major taxpayer, we pay dividends to shareholders, reinvest profits into our network and develop new opportunities for our business, often resulting in a benefit to the overall industry. Our diverse workforce is spread across metropolitan, regional and remote areas and internationally. Managing our costs, including their impact on our workforce levels, remains one of the most challenging issues facing Telstra as we continue to strive for excellent and cost-competitive service to customers.

     . Here for industry - Telstra is a leader in the Australian telecommunications industry. We support programs that foster growth and development in areas such as broadband internet and mobile communications as well as other new technologies. We are also leading the development and introduction of industry-related consumer services and products which benefit society. For example, we established a national program educating drivers about the safe use of mobile phones, deterrent programs for mobile phone theft and a campaign on mobile phone etiquette.

Telstra Corporation Limited and controlled entities


Occupational Health and Safety
--------------------------------------------------------------------------------

We believe that all workplace disease and injury is preventable and we are committed to providing a safe workplace, one that is free from injury and disease. To assist in achieving these aims, we have developed and implemented our own Telstra Care health and safety management system based on the Australian/ New Zealand Standard AS/NZS 4804:2001 Occupational Health and Safety Management Systems - General Guidelines on Principles, Systems and Supporting Techniques.

This system focuses on leadership in safety, together with measurable accountabilities, through all levels of management. It is underpinned by targeted training and a rigorous schedule of occupational health and safety audits. Since its inception in 1997, additional tools, resources and training courses have enhanced the Telstra health and safety management system ensuring we have continually improved safety at work.

In the past year, our activities have included:

     . continuing our extensive external safety audit program - the audits focus primarily on leadership and many are commenced without prior notice to the workplace;

     . further enhancement of our contractor management processes to ensure that contractors' safety performance is a criteria used in their selection and in the monitoring of ongoing work; and

     . participating in external safety activities to benefit industry as a whole (eg. the development of Call Centre guidelines and review of health and safety representatives training).

As a result of widespread prevention activities, Telstra's lost-time injuries reduced by 30% compared with the previous year and the lost-time injury frequency rate reduced from 6.7 to 4.9 (excludes NDC).

For the 2003 fiscal year, in accordance with section 74 of the Occupational Health and Safety (Commonwealth Employment) Act 1991(Cwth), the following notices of accidents and dangerous occurrences were recorded:

Incidents

-------------------------------------------------
              Serious      Prescribed  Dangerous
Fatality  personal injury  incapacity  occurrence
-------------------------------------------------
       0        33             7           261
-------------------------------------------------

Notices and directions

------------------------------------------------------------------
Type                                                       Number
------------------------------------------------------------------
Provisional improvement notices (section 29)                 0
Directions not to disturb workplace (section 45)             0
Prohibition notices issued by investigators (section 46)     0
Improvement notices issued (section 47)                      0
------------------------------------------------------------------

                             Telstra Corporation Limited and controlled entities


Environment
--------------------------------------------------------------------------------

In providing our diverse range of telecommunications products and services, Telstra impacts on the environment in a number of ways - from the direct impacts on land as a result of construction and maintenance of our networks to the resources used and the waste produced as a result of business operations and the packaging associated with our products.

Our goal is to minimise our environmental impact and, in doing so, set the standard for environmental performance in our industry and to pursue and achieve world's best practice in environmental management.

Our activities promote ecologically sustainable development (ESD) in a number of ways. In particular, the provision of telecommunications services has the potential to reduce the impact of our activities and the activities of our customers on the environment in the following ways:

     . minimising reliance on transport (and its associated environmental impacts) by opting for "real-time" audio and visual communications;

     .  providing increased opportunity for communities to interact better;

     . replacing paper-based and resource-intensive ways of transferring information; and

     . improving the dissemination of information and ideas locally and globally.

To minimise our impact on the environment, Telstra has an environmental management system. During fiscal 2003 we began the process of integrating our environmental management system with our health and safety management system to provide a single, comprehensive, efficient and robust system.

The application of our environmental management system, together with the engagement of staff, has led to continued improvement in our environmental performance. Initiatives carried out in fiscal 2003 include:

     .  continued commitment to the Greenhouse Challenge;

     . completing a comprehensive audit of product packaging under our National Packaging Covenant Action Plan;

     . commencing Green Purchasing - requiring all our suppliers and contractors to meet stipulated environmental conditions and supporting them to improve their environmental performance;

     . recycling more than 1,800 tonnes of paper, avoiding disposal in landfill; and

     . recycling thousands of kilograms of mobile phones from Telstra shops and more than 60% of directories through the Book Muncher/(R)/ initiative by Sensis.

More information on Telstra's environmental management system, policy and performance is available at www.telstra.com.au/environment.

Telstra Corporation Limited and controlled entities


Freedom of Information
--------------------------------------------------------------------------------

Freedom of Information Act 1982 (Cwth)

This statement is made in accordance with section 8 of the Freedom of Information Act 1982 (Cwth) (FOI Act). The FOI Act gives a right of access, subject to exemptions and exceptions, to documents of the Telstra Entity.

We are exempt from the operation of the FOI Act in relation to documents in respect of our commercial activities.

Functions

The particulars and functions of the Telstra Entity are set out in detail in this annual report. From time to time the Telstra Entity may make decisions regarding the supply of telecommunications services and matters incidental, ancillary or complementary to the supply of telecommunications services that may affect members of the public.

Organisation

An outline of our organisation is given under "Information on the Company - Organisational structure".

Consultative arrangements

Consultative arrangements exist between us, a number of user groups for specific products, as well as a wide range of groups including:

     . our Consumer Consultative Council (residential, Single Office and Home Office customers); and
     . our Disability Forum and Disability Equipment Program Customer Advisory Group (customers with a disability).

We also liaise with:

     . the National Farmers Federation (rural and regional customers); and . the Australian Telecommunications Users Group (business and general).

Categories of documents

We produce and/or retain numerous documents, including documents that are available to the public free of charge.

Documents available to the public free of charge include Telstra's Customer Service Charter, our Standard Form of Agreement with customers, product and service brochures and our annual report. These and certain other categories of documents are available from our website, www.telstra.com.

The categories of documents that we produce and/or retain relate to the provision of telephone lines and customer premises equipment to homes and businesses, the provision of local, long distance and international telephone calls, the provision of payphones and provision of mobile, data, internet and online services. There are also documents relating to wholesale services provided to other carriers and carriage service providers.

                             Telstra Corporation Limited and controlled entities


Freedom of Information
--------------------------------------------------------------------------------

Freedom of information requests

Initial enquiries concerning requests for access to documents or amendment of personal records under the FOI Act may be directed to:

Telstra's Information Access Unit
Locked Bag 5691
Melbourne Vic 3001

or:

Information Access Unit
Telstra Corporation Limited
Level 38
242 Exhibition Street
Melbourne Vic 3000

Telephone enquiries should be directed to the Information Access Manager on (03) 9632 3376.

Telstra Corporation Limited and controlled entities


Glossary
--------------------------------------------------------------------------------

1xRTT (One Times Radio Transmission Technology): 3G development of CDMA technology for high speed packet switched data

2.5G: technology designed to expand the bandwidth and data handling capacity of existing mobile telephony systems such as GSM using GPRS

3G: third generation technology designed to further expand the bandwidth and functionality of existing mobile telephony systems beyond 2.5G

ACA: Australian Communications Authority

ACCC: Australian Competition and Consumer Commission

Access line: a fixed or wireless local access connection between a customer's premises and a carrier's local switch

ACIF: Australian Communications Industry Forum

ACT: Australian Capital Territory

ADR: American depositary receipt

ADS: American depositary share

ADSL (Asymmetric Digital Subscriber Line): a technology for transmitting digital information at a high bandwidth on existing phone lines

AGAAP: generally accepted accounting principles in Australia

ARPANSA (Australian Radiation Protection and Nuclear Safety Agency): a Commonwealth Government agency responsible for protecting the health and safety of people and the environment from the harmful effects of radiation

ARPU: average revenue per user

ASX: Australian Stock Exchange Limited

ATM (Asynchronous Transfer Mode): a high bandwidth, low delay technology for transmitting voice, data and video signals

Bandwidth: the capacity of a communication link

Broadband network: a network to support subscription television and online services

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

Churn (where expressed as a rate): the rate at which subscribers to a service disconnect from the service. Churn is usually expressed as total disconnects for a period divided by the average number of customers for that period

Churn (where expressed as an activity): the transfer of a customer's telecommunications service from one supplier to another. In the case of a transfer involving a resale arrangement, no disconnection occurs and a churn relates to a change in the legal entity responsible for a telecommunications service or account

                             Telstra Corporation Limited and controlled entities


Glossary
--------------------------------------------------------------------------------

Communications Minister: the Commonwealth Minister for Communications, Information Technology and the Arts

Commonwealth: Commonwealth of Australia

Corporations Act and Australian Corporations Act: Corporations Act 2001 (Cwth)

CPE: customer premises equipment

CSG: customer service guarantee

CSL: Hong Kong CSL Limited

DDSO: digital data service obligation

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

GPRS (General Packet Radio Service): a service that will allow compatible mobile phones and mobile data devices to access internet and other data networks on a packet basis. The devices can remain connected to the net and send or receive data information and e-mail at any time

GSM (Global System for Mobile Communications): a mobile telephone system based on digital transmission

HFC: hybrid-fibre coaxial

IN: intelligent network

INP: inbound number portability

IP: internet protocol

IP-VPN: internet protocol virtual private network

ISDN (Integrated Services Digital Network): a digital service providing switched and dedicated integrated access to voice, data and video

ISP (Internet Service Provider): an internet service provider provides the link between an end user and the internet by means of a dial-up or broadband service. An ISP is also likely to provide help desk, web hosting and e-mail services to the end user. An ISP may connect to the internet via their own backbone or via services acquired from an internet access provider

Telstra Corporation Limited and controlled entities


Glossary
--------------------------------------------------------------------------------

LAN (local area network): a short distance data communications network used to link computers and other equipment

MNP: mobile number portability

Number portability: the ability of end users to keep their telephone number when they change their telephone service provider

PABX (Private Automated Branch Exchange): telephone equipment on a customer's premises seen as terminal equipment on the public network

Preselection: the ability of a customer to choose a service provider to provide a basket of services including national and international long distance and fixed to mobile services. Preselection is on a "permanent" basis when the customer selects a provider for all calls placed without an override code

PSTN (Public Switched Telephone Network): our national fixed network delivering basic and enhanced telephone service

REACH: Reach Ltd, a 50:50 joint venture with PCCW Limited

RDN: routed data network

Reseller: non-carrier providers of telecommunications services

SDN: switched data network

SIO: services in operation

SME: small and medium enterprises

SMS: short messaging service

TCW: Telstra Country Wide

Telecommunications Act: Telecommunications Act 1997 (Cwth)

Telstra: Telstra Corporation Limited and its controlled entities as a whole

Telstra: a registered trade mark of the Telstra Entity

Telstra Act: Telstra Corporation Act 1991 (Cwth)

Telstra Entity: Telstra Corporation Limited

TIO: Telecommunications Industry Ombudsman

TPA: Trade Practices Act 1974 (Cwth)

TSLRIC: total service long run incremental cost

ULL (Unconditioned Local Loop): one or more twisted copper pairs between the exchange and the network boundary at a customer's premises

US: United States of America

USGAAP: generally accepted accounting principles in the US

                             Telstra Corporation Limited and controlled entities


Glossary
--------------------------------------------------------------------------------

USO (Universal Service Obligation): obligation imposed on carriers to ensure that standard telecommunications services are reasonably available to all persons in the universal service area

WAN: wide area network

WAP: wireless application protocol

WDM: wave division multiplexing

WHO: World Health Organisation

Wireless Local Loop: a range of radio technologies used to provide fixed access to customers in lieu of copper

xDSL: term used to describe various forms of digital subscriber line technologies that can provide very high speed service using existing copper lines

/TM/: Trade Mark of Telstra Corporation Limited ABN 33 051 775 556

/(R)/: Registered Trade Mark of Telstra Corporation Limited ABN 33 051 775 556

/^/: Iridium is a registered Trade Mark of Iridium Satellite LLC

/#/: RiskMetrics is a registered Trade Mark of Benfield Greig Australia Pty Ltd

*: CHESS is a registered Trade Mark of McDonnell Information Systems Group Plc

Telstra Corporation Limited and controlled entities


Total Year Financial Summary
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------
                                                2003      2002      2001      2000      1999
                                                 A$m       A$m       A$m       A$m       A$m
--------------------------------------------------------------------------------------------
Sales revenue                                 20,495    20,196    18,679    19,343    17,571
Total revenue (including interest)            21,700    20,928    23,086    20,567    18,218
EBITDA/(1)/................................    9,170     9,483     9,834     8,563     8,351
Profit before income tax expense...........    4,928     5,446     6,297     5,349     5,320
Net profit after minorities................    3,429     3,661     4,058     3,677     3,486
Dividends..................................    3,345     2,830     2,445     2,316     4,247
Total assets...............................   35,599    38,219    38,003    30,578    27,780
Gross debt.................................   12,272    13,726    13,990     9,821     7,211
Net debt...................................   10,972    12,268    12,505     8,877     6,118
Shareholders' equity.......................   15,422    14,106    13,722    11,602    10,294
Operating cash flows.......................    7,057     7,098     6,599     6,547     6,574
Investing cash flows.......................   (2,492)   (3,258)   (6,370)   (4,896)   (4,064)
Financing cash flows.......................   (4,317)   (3,817)       94    (1,881)   (2,484)
Net movement...............................      248        23       323      (230)       26
Capital expenditure and investments
(including capitalised interest)...........   (3,437)   (3,777)   (7,712)   (5,428)   (4,478)
Financial ratios                                 %         %         %         %         %
Return on average assets...................     16.3      17.5      21.6      21.1      22.4
Return on average equity/(2)/..............     23.2      26.8      32.7      33.7      29.9
Interest cover (times).....................      6.4       7.0       9.0       8.5       9.4
Gross debt to capitalisation/(2) & (3)/....     44.3      49.3      50.5      45.8      36.9
Net debt to capitalisation/(2) & (4)/......     41.6      46.5      47.7      43.3      37.3

----------

<F1>

/(1)/ Net profit before interest received/receivable, interest expense
      (borrowing costs), depreciation and amortisation and income tax expense.
<F2>
/(2)/ Excludes the effect of the special dividend of A$2,059 million provided for in the financial statements as at 30 June 1999.
<F3>

/(3)/ Based on gross debt (total current and non-current borrowings) as a percentage of gross debt plus shareholders' equity.
<F4>
/(4)/ Based on net debt (gross debt less liquid interest-bearing assets) as a percentage of net debt plus shareholders' equity.

Item 19.

EXHIBIT INDEX


Telstra Corporation Limited Constitution                        Exhibit  1

Employment Contract -- Ziggy Switkowski                         Exhibit  4.1

Employment Contract -- Ted Pretty                               Exhibit  4.2

Rule 13a-14(a) Certifications                                   Exhibit 12

Rule 13a-14(b) Certifications                                   Exhibit 13

SIGNATURE

     The registrant hereby certifies that it meets the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.


                                        TELSTRA CORPORATION LIMTED
                                                (Registrant)


                                        \s\ John Stanhope
                                        Name: John Stanhope
                                        Title: Chief Financial Officer/GMD
                                               Finance and Administration


Dated: December 23, 2003

EXHIBIT INDEX


Telstra Corporation Limited Constitution                        Exhibit  1

Employment Contract -- Ziggy Switkowski                         Exhibit  4.1

Employment Contract -- Ted Pretty                               Exhibit  4.2

Rule 13a-14(a) Certifications                                   Exhibit 12

Rule 13a-14(b) Certifications                                   Exhibit 13