Form 20-F/A
period 2003-06-30
TELSTRA CORP LTD
filed 2004-08-11
CIK 1046126

                       SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C.
                          AMENDMENT NO. 2 TO FORM 20-F
                                   (Mark One)

      [ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

                                       OR

      [X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED JUNE 30, 2003

                                       OR

      [ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES AND EXCHANGE ACT OF 1934

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

Title of each Class                         Name of Exchange on which Registered
----------------------------                ------------------------------------
Ordinary Shares(1)                                 New York Stock Exchange
American Depositary Shares(2)                      New York Stock Exchange

--------------------------------------------------------------------------------

Securities registered or to be registered pursuant to Section 12(g) of the Act.
--------------------------------------------------------------------------------
                                      None

 Securities for which there is a reporting obligation pursuant to Section 15(d)
                                  of the Act.
--------------------------------------------------------------------------------
                                      None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

            Ordinary Shares                           12,866,600,200

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

(2) Evidenced by American Depositary Receipts, each American Depositary Share representing five Ordinary Shares.

                                EXPLANATORY NOTE

      The undersigned registrant hereby amends Item 15, Item 18 and Item 19 of the Annual Report on Form 20-F for the above-noted fiscal year which was filed with the Securities and Exchange Commission on December 30, 2003 by replacing each of the aforementioned items in its entirety.

ITEM 15. CONTROLS AND PROCEDURES

REFER TO FOLLOWING PAGE

Telstra Corporation Limited and controlled entities

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

ITEM 18. FINANCIAL STATEMENTS.

REFER TO FOLLOWING PAGES

Telstra Corporation Limited and controlled entities

Statement of Financial Performance
--------------------------------------------------------------------------------
for the year ended 30 June 2003

                                                                         Telstra Group              Telstra Entity
-----------------------------------------------------------------------------------------------   ------------------
                                                                      Year ended 30 June          Year ended 30 June
                                                               2003      2003     2002     2001      2003       2002
                                                      Note       $m      US$m       $m       $m        $m         $m
-----------------------------------------------------------------------------------------------   ------------------
Ordinary activities
Revenue

Sales revenue..........................................2,3   20,495    13,732   20,196   18,679    18,628     18,217
Other revenue (excluding interest revenue).............2,3    1,121       751      606    4,304       952        487
                                                             ----------------------------------   ------------------
                                                             21,616    14,483   20,802   22,983    19,580     18,704
                                                             ----------------------------------   ------------------
Expenses

Labour...................................................3    3,204     2,147    3,240    3,122     2,681      2,575
Goods and services purchased (1.27)......................3    3,615     2,422    3,933    3,083     2,730      2,971
Other expenses...........................................3    4,602     3,083    4,065    6,761     6,634      5,088
                                                             ----------------------------------   ------------------
                                                             11,421     7,652   11,238   12,966    12,045     10,634
Share of net losses of associates and joint venture
entities................................................24    1,025       687       81      183        --         --
Depreciation and amortisation............................3    3,447     2,309    3,267    2,871     2,993      2,782
Interest revenue.........................................2       84        56      126      103       202        183
Borrowing costs..........................................3      879       589      896      769       935        913
                                                             ----------------------------------   ------------------
Net borrowing costs.......................................      795       533      770      666       733        730
                                                             ----------------------------------   ------------------
Profit before income tax expense..........................    4,928     3,302    5,446    6,297     3,809      4,558
                                                             ----------------------------------   ------------------
Income tax expense.......................................4    1,534     1,028    1,796    2,292     1,558      1,833
Effect of decrease in tax rates on deferred tax
balances.................................................4       --        --       --      (56)       --         --
                                                             ----------------------------------   ------------------
Total income tax expense..................................    1,534     1,028    1,796    2,236     1,558      1,833
                                                             ----------------------------------   ------------------
Net profit................................................    3,394     2,274    3,650    4,061     2,251      2,725
Outside equity interests in net (profit)/loss.............       35        23       11       (3)       --         --
                                                             ----------------------------------   ------------------
Net profit available to Telstra Entity shareholders.......    3,429     2,297    3,661    4,058     2,251      2,725
                                                             ----------------------------------   ------------------
Other valuation adjustments to equity
Net exchange differences on translation of non-
Australian controlled entities' financial statements......     (161)     (108)     (87)      61        --         --
Reserves recognised on equity accounting our interest
in joint ventures and associates..........................      (18)      (12)      41      (33)       --         --
Fair value reserve recognised on acquisition of
controlling interest in joint venture entity..............       --        --       54       --        --         --
Adjustment to opening retained profits due to a change
in an accounting standard (1.2)...........................    1,415       948       --       --        --         --
                                                             ----------------------------------   ------------------
Valuation adjustments available to Telstra Entity
shareholders and recognised directly in equity............    1,236       828        8       28        --         --
                                                             ----------------------------------   ------------------
Total changes in equity other than those resulting from
transactions with Telstra Entity shareholders as owners...    4,665     3,125    3,669    4,086     2,251      2,725
                                                             ==================================   ==================
                                                              CENTS   USCENTS    CENTS    CENTS
                                                             ----------------------------------
Basic and diluted earnings per share (cents per share)...6     26.6      18.0     28.5     31.5
                                                             ----------------------------------
Total ordinary dividends per share (cents per share)..7,28     27.0      18.0     22.0     19.0
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

- Reach Ltd

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

The businesses we contributed included the global wholesale division of Telstra Corporation Limited and a number of controlled entities as listed below:

Global wholesale divisions

- Global Connect (part thereof)

- Global Wholesale - Australian Point of Presence (PoP)

- Telstra Inc. (part thereof)

Controlled entities

- Telstra Global Networks Limited

- Telstra Japan KK

- Telstra Korea Limited

- Telstra Germany GmbH

- Telstra France SA

- Telstra Singapore Pte Ltd

- Telstra International (HK) Holdings Limited

- Telstra Wholesale Trading Inc.

- Telstra (UK) Limited

- Telstra Global Wholesale (NZ) Limited

- Telstra (Malaysia Holdings) Sdn. Bhd.

- Australian Network Company Pty Ltd

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

- Telstra CSL Group

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

Our financial or fiscal year ends on 30 June. Unless we state differently, the following applies:

-  year, fiscal year or financial year means the year ended 30 June;

-  balance date means the date 30 June; and

-  2003 means fiscal 2003 and similarly for other fiscal years.

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

1.1  Basis of preparation of the financial report

This financial report is a general purpose financial report prepared in accordance with:

-  the Australian Corporations Act 2001;

-  Accounting Standards applicable in Australia;

-  other authoritative pronouncements of the Australian Accounting Standards
   Board;

-  Urgent Issues Group Consensus Views; and

-  Australian generally accepted accounting principles (AGAAP).

This financial report is prepared in accordance with historical cost, except for some categories of investments that are equity accounted. Cost is the fair value of the consideration given in exchange for net assets acquired.

In preparing this financial report, we have been required to make estimates and assumptions that affect:

-  the reported amounts of assets and liabilities;

-  the disclosure of contingent assets and liabilities; and

-  revenues and expenses for the period.

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

The major revenue and associated expense items impacted were:

-  basic access installation and connection fees for in place and new services;

-  up-front mobile phone connection fees;

-  commission revenue for our printed directories; and

-  on line directories and voice services.

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

1.    Summary of accounting policies (continued)

1.2   Change in accounting policies (continued)

Revenue recognition (continued)

As a result of the change in revenue recognition accounting policy, our net profit for fiscal 2001 decreased as follows:

                                                                  Telstra Group
-------------------------------------------------------------------------------
                                                                   Year ended
                                                                    30 June
                                                                      2001
                                                                       $m
-------------------------------------------------------------------------------
Sales revenue
Cumulative impact of deferring revenue as at 30 June
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

The balance sheet method places emphasis upon the determination of tax assets and liabilities with income tax expense a residual of the process. In implementing the new method the revised standard:

-     introduces new terminology;

-     is formula based;

- defines tax assets and liabilities as the product of temporary differences that arise between the carrying amount and the tax base of items recognised in the statement of financial position; and

-     increases the level of disclosures about income taxation.

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

Under this method:

- monetary statement of financial position items, such as cash and receivables, are translated into Australian dollars using market exchange rates at balance date;

- non monetary statement of financial position items (including equity at the date of investment) are translated at market exchange rates applicable at the date of the transactions (or at the date of revaluation);

- statements of financial performance are translated into Australian dollars at average exchange rates for the year, unless there are significant identifiable transactions, which are translated at the exchange rate that existed on the date of the transaction; and

- currency translation gains and losses are recorded in the statement of financial performance.

Non-Australian entities that operate on their own ("self-sustaining" entities)

Where our non-Australian operations operate independently of us both financially and operationally, we translate their financial reports to Australian dollars using the current rate method of accounting.

Under this method:

- assets and liabilities are translated into Australian dollars using market exchange rates at balance date;

- shareholders' equity at the date of investment is translated into Australian dollars at the exchange rate current at that date. Movements post-acquisition (other than retained profits/ accumulated losses) are translated at the exchange rates current at the dates of those movements;

- statements of financial performance are translated into Australian dollars at average exchange rates for the year, unless there are significant identifiable transactions, which are translated at the exchange rate that existed on the date of the transaction; and

- currency translation gains and losses are recorded in the foreign currency translation reserve.

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

Cost includes:

-     both variable and fixed costs directly related to specific contracts;

- amounts which can be allocated to contract activity in general and which can be allocated to specific contracts on a reasonable basis; and

- costs expected to be incurred under penalty clauses, warranty provisions and other variances.

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

Profits are recognised when:

-     the stage of contract completion can be reliably determined;

-     costs to date can be clearly identified; and

- total contract revenues to be received and costs to complete can be reliably estimated.

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

(b) Joint venture entities and associated entities

(i) Joint venture entities

A joint venture entity is a contractual arrangement (in the form of an entity) whereby two or more parties take on an economic activity which is governed by joint control. Joint control involves the contractually agreed sharing of control over an entity where two or more parties must consent to all major decisions. Our interests in joint venture entities that are:

- partnerships are accounted for using the equity method of accounting in the Telstra Group and Telstra Entity financial statements; and

- not partnerships are accounted for using the equity method of accounting in the Telstra Group financial statements and the cost method in the Telstra Entity financial statements.

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

Under the equity method of accounting we adjust the initial recorded amount of the investment for our share of:

-     net profits or losses after tax since the date of investment;

-     reserve movements since the date of investment;

-     unrealised profits or losses and adjustments to asset values;

-     notional goodwill amortisation;

-     dividends or distributions received; and

-     deferred profit brought to account.

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

Net fair values of our investments are calculated on the following bases:

- for listed securities traded in an organised financial market we use the current quoted market bid price at balance date; and

- for investments in unlisted securities not traded in an organised financial market, fair value is determined by reference to the net assets of the unlisted security.

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

1.12  Property, plant and equipment (note 12)

(a) Acquisition

Items of property, plant and equipment are recorded at cost and depreciated as described in note 1.12(c). The cost of our constructed property, plant and equipment includes:

-     the cost of material and direct labour;

-     an appropriate proportion of direct and indirect overheads; and

-     borrowing costs up to the date the asset is installed ready for use.

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

As part of the application of AASB 1041, we have also elected to:

- apply the cost basis of recording property, plant and equipment in our financial statements; and

- deem all our revalued property, plant and equipment carrying amounts as at 30 June 2000 to be their cost going forward. This means that the asset revaluation reserve of $32 million is fixed as at 1 July 2000 and writedowns of previously revalued assets may no longer be made through the asset revaluation reserve.

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

1.    Summary of accounting policies (continued)

1.12  Property, plant and equipment (note 12) (continued)

(c) Depreciation and amortisation (continued)

The service lives of our significant items of property, plant and equipment are listed as follows:

                                                            Telstra Group
--------------------------------------------------------------------------------
                                                            As at 30 June
                                                         2003           2002
                                                     ---------------------------
                                                     Service life   Service life
Property, plant and equipment                          (years)        (years)
--------------------------------------------------------------------------------
Buildings - building shell...........                          55             55
          - general purpose..........                      8 - 40         8 - 40
          - fitout...................                     10 - 20        10 - 20
Communication assets
Buildings - building shell...........                          55             55
          - network..................                      8 - 40         8 - 40
          - fitout...................                     10 - 20        10 - 20
Customer premises equipment..........                       3 - 8          3 - 8
Transmission equipment...............                      4 - 20         5 - 16
Switching equipment..................                      2 - 10         3 - 10
Cables...............................                      8 - 25         8 - 25
Ducts and pipes - main cables........                          40             40
                - distribution.......                          30             30
Other communications plant...........                      3 - 16         4 - 18
Other assets
Leasehold plant and equipment........                      7 - 15         7 - 15
Other plant, equipment and motor
vehicles.............................                      3 - 15         3 - 15
--------------------------------------------------------------------------------

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

Significant items of expenditure:

- are deferred to the extent that they are recoverable from future revenue and will contribute to our future earning capacity; and

- cannot be deferred if they only relate to revenue which has already been recorded.

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

Costs included in software assets developed for internal use are:

-     external direct costs of materials and services consumed;

- payroll and direct payroll-related costs for employees (including contractors) directly associated with the project; and

-     borrowing costs incurred while developing the software.

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

(a) Delivery of services

Revenue from the provision of our telecommunications services includes:

-     telephone calls; and

-     other services and facilities provided such as internet and data.

                             Telstra Corporation Limited and controlled entities

--------------------------------------------------------------------------------

1.    Summary of accounting policies (continued)

1.19  Revenue (note 2) (continued)

Sales revenue (continued)

(a) Delivery of services (continued)

We record revenue earned from:

-     telephone calls on completion of the call; and

- other services generally at completion, or over the period of service provided.

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

Our construction contracts are classified according to their type. There are three types of construction contracts, these being material intensive, labour intensive and short duration. Revenue is recognised on a percentage of completion basis using the appropriate measures as follows:

- (actual costs / planned costs) x planned revenue - for material intensive projects;

- (actual labour hours / planned labour hours) x planned revenue - for labour intensive projects; and

- short duration projects are those that are expected to be completed within a month and revenues and costs are recognised on completion.

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

Other revenue

(f) Dividend revenue

We record dividend revenue in the statement of financial performance from the following entities when declared by them:

-     controlled entities;

- joint venture entities and associated entities (when received by the Telstra Entity); and

-     listed investments and other investments.

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

1.20 Share of net profits/(losses) of associates and joint venture entities (note 24)

We record our share of the net profits/(losses) of associates and joint venture entities by taking the profit/(loss) after tax, multiplied by our ownership interest after adjusting for:

-     amortisation of notional goodwill;

- deferral and subsequent amortisation of unrealised profits after tax arising from transactions and the sale of assets from us to our associates; and

- deferral and subsequent amortisation of unrealised profits after tax arising from trading and the sale of assets from our associates to us.

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

Permanent differences are:

- items of revenue or expense that are included in taxable income but will never be included in accounting profit; or

- items of revenue and expense that are included in accounting profit but will never be included in taxable income.

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

To accord with Urgent Issues Group Abstract 31 - Accounting for Goods and Services Tax (GST), which requires cash flows to be determined on a gross basis, we have completed our cash flow statement in the following manner:

- we have derived from our accounting records the amounts which we have shown in our statement of financial performance and statement of financial position, which are on a net GST basis where the GST is recoverable from the ATO; and

- we have estimated the amount of GST that is required to be added to various line items in the cash flow statement by reference to our business activity statements prepared for the ATO.

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

1.26  Insurance

We specifically carry the following types of insurance:

-     property;

-     travel/personal accident;

-     third party liability;

-     directors' and officers' liability;

-     company reimbursement; and

-     other insurance from time to time.

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

Our expense categories represent an aggregation of expenses classified by nature
(type). These categories do not include any indirect or fixed costs and therefore are not identical to their functional expense category. Specifically this includes:

-     our goods and services purchased; and

- our marketing expenses and general and administration expenses included within the reconciliation of other expenses (refer note 3).

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


                                                                             211

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

(v) Our benefit for tax losses may be used in future years if the following criteria are met:

- our controlled entities have sufficient future assessable income to enable the tax losses to be offset against that assessable income;

- our controlled entities continue to satisfy the conditions required by tax legislation to be able to use the tax losses; and

- there are no future changes in tax legislation that will adversely affect us in using the benefit of the tax losses.

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

The Telstra Group is now organised along the following segments:

-     Telstra Consumer and Marketing is responsible for:

      -     serving consumer customers with fixed, wireless and data products;

      -    management of Telstra brands, advertising and sponsorship; and

      -     implementing our bundling initiatives.

-     Telstra Country Wide is responsible for:

      - addressing the telecommunication needs of consumer and business customers that reside and operate outside the mainland state capital cities and in Tasmania and the Northern Territory; and

      - the specific needs of customers which are not as readily accessible as customers in metropolitan areas.

-     Telstra Business and Government is responsible for:

      - the provision of the full range of products and services to corporate, small to medium enterprises and government customers; and

      - manages our interests in our North American, Japanese and European retail operations.

-     Telstra International manages our interests in:

      - the Asia-Pacific region, including our operations in Hong Kong, India, China and New Zealand.

-     Infrastructure Services responsibilities include:

      - management and delivery of telecommunications infrastructure and related services;

      - operational service and delivery of the entire fixed and mobile networks, along with online products and platforms; and

      - Network, Design and Construction's capability for end-to-end project management, planning, design, construction, integration, operations and maintenance of communications networks and systems for Telstra and other telecommunications companies.

-     Telstra Wholesale is responsible for:

      - the provision of domestic wholesale products and services to other carriers and carriage service providers.

-     Telstra Technology is responsible for:

      - the overall planning, design and construction management of our domestic fixed communication networks and associated systems to deliver technology solutions to support our products, services and customer support.

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

                             Telstra Corporation Limited and controlled entities

--------------------------------------------------------------------------------

5. Segment information (continued)

   - Finance & Administration - encompasses the functions of finance, treasury, productivity, risk management and assurance, acquisitions, investments and strategic development, investor relations, corporate services, and the office of the Telstra Chief Information Officer. It also includes the financial management of the majority of the Telstra Entity fixed assets (including network assets) through the Asset Accounting Group. Telstra Technology manages the annual capital expenditure of these assets on behalf of our other business segments.

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

Current value of all land and buildings

We obtain valuations of all of our land and buildings at least once every three years and the current value as at 30 June 2003 is as follows:

-  $2,425 million for the Telstra Group (fiscal 2002: $2,906 million); and
-  $2,425 million for the Telstra Entity (fiscal 2002: $2,866 million).

These current values are not on independent valuation. The following bases are used in determining the current value of property, plant and equipment:

--------------------------------------------------------------------------------
Property, plant and equipment                               Valuation
category                                                      basis
--------------------------------------------------------------------------------
General purpose land and                                    Market value
buildings

Communication assets and
other plant and equipment
Network land                                                Market value
Network buildings                                   Depreciated replacement cost
--------------------------------------------------------------------------------

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

                                                                 Telstra Group
-------------------------------------------------------------------------------
                                                                 As at 30 June
                                                                 2003      2002
                                                                   $m        $m
-------------------------------------------------------------------------------
Property, plant and equipment.................................     --       818
Other assets..................................................     --       415
                                                                 --------------
                                                                   --     1,233
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
                                                 =============   ==============

(a) The movements in the carrying value of our net goodwill balance are summarised as follows:

                                                                  Telstra Group
--------------------------------------------------------------------------------
                                                                  As at 30 June
                                                                  2003      2002
                                                                    $m        $m
--------------------------------------------------------------------------------
Carrying amount at beginning of year.........................    2,063     1,548
Additional goodwill recognised (i) (ii)......................       71       615
Removal of goodwill on disposal..............................       --       (13)
Amortisation expense.........................................     (116)      (87)
                                                                ----------------
Carrying amount at end of year...............................    2,018     2,063
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

(b) As at 30 June 2003, the net goodwill balance was from investments made in the following controlled entities:

                                                                   Telstra Group
--------------------------------------------------------------------------------
                                                                  As at 30 June
                                                                  2003      2002
                                                                    $m        $m
--------------------------------------------------------------------------------
Telstra CSL Limited (ii).....................................    1,784     1,884
TelstraClear Limited (i).....................................      145        79
Sensis Pty Ltd (formerly Pacific Access
Pty Ltd).....................................................       39        41
Telstra Enterprise Services Pty Ltd..........................       32        39
InsNet Pty Ltd...............................................       10        11
Other........................................................        8         9
                                                                ----------------
Net goodwill.................................................    2,018     2,063
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

                             Telstra Corporation Limited and controlled entities

--------------------------------------------------------------------------------

                                                 Telstra Group   Telstra Entity
---------------------------------------------------------------  --------------
                                                 As at 30 June   As at 30 June
                                                   2003    2002    2003    2002
                                         Note        $m      $m      $m      $m
---------------------------------------------------------------  --------------
15. Payables
Current
Trade creditors (a)..........................       645     606     475     424
Accrued expenses.............................     1,254   1,328     964     999
Accrued capital expenditure..................       181     194     240     277
Accrued interest.............................       195     208     195     205
Other creditors (a)..........................       250     426     156     172
Amounts owed to controlled entities
(other than trade creditors)...............27        --      --      --     125
                                                 --------------  --------------
                                                  2,525   2,762   2,030   2,202
                                                 ==============  ==============
Non current
Other creditors..............................        51     129      48      68
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
                                               ==============  ==============

Our interest-bearing liabilities are unsecured, except for:
- finance leases which are secured, as the rights to the leased asset transfer to the lessor in the event of a default by us; and
- bank loans of $nil (2002: $519 million) held by non-Australian controlled entities.
Refer to notes (c) and (f) below.

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

These share plans were:

-  the Telstra Employee Share Ownership Plan II (TESOP99); and
-  the Telstra Employee Share Ownership Plan (TESOP97).

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

-  Telstra Growthshare
-  Directshare; and
-  Ownshare.

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

Both the number of options and the number of performance rights potentially exercisable are based on the following:

- If in the first quarter of the performance period, Telstra's percentile ranking is the 50th percentile or above then:
   (i) the number of options and performance rights that become exercisable for that quarter is scaled proportionately from the 50th percentile (at which 50% of the allocation becomes exercisable) to the 75th percentile (at which 100% of the allocation becomes exercisable); and
   (ii) in subsequent quarters, the number that become exercisable is based on the same proportionate scale, but is reduced by the number of options or performance rights that have previously become exercisable. The percentile ranking achieved needs to be above that achieved in previous quarters for additional options and performance rights to become exercisable.

- If in the first quarter of the performance period, the percentile ranking is less than the 50th percentile then:
   (i)  half of the allocation will lapse; and
   (ii) in subsequent quarters, the remaining 50% of the options or performance rights will become exercisable if the ranking is the 50th percentile or above for that quarter.

- If Telstra does not achieve or exceed the 50th percentile ranking in any quarter of the performance period, all options and performance rights will lapse.

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

Restricted trust shares are held by the Trustee until the earlier of:

-  the period determined in accordance with the trust deed;
-  the executive finishes employment with Telstra; or
-  a date nominated by the board.

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

The restriction period continues:

-  for five years from the date of allocation of the shares;
- until the participating director is no longer a director of, or is employed by, a company in the Telstra Group; or
-  until the board of Telstra determines that an 'event' has occurred.

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

The restriction period continues:

- for three years or five years depending on the elections available to the participant at the time of allocation;
-  until the participant ceases employment with the Telstra Group; or
-  until the board of Telstra determines that an 'event' has occurred.

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

                            Total shares                                     Total shares
                            held as at 30   September 2002     March 2003    held as at 30
                              June 2002       allocation       allocation     June 2003
                            --------------------------------------------------------------
                            No. of shares   No. of shares    No. of shares   No. of shares
------------------------------------------------------------------------------------------
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

--------------------------------------------------------------------------------

20. Expenditure commitments (continued)

Description of our operating leases

We have operating leases for the following major services:

-  rental of land and buildings;

-  rental of motor vehicles, caravan huts and trailers and mechanical aids; and

- rental of personal computers, laptops, printers and other related equipment that are used in non communications plant activities.

The average lease term is:

-  seven years for land and buildings;

- four years for motor vehicles, five years for light commercial vehicles and seven to twelve years for trucks and mechanical aids; and

-  three years for personal computers and related equipment.

Contingent rental payments only exist for motor vehicles and are not significant compared with total rental payments made. These are based on unfair wear and tear, excess kilometres travelled, additional fittings and no financial loss to be suffered by the leasing company from changes to the original agreements. Our motor vehicles and related equipment must also remain in Australia.

We do not have any significant purchase options in our operating leases.

Operating leases related to our personal computers and associated equipment had average interest rates of 5.1% for fiscal 2003 (5.5% for fiscal 2002).

                                                                   Telstra Group    Telstra Entity
----------------------------------------------------------------------------------  ---------------
                                                                    As at 30 June    As at 30 June
                                                                   2003      2002    2003      2002
                                                         Note       $m        $m      $m        $m
----------------------------------------------------------------------------------  ---------------
(c) Finance lease commitments
Within 1 year .........................................              21        22       9        7
Within 1-2 years ......................................              --        19      --        1
Within 2-3 years ......................................              --         2      --       --
Within 3-4 years ......................................              --        --      --       --
Within 4-5 years ......................................              --        --      --       --
                                                                  ----------------  ---------------
Total minimum lease payments ..........................              21        43       9        8
Future finance charges on finance leases ..............              (1)       (2)     --       --
                                                                  ----------------  ---------------
Present value of net future minimum lease payments ....              20        41       9        8
                                                                  ================  ===============
Recorded as current interest-bearing liabilities ......    16        20        20       9        7
Recorded as non current interest-bearing liabilities ..    16        --        21      --        1
                                                                  ----------------  ---------------
Total finance lease liabilities .......................    16        20        41       9        8
                                                                  ================  ===============

Description of our finance leases

In addition to the above finance lease commitments, we have also guaranteed the performance of a third party for finance lease payments to be made by the third party, on our behalf (refer note 21 for further information).

We have finance leases for the following major services:

-  communications exchange equipment denominated in US dollars; and

- computer mainframes, computer processing equipment and other related equipment.

The average lease term is:

-  13 years for communications exchange equipment denominated in US dollars; and

-  three years for computer mainframe and associated equipment.

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

Telstra Corporation Limited and controlled entities

--------------------------------------------------------------------------------

20. Expenditure commitments (continued)

Interest rates for our finance leases are:

-  US dollar communication assets between 4.25% and 5.06%; and

- computer mainframe, computer processing equipment and associated equipment between 8.26% and 9.36%.

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

Indemnities, performance guarantees and financial support

We have provided the following indemnities, performance guarantees and financial support through the Telstra Entity as follows:

- Indemnities to financial institutions to support bank guarantees to the value of $276 million (2002: $311 million) in respect of the performance of contracts.

- Indemnities to financial institutions in respect of the obligations of our controlled entities. The maximum amount of our contingent liabilities for this purpose was $249 million (2002: $219 million).

- Financial support for certain controlled entities to the amount necessary to enable those entities to meet their obligations as and when they fall due. The financial support is subject to conditions including individual monetary limits totalling $7 million (2002: $nil) and a requirement that the entity remains our controlled entity.

- Guarantee of the performance of joint venture entities under contractual agreements to a maximum amount of $247 million (2002: $422 million).

- Guarantee of the performance of a third party for lease payments to be made by the third party, on our behalf, over the remaining terms of the finance leases (average 13 years). The lease payments over the remaining period of the lease amount to $1,042 million (US$698 million) (2002: $1,256 million (US$709 million)).

- During fiscal 1998, we resolved to provide our associated entity, IBM Global Services Australia Limited (IBM GSA), with our pro rata 26% share of shareholder guarantees on a several basis up to $210 million. These guarantees may be made with IBM GSA bankers, or directly to IBM GSA customers. Our shareholding in IBM GSA, and our pro rata share of any future payments made under the shareholder guarantees, reduced to 22.6% during fiscal 2000. We issued a shareholder guarantee of $68 million on behalf of IBM GSA during fiscal 2000. As at 30 June 2003, $142 million (2002: $142 million) of the $210 million guarantee facility remains unused.

- Indemnities to Telstra Growthshare Pty Ltd for all liabilities, costs and expenses incurred by the trustee in the execution of the powers vested in it.

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

(ii) The CSS amounts show our share of the benefit liability in respect to past service of our employees and former employees who are members of the CSS. The CSS amounts for both 30 June 2003 and 30 June 2002 are based on notional amounts shown in the actuarial valuation dated 30 June 2000, subject to the following:

- deferred transfer values of $2,142 million have been excluded from the CSS net scheme assets, accrued benefits and vested benefits as Telstra Super is responsible for CSS members transferred to Telstra Super. Amounts for deferred transfer values have been recognised by Telstra Super;

- the net surplus of $3,614 million excludes $694 million related to the present value of future service liabilities. By including the $694 million, the surplus of notional assets over total liabilities for the CSS is $2,920 million; and

- based on the most recent actuarial investigation as at 30 June 2000, it has been recommended by the actuary that the surplus of $2,920 million, less superannuation contribution tax at the rate of 15%, be transferred to Telstra Super as previously described in this note. The Department of Finance and Administration is still considering the results of the actuarial investigation and the balance may be subject to change. Based on more recent estimates provided by our actuary this balance has declined, although it is still expected to be above its carrying value of $1,235 million recognised as receivable by Telstra Super.

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

Employer contributions

Employer contributions made to:

- the defined benefits divisions of Telstra Super were $nil for the past three fiscal years;

-  the CSS were $nil for the past three fiscal years;

- the defined benefit divisions of the HK CSL scheme for fiscal 2003 were $8 million (2002: $7 million; 2001: $3 million); and

- the accumulation divisions of Telstra Super for fiscal 2003 were $4 million (2002: $6 million; 2001: $7 million), including voluntary salary sacrifice contributions made at the discretion of the employee of $1 million (2002: $1 million; 2001: $1 million).

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

                                                                                              Telstra Entity's
                                                                      Country of               recorded amount   % of equity held by
Name of entity                                                        incorporation           of investment (a)   immediate parent
---------------------------------------------------------------------------------------------------------------  -------------------
                                                                                                 As at 30 June      As at 30 June
                                                                                                2003      2002     2003       2002
                                                                                                  $m       $m       %           %
---------------------------------------------------------------------------------------------------------------  -------------------
Parent entity
Telstra Corporation Limited (1)....................................   Australia
Controlled entities
Telecommunications Equipment Finance Pty Ltd (5) *.................   Australia                    --        --         --        --
Telstra Finance Limited (1) (4)....................................   Australia                    --        --      100.0     100.0
Telstra Corporate Services Pty Ltd (1).............................   Australia                     6         6      100.0     100.0
Transport Communications Australia Pty Ltd *.......................   Australia                     4         4      100.0     100.0
Telstra ESOP Trustee Pty Ltd (4) *.................................   Australia                    --        --      100.0     100.0
Telstra Growthshare Pty Ltd (4) *..................................   Australia                    --        --      100.0     100.0
On Australia Pty Ltd (1) (3).......................................   Australia                    11        11      100.0     100.0
Telstra Media Pty Ltd (1)..........................................   Australia                   381       347      100.0     100.0
Telstra Multimedia Pty Ltd (1).....................................   Australia                 2,678     1,720      100.0     100.0
Telstra International Limited (1)..................................   Australia                    84        84      100.0     100.0
------------------------------------------------------------------------------------------------------------------------------------
Telstra OnAir Holdings Pty Ltd *...................................   Australia                   302       302      100.0     100.0
   - Telstra OnAir Infrastructure Holdings Pty Ltd *...............   Australia                    --        --      100.0     100.0
      - Telstra 3G Spectrum Holdings Pty Ltd *.....................   Australia                    --        --      100.0     100.0
------------------------------------------------------------------------------------------------------------------------------------
Telstra New Wave Pty Ltd (1).......................................   Australia                     1         1      100.0     100.0
   - Hypertokens Pty Ltd *.........................................   Australia                    --        --      100.0     100.0
   - Customer Contact Technologies Pty Ltd (10)*...................   Australia                    --        --      100.0        --
   - Data & Text Mining Technologies Pty Ltd (10) *................   Australia                    --        --      100.0        --
   - Lyrebird Technologies Pty Ltd (10)*...........................   Australia                    --        --      100.0        --
------------------------------------------------------------------------------------------------------------------------------------
Telstra Holdings Pty Ltd (1) (12)..................................   Australia                 7,293     5,810      100.0     100.0
   - Beijing Australia Telecommunications Technical
     Consulting Services Company Limited (7) (8)...................   China                        --        --      100.0     100.0
   - Telstra Holdings (Bermuda) No. 2 Limited (8)..................   Bermuda                      --        --      100.0     100.0
      - Telstra CSL Limited (formerly Joint Venture
        (Bermuda) No. 2 Limited) (2) (8)...........................   Bermuda                      --        --      100.0     100.0
         - Bestclass Holdings Ltd (8)..............................   British Virgin Islands       --        --      100.0     100.0
            - Hong Kong CSL Limited (8)............................   Hong Kong                    --        --      100.0     100.0
               - Integrated Business Systems Limited (8)...........   Hong Kong                    --        --      100.0     100.0
               - One2Free Personalcom Limited (8)..................   Hong Kong                    --        --      100.0     100.0
               - CSL Limited (8)...................................   Hong Kong                    --        --      100.0     100.0
         - RWC, HK Limited (3) (8).................................   Hong Kong                    --        --          -     100.0
   - Telstra Holdings (Bermuda) No 1 Limited (8)...................   Bermuda                      --        --      100.0     100.0
   - Telstra International HK Limited (8)..........................   Hong Kong                    --        --      100.0     100.0
   - Telstra IDC Holdings Limited (8)..............................   Bermuda                      --        --      100.0     100.0
   - Telstra Japan Retail K.K.  (8)................................   Japan                        --        --      100.0     100.0
   - Telstra Singapore Pte Ltd (8) (10)............................   Singapore                    --        --      100.0        --
   - Telstra Wholesale Inc. (3) (8)................................   United States                --        --         --     100.0
   - Mobitel (Pvt) Limited (8) (12)................................   Sri Lanka                    --        --         --      60.0
   - Telstra New Zealand Limited (3) (8)...........................   New Zealand                  --        --         --     100.0
   - Telstra Global Limited (8)....................................   United Kingdom               --        --      100.0     100.0
      - Telstra Europe Limited (8).................................   United Kingdom               --        --      100.0     100.0
      - PT Telstra Nusantara (8)...................................   Indonesia                    --        --      100.0     100.0
   (continued over page)

Telstra Corporation Limited and controlled entities

--------------------------------------------------------------------------------

23. Investments in controlled entities (continued)

                                                                                              Telstra Entity's
                                                                      Country of              recorded amount    % of equity held by
Name of entity                                                        incorporation           of investment (a)   immediate parent
---------------------------------------------------------------------------------------------------------------  -------------------
                                                                                                As at 30 June       As at 30 June
                                                                                                2003      2002    2003        2002
                                                                                                 $m        $m       %           %
---------------------------------------------------------------------------------------------------------------  -------------------
Controlled entities (continued)
------------------------------------------------------------------------------------------------------------------------------------
   - Telstra Inc. (8)..............................................   United States                --        --      100.0     100.0
   - Telstra India Private Limited (8).............................   India                        --        --      100.0     100.0
   - NDC New Zealand Limited (8) (12)..............................   New Zealand                  --        --      100.0     100.0
      - TelstraClear Limited (8) (11) (12).........................   New Zealand                  --        --      100.0      58.4
         - Saturn Communications Limited (3) (8)...................   New Zealand                  --        --         --     100.0
         - Paradise.Net Limited (3) (8)............................   New Zealand                  --        --         --     100.0
         - Kiwi Cable Company Limited (3) (8)......................   New Zealand                  --        --         --     100.0
         - Netlink Limited (3) (8).................................   New Zealand                  --        --         --     100.0
         - TelstraSaturn Holdings Limited (8)......................   New Zealand                  --        --      100.0     100.0
            - CLEAR Communications Limited (8).....................   New Zealand                  --        --      100.0     100.0
         - CLEAR Communications (Australia) Pty Ltd (3) (8)........   Australia                    --        --         --     100.0
         - ZFREE Limited (3) (8)...................................   New Zealand                  --        --         --     100.0
         - ZTALK Limited (3) (8)...................................   New Zealand                  --        --         --     100.0
------------------------------------------------------------------------------------------------------------------------------------
Telstra Communications Limited (1).................................   Australia                    29        29      100.0     100.0
   - Telecom Australia (Saudi) Company Limited (3) (6) (7) (8).....   Saudi Arabia                 --        --       50.0      50.0
------------------------------------------------------------------------------------------------------------------------------------
Telstra Rewards Pty Ltd *..........................................   Australia                    14        14      100.0     100.0
   - Telstra Visa Card Trust (3)...................................   Australia                    --        --      100.0     100.0
   - Qantas Telstra Card Trust (3).................................   Australia                    --        --      100.0     100.0
   - Telstra Visa Business Card Trust (3)..........................   Australia                    --        --      100.0     100.0
------------------------------------------------------------------------------------------------------------------------------------
Telstra Media Holdings Pty Ltd (1).................................   Australia                    29        29      100.0     100.0
   - Telstra Enterprise Services Pty Ltd (1) (12)..................   Australia                    --        --      100.0     100.0
      - Telstra Limited (8) (12)...................................   New Zealand                  --        --      100.0     100.0
   - Telstra Pay TV Pty Ltd (1)....................................   Australia                    --        --      100.0     100.0
------------------------------------------------------------------------------------------------------------------------------------
Telstra CB Holdings Limited (1)....................................   Australia                   898       898      100.0     100.0
   - Telstra CB.net Limited (1)....................................   Australia                    --        --      100.0     100.0
   - Telstra CB.Com Limited (1)....................................   Australia                    --        --      100.0     100.0
   - Telstra CB.fs Limited (1).....................................   Australia                    --        --      100.0     100.0
      - InsNet Pty Ltd (1).........................................   Australia                    --        --      100.0     100.0
         - Australasian Insurance Systems Pty Ltd (1)..............   Australia                    --        --      100.0     100.0
         - TRC Computer Systems Pty Ltd (1)........................   Australia                    --        --      100.0     100.0
         - DBA Limited (1).........................................   Australia                    --        --      100.0     100.0
            - Brokerlink Pty Ltd (1)...............................   Australia                    --        --       81.3      81.3
            - DBA Computer Systems Pty Ltd (1).....................   Australia                    --        --      100.0     100.0
               - Brokerlink Pty Ltd (1)............................   Australia                    --        --       18.7      18.7
               - Unilink Group Pty Ltd (1).........................   Australia                    --        --      100.0     100.0
------------------------------------------------------------------------------------------------------------------------------------
   (continued over page)

                             Telstra Corporation Limited and controlled entities

--------------------------------------------------------------------------------

23. Investments in controlled entities (continued)

                                                                       Telstra Entity's   % of equity held
                                                        Country of      recorded amount     by immediate
Name of entity                                          incorporation  of investment (a)       parent
----------------------------------------------------------------------------------------  -----------------
                                                                         As at 30 June      As at 30 June
                                                                         2003       2002    2003       2002
                                                                           $m         $m       %          %
----------------------------------------------------------------------------------------  -----------------
Controlled entities (continued)
Sensis Pty Ltd (formerly Pacific Access
Pty Ltd) (1) (2)......................................  Australia         121        121   100.0      100.0
   - CitySearch Australia Pty Ltd *...................  Australia          --         --   100.0      100.0
      - CitySearch Canberra Pty Ltd *.................  Australia          --         --   100.0      100.0
   - Telstra Retail Pty Ltd *.........................  Australia          --         --   100.0      100.0
   - Sensis Holdings Pty Ltd (formerly Telstra
     Retail Services Pty Ltd) (2) *...................  Australia          --         --   100.0      100.0
   - Pacific Access Enterprises Pty Ltd *.............  Australia          --         --   100.0      100.0
   - WorldCorp Holdings (S) Pte Ltd (3) (8)...........  Singapore          --         --   100.0      100.0
      - WorldCorp Publishing Pte Ltd (3) (8)..........  Singapore          --         --   100.0      100.0
Network Design and Construction Limited (1)...........  Australia         177        177   100.0      100.0
   - NDC Global Holdings Pty Ltd (1) (12).............  Australia          --         --   100.0      100.0
      - NDC Telecommunications India Private
        Limited (8)...................................  India              --         --   100.0      100.0
      - PT NDC Indonesia (8)..........................  Indonesia          --         --    95.0       95.0
      - NDC Global Philippines, Inc (8)...............  Philippines        --         --   100.0      100.0
      - NDC Global Services (Thailand)
        Limited (8)...................................  Thailand           --         --    49.0       49.0
      - NDC Global Holdings (Thailand)
        Limited (8)...................................  Thailand           --         --    90.4       90.4
         - NDC Global Services (Thailand)
           Limited (8)................................  Thailand           --         --    51.0       51.0
      - NDC Global Services Malaysia Sdn.
        Bhd (8).......................................  Malaysia           --         --   100.0      100.0
   - NDC Global Services Pty Ltd (1)..................  Australia          --         --   100.0      100.0

(a) The amounts recorded are before any provision for reduction in value.
* These entities are Australian small proprietary limited companies, which are not required to prepare and lodge individual audited financial reports with the ASIC.

Telstra Corporation Limited and controlled entities

--------------------------------------------------------------------------------

23. Investments in controlled entities (continued)

ASIC deed of cross guarantee

(1) The following companies have entered into a deed of cross guarantee dated 4 June 1996 (or have been subsequently added to this deed by an assumption deed):

-  Telstra Corporation Limited;
-  Telstra Holdings Pty Ltd;
-  Telstra International Limited;
-  Telstra Communications Limited;
-  Telstra New Wave Pty Ltd;
-  Telstra Multimedia Pty Ltd;
-  On Australia Pty Ltd;
-  Telstra Media Holdings Pty Ltd;
-  Network Design and Construction Limited;
-  Sensis Pty Ltd (formerly Pacific Access Pty Ltd);
-  Telstra CB Holdings Limited;
-  Telstra CB.net Limited;
-  Telstra CB.Com Limited;
-  Telstra CB.fs Limited;
-  InsNet Pty Ltd;
-  Australasian Insurance Systems Pty Ltd;
-  TRC Computer Systems Pty Ltd;
-  DBA Limited;
-  Brokerlink Pty Ltd;
-  DBA Computer Systems Pty Ltd;
-  Unilink Group Pty Ltd;
-  Telstra Media Pty Ltd;
-  Telstra Enterprise Services Pty Ltd;
-  Telstra Pay TV Pty Ltd;
-  NDC Global Holdings Pty Ltd;
-  NDC Global Services Pty Ltd *; and
-  Telstra Corporate Services Pty Ltd *.

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

The deed of cross guarantee was formed under ASIC Class Order 98/1418, including those subsequent amendments made. This class order was dated 13 August 1998 and has been subsequently amended by class orders 98/2017, 00/321, 01/1087, 02/248 and 02/1017. Under this class order and the deed of cross guarantee, the companies listed above, except for Telstra Finance Limited:

-  form a closed group and extended closed group as defined in the class order;
- do not have to prepare and lodge audited financial reports under the Corporations Act 2001. This does not apply to Telstra Corporation Limited; and
- guarantee the payment in full of the debts of the other named companies in the event of their winding up.

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

Change of company names

(2) The following entities changed names during fiscal 2003:

-  Pacific Access Pty Ltd changed its name to Sensis Pty Ltd on 19 August 2002;
- Telstra Retail Services Pty Ltd changed its name to Sensis Holdings Pty Ltd on 20 March 2003; and
- Joint Venture (Bermuda) No. 2 Limited changed its name to Telstra CSL Limited on 12 March 2003.

Liquidations

(3) As at 30 June 2003, the following companies were in voluntary liquidation:

-  On Australia Pty Ltd;
-  Telecom Australia (Saudi) Company Ltd;
-  WorldCorp Holdings (S) Pte Ltd; and
-  WorldCorp Publishing Pte Ltd.

                             Telstra Corporation Limited and controlled entities

--------------------------------------------------------------------------------

23. Investments in controlled entities (continued)

Liquidations (continued)

(3)(continued)

The following companies were liquidated during fiscal 2003:

-  Saturn Communications Limited on 7 August 2002;
-  Paradise.Net Limited on 7 August 2002;
-  Netlink Limited on 7 August 2002;
-  ZFREE Limited on 7 August 2002;
-  ZTALK Limited on 7 August 2002;
-  CLEAR Communications (Australia) Pty Ltd on 30 September 2002;
-  Kiwi Cable Company Limited on 11 November 2002;
-  Telstra New Zealand Limited on 11 November 2002;
-  RWC, HK Limited on 4 April 2003; and
-  Telstra Wholesale Inc. on 30 June 2003.

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

Controlled entities with different balance dates

(7) The following companies have different balance dates to our balance date of 30 June for fiscal 2003:

-  Telecom Australia (Saudi) Company Limited - 31 December; and
- Beijing Australia Telecommunications Technical Consulting Services Company Limited - 31 December.

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

New incorporations and investments

(10) We have invested in or incorporated the following entities during fiscal 2003:

-  Customer Contact Technologies Pty Ltd on 30 July 2002;
-  Data & Text Mining Technologies Pty Ltd on 30 July 2002;
-  Lyrebird Technologies Pty Ltd on 30 July 2002; and
-  Telstra Singapore Pte Ltd on 12 November 2002.

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

23. Investments in controlled entities (continued)

Sales and disposals

(12) On 31 October 2002, we sold our 60% shareholding in the Sri Lankan mobile carrier, Mobitel (Pvt) Limited for $17 million (US$9 million).

The following entities were sold between entities within the Telstra Group:

- On 30 September 2002, Telstra Holdings Pty Ltd sold its investment in Telstra Limited to Telstra Enterprise Services Pty Ltd; and
- On 23 June 2003, NDC Global Holdings Pty Ltd sold its investment in NDC New Zealand Limited to Telstra Holdings Pty Ltd. As part of this restructure, TelstraClear performed a share buy-back of Telstra Holdings Pty Ltd's entire shareholding in TelstraClear and issued new shares to NDC New Zealand Limited. TelstraClear is now a 100% owned controlled entity of NDC New Zealand Limited.

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

                             Telstra Corporation Limited and controlled entities

--------------------------------------------------------------------------------

24. Investments in joint venture entities and associated entities

Our investments in joint venture entities are listed below:

Name of joint venture                Principal                    Ownership     Telstra Group's carrying  Telstra Entity's carrying
entity                               activities                    interest     amount of investment (*)  amount of investment (*)
------------------------------------------------------------------------------  ------------------------  -------------------------
                                                                As at 30 June         As at 30 June              As at 30 June
                                                                 2003     2002         2003         2002         2003          2002
                                                                    %        %           $m           $m           $m            $m
------------------------------------------------------------------------------  ------------------------  -------------------------
(i) Joint venture entities
FOXTEL Partnerships (#)............  Pay television              50.0     50.0           44           42           --            --
Customer Services Pty Ltd (c)......  Customer service            50.0     50.0           --           --           --            --
FOXTEL Management Pty Ltd (1)......  Management services         50.0     50.0           --           --           --            --
FOXTEL Cable Television Pty Ltd
(c) (3)............................  Pay television              80.0     80.0           --           --           --            --
                                     International
Reach Ltd (incorporated in           connectivity services to
Bermuda) (a) (c) (11)..............  wholesale customers         50.0     50.0           --          945           --            --
DataOne Corporation Pte Ltd
(incorporated in Singapore) (a) (9)  Internet hosting company      --     20.0           --           --           --            --
                                     Call centre services and
Stellar Call Centres Pty Ltd (2)...  solutions                   50.0     50.0           11            9            3             3
Xantic B.V. (incorporated in The     Global satellite
Netherlands) (a)...................  communications              35.0     35.0           74          114           --            --
                                     Olympic business
Investment 2000 Pty Ltd (1) (8)....  investment opportunities      --     25.0           --           --           --            --
IDC Limited (incorporated in
Bermuda) (a) (8)...................  Dormant                       --     50.0           --           --           --            --
                                     Toll free number
TNAS Limited (incorporated in        portability in New
New Zealand) (b) (c) (7)...........  Zealand                     33.3     50.0           --           --           --            --
-------------------------------------------------------------                   ------------------------  -------------------------
                                                                       note 11          129        1,110            3             3
                                                                                ========================  =========================

(#) This includes both the FOXTEL Partnership and the FOXTEL Television Partnership.

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

Telstra Corporation Limited and controlled entities

--------------------------------------------------------------------------------

24.  Investments in joint venture entities and associated entities (continued)

Our investments in associated entities are listed below:

Name of associated                   Principal                    Ownership     Telstra Group's carrying  Telstra Entity's carrying
entity                               activities                    interest     amount of investment (*)   amount of investment (*)
------------------------------------------------------------------------------  ------------------------  -------------------------
                                                                As at 30 June         As at 30 June              As at 30 June
                                                                 2003     2002         2003         2002         2003          2002
                                                                    %        %           $m           $m           $m            $m
------------------------------------------------------------------------------  ------------------------  -------------------------
(ii) Associated entities
IBM Global Services                  Information
Australia Limited (a) (2) (#)......  technology services         22.6     22.6            2           --           --            --
Australian-Japan Cable Holdings
Limited (incorporated in
Bermuda) (a) (c) (12)..............  Network cable provider      39.9     39.9           --           34           --            --
                                     Business software
Solution 6 Holdings Limited (9)....  system provider               --     15.2           --           14           --            --
                                     Smart card transaction
ECard Pty Ltd (7)..................  processing                  50.0     41.0            3           12            7            31
PT Mitra Global Telekomunikasi
Indonesia (incorporated in           Telecommunications
Indonesia) (a).....................  services                    20.4     20.4           25           27           --            --
Telstra Super Pty Ltd (c) (1) (4)..  Superannuation trustee     100.0    100.0           --           --           --            --
myinternet Limited (c).............  Educational portal          21.1     21.1           --           --           --            --
                                     Electronic transactions
Keycorp Limited (c) (6)............  solutions                   47.9     47.9           --           --           --            --
                                     Charitable trustee
Telstra Foundation Limited (5).....  organisation               100.0    100.0           --           --           --            --
CityLink Limited (incorporated in    Provider of wholesale
New Zealand) (b) (c) (1)...........  fibre bandwidth             27.1     27.1           --           --           --            --
                                                                       note 11           30           87            7            31
                                                                                ========================  =========================

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

Dividends received from joint venture and associated entities

(2) We received or were presently entitled to receive dividends and distributions from the following entities during fiscal 2003:

-  IBM Global Services Australia Limited $4.9 million (2002: $9.0 million); and
-  Stellar Call Centres Pty Ltd $1.2 million (2002: $0.1 million).

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
                                                                                  =================    =============

(i) The following items are included in this amount:

-   share of net (losses)/profits;
-   initial unrealised inter-entity profit after tax adjustment;
-   notional goodwill amortisation and writedowns;
-   deferred profits amortised; and
-   reduction in value of investments to recoverable amount.

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

Telstra Corporation Limited and controlled entities

--------------------------------------------------------------------------------

26. Executives' remuneration - salaries and other benefits (continued)

(a) Income and benefits of executives includes:

- fixed remuneration which is made up of salary, company superannuation contributions and benefits including fringe benefits tax;
- manager incentive plan payments relating to actual performance for Telstra and the individual in fiscal 2003;
-  retirement/redundancy/termination payments totalling $5.81 million (2002:
   $4.06 million) for the Telstra Group; and
-  retirement/redundancy/termination payments totalling $5.78 million (2002:
   $4.00 million) for the Telstra Entity.

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

- During fiscal 2003, communication assets were sold by the Telstra Entity to a controlled entity in the wholly owned group at cost of $29 million (2002:
     $34 million).

- The Telstra Entity sold services, purchased goods and communications assets, paid fees and received and paid interest to entities in the wholly owned group during the year. These transactions are in the normal course of business and are on normal commercial terms and conditions.

- Our controlled entity Network Design and Construction Limited (NDC) constructs communication assets on our behalf. During fiscal 2003, we paid for the purchase and maintenance of communication assets from NDC totalling $737 million (2002: $784 million).

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

During fiscal 2003, we paid for operating expenses on behalf of the following entities:

-    Telstra Foundation Limited;
-    Telstra Community Development Trust;
-    Telstra Growthshare Trust;
-    Telstra Employee Share Ownership Plan I (TESOP97); and
-    Telstra Employee Share Ownership Plan II (TESOP99).

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

-  our operations;
-  the results of those operations; or
-  the state of our affairs;

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

Our primary instruments include:

-  cash assets;
-  receivables;
-  payables;
-  bank deposits;
-  bills of exchange and commercial paper;
-  listed investments and investments in other corporations; and
-  various forms of borrowings both receivable and payable.

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

-  forward foreign currency contracts;
-  cross currency swaps; and
-  interest rate swaps.

Primary instruments create underlying exposures for the group. The main risks associated with these instruments include:

-  interest rate risk;
-  foreign currency risk;
-  credit risk; and
-  liquidity risk.

Interest rate risk refers to the risk that the value of a financial instrument will fluctuate due to changes in market interest rates. Our interest rate risk arises from the interest bearing financial assets and liabilities that we use whether the primary instrument has a fixed or variable rate attached. We monitor this risk on our net debt portfolio which includes our financial liabilities less matching short term financial assets. We manage interest rate risk by:

- controlling the settings of the group financial position to target levels of fixed and variable interest proportions of the net debt portfolio; and
- ensuring access to diverse sources of funding, minimising risks of refinancing.

We use suitable derivative instruments as part of the management of this risk.

Foreign currency risk refers to the risk that the value of a financial commitment or investment will fluctuate due to changes in foreign currency exchange rates. Our foreign currency risk arises due to:

- firm or anticipated transactions for receipts and payments for international telecommunications traffic settled in foreign currencies;
-  purchase commitments priced in foreign currencies;
-  investments denominated in foreign currencies; and
-  a portion of our borrowings denominated in foreign currencies.

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

Credit risk is the risk that a contracting entity will not complete its obligations under a financial instrument and cause us to make a financial loss. We have exposure to credit risk on all financial assets included in our statement of financial position. To help manage this risk:

- we have a policy for establishing credit limits for the entities we deal with;
-  we may require collateral where appropriate; and
- we minimise exposure to individual entities we either transact with or enter into derivative contracts with (through a system of credit limits).

Liquidity risk includes the risk that, as a result of our operational liquidity requirements:

-  we will not have sufficient funds to settle a transaction on the due date;
- we will be forced to sell financial assets at a value which is less than what they are worth; or
-  we may be unable to settle or recover a financial asset at all.

To help reduce these risks we:

- have a liquidity policy which targets a minimum and average level of cash and cash equivalents to be maintained;
- have readily accessible standby facilities and other funding arrangements in place; and
-  generally use instruments that are tradeable in highly liquid markets.

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

-  interest rate risk;
-  foreign currency risk; and/or
-  other market risk.

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

We enter into, and hedge transactions in the following significant foreign currencies:

-  United States dollars;
-  British pounds sterling;
-  New Zealand dollars;
-  Euro;
-  Hong Kong dollars; and
-  Japanese yen.

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
                                                                                       ==========================================

(viii) Cost of sales includes both direct and indirect costs involved in the sale of the Company's goods and services. For a service company this would commonly include depreciation and other indirect costs associated with the provision of services. However, the Company does not report its costs according to this description and classifies all of its expenses according to the nature of the expense, referred to as "goods and services purchased" in relation to the sale of goods and services. Goods and services purchased comprises:

     - Network service capacity from external communication service providers;
     -  Mobile handsets from third party suppliers;
     -  Cost of goods sold; and
     -  Directory paper costs.

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

30. United States generally accepted accounting principles disclosures
(continued)

Notes to the reconciliations to financial reports prepared using USGAAP (continued)

30(f) Retirement benefits (continued)

The effect of the adjustments required by SFAS 87 to retirement benefit expense/gain has been disclosed in the USGAAP reconciliations. If we had reported our net periodic pension cost/benefit and the funded status of the defined benefit superannuation plans in accordance with the accounting principles and actuarial assumptions under USGAAP, the disclosures required are as follows:

                                                                     Telstra Group
--------------------------------------------------------------------------------------------
                                                                    Year ended 30 June
                                                              2003    2003     2002     2001
                                                      Note      $m    US$m       $m       $m
--------------------------------------------------------------------------------------------
Net periodic pension (benefit)/cost (all funds
combined) The components of net periodic pension
cost for our defined benefit superannuation plans
are as follows:
Service cost on benefits earned...........................     337     226      333      380
Interest cost on projected benefit obligation.............     657     440      716      779
Expected return on assets.................................  (1,003)   (672)  (1,292)  (1,281)
Expenses and taxation.....................................      74      50       74       70
Member contributions for defined benefits.................    (113)    (76)    (109)    (113)
Amortisation of transition asset..........................     (84)    (56)     (85)     (87)
Amortisation of fund loss.................................      30      20       --       --
Transfers to CSL retirement scheme (i)....................       6       4       --       --
Settlement gain...........................................     (26)    (17)    (107)    (349)
                                                            --------------------------------
Net periodic pension benefit per USGAAP...................    (122)    (81)    (470)    (601)
Reverse amount expensed for AGAAP (labour
expense)..................................................      (8)     (5)      (2)     (14)
                                                            --------------------------------
Net periodic pension benefit USGAAP adjustment............    (130)    (86)    (472)    (615)
Writeback of superannuation additional
liability.............................................3(c)      --      --       --      725
                                                            --------------------------------
TOTAL USGAAP ADJUSTMENT - RETIREMENT BENEFIT
(GAIN)/EXPENSE............................................    (130)    (86)    (472)     110
                                                            ================================
We used the following major assumptions to account
for our defined benefit superannuation plans for
the years ended 30 June:
Discount rate.............................................    5.00%   5.00%    6.50%    6.00%
Expected rate of increase in future salaries..............    3.49%   3.49%    4.00%    3.50%
Expected long-term rate of return on assets...............    7.50%   7.50%    8.50%    8.50%
                                                            ================================
Reconciliation of change in benefit obligation
(all funds combined)
Projected benefit obligation at beginning of year.........   9,537   6,390    9,146    9,929
Service cost..............................................     337     226      333      380
Interest cost.............................................     657     440      716      779
Transfers to CSL retirement scheme (i)....................      80      54       --       --
Member contributions......................................     122      82      117       87
Benefit payments..........................................    (945)   (633)    (902)  (1,196)
Curtailments loss.........................................       9       6       32       --
Foreign currency exchange rate changes....................     (12)     (8)      --       --
Actuarial loss/(gain).....................................     464     311       95     (833)
                                                            --------------------------------
Projected benefit obligation at end of year...............  10,249   6,868    9,537    9,146
                                                            --------------------------------

                             Telstra Corporation Limited and controlled entities

--------------------------------------------------------------------------------

30. United States generally accepted accounting principles disclosures
(continued)

Notes to the reconciliations to financial reports prepared using USGAAP (continued)

30(f) Retirement benefits (continued)

                                                            Telstra Group
----------------------------------------------------------------------------------
                                                     Year ended 30 June
                                                   2003     2003     2002     2001
                                                     $m     US$m       $m       $m
----------------------------------------------------------------------------------
Reconciliation of change in fair value of plan
assets (all funds combined)
Fair value of plan assets at beginning
of year.......................................   12,208    8,179   13,502   13,486
Actual return on plan assets..................       53       36     (544)   1,068
Transfers to CSL retirement scheme (i)........       74       50       --       --
Employer contributions........................        8        5        2       14
Member contributions for defined benefits.....      113       76      109      113
Transfers/member contributions for
accumulation benefits.........................      122       82      117       87
Benefit payments..............................     (945)    (633)    (904)  (1,196)
Plan expenses.................................      (13)      (9)     (13)     (14)
Foreign currency exchange rate changes........      (13)      (9)      --        -
Contribution tax..............................      (61)     (41)     (61)     (56)
                                                ----------------------------------
Fair value of plan assets at end of year......   11,546    7,736   12,208   13,502
                                                ----------------------------------
Reconciliation of funded status of plan (all
 funds combined)
Projected benefit obligation..................  (10,249)  (6,868)  (9,537)  (9,146)
Plan assets at fair value.....................   11,546    7,736   12,208   13,502
                                                ----------------------------------
Funded status.................................    1,297      868    2,671    4,356
Unrecognised net transition asset (ii)........      (79)     (53)    (169)    (255)
Unrecognised net actuarial
loss/(gain) (ii)..............................    2,999    2,010    1,585     (486)
                                                ----------------------------------
Prepaid pension asset at 30 June..............    4,217    2,825    4,087    3,615
                                                ==================================

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

The following table represents adjusted net income per USGAAP and adjusted earnings per share to exclude amortisation expense for goodwill that is no longer amortised:

                                                Telstra Group
-------------------------------------------------------------------
                                              Year ended 30 June
                                             2003     2002     2001
                                               $m       $m       $m
-------------------------------------------------------------------
Net income per USGAAP................       3,450    3,898    3,576
Goodwill amortisation expense........          --      262      126
                                           ------------------------
ADJUSTED NET INCOME PER
USGAAP...............................       3,450    4,160    3,702
                                           ========================
                                            CENTS    CENTS    CENTS
                                           ------------------------
Basic earnings per share per
USGAAP (cents).......................        27.0     30.5     28.1
Goodwill amortisation................          --      2.0      0.9

Adjusted basic earnings per
share per USGAAP (cents).............        27.0     32.5     29.0
                                           ------------------------
Diluted earnings per share
USGAAP (cents).......................        26.9     30.4     27.9
Goodwill amortisation................          --      2.0      0.9
                                           ------------------------
Adjusted diluted earnings per
share per USGAAP (cents).............        26.9     32.4     28.9
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
                             ================================

The following table is a reconciliation of the carrying amount of our goodwill under USGAAP by reportable segment:

Telstra Group
--------------------------------------------------------------------------------------------------------------
                                                         Telstra
                                                        Business &         Telstra
                                                        Government      International       Other       Total
                                                            $m               $m               $m         $m
--------------------------------------------------------------------------------------------------------------
Carrying amount of goodwill (USGAAP) at 30 June 2001.....   75              2,519             42        2,636
Additional goodwill recognised...........................   --                551             10          561
Removal of goodwill on disposal..........................  (13)                --             --          (13)
Amortisation.............................................  (12)              (125)            (2)        (139)
Foreign currency translation adjustment..................   --               (245)            --         (245)
                                                          ----------------------------------------------------
Carrying amount of goodwill (USGAAP) at 30 June 2002.....   50              2,700             50        2,800
Additional goodwill recognised...........................   --                 71             --           71
Impairment losses........................................   --               (394)            --         (394)
Foreign currency translation adjustment..................   --               (365)            --         (365)
                                                          ----------------------------------------------------
Carrying amount of goodwill (USGAAP) at 30 June 2003.....   50              2,012             50        2,112
                                                          ====================================================

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

/s/ Ernst & Young
--------------------------------------
Ernst & Young

Date: 28 August 2003
Melbourne, Australia

ITEM 19. EXHIBITS


Telstra Corporation Limited Constitution* .....      Exhibit 1
Employment Contract - Ziggy Switkowski* .......      Exhibit 4.1
Employment Contract - Ted Pretty*..............      Exhibit 4.2
Rule 13a-14(a) Certifications..................      Exhibit 12
Rule 13a-14(b) Certifications..................      Exhibit 13


-----------
* Previously filed.

                                    SIGNATURE


      The registrant hereby certifies that it meets the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.



                                        TELSTRA CORPORATION LIMITED
                                                (Registrant)



                                        By: /s/ John V Stanhope
                                            ------------------------------------
                                            Name:  John V. Stanhope
                                            Title: Chief Financial Officer


Dated: August 11, 2004

Exhibit Index

Telstra Corporation Limited Constitution* .....      Exhibit 1
Employment Contract - Ziggy Switkowski* .......      Exhibit 4.1
Employment Contract - Ted Pretty*..............      Exhibit 4.2
Rule 13a-14(a) Certifications..................      Exhibit 12
Rule 13a-14(b) Certifications..................      Exhibit 13

---------

* Previously filed.