Form 20-F
period 2004-06-30
TELSTRA CORP LTD
filed 2004-10-29
CIK 1046126

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.
FORM 20-F
(Mark One)

[ ]	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED JUNE 30, 2004

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES AND EXCHANGE ACT OF 1934

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
None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

Ordinary Shares	12,628,359,026

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes [X]	No [ ]

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 [ ]	Item 18 [X]

(1)	Not for trading but only in connection with the listing of the American Depositary Shares.

(2)	Evidenced by American Depositary Receipts, each American Depositary Share representing five Ordinary Shares.

Telstra Corporation Limited and controlled entities

(1) This document includes the disclosure requirements of the US Securities and Exchange Commission (SEC) and will be lodged with the SEC as our annual report on Form 20-F for fiscal 2004. This column lists the item numbers of Form 20-F included in this report.

The following items are omitted:

Items 1, 2, 12, 16D and 16E: omitted as not applicable.

Items 13 (Defaults, dividend arrearages and delinquencies): omitted as there have been no defaults, arrearages or delinquencies.

Item 14 (Material modifications to the rights of security holders and use of proceeds): omitted as there have been no material modifications.
CERTIFICATIONS
CERTIFICATIONS
CONSENT OF ERNST & YOUNG

Telstra Corporation Limited and controlled entities

(1)	This document includes the disclosure requirements of the US Securities and Exchange Commission (SEC) and will be lodged with the SEC as our annual report on Form 20-F for fiscal 2004. This column lists the item numbers of Form 20-F included in this report.

The following items are omitted:

Items 1, 2, 12, 16D and 16E: omitted as not applicable.

Items 13 (Defaults, dividend arrearages and delinquencies): omitted as there have been no defaults, arrearages or delinquencies.

Item 14 (Material modifications to the rights of security holders and use of proceeds): omitted as there have been no material modifications.

Telstra Corporation Limited and controlled entities

Summary Overview

General

Telstra is Australia’s leading telecommunications and information services company, with one of the best known brands in the country. We offer a full range of services and compete in all telecommunications markets throughout Australia, providing more than 10.3 million fixed line and 7.6 million mobile services across Australia.

Our main activities include the provision of:

•	basic access services to most homes and businesses in Australia;

•	local and long distance telephone calls in Australia and international calls to and from Australia;

•	mobile telecommunications services;

•	a comprehensive range of data and Internet services (including through Telstra BigPond™, Australia’s leading Internet service provider (ISP));

•	management of business customers’ IT and/or telecommunications services;

•	wholesale services to other carriers, carriage service providers (CSPs) and ISPs;

•	advertising, search and information services; and

•	cable distribution services for FOXTEL’s cable subscription television services.

Our international business includes Hong Kong CSL Limited (CSL), one of Hong Kong’s leading mobile operators, TelstraClear Limited, the second largest full service carrier in New Zealand and Reach Ltd (REACH), Asia’s largest international wholesale carrier of combined voice, international private leased lines and Internet Protocol (IP) data services.

One of our major strengths in providing integrated telecommunications services is our extensive geographical coverage through both our fixed and mobile network infrastructure. This network and systems infrastructure underpins the carriage and termination of the majority of Australia’s domestic and international voice and data telephony traffic.

Our vision is to be Australia’s connection to the future. Our mission is to develop, design and deliver great communications solutions to all our customers. Our goal is to grow the Company profitably and provide attractive returns to our shareholders. We will achieve this by employing terrific people who work together in an operationally excellent way to deliver innovative products and outstanding service to our customers.

Telstra Corporation Limited and controlled entities

Key Information

Selected financial data

We recommend that the following information be read in conjunction with our financial statements, the accompanying notes to our financial statements and other information included in this annual report.

Our selected data is from the following sources:

•	financial data is derived from our audited consolidated financial statements and accompanying notes to our financial statements, which were prepared in accordance with Australian GAAP. Where this differs in material respects from USGAAP, these differences are shown in note 30 to the financial statements; and

•	statistical data represents management’s best estimates.

Financial data

				Year ended 30 June
	2004		2004(1)	2003		2002		2001		2000
	(in millions, except per share amounts)
	A$		US$	A$		A$		A$		A$
Statement of Financial Performance Data
Amounts in accordance with Australian GAAP:
Revenue from ordinary activities (2)		21,335	14,935		21,700		20,928		23,086		20,567
Expenses from ordinary activities (excluding depreciation, amortisation and borrowing costs) (2)(6)		11,105	7,774		12,446		11,319		13,149		11,942
Borrowing costs		767	537		879		896		769		630
Depreciation and amortisation		3,615	2,531		3,447		3,267		2,871		2,646
Profit before income tax expense		5,848	4,093		4,928		5,446		6,297		5,349
Net profit		4,117	2,881		3,394		3,650		4,061		3,673
Net profit available to Telstra Entity shareholders		4,118	2,882		3,429		3,661		4,058		3,677
Earnings per share (3)		0.32	0.23		0.27		0.29		0.32		0.29
Earnings per ADS (3)		1.60	1.15		1.35		1.42		1.58		1.43
Dividends provided for or paid (4)		3,186	2,230		3,345		2,831		2,445		2,316
Dividends per share (3)		0.26	0.18		0.27		0.22		0.19		0.18
Dividends per ADS (3)		1.30	0.88		1.35		1.10		0.95		0.90
Amounts in accordance with USGAAP:
Operating revenue		20,737	14,516		20,495		20,196		19,456		19,343
Net income		1,381	967		3,450		3,898		3,576		4,093
Basic earnings per share (3)		0.11	0.08		0.27		0.31		0.28		0.32
Basic earnings per ADS (3)		0.55	0.38		1.35		1.55		1.41		1.59
Dividends per ADS (5)	US$	0.90		US$	0.77	US$	0.58	US$	0.46	US$	1.07
Statement of Financial Position Data (at year end)
Amounts in accordance with Australian GAAP:
Total assets		34,993	24,495		35,599		38,219		38,003		30,578
Current interest-bearing liabilities		3,246	2,272		1,323		1,896		2,604		3,316
Non-current interest-bearing liabilities		9,014	6,310		11,232		12,481		11,915		6,744
Shareholders’ equity/net assets		15,361	10,753		15,422		14,106		13,722		11,602
Amounts in accordance with USGAAP:
Total assets		35,580	24,906		40,422		42,719		42,561		34,536
Current borrowings		3,246	2,272		1,323		1,866		2,604		3,316
Non-current borrowings		9,095	6,367		11,580		12,372		11,943		6,505
Shareholders’ equity/net assets		15,291	10,704		18,025		18,402		17,795		16,528

Telstra Corporation Limited and controlled entities

Key Information

Financial data

			Year ended 30 June
	2004	2004(1)	2003	2002	2001	2000
	(in millions, except per share amounts)
	A$	US$	A$	A$	A$	A$
Revenue from ordinary activities comprises:
Sales revenue	20,737	14,516	20,495	20,196	18,679	19,343
Interest received/receivable	55	39	84	126	103	62
Revenue from sale of assets/investments	330	231	859	302	3,303	842
Dividend revenue	1	1	1	1	16	12
Miscellaneous revenue	212	148	261	303	985	308

	21,335	14,935	21,700	20,928	23,086	20,567

(1)	Unless otherwise noted, all amounts have been translated at the noon buying rate on 30 June 2004 of A$1.00 = US$0.70.

(2)	For a breakdown of operating revenue by product group and a breakdown of operating expenses by expense category, see “Operating and Financial Review and Prospects”.

(3)	Calculated based on the weighted average number of issued ordinary shares that were outstanding during the fiscal year and, in the case of ADS calculations, based on a ratio of five shares per ADS. As at 30 June 2004, we had issued ordinary shares of 12,628,359,026 after completing a share buy-back during fiscal 2004 of 238,241,174 ordinary shares. For each of the other years, fiscal 2000 to fiscal 2003, we had 12,866,600,200 issued ordinary shares at the end of each year. Basic earnings per share for each year was the same as diluted earnings per share.

(4)	During fiscal 2004, we paid dividends of A$3,186 million, being the previous year’s final dividend of A$1,544 million and the fiscal 2004 interim dividend of A$1,642 million.

(5)	Calculated based on dividends paid during the year on a ratio of five shares per ADS.

(6)	Includes our share of equity accounted net losses of joint ventures and associates.

Telstra Corporation Limited and controlled entities

Key Information

Statistical data

	Year Ended 30 June
	2004		2003		2002
Billable traffic data (in millions)
Local calls (number of calls)	9,397		9,794		10,269
National long distance minutes (1)	8,520		9,161		9,170
Fixed to mobile minutes	4,226		3,944		3,691
International direct minutes	651		740		781
Mobile telephone minutes (2)	6,145		5,255		4,853
Inbound calling product minutes	2,708		2,655		3,345
Network and operations data
Basic access lines in service (in millions) (3)
Residential	5.96		6.20		6.41
Business	2.57		2.71		2.81

Total retail customers	8.53		8.91		9.22
Domestic wholesale	1.84		1.55		1.32

Total basic access lines in service	10.37		10.46		10.54

ISDN access lines (basic line equivalents) (in thousands) (4)	1,288		1,213		1,268
Mobile services in operation (SIO) (in thousands) (5)
GSM	6,653		5,812		5,346
CDMA	951		757		596

Total mobile services in operation	7,604		6,569		5,942

Number of SMS sent (in millions)	1,903		1,413		1,011
Online subscribers (in thousands)
Narrowband subscribers	1,194		1,158		1,056
Broadband subscribers (6)	803		361		169

Total online subscribers	1,997		1,519		1,225

FOXTEL subscribers (thousands)
FOXTEL cable subscribers	478	(7)	477	(7)	487
FOXTEL satellite subscribers	426	(7)	358	(7)	313

Total FOXTEL subscribers	904	(7)	835	(7)	800

Value-added services (thousands)
Mobile MessageBank® customers	4,931		5,499		5,062
Easycall® call waiting customers	5,605		5,605		5,605
Fixed line MessageBank® customers	1,378		1,444		1,448
Calling number display customers	1,142		994		897
Employee data
Domestic full-time staff (8)	36,159		37,169		40,427
Full-time staff and equivalents (9)	41,941		42,064		44,977

(1)	Includes national long distance minutes from our public switched telephone network (PSTN) and independently operated payphones to Australian fixed telephones. Excludes minutes related to calls from non-PSTN networks, such as ISDN and virtual private networks and FaxStream® services.

(2)	Includes all calls made from mobile telephones including long distance and international calls, excludes data, messagebank, international roaming and Hong Kong CSL.

(3)	Excludes advanced access services, such as ISDN and ADSL services.

Telstra Corporation Limited and controlled entities

Key Information

(4)	Expressed in equivalent number of clear voice channels.

(5)	Excludes CSL SIOs and includes approximately 202,000 SIOs impacted by the deactivation policy change to standard re-charge period.

(6)	Within Broadband, retail products include cable, satellite, ISP, HyperConnect, and ADSL, while wholesale products include Flexstream®, DSL layer 2 and DSL layer 3S.

(7)	Includes FOXTEL direct subscribers and subscribers receiving resold FOXTEL services via Telstra.

(8)	Excludes offshore, casual and part time employees.

(9)	Includes all domestic and offshore employees, including controlled entities.

Exchange rate information

Our consolidated financial statements are shown in Australian dollars (A$) except where another currency is specified. For convenience, this report has translations of certain A$ into US dollars (US$) at an exchange rate as at 30 June 2004 of A$1.00 = US$0.6952. These translations are indicative only and do not mean that the A$ amounts could be converted to US$ at the rate indicated.

The tables below show the rates of exchange at the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York:

•	at the latest practicable date before the publication of this annual report, being 18 October 2004: A$1.00 = US$0.7267;

•	the high and low exchange rates for six months preceding the date of this annual report:

	High	Low
April 2004	0.7677	0.7198
May 2004	0.7337	0.6866
June 2004	0.7067	0.6840
July 2004	0.7334	0.6980
August 2004	0.7245	0.7001
September 2004	0.7244	0.6880

•	for the five most recent fiscal years:

Year
ended 30	At period	Average
June	end	rate(1)	High	Low
2000	0.5971	0.6238	0.6703	0.5685
2001	0.5100	0.5372	0.5996	0.4828
2002	0.5628	0.5240	0.5748	0.4841
2003	0.6713	0.5884	0.6729	0.5280
2004	0.6952	0.7155	0.7979	0.6390

(1)	The average of the noon buying rates on the last day of each month during the year.

Fluctuations in the A$ to US$ exchange rate will affect:

•	the US$ equivalent of the A$ price of our shares on the Australian Stock Exchange (ASX). Consequently, this is likely to affect the market price of our American depositary shares (ADS) in the US; and

•	the US$ amounts received by holders of ADSs on conversion by the Depositary of cash dividends paid in A$ on the shares underlying the ADSs.

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

We are subject to extensive regulation that may negatively affect our business and profitability by constraining our ability to pursue certain business opportunities and activities and affecting the returns we can generate on our assets

We operate in a heavily regulated environment. Australia has generally applicable and established competition law. There is further telecommunications-specific legislation that regulates matters such as carrier and CSP obligations, industry specific competition regulation and those of our services to which competitors can have access (and the terms and conditions under which we provide this access).

We are also subject to regulations that are specific to Telstra only and not applicable to our competitors. For example, under the Telstra Corporation Act 1991 (Cwth) (Telstra Act), the Communications Minister may direct us to act in particular ways that benefit the public interest even though those actions may not be in our best commercial interests.

The current Commonwealth Government has been considering the further privatisation of Telstra. It is possible that as part of this process the Commonwealth Government may seek to alter the regulatory regime by changing the environment in which we operate.

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

In addition, the operations of our investments in other countries are also subject to extensive regulation which has a significant effect on their businesses. Changes in the administration of those regulations or changes in the policies of the Governments of these countries could have a significant effect on the performance of our investments and on our consolidated results.

For more information regarding our regulatory environment and our obligations and potential liabilities under Australian and overseas regulations, see “Competition and Regulation — Regulation”.

Competition in the Australian telecommunications market could cause us to continue to lose market share and reduce our prices and profits from current products and services

The Australian telecommunications market has become increasingly competitive since the Commonwealth Government introduced open competition on 1 July 1997. Although the overall market has experienced growth to date, we have lost substantial market share in some key markets. In response to increased competition, we have lowered the prices of our products and services, particularly the prices for our local calls, national long distance calls and international telephone services and calls to and from mobile services. We expect that these trends will continue due to competitive activity, Government regulations requiring lower telephone call prices and regulatory facilitation of access to our networks, products and services.

Telstra Corporation Limited and controlled entities

Key Information

We expect competitors to continue to engage in vigorous price competition. We also expect that our competitors will continue to market aggressively to those of our customers who purchase large volumes of telecommunications services from us. The continued loss of market share could have an adverse effect on our financial results in the market or markets in which this type of competition occurs.

For more information on our competitive environment, see “Competition and Regulation — Competition”.

We are required to incur new debt in order to undertake expansion and develop our business and refinance maturing debt and we may be unable to obtain future financing at favourable rates

Because the Telstra Act requires that the Commonwealth own at least 50.1% of our shares, we are restricted in our ability to sell new shares in order to raise capital to fund acquisitions, expand and otherwise develop our business. Therefore, we usually need to obtain additional capital financing via debt or other non-equity instruments, principally by selling bonds to investors and borrowing money from banks. Incurring additional debt to raise capital increases the amount of interest we are required to pay and our future obligations to repay principal. This increases overall expenses which negatively affects our profits and eventually gives rise to a need to repay maturities, which places demands on our cash flow.

In addition, if the general level of interest rates rises and/or we are unable to borrow the amounts we need at affordable rates, it may restrict our ability to pursue our business strategies and adversely affect our ability to finance our operations. Our ability to raise additional finance is also influenced by general conditions in financial markets, in particular as they relate to the telecommunications sector and Telstra’s credit rating.

Fluctuations in currency exchange rates may adversely affect our revenues, operating results and the translation value of our overseas investments

Because we purchase some materials and supplies with prices dependent on foreign currencies and have substantial international investments denominated in foreign currencies, movements in the value of the A$ against other currencies can adversely affect our performance including revenues, operating results and balance sheet amounts. For the fiscal year ended 30 June 2004, approximately 6% of our revenues, 72% of our underlying borrowings and 7% of our total assets were denominated in or dependant on currencies other than the A$ prior to hedging.

While the majority of our foreign currency exposures associated with our borrowings are fully hedged to A$, we partially hedge exposures to purchases and translation risk associated with our investments, generally to around fifty percent of the value. We enter into hedge transactions of these exposures principally to reduce the volatility of exchange rate movements on our financial performance and results. Foreign currency exposure associated with the purchase of materials and the supply of goods and services is also generally hedged to around fifty per cent of the value, although in certain circumstances, depending on the size and nature of the exposure, the level of hedging may vary.

Whilst we undertake risk management strategies to mitigate the adverse impact of foreign currency exposures, there is a risk that currency movements could still negatively affect our operating results or financial position.

More information on our exposure to risk from foreign currency exchange rate fluctuations is provided in “Quantitative and Qualitative Disclosures about Market Risk”.

Telstra Corporation Limited and controlled entities

Key Information

If growth in mobiles and some of our other products slows, our revenues may not grow as rapidly as in the past and may even decrease, which in turn could adversely affect our profitability

In recent years, our revenues have grown in large part because of rapid expansion in some of our products such as mobile communications and data and Internet products, mainly as a result of the expansion of those markets in Australia. We have seen some indications that some of our product markets are not likely to continue expanding at the same rate, as has been the case in recent years. If these markets do not continue to expand, then in the absence of new products and services our revenue growth may slow, which in turn could affect our consolidated financial position and results of operations.

Rapid technological changes and the convergence of traditional telecommunications markets with data, Internet and media markets expose us to significant operational, competitive and technological risks

Rapid changes in telecommunications and IT are continuing to redefine the markets in which we operate, the products and services required by our customers and the ability of companies to compete in the telecommunications industry in Australia and elsewhere in the world. These changes are likely to broaden the range, reduce the costs and expand the capacities and functions of infrastructure capable of delivering these products and services.

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

Partially as a result of these changes and the entry of many new participants providing new generation managed services, the prices that can be charged for many products and services have also been falling which may affect our financial position and results of operations in these markets.

To address the converging telecommunications, data, Internet and media markets, we may be required to devote considerable resources to enhancing our ability to deliver services required by these markets. There is a risk that competitors may deploy or develop technologies that provide them with lower costs or other operating advantages compared with us. This could give these competitors an advantage if we are unable to promptly and efficiently provide the services that they provide. We have invested substantial capital and other resources in the development and modernisation of our networks and systems. However, we may be required to incur significant capital expenditures in addition to those already planned in order to remain competitive. This will also require careful management of the existing asset base.

Rapid changes in telecommunications and IT could also have an impact on the useful lives of our communications assets. We assess the appropriatness of the service lives of our communications assets on an annual basis. This assessment includes a determination of when the assets may be superceded technologically. We use an “end date lifing” methodology where we believe that technologies will be replaced by a certain date. If our assessments of useful lives prove to be incorrect, we may incur either higher or lower depreciation charges in the future or, in certain circumstances, be required to write down these assets.

The establishment of a link between adverse health effects and electromagnetic energy (EME) could expose us to liability or negatively affect our operations

The consensus of national and international scientific opinion is that there is no substantiated evidence of public health effects from the EME generated by radio frequency technology, including mobile phones and base stations, when used in accordance with applicable standards.

Telstra Corporation Limited and controlled entities

Key Information

In our operations, we comply with the EME levels permitted by legislation and applicable standards. While to date we have been able to obtain limited insurance against these risks, the preparedness of insurers to give this type of insurance cover is reducing and even this limited insurance cover may not continue to be economically viable. There is a risk therefore that an actual or perceived health risk associated with mobile telecommunications equipment and facilities could:

•	lead to litigation against us;

•	adversely affect us by reducing the number or the growth rate of mobile telecommunications services or lowering usage per customer;

•	precipitate the imposition of more onerous applicable legal requirements which are more difficult or costly to comply with; or

•	hinder us in installing new mobile telecommunications equipment and facilities.

Any of these, or a combination of more than one, could have a negative effect on our results or financial position. For more information on EME, see “Information on the Company — Networks and systems — Electromagnetic energy”.

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

All of these factors could negatively affect our ability to pursue our business strategies with respect to the concerned entities and the markets in which they operate. For more information on some of our investments, see “Information on the Company - International investments” and “Information on the Company — Products and services — Mobiles — 3G wireless service”.

Telstra Corporation Limited and controlled entities

Key Information

If our REACH joint venture underperforms, we may not be able to utilise capacity prepayments and we may have to provide further funding to REACH

In February 2001 we formed REACH, a 50/50 joint venture with PCCW Limited (PCCW) which merged our respective international infrastructure assets. REACH provides wholesale voice, data and Internet connectivity services in the Asia-Pacific region. Depressed conditions in the global market for international data and Internet capacity (which resulted in high levels of excess capacity, intense price competition and lower than expected revenues) adversely affected the performance of REACH and caused us to write down the carrying amount of our investment in REACH to zero in fiscal 2003.

In April 2003, we entered into a capacity prepayment agreement with REACH. Some of the terms of this agreement were amended in June 2004. The prepayment made under this agreement amounted to A$230 million (US$143 million) and carries compounding interest. The agreement provides that as and when REACH’s business generates surplus cash, we can require 50% of the surplus to be used by REACH to reduce the prepayment and accrued interest by either (at our option) applying it in satisfaction of invoices for services provided by REACH or paying it in cash to us.

In June 2004 we, together with PCCW, bought out a US$1.2 billion loan facility previously owed to a banking syndicate by Reach Finance Ltd (a wholly owned subsidiary of REACH) for US$311 million (Telstra component US$155.5 million). The terms of the loan remain primarily the same as that of the original loan facility with full repayment of the principal due on 31 December 2010. We have provided for the non-recoverablity of the loan at 30 June 2004 as we consider that REACH will not be in a position to repay the amount at or prior to maturity. We and PCCW have also provided a US$50 million (Telstra component US$25 million) revolving working capital facility to REACH.

If negative market conditions continue to persist and REACH underperforms, REACH’s business may not generate surplus cash that can be applied in reduction of all or any of the capacity prepayment and accrued interest. In that event, we may have to write down some or all of the capacity prepayment and accrued interest and could also be required to provide further funding to REACH. The operations of this business are currently under review.

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

We may also be adversely affected by developments in other countries where we have made equity investments or entered into ventures in the mobiles or telecommunications sectors including in Hong Kong, other countries in Asia and New Zealand. The level of acceptance of our services in these markets may limit our ability to expand our products and services there. Accordingly, we may be required to commit substantial resources to developing and marketing our products and services for selected international markets and to developing international sales and support channels. Some of these countries have political, economic, regulatory and legal systems that are different from those in Australia and may be less predictable. As a result, our international operations will be subject to numerous unique risks, including:

•	multiple and conflicting regulations regarding communications, use of data and control of Internet access;

•	changes in regulatory requirements, import and export restrictions and tariffs;

•	the burden of complying with the laws of a variety of jurisdictions;

•	access to additional capital;

Telstra Corporation Limited and controlled entities

Key Information

•	fluctuations in currency exchange rates and interest rates;

•	changes in political and economic stability;

•	potentially adverse tax consequences; and

•	reduced protection for intellectual property rights in certain countries.

Any of these factors could materially and adversely affect our future revenues, operating results and financial condition.

The financial status of our suppliers and competitors may have a negative impact on us

The telecommunications industry is in a stronger state than 12 months ago, with low to moderate levels of growth in many markets. This has eased the pressure on suppliers to the industry. However, if major suppliers collapse, it may make it more costly to manage the ongoing expansion of our networks, systems and products and more difficult to manage the operations and maintenance of our existing networks, systems and technology. This may have a negative impact on our financial position and operations.

In addition, given strong domestic services competition, some carriers and providers who have purchased wholesale telecommunications services from us may not be able to continue operating or may become insolvent. This may impact our revenue and/or bad debts, as we may not be able to collect amounts owing to us from these companies.

Cautionary statement regarding “forward-looking statements”

Some of the information contained in this annual report may constitute forward-looking statements that are subject to various risks and uncertainties. These statements can be identified by the use of forward-looking terminology such as “may”, “will”, “expect”, “anticipate”, “estimate”, “continue”, “plan”, “intend”, “believe” or other similar words. These statements discuss future expectations concerning results of operations or of financial condition or provide other forward-looking information. Our actual results, performance or achievements could be significantly different from the results expressed in, or implied by, those forward-looking statements. Important factors that could cause our actual results to differ materially from the forward-looking statements we make in this annual report are set forth above under the caption “Risk factors” and elsewhere in this annual report. Given these risks, uncertainties and other factors, you should not place an undue reliance on any forward-looking statement, which speaks only as of the date made.

Telstra Corporation Limited and controlled entities

Information on the Company

History and development of the Company

Our origins date back to 1901, when the Postmaster-General’s Department was established by the Commonwealth Government to manage all domestic telephone, telegraph and postal services, and to 1946, when the Overseas Telecommunications Commission was established by the Commonwealth Government to manage international telecommunications services. Since then, we have been transformed and renamed several times as follows:

•	the Australian Telecommunications Commission, trading as Telecom Australia, in July 1975;

•	the Australian Telecommunications Corporation, trading as Telecom Australia, in January 1989;

•	the Australian and Overseas Telecommunications Corporation Limited in February 1992;

•	Telstra Corporation Limited in April 1993, trading internationally as Telstra; and

•	trading domestically as Telstra in 1995.

We were incorporated as an Australian public limited liability company in November 1991. Following the opening of Australia’s telecommunications markets to full competition in July 1997, we underwent a partial privatisation in November 1997 under which the Commonwealth sold approximately 33.3% of our issued shares to the public. Following the initial privatisation, those of our shares that are not held by the Commonwealth are quoted on the Australian Stock Exchange (ASX) and on the New Zealand Stock Exchange. ADSs, each representing five shares evidenced by American depositary receipts (ADRs), have been issued by the Bank of New York as depositary (Depositary) and are listed on the New York Stock Exchange (NYSE).

A further global offering by the Commonwealth of up to 16.6% of our issued shares was launched in September 1999. The shares sold by the Commonwealth were also listed on the ASX, the New Zealand Stock Exchange and the NYSE on 18 October 1999. As at 30 June 2004, the Commonwealth owned approximately 51% of our issued shares and it is required by legislation to own at least 50.1% of our issued shares.

Organisational structure

In September 2003, we announced changes to our organisational structure, building upon changes initiated in late 2002, to continue aligning the Company’s structure with customer needs and our corporate strategy. These organisational changes took effect from 1 October 2003.

From 1 October 2003, our organisational structure consisted of eight strategic business units and four corporate centre business units as outlined below.

Strategic business units

•	Telstra Consumer and Marketing is responsible for serving metropolitan consumer and small business customers with our full range of products and services including fixed, wireless and data, the overall management of Telstra’s brands, advertising and sponsorships, mobiles marketing and implementing our product bundling initiatives.

•	Telstra Business and Government is responsible for providing innovative and leading edge communications solutions to Australian Business and Government that will both improve their productivity and their ability to serve their customers.

•	Telstra Country Wide is responsible for providing telecommunications services to consumer and business customers in outer metropolitan, regional, rural and remote parts of Australia. This business unit was formed in June 2000 with the aim to improve services and grow our business in regional Australia.

Telstra Corporation Limited and controlled entities

Information on the Company

•	Telstra Broadband & Media is responsible for our broadband, dial-up and online services business BigPond™, our local advertising, search and information services business Sensis and Telstra Media (including fetchmemovies (our online DVD rental business) and our FOXTEL investment).

•	Telstra Wholesale provides a wide range of wholesale products and services to the Australian domestic market including fixed, wireless, data and Internet, transmission and IP, interconnection, access to our network facilities, retail/rebill products and the marketing and sales functions of our Network Design and Construction group.

•	Telstra International (which changed its name to Telstra Asia on 2 August 2004) manages our international interests in Asia, including CSL and our joint venture REACH in Hong Kong. It also directs our offshore growth strategy, with a current focus on enhancing the value of our existing investments and rationalising the investments that are non-core to Telstra.

•	Infrastructure Services builds, operates and maintains our telecommunications infrastructure. It continues to operate as our primary service provider, with a focus on supporting the growth of the customer facing business units. Infrastructure Services is responsible for the provisioning, restoration, operation and management of our fixed, mobile, IP and data networks, as well as the design and construction of network infrastructure. This includes voice and data, product and application platforms and the online environment. Infrastructure Services is a fully integrated service delivery business with performance targets based on customer service levels, product and network availability and maintaining a competitive cost position.

•	Telstra Technology Innovation and Products was established in October 2003, bringing together the previous Telstra Technology business unit with other business unit product development areas and IT systems. It develops and supports products specified by our market facing business units. Underpinning the products is a range of technologies, which are optimally designed and implemented to provide the best outcome for the Company and our customers. Telstra Technology Innovation and Products also undertakes substantial research and development to ensure that we remain at the forefront of technology in Australia.

Corporate centre business units

•	Finance & Administration is responsible for setting the financial direction for the Company and provides finance services support to our business units. The group manages Telstra’s cash flow, risk management, credit management, corporate services, corporate planning and analysis and business and finance services. It is also responsible for the productivity and billing directorates.

•	Corporate Development performs the functions of business development, commercial analysis, corporate strategy, mergers and acquisitions, strategic projects and investor relations.

•	Legal & Office of the Company Secretary provides legal and company secretarial services across the Company. It is also responsible for corporate security and liaison with law enforcement agencies.

•	Regulatory, Corporate & Human Relations is responsible for the management of all regulatory issues on behalf of the Company, including liaison with regulatory bodies, the promotion and protection of our reputation by facilitating effective engagement of internal and external stakeholders, the management of our interaction with Government at the Commonwealth and State level and all human relations matters across the Company including health, safety and the environment, leadership development and training, and all workplace relations matters.

Telstra Corporation Limited and controlled entities

Information on the Company

Our organisational structure for financial reporting purposes has evolved over recent years to meet our business needs and has included the following:

•	in fiscal 2002, the business unit reporting structure consisted of Telstra Retail, Telstra Country Wide, Telstra Mobile (previously Telstra OnAir), Telstra International, Infrastructure Services (including Networks & Technology Group which was separated in August 2002) and Telstra Wholesale. We combined Telstra Retail and Telstra Country Wide as a single reportable business segment as they were considered substantially similar;

•	in fiscal 2003, Telstra Retail, Telstra Mobile and Telstra Country Wide were restructured. The scope of Telstra Country Wide was increased and two new groups were formed, being Telstra Consumer and Marketing and Telstra Business and Government. These three groups were considered to be individual reportable segments for financial reporting purposes. Telstra Broadband & Media, which was also established in fiscal 2003, did not form its own reportable segment and was included in “Other” in the segments contained in note 5 to our financial statements. Telstra International, Infrastructure Services (including Telstra Technology) and Telstra Wholesale remained unchanged; and

•	in fiscal 2004, we established Telstra Technology Innovation and Products which brings together product development areas, network technologies, IT systems and Telstra Research Laboratories. Previously, network technologies, IT systems and Telstra Research Laboratories were not managed as a single business segment and were therefore not regarded as a reportable segment. In previous years’ financial reports they were included in “Other”. The product development areas were sourced from throughout other business units to complete the new Telstra Technology Innovation and Products segment. The combination of these business areas has created a business unit that is of sufficient size to qualify as a segment in its own right for financial reporting purposes. There have been no other changes to our reportable segments during fiscal 2004.

See “Operating and Financial Review and Prospects — Segment information” for a discussion of the financial performance of our reportable segments during the last three fiscal years. Note 5 to our financial statements also provides information on our reportable business segments.

A list of our controlled entities is provided in note 23 to our financial statements. Our joint venture entities and associated entities are listed in note 24 to our financial statements.

Marketing and customer service

From supplying Australia’s largest public and private sector organisations, to supporting customers using our services at home, Telstra is Australia’s leading fully-integrated telecommunications company, providing more than 10.3 million fixed line and 7.6 million mobile services across Australia.

We use sophisticated customer analytics to target services based on customers’ needs, giving us a better understanding of their needs and improving relationships to gain a key competitive advantage.

Residential customers and small businesses

We segment our residential customers based upon their usage and lifestyle patterns. We segment our small business customers according to the type of business they operate and the way they interact with their customers. This information on customers by segment is then used to tailor our marketing campaigns.

We enable customers to interact with us online, through door-to-door sales representatives and telephone sales channels and face to face via Telstra Shops, Telstra licensed stores, Telstra Business Shops and indirectly through approximately 5,000 retail outlets nationwide in conjunction with our retail partners.

Telstra Corporation Limited and controlled entities

Information on the Company

In 2002, we also established our Access for Everyone package, which assists Australians who are disadvantaged and/or on low incomes to obtain and maintain basic home telephone services. Access for Everyone has been developed in consultation with an independent committee called the Low Income Measures Assessment Committee (LIMAC) which includes representatives from various community organisations including the Australian Council of Social Services (ACOSS), The Salvation Army and The Smith Family. In fiscal 2004, through our Access for Everyone package, we provided assistance to more than 1.3 million customers through programs like our bill assistance program, pensioner concessions and special services for the homeless and delivered more than A$160 million benefit to disadvantaged customers.

Medium and large businesses and Governments

We segment our customers based on communications spend, “Telstra Share of Wallet” and industry sector. The three key segments are Government, Industry (our largest corporate customers) and Business (our medium and smaller business customers).

The business focuses on delivering account management and communications solutions to all customers in Telstra Business and Government with the aim of improving our customers’ financial performance and business efficiency.

A rigorous customer satisfaction research program and Customer Satisfaction Scorecarding have been implemented over the past year. We have also invested in additional sales and customer service people to continue improving our service performance with the objective of increasing customer satisfaction.

Regional, rural and remote customers

Telstra Country Wide® was established to improve service levels, business performance and to strengthen relations with customers and communities in regional, rural and remote areas of Australia. This area has now been expanded to include outer metropolitan areas. There are now 35 area general managers located throughout Australia to address the sales, marketing and service needs of our customers.

Wholesale customers

Our wholesale customers include licensed carriers, CSPs and ISPs. Telstra Wholesale provides products and services to more than 625 customers, including more than 515 ISPs (about 60 of which offer broadband digital subscriber line (DSL) services).

Wholesale customers typically buy products and services from Telstra Wholesale, add their own inputs and then sell to the retail market, but also include other wholesalers. Telstra Wholesale seeks to grow the industry by building strong commercial partnerships, providing new and appropriate product solutions and continually improving our customer service.

Advertising customers

Sensis Pty Ltd (Sensis), our wholly owned subsidiary, is a leading Australian advertising, search and information services provider. Sensis provides print, voice, online and wireless products and services to more than 420,000 customers nationally, including small and medium enterprises (SMEs), large corporates and Governments.

Sensis manages three of Australia’s leading brands - Yellow Pages®, White Pages® and Trading Post®, along with the CitySearch® online city guide and the Whereis® mapping and guidance site. Sensis also recently launched the Sensis Search portfolio that encompasses the sensis.com.au web site and the Sensis® 1234 voice service.

Telstra Corporation Limited and controlled entities

Information on the Company

Global business solutions

We have business offices in the Asia Pacific region, Europe and the US to support the local, regional and global telecommunications requirements of these customers. Together with our partners and alliances, we have the network capabilities that offer customers access to more than 230 countries and territories across the globe. We provide total network solutions including dedicated consulting, planning, project management, system integration and customer support seven days a week.

Recent acquisitions in the United Kingdom have strengthened our ability to deliver global business solutions to multi-national corporations. On 25 August 2004, we announced our acquisition of PSINet UK for A$127 million (£50 million). PSINet UK is a leading provider of e-business infrastructure solutions and corporate IP-based communication services and this acquisition will enhance our offshore services supporting Australian and global multi-national corporations overseas.

Telstra Corporation Limited and controlled entities

Information on the Company

Products and services

We offer a broad range of telecommunications and information products and services to a diverse customer base. The following table shows our operating revenue by major product and service category and as a percentage of total operating revenue for the last three fiscal years. See also “Operating and Financial Review and Prospects” for a discussion of the revenue performance of our products and services during the last three fiscal years.

Operating revenue by product and service category, including the percentage of total operating revenue contributed by each product and service category

	Year Ended 30 June
	2004		2003		2002
	(in millions, except percentage of revenue)
	A$	%(2)	A$	%(2)	A$	%(2)
PSTN Products
Basic access	3,237	15	3,083	14	2,879	14
Local calls	1,504	7	1,567	7	1,643	8
PSTN value added services	259	1	280	1	262	1
National long distance calls	1,121	5	1,162	6	1,216	6
Fixed to mobile	1,597	8	1,517	7	1,419	7
International direct	266	1	307	1	336	2

	7,984	37	7,916	36	7,755	38
Mobiles
Mobile services	3,455	17	3,227	15	3,242	15
Mobile handsets	352	2	386	2	226	1

	3,807	19	3,613	17	3,468	16
Data and Internet services
Specialised data	1,018	5	1,053	5	1,051	5
ISDN (access and calls)	927	4	951	4	1,037	5
Internet and IP Solutions	1,010	5	817	4	606	3

	2,955	14	2,821	13	2,694	13
Other products and services
Advertising and directories	1,351	6	1,217	6	1,135	5
Intercarrier services	1,138	5	1,155	5	1,123	5
Inbound calling products	476	2	494	2	562	3
Solutions management	489	2	487	2	478	2
Various controlled entities	1,494	7	1,678	8	1,826	9
Other sales and services	1,043	5	1,114	6	1,155	6

Total sales revenue	20,737	97	20,495	95	20,196	97

Other revenue (1) (excluding interest income)	543	3	1,121	5	606	3

Total operating revenue (excluding interest income)	21,280	100	21,616	100	20,802	100

(1)	Other revenue includes miscellaneous revenue and revenue from sale of assets and investments. Interest revenue is included in net borrowing costs.

(2)	Represents the percentage of total operating revenue contributed by each product and service category.

Revenues are derived from domestic and international sales as follows:

	Year ended 30 June
	2004	2003 (in %)	2002
Australia	92.8	91.8	90.1
Hong Kong	3.5	4.5	5.3
New Zealand	2.8	2.7	1.5
Other International	0.9	1.0	3.1

Telstra Corporation Limited and controlled entities

Information on the Company

No individual country makes a material contribution to revenue other than Australia, Hong Kong and New Zealand.

Basic Access

Telstra provides Basic Access services to most homes and businesses in Australia and charges its customers fees for new line connections and existing line reconnections. Our Basic Access service includes installing, renting and maintaining connections between customers’ premises and our Public Switched Telephone Network (PSTN) and providing basic voice, facsimile (including services marketed under our FaxStream® brand name) and Internet services. Basic Access does not include enhanced products like Integrated Services Digital Network (ISDN) access and Asymmetric Digital Subscriber Line (ADSL) services.

Some of our recent product and service innovations include the following:

1#® Telstra Feature Assistant

Promoted from mid 2003, this free voice activated feature gives fixed line customers easy access to popular features such as Call Forward and Call Waiting to support their communication needs and increase customer use. Customers simply dial ‘1#’ or press the Telstra Voice Assistant button on their new Telstra rental phone and follow voice prompts.

Telstra Home Messages 101®

Launched in July 2003, this feature offers customers a free, basic messaging service on their fixed Telstra line. The simple solution meets the needs of customers who do not want extensive messaging features. More than 90% of activations have been self-service, with customers dialling ‘101’ from their phone and following voice prompts.

Local calls (including PSTN value added services)

We provide local call services to more residential and business customers than any other service provider in Australia, generally charging for calls on an untimed fee basis. In addition, we provide value added services such as voicemail, call waiting, call forwarding, call conferencing and call return.

National long distance calls

We are the leading provider of national long distance services for residential and business customers in Australia. This comprises national long distance calls made from our PSTN network to a fixed network. Calls are charged on a timed basis after a call connection fee. Call details such as duration, destination, time of day and day of the week generally determine charges which are also offered on a capped price basis. We also offer options that let customers choose packages to suit individual needs and offer specials to increase use in low demand periods.

Fixed to mobile

Fixed to mobile are calls made from our PSTN network to a mobile network and are charged on a timed basis after a call connection fee. Charges usually depend on the duration and time of day or day of the week of the call and whether the call is to a Telstra mobile service. Package options offer capped calls during certain times and days of the week for calls to Telstra mobiles.

International direct

We are the leading provider of international telephone services in Australia, offering international telephone services to more than 230 countries and territories. Calls are charged on a per second basis after a call connection fee, depending on the duration and destination of the call. REACH provides the

Telstra Corporation Limited and controlled entities

Information on the Company

connections we use to supply international services to both our retail and wholesale customers. For more information regarding our arrangements with REACH, refer to “Operating and Financial Review and Prospects — International business ventures”.

Mobiles

We continue to be the leading provider of mobile telecommunications services in Australia in terms of mobile revenue and the number of customers. The geographical coverage area of our network is also very broad. The mobile telecommunications market in Australia is characterised by a significant degree of penetration and we estimate that market penetration as at 30 June 2004 was approximately 80%.

Telstra is supporting the evolution into mobile data products through a range of messaging, information, transaction and entertainment services, as well as increasing support for business customers through a variety of wireless data applications to enhance productivity.

With high competition in the mobiles market, we are utilising innovative marketing plans, network coverage and quality, multiple distribution methods and our well-known and trusted brand name to maintain and grow our position.

Our mobile telecommunications services include:

•	Global System for Mobile communications (GSM) cellular services;

•	Code Division Multiple Access (CDMA) cellular services;

•	Telstra Mobile Satellite service; and

•	High speed wireless data services utilising Wireless Fidelity (WiFi), One Times Radio Transmission Technology (1xRTT) and Evolution Data Only (EVDO) (CDMA network) and General Packet Radio Service (GPRS) (GSM network) technologies.

Our GSM and CDMA digital mobile services enable customers to send and receive voice and data calls. We also offer our mobile customers additional services including MessageBank®, mobile facsimile and data services, International Roaming, Short Messaging Services (SMS) (including PocketNews®), Multi Media Messaging (MMS) and Wireless Application Protocol (WAP) services with content including financial information, sports, e-mail, weather, flights and directories.

In addition, we have an exclusive strategic partnership with NTT DoCOMo, Inc. under which Telstra will launch i-mode® in Australia. i-mode® is a mobile Internet service that provides subscribers with access to rich content, e-mail, games and other applications and services through their mobile handsets.

Our wholly-owned subsidiary CSL is also a leading provider of mobile services in Hong Kong. CSL has launched a number of Asian and world first services this year which, together with CSL’s history of technical innovation, provides great learning opportunities for us and is anticipated to produce opportunities in the Australian and international markets. For further information on CSL, see “Information on the Company - International investments”.

GSM digital service

Telstra’s digital GSM network covers around 96% of the Australian population and we continue to improve existing areas of coverage and expand this network, where commercially justified. We have also improved depth of coverage in major cities, particularly in-building and underground coverage, as well as offering international roaming in more than 125 countries.

GSM customers have access to a wide selection of products and services that give them maximum flexibility and choice and reward usage and loyalty.

Telstra Corporation Limited and controlled entities

Information on the Company

CDMA digital service

Our CDMA network provides Australia’s largest cellular mobile phone coverage, spanning more than 1.5 million square kilometres and covering more than 98% of the Australian population. CDMA offers advantages over GSM in applications where users require wider service coverage and faster data speed than GSM. Customers are increasingly adopting our CDMA network, one of the fastest growing areas of our mobile business.

Telstra Mobile Satellite

In 2002, we launched Telstra Mobile Satellite, a hand-held mobile satellite voice and data service for people living, working or travelling in rural and remote Australia. The service operates off the Iridium^ Low Earth Orbit satellite system which provides global mobile satellite phone coverage. We have a service partner agreement to sell the Iridium^ service including handsets, antennas and airtime.

3G wireless service

In December 2002, we launched Australia’s first commercial, third generation (3G) mobile network, based on 1xRTT, on our CDMA network. 1xRTT is a 3G development of CDMA technology for high-speed packet-switched data. In March 2003, we launched Telstra Mobile Loop® on 1xRTT, providing downloadable games and ringtones, e-mail access and picture messaging. CDMA 1xRTT, also known as Mobile High Speed, is currently available in every Australian capital city and some regional areas, with national coverage anticipated during the first half of fiscal 2005.

We entered into a network sharing agreement with Hutchison 3G Australia (H3GA), a subsidiary of Hutchison Telecommunications (Australia) Ltd, in August 2004 to establish a 50/50 enterprise to jointly own and operate H3GA’s existing 3G radio access network and fund future network development. Under the agreement, the H3GA radio access network will become the core asset of the joint enterprise. In return for the 50 per cent ownership of the asset, we will pay Hutchison A$450 million under a fixed payment schedule in four instalments, starting on the signing of long form agreements, which is expected to occur in November 2004.

We will launch our 3G (GSM/WCDMA) services to customers in 2005, utilising the entire H3GA network footprint of more than 2,000 base stations covering Sydney, Melbourne, Brisbane, Adelaide and Perth. Telstra and Hutchison expect to significantly increase the size of the network over the next three years, expanding into Canberra and other regional centres. The joint enterprise will open opportunities for new revenues for Telstra and H3GA, stimulate growth in 3G service uptake and provide significant savings in 3G network construction capital expenditure and operating expenses such as site rental and maintenance. Decisions on network development will be made and funded jointly. The joint enterprise will utilise the existing spectrum holdings of both partners and will operate until the expiry of those spectrum licences in 2017 or later.

Telstra and Hutchison will each continue to own separate core networks, application and service platforms, and will conduct their retail 3G businesses independently and in competition with each other.

Telstra Corporation Limited and controlled entities

Information on the Company

Some of our recent mobile product and service innovations include the following:

Push To Talk (PTT)

The PTT service was launched in Australia in June 2004 as a significant innovation in the mobile market through the provision of a new style of group communication. PTT gives mobile phones ‘walkie-talkie’-like operation, with users simply pressing a button to talk to another Telstra PTT user. Users can use person-to-person and person-to-group communication from contact lists. The service meets an existing demand in the corporate, business and small business segments, with potential for consumer and youth segments. As well as demonstrating market leadership, the new offering also boasted the global launch of a PTT service on a commercial GSM/GPRS mobile network.

Telstra Mobile Link

With Telstra Mobile Link, a Telstra mobile plan can be linked to a Telstra Pre-Paid Plus service so that a set amount is automatically credited to a pre-paid service and billed to the mobile plan each month. When the mobiles are linked, customers can nominate a ‘hotline number’ that gives pre-paid customers up to three free, two minute calls to that number each day. Pre-paid customers can use the ‘hotline number’ even when their credit expires.

Talking Text™ (Fixed SMS)

An Australian first, this service enables customers to send SMSs from a Telstra mobile to most Telstra fixed services, translating text to speech for the receiving party. It also enables the fixed customer to reply to the messages with pre-defined templates, which is a world first for this type of functionality. Future phases will include more features, including SMS-capable fixed phones so customers can send SMSs from their fixed phone to any compatible mobile or fixed phone.

Wireless Consumer Data Services

We recently redesigned our wireless consumer data services to enable customers with new ‘colour’ and MMS-capable devices to enjoy highly intuitive and interactive browsing experiences through rich screen layouts, colour icons and a range of related and entertainment services. The move reflects our focus on improving and simplifying user experiences. This is a next step toward achieving greater customer satisfaction and appeal, with simplified access to Telstra and third party content sites.

We are working to attract diverse third-party content providers and make it easy for customers to find and use the services. We are also working to provide scalable ways for the media industry to utilise the mobile channel for its services and will leverage assets and sponsorships that differentiate us in the marketplace and create value for mobile customers. Alignments include the Australian Football League, National Rugby League, Australian Idol and V8 Supercar Championship Series content rights, sponsorships and sporting, cultural and entertainment events.

Wireless Hotspots

In July 2003, we launched our Wireless Hotspots service, providing high-speed wireless Internet access through Wireless Local Area Network (LAN) technology. Hotspots were launched in selected Qantas Club lounges, Rydges hotels and more than 100 locations across the country, including a large number of McDonald’s restaurants. We are working to support business customers’ productivity and efficiency by constantly improving coverage.

Telstra Corporation Limited and controlled entities

Information on the Company

BlackBerry ~ Individual

This fully-integrated personal digital assistant enables highly mobile customers to manage personal or business e-mail. The technology greatly enhances mobility by integrating up to 10 e-mail accounts into one handheld device, without the need for synchronising with their personal computers to receive e-mail.

Data and Internet services

We provide new generation data and Internet services including:

•	broadband and narrowband services for consumers and small and medium businesses through Telstras ISP, BigPond™;

•	business grade Internet solutions;

•	IP Solutions; and

•	domestic and international frame relay and ATM products.

We also provide data and specialised services, including ISDN, digital data services, voice grade dedicated lines, transaction/EFTPOS services and video and audio network services.

Our retail strategy for data and Internet services is to:

•	make broadband affordable for Australians;

•	enhance and improve service delivery of existing data services;

•	develop innovative new generation IP and Internet services, including DSL services for business;

•	work with customers as they require migration from existing data services to new generation data and Internet services;

•	enhance our hosting, storage, security and application services; and

•	expand our range of managed solutions.

In relation to Internet services, one of our key focuses is on broadband and our goal was to provide broadband services through our retail and wholesale channels to one million broadband SIOs by June 2005. On 18 October 2004, we announced that we had achieved this goal.

Our retail focus through BigPond™ is to:

•	increase customer volumes by offering products and services that provide compelling and customer friendly solutions;

•	excite, educate and convert customers to broadband through focussed marketing campaigns;

•	convert sales opportunities for broadband through existing channels and explore new sales channels; and

•	invest in infrastructure required to be a worlds best practise ISP (our business transformation project).

We offer a range of Internet products and packages under our BigPond™ brand. Telstra BigPond™ Home and Business offer dial-up modem and ISDN Internet services to residential and business customers across Australia. Telstra BigPond™ Broadband provides broadband Internet services to consumer and small and medium business customers via hybrid fibre coaxial cable, satellite or ADSL technologies. Telstra Internet Direct also provides business customers with high quality dedicated Internet access within Australia at access transmission rates up to one gigabyte per second (Gbps).

We also provide wholesale Internet access products for use by ISPs and CSPs. Our wholesale focus through Telstra Wholesale is to:

•	foster broadband take up;

•	enhance the product range to meet service provider needs;

Telstra Corporation Limited and controlled entities

Information on the Company

•	develop innovative solutions that enable new broadband services to be offered; and

•	drive network enhancements to support uptake.

Other data services

We offer other data services, in some cases with business partners, including:

•	online games-based entertainment, sports information and music services;

•	collaboration services that provide audio, video and web-based conferencing (including the Conferlink® product range); and

•	ecommerce solutions including e- trading, e-payments, EFTPOS/ATM network services and straight- through processing services.

On 7 September 2004, we announced the next stage of our deployment of voice over IP technology (VoIP). Voice over broadband, using IP, is expected to be available to Australian residential customers in 2005 following completion of technical trials, which are underway, and investment in requisite hardware and software. VoIP has been available to our corporate customers for more than a year.

Some of our recent product and service innovations include the following:

Business DSL

Business DSL is a broadband data service offering symmetric data rates and a business-grade service level. It offers the same bandwidth both upstream and downstream, unlike ADSL. Telstra’s Business DSL was launched in November 2003 and delivers cost-effective high-speed data communications. Customer response has been very positive, based on our superior service levels (Business DSL is delivered on our proven ATM and DDN platforms, guaranteeing reliability and throughput), competitive pricing and extensive network coverage.

IP Solutions Online Customer Management Capability

Our IP Solutions Online Customer Management Facility (OCMF) provides a self-service capability that lets customers manage user access to their IP networks, while we manage the hardware and software components. The first release of the OCMF, launched in April 2004, enables customers to manage their network-based firewall policies in real-time, so they can block unauthorised access as soon as it is detected. Future releases on the OCMF will enable customers to grant and revoke user access to their networks online and in real time, minimising typical delays in establishing network access for new staff.

Connect IP solution range

Telstra Connect IP is a comprehensive wide area network (WAN) offering that integrates network management and data connectivity with customer premises equipment, such as routers. The solution provides connectivity for data transfer between business sites. Our latest offering, launched in 2004, uses an asymmetrical DSL service that enables solid business-grade availability and guaranteed throughput. The different access types mean its flexibility caters to a wide variety of networking needs, with particular appeal in the SME market, where it can alleviate much of the anxiety associated with networking decisions.

Digital Video Network (DVN) Swish

The Swish initiative has delivered new capability to Telstra’s DVN service, enabling our media customers to share DVN services with one another. This means that media customers can share content such as news material, or access to services at major sporting arenas, with industry peers over their DVN networks. Swish also enables the sharing party to control who has access to its network and when. We have worked closely with major broadcasters to trial the solution and ensure it delivers the desired functionality and resilience.

Telstra Corporation Limited and controlled entities

Information on the Company

Telstra IP Telephony

In August 2003, we became the first Australian carrier to launch a major IP Telephony solution. The move generated much interest in the marketplace among customers who had embraced IP networking and were now looking to progress to IP telephony. Telstra IP Telephony helps customers’ control their communications costs and better use telecommunications as a productivity tool. We are deploying it into our own environments, with customer interest also coming from the Government, retail and educational sectors where the solution’s flexibility provides benefits for both enterprise and smaller distributed businesses. In light of the interest for the service, we are continuing to develop our IP Telephony solutions to increase capability and broaden market appeal.

Managed WAN services

Our Managed WAN product offers customers a suite of services ranging from the design and configuration of their data networks, to the supply, installation and maintenance of data customer premises equipment and the management and reporting of all service elements within their data WAN. Provision of a service desk gives a single point of contact for customers, back into Telstra, for enquires or assistance regarding their data network. Recently released services include the deployment and management of private wireless LAN environments and leveraging our expertise in the provision of public WiFi hot spot services. Managed services for IP Telephony environments are also expected to be released in 2004. We currently provide Managed WAN services to many corporations and Government customers, including more than 23,000 data customer premises equipment devices.

Online services

In March 2000, we launched our online communications hub, telstra.com®. Since its creation, Telstra.com® has grown substantially, with more than 1.189 million users (excluding BigPond™) as at 30 June 2004.

telstra.com® links customers with services and features including:

•	information about our products and services;

•	current Telstra corporate and investor relations information;

•	online messaging applications such as web-based e-mail and SMS;

•	online product and service ordering and accounts viewing and payment; and

•	a springboard to our ISP, BigPond™.

Advertising and directories

We are a leading provider of advertising and search services through our advertising business and wholly owned subsidiary, Sensis. Sensis delivers targeted, multi-channel solutions incorporating local advertising, classified advertising, multi channel search and a growing portfolio of business services to consumers, SMEs, corporations and Government.

The flagship of the Sensis classifieds portfolio is the Trading Post Group. On 5 March 2004, Sensis acquired 100 per cent ownership of the Australian-based Trading Post Group from the Dutch company Trader Classified Media NV for A$636 million with an additional A$2 million to be paid in fiscal 2005. The Australian-based Trading Post Group is now wholly owned by Sensis and is managed through a new business unit known as Sensis Classifieds. The acquisition of the Trading Post Group supports Sensis’ local advertising and emerging search businesses, whilst also generating strategic options into broader Australian advertising. The Sensis Classifieds portfolio provides classified advertising solutions for consumers and businesses through a range of publications, which include the Trading Post‡, Just Listed@, AutotraderF and Zest for LifeS.

Telstra Corporation Limited and controlled entities

Information on the Company

The Sensis Search portfolio provides an opportunity for our advertising customers to reach a new generation of search-orientated buyers:

•	Sensis® 1234 is a voice service which provides a growing depth of business content from a vast array of Yellow Pages® and White Pages® products; and

•	sensis.com.au is a benchmark online search engine which delivers global web content plus Australian directories, lifestyle and mapping content fully blended into the results.

The Business Services portfolio leverages our advertising and content management capabilities to create specific solutions for SMEs, Government and the corporate sector. Business Services is made up of three specific service portfolios – Business Information Services (incorporating the Sensis Direct Access contact data solution), Location and Navigation (which delivers detailed street directory and geo-mapping functionality via a range of electronic channels) and a majority shareholding in Invizage Pty Ltd.

On 31 March 2004, Sensis (through a wholly owned subsidiary) gained a majority shareholding in Invizage Pty Ltd, which trades as Invizage µ Technology. Invizage µ Technology is an IT services company that specialises in servicing the IT needs of the small business and personal customer market. Taking a majority shareholding in Invizage µ Technology provides a new channel to market our services and to support the online advertising, marketing, customer management and procurement requirements of our small business customers in the longer term.

Sensis is sustaining its impressive record of growth not only through product innovation across the entire portfolio but also through a dedicated focus on our approximately 420,000 customers and our people. This focus has delivered substantial improvements in customer service and satisfaction together with very high levels of employee engagement.

Wholesale services (including intercarrier services)

In addition to providing products for resale, we provide a range of other products specifically tailored for wholesale customers. These include:

•	interconnection services, including originating and terminating access to our fixed and mobile networks, preselection services and access to our network facilities such as ducts, towers and exchange space;

•	domestic and international transmission services, including leased lines;

•	broadband, IP backbone and traditional data services;

•	mobile telecommunications services; and

•	network design and construction services.

Both GSM and CDMA mobile products and services are offered to our wholesale customers.

We also manage and deliver a wide range of customer processes for wholesale customers. These include product and service provisioning, ordering and activation, billing, fault reporting and end user and product transfer. In addition, we provide a range of efficient web based business to business services to our customers.

We categorise revenue from the products and services we sell to wholesale customers depending on the nature of the product or service. For example, we categorise operating revenue from interconnect and CDMA resale services as intercarrier services revenue. On the other hand, we categorise operating revenue from other resale services according to the product or service resold.

Telstra Corporation Limited and controlled entities

Information on the Company

Inbound calling products

We offer inbound call services including:

•	Freecall™ 1800, a reverse- charge call service used widely by small and large businesses to extend market reach and attract sales;

•	Priority® One3, a shared-cost service offering a six digit national number used by larger businesses as a front-door to contact centres and franchise operations for service calls;

•	Priority® 1300 services, a shared-cost service offering a 10 digit number, similar to the Priority® One3 service, where a short-number format is not required;

•	Contact centre enablement services, including network-based interactive voice response, computer telephony integration, call routing services and speech recognition; and

•	InfoCall® 190, a telephone premium-rate service where we bill the calling customer for both content and carriage on our bill and undertake a revenue share arrangement with the service provider.

We also offer a range of alternative billing-option products for consumers and business customers, including pre-paid cards, automated reverse charging and calling cards.

Solutions management

On 19 July 2004, we completed the acquisition of KAZ Group Ltd (KAZ) for A$333 million. The Services Solutions and KAZ combination creates the largest Australian operated IT business and places us as a leader in business process outsourcing and the provision of end to end information and communications technology (ICT) solutions.

KAZ, our wholly owned subsidiary, currently operates as a standalone business servicing Government and medium sized business customers in Australian and Asia Pacific markets. KAZ will combine with Telstra to service our business customers’ IT needs, differentiating us as the only communication company in Australia capable of providing end to end ICT services from within our own group of companies.

The business has been repositioned to focus on the ICT services market with Telstra providing the strong communications expertise, combining with KAZ to provide the IT expertise. We provide all or part of a business customer’s IT and communications solutions and services covering:

•	managed voice, data and mobility services: network based voice and data switching products including IP-based networks and IP Telephony as well as fleet management of mobile phone networks and new wireless based technologies;

•	managed IT services: managed customer infrastructure (eg desktop and end user devices), managed storage and security services and hosting and application development and support;

•	IT outsourcing: incorporating a range of the above solutions and managing on behalf of the customer either on the customer’s or our premises; and

•	business process outsourcing: leveraging our networks to manage customer business processes in areas such as superannuation administration, insurance policy processing and the automotive community.

Other sales and services

The principal components of operating revenue we record in other sales and services are payphones, customer premises equipment, domestic information and connection services, customnet and spectrum, and bundling subscription TV.

We are the leading provider of payphones in Australia. As at 30 June 2004, we operated approximately 32,500 public payphones. Our Universal Service Obligation requires us to make payphone services

Telstra Corporation Limited and controlled entities

Information on the Company

reasonably accessible throughout Australia including in non-metropolitan and rural areas. Approximately half of our public payphones are in these areas.

As part of our customer voice, data, mobile and service solutions, we provide customer premises equipment for rental or sale to our residential, consumer, business and Government customers. In relation to Telstra rental phones, modern new standard and ‘calling number display’ rental phones are available, making phone and phone features easier to use. The new rental phones won the Australian Design Mark award in 2004 and have been selected as part of the Australian Design awards in the Powerhouse Museum selection.

On 17 September 2004, we acquired leading business solutions provider Damovo (Australia) Pty Ltd for an enterprise value of A$64.3 million. Damovo is a large national multi-vendor customer premises equipment maintenance provider. This acquisition provides the Company with additional capability to provide PABX services as a part of an integrated telecommunication solution and also the provision of services such as voice and call centre solutions that Telstra manages on behalf of our customers.

We provide information and connection services through a number of call centres in Australia and through the White Pages® OnLine and Yellow Pages® OnLine sites. In fiscal 2004, we responded to approximately 200 million calls through our call centres. We also provide voice recognition technology to allow the automation of approximately 2,500 of the most frequently requested business listings.

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

FOXTEL continues to be Australia’s leading provider of subscription television services, with in excess of 1.1 million subscribers (including subscribers receiving FOXTEL programming through Optus† TV and TransAct). FOXTEL markets its services to around 5 million homes, split reasonably equally between those homes passed by our hybrid fibre co-axial cable (HFC) and those marketable to via satellite distribution.

In January 2004, FOXTEL entered into a long term A$550 million limited recourse financing facility funded by ABN AMRO and the Commonwealth Bank of Australia. The facility will be utilised to fund FOXTEL’s full digital conversion and the rollout of new digital services to FOXTEL Digital subscribers. The banks have subsequently syndicated the facility to now include a number of other institutions.

On 14 March 2004, FOXTEL successfully launched FOXTEL Digital, offering customers access to a vastly expanded channel line-up of around 130 digital channels, superior picture and sound quality, a comprehensive and easy to use electronic program guide (EPG), interactive sports and news applications and FOXTEL Box Office (near video on demand). A number of other enhancements are planned for the FOXTEL Digital service during the next 12 months.

Under arrangements with the FOXTEL partners, FOXTEL may provide, in addition to subscription television services, a range of information and other services. FOXTEL currently only provides subscription television services.

We are the exclusive long-term supplier of cable distribution services for FOXTEL’s cable subscription television services in our cabled areas and we receive a share of FOXTEL’s cable subscription television revenues. We can independently, or through partnerships and alliances, provide a broad range of communications, data and information services to other parties using our broadband network.

Telstra Corporation Limited and controlled entities

Information on the Company

FOXTEL has entered into various program supply arrangements, including some with minimum subscriber fee commitments. Refer to “Operating and Financial Review and Prospects – Contractual obligations and commercial commitments” for further details regarding our exposure to these commitments.

On 1 October 2003, we commenced reselling Austar United Communications Limited (AUSTAR) subscription television services, which are eligible for inclusion in the new Telstra Rewards® Options plan. The bundling and reselling of both the FOXTEL and AUSTAR services broadens the range of telecommunication and entertainment services we offer to our customers. These arrangements allow us to provide a residential subscription television package to most areas in Australia regardless of geography.

A discussion of competition in the subscription television services market is contained in “Competition and Regulation – Subscription television”.

International investments

Our major international investments include:

•	CSL, our wholly owned subsidiary which is one of Hong Kong’s leading mobile operators with over one million customers, equating to approximately 32% of the value of Hong Kong’s mobile market. CSL focuses on attracting and retaining high value customers and through its mobile brands, 1O1O and One2Free, CSL continues to offer its customers a highly targeted range of innovative mobile services;

•	TelstraClear Limited (TelstraClear), our wholly owned subsidiary that is the second largest full service carrier in New Zealand. TelstraClear provides innovative voice, data, Internet, mobile, managed services and cable television products and services to approximately 12% of the New Zealand market. New Zealand is a strategically important market for our trans-Tasman customers and this investment enables these important customers to receive the same end-to-end services that we provide in a seamless way; and

•	REACH, a 50/50 joint venture with PCCW, which is Asia’s largest international wholesale carrier of combined voice, international private leased lines and IP data services. REACH is also one of the world’s top ten carriers of international voice traffic. REACH has an interest in over fifty submarine cable systems, as well as landing rights, backhaul, operating licenses and bilateral agreements in most major international markets.

We also have a number of smaller offshore investments and joint ventures which include:

•	a 35% equity interest in the satellite communications operator, Xantic B.V. (formerly Station 12 B.V.) that is headquartered in the Netherlands; and

•	a 39.9% equity interest in Australia-Japan Cable Holdings Limited, a network cable provider based in Bermuda.

In September 2003, we entered into an agreement to sell our 20.4% equity interest in PT Mitra Global Telekomunikasi Indonesia (MGTI) to PT Alberta Telecommunication (a subsidiary of Saratoga Investama Sedaya) subject to the satisfaction of certain conditions. In January 2004, we completed the divestment and received proceeds of A$50 million.

Capital Expenditures and Divestitures

For a discussion of the significant capital expenditures and divestitures we made in the preceding three year period, refer to “Operating and Financial Review and Prospects – Liquidity and capital resources”.

Telstra Corporation Limited and controlled entities

Information on the Company

Networks and systems

One of our major strengths in providing integrated telecommunications services is our extensive geographical coverage through both our fixed and mobile network infrastructure. This network and systems infrastructure underpins the carriage and termination of the majority of Australia’s domestic and international voice and data telephony traffic.

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

Research and development

Telstra reviews its project expenditure annually to determine its actual spend on research and development. Our reviews show that we have an estimated spend of A$165 million in fiscal 2004, and spent A$240 million in fiscal 2003 and A$170 million in fiscal 2002 on research and development. For a detailed discussion of our research and development, refer to “Operating and Financial Review and Prospects – Research and development”.

Transmission infrastructure

Our national transmission infrastructure consists of both terrestrial and non-terrestrial transmission systems. Our domestic terrestrial systems are almost exclusively digital and use approximately 3.6 million kilometres of optical fibre and more than 2,100 digital radio systems. Our major transmission routes incorporate Synchronous Digital Hierarchy (SDH) technology. In fiscal 2004, we continued our expansion of the extensive Dense Wave Division Multiplexing (DWDM) network from South Hedland through Perth, Adelaide, Melbourne, Sydney, Brisbane and onto Townsville, with links to Darwin and Tasmania as well.

In addition, we have selected the suppliers for the provision of 10GBit DWDM systems and SDH equipment in our network for the next three years. Proposals to implement this technology on the Melbourne to Sydney and Sydney to Brisbane routes have been approved, with work having commenced in fiscal 2004 and continuing over the next two years. The acquisition of the IP1 network in October 2003 and its integration into the Telstra network has provided extra capacity between Perth and Melbourne on 10GBit DWDM equipment.

Throughout the year, work has continued on extending the benefits of self-healing SDH transmission out to the fringes of the network in metropolitan and regional areas. Typical of the type of project completed was the North-Western Queensland Optical Fibre and SDH Ring, where the remaining section of cable in an overall project of providing 820 km of optical fibre cable between Mt Isa and Longreach via Boulia was completed. A 2.5 Gbps line system and SDH ring was commissioned on this new optical fibre route encompassing Mt Isa, Boulia, Winton, Longreach, Emerald and Rockhampton. This SDH ring provides protected transmission to Mt Birnie, Boulia, Winton, Longreach, Barcaldine, Jericho and Alpha as well as to Mt Isa and to exchange areas east to Charters Towers. In total, approximately 19,800 customers now benefit directly from improved transmission survivability.

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

Telstra Corporation Limited and controlled entities

Information on the Company

applications. REACH owns satellite earth stations in Australia and Hong Kong, including the largest satellite teleport in Asia.

Public Switched Telephone Network (PSTN)

Australia’s geographic characteristics provide unique challenges for the provision of nationwide digital PSTN coverage. These challenges are being overcome by the innovative application of a range of modern technologies. Over 300 major digital switching nodes are interconnected by state-of-the-art transmission systems and handle traffic from customers connected to more than 10,000 access sites. A combination of copper, fibre optic, radio and satellite technologies are used to achieve end-to-end connections. Access to the world is achieved through REACH’s international gateway switches and our intelligent network platforms provide advanced services including toll-free and calling card products.

A trial of CDMA-based wireless local loop equipment is now complete and we have deployed this technology in regional Australia as part of our contract with the Commonwealth Government to improve communications in extended zones. Further deployment of this technology is planned as part of the recovery of older radio concentrator technology as one of our undertakings following the Estens Enquiry. It is also planned for selected use to provide telephony access for customers to whom traditional copper pair access is inefficient. The application of such technologies is aimed at providing economic solutions to previously difficult situations while meeting service standards.

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

Our network supports a range of switch features which facilitate voice calls. These include products like Homeline™ Features such as Call Waiting, Call Return, Abbreviated Dialling and Virtual Private Networks (VPN). New types of telephones and customer premises equipment which make these features more accessible and easy to use are continually entering the market.

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

The ISDN network is available to approximately 96% of the Australian population. ISDN provides an end to end digital connection that allows us to deliver minimum 64kbps connections to customers.

Intelligent Network (IN) platforms

We operate a number of IN platforms that support a range of advanced services across fixed, mobile and messaging services including:

•	inbound services such as Freecall™ 1800, Priority® One3, Priority® 1300 and InfoCall® 190;

•	Telstra prepaid mobile, Pre-paid Plus;

Telstra Corporation Limited and controlled entities

Information on the Company

•	calling cards (Telecard™);

•	prepaid cards (Phoneaway®, Say GDay™);

•	information services numbers;

•	number portability;

•	mobile VPN, mobile voicemail;

•	advanced network routing; and

•	screening functions.

Our inbound services are important to our major business customers because they support their call centre and customer service operations.

Data networks

We operate a number of data networks including a:

•	Switched Data Network (SDN);

•	National Transaction Switching Network;

•	Digital Data Network (DDN);

•	Dial IP Platform; and

•	Multi Protocol Label Switching (MPLS) Network.

Our SDN is comprised of approximately 670 switches linked to access multiplexers at more than 120 sites around Australia. The SDN provides:

•	public packet switching data services suitable for a wide range of data applications;

•	site-to-site and multi-site WAN connectivity;

•	national coverage for frame-relay data services from 64kbps up to 45Mbps (subject to available transmission capacity);

•	national coverage for ATM data services, supporting access rates from 2Mbps to 622Mbps (subject to available transmission capacity); and

•	national coverage for Business DSL data services, supporting access rates from 64kbps to 2Mbps (subject to available transmission capacity).

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

Our DDN, with its fully integrated management system, provides dedicated secure site-to-site transmission at speeds ranging from 1200bps up to 2Mbps. This network has extensive coverage, with more than 2,500 points of presence nationally across Australia for both Telstra retail DDS and Telstra Wholesale Data Access Radial (DAR) products.

In addition, the DDN is the underlying access infrastructure for our Accelerated Frame Relay product using our large network reach over multiple access technologies such as G.Shdsl, HDSL and optic fibre to enable customer access into the SDN core network. DDN also supports the declared wholesale product of Data

Telstra Corporation Limited and controlled entities

Information on the Company

Access Radial which supplies the access for carriers to enable their customers to connect to their own retail offerings.

Our Dial IP platform provides dial-up VPN access from the ISDN or PSTN to an IP aggregated connection which supports online and data applications.

The new Wireless IP product provides easy mobile access to Telstra’s IP Solutions via a GPRS capable device such as a mobile phone or a personal digital assistant to streamline business for business that is on the move.

Internet Protocol (IP) networks

We operate a national Internet backbone network. It is a fully IP-routed network which provides the backbone for all of our Telstra Internet Direct services and all Telstra BigPond™ Internet offerings, as well as Telstra Wholesale’s Internet products. Our Internet backbone network connects to the rest of the Internet via the international links provided by REACH and connects domestically via peering links with peer ISPs.

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

We have one platform that supports wholesale and retail Internet products. This has been used to provide a Telstra BigPond™ Home product with universal local call access across Australia. Telstra BigPond™ Home is now available throughout Australia with dial-up access at the cost of a local call.

We deliver our IP Metropolitan Area Network (MAN) and Telstra Ethernet MAN services through an MPLS network that has ethernet switches located in customer buildings and interconnected by a high-speed network. IP MAN plus IP WAN together form the network to deploy our IP Solutions products. We are offering a Government IP solution which provides a fibre based IP network for use by Government agencies in metropolitan and regional locations, as well as accelerating the provision of fibre based wideband services by non-Government customers.

We have also extended the core, carrier grade IP network known as the Routed Data Network (RDN) to sites in metropolitan and some regional areas. The RDN supports the delivery of retail and wholesale ethernet based products nationally.

Broadband network

We deliver broadband capability through a variety of technologies using cable modem, ADSL and satellite services. Our HFC broadband network passes approximately 2.5 million homes and approximately 70% of the network is underground. The optic fibre component of this broadband network consists of two forward and one return path fibres, with the co-axial component serving up to 900 customers each.

The cable network is designed to provide two-way transmission for interactive services and high-speed data transfer up to 10Mbps. ADSL is a broadband access technology using existing PSTN access infrastructure with products offering speeds up to 1.5Mbps (download) and up to 256kbps (upload) or 512kbps both ways. We have three fast broadband service options available to customers in ADSL enabled areas in Australia:

•	an Internet service for residential customers that allows customers to use the Internet through their existing telephone lines without tying up the phone line or needing an additional line;

Telstra Corporation Limited and controlled entities

Information on the Company

•	an Internet service for companies to provide their staff, offices or branches with remote access capability to the corporate network; and

•	a service for ISPs to provide their customers with ADSL Internet access.

Since August 2000, we have been rolling out our broadband services and we achieved our target coverage for fiscal 2004 of approximately 1090 ADSL enabled exchanges. Within these enabled exchange areas, ADSL coverage has been increased through a variety of process improvements and focussed investment. We also offer satellite broadband services via both a two way satellite service and a satellite download/dial-up backchannel in areas of Australia for customers who are unable to access broadband via cable or ADSL.

We are a registered provider under the Commonwealth Government’s High Bandwidth Incentive Scheme (HiBiS) which aims to increase the availability of high bandwidth services throughout rural and regional Australia through a system of subsidies being paid to service providers. This scheme will commence in fiscal 2005 and is expected to last approximately three years.

Mobile telecommunications networks

We own and operate a number of networks for the provision of mobile telephone services that together cover more than 98% of the Australian population. We serve more than 7.6 million SIOs with these networks. Through CSL we also operate mobile services in Hong Kong.

In Australia, our GSM digital network operates in the 900MHz and 1800MHz spectrum band. As at 30 June 2004, our GSM digital network in Australia had approximately 4,170 base stations nationally. We are continuing to expand the capacity and coverage of the GSM network, with more than 350 new base stations established in fiscal 2004.

The GPRS service is available across our GSM network and provides “always on” data access to WAP and Internet information services, as well as access to corporate customers’ LANs and intranets.

Our second digital mobile telecommunications network in Australia is based on CDMA technology, with coverage more than double the area of the GSM network. We are predominantly developing new regional areas of coverage in this technology. It operates in the 800MHz band that our closed analogue network used previously. As at 30 June 2004, our CDMA digital network in Australia had approximately 2,770 base stations nationally. We are continuing to expand the capacity and coverage of the CDMA network, with more than 300 new base stations established in fiscal 2004.

Enhancement of our CDMA network with 1xRTT commenced in fiscal 2003 and focussed on all capital cities. The final stage of the transition to 1xRTT began in February 2004 and is expected to be completed in the first half of fiscal 2005.

A limited rollout of the next generation mobile data utilising EVDO has been completed in Sydney and Melbourne. Further expansion of this technology is currently being scoped.

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

Telstra Corporation Limited and controlled entities

Information on the Company

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

An area of industry leadership is the development of base station EME software that calculates environmental emission levels in a matter of seconds. Our widely acclaimed RF-MAP™ software enables operators, local authorities and community groups to assess the environmental impacts of mobile phone base stations and confirm compliance with safety standards. We have given copies of our RF-MAP™ software to national and international health authorities as well as community and Government organisations, reflecting our commitment to sharing expertise and providing the community with easy to use solutions.

Australian carriers, through the Mobile Carriers Forum, are developing a strategy incorporating the Telstra developed EME site management process to help ensure compliance with the Australian Communications Authority (ACA) electromagnetic radiation framework and the Australian Communications Industry Forum (ACIF) code of practice for radio communications infrastructure deployment.

Information processes and systems

We have a range of information processes and systems to support our delivery of products and services. We intend to increase the benefits of our offerings to customers by:

•	introducing new products to the market faster;

•	further integrating our customer access technology and systems across channels; and

•	reducing our overall IT costs.

We have recently invested and will continue to invest in many new systems and processes in the following seven principal areas:

•	sales and marketing;

•	customer ordering and provisioning;

•	online access for customers;

•	billing and credit management;

•	service assurance;

•	workforce management; and

•	back office processes.

We are focussed on rationalising and simplifying the delivery processes across Telstra. Together with our IT service providers, we will focus on driving efficiency and adaptability across our delivery systems.

During June 2004, we commenced the deployment of our new cable plant records system to improve the reliability and technological currency of our access network asset and service qualification processes.

Information technology alliances

The Australian telecommunications industry is a key sector of the economy and a major input to all other sectors. It is therefore important that the industry, and Telstra as a major player in the industry, has access to the highest quality inputs at the most competitive price.

In response to increased competitive pressures in Australia and internationally, we source innovative, world-class solutions for the provision of application development and maintenance services. This includes

Telstra Corporation Limited and controlled entities

Information on the Company

the development of new software programs and the enhancement and ongoing maintenance of existing software programs.

We are partnering with world class IT providers to deliver:

•	improved quality to a globally competitive standard;

•	improved cycle times for new products and services;

•	improved efficiency and lower prices; and

•	access to new technologies.

All of our existing IT providers are multinational organisations operating through a local affiliate or presence in Australia.

Property, plant and equipment

Overview

A large part of our network is constructed on land occupied under our statutory powers and immunities. We also own and occupy land that includes strategic sites, such as the properties on which our telephone exchanges are located. We own more than 5,200 freehold sites and occupy more than 7,500 sites on a leasehold or other basis. Most of our sites are related directly to our telecommunications operations and are used for housing network equipment of various types, such as telephone exchanges, transmission stations, microwave radio equipment and mobile radio repeater equipment. Some of our operational sites are on leased land or land that we have access to by statutory right or other formal or informal arrangement. In addition to our operational sites, we own or lease a range of properties used for office accommodation, storage and other miscellaneous purposes which are discussed in “Operating and Financial Review and Prospects — Contractual obligations and commercial commitments”.

Land access powers and immunities

The land access powers and immunities conferred on carriers by the Telecommunications Act 1997 (Cwth) (Telecommunications Act) are limited to those inspections, maintenance and installation activities that will have a low impact on the surrounding environment. For activities not covered by the land access powers and immunities regime, we must obtain all necessary consents, including the consent of the relevant town planning authority as well as from the owner of the land, before network construction activities may commence. Where the construction activities are to occur on land where native title exists, the native title claimants and holders may also need to be involved. Obtaining these consents may cause delay to the commencement of construction.

In some circumstances where we rely on the land access powers and immunities conferred by the Telecommunications Act to carry out construction activities or where native title exists, compensation may be claimed against us.

Environmental issues

Environmental aspects covering the handling and storage of dangerous goods, noise from fixed plant, visual amenity and disposal of waste (including obsolete and decommissioned equipment) are required to be managed as part of operating and maintaining plant and equipment on occupied sites. We minimise the potential risks associated with these environmental aspects through various control procedures. Incident processes are in place to mitigate the potential for significant impacts. Each decommissioned plant is screened for hazardous substances such as polychlorinatedbiphenyls (PCBs) and chloroflurocarbons (CFCs) prior to recycling and hazardous materials are disposed of in compliance with regulatory requirements. Sites to be divested undergo environmental screening and, if appropriate, remediation, prior to sale.

Telstra Corporation Limited and controlled entities

Information on the Company

There are no current significant environmental issues that impede the utilisation or integrity of our network operation.

Telstra Corporation Limited and controlled entities

Competition and Regulation

Competition

Overview

Competition in Australia’s telecommunications market began in 1989 when competitors began to provide a limited number of services. In 1991, competition increased with the decision to establish a carrier duopoly and open resale of Telstra’s services, particularly national long distance and international telephone services. Competition intensified in 1992 when Optus, now SingTel Optus Pty Limited (Optus), won the second carrier licence enabling it to offer unrestricted local, national long distance, analogue mobile and international telephone services. We started offering digital mobile telephone services over our own network in 1993. In the same year, Optus and Vodafone Holdings (Australia) Pty Limited (Vodafone) began offering those services over their own networks.

On 1 July 1997, the Commonwealth Government introduced the current regulatory regime which provides for open competition in Australia’s telecommunications industry. Since then, there has been a significant increase in the number of CSPs that have entered the Australian telecommunications market. As at 30 June 2004, we supplied services to more than 625 wholesale customers that compete in the retail telecommunications market.

From a position of originally being the sole provider of telecommunications products and services in Australia, inevitably, competition has reduced our market share. However, competition has also contributed to growth in the overall telecommunication services market. We expect both these trends to continue but at lesser rates.

As at 30 June 2004, we estimate our retail market shares in the products and services we provide to be as follows: basic access services: 75%; local calls: 74%; domestic long distance minutes: 65%; international long distance minutes: 52%; mobile services: 46%; Internet services (narrowband): 26%; Internet services (broadband): 42%; data revenue: 64% (excluding ISDN but including some wholesale revenues); subscription television services (FOXTEL): 58%; and Sensis print advertising expenditure (main media): 13%.

We are permitted to compete in all telecommunications markets throughout Australia. Our competitors are also permitted to compete in all of these markets. As convergence becomes more prominent, our competitors may seek to take advantage of their position in one market to enter or improve their position in another market.

Access and local calls

We currently face infrastructure competition in basic access and local call services in the central business districts of the major capital cities and major metropolitan areas. Many of these infrastructure competitors have access networks which compete directly with us for both business and residential customers. Our main facilities-based competitors are Optus (fixed and mobile), Vodafone (mobile), AAPT Limited (AAPT) (fixed) and Primus Telecommunications (Australia) Pty Limited (Primus) (fixed). These carriers and others have established dedicated connections with large business customers, mainly in central business districts. Dedicated connections allow a competitor to direct a business’ telecommunications traffic to their own networks including local, long distance and international calls and data transmission. The availability of local number portability has contributed to the development of facilities-based competition in these markets.

Telstra Corporation Limited and controlled entities

Competition and Regulation

National long distance and international telephone services

Competition has significantly eroded our market share for national long distance and international telephone services. A number of our competitors own their own switches, lease access and transmission capacity and resell services mainly from Optus and us. Smaller competitors usually only resell complete services.

We must provide our customers with call-by-call selection or “override” dialling and default choice or “preselection” in respect of national long distance, international calls and fixed-to-mobile calls, all of which further assist other CSPs to compete. See “Competition and Regulation – Regulation – Preselection and override codes” for a discussion of regulatory requirements for preselection.

The PSTN originating and terminating access and the wholesale transmission capacity services are important for facilities-based provision of national long distance and international telephony services. The charges of these wholesale products are input costs of the competitors and therefore have an impact on their retail offerings.

The regulatory processes provide a framework to determine the price terms and conditions of these services. Competition is strong in the wholesale provision of transmission services. The price is falling as new competitors enter the wholesale market. In April 2004, the ACCC decided to de-regulate the inter-capital routes and fourteen major capital-to-regional routes recognising the competitiveness of these routes.

Mobile telecommunications services

The mobile telecommunications market is one of the most competitive telecommunications markets in Australia and we estimate that market penetration as at 30 June 2004 was approximately 80%. As this level of market saturation increases, we expect the rate of further market penetration to slow for all carriers.

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

Data services

The Australian data market is intensely competitive, with a number of service providers in a range of categories from network, ISPs, international and Managed Service Providers (MSPs) offering a range of domestic and international services. Competitors are typically classified as resale or infrastructure competitors and may provide fixed line and wireless data solutions.

Customers are increasingly taking up new growth data services based on DSL, Ethernet or IP-based solutions. Competitive focus is intense in these growth areas, particularly across niche product solutions and specific geographic areas. Several DSL network providers are offering DSL based VPN services as an alternative to frame relay or leased line data connections. Others are also offering Voice over DSL (VoDSL), with a view to offering integrated voice and data bundles.

We work on engineering our data products and our customer support processes to establish a value proposition that will ensure our data products hold their own under these competitive conditions.

Telstra Corporation Limited and controlled entities

Competition and Regulation

Internet access services

For Internet access services, competition is generally based on quality of service, price, speed and availability of local call access and associated information or transaction services. The ISP market in Australia is diverse and highly competitive, with approximately 690 competing retail service providers.

We provide both dial-up and broadband Internet access services. Broadband services are provided to end users by Telstra BigPond™ using ADSL, cable and satellite platforms. Telstra Wholesale provides industry participants with a variety of broadband offerings including DSL Layer 3, DSL Layer 2 and Virtual ISP Broadband. We also offer an ISDN Internet access service as an alternative to standard PSTN dial-up to deliver faster Internet speeds and recently released a new pricing plan for this product for both retail and wholesale customers.

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

We provide services under a range of brands including telstra.com®, Yellow Pages®, White Pages®, GOeureka®, Whereis®, CitySearch® and sensis.com.au.

Wholesale services

Telstra Wholesale has more than 625 customers, including over 515 ISPs and about 34 wholesale competitors. Telstra Wholesale is focused on the delivery of communication services to intermediaries operating in Australia and offers around 30 wholesale-only products for our customers such as PSTN interconnection, DAR, Telstra Wholesale Safe Internet and a number of ADSL products.

Subscription television

The subscription television services market is competitive. FOXTEL (of which we own 50%) is the leading subscription television provider in Australia, with in excess of 900,000 subscribers (aggregating FOXTEL’s direct subscribers and subscribers receiving resold FOXTEL services via Telstra) as at 30 June 2004. In addition, FOXTEL also supplies its programming to Optus and TransACT on a wholesale basis, with those two companies utilising that programming to supply subscription television services to approximately 200,000 subscribers in aggregate. Collectively, FOXTEL is now seen in over 1.1 million households.

FOXTEL successfully launched FOXTEL Digital in March 2004, introducing Australians to a number of television innovations including electronic programme guide (EPG), interactive sports and news, FOXTEL Box Office (a near video on demand service offering subscribers access to a range of new release movies at the push of a button) as well as superior picture and sound quality. As a result, FOXTEL is well positioned to compete on the basis of its brand and diverse program offerings delivered over both digital and analogue cable (via Telstra) and digital satellite.

In fiscal 2004, FOXTEL grew its subscribers by more than 8%, a rate almost double the previous year (this growth excludes Optus subscribers).

FOXTEL and Optus TV are the main providers of subscription television services over cable in largely overlapping areas, however Optus does not currently provide a digital subscription television service. FOXTEL also provides digital satellite coverage to approximately 2.5 million homes not passed by our cable network.

Telstra Corporation Limited and controlled entities

Competition and Regulation

AUSTAR distributes subscription television through wireless and digital satellite systems in regional areas and has similar programming to FOXTEL. FOXTEL and AUSTAR compete only in limited areas. While there are no restrictions on FOXTEL entering the AUSTAR territory, many of the program rights held by FOXTEL do not permit it to broadcast that content into the AUSTAR territory. Also, FOXTEL has licensed some programming to AUSTAR on an exclusive basis in relation to most of the AUSTAR territory. Other subscription television operators offer limited services.

Subscription television providers compete with free-to-air television operators and are prevented by law from holding exclusive broadcast rights to most major sports programs. Competition is currently based on a number of factors including breadth of programming, brand, price, marketing, service support and geographic scope of service delivery.

In September 1999, the ACCC declared an analogue cable subscription television broadcast carriage service. Two potential subscription television competitors sought access under the declaration but in June 2004, the access seekers withdrew the access disputes they had lodged with the ACCC. The ACCC has not declared a digital service. See “Competition and Regulation — Regulation - Access”.

In March 2002, FOXTEL concluded a series of agreements, including one with Optus Vision to provide FOXTEL programming to Optus for transmission on its service. Under this agreement, FOXTEL took over responsibility for paying certain program content obligations of Optus. The agreement commenced operation on 1 December 2002. These agreements were approved by the ACCC in November 2002 subject to conditions that have been met by undertakings which cover the supply of FOXTEL services to third parties, third party access to Telstra and FOXTEL’s analogue and digital platforms and requirements for AUSTAR to provide its subscription television services to infrastructure owners.

The undertakings lodged by Telstra and FOXTEL in relation to analogue subscription television access cover price and non price terms and conditions for third party access seekers and were subsequently approved by the ACCC in March 2004.

The obligation to provide a digital subscription television access service was subject to either Telstra launching such a service commercially or the ACCC granting Telstra and FOXTEL exemptions from the operation of Part XIC of the Trade Practices Act 1974 (Cwth) (TPA) in relation to that service. In December 2002, Telstra and FOXTEL lodged exemption applications in relation to the digital subscription television access service and in December 2003, the ACCC granted exemption orders in favour of Telstra and FOXTEL. These exemption orders were appealed to the Australian Competition Tribunal, which decided on 30 September 2004 to set aside the exemptions. The reasons for the decisions of the Tribunal were not available as at 18 October 2004 and therefore a complete assessment of the impact of the decisions has not been made. However, the setting aside of the exemptions is unlikely to have a material impact on FOXTEL or Telstra. Telstra commenced the commercial supply of digital cable subscription television carriage services to FOXTEL in March 2004.

Also in March 2002, FOXTEL agreed to supply its service to us in order for us to resell the service as part of our bundled offerings along with our consumer telecommunications products. We obtained subscription television broadcasting licences via a wholly owned subsidiary and notified the ACCC of a technical third line force in relation to Telstra reselling the FOXTEL subscription television service as part of a bundle with our services. The ACCC approved the arrangements and on 1 December 2002, we commenced bundling the FOXTEL subscription television services with our telecommunications products.

The impact of the March 2002 agreements and the subsequent undertakings will considerably expand the opportunities for companies to offer a retail subscription television product (including Telstra) and much of this will be the FOXTEL product, either as a resale product or as content supplied from FOXTEL to other

Telstra Corporation Limited and controlled entities

Competition and Regulation

infrastructure operators. We expect this to increase the appeal of FOXTEL and the general penetration of subscription television.

In March 2003, we also entered into an agreement with AUSTAR to allow us to resell AUSTAR subscription television services to our customers in regional Australia as part of our bundled offerings along with our consumer telecommunications products. Since May 2003, we have lodged various third line forcing notifications with the ACCC in relation to us bundling our services with AUSTAR services and the ACCC has accepted and not opposed each of these notifications.

Advertising, Directories and Information Services

Our White Pages® and Yellow Pages® directories and related products (both print and online) are key advertising and contact information channels for Governments and businesses, in particular SMEs across Australia. As such, we operate within the highly competitive Australian advertising market, competing with a range of other domestic and international advertising businesses, local newspapers and direct marketing companies which also target a similar customer base.

Competing directory providers have access to CSP subscriber contact details from the Integrated Public Number Database (IPND) which we maintain as a requirement of our carrier licence.

Payphones

In our payphones business, we are seeing increasing competition due to new market entrants, calling card operators and indirect competition from increased mobile telephone use.

Regulation

Overview

Some of the major features of the Australian telecommunications regulatory regime are:

•	industry specific competition regulation;

•	any to any connectivity;

•	extensive industry specific consumer protection regulation;

•	industry codes and standards under a self-regulatory regime;

•	no limits on the number of carriers;

•	CSPs with many of the same access rights and obligations as carriers; and

•	limited carrier land access rights and statutory immunities.

Principal industry regulators

The Communications Minister is primarily responsible for telecommunications industry policy and legislation. The Communications Minister can make rules in connection with the implementation and operation of certain aspects of the regulatory regime and, at his or her discretion, impose or vary the conditions of a carrier licence. In addition, the Communications Minister has the power under section 159 of the Telecommunications (Consumer Protection and Service Standards) Act 1999 (Cwth) to give binding directions to us to take specified action towards ensuring that we comply with that Act. This Ministerial direction power applies in addition to the Ministerial power in Part 3 of the Telstra Act to give such directions in relation to the exercise of powers by us as appear to the Minister to be necessary in the public interest.

The ACCC administers the TPA which regulates competition generally and includes specific provisions governing the telecommunications industry. The ACCC administers the telecommunications access regime, provisions for controlling anti-competitive conduct and Telstra retail price control arrangements.

Telstra Corporation Limited and controlled entities

Competition and Regulation

The ACA is responsible for reporting on telecommunications industry performance and regulating the non-competition aspects of the telecommunications industry under the Telecommunications Act and the Telecommunications (Consumer Protection and Service Standards) Act including:

•	carrier licensing;

•	technical regulation;

•	quality of service;

•	the customer service guarantee;

•	priority assistance;

•	network reliability framework;

•	preselection, numbering and number portability;

•	the universal service obligation;

•	the digital data service obligation;

•	spectrum management; and

•	industry codes and standards.

The ACA may give written directions to carriers, CSPs and content service providers requiring them to comply with various provisions of the Telecommunications Act, the Telecommunications (Consumer Protection and Service Standards) Act, their licence conditions and registered industry codes. Breach of such a direction is subject to a penalty of up to A$10 million.

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

The industry also self-regulates through codes and standards

Bodies that represent one or more sections of the industry, such as the ACIF, may develop industry codes governing activities of carriers, CSPs and other industry participants. These activities mainly relate to matters affecting:

•	consumers;

•	inter-carrier operations;

•	interconnection and performance of networks;

•	radio;

•	environmental issues; and

•	customer equipment and cabling.

The ACA may register such codes under the Telecommunications Act, direct industry participants to comply with a registered code and, in the absence of a registered code, set mandatory industry standards. If a carrier or CSP does not comply, it may be subject to a penalty of up to A$250,000. The ACIF also has compliance mechanisms for breach by an industry participant of an ACIF code to which the participant has agreed, which include non-monetary “public censure” sanctions.

Telstra Corporation Limited and controlled entities

Competition and Regulation

The codes registered under Part 6 of the Telecommunications Act with the ACA as at 18 October 2004 relate to:

•	the handling of life threatening and unwelcome calls;

•	call charging and billing accuracy;

•	end-to-end network performance;

•	preselection;

•	commercial churn;

•	calling number display;

•	complaint handling;

•	customer information on prices, terms and conditions;

•	billing;

•	credit management;

•	customer transfer;

•	local and mobile number portability;

•	unconditioned local loop service network deployment rules;

•	IPND, data provider, data user and IPND manager;

•	emergency call services;

•	deployment of radiocommunications infrastructure;

•	cabling requirements for business;

•	priority assistance for life threatening medical conditions;

•	customer and network fault management; and

•	SMS.

The Telecommunications Industry Ombudsman (TIO) is an industry-funded body established to investigate and resolve retail customer complaints about telecommunications services and carrier land access disputes. Participation is mandatory for all carriers and most CSPs unless exempted by the ACA.

Carriers, carriage service providers and content service providers

We are a carrier, CSP and a content service provider.

A carrier is any person holding a carrier licence. In general, the owner of network infrastructure must not use the infrastructure to supply telecommunications services to the public unless it holds a carrier licence. A CSP is a person who supplies a telecommunications service to the public using network infrastructure owned by a carrier. A content service provider is a person who uses a telecommunications service to supply to the public a content service, such as a broadcasting service or an online information or entertainment service.

Competition regulation

Competition rule

In addition to the general requirements of trade practices law, a carrier or CSP must not engage in anti-competitive conduct in breach of the competition rule. A carrier or CSP may be in breach of the competition rule if it:

•	contravenes general trade practices rules relating to anti-competitive conduct in respect of a telecommunications market; or

•	has a substantial degree of market power and takes advantage of that power with the effect or likely effect of substantially lessening competition in any telecommunications market, taking into account other conduct if necessary.

Telstra Corporation Limited and controlled entities

Competition and Regulation

The ACCC can issue a Part A competition notice if it has reason to believe that a carrier or CSP has contravened the competition rule. A Part A competition notice need not describe conduct in very specific terms but may instead describe the general kind of conduct which the ACCC believes is in breach of the competition rule. Any repetition of the conduct while the competition notice is in force can lead to penalties or damages being awarded against the carrier or CSP.

The ACCC can also issue a Part B competition notice. This Part B notice, which the ACCC may issue simultaneously with or after a Part A notice, will be more detailed than the Part A notice. The sole function of a Part B notice is its evidentiary effect. It is presumptive evidence of the information in it and can be used in court proceedings against the carrier or CSP for penalties or damages.

To issue a competition notice (Part A or Part B), the ACCC need only have a reason to believe that there is a breach of the competition rule rather than being affirmatively satisfied of a breach of the competition rule after full investigation.

Any person (including a carrier’s or CSP’s competitors) may apply at any time to the Federal Court for an injunction to restrain anti-competitive conduct, whether or not a competition notice has been issued.

A carrier or CSP may be liable to pay penalties of up to A$10 million plus A$1 million per day of contravention, and for compensatory damages to affected third parties, if:

•	it continues to engage in conduct the subject of a competition notice after the notice comes into effect; and

•	the Federal Court finds that the conduct is in breach of the competition rule.

No final decision in relation to a competition notice has yet been handed down by a court.

If the ACCC issues a competition notice, it may also give a carrier or CSP a written notice advising it of the action the ACCC believes should be taken to ensure that the carrier or CSP does not continue to engage in the kind of conduct dealt with in a Part A competition notice. An advisory notice can be issued at any time. While such a written notice from the ACCC is of an advisory nature only, in practical terms there may be significant pressure on a carrier or CSP to comply with the notice given the potential breadth and ambiguity of a Part A competition notice and the ability of the ACCC to revoke a Part A competition notice if the carrier or CSP complies with the advisory notice. Also, a court may have regard to the ACCC’s opinion in determining whether a carrier or CSP is liable for penalties or damages if the court finds it to have been in breach of the competition rule.

A competition notice relating to changes to BigPond Broadband pricing was issued against Telstra in March 2004. The competition notice remains in force as at 18 October 2004.

Information gathering powers

The ACCC may seek information from carriers or CSPs with substantial market power in the telecommunications industry concerning charges for products and services, including in Telstra’s case only, charges for basic carriage services, subject to a right of appeal to the Australian Competition Tribunal. The ACCC may publish information concerning charges and services if it is satisfied that there would be a net public benefit in doing so and has a further general power to obtain information in relation to designated telecommunications matters.

Record-keeping rules

The ACCC has in place financial record-keeping rules. These accounting rules require detailed three or six-monthly reporting to the ACCC of non-public cost and revenue information in relation to our wholesale and retail services.

Telstra Corporation Limited and controlled entities

Competition and Regulation

The ACCC will be able to refer to this information on our costs and revenues in its market conduct and access investigations. Similar accounting rules apply to both Optus and Vodafone. AAPT and Primus are required to comply with the same rules but only in relation to retail services.

Accounting Separation

In April 2002, the Communications Minister announced that the Commonwealth Government required accounting separation of our wholesale and retail arrangements in order to ensure our wholesale arm treats all retail providers in an equitable fashion.

On 19 June 2003, the Communications Minister issued his final Accounting Separation Direction to the ACCC requiring it to issue record keeping rules giving effect to that direction. One requirement of the direction is for Telstra to update its regulatory accounting records from historic to current cost, which has and continues to impose some resource costs on us. Preparation of the regulatory accounts for the core PSTN services of PSTN interconnection, local call resale and the unconditioned local loop will provide a basis for comparison in relation to any existing regulated prices for these products. To date, two interim reports have been produced and we continue to work towards producing a full set of accurate current cost accounts, a process expected to take some time given the extensive and complicated nature of the task. The interim reports are based on a range of assumptions, hence the results should be treated with caution.

An additional requirement under the accounting separation rules is for Telstra to publish imputation test results for various PSTN services including basic access, locals calls, national long distance, international long distance and fixed to mobile services. An imputation test measures whether an efficient competitor of Telstra can compete against our retail product offering, based on our retail price and an assessment of the efficient wholesale and retail costs to the competitor of providing the service. In the context of the accounting separation obligations, these costs are determined by the information in our regulatory accounts.

A further requirement relating to the accounting separation obligations is for the ACCC to publish a series of metrics that compare our performance in terms of new service connections and fault rectification for both wholesale and retail customers. We are required by law to provide equivalent service and the metrics published to date demonstrate our compliance. We believe they will continue to do so. However, because wholesale customers represent a small and non-random sample of the Telstra customer base, statistical anomalies are possible.

Another requirement relating to the accounting separation obligations is for the ACCC to publish information about the state of competition in relation to services for business customers. The first report from the ACCC is expected in the second half of 2004.

Retail price restrictions

The Commonwealth Government has set retail price controls on some of our services and groups of services that apply from 1 July 2002 to 30 June 2005. The Communications Minister has asked the ACCC to undertake an inquiry into the price arrangements which will apply from 1 July 2005. The ACCC has announced that a draft report will be available by the end of October 2004, with their final report available by 31 January 2005.

CPI-X or CPI+X price restrictions

We cannot increase the weighted average price of local calls, national long distance and international calls and fixed-to-mobile calls by more than the CPI less 4.5%. If the CPI is less than 4.5%, we are required to reduce our prices accordingly.

Telstra Corporation Limited and controlled entities

Competition and Regulation

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

The ACCC has powers to monitor and report on our compliance with price controls.

Local call charges

We and other CSPs must offer untimed local calls to:

•	residential and charity customers for all local calls; and

•	business customers for local voice calls.

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

We continue to be obliged to ensure that:

•	our average price for untimed local calls provided to residential and charity customers in non-metropolitan areas in a fiscal year does not exceed the average price charged by us to residential or charity customers in metropolitan areas in the previous fiscal year; and

•	our average price for untimed local calls provided to business customers in non-metropolitan areas in a fiscal year does not exceed the average price charged by us to business customers in metropolitan areas in the previous fiscal year.

Directory assistance service charges

We cannot impose or alter a charge for our directory assistance services without the approval of the Communications Minister. In October 1999, we commenced charging business and mobile customers for national and long distance directory assistance services after approval of the Minister. Our residential customers continue to receive these directory services without charge via the number 1223.

Access

The ACCC has broad powers to determine those of our services to which competitors will have access and the terms and conditions under which we provide this access.

Declaration of services

The TPA creates an access regime specific to the telecommunications industry. The ACCC may declare telecommunications services or other services that facilitate the supply of a telecommunications service to be “declared services”. Carriers and CSPs have a qualified right to acquire declared services from other carriers and CSPs.

Carriers and carriage service providers must comply with “standard access obligations”

Unless exempted by the ACCC, carriers and CSPs who supply declared services to themselves or anyone else must comply with “standard access obligations”. They must provide the declared services to carriers, CSPs or content service providers who require them in order to provide telecommunications services or content services to end users.

Telstra Corporation Limited and controlled entities

Competition and Regulation

Services not declared are not subject to regulation under this access regime. Therefore, access to non-declared services is a commercial matter, subject only to the general trade practices law.

Current declared services

The services which have been listed as declared by the ACCC include:

•	originating and terminating access for domestic PSTN and ISDN telecommunications networks;

•	terminating access for GSM and CDMA mobile telecommunications networks;

•	transmission capacity on all routes (except links between mainland capital cities and some routes between capital cities and regional centres) on bandwidths of 2, 4, 6, 8, 34/45, 140/155 or higher Mbps;

•	digital data access service (domestic carriage of data between exchange or other network facilities and customer premises);

•	an unconditioned local loop service using unconditioned copper wire in our customer access network;

•	local PSTN originating and terminating services (which in our view is not materially different from the domestic PSTN originating and terminating access described above);

•	local carriage services (in effect, this is local call resale);

•	analogue cable subscription television broadcast carriage service; and

•	the spectrum sharing service (also known as “line sharing”).

Terms and conditions of access

A carrier or CSP may give the ACCC access undertakings which set forth the terms and conditions on which it will offer to supply declared services. An undertaking only becomes operative if it is accepted by the ACCC. The terms and conditions (including price) of standard access obligations are to be resolved by commercial negotiations. If negotiations fail but an access undertaking (including the relevant terms and conditions) has been provided by the access provider and has been accepted by the ACCC, the access undertaking will apply. If there is no such undertaking, the ACCC may arbitrate the terms and conditions on which the standard access obligation will be met.

Access arbitrations

There is a detailed regime for ACCC arbitration of access disputes. At present, however, there are no arbitrations involving Telstra’s supply of declared services. However, it may be that in the future some of our wholesale customers will seek an arbitrated decision from the ACCC in relation to the terms and conditions of a declared service. The ACCC has wide discretion in access disputes to deal with matters relating to access to the declared service and may terminate an arbitration in certain circumstances. In December 2002, the Commonwealth Government removed merits appeal rights from the ACCC’s final decisions in arbitrations.

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

Telstra Corporation Limited and controlled entities

Competition and Regulation

In January 2003, we lodged access undertakings with the ACCC setting out the prices upon which we are willing to supply the core PSTN services of PSTN interconnect, local call resale and unconditioned local loop services. In November 2003, we lodged revised undertakings for these services. The consultation period for these undertakings finished in March 2004. On 14 October 2004, the ACCC published a draft decision on the core PSTN undertakings in which they indicated that they would conditionally approve the PSTN interconnect and local call resale undertakings, but reject the unconditioned local loop service undertakings. A final decision is expected before the end of 2004.

In October 2003, the ACCC published its determination of its model price and non-price terms of supply of these core services.

In September 2003, we lodged an access undertaking with the ACCC setting out the price at which we are willing to supply the spectrum sharing service. The consultation period for this undertaking finished in March 2004. On 25 June 2004, the ACCC published a draft determination to reject the undertaking. On 27 August 2004, the ACCC released its final decision on the undertaking. In the final report, the ACCC reaffirmed its draft view to reject the undertaking and suggested that the appropriate price for spectrum sharing would be in the range of A$7 — A$9 per service.

Local call resale

The ACCC has stated that for local call resale, it is likely to adopt pricing on the basis of our retail price less “average retail” (or avoidable) costs in any access dispute. Future pricing of local call resale is likely to be determined through the current access undertakings process.

PSTN originating/terminating access

The ACCC has issued final pricing principles for PSTN originating and terminating services based on TSLRIC principles. Future pricing of PSTN access is also likely to be determined through the current access undertakings process.

Mobile terminating access

On 30 June 2004, the ACCC issued a final report on mobile terminating access services. The report recommended that the existing declaration should be varied to include voice services terminating on 3G networks. At the same time, the ACCC decided not to extend the expiry date for the declaration of originating access services. The ACCC also proposed new pricing principles for mobile terminating access which are aimed at generating a gradual reduction in the price of the mobile termination access service to a level that the ACCC believes represents a closer association of price and the best cost measures the ACCC has available to it. The staged adjustment period is proposed to commence on 1 July 2004 and conclude on 1 January 2007. These pricing principles are currently subject to an appeal lodged by another carrier.

PSTN termination to non-dominant carriers

The ACCC has issued final pricing principles for PSTN termination to non-dominant carriers. The ACCC determined that the charges for termination of the non-dominant PSTN networks should be based upon our de-averaged TSLRIC and that no access deficit contribution should be included in the TSLRIC of non-dominant networks. The ACCC also found that where a non-dominant PSTN network has costs significantly lower than those of our TSLRIC, the ACCC may assess whether an argument exists for looking specifically at the TSLRIC of the particular services of the non-dominant PSTN network.

Unconditioned local loop (ULL)

The ACCC has issued final pricing principles for the declared ULL service based on TSLRIC principles. Future pricing of ULL services is also likely to be determined through the current access undertakings process.

Telstra Corporation Limited and controlled entities

Competition and Regulation

Spectrum Sharing Services

The ACCC announced its decision to declare the Spectrum Sharing Service (or “line sharing”) in August 2002. The ACCC’s stated pricing principles for the declared Spectrum Sharing Service are based on TSLRIC principles. Future pricing of Spectrum Sharing Services is also likely to be determined through the current access undertaking process.

Carrier-to-carrier access obligations

Each carrier must provide access on request to other carriers to:

•	its customer cabling and customer equipment and facilities (including lines, towers, ducts and land) in place on 30 June 1991 or installed since that date using statutory powers, if it is reasonable to do so;

•	information relating to the operation of its networks; and

•	its underground ducts and certain of its towers and sites with the aim of ensuring that facilities are colocated on towers and in underground ducts, unless the ACA finds that colocation is not technically feasible.

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

Carrier licences

Carrier licences are issued by the ACA. The annual charge for a carrier licence was reduced as at 1 July 2004 from A$10,000 to less than A$1,000 plus a pro rata revenue-based contribution to industry regulatory costs.

All carriers must, as a condition of their carrier licence, comply with the Telecommunications Act, the Telecommunications (Consumer Protection and Service Standards) Act and the standard access obligations. Any breach of licence conditions is subject to a penalty of up to A$10 million.

The Communications Minister may impose conditions on any carrier licence. The Communications Minister must consult with the carrier before doing so. Our carrier licence currently includes requirements for us to:

•	provide operator and directory assistance services;

•	annually produce, publish and provide an alphabetical telephone directory;

•	establish and maintain the IPND and provide access to the IPND to all CSPs;

•	have in place and report against an approved industry development plan and comply with the plan to the extent it relates to research and development;

•	extend an equivalent mobile service to those areas previously served by the analogue network (we are providing this through our CDMA network);

•	develop, implement and maintain a priority assistance policy and have processes, systems and practices in place to ensure that those customers with a life threatening medical condition can be identified and provided with priority assistance;

•	monitor and publicly report on the reliability of our network in designated geographical areas of Australia and, where necessary, take appropriate action to remediate a customer’s service;

•	provide mobile coverage in selected population centres and on selected highways; and

•	make available the Internet assistance program.

Telstra Corporation Limited and controlled entities

Competition and Regulation

Carriage service provider obligations

A CSP that provides certain basic telecommunications services must provide or arrange for the provision of:

•	itemised billing services;

•	operator services; and

•	directory assistance services to end users.

We must provide operator and directory assistance services to CSPs on request, on terms and conditions commercially negotiated or arbitrated terms and conditions. A CSP must supply information for the IPND.

Powers and immunities

A carrier may enter onto land and exercise any of the following powers:

•	inspect the land to determine whether the land is suitable for the carrier’s purposes;

•	install a facility on the land; and

•	maintain a facility that is situated on the land.

A carrier may only exercise the power to install a facility if:

•	the carrier holds a facility installation permit, which the ACA may only issue subject to stringent conditions;

•	the facility has been determined to be a “low impact facility” by the Communications Minister (for example, specified types of underground conduit and cable); or

•	the facility is a temporary defence facility.

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

Number portability

Number portability allows customers to switch certain services to another CSP but keep the same telephone number.

The ACA numbering plan mandates number portability for some services

The ACA has put in place a numbering plan for Australia. Pursuant to a direction by the ACCC, the plan sets out the following rules:

•	local number portability was operational on a trial basis from November 1999 and fully operational by 1 January 2000 as mandated by the ACA. There are a limited number of specific cases where an exemption has been granted;

•	inbound number portability affecting all 1800, 1300 and One3 numbers became operational on 30 November 2000; and

•	mobile number portability became available from 25 September 2001.

Telstra Corporation Limited and controlled entities

Competition and Regulation

In July 2004, the ACCC directed the ACA to implement premium rate number portability. The ACA is currently consulting with industry on achieving this and a preliminary view will be provided by the ACA later in 2004.

Terms and conditions of supply are negotiated or arbitrated

The terms and conditions on which CSPs supply number portability are set by commercial negotiation or arbitration.

The Communications Minister may make a number portability pricing principles determination that would govern any arbitration. However, no such determination has been made to date. In June 1999, the ACCC issued a paper setting out the local number portability pricing principles that it would be inclined to apply if it were required to arbitrate in relation to terms and conditions for the provision of local number portability. These principles state that each carrier or CSP should bear the costs it incurs in its own network to meet the obligation under the numbering plan to provide local number portability.

Mobile number portability

The ACCC’s final report on mobile number portability pricing principles only allows us to recover from other carriers or CSPs our efficiently incurred transit costs of providing mobile number portability from other carriers or CSPs.

Preselection and override codes

Preselection allows customers, while connected to a CSP, to specify another CSP to provide some telecommunications services. Override codes allow a customer to select a different CSP on a call-by-call basis.

Currently, CSPs must provide for the preselection of one CSP for the following voice calls:

•	national long distance calls;

•	fixed-to-mobile calls;

•	international calls; and

•	some operator services.

An override function for these voice calls must also be provided. The terms and conditions for provision of preselection are as agreed between the CSPs. In the absence of agreement, there is provision for arbitration by an agreed arbitrator or the ACCC.

Interception

Carriers are required by law to help law enforcement agencies in Australia in certain circumstances. Carriers are not expected to provide help without remuneration but they are to neither profit from, nor bear the costs of, providing such help. They must also, unless exempted by the Communications Minister or the agency co-ordinator, ensure that telecommunications services passing over their networks can be intercepted by agencies that hold an interception warrant. This requirement can lead to delay in the launch of particular carriage services until the services are capable of being intercepted.

Universal service and digital data service obligations

As the primary universal service provider, we have an obligation to fulfil the universal service obligation (USO) throughout the whole of Australia. This means that we must ensure that standard telephone services, payphones and any prescribed carriage service (of which none have been prescribed) are reasonably accessible to all people in Australia on an equitable basis, wherever they reside or carry on business.

Telstra Corporation Limited and controlled entities

Competition and Regulation

As part of this obligation, we must make special customer equipment available to people with disabilities and offer interim telephone services in certain circumstances where there will be an extended delay in connecting or repairing a fault with a standard telephone service.

We are also a digital data service provider and have an obligation to fulfill the digital data service obligation (DDSO) throughout the whole of Australia. This requires us to ensure that all people in Australia have reasonable access to a digital data service with a data speed broadly equivalent to 64kbps. We fulfill the DDSO through the supply of ISDN services (a General Digital Data Service (GDDS)), to which at least 96% of the Australian population have access, and through the supply of BigPond™ satellite 1 way services (a Special Digital Data Service (SDDS)) for the remainder of the population.

In our roles as the primary universal service provider and digital data service provider, we are required to submit plans to the ACA and the Communications Minister for their approval which set out how we will progressively fulfil the USO and DDSO throughout Australia. Our approved USO Policy Statement, USO Standard Marketing Plan and Digital Data Service Plans are available from our web site at www.telstra.com.au/universalservice and www.telstra.com.au/corporate/ddsp.htm.

The Communications Minister may determine a system to select carriers to be the primary universal service providers or regional universal service provider for all or some universal services for particular years.

The net losses that result from supplying loss-making services and from facilitating the satellite subsidy for SDDSs in the course of fulfilling the USO and DDSO are required to be shared among all carriers and any CSPs determined by the Communications Minister (none have been determined). The Telecommunications (Consumer Protection and Service Standards) Act 1999 (Cwth) provides that a universal service provider’s net universal service cost, as assessed by the ACA, is to be shared amongst the universal service provider and other participating carriers on a basis proportional to the eligible revenue of each carrier.

For this purpose, the ACA assesses levy debits (required contributions to recognised USO costs) of other participating carriers, thereby requiring them to make payments into a universal service reserve from which payments are ultimately made to the universal service provider equal to the amount of its corresponding levy credit.

However, current legislation does not ensure that the costs we incur in providing the USO are fully recognised and properly funded by all industry participants. In accordance with the current legislation, the Telecommunications Laws Amendment (Universal Service Cap) Act 1999 (Cwth), the Communications Minister determines the net USO costs. These amounts are usually significantly less than our own assessment of the USO costs. The other participating carriers are required to pay us contributions based on the ACA assessments of their eligible annual revenue. The Communications Minister has also exercised the power to determine the cost of the USO for up to three years in advance — a previous Communications Minister has determined costs for fiscal 2004 as A$231.7 million and fiscal 2005 as A$211.3 million. The net USO costs for subsequent years have not been determined as yet.

As the primary universal service provider, we receive no contribution from other carriers for any non-recognised USO costs.

The Commonwealth Department of Communications, Information Technology and the Arts (DCITA) reviewed the USO and customer service guarantee regime and the Communications Minister tabled a report in Parliament on 17 June 2004 proposing changes to the USO funding arrangements. The recommendation for USO funding in the report is for the USO costs to be simplified and for Telstra to meet the USO legacy costs associated with legacy telephone services. However, the Government announced at the time of the release of this report that it does not intend to change the broad legislative framework governing USO costing and funding.

Telstra Corporation Limited and controlled entities

Competition and Regulation

Customer service guarantee (CSG)

At the direction of the Communications Minister, the ACA has made mandatory standards for CSPs (including Telstra) in relation to the provision and repair of standard telephone services and the keeping of customer appointments associated with these activities.

These customer service standards have been in effect since 1 January 1998. A revised CSG Standard came into effect in July 2000 which clarified that the new standard only applied to eligible customers with five or less standard telephone services and tightened some connection and restoration timeframes.

In accordance with the CSG Standard:

•	we will connect a new standard telephone service within timeframes that range between two working days (where a telephone service has recently been working at the new premises and can be automatically re-connected) and a maximum of 20 working days (where new Telstra network infrastructure has to be provided). The actual timeframe may also be dependant upon whether the CSG customer is located in an urban, rural or remote location; and

•	we will repair a CSG service in set timeframes according to the customer’s location, which is either one, two or three full working days for customers located in urban, rural and remote areas respectively.

As from 1 January 2003, we reduced our connection timeframes in minor rural and remote locations where Telstra infrastructure does not exist from 6 months to 20 working days.

The damages payable under the CSG Standard include:

•	for a missed appointment, A$12 for a residential or charity customer and A$20 for a business customer; and

•	for a delayed connection or repair, A$12 for a residential customer and A$20 for a business customer for each working day of delay up to five working days and A$40 per working day of delay after that.

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

The Communications Minister issued a draft direction in June 2003 to amend the CSG Standard and sought comments from industry. A report prepared by DCITA following the USO and CSG review, which was tabled in Parliament by the Communications Minister on 17 June 2004, recommended no major amendments to the CSG Standard.

Priority Assistance

The Communications Minister made an amendment to our carrier licence conditions in May 2002 requiring Telstra to implement arrangements for maximising service continuity to priority customers. As part of these arrangements, we have developed and implemented and must maintain a documented priority assistance policy and have processes, systems and practices in place to ensure that priority customers can be identified and provided with priority assistance in accordance with our priority assistance for individuals policy.

Telstra Corporation Limited and controlled entities

Competition and Regulation

The Communications Minister approved our policy on 17 June 2002. The policy aims to provide eligible residential customers, who have a diagnosed life-threatening medical condition with a high risk of rapid deterioration and whose life may be at risk without access to a fully operational phone service, with the highest level of service practicably available at the time on the connection and repair of standard telephone services. Telstra customers need to substantiate their eligibility or the eligibility of someone else residing at their premises, with certification from a medical practitioner or an authorised person.

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

As part of our licence condition, we must undertake a communications strategy to generate public awareness and advise customers of priority assistance. As at 30 June 2004, we had approximately 105,000 customers with priority assistance status.

Network Reliability Framework

The Network Reliability Framework (NRF) is an outcome of the Telecommunications Service Inquiry (Besley Inquiry) which was conducted during 2000.

The NRF was introduced through an amendment to our carrier licence conditions, which took effect from 1 January 2003, and embraces CSG telephone services only –generally, those telephone services that are provided to customers with five or less standard telephone services.

The NRF is a compliance and reporting framework that aims to improve the reliability of our network at three different levels:

•	Level 1 - 44 geographical areas throughout Australia, which are based on our work regions. We are required to provide a monthly report to the ACA on the percentage of CSG services with no faults and the average percentage of service availability for each geographical area. This information is also made publicly available on our web site at www.telstra.com.au/servicereports;

•	Level 2 - the exchange service area (ESA) level, of which there are approximately 5,000 throughout Australia. We are required to provide monthly reports to the ACA of those ESAs where a pre- determined number of CSG services (which is dependent upon the total number of CSG services in the ESA) have had one or more faults in each of the two preceding calendar months. The ACA can request further information from us regarding the performance of a particular ESA and may seek to have remedial action undertaken to reduce the incidence of faults in a particular ESA; and

•	Level 3 - the individual service level. We are required to take reasonable action to prevent a CSG service from experiencing four or more faults in a rolling 60 day period or experiencing five or more faults in a year. Where either of these thresholds is breached, we are required to investigate the reason for the breach, undertake such remediation as is necessary and report the contravention to the ACA.

The NRF adds to the range of consumer safeguards already in place, for example the USO, CSG Standard and priority assistance.

Telstra Corporation Limited and controlled entities

Competition and Regulation

Supply terms and conditions

Under a determination made by the ACA, since March 2000 CSPs that formulate a standard form of agreement relating to the supply to an ordinary customer of designated goods and services have been required to provide customers with concise summaries of the terms and conditions on which customers acquire their goods and services. We provide these summaries to existing and new customers.

Hong Kong Telecommunications Regulatory Information

We own 50% of REACH which, through its wholly owned subsidiaries including REACH Networks Hong Kong Ltd (REACH Networks), conducts a wholesale connectivity business from Hong Kong. REACH Networks operates a network for the carriage of traffic to and from Hong Kong.

We also own CSL which conducts a cellular mobile business in Hong Kong. CSL holds a Public Radiocommunication Service licence which covers the establishment, maintenance and operation of a cellular network in Hong Kong. CSL also holds a 3G mobile services licence.

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

The Telecommunications Authority (TA) is the principal telecommunications regulator in Hong Kong and is responsible for administering the Telecommunications Ordinance. The Office of the Telecommunications Authority (OFTA) was established in 1993 as an independent Government department and its key functions are to assist the TA in administering and enforcing the provisions of the Telecommunications Ordinance. The TA’s powers include:

•	issuing licences;

•	making rules and determinations in relation to the provision of telecommunications network services by licensees, including setting interconnection charges on particular routes;

•	requiring a licensee to comply with the terms of its licence and any applicable legislation; and

•	suspending or revoking licences as enforcement measures or for the protection of the public interest.

Competition provisions

The telecommunications market in Hong Kong is almost fully liberalised and is now one of the most competitive markets in the world. Unlike many countries, Hong Kong does not have a general competition law. Anti-competitive behaviour is regulated through industry specific legislation as well as in various licence conditions.

The Telecommunications (Amendment) Ordinance 2003 (Ordinance) was passed in July 2003 by the Legislative Council of the Hong Kong Special Administrative Region and came into force on 9 July 2004. The purpose of the Ordinance is to regulate merger activity in some aspects of the telecommunications industry through empowering the TA to issue binding directions to carrier licensees when certain changes in the ownership of, or the control of, a carrier licensee occur which, in the TA’s opinion, have or are likely to have the effect of substantially lessening competition in a telecommunications market. Guidelines on how the

Telstra Corporation Limited and controlled entities

Competition and Regulation

Ordinance is to be enforced were published by the TA in May 2004, following two rounds of public consultation in which Telstra and CSL participated.

Second Generation (2G) licence renewal process

The TA is currently conducting a consultation process on proposals for the renewal of existing 2G mobile licences held by Hong Kong’s mobile carriers which are due to expire in the period from July 2005 until September 2006.

In its most recent consultation document, the TA has proposed that existing GSM and Personal Communication Service (PCS) licensees (of which CSL is one) be entitled to a right of first refusal in respect of new licences granted in existing 2G frequency spectrum in order to maintain continuity of service to mobile subscribers and provide a stable investment environment for existing operators. The TA has also proposed that this right of first refusal not be extended to existing Time Division Multiple Access (TDMA) and CDMA licensees.

CSL holds a licence to TDMA spectrum, but has progressively been migrating its subscriber base out of TDMA with a reduction in subscriber numbers from 140,000 to 30,000 between 2000 and 2003. The OFTA proposes to make the CDMA and TDMA spectrum available in part for a new licensee which would likely, on the basis of the current TA proposals, be a CDMA2000 3G mobile data operator. The TA has emphasised that the matter is still subject to consultation and Telstra and CSL have participated in the most recent round of consultation which closed on 19 June 2004.

New Zealand Telecommunications Regulatory Information

TelstraClear, our wholly owned subsidiary, is the second largest full service carrier in New Zealand. Below is a brief outline of the New Zealand telecommunications regulatory regime.

Telecommunications Act 2001

Throughout the 1990s, the telecommunications sector in New Zealand was subject to a “light-handed” regulatory regime. Unlike most other OECD countries, no industry-specific regulatory authority was established in New Zealand to regulate and monitor telecommunications competition and to promote efficient and sustainable entry. This light-handed approach came to an end with the introduction of the Telecommunications Act 2001.

The Telecommunications Act 2001 provides the principal framework for the regulation of telecommunications in New Zealand and grants a telecommunications sector-specific regulatory role to the New Zealand Commerce Commission (Commission). Under the Telecommunications Act 2001, the Commission’s functions are to:

•	make determinations on disputes between the access seeker and the access provider over access obligations of designated and specified services and also on price in the case of designated services;

•	determine the net cost and apportionment (amongst industry players) of Telecommunications Service Obligations and monitor the Telecommunications Service Provider’s (currently Telecom) compliance with its Telecommunications Service Obligations (broadly, a USO);

•	recommend to the Minister the desirability of regulating additional services where considered necessary; and

•	propose and approve telecommunications access codes relating to designated and specified services for the telecommunications industry.

Telstra Corporation Limited and controlled entities

Competition and Regulation

Determinations by the Commission under the Telecommunications Act 2001

The Commission has made determinations under the Telecommunications Act 2001 for TelstraClear in relation to an interim price for residential resale (made on 14 June 2004) and wholesaling (made on 12 May 2003). The Commission has also made a draft determination in relation to wholesaling for CallPlus.

The Commission has made two interim price determinations for interconnection between Telecom and TelstraClear’s PSTN network and for wholesale (resale) of a range of Telecom’s business retail services. Telecom and TelstraClear have both sought final price determinations and these are proceeding.

The Commission has also decided to determine the apportionment of costs in implementing local and mobile number portability in response to a joint application (from TelstraClear, WorldxChange, CallPlus, Compass and iHug).

The Commission has recommended, and the New Zealand Government has accepted, that unbundled bitstream should become a designated service. In addition, in June 2004, the Commission began an investigation into whether mobile termination should become a designated service.

Competition Provisions

The Commerce Act 1986 is New Zealand’s generic competition legislation outlawing anti-competitive conduct in all industries and is enforceable by the Commission and by market participants.

Telstra Corporation Limited and controlled entities

Operating and Financial Review and Prospects

The following discussion should be read in conjunction with the annual consolidated financial statements, including the notes to those financial statements, which are included with this annual report. These financial statements have been prepared in accordance with Generally Accepted Accounting Principles in Australia (AGAAP), which differs in certain respects from Generally Accepted Accounting Principles in the United States (USGAAP). A discussion of the principal differences between AGAAP and USGAAP as they relate to us and a reconciliation of the net income and shareholders’ equity to USGAAP, is provided in note 30 to our financial statements.

This section includes statements of future expectations and forward-looking statements that are based on management’s current views and assumptions, and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those in the forward-looking statements. A discussion of some of the principal risks that could affect our business is presented in this annual report under the heading “Key information - Risk factors”. Also refer to “Key information - Cautionary statement regarding forward-looking statements”.

In this section, we refer to our fiscal years ended 30 June 2004, 30 June 2003 and 30 June 2002 as fiscal 2004, fiscal 2003 and fiscal 2002 respectively. We have referred to the three fiscal years ended 30 June 2004 as the “three-year period”.

Overview of key factors affecting our business and financial performance

During the three-year period, we have increased our revenues from mobile telecommunications, and application and content services. We continue to focus on maximising traditional revenues as a customer service driven organisation, while managing the new areas of telecommunications in wireless data and broadband access applications, and content. We are also continuing to implement operational changes to improve our productivity and operating efficiency.

Most of our revenues are generated from basic access, fixed and mobile call charges, specialised data, Internet and IP Solutions, advertising and directories services and intercarrier services. Our controlled entities (excluding revenue from our subsidiary, Sensis) contributed 7.2% of our total sales revenue in fiscal 2004, 8.2% in fiscal 2003 and 9.0% in fiscal 2002. This is primarily attributable to our operations in Hong Kong and New Zealand, which mainly generate revenues from the mobiles market and from full integrated services respectively.

We are focussing on three areas as opportunities to increase our revenues:

•	Domestic operations: Growth in our revenue from this market has been limited by competition. This market remains our main focus and is the most significant part of our Company, providing us with the cash flow to continue to invest and develop our business. We continue to drive our revenue and customer service in this area by:

•	offering a broad range of product packages that include traditional products packaged with new products;

•	re-balancing our prices to reduce per call charges, while increasing basic access fees, allowable within current price control rules which are under review;

•	providing high speed Internet access products;

•	continuing to increase the number of mobile service users; and

•	providing more products on our mobile networks.

Telstra Corporation Limited and controlled entities

Operating and Financial Review and Prospects

We expect our Internet and IP Solutions portfolio to continue its strong expansion. This market is in a growth phase and we are succeeding through aggressive pricing strategies. As at 30 June 2004, we have signed approximately 803,000 broadband Internet customers and on 18 October 2004, we announced that we had achieved our target of 1 million broadband Internet customers.

We also aim to continue strengthening our position in the managed services and information and communication technology market. On 19 July 2004, we acquired 100% of the share capital of KAZ. This acquisition expands our IT services capability, complementing our core strength in telecommunications. Additionally, in fiscal 2004, we secured one of the largest telecommunications managed service deals in Australian history, following a major airline’s decision to award us a 7 year contract to manage all of its voice, desktop and network managed services.

•	Applications and content: We have continued to grow our White Pages® and Yellow Pages® OnLine directory businesses. As telecommunications, computing and media technologies converge, we intend to focus on enhancing our capabilities to provide new and innovative application and content services and to expand further into these converged markets. We intend to enhance our capabilities across a number of content services, access, and delivery technologies to position ourselves to take advantage of opportunities in these new markets as they unfold.

On 5 March 2004, our advertising and directories business, Sensis, acquired 100% of the share capital of Trading Post (Australia) Holdings Pty Ltd and its controlled entities (Trading Post Group), a market leader in Australian classified advertising. This strategic acquisition is intended to create a strong presence in Australia’s fastest growing advertising market - local print and online advertising.

•	International operations: We will focus on improving returns from our current international investments in CSL, TelstraClear and REACH.

During the three-year period, we have devoted substantial capital to upgrade our telecommunications networks, eliminate components that were no longer useful and improve the systems used to operate our networks. In addition to our ongoing capital expenditure, we continued the rollout of CDMA 1xRTT, which is a 100% upgrade of our existing CDMA mobile network to provide high speed wireless data services.

During the three-year period, we have focussed on our operating efficiency. Our efforts have included:

•	streamlining our systems and processes, including the consolidation of our implementation of the Six Sigma process improvement techniques;

•	improving work practices; and

•	systematically reviewing our cost structures and the way we deliver service to our customers.

These initiatives have allowed us to achieve cost efficiencies in many areas, while at the same time improving customer services. They have also resulted in a significant reduction in the number of full-time employees.

During the three-year period, we reduced the number of our domestic full-time employees from 44,874 as at 30 June 2001 to 36,159 as at 30 June 2004. Domestic full-time employees do not include employees in our offshore entities or part-time and casual employees, but include expatriate staff in overseas controlled entities. We refer to the total of our domestic and offshore full-time, casual and part-time equivalent employees as full-time employees and equivalents. During the three-year period, full-time employees and equivalents reduced from 48,317 as at 30 June 2001 to 41,941 as at 30 June 2004. The number of full-time employees and equivalents as at 30 June 2004 included 598 employees of the Trading Post Group. The

Telstra Corporation Limited and controlled entities

Operating and Financial Review and Prospects

redundancy expense we incurred in connection with this reduction in employees was A$170 million in fiscal 2004, A$281 million in fiscal 2003 and A$289 million in fiscal 2002.

We are committed to continuing our review of areas of the business where cost efficiencies can be gained, while simultaneously maintaining or improving customer service. Opportunities to achieve this include:

•	obtaining better value from our capital expenditure;

•	rationalising our various IT and network platforms;

•	improving network efficiency; and

•	managing total labour costs more efficiently.

Our business transformation program has identified cost reductions through a range of Company wide productivity initiatives and significant process improvements. In conjunction with our focus on operating cost efficiencies and other cost initiatives, we planned that we will significantly reduce our costs over three fiscal years, commencing 1 July 2003. The Next Generation Cost Reduction (NGCR III) program is one such initiative, which we expect will deliver cost benefits to our results in fiscal 2005 and subsequent reporting periods.

On 24 November 2003, we completed an off-market share buy-back of 238,241,174 ordinary shares as part of our ongoing capital management program. The Commonwealth Government did not participate in the share buy-back and as a result its shareholding increased from 50.1% before the buy-back to 51.0%. In total, 1.85% of our total issued ordinary shares, or 3.71% of our non-Commonwealth owned ordinary shares, were bought back. The cost of the share buy-back comprised the purchase consideration of A$1,001 million and associated transaction costs of A$8 million. The share buy-back has improved our earnings per share and has not prejudiced the ability of the Company to take advantage of profitable investment opportunities if they arise.

Our major international investments held during the three-year period relate to CSL, TelstraClear and REACH. Details of our acquisitions are available under “International business ventures”. CSL has continued to perform well despite significant price competition in the Hong Kong mobile market, including a mobile price war. In fiscal 2004, CSL revenues decreased as a result of the price competition, however the decline in revenues was offset by cost reductions. TelstraClear is the second largest full service carrier in New Zealand. This investment has demonstrated revenue growth in fiscal 2004, and while it is currently in a loss position, margins are improving and the business is continuing to focus on achieving operational efficiencies and growth.

REACH has been operating in a difficult environment and the industry is expected to remain challenging for a period of time, mainly due to aggressive pricing and over supply of capacity. In fiscal 2004, we and our joint venture partner, PCCW, agreed with REACH’s banking syndicate to buy REACH’s US$1,200 million term loan facility for US$311 million, resulting in a complete release of their obligations to the banking syndicate. Our share of the loan is US$155.5 million. We have fully provided for the amount of the loan as at 30 June 2004, on the basis that REACH is not in a financial position to repay the loan plus accrued interest in the medium term. This buy-out provides REACH with greater flexibility and a more viable capital structure. The focus remains for REACH to become fully competitive and earnings positive. In fiscal 2003, we wrote down our investment in REACH by A$965 million to nil due to the competitive environment in which it operates, with excess capacity and continued falling Internet and data prices.

Telstra Corporation Limited and controlled entities

Operating and Financial Review and Prospects

Outlook

We expect our financial results in fiscal 2005 and future years to be impacted by the following principal factors:

•	continuing changes to our competitive environment, as competition intensifies and our regulators review the applicable laws and regulations to continue opening the markets in which we compete;

•	actions taken by our regulators and by the Commonwealth Government to control our prices and mandate services that we are required to provide;

•	our ability to introduce new value added products and services to compensate for lower prices and volumes in our traditional product lines;

•	the ongoing results of our investments in CSL, TelstraClear and REACH;

•	our ongoing efforts to control our costs and improve productivity; and

•	economic conditions globally and in Australia.

Throughout the three-year period, the Commonwealth Government has reiterated its commitment to the sale of the Commonwealth’s remaining shares in Telstra. The full privatisation of Telstra will depend upon the passing of appropriate legislation through Parliament. If approved and implemented, the full privatisation of Telstra would be expected to reduce current restrictions, such as our ability to raise equity capital and to use our equity for acquisition opportunities. See “The Commonwealth as shareholder” under “Major shareholders and related parties” for further information.

Through our revenue growth and expense containment initiatives, we expect to maintain strong cash flows from our operating activities. We expect that we will fund planned ongoing operational capital requirements in our networks and systems through our operating cash flows.

On 4 August 2004, we announced the signing of a heads of agreement to establish a 50/50 joint venture with H3GA, a subsidiary of Huchison Telecommunications (Australia) Limited, to jointly own and operate H3GA’s existing 3G radio access network and fund future network development. The arrangement is subject to due diligence, consent from the ACCC and final approval of the arrangement by the boards of both companies. Under this agreement, the H3GA radio access network is proposed to become the core asset of the joint venture. In return for 50% ownership of the asset, it is proposed that we will pay H3GA A$450 million under a fixed payment schedule in four instalments beginning in November 2004. It is expected that this agreement will accelerate customers’ access to leading mobile services, opening opportunities for new revenues. In addition, it is expected to provide significant savings in 3G network construction capital expenditure and operating expenses, such as site rental and maintenance.

Our traditional revenues are continually being substituted by wireless, high bandwidth Internet, IP telephony, web and managed services, and emerging applications and content services revenues. As a result, we expect our investment in new platforms and technologies to align with the growth drivers of these emerging areas while maintaining, and optimising, the performance and returns from our existing networks and products.

Improving the quality of customer service remains our key priority, as higher levels of customer service are being demanded by our customers. Our aim is to at least maintain market share and improve financial returns. We expect future cash flows from operations to remain strong.

Telstra Corporation Limited and controlled entities

Operating and Financial Review and Prospects

Accordingly, we have adopted the following capital management policies from fiscal 2005:

•	declaration of ordinary dividends of around 80% of net profit after income tax expense (before any unusual items such as write downs of assets and investments); and

•	the return of A$1,500 million to shareholders each year until fiscal 2007 through special dividends and/or share buy-backs, subject to maintaining our target statement of financial position ratios.

On 12 August 2004, the directors disclosed the intention to pay a fully franked special dividend of 6 cents per share (approximately A$750 million), as part of the interim dividend in fiscal 2005, and the intention to undertake an off-market share buy-back to a maximum of A$750 million, which will be completed by the end of November 2004. The special dividend and share buy-back are in accordance with our capital management program. The financial effect of the special dividend and share buy-back will be reflected in the financial statements in fiscal 2005.

On 25 August 2004, we acquired 100% of the issued share capital of PSINet UK Limited (PSINet) for A$127 million. PSINet is a leading provider of e-business infrastructure solutions and corporate IP based communication services. This acquisition will boost our offshore services supporting Australian and global multinational corporations overseas.

We will continue to focus on our existing Australian, New Zealand and Asian operations, and global services to our multinational customers. After appropriate capital expenditure and capital returns to shareholders, we expect that we will have sufficient remaining capacity to support well targeted acquisitions of moderate scale that satisfy strict financial criteria.

Competitive and regulatory environment

Refer to the “Competition and regulation” section of the annual report for information regarding the competitive and regulatory environments in which we operate.

Application of critical accounting policies

Our consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Australia. Our significant accounting policies are more fully described in note 1 to our financial statements. The preparation of our financial statements requires management to make estimates and judgements that affect the reported amounts of assets, liabilities, revenues and expenses and the disclosure of off balance sheet arrangements, including contingent liabilities. We continually evaluate our estimates and judgements, including those related to investments, intangible assets, capitalisation of costs, property plant and equipment, software assets developed for internal use, receivables and provisions. We base our estimates and judgements on historical experience, various other assumptions we believe to be reasonable under the circumstances and, where appropriate, practices adopted by international telecommunications companies. This forms the basis for making judgements about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates in the event that the scenario on which our assumptions are based proves to be different.

Our accounting policies have been developed over many years as the telecommunications industry and Generally Accepted Accounting Principles or “GAAP” have evolved. As our financial statements are prepared under AGAAP, our accounting policies are necessarily compliant with all aspects of AGAAP.

In developing accounting policies, in addition to AGAAP requirements, we also consider telecommunications industry practice in other countries. Further to this, where there is no conflict with AGAAP, we also align our accounting policies with USGAAP. This reduces the number of AGAAP/USGAAP reconciliation differences required to be adjusted in note 30 to our financial statements.

Telstra Corporation Limited and controlled entities

Operating and Financial Review and Prospects

In all material respects, our accounting policies are applied consistently across the Telstra Group of companies. To the extent that the accounting policies of entities we account for under the equity accounting method differ materially from ours, adjustments are made to the results of those entities to align them with our accounting policies. The critical accounting policies discussed below apply to all segments of the Company.

The following are the critical accounting policies we have applied in producing our AGAAP financial statements:

Carrying value of investments, goodwill and other intangibles

We assess the carrying value of our investments in controlled entities, associates, partnerships and other investments, including acquired goodwill and other intangible assets, for impairment semi-annually. Our assessments vary depending on the nature of the particular investment concerned and generally include methodologies such as discounted cash flow analysis, review of comparable revenue or earnings multiples, or in the case of listed investments, monitoring of market share prices. These methodologies rely on factors such as forecasts of future operating performance, long term growth rates in the business, and the selection of appropriate market determined, risk adjusted, discount rates.

If these forecasts and assumptions prove to be incorrect or circumstances change, we may be required to write down the carrying value of our investments and intangibles. In applying our assessments, we have not written down significant amounts of investments, goodwill and other intangible assets during the three-year period, except for the write down of our joint venture investment, REACH, by A$965 million in fiscal 2003. This investment was written down due to strong competition and excess capacity in the market that adversely impacted the profitability of REACH and therefore the recoverability of our investment.

The carrying value of our investments in joint venture entities, associated entities and other listed and unlisted entities was A$120 million at 30 June 2004, A$255 million at 30 June 2003 and A$1,302 million at 30 June 2002. The carrying amount has reduced over the three-year period due to the recognition of our share of net losses from equity accounted investments and the disposal of certain entities. In addition, the significant reduction in the value of our investments in fiscal 2003 reflects the write down of our investment in REACH and Australian Japan Cable Holdings Limited (AJC) of A$965 million and A$24 million respectively.

The carrying value of goodwill was A$2,104 million at 30 June 2004, A$2,018 million at 30 June 2003 and A$2,063 million at 30 June 2002. On initial acquisition, and at each subsequent reporting date, we assess the useful life of goodwill and other intangible assets as part of our assessment of the carrying value of the investments. The increase in the carrying value of goodwill in fiscal 2004 was due to the acquisition of the Trading Post Group.

The carrying value of our patents, trademarks and licences, brand names, customer bases and mastheads was A$1,501 million at 30 June 2004, A$1,146 million at 30 June 2003 and A$1,358 million at 30 June 2002. These intangible assets, with the exception of the 3G spectrum license and the mastheads, are amortised on a straight-line basis over the period of expected benefit. The 3G spectrum license, amounting to A$302 million, has been held since 22 March 2001 and is not yet being amortised. Amortisation of this license will commence as soon as the first customer is connected or within 5 years from date of payment of the license fee, whichever is sooner. The mastheads, amounting to A$448 million, were acquired as part of our acquisition of the Trading Post Group during the current year. The mastheads have been assessed as having an indefinite life and are not amortised, however the carrying value will be re-assessed at each reporting date.

Telstra Corporation Limited and controlled entities

Operating and Financial Review and Prospects

Based on our most recent assessment of recoverable amount, we believe that as at 30 June 2004 our investments and intangible assets are recoverable at the amounts at which they are stated in our financial statements.

Capitalisation of costs

When we incur costs, we classify them as either operating expenses or capital costs. We expense operating expenses to the statement of financial performance as they are incurred. We only capitalise costs where we consider that they will generate future economic benefits. Capital costs are recorded as assets and shown in our statement of financial position based on the asset class considered most appropriate to those costs. Management judgement is used in determining costs to be capitalised in relation to the following major asset categories:

•	Deferred expenditure

We defer expenditure where it is probable that the future benefits embodied in the particular asset will eventuate and can be reliably measured. Otherwise the expenditure is expensed as incurred. We amortise deferred expenditure over the average period in which the related benefits are expected to be realised. Expenditure is not deferred if it only relates to revenue that has already been recorded. Each year we also review expenditure deferred in previous periods to determine the amount, if any, that is no longer recoverable. The amount of deferred expenditure that is no longer recoverable is written off as an expense in the statement of financial performance. A substantial portion of our deferred expenditure relate to costs deferred under SAB 104 “Revenue recognition”. These costs directly relates to the deferred revenue associated with basic access connection costs and are taken to the statement of financial performance in line with the release of revenue as earned. Our deferred expenditure after amortisation, including deferred mobile handset subsidies, was A$894 million at 30 June 2004, A$796 million at 30 June 2003 and A$819 million at 30 June 2002.

•	Capitalisation of software assets developed for internal use

We capitalise direct costs associated with the development of network and business software for internal use where we regard the success of a project to be probable. Management applies judgement to assess this probability.

We capitalise costs, such as external direct costs of materials and services consumed, payroll and direct payroll-related costs for employees associated with a project, and borrowing costs incurred while developing the software.

Our capitalised software assets for internal use, after amortisation, were A$1,923 million at 30 June 2004, A$2,001 million at 30 June 2003 and A$1,804 million at 30 June 2002. Where an incorrect assessment has been made about the probability of the success of a project, we may be required to write down the value of the software assets we have recorded. The recoverability of capitalised software assets is assessed semi-annually at each reporting date.

•	Indirect overheads and borrowing costs related to construction activities

The cost of our constructed property, plant and equipment includes purchased materials, direct labour, direct and indirect overheads and borrowing costs. Indirect overhead costs are generally attributable to the construction of assets, but can only be allocated to specific projects on an arbitrary basis, as they do not usually vary with construction activity volumes. Examples of indirect overhead costs include planning and design of construction projects and the management of construction contracts.

Telstra Corporation Limited and controlled entities

Operating and Financial Review and Prospects

Where a part of a business unit consists of a work force whose role is predominantly the management, design and construction of communication assets, then all indirect overhead costs associated with the operations and management of that work force are allocated to the projects undertaken by them. Where some projects undertaken by an organisational area do not relate to capital projects, indirect overhead costs are only allocated to capital projects based on the proportion that capital projects make up the total costs of that organisational area. The remaining costs of that work force are expensed as incurred.

Borrowing costs are capitalised on all assets constructed up to the point of completion of construction. We do not specifically borrow to fund construction of assets due to the constant nature of our construction process. As a result, the allocation of borrowing costs to these assets is general and does not reflect funds specifically borrowed for each asset.

Refer to “Critical accounting policies applied in our USGAAP reconciliation” for discussion on amounts capitalised under USGAAP which have not been historically capitalised under AGAAP.

Carrying value and depreciation of property, plant and equipment assets and software assets developed for internal use

Property, plant and equipment assets made up 65% of our total assets in fiscal 2004, 65% in fiscal 2003 and 61% in fiscal 2002. We therefore consider our accounting policies around the carrying value and depreciation of these assets to be critical. We have adopted the cost basis of recording our property, plant and equipment, rather than the fair value basis. Land and buildings are subject to a valuation for disclosure purposes at least every three years or earlier if required, except properties that are on a disposal program which are subject to valuation every year.

We assess the recoverable amounts of our property, plant and equipment semi-annually, based on expected future net cash flows discounted to present value. Where assets can be shown to be working together to generate net cash flows, this assessment is performed over the group of assets rather than individually. When considering this assessment, we exclude the broadband network asset, as we do not consider the broadband HFC network to be integrated with the rest of our telecommunications infrastructure. If our estimates of future cash flows prove to be incorrect we may be required to write down our assets in the future. In applying this policy, we have not written down significant amounts of property, plant and equipment assets during the three-year period.

In addition, we assess the appropriateness of the service lives of our property, plant and equipment assets on an annual basis. This assessment includes a comparison against our service life estimates and international trends for other telecommunications companies. In relation to communications assets, this assessment includes a determination of when the asset may be superseded technologically. We use an “end date lifing” methodology where we believe technologies will be replaced by a certain date. Assets are grouped into classes based on technologies when making the assessments of useful lives. The review of service lives is carried out prior to commencement of each new financial year. If our assessments of useful lives prove to be incorrect we may incur either higher or lower depreciation charges in the future or, in certain circumstances, be required to write down these assets.

Software developed for internal use is an exception to the above annual revision of service lives. With reference to global industry practice it was judged that for administrative simplicity, internally developed software would, on average, have a useful life of 6 years in fiscal 2004, 6 years in fiscal 2003 and 5 years in fiscal 2002. In fiscal 2003, the weighted average useful life increased to 6 years due to a reassessment of useful lives for some major software assets. The increase in average useful life resulted in the amortisation of these assets being spread over a longer duration, decreasing our yearly amortisation charge in the

Telstra Corporation Limited and controlled entities

Operating and Financial Review and Prospects

statement of financial performance. However, this decrease has been offset by our growth in capitalised software assets resulting in an overall increase in amortisation expense for these assets.

Valuation of receivables

We maintain provisions for doubtful debts based on an estimate of the inability of our customers to pay amounts due to us for services rendered to them. These provisions are based on historical trends and management’s assessment of general economic conditions. A provision for doubtful debts is raised when it is considered there is a credit risk, insolvency risk or incapacity to pay a legally recoverable debt. If the financial condition of our customers deteriorates, these provisions may not be sufficient and may lead to an increase in bad and doubtful debt expenses. We have no reason to believe that the provisions we have raised will not sufficiently cover bad debts arising out of the receivables we currently have on hand.

Our provision for doubtful debts was A$196 million at 30 June 2004, A$199 million at 30 June 2003 and A$221 million at 30 June 2002. Trade debtors before any provision for doubtful debts were A$2,459 million at 30 June 2004, A$2,436 million at 30 June 2003 and A$2,535 million at 30 June 2002.

Provisions

Our provision for employee benefits predominantly relates to the provisions for annual leave and long service leave entitlements. Our calculation of annual leave entitlements is based on remuneration rates expected to be paid when the obligation is settled. We determine the accrual for annual leave entitlements using estimated remuneration rates at the time leave is expected to be settled or taken. We accrue for long service leave entitlements not expected to be paid or settled within 1 year of balance date at present values of the future amounts expected to be paid. The calculation is actuarially determined based on estimated projected increases in wage and salary rates over an average of 10 years and the probability of employees reaching their long service leave entitlement. We apply the weighted average government bond rate for the 1 year period ended on the reporting date as the discount rate. This approach was taken to limit the impact of volatility in government bond rates experienced in recent times. Our provision for employee benefits was A$871 million at 30 June 2004, A$851 million at 30 June 2003 and A$945 million at 30 June 2002.

We self-insure for workers’ compensation liabilities. A provision is taken up for the present value of the estimated liability, based on an actuarial review of the liability. This review includes an assessment of actual accidents and estimated claims incurred but not yet reported. Our provision for workers’ compensation was A$216 million at 30 June 2004, A$236 million at 30 June 2003 and A$270 million at 30 June 2002.

Critical accounting policies applied in our USGAAP reconciliation

We disclose our AGAAP/USGAAP reconciliation differences in detail in note 30 to our financial statements. The adjustments that we believe have the most significant impact on the USGAAP reconciliation are as follows:

Capitalisation of indirect overheads and borrowing costs before 1 July 1996 for property, plant and equipment

Under AGAAP we did not capitalise indirect overheads and borrowing costs prior to 1 July 1996. However, under USGAAP we were required to retrospectively reflect the policy as if we had always capitalised indirect overheads and borrowing costs. This involved the use of estimation techniques and the reconstructing of records as far back as 1980. Due to the fact that we used estimation techniques to reconstruct the balances, the actual balance may have been greater or less than the adjustment calculated. This impacts the addition to property, plant and equipment adjustment made each fiscal year and the resulting annual amortisation expense.

Telstra Corporation Limited and controlled entities

Operating and Financial Review and Prospects

Property, plant and equipment with a net book value of A$567 million at 30 June 2004, A$659 million at 30 June 2003 and A$826 million at 30 June 2002 has been capitalised for USGAAP purposes, which was not capitalised under AGAAP. Additional depreciation and disposals have also been recorded of A$92 million in fiscal 2004, A$167 million in fiscal 2003 and A$168 million in fiscal 2002 as a result of this difference.

Defined benefit plan prepaid pension asset and retirement benefit gain/(loss)

We engage an actuary to assist in the determination of our prepaid pension asset and retirement benefit gain/(loss) under USGAAP. There is no requirement under AGAAP to recognise these assets or movements. The following are the main assumptions used to calculate the adjustment:

•	discount rate;

•	rate of increase on salary levels; and

•	expected long term rate of return on assets.

These assumptions have a significant impact on the calculations and adjustments made and are disclosed in note 30(f) to our financial statements.

As at 30 June 2004, the net pension asset recognised under USGAAP was A$253 million, compared with A$4,217 million at 30 June 2003 and A$4,087 million at 30 June 2002. The reduction in the net pension asset recognised at 30 June 2004 was mainly due to the settlement of obligations under the Commonwealth Superannuation Scheme (CSS). The CSS is a defined benefit scheme for Commonwealth Public Sector employees. Under the CSS, we were responsible for funding all employer financed benefits that arose from 1 July 1975 for our employees who were members.

The settlement of the CSS by the Commonwealth on 17 June 2004 resulted in a total loss of A$3,870 million being recognised in the statement of financial performance in fiscal 2004 under USGAAP. This loss comprised the recognition of previously unrecognised actuarial losses of A$2,725 million and a loss on settlement of A$1,145 million. The unrecognised actuarial losses represent the balance of accumulated losses in relation to the CSS which have arisen as a result of applying the “corridor approach” permitted by SFAS 87: “Employers’ Accounting for Pensions”. For USGAAP purposes, settlement of the CSS obligations by the Commonwealth has crystallised the actuarial losses. The loss on settlement of A$1,145 million represents the net pension surplus of A$765 million in the statement of financial position as at 30 June 2003 under USGAAP and an increase in the surplus of A$380 million in the period from 30 June 2003 to the settlement date. These amounts were not recovered as part of the A$3,125 million received from the Commonwealth as these amounts were based on an actuarial review obtained at 30 June 2000 as required for USGAAP reporting. The payment of A$3,125 million was based on a ministerial determination made in June 1997.

Refer to “Off balance sheet arrangements” for further details on the settlement of the CSS.

Use of Telstra applicable yield curves for the purposes of calculating the fair value of our derivative financial instruments

We are not currently required to recognise the fair value of our derivative financial instruments in the statement of financial position for AGAAP. Under USGAAP, we are required to recognise the fair value of our derivative financial instruments in the statement of financial position. We calculate fair value using a market adjusted yield curve to take into consideration the cost of funding for Telstra. We adjust the base curves to reflect our borrowing margin. Our borrowing margin for each currency and maturity are derived from secondary market trading levels of our bonds issued in domestic and offshore markets. Where our bonds are not widely traded, the borrowing margin is derived using advice from market dealers who are

Telstra Corporation Limited and controlled entities

Operating and Financial Review and Prospects

close to the market and can estimate the level at which we could currently borrow. If market yield curves were applied which did not adjust for our borrowing margin, this would result in different fair values being recognised.

The adjustment to the statement of financial position under USGAAP to recognise the fair value of our forward foreign currency contracts, interest rate swaps and cross currency interest rate swaps (along with the foreign currency borrowing) was an increase to net assets in fiscal 2004 of A$269 million, a decrease to net assets in fiscal 2003 of A$405 million and an increase to net assets in fiscal 2002 of A$6 million. Refer to note 30(m) to our financial statements for further information.

Changes in accounting policies

In fiscal 2004, Australian Accounting Standard AASB 1047: “Disclosing the Impacts of Adopting Australian Equivalents to International Financial Reporting Standards” was introduced. This standard requires us to explain how our transition to international financial reporting standards (IFRS) is being managed and to provide a narrative explanation of the key differences in accounting policies that are expected to arise from adoption of Australian equivalents of IFRS.

We have established a formal IFRS project team to manage the convergence process and to ensure we are prepared to report under IFRS, as adopted by the Australian Accounting Standards Board, for the half-year ending 31 December 2005 and full year ending 30 June 2006. The IFRS project team is monitored by a governance committee comprising senior members of management, and reports regularly to the Audit Committee on the progress towards adoption.

The planning and technical evaluation phases of the IFRS project have largely been completed, and we are well advanced in determining the impact of adopting IFRS. We expect the impact analysis phase to be completed during fiscal 2005, enabling us to effectively manage the implementation of changes required ahead of its application date.

The following areas have been identified as significant in terms of level of activity to substantiate the impact on our financial report and/or the potential transitional adjustment:

•	share based payments;

•	income taxes;

•	employee benefits;

•	changes in foreign exchange rates;

•	borrowing costs;

•	investments in associates;

•	intangible assets; and

•	financial instruments.

Refer to note 1.4 to our financial statements for further details regarding our management of the convergence to IFRS and explanation of key differences in accounting policies expected to arise on adoption of Australian equivalents of IFRS.

In fiscal 2003, Australian Accounting Standard AASB 1012: “Foreign Currency Translation” was revised. Under this revised standard, we now separately report cross currency swaps designated as hedges of our foreign denominated borrowings as financial assets and financial liabilities. Previously the swap balance was reported as part of borrowings. This change reflects the fact that the swap contracts, although

Telstra Corporation Limited and controlled entities

Operating and Financial Review and Prospects

specifically hedging our borrowings, are made with different counterparties and as such are separate financial assets and liabilities in their own right. The individual swap contracts are still netted where the right of set-off legally applies.

This change in accounting policy has no impact on our statement of financial performance or our net asset position. As at 30 June 2004, we reported cross currency swap assets of A$406 million and cross currency swap liabilities of A$410 million, compared with A$283 million and A$426 million respectively as at 30 June 2003. Previously, these balances would have been reported as a net liability of A$4 million as at 30 June 2004 and A$143 million as at 30 June 2003.

In fiscal 2003, Australian Accounting Standard AASB 1044: “Provisions, Contingent Liabilities and Contingent Assets” was introduced. Under this new standard, a provision for dividend can no longer be raised at balance date if the dividend is declared after that date. As a result, we changed our accounting policy to reflect this position and we now provide for a dividend in the period in which it is declared. There has been no change in the timing of dividends declared by the directors and we will continue to make a public announcement of the dividend after balance date.

When the declaration date is after balance date but before completion of the financial report, we disclose the dividend as an event occurring after balance date. The transitional provisions of this standard required a write-back of the provision raised as at 30 June 2002 to opening retained profits in fiscal 2003. The effect of the revised policy was to increase consolidated retained profits and decrease provisions at the beginning of fiscal 2003 by A$1,415 million. No adjustment was required to the year ended 30 June 2002 statement of financial performance, statement of financial position or cash flows.

Further information regarding the changes in our accounting policies is provided in note 1.2 to our financial statements.

Results of operations

Table 1 – Results of operations

	Year ended 30 June
	2004		2003		2002		2004/2003	2003/2002
	(in $millions)						(% change)
Sales revenue		20,737		20,495		20,196	1.2	1.5
Other revenue (excluding interest revenue)		543		1,121		606	(51.6)	85.0

Total operating revenue (excluding interest revenue)		21,280		21,616		20,802	(1.6)	3.9
Operating expenses (excluding borrowing costs, depreciation and amortisation)		11,027		11,421		11,238	(3.4)	1.6
Share of net loss from joint venture entities and associated entities		78		1,025		81	(92.4)	1,165.4

Earnings before interest, income tax expense, depreciation and amortisation (EBITDA) (1)		10,175		9,170		9,483	11.0	(3.3)
Depreciation and amortisation		3,615		3,447		3,267	4.9	5.5

Earnings before interest and income tax expense (EBIT) (1)		6,560		5,723		6,216	14.6	(7.9)
Net borrowing costs		712		795		770	(10.4)	3.2

Profit before income tax expense		5,848		4,928		5,446	18.7	(9.5)
Income tax expense		1,731		1,534		1,796	12.8	(14.6)

Net profit		4,117		3,394		3,650	21.3	(7.0)
Outside equity interests in net loss		1		35		11	(97.1)	218.2

Net profit available to Telstra Entity shareholders	A$	4,118	A$	3,429	A$	3,661	20.1	(6.3)

Telstra Corporation Limited and controlled entities

Operating and Financial Review and Prospects

(1)	Earnings before interest, income tax expense, depreciation and amortisation (EBITDA) reflects our net profit prior to including the effect of interest revenue, borrowing costs, income taxes, depreciation and amortisation. We believe that EBITDA is a relevant and useful financial measure used by management to measure the Company’s operating profit. Our management uses EBITDA, in combination with other financial measures, primarily to evaluate the Company’s operating performance before financing costs, income tax and non-cash capital related expenses. In consideration of the capital intensive nature of our business, EBITDA is a useful supplement to net income in understanding cash flows generated from operations that are available for payment of income taxes, debt service and capital expenditure. In addition, we believe EBITDA is useful to investors because analysts and other members of the investment community largely view EBITDA as a key and widely recognised measure of operating performance. EBITDA is not a USGAAP measure of income or cash flow from operations and should not be considered as an alternative to net income as an indication of our financial performance or as an alternative to cash flow from operating activities as a measure of our liquidity. Earnings before interest and income tax expense (EBIT) is a similar measure to EBITDA, but takes into account the effect of depreciation and amortisation.

Over the three-year period our operating results were impacted by a number of significant items, which have given rise to movements in the overall net profit. These items include:

•	on 17 June 2004, Telstra and PCCW bought out a loan facility previously owed to a banking syndicate by REACH and its controlled entity, Reach Finance Limited. Our share of the payment in relation to this acquisition amounted to US$155.5 million. At 30 June 2004, we provided for the non recoverability of the debt, amounting to A$226 million, as we consider that REACH will not be in a position to repay the amount in the medium term. Refer to “Related parties transactions” for further details;

•	on 28 August 2003, we sold our 22.6% shareholding in our associated entity IBM Global Services Australia Limited (IBMGSA). Proceeds from the sale of this investment amounted to A$154 million, resulting in a profit before income tax expense of A$149 million. As part of this disposal, we modified a 10 year IT service contract with IBMGSA that resulted in an expense of A$130 million being recognised in the statement of financial performance and the removal of A$1,596 million of expenditure commitments disclosed as at 30 June 2003. The sale of this investment and the modification to our IT services contract was completed to enhance the flexibility of our options in the future. The net impact on our profit before income tax expense of this transaction was a profit of A$19 million ($58 million after taking into account income tax benefits) in fiscal 2004;

•	on 21 February 2003, we wrote down our investment in REACH, resulting in an increase to our share of net loss from joint venture entities and associated entities of A$965 million in fiscal 2003. The write down occurred due to the impact of the competitive environment in which REACH operates, with excess capacity and falling Internet and data prices. Refer to “International business ventures” for more detail;

•	on 1 August 2002, we sold a number of office properties which contributed gross proceeds of A$570 million and resulted in a profit before income tax expense of A$131 million (A$90 million after income tax expense) in fiscal 2003. In addition, we entered into operating leases totalling A$518 million in relation to these properties. See “Contractual obligations and commercial commitments” for further detail;

•	during fiscal 2003, Australian legislation was enacted which enabled the Telstra Entity and its Australian resident wholly owned entities to be treated as a single entity for income tax purposes. The Telstra Entity, as the head entity in this tax consolidated group, adopted this legislation from 1 July 2002. On formation of the group, the Telstra Entity was able to elect to reset the tax values of a subsidiary member under certain allocation rules. The reset of tax values resulted in a tax benefit of A$201 million being recognised in fiscal 2003 and subsequent analysis resulted in an additional benefit of A$58 million being recognised in fiscal 2004. Refer to note 4 to our financial statements and “Income tax expense” section for further discussion;

Telstra Corporation Limited and controlled entities

Operating and Financial Review and Prospects

•	on 28 June 2002, we increased our share of CSL to 100%. The transaction involved our acquisition of the remaining 40% interest in CSL that we did not previously own and the issue of a US$190 million mandatorily converting secured note by PCCW, in exchange for the redemption of the US$750 million convertible note previously issued by PCCW. Prior to redemption, we valued this convertible note on a yield to maturity basis at US$750 million and adjusted the value in our financial statements accordingly. The reduction in value of the note of A$96 million was expensed in fiscal 2002; and

•	on 12 December 2001, we increased our ownership interest in TelstraSaturn Limited (TelstraSaturn) and began consolidating its results. At the same time TelstraSaturn acquired CLEAR Communications Limited (CLEAR Communications) and its name was changed to TelstraClear. The consolidated net loss before taxation in relation to TelstraClear for the 7 months ended 30 June 2002 was A$110 million, with an equity accounted share of TelstraSaturn’s loss for the 5 months to December 2001 of A$75 million, including A$48 million in relation to our share of restructuring costs. TelstraClear generated a loss before and after tax of A$123 in fiscal 2003 and A$1 million in fiscal 2004 (including Telstra consolidation adjustments).

Telephony products have historically generated most of our operating profit and have been more profitable than our non-telephony products such as data and Internet services. Our data and Internet revenues increased over the three-year period due to the growth in Internet and IP Solutions services, which has been partly offset by the softer market in ISDN and specialised data services.

Under the USO regime, we are required to deliver the Standard Telephone Service (STS) to all people, wherever they reside or carry on business, and meet a SDDSO. We are required to provide these services in areas and to customers that are uneconomic and which would not be provided without the USO. Despite the significant costs involved in providing service in much of rural and remote Australia, the Government has limited the amounts we can charge customers for these services and this adversely impacts our overall profitability. Under the USO, this shortfall is to be funded by participants in the telecommunications industry, including Telstra, although currently only licensed carriers make contributions. The Government has limited the contributions we may receive from the other participants towards the net cost of providing the USO and SDDSO. See “Competition and regulation - Regulation” for more detail.

As competition has intensified during the three-year period, the volume of telecommunications services purchased in Australia has increased and the range of products and services offered has continued to expand. We have greater opportunity to grow wholesale revenue by providing services to other carriers and CSPs. However, we expect to continue to lose market share in some of our retail markets as a result of increasing competition.

Operating revenue

In the following discussion, we analyse revenue for each of our major products and services. The principal areas of strong operating revenue growth over the three-year period were:

•	basic access;

•	fixed to mobile;

•	mobiles;

•	Internet and IP Solutions; and

•	advertising and directories.

Over the three-year period, we have continued our program of price re-balancing that commenced in fiscal 2000. As part of this program, we increased basic access charges and reduced local, national and

Telstra Corporation Limited and controlled entities

Operating and Financial Review and Prospects

international long distance call charges. At the same time, competition has continued to intensify and we have lost market share in some of our retail products as a result. Over the three-year period, we have seen a continued shift in growth from our traditional retail operations to areas such as mobiles, and emerging application and content services.

We expect that there will be continued competitive pressure in some of our traditional product areas, as competition becomes more intense in the future. This is reflected in our overall sales revenues showing relatively moderate growth over the three-year period. However, the volume of telecommunications services purchased in Australia has increased and the range of products and services offered continues to expand. We expect our operating revenue to continue to benefit from this growth.

Table 2 - Operating revenue by product and service category, including the percentage of total operating revenue contributed by each product and service category

	Year ended 30 June
	2004			2003			2002
	(in millions, except percentage of revenue)
	$		%(2)	$		%(2)	$		%(2)
PSTN products
Basic access		3,237	15		3,083	14		2,879	14
Local calls		1,504	7		1,567	7		1,643	8
PSTN value added services		259	1		280	1		262	1
National long distance calls		1,121	5		1,162	6		1,216	6
Fixed to mobile		1,597	8		1,517	7		1,419	7
International direct		266	1		307	1		336	2

		7,984	37		7,916	36		7,755	38
Mobile
Mobile services		3,455	17		3,227	15		3,242	15
Mobile handsets		352	2		386	2		226	1

		3,807	19		3,613	17		3,468	16
Data and Internet services
Specialised data		1,018	5		1,053	5		1,051	5
ISDN (access and calls)		927	4		951	4		1,037	5
Internet and IP Solutions		1,010	5		817	4		606	3

		2,955	14		2,821	13		2,694	13
Other products and services
Advertising and directories		1,351	6		1,217	6		1,135	5
Intercarrier services		1,138	5		1,155	5		1,123	5
Inbound calling products		476	2		494	2		562	3
Solutions management		489	2		487	2		478	2
Various controlled entities		1,494	7		1,678	8		1,826	9
Other sales and services		1,043	5		1,114	6		1,155	6

Total sales revenue		20,737	97		20,495	95		20,196	97

Other revenue (1) (excluding interest income)		543	3		1,121	5		606	3

Total operating revenue (excluding interest income)	A$	21,280	100	A$	21,616	100	A$	20,802	100

(1)	Other revenue includes miscellaneous revenue and revenue from sale of assets and investments. Refer table 18. Interest revenue is included in net borrowing costs. Refer table 25.

(2)	Represents the percentage of total operating revenue contributed by each product and service category.

Telstra Corporation Limited and controlled entities

Operating and Financial Review and Prospects

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

We are actively promoting alternative access services that are faster and have more capabilities than our basic access service. As more of our customers purchase these alternative services, operating revenue will continue to move from one category to another. For example, as our customers continue to switch from buying basic access services to buying other forms of access services, such as ADSL, operating revenue from some customers will shift from the basic access category to the data and Internet services category.

The rates we charge our customers are subject to regulated price caps

The rates we charge our retail customers for most of our telephony products are subject to price controls. These controls impose caps based on annual increases in the consumer price index (CPI) for the previous year less, in some cases, a specified percentage. The retail price controls that apply from fiscal 2003 to fiscal 2005 include a cap of CPI plus 4% for line rental and CPI less 4.5% on a group of local calls, long distance calls, international calls and fixed to mobile calls. In addition, as we reduce our average local call prices in areas where competition exists or is likely to exist, we are required by regulation to reduce local call prices in other areas of Australia in the following year. Our local call prices in all areas of Australia must not exceed the current A$0.22 (GST included) per call price cap, except for calls from payphones which are capped at A$0.40 (GST included) per call, or calls in a plan for which the line rental is lower than standard.

In recent years we have reduced prices for a number of our products and services ahead of the rate of reduction required under the regulations.

Amendments to the price control regulations in fiscal 2000 allowed us to re-balance line rental and calling charges, which we have been implementing since. We have continued the introduction of a number of calling plan options during the three-year period aimed at creating options to suit different customer segments.

The existing price control regulations are currently under review. The Communications Minister has asked the ACCC to undertake an inquiry into the price arrangements, which will apply from 1 July 2005. The ACCC has announced that a draft report will be available by the end of October 2004, with their final report available by 31 January 2005.

If so, a new ministerial determination outlining this new price control regime will be issued. Subject to parliamentary approval, the new regulations will come into effect on 1 July 2005. We are actively engaged in the review process.

Basic access

Our basic access revenue includes monthly rental fees, installation charges and connection charges, from telephone service connections between a customer’s premises and our PSTN network. It excludes our internal charges to calling products for the use of our network. Basic access revenues are affected by:

•	housing growth;

•	general economic conditions;

•	competition;

•	demand for telephone services and additional lines;

Telstra Corporation Limited and controlled entities

Operating and Financial Review and Prospects

•	customers moving to our other higher value access services, such as ISDN, ADSL and mobiles; and

•	pricing changes.

Table 3 - Basic access

	Year ended 30 June
	2004		2003		2002		2004/2003	2003/2002
	(in millions)						(% change)
Retail		2,717		2,669		2,520	1.8	5.9
Domestic wholesale		520		414		359	25.6	15.3

Basic access revenue	A$	3,237	A$	3,083	A$	2,879	5.0	7.1

Basic access lines in service at year end (1)
Residential		5.96		6.20		6.41	(3.9)	(3.3)
Business		2.57		2.71		2.81	(5.2)	(3.6)

		8.53		8.91		9.22	(4.3)	(3.4)
Domestic wholesale		1.84		1.55		1.32	18.7	17.4

Total access lines in service		10.37		10.46		10.54	(0.9)	(0.8)

Note: statistical data represents management’s best estimates.

(1)	Excludes advanced access services, such as ISDN services.

Our operating revenue from basic access services increased in both the retail and domestic wholesale markets over the three-year period, primarily as a result of access price re-balancing, first introduced in fiscal 2000. The rise in our basic access fees was generally offset by price reductions in local, national long distance and international calls.

Under our basic access pricing structure, we have a range of access and calling pricing packages to give our retail residential and business customers’ choice in the plan they select, along with a range of reward options. These pricing packages are reviewed regularly to reflect the changing needs of customers. For the most part, wholesale customers receive the pricing plan which only incorporates the basic telephone service with local call rates excluding long distance and fixed to mobile calls (with the “business” and “residential” differentiation still applying). At different times, a variety of promotions and different pricing options are also offered to encourage our customers to connect additional lines.

Our operating revenue from basic access services was also affected by competition during the three-year period. These competitive forces have resulted in a shift from retail to wholesale access lines. Over the three-year period, the number of residential and business basic access lines decreased due to strong competition and migration to alternative products such as ISDN, broadband and mobiles. Domestic wholesale basic access lines in service grew, reflecting the increased penetration of our competitors in the basic access market.

During the three-year period, basic access revenue for retail operations expanded primarily due to increases in basic access prices, partly offset in fiscal 2004 by pensioner discounts applied to basic access charges after these discounts were removed from PSTN calling products in March 2003. Our domestic wholesale revenue also increased over the three-year period reflecting a rise in the number of access lines in service as well as price increases.

Telstra Corporation Limited and controlled entities

Operating and Financial Review and Prospects

During the three-year period, we introduced various basic access packages, which had a positive effect on revenue growth in this area, despite an overall decrease in basic access lines in service. Some of these price initiatives included:

•	a range of fixed line price changes from June 2004 which we will benefit from in the upcoming fiscal year. This included a rise in customer access prices for residential plans, and the introduction of a new rewards program for customers with multiple eligible services;

•	increases in existing Telstra HomeLine™ access prices and Telstra BusinessLine™ access prices from July 2003;

•	increases in existing Telstra BusinessLine™ customer access prices from February 2002; and

•	increases in Telstra HomeLine™ access prices and Telstra BusinessLine customer access prices from September 2001.

We believe our focus on bundling of products encourages customers to review their choices and either stay with us as their sole service provider or come back into our retail base of customers. In May 2004, we introduced our new T-time Reward Options that provide customer rewards such as free local calls and free text messages, for those Homeline Plus™ customers with multiple eligible services.

Local calls (including PSTN value added services)

Our local call revenue comes from our local call charges and from billable value added services such as voicemail, call waiting, call forwarding, call conferencing and our call return feature. For the most part we charge for local calls without a time limit. Our operating revenue from local calls generally varies with changing economic conditions, the number of basic access lines in service, customer choice of product and price changes. Our local call revenue is also affected by customers moving from our basic access service to our enhanced access services, such as ISDN, and increasing their use of Internet services. It is also impacted by customers migrating to mobile and fixed to mobile calling.

Table 4 - Local calls (included PSTN value added services)

	Year ended 30 June
	2004		2003		2002		2004/2003	2003/2002
	(in millions)						(% change)
Local call revenue
Retail		1,263		1,348		1,412	(6.3)	(4.5)
Domestic wholesale		241		219		231	10.0	(5.2)

		1,504		1,567		1,643	(4.0)	(4.6)
PSTN value added services
Retail		221		247		231	(10.5)	6.9
Domestic wholesale		38		33		31	15.2	6.5

		259		280		262	(7.5)	6.9

Total local call revenue	A$	1,763	A$	1,847	A$	1,905	(4.5)	(3.0)

Number of local calls		9,397		9,794		10,269	(4.1)	(4.6)

Note: statistical data represents management’s best estimates.

Retail revenue for local calls over the three-year period has been negatively affected by price decreases, primarily as a result of price re-balancing between our products. In addition, competition through local call resale has also contributed to a decrease in our revenues, partly offset by an increase in domestic wholesale

Telstra Corporation Limited and controlled entities

Operating and Financial Review and Prospects

revenue. Over the three-year period we have decreased local call prices as an offset to higher basic access fees. In fiscal 2004, we offered a certain amount of free local calls for those eligible customers as part of a program called T-time Reward Options. In fiscal 2003, regular local call charges were reduced from 22 cents to 20 cents for Telstra Homeline™ customers. These price reductions have been partly offset by the transfer of pensioner discounts to basic access in March 2003 and the removal of reduced rate neighbourhood calls for Telstra BusinessLine™ Complete, Telstra Homeline™ Complete and Telstra Homeline™ Plus customers in fiscal 2003.

Generally call volumes have continued to fall over the three-year period, reflecting the impact of customers migrating to other products, such as mobiles, fixed to mobile, Internet and ISDN products. This is highlighted by the fact that SIO decreased by only 0.9% over fiscal 2004 and 0.8% over fiscal 2003, while the number of local calls made dropped by 4.1% over fiscal 2004 and 4.6% over fiscal 2003.

Our revenue from PSTN value added services decreased in fiscal 2004 primarily due to a decline in revenue from MessageBank® usage that resulted from the migration of customers to our free product offering Telstra Home Message 101™, as well as a price reduction in this product in May 2003. In addition, call return usage has steadily declined following recent campaigns focussing on new product offerings such as Call 1# Feature Assistance™ and Telstra Home Message 101™.

Our revenue from PSTN value added services increased in fiscal 2003 compared with fiscal 2002 mainly due to growth in revenues from services such as call return and call number display. Call return allows customers to listen to the number of their last unanswered call, and call number display enables customers to see the number of the caller on a display screen on their telephone handset. In fiscal 2003, growth in revenue was due to the expanded usage of these products in addition to an increase in subscription costs (single or package) during that financial year. In addition, there was greater growth than expected in SIO on packages in fiscal 2003 due to emphasis of these products in sales and promotional activities.

National long distance calls

Our operating revenue from national long distance consists of revenue from national long distance calls made from our PSTN network to a fixed network.

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

Telstra Corporation Limited and controlled entities

Operating and Financial Review and Prospects

Table 5 - National long distance calls

	Year ended 30 June
	2004		2003		2002		2004/2003	2003/2002
	(in millions)						(% change)
Retail		1,113		1,156		1,208	(3.7)	(4.3)
Domestic wholesale		8		6		8	33.3	(25.0)

National long distance call revenue	A$	1,121	A$	1,162	A$	1,216	(3.5)	(4.4)

National long distance minutes (1)		8,520		9,161		9,170	(7.0)	(0.1)

Note: statistical data represents management’s best estimates

(1)	Includes national long distance minutes from our PSTN and independently operated payphones to Australian fixed telephones. Excludes minutes related to calls from non-PSTN networks, such as ISDN, VPN and FaxStream® services.

Our operating revenue from national long distance calls declined during the three-year period, primarily due to:

•	capping of prices for some national long distance calls. Capped call prices decreased in each of the last three fiscal years, which was partially offset by an increase in the long distance call connection cost;

•	increased take up of re-balanced packages with capped calls by customers;

•	increased levels of pensioner discounts offered, offset in fiscal 2004 by the transfer of this discount to basic access;

•	loss of customers through increased competition in the local call market, as customers who change their provider for local call services tend to select the same provider for long distance services; and

•	customers using alternative products, such as fixed to mobile, mobiles, Internet and ISDN.

The 7.0% decline over fiscal 2004 in national long distance minutes was also adversely impacted by shorter call durations and the cessation of the “1c Saturday” promotion where calls to long distance locations were capped at 1 cent per minute. This promotion had expanded minutes of use in fiscal 2003.

To address competition, we continue to introduce competitively priced packages. However, with the continued strong growth of mobiles in the Australian market, we expect national long distance call revenue to continue to be negatively impacted by customer migration to fixed to mobile, mobiles, Internet and ISDN products.

Fixed to mobile

Our fixed to mobile revenue is generated by calls originating on our fixed networks and terminating on any mobile network. We generally charge for fixed to mobile calls based on time of day and mobile carrier but packages are also offered on a capped price basis. Our operating revenue for fixed to mobile calls is approximately evenly split between business and residential customers. The growth of the Australian mobile telecommunication market has driven revenue expansion in this product category.

Telstra Corporation Limited and controlled entities

Operating and Financial Review and Prospects

Table 6 - Fixed to mobile

	Year ended 30 June
	2004		2003		2002		2004/2003	2003/2002
	(in millions)						(% change)
Retail		1,576		1,501		1,401	5.0	7.1
Domestic wholesale		21		16		18	31.3	(11.1)

Fixed to mobile revenue	A$	1,597	A$	1,517	A$	1,419	5.3	6.9

Fixed to mobile minutes		4,226		3,944		3,691	7.2	6.9

Note: statistical data represents management’s best estimates

On 1 October 1999, fixed to mobile preselection was introduced, whereby the CSP selected by a customer for national long distance calls automatically became the customer’s provider for fixed to mobile calls.

Over the three-year period, our fixed to mobile revenue showed solid growth largely due to the continued rise in the number of mobile services in the Australian market, increased minutes in use and higher call connection rates. Minutes of use grew by 7.2% over fiscal 2004 and 6.9% over fiscal 2003, reflecting the growth in the mobiles market. This growth has been partly offset by reduced per minute prices for fixed to mobile calls and lower capped calling.

Fixed to mobile revenue may be negatively affected if we lose market share in local calls. This is because customers will generally choose the same carriage service provider for fixed to mobile and national long distance calls as they do for local calls.

International direct

Our operating revenue from international direct included operating revenue we generated from:

•	international calls made from Australia to a destination outside Australia (outbound); and

•	operator-assisted international calls.

Our operating revenue from international outgoing calls is largely driven by general economic conditions, customer perceptions about the cost and value of our service, and competition, promotion and advertising.

Table 7 - International direct

	Year ended 30 June
	2004		2003		2002		2004/2003	2003/2002
	(in millions)						(% change)
International direct revenue	A$	266	A$	307	A$	336	(13.4)	(8.6)

International direct minutes (1)		651		740		781	(12.0)	(5.2)

Note: statistical data represents management’s best estimates.

(1)	International direct outgoing minutes for international settlement purposes also include international outgoing minutes from mobile telephone service, ISDN and public payphones operated by us.

Our revenue from international telephone services continued to decline over the three-year period principally as a result of competitive pricing pressures and the migration of customers to other products. This migration to other products such as aggressively priced prepaid calling cards (a significant contributing

Telstra Corporation Limited and controlled entities

Operating and Financial Review and Prospects

factor in the decline in minutes in fiscal 2004), ISDN, Internet and mobiles (a significant contributing factor in the decline in minutes in fiscal 2003) adversely affected our outgoing volumes.

In fiscal 2004, the yield has declined as a result of further capped call usage and an increase in discount plans offered, offset by the removal of pensioner discounts from calling products and a call connection rate increase in May 2003. In fiscal 2003 compared with fiscal 2002, the yield declined due to the increased use of offerings such as 0018 Free -½ hour and 10 minute capped calls under Homeline re-balancing initiatives that were first introduced in September 2001. This decline was partly offset by call connection rate rises in August 2002 and September 2001.

Our various packages, such as HomeLine™ Plus, were introduced as part of our price re-balancing strategy and to meet the above competitive pressures. These packages encourage our customers to stay with us and provide them with options to select pricing structures that suit their telephony spending patterns. These packages have significantly reduced our calling rates for some international countries, and consequently our outbound international revenue decreased over the three-year period.

Mobiles

The mobile telecommunications market has continued its strong growth during the three-year period, stimulated by the introduction of low access fee plans and the increasing popularity of prepaid offerings. However, the rate of market growth has declined and the global mobile industry is now maturing. Voice traffic remains the core of the business and with competition intensifying, technology will become a source of differentiation and competitive advantage. Further growth is expected to be achieved through SMS usage and improvement in customer retention.

In fiscal 2000, we rolled out our mobile network with national coverage based on digital technology known as CDMA. This CDMA network complements our existing GSM digital network and provides coverage in all areas previously covered by our analogue network. CDMA now has a substantial base of retail customers, as well as resale customers. New customers are increasingly connecting to our CDMA network and it continues to be one of the fastest growing areas of our mobiles business.

In fiscal 2003, we launched Australia’s first 3G mobile network that is based on 1xRTT into selected areas of our CDMA network that provides high speed data capability. We also launched Telstra Mobile Loop® on 1xRTT to customers, which features downloadable games and ringtones, e-mail access and picture messaging. In fiscal 2004, we commenced the rollout of 1xRTT across the balance of the CDMA1x network to provide high speed wireless data services across the complete CDMA coverage footprint.

Telstra Corporation Limited and controlled entities

Operating and Financial Review and Prospects

Table 8 - Mobiles

	Year ended 30 June
	2004		2003		2002		2004/2003	2003/2002
	(in millions)						(% change)
Access fees and call charges		2,649		2,570		2,734	3.1	(6.0)
Value added services:
International roaming		174		153		143	13.7	7.0
Mobile MessageBank®		178		166		149	7.2	11.4
Mobile data		454		338		216	34.3	56.5

Total value added services		806		657		508	22.7	29.3
Mobile services revenue		3,455		3,227		3,242	7.1	(0.5)
Mobile handset sales		352		386		226	(8.8)	70.8

Mobiles revenue (1)	A$	3,807	A$	3,613	A$	3,468	5.4	4.2

Mobile voice telephone minutes (2)		6,145		5,255		4,853	16.9	8.3
Number of SMS sent		1,903		1,413		1,011	34.7	39.8

	(in thousands)
Mobile SIO: (5)
GSM	6,653	5,812	5,346	14.5	8.7
CDMA	951	757	596	25.6	27.0

Total mobile SIO	7,604	6,569	5,942	15.8	10.6

Prepaid mobile SIO	3,102	2,288	1,880	35.6	21.7
Postpaid mobile SIO	4,502	4,281	4,062	5.2	5.4

Total mobile SIO	7,604	6,569	5,942	15.8	10.6

Deactivation rate (6)	17.1%	18.4%	14.7%	(1.3)	3.7

	(in A$ per SIO)
Average revenue per user per month (3)	40.62	42.99	48.60	(5.5)	(11.5)
Average prepaid revenue per user per month (3) (4)	13.84	13.78	10.05	0.4	37.1
Average postpaid revenue per user per month (3)	57.05	57.59	63.16	(0.9)	(8.8)
Average mobile data revenue per SIO per month	5.34	4.51	3.24	18.4	39.2

Note: statistical data represents management’s best estimates.

(1)	Excludes revenue from:

•	call termination charges, including calls from our fixed network which we categorise as fixed to mobile;

•	resale of GSM and CDMA services to other carriers, which is recognised as intercarrier services revenue; and

•	CSL which we recognise within various controlled entities revenue. See table 16.

(2)	Includes all calls made from mobile telephones including long distance and international call revenue included in these categories, excludes data, MessageBank®, international roaming and CSL.

(3)	Average revenue per user per month is calculated using average SIO and includes mobile data and MessageBank ® revenues.

(4)	Based on mobile services revenue for fiscal 2004 and fiscal 2003 and on voice only revenue for fiscal 2002. Average prepaid revenue per user per month based on mobile service revenues (excluding international roaming) is A$13.01 for fiscal 2002.

(5)	Excludes CSL SIO and includes the impact of the deactivation policy change to standard recharge period. Refer following footnote for details.

(6)	Deactivations have been impacted by the recharge period for prepaid services being extended to six months in line with general market position. This change has resulted in the continuation of approximately 202,000 prepaid services that would have been deactivated under the previous contract terms. Deactivation rate excludes transfers of account names, services between Telstra’s GSM and CDMA networks, and services between prepaid and postpaid categories.

Telstra Corporation Limited and controlled entities

Operating and Financial Review and Prospects

Mobile services revenue increased during the three-year period, principally due to continuing strong growth in the number of mobile telephone customers and minutes of use. During the three-year period, mobiles revenue growth was also supported by strong increases in value added services such as:

•	international roaming, due to increased volumes particularly during fiscal 2004 coinciding with Rugby World Cup, and following the recovery in international travel after the SARS outbreak and other world events;

•	increased usage of SMS, reported under mobile data, due to expanding customer awareness and ease of use, partly offset in fiscal 2004 by a rise in various discounting promotions such as Telstra Rewards; and

•	growth in CDMA service usage in response to marketing campaigns and new program offers.

Access fees and call charges grew by 3.1% in fiscal 2004 due to the addition of 814,000 prepaid and 221,000 postpaid SIO, in conjunction with an increase in voice telephone minutes of 16.9%. This growth was partly offset by an increase in loyalty bonuses and increased discounting due to Telstra Rewards offers such as free family calls credits. In fiscal 2003, access and call charges declined by 6.0% compared with fiscal 2002 despite the growth in prepaid and postpaid SIO, and voice telephone minutes. This decline was driven by customers utilising the value of their included calls to a greater extent than other fiscal years and the replacement of handset subsidies with the introduction of loyalty bonuses in January 2002. In addition, there was a decline in early termination charges as this charge was waived for those customers switching from subsidised contracts to handsets purchased outright.

Revenue from MessageBank®, our voice message service, has increased over the three-year period. In fiscal 2004, MessageBank® revenue grew by 7.2% resulting from an increase in the amount of MessageBank® minutes, partly offset by lower retrieval charges. In fiscal 2003, retrieval charges were not changed when compared with fiscal 2002, but the number of SIO with MessageBank® activated grew, resulting in the 11.4% increase in MessageBank® revenue in fiscal 2003.

Revenue from handset sales decreased by 8.8% over fiscal 2004, largely attributable to growth in the number of mobile users moving to lower cost prepaid handsets. Revenue from handset sales increased by 70.8% compared to fiscal 2002, as during fiscal 2003, we charged customers higher prices for handsets sold via direct channels and continued the phasing out of handset subsidies. We changed our mobile handset purchase arrangement during fiscal 2003 allowing customers to either purchase their handsets outright, or pay for them over a contract period under our mobile repayment option (MRO). The increase in fiscal 2003 was also due to the average cost of handsets increasing due to technological advancements.

There has been a notable change in customer mix, with volumes and SIO increasing across the board, but with far greater increases in new customers connecting to prepaid services. At 30 June 2004, prepaid SIO comprised approximately 40.8% of total SIO, up from 34.8% at 30 June 2003 and 31.6% at 30 June 2002. This has resulted in average prepaid revenue per user per month increasing over the three-year period. However, prepaid customers generally have lower usage patterns than postpaid customers. As a result, average revenue per user per month has shown a downward trend of 5.5% over fiscal 2004 and 11.5% over fiscal 2003.

Our deactivation rate decreased to approximately 17.1% in fiscal 2004, down from 18.4% in fiscal 2003 and up from 14.7% in fiscal 2002. Our deactivation rate is influenced by a number of factors, the most significant of which is competition from other carriers. In addition, our deactivation rate in fiscal 2004 has been impacted by the “recharge only” period for prepaid services being extended to six months in line with our competitors. This change has resulted in the continuation of approximately 202,000 prepaid services which would have been deactivated in previous periods. Other factors influencing the deactivation rate include customers’ payment defaults and short term disconnections.

Telstra Corporation Limited and controlled entities

Operating and Financial Review and Prospects

Data and Internet services

Our operating revenue from data and Internet services is driven primarily by:

•	demand for capacity to support business networking;

•	the increased use of data services by SMEs;

•	the introduction of new products to meet customer needs;

•	the increased use of the Internet by businesses and consumers;

•	the movement of our customers from basic access and associated calling products to other access services, such as ISDN and ADSL; and

•	demand for greater bandwidth services such as frame relay and broadband.

While the data and Internet markets have been experiencing growth, competition has put pressure on our prices. We expect that these trends will continue.

Tables 9, 10 and 11 show information about our data and Internet services.

Table 9 - Specialised data

	Year ended 30 June
	2004		2003		2002		2004/2003	2003/2002
	(in millions, except permanent virtual circuits in thousands)						(% change)
Frame relay		371		354		323	4.8	9.6
Digital data services		256		287		315	(10.8)	(8.9)
Leased lines		258		271		268	(4.8)	1.1
Other		133		141		145	(5.7)	(2.8)

Specialised data revenue	A$	1,018	A$	1,053	A$	1,051	(3.3)	0.2

Permanent virtual circuits
Frame		30		28		25	7.1	12.0

Note: statistical data represents management’s best estimates.

Specialised data revenue is comprised mainly of revenue from frame relay, digital data services and leased lines. Frame relay offers high speed data transmission from 64Kb to 45Mb per second to customers connecting any number of sites to other national or international locations. It is frequently used as a building block to construct corporate wide area networks. Digital data services provide high quality, leased line digital data transmission offering dedicated bandwidth from 1.2Kb to 1,984Kb per second, which may be used for communications between all major capital cities and most regional and country areas in Australia. Analogue leased lines provide high quality, low cost, low bandwidth, and dedicated end-to-end connections between customer sites. They support customer specific applications that do not yet have viable commercial alternatives. Over the three-year period, customers have moved away from older digital data and leased line services, to newer technologies with greater bandwidth such as frame relay.

Frame relay is currently in the growth stage of its product life cycle, being driven by the continued strong performance of our IP WAN product, and the migration from digital data services and leased lines to frame relay. Digital data services is a mature product with customers transferring to newer technologies and exploring other options such as outsourcing and building their own IP platform to meet their application needs. Leased line services is also a mature product that saw declines in megalink and voice graded

Telstra Corporation Limited and controlled entities

Operating and Financial Review and Prospects

dedicated lines revenue in fiscal 2004. Growth of 1.1% in fiscal 2003 compared with fiscal 2002 was distorted due to a specific product relating to Keycorp Limited (Keycorp) being recognised in specialised data services in fiscal 2003, compared to being recognised in various controlled entities in fiscal 2002. In fiscal 2002, Keycorp was a controlled entity. From 28 June 2002, we no longer had the capacity to control this entity and have thus commenced equity accounting from that date.

In fiscal 2004, overall specialised data revenue decreased by 3.3% due to product substitutions driven by technologically advanced IP and DSL based product options included within our Internet and IP Solutions revenues. In fiscal 2003, overall specialised data revenue was in line with fiscal 2002 with customers moving from older digital data and leased line services to newer technologies with greater bandwidth such as frame relay.

Table 10 - ISDN (access and calls)

	Year ended 30 June
	2004		2003		2002		2004/2003	2003/2002
	(in millions, except access lines in thousands)						(% change)
Access		401		390		451	2.8	(13.5)
Calls:
Data		221		282		323	(21.6)	(12.7)
Voice		305		279		263	9.3	6.1

		526		561		586	(6.2)	(4.3)

ISDN (access and calls) revenue	A$	927	A$	951	A$	1,037	(2.5)	(8.3)

ISDN access lines (basic access line equivalents)(1)		1,288		1,213		1,268	6.2	(4.3)

Note: statistical data represents management’s best estimates.

(1)	Expressed in equivalent number of clear voice channels.

ISDN is a flexible, switched network based on digital technology. It can support many applications at one time (such as voice, data and video) while using a single access point to the network.

In fiscal 2004, access revenue increased due to our penetration into the SME and consumer market, which was partly offset by corporate customers migrating to more advanced data products such as frame relay and the use of ISDN where ADSL coverage limitations exist. As a result, the number of ISDN access lines has grown by 6.2% in fiscal 2004. Access revenues decreased in fiscal 2003 compared with fiscal 2002. This decrease was attributable to changes in the pricing structure of products that resulted in certain access fees now recognised as call revenue, and the loss of ISDN access lines, particularly during the migration from the old technology ISDN platform that closed in November 2002. In addition, ISDN access revenue has been impacted by the migration to more advanced products such as frame relay, as well as competitors offerings on new technologies at reduced tariffs.

Call revenues decreased over the three-year period predominantly due to ISDN data corporate customers migrating to products such as ADSL, frame relay and IP Solutions, as well as competitors providing new technologies at reduced tariffs. The decline in ISDN data calls over the three-year period has been offset to some extent by the growth in ISDN voice calls as a greater proportion of our customers move to ISDN for voice as well as data. ISDN voice call growth was driven by the introduction of a significant new pricing structure in January 2003 that included charging customers for 30 minute blocks, rather than charging on a

Telstra Corporation Limited and controlled entities

Operating and Financial Review and Prospects

per minute basis. This pricing structure fuelled our revenue expansion in the second half of fiscal 2003, and fiscal 2004, and assisted our move into SME and consumer segments during fiscal 2004.

Table 11 - Internet and IP Solutions

	Year ended 30 June
	2004		2003		2002		2004/2003	2003/2002
	(in millions, except subscriber numbers in thousands)
							(% change)
BigPond narrowband		297		298		251	(0.3)	18.7
BigPond broadband		274		212		122	29.2	73.8
Wholesale broadband		142		49		13	189.8	276.9
Wholesale Internet Direct		14		20		25	(30.0)	(20.0)
Internet Direct		117		111		102	5.4	8.8
IP Solutions		160		120		84	33.3	42.9
Other		6		7		9	(14.3)	(22.2)

Internet and IP Solutions revenue	A$	1,010	A$	817	A$	606	23.6	34.8

Narrowband subscribers - retail (1)(2)		1,194		1,158		1,056	3.1	9.7
Broadband subscribers - retail (3)		424		240		144	76.7	66.7
Broadband subscribers - wholesale (3)		379		121		25	213.2	384.0

Total broadband subscribers		803		361		169	122.4	113.6

Total online subscribers		1,997		1,519		1,225	31.5	24.0

Note: statistical data represents management’s best estimates.

(1)	Includes subscribers to our BigPond™ home and BigPond™ business services.

(2)	Narrowband subscriber comparatives for fiscal 2002 have been restated to exclude Family Mail users in BigPond™ home services and Active Mail users in BigPond™ business services.

(3)	Within broadband, retail products include cable, satellite, ISP, Hyperconnect and ADSL, while wholesale products include Flexstream, DSL layer 2 and DSL layer 3S.

We offer a range of Internet products and packages under our BigPond™ brand. Telstra BigPond™ home and business packages offer dial-up modem and ISDN Internet services to residential and business customers across Australia. Telstra BigPond™ broadband provides broadband Internet services to consumer and business customers via HFC cable, ADSL and satellite access technologies.

During the three-year period, our total revenue from Internet and IP Solutions has continued to grow strongly, even though we have continually reduced our prices. The subscriber base for our narrowband and broadband products has also continued to grow during the three-year period. As at 30 June 2004, we had signed approximately 803,000 broadband Internet customers following a significant rise in demand resulting from our aggressive pricing. On 18 October 2004, we announced that we had achieved our target of 1 million broadband customers.

In fiscal 2004, our Internet and IP Solutions revenue growth reflects the following movements:

•	overall BigPond™ narrowband revenue was flat as the increase in subscribers of 3.1% was offset by two weeks of rebates provided to customers as a result of performance issues in October 2003;

•	continuing growth in BigPond™ broadband revenue of 29.2% was driven by an increase of 76.7% in subscribers with growth in both ADSL and cable. The accelerated expansion of this product in the second half of fiscal 2004 was attributable to increased Internet usage, and the success of our self install kits and broadband marketing campaigns. This increase was partly offset by two weeks of rebates provided to customers as a result of performance issues in October 2003, the introduction of

Telstra Corporation Limited and controlled entities

Operating and Financial Review and Prospects

the usage toolbar in May 2003 reducing excess usage billing, and unlimited usage and higher volume capped plans. In addition, we introduced aggressive new pricing plans and a two month free broadband offer to new subscribers; and

•	growth in wholesale broadband of 189.8% was driven by improved Wholesale DSL Layer 2 revenue resulting from the higher take up in the residential and small business market by on-selling a price competitive broadband DSL service, as provided by our ADSL network. In fiscal 2003, wholesale DSL was only sold to the business market.

In fiscal 2003, our Internet and IP Solutions revenue growth compared with fiscal 2002 reflects the following increases:

•	strong growth in broadband subscribers in conjunction with the introduction of excess usage billing for BigPond™ broadband customers; and

•	an increase in narrowband subscribers of 9.7% in conjunction with our focus on acquisition and retention of subscribers in the maturing dial-up market. Our pricing strategies include the provision to BigPond™ business customers of a price reduction with increased hours of use and a reduced additional hourly rate charged for each plan.

In addition to the above movements, Internet Direct and IP Solutions revenues also increased over the three-year period. The rise in Internet Direct revenues is attributable to the continued take up of our simplified packages offering customers integrated Internet and connectivity solutions and flexibility with access to connection types. In addition, our pricing encourages our customers to upgrade both access and speed. The rise in IP Solutions revenue of 33.3% over fiscal 2004 and 42.9% over fiscal 2003 is due to the continued strong performance in this price competitive market. IP Solutions is currently in the growth phase of its product life cycle, with our fiscal 2004 revenue rise also being driven by increases in IP WAN and IP MAN/Ethernet products and the migration to IP Solutions products from ISDN access and other specialised data products.

Advertising and directories

Our advertising and directories revenue is predominantly derived from Sensis. This wholly owned advertising subsidiary engages in directory advertising, both print and online, non-directory advertising and other business services. Sensis continues to consolidate its position as a leading Australian advertising and commercial search company maintaining strong growth in its core directory business. In fiscal 2004, Sensis continued its focus on product innovation, recently announcing the launch of Sensis 1234® (a premium operated assisted voice service) and sensis.com.au (a new commercial search engine).

On 5 March 2004, we, through Sensis, acquired 100% of the share capital of the Trading Post Group. The Trading Post Group is an Australian publishing and Internet classified business operating 22 print publications, 5 online sites and 2 automotive inserts. The main revenue stream is print classified business. We paid A$638 million including incidental acquisition costs, to acquire this investment. From this date, we have consolidated 100% of the Trading Post Group’s results. Revenue from the date of acquisition to the period ended 30 June 2004 was A$44 million and the consolidation of the Trading Post Group’s results for this period increased our net profit before tax by A$10 million (including all Telstra consolidation adjustments).

Table 12 - Advertising and directories

	Year ended 30 June
	2004		2003		2002		2004/2003	2003/2002
	(in millions)						(% change)
Advertising and directories revenue	A$	1,351	A$	1,217	A$	1,135	11.0	7.2

Telstra Corporation Limited and controlled entities

Operating and Financial Review and Prospects

Excluding our revenue from the Trading Post Group in fiscal 2004, advertising and directories revenue grew by 7.4% in fiscal 2004 compared with fiscal 2003, and 7.2% in fiscal 2003 compared with fiscal 2002.

In fiscal 2004, Yellow pages® revenue increased by 3.8% or A$37 million, due to growth in non-metro publications and online display advertising options. In addition, we have experienced continued growth from providing full and half page advertising options. In fiscal 2003, our Yellow Pages® revenue grew by 3.6% compared with fiscal 2002 attributable to the launch of new advertising features including colour in column, creative advertising options (eg. cover and spine advertising), and full and half page advertisements.

In fiscal 2004, White Pages® revenue increased by 12.9% or A$27 million, due to the continued success of additional colour listing options and continued growth in e-mail and web listings. In fiscal 2003, this product experienced growth of 18.2% compared with fiscal 2002 through the introduction of new advertising features, aggressive sales campaigns and the introduction, during fiscal 2002, of a new format segregating residential and business listings in metropolitan books.

Our online and electronic advertising, non-directories advertising and information services also experienced considerable growth over the three-year period. In fiscal 2004, this growth was largely driven by new customer take up and further attractive product enhancements. The growth in fiscal 2003 compared with fiscal 2002 was primarily due to the introduction of new listing features and enhanced functionality in both our Yellow Pages® OnLine and White Pages® OnLine sites, the launch of Sensis WebWorks™, the expansion of our location and navigation services and the acquisition of CitySearch® in fiscal 2002.

Intercarrier services

Our operating revenue from intercarrier services comprises a number of products and services relating to the provision of telecommunications services to other carriers or CSPs, including REACH. The majority of this revenue base is derived from interconnect and access services which is a highly regulated area of the Australian telecommunications market. Whilst volumes for these services are seen to be increasing, ongoing cost efficiencies and consequent reduction in prices within the regulatory framework means that we do not expect significant revenue growth rates from this group of products in future years.

The remaining revenue component in intercarrier services is derived from wholesale specific product offerings which, while they are subject to significant price pressures resulting from ongoing capacity oversupply in the market place, are a focus for delivering incremental revenue growth for us in the coming years.

Table 13 - Intercarrier services

	Year ended 30 June
	2004		2003		2002		2004/2003	2003/2002
	(in millions)						(% change)
Intercarrier services revenue	A$	1,138	A$	1,155	A$	1,123	(1.5)	2.8

Our volumes from intercarrier services during the three-year period were affected by:

•	the impact of competition in the retail market in the provision of basic access, local calls, national long distance calls and mobile services. These services are also provided by other carriers, many of which use our intercarrier services to deliver their services to their customers;

•	an increase in the number of carriers in the Australian telecommunications market and increased demand from other carriers for the use of our facilities. This occurred particularly in:

Telstra Corporation Limited and controlled entities

Operating and Financial Review and Prospects

•	mobile towers, where we allow other carriers to install their equipment and share our transmission facilities; and

•	our exchanges, where other carriers co-locate their equipment needed for the provision of ULL and ADSL.

In fiscal 2004, our decline in intercarrier revenue was driven by a reduction in wholesale transmission products due to price pressures from an oversupply of capacity in the market, including a significant increase in discount on access network transmission contracts and the cancellation of the Optus Nullabor service. In addition, wholesale long distance and international revenue declined due to decreased volumes. This decline was partly offset by a significant rise in SMS interconnect revenues driven by increases in volumes and a significant rise in wholesale ATM (off a low base in fiscal 2003) reflecting a steady take up of our wholesale ATM offer.

In fiscal 2003, our growth in operating revenue from intercarrier services compared with fiscal 2002 was driven by:

•	an increase in volumes across both mobiles and PSTN/ISDN originating and terminating access due to increased volumes from certain major customers; and

•	an increase in SMS interconnect revenues due to increasing volumes.

The benefit of these volume increases was offset by lower rates on our transmission products due to strong price competition in the market, with some competitors selling below cost.

The wholesale market has slowed over the three-year period with declining yields from oversupply of transmission infrastructure. We are not expecting any significant change in this state of affairs, but we will continue our strategic focus to maintain revenues and control costs in this area.

Inbound calling products

Our operating revenue from inbound calling products consists principally of:

•	subscription and call charges for inbound calling services, such as Freecall™ 1800, Priority® 1300 and Priority® One3; and

•	revenue from enhanced call centre products using network voice processing, which provides access to advanced call handling capabilities, without customers having to purchase and maintain their own networks.

The revenue for inbound calling services refers to:

•	the fees we charge our business customers for the provision of the inbound calling numbers; and

•	for Freecall™ 1800, the cost of the call.

Under Priority® 1300 and Priority® One3, the calling party from a PSTN service incurs a cost of 25 cents (including GST) from anywhere in Australia. The other components of the call charges, as applicable, are charged to the service owner. Calls made from a PSTN service under the Freecall™ 1800 service are all charged to the party called, with no cost incurred by the caller. Different charges apply for calls made from ISDN, mobiles and payphones.

Telstra Corporation Limited and controlled entities

Operating and Financial Review and Prospects

Table 14 - Inbound calling products

	Year ended 30 June
	2004		2003		2002		2004/2003	2003/2002
	(in millions)						(% change)
Inbound calling products revenue	A$	476	A$	494	A$	562	(3.6)	(12.1)

Inbound calling minutes		2,708		2,655		3,345	2.0	(20.6)

Note: statistical data represents management’s best estimates.

Revenue from inbound calling products has declined over the three-year period. In fiscal 2004, this decline was primarily due to intense price competition leading to reduced yields and a declining customer base in our Freecall™ 1800 product. In addition, our other inbound calling products such as Infocall (190) and Infocall Cascade decreased due to the exit of Internet dialler applications in August 2003. Our overall revenue from Priority® 1300 and Priority® One3 in fiscal 2004 has remained fairly consistent with fiscal 2003 as inbound calling minutes increased by 2.0% reflecting the low revenue growth in Priority® 1300.

In fiscal 2003, inbound calling revenue decreased by 12.1% compared with fiscal 2002, attributable to both volume and price reductions as a result of Inbound Number Portability (INP) and competition. INP allows customers to switch providers of this service without changing the telephone number for the service rendered. In fiscal 2003, INP had a large impact on revenue derived from Freecall™ 1800, Priority® 1300 and Priority® One3.

Solutions management

Our operating revenue from our Managed Solutions™ product is derived from managing all or part of a customers IT and communications solutions and services covering:

•	managed voice, data and mobility services: network based voice and data switching products including IP based networks and IP telephony as well as fleet management of mobile phone networks and new wireless based technologies;

•	managed IT services: managed customer infrastructure (eg desktop and end user devices), managed storage and security services and hosting and application development and support;

•	IT outsourcing: incorporating a range of the above solutions and managing on behalf of the customers either on the customer’s or our premises; and

•	business process outsourcing: leveraging our networks to manage customer business processes in areas such as superannuation administration, insurance policy processing and the automotive community.

On 19 July 2004, we finalised our acquisition of 100% of the issued share capital of KAZ. KAZ is a provider of business process outsourcing, systems integration, consulting, applications development and IT management services. It operates mainly in Australia but also conducts business in the United States and Asia. We paid 40 cents per share via a scheme of arrangement, resulting in the payment of cash consideration of A$333 million. For fiscal 2005 and subsequent reporting periods, we will consolidate the operating results, assets and liabilities of KAZ into our operations. It is expected that this acquisition will increase our solutions management revenues in future reporting periods.

Telstra Corporation Limited and controlled entities

Operating and Financial Review and Prospects

Table 15 - Solutions management

	Year ended 30 June
	2004		2003		2002		2004/2003	2003/2002
	(in millions)						(% change)
Solutions management revenue	A$	489	A$	487	A$	478	0.4	1.9

Over the three-year period, we have experienced overall slight increases in our solutions management revenue. In fiscal 2004, we commenced several new contracts including a whole of business contract with a large banking institution and experienced incremental growth in existing contracts. This has been offset by the close out of some contracts including the termination of a government contract for satellite capacity of approximately A$20 million per annum which we were restricted from renewing due to an agreement with Xantic B.V (Xantic). In addition, the rise in Managed WAN (growth product offering design, installation and management of a tailored wide network) resulting from increased activity in two major corporate contracts, has been offset by a decline in radio services revenue due to the completion of a major bank and design construction contract in fiscal 2003.

In fiscal 2003, solutions management revenue grew by 1.9% compared with fiscal 2002, primarily due to a combination of one off exit penalties charged to customers, the renewal of long standing customer contracts and an increase in the number of small to medium corporate hosting services. However, this growth was partly offset by a decline in managed radio services revenue due to the completion of major customer contracts in fiscal 2002.

Various controlled entities

Some of our controlled entities’ operating revenue is included in the product categories to which they relate, including the following:

•	Sensis operating revenue including revenue from the Trading Post Group, is included in advertising and directories revenue; and

•	Telstra Enterprise Services Pty Ltd (TES) and Telstra Limited operating revenue are included in solutions management revenue.

Table 16 - Various controlled entities

	Year ended 30 June
	2004		2003		2002		2004/2003	2003/2002
	(in millions)						(% change)
Sales revenue of:
CSL		726		908		1,080	(20.0)	(15.9)
TelstraClear		574		548		294	4.7	86.4
Other controlled entities		194		222		452	(12.6)	(50.9)

Total various controlled entities’ sales revenue	A$	1,494	A$	1,678	A$	1,826	(11.0)	(8.1)

Our consolidated revenue from various controlled entities decreased in fiscal 2004 primarily due to the following factors:

•	CSL reported a decline in revenue due to unfavourable currency fluctuations and price competition; and

•	a decline in sales revenue for Telstra Multimedia Pty Ltd due to customer sales and service centres now being directly operated by FOXTEL. In addition, our share of FOXTEL’s cable revenue reduced due

Telstra Corporation Limited and controlled entities

Operating and Financial Review and Prospects

to the renegotiation of our revenue share agreement to include bundling and external subscription TV subscribers that is now included within “Other sales and services revenue”.

The decrease in revenue in fiscal 2004 was moderated by:

•	revenue growth in Telstra Europe Limited due to the inclusion of customers and network base from Powergen and the Cable Telecom (GB) Limited Group; and

•	revenue growth of 4.7% in TelstraClear due to retail revenue growth of 8.7% partly offset by a decline in wholesale revenue of 8.4%.

Our consolidated revenue from various controlled entities decreased in fiscal 2003 compared with fiscal 2002 primarily due to the following factors:

•	CSL reported a decline in revenue due to the economic downturn in Hong Kong and the effect of the SARS epidemic;

•	the wind up of operations of the Vietnam and Cambodia business co-operation contract in fiscal 2003;

•	the sale of our Mobitel business in Sri Lanka in October 2002; and

•	Keycorp was equity accounted from the start of fiscal 2003 after we previously consolidated its results. This meant the increases attributed to Keycorp in fiscal 2002 were reversed, contributing to a comparative reduction in revenues in fiscal 2003.

The decrease in revenue in fiscal 2003 was moderated by the inclusion of TelstraClear revenue for the full twelve months. TelstraClear was acquired in December 2001 and therefore only seven months of sales revenue was included in fiscal 2002.

Refer to “International business ventures” for further discussion on CSL and TelstraClear.

Other sales and services

The principal components of operating revenue we record in other sales and services are:

•	payphones;

•	information and connection services;

•	external construction;

•	customer premises equipment;

•	bundling Pay TV; and

•	other minor revenue items, including recorded services, commercial works and other enhanced call products and radio services.

Telstra Corporation Limited and controlled entities

Operating and Financial Review and Prospects

Table 17 - Other sales and services

	Year ended 30 June
	2004		2003		2002		2004/2003	2003/2002
	(in millions, except number of payphones
	in thousands)						(% change)
Payphones		141		148		154	(4.7)	(3.9)
Information and connection services		118		128		144	(7.8)	(11.1)
External construction		70		159		175	(56.0)	(9.1)
Customer premises equipment		184		194		204	(5.2)	(4.9)
Bundling Pay TV		150		23		—	552.2	—
Other minor items		380		462		478	(17.7)	(3.3)

Other sales and services revenue	A$	1,043	A$	1,114	A$	1,155	(6.4)	(3.5)

Number of payphones		64		67		71	(4.5)	(5.6)

Note: statistical data represents management’s best estimates.

Over the three-year period, our payphones revenue has continued to decline, impacted by substitution of other products, particularly mobiles. This is reflected in the number of payphones in operation, declining for both Telstra operated payphones and privately operated payphones. The decrease in number of payphones in operation also reflects a gradual removal of older technology payphones such as coin only payphones.

Over the three-year period, our information and connection services revenue fell due to customers using alternative products, such as White Pages® and Yellow Pages® OnLine and Telstra call connect.

Over the three-year period, external construction revenue declined in line with general reductions in telecommunications industry capital expenditure levels. This decline was more evident in fiscal 2004 due to the lower construction activity domestically and the closure of our international construction operations. This decline was also attributable to the break up and re-integration of our former subsidiary Network Design and Construction Limited (NDC) into Telstra in fiscal 2004.

Customer premises equipment revenue decreased in fiscal 2004 due to continued retail competition for fixed line handsets. In fiscal 2003, revenue decreased compared with fiscal 2002 due to the sale of the PABX business in the first half of fiscal 2002, consistent with our strategy to exit this market, and strong competition in the market with an expanding range of products.

Revenue from bundling Pay TV has increased by A$127 million off a low base in fiscal 2003 due to the introduction of bundling for FOXTEL and AUSTAR services from December 2002. Our bundled SIO grew by 85.0% during fiscal 2004 to 235,000 as at 30 June 2004.

In fiscal 2004, other minor items declined by 17.7% mainly due to the decrease in revenues from card services and the cable recovery and recycling project. Card services decreased as a result of the migration of customers to product substitutions such as mobiles, and the migration of customers to cheaper calling cards for international calls. In addition, cable recovery decreased due to winding down of work to recover and recycle disused copper cable.

In fiscal 2003, our revenue from other minor items declined by 3.3% compared with fiscal 2002. There was increased revenue resulting from the cable recovery and recycling project that was implemented in fiscal 2003. However, this increase was offset by decreasing demand for products that have a mature market or are being substituted by other more modern products, such as our VPN, which is being overtaken by migration to ISDN and IP based products.

Telstra Corporation Limited and controlled entities

Operating and Financial Review and Prospects

Other revenue

Table 18 - Other revenue

	Year ended 30 June
	2004		2003		2002
	(in millions)
Miscellaneous revenue		213		262		304

Revenue from the sale of:
Property, plant and equipment		102		811		246
Investments in controlled entities		—		17		—
Investments in joint venture entities		—		3		—
Investment in associated entities		204		17		—
Investments in listed securities and other corporations		24		7		22
Patents, trademarks and licences		—		—		1
Businesses		—		4		33

Total revenue from sale of assets and investments		330		859		302

Total other revenue (excluding interest revenue) (1)	A$	543	A$	1,121	A$	606

(1) Interest revenue discussion is included in net interest. Refer table 25.

Over the three-year period, the following one off transactions have impacted our other revenue from the sale of assets and investments:

•	the sale of our shareholding in our associated entity, IBMGSA contributing gross proceeds of A$154 million in fiscal 2004;

•	the sale of our associated entity, MGTI contributing gross proceeds of A$50 million in fiscal 2004;

•	the sale of our investment in Commander Communications Limited for A$24 million in fiscal 2004; and

•	the sale of 7 office properties around Australia in fiscal 2003, contributing gross proceeds of A$570 million to the total of A$859 million.

In fiscal 2004, the decline in our miscellaneous revenue was due to a decrease in IBMGSA loyalty receipts and miscellaneous billings. In addition, our miscellaneous revenue decreased due to the completion of the rural telecommunications infrastructure fund project. As part of this project, we received government subsidies for work under the extended zone untimed local call tender. In fiscal 2003, our miscellaneous revenue was impacted by lower government tender revenue. In fiscal 2002, our miscellaneous revenue was higher as it included significant government subsidies as part of the rural telecommunications infrastructure fund project.

Operating expenses

We categorise our operating expenses into labour, goods and services purchased, other expenses, and depreciation and amortisation. In addition, we have grouped our share of net loss from joint venture entities and associated entities with our operating expenses. Borrowing costs are not included in operating expenses. Refer to “Net borrowing costs” for discussion.

Telstra Corporation Limited and controlled entities

Operating and Financial Review and Prospects

Table 19 - Operating expenses including share of net loss from joint venture entities and associated entities

	Year ended 30 June
	2004		2003		2002		2004/2003	2003/2002
	(in millions)						(% change)
Expenses
Labour		3,218		3,204		3,240	0.4	(1.1)
Goods and services purchased		3,420		3,615		3,933	(5.4)	(8.1)
Other expenses		4,389		4,602		4,065	(4.6)	13.2

		11,027		11,421		11,238	(3.4)	1.6
Share of net loss from joint venture entities and associated entities		78		1,025		81	(92.4)	1,165.4

		11,105		12,446		11,319	(10.8)	10.0
Depreciation and amortisation		3,615		3,447		3,267	4.9	5.5

Total operating expenses including share of net loss from joint venture entities and associated entities	A$	14,720	A$	15,893	A$	14,586	(7.4)	9.0

During the three-year period, our operating expenses were affected by a number of significant transactions, including:

•	a A$130 million expense resulting from a modification to an IT service contract with IBMGSA upon the sale of our shareholding in this entity in fiscal 2004;

•	a A$226 million expense resulting from the provision for non recoverability on amounts owed by REACH in fiscal 2004. We consider that REACH will not be able to repay their loan in the medium term;

•	a A$439 million expense reflecting the carrying value of 7 office properties sold in fiscal 2003; and

•	A$965 million for the write down of our investment in REACH in fiscal 2003, reflected in “Share of net loss from joint venture entities and associated entities”.

In addition to these events, our operating expenses have also been impacted by:

•	the benefit of ongoing cost control and cost containment programs;

•	a decrease in our network payments due to a reduction in international call volumes and charges from REACH for international network connections;

•	growth in our communications plant asset base and capitalised software which subsequently increased our depreciation and amortisation expense; and

•	the consolidation of operating expenses of TelstraClear from December 2001 and of the Trading Post Group from March 2004.

The following tables provide more detailed information about each of our expense groupings.

Labour

Labour expense includes:

•	salary and wages and related on-costs, including superannuation contributions, workers’ compensation, leave entitlements and payroll tax;

•	costs of engaging contractor labour and agency costs; and

•	restructuring costs, including redundancy.

Telstra Corporation Limited and controlled entities

Operating and Financial Review and Prospects

Our domestic full-time employees include domestic full-time staff, domestic fixed-term contracted staff and expatriate staff in overseas controlled entities. Domestic full-time employees do not include employees in our offshore controlled entities, or part-time and casual employees. Our full-time employees and equivalents include the total of our domestic and offshore full-time employees, and casual and part-time equivalent employees.

Table 20 - Labour

	Year ended 30 June
	2004		2003		2002		2004/2003	2003/2002
	(millions, except staff numbers in whole
	numbers)						(% change)
Labour	A$	3,218	A$	3,204	A$	3,240	0.4	(1.1)

Domestic full-time employees (1)		36,159		37,169		40,427	(2.7)	(8.1)
Full-time employees and equivalents (2)		41,941		42,064		44,977	(0.3)	(6.5)

(1) Excludes offshore, casual and part-time employees.

(2) Includes all domestic and offshore employees and equivalents, including controlled entities.

Since 30 June 2001, we have reduced the number of domestic full-time employees from 44,874 to 36,159 as part of our cost reduction strategy. We have incurred redundancy expenses of A$170 million in fiscal 2004, A$281 million in fiscal 2003 and A$289 million in fiscal 2002. The decrease in redundancy expense in fiscal 2004 is consistent with the smaller reduction of 2.7% in domestic full-time employees compared with the 8.1% reduction during fiscal 2003.

Our labour expense remained fairly consistent over the three-year period. The overall decrease in the three-year period is A$22 million, or 0.7%. The below analysis discusses movements in our labour expense:

Labour expense has decreased over the three-year period reflecting:

•	lower aggregate labour expenses as our full-time employees and equivalents reduce;

•	a reduction in CSL labour costs due to favourable exchange rate movements; and

•	a decline in contractor agency costs due to diversion of some call centre activities to outsourcers and a reduction in overtime hours due to the continued focus on cost reduction and process improvement initiatives (a major contributing factor in the fiscal 2003 decline).

The above decreases in labour expense are offset by:

•	salary increases as a result of reviewed enterprise agreements and annual reviews;

•	additional labour expense resulting from the increased use of part-time and casual employees to manage costs more closely, and the better utilisation of employees as a variable resource to provide flexibility in meeting customer service demands. In fiscal 2003, we used employment agency staff in preference to full-time employees to assist in managing our costs more closely;

•	a reclassification of expenses from goods and services purchased following the integration of NDC into Telstra in fiscal 2004;

•	additional labour expense associated with the consolidation of the Trading Post Group from March 2004, which had 598 full-time employees and equivalents at 30 June 2004; and

Telstra Corporation Limited and controlled entities

Operating and Financial Review and Prospects

•	additional labour expense associated with the consolidation of TelstraClear from December 2001, which had 1,189 full-time employees and equivalents at 30 June 2002.

Based on the latest actuarial advice provided on the financial position of Telstra Super as at 30 June 2003, we have reported that a surplus in the superannuation fund continues to exist. As per the recommendations within the actuarial investigation, we are not expected to be required to make employer contributions to Telstra Super for the upcoming financial year ending 30 June 2005. However, the continuance of this contribution holiday is dependent on performance of the fund, and we will continue to closely monitor the situation in light of the current market performance.

Goods and services purchased

The largest component of our goods and services purchased is payments we make to other carriers to terminate international and domestic outgoing calls and international transit traffic. Other significant components of our goods and services purchased over the three-year period relate to costs of mobile handsets, mobile handset subsidies, dealer bonuses, commissions paid to indirect distribution channels, paper purchases and printing costs, external construction and directory publishing costs. These are core costs to our business and vary according to business activity.

Table 21 - Goods and services purchased

	Year ended 30 June
	2004		2003		2002		2004/2003	2003/2002
	(in millions)						(% change)
Goods and services purchased	A$	3,420	A$	3,615	A$	3,933	(5.4)	(8.1)

Our decrease in goods and services purchased over the three-year period has been driven by a decline in network payments. A significant contributor to the decline in network payments in the second half of fiscal 2003 and over fiscal 2004 was a reduction in international call volumes and charges from REACH for international network connection following the commencement of a new pricing structure from January 2003. In addition, there was further benefit arising from favourable exchange rate movements. Our decrease in network payments was partially offset by continuing volume increases in mobile and SMS terminating traffic.

Our goods and services purchased decreased to A$3,420 million in fiscal 2004 due to the following factors (excluding the above decline in network payments):

•	decline in cost of goods sold from reduced purchases due to lower handset sales with the continual take-up of the MRO and a shift in product mix towards lower cost prepaid phones; and

•	reduced expenditure on commercial project payments due to the closure of our international construction business and a reduction in the domestic construction market. The integration of NDC into Telstra has also resulted in the reclassification of expenses from goods and services purchased to other expense categories.

These reductions are partly offset by an increase in bundling Pay TV service fees due to the growth in bundled FOXTEL and AUSTAR subscribers.

Our goods and services purchased decreased to A$3,615 million in fiscal 2003 compared with A$3,933 million in fiscal 2002, due to the following factors (excluding the above decline in network payments):

Telstra Corporation Limited and controlled entities

Operating and Financial Review and Prospects

•	goods and services purchased relating to Keycorp were consolidated for the 2002 fiscal year but were not included for the 2003 fiscal year. From 28 June 2002, we no longer had the capacity to control this entity and have thus commenced equity accounting from that date;

•	lower activity in the Hong Kong mobile market and exchange pressures on the Hong Kong dollar; and

•	reclassification of costs associated with international network payments and certain costs relating to FOXTEL.

These decreases were partially offset by increased costs of mobiles sold through handset offerings under ‘more4you’ and ‘more4business’ promotions, as well as increased costs associated with more technologically advanced handsets such as colour screens and polyphonic ring tones. In addition, CDMA increased as a percentage of the product mix, as CDMA phones have a higher cost per handset compared with older technology phones.

Other expenses

Our other expenses include such costs as:

•	rental expense on operating leases;

•	bad and doubtful debts;

•	net foreign currency translation losses/(gains);

•	service contracts and other agreements for outsourced activities such as IT, cleaning services, customer sales support, and warehousing and distribution;

•	marketing, including promotion and advertising;

•	general and administration costs including IT costs, travel and property costs such as maintenance, municipal rates, land tax, and light and power;

•	the carrying value of assets and investments disposed; and

•	write downs of assets and investments to recoverable amount.

Table 22 - Other expenses

	Year ended 30 June
	2004		2003		2002		2004/2003	2003/2002
	(in millions)						(% change)
Other expenses	A$	4,389	A$	4,602	A$	4,065	(4.6)	13.2

During the three-year period, the following significant events have impacted our other expenses:

•	a A$130 million expense resulting from a modification to an IT service contract with IBMGSA upon the sale of our shareholding in this entity in fiscal 2004;

•	a A$226 million expense resulting from the provision for non recoverability on amounts owed by REACH in fiscal 2004. We consider that REACH will not be able to repay their loan in the medium term; and

•	a A$439 million expense reflecting the carrying value of 7 office properties sold in fiscal 2003.

Excluding the above significant items, our other expenses were A$4,033 million in fiscal 2004, A$4,163 million in fiscal 2003 and A$4,065 million in fiscal 2002. The movement in the significant categories of other expenses is discussed below.

Telstra Corporation Limited and controlled entities

Operating and Financial Review and Prospects

Rental expenses on operating leases decreased in fiscal 2004 following the reclassification of IT costs previously relating to TES to general and administrative costs. In fiscal 2003, rental costs decreased from a reduction in rental expense associated with CSL, arising from substantial rent reductions in the Hong Kong property market and a reduction in the number of rented properties. This increase was moderated after increased rental charges from the sale and leaseback of 7 office properties.

Bad debts and doubtful debts reduced over the three-year period due to lower provision requirements and less write offs, partially offset by MRO debt provisions (a significant contributing factor in fiscal 2003). Net foreign currency conversion costs were in a gain position in fiscal 2003 compared with other fiscal years due to currency gains from the revaluation of borrowings reflecting the fluctuation in exchange rates.

Service contracts and other agreements were A$1,678 million in fiscal 2004, A$1,706 million in fiscal 2003 and A$1,400 million in fiscal 2002. Included in fiscal 2004 is an exit cost of A$130 million from our IT services contract with IBMGSA. In fiscal 2004, our decrease was driven by cost reduction initiatives in the IT services area, cost savings from the integration of NDC into Telstra and the winding down of the cable recovery and recycling project. This decrease was partially offset by an increase in outsourced field work and consultancy costs for special project work, in addition to expenditure growth aimed at improving customer service standards and customer retention rates in rural areas. Service contracts and other agreements increased in fiscal 2003 compared with fiscal 2002 due to increases in the number of service contracts and prices, as well as a rise in maintenance costs for the CDMA network as these costs were previously covered by warranties. In addition, contributing to the growth in fiscal 2003 was the increased use of outsourcing agreements, particularly in relation to IT, call centre and professional services, in preference to using full-time employees.

Marketing expenses grew over the three-year period due to new initiatives and sponsorships. In fiscal 2004, our focus on broadband as a major growth opportunity has lead to additional resources being devoted to promote this product. The increase in fiscal 2003 compared with fiscal 2002 was led by advertising for new initiatives such as SMS and Telstra Home Message 101™.

General and administrative expenses increased over the three-year period. In fiscal 2004, this growth was driven by increases across light and power, training, postage and travel. In addition, costs relating to TES have been reclassified from rental expenses to this category. In fiscal 2003, growth was driven by the full year inclusion of consolidated expenses for TelstraClear as fiscal 2002 only included expenses upon acquisition of this entity from December 2001. The increase in fiscal 2003 was partly offset by declines in postage, printing and stationary costs.

During the three-year period, we did not sell any assets and investments with a significant carrying value, other than the sale of 7 office properties around Australia with a carrying value of A$439 million in fiscal 2003.

We assess the recoverable amount of our investments at each reporting date and where we consider that the recorded amount is not recoverable, we write the investment down to recoverable amount. For more detail refer to “Application of critical accounting policies”. In fiscal 2004, no investments were written down. We did however provide for the non recoverability of amounts owed to us by REACH of A$226 million, as we expect REACH will not be in a financial position to repay their loan in the medium term. We wrote down minor investments totalling A$26 million in fiscal 2003 and A$26 million in fiscal 2002. In addition, as part of our negotiations with PCCW in relation to our purchase of the remaining 40% of CSL in June 2002, we reduced the value of the convertible note issued to us by PCCW by A$96 million in that fiscal year.

Telstra Corporation Limited and controlled entities

Operating and Financial Review and Prospects

Share of net loss from joint venture entities and associated entities

Table 23 - Share of net loss from joint venture entities and associated entities

	Year ended 30 June
	2004		2003		2002		2004/2003	2003/2002
	(in millions)						(% change)
Share of net loss from joint venture entities and associated entities	A$	78	A$	1,025	A$	81	(92.4)	1,165.4

Our share of net loss from joint venture entities and associated entities includes both profits and losses from our equity accounted investments. Details of our equity accounted investments are included in note 24 to our financial statements.

In fiscal 2003, the write down of our investment in REACH, amounting to A$965 million adversely impacted our net equity accounted losses. Excluding this write down, our share of net loss from joint venture entities and associated entities for the three-year period was A$78 million in fiscal 2004, A$60 million in fiscal 2003 and A$81 million in fiscal 2002.

In fiscal 2004, our net equity accounted losses compared with fiscal 2003 (excluding the REACH write down) were impacted by:

•	reduced losses in AJC and FOXTEL following the suspension of equity accounting;

•	reduced contribution from REACH following the suspension of equity accounting; and

•	increased losses in Xantic following write offs as a result of restructuring.

In fiscal 2003, our net equity accounted losses compared with fiscal 2002 (excluding the REACH write down) were impacted by:

•	decreased contribution from REACH of A$19 million in fiscal 2003, compared with a contribution of A$53 million in fiscal 2002. Equity accounting for REACH was suspended in fiscal 2003 when the carrying value of the investment was written down to nil;

•	ceasing equity accounting for TelstraClear during December 2002 upon our acquisition of a controlling interest in this entity;

•	increased losses or reduced profits from Xantic, MGTI (which we subsequently sold in fiscal 2004), and Solution 6 Holdings Limited (which we sold in fiscal 2003); and

•	ceasing recognition of AJC losses as the carrying value of the investment had been written down to zero (carrying value of A$34 million as at June 2002).

Telstra Corporation Limited and controlled entities

Operating and Financial Review and Prospects

Depreciation and amortisation

Our depreciation and amortisation expense has been and will remain a major component of our cost structure, reflecting our expenditure on capital items.

Table 24 – Depreciation and amortisation

	Year ended 30 June
	2004		2003		2002		2004/2003	2003/2002
			(in millions)				(% change)
Depreciation		2,873		2,754		2,653	4.3	3.8
Amortisation (excluding goodwill)		619		577		527	7.3	9.5
Amortisation of goodwill		123		116		87	6.0	33.3

Total depreciation and amortisation	A$	3,615	A$	3,447	A$	3,267	4.9	5.5

Our analogue network was fully depreciated as of December 1999 and ceased operating altogether as of October 2000. We commenced depreciation of our CDMA network during fiscal 2001, from the date components of this network were completed.

During the three-year period, the increase in depreciation and amortisation, excluding goodwill, was mainly attributable to:

•	growth in our communications plant asset base and capitalised software, which is consistent with our level of capital expenditure activity; and

•	additional depreciation expense associated with the consolidation of TelstraClear from December 2001.

Partially offsetting these factors were:

•	lower depreciation in fiscal 2004 and fiscal 2003 due to the sale of 7 office properties in fiscal 2003; and

•	lower depreciation in fiscal 2004 and fiscal 2003 due to the general downsizing of owned vehicles in both of these fiscal years.

We capitalise expenditure incurred in the development and enhancement of computer systems as business software. Software developed for internal use is amortised, on average, over a useful life of six years in fiscal 2004. In fiscal 2003, the weighted average useful life increased to 6 years from 5 years in fiscal 2002 due to a reassessment of useful lives for some major software assets. The increase in average useful life resulted in the amortisation of these assets being spread over a longer duration, however, this decrease has been offset by our growth in capitalised software assets resulting in an overall increase in amortisation expense for these assets.

Over the three-year period, goodwill amortisation increased mainly due to the amortisation of goodwill from our acquisition of the remaining 40% share of CSL at the end of June 2002 and the acquisition of the remaining 41.6% share of TelstraClear in April 2003. In addition, in March 2004 we acquired the Trading Post Group resulting in additional goodwill expense in fiscal 2004.

Telstra Corporation Limited and controlled entities

Operating and Financial Review and Prospects

Net borrowing costs

Table 25 – Net borrowing costs

	Year ended 30 June
	2004		2003		2002		2004/2003	2003/2002
			(in millions)				(% change)
Gross borrowing costs		841		984		1,011	(14.5)	(2.7)
Less capitalised interest		(74)		(105)		(115)	(29.5)	(8.7)

Borrowing costs		767		879		896	(12.7)	(1.9)
Interest revenue		55		84		126	(34.5)	(33.3)

Net borrowing costs	A$	712	A$	795	A$	770	(10.4)	3.2

Our borrowing costs are influenced by:

•	our debt level;

•	interest rates;

•	our debt maturity profile; and

•	our level of cash assets (affects net debt).

In December 2001, we increased our shareholding in TelstraClear (formerly TelstraSaturn) to 58.4% from 50%, resulting in consolidation from December 2001 onwards. The NZ$600 million of bank debt held by TelstraClear at 30 June 2002 was therefore included in our group results. In September 2002, this debt was refinanced by a loan from Telstra and the bank debt was repaid.

On 28 June 2002, we acquired the remaining 40% of CSL. As consideration for these shares, the US$750 million convertible note issued to us by PCCW in February 2001 was redeemed and replaced by a new mandatorily converting secured note of US$190 million issued by PCCW. This change resulted in a net debt increase of almost A$1 billion.

Our borrowing costs decreased by 12.7% in fiscal 2004 as a result of the reduced debt portfolio in the current year and a close out of interest rate swaps in fiscal 2003. Our borrowing costs decreased marginally in fiscal 2003 compared to fiscal 2002, despite higher short term rates, due to an overall reduction in the level of interest-bearing liabilities. This reduction was tempered by the inclusion of a full year of consolidated interest from TelstraClear in fiscal 2003 and costs incurred in closing out certain interest rate swaps at TelstraClear early due to the refinancing of its bank loans in September 2002.

Our interest revenue decreased to A$55 million in fiscal 2004, compared to A$84 million in fiscal 2003 and A$126 million in fiscal 2002. This decline was mainly driven by lower interest revenue after redemption of the PCCW convertible note. In fiscal 2002, interest was received on the US$750 million convertible note, whereas in fiscal 2003, we received interest on a US$190 million converting note until April 2003 when the note was reduced to US$53 million upon partial redemption as consideration for entry into a capacity prepayment arrangement with REACH. In addition, in fiscal 2004, we received lower interest revenue due to a lower level of short term liquid assets held.

Income tax expense

In fiscal 2004, our income tax expense increased 12.8% from A$1,534 million in fiscal 2003 to A$1,731 million in fiscal 2004. Income tax expense was impacted by a 18.7% increase in operating profit before income tax expense, as well as a decrease in the effective tax rate from 31.1% in fiscal 2003 to 29.6% in fiscal 2004.

Telstra Corporation Limited and controlled entities

Operating and Financial Review and Prospects

The 1.5% decrease in effective tax rate was driven by a number of different factors including the write down of our investment in REACH in fiscal 2003 partly offset by the provision for the non recoverability of the loan to REACH in fiscal 2004. In addition, in fiscal 2003 a A$201 million benefit to income tax expense was recorded reflecting an increase in future tax deductions being recognised in our deferred tax balances as a result of applying tax consolidation legislation (refer below for further details). Further analysis has been performed on these future tax deductions, which has enabled us to recognise a subsequent A$58 million benefit in fiscal 2004.

In fiscal 2003, our income tax expense decreased 14.6% from A$1,796 million in fiscal 2002 to A$1,534 million in fiscal 2003. Income tax expense was impacted by a 9.5% decrease in profit before income tax expense, as well as a decrease in the effective tax rate from 33.0% in fiscal 2002 to 31.1% in fiscal 2003.

The 1.9% decrease in effective tax rate was mainly driven by a A$201 million benefit being recorded within income tax expense in fiscal 2003 relating to our election to form a tax consolidation group from 1 July 2002. On formation of the tax consolidated group, the head entity was able to elect to reset the tax values of a subsidiary member under certain allocation rules. The reset of tax values resulted in a benefit to income tax expense reflecting the increase in future tax deductions available from these reset values.

Refer to note 4 to our financial statements for further details on our election to enter tax consolidation and its impact on income tax expense.

International business ventures

As part of our strategy to focus on improving returns from our current international investments, we have continued consolidating our opportunities in the following ventures in the Asia-Pacific region.

REACH

In February 2001, we sold our global wholesale business, including certain offshore controlled entities, to REACH in exchange for 50% ownership in REACH and cash of US$375 million (A$680 million). On the sale of our global wholesale business, we recognised 50% of the profit (A$852 million), with the remaining balance deferred and recognised over 20 years.

Since the original transaction, REACH has been operating in a difficult environment. Prices for international voice and data carriage have been falling at a rapid rate but growth in usage has not been sufficient to compensate for the loss in revenue caused by the price reductions. Consequently, in December 2002 we made a non-cash write down of our investment in REACH of A$965 million, reducing the carrying value to nil. Equity accounting was suspended at that date and remains suspended.

Under AGAAP, REACH’s loss in fiscal 2004 was A$1,418 million, compared with a loss of A$47 million in fiscal 2003, and a profit of A$255 million in fiscal 2002. During fiscal 2004, REACH booked an impairment write down on property, plant and equipment and intangibles of A$1.2 billion as a result of the continued deterioration in the global wholesale communications industry, as well as other one off provisions of A$116 million.

REACH implemented a number of changes during the second half of fiscal 2003 to improve its performance, including:

•	a change of CEO and replacement of a number of senior executives; and

•	implementation of a cost reduction program with staff redundancies to further reduce overheads and re-balance the work force.

Telstra Corporation Limited and controlled entities

Operating and Financial Review and Prospects

In June 2004, Telstra and PCCW bought out a term loan facility previously owed to a banking syndicate by REACH and its controlled entity, Reach Finance Limited. The original value of the syndicate bank facility was US$1,200 million and it was acquired for US$311 million by the REACH shareholders. Our share of the loan amounted to A$226 million (US$155.5 million) as at 30 June 2004. The resulting loan in our books has been fully provided for, and has resulted in a charge of A$226 million being recorded in the statement of financial performance in fiscal 2004. This has placed REACH on a more equal footing with competitors newly emerged from US Chapter 11 proceedings with substantially reduced levels of debt.

Fiscal 2004 has seen good progress made on the cost containment program in key areas, and whilst pricing in the sector remains aggressive there has been some evidence of improved pricing stability on certain routes. Historically, we have been a substantial acquirer of cross border connectivity services from REACH and we expect this to continue. These services are important in supporting our growth in domestic businesses, particularly in the areas of data, Internet and broadband. Whilst sales from the shareholders are still a substantial part of the REACH business, they now make up less than 40% of gross revenue.

REACH is Asia’s largest international wholesale carrier of combined voice, international private leased lines and IP data services, and is also one of the top ten carriers of international voice traffic globally. The focus on these core business areas and on cost containment will provide the basis for the operating plan going forward. This plan is aimed at demonstrating that REACH can be self funding and grow earnings even if tough industry conditions persist. Telstra and PCCW will continue to review structural options aimed at improving the overall operational performance of the REACH business.

Refer to “Related parties transactions” for discussion regarding our dealings with REACH.

CSL

In February 2001, we acquired a 60% ownership interest in CSL. We paid US$1,694 million (A$3,085 million), including incidental acquisition costs, to acquire this controlling interest. In June 2002, we acquired the remaining 40% ownership interest in CSL as part of our redemption of a convertible note from PCCW.

CSL operates in the highly competitive Hong Kong mobile market and has delivered a solid performance despite an adverse operating environment, characterised by significantly increased market competition and local voice price erosion. CSL remains Hong Kong’s premium provider of mobile voice and data services.

In recent times, Hong Kong has experienced one of its worst economic downturns in decades with the situation worsened by the outbreak of SARS in March 2003. Furthermore, in February 2003, one of CSL’s competitors initiated an aggressive price reduction to attract new subscribers. CSL elected not to participate in the price war, and rather sought to compete on quality of service. The aggressive competition in pricing has continued in fiscal 2004 and has seen a continued decline in local voice revenues. This has been offset somewhat by strong growth in handset sales from the introduction of new handset models, as well as growth in data and international revenue.

During fiscal 2004, CSL has maintained its brand and technology lead in Hong Kong despite the launch of 3G by Hutchison. This has been done through the launch of a number of Asian and world first services targeted at improving customer familiarity with mobile data. Examples include specific roaming services for business travellers in the Asia-Pacific region, multiplayer games, and EDGE services such as live video.

As a result of these factors, CSL has seen its HK$ revenue decline by 4.8% in fiscal 2004 when compared to fiscal 2003. This reduction followed a 4.7% decline in fiscal 2003 when compared to fiscal 2002. Revenue in fiscal 2004 decreased to HK$4,022 million (A$726 million) from HK$4,224 million (A$920 million) in fiscal 2003, and HK$4,433 million (A$1,084 million) in fiscal 2002. The net loss after tax contribution of CSL to the Telstra Group (including all Telstra consolidation adjustments) was A$15 million in fiscal 2004, compared

Telstra Corporation Limited and controlled entities

Operating and Financial Review and Prospects

with a net profit after tax of A$66 million in fiscal 2003 and A$52 million in fiscal 2002. This result has largely been driven by falling revenues, increased handset costs, and the devaluation of the Hong Kong dollar, offset by network related cost reductions and labour cost savings.

CSL’s capital expenditure increased by 63.8% HK$524 million (A$94 million) in fiscal 2004, from HK$320 million (A$68 million) in fiscal 2003 primarily as a result of the rollout of 3G, with services due to be launched in the first half of fiscal 2005. This follows a 0.9% decrease in capital expenditure in fiscal 2003 when compared with fiscal 2002.

Converting note issued by PCCW and REACH capacity prepayment

In February 2001, we purchased a convertible note from PCCW for US$750 million (A$1,372 million).

In June 2002, this note was redeemed and part of the fair value applied to acquire the remaining 40% of CSL. Prior to redemption, we valued this convertible note on a yield to maturity basis at US$750 million and adjusted its value in our financial statements accordingly. The reduction in value of the note of A$96 million was charged as an expense in fiscal 2002.

On redemption we also acquired a US$190 million (A$337 million) mandatorily converting secured note issued by PCCW. This note has a three-year term and an interest coupon compounding at a rate of 5% per annum. PCCW’s obligations under the note are secured by an equitable mortgage of shares over all of PCCW’s 50% shareholding in REACH. In April 2003, this US$190 million note was partially redeemed to fund the REACH capacity prepayment with REACH of US$143 million (A$230 million). The prepayment earns compounding interest equivalent to the three month US LIBOR rate plus an additional 2.5% and provides us the right to receive future carriage and related services capacity equivalent to the amount of the prepayment and accrued interest.

We have classified the capacity prepayment as a non-current receivable as no draw down is expected in the next 12 months. The converting note is classified as a current other asset as it will be expiring on 30 June 2005. Both the prepayment and converting note are considered to be fully recoverable, and have carrying values of A$208 million and A$85 million respectively at 30 June 2004.

TelstraClear

TelstraClear, the second largest full service carrier in New Zealand, has been operating in its current form since December 2001. December 2001 saw the merger of our 50% owned joint venture, TelstraSaturn and CLEAR Communications, to form TelstraClear. As part of this transaction, we acquired an additional 8.4% interest in the merged entity and consolidated its results from the acquisition date for the 7 months to 30 June 2002. TelstraClear’s revenue for this period was A$296 million and the consolidation of TelstraClear decreased our profit before income tax expense by A$110 million. In April 2003, we acquired the remaining 41.6% interest in TelstraClear for A$25 million and consolidate 100% of TelstraClear’s results from that date.

Revenue for the full year in fiscal 2004 was A$574 million compared with A$548 million in fiscal 2003. TelstraClear made a net loss after tax (excluding intercompany revenue and expense) in fiscal 2004 of A$34 million compared with a A$73 million net loss after tax in fiscal 2003.

In fiscal 2004, TelstraClear has continued to grow revenue while managing cost levels, with strong retail revenue growth in the consumer and small business markets resulting from aggressive marketing strategies, as well as some major corporate customer wins. Growth in the retail segment has been partly offset by reduced wholesale revenues as a result of international rate reductions. Recent regulatory change has also allowed TelstraClear the opportunity to resell residential services to 90% of New Zealand homes that have previously had no choice of service provider. This will be a major focus for the coming year. Fiscal 2003 saw

Telstra Corporation Limited and controlled entities

Operating and Financial Review and Prospects

gains made in data and voice products and the realisation of operational efficiencies and merger benefits, as well as favourable regulatory outcomes with regards to wholesale purchasing.

New Zealand is a strategically important market for our trans-Tasman customers and the combination of TelstraClear and Telstra enables us to provide customers on both sides of the Tasman with seamless communication and IT solutions. The ability to do so was instrumental in winning a 5 year contract in fiscal 2002 with the National Australia Bank and Bank of New Zealand to provide outsourcing solutions of this nature, as well as a number of new major corporate customer wins during fiscal 2004.

Liquidity and capital resources

Capitalisation

Table 26 shows our capitalisation in accordance with AGAAP as at 30 June 2004.

Table 26 – Capitalisation

	As at 30 June 2004
	(in millions)
	A$	US$ (1)
Cash	687	481

Short term debt (2) (8) (9)	3,077	2,154

Long term debt
Telstra bonds (unsecured)	2,136	1,495
Loans (unsecured)	6,458	4,521
Cross currency swap hedge (net) (9)	173	121
Finance leases	10	7

Total long term debt (8)	8,777	6,144

Shareholders’ equity
Contributed equity (12,628,359,026 fully paid ordinary shares issued) (7)	6,073	4,251
Reserves	(105)	(74)
Retained earnings (6)	9,391	6,574
Minority interests (3)	2	1

Total shareholders’ equity (4)	15,361	10,752

Total capitalisation (5)	27,215	19,050

(1)	Translated at the noon buying rate on 30 June 2004 of A$1.00 = US$0.70.

(2)	Includes the current portion of long term debt.

(3)	Minority interests are not classified as shareholders’ equity under USGAAP.

(4)	Total shareholders’ equity under USGAAP is A$15,291 million. Refer to note 30 to our financial statements.

(5)	Total capitalisation consists of short term debt, long term debt and shareholders’ equity, including minority interests.

(6)	On 12 August 2004, we declared a dividend of A$0.13 per ordinary share payable on 29 October 2004.

(7)	On 24 November 2003, we completed an off-market share buy-back of 238,241,174 ordinary shares as part of our ongoing capital management program. The ordinary shares were bought back at A$4.20 per share comprising a fully franked dividend component of A$2.70 per share and a capital component of A$1.50 per share. The Commonwealth of Australia did not participate in the share buy-back. The shares bought back were subsequently cancelled, reducing the number of fully paid ordinary shares on issue. In total, 1.85% of our total issued ordinary shares or 3.71% of our non Commonwealth owned ordinary shares, were bought back.

(8)	No interest-bearing liabilities are guaranteed by third parties. All of our interest-bearing liabilities were unsecured, except for finance leases which are secured, as the rights to the leased assets revert to the lessor in the event of default.

(9)	Our current and non current cross currency swap hedge receivables are included in short term and long term respectively.

Telstra Corporation Limited and controlled entities

Operating and Financial Review and Prospects

Cash assets at 30 June 2004 were A$687 million, compared with A$1,300 million at 30 June 2003 and A$1,070 million at 30 June 2002. At 30 June 2004, our total interest-bearing liabilities (debt) were A$11,854 million. After deducting cash assets, net debt at 30 June 2004 is A$11,167 million, compared with A$10,972 million at 30 June 2003 and A$12,268 million at 30 June 2002.

Approximately 30% of our total debt consisted of A$ denominated borrowings, with the balance sourced from a variety of foreign currency markets. Our current interest-bearing liabilities that mature in less than 12 months amount to A$3,077 million (including current cross currency swap hedge receivables of A$169 million), representing approximately 26% of our total debt. This predominantly comprised of three main components, namely commercial paper of A$869 million, loans of A$2,096 million and Telstra bonds of A$273 million maturing within the fiscal 2005 year. For a summary of the maturity profile of our debt, see note 16 to our financial statements.

As at 30 June 2004, we have access to A$525 million and US$200 million of committed standby bank lines. These comprise bilateral arrangements with eight major banks that fall due for renewal at various times throughout the year. We have four commercial paper programs with a total nominal borrowing capacity of A$2 billion, US$4 billion, Euro 4 billion and NZ$0.25 billion (the NZ$ facility is technically unlimited but we estimate a practical limit of around NZ$0.25 billion based on the capacity of the New Zealand market). In each case, we issue commercial paper through dealers on a best endeavour basis. Our commercial paper facilities are not committed and do not provide guaranteed access to funds. As at 30 June 2004, we had drawn down A$575 million of our A$, US$57 million of our US$ and NZ$240 million of our NZ$ commercial paper facilities.

Other than borrowings in foreign currency specifically held as hedges against foreign currency assets, foreign currency borrowings are fully hedged at drawdown to A$ equivalents using cross currency swaps. Our foreign currency exchange risk is managed centrally by our treasury department, which is part of our Finance & Administration business unit. For additional information regarding our foreign currency position, the management of our foreign currency exchange risk and interest rate profiles, see “Quantitative and qualitative disclosures about market risk”, and notes 16 and 29 to our financial statements.

Our current liabilities are typically in excess of our current assets, in common with most international telecommunications companies. We had negative working capital of A$2,249 million at 30 June 2004, A$77 million at 30 June 2003 and A$1,855 million at 30 June 2002. We define our working capital as the difference between current assets and current liabilities. We believe that our negative working capital position does not create a liquidity risk because we can delay the timing of our discretionary capital expenditure should cash inflows from our diverse customer base diminish at any point in time. Also, our commercial paper programs and standby bank lines provide us with additional sources of liquidity should the need arise.

In fiscal 2004, the increase in negative working capital to A$2,249 million reflects the impact of lower cash assets held and an increase in short term debt, reflecting an increase in long term debt now due to mature by the end of fiscal 2005. In fiscal 2003, our negative working capital decreased compared to fiscal 2002, largely due to a change in an Australian Accounting Standard relating to provisions. In fiscal 2002, we provided A$1,415 million for dividends relating to that fiscal year but which were declared after the 30 June 2002 reporting date. Under the revised Australian Accounting Standard, we are no longer able to provide for dividends until they are declared, which continues to occur after the end of the fiscal year. For fiscal 2003 and subsequent reporting periods, as our final dividend payment is made post year-end, working capital will be affected by the raising of a provision on the declaration date of the dividend rather than June of each fiscal year.

In fiscal 2004, net cash provided by operating activities amounted to A$7,433 million, compared with A$7,057 million in fiscal 2003 and A$7,098 million in fiscal 2002. Cash generated from operations continue

Telstra Corporation Limited and controlled entities

Operating and Financial Review and Prospects

to be our primary source of liquidity. We did not undertake any new significant long term debt borrowings during fiscal 2004. Maturing long term debt of A$679 million was funded by cash flow from operations and a reduction in the holdings of liquid investments. Strong operational cash flows also provided funding for capital expenditure, dividend payments to our shareholders and funding of the share buy-back undertaken in November 2003.

In June 2004, our Board of directors announced that it had undertaken a review of the Company’s capital management strategy. Based on this review, we expect future cash flows from operations to remain strong and additional returns to be provided to our shareholders. On 12 August 2004, we disclosed the intention to pay a fully franked special dividend as part of the interim dividend in fiscal 2005, and the intention to undertake an off-market share buy-back which will be completed by the end of November 2004. Refer to “Overview of key factors affecting our business and financial performance – Outlook” for further details on our capital management policies. We anticipate continued strong cash flows from operations to moderate the extent to which these capital management initiatives will impact on the fiscal 2005 funding requirement. Capital expenditure will continue to be financed from our cash flow from operations. Maturing long term debt of A$2,376 million in fiscal 2005 is expected to be refinanced principally by new long term borrowings from domestic and international capital markets. A small reduction in liquid assets and an increase in short term debt is also anticipated in fiscal 2005.

On 8 July 2004, we issued Euro 500 million (A$850 million) in 10 year fixed rate bonds to replace a component of this maturing debt and fund working capital requirements. Funds were received on 15 July 2004. This borrowing was swapped into A$ through to maturity at the time of issue in line with the existing policy.

In June 2004, our long term credit ratings were lowered by the major ratings agencies; Standard & Poor’s to A+, Moody’s Investors Service to A1 and Fitch Ratings to A+. All these major ratings agencies have assigned a stable outlook on their respective rating. The movement followed a review of existing ratings in light of the revised capital management initiatives and took account of the domestic telecommunications market. Notwithstanding these reviews, our credit rating remains strong and amongst the strongest within the global telecommunications sector. Ratings are not a recommendation to purchase, hold or sell securities, and may be changed, superseded or withdrawn at any time.

Cash flow information

Table 27 provides information regarding our cash flows and liquidity during the three-year period.

Table 27 – Cash flow

	Year ended 30 June
	2004		2003		2002		2004/2003	2003/2002
			(in millions)				(% change)
Net cash provided by operating activities		7,433		7,057		7,098	5.3	(0.6)
Net cash used in investing activities		(3,270)		(2,492)		(3,258)	31.2	(23.5)
Net cash used in financing activities		(4,776)		(4,317)		(3,817)	10.6	13.1

Net increase/(decrease) in cash	A$	(613)	A$	248	A$	23	(347.2)	978.3

Net cash provided by operating activities

Our primary source of liquidity is cash generated from our operations. Net cash provided by operating activities includes income tax paid, GST received, paid and remitted to the Australian Taxation Office, interest paid and interest received.

Telstra Corporation Limited and controlled entities

Operating and Financial Review and Prospects

During fiscal 2004, net cash provided by operating activities increased by A$376 million, or 5.3% compared with fiscal 2003. Growth in receipts from trade and other receivables of A$443 million, and a decline in payments to suppliers and employees of A$104 million and borrowing costs paid of A$153 million were the main drivers of the movement. The increase was predominantly due to improvements in working capital and a reduction in interest paid from lower debt levels. Offsetting this increase to some extent was the rise in income tax paid of A$320 million due to a higher tax instalment rate, driven by lower tax depreciation levels.

During fiscal 2003, net cash provided by operating activities decreased by A$41 million, or 0.6% compared with fiscal 2002. This decrease was mainly attributable to net cash from operating activities in fiscal 2002 being impacted by higher interest payments from an early swap closure associated with the early repayment of TelstraClear’s bank debt and the restructure of some of our corporate held debt. Growth in revenue receipts from customers in fiscal 2003 was offset by increased supplier, employee and tax payments.

Net cash used in investing activities

Net cash used in investing activities represents amounts paid for capital assets and investments, offset by cash receipts from the sale of capital assets and investments. During the three-year period we committed a substantial amount of capital and other resources to upgrade and rationalise our network infrastructure and improve a number of our systems. However, the level of operating capital expenditure has declined over the three-year period.

Table 28 – Net cash used in investing activities

	Year ended 30 June
	2004		2003		2002		2004/2003	2003/2002
			(in millions)				(% change)
Switching		298		376		661	(20.7)	(43.1)
Transmission		378		378		416	—	(9.1)
Customer access		844		959		929	(12.0)	3.2
Mobile telecommunications networks		416		449		255	(7.3)	76.1
International assets		192		193		233	(0.5)	(17.2)
Capitalised software		452		583		559	(22.5)	4.3
Other		507		426		553	19.0	(23.0)

Operating capital expenditure		3,087		3,364		3,606	(8.2)	(6.7)
Less: capitalised interest		(74)		(105)		(115)	(29.5)	(8.7)

Capital expenditure (excluding capitalised interest)		3,013		3,259		3,491	(7.5)	(6.6)
Add: patents, trademarks and licences		2		2		—	—	—
Add: investments		668		71		171	840.8	(58.5)

Capital expenditure (excluding capitalised interest) and investments		3,683		3,332		3,662	10.5	(9.0)
Sale of capital assets and investments		(413)		(840)		(404)	(50.8)	107.9

Net cash used in investing activities	A$	3,270	A$	2,492	A$	3,258	31.2	(23.5)

Capital expenditure (including interest, and patents, trademarks and licences) and investments	A$	3,757	A$	3,437	A$	3,777	9.3	(9.0)

Our operating capital expenditure declined over the three-year period predominantly due to the continued tight control over our capital expenditure program resulting from process efficiencies. In fiscal 2004, our operating capital expenditure decreased by 8.2% to A$3,087 million. The key areas of movement in operating capital expenditure for fiscal 2004 included:

Telstra Corporation Limited and controlled entities

Operating and Financial Review and Prospects

•	lower domestic switching expenditure due to reduced demand for traditional wideband technology services and a more efficient utilisation of existing infrastructure to support high speed products and capacity to meet customer demand. Underpinning the reduction is the continued trend in delivering services utilising broadband technology alternatives;

•	decreased expenditure on the Customer Access Network (CAN), mainly due to the increased efficiency of our network resulting from the combined broadband and narrowband program. This reduction has been achieved in part due to an improved focus on pro-active work programs and improved processes resulting in lower unit costs and reduced held orders, as well as more targeted technology deployment. Offsetting this reduction to some extent is the increase in demand for new estates and redevelopment programs, particularly in regional areas and the increased demand for ADSL broadband technology;

•	decreased expenditure in mobile technologies as the current CDMA 1xRTT deployment program and government sponsored works near completion. In fiscal 2004, we also completed the majority of customer demand capacity and core installation requirements for mobile data bearer networks. Offsetting this reduction was the once off purchase of the EVDO equipment. This broadband-like wireless service creates “Hot Regions” of high speed data in capital cities, key regional cities and all major airports; and

•	expenditure on software development has reduced primarily due to the reclassification of prior year expenditure to other items, and improvements in productivity and reduced cycle times. Expenditure in the prior year included the rollout of some significant projects such as an amalgamation of the field workforce systems.

In fiscal 2003, our operating capital expenditure decreased by 6.7% to A$3,364 million compared with fiscal 2002. The decrease was in most capital expenditure areas, with the exception of expenditure on our mobile telecommunications network. The key areas of movement in capital expenditure for fiscal 2003 compared with fiscal 2002 included:

•	lower domestic switching expenditure due to productivity gains from the use of higher capacity equipment installed to reduce unit costs together with reduced demand for traditional switched network services as customers shift to newer broadband related products; and

•	lower international capital expenditure due to the expiration of our Vietnam business co-operation contract in fiscal 2003.

These were partially offset by:

•	increased expenditure from the continuing rollout of new CDMA technology into all Australian capital cities;

•	increased expenditure on government sponsored programs such as the untimed local call tender and expansion in the coverage of the GSM network; and

•	increased CAN expenditure for the ADSL rollout and for the establishment of a proactive rehabilitation program for the minor rural segment.

In fiscal 2004, we acquired 100% of the share capital of the Trading Post Group and other minor controlled entities. As a result, we have significantly higher levels of expenditure for investments in fiscal 2004 of A$668 million, compared with A$71 million in fiscal 2003 and A$171 million in fiscal 2002.

Telstra Corporation Limited and controlled entities

Operating and Financial Review and Prospects

Over the three-year period, our principal cash investments included:

•	A$634 million (including cash acquired) for the acquisition of 100% of the share capital of the Trading Post Group in fiscal 2004;

•	A$31 million (including cash acquired) for the acquisition of a 100% ownership interest in the Cable Telecom (GB) Limited Group in fiscal 2004;

•	additional investments in FOXTEL of A$50 million in fiscal 2003 and A$42 million in fiscal 2002;

•	A$40 million for the acquisition of an additional 8.4% shareholding in TelstraClear in fiscal 2002, giving us a 58.4% ownership interest. This was followed by the acquisition of the remaining 41.6% shareholding for A$25 million in fiscal 2003;

•	A$17 million to acquire 100% of the share capital of CitySearch® Australia Pty Ltd in fiscal 2002; and

•	a A$40 million equity contribution to our associated entity, AJC in fiscal 2002.

In addition, in June 2002, we acquired the remaining 40% shareholding in CSL as part of our redemption of a convertible note from PCCW. Refer to “International business ventures” for further details on this non-cash transaction.

On 19 July 2004, we finalised our acquisition of 100% of the issued share capital of KAZ. We paid 40 cents per share via a scheme of arrangement, resulting in the payment of cash consideration of A$333 million. This transaction will be included in our expenditure for investments in fiscal 2005.

During the three-year period, our sale of capital assets and investments has been impacted by the following significant items:

•	the sale of our 22.6% shareholding in IBMGSA for A$154 million in fiscal 2004;

•	the sale of our 20.4% shareholding in MGTI for A$50 million in fiscal 2004; and

•	the sale of 7 office properties for gross proceeds of A$570 million in fiscal 2003.

We expect to incur future capital expenditure in the following areas:

•	meeting on-going customer demand for existing products and services, whilst ensuring service levels are maintained or improved;

•	developing new products and services to meet the changing needs of our customers;

•	asset lifecycle management;

•	providing additional coverage and depth on our digital GSM and CDMA mobile networks;

•	upgrading our customer access network;

•	further development of our broadband and online infrastructure to meet future growth;

•	providing telecommunications services to rural and remote areas;

•	internal business support infrastructure to ensure continued productivity improvements, operational efficiencies and customer relationship process improvements; and

•	investment in or acquisition of enterprises that complement and fit with our strategies including the joint operation and future development of a 3G radio access network.

We expect that our cash flow from operating activities and available borrowings will be sufficient to meet our anticipated capital expenditure and investment requirements.

Telstra Corporation Limited and controlled entities

Operating and Financial Review and Prospects

Net cash used in financing activities

Our net cash flow used in financing activities increased by A$459 million to A$4,776 million in fiscal 2004. This increase was mainly due to the share buy-back transaction undertaken and the funding provided to acquire REACH’s loan facility.

On 24 November 2003, we completed an off-market share buy-back of 238,241,174 ordinary shares as part of our ongoing capital management program. The cost of the share buy-back comprised purchased consideration of A$1,001 million and associated transaction costs of A$8 million. In addition, we bought out, with our co-shareholder PCCW, a loan facility owed by REACH and its controlled entity, Reach Finance Limited. Our share of the payment amounted to A$226 million. These increases were partly offset by a net reduction in the repayments of borrowings. This net reduction was attributable to the decrease in other loans arising from the maturity of US$300 million commercial paper and a decrease in the level of repayments of Telstra bonds arising from the timing of their maturity.

In fiscal 2003 and 2002, we experienced net outflows from financing activities of A$4,317 million and A$3,817 million respectively. We utilised operating cash flows to reduce the level of our external borrowings, which increased during fiscal 2001 to fund our investments in the Asia-Pacific region. In addition, we increased our dividend payments in fiscal 2003 compared with fiscal 2002 as we paid an additional 3 cent special interim dividend in fiscal 2003. Refer to “Liquidity and capital resources” for details of our financing arrangements and debt balances.

Telstra Corporation Limited and controlled entities

Operating and Financial Review and Prospects

Contractual obligations and commercial commitments

In the ordinary course of business we enter into long term agreements for the supply of products and services to support our business needs. Whilst the liability under these agreements only arises on supply, we have a commitment to acquire the particular products and services. In addition, we are obligated to meet our long term debt requirements.

Table 29 – Contractual obligations and commercial commitments as at 30 June 2004

	Amount of expiration per period
	Total
	amounts		Within		Within		Within		Within		Within		After
	committed		1 year		1 - 2 years		2 - 3 years		3 - 4 years		4 - 5 years		5 years
	(in millions)
Capital commitments in relation to:
Information technology		149		100		34		6		3		3		3
Other capital expenditure		416		411		3		1		1		—		—

Total capital expenditure commitments		565		511		37		7		4		3		3
Expenditure commitments in relation to:
Non-cancellable operating leases		1,403		311		245		182		153		139		373
Finance leases		17		6		6		2		2		1		—
FOXTEL commitments		2,075		195		175		164		160		107		1,274
Information technology services		241		174		37		27		1		1		1
Other expenditure commitments		520		212		44		37		32		24		171

Total expenditure commitments (excluding capital commitments)		4,256		898		507		412		348		272		1,819

Total contractual obligations and commercial commitments		4,821		1,409		544		419		352		275		1,822

Long term debt obligations:
Long term debt obligations (including current obligations of long term debt) (1)		11,023		2,372		1,097		401		1,411		594		5,148
Unamortised discount (1)		(60)		(3)		(3)		(1)		(3)		(3)		(47)

		10,963		2,369		1,094		400		1,408		591		5,101

Total contractual obligations and commercial commitments (including long term debt obligations)	A$	15,784	A$	3,778	A$	1,638	A$	819	A$	1,760	A$	866	A$	6,923

(1)	Our long term debt obligations (including the current portion of long term debt) excludes our cross currency swap hedge position. In addition, it excludes our finance leases as these commitments are included separately in the above table. Additional details of the split of our long term debt obligations are provided in note 16 to our financial statements. Refer to “Liquidity and capital resources” for further discussion on our debt obligations.

In fiscal 2004, our contractual obligations and commercial commitments of A$4,821 million decreased significantly from A$6,362 million in fiscal 2003, mainly due to the sale of our interest in IBMGSA (see “Related party transactions – IBMGSA” for further details). As part of the sale agreement, we modified our 10 year contract with IBMGSA to provide IT services and as a result, we were released from our expenditure commitments at a cost of A$130 million. As at 30 June 2003, our expenditure commitments to IBMGSA amounted to A$1,596 million, split between capital commitments (IT) of A$507 million and IT services of A$1,089 million. As at 30 June 2004, we have no significant expenditure commitments to IBMGSA.

Our IT expenditure commitments relate to various capital commitments for our software and hardware requirements.

Telstra Corporation Limited and controlled entities

Operating and Financial Review and Prospects

Other capital expenditure commitments predominantly relate to expenditure to which we have committed with external parties for building and improving our networks and enhancing our network software.

Our non-cancellable operating lease commitments relate to lease agreements we have entered into for the following purposes:

•	rental of land and buildings, over an average term of 7 years, including our operating leases entered into over the 7 office properties sold in fiscal 2003;

•	rental of motor vehicles, caravan huts and trailers and mechanical aids over an average term of between 4 and 12 years, depending on the type of vehicle; and

•	rental of personal computers and related equipment over an average term of 3 years.

In addition to these non-cancellable operating leases, we also have commitments under cancellable operating leases of A$375 million. These leases relate mainly to the lease of IT equipment, motor vehicles and leased assets used in the supply of desktop services to our customers.

Our finance lease commitments of A$17 million relate to leases for IT equipment to support our client requirements, for managed services solutions.

In addition to these finance lease commitments, we have previously entered into US finance leases with several entities incorporated in the Cayman Islands (see note 20 to our financial statements for further details). These finance lease commitments relate to leases of communications exchange equipment, with an average term of 12 years.

The FOXTEL commitments relate to our 50% share of the FOXTEL partnership’s commitment to acquire subscription television programming that is subject to minimum subscriber guarantee levels. These minimum subscriber payments fluctuate in accordance with price escalation/reduction formulas contained in the agreements. Included in these commitments is A$462 million in relation to satellite capacity to meet growing digital television requirements.

Due to the joint and several nature of the FOXTEL partnership agreements, we are contingently liable to the extent of our FOXTEL partners’ share of these commitments should FOXTEL and/or the other FOXTEL partners default on their payment obligations under these agreements.

IT service contracts (non-capital) arise, as a result of our entering into contracts for the maintenance and support of our software and hardware. These service contracts amounting to A$241 million vary in length and cover all facets of our business needs.

Our other expenditure commitments include the following items:

•	expenditure commitments of A$210 million over the next 13 years in relation to CSL’s acquisition of a new 3G spectrum license in October 2001;

•	commitments for general maintenance and other expenditure in our voice and mobility area amount to A$95 million;

•	guaranteed commissions payable to mobile phone dealers until December 2004 of A$26 million; and

•	commitments relating to naming rights of A$33 million.

Under the International Services Agreement Australia (AISA) signed with REACH, we are committed to the purchase of switched voice, international transmission and global Internet access services to meet 90% of our annual capacity requirement. Our purchases vary each fiscal year depending on our capacity needs. We have no contractual fixed or minimum quantity purchase obligation with REACH for fiscal 2005 and

Telstra Corporation Limited and controlled entities

Operating and Financial Review and Prospects

subsequent reporting periods, however we are committed to the purchase of 90% of our annual requirement until 31 December 2010. During the three-year period, our purchases from REACH for both the purchase of, and entitlement to, capacity and connectivity services were A$227 million in fiscal 2004, A$506 million in fiscal 2003 and A$788 million in fiscal 2002.

Off balance sheet arrangements

Indemnities, performance guarantees and financial support

As at 30 June 2004, we have provided indemnities, performance guarantees and financial support to various entities. The features and counterparties involved in these are disclosed in detail in note 21 to our financial statements.

Derivative contracts

We maintain a portfolio of derivative contracts to enable us to manage risks of the business, the nature of which are forward foreign currency contracts, cross currency swaps and interest rate swaps.

The principal value of our interest rate swaps and cross currency swaps is not consolidated in our statement of financial position under AGAAP. The net notional principal amount and net fair value of our interest rate swaps are A$1,039 million and A$192 million respectively at 30 June 2004. Our accrued interest payable on the interest rate swaps is included within current payables in our statement of financial position, amounting to A$25 million. At 30 June 2004, we had a net interest rate swap position of pay fixed. Therefore, on a net basis, we receive interest on the interest rate swaps at variable rates and pay interest on the interest rate swaps at fixed rates, resulting in our exposure to interest rate movements being hedged. The net fair value of A$192 million represents the market value of both the fixed and floating components of our interest rate swaps.

The net notional principal amount of the payable leg of our cross currency swaps is A$8,311 million and the net fair value was A$79 million. The hedge receivables and hedge payables arising from our cross currency swaps entered to hedge our foreign currency borrowings amounts to A$9 million net (including accrued interest). This carrying amount is recorded in non current interest-bearing liabilities, current receivables and non current receivables in our statement of financial position under AGAAP.

The nature, business purposes and importance of our derivative instruments is discussed in note 29 to our financial statements.

Share trusts

We own 100% of the equity of Telstra ESOP Trustee Pty Ltd and Telstra Growthshare Pty Ltd, the corporate trustees for the Telstra Employee Share Ownership Plan Trust (TESOP97), the Telstra Employee Share Ownership Plan Trust II (TESOP99) and the Telstra Growthshare Trust. These trusts have been established to administer our employee share plans as described in note 19 to our financial statements.

We incur expenses on behalf of TESOP97 and TESOP99 in relation to administration costs of these trusts. We also provide all of the funding to the Telstra Growthshare Trust to enable it to purchase Telstra shares on market to underpin our employee share plan issues. Under AGAAP, we do not consolidate or equity account these trusts as we do not control or significantly influence them. Refer to note 1 to our financial statements for further information.

TESOP97, TESOP99 and the Telstra Growthshare Trust are considered to be variable interest entities under FASB Interpretation No. 46 revised December 2003 (FIN 46), “Consolidation of Variable Interest Entities”. We are considered to be the primary beneficiary of these trusts under FIN 46 and have consolidated them for USGAAP purposes. Refer to note 30(s) to our financial statements for further information.

Telstra Corporation Limited and controlled entities

Operating and Financial Review and Prospects

Superannuation commitments

Over the three-year period, we sponsored the following defined benefit schemes:

•	CSS, up until settlement on 17 June 2004;

•	Telstra Super; and

•	CSL Retirement Scheme.

Under AGAAP, the financial position of these schemes is not recorded in our statement of financial position.

On 17 June 2004, the Commonwealth paid Telstra Super A$3,125 million in settlement of obligations under the CSS. As part of the settlement arrangement, the Commonwealth assumed responsibility for past, present and future liabilities in respect of former and current Telstra employees who remain in the CSS. This money was owed to Telstra Super as a result of the transfer of our staff from the CSS to Telstra Super, either when the fund started in 1990, or when a subsequent opportunity to transfer arose in 1992. When the fund started in 1990, an agreement was struck whereby the money owed to Telstra Super would be paid to it over an extended period. The settlement of these payments in June 2004 was taxed at the rate of 15%.

Please refer to note 22 to our financial statements for details on our commitments and exposures in regard to superannuation schemes held for our employees in Australia and internationally.

Property leases

In fiscal 2003, we entered into a sale and leaseback transaction on a portfolio of 7 office properties for sales proceeds of A$570 million. Operating leases totalling A$518 million at that time were taken out over these properties. The non-cancellable operating leases for these 7 office properties are included within table 29 “Contractual obligations and commercial commitments”.

Related party transactions

The following discussion summarises our significant transactions with related parties, other than our controlled entities. For discussion on all our related party transactions, refer to note 27 to our financial statements.

REACH

In February 2001, we formed REACH, a 50:50 joint venture with PCCW, which merged our respective international infrastructure assets. REACH provides wholesale voice, data and Internet connectivity services in the Asia-Pacific region.

Upon the formation of the REACH joint venture, we agreed with our joint venture partner, PCCW, to enter into contractual arrangements with REACH for the provision of voice, data and Internet connectivity services. We use these services primarily in connection with our retail international telecommunications business. Initially under these arrangements, we agreed to purchase these services for a preliminary period as required, based on prices determined before the venture commenced.

We, together with PCCW, have been substantial acquirers of cross-border connectivity services supplied by REACH. We expect to continue to require these services to support our domestic businesses. Without access to these services we would potentially have short to medium term vulnerability.

The shareholders continue to focus on expanding the market and product opportunities for bandwidth. We have also entered into new arrangements, subsequent to the original, whereby we have committed to the purchase of switch voice, international transmission and global Internet services to meet 90% of our annual capacity requirement.

Telstra Corporation Limited and controlled entities

Operating and Financial Review and Prospects

During the three-year period, our purchases from REACH were A$227 million in fiscal 2004, A$506 million in fiscal 2003 and A$788 million in fiscal 2002. The purchases were made on normal commercial terms and conditions. The decrease over the three-year period is predominantly due to reduced demand and falling prices for capacity services. We made sales to REACH for international inbound call termination services, construction and consultancy of A$89 million in fiscal 2004, A$109 million in fiscal 2003 and A$115 million in fiscal 2002.

On 17 June 2004, we together with PCCW, bought out a loan facility previously owed to a banking syndicate by REACH and its controlled entity, Reach Finance Ltd. The original value of the syndicate bank facility was US$1,200 million and it was acquired for US$311 million by the REACH shareholders. Our share of the acquisition cost was US$155.5 million, which was recognised as a receivable. In addition, we have agreed with PCCW to provide a US$50 million revolving working capital facility to REACH to assist them in meeting their ongoing operational requirements. Our share of this facility is US$25 million. Drawdowns under this facility must be repaid at the end of each interest period and fully repaid by 31 December 2007. As at 30 June 2004, REACH had not made any drawdown under this facility. These arrangements provide REACH with greater flexibility and a more viable capital structure. It will also certify our ongoing ownership of this core infrastructure, ensuring that we have the continued capacity to meet our international carriage service requirements.

Our revalued component of the loan to REACH as at 30 June 2004 of A$226 million was recognised as a receivable in our statement of financial position. The loan earns interest equivalent to the 3 month US LIBOR rate plus an additional 2.5%. However, no interest accrues or is payable until after 17 December 2004. Otherwise, the terms of the loan remain the same as that of the original loan facility provided by REACH’s banking syndicate with full repayment of the principal due on 31 December 2010. We have provided for the non recoverability of the loan as at 30 June 2004 as we consider that REACH is not in a position to be able to repay the principal of the loan plus any accrued interest in the medium term.

On 25 April 2003, we agreed with PCCW to enter into capacity prepayment arrangements with REACH and certain of its subsidiaries whereby each joint venture partner contributed A$230 million (US$143 million) for the prepayment of capacity to be used in the future. The payments (which will be compounded to reflect the time value of money) are to be applied against the cost of the services and capacity supplied to the joint venture parties by REACH, as and when REACH has available surplus cash in accordance with a prescribed formula. Until REACH has such available surplus cash, we will continue to purchase capacity from REACH as required for its operations. REACH’s prices under these arrangements have been adjusted to levels we believe are in line with current market prices. The arrangements have regard to our future capacity needs and opportunities for growth.

The carrying value of the REACH capacity prepayment amounted to A$208 million as at 30 June 2004 and A$214 million as at 30 June 2003, and is recognised as a receivable in our statement of financial position. We have classified the capacity prepayment as non current as no draw down is expected in the next 12 months. Recoverability of this receivable revolves around REACH’s credit risk and the ability of REACH to provide future services to us. Since the restructure of REACH’s debt arrangements there is more certainty about its ability to successfully continue in business. In addition, the current restructure is also giving consideration to ways of improving the REACH business to secure its future through a profitable business model.

In fiscal 2003, we wrote down our investment in REACH by A$965 million to nil and suspended equity accounting. The write down occurred due to depressed conditions in the global market for international data and Internet capacity resulting in high levels of excess capacity, intense price competition and lower than expected revenues.

Telstra Corporation Limited and controlled entities

Operating and Financial Review and Prospects

FOXTEL

FOXTEL, our 50% owned subscription television joint venture, uses capacity on our HFC cable network. As part of the partnership arrangements, we are the exclusive long term supplier of cable distribution services for FOXTEL’s subscription television services in our cabled areas and we receive a share of FOXTEL’s cable subscription television revenues. Further details about our arrangements with FOXTEL are included in the “Information on the Company – Subscription television” section of this annual report.

On 9 January 2004, FOXTEL entered into a A$550 million bank facility arrangement to fund its full digital conversion and launch of new digital services. As part of this arrangement, we and FOXTEL’s other ultimate shareholders have entered into an Equity Contribution Deed (ECD) whereby FOXTEL is required to call on a maximum of A$200 million in equity contributions in certain specified circumstances. These equity contributions are based on ownership interests and, as a result, our maximum contingent liability is A$100 million. The ECD expires on 30 April 2009.

IBMGSA

On 28 August 2003, we sold our 22.6% interest in our associated entity IBMGSA. Proceeds from the sale of our investment amounted to A$154 million resulting in a profit before income tax expense of A$149 million recognised in fiscal 2004. As part of the disposal, we also modified a 10 year contract with IBMGSA to provide IT services. The modification to our service contract resulted in an expense of A$130 million being recognised in fiscal 2004 and the removal of A$1,596 million of expenditure commitments reported as at 30 June 2003.

During the period of ownership, our purchases from IBMGSA were A$73 million in fiscal 2004, A$413 million in fiscal 2003 and A$417 million in fiscal 2002. These amounts were for IT services resulting from the now modified 10 year service contract that commenced in July 1997. For the period of ownership, we outsourced our data centre operations and a proportion of our applications maintenance and enhancement activities to IBMGSA in accordance with this service contract.

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

Licensed telecommunications carriers in Australia have a responsibility for maintaining and implementing plans for the development of the Australian telecommunications supply and information industries. This annual plan is referred to as the Industry Development Plan and includes our planned research and development activities. Each year, the amount we report to the Government under our Industry Development Plan includes amounts expensed in the statement of financial performance and amounts capitalised into software and infrastructure assets. Items reported include:

•	research and development carried out directly by us in our research laboratories;

•	research and development expenditure contracted out by us, for which the resultant intellectual property is owned by the contractor;

•	research and development expenditure incurred in the development of certain software; and

•	support and other research and development expenditures.

For the purposes of this annual report, we estimate the amount of research and development expenditure incurred over the past year. The amount of the actual spending is not determined until the following December of each fiscal year. For fiscal 2002 spending based on the above classification was estimated to be A$160 million, which was later determined to be A$170 million. For fiscal 2003, we estimated spending of

Telstra Corporation Limited and controlled entities

Operating and Financial Review and Prospects

A$187 million, which later was determined to be A$240 million. For fiscal 2004, we are estimating we have spent A$165 million.

We included research and development operational expenses in our statement of financial performance of A$26 million in fiscal 2004, A$41 million in fiscal 2003 and A$28 million in fiscal 2002. These amounts do not include items we capitalise to software developed for internal use or our infrastructure assets and include only expensed amounts.

Segment information

Our business is organised and managed by business unit, as described under “Information on the Company – Organisational structure”.

Our reportable segments differs slightly from the way our business is organised and as at 30 June 2004 were:

•	Telstra Consumer and Marketing;

•	Telstra Country Wide;

•	Telstra Business and Government;

•	Telstra International;

•	Infrastructure Services;

•	Telstra Wholesale; and

•	Telstra Technology, Innovation and Products.

During fiscal 2004, we formed a new group being Telstra Technology, Innovation and Products. This brought together product development areas, network technologies, IT systems and the Telstra Research Laboratories.

During fiscal 2003, we re-organised our business and restructured the three pre-existing business units of Telstra Retail, Telstra Mobile and Telstra Country Wide. The scope of Telstra Country Wide was increased and two new groups were formed being Telstra Consumer and Marketing, and Telstra Business and Government. We also established a seperate group called BigPond, Media and Sensis, which comprised our broadband and online activities, as well as our directory business, Sensis, and our media activities. This is not yet a reportable segment as defined under both AGAAP and USGAAP, so is included in “Other”.

Our reportable segments as at 30 June 2002 were:

•	Telstra Retail;

•	Telstra Mobile;

•	Telstra International;

•	Infrastructure Services; and

•	Telstra Wholesale.

Our analysis of results by segment

In fiscal 2003, there was extensive changes made to our customer base as a result of reorganising our business and restructuring several segments. Therefore it was considered impracticable to restate our comparative information for fiscal 2002 to reflect the position as if our current business segments and segment accounting policies existed in that financial year. We are also unable to reconstruct our segments for fiscal 2004 and fiscal 2003 to be on the same basis as for fiscal 2002. In accordance with applicable accounting standards, both AGAAP and USGAAP, we have restated those individual disclosure lines that could be restated under the current structure for fiscal 2002. Refer to note 5 to our financial statements for details.

Telstra Corporation Limited and controlled entities

Operating and Financial Review and Prospects

We have discussed the operations of each current reportable segment separately and compared its segment data in fiscal 2004 with fiscal 2003 to provide meaningful year on year comparisons. However, due to the extensive restructures in fiscal 2003, we are unable to provide meaningful year on year comparisons for fiscal 2002. A detailed discussion and analysis of the changes in our operating revenue in each of our major product groups and our principal operating expense categories, is provided in “Operating revenue” and “Operating expenses” respectively.

Table 30 provides a summary of our sales revenue and EBIT for each of our business segments. For more information on our business segment results, including intersegment revenues, see note 5 to our financial statements.

Table 30 — Segment summary data

	Year ended 30 June
	2004		2003		2002(1)		2004/2003	2003/2002(1)
	(in millions)						(% change)
Sales revenue from external customers
Telstra Consumer and Marketing (2)		5,719		5,587		—	2.4	—
Telstra Country Wide (2)		5,224		5,057		—	3.3	—
Telstra Business and Government (2)		4,335		4,340		—	(0.1)
Telstra Retail		—		—		12,560	—	—
Telstra Mobile		—		—		3,501	—	—
Telstra International		1,301		1,471		1,497	(11.6)	—
Infrastructure Services		60		138		253	(56.5)	—
Telstra Wholesale		2,604		2,488		2,334	4.7	—
Telstra Technology, Innovation and Products		1		1		—	—	—
Other (3)		1,493		1,413		67	5.7	—
Eliminations		—		—		(16)	—	—

Total sales revenue	A$	20,737	A$	20,495	A$	20,196	1.2	1.5

Earnings (loss) before interest and income tax expense (EBIT) (4)
Telstra Consumer and Marketing (2)		3,331		3,300		—	0.9	—
Telstra Country Wide (2)		4,609		4,486		—	2.7	—
Telstra Business and Government (2)		3,118		2,985		—	4.5	—
Telstra Retail		—		—		7,278	—	—
Telstra Mobile		—		—		1,542	—	—
Telstra International		(34)		(954)		(56)	96.4	—
Infrastructure Services		(1,568)		(1,399)		(1,371)	(12.1)	—
Telstra Wholesale		2,649		2,547		2,076	4.0	—
Telstra Technology, Innovation and Products		(1,485)		(1,367)		—	(8.6)	—
Other (3)		(4,121)		(3,631)		(4,275)	(13.5)	—
Eliminations		61		(244)		1,022	125.0	—

Total EBIT	A$	6,560	A$	5,723	A$	6,216	14.6	(7.9)

(1)	In fiscal 2003, there was extensive changes made to our customer base. As a result, it was considered impracticable to restate our comparative information for fiscal 2002 to reflect the position as if our current business segments and segment accounting polices existed in that financial year. We are also unable to reconstruct our segments for fiscal 2004 and fiscal 2003 to be on the same basis as for fiscal 2002. Due to the extensive restructures, we are unable to provide meaningful year on year comparisons for fiscal 2002.

(2)	Sales revenue and EBIT do not reflect actual operating results achieved for Telstra Consumer and Marketing, Telstra Business and Government and Telstra Country Wide. For all three of these segments, our sales revenue associated with the activation of mobile handsets and the majority of costs of goods and services associated with our mobile revenues are allocated totally to the Telstra Consumer and Marketing segment. These allocations reflect management’s accountability framework and internal reporting system and accordingly no reasonable basis for allocation to the three segments exist.

Telstra Corporation Limited and controlled entities

Operating and Financial Review and Prospects

(3)	Sales revenue for our other segment relates primarily to revenue earned by our subsidiary Sensis Pty Ltd. In fiscal 2003, other revenue for this segment includes proceeds from the sale of 7 office properties of A$570 million. In fiscal 2004, segment result for this segment includes the provision for the non recoverability of the loan to REACH of A$226 million. The Asset Accounting Group is the main contributor to the segment result for this segment, which includes primarily depreciation and amortisation charges. The Asset Accounting Group centrally manages all of the Telstra Entity’s fixed assets, including network assets.

(4)	Most internal charges between business segments are charged on a direct cost recovery basis. EBIT reflects both internal and external charges.

Telstra Consumer and Marketing

Telstra Consumer and Marketing is responsible for serving metropolitan consumers and small business customers with Telstra’s full range of products and services including fixed, mobile and data, and subscription TV. The group is also responsible for the overall management of Telstra’s brands, advertising and sponsorships, the management of customer facing commercial operations, including front of house, Telstra shops and dealers, and implementing our product bundling initiatives.

Telstra Consumer and Marketing sales revenue increased by 2.4% to A$5,719 million in fiscal 2004, in its first full year of operations. The growth reflects the continued strong performance of mobile services, especially in data and prepaid usage. Strong growth in data and Internet was mainly driven by increased broadband customers, slightly offset by lower yields with Telstra’s new broadband plans. Despite intense competition in fixed line calling services, and migration to other products, fixed line revenues only declined slightly for this segment. FOXTEL bundled revenue significantly increased in fiscal 2004 off a low base in fiscal 2003 as this product was only introduced in January 2003.

Telstra Consumer and Marketing EBIT increased by 0.9% in fiscal 2004 as the revenue growth was offset to some extent by the growth in expenses. Expense growth resulted from an increase in labour costs driven by increased staff numbers to support the higher customer base and growth in FOXTEL bundling costs in line with its revenue increase. This was offset by decreased domestic and international network payments due to lower termination rates and the stronger A$.

Telstra Country Wide

Telstra Country Wide is responsible for providing telecommunications services to customers in outer metropolitan, regional, rural and remote parts of Australia.

Telstra Country Wide sales revenue totalled A$5,224 million in fiscal 2004. Sales revenue growth of 3.3% was achieved in fiscal 2004 predominantly due to solid growth in data and Internet services, fixed to mobile and mobiles revenue (due to the increased volumes and the number of services) and national long distance calls, as well as new revenue streams from subscription TV. This growth was partially offset by a reduction in basic access, local calling and international long distance revenues due to increased competitor activity and product substitutions.

Telstra Country Wide EBIT increased 2.7% compared with fiscal 2003 with solid growth in revenue, which was partially offset by increased costs. The main contributing factors to the increased costs in fiscal 2004 were increased volumes for calls terminating on other carrier’s networks and costs associated with new subscription TV revenue streams.

Telstra Business and Government

Telstra Business and Government serves our corporate, medium enterprise and government customers with the full range of Telstra products and services. It also includes customer care functions and certain product management groups.

Telstra Business and Government sales revenue totalled A$4,335 million in fiscal 2004. Sales revenue in fiscal 2004 remained flat compared with fiscal 2003 predominantly due to an environment of on-going price re-balancing initiatives and tough competition. Solid growth in fixed to mobile revenue in fiscal 2004 was

Telstra Corporation Limited and controlled entities

Operating and Financial Review and Prospects

achieved due to increased call volumes and growth in the number of mobile phone users in the Australian market and continued growth in Internet and IP Solutions related revenue. Basic access revenue increased in fiscal 2004 due to higher rental and subscription, however local call revenue, national long distance call revenue and international direct revenue decreased, mainly due to migration to other telecommunication solutions. Further contributions to sales revenue occurred in fiscal 2004 as a result of the acquisition of the United Kingdom based Cable Telecom (GB) Limited Group in February 2004 and the business assets of Powergen in October 2003.

Telstra Business and Government EBIT grew by 4.5% to A$3,118 million in fiscal 2004. This growth was driven by profits made on the disposal of our investments in IBMGSA and Commander Communications Limited.

Telstra International

Telstra International is responsible for managing our international investments, which provides a variety of products and services. These investments primarily include our operations in Hong Kong and New Zealand. Telstra International is also responsible for generating profitable growth by enhancing the value of our existing investments and participating in new growth opportunities mainly in the Asia-Pacific region. TelstraClear is reported as part of Telstra International for segment reporting purposes, even though it is included in Telstra Business and Government for internal management reporting purposes. Under AGAAP, the risks and returns of TelstraClear are considered to be similar to those of our international businesses and therefore we group TelstraClear with our international operations for segment reporting.

Telstra International sales revenue declined by 11.6% in fiscal 2004 mainly due to the decline in revenues from CSL that has been offset to some extent by increased revenues from TelstraClear. CSL revenues decreased due to the continued impact of aggressive pricing in the Hong Kong mobiles market and adverse foreign currency movements. TelstraClear has experienced revenue growth with significant new corporate customers obtained and from aggressive marketing in the consumer and small business markets.

Telstra International EBIT improved in fiscal 2004 mainly due to the write down of the carrying value of our investment in REACH and AJC to zero being included in fiscal 2003. As a result, we have suspended equity accounting for both entities. These write downs resulted in negative impacts to the fiscal 2003 segment result of A$965 million and A$24 million respectively.

Excluding our write downs in REACH and AJC, EBIT has remained consistent with fiscal 2003 for this segment. The decline in CSL as a result of price competition in the Hong Kong mobiles market (particularly in the local voice segment) and adverse foreign currency movements has been offset by the improved TelstraClear result as it continues to focus on increasing revenue, driving expense efficiencies and investing capital expenditure wisely.

Infrastructure Services

Infrastructure Services is responsible for the operational service, delivery and maintenance of Telstra’s fixed, mobile, IP and data networks. This includes voice and data, product and application platforms, and service management of the online environment. In addition, Infrastructure Services provides end-to-end project construction and integration of communications networks and systems for Telstra and other telecommunications companies.

Infrastructure Services sales revenue decreased in fiscal 2004 following a strong year in fiscal 2003. The fluctuation in sales revenue was primarily impacted by declining offshore construction revenue and the short term cable recovery and recycling project. Offshore construction primarily relates to consolidated revenues from NDC, which declined in fiscal 2004 following the wind down of our international operations.

Telstra Corporation Limited and controlled entities

Operating and Financial Review and Prospects

The cable recovery and recycling project decreased in fiscal 2004 due to the winding down of work to recover and recycle disused copper cable.

Infrastructure Services’ EBIT is negative as this segment does not recover all costs it incurs on behalf of other segments. Cross segment charges were again minimised resulting in a lower EBIT in fiscal 2004. The declining offshore construction revenue and the short term cable recovery and recycling project also contributed to our decline. These have been partly offset by the continued decline in our labour costs and lower discretionary spending following the implementation of cost reduction initiatives.

Telstra Technology Innovation and Products

Telstra Technology Innovation and Products is responsible for the overall planning, design and construction management of our communication networks and associated systems to deliver IT solutions to support our products, services and customer support function. This segment is also responsible for product development and management. In addition, it also includes the office of the Chief Information Officer and the Telstra Research Laboratories.

Telstra Technology, Innovation and Products’ EBIT is negative as this segment does not recover costs it incurs on behalf of other segments. The increase in the negative EBIT in fiscal 2004 reflects the significant restructuring of the group to better align skills and capabilities to customer needs, as well as the renegotiation of important supplier contracts. Labour expenses were reduced as improved capitalisation methods were employed. Increases in service contract expenses reflect one time costs associated with the renegotiation of major supplier contracts including the modification to our IT services contract with IBMGSA that resulted in an expense of A$130 million being recognised. Accounting adjustments were lower in fiscal 2004 due to the improved labour capitalisation methodology employed. Increases in general and administrative costs in fiscal 2004 reflect leasing charges arising from the sale and leaseback of certain server assets as well as some increases in light, power and accommodation costs. Revenues for this segment is not a major contributor to EBIT.

Telstra Wholesale

Telstra Wholesale is responsible for the provision of telecommunications services, infrastructure sharing solutions and related services that are based on the Telstra networks and delivery systems to other carriers, CSPs and ISPs. It provides a wide range of products and services including fixed, wireless, data and Internet, transmission and IP, interconnection, access to our network facilities and retail/rebill products. During fiscal 2004, NDC was integrated into the Telstra Entity. As a result, Telstra Wholesale is now responsible for the sales and marketing functions of these operations.

Telstra Wholesale sales revenue increased by 4.7% primarily due to the growth in the number of local service customers and a significant increase in demand for broadband services. Fiscal 2004 saw a continuation of re-balancing initiatives and commercial negotiations which reduced prices across all wholesale revenue categories, whilst increasing basic access revenues. Wholesale intercarrier services revenue remained consistent with fiscal 2003. Continued growth in SMS interconnect revenue and mobile interconnection volumes, driven by mobile substitution and growth in the overall mobile market, was offset by reduced yields for these products. Revenue streams from a number of other transmission products were significantly impacted by aggressive price competition resulting from the infrastructure over-build that occurred in prior years. Data and Internet services revenue showed growth and was mainly driven by wholesale broadband offerings. The number of wholesale broadband subscribers grew by 213.2% during fiscal 2004.

Telstra Wholesale EBIT increased by 4.0% in fiscal 2004. Our growth in revenue has been partly offset by an increase in expenses. This was made up of an increase in Telstra Wholesale’s allocated share of domestic

Telstra Corporation Limited and controlled entities

Operating and Financial Review and Prospects

outpayments, offset by a significant reduction in volumes and cost for international voice traffic which was also assisted by an appreciating A$. A year on year increase in labour expense was attributable to the increase in staff driven by workloads to support significantly higher than planned volumes of access and broadband customers, as well as further development in, and the expansion of, the wholesale market. Total service contracts and agreements increased due to the renegotiation of customer contracts that included performance as well as compliance aspects. This is in line with the revenue growth.

Telstra Corporation Limited and controlled entities

Directors, Management and Employees

Directors

As at 18 October 2004, our directors were as follows:

			Year of initial	Year last
Name	Age	Position	appointment	re-elected (1)
Donald G McGauchie	54	Chairman	1998	2003
John T Ralph	72	Deputy Chairman	1996	2003
Zygmunt E Switkowski (2)	56	Chief Executive Officer, Managing Director	1999	—
Samuel H Chisholm	65	Director	2000	2002
Anthony J Clark	65	Director	1996	2002
John E Fletcher	53	Director	2000	2003
Belinda J Hutchinson	51	Director	2001	—
Catherine B Livingstone	49	Director	2000	2002
Charles Macek	57	Director	2001	—
John W Stocker	59	Director	1996	2003

(1)	Other than the chief executive officer, one third of directors are subject to re-election by rotation each year.

(2)	On 27 August 2003, the Telstra Board of Directors re-appointed the chief executive officer, Zygmunt E Switkowski, for a further term until 31 December 2007.

A brief biography for each of the directors as at 18 October 2004 is presented below:

Donald G McGauchie - AO
Age 54
Chairman appointed 20 July 2004
Director since September 1998

Director, Reserve Bank of Australia, National Foods Limited, James Hardie Industries NV and Nufarm Limited. Mr McGauchie has had extensive commercial and public policy experience, having previously held several high level advisory positions to Government, including the Prime Minister’s Supermarket to Asia Council, the Foreign Affairs Council and the Trade Policy Advisory Council. Mr McGauchie was Chairman of Woolstock Australia Limited from 1999-2002 and President of the National Farmers Federation from 1994-1998. He is a partner in C&E McGauchie - Terrick West Estate.

John T Ralph - AC, FCPA, FTSE, FAICD, FAIM, FAusIMM, Hon LLD (Melbourne & Queensland), DUniv(ACU)

Age 72
Deputy Chairman
Director and Deputy Chairman since October 1996, Interim Chairman 14 April 2004 – 20 July 2004

Chairman, Commonwealth Bank of Australia and Australian Foundation for Science; Director, Australian Farm Institute; Member, Board of Melbourne Business School; President, Scouts Australia, Victorian Branch and Patron of St Vincent’s Institute Foundation. Mr Ralph was formerly Chief Executive and Managing Director of CRA Limited and Director of BHP Billiton Ltd and BHP Billiton Plc.

Zygmunt E Switkowski - BSc (Hons), PhD, FAICD
Age 56
Chief Executive Officer (CEO) and Managing Director
CEO and Managing Director since March 1999

Director of FOXTEL. Formerly Chief Executive Officer of Optus Communications Ltd and Chairman and Managing Director of Kodak (Australasia) Pty Ltd and Director of the Business Council of Australia.

Telstra Corporation Limited and controlled entities

Directors, Management and Employees

Samuel H Chisholm
Age 65
Director since November 2000

Chairman, FOXTEL (FOXTEL Management Pty Ltd, FOXTEL Cable Television Pty Ltd, Customer Services Pty Ltd). Director, Australian Wool Services Ltd and Victor Chang Cardiac Research Institute. Mr Chisholm was the Chief Executive and Managing Director of British Sky Broadcasting and Executive Director of The News Corporation (1990-1997). For 17 years previously he was Chief Executive and Managing Director of the Nine Network Australia Limited.

Anthony J Clark - AM, FCA, FAICD
Age 65
Director since October 1996

Chartered Accountant; formerly Managing Partner KPMG NSW (1992–1998); Chairman, Maritime Industry Finance Company Ltd and Cumnock Coal Limited; Deputy Chairman, Tourism Australia; Director, Amalgamated Holdings Ltd Group, Ramsay Health Care Ltd and Carlton Investments Ltd.

John E Fletcher – FCPA
Age 53
Director since November 2000

Managing Director and Chief Executive Officer of Coles Myer Ltd. Formerly Chief Executive and Managing Director of Brambles Industries Ltd. Mr Fletcher was employed by Brambles in various management positions for 27 years including an assignment in Europe.

Belinda J Hutchinson - BEc, FCA
Age 51
Director since November 2001

Director, Energy Australia Limited, QBE Insurance Group Limited, St Vincent’s and Mater Health Sydney Ltd and State Library of NSW. Consultant, Macquarie Bank Limited. Ms Hutchinson has a long association with the banking industry and has been associated with the Macquarie Bank since 1993. Ms Hutchinson was an Executive Director of Macquarie Bank and was previously a Vice President of Citibank Ltd.

Catherine B Livingstone – BA (Hons), FCA, FTSE
Age 49
Director since November 2000

Chairman, CSIRO and the Australian Business Foundation; Director, Sydney Institute and Macquarie Bank Limited; Member, Department of Accounting and Finance Advisory Board Macquarie University. Formerly Managing Director of Cochlear and Director of Goodman Fielder Ltd.

Telstra Corporation Limited and controlled entities

Directors, Management and Employees

Charles Macek - BEc, MAdmin, FSIA, FAICD, FCPA, FAIM
Age 57
Director since November 2001

Chairman, Sustainable Investment Research Institute Pty Ltd and Financial Reporting Council (FRC); Director, Vertex Capital Pty Ltd, Williamson Community Leadership Program Ltd and Wesfarmers Ltd; Victorian Councillor, Australian Institute of Company Directors. Former roles include 16 years as Founding Managing Director and Chief Investment Officer and subsequently Chairman of County Investment Management Ltd. He was also formerly Chairman and Director of IOOF Holdings Ltd and Centre for Eye Research Australia Ltd and Director of Famoice Technology Pty Ltd. Mr Macek has had a long association with the finance and investment industry.

John W Stocker - AO, MB, BS, BMedSc, PhD, FRACP, FTSE
Age 59
Director since October 1996

Chairman, Sigma Company Ltd; Director, Cambridge Antibody Technology Group plc, Circadian Technologies Ltd and Nufarm Ltd; Principal, Foursight Associates Pty Ltd. Formerly Chief Scientist, Commonwealth of Australia and Chairman of Grape and Wine Research and Development Corporation.

On 1 September 2004, Samuel Chisholm announced that he would be retiring as a Director at the Company’s annual general meeting on 28 October 2004.

During the year ended 30 June 2004, the following directors resigned:

•	Robert C Mansfield resigned as Director and Chairman on 14 April 2004; and

•	William A Owens resigned as a Director on 6 May 2004.

A brief biography for each of the former directors is presented below:

Robert C Mansfield - AO, BCom, FCPA
Age 53
Director since November 1999 and Chairman since January 2000. Resigned as Director and Chairman on 14 April 2004.

Chairman, CDS Technologies Pty Ltd; Director, Dimension Data Holdings plc, Westfield Management Limited and Westfield America Management Limited; formerly Chief Executive Officer of McDonald’s Australia Limited, Wormald International Limited, Optus Communications Limited and John Fairfax Holdings Limited.

William A Owens – BS Maths, BA, MA, MBA (Hons)
Age 64
Director since November 2001. Resigned as Director on 6 May 2004

Chairman and Chief Executive Officer, Teledesic LLC; Vice Chairman, ICO Global Communications (Holdings) Limited, Director; Polycom Inc, Viasat Inc, Microvision Inc, Symantec Inc, Metal Storm Limited, BAT Limited, Biolase Inc, Cray Inc, Nortel Networks, IDT Inc, WFI Networks Inc and TIBCO Inc. Former roles include President and Chief Operating Officer, Science Applications International Corporation (SAIC); Vice Chairman, US Joint Chiefs of Staff; Deputy Chief, US Naval Operations; Commander, US Sixth Fleet. Mr Owens has had a strong history in corporate management of broadband telecommunications, information technology and Internet applications.

Telstra Corporation Limited and controlled entities

Directors, Management and Employees

Senior executives

As at 18 October 2004, the senior executives who are not directors are:

		Year appointed to	Year appointed
Name	Position	a GMD position	to Telstra
Bruce Akhurst	Group Managing Director, Telstra Wholesale and Telstra Broadband & Media and Group General Counsel	1999	1996
Douglas Campbell	Group Managing Director, Telstra Country Wide	1992	1989
David Moffatt	Group Managing Director, Telstra Consumer and Marketing	2001	2001
Ted Pretty	Group Managing Director, Telstra Technology Innovation and Products	2000	1997
Michael Rocca	Group Managing Director, Infrastructure Services	2002	1968
Bill Scales	Group Managing Director, Regulatory, Corporate and Human Relations and Chief of Staff	2002	2000
John Stanhope	Group Managing Director, Finance & Administration and Chief Financial Officer	2003	1967
David Thodey	Group Managing Director, Telstra Business and Government	2001	2001

A brief biography of each of the senior executives who are not directors as at 18 October 2004 is as follows:

Bruce J Akhurst - LLB, BEc (Hons)

Bruce Akhurst has responsibility for our Wholesale business, our broadband business, including Internet service provider BigPond™, our advertising and directory business, Sensis and Telstra Media. Bruce sits on the boards of TelstraClear and FOXTEL and is chairman of Sensis. Within Telstra, he has management responsibility for our digital media strategy, which includes our investment in FOXTEL, and our broadband deployment and strategy. In addition, Bruce heads our Legal and Company Secretariat group and is Telstra’s Group General Counsel. Bruce joined Telstra as General Counsel in 1996 and became Group Managing Director in 1999. Before joining the Company, he was the Managing Partner at a national law firm.

Douglas C Campbell - BEng, FAICD

Doug Campbell was appointed Group Managing Director, Telstra CountryWide ® on 4 June 2000, and has over 30 years experience in the telecommunications industry both in Australia and Canada. Prior to his appointment with Telstra CountryWide®, Doug held the positions of Group Managing Director, Telstra Wholesale and International, and Group Managing Director, Carrier Services Business. He has also held the position of Group Managing Director, Network and Technology, and Group Managing Director, Consumer and Commercial. Before the merger of Telecom Australia and Overseas Telecommunications Commission in March 1992, Doug was Deputy Managing Director of Telecom Australia. Originally from Canada, Doug was President of Canadian National Communications.

Telstra Corporation Limited and controlled entities

Directors, Management and Employees

David Moffatt - BBus (Mgt), FCPA

David Moffatt was appointed Group Managing Director, Telstra Consumer and Marketing from 1 October 2003. The group’s activities encompass the provision of fixed and mobile communications, broadband and entertainment services to the Australian consumer and SME segments. The group also manages the Telstra Shop chain and our extensive national network of mobile phone dealers as well as our payphone services. David was previously Telstra Chief Financial Officer and Group Managing Director, Finance & Administration, a role he assumed in February 2001. Prior to joining the Company, David was Chief Executive Officer, General Electric – Australia and New Zealand. David is a board member of FOXTEL.

Ted N Pretty - BA, LLB (Hons)

Ted Pretty was appointed Group Managing Director of the Telstra Technology, Innovation and Products group effective from 1 October 2003 and has accountability for the design, development and evolution of our fixed, wireless and data networks, products and services. The group also encompasses all IT services and Telstra’s Research Laboratories. Ted is also on the boards of TelstraClear and KAZ Group Limited. Previously, Ted was Group Managing Director of the Telstra Consumer and Marketing group. Prior to this, Ted was the Group Managing Director, Telstra Retail. Ted has also held positions as Group Managing Director, Convergent Business and Managing Director, Telstra International. Before joining the Company in 1997, Ted gained extensive experience as a representative, director and key advisor to a number of international telecommunications companies.

Michael Rocca – MBA, DipEng, GAICD

Michael Rocca was appointed Group Managing Director of Infrastructure Services on 14 August 2002. This unit of about 18,000 Telstra staff as well as an extensive contract workforce, has the responsibility for providing design, installation and maintenance services to all of our Australian customers. Prior to his current assignment, Michael held a range of posts during his 36 year career including being Managing Director of a number of engineering and service organisations within the Company. In his role as Managing Director of Service Operations, he has led the group to achieve an enviable record in the area of delivering substantial customer service improvements, and cost reduction.

Bill Scales – AO, BEc, FIPAA

Bill Scales joined Telstra in November 2000 as Managing Director, Human Resources and Chief of Staff. He was appointed Group Managing Director, Corporate and Human Relations on 1 August 2002 responsible for the management of human resources, corporate and political relations, employee communications and Chief of Staff to the CEO. In December 2002, Bill took on additional responsibilities for regulatory affairs, and was appointed Group Managing Director, Regulatory, Corporate and Human Relations, and Chief of Staff. Prior to joining the Company, Bill was Secretary of the Victoria Department of Premier and Cabinet. For 6 years he was Chairman and CEO of the Industry Commission, and prior to that Chairman and CEO of the Automotive Industry Authority. Prior to his involvement with Governments, Bill held general management positions in the manufacturing sector.

Telstra Corporation Limited and controlled entities

Directors, Management and Employees

John Stanhope - B Com (Economics and Accounting), FCPA, FCA, FAICD, FAIM

John Stanhope was appointed to the role of Chief Financial Officer and Group Managing Director, Finance & Administration from 1 October 2003. He is responsible for finance, treasury, risk management and assurance, productivity, corporate services and billing. John previously served as Director, Finance. In this role, which he assumed in 1995, he contributed to T1 and T2, cost reduction programs, growth strategies, debt raising, capital management and organisational restructures. In 2003, John was elected as National President to the Group of 100 for a two year period. He was also appointed as a member of the CPA Australia’s Professional Education Board for a three year term and is Chairman of the Business Coalition for Tax Reform. John is a director of TelstraClear, REACH, CSL, Sensis and Telstra Super.

David Thodey - BA

David Thodey joined Telstra in April 2001 as Group Managing Director of Telstra Mobile. He was appointed to the position of Group Managing Director, Telstra Business and Government in December 2002 and is now responsible for the Company’s industry, government and business customers. Before joining the Company, David was Chief Executive Officer of IBM Australia/New Zealand and previously held several senior executive marketing and sales positions within IBM. David is the Chairman of TelstraClear and is also Chairman of KAZ Group Limited.

Business address

The business address for the Company and each of the above directors and officers is:

c/- the Company Secretary
Telstra Corporation Limited
Level 41, 242 Exhibition Street
Melbourne Vic 3000
Australia
Ph: +61(3) 9634 6400 or +61(8) 8308 1721 (Telstra Switch Board)

Emoluments for board members and senior executives

Non-executive directors’ remuneration

Salary & fees

Telstra directors are remunerated in accordance with our constitution, which provides for the aggregate limit for directors’ fees (under our constitution this includes salary, superannuation benefits and DirectShares) to be set and varied by approval of a resolution at the annual general meeting of shareholders. Our constitution provides that the allocation of salary, superannuation benefits and DirectShares among the directors within the pool limit shall be determined by the Board. The current pool approved by shareholders at the November 2003 Annual General Meeting is A$1,320,000 (2003: A$1,150,000). The actual fees and the amount of non-monetary benefits, retirement benefits and other amounts paid are disclosed below. Directors are required to take at least 20% of their fees in Telstra shares,which are purchased on market.

Non-monetary benefits

Directors receive reimbursement for reasonable travelling, accommodation and other expenses incurred in travelling to or from meetings of the Board or Committees, or when otherwise engaged on the business of the Company in accordance with Board policy. Telstra also provides directors with telecommunications and other services and equipment to assist them in performing their duties. From time to time, Telstra also makes products and services available to directors without charge to allow directors to familiarise

Telstra Corporation Limited and controlled entities

Directors, Management and Employees

themselves with our products and services and recent technological developments. To the extent we consider that this provides a personal benefit, this is included in the “non-monetary benefits” column in the table that follows.

Non-executive directors’ remuneration

					Equity	Post employment		Other
	Primary Benefits				compensation	benefits		compensation	Total
		Non-				Superannu-	Increase in	Payment of
	Salary &	monetary				ation	retirement	retirement
	fees	benefits (1)	Other		DirectShares	benefits	benefits	benefits
	(A$)	(A$)	(A$)		(A$)	(A$)	(A$)	(A$)	(A$)
Donald G McGauchie (2)	45,871	5,285	50,000	(3)	30,000	8,629	30,908	—	170,693
John T Ralph (4)	141,852	4,172	—		28,000	— (5)	78,896	—	252,920
Robert C Mansfield (6)	144,200	139	—		56,000	19,800	—	396,664	616,803
Samuel H Chisholm (7) (8)	—	—	—		—	—	—	—	—
Anthony J Clark	67,450	5,338	—		19,000	8,550	47,932	—	148,270
John E Fletcher	37,800	1,720	—		35,000	7,200	24,098	—	105,818
Belinda J Hutchinson	59,661	3,512	—		13,859	6,480	71,790 (9)	—	155,302
Catherine B Livingstone	67,450	3,607	—		19,000	8,550	30,004	—	128,611
Charles Macek	67,450	3,192	—		19,000	8,550	77,789 (9)	—	175,981
William A Owens (10)	46,154	—	31,529	(11)	30,000	—	—	74,083	181,766
John W Stocker	34,499	4,501	—		77,396	3,105	60,590	—	180,091

(1)	Includes the value of the personal use of products and services and other related fees.

(2)	Mr McGauchie was appointed Chairman on 20 July 2004.

(3)	This amount is paid to Mr McGauchie for membership of the Telstra Country Wide® Advisory Board. These fees are for contribution of services in addition to Board duties.

(4)	Mr Ralph was appointed as Interim Chairman from 14 April 2004 to 20 July 2004.

(5)	Under current superannuation legislation Mr Ralph does not receive superannuation benefits as he has passed his 70th birthday.

(6)	Mr Mansfield resigned from the Telstra Board on 14 April 2004.

(7)	Mr Chisholm has declined to receive directors fees.

(8)	Mr Chisholm receives fees of A$150,000 from Foxtel for services to them as Chairman of their Board.

(9)	Ms Hutchinson and Mr Macek this year became entitled to retirement benefits after passing the 2 year hurdle described under Retirement Benefits.

(10)	Mr Owens resigned from the Telstra Board on 6 May 2004.

(11)	Mr Owens, a US based director, received management consultancy fees of A$31,529 (paid in US dollars). These payments are not included when calculating the total aggregate remuneration pool. These fees are for contribution of services in addition to Board duties.

Equity compensation - DirectShare

As part of the overall remuneration strategy and to encourage a longer term perspective, directors are required to receive a minimum of 20% of their remuneration by way of restricted Telstra shares through the DirectShare Plan. The shares are purchased on market and allocated to the participating director at market price. The shares are held in trust for a period of 5 years unless the participating director ceases earlier with the Telstra Group. In accordance with our policy, directors may state a preference to increase their participation in the DirectShare Plan. Where this occurs, we may provide a greater percentage of directors’ fees in Telstra shares.

Directors are restricted from entering into arrangements which effectively operate to limit the economic risk of their security holdings in those shares allocated under the DirectShare Plan during the period the shares are held in trust.

Telstra Corporation Limited and controlled entities

Directors, Management and Employees

Superannuation

The directors may state a preference to increase the proportion of their fees taken as superannuation. Where this occurs, we may provide a greater percentage of directors’ fees as superannuation contributions, subject to normal legislative requirements in order to meet superannuation guarantee and other statutory obligations.

Retirement benefits

Telstra will not provide retirement benefits for directors appointed to the Telstra Board after fiscal 2002. However, non-executive directors appointed prior to that date are eligible to receive retirement benefits on retiring as a director with Telstra. Directors who have served 9 years or more are entitled to receive a maximum amount equal to their total emoluments in the preceding 3 years. Directors who have served less than 9 years but more than 2 years are entitled to receive a pro-rated amount based on the number of months served as a director.

The following table provides the estimated retirement benefit that each director would receive had they retired as a director of Telstra as at 30 June 2004:

		Estimated retirement sum
		as at 30 June 2004
Name	Position	(A$)
Donald G McGauchie	Chairman	145,277
John T Ralph	Deputy Chairman	371,735
Samuel H Chisholm (1)	Director	—
Anthony J Clark	Director	223,882
John E Fletcher	Director	90,535
Belinda J Hutchinson	Director	71,790
Catherine B Livingstone	Director	96,858
Charles Macek	Director	77,789
John W Stocker	Director	269,046

(1)	No estimated retirement benefit as fees have been declined by the director

Remuneration policy for the CEO & senior executives

The Nominations & Remuneration Committee (formerly the Appointments & Compensation Committee) is accountable for reviewing and recommending to the Board the remuneration arrangements for Telstra’s CEO and senior executives reporting to the CEO. The Committee compares both the structure of the remuneration package and the overall quantum on a periodic basis by comparison to other major corporations in Australia. Additionally, the Committee engaged an independent specialised remuneration consultant to provide advice to warrant that payments are in line with general market practice and are competitively placed to attract and retain the necessary talent for the critical work required in these roles. The Committee has met with the consultant as well as receiving reports from him.

The Committee has adopted a set of principles used to guide decisions related to the remuneration of the senior executives. Specifically, these principles are designed to link the level of remuneration of the CEO and senior executives with the financial and operational performance of the Company. The principles are that the arrangements are:

•	simple and easy to communicate;

•	transparent so that all elements are visible;

•	linked to the performance of the Company;

Telstra Corporation Limited and controlled entities

Directors, Management and Employees

•	differentiated based on individual performance;

•	market competitive to attract and retain talent;

•	fair and equitable; and

•	aligned with the achievement of the Company’s long term business objectives.

Linking rewards to performance

The CEO and senior executives are eligible for an annual short term incentive (STI) based on a range of Company financial, organisational and individual performance measures. The design of the STI plan was approved by the Telstra Board at the beginning of the financial year. The plan focuses on the Company financial performance measures of EBIT growth, revenue growth and, in the case of the CEO, return on investment. These measures represent 65% of the CEO’s “on target” incentive payment and 50% of the senior executives’ “on target” incentive payment. The remaining 35% of the CEO’s “on target” incentive payment is made up of measures of key Company customer service, employee opinion survey results and personal priorities determined by the Board. The remaining 50% of the senior executives’ “on target” incentive payment is based on achievement of their respective business unit financial performance measures (20%) and performance against individual pre-determined key result areas (30%).

The design of the incentive plan requires each measure to achieve a minimum performance level or “threshold” before any payment for that measure becomes eligible. If the minimum level is achieved, then 50% of the amount assigned to that measure becomes payable. Achievement of the “target” level for each measure will qualify 100% to be paid. Similarly, achievement of a stretch target or “cap” will qualify 200% to be paid. A sliding scale operates for any performance level in between threshold and cap. We are of the view that this provides a significant direct link of the senior executive’s remuneration to the performance of the Company.

At the end of the financial year, the Board assesses performance against these measures and determines the amount of the annual incentive payment based on overall performance against the plan. The CEO is not present during discussions, or involved in any of the decision making, on the structure or outcome of the annual incentive payment to him.

In the case of the CEO’s and senior executives’ long term incentive (LTI) plan, the relationship to Company performance is directly linked in two ways. Firstly, the vesting of any performance rights is dependant on the achievement of a market based performance hurdle, namely, the relative TSR ranking against the S&P ASX Top 200 (Industrials) (“Peer Group”). Secondly, the market value of the equity instruments will significantly impact the value derived by the CEO and senior executives, if and when they vest.

For the performance rights allocated in fiscal 2004 to achieve 50% of their vesting entitlement, the Telstra 30 day average total shareholder return (TSR) must exceed the 50th percentile of the 30 day average TSR performance of the companies comprising the Peer Group at allocation date, between the third and fifth anniversary of allocation.

Furthermore, performance rights vest on a performance scale. In order to achieve 100% of vesting entitlement of the performance rights, the TSR must exceed the 75th percentile of the Peer Group in Quarter 1 of the performance period or at least the 50th percentile in Quarter 1 and obtaining the 75th percentile in any of the remaining seven quarters. If the 50th percentile is not achieved in Quarter 1 then 50% of the allocation will lapse. The remaining 50% may vest if the 50th percentile is achieved during the remainder of the performance period.

Telstra Corporation Limited and controlled entities

Directors, Management and Employees

As part of its normal practice, the Board reviews the remuneration arrangements of the CEO and senior executives on a regular basis. As a result of this review, the Board has decided to change the structure and re-balance the arrangements for fiscal 2005. The major change is that the Board has decided to discontinue the Deferred Remuneration plan. Deferred remuneration was regarded as fixed remuneration subject to continued employment with Telstra for 3 years. Instead, the remuneration value normally attributed to deferred remuneration will be allocated evenly between fixed remuneration and the annual short term incentive.

Furthermore, whilst the actual payment made to the CEO and senior executives under the annual STI plan will continue to be measured against Company, business unit and individual performance, only half will be delivered in cash. The other half will be delivered as rights to Telstra shares which will vest in equal amounts over the next 3 years at 12 month intervals. The Growthshare Trust will purchase the shares on market and hold the rights in trust until they vest. The CEO and senior executives will not hold any beneficial interest in the shares until they are released by the Trust.

Dividends earned by the shares will not be earned by the CEO or senior executive but will be paid to the Trust. When shares vest to the CEO and senior executives the allocation is adjusted by the value of the dividends earned by those shares from the date of allocation to the vesting date. The Board is of the opinion that this will increase the focus on the performance of the Company and re-enforce the concept of share ownership by the CEO and senior executives in Telstra.

The Board has also approved a change to the Telstra Long Term Incentive (LTI) Plan for fiscal 2005. The LTI plan currently uses Telstra’s Total Shareholder Return (TSR) compared to a comparator group of companies comprising the S&P ASX Top 200 (Industrials) as the single performance measure. For allocations made under the LTI plan in fiscal 2005, 50% of allocations will be subject to the TSR performance measure and 50% will be subject to a new performance measure based on Telstra’s Earnings Per Share (EPS).

Vesting of performance rights under the TSR hurdle are subject to the same conditions as previous allocations and are described under the Long Term Incentive section below.

For the 50% of allocations to vest under the EPS hurdle, Telstra’s EPS must meet or exceed the target performance level of 5% annual compound growth for the 3 years prior to testing date. If Telstra’s EPS has grown annually by 10% compound for the same period, then an additional 50% allocation may vest. A linear vesting scale operates for performance between 5% annual compound growth and 10% annual compound growth.

The changes to the remuneration structure and arrangements for the CEO and senior executives incorporating the ceasing of the deferred remuneration plan results in an increase in fixed remuneration and an increase in the overall remuneration value of the STI. However, the Board are of the opinion that these changes are more in line with contemporary market practice and strengthen the performance link. In essence, a greater proportion of the total package for the CEO and senior managers is at risk and relies on Company performance meeting internal and external performance targets. The CEO and senior executives are able to earn significant rewards only if superior operational and organisational performance is achieved.

Remuneration Structure

Each element of the remuneration structure for the CEO and senior executives is described below:

•	Fixed Remuneration

Fixed remuneration is made up of guaranteed salary (including salary sacrifice benefits and fringe benefits tax for any salary sacrificed benefits elected by the individual) and superannuation. An individual’s fixed remuneration is generally set once a year as part of the Company wide

Telstra Corporation Limited and controlled entities

Directors, Management and Employees

remuneration review. In setting remuneration, the Nominations & Remuneration Committee has regard to advice provided by an independent remuneration consultant on roles in comparable groups of companies. Furthermore, a range of macro economic indicators are used to determine likely movements in broad salary rates.

The CEO and senior executives must contribute from their fixed remuneration to superannuation in accordance with legislative superannuation guarantee requirements. In addition, executives may state a preference to increase the proportion of their fixed remuneration taken as superannuation. Where this occurs, we may provide a greater percentage of their fixed remuneration as superannuation contributions, subject to normal legislative requirements in order to meet superannuation guarantee and other statutory obligations.

•	Deferred Remuneration

Telstra had a deferred remuneration plan, where the CEO and senior executives were provided part of their annual fixed remuneration in the form of rights to Telstra shares through the Telstra Growthshare Trust. The deferred remuneration plan supported Telstra’s operational and strategic plans through linking an element of the CEO’s and senior executives’ remuneration with sustained improvements in shareholder value. A deferred share was a right to acquire a share in Telstra subject to satisfying certain employment requirements. As deferred shares were allocated as deferred fixed remuneration, they had no performance hurdle other than the employment condition. In broad terms, if the CEO or a senior executive continued to be employed on the third anniversary of the effective allocation date, the deferred shares became vested deferred shares. The CEO and senior executives may exercise their existing vested deferred shares at the nominal exercise price of A$1.00 for all the deferred shares exercised on a particular day, irrespective of the number of deferred shares exercised. Upon resignation all deferred shares which have not become vested deferred shares will lapse. If the CEO or a senior executive retires, their existing deferred shares may become vested deferred shares and may be exercised at the discretion of the retiree. Where the CEO or a senior executive ceases employment for any other reason, the number of the deferred shares that become vested deferred shares may be adjusted taking into account the reduced period of service.

Telstra Growthshare purchased shares on market in accordance with the allocation of deferred shares and forward liabilities for all allocations. Telstra funded the proportion of shares that were purchased to underpin the allocation of deferred shares and treated these funds as an expense by the Company.

•	Short term incentive (STI)

The STI plan rewards the CEO and senior executives for meeting or exceeding specific key annual business objectives linked to the annual business plan, at the Company, business unit and individual level. The actual incentive for fiscal 2004 for members of this team ranged between 24.8% and 43.1% of their fixed remuneration, depending on the senior executive’s performance and accountabilities. These incentive payments represent a range of 46.0% to 73.8% of the targeted incentive payment. Measures and targeted achievement levels are reviewed each year to reflect changes in business priorities for the forthcoming year. Achievement above target for Company, business unit and individual measures will generally result in a higher payment. This is dealt with in more detail in the section titled “Linking rewards to performance”.

•	Long term incentive (LTI)

The CEO and senior executives participate in the LTI plan based on equity administered through the Telstra Growthshare Trust. The allocation for the senior executives for September 2003 was in the

Telstra Corporation Limited and controlled entities

Directors, Management and Employees

form of performance rights, which are the right to acquire a Telstra share when a specified performance hurdle is achieved.

In general terms if the CEO or a senior executive resigns and performance rights have not yet become exercisable, they will lapse. Where the CEO or a senior executive retires and the performance rights have not yet become exercisable, they do not lapse on cessation of employment and may become exercisable if the performance hurdle is met. If the CEO or a senior executive ceases employment with Telstra for any other reason and the performance rights have not yet become exercisable, the allocation may be adjusted based on the period of service between the allocation date and date of cessation.

Offers to participate in the LTI plan are made to senior executives at the discretion of the Board. For fiscal 2004, rights to shares with a value equivalent to 87.5% of the CEO’s fixed remuneration and 38.5% of the senior executives’ fixed remuneration were allocated under these plans. These remuneration values have been determined using the full face value of the shares without any discounting. These shares only vest if performance hurdles are met.

Telstra Growthshare purchases shares on market in accordance with forward liabilities of performance rights for all allocations, past and present. We fund the proportion of shares that are purchased to underpin the allocation of performance rights and treat these funds as an expense . Cumulatively, over a five year period the total number of shares and options over shares delivered through Telstra Growthshare is not expected to exceed 1% of shares on issue.

In previous equity plans where options have been issued, we provided loans to Telstra Growthshare to fund the purchase of shares to underpin the options allocated. This loan is treated as a receivable on the statement of financial position. The Telstra Growthshare Trustee pays interest to us on the loan balance and may repay capital from time to time. If options are exercised, the senior executive pays the original exercise price to the Telstra Growthshare Trustee and the loan is repaid. As a result, there is no direct cash expense incurred by us, nor dilution of shareholder interests.

Telstra employee share ownership plans

All employees, including our CEO and senior executives, who were classed as “eligible employees” at 20 September 1997 and again on 27 August 1999, were eligible to participate in the Telstra employee share ownership plans, TESOP97 and TESOP99. The terms and conditions of participation in these plans for senior executives were the same as for all other employees.

Telstra OwnShare

To facilitate increasing employee shareholding in Telstra, we operate a restricted share plan (Telstra OwnShare) through which eligible employees may state a preference to take part of their remuneration as Telstra shares. The shares are purchased on market and allocated at market value and held in trust for either a three or five year period (unless the employee leaves the Telstra Group earlier). Senior executives may participate in Telstra OwnShare on the same terms and conditions as other participating employees.

Senior executive emoluments

The Corporations Act 2001 requires disclosure of the details of the nature and amount of each element of the emolument of each director and each of the five officers of the Company receiving the highest emoluments. Telstra has chosen to disclose the emoluments of the CEO and all eight Group Managing Directors (GMDs) for fiscal 2004 on the basis that the eight GMD’s have the greatest management authority within the Company delegated from the CEO.

Telstra Corporation Limited and controlled entities

Directors, Management and Employees

CEO and senior executives’ remuneration

The CEO and senior executives’ remuneration is detailed in the tables that follow. The first table provides details of the fixed remuneration, short term incentives, non-monetary benefits and the annualised value of deferred remuneration which has been allocated to the CEO and senior executives. The second table provides details of the annualised value of CEO and senior executives allocations through the LTI plan.

			Short term	Non-			Deferred	Total Cash plus
	Salary	Superannu-	incentive	monetary			remuneration	Deferred
	(1) (6)	ation	(2)	benefits (3)	Other (4)	Total Cash	(5)	Remuneration
	(A$)	(A$)	(A$)	(A$)	(A$)	(A$)	(A$)	(A$)
Zygmunt E Switkowski	1,339,314	98,437	627,300	1,391	—	2,066,442	660,854	2,727,296
Bruce Akhurst	757,632	129,368	299,700	489	—	1,187,189	178,454	1,365,643
Douglas Campbell	801,559	85,441	263,800	2,132	—	1,152,932	178,454	1,331,386
David Moffatt	980,248	11,002	267,600	—	400,000	1,658,850	201,290	1,860,140
Ted Pretty	963,700	36,300	247,600	1,677	240,000	1,489,277	205,258	1,694,535
Michael Rocca	603,770	71,230	270,800	2,772	—	948,572	131,998	1,080,570
Bill Scales	479,907	91,968	234,200	1,380	—	807,455	110,129	917,584
John Stanhope	546,820	56,120	250,000	657	—	853,597	92,854	946,451
David Thodey	738,731	67,020	327,600	1,724	—	1,135,075	160,049	1,295,124

Total	7,211,681	646,886	2,788,600	12,222	640,000	11,299,389	1,919,340	13,218,729

(1)	Includes salary, salary sacrifice benefits and fringe benefits tax.

(2)	Short Term Incentive relates to performance for the year ended 30 June 2004 and is based on actual performance for Telstra and the individual.

(3)	Includes the benefit of interest free loans under TESOP97 and TESOP99 and the value of the personal use of products and services related to Telstra employment.

(4)	Includes payments made to executives for continued service with Telstra as part of their employment contract.

(5)	The value of deferred remuneration relates to the number of Telstra shares issued under the Deferred Remuneration Plan through Telstra Growthshare. The remuneration value is calculated by applying valuation simulation methodologies as described in note 19 to the financial statements. The value of the instruments is then amortised over three years. The value included in deferred remuneration relates to the current year amortised value of the instruments that are yet to vest, being the instruments issued in fiscal 2003 and fiscal 2004.

(6)	Where Telstra terminates the CEO’s or a senior executive’s employment prior to the expiration of their employment contract for reasons other than misconduct, they are entitled to 6 months notice or payment in lieu and a termination payment equal to 12 months pay. Both elements are calculated on fixed remuneration at the time of termination.

Annualised value of all Long Term Incentive equity instruments outstanding at the end of fiscal 2004 which are subject to performance hurdles

The following table provides the accounting value of all equity instruments, including those allocated in fiscal 2004, which have been annualised over the life of the various equity instruments. Therefore, these values include options and other instruments allocated from fiscal 2000 onwards. None of these instruments have vested to date and they are subject to achievement of performance hurdles during various performance periods. Included in the table are values relating to allocations in fiscal 2000 and fiscal 2001, for which it currently appears highly unlikely that the performance hurdles will be met. It therefore appears highly unlikely that the CEO and senior executives will derive any value from their fiscal 2000 and fiscal 2001 allocations. For allocations for fiscal 2002, fiscal 2003 and fiscal 2004, these instruments are also subject to performance hurdles and therefore the CEO and senior executives may or may not derive value from these allocations.

Telstra Corporation Limited and controlled entities

Directors, Management and Employees

	Total LTI equity allocations subject to performance hurdles (1) (3)
	Options	Performance rights (2)	Restricted shares	Total
	(A$)	(A$)	(A$)	(A$)
Zygmunt E Switkowski	838,744	698,597	125,904	1,663,245
Bruce Akhurst	371,788	216,315	51,924	640,027
Douglas Campbell	387,598	262,187	59,736	709,521
David Moffatt	486,780	249,032	30,160	765,972
Ted Pretty	414,396	254,813	23,688	692,897
Michael Rocca	302,444	164,433	19,564	486,441
Bill Scales	146,820	116,042	3,620	266,482
John Stanhope	281,252	105,386	22,544	409,182
David Thodey	241,368	191,881	—	433,249

(1)	The value of equity based instruments relate to options, restricted shares, and performance rights issued since the commencement of the LTI plan that have been allocated from fiscal 2000 which have not vested or lapsed. The value of each instrument is determined by applying option valuation simulation methodologies as per the assumptions described in note 19 to the financial statements. The value of the instruments is then amortised over the relevant vesting period. The value included in remuneration relates to the current year amortised value of the instruments that are yet to vest. The valuations used in the current year disclosures are based on the same underlying assumptions as the prior year apart from the exclusion of adjustments for the possible non-retention of staff and the effect of non-transferability of the instruments. For further detail on the assumptions used in our valuation methodologies, refer to note 19 to the financial statements.

(2)	This includes performance rights allocated on 5 September 2003 as part of the annual LTI plan.

(3)	Where a vesting scale is used the table reflects the maximum achievable allocation.

Long Term Incentive allocations during fiscal 2004

In addition to the remuneration detailed in the table in the section headed “CEO and senior executive remuneration”, the CEO and the senior executives received LTI allocations of performance rights in September 2003. These performance rights are subject to a hurdle which has been described earlier in this report, and may vest on a scale if the hurdle is passed during a two year performance period from 5 September 2006. If the hurdle is not achieved, these performance rights will lapse and the CEO and senior executives will derive no value. These allocations are included in the table above headed “Total LTI equity allocations subject to performance hurdles”.

	Target Allocation (1)	Maximum Allocation (1)
	(A$)	(A$)
Zygmunt E Switkowski	772,412	1,544,824
Bruce Akhurst	209,988	419,976
Douglas Campbell	209,988	419,976
David Moffatt	233,627	467,254
Ted Pretty	233,627	467,254
Michael Rocca	163,324	326,648
Bill Scales	140,299	280,598
John Stanhope	151,658	303,316
David Thodey	192,182	384,364

Total	2,307,105	4,614,210

(1)	The value of the LTI relates to the number of rights to Telstra shares issued under the LTI Plan through Telstra Growthshare during fiscal 2004. The remuneration value is calculated by applying valuation simulation methodologies as described in note 19 of the financial statements to the number of rights to Telstra Shares that are allocated. This represents the value of the minimum and maximum values that may vest on a scale if the performance hurdle is achieved during the performance period (see Long Term Incentive Plan). These shares may vest during a two year performance period from 5 September 2006 if the hurdle is achieved. If the hurdle is not achieved during this period, the rights will lapse and the executive will receive no value from the equity.

Telstra Corporation Limited and controlled entities

Directors, Management and Employees

CEO and the senior executives equity based instruments outstanding

	Telstra Growthshare (1) (2)
				Deferred
	Long Term Incentive Plans			Remuneration Plans
	Number of	Number of		Number of Deferred
	Restricted Shares	Performance Rights	Number of Options	Shares
Zygmunt E Switkowski	146,000	1,259,400	3,456,000	500,700
Bruce Akhurst	60,000	388,600	1,542,000	135,300
Douglas Campbell	68,000	388,600	1,597,000	135,300
David Moffatt	40,000	446,800	1,630,000	152,400
Ted Pretty	21,000	446,200	1,722,000	155,100
Michael Rocca	22,000	251,200	640,000	100,600
Bill Scales	5,000	210,400	465,000	84,200
John Stanhope	25,000	192,400	616,000	73,200
David Thodey	—	345,200	1,068,000	121,600

(1)	Generally, options, restricted shares or performance rights may only become exercisable if a performance hurdle is satisfied in the performance period. For details regarding the performance hurdles of each plan refer to note 19 to the financial statements.

(2)	This table reflects aggregate holdings of equity instruments issued through Telstra Growthshare still outstanding as at 30 June 2004.

The restricted shares, performance rights and options are subject to a performance hurdle which has not yet been achieved. The performance hurdle must be achieved within the relevant performance window or the allocations will lapse.

Details of current equity holdings of all executives under Telstra Growthshare

	Total Options/					Market
	Restricted Shares/					price at
	Performance Rights/	Eligible	Exercise			allocation
	Deferred Shares	executives	price	Expiry	Allocation	date	Fair value (2)
Instrument	allocated(1)	participating	(A$)	date	date	(A$)	(A$)
Options	1,533,722	21	8.02	13 Sept 2009	13 Sept 1999	8.02	1.38
	3,370,660	96	6.28	8 Sept 2010	8 Sept 2000	6.28	1.59
	150,000	1	6.55	16 Mar 2011	16 Mar 2001	6.55	1.53
	32,416,945	147	4.90	6 Sept 2011	6 Sept 2001	4.90	1.13
	1,854,000	3	5.63	14 Mar 2012	14 Mar 2002	5.63	1.19
Restricted shares	260,278	21	n/a	13 Sept 2004	13 Sept 1999	8.02	5.64
	697,960	96	n/a	8 Sept 2005	8 Sept 2000	6.28	3.62
	40,000	1	n/a	16 Mar 2006	16 Mar 2001	6.55	3.77
Performance Rights	3,098,155	147	n/a	6 Dec 2006	6 Sept 2001	4.90	2.86
	149,000	3	n/a	14 Jun 2007	14 Mar 2002	5.63	3.08
	4,034,226	166	n/a	5 Dec 2007	5 Sept 2002	4.87	2.99
	44,200	4	n/a	7 Jun 2008	7 Mar 2003	4.11	2.60
	4,412,800	176	n/a	5 Dec 2008	5 Sept 2003	5.06	3.07
	36,700	3	n/a	20 May 2009	20 Feb 2004	4.71	2.73
Deferred shares	2,022,498	166	n/a	5 Sept 2007	5 Sept 2002	4.87	4.41
	22,100	4	n/a	7 Mar 2008	7 Mar 2003	4.11	3.60
	2,206,400	176	n/a	5 Sept 2008	5 Sept 2003	5.06	4.29
	18,350	3	n/a	20 Feb 2009	20 Feb 2004	4.71	4.02

(1)	Generally, options, restricted shares or performance rights may only become exercisable if a performance hurdle is satisfied in the performance period. For details regarding the performance hurdles of each plan refer to note 19 to the financial statements.

(2)	The fair values have been calculated using a simulation methodology. Specific details on this methodology are contained in note 19 to the financial statements.

Telstra Corporation Limited and controlled entities

Directors, Management and Employees

Directors’ and senior executives’ shareholdings in Telstra Directors

As at 18 October 2004, the directors’ shareholdings in Telstra are:

	Number of shares held
	Direct	Indirect
	interest	interest (1)	Total
Donald G McGauchie	—	35,652	35,652
John T Ralph	1,000	75,644	76,644
Zygmunt E Switkowski (2)(3)	46,800	88,850	135,650
Samuel H Chisholm	—	—	—
Anthony J Clark	10,000	53,046	63,046
John E Fletcher	—	49,203	49,203
Belinda J Hutchinson	37,111	28,295	65,406
Catherine B Livingstone	10,400	16,184	26,584
Charles Macek	—	40,005	40,005
John W Stocker	800	83,156	83,956

(1)	Shares in which the director does not have a relevant interest, including shares held by director related entities, are excluded from indirect interests.

(2)	Includes :

•	400 shares acquired with an interest free loan and 200 free shares under the terms of the Telstra Employee Share Ownership Plan 1999 (TESOP99);

•	2,000 shares acquired with an interest free loan plus 500 free shares under the terms of the Telstra Employee Share Ownership Plan 1997 (TESOP97) and 200 loyalty shares obtained under the “one for ten loyalty offer” available to all employees who participated in the 1997 public offer; and

•	80 loyalty shares received under the “one for ten loyalty offer” available to all employees who participated in the 1999 public offer.

(3)	During fiscal 2004, Dr Switkowski was granted 503,200 performance rights and 251,600 deferred shares under the terms and conditions of the Telstra Growthshare Trust Deed. These performance rights and deferred shares are in addition to the above.

Senior executives

As at 12 August 2004, the senior executives’ shareholdings in Telstra are:

	Number of shares held
	Direct	Indirect
	interest	interest	Total
Bruce Akhurst	7,780	54,711	62,491
Douglas Campbell	9,700	27,500	37,200
David Moffatt	600	3,100	3,700
Ted Pretty	—	2,400	2,400
Michael Rocca	12,000	—	12,000
Bill Scales	8,516	1,400	9,916
John Stanhope	6,980	3,960	10,940
David Thodey	12,462	5,800	18,262

Employees

Telstra is one of Australia’s largest employers. As at 30 June 2004, the Telstra Group employed 38,564 full-time employees. Telstra also engages employees under flexible work arrangements including casual, supplementary and part-time staff. As at 30 June 2004, the Telstra Group had engaged the equivalent of 3,377 full-time employees under these flexible arrangements. In total, as at 30 June 2004, the Telstra

Telstra Corporation Limited and controlled entities

Directors, Management and Employees

Group’s full-time equivalent (FTE) employee total was 41,941. This is slightly less than at the same time in 2003, where the equivalent FTE employee number totalled 42,064.

The Telstra Group saw a reduction in Australian based full-time staff numbers during fiscal 2004 from 37,169 to 36,159. This was achieved through a range of company and business unit initiatives including:

•	process improvements and structural efficiences to reduce duplication in our inbound call areas;

•	a carefully managed efficiency and productivity program;

•	the introduction of new workforce models in a number of operational areas across the company;

•	the implementation of a new operating model for our Information Technology Services group;

•	a review of Telstra’s field workforce; and

•	the realisation of a number of synergies as part of the integration of our controlled entity Network Design & Construction Limited into our core business.

The following table summarises full-time employees and equivalents for the past five financial years:

	As at 30 June
	2004	2003	2002	2001	2000
Full-time Australian based staff of the Telstra Group	36,159	37,169	40,427	44,874	50,761
Full-time equivalent total for the Telstra Group	41,941	42,064	44,977	48,317	53,055

More than 90% of Telstra’s employees work in Australia. However, Telstra also has significant international interests, with large numbers of employees in New Zealand and Asia as follows (as at 30 June 2004):

•	New Zealand — 1,302;

•	Asia — 981; and

•	Other — 122.

Superannuation

In accordance with our legal obligations, all permanent staff receive superannuation contributions. The majority of our Australian employees are members of the Telstra Superannuation Scheme or, in the case of some employees who were employed prior to 1990, the Commonwealth Superannuation Scheme.

As part of a Telstra initiative during fiscal 2004, full-time and part-time employees who are covered by the terms of the six major business unit Enterprise Agreements are now able to contribute pre-tax contributions direct from their salaries into their superannuation accounts. This now means that the majority of permanent Telstra employees are able to contribute superannuation on a pre-tax basis.

Labour relations

We currently have six major business unit Enterprise Agreements in operation. These agreements provided staff covered by these agreements with a 2% salary increase in July 2003, a 2% salary increase in January 2004 and another 2% salary increase in July 2004. A further increase is scheduled for January 2005 in accordance with the agreements. These agreements are due to expire in June 2005.

Telstra Corporation Limited and controlled entities

Major Shareholders and Related Parties

Major shareholders

The following table shows the number of unlisted and listed shares on issue as at 18 October 2004. The table also shows, as a group, the shareholdings of our directors and officers:

Title of class	Identity of person or group	Amount owned		% of class
Shares	The Commonwealth	6,446,207,123	(1)	51.0
Shares	Listed shareholders	6,182,151,903		49.0

		12,628,359,026		100.0

Shares	Directors and officers as a group	725,488	(2)

(1)	All shares held by the Commonwealth are unlisted, except for 211,629 listed shares.

(2)	Refers to direct and indirect holdings as at 12 August 2004.

The shareholdings of each person known by us to be the owner of more than 5% of our voting securities, as at 18 October 2004, is shown in the table titled “Twenty largest shareholders as at 18 October 2004”. As at 18 October 2004, we are not aware of any individual shareholder, other than the Commonwealth, whose shares represent more than 5% of the issued and outstanding shares. The Commonwealth has equal voting rights with all other shareholders.

Distribution of shares

The following table summarises the distribution of our public listed shares as at 18 October 2004:

	Number of shareholders (1)		Shares (2)
Size of holding	Number	%	Number	%
1 - 1,000	995,268	59.25	614,469,403	9.94
1,001 - 2,000	318,178	18.94	496,873,947	8.04
2,001 - 5,000	255,645	15.22	807,498,840	13.06
5,001 - 10,000	72,176	4.29	520,076,096	8.41
10,001- 100,000	37,591	2.24	771,086,182	12.47
100,001 and over	955	0.06	2,972,361,064	48.08

Total	1,679,813	100.00	6,182,365,532	100.00

(1)	Number of shareholders holding less than a marketable parcel of shares was 7,781 shareholders who held 603,602 shares.

(2)	Not including those shares held by the Commonwealth, except for 211,629 listed shares which are held by the Commonwealth.

As at 18 October 2004, we had 1,355 shareholders who were resident in the US. This does not include ADS holders.

Telstra Corporation Limited and controlled entities

Major Shareholders and Related Parties

Twenty largest shareholders as at 18 October 2004

The following table sets out the top 20 shareholders other than the Commonwealth when multiple holdings are grouped together:

			Number
Shareholders			of shares	% of issued shares (1)
1	JP Morgan Nominees Australia Limited		508,468,514	8.22
2	National Nominees Limited		466,745,489	7.55
3	Westpac Custodian Nominees Limited		409,675,662	6.63
4	RBC Global Services Australia Nominees Pty Ltd		216,323,219	3.50
5	CitiCorp Nominees Pty Limited		185,843,768	3.01
6	Cogent Nominees Pty Limited		112,828,960	1.83
7	Queensland Investment Corporation		103,650,228	1.68
8	AMP Life Limited		68,343,179	1.11
9	ANZ Nominees Limited		64,808,284	1.05
10	Telstra ESOP Trustee Pty Ltd		62,109,800	1.00
11	IAG Nominees Pty Limited		30,052,311	0.49
12	Australian Foundation Investment Company Limited		28,365,259	0.46
13	HSBC Custody Nominees (Australia) Limited		24,851,926	0.40
14	Westpac Financial Services Limited		22,810,301	0.37
15	Government Superannuation Office		21,200,266	0.34
16	IOOF Investment Mangement Limited		20,235,125	0.33
17	Argo Investments Limited		16,028,100	0.26
18	Victorian Workcover Authority		15,638,618	0.25
19	PSS Board		14,206,413	0.23
20	CSS Board		12,098,494	0.20

		Total	2,404,283,916	38.91

(1)	Not including those shares held by the Commonwealth.

Substantial shareholders

As at 18 October 2004, other than the Commonwealth of Australia, we did not have any substantial shareholders.

Relationship with the Commonwealth of Australia

We have a number of distinct relationships with the Commonwealth, including as shareholder, regulator and customer. The Commonwealth is our controlling shareholder and has special rights and privileges under the Telstra Act. Our relationship with all of our shareholders (including the Commonwealth) is, in general, regulated by the Corporations Act, the ASX Listing Rules and our constitution. Commonwealth departments and independent agencies are also responsible for the regulation of the telecommunications industry generally and Telstra in particular under the Telstra Act, the TPA, the Telecommunications Act and the Telecommunications (Consumer Protection and Service Standards) Act.

The Commonwealth as shareholder

At the end of fiscal 2004, the Commonwealth owned approximately 51% of our shares. The Telstra Act precludes any reduction in the Commonwealth’s voting rights, paid-up capital or rights to distributions of capital or profit, if any, below a 50.1% interest without amending legislation. The effect of this is that we cannot introduce a dividend reinvestment plan or raise new equity capital in a way that would reduce the Commonwealth’s ownership below this level.

Telstra Corporation Limited and controlled entities

Major Shareholders and Related Parties

The current Commonwealth Government has sought to amend the Telstra Act to permit the Commonwealth to sell its remaining interest in Telstra. The main opposition party and minor parties have opposed this amendment.

We are required under the Telstra Act to provide the Commonwealth with certain information that we would not generally be required to disclose concurrently, if at all, to other shareholders. This information includes:

•	annual provision of our three-year corporate plan;

•	interim financial statements, if requested by the Communications Minister; and

•	reports regarding significant proposed events, including corporate restructurings, acquisitions and divestitures or joint venture and partnership activities.

We are also required to keep the Communications Minister and the Minister for Finance and Administration generally informed about our operations and to give them such information about our operations as they require. Our management is required to appear before and, with limited exceptions, provide information to Parliamentary committees.

The Communications Minister has the power under the Telstra Act to give us, after consultation with our Board of directors, such written directions as appear to the Communications Minister to be necessary in the public interest. To date, no directions have been issued under this power. Our Board of directors must ensure that we comply with any such direction. The Communications Minister may not give such directions in relation to the amounts to be charged for work done, or services, goods or information supplied by us. The Communications Minister, however, has some discretionary powers in relation to charges. The Communications Minister also has the power to direct us under the Telecommunications (Consumer Protection and Service Standards) Act. The Telstra Act deems the Commonwealth Auditor-General to have been appointed as our auditor for the purposes of the Corporations Act. The Auditor-General cannot be removed without legislative amendment.

The Commonwealth has the ability to control us. This includes the power to pass any resolution at a shareholders’ meeting requiring a simple majority, which includes the appointment and removal of directors, with the exception of matters upon which the Commonwealth is not permitted to vote under the Corporations Act or applicable listing rules.

The Commonwealth has a set of general policies which apply to partially owned Government business enterprises, which provide significant commercial freedoms in the conduct of their business, subject to the oversight of appropriate Ministers. These general policies are applied principally through the Telstra Act, the Commonwealth Authorities and Companies Act 1997 (Cwth) and our constitution.

The Commonwealth as regulator

We are currently regulated by the Commonwealth and its departments and independent agencies under a number of statutes including:

•	the Telstra Act;

•	the Telecommunications (Consumer Protection and Service Standards) Act 1999;

•	the TPA; and

•	the Telecommunications Act.

The Commonwealth’s role as regulator is independent and distinct from its role as shareholder. Like other regulatory regimes, it is unlikely that the current regime will remain static. It will change over time in light of experience and new developments in the industry.

Telstra Corporation Limited and controlled entities

Major Shareholders and Related Parties

We are also subject to a range of other Commonwealth legislation, some of which does not apply to our competitors. This legislation covers a wide range of areas including administrative law, environmental law and employment related law.

The Commonwealth as customer

The Commonwealth is a major user of our services and we estimate its expenditure on our services in fiscal 2004 was approximately A$400 million. The Commonwealth, as a result of telecommunications liberalisation, is increasingly seeking to take advantage of open competition when purchasing telecommunications services. In future, this may result in reduced business being awarded to us.

Related party transactions

A discussion of our related party transactions is contained in “Operating and Financial Review and Prospects — Related party transactions”.

Telstra Corporation Limited and controlled entities

Listing Information

Markets in which our shares are traded

We are listed, and those of our shares that are not held by the Commonwealth are quoted, on the ASX and on the New Zealand Stock Exchange (NZSE). ADSs, each representing five shares, have been issued by the Depositary and are listed on the NYSE.

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

Our securities were initially listed on 17 November 1997. This followed the sale by the Commonwealth of 33.3% of its shares in the Company. Subsequently on 18 October 1999, the Commonwealth sold an additional 16.6% of its shares in the Company.

Price history of our securities

The following tables give the price history of our securities.

Table A shows the high and low closing prices for shares and ADSs:

•	highest and lowest closing sale prices for shares as derived from the daily official list of the ASX; and

•	highest and lowest closing sale prices of ADSs quoted on the NYSE.

Table A (1) — High and low closing price for shares and ADSs — on an annual basis — for a period of five years or time of trading if less than five years

			US$ per
	A$ per share		ADS (1)
Period	High	Low	High	Low
Fiscal 2000	9.16	6.50	29.69	18.38
Fiscal 2001	7.44	5.31	22.00	13.85
Fiscal 2002	5.68	4.48	14.85	12.10
Fiscal 2003	5.04	3.96	15.25	11.84
Fiscal 2004	5.15	4.45	19.17	14.87

(1)	Prior to 23 August 1999, each ADS represented 20 ordinary shares. Since then each ADS represents 5 ordinary shares.

Telstra Corporation Limited and controlled entities

Listing Information

Table A (2) — High and low closing price for shares and ADSs — on a quarterly basis for the two most recent full financial years

			US$ per
	A$ per share		ADS (1)
Period	High	Low	High	Low
2002
1 July - 30 September	5.04	4.65	13.88	12.51
1 October - 31 December	4.85	4.38	13.60	12.33
2003
1 January - 31 March	4.68	3.96	13.80	11.84
1 April - 30 June	4.53	4.09	15.25	12.30
1 July - 30 September	5.15	4.45	17.07	14.87
1 October - 31 December	4.99	4.71	18.32	16.40
2004
1 January - 31 March	5.01	4.52	19.71	17.05
1 April - 30 June	5.06	4.50	17.72	15.80

(1)	Each ADS represents 5 ordinary shares.

Table B shows for the most recent six months, the high and low market prices for each month.

Table B — High and low market prices for the most recent six months

			US$ per
	A$ per share		ADS (1)
Period	High	Low	High	Low
2004
April	4.78	4.50	17.72	16.80
May	4.76	5.47	17.29	15.80
June	5.06	4.61	17.69	16.07
July	5.05	4.93	18.45	17.31
August	5.04	4.80	18.07	16.94
September	4.87	4.63	17.02	16.35

(1)	Each ADS represents 5 ordinary shares

There were 6,182,363,532 shares issued and available for trading on the market as at 30 June 2004. This includes 211,629 shares held by the Commonwealth and listed for trading. At that date, 8,034,781 ADSs (equivalent to 40,173,905 shares) were held by 34 record holders and 2,391,281 ordinary shares were held by 1,368 US record holders.

On 24 November 2003, we announced the successful completion of our A$1 billion off-market share buy-back. A total of 238,241,174 shares were bought back at A$4.20 per share, representing 3.71 per cent of the Company’s non-Commonwealth owned issued capital. The A$4.20 buy-back price comprised a fully franked dividend of A$2.70 and a capital component of A$1.50 per share bought back.

Before the buy-back, the Company had 12,866,600,200 shares outstanding, including those held by the Commonwealth. As a result of the buy-back, the number of shares outstanding reduced to 12,628,359,026 and the number of shareholders has reduced from approximately 1.845 million to 1.815 million. The Commonwealth did not participate in the buy-back.

Telstra Corporation Limited and controlled entities

Listing Information

On 12 August 2004, as part of our recently announced three year A$1.5 billion per year capital management program, we announced plans to conduct a second off-market share buy-back of around A$750 million which will be completed by the end of November 2004. The tender range has been set at A$4.05 to A$4.65 and the buy-back price will have two components: a capital component of A$1.50 and a fully franked dividend component equal to the difference between the buy-back price and A$1.50. The buy-back will be funded from liquid assets and short term funding facilities. Gearing, interest cover and debt servicing will remain within or below the Company’s target parameters.

The closing price for our shares on the ASX on 18 October 2004 was A$4.69 and the closing price for our ADSs on the NYSE was US$17.18.

Telstra Corporation Limited and controlled entities

Legal Proceedings

We are involved in routine litigation. Governmental authorities and other parties threaten and issue legal proceedings against us from time to time.

In November 2002, Seven Network Limited and C7 Pty Limited (“Seven”) commenced litigation against us and various other parties in relation to the contracts and arrangements between us and some of those other parties relating to the right to broadcast Australian Football League and National Rugby League, the contract between FOXTEL and us for the provision of broadband HFC cable services (the Broadband Cooperation Agreement) and other matters. Seven seeks unspecified damages and other relief, including that these contracts and arrangements are void. Seven also seeks orders which would, in effect, require a significant restructure of the subscription television/sports rights markets in Australia. The matter is proceeding before the courts but is unlikely to have any material effect on our overall business or financial position.

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

Calls

Our directors may only make calls on shareholders in respect of money unpaid on their shares. Our shareholders have no other liability to further capital calls. All shares currently on issue are fully paid.

Restrictions on foreign ownership

Our constitution contains provisions designed to enable us to monitor and enforce the foreign ownership restrictions contained in the Telstra Act. We have adopted rules to implement these provisions which bind all shareholders. These are outlined in the “Exchange Controls and Foreign Ownership” section in this annual report.

Alteration of rights

The rights attaching to our shares may only be varied or abrogated with the written consent of the holders of three-quarters of the issued shares of that class or with the approval of a special resolution passed at a separate meeting of the holders of the issued shares of that class. Currently, we have only one class of ordinary shares.

Borrowing powers

Our directors may exercise all of our borrowing powers in their absolute discretion. This power may only be varied by amending our constitution which would require a special resolution to be passed by our shareholders at a general meeting.

Shareholders’ approval required

The management of the business and affairs of the Company is vested in our directors. However, the approval of shareholders is required for certain important matters, such as the election of directors and the sale or disposal of our main undertaking. As the Commonwealth holds at least 50.1% of our issued shares, it has the power to control most decisions made by shareholders.

Directors and shareholders may call a meeting

The directors may call a general meeting at their discretion. The directors must also call and arrange to hold a general meeting on the request of:

•	shareholders who hold at least 5% of the votes that may be cast at the general meeting; or

•	at least 100 shareholders who are entitled to vote at the general meeting.

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

Three shareholders (one of whom must be the Commonwealth) must be present in person or by proxy, attorney or representative to form a quorum. If there is no quorum present at a meeting 15 minutes after the time set for the start of the meeting, then:

•	if the meeting was called by a shareholder or shareholders, the meeting is adjourned to the same day, time and place in the next week or to such other day, time and place as the shareholder or shareholders who called the meeting appoint by notice to shareholders and others entitled to notice of the meeting; or

•	in any other case, the meeting is adjourned to the same day, time and place in the next week or to such other day, time and place as the directors appoint by notice to shareholders and others entitled to notice of the meeting.

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

Shareholders must vote on a show of hands unless a poll is called. A poll may be called either before a vote is taken or before or immediately after the voting results on a show of hands are declared. A poll may be called by:

•	the chairman of the meeting;

•	not less than five shareholders who may vote on the resolution; or

•	a shareholder or shareholders who together hold at least 5% of the votes that may be cast on the resolution on a poll.

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

An ordinary resolution is passed:

•	on a show of hands, by a majority of shareholders present in person or by proxy, attorney or representative voting in favour of the resolution; and

•	on a poll, by shareholders present in person or by proxy, attorney or representative holding at least a majority of the votes cast in favour of the ordinary resolution.

Telstra Corporation Limited and controlled entities

Constitution and Documents on Display

A special resolution is passed:

•	on a show of hands, by at least 75% of shareholders present in person or by proxy, attorney or representative voting in favour of the resolution; and

•	on a poll, by shareholders present in person or by proxy, attorney or representative that represent at least 75% of the votes cast in favour of the special resolution.

Dividends

Subject to any special rights attaching to our shares and to the terms of any issue of shares to the contrary, shareholders receive dividends according to the number of shares held and the amount paid up on those shares. Currently, no special rights attach to any of our shares.

Rights to profits

The power to declare dividends, pay dividends and fix the time for their payment is vested in the Board. Our directors may, before declaring or paying a dividend, set aside out of our profits any amount that they think should be applied as a reserve. Our directors may also carry forward profits which they consider should not be distributed as a dividend, without transferring those profits to a reserve.

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

Winding-up

When the Company is being wound up, if the assets available for distribution among shareholders are insufficient to repay the whole of the paid up capital (including credited as paid), the surplus assets must be applied first in repayment of paid up capital (including credited as paid). Any remaining surplus assets will then be applied in repayment of the capital paid up (including credited as paid) on all shares that are restricted securities.

If in a winding-up the assets available for distribution among shareholders are more than sufficient to repay the whole of the paid up capital (including credited as paid), the excess must be distributed among shareholders in proportion to the capital paid up (including credited as paid) or which ought to have been paid up (including credited as paid) at the commencement of the winding-up on their shares.

Number of directors

At all times, we must have between 3 and 13 directors on the Board of directors. Shareholders may vote to increase the maximum number of directors.

Directors’ share qualification

Our directors do not require a share qualification.

Telstra Corporation Limited and controlled entities

Constitution and Documents on Display

Retirement of directors

Our directors (other than the CEO) may not retain office for more than three years without offering themselves for re-election. At the annual general meeting (AGM) in each year, at least one-third of our directors (other than the CEO) must retire from office. The directors to retire by rotation at each AGM are those who have been longest in office.

In addition, the Board’s general policy on Board membership for non-executive directors is:

•	the maximum retirement age is 72 years; and

•	the maximum tenure is 12 years (usually four terms of three years).

Directors’ interests

A director who has a material personal interest in a proposal, arrangement or contract that is being considered at a meeting of our directors has a limited right to be present at the relevant meeting and to vote on the matter.

The power to be present and vote only exists in certain circumstances prescribed by the Corporations Act. These are:

•	when the Board has passed a resolution that identifies the director and his/her interest and states that the other directors are satisfied that the interest should not disqualify the director from voting or being present; or

•	where the ASIC makes a declaration or class order that the director may be present and vote notwithstanding his/her material personal interest.

The directors’ power to vote compensation to themselves in the absence of an independent quorum is limited. If there are not enough directors to form a quorum because interested directors are disqualified, the directors may:

•	call a general meeting to consider a resolution to deal with the matter; or

•	seek a declaration from ASIC allowing the interested director to vote and be included in the quorum (ASIC will only exercise this power when the matter needs to be dealt with urgently and cannot be dealt with in a general meeting).

Officers’ indemnity and insurance

Our constitution provides for us to indemnify each officer, to the maximum extent permitted by law, against any liability incurred as an officer provided that:

•	the liability is not owed to us or a related body corporate;

•	the liability is not for a pecuniary penalty or compensation order made by a court under the Corporations Act; and

•	the liability does not arise out of conduct involving a lack of good faith.

Our constitution also provides for us to indemnify each officer, to the maximum extent permitted by law, for legal costs incurred in successfully defending civil or criminal proceedings.

If one of our officers or employees is asked by us to be a director or alternate director of a company which is not related to us, our constitution provides for us to indemnify the officer or employee out of our property for any liability he or she incurs. This indemnity only applies if the liability was incurred in the officer’s or employee’s capacity as a director of that other company. It is also subject to any corporate policy made by our CEO. Our constitution also allows us to indemnify employees and outside officers in some circumstances. The terms “officer”, “employee” and “outside officer” are defined in our constitution.

Telstra Corporation Limited and controlled entities

Constitution and Documents on Display

We may pay an insurance premium insuring a person who is or has been a director, secretary or executive officer of Telstra or of one of our related bodies corporate against certain liabilities incurred by that person in such a capacity. The insurance will not cover liabilities which arise out of conduct involving a wilful breach of that person’s duty to us or a breach of their duty not to improperly use their position or company information.

Dividend policy and capital management

It is our current policy to declare ordinary dividends of around 80% of normal profits (excluding the impact of writedowns in assets and investments or other similar unusual items) after tax. The Board also expects to return A$1.5 billion to shareholders each year for the next three years through special dividends and/or share buy-backs, subject to maintaining the Board’s target balance sheet ratios.

On 12 August 2004, we announced that additional capital returns to shareholders in fiscal 2005 will comprise an off market share buy-back of up to A$750 million and the intention to pay a special dividend of A6c per share with the interim dividend of 2004/05.

Telstra’s policy is to pay dividends to Australian and New Zealand shareholders by direct credit to the shareholder’s or another nominated person’s account with a bank or other financial institution. Telstra considers that payment by direct credit is fast, efficient and secure and significantly reduces the Company’s administrative costs in relation to payment of dividends.

Documents on display

It is possible to read and copy documents referred to in this annual report that have been filed with the SEC at the SEC’s public reference room located at 450 Fifth Street, NW, Washington DC 20549. Please contact the SEC at 1-800-SEC- 0330 for further information. The SEC also maintains a website at www.sec.gov where many of these documents may be accessed.

Telstra Corporation Limited and controlled entities

Exchange Controls and Foreign Ownership

Absence of exchange controls

We will remit dividends, interest or other payments to holders of our securities, unless we are prohibited from doing so.

There are no general restrictions on moving money in or out of Australia. However, Australian foreign exchange and other controls are implemented from time to time against certain countries, entities and persons. Without prior approval of the Reserve Bank of Australia, we are currently prohibited from making payments to (or relating to) specified supporters of the former Milosevic regime of the Federal Republic of Yugoslavia and specified ministers and senior officials of the Government of Zimbabwe. Further, we are currently restricted from giving assets to the Taliban, Usama bin Laden, the Al-Qaida organisation and other persons and entities identified as terrorists or sponsors of terrorism without the permission of the Australian Government. We are also currently prohibited from transferring the assets of the previous Government of Iraq, Saddam Hussein, other senior officials of his regime and their immediate families other than to a development fund established to aid Iraq’s reconstruction and rehabilitation.

Restrictions on foreign ownership

Telstra Act

The Telstra Act provides that an “unacceptable foreign-ownership situation” will exist in relation to Telstra if all “foreign persons” and their associates hold, in total, a “particular type of stake” in us of more than 35% of shares held by persons other than the Commonwealth (Aggregate Limit) or if any foreign person and its associates hold a “particular type of stake” in Telstra of more than 5% of shares held by persons other than the Commonwealth (Individual Limit). “Foreign person”, “associate”, “group”, “particular type of stake”, “direct control interest” and “interest” in a share are all defined in the Telstra Act and are summarised below under “Definitions”.

Where an acquisition of shares or interests in shares in any company results in:

•	an “unacceptable foreign-ownership situation” in relation to Telstra;

•	an increase in the total of any type of stake held by any group of foreign persons in Telstra where there already exists a breach of the Aggregate Limit; or

•	an increase in any type of stake in Telstra held by any foreign person who is already in breach of the Individual Limit,

and the person acquiring the shares knew or was reckless as to whether the acquisition would have that result, that person is guilty of an offence punishable on conviction by a fine not exceeding A$44,000.

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

Our constitution contains provisions to enable us to monitor and enforce the foreign ownership restrictions. These provisions are binding on all shareholders. Our Board of directors has adopted rules to implement these provisions. The rules are outlined below. They may be amended at any time by resolution of our Board of directors.

Telstra Corporation Limited and controlled entities

Exchange Controls and Foreign Ownership

On or after registration of a transfer or transmission application for a share, when the acquirer first becomes a shareholder, the acquirer must generally notify us whether it is either:

•	a person with an interest in a share who is either a foreign person or an associate of a foreign person; or

•	a person who holds a share in which a foreign person or an associate of a foreign person has an interest (foreign holder).

The information derived from these notifications is reflected in a register by means of a foreign coding.

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

All shares held by foreign holders will be treated as foreign unless the holder notifies that some of its shares are ones in which a foreign person or associate of a foreign person has an interest (foreign shares) whereas others are not and either:

•	divides its holding into separate Holder Identification Numbers or Security Holder Reference Numbers under the ASX’s CHESS* system, one for foreign shares and one for shares which are not foreign; or

•	provides bi-annual notices indicating the breakdown of its holding into foreign and non-foreign shares.

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

If we believe that the Individual Limit has been breached, we may require that any shareholder whose shares are believed to form part of the contravening “stake” be divested within 30 days of the date a notice requiring divestment (disposal notice) is given.

If we believe the Aggregate Limit has been breached, the rules currently provide that disposal notices will be given to all holders whose foreign shares became registered in their names or which became coded as “foreign” on the day that the aggregate number of foreign coded registrations on the relevant register exceeded the limit and on each succeeding day whilst the limit is exceeded.

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

Transfers among foreign holders and ADR holders

Special arrangements apply to certain transfers from one foreign holder to another.

Disposal notices will not be given in respect of:

•	foreign shares acquired from the international underwriters on closing of the international offerings in 1997 and 1999;

•	foreign shares acquired under a particular form of ASX “special crossing” for transfers among foreign holders. Shares can only be transferred under such a special crossing if they are not, and are not liable to become, the subject of a disposal notice; or

•	shares registered on the New Zealand branch share register or deposited in the ADR facility, though shares may only be transferred onto the New Zealand branch share register or ADR facility if they are not, and are not liable to become, the subject of a disposal notice.

NZSE trading is only in shares registered on the New Zealand branch register.

All shares deposited in the ADR facility will be treated as foreign. Holders of ADRs are subject to the Individual Limit and must notify the Depositary, as applicable, if any of the ADRs they hold form part of a “stake” which breaches the Individual Limit. Where the Individual Limit is breached, the Depositary may be required to divest the relevant shares and the corresponding ADRs may be cancelled. The deposit agreement contains provisions permitting the Depositary to obtain and supply to us information relevant in monitoring and enforcing the foreign ownership limits.

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

Definitions

“Foreign person” is defined in the Telstra Act as:

•	a foreign citizen (defined in the Telstra Act as a non-Australian citizen) not ordinarily resident in Australia (a “foreign citizen”);

•	a company where a foreign citizen or a foreign company (defined in the Telstra Act as an overseas incorporated company) holds a particular type of stake in the company of 15% or more;

•	a company where a group of two or more persons, each of whom is either a foreign citizen or a foreign company, holds in total a particular type of stake in the company of 40% or more;

Telstra Corporation Limited and controlled entities

Exchange Controls and Foreign Ownership

•	the trustee of a trust estate in which a foreign citizen or a foreign company holds a substantial interest (essentially a 15% beneficial interest, including such foreign citizen’s or foreign company’s associates’ interests); or

•	the trustee of a trust estate in which two or more persons, each of whom is either a foreign citizen or a foreign company, hold an aggregate substantial interest (essentially a 40% beneficial interest including each such foreign citizen’s or foreign company’s associates’ interests).

A “particular type of stake” in any company held by any person is defined as the aggregate of the “direct control interests” of that type in that company held by that person and that person’s associates.

An “associate” of a person is defined to include:

•	a wide range of direct and indirect relationships such as relatives, partners, employees and employers of the person;

•	if the person is an employee of an individual, other employees of the individual;

•	if the person is a company, an officer of the company and, if the person is an officer of a company, the company and other officers of the company;

•	the trustee of a discretionary trust where the person or an associate of the person is a beneficiary;

•	a company whose directors are accustomed, or under an obligation, to act in accordance with the wishes, directions or instructions of the person;

•	a company where the person is accustomed, or under an obligation, to act in accordance with the company’s wishes, directions or instructions;

•	a company in which the person has a particular type of stake of at least 15% or, if the person is a company, a person who holds a particular type of stake of at least 15% in it; and

•	an associate of an associate of the person.

For the purposes of determining foreign ownership of any company, a person’s associates also include any other person with whom the person has an arrangement enabling them to jointly control any of the voting power of such company or certain types of power over, or over the appointment of, the Board of directors of such company.

“Group”, in relation to the foreign ownership limits, includes one person alone or a number of persons, even if they are not in any way associated with each other or acting together.

A “direct control interest” of any person in any company is defined as the equivalent percentage of:

•	the total paid up share capital of the company in which the person holds an interest;

•	the voting power in the company that the person is in a position to control;

•	the total rights to distributions of capital or profits of the company to its shareholders on a winding up, held by the person;

•	the total rights to distributions of capital or profits of the company to its shareholders, other than on a winding up, held by the person; and

•	traced interests held via interposed entities.

Telstra Corporation Limited and controlled entities

Exchange Controls and Foreign Ownership

“Interest in a share” is defined to include:

•	legal or equitable interests in a share;

•	certain rights under a contract to purchase a share;

•	options to acquire a share or an interest in a share;

•	a right to have a share transferred to the person’s order; and

•	an entitlement to acquire a share or an interest in a share or to exercise or control the exercise of a right attached to the share.

However, certain interests in shares are disregarded, including:

•	certain interests of lenders under or following enforcement of security arrangements;

•	interests of a trustee or manager of, or a custodian for, a unit trust or certain Australian complying or exempt superannuation funds, if such trustee, manager or custodian reasonably believes that foreign persons hold beneficial interests in less than 40% of the capital and income in the trust or fund;

•	interests held by an Australian registered life insurance company or a custodian for it, in respect of a statutory fund, if the company reasonably believes that less than 40% of policy holder liabilities of the fund are owed to foreign persons;

•	interests held by nominees, custodians or depositaries, or brokers acting on clients’ instructions in the ordinary course of business, provided in each case the holder has no beneficial interest or discretionary voting authority in respect of the underlying shares;

•	certain interests held by the international underwriters and their related corporations;

•	shareholder interests in companies other than us, which are not “foreign persons” under the Foreign Acquisitions and Takeovers Act 1975 (Cwth);

•	interests held by persons who are not foreign persons and do not have any substantive foreign associates (that is, persons who directly or indirectly control them, with whom they act in concert or in accordance with whose wishes, instructions or directions they are obliged or accustomed to act);

•	interests held by any person to the extent that, after such interests have been included in the “stake” of that person and any of its substantive foreign associates, such interests would also be included in the stake of a non-substantive associate of the person; and

•	interests held by any person who is not a foreign person to the extent that, in determining the total of the stakes of a group of foreign persons, such interests would be counted more than once for that purpose.

References to “interests” in shares exclude disregarded interests.

Telstra Corporation Limited and controlled entities

Exchange Controls and Foreign Ownership

Foreign Acquisitions and Takeovers Act 1975 (Cwth)

The Foreign Acquisitions and Takeovers Act 1975 (Cwth) (“FATA”) applies to an acquisition by a foreign person of an interest in the shares of an Australian company with total assets of A$50 million or more which results in the acquisition of or addition to a substantial interest in the Australian company. A “substantial interest” is defined to be any single foreign person and its associates controlling 15% or more, or two or more foreign persons and their associates in aggregate controlling 40% or more, of shares or voting power. Any proposed acquisition which would result in these thresholds being exceeded should be notified to the Federal Treasurer and a statement of no objection issued (with or without conditions) in advance of completion of the acquisition.

When assessing the proposed acquisition, the Federal Treasurer will have regard to the limits prescribed by the Telstra Act which are also reflected in Australia’s Foreign Investment Policy.

Under the Foreign Acquisitions and Takeovers Regulations, a foreign person that is a foreign custodian may be certified by the Treasurer as exempt from the operation of the FATA in respect of interests held by the foreign custodian on behalf of Australians (or other expressly limited classes of investor). This regulation has the same effect as the regulations under the Telstra Act, which provide that certain interests in shares are disregarded including interests held by custodians in the ordinary course of business, provided the custodian has no beneficial interest or discretionary voting authority in respect of the underlying shares.

Foreign ownership status

As at 15 October 2004, the number of Telstra shares recorded as foreign on the Telstra register was 5.9615% of the total number of issued Telstra shares.

Telstra Corporation Limited and controlled entities

Taxation

Australian taxation

The Australian Taxation Office (ATO) has provided advice confirming the Australian income taxation implications of investment in shares and ADSs as summarised in the following discussion. This discussion is based on the law in force at the date of this annual report.

The tax profile of each investor will determine the applicable Australian income taxation implications for that investor. For example, some investors (such as financial institutions) may hold their investments on income account rather than on capital account, in which case the comments below concerning capital gains implications will not be applicable. Certain tax non-residents may, irrespective of whether the assets they dispose of are capital gains tax assets that have the necessary connection with Australia (for the purpose of these discussions, these assets are referred to as “taxable Australian assets”), be liable to tax in respect of a profit on a dealing in the asset as ordinary income.

Pursuant to taxation reforms enacted by the Commonwealth Government during fiscal 2003, the Telstra Entity and its Australian resident wholly owned entities elected, from 1 July 2002, to be treated as a single entity for income tax purposes.

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

At present, it is expected that we will be able to fully frank declared ordinary dividends out of fiscal 2005 earnings. However, no assurance can be given as to the level of franking of ordinary dividends in the future. This is because it depends upon, amongst other factors, our earnings, Government legislation and our taxation position.

A tax off set equivalent to the franking credit (known as a “franking rebate”) may be available to certain Australian resident shareholders. Under certain rules, there are circumstances where an investor may not be entitled to the benefit of franking credits. The application of these rules depends on the investor’s own circumstances including the period for which the shares are held and the extent to which the investor, if a resident, is “at risk” in relation to their investment.

Fully franked dividends paid to non-resident shareholders are not subject to dividend withholding tax (DWHT). Dividends to the extent that they are not fully franked are generally subject to DWHT at the rate of 30% (unless reduced by a double tax treaty). In the case of US tax residents who hold less than 10% of the voting power in Telstra, provided that the shares are not effectively connected with a permanent establishment or a fixed base of a tax non-resident in Australia through which the tax non-resident carries on business in Australia or provides independent personal services, the rate is reduced under the double tax treaty to 15%.

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

Telstra Corporation Limited and controlled entities

Taxation

Taxation of capital gains

Tax non-residents will be liable for income tax under the capital gains provisions on the gains (in certain circumstances after an allowance for inflation in Australia or a capital gains tax discount) realised on the disposal of certain assets which are “taxable Australian assets”. Taxable Australian assets include a share (or interest in a share) in a public company where at any time in the preceding five years the non-resident’s holding (together with the holding of associates) in the public company is 10% or more.

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

Generally, the “business profits” articles of Australia’s double tax treaties provide that a resident of a treaty country is not subject to Australian income tax on “business profits” derived in Australia, unless derived at or through a permanent establishment in Australia. In the case of residents of the US, Article 7 (1) of the Convention between Australia and the US for the Avoidance of Double Taxation (the US Treaty) provides that the business profits of a US enterprise are only taxable in the US unless the enterprise carries on business in Australia through a permanent establishment situated in Australia. The term “permanent establishment” is defined in Article 5 of the US Treaty. In the view of the ATO, capital gains realised on the disposal of shares would not be “business profits” and the domestic capital gains tax provisions would apply. Investors should seek their own independent taxation advice should they wish to rely on a double tax treaty for relief from liability to pay Australian income tax upon the disposal of a share.

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

Telstra Corporation Limited and controlled entities

Taxation

between Australia and the country of residence of the investor may give relief from liability to pay the Australian income tax on ordinary income.

As discussed above under “Treatment of Shares - Taxation of capital gains”, generally, the “business profits” articles of Australia’s double tax treaties provide that a resident of a treaty party is not subject to Australian income tax on “business profits” derived in Australia, unless derived at or through a permanent establishment in Australia. In the view of the ATO, capital gains realised on the disposal of ADRs would not be “business profits” and the domestic capital gains tax provisions would apply. Investors should seek their own independent taxation advice should they wish to rely on a double tax treaty for relief from liability to pay Australian income tax upon the disposal of a share or ADR.

Australian stamp duty

As we are incorporated in the Australian Capital Territory (ACT), the stamp duty treatment of the transfer of Telstra shares is determined by reference to the ACT’s stamp duty regime.

From 1 July 2001, stamp duty on the transfer of shares which are quoted on a recognised stock exchange was abolished in the ACT. This covers both the situation where the transfer of such shares is affected by way of an “on-market” transfer (ie. through a broker) or by way of an “off-market” transfer.

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

United States taxation

This section describes the material US federal income tax consequences to a US holder (as defined below) of owning shares or ADSs. It applies to investors only if they hold their shares or ADSs as capital assets for tax purposes. This section does not apply to investors if they are a member of a special class of holders subject to special rules, including:

•	a dealer in securities;

•	a trader in securities that elects to use a mark-to-market method of accounting for securities holdings;

•	a tax-exempt organisation;

•	a life insurance company;

•	a person liable for alternative minimum tax;

•	a person that actually or constructively owns 10% or more of Telstra’s voting stock;

•	a person that holds shares or ADSs as part of a straddle or a hedging or conversion transaction; or

•	a US holder (as defined below) whose functional currency is not the US dollar.

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

Telstra Corporation Limited and controlled entities

Taxation

An investor is a US holder if it is a beneficial owner of shares or ADSs and it is:

•	a citizen or resident of the US;

•	a domestic corporation;

•	an estate whose income is subject to US federal income tax regardless of its source; or

•	a trust if a US court can exercise primary supervision over the trust’s administration and one or more US persons are authorized to control all substantial decisions of the trust.

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

Taxation of distributions on shares or ADSs

Under the US federal income tax laws, if an investor is a US holder, the gross amount of any dividend we pay out of our current or accumulated earnings and profits (as determined for US federal income tax purposes) is subject to US federal income taxation. If an investor is a non-corporate US holder, dividends paid to them in taxable years beginning after 31 December 2002 and before 1 January 2009 that constitute qualified dividend income will be taxable to them at a maximum tax rate of 15% provided that they hold the shares or ADSs for more than 60 days during the 120-day period beginning 60 days before the ex-dividend date and meet other holding period requirements. On 19 February 2004, the IRS announced that it will permit taxpayers to apply a proposed legislative change to the holding period requirement described in the preceding sentence as if such change were already effective. This legislative “technical correction’ would change the minimum required holding period, retroactive to 1 January 2003, to more than 60 days during the 121-day period beginning 60 days before the ex-dividend date. Dividends we pay with respect to the shares or ADSs generally will be qualified dividend income.

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

Subject to certain limitations, the Australian tax withheld in accordance with the US Treaty and paid over to Australia will be creditable against investors’ US federal income tax liability. Special rules apply in determining the foreign tax credit limitation with respect to dividends that are subject to the maximum 15% tax rate.

Telstra Corporation Limited and controlled entities

Taxation

Dividends will be income from sources outside the US, but generally will be “passive income” or “financial services income” which is treated separately from other types of income for purposes of computing the foreign tax credit allowable to investors.

Taxation of capital gains

If an investor is a US holder and it sells or otherwise disposes of its shares or ADSs, it will recognize a capital gain or loss for US federal income tax purposes equal to the difference between the US dollar value of the amount that it realizes and its tax basis, determined in US$, in its shares or ADSs. Capital gain of a non-corporate US holder that is recognized on or after 6 May 2003 and before 1 January 2009 is generally taxed at a maximum rate of 15% where the holder has a holding period greater than one year. The gain or loss will generally be income or loss from sources within the US for foreign tax credit limitation purposes.

Telstra Corporation Limited and controlled entities

Quantitative and Qualitative Disclosures about Market Risk

The potential for change in the market value of our financial assets and liabilities is referred to as “financial market risk”. We sometimes enter into financial instruments to manage our exposure to financial market risk such as interest rates and foreign currency rates that arise as part of our normal business operations.

Derivatives are financial instruments such as interest rate swaps, futures, foreign exchange forwards and cross currency swaps that derive their value from specified assets, indices, reference rates or a combination of these factors. We use derivative financial instruments, in accordance with Board approved policies, to hedge the market risks and volatility of financial outcomes arising from the underlying physical business or balance sheet exposure.

We are exposed to interest rate risk due to our borrowings

Our borrowings are generally for maturities of up to ten years and we manage our debt in accordance with targeted interest rate and debt portfolio maturity profiles. Where the actual interest rate profile on the physical debt profile differs from our desired target, we use derivatives, principally interest rate swaps, to achieve the target net debt profile. Our net debt portfolio therefore includes both physical borrowings (such as bonds and commercial paper) and associated derivative instruments (such as cross currency and interest rate swaps).

Our interest rate risk is calculated as the net of the interest rate exposure on our total net debt portfolio, after offsetting any holdings of financial assets whose value is sensitive to interest rates.

The interest rate on a proportion (of face value approximately A$5b) of our borrowings is subject to a limited increase through “coupon step-up” clauses triggered by credit ratings downgrades from Standard & Poor’s and/or Moody’s Investor Service. The interest rates on this debt will increase by 0.25% up to a maximum of 0.50% pa if our minimum credit rating falls to A- (S&P) / A3 (Moodys) or below depending on the particular trigger points of each borrowing and the extent of the rating change. In some cases, the interest rate increase will step-down again if the minimum credit rating was to subsequently increase above the previously mentioned trigger points.

We have exposure to foreign currency risk due to our normal business operations and borrowings

Foreign currency exchange risk arises from:

•	firm or anticipated transactions for receipts and payments for international telecommunications services settled in or dependant on foreign currencies;

•	investments (both business and financial) denominated in foreign currencies;

•	purchase commitments for material and supplies with prices dependent on foreign currencies; and

•	borrowings that are denominated in foreign currencies.

We manage the foreign exchange risk on our foreign currency denominated borrowings by effectively converting them to A$ borrowings at drawdown by applying cross currency swaps to maturity. Where foreign currency borrowings are used to hedge a specific underlying foreign exchange exposure, they are not swapped to A$ (eg. to hedge financial investments in foreign currency denominated securities and borrowings raised for offshore ventures). Foreign exchange risks that arise from the purchase of goods and services are managed principally through the use of forward foreign currency derivatives.

We manage our translation foreign exchange risk to offshore business investments principally through foreign currency denominated borrowings (either physical or synthetic) in the currency of the entity concerned. Our economic foreign exchange risk is assessed for each individual currency, calculated by aggregating the net exposure for that currency.

Telstra Corporation Limited and controlled entities

Quantitative and Qualitative Disclosures about Market Risk

Our economic exposure to movements in market risks is assessed and measured on a fair value basis

Two methods used to assess and present our overall estimated market risk are:

•	sensitivity analysis; and

•	value-at-risk or “VaR”.

These are undertaken to assess the potential impacts of adverse movements in the fair value of the relevant portfolio at the reporting date as shown below. Since market rates move in both directions, these can be advantageous as well as adverse. Hedging to protect against a downside risk can, in its establishment, remove or diminish the potential upside benefits.

Sensitivity analysis

We undertake a sensitivity analysis on our net debt and foreign exchange exposure portfolios after application of all hedging transactions. This is based on an instantaneous adverse proportional movement of 10% in interest rates and exchange rates.

The probability of this occurring is not factored into this sensitivity analysis. Also, the diverse nature of the portfolios is not taken into account and concurrent adverse movements in all exchange rates and interest rates is assumed. For these reasons, the analysis may be conservative and may not represent likely market volatility since historically it is unlikely that there would be a concurrent adverse movement across all factors.

Adverse proportional movement of 10% across risk categories

	As at 30 June
	2004	2003
	(A$m approximate)
Risk Categories
Interest rates	210	186
Foreign currency rates	80	98

Total	290	284

The foreign currency rate numbers include the translation exposure movements generated from our overseas investments in CSL and TelstraClear. A proportion of both these exposures is hedged using a combination of foreign currency borrowings and foreign currency derivatives.

VaR

VaR is used to assess the maximum potential adverse outcome due to market movements over a defined time horizon and with a specified confidence level based on historical volatilities. VaR assessments are formed by adding two basic components, namely the current ‘fair value’ amount of the transaction on the day and the potential ‘fair value’ movement that might occur over the time through to maturity. This potential component is calculated using the current statistical volatility relevant to the particular instrument derived from sound market wide data.

For the VaR numbers reported below, a one month time horizon and a 99% confidence level were used. This one month time horizon differs from many financial institutions who hedge for trading purposes and where a shorter one day period may be more appropriate. We consider a one month holding period is appropriate as our hedging activities are of a non-trading nature.

The monthly figures quoted can be approximately converted to daily assessments by multiplying by 0.22 or to 12 monthly estimates by multiplying by 3.5. For example, the VaR monthly result for foreign exchange of $46 million converts to an annual equivalent of approximately $161 million.

Telstra Corporation Limited and controlled entities

Quantitative and Qualitative Disclosures about Market Risk

We derive the potential fair value impact by applying historical volatility measures to the identified current market risk.

Unlike the sensitivity analysis, our overall VaR analysis takes into account the diversified nature of our net debt and net foreign exchange exposure portfolios and incorporates historical correlation between the markets. This projection based on historical volatility is, however, only an estimation of future volatility. The actual future volatility could be substantially different.

We arrived at the VaR numbers by using a Monte Carlo simulation model developed by our consulting actuaries, William M Mercer Pty Ltd, which uses the RiskMetrics# methodology and RiskMetrics# data sets. The data sets from RiskMetrics# comprise:

•	interest rate and foreign exchange rate volatilities; and

•	correlations between interest rates and foreign exchange rates.

The simulation model determines the distribution of the fair value of our debt portfolio and foreign exchange portfolio plus hedges at future rates. This is undertaken by simulating interest and foreign exchange movements against our actual transaction portfolio. In deriving the VaR numbers, 50,000 simulations have been undertaken to ensure the production of stable, robust results.

The VaR methodology adopted determines the maximum potential adverse outcome on the fair value with a 99% confidence level (ie. the value for which there is a 1% chance of being exceeded).

VaR (1)

	As at 30 June
	2004	2003
Fair Value Risk - (One month holding period)	(A$m)
Risk categories
Interest rates	164	240
Foreign currency rates	46	47

Sub-total	210	287
Diversification effect (2)	(41)	(52)

Total	169	235

(1)	For approximate conversions from monthly VaR cost multiply by 0.22 to give daily VaR and 3.5 to give twelve monthly VaR. These conversion factors assume that the portfolios continue with the same basis profiles, such as maturity and debt mix.

(2)	Equals the difference between the total monthly VaR and the sum of the monthly VaRs for the two risk categories. This effect arises because there is a degree of correlation between the two market risk categories.

Telstra Corporation Limited and controlled entities

Quantitative and Qualitative Disclosures about Market Risk

VaR calculations were undertaken for portfolio balances at the end of each quarter during fiscal 2004. The following table shows the high, low and average amounts of the portfolio VaR based on these quarterly results. It should be noted that the portfolio composition changes each quarter and the high and low quarters are selected based on the then existing portfolio values. These quarters may therefore not represent the high or low for each particular component of interest rate and foreign exchange rate movements and inter quarter exposures can change significantly.

VaR (1) analysis

	As at 30 June 2004
	High	Low	Average
Fair Value Risk - (One month holding period)	(A$m)
Risk categories
Interest rates	197	164	190
Foreign currency rates	60	46	44

Sub-total	257	210	234
Diversification effect (2)	(52)	(41)	(42)

Total	205	169	192

(1)	For approximate conversions from monthly VaR cost multiply by 0.22 to give daily VaR and 3.5 to give twelve monthly VaR. These conversion factors assume that the portfolios continue with the same basis profiles, such as maturity and debt mix.

(2)	Equals the difference between the total monthly VaR and the sum of the monthly VaRs for the two risk categories. This effect arises because there is a degree of correlation between the two market risk categories.

Additional information regarding our market risks is provided in note 29 to our financial statements.

Telstra Corporation Limited and controlled entities

Corporate Governance and Board Practices

The Telstra Board aims for best practice in the area of corporate governance. Our main corporate governance and board practices in place during fiscal 2004 are described in this section and, where appropriate, elsewhere in our annual report. Further information regarding our corporate governance and board practices can also be found on our website, www.telstra.com.au/communications/corp/ governance.cfm.

We are committed to continually reviewing and updating our corporate governance practices. As new corporate governance requirements and guidance notes are issued by the New York Stock Exchange, the US Securities and Exchange Commission or the ASX, the Board evaluates and, where appropriate, implements the relevant proposals with the aim of ensuring that we maintain best practice in corporate governance.

Telstra complies with the ASX Corporate Governance Council’s “Principles of Good Corporate Governance and Best Practice Recommendations” released in March 2003.

The Board of Directors

Role and responsibilities of the Board

The directors are accountable to shareholders for the management of Telstra’s business and affairs and the Board is responsible to shareholders for the overall strategy, governance and performance of the Company. The Board’s role includes:

•	providing strategic direction to the Company by working with management to establish, monitor, develop and modify the Company’s strategy and performance objectives;

•	approving significant business decisions;

•	approving the annual corporate plan;

•	establishing procedures for best practice corporate governance;

•	appointing and monitoring the performance of the CEO and approving succession plans and senior management remuneration policies and practices;

•	reporting to shareholders;

•	overseeing the establishment of appropriate compliance frameworks and controls and monitoring their operational effectiveness;

•	monitoring the integrity of internal control and reporting systems and monitoring strategic risk management systems;

•	reviewing and approving statutory accounts and monitoring financial results;

•	approving decisions concerning the capital of the Company, including capital restructures and dividend policy; and

•	complying with the reporting and other requirements of the Telstra Corporation Act.

The Board has adopted a charter and operating principles that detail the role and responsibilities of the Board and its members.

The Board delegates responsibility for day-to-day management of the Company to the CEO and has put a formal delegations structure in place which sets out the powers delegated to the CEO and those specifically retained by the Board.

Telstra Corporation Limited and controlled entities

Corporate Governance and Board Practices

Board membership, size and composition

The maximum number of directors provided for by our constitution is 13 and we currently have 10 directors on the Board. A casual vacancy to the Board may be filled or an additional director appointed, up to the maximum number of directors, either:

•	by the directors after consulting with the Communications Minister; or

•	by an ordinary resolution of shareholders.

The tenure of the CEO is linked to his executive office, while one third of all other directors are subject to retirement by rotation each year. Directors who retire by rotation may be re-elected. A director appointed by the directors is subject to re-election at the next annual general meeting. The Board’s general policy on Board membership for non-executive directors is:

•	the maximum retirement age is 72 years; and

•	the maximum tenure is 12 years (ie. four terms of three years).

A brief biography for each director setting out their experience and expertise, together with details of the year of initial appointment and re-election (where applicable) of each director, is outlined in the “Directors, Management and Employees” section of this annual report.

Role of the Chairman

The Chairman is appointed by the Board. The Chairman’s responsibilities include:

•	chairing Board meetings and shareholder meetings;

•	providing the appropriate leadership to the Board and the Company;

•	determining that membership of the Board is skilled and appropriate for the Company’s needs;

•	facilitating Board discussions with the aim of ensuring that the core issues facing the Company are addressed;

•	maintaining a regular dialogue and mentoring relationship with the CEO and Group Managing Directors;

•	monitoring Board performance; and

•	guiding and promoting the on-going effectiveness and development of the Board and individual directors.

Director Independence

With the exception of the CEO, all directors are non-executive directors and each non-executive director is considered by the Board to be independent.

Generally speaking, an independent director is a director who is independent of management and free of any business or other relationship that could materially interfere with, or could reasonably be perceived to materially interfere with, the exercise of the director’s unfettered and independent judgment.

Telstra Corporation Limited and controlled entities

Corporate Governance and Board Practices

The Board assessed the independence of each director at the end of fiscal 2004. The Board considered the effect of a director’s business and other relationships and interests from the perspective of both the Company and the director and had regard to a specific set of criteria set out in the Board’s charter which are consistent with the definition of independence set out in the best practice recommendations of the ASX Corporate Governance Council. Materiality was assessed on a case-by-case basis from the perspective of both the Company and the relevant director and having regard to the director’s individual circumstances.

Meetings of the Board

The Board meets for both scheduled meetings and on other occasions to deal with specific matters that require attention between scheduled meetings. The regular business of the Board includes business investments and strategic matters, governance and compliance, the CEO’s report, financial reports and, on a rotational basis, business unit reviews. The Board also liaises with senior management as required and may consult with other Telstra employees and advisers and seek additional information.

Details of the number of meetings held by the Board during fiscal 2004 and attendance by Board members are set out in the Directors’ report.

Performance Evaluation

The Board regularly reviews its performance and the performance of its committees. In fiscal 2004, the Board engaged an external consultant to conduct interviews with each of the directors to assist in evaluating the performance of the Board and the consultant’s report was provided to each director. Following each Board committee meeting, the Board receives a report from the Chair of the committee on the activities and performance of the relevant committee.

Conflicts of Interest

The Corporations Act and our constitution require directors to disclose any conflicts of interest and to generally abstain from participating in any discussion or voting on matters in which they have a material personal interest. A director who believes he or she may have a conflict of interest or material personal interest in a matter is required to disclose the matter in accordance with the relevant Corporations Act and constitutional requirements.

Board access to management and independent professional advice

Directors have complete access to the Company’s senior management. In addition to regular presentations by senior management to Board meetings, directors may seek briefings from senior management on specific issues. Directors and Board committees are also able to obtain independent professional advice at Telstra’s cost.

Committees of the Board

The Board also operates through committees that hold responsibility for particular areas. The two main committees are the Audit Committee and the Nominations & Remuneration Committee. Each committee operates in accordance with a written charter, operating principles and Telstra’s constitution. There is also a Technology Committee which provides a forum to brief directors on emerging technologies and the Company’s technology strategy. Meetings of the Technology Committee are open to all directors.

Telstra Corporation Limited and controlled entities

Corporate Governance and Board Practices

Audit Committee

Role and responsibilities of the Audit Committee

The Audit Committee is a committee of the Board whose primary functions are to:

•	assist the Board in its oversight of the reliability and integrity of accounting policies and financial reporting and disclosure practices;

•	provide advice to the Board on financial statements, due diligence, financial systems integrity and business risks to enable the Board to fulfil its fiduciary and stewardship obligations; and

•	assist the Board in establishing and maintaining processes intended to ensure that there is:

•	compliance with all applicable laws, regulations and company policies; and

•	an adequate system of internal control, management of business risks and safeguard of assets.

Subject to the role of the Auditor-General (as explained below), the Audit Committee (not management) is also responsible for approving all audit engagement fees and programs, as well as all non-audit engagements by Telstra’s external auditors.

Composition and membership of the Audit Committee

The Audit Committee is comprised of at least three members who must be non-executive directors who are independent of Telstra management and free from any relationship that, in the business judgment of the Board, would interfere with the exercise of their independent judgment as a member of the committee Members of the committee must also be financially literate and have sufficient financial knowledge and understanding to allow them to discharge their duties.

In addition, the chairman of the Audit Committee must not be the chairman of the Board of directors and no director may serve as a member of the committee if such director serves on the audit committees of more than two other public companies.

The members of the Audit Committee during fiscal 2004 were:

•	John Stocker (Chairman);

•	John Ralph;

•	Charles Macek;

•	Anthony Clark; and

•	Catherine Livingstone.

Details of the qualifications of each member of the Audit Committee are outlined in the “Directors, Management and Employees” section of this annual report.

The Board has determined that Charles Macek is an “audit committee financial expert”. Although the Board has determined that this individual has the requisite attributes defined under the rules of the SEC, his responsibilities are the same as those of the other Audit Committee members. He is not an auditor or an accountant of Telstra, does not perform “field work” for Telstra and is not a full-time employee of Telstra. The SEC has determined that an audit committee member who is designated as an audit committee financial expert will not be deemed to be an “expert” for any purpose as a result of being identified as an audit committee financial expert. The Audit Committee is responsible for oversight of management in the preparation of Telstra’s financial statements and financial disclosures. The Audit Committee relies on the information provided by management, the Auditor-General of Australia and the external auditor.

Telstra Corporation Limited and controlled entities

Corporate Governance and Board Practices

John Ralph stood aside from the Audit Committee while he held the position of Interim Chairman from 14 April 2004 to 20 July 2004.

During fiscal 2004, Telstra together with the Commonwealth Auditor General (acting through the Australian National Audit Office) conducted a tender process in respect of Telstra’s audit services requirements (the tender process sought tenders for the audit services sought by both Telstra and the Auditor-General). John Stocker and Anthony Clark did not participate in the deliberations of the Audit Committee as a result of associations with the tendering firms. Belinda Hutchinson and Donald McGauchie were appointed to the Audit Committee for the purposes of assisting in consideration of the audit tenders and such appointments terminated on completion of the tender process.

Meetings of the Audit Committee

The Audit Committee meets at least four times a year or more frequently as circumstances require. Board members are entitled to attend Audit Committee meetings and the committee may ask management, the external auditors and/or others to attend meetings and provide such input and advice as required. The committee also regularly meets with the internal auditor and the external auditors in the absence of management.

Details of the number of meetings held by the Audit Committee during fiscal 2004 and attendance by the committee members are set out in the Directors’ report.

Nominations & Remuneration Committee

Role and responsibilities of the Nominations & Remuneration Committee

The Nominations & Remuneration Committee (N&RC) (previously known as the Appointments and Compensation Committee) is a committee of the Board whose primary functions include advising the Board on matters regarding the composition and remuneration of the Board, remuneration, appointment and performance of the CEO, remuneration of senior management and Telstra remuneration strategies and practices generally.

Composition and membership of the N&RC

The N&RC is comprised of at least three members and all members must be independent non-executive directors, as determined by the Board. The members of the N&RC during fiscal 2004 were:

•	Donald McGauchie (Chairman from December 2003);

•	John Ralph;

•	Robert Mansfield (Chairman from July 2003 to December 2003)(resigned in March 2004);

•	Charles Macek (appointed in December 2003); and

•	John Stocker (appointed in March 2004).

Robert Mansfield resigned as a member of the N&RC prior to his resignation as Chairman of the Board and as a director of the Company on 14 April 2004. John Stocker resigned as a member of the N&RC on 11 August 2004. John Fletcher was appointed a member of the N&RC on 11 August 2004.

Details of the qualifications of each member of the N&RC are outlined in the “Directors, Management and Employees” section of this annual report.

Telstra Corporation Limited and controlled entities

Corporate Governance and Board Practices

Meetings of the N&RC

The N&RC meets at least twice a year or more frequently as required. The N&RC may request any Telstra employee to attend any meeting as it considers appropriate. However, if an employee has a material personal interest in a matter that is being considered at a meeting, he/she must not be present for consideration of that matter.

Details of the number of meetings held by the N&RC during fiscal 2004 and attendance by the committee members are set out in the Directors’ report.

Telstra’s Remuneration Framework

Information in relation to the Company’s remuneration framework (including information regarding our remuneration strategy and policies and their relationship to Company performance), together with details of the emoluments paid to Board members and senior executives during fiscal 2004, can be found in the “Directors, Management and Employees” section of this annual report.

The Board reviews the CEO’s performance against pre-determined performance metrics, personal priorities and the overall performance of the Company. Similarly, the CEO reviews each GMD’s performance against personal and business unit performance metrics. The CEO’s assessment of GMDs’ performance is submitted for review and endorsement by the Board.

Audit Governance and Financial Reporting

Relationship with external auditor

In accordance with section 36 of the Telstra Act, it is a legislative requirement that the Auditor-General of Australia is the auditor of Telstra Corporation Limited for Australian Corporations Act purposes. The Auditor-General has appointed an agent, Ernst & Young, to assist in performing independent external audit duties at Telstra.

The Audit Committee has the authority and responsibility to select, evaluate and, where appropriate, replace the external auditor for filings outside of Australia. Telstra, through the Audit Committee, has appointed Ernst & Young as its external auditor for filings outside Australia and in this respect and for the purposes of these audits, Ernst & Young is responsible for financial reporting purposes rather than the Auditor-General.

The Auditor-General, as auditor of Telstra, owes duties to Telstra and its shareholders as a whole. The Auditor-General also owes statutory duties as an independent officer of the Commonwealth. Ernst & Young, as the external auditor appointed by Telstra for filings outside Australia, is accountable to the Board, the Audit Committee and shareholders.

Restrictions on performance of non-audit services and auditor independence

The Auditor-General and Ernst & Young are authorised to perform all “audit services”, being an examination or review of the financial statements of the Company in accordance with the laws and rules of each jurisdiction in which filings are made for the purpose of expressing an opinion on such statements. The Audit Committee approves the provision of audit services as part of the annual approval of the audit plan.

Telstra Corporation Limited and controlled entities

Corporate Governance and Board Practices

The Auditor-General does not provide non-audit services. Telstra does not engage Ernst & Young to perform any of the following non-audit services:

•	bookkeeping services and other services related to preparing Telstra’s accounting records or financial statements;

•	financial information system design and implementation services;

•	appraisal or valuation services, fairness opinions, or contribution-in-kind reports;

•	actuarial services;

•	internal audit services;

•	management functions or human resources;

•	broker or dealer, investment adviser, or investment banking services;

•	and legal services or expert services unrelated to the audit.

In addition, Ernst & Young does not provide taxation advice of a strategic or tax planning nature.

All other non-audit services may only be provided by Ernst & Young if the Audit Committee and the Auditor-General have expressly approved the provision of the non-audit service and the performance of the non-audit service will not cause the total annual revenue to Ernst & Young from non-audit work to exceed the aggregate annual amount of Ernst & Young’s audit fees. The Audit Committee will not approve the provision of a non-audit service by Ernst & Young if the provision of the service would compromise Ernst & Young’s independence.

The Audit Committee expects the Auditor-General and requires Ernst & Young to submit annually to the Audit Committee a formal written statement delineating all relationships between the Auditor-General, Ernst & Young and Telstra or any of its controlled entities. The statement includes a report of all audit and non-audit fees billed by the Auditor-General and Ernst & Young during the most recent fiscal year, a statement of whether the Auditor-General and Ernst & Young are satisfied that the provision of the audit and any non-audit services is compatible with auditor independence and a statement regarding the Auditor-General’s and Ernst & Young’s internal quality control procedures.

The Audit Committee considers whether Ernst & Young’s provision of non-audit services to the Company is compatible with maintaining the independence of Ernst & Young. The Audit Committee also submits annually to the Board a formal written report describing any non-audit services rendered by Ernst & Young during the most recent fiscal year, the fees paid for those non-audit services and explaining why the provision of those non-audit services is compatible with auditor independence. If applicable, the Audit Committee recommends that the Board take appropriate action in response to the Audit Committee’s report to satisfy itself of Ernst & Young’s independence.

Telstra Corporation Limited and controlled entities

Corporate Governance and Board Practices

Auditor Fees

The following describes the fees charged by the Auditor-General and Ernst & Young for the past two fiscal years:

	30 June 2004	30 June 2003
Category	A$000	A$000
Auditor-General
Audit	4,412	4,445
Ernst & Young
Audit	1,904	1,440
Audit related	987	936
Tax	938	820
Other	1,565	3,578

Total — E&Y	5,394	6,774

Auditor-General

Audit fees charged by the Auditor-General relate to the audit of our annual financial statements and the review of our half-year financial statements.

Ernst & Young

Audit fees charged by Ernst & Young relate to the audit services required in completing our statutory and regulatory filings. These services include the audit and review of our offshore controlled entities, the regulatory audit and our USGAAP audit. In addition, this category includes the audit of our other statutory filings such as the filings we are required to make under Japanese law and annual reports on Form 20-F.

Audit related fees charged by Ernst & Young relate to services that are reasonably related to the performance of the audit or review of our financial statements. These services include our privacy audit and relevant accounting advice provided.

Tax fees charged by Ernst & Young relate to tax compliance, tax advice and other taxation services provided. These services include advice in connection with our entry into tax consolidation, reviews in connection with the implementation of a new tax software management system and tax law technical support.

Other services relate to all other services performed by Ernst & Young, other than those disclosed as audit, audit related and tax. These services include evaluation of investment acquisitions and other Company projects, performance of system and security reviews, and various other reviews and assurance services across the Company.

External Auditor Rotation

As it is a legislative requirement that the Auditor-General is the Company’s auditor for Australian Corporations Act purposes, the Auditor-General is not subject to rotation. As noted above, during fiscal 2004 Telstra and the Auditor-General conducted a tender process in respect of the Company’s audit requirements. On 22 June 2004, Telstra in conjunction with the Auditor-General announced that Ernst & Young had been reappointed as the Auditor-General’s sub-contractor to assist it with audit functions for the Company in Australia and as Telstra’s auditor for its US and other overseas auditing requirements. In accordance with a practice of 5 yearly rotation of the lead audit partner, during fiscal 2004 Ernst & Young appointed a new lead audit partner.

Telstra Corporation Limited and controlled entities

Corporate Governance and Board Practices

External Auditors’ Attendance at Annual General Meeting

Our external auditors attend our annual general meeting and are available to answer shareholder questions about the conduct of our audit and the preparation and content of the auditor’s report.

Audit Committee Processes

The Audit Committee, on an annual basis:

•	reviews its charter and operating principles to determine their adequacy for current circumstances and recommends to the Board the formal adoption of the revised charter and operating principles for future operations of the Audit Committee;

•	meets separately with the internal auditor, the Auditor-General and Ernst & Young, with and without management, to discuss the results of their audits;

•	considers reports and other disclosures to be included in the Company’s annual report or other communications to shareholders on the relationships between the Auditor-General, Ernst & Young and the Company; and

•	reviews with management, the Auditor-General and Ernst & Young, the financial report to be included in the annual report, including the Auditor-General’s and Ernst & Young’s responsibilities under generally accepted auditing standards, significant accounting policies, management judgments and accounting estimates and adjustments arising from the audit, and discusses the Auditor General’s and Ernst & Young’s judgments about the quality, not just the acceptability, of accounting principles as applied in the financial report.

Adoption of International Financial Reporting Standards

We will be required to comply with the Australian equivalents of the International Financial Reporting Standards (IFRS), as issued by the Australian Accounting Standards Board, when the Company reports for the half-year ending 31 December 2005 and year ending 30 June 2006. Further information regarding IFRS can be found in note 1.4 to our financial statements.

Risk oversight and management

Some of the significant risks that could affect the Company are described in the “Key Information — Risk factors” section of this annual report. Additionally, some risks may be unknown to us and other risks, currently believed to be immaterial, could turn out to be material. We are committed to the management of risks throughout our operations. The role of the Board includes monitoring the integrity of internal control and reporting systems and monitoring the effectiveness of how strategic, financial, operational and compliance risks are being managed. The Audit Committee provides advice to the Board on the status of business risks to the Company and relies on the work undertaken by the risk management and assurance function, which independently assesses the adequacy and operating effectiveness of the controls in place surrounding the management of risk.

Primary responsibility for risk oversight and management lies with Company management, who periodically review and update their significant business risks. The risk management and assurance function also plays a key role in this process, developing and promoting a common language and approach to be used by business units to enable them to proactively identify, manage and control their risks and transferring risk management expertise to them. The Audit Committee regularly receives reports independently prepared by the risk management and assurance function on significant business risks with an evaluation as to the adequacy and effective operation of controls that are in place surrounding the strategies applied by business units to manage these risks.

Telstra Corporation Limited and controlled entities

Corporate Governance and Board Practices

The financial risk arising from the Company’s underlying business activities is largely managed through a central treasury function which applies a prudential approach. Insurance is used to transfer significant risk exposures arising in the key areas of properties, public and product liability, and directors and officers. However, in view of its size, the Company accepts substantial “excess levels” and does not insure for risks that it can readily accommodate. Some risks cannot be effectively insured such as claims in relation to electromagnetic energy and business interruption. The central treasury function manages the liquidity, cash flow, foreign exchange, interest rate, borrowing and other financial terms and conditions, financial support arrangements, counterparty credit risk and derivatives, with the principal objectives being to minimise the volatility of economic and financial outcomes and to establish sound operational controls.

Evaluation of disclosure controls and procedures

Our management, including our CEO and CFO, have reviewed and evaluated the effectiveness of our disclosure controls and procedures as of the end of fiscal 2004. Based on that review and evaluation, the CEO and CFO have concluded that our disclosure controls and procedures are effective in providing them with all material information required to be disclosed in this annual report on a timely basis.

The CEO and CFO have provided the Board with confirmation that, in all material respects, the Company’s risk management and internal compliance and control systems are sound and operating efficiently and effectively. The CEO and CFO have also provided the Board with confirmation that, in all material respects, the Company’s financial reports for the year ended 30 June 2004 present a true and fair view of the Company’s financial condition and operational results.

Business values, code of conduct and other company policies

Telstra has a number of internal operating policies and principles which promote ethical and responsible decision making and timely and balanced disclosure.

Telstra Values and Code of Conduct

We provide guidance to our directors, senior management and employees on the standards of personal and corporate behaviour required of all Telstra officers and employees and how to deal with business issues through our company values and code of conduct policies. Through these policies we reinforce the standards of ethical behaviour we expect from all employees, which are aimed at understanding and complying with the spirit and letter of legal and regulatory standards. We have a mandatory ethics training program for all employees to reinforce these standards. We also provide assistance to employees on the application and interpretation of the Telstra Values and code of conduct policies through employee help lines. The Telstra code of conduct and Guidelines for Expected Behaviour are available on our website, www.telstra.com.au/communications/corp/governance.cfm.

Whistleblowers

We have in place a Telstra Whistleblowing Service and whistleblowing policy which give Telstra staff the opportunity to raise concerns they might have with respect to actual or suspected illegal, unethical or improper business behaviour within Telstra. The service is operated by an independent third party and matters may be notified to the service confidentially and, if the employee wishes, anonymously. This service and policy provide protection for people who make disclosures, as well as the rights of anyone who may be named or affected by a report. They are also designed to complement existing policies and procedures such as the Telstra code of conduct policy and the fair treatment and equal employment opportunity procedures.

Telstra Corporation Limited and controlled entities

Corporate Governance and Board Practices

Share Trading

We have in place a share trading policy that prohibits directors, senior management and certain other employees (and their associates) from engaging in short-term trading of our securities (including the acquisition of derivatives and financial and other products issued or created over Telstra’s shares by Telstra or any third party). This policy also restricts the buying or selling of our securities to three “window” periods (between 24 hours and 1 month following the release of our annual results, the release of our half-yearly results and the close of our annual general meeting) and at such other times as the Board permits. Trading during these window periods is subject to the overriding requirement that buying or selling of our securities is not permitted at any time by any person who possesses price-sensitive information which is not generally available in relation to those securities.

In addition, directors, senior management and relevant employees must notify the Company Secretary before they or their close relatives buy or sell our securities. Changes to the interests of directors in our securities are, as required by law, notified to the ASX.

Market disclosure

We have established procedures intended to ensure that we comply with our market disclosure obligations. In particular, we have in place a comprehensive continuous disclosure procedure which is reviewed and updated on a regular basis. The aim of this procedure is to ensure that we release price-sensitive information in a timely fashion to the various stock exchanges on which our shares and debt securities are listed. Our procedure runs as follows:

•	ultimate management responsibility for continuous disclosure rests with the CEO and the Chief Financial Officer (CFO);

•	our Continuous Disclosure Committee (Committee), chaired by the Company Secretary, advises the CEO and the CFO on disclosure matters. The Committee is responsible for an internal disclosure system which aims to ensure that information that might be disclosable is identified and reviewed quickly. The Committee’s membership includes the CFO, the Company Secretary, the Managing Director — Corporate Relations, the General Counsel — Finance & Administration, the Director — Business and Finance Services and the General Manager - Investor Relations;

•	senior management (including the CEO, the CFO, all other Group Managing Directors and their direct reports, all group financial controllers and all legal and regulatory counsel) must immediately inform the Committee of any potentially price-sensitive information or proposal as soon as they become aware of it;

•	a collective recommendation regarding disclosure is then made to the CEO and the CFO. If the matter is disclosable, an announcement is prepared and immediately sent via the Company Secretary’s office electronically to all relevant stock exchanges.

We implement several practices internally to reinforce the importance of Telstra’s continuous disclosure obligations and the need to keep the Committee informed about potentially disclosable matters. These practices are reviewed regularly and include the following:

•	every director is made aware of our continuous disclosure obligations upon taking office and each member of senior management undertakes training with the General Counsel — Finance and Administration, in relation to Telstra’s continuous disclosure obligations;

•	a weekly e-mail is sent to all senior management reminding them to notify the Committee immediately if they become aware of any potentially price-sensitive information or proposals;

Telstra Corporation Limited and controlled entities

Corporate Governance and Board Practices

•	the Committee maintains a list of issues which, although not yet disclosable, are monitored in case they become disclosable;

•	all proposed media releases and external speeches and presentations to be made by senior management are reviewed by internal legal counsel to determine whether they should be disclosed;

•	an internal policy is in place governing communications with and provision of information to shareholders, brokers, analysts and financial media;

•	the Legal and Regulatory Compliance and Risk Report prepared for the Audit Committee every quarter includes reporting on continuous disclosure; and

•	the Office of the Company Secretary maintains a record of all market announcements made. The announcements are also posted on our website after market release is confirmed.

We also have in place an investor relations policy in relation to our dealings with external parties, including shareholders, brokers and analysts. The aim of this policy is to ensure that we provide investors and the financial community with appropriate and timely information whilst at the same time ensuring that we fulfil our statutory reporting obligations under the Corporations Act and the ASX Listing Rules.

Legal and Regulatory Compliance

Telstra is committed to conducting its businesses in compliance with all of its legal and regulatory obligations. Compliance with these obligations is not just a legal requirement but is integral to Telstra’s commitment to its employees, customers, shareholders and the community.

The Board is responsible for overseeing the establishment of appropriate compliance frameworks and controls and monitoring their operational effectiveness. The Audit Committee has been delegated specific responsibility for assisting the Board in discharging this responsibility and in the oversight of the Company’s compliance programs. This oversight is facilitated by the preparation of a quarterly legal and regulatory compliance and risk report summarising compliance initiatives and issues across the Company.

Telstra has a number of compliance programs in place to address specific legal and regulatory obligations. These include programs directed to health, safety and environment, equal employment opportunity, privacy, trade practices and industry regulation.

The principles of the Australian Standard on Compliance Programs, AS 3806, have been incorporated into these programs and a number of programs, including the privacy compliance program, are subject to periodic, independent external audits which are intended to ensure that the Company’s approach is comprehensive, robust and rigorous.

This program based approach is supported by the corporate wide, legal and regulatory compliance framework and a network of compliance managers. This structure has been designed with the aim of ensuring that each business unit’s operations are conducted in accordance with Telstra’s obligations. This is achieved through a focus on policies, procedures and work instructions that is intended to ensure that Telstra and its employees achieve transparent compliance with these obligations. There is a complementary focus on training, dissemination of information and monitoring of compliance outcomes.

These initiatives reflect the Company’s commitment to maintaining a strong compliance record and reducing the risk of future legal and regulatory compliance issues.

Corporate Social Responsibility

At Telstra, we have a values-based approach to how we do business, leading us beyond legal compliance to make a positive contribution to the industries and communities in which we participate. Being a successful

Telstra Corporation Limited and controlled entities

Corporate Governance and Board Practices

company is not just about financial performance, it is also about being a good corporate citizen, living our Telstra Values in every decision we make, every day. Further information regarding corporate social responsibility can be found in the “Corporate Social Responsibility” section of this annual report.

Political and Other Donations

Telstra does not make political donations. However, in line with other major publicly listed companies, we do pay fees to attend a range of functions organised by the major political parties where those functions allow for discussion on major policy issues with key opinion leaders and policy makers.

Telstra does make donations and contribute funds to community and other organisations as part of our approach to corporate social responsibility.

Shareholder Communications Strategy

We have implemented a number of initiatives to promote effective communication with our shareholders. These include:

•	maintaining an investor relations website;

•	placing all relevant announcements made to the market and related information on our website;

•	webcasting certain events such as briefings and our annual general meeting; and

•	using electronic communications to advise certain investors of significant matters that may be of interest to them.

     We are also seeking to encourage our shareholders to receive their ( through our participation in the eTree program, of which we are a foundation member. Through the eTree program, we currently donate to Landcare Australia:

•	$2 for every shareholder who chooses to receive all of their communications from us electronically ; and

•	$1 for those shareholders who choose just to receive electronic shareholder reports and notices of meetings from us.

During fiscal 2004, we donated over A$125,000 to Landcare Australia through this initiative.

Other Considerations

While the Commonwealth owns more than 50% of the shares in Telstra, we will remain subject to various ministerial and other controls which other publicly listed companies are not subject to. This includes a ministerial power to give us written directions that the Communications Minister believes are in the public interest (section 9 of the Telstra Corporation Act). The Board continues to strive to achieve best corporate governance practice, in the context of this shareholding structure.

Compliance with NYSE requirements

The NYSE has recently adopted corporate governance requirements for companies listed on the NYSE. The NYSE has granted foreign private issuers such as Telstra a “home country” exemption from most of these requirements. We are, however, required to provide a brief description of the material differences between our corporate governance practices and the NYSE corporate governance requirements either in our annual report sent to shareholders or on our website no later than 28 October 2004. This description will be available on our website prior to 28 October 2004 and will be accessible at www.telstra.com.au/ communications/corp/governance.cfm at that time.

Telstra Corporation Limited and controlled entities

Directors’ report

The directors present their report on the consolidated entity (Telstra Group) consisting of Telstra Corporation Limited and the entities it controlled at the end of or during the year ended 30 June 2004.

Principal activity

Telstra’s principal activity during the financial year was to provide telecommunications services for domestic and international customers. There has been no significant change in the nature of this activity during the year.

Results of operations

Telstra’s net profit for the year was A$4,118 million (2003: A$3,429 million). This was after:

•	deducting income tax expense of A$1,731 million (2003: A$1,534 million); and

•	allowing for net losses attributable to outside equity interests in controlled entities of A$1 million (2003: A$35 million).

Earnings before interest and income tax expense was A$6,560 million, representing an A$837 million increase or 14.6% from the prior year’s result of A$5,723 million.

Earnings per share increased by 21.8% from 26.6 cents per share in fiscal 2003 to 32.4 cents per share in the current year. Year on year results have been impacted by a number of factors which are described below.

Review of operations

Profit before income tax expense for fiscal 2004 increased by 18.7% from the prior year to A$5,848 million primarily due to the fiscal 2003 profit before income tax expense including the write off of our investment in our 50% owned joint venture, Reach Ltd (Reach), amounting to A$965 million.

Sales revenue increased by A$242 million to A$20,737 million in fiscal 2004. The increase was mainly due to growth in mobiles, Internet and IP solutions, PSTN products and advertising and directories, offset by a decline in revenues from Hong Kong CSL.

Other revenue (excluding interest revenue) decreased by A$578 million to A$543 million in fiscal 2004, predominantly due to our other revenue in fiscal 2003 including the revenue from the sale of seven office properties amounting to A$570 million.

Reported operating expenses (before borrowing costs and share of net losses of joint venture entities and associated entities) decreased by A$226 million or 1.5% to A$14,642 million. The decrease was mainly due to:

•	the carrying value of assets and investments sold in the prior year being A$547 million larger than in the current year primarily due to the sale of the properties noted above;

•	partially offset by a provision raised for the non-recoverability of a loan to Reach of A$226 million; and

•	A$130 million of costs to exit our contractual commitments for information technology services with IBM Global Services Australia Limited corresponding with the sale of our interest in this business.

Net borrowing costs decreased by 10.4% to A$712 million in fiscal 2004 primarily due to a reduced debt portfolio in the current year and the close out of interest rate swaps in fiscal 2003. This has been offset by reductions in interest received as a result of lower holdings of short term-liquid assets and interest revenue generated by the PCCW converting note following partial redemption in the prior year.

Telstra Corporation Limited and controlled entities

Directors’ report

Income tax expense increased by 12.8% to A$1,731 million in fiscal 2004, primarily due to a A$201 million tax benefit recognised in the prior year on initial adoption of the tax consolidation legislation. Tax expense also increased due to the higher profit of the group, giving an overall effective tax rate of 29.6%.

Our free cash flow decreased by 8.8% to A$4,163 million as a result of lower proceeds from asset and investment sales and the purchase of controlled entities, offset by improved cash flows from operating activities. Operating capital expenditure declined by 7.5% to A$3,015 million due to tight control of our capital expenditure program. Proceeds from the sale of property, plant and equipment decreased by A$629 million to A$168 million mainly as a result of the sale of seven office properties in fiscal 2003. Investment expenditure amounted to A$668 million in fiscal 2004, which included the acquisition of Trading Post (Australia) Holdings Pty Ltd and its controlled entities (Trading Post group).

Dividends

The directors have declared a final ordinary dividend for the year ended 30 June 2004 of 13 cents per share (A$1,642 million) fully franked. The tax rate at which the dividend is franked is 30%. The record date for the final dividend will be 24 September 2004 with payment being made on 29 October 2004.

During fiscal 2004, the following dividends were paid:

Dividend	Date declared	Date paid	Dividend per share	Total dividend
Final ordinary dividend for the year ended 30 June 2003	28 August 2003	31 October 2003	12 cents franked to 100%	A$1,544 million
Interim ordinary dividend for the year ended 30 June 2004	12 February 2004	30 April 2004	13 cents franked to 100%	A$1,642 million

Under current legislation, it is expected that Telstra will be able to fully frank declared ordinary dividends out of fiscal 2005 earnings. We have announced a capital management program through which it is intended that we will declare ordinary dividends of around 80% of normal profits after tax and return A$1.5 billion per annum to shareholders through special dividends or share buy-backs each year through to fiscal 2007.

Significant changes in the state of affairs

There have been no significant changes in the state of affairs of Telstra during the financial year other than:

•	On 24 November 2003, we completed an off-market share buy-back of 238,241,174 ordinary shares as part of our ongoing capital management program. The cost of the share buy-back comprised purchase consideration of A$1,001 million and associated transaction costs of A$8 million; and

•	On 5 March 2004, we purchased 100% of the share capital of Trading Post group for total cash consideration of A$638 million. This included payments for shares (including associated acquisition costs) of A$448 million and the repayment of Trading Post group loans of A$190 million.

Likely developments

The directors believe, on reasonable grounds, that Telstra would be likely to be unreasonably prejudiced if the directors were to provide more information than there is in this report or the financial report about:

•	the likely developments in Telstra’s operations; or

•	the expected results of those operations in the future.

Telstra Corporation Limited and controlled entities

Directors’ report

Events occurring after the end of the financial year

The directors are not aware of any matter or circumstance that has arisen since the end of the financial year that, in their opinion, has significantly affected or may significantly affect in future years Telstra’s operations, the results of those operations or the state of Telstra’s affairs other than:

•	On 19 July 2004, Telstra Corporation Limited acquired 100% of the issued share capital of KAZ Group Limited (KAZ), a provider of technology services, business services and software solutions. Telstra paid 40c per share via a Scheme of Arrangement, resulting in the payment of cash consideration of A$333 million;

•	On 12 August 2004, the directors of Telstra Corporation Limited disclosed the intention to pay a fully franked special dividend of 6 cents per share (approximately A$750 million), as part of the interim dividend in fiscal 2005, and the intention to undertake an off-market share buy-back to a maximum of A$750 million, which is expected to be completed in the first half of fiscal 2005. The proposed special dividend and share buy-back are in accordance with our capital management program and intention to return approximately A$1,500 million to shareholders each year through to fiscal 2007. The financial effect of the special dividend and share buy-back will be reflected in the financial statements in fiscal 2005; and

•	On 4 August 2004, we announced the signing of a Heads of Agreement to establish a 50/50 joint venture with Hutchison 3G Australia Pty Ltd (H3GA), a subsidiary of Hutchison Telecommunications (Australia) Limited, to jointly own and operate H3GA’s existing 3G radio access network and fund future network development.

The arrangement is subject to due diligence by us, consent from the Australian Competition and Consumer Commission and final approval of the arrangement by the Boards of both companies.

Under the Heads of Agreement, the H3GA radio access network is proposed to become the core asset of the joint venture. In return for 50% ownership of the asset, it is proposed that we will pay H3GA A$450 million under a fixed payment schedule in four instalments beginning in November 2004.

The financial effects of the above transactions were not brought to account as at 30 June 2004.

Details about directors and executives

Changes to the directors of Telstra Corporation Limited during the financial year and up to the date of this report were:

•	Robert Mansfield resigned as Director and Chairman on 14 April 2004;

•	On 6 May 2004, William Owens resigned as a member of the Board of Directors; and

•	On 20 July 2004, Donald McGauchie was appointed Chairman of the Board of Directors.

During the period 14 April 2004 to 20 July 2004 John Ralph held the position of Interim Chairman.

Information about directors is provided as follows and forms part of this directors’ report:

•	names of directors and details of their qualifications, experience and special responsibilities are given on pages 125 to 127;

•	number of Board and Committee meetings and attendance by directors at these meetings is provided on page 189;

Telstra Corporation Limited and controlled entities

Directors’ report

•	details of directors’ shareholdings in Telstra are shown on page 140; and

•	details of directors’ emoluments are given on pages 130 to 132.

Senior executive emoluments

This information is provided on pages 132 to 138 and forms part of this report.

Performance rights, restricted shares, options and deferred shares

Telstra’s equity based compensation includes performance rights, restricted shares, options and deferred shares. Performance rights, restricted shares, and options have performance hurdles. If the hurdles are not met there is no vesting entitlement to acquire Telstra shares. From 1 July 2002, Telstra suspended its option plan and replaced it with a deferred share plan. Generally, deferred shares will only vest when a specified service period is completed.

Telstra expenses the fair value of all performance rights, restricted shares, share options and deferred shares in the results reported under United States generally accepted accounting principles (USGAAP). Consistent with Australian generally accepted accounting principles (AGAAP), the company only expenses options and employee shares when it is certain that there is an actual cost that will be realised by Telstra. When the Australian equivalent of international accounting standard IFRS 2 “Share based payment” is issued and adopted as AGAAP, Telstra will apply this standard to the accounting for its option and employee shareplans.

Since inception, A$285 million has been expensed in the company’s USGAAP financial statements in relation to the shares allocated under TESOP97 and TESOP99. Performance rights, restricted shares, options and deferred shares have given rise to a further expense of A$97 million in the USGAAP financial statements since inception. In the AGAAP financial statements, an amount of A$50 million has been expensed in relation to the performance rights and restricted shares. In fiscal 2004, the company has issued performance rights and deferred shares, with A$19 million (2003: A$19 million) expensed under USGAAP and A$19 million (2003: A$19 million) under AGAAP. Refer to note 19 of the financial statements for an explanation of the option and employee share plans and the accounting treatment applied to each plan.

The trustee of the plan must purchase shares on market for cash to the extent of the assessed liability, for which Telstra provides funding to the trustee. Telstra expenses immediately the funding of the purchase of shares to underpin the allocation of performance rights, restricted shares and deferred shares. The purchase of shares to underpin options is accounted for as a receivable in Telstra’s statement of financial position sheet as funding is provided to the trustee by Telstra.

Directors’ and officers’ indemnity

Constitution

Our constitution provides for us to indemnify each officer to the maximum extent permitted by law for any liability incurred as an officer provided that:

•	the liability is not owed to us or a related body corporate;

•	the liability is not for a pecuniary penalty or compensation order made by a Court under the Corporations Act 2001; and

•	the liability does not arise out of conduct involving a lack of good faith.

Our constitution also provides for us to indemnify each officer, to the maximum extent permitted by law, for legal costs and expenses incurred in successfully defending civil or criminal proceedings.

Telstra Corporation Limited and controlled entities

Directors’ report

If one of our officers or employees is asked by us to be a director or alternate director of a company which is not related to us, our constitution provides for us to indemnify the officer or employee out of our property for any liability he or she incurs. This indemnity only applies if the liability was incurred in the officer’s or employee’s capacity as a director of that other company. It is also subject to any corporate policy made by our chief executive officer. Our constitution also allows us to indemnify employees and outside officers in some circumstances. The terms “officer”, “employee” and “outside officer” are defined in our constitution.

Deeds of indemnity in favour of directors, officers and employees

Telstra has also executed deeds of indemnity in favour of:

•	directors (including past directors);

•	executive officers (other than directors) and certain employees generally; and

•	employees (including executive officers other than directors) involved in the formulation, entering into or carrying out, of a Telstra Sale Scheme (as defined in the Telstra Corporation Act 1991(Cwth)).

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

Directors’ and officers’ insurance

Telstra maintains a directors’ and officers’ insurance policy that, subject to some exceptions, provides worldwide insurance cover to past, present or future directors, secretaries or executive officers of the Telstra Entity and its subsidiaries. The directors’ and officers’ insurance policy prohibits disclosure of the premium payable under the policy and the nature of the liabilities insured.

Environmental regulation and performance

Performance in relation to particular and significant environmental legislation

Telstra’s operations are subject to some significant environmental regulation under Commonwealth, State and Territory law, particularly with regard to:

•	the impact of the rollout of telecommunications infrastructure;

•	site contamination; and

•	waste management.

Telstra has established procedures to monitor and manage compliance with existing environmental regulations and new regulations as they come into force.

The directors are not aware of any significant breaches of environmental regulation during the financial year.

Legal and Regulatory Compliance

Telstra is committed to conducting its businesses in compliance with all of its legal and regulatory obligations. Compliance with these obligations is not just a legal requirement but is integral to Telstra’s commitment to its employees, customers, shareholders and the community.

Telstra Corporation Limited and controlled entities

Directors’ report

The Board is responsible for overseeing the establishment of appropriate compliance frameworks and controls and monitoring their operational effectiveness. The Audit Committee has been delegated specific responsibility for assisting the Board in discharging this responsibility and in the oversight of the Company’s compliance programs. This oversight is facilitated by the preparation of a quarterly legal and regulatory compliance and risk report summarising compliance initiatives and issues across the Company.

Telstra has a number of compliance programs in place to address specific legal and regulatory obligations. These include programs directed to health, safety and environment, equal employment opportunity, privacy, trade practices and industry regulation.

The principles of the Australian Standard on Compliance Programs, AS 3806, have been incorporated into these programs and a number of programs, including the privacy compliance program, are subject to periodic, independent external audits which are intended to ensure that the Company’s approach is comprehensive, robust and rigorous.

This program based approach is supported by the corporate wide, legal and regulatory compliance framework and a network of compliance managers. This structure has been designed with the aim of ensuring that each business unit’s operations are conducted in accordance with Telstra’s obligations. This is achieved through a focus on policies, procedures and work instructions that is intended to ensure that Telstra and its employees achieve transparent compliance with these obligations. There is a complementary focus on training, dissemination of information and monitoring of compliance outcomes.

These initiatives reflect the Company’s commitment to maintaining a strong compliance record and reducing the risk of future legal and regulatory compliance issues.

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

Donald McGauchie AO
Chairman

Ziggy Switkowski
Chief Executive Officer and Managing Director
12 August 2004

Telstra Corporation Limited and controlled entities

Directors’ report

Directors’ meetings

Each director attended the following meetings and Board committees during the year as a member of the Board or relevant committee:

	Board		Committees
					Nominations and
			Audit		Remuneration(7)		Technology(8)
	a	b	a	b	a	b	a	b
D G McGauchie (6)	11	10	—	—	11	11	—	—
J T Ralph (3)	11	11	3	2	11	11	—	—
R C Mansfield (1) (5)	7	6	—	—	5	5	—	—
Z E Switkowski	11	11	—	—	—	—	3	3
S H Chisholm	11	11	—	—	—	—	—	—
A J Clark	11	11	6	6	—	—	—	—
J E Fletcher	11	10	—	—	—	—	—	—
B J Hutchinson	11	11	—	—	—	—	—	—
C B Livingstone	11	11	6	6	—	—	3	3
C Macek	11	11	6	5	8	8	—	—
W A Owens (2)	8	7	—	—	—	—	—	—
J W Stocker (4)	11	11	6	6	6	6	3	3

Column a: number of meetings held while a member.

Column b: number of meetings attended.

(1)	Resigned as Director and Chairman on 14 April 2004.

(2)	Resigned as Director on 6 May 2004.

(3)	Whilst acting as Interim Chairman from 14 April 2004 to 20 July 2004, Mr Ralph stepped aside from membership of the Audit Committee.

(4)	Appointed to the Nominations & Remuneration Committee on 31 March 2004.

(5)	Resigned from the Nominations & Remuneration Committee on 31 March 2004.

(6)	Appointed as Chairman of the Nominations & Remuneration Committee on 3 December 2003. Appointed as Chairman of the Board on 20 July 2004.

(7)	The Appointments & Compensation Committee was renamed to the Nominations and Remuneration Committee on 6 February 2004.

(8)	The Technology Committee was established to provide a forum to brief Directors on emerging technologies and the Company’s technology strategy. There were three meetings held during the year. Meetings of the Committee are open to all Directors.

Telstra Corporation Limited and controlled entities

Telstra Corporation Limited and controlled entities

Australian Business Number (ABN): 33 051 775 556

Financial Report
as at 30 June 2004

Financial Statements

Telstra Corporation Limited and controlled entities

Statement of Financial Performance

for the year ended 30 June 2004

	Telstra Group					Telstra Entity
	Year ended 30 June					Year ended 30 June
		2004	2004	2003	2002	2004	2003
	Note	$m	US$m	$m	$m	$m	$m
Ordinary activities
Revenue
Sales revenue	2	20,737	14,516	20,495	20,196	18,996	18,627
Other revenue (excluding interest revenue)	2,3	543	380	1,121	606	391	953

		21,280	14,896	21,616	20,802	19,387	19,580

Expenses
Labour	3	3,218	2,253	3,204	3,240	2,807	2,681
Goods and services purchased	3	3,420	2,394	3,615	3,933	2,543	2,730
Depreciation and amortisation	3	3,615	2,531	3,447	3,267	3,228	2,993
Other expenses	3	4,389	3,072	4,602	4,065	3,985	6,634

		14,642	10,250	14,868	14,505	12,563	15,038
Share of net loss from joint venture entities and associated entities	24	78	55	1,025	81	—	—

		14,720	10,305	15,893	14,586	12,563	15,038

Interest revenue	2	55	39	84	126	95	202
Borrowing costs	3	767	537	879	896	843	935

Net borrowing costs		712	498	795	770	748	733

Profit before income tax expense		5,848	4,093	4,928	5,446	6,076	3,809

Income tax expense	3,4	1,731	1,212	1,534	1,796	1,697	1,558

Net profit		4,117	2,881	3,394	3,650	4,379	2,251
Outside equity interests in net loss		1	1	35	11	—	—

Net profit available to Telstra Entity shareholders		4,118	2,882	3,429	3,661	4,379	2,251

Other valuation adjustments to equity
Net exchange differences on translation of financial statements of non-Australian controlled entities		21	15	(161)	(87)	—	—
Reserves recognised on equity accounting our interest in joint venture entities and associated entities		(5)	(4)	(18)	41	—	—
Fair value reserve recognised on acquisition of controlling interest in joint venture entity		—	—	—	54	—	—
Increase to opening retained earnings on adoption of new accounting standard		—	—	1,415	—	—	—

Valuation adjustments attributable to Telstra Entity shareholders and recognised directly in equity		16	11	1,236	8	—	—

Total changes in equity other than those resulting from transactions with Telstra Entity shareholders as owners		4,134	2,893	4,665	3,669	4,379	2,251

		¢	US¢	¢	¢

Basic and diluted earnings per share (cents per share)	6	32.4	23.0	26.6	28.5

Total ordinary dividends per share (cents per share)	7,28	26.0	18.0	27.0	22.0

The notes following the financial statements form part of the financial report.

Telstra Corporation Limited and controlled entities

Statement of Financial Position

as at 30 June 2004

	Telstra Group				Telstra Entity
	As at 30 June				As at 30 June
		2004	2004	2003	2004	2003
	Note	$m	US$m	$m	$m	$m
Current assets
Cash assets	8	687	481	1,300	543	1,152
Receivables	9	3,608	2,526	3,619	3,258	3,374
Inventories	10	229	160	260	206	225
Other assets	14	803	562	578	687	466

Total current assets		5,327	3,729	5,757	4,694	5,217

Non current assets
Receivables	9	740	518	877	1,047	1,319
Inventories	10	10	7	14	10	14
Investments - accounted for using the equity method	11	40	28	159	32	10
Investments - other	11	80	56	96	5,435	4,204
Property, plant and equipment	12	22,863	16,004	23,012	21,600	21,794
Intangibles - goodwill	13	2,104	1,473	2,018	16	4
Intangibles - other	13	1,501	1,051	1,146	220	236
Other assets	14	2,328	1,629	2,520	2,160	2,371

Total non current assets		29,666	20,766	29,842	30,520	29,952

Total assets		34,993	24,495	35,599	35,214	35,169

Current liabilities
Payables	15	2,338	1,636	2,525	1,891	2,030
Interest-bearing liabilities	16	3,246	2,272	1,323	5,527	3,327
Income tax payable		539	377	660	512	614
Provisions	17	358	250	353	331	284
Revenue received in advance		1,095	767	973	885	798

Total current liabilities		7,576	5,302	5,834	9,146	7,053

Non current liabilities
Payables	15	49	34	51	46	48
Interest-bearing liabilities	16	9,014	6,310	11,232	9,014	11,232
Provision for deferred income tax		1,807	1,265	1,814	1,748	1,753
Provisions	17	778	545	814	740	727
Revenue received in advance		408	286	432	398	418

Total non current liabilities		12,056	8,440	14,343	11,946	14,178

Total liabilities		19,632	13,742	20,177	21,092	21,231

Net assets		15,361	10,753	15,422	14,122	13,938

Shareholders’ equity
Telstra Entity
Contributed equity	18	6,073	4,251	6,433	6,073	6,433
Reserves		(105)	(73)	(150)	277	277
Retained profits		9,391	6,574	9,137	7,772	7,228

Shareholders’ equity available to Telstra Entity shareholders		15,359	10,752	15,420	14,122	13,938
Outside equity interests
Contributed equity		2	1	1	—	—
Retained profits		—	—	1	—	—

Total outside equity interests		2	1	2	—	—

Total shareholders’ equity		15,361	10,753	15,422	14,122	13,938

Expenditure commitments, contingent liabilities and assets	20,21

The notes following the financial statements form part of the financial report.

Telstra Corporation Limited and controlled entities

Statement of Cash Flows
for the year ended 30 June 2004

		Telstra Group				Telstra Entity
		Year ended 30 June				Year ended 30 June
		2004	2004	2003	2002	2004	2003
	Note	$m	US$m	$m	$m	$m	$m
Cash flows from operating activities
Receipts from trade and other receivables (inclusive of goods and services tax (GST))(c)		22,954	16,067	22,511	22,291	20,926	20,327
Payments of accounts payable and to employees (inclusive of GST)(c)		(11,816)	(8,271)	(11,920)	(11,837)	(9,862)	(9,841)
Interest received		51	36	70	52	92	140
Borrowing costs paid		(846)	(592)	(999)	(897)	(922)	(1,060)
Dividends received		2	1	7	10	1	2
Income taxes paid		(1,856)	(1,299)	(1,536)	(1,503)	(1,804)	(1,487)
GST remitted to the Australian Taxation Office (ATO)		(1,056)	(739)	(1,076)	(1,018)	(1,044)	(1,019)

Net cash provided by operating activities (a)		7,433	5,203	7,057	7,098	7,387	7,062

Cash flows from investing activities
Payments for:
- property, plant and equipment		(2,572)	(1,800)	(2,704)	(2,958)	(2,505)	(2,662)
- internal use software assets		(435)	(305)	(555)	(527)	(385)	(606)
- patents, trademarks and licences		(2)	(1)	(2)	—	—	—
- deferred expenditure		(6)	(4)	—	(6)	(6)	—

Capital expenditure (before investments)		(3,015)	(2,110)	(3,261)	(3,491)	(2,896)	(3,268)

- shares in controlled entities		(667)	(467)	(25)	(50)	(637)	(25)
- investment in joint venture entities		(1)	(1)	(45)	(67)	—	5
- investment in associated entities (including share buy-back)		1	1	—	(40)	1
- shares in listed securities and other investments		(1)	(1)	(1)	(14)	(1)	—

Investment expenditure		(668)	(468)	(71)	(171)	(637)	(20)

Total capital expenditure		(3,683)	(2,578)	(3,332)	(3,662)	(3,533)	(3,288)
Proceeds from:
- sale of property, plant and equipment		168	118	797	194	197	794
- sale of patents, trademarks and licences		—	—	—	1	—	—
- sale of shares in controlled entities		—	—	12	—	—	—
- sale of joint venture entities and associated entities		221	155	20	—	—	1
- sale of listed securities and other investments		24	17	7	176	41	—
- sale of business		—	—	4	33	—	2

Net cash used in investing activities		(3,270)	(2,288)	(2,492)	(3,258)	(3,295)	(2,491)

Cash flows from financing activities
Proceeds from:
- borrowings		4,119	2,882	5,914	13,487	4,329	6,521
- Telstra bonds		—	—	—	987	—	—
Repayment of:
- borrowings		(4,274)	(2,992)	(6,315)	(15,441)	(4,411)	(6,527)
- Telstra bonds		(211)	(148)	(582)	(41)	(211)	(582)
- finance leases principal amount		(13)	(9)	(22)	(18)	(11)	(8)
Employee share loans (net)		24	17	33	40	24	33
Loan to joint venture entity		(226)	(158)	—	—	(226)	—
Dividends paid	7	(3,186)	(2,230)	(3,345)	(2,831)	(3,186)	(3,345)
Share buy-back		(1,009)	(706)	—	—	(1,009)	—

Net cash used in financing activities		(4,776)	(3,344)	(4,317)	(3,817)	(4,701)	(3,908)

Net increase/(decrease) in cash		(613)	(429)	248	23	(609)	663
Foreign currency conversion		—	—	(18)	(20)	—	—
Cash at the beginning of the year		1,300	910	1,070	1,067	1,152	489

Cash at the end of the year (b)		687	481	1,300	1,070	543	1,152

The notes following the financial statements form part of the financial report.

Telstra Corporation Limited and controlled entities

Statement of Cash Flows (continued)
for the year ended 30 June 2004

		Telstra Group				Telstra Entity
		Year ended 30 June				Year ended 30 June
		2004	2004	2003	2002	2004	2003
	Note	$m	US$m	$m	$m	$m	$m
Cash flow notes
(a) Reconciliation of net profit to net cash provided by operating activities
Net profit		4,117	2,881	3,394	3,650	4,379	2,251
Add/(subtract) the following transactions
Depreciation and amortisation	3	3,615	2,531	3,447	3,267	3,228	2,993
Accrued interest on notes issued by PCCW		(4)	(3)	(15)	(85)	(4)	(15)
Dividends received from associated entities	24	1	1	6	9	(142)	—
(Profit)/loss on sale of property, plant and equipment	3	(40)	(28)	(173)	4	(40)	(160)
Profit on sale of patents, trademarks and licences	3	—	—	—	(1)	—	—
Profit on sale of controlled entities	3	—	—	(5)	(3)	—	—
(Profit)/loss on sale of joint venture and associated entities	3	(170)	(119)	(12)	—	—	1
(Profit)/loss on sale of listed securities and other corporations	3	(8)	(6)	2	5	(8)	—
Profit on sale of business	3	—	—	(10)	—	—	(8)
Borrowing costs included in the cost of constructed assets	3	(74)	(52)	(105)	(115)	(74)	(105)
Share of joint venture entities’ net losses	24	85	60	1,015	79	—	—
Share of associated entities’ net losses	24	(7)	(5)	10	2	—	—
Provision for reduction in value of investments	3	—	—	26	26	(709)	3,056
Provision for reduction in value of convertible note	3	—	—	—	96	—	—
Provision for reduction in value of controlled entity receivables	3	—	—	—	—	709	(587)
Provision for reduction in amount owed by joint venture entity	3	226	158	—	—	226	—
Net foreign currency conversion differences		3	2	(37)	(14)	—	—
Decrease in non cash revenue received in advance		—	—	—	225	—	—
Decrease in non cash operating deferred expenditure		—	—	(8)	(7)	—	(11)
Other		6	4	55	31	13	(24)
Movements in operating assets and liabilities
(Increase)/decrease in trade debtors and other debtors		143	100	4	233	75	(99)
(Increase)/decrease in inventories		35	26	(52)	94	60	(71)
(Increase)/decrease in deferred expenditure and prepayments		6	4	48	(45)	3	77
(Increase)/decrease in deferred mobile phone handset subsidies		(104)	(72)	(42)	52	(104)	(42)
Decrease in accounts payable and other creditors		(335)	(235)	(271)	(219)	(166)	(156)
Increase/(decrease) in revenue received in advance		98	69	(66)	(338)	69	(50)
Increase/(decrease) in net taxes payable		(125)	(88)	9	293	(107)	70
Decrease in provisions		(35)	(25)	(161)	(176)	(21)	(58)
Movement in foreign currency conversion reserve		—	—	(2)	35	—	—

Net cash provided by operating activities		7,433	5,203	7,057	7,098	7,387	7,062

(b) Reconciliation of cash
Cash at the end of the year as shown in the statement of cash flows agrees to the net amount of the following items in the notes to the financial statements:
Cash assets	8	687	481	1,300	1,070	543	1,152

Telstra Corporation Limited and controlled entities

Statement of Cash Flows (continued)
for the year ended 30 June 2004

Cash flow notes (continued)

(c) Goods and Services Tax (GST)

Our receipts from trade and other receivables includes estimated GST of $2,030 million (2003: $2,072 million; 2002: $1,975 million) collected by us as agent for the ATO. Our payments of accounts payable and to employees include estimated GST payments made by us for goods and services obtained in undertaking both operating and investing activities. GST paid associated with operating activities amounted to $750 million (2003: $639 million; 2002: $615 million) and GST paid relating to investing activities amounted to $224 million (2003: $356 million; 2002: $342 million).

(d) Significant financing and investing activities that involve components of non cash

Property, plant and equipment

Our property, plant and equipment includes borrowing costs of $57 million (2003: $77 million; 2002: $83 million) which have been included in the cost of constructed assets. These amounts are included in borrowing costs paid in our statement of cash flows.

Sale and leaseback transactions

There were no significant sale and leaseback transactions entered into during fiscal 2004.

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

Software assets (internal use software assets)

Our software assets include borrowing costs of $17 million (2003: $28 million; 2002: $32 million) which have been included in the cost of constructed assets. These amounts are included in borrowing costs paid in our statement of cash flows.

(e) Financing facilities

Details of credit standby arrangements and loan facilities are shown in note 16.

(f) Acquisitions

Fiscal 2004 — Telstra Group

Trading Post Group, Invizage, and Cable Telecom

On 13 February 2004, we acquired 100% of the share capital of Cable Telecom (GB) Limited (Cable Telecom) for initial cash consideration of $31 million (GBP 13 million) and deferred consideration of $7 million (GBP 3 million) to be paid in fiscal 2005.

On 5 March 2004, we acquired 100% of the share capital of Trading Post (Australia) Holdings Pty Ltd and its controlled entities (Trading Post Group) for initial cash consideration of $636 million and an additional $2 million to be paid in fiscal 2005.

On 31 March 2004, we acquired 75% of the share capital of Invizage Pty Ltd (Invizage) for initial cash consideration of $4 million and deferred consideration of $3 million to be paid in fiscal 2005. The outside equity interest in Invisage is insignificant.

Details of the acquisitions are as follows:

Year ended
30 June
2004
Acquisition of controlled entities	$m
Consideration for acquisitions
Cash	673
Deferred consideration	11
Costs of acquisition	1

685

Fair value of assets and liabilities acquired by major class
Cash	7
Receivables	9
Property, plant and equipment	8
Identifiable intangible assets	477
Other assets	5
Deferred tax assets	2
Payables	(28)
Provisions	(3)
Finance lease liability	(1)

Fair value of net assets on gaining control	476
Goodwill on acquisition	209

685

Outflow of cash on acquisitions
Consideration for acquisition	(673)
Cash balances acquired	7
Costs of acquisition	(1)

(667)

Telstra Corporation Limited and controlled entities

Statement of Cash Flows (continued)
for the year ended 30 June 2004

Cash flow notes (continued)

(f) Acquisitions (continued)

Fiscal 2004 — Telstra Entity

NDC and Telstra New Wave

During the year, the Telstra Entity acquired the NDC construction business from our wholly owned subsidiary Network Design and Construction Limited (NDC). This involved the transfer of NDC’s assets, including customer bases and the recognition of $16 million in goodwill which is eliminated on consolidation.

The Telstra Entity also acquired the assets of its wholly owned subsidiary Telstra New Wave Pty Ltd (Telstra New Wave), which involved the acquisition of $14 million in identifiable intangible assets.

Details of the acquisition is as follows:

Year ended
30 June
2004
Acquisition of business	$m
Consideration for acquisition

Intercompany loan	39

Fair value of assets and liabilities acquired by major class
Construction WIP	34
Inventory	3
Property, plant and equipment	49
Identifiable intangible assets	18
Software	6
Other assets	1
Payables	(3)
Provisions	(65)
Accrued expenses	(12)
Finance lease liability	(8)

Fair value of net assets on gaining control	23
Goodwill on acquisition	16

39

There was no cash consideration paid as part of these acquisitions.

Fiscal 2003

TelstraClear

On 9 April 2003, we acquired an additional 41.6% interest in TelstraClear Limited (TelstraClear) giving us 100% ownership of this company and its controlled entities.

Cash consideration for this additional acquisition was $25 million (NZ$26.9 million). As we controlled TelstraClear prior to this transaction, we were already consolidating their results, financial position and cash flows in to the Telstra Group.

Fiscal 2002

TelstraClear, CitySearch and the Telstra CSL Group

On 12 December 2001, we increased our holding in our joint venture entity TelstraClear Limited (TelstraClear) by 8.4% to 58.4%. We consequently ceased equity accounting and consolidated the financial position, financial performance and cash flows of the TelstraClear Group from 1 December 2001. Cash consideration for this acquisition was $40 million (NZ$50 million) for which we received an additional 52,500,000 shares in TelstraClear.

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

Telstra Corporation Limited and controlled entities

Statement of Cash Flows (continued)
for the year ended 30 June 2004

Cash flow notes (continued)

(f) Acquisitions (continued)

The amount of cash, other assets and liabilities acquired as a result of obtaining our additional 8.4% controlling interest in TelstraClear and our shareholding in CitySearch was as follows:

Year ended
30 June
2002
Acquisition of controlled entities	$m
Consideration for acquisitions
Cash	56
Costs of acquisition	1

57

Fair value of assets and liabilities acquired by major class
Net overdraft held on acquiring control	(5)
Receivables	64
Inventories	17
Property, plant and equipment	777
Identifiable intangible assets	249
Other assets	8
Payables	(55)
Borrowings	(406)
Amounts owed to Telstra Corporation Ltd (a)	(367)
Provisions	(72)
Finance lease liability	(10)
Other liabilities	(80)

Fair value of net assets on gaining control	120
Outside equity interest relating to TelstraClear	(47)
Original 50% interest in fair value of TelstraClear’s net assets prior to obtaining increased shareholding	(56)

Net assets acquired	17
Goodwill on acquisition (b)	40

57

Outflow of cash on acquisitions
Consideration for acquisition	(56)
Net overdraft held by TelstraClear on gaining control	(5)
Costs of acquisition	(1)

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

(g) Disposals and entities deconsolidated

Fiscal 2004 and fiscal 2003

There were no significant disposals of investments during fiscal 2004 or fiscal 2003.

Fiscal 2002

Keycorp and Vishesh Communications

During fiscal 2002, we deconsolidated our interests in Keycorp Limited (Keycorp) and Telstra Vishesh Communications Private Limited (Telstra VComm). We signed a deed poll effective 28 June 2002, which gave up our rights to appoint a majority of the directors to the Board of Keycorp. As a result, we no longer had the capacity to control the company and deconsolidated its statement of financial position as at that date.

On 13 May 2002, we sold our ordinary shareholding in Telstra VComm and acquired non voting preference shares for $11 million on the same date. As a result of this transaction, we no longer control this company and deconsolidated its statement of financial position.

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

Telstra Corporation Limited and controlled entities

Statement of Changes in Shareholders’ Equity
for the year ended 30 June 2004

Telstra Group

		Reserves
			Foreign		Consolid-
	Contributed	Asset	currency		ation		Outside
	equity	revaluation	translation	General	fair value	Retained	equity
	(i)	(ii)	(iii)	(iv)	(v)	profits	interests	Total
	$m	$m	$m	$m	$m	$m	$m	$m
Balance at 30 June 2001	6,433	32	(25)	4	—	6,795	483	13,722
- change in outside equity interests’ capital, reserves and accumulated losses (apart from interests in net loss)	—	—	—	—	—	—	(445)	(445)
- net profit/(loss)	—	—	—	—	—	3,661	(11)	3,650
- reserves recognised on equity accounting our interest in joint venture entities and associated entities	—	—	62	(21)	—	—	—	41
- adjustment on translation of financial statements of non-Australian controlled entities	—	—	(87)	—	—	—	—	(87)
- dilution of outside equity interest on acquisition of controlled entity through additional share issue	—	—	—	—	—	29	(29)	—
- fair value adjustment on acquisition of controlling interest in joint venture entity	—	—	—	—	54	1	—	55
- transfer of foreign currency translation reserve on sale of controlled entities .	—	—	(5)	—	—	5	—	—
- dividends (note 7)	—	—	—	—	—	(2,830)	—	(2,830)

Balance at 30 June 2002	6,433	32	(55)	(17)	54	7,661	(2)	14,106
- increase to opening retained profits on adoption of new accounting standard (vi)	—	—	—	—	—	1,415	—	1,415
- change in outside equity interests’ capital, reserves and accumulated losses (apart from interests in net loss)	—	—	—	—	—	(8)	39	31
- net profit/(loss)	—	—	—	—	—	3,429	(35)	3,394
- reserves recognised on equity accounting our interest in joint venture entities and associated entities	—	—	(21)	3	—	—	—	(18)
- adjustment on translation of financial statements of non-Australian controlled entities	—	—	(161)	—	—	—	—	(161)
- fair value adjustment on acquisition of controlling interest in joint venture entity	—	—	—	—	(4)	4	—	—
- transfer of foreign currency translation reserve and general reserve on sale of controlled entities and associates	—	—	(3)	22	—	(19)	—	—
- dividends (note 7)	—	—	—	—	—	(3,345)	—	(3,345)

Balance at 30 June 2003	6,433	32	(240)	8	50	9,137	2	15,422

(continued over page)

The notes following the financial statements form part of the financial report.

Telstra Corporation Limited and controlled entities

Statement of Changes in Shareholders’ Equity (continued)

Telstra Group

		Reserves
			Foreign		Consolid-
	Contributed	Asset	currency		ation		Outside
	equity	revaluation	translation	General	fair value	Retained	equity
	(i)	(ii)	(iii)	(iv)	(v)	profits	interests	Total
	$m	$m	$m	$m	$m	$m	$m	$m
Balance at 30 June 2003	6,433	32	(240)	8	50	9,137	2	15,422
- change in outside equity interests’ capital, reserves and accumulated losses (apart from interests in net loss)	—	—	—	—	—	—	1	1
- net profit/(loss)	—	—	—	—	—	4,118	(1)	4,117
- reserves recognised on equity accounting our interest in joint venture entities and associated entities	—	—	(5)	—	—	—	—	(5)
- adjustment on translation of financial statements of non-Australian controlled entities	—	—	21	—	—	—	—	21
- fair value adjustment on acquisition of controlling interest in joint venture entity	—	—	—	—	(6)	6	—	—
- transfer of foreign currency translation reserve and general reserve on sale of controlled entities and associates	—	—	38	(3)	—	(35)	—	—
- share buy-back (vii)	(360)	—	—	—	—	(649)	—	(1,009)
- dividends (note 7)	—	—	—	—	—	(3,186)	—	(3,186)

Balance at 30 June 2004	6,073	32	(186)	5	44	9,391	2	15,361

Balance at 30 June 2004 US$m	4,251	22	(130)	4	31	6,574	1	10,753

(i) Refer to note 18 for details of our contributed equity.

(ii) The asset revaluation reserve was previously used to record revaluations in the value of non current assets. Under AASB 1041: “Revaluation of Non-Current Assets”, we have previously deemed the carrying value of our property, plant and equipment assets (refer to note 12) to be cost. As a result, the asset revaluation reserve may no longer be used to record the writedowns of these assets to recoverable amount. Any writedowns of these assets to recoverable amount must be made through the statement of financial performance.

As a consequence of applying the cost method of accounting, we have discontinued our policy of revaluing property, plant and equipment upwards. The asset revaluation reserve can no longer be used for distribution to shareholders or for offsetting revaluation decrements due to legal and accounting restrictions.

(iii) The foreign currency translation reserve is used to record exchange differences arising from the conversion of the financial statements of our self sustaining non-Australian operations into Australian dollars. Conversion of operations where entities operate on their own are taken to the foreign currency translation reserve, while conversion of those entities that operate with us are taken to the statement of financial performance.

This reserve is also used to record our percentage share of exchange differences arising from equity accounting our non- Australian investments in joint venture entities and associated entities. The foreign currency translation reserve applicable to joint venture entities and associated entities is shown in note 24.

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

(vi) Due to the first time application of accounting standard AASB 1044: “Provisions, Contingent Liabilities and Contingent Assets” during fiscal 2003, we adjusted the opening balance of retained profits at 1 July 2002 by the amount of the dividend provided for as at 30 June 2002.

(vii) On 24 November 2003, we completed an off-market share buy-back of 238,241,174 ordinary shares as part of our ongoing capital management program. Refer to note 18 contributed equity for details on our share buy-back.

Telstra Corporation Limited and controlled entities

Statement of Changes in Shareholders’ Equity (continued)
for the year ended 30 June 2004

Telstra Entity

		Asset
	Contributed	revaluation	Retained
	equity	reserve	profits	Total
	$m	$m	$m	$m
Balance at 30 June 2001	6,433	277	7,012	13,722
- net profit	—	—	2,725	2,725
- dividends (note 7)	—	—	(2,830)	(2,830)

Balance at 30 June 2002	6,433	277	6,907	13,617
- increase to opening retained profits on adoption of new accounting standard	—	—	1,415	1,415
- net profit	—	—	2,251	2,251
- dividends (note 7)	—	—	(3,345)	(3,345)

Balance at 30 June 2003	6,433	277	7,228	13,938
- net profit	—	—	4,379	4,379
- share buy-back	(360)	—	(649)	(1,009)
- dividends (note 7)	—	—	(3,186)	(3,186)

Balance at 30 June 2004	6,073	277	7,772	14,122

Telstra Corporation Limited and controlled entities

Notes to the Financial Statements

1. Summary of accounting policies

In this financial report, we, us, our, Telstra and the Telstra Group — all mean Telstra Corporation Limited, an Australian corporation and its controlled entities as a whole. Telstra Entity is the legal entity, Telstra Corporation Limited.

Our financial or fiscal year ends on 30 June. Unless we state differently, the following applies:

•	year, fiscal year or financial year means the year ended 30 June;

•	balance date means the date 30 June; and

•	2004 means fiscal 2004 and similarly for other fiscal years.

The main accounting policies we used in preparing the financial report of the Telstra Entity and the Telstra Group are listed below. These are presented to assist your understanding of the financial reports. These accounting policies are consistent with those adopted in previous periods, unless a change in accounting policy has been made and brought to your attention.

1.1 Basis of preparation of the financial report

This financial report is a general purpose financial report prepared in accordance with:

•	the Australian Corporations Act 2001;

•	Accounting Standards applicable in Australia;

•	other authoritative pronouncements of the Australian Accounting Standards Board;

•	Urgent Issues Group Consensus Views; and

•	Australian generally accepted accounting principles (AGAAP).

This financial report is prepared in accordance with historical cost, except for some categories of investments that are equity accounted. Cost is the fair value of the consideration given in exchange for net assets acquired.

In preparing this financial report, we have been required to make estimates and assumptions that affect:

•	the reported amounts of assets and liabilities;

•	the disclosure of contingent assets and liabilities; and

•	revenues and expenses for the year.

Actual results could differ from those estimates.

Note 30 contains a reconciliation of the major differences between our financial report prepared under Australian generally accepted accounting principles (AGAAP) and those applicable under United States generally accepted accounting principles (USGAAP).

United States dollar conversions

This financial report has been prepared using Australian dollars (A$). For the convenience of readers outside Australia we have converted our statement of financial performance, statement of financial position, statement of cash flows and USGAAP disclosures from A$ to US$ for fiscal 2004.

These conversions appear under columns headed “US$m” and represent rounded millions of US dollars. The conversion has been made using the noon buying rate in New York City for cable transfers in non-US currencies. This rate is certified for custom purposes by the Federal Reserve Bank of New York. The rate on 30 June 2004 was A$1.00 = US$0.70.

These conversions are indicative only and do not mean that the A$ amounts could be converted to US$ at the rate indicated.

1.2 Change in accounting policies

The following accounting policy changes occurred during fiscal 2004.

Revenue arrangements with multiple deliverables

It is our policy to prepare our financial statements to satisfy both AGAAP and USGAAP in relation to revenue recognition and, in cases where there is no conflict between the two, we ensure that we incorporate the more detailed requirements in both AGAAP and USGAAP financial statements.

In November 2002, the Emerging Issues Task Force in the US reached a consensus on Issue No. 00-21 (EITF 00-21), “Revenue Arrangements with Multiple Deliverables”. EITF 00-21 is applicable to us from 1 July 2003.

EITF 00-21 requires that where two or more revenue-generating activities or deliverables are sold under a single arrangement, each deliverable that is considered to be a separate unit of accounting under EITF 00-21 should be accounted for separately. When the deliverables in a multiple deliverable arrangement are not considered to be separate units of accounting, the arrangement is accounted for as a single unit.

We allocate the consideration from the revenue arrangement to its separate units based on the relative fair values of each unit. If the fair value of the delivered item is not available, then revenue is allocated based on the difference between the total arrangement consideration and the fair value of the undelivered item. The revenue allocated to each unit under EITF 00-21 is then recognised in accordance with our revenue recognition policies described in note 1.21 “Revenue”.

Telstra Corporation Limited and controlled entities

Notes to the Financial Statements (continued)

1. Summary of accounting policies (continued)

1.2 Change in accounting policies (continued)

We currently have a number of arrangements with our customers that are considered to be distinguishable into separate units of accounting under EITF 00-21. These are:

•	mobile handsets that are offered as part of a mobile network contract or sold as part of a prepaid phone package;

•	broadband internet installation kits, where a modem is provided, and satellite internet packages; and

•	advertising in the Yellow Pages printed and online directories.

We have assessed the requirements of EITF 00-21 and determined that there is no material impact on our statement of financial performance or statement of financial position as at and for the year ended 30 June 2004 in relation to these arrangements.

The following accounting policy changes occurred during fiscal 2003.

Provision for dividends

Due to the application of accounting standard AASB 1044: “Provisions, Contingent Liabilities and Contingent Assets” for the year ended 30 June 2003 and subsequent reporting periods, a provision can no longer be raised at balance date if the dividend is declared after that date. As a result, during the year ended 30 June 2003, we changed our accounting policy to reflect this position and we now provide for a dividend in the period in which it is declared. There has been no change in the timing of dividends declared by the directors and as a result we will continue to make a public announcement of the dividend after balance date.

When the declaration date is after balance date but before completion of the financial report, we disclose the dividend as an event occurring after balance date, refer note 28.

The transitional provisions of this standard required a write-back of the provision raised as at 30 June 2002 to opening retained profits in fiscal 2003. The effect of the revised policy was to increase consolidated retained profits and decrease provisions at the beginning of the year ended 30 June 2003 by $1,415 million. No adjustment has been made to the year ended 30 June 2002 statement of financial performance, statement of financial position or cash flows.

The restatement of our retained profits and provisions for the years ended 30 June 2003 and 30 June 2002 is disclosed as follows to show the information as if the accounting policy had always been applied:

	Telstra Group		Telstra Entity
	As at 30 June		As at 30 June
	(Restated)		(Restated)
	2003	2002	2003	2002
	$m	$m	$m	$m
Restatement of retained profits
Previously reported retained profits at beginning of year	7,661	6,795	6,907	7,012
Reversal of prior year dividend provided for	1,415	1,416	1,415	1,416
Profit after income tax expense	3,429	3,661	2,251	2,725
Other movements in retained profits	(23)	35	—	—
Dividends — interim dividend and prior year final ordinary dividend paid (refer note 7)	(3,345)	(2,831)	(3,345)	(2,831)

Restated retained profits at end of year	9,137	9,076	7,228	8,322

Restatement of current provisions
Current provisions at end of year (refer note 17)	353	1,903	284	1,723
Adjustment for change in accounting policy	—	(1,415)	—	(1,415)

Restated current provisions at end of year	353	488	284	308

There were no accounting policy changes made during fiscal 2002.

1.3 Recently issued accounting standards to be applied in Australia in future periods

The adoption of the Australian equivalents of international financial reporting standards (IFRS) will apply in future financial reports. The impact of these Australian accounting standards has not yet been determined. Refer to 1.4 Adoption of International Financial Reporting Standards below.

Telstra Corporation Limited and controlled entities

Notes to the Financial Statements (continued)

1. Summary of accounting policies (continued)

1.4 Adoption of International Financial Reporting Standards

We will be required to comply with the Australian equivalents of the International Financial Reporting Standards (IFRS), as issued by the Australian Accounting Standards Board, when the company reports for the half-year ending 31 December 2005 and year ending 30 June 2006.

The transitional rules for adoption of IFRS for the first time require that we restate our comparative financial statements using Australian equivalents of IFRS, except for AASB 132: “Financial Instruments: Disclosure and Presentation” and AASB 139: “Financial Instruments: Recognition and Measurement”.

Currently we provide two years of comparative financial information in our financial statements to comply with the US Securities and Exchange Commission (SEC) requirements. However the SEC has proposed relief from this requirement. Under the SEC proposal, foreign registered companies will have the option to provide only one year of comparatives when applying the Australian equivalents of IFRS. This means we may have the option to apply the Australian equivalents of IFRS retrospectively from 1 July 2004. If the proposal of the SEC is not approved, we will determine the transitional impacts of applying the Australian equivalent of IFRS as at 1 July 2003. The transitional impacts will be different at each of the potential dates for comparative reporting.

Most of the adjustments required on transition are required to be made to opening retained earnings at the beginning of the first comparative period, however transitional adjustments relating to those standards where comparatives are not required will only be made at 1 July 2005. The key differences between our accounting policies under AGAAP and IFRS identified to date are summarised below. This summary should not be taken as an exhaustive list of all the differences between current AGAAP and the Australian equivalents of IFRS, but it does represent our major transitional impacts.

We have established a formal IFRS project team to manage the convergence to IFRS and ensure we are prepared to report for the first time in accordance with the timetable outlined above. The IFRS project team is monitored by a governance committee comprising senior members of management, and reports regularly to the Audit Committee of the Telstra Board on the progress towards adoption.

Planning and technical evaluation have largely been completed, and we are well advanced in determining the impact of adopting the Australian equivalents of IFRS. We expect the impact analysis to be completed during fiscal 2005, enabling us to effectively manage the implementation of changes required ahead of the 1 July 2005 application date.

The following areas have been identified as significant in terms of level of activity to substantiate the impact on our financial report and/or the potential transitional adjustment.

(a) AASB 2: “Share-Based Payment” (AASB 2)

We currently recognise an expense for all restricted shares, performance rights, deferred shares, and Telstra shares (consisting of “directshares” and “ownshares”) issued. This expense is equal to the funding provided to the Telstra Growthshare Trust to purchase Telstra shares on market to underpin these equity instruments, and is recognised in full in the statement of financial performance when the funding is provided. We do not currently recognise an expense for options issued. For further information regarding our employee share plans, refer to note 19.

On adoption of AASB 2, we will recognise an expense for all share-based remuneration, determined with reference to the fair value of the equity instruments issued. A transitional adjustment to recognise the difference between the expense recognised for AGAAP and the fair value of all equity instruments issued will be made retrospectively against opening retained earnings at transition date. We currently apply a similar concept of expensing share-based remuneration in our USGAAP reconciliation. For information on the approach applied in the USGAAP reconciliation, refer to note 30(k).

(b) AASB 112: “Income Taxes” (AASB 112)

On transition to AASB 112, a new method of accounting for income taxes, known as the “balance sheet liability method”, will be adopted, replacing the “tax effect income statement” approach currently used by Australian companies. Under the new method we will recognise deferred tax balances in the statement of financial position when there is a difference between the carrying value of an asset or liability and its tax base. It is expected that adoption of AASB 112 may require us to carry higher levels of deferred tax assets and liabilities, although at this stage our IFRS project has not identified a material transitional adjustment. The most significant area where the carrying value of an asset will differ from its tax base is expected to be assets that have been revalued in past reporting periods.

(c) AASB 119: “Employee Benefits” (AASB 119)

We do not currently recognise an asset or liability in our statement of financial position for the net position of the defined benefit schemes we sponsor in Australia and Hong Kong. Adoption of the Australian equivalent of IFRS, AASB 119, will cause us to recognise the net position of each scheme as a transitional adjustment in the statement of financial position, with a corresponding entry to the statement of financial performance. The transitional adjustment will be based on actuarial valuations of each scheme at transition date determined in accordance with AASB 119.

Telstra Corporation Limited and controlled entities

Notes to the Financial Statements (continued)

1. Summary of accounting policies (continued)

1.4 Adoption of International Financial Reporting Standards (continued)

(c) AASB 119: “Employee Benefits” (AASB 119) (continued)

The transitional adjustment could be an increase or decrease in retained earnings, depending on the funding position of each scheme at the date of transition. After the application date of 1 July 2005, movements reflecting the change in value of the schemes will be recognised in the statement of financial performance and is likely to result in increased earnings volatility.

For our USGAAP reconciliation, we recognise the impact of defined benefit schemes as required by SFAS 87 “Employers’ Accounting for Benefits”. The approach under existing US requirements does however differ to some extent from the requirements of AASB 119. For information on our existing approach under USGAAP, refer note 30(f).

(d) AASB 121: “Changes in Foreign Exchange Rates” (AASB 121)

Under the transitional rules of AASB 1 “First Time Adoption of Australian Equivalents to International Financial Reporting Standards” we can take advantage of an exception that permits the resetting of the foreign currency translation reserve (FCTR) to nil as at the date of transition to the Australian equivalents of IFRS. As at 30 June 2004 we had a debit balance of $187 million in the FCTR. Should we elect to apply this exemption on transition to AASB 121, the balance in the FCTR will be reset to nil, taking a debit transitional adjustment to retained earnings.

Translation differences in relation to our foreign controlled entities subsequent to transition to IFRS will continue to be recorded in the FCTR. The gain or loss on a future disposal of a foreign controlled entity will exclude the translation differences that arose before the date of transition to IFRS.

AASB 121 requires goodwill arising on the acquisition of a foreign controlled entity, and any other fair value adjustments to the carrying value of assets and liabilities arising on acquisition, to be expressed in the functional currency of the foreign operation. As at 30 June 2004 we had goodwill of $2,104 million, representing goodwill on the acquisition of our foreign controlled entities, Hong Kong CSL Limited (HKCSL) and TelstraClear Limited (TelstraClear). Under AGAAP, these goodwill balances are fixed in AUD.

On transition to AASB 121 we will restate these goodwill balances using the functional currency of HKCSL and TelstraClear at the original date of acquisition of the investment. The financial impact of restating the goodwill balances will be taken as a transitional adjustment against retained earnings and will reduce the balance of intangible assets. As a result of applying AASB 121 in relation to foreign denominated goodwill there is the potential for increased volatility in the FCTR.

(e) AASB 123: “Borrowing Costs” (AASB 123)

In accordance with AGAAP, we capitalise borrowing costs incurred in respect of internally constructed property, plant and equipment that meets the criteria of ‘qualifying assets’. The benchmark treatment required under IFRS is to expense borrowing costs, however AASB 123 does allow the alternative treatment of capitalising these costs where they relate to qualifying assets. A decision to write off the capitalised amount of borrowing costs on transition to AASB 123 would give rise to a reduction in opening retained earnings and would have the impact of reducing depreciation and increasing our interest expense in subsequent reporting periods. As at 30 June 2004, the Telstra Group had accumulated unamortised capitalised interest of $430 million. At this stage there has been no decision on whether we will continue to capitalise interest or expense it as incurred.

(f) AASB 128: “Investment in Associates” (AASB 128)

AASB 128 requires amounts that are in substance part of the net investment in associates to be accounted for as part of the carrying value of the investment for the purposes of equity-accounting the results of the associate. Accordingly, we may be required to classify amounts that are not currently recorded in the carrying value of our investment in associates as an extension of our equity investment.

This treatment would give rise to the continuation of equity accounting of our share of the operating profits and losses of our associates where they are incurring losses and have balances as described above. This may result in a reduction in our net consolidated assets.

As at 30 June 2004 we have a non-current asset of $208 million, representing a capacity prepayment with our associate Reach Ltd (Reach). On transition to AASB 128 this non-current asset may be deemed to be an extension of our investment in Reach and reclassified as a non-current investment in an associate. This reclassification would trigger equity accounting. As at 30 June 2004 we have sufficient accumulated equity accounting losses from Reach to eliminate this investment balance on transition to AASB 128.

A similar approach to that required under AASB 128 is currently applied in our USGAAP reconciliation. Refer to note 30(o) for additional information on the impact of this approach on our USGAAP results.

Telstra Corporation Limited and controlled entities

Notes to the Financial Statements (continued)

1. Summary of accounting policies (continued)

1.4 Adoption of International Financial Reporting Standards (continued)

(g) AASB 138: “Intangible Assets” (AASB 138)

Our current accounting policy is to amortise goodwill over the period of expected benefit. Goodwill acquired in a business combination will no longer be amortised under the Australian equivalent of IFRS, but instead will be subject to impairment testing at each reporting date, or upon the occurrence of triggers that may indicate a potential impairment. If there is an indication of impairment, it will be recognised immediately in the statement of financial performance. The prohibition of amortisation of goodwill will have the effect of reducing operating expenses and therefore improve reported profits of the Telstra Group, subject to any impairment charges that may be required from time to time. The amortisation charge for the Telstra Group in the financial year ended 30 June 2004 was $123 million.

Development expenditure on internally developed software that meets certain criteria set out in AASB 138 will continue to be capitalised. These costs will be reclassified from other non-current assets to intangible assets on transition to AASB 138. We do not expect a transitional adjustment in our statement of financial performance in relation to this development expenditure.

(h) AASB 132: “Financial Instruments: Disclosure and Presentation” (AASB 132) and AASB 139: “Financial Instruments: Recognition and Measurement” (AASB 139)

Application of AASB 132/139 is required to be adopted prospectively from 1 January 2005. Telstra will therefore not be required to apply these standards until 1 July 2005. Transitioning to AASB 132/139 prior to this date may be permissible, subject to being in a position to meet the requirements of these standards as at the earlier transition date. An early transition to AASB 132/139 would provide relevant comparative financial information in the first financial statements presented in accordance with the Australian equivalent of IFRS standards. We have not yet determined whether we will make an early transition.

Under AASB 132/139, our accounting policy will change to recognise our financial instruments in the statement of financial position and to record all derivatives and most financial assets at fair market value. AASB 139 recognises fair value hedge accounting, cash flow hedge accounting and hedges of investments in foreign operations. Fair value and cash flow hedge accounting can only be considered where effectiveness tests are met on both a prospective and retrospective basis. Ineffectiveness outside the prescribed range precludes the use of hedge accounting, which may result in significant volatility in the statement of financial performance.

We will carry all derivative contracts, whether used as hedging instruments or otherwise, at fair value in the statement of financial position. We expect to use a combination of fair value and cash flow hedging in respect of our foreign currency and interest rate risk hedges of foreign currency borrowings. The use of cash flow hedging will create some volatility in equity reserve balances. The impact on our opening retained earnings at transition will depend on the value of our derivatives at that date.

The change in accounting for derivative instruments required by AASB 139 is reasonably consistent with the approach used under USGAAP. The impact of applying SFAS 133: “Accounting for Derivative Instruments and Hedging Activities” is described in note 30(m). In applying AASB 139 we do, however, expect to have more qualifying cash flow hedges than under USGAAP and a higher degree of effectiveness, minimising the transitional adjustment against retained earnings.

1.5 Principles of consolidation

Our consolidated financial report includes the assets and liabilities of the Telstra Entity and its controlled entities as a whole as at the end of the financial year and the consolidated results and cash flows for the financial year. The effect of all intergroup transactions and balances are eliminated in full from our consolidated financial report.

Where we do not control an entity for the whole year, results and cash flows for those entities are only included from the date on which control commences, or up until the date on which there is a loss of control.

Our consolidated retained profits include controlled entities’ retained profits/accumulated losses from the time they became a controlled entity until control ceases. Outside equity interests in the results and equity of controlled entities are shown separately in our consolidated statement of financial performance and consolidated statement of financial position.

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

Investments in associated entities and joint ventures are accounted for as set out in note 1.11.

Telstra Corporation Limited and controlled entities

Notes to the Financial Statements (continued)

1. Summary of accounting policies (continued)

1.6 Foreign currency translation

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

Where we enter into a hedge for general expenditure commitments or for the construction of a non-qualifying asset, currency translation gains and losses are recorded in the statement of financial performance in the same period as the currency translation differences on the underlying transaction being hedged. Costs of such contracts are amortised over the life of the hedge contract.

Premiums and discounts on forward foreign currency contracts arising at the time of entering into the hedge are deferred and amortised over the life of the contract and included in borrowing costs.

(b) Translation of financial reports of foreign operations

Non-Australian entities that operate with us (“integrated” entities)

Where our non-Australian operations, either directly or indirectly, rely on us financially and operationally, we translate their financial reports to Australian dollars using a method known as the temporal method of accounting.

Under this method:

•	monetary statement of financial position items, such as cash and receivables, are translated into Australian dollars using market exchange rates at balance date;

•	non monetary statement of financial position items (including equity at the date of investment) are translated at market exchange rates applicable at the date of the transactions (or at the date of revaluation);

•	statements of financial performance are translated into Australian dollars at average exchange rates for the year, unless there are significant identifiable transactions, which are translated at the exchange rate that existed on the date of the transaction; and

•	currency translation gains and losses are recorded in the statement of financial performance.

Non-Australian entities that operate on their own (“self-sustaining” entities)

Where our non-Australian operations operate independently of us both financially and operationally, we translate their financial reports to Australian dollars using the current rate method of accounting.

Under this method:

•	assets and liabilities are translated into Australian dollars using market exchange rates at balance date;

•	shareholders’ equity at the date of investment is translated into Australian dollars at the exchange rate current at that date. Movements post-acquisition (other than retained profits/ accumulated losses) are translated at the exchange rates current at the dates of those movements;

•	statements of financial performance are translated into Australian dollars at average exchange rates for the year, unless there are significant identifiable transactions, which are translated at the exchange rate that existed on the date of the transaction; and

•	currency translation gains and losses are recorded in the foreign currency translation reserve.

Exchange differences relating to foreign currency monetary items forming part of the net investment in a self sustaining foreign entity, together with hedges of such monetary items and related tax effects, are eliminated against the foreign currency translation reserve on consolidation of the foreign entity’s financial report.

Upon disposal or partial disposal of a self sustaining entity, the balance of the foreign currency translation reserve relating to the entity, or the part disposed of, is transferred to retained profits.

1.7 Cash and cash equivalents (note 8)

Cash includes cash at bank and on hand, bank deposits, bills of exchange and commercial paper with an original maturity date not greater than three months.

Bank deposits are recorded at amounts to be received and interest revenue is recognised on an effective yield to maturity basis.

Bills of exchange and commercial paper are valued at amortised cost with interest revenue recognised on an effective yield to maturity basis.

The statement of cash flows discloses cash net of outstanding bank overdrafts. There were no bank overdrafts as at balance date in fiscal 2004 or fiscal 2003.

Telstra Corporation Limited and controlled entities

Notes to the Financial Statements (continued)

1. Summary of accounting policies (continued)

1.8 Receivables (note 9)

Trade debtors are recorded at amounts to be received. A provision for doubtful debts is raised based on a review of outstanding amounts at balance date. Bad debts specifically provided for in previous years are recorded against the provision for doubtful debts (the provision is reduced). In all other cases, bad debts are written off as an expense directly in the statement of financial performance.

Bills of exchange and commercial paper are valued at amortised cost with interest revenue recognised on an effective yield to maturity basis.

Receivables from related parties are recognised and carried at the nominal amount due. Interest is taken up as income on an accrual basis.

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

1.9 Inventories (note 10)

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

1.10 Construction contracts (note 10)

(a) Valuation

We record construction contracts in progress at cost (net of any provision for foreseeable losses) less progress billings where profits are yet to be recognised.

Cost includes:

•	both variable and fixed costs directly related to specific contracts;

•	amounts which can be allocated to contract activity in general and which can be allocated to specific contracts on a reasonable basis; and

•	costs expected to be incurred under penalty clauses, warranty provisions and other variances.

Where a significant loss is estimated to be made on completion, a provision for foreseeable losses is brought to account and recorded against the gross amount of construction work in progress.

(b) Recognition of profit

Profit is recognised on an individual project basis using the percentage of completion method. The percentage of completion is calculated based on estimated costs of completion (refer to note 1.21(d)).

Profits are recognised when:

•	the stage of contract completion can be reliably determined;

•	costs to date can be clearly identified; and

•	total contract revenues to be received and costs to complete can be reliably estimated.

(c) Disclosure

The construction work in progress balance is recorded in current inventories after deducting progress billings (refer note 10). Where progress billings exceed the balance of construction work in progress the net amount is shown as a current liability within other creditors.

Telstra Corporation Limited and controlled entities

Notes to the Financial Statements (continued)

1. Summary of accounting policies (continued)

1.11 Investments (note 11)

(a) Controlled entities

Our investments in controlled entities are valued at cost less any amount provided for reduction in the investment value.

(b) Joint venture entities and associated entities

(i) Joint venture entities

A joint venture entity is a contractual arrangement (in the form of an entity) whereby two or more parties take on an economic activity which is governed by joint control. Joint control involves the contractually agreed sharing of control over an entity where two or more parties must consent to all major decisions. Our interests in joint venture entities that are:

•	partnerships are accounted for using the equity method of accounting in the Telstra Group and Telstra Entity financial statements; and

•	not partnerships are accounted for using the equity method of accounting in the Telstra Group financial statements and the cost method in the Telstra Entity financial statements.

Our policy for accounting for joint venture entities is otherwise consistent with that detailed for our associated entities below.

(ii) Associated entities

Where we hold an interest in the equity of an entity and are able to apply significant influence to the decisions of the entity, that entity is an associated entity. Associated entities are accounted for using the equity method of accounting in the Telstra Group financial statements and the cost method in the Telstra Entity financial statements.

Under the equity method of accounting we adjust the initial recorded amount of the investment for our share of:

•	net profits or losses after tax since the date of investment;

•	reserve movements since the date of investment;

•	unrealised profits or losses;

•	notional goodwill amortisation;

•	dividends or distributions received; and

•	deferred profit brought to account.

Our share of all of these items, apart from dividends or distributions received and reserves, is recorded in the statement of financial performance.

Notional goodwill on acquisition of an interest in a joint venture entity or associated entity is amortised over the expected period of benefit, limited to a maximum of 20 years from the date of acquisition.

This amortisation is recorded in the share of net profits or losses of joint venture entities and associated entities line in the statement of financial performance.

Where we contribute or sell businesses or assets to a joint venture entity or associate in which we retain an ownership interest, a portion of the profit arising on contribution or sale is deferred. The amount deferred is determined with reference to our ownership percentage in the joint venture entity or associated entity. The deferred amount is released to the statement of financial performance through the equity accounted results over a period consistent with the utilisation of the underlying assets.

We also assess the recoverable amount of our equity accounted investments at each reporting date to ensure the equity accounted carrying amount does not exceed the recoverable amount. Where the equity accounted amount of an investment has been reduced to recoverable amount, we only reverse reductions to the extent the new recoverable amount at balance date exceeds the carrying amount at that date.

Where the equity accounted amount of our investment in an entity falls below zero, we suspend the equity method of accounting and record the investment at zero. When this occurs, the equity method of accounting does not recommence until our share of profits and reserves exceeds the cumulative prior year share of losses and reserve reductions.

(c) Joint venture operations

A joint venture operation means a contractual arrangement (that is not a joint venture entity) whereby two or more parties undertake an economic activity that is governed by joint control. This usually involves the shared use of assets. Joint control involves the contractually agreed sharing of control where two or more parties must consent to all major decisions. Where the investment is significant, we record assets and liabilities relating to our share of each asset and liability used in the joint venture operation. We record expenses based on our percentage ownership interest in the joint venture. We record revenue from the sale or use of our share of the output as described in our revenue policy (refer note 1.21).

Telstra Corporation Limited and controlled entities

Notes to the Financial Statements (continued)

1. Summary of accounting policies (continued)

1.11 Investments (note 11) (continued)

(d) Listed securities and investments in other corporations

Listed securities and investments in other corporations are valued at cost less any amount provided for permanent reduction in their value.

Net fair values of our investments are calculated on the following bases:

•	for listed securities traded in an organised financial market we use the current quoted market bid price at balance date; and

•	for investments in unlisted securities not traded in an organised financial market, fair value is determined by reference to the net assets of the unlisted security.

1.12 Recoverable amount of non current assets

Non current assets measured using the cost basis are written down to recoverable amount where their carrying value exceeds this recoverable amount.

The recoverable amount of an asset is the net amount expected to be recovered through the cash inflows and outflows arising from its continued use and subsequent disposal. Where net cash inflows are derived from a group of assets working together, recoverable amount is determined on the basis of the relevant group of assets. We recognise any decrement in the carrying value as an expense in the statement of financial performance in the reporting period in which the recoverable amount write down occurs.

The expected net cash flows included in determining recoverable amounts of non current assets are discounted to their present values using a market determined, risk adjusted, discount rate.

1.13 Property, plant and equipment (note 12)

(a) Acquisition

Items of property, plant and equipment are recorded at cost and depreciated as described in note 1.13(c). The cost of our constructed property, plant and equipment includes:

•	the cost of material and direct labour;

•	an appropriate proportion of direct and indirect overheads; and

•	borrowing costs up to the date the asset is installed ready for use.

Our weighted average capitalisation interest rate for borrowing costs for fiscal 2004 was 7.7% (2003: 7.5%; 2002: 7.2%). Interest revenue is not deducted in the calculation of borrowing costs included in the cost of constructed assets when those borrowings are not for a specific asset.

(b) Revaluation

We obtain valuations of all our land and buildings at least once every three years, or more frequently if necessary, in accordance with the note disclosure requirements in AASB 1040: “Statement of Financial Position”. It is our policy to apply the cost basis of recording property plant and equipment. Any notional increase in book value as a result of the triennial valuation will therefore be disclosed in a note to the financial statements but not booked.

When AASB 1041: “Revaluation of Non-Current Assets” was introduced, we elected to deem all our revalued property, plant and equipment carrying amounts as at 30 June 2000 to be their cost going forward. This means that the asset revaluation reserve of $32 million is fixed as at 1 July 2000 and writedowns of previously revalued assets may no longer be made through the asset revaluation reserve.

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

(c) Depreciation

Items of property, plant and equipment, including buildings and leasehold property, but excluding freehold land, are depreciated on a straight line basis over their estimated service lives. We start depreciating assets when they are installed and ready for use.

Telstra Corporation Limited and controlled entities

Notes to the Financial Statements (continued)

1. Summary of accounting policies (continued)

1.13 Property, plant and equipment (note 12) (continued)

(c) Depreciation (continued)

The service lives of our significant items of property, plant and equipment are listed as follows:

Telstra Group
As at 30 June
	2004	2003
	Service life	Service life
Property, plant and equipment	(years)	(years)
Buildings - building shell	55	55
- general purpose	8 - 40	8 - 40
- fitout	10 - 20	10 - 20
Communication assets
Buildings - building shell	55	55
- network	8 - 40	8 - 40
- fitout	10 - 20	10 - 20
Customer premises equipment	3 - 8	3 - 8
Transmission equipment	3 - 25	4 - 20
Switching equipment	1 - 10	2 - 10
Cables	8 - 25	8 - 25
Ducts and pipes - main cables	40	40
- distribution	30	30
Other communications plant	3 - 16	3 - 16
Other assets
Leasehold plant and equipment	7 - 15	7 -15
Other plant, equipment and motor vehicles	3 - 15	3 -15

The service lives and residual values (where applicable) of all assets are reviewed each year.

We account for our assets individually where it is practical and feasible and in line with commercial practice. Where it is not practical and feasible, we account for assets in groups. This is the case for certain communication assets. Group assets are automatically removed from our financial statements on reaching the group life. Therefore, any individual asset may be physically retired before or after the group life is attained.

Our major repairs and maintenance expenses relate to maintaining our exchange equipment and the customer access network (CAN). We charge the cost of repairs and maintenance, including the cost of replacing minor items, which are not substantial improvements, to operating expenses.

1.14 Leased plant and equipment (note 12)

We account for leases in accordance with AASB 1008: “Leases”. We distinguish between finance leases, which effectively transfer substantially all the risks and benefits incidental to ownership of the leased asset from the lessor to the lessee, from operating leases under which the lessor effectively retains all such risks and benefits.

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

1.15 Intangible assets (note 13)

Intangible assets are assets that have value but do not have physical substance.

(a) Goodwill

On acquisition of investments, when we pay an amount greater than the fair value of the net identifiable assets of an entity, this excess is recorded as goodwill in the Telstra Group statement of financial position. We calculate the amount of goodwill as at the date of purchasing our ownership interest in the entity.

When we purchase an entity that we will control, the amount of goodwill is recorded in intangible assets. Goodwill is amortised on a straight line basis over the period of expected benefit. This period is subject to a maximum of 20 years from the date of gaining control. The carrying amount of goodwill is reviewed every six months and adjusted to the extent that future benefits are not considered probable. The weighted average goodwill amortisation period for fiscal 2004 was 20 years (2003: 20 years).

Telstra Corporation Limited and controlled entities

Notes to the Financial Statements (continued)

1. Summary of accounting policies (continued)

1.15 Intangible assets (note 13) (continued)

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

We also calculate goodwill when we acquire joint venture entities and associated entities. However, for these entities the goodwill amount is included as part of the cost of the investment and not shown separately as an intangible asset. The amortisation of this notional goodwill is included in the share of net profit/(loss) of joint venture entities and associated entities line in the statement of financial performance. Refer to note 1.11 for information regarding goodwill for joint venture entities and associated entities.

(b) Identifiable intangible assets

(i) Patents, trademarks, licences, brandnames and customer bases

Identifiable intangible assets include patents, trademarks and licences (including network and business software and spectrum licences), brandnames and customer bases. Where the costs of such assets have a benefit or relationship to more than one accounting period, these costs are deferred and amortised on a straight line basis over the period of expected benefit.

The average amortisation periods of our identifiable intangible assets are listed as follows:

	Telstra Group
	As at 30 June
	2004	2003
	Expected	Expected
	benefit	benefit
Identifiable intangible assets	(years)	(years)
Patents, trademarks and licences	12	14
Brandnames	20	20
Customer bases	13	12

The recoverable amounts of identifiable intangible assets are reviewed every six months and the carrying amount is adjusted down where it exceeds recoverable amount. Recoverable amount of identifiable intangible assets is determined based on estimates of the discounted value of expected future cash flows to be derived from the use of those assets.

(ii) Mastheads

Mastheads, being the titles of newspapers and magazines, are also considered to be an identifiable intangible asset. Where we acquire an entity that is considered to hold value in their mastheads, we recognise an asset in our statement of financial position at the fair value determined at the date of acquisition.

We do not currently amortise the cost of our mastheads as they have been assessed to have an indefinite useful life. We do not expect a useful life to be determined in the foreseeable future. The status of the useful life and the need to amortise the carrying amount of the mastheads is, however, reassessed every six months.

In addition, an assessment of the recoverable amount of the mastheads is made every six months to ensure this is not less than its carrying amount. The recoverable amount is determined based on the amount expected to be recovered through the cash inflows and outflows arising from the mastheads, discounted to their present value using a market determined, risk adjusted discount rate.

1.16 Other assets (note 14)

(a) Research and development costs

Research costs are recorded as an expense as incurred. Development costs are recorded as an expense as incurred, unless future economic benefits are attainable from the expenditure, in which case they are capitalised (refer to note 1.16(d) for policy on software assets developed for internal use).

(b) Deferred mobile handset subsidies

Mobile handsets that are sold as part of service contracts are accounted for as separate transactions based on the requirements of EITF 00-21. The revenue allocated to a subsidised mobile handset under EITF 00-21 is contingent upon delivery of the contracted services and is therefore recognised over the life of the contract. Similarly, the cost of any associated subsidy is deferred and written off over the contract term.

As a result, the expense is recognised over the life of the contract, consistent with the timing of revenue earned.

(c) Deferred expenditure

Deferred expenditure mainly includes upfront payments for basic access installation and connection fees for in place and new services, and loan flotation costs.

Telstra Corporation Limited and controlled entities

Notes to the Financial Statements (continued)

1. Summary of accounting policies (continued)

1.16 Other assets (note 14) (continued)

Significant items of expenditure:

•	are deferred to the extent that they are recoverable from future revenue and will contribute to our future earning capacity; and

•	cannot be deferred if they only relate to revenue which has already been recorded.

We amortise deferred expenditure over the average period in which the related benefits are expected to be realised. This period is a weighted average of 4 years for fiscal 2004 (2003: 5 years). Each year we also review expenditure deferred in previous periods to determine the amount (if any) that is no longer recoverable. The amount of deferred expenditure that is no longer recoverable is written off as an expense in the statement of financial performance.

(d) Software assets developed for internal use

We record direct costs associated with the development of network and business software for internal use as software assets. These amounts are recorded as software assets where project success is regarded as probable.

Costs included in software assets developed for internal use are:

•	external direct costs of materials and services consumed;

•	payroll and direct payroll-related costs for employees (including contractors) directly associated with the project; and

•	borrowing costs incurred while developing the software.

Software assets developed for internal use are amortised on a straight line basis over their useful lives to us. This period is a weighted average of 6 years for fiscal 2004 (2003: 6 years). Amortisation starts once the software is ready for use.

The carrying values of these assets are reviewed regularly and at each reporting date, to ensure they are recoverable. Where such costs are no longer considered recoverable, they are written off to the statement of financial performance.

1.17 Payables (note 15)

Accounts payable, including accruals, are recorded when we are required to make future payments as a result of a purchase of assets or services.

1.18 Interest-bearing liabilities (note 16)

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

1.19 Provisions (note 17)

Provisions are recognised when the group has a present legal, equitable or constructive obligation to make a future sacrifice of economic benefits as a result of past transactions or events, it is probable that a future sacrifice of economic benefits will arise and a reliable estimate can be made of the amount of the obligation. However, the amount or timing of the future sacrifice of economic benefits to satisfy the present obligation is uncertain.

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

Telstra Entity employees who have been employed by the Telstra Entity for at least ten years are entitled to long service leave of three months (or more depending on the actual length of employment), which is included in our employee benefits.

Telstra Corporation Limited and controlled entities

Notes to the Financial Statements (continued)

1. Summary of accounting policies (continued)

1.19 Provisions (note 17) (continued)

(a) Employee benefits (continued)

We accrue liabilities for other employee benefits not expected to be paid or settled within 12 months of balance date at the present values of future amounts expected to be paid. This is based on projected increases in wage and salary rates over an average of 10 years.

We calculate present values using rates based on government guaranteed securities with similar due dates to our liabilities.

Liabilities for redundancies are recognised when a detailed formal plan for the redundancies has been developed and a valid expectation has been created that the redundancies will be carried out with those employees affected. The liabilities for redundancies are recognised in payables unless the amount or timing of the payments is uncertain, in which case they are recognised as provisions.

(b) Workers’ compensation

The Telstra Entity and certain controlled entities self insure their workers’ compensation liabilities. We take up a provision for the present value of these estimated liabilities, based on an actuarial review of the liability. This review includes assessing actual accidents and estimating claims incurred but not reported. Present values are calculated using appropriate rates based on government guaranteed securities with similar due dates. The majority of our controlled entities do not self insure, but pay annual premiums to third party insurance companies for their workers’ compensation liabilities.

(c) Restoration costs

We provide for our future obligations in relation to the fitout of our general purpose leased buildings when we have a legal, equitable or constructive responsibility. These costs include our obligations relating to the dismantling, removal, remediation, restoration and other expenditure associated with these fitouts. Restoration provision is initially recorded based on a reliable estimate of the costs to be incurred. Our estimates are based upon a review of lease contracts, legal requirements, historical information and expected future costs. Any changes to these estimates are adjusted on a progressive basis as required.

Restoration costs associated with mobile tower communication assets that are situated on land held under operating leases are expensed in the statement of financial performance when they become payable as they are insignificant to our financial report.

(d) Dividends

We provide for dividends in the period in which they are declared.

When the declaration date is after balance date, but before completion of the financial report, we disclose the dividend as an event occurring after balance date.

1.20 Contributed Equity (note 18)

Issued and paid up capital is recognised at the fair value of the consideration received by the company.

Any transaction costs arising on the issue of ordinary shares are recognised directly in equity as a reduction of the share proceeds received.

1.21 Revenue (note 2)

It is our policy to prepare our financial statements to satisfy both AGAAP and USGAAP, and in cases where there is no conflict between the two, we incorporate the more detailed requirements in both AGAAP and USGAAP financial statements.

The underlying accounting principles of revenue recognition are the same for both AGAAP and USGAAP. As such we have applied the more detailed guidance under USGAAP to the timing of revenue recognition for both AGAAP and USGAAP financial statements.

Sales revenue

Our categories of sales revenue listed in note 2 are recorded after deducting sales returns, trade allowances, duties and taxes.

(a) Delivery of services

Revenue from the provision of our telecommunications services includes:

•	telephone calls; and

•	other services and facilities provided such as internet and data.

We record revenue earned from:

•	telephone calls on completion of the call; and

•	other services generally at completion, or over the period of service provided.

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

Telstra Corporation Limited and controlled entities

Notes to the Financial Statements (continued)

1.	Summary of accounting policies (continued)

1.21 Revenue (note 2) (continued)

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

(d) Construction contracts

We record construction revenue on a percentage of contract completion basis. The percentage of completion of contracts is calculated based on estimated costs to complete the contract (refer note 1.10 for further information).

Our construction contracts are classified according to their type. There are three types of construction contracts, these being material intensive, labour intensive and short duration. Revenue is recognised on a percentage of completion basis using the appropriate measures as follows:

•	(actual costs / planned costs) x planned revenue — for material intensive projects;

•	(actual labour hours / planned labour hours) x planned revenue — for labour intensive projects; and

•	short duration projects are those that are expected to be completed within a month and revenues and costs are recognised on completion.

(e) Advertising and directory services

Classified advertisements and display advertisements are published on a daily, weekly and monthly basis for which revenues are recognised at the time the advertisement is published.

All of our Yellow Pages and White Pages directory revenues are recognised on delivery of the published directories using the delivery method. We consider our directories delivered when they have been published and delivered to customers’ premises. Revenue from online directories is recognised over the life of service agreements, which is on average one year. Voice directory revenues are recognised at the time of providing the service to customers.

Other revenue

(f) Dividend revenue

We record dividend revenue in the statement of financial performance from the following entities when declared by them:

•	controlled entities;

•	joint venture entities and associated entities (when received by the Telstra Entity); and

•	listed investments and other investments.

We record distributions from trusts when the distribution is receivable.

For our consolidated financial statements, dividends and distributions received from joint venture entities and associated entities are recorded as a reduction of the balance in the investment account as per equity accounting requirements and not as dividend revenue of the Telstra Group.

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

Revenue arrangements with multiple deliverables

Refer to note 1.2 for information regarding our accounting policy for revenue arrangements involving multiple deliverables.

Telstra Corporation Limited and controlled entities

Notes to the Financial Statements (continued)

1.	Summary of accounting policies (continued)

1.22 Advertising expenses

Costs for advertising products and services or promoting our corporate image are expensed as incurred. These costs are included in the marketing expenses line in note 3 to the financial statements.

1.23 Share of net profits/(losses) of joint venture entities and associated entities (note 24)

We record our share of the net profits/(losses) of joint venture entities and associated entities by taking the profit/(loss) after income tax expense, multiplied by our ownership interest after adjusting for:

•	amortisation of notional goodwill;

•	deferral and subsequent amortisation of unrealised profits after income tax expense arising from transactions and the sale of assets from us to our associates; and

•	deferral and subsequent amortisation of unrealised profits after income tax expense arising from trading and the sale of assets from our associates to us.

Refer to note 1.11(b) for information regarding deferral of unrealised profits and amortisation of notional goodwill in relation to joint venture entities and associated entities.

1.24 Taxation (note 4)

Income Tax

We apply tax-effect accounting using the liability method to calculate income tax. Income tax expense is calculated on accounting profit after allowing for permanent differences and is recorded as an expense.

Permanent differences are:

•	items of revenue or expense that are included in taxable income but will never be included in accounting profit; or

•	items of revenue or expense that are included in accounting profit but will never be included in taxable income.

To the extent timing differences occur between the time items are recognised in the financial statements and when items are taken into account in determining taxable income, the related taxation benefit or liability, calculated at current rates, is disclosed as a future income tax benefit or a provision for deferred income tax. These items are netted within the tax consolidated group of other controlled entities when the timing differences are expected to reverse in the same financial years. We do not net deferred tax balances between controlled entities apart from those within the tax consolidated group.

The future income tax benefit relating to tax losses is not carried forward as an asset unless the benefit is virtually certain of being realised.

During fiscal 2003, the Telstra Entity elected for its resident wholly owned controlled entities to join it in a tax consolidation group. The Telstra Entity recognises all current and deferred tax amounts in relation to its resident wholly owned controlled entities in its own financial statements in addition to the current and deferred tax balances arising from its own transactions and events (refer note 4 for further information).

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

To accord with Urgent Issues Group Abstract 31 — Accounting for Goods and Services Tax (GST), which requires cash flows to be determined on a gross basis, we have completed our cash flow statement in the following manner:

•	we have derived from our accounting records the amounts which we have shown in our statement of financial performance and statement of financial position, which are on a net GST basis where the GST is recoverable from the ATO; and

•	we have estimated the amount of GST that is required to be added to various line items in the cash flow statement by reference to our business activity statements prepared for the ATO.

Our commitments are recorded net of GST, except where there is non-recoverable GST (refer note 20).

Telstra Corporation Limited and controlled entities

Notes to the Financial Statements (continued)

1.	Summary of accounting policies (continued)

1.25 Earnings per share (note 6)

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

1.26 Superannuation (note 22)

Defined benefit funds

For funding purposes actuarial valuations are required to be performed at least every three years. In prior years, if there has been a shortfall in the net market value of scheme assets when compared to members’ vested entitlements, we have provided for the amount to the extent that a present obligation exists to rectify the financial position of the schemes.

Accumulation schemes

Our commitment to accumulation type benefits is limited to making the contributions specified in the trust deed in accordance with our minimum statutory requirements. We recognise a liability when we are required to make future payments as a result of employee services provided.

All superannuation schemes

Contributions to employee superannuation schemes are recorded as an expense in the statement of financial performance as the contributions become payable.

1.27 Employee share plans (note 19)

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

Telstra incurs expenses on behalf of both the TESOP97 and the TESOP99. These expenses are in relation to administration costs of the trusts and are recorded in our statement of financial performance as incurred.

The Telstra Growthshare Trust was established to allocate equity based instruments as required. Current equity based instruments include options, restricted shares, performance rights, deferred shares, directshares and ownshares. Options, performance rights, and restricted shares are subject to performance hurdles. Deferred shares are subject to a specified period of service.

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

Telstra provides loans to the Growthshare trustee to enable it to purchase shares on market to underpin options issued. When exercised, the eligible employee pays for the shares at the exercise price and the loan is repaid to us. On the basis that the loan is fully repaid by the employee, there is no expense associated with the allocation of options. Telstra receives interest on the loans to the trust. From 1 July 2002, the company suspended its option plan.

Restricted shares, performance rights and deferred shares are recorded as an expense to Telstra when we provide funding to the trust to purchase the shares. The expense recorded in the statement of financial performance represents the market price of the shares at the time of purchase on market.

Directshare enables non-executive directors to receive up to 20% of their fees in Telstra shares. Ownshare enables eligible employees to be provided part of their remuneration in Telstra shares. Telstra purchases shares to meet the requirements of directshare and ownshare and expenses these costs as part of the participant’s remuneration.

We have also provided funding to the Trustee to enable it to meet its other obligations under the trust deed.

Telstra Corporation Limited and controlled entities

Notes to the Financial Statements (continued)

1.	Summary of accounting policies (continued)

1.28 Derivative financial instruments (note 29)

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

Foreign exchange gains and losses on the principal value of our cross currency swaps are recorded in the statement of financial performance and determined through reference to the change in spot rates over the relevant reporting period. Where appropriate, these foreign exchange gains and losses offset the gains and losses recorded on the underlying hedged transaction.

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

Forward foreign currency contracts are accounted for as outlined in note 1.6(a). Gains and losses on forward foreign currency contracts intended to hedge anticipated future transactions are deferred and recognised when the anticipated future transaction occurs.

1.29 Insurance

We specifically carry the following types of insurance:

•	property;

•	travel/personal accident;

•	third party liability;

•	directors’ and officers’ liability;

•	company reimbursement; and

•	other insurance from time to time.

For risks not covered by insurance, any losses are charged to the statement of financial performance in the year in which the loss is reported.

The Telstra Entity and certain controlled entities are self insured for workers’ compensation. Further details are provided in note 1.19(b).

1.30 Further clarification of terminology used in our statement of financial performance

Under the requirements of AASB 1018: “Statement of Financial Performance” we must classify all of our expenses (apart from any borrowing costs and our share of net losses of associates and joint venture entities) according to either the nature (type) of the expense or the function (activity to which the expense relates). We have chosen to classify our expenses using the nature classification as it more accurately reflects the type of operations we undertake.

Our expense categories represent an aggregation of expenses classified by nature (type). These categories do not include any indirect or fixed costs and therefore are not identical to their functional expense category. Specifically this includes:

•	our goods and services purchased; and

•	our marketing expenses and general and administration expenses included within the reconciliation of other expenses (refer note 3).

When a specific revenue or an expense from ordinary activities is of such a size, nature or incidence that its disclosure is relevant in explaining our financial performance for the reporting period, its nature and amount has been disclosed separately in note 3(c).

1.31 Rounding

All dollar amounts in this financial report (except where indicated) have been rounded to the nearest million dollars ($m or A$m) for presentation. This has been done in accordance with Australian Securities and Investments Commission (ASIC) Class Order 98/100, dated 10 July 1998 and issued under section 341(1) of the Corporations Act 2001.

Telstra Corporation Limited and controlled entities

Notes to the Financial Statements (continued)

1.	Summary of accounting policies (continued)

1.32 Comparative figures

Where necessary, we adjust comparative figures to align with changes in presentation in the current year.

In addition, we have quantified the effect on comparatives of any changes in accounting policies where such changes have arisen (refer note 1.2).

Telstra Corporation Limited and controlled entities

Notes to the Financial Statements (continued)

			Telstra Group			Telstra Entity
			Year ended 30 June			Year ended 30 June
			2004	2003	2002	2004	2003
	Note		$m	$m	$m	$m	$m
2. Revenue
Revenue from ordinary operating activities (including items disclosed in note 3(c)) is made up of revenue from the following activities:
Sales revenue
Delivery of services			12,117	12,397	12,719	11,554	11,229
Sale of goods			531	572	439	393	430
Rent of network facilities			6,648	6,108	5,667	6,648	6,086
Construction contracts			90	201	236	77	42
Advertising and directory services			1,351	1,217	1,135	324	840

			20,737	20,495	20,196	18,996	18,627

Other revenue (excluding interest revenue)
Dividend revenue
- wholly owned controlled entities			—	—	—	142	—
- other entities			1	1	1	—	1

			1	1	1	142	1

Revenue from the sale of non current assets
- property, plant and equipment	3	(c)	102	811	246	131	792
- investments in controlled entities			—	17	—	—	—
- investments in joint venture entities			—	3	—	—	—
- investments in associated entities	3	(c)	204	17	—	—	1
- investments in listed securities and other corporations			24	7	22	24	—
- patents, trademarks and licences			—	—	1	—	—
- businesses			—	4	33	—	2

			330	859	302	155	795

Other sources of revenue
Rent from property and motor vehicles			23	33	44	22	33
Other revenue			189	228	259	72	124

			212	261	303	94	157

			543	1,121	606	391	953

Revenue from ordinary activities (excluding interest revenue)			21,280	21,616	20,802	19,387	19,580

Interest revenue
- controlled entities			—	—	—	43	124
- joint ventures entities and associated entities			2	2	2	2	2
- other entities			53	82	124	50	76

			55	84	126	95	202

Total revenue from ordinary activities			21,335	21,700	20,928	19,482	19,782

Telstra Corporation Limited and controlled entities

Notes to the Financial Statements (continued)

			Telstra Group			Telstra Entity
			Year ended 30 June			Year ended 30 June
			2004	2003	2002	2004	2003
	Note		$m	$m	$m	$m	$m
3. Profit from ordinary activities
(a) Profit before income tax expense (including items disclosed in note 3(c)) has been calculated after charging/(crediting) the following items:
Labour
Included in our labour expenses are the following:
Ownership based remuneration schemes			23	23	9	23	23
Employee redundancy			170	281	289	161	205
Goods and services purchased
Included in our goods and services purchased and relating to sale of goods is:
Cost of goods sold			544	556	503	425	432
Other expenses
Net book value of assets we have sold:
- property, plant and equipment	3	(c)	64	638	250	90	632
- investments in controlled entities			—	12	(3)	—	—
- investments in joint venture entities			—	—	—	—	—
- investments in associated entities	3	(c)	34	8	—	—	2
- investments in listed securities and other corporations			16	9	27	16	—
- patents, trademarks and licences			—	—	—	—	—
- businesses			—	(6)	33	—	(6)

			114	661	307	106	628

Rental expense on operating leases			530	584	597	399	404
Bad debts written off - trade debtors			168	172	185	149	154
Movement in provisions - increase/(decrease):
- doubtful debts - trade debtors			15	21	28	8	2
- reduction in value of inventories (finished goods)			5	5	1	5	5
- reduction in value of investments	3	(c)	—	26	26	(709)	3,056
- reduction in value of convertible note issued by PCCW			—	—	96	—	—
- reduction in value of amounts owed by controlled entities	3	(c)	—	—	—	709	(587)
- reduction in value of amounts owed by joint ventures	3	(c)	226	—	—	226	—
- reduction in value of capitalised software			—	2	—	—	2
Net foreign currency translation losses/(gains)			17	(17)	17	41	(14)
Auditors’ fees	3	(b)	6	6	5	5	5
Service contracts and other agreements			1,678	1,706	1,400	1,664	1,606
Marketing			335	316	284	275	255
General and administration			889	790	679	737	584
Other operating expenses			406	330	440	370	534

			4,389	4,602	4,065	3,985	6,634

Telstra Corporation Limited and controlled entities

Notes to the Financial Statements (continued)

			Telstra Group			Telstra Entity
			Year ended 30 June			Year ended 30 June
			2004	2003	2002	2004	2003
	Note		$m	$m	$m	$m	$m
3. Profit from ordinary activities (continued)
(a) Profit before income tax expense (including items disclosed in note 3(c)) has been calculated after charging/(crediting) the following items:
Depreciation of property plant and equipment
- general purpose buildings and leasehold improvements	12		55	75	84	55	57
- communication assets including leasehold improvements	12		2,602	2,436	2,373	2,504	2,282
- communication assets under finance lease	12		82	82	79	82	82
- equipment under finance lease	12		13	7	2	11	2
- other plant, equipment and motor vehicles	12		121	154	115	64	106

			2,873	2,754	2,653	2,716	2,529
Amortisation of intangible assets and other assets
- goodwill	13		123	116	87	4	1
- patents, trademarks and licences			35	38	40	19	32
- brandnames			10	12	12	—	—
- customer bases			72	82	86	15	—
- deferred expenditure			1	1	1	1	1
- software assets			501	444	388	473	430

			742	693	614	512	464

			3,615	3,447	3,267	3,228	2,993

Borrowing costs
- controlled entities			—	—	—	81	80
- other entities			841	983	1,009	836	960
- finance charges relating to finance leases			—	1	2	—	—

			841	984	1,011	917	1,040
- borrowing costs included in the cost of constructed assets			(74)	(105)	(115)	(74)	(105)

			767	879	896	843	935

Other disclosures
Research and development expenses (before crediting any grants)			26	41	28	26	41

Net profit/(loss) on the sale of:
- property, plant and equipment	3	(c)	40	173	(4)	40	160
- investments in controlled entities			—	5	3	—	—
- investments in joint venture entities			—	3	—	—	—
- investments in associated entities	3	(c)	170	9	—	—	(1)
- investments in listed securities and other corporations			8	(2)	(5)	8	—
- patents, trademarks and licences			—	—	1	—	—
- businesses			—	10	—	—	8

			218	198	(5)	48	167

Telstra Corporation Limited and controlled entities

Notes to the Financial Statements (continued)

			Telstra Group			Telstra Entity
			Year ended 30 June			Year ended 30 June
			2004	2003	2002	2004	2003
	Note		$m	$m	$m	$m	$m
3. Profit from ordinary activities (continued)
(b) Auditors’ fees
The Australian statutory auditor of the Telstra Entity has charged the following amounts for:
Auditing and reviewing the financial reports (a)			4.412	4.445	3.753	4.183	3.974
Auditors other than the Australian statutory auditor have charged the following amounts for:
Auditing and reviewing the financial reports			1.904	1.440	1.553	1.001	0.528

Total auditors’ fees	3	(a)	6.316	5.885	5.306	5.184	4.502

In addition to auditing and reviewing the financial reports, other services have been provided by Ernst & Young in their own right as follows:
Other services (b)			3.490	5.334	5.714

(a) Our Australian statutory auditor is the Australian National Audit Office (ANAO). The audit provided by the ANAO has been subcontracted to Ernst & Young (EY) since fiscal 2000.

(b) We have processes in place to maintain the independence of the external auditor, including the level of expenditure on other services. Fees earned by EY for non audit work are capped at a maximum of 1.0 times (2003: 1.0 times, 2002: 1.5 times) total audit fees. In addition to the establishment of this cap, there is a requirement for the Audit Committee to pre-approve all proposals involving the provision of services by EY. As part of the approval process, an assessment is made by the Audit Committee on the appropriateness of the services from an independence stand point. Monthly meetings are held between EY and the Director, Business and Finance Services to monitor the process.

EY also has specific internal processes in place to ensure auditor independence.

Telstra Corporation Limited and controlled entities

Notes to the Financial Statements (continued)

		Telstra Group			Telstra Entity
		Year ended 30 June			Year ended 30 June
		2004	2003	2002	2004	2003
	Note	$m	$m	$m	$m	$m
3. Profit from ordinary activities (continued)
(c) Items requiring specific disclosure
The following items form part of the ordinary operations of our business and their disclosure is relevant in explaining the financial performance of the group.
Our net profit has been calculated after (charging)/crediting specific revenue and expense items from our ordinary activities as follows:
Items included in revenue:
Other revenue (excluding interest revenue)
- proceeds on sale of our investment in IBM Global Services Australia Limited (i)		154	—	—	—	—
- proceeds on sale of properties (iv)		—	570	—	—	570

Total revenue items		154	570	—	—	570

Items included in expenses:
Other expenses
- net book value of investment and modification of the information technology services contract with IBM Global Services Australia Limited (i)		(135)	—	—	—	—
- provision for the non recoverability of the loan to Reach Ltd (ii)	27	(226)	—	—	(226)	—
- book value on sale of properties (iv)		—	(439)	—	—	(439)
- movement in provision for reduction in value of our controlled entities (iii) (vii)		—	—	—	709	(2,981)
- movement in provision for amounts owed by controlled entities (iii) (viii)	27	—	—	—	(709)	570

Total expense items		(361)	(439)	—	(226)	(2,850)

In our share of net losses of joint venture entities and associated entities is:
- write down of the carrying value of our investment in Reach Ltd (v)		—	(965)	—	—	—

Net items		(207)	(834)	—	(226)	(2,280)

Income tax benefit/(expense) attributable to those items requiring specific disclosure		39	(41)	—	—	(41)
Effect of reset tax values on entering tax consolidation (vi)		58	201	—	58	201

Net items after income tax (benefit)/expense		(110)	(674)	—	(168)	(2,120)

Telstra Corporation Limited and controlled entities

Notes to the Financial Statements (continued)

3. Profit from ordinary activities (continued)

(c) Items requiring specific disclosure (continued)

During fiscal 2004, we recognised the following transactions as requiring specific disclosure:

(i) Sale of shareholding in IBM Global Services Australia Limited (IBMGSA)

On 28 August 2003, we sold our 22.6% shareholding in our associated entity IBMGSA with a book value of $5 million. Proceeds from the sale of this investment amounted to $154 million, resulting in a profit before income tax expense of $149 million.

As part of the disposal we negotiated changes to a 10 year contract with IBMGSA to provide technology services. This modification to our service contract resulted in an expense of $130 million being recognised and the removal of $1,596 million of expenditure commitments disclosed as at 30 June 2003. The net impact on our profit before income tax expense of this transaction was a profit of $19 million ($58 million after taking into account income tax benefits).

(ii) Provision for the non recoverability of the loan to Reach Ltd

On 17 June 2004, Telstra and PCCW Limited (PCCW) bought out a loan facility previously owed to a banking syndicate by our 50% owned joint venture Reach Ltd and its controlled entity Reach Finance Ltd (Reach). Our share of the payment in relation to this acquisition amounted to US$155.5 million. At 30 June 2004, we provided for the non recoverability of the debt, amounting to $226 million, as we consider that Reach will not be in a position to repay the amount prior to maturity. Refer to note 9 for further details.

(iii) Movement in provision for reduction in value of controlled entities and amounts owed by controlled entities — Telstra Entity

Included in our profit before income tax expense for fiscal 2004 for the Telstra Entity was a gain of $709 million relating to a movement in our provision for diminution of investments in controlled entities. This gain was offset by an expense of an equivalent amount relating to a provision for amounts owed by a controlled entity. This gain/loss is effectively a reallocation of provisions within the Telstra Entity. The balances are eliminated on consolidation for the Telstra Group.

During fiscal 2003, we identified the following transactions as requiring specific disclosure:

(iv) Sale of office properties

On 1 August 2002, we sold a portfolio of seven office properties for $570 million. The carrying value of these properties was $439 million at the time of sale. The profit on sale of these properties was $131 million before income tax expense and $90 million after income tax expense.

We entered into operating leases totalling $518 million in relation to these properties on normal commercial terms of between five and twelve years, most of which commenced on 19 August 2002.

(v) Write down of investment in Reach Ltd

During fiscal 2003 we wrote down the carrying amount of the investment in Reach Ltd. The write down occurred due to the depressed conditions in the global market for international data and internet capacity resulting in high levels of excess capacity, intense price competition and lower than expected revenues. This resulted in a reduction of our investments accounted for using the equity method in our statement of financial position and an increase to our share of net losses of joint venture entities and associated entities in the statement of financial performance, amounting to $965 million.

(vi) Effect of reset tax values on entering tax consolidation

During fiscal 2003, legislation was enacted which enabled the Telstra Entity and its Australian resident wholly owned entities to be treated as a single entity for income tax purposes. The Telstra Entity (or head entity) elected to form a tax consolidated group from 1 July 2002. On formation of the tax consolidated group, the head entity had the option to bring the assets of each subsidiary member into the tax consolidated group by choosing between two alternative methods, the Allocable Cost Amount (ACA) method or Transitional Method. We chose the ACA method for a number of our subsidiaries. Under this method, the tax values of a subsidiary’s assets were reset according to certain allocation rules, which consequently impacts future tax deductions and our deferred tax balances. The once-off benefit of $201 million reflected the increase in future tax deductions arising from these reset tax values. Subsequent analysis of this adjustment has resulted in a further tax benefit of $58 million being recognised in fiscal 2004 (refer to note 4 for further details).

(vii) Movement in provision for reduction in value of our controlled entities - Telstra Entity

Included in our profit before income tax expense in fiscal 2003 for the Telstra Entity was a movement of $2,981 million relating to a provision for reduction in value of our investments in two controlled entities. This balance was eliminated on consolidation for Telstra Group reporting purposes.

(viii) Movement in provision for amounts owed by controlled entities -Telstra Entity

The profit before income tax expense of the Telstra Entity included a $570 million net gain in relation to the provision for amounts owed by the controlled entity. This gain occurred due to capitalisation of an intercompany loan facility. This balance was eliminated on consolidation for Telstra Group reporting purposes (refer note 27 for further information).

Telstra Corporation Limited and controlled entities

Notes to the Financial Statements (continued)

4. Income tax expense

	Telstra Group			Telstra Entity
	Year ended 30 June			Year ended 30 June
	2004	2003	2002	2004	2003
	$m	$m	$m	$m	$m
Notional income tax expense on profit differs from actual income tax expense recorded as follows:
Profit before income tax expense	5,848	4,928	5,446	6,076	3,809

Profit/(loss) before income tax expense of subsidiary companies that form part of the Telstra Corporation Limited tax consolidation group (i)				(197)	(856)

Profit before income tax expense for the tax consolidated group				5,879	2,953

Notional income tax expense on profit calculated at 30%	1,754	1,478	1,634	1,764	886
Which is adjusted by the tax effect of (ii):
Effect of different rates of tax on overseas income	(15)	(30)	(13)	—	—
Research and development concessions	(7)	(6)	(6)	(8)	(6)
Share of net loss from joint venture entities and associated entities	11	296	9	—	2
(Profit)/loss on sale of non current assets	(65)	(34)	(8)	(59)	52
Non deductible depreciation and amortisation	64	58	(4)	11	10
Reduction in the value of investments and intercompany receivables	68	—	4	87	810
Assessable foreign source income not included in accounting profit	18	43	22	18	43
Under/(over) provision of tax in prior years	24	(28)	16	21	(23)
Effect of reset tax values on entering tax consolidation (iii)	(58)	(201)	—	(58)	(201)
Other adjustments	(63)	(42)	142	(79)	(15)

Income tax expense on profit	1,731	1,534	1,796	1,697	1,558

(i) Net of consolidation entries and other applicable adjustments.

(ii) For the Telstra Entity, adjustments include those for the tax consolidation group.

(iii) As part of the election to enter tax consolidation (refer following for further details), the head entity in the group was able to elect to reset the tax values of a subsidiary member under certain allocation rules. In fiscal 2003, the reset of tax values resulted in a tax benefit of $201 million (refer note 3 for further information). In fiscal 2004, subsequent analysis resulted in a further reset of tax values and an additional tax benefit of $58 million. These benefits reflect the increase in future tax deductions available from these reset values.

Tax consolidation

During fiscal 2003, legislation was enacted that enabled the Telstra Entity and its Australian resident wholly owned entities to be treated as a single entity for income tax purposes. The Telstra Entity elected to form a tax consolidated group from 1 July 2002. As a result, the Telstra Entity, as the head entity in the tax consolidated group, recognises tax entries for all entities in the group in addition to its own.

The entities within the tax consolidated group have entered into a tax sharing agreement. The terms of this agreement specify the methods of allocating any tax liability in the event of default by the Telstra Entity on its group payment obligations and the treatment where a subsidiary member exits the group. The tax liability of the group otherwise remains with the Telstra Entity.

Agreements which formalise the transition of subsidiaries into the tax consolidated group were also entered into by group members. These agreements covered the transfer of deferred tax balances to the Telstra Entity as at 1 July 2002 and the treatment of any PAYG instalments made.

The election to tax consolidate on 1 July 2002 did not have a significant impact on the assets and liabilities of the Telstra Group, apart from the resetting of certain tax values (refer to item (iii) above and note 3 for further details regarding this impact).

Telstra Corporation Limited and controlled entities

Notes to the Financial Statements (continued)

4. Income tax expense (continued)

	Telstra Group			Telstra Entity
	As at 30 June			As at 30 June
	2004	2003	2002	2004	2003
	$m	$m	$m	$m	$m
Future income tax benefits as at 30 June not recorded in the statement of financial position for:
Income tax losses	205	209	146	—	—
Capital tax losses	206	132	42	165	94
Timing differences	42	42	8	—	—

	453	383	196	165	94

Our benefit for tax losses may be used in future years if the following criteria are met:

•	our controlled entities have sufficient future assessable income to enable the tax losses to be offset against that assessable income;

•	our controlled entities continue to satisfy the conditions required by tax legislation to be able to use the tax losses; and

•	there are no future changes in tax legislation that will adversely affect us in using the benefit of the tax losses.

Our statement of financial position includes the following:

	Telstra Group
	As at 30 June
	2004	2003
	$m	$m
Future income tax benefit balance	2	—

Amount of future income tax benefit related to tax losses carried forward	2	—

Our future income tax benefit is included within our other non current assets (refer note 14).

Telstra Corporation Limited and controlled entities

Notes to the Financial Statements (continued)

5. Segment information

We report our segment information on the basis of business segments as our risks and returns are affected predominantly by differences in the products and services we provide through those segments.

Business segments

During the year, we formed a new group being Telstra Technology, Innovation and Products. This brings together product development areas, network technologies, information technology systems and Telstra Research Laboratories.

In fiscal 2003, three pre-existing business units of Telstra Retail, Telstra Mobile and Telstra Country Wide were restructured. The scope of Telstra Country Wide was increased as a result of the restructure and two new groups were formed, namely Telstra Consumer and Marketing and Telstra Business and Government.

A separate group was established which comprised Telstra’s broadband and online activities, as well as Telstra’s directories business, Sensis Pty Ltd, and Telstra’s media activities. This business is now known as Bigpond, Media and Sensis. Those segments not impacted by the restructure were consistent in their structure to previous years.

Due to this extensive restructure of the customer base in fiscal 2003, it was impracticable to restate our comparative information for fiscal 2002 to reflect the position as if these business segments and segment accounting policies existed in that financial year. In accordance with applicable accounting standards, for both AGAAP and USGAAP, we have provided comparatives for fiscal 2002 as they were under the previous organisational structure, as well as restating those lines that could be restated under the new structure.

For segment reporting purposes, the Telstra Group is now organised along the following segments:

Telstra Consumer and Marketing (TC&M) is responsible for:

•	serving consumer customers with fixed, wireless and data products;

•	management of Telstra brands, advertising and sponsorship; and

•	implementing our bundling initiatives.

Telstra Country Wide (TCW) is responsible for:

•	customers outside the mainland state capital cities, in outer metropolitan areas and in Tasmania and the Northern Territory.

Telstra Business and Government (TB&G) is responsible for:

•	the provision of the full range of products and services to corporate, small to medium enterprises and government customers; and

•	managing our interests in our North American, Japanese and European retail operations.

Telstra International (TInt.) is responsible for:

•	managing our international investments, particularly our operations in Hong Kong and New Zealand; and

•	generating profitable growth by enhancing the value of our existing investments and participating in new growth opportunities primarily in the Asia-Pacific region.

•	The TelstraClear group in New Zealand is reported as part of TInt. for segment reporting purposes, even though it is included in TB&G for internal management reporting purposes due to the requirements of the applicable accounting standard. For the purposes of the applicable accounting standard, the risks and returns of TelstraClear are considered to be similar to those of our international business.

Infrastructure Services (IS) is responsible for:

•	operational service, delivery and maintenance of Telstra’s fixed, mobile, IP and data networks. This includes voice and data, product and application platforms, and service management of the online space; and

•	end-to-end project construction and integration of communications networks and systems for Telstra and other telecommunications companies.

Telstra Wholesale (TW) is responsible for:

•	the provision of telecommunications services, infrastructure sharing solutions and related services that are based on the Telstra networks and delivery systems to other carriers, carriage service providers and ISPs.

Telstra Technology Innovation and Products (TTIP) is responsible for:

•	the overall planning, design and construction management of Telstra’s communication networks;

•	the delivery of information technology solutions to support our products, services and customer support function;

•	product development and management;

•	the office of the Chief Information Officer; and

•	the Telstra Research Laboratories.

Telstra Corporation Limited and controlled entities

Notes to the Financial Statements (continued)

5. Segment information (continued)

Bigpond, Media and Sensis is responsible for:

•	management and growth of Telstra’s internet products, services and content, for both broadband and narrowband delivery;

•	management of Telstra’s broadband cable network;

•	management of Telstra’s interest in the FOXTEL partnership; and

•	management and growth of the information, advertising and directories business, including printed publications, voice and online products and services.

Corporate areas include:

•	Legal & Office of Company Secretary — provides legal services and company secretarial services across Telstra and is responsible for corporate security and liaison with law enforcement agencies;

•	Regulatory, Corporate and Human Relations — responsible for managing our relationships and positioning with key groups such as our customers, the media, governments, community groups and staff. It manages personnel, health and safety, environment, remuneration and training. It also has responsibility for regulatory positioning and negotiation;

•	Human Resources — responsibilities include recruitment, learning and development, and human resources management;

•	Corporate Development — encompasses the functions of business development, commercial analysis, corporate strategy, mergers and acquisitions, strategic projects and investor relations; and

•	Finance & Administration — encompasses the functions of business and finance services, treasury, productivity, risk management and assurance, and corporate services. It also includes the financial management of the majority of the Telstra Entity fixed assets (including network assets) through the Asset Accounting Group. TTIP manages the annual capital expenditure of these assets on behalf of our other business segments.

The Corporate areas and the Bigpond, Media and Sensis group are not reportable segments and have been aggregated in the “Other” segment.

Change in segment accounting policies

The following segment accounting policy changes occurred during fiscal 2004:

Outpayments for the use of network facilities

Previously, outpayments for the use of network facilities were allocated to each segment via transfer pricing.

As a result of the cessation of transfer pricing in fiscal 2003, these costs are now incurred by TW and then allocated to the appropriate segments. Prior year comparatives have been adjusted to reflect this change in policy.

Provision for reduction in value of controlled entities and intercompany receivables

In previous financial years, our segment accounting policy was that the provision for reduction in value of controlled entities and intercompany receivables be raised in our corporate areas and eliminated on consolidation of the Telstra Group. In fiscal 2004, both the provision and elimination of the provision on consolidation were directly allocated to the appropriate segments. Prior year comparatives have been adjusted to reflect this change in policy.

Deferred expenditure relating to basic access installation and connection fees

In previous financial years, our segment accounting policy was to recognise deferred expenditure relating to basic access installation and connection fees in the TC&M segment. In fiscal 2004, we have determined a reasonable basis for the allocation of this asset to the IS segment. Prior year comparatives have been adjusted to reflect this change in policy.

The following segment accounting policy change occurred during fiscal 2003:

Transfer pricing

In fiscal 2003, all transfer pricing was eliminated and is no longer used within the group. As such, the inter-segment revenue line purely relates to intercompany revenue for fiscal 2003 and subsequent reporting periods.

Prior to fiscal 2003, segment revenues, segment expenses and segment results included demand driven transfers between business segments. Generally most internal charges between business segments were made on a direct cost recovery basis. We have restated our comparatives to reflect the current basis of recognition.

Telstra Corporation Limited and controlled entities

Notes to the Financial Statements (continued)

5. Segment information (continued)

Inter-segment transfers

We account for all Telstra Group transactions including international transactions between Australian and non-Australian businesses at market value. All internal telecommunications usage of our own products and transactions between Australian businesses is also accounted for at market value.

The Asset Accounting Group does not allocate depreciation expense related to the use of assets owned at the Corporate level to other business segments.

Segment assets and liabilities

Segment assets and segment liabilities form part of the operating activities of a segment and can be allocated directly to that segment.

The Asset Accounting Group performs a company wide function in relation to the financial management of certain assets. These assets are accounted for at the Corporate level (aggregated in the “Other” segment) and not allocated across segments.

Telstra Corporation Limited and controlled entities

Notes to the Financial Statements (continued)

5. Segment information (continued)

Telstra Group

										Total of
	TC&M	TCW	TB&G					Other	Elimina-	all
	(a)	(a)	(a)(b)	TInt.	IS	TW	TTIP	(c) (d)	tions	segments
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
Year ended 30 June 2004
Sales revenue from external customers	5,719	5,224	4,335	1,301	60	2,604	1	1,493	—	20,737
Other revenue from external customers	2	136	199	51	12	—	4	146	(7)	543

Total revenue from external customers (excluding interest revenue)	5,721	5,360	4,534	1,352	72	2,604	5	1,639	(7)	21,280
Less sale of investment/dividend revenue	—	—	184	51	—	—	—	—	(7)	228

Segment revenue from external customers	5,721	5,360	4,350	1,301	72	2,604	5	1,639	—	21,052
Add inter-segment revenue	—	—	38	36	54	271	51	11	(461)	—

Total segment revenue	5,721	5,360	4,388	1,337	126	2,875	56	1,650	(461)	21,052

Segment result under AGAAP	3,329	4,609	2,960	(18)	(1,568)	2,649	(1,485)	(4,077)	61	6,460
Less share of equity accounted net losses/(profits)	(2)	—	(2)	38	—	—	—	44	—	78
Less net book value of investments sold	—	—	28	29	—	—	—	—	(7)	50
Add sale of investment/dividend revenue	—	—	184	51	—	—	—	—	(7)	228

Earnings before interest and income tax expense (EBIT) - segment result under USGAAP	3,331	4,609	3,118	(34)	(1,568)	2,649	(1,485)	(4,121)	61	6,560

Earnings has been calculated after charging/(crediting) the following:
Depreciation and amortisation	—	—	20	363	3	—	—	3,272	(43)	3,615
Non cash expenses excluding depreciation and amortisation	255	—	29	29	—	—	—	284	(7)	590

Non current assets acquired (excluding those acquired on gaining control of an investment)	21	—	35	161	1,718	35	832	881	—	3,683

As at 30 June 2004
Segment assets (e)	1,702	687	843	4,000	1,183	357	561	27,336	(1,676)	34,993

Segment assets include:
Investment in joint venture entities	11	—	—	29	—	—	—	—	—	40
Goodwill (net)	—	—	58	1,822	—	—	—	224	—	2,104

Segment liabilities	931	219	488	765	864	282	534	18,154	(2,605)	19,632

Telstra Corporation Limited and controlled entities

Notes to the Financial Statements (continued)

5. Segment information (continued)

(a) Segment revenues, segment expenses, segment assets and segment liabilities do not reflect actual operating results achieved for TC&M, TB&G and TCW.

For all three of these segments, our sales revenue associated with the activation of mobile handsets and the majority of costs of goods and services associated with our mobile revenues are allocated totally to the TC&M segment. As a result, the TC&M segment also hold segment assets and segment liabilities related to these revenues and expenses. In addition, our revenue received in advance in relation to installation and connection fees is also allocated totally to TC&M. These allocations reflect management’s accountability framework and internal reporting system and accordingly no reasonable basis for allocation to the three segments exist.

Ongoing revenue derived from our mobile handsets once activated is recorded in TC&M, TB&G and TCW depending on the type and location of customer serviced.

(b) Included in revenue from sale of investments and dividends is the sale of our 22.6% shareholding in our associated entity IBM Global Services Australia Limited (IBMGSA), amounting to $154 million. Refer note 3 for further information.

(c) Sales revenue for the other segment relates primarily to revenue earned by our subsidiary Sensis Pty Ltd. The Asset Accounting Group is the main contributor to the segment result for this segment, which is primarily depreciation and amortisation charges.

(d) Included in the segment result for the other segment is the write down of our loan to our 50% owned joint venture, Reach Ltd (Reach), amounting to $226 million. Refer note 3 for further information.

(e) Segment assets for the other segment includes Telstra Entity fixed assets (including network assets) managed through the centralised Asset Accounting Group.

Telstra Corporation Limited and controlled entities

Notes to the Financial Statements (continued)

5. Segment information (continued)

Telstra Group

										Total of
	TC&M	TCW	TB&G	TInt.				Other	Elimina-	all
	(a)	(a)	(a)	(b)	IS	TW	TTIP	(c) (d)	tions	segments
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
Year ended 30 June 2003
Sales revenue from external customers	5,587	5,057	4,340	1,471	138	2,488	1	1,413	—	20,495
Other revenue from external customers	7	136	33	54	11	—	22	858	—	1,121

Total revenue from external customers (excluding interest revenue)	5,594	5,193	4,373	1,525	149	2,488	23	2,271	—	21,616
Less sale of investment/dividend revenue	1	—	19	29	—	—	—	—	—	49

Segment revenue from external customers	5,593	5,193	4,354	1,496	149	2,488	23	2,271	—	21,567
Add inter-segment revenue	—	—	55	33	754	258	40	46	(1,186)	—

Total segment revenue	5,593	5,193	4,409	1,529	903	2,746	63	2,317	(1,186)	21,567

Segment result under AGAAP	3,297	4,486	2,974	13	(1,399)	2,547	(1,367)	(3,584)	(244)	6,723
Less share of equity accounted net losses/(profits)	(2)	—	6	974	—	—	—	47	—	1,025
Less net book value of investments sold	—	—	2	22	—	—	—	—	—	24
Add sale of investment/dividend revenue	1	—	19	29	—	—	—	—	—	49

Earnings before interest and income tax expense (EBIT) — segment result under USGAAP	3,300	4,486	2,985	(954)	(1,399)	2,547	(1,367)	(3,631)	(244)	5,723

Earnings has been calculated after charging/(crediting) the following:
Depreciation and amortisation	—	—	19	388	—	—	—	3,043	(3)	3,447
Non cash expenses excluding depreciation and amortisation	207	—	11	52	—	—	4	637	—	911

Non current assets acquired (excluding those acquired on gaining control of an investment)	8	(2)	5	187	2,169	46	787	296	(164)	3,332

As at 30 June 2003
Segment assets (e)	1,442	677	891	4,256	1,333	397	628	27,331	(1,356)	35,599

Segment assets include:
Investment in joint venture entities	11	—	—	74	—	—	—	44	—	129
Investment in associated entities	—	—	5	25	—	—	—	—	—	30
Goodwill (net)	—	—	43	1,930	—	—	—	46	(1)	2,018

Segment liabilities	986	224	444	817	980	242	547	18,360	(2,423)	20,177

Telstra Corporation Limited and controlled entities

Notes to the Financial Statements (continued)

5. Segment information (continued)

(a) Segment revenues, segment expenses, segment assets and segment liabilities do not reflect actual operating results achieved for TC&M, TB&G and TCW.

For all three of these segments, our sales revenue associated with the activation of mobile handsets and the majority of costs of goods and services associated with our mobile revenues are allocated totally to the TC&M segment. As a result, the TC&M segment also hold segment assets and segment liabilities related to these revenues and expenses. In addition, our revenue received in advance in relation to installation and connection fees is also allocated totally to TC&M. These allocations reflect management’s accountability framework and internal reporting system and accordingly no reasonable basis for allocation to the three segments exist.

Ongoing revenue derived from our mobile handsets once activated is recorded in TC&M, TB&G and TCW depending on the type and location of customer serviced.

(b) Included in the share of equity accounted net losses/(profits) is the write down of our investment in Reach, amounting to $965 million Refer note 3 for further information.

(c) Included in other revenue from external customers is the sale of seven office properties for $570 million Refer note 3 for further information.

(d) Sales revenue for the other segment relates primarily to revenue earned by our subsidiary Sensis Pty Ltd. The Asset Accounting Group is the main contributor to the segment result for this segment, which is primarily depreciation and amortisation charges.

(e) Segment assets for the other segment includes Telstra Entity fixed assets (including network assets) managed through the centralised Asset Accounting Group.

Telstra Corporation Limited and controlled entities

Notes to the Financial Statements (continued)

5. Segment information (continued)

Fiscal 2002 comparatives

Due to the extensive restructure of the customer base in fiscal 2003, it was impracticable to restate our comparative information for fiscal 2002 as if the current business segments and segment accounting policies had existed in that financial year.

In accordance with applicable accounting standards, both AGAAP and USGAAP, those lines that could be restated under the current structure for fiscal 2002 are presented below.

Telstra Group

										Total of
									Elimina-	all
	TC&M	TCW	TB&G	TInt.	IS	TW	TTIP	Other	tions	segments
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
Year ended 30 June 2002
Depreciation and amortisation	—	—	27	421	—	—	—	2,823	(4)	3,267
Non cash expenses excluding depreciation and amortisation	255	—	66	19	—	—	60	316	1	717

Non current assets acquired (excluding those acquired on gaining control of an investment)	13	6	15	298	2,209	50	808	263	—	3,662

As at 30 June 2002
Segment assets	1,430	627	997	6,074	1,441	436	849	29,640	(3,275)	38,219

Segment assets include:
Investment in joint venture entities	9	—	—	1,059	—	—	—	42	—	1,110
Investment in associated entities	—	—	25	62	—	—	—	—	—	87
Goodwill (net)	—	—	50	1,963	—	—	—	50	—	2,063

Segment liabilities	1,212	185	510	1,647	1,058	250	567	21,214	(2,530)	24,113

Telstra Corporation Limited and controlled entities

Notes to the Financial Statements (continued)

5. Segment information (continued)

Fiscal 2002 comparatives (continued)

The comparatives for fiscal 2002 under the structure that existed as at 30 June 2002 is presented below.

Telstra Group

	Telstra		Telstra	Infrastruc-			Elimina-	Total
	Retail	Telstra	Interna-	ture	Telstra	Other	tions	of all
	(a)	Mobile	tional	Services	Wholesale	(b)	(c)	segments
	$m	$m	$m	$m	$m	$m	$m	$m
Year ended 30 June 2002
Sales revenue from external customers	12,560	3,501	1,497	253	2,334	67	(16)	20,196
Other revenue from external customers	227	—	34	29	11	305	—	606

Total revenue from external customers (excluding interest revenue)	12,787	3,501	1,531	282	2,345	372	(16)	20,802
Less sale of investment/dividend revenue	42	—	14	—	—	—	—	56

Segment revenue from external customers	12,745	3,501	1,517	282	2,345	372	(16)	20,746
Add inter-segment revenue	447	39	1	1,853	1,001	957	(4,298)	—

Total segment revenue	13,192	3,540	1,518	2,135	3,346	1,329	(4,314)	20,746

Segment result under AGAAP	7,318	1,542	(22)	(1,371)	2,076	(4,267)	1,022	6,298
Less share of equity accounted net losses	42	—	39	—	—	—	—	81
Less net book value of investments sold	40	—	9	—	—	8	—	57
Add sale of investment/dividend revenue	42	—	14	—	—	—	—	56

Earnings before interest and income tax expense (EBIT) — segment result under USGAAP	7,278	1,542	(56)	(1,371)	2,076	(4,275)	1,022	6,216

Earnings has been calculated after charging/(crediting) the following:
Depreciation and amortisation	85	—	421	—	—	2,765	(4)	3,267
Non cash expenses excluding depreciation and amortisation	36	45	25	—	—	1,360	(1,018)	448

Non current segment assets acquired (excluding those acquired on gaining control of an investment)	335	110	352	2,740	50	75	—	3,662

As at 30 June 2002
Segment assets (d)	4,291	1,098	6,095	1,436	414	26,358	(1,473)	38,219

Segment assets include:
Investment in joint venture entities	51	—	1,059	—	—	—	—	1,110
Investment in associated entities	26	—	61	—	—	—	—	87

Segment liabilities	2,763	234	1,671	1,530	252	20,313	(2,650)	24,113

(a) Telstra Retail segment revenue from external customers includes $2,406 million relating to Telstra Country Wide.

(b) Included in the other segment result is a charge of $855 million relating to a provision for amounts owed by a controlled entity (refer note 3).

(c) Included in segment result is an elimination for the charge of $855 million relating to a provision for amounts owed by a controlled entity (refer note 3).

(d) Segment assets for the other segment includes Telstra Entity fixed assets (including network assets) managed through the centralised Asset Accounting Group.

Telstra Corporation Limited and controlled entities

Notes to the Financial Statements (continued)

5. Segment information (continued)

		Telstra Group
		Year ended 30 June
		2004	2003	2002
	Note	$m	$m	$m
Total segment revenue		21,052	21,567	20,746
Add sale of investment/dividend revenue		228	49	56

Total revenue from external customers (excluding interest revenue)	2	21,280	21,616	20,802
Add interest revenue		55	84	126

Total revenue from ordinary activities	2	21,335	21,700	20,928

Earnings before interest and income tax expense (EBIT)		6,560	5,723	6,216
Add interest revenue		55	84	126
Less borrowing costs		767	879	896

Profit before income tax expense		5,848	4,928	5,446
Less income tax expense		1,731	1,534	1,796

Net profit		4,117	3,394	3,650

Information about sales revenue from products and services:
PSTN products
Basic access		3,237	3,083	2,879
Local calls		1,504	1,567	1,643
PSTN value added services		259	280	262
National long distance calls		1,121	1,162	1,216
Fixed to mobile		1,597	1,517	1,419
International direct		266	307	336

		7,984	7,916	7,755
Mobiles
Mobile services		3,455	3,227	3,242
Mobile handsets		352	386	226

		3,807	3,613	3,468
Data and internet services
Internet and IP solutions		1,010	817	606
ISDN (access and calls)		927	951	1,037
Specialised data		1,018	1,053	1,051

		2,955	2,821	2,694
Other products and services
Advertising and directories		1,351	1,217	1,135
Customer premises equipment		184	194	204
Payphones		141	148	154
Intercarrier services		1,138	1,155	1,123
Inbound calling products		476	494	562
Solutions management		489	487	478
Various controlled entities (a)		1,494	1,678	1,826
Other sales and service		718	772	797

	2	20,737	20,495	20,196

(a) Sales revenue from our various controlled entities is split between the following products and services

International — PSTN products		289	285	162
International — Mobiles		744	921	1,075
International — Data and internet services		132	122	68
International — Intercarrier services		68	75	29
International — Other		68	68	163
Other		193	207	329

		1,494	1,678	1,826

Telstra Corporation Limited and controlled entities

Notes to the Financial Statements (continued)

5. Segment information (continued)

		Telstra Group
		As at 30 June
		2004	2003	2002
	Note	$m	$m	$m
Information about our geographic operations (i)
Sales revenue from
Australian customers		19,436	19,024	18,699
International customers		1,301	1,471	1,497

	2	20,737	20,495	20,196

Carrying amount of segment assets
Australian customers		30,993	31,343	32,145
International customers		4,000	4,256	6,074

		34,993	35,599	38,219

Non current segment assets acquired (excluding those acquired on gaining control of an investment)
Located in Australia		3,522	3,145	3,364
Located in international countries		161	187	298

		3,683	3,332	3,662

(i) Our split by geographical segment reflects our international segment used in our business segment disclosures and represents our interests in non Australian countries. This primarily includes our operations in Hong Kong and New Zealand.

Telstra Corporation Limited and controlled entities

Notes to the Financial Statements (continued)

6. Earnings per share

	Telstra Group
	Year ended 30 June
	2004	2003	2002
	¢	¢	¢
Basic and diluted earnings per share	32.4	26.6	28.5

	$m	$m	$m

The following reflects the earnings and share information used in determining our basic and diluted earnings per share:
Net profit	4,117	3,394	3,650
Adjustments:
Outside equity interests in net loss	1	35	11

Earnings used in the calculation of basic and diluted earnings per share	4,118	3,429	3,661

Number of
shares
(millions)

Weighted average number of issued ordinary shares used in the calculation of basic and diluted earnings per share (a) (b)	12,723	12,867	12,867

(a) As at 30 June 2004, we have issued, fully paid ordinary shares of 12,628,359,026 (2003: 12,866,600,200; 2002: 12,866,600,200).

On 24 November 2003, we completed an off-market share buy-back of 238,241,174 ordinary shares as part of our ongoing capital management program. The ordinary shares were brought back at $4.20 per share, comprising a fully franked dividend component of $2.70 per share and a capital component of $1.50 per share. The Commonwealth of Australia did not participate in the share buy-back (refer note 18 for further information).

(b) There are no potential ordinary shares or dilutive ordinary shares. We are precluded from issuing instruments that gives rise to the issue of new shares by the Telstra Corporation Act 1991 (Cwth). The Telstra Growthshare Trust was established to allocate options, restricted shares, performance rights, deferred shares, directshares and ownshares to executives and employees. The Telstra Growthshare trustee purchases shares on market to underpin the various instruments issued (refer to note 19 for further information).

Telstra Corporation Limited and controlled entities

Notes to the Financial Statements (continued)

7. Dividends

	Telstra Group			Telstra Entity
	Year ended 30 June			Year ended 30 June
	2004	2003	2002	2004	2003
	$m	$m	$m	$m	$m
Ordinary shares
Previous year final dividend paid	1,544	—	—	1,544	—
Interim dividend paid	1,642	1,544	1,415	1,642	1,544
Interim special dividend paid	—	386	—	—	386
Final dividend provided for (i)	—	—	1,415	—	—

Total dividends provided for or paid	3,186	1,930	2,830	3,186	1,930

	¢	¢	¢
Dividends per ordinary share provided for or paid
Previous year final dividend paid	12.0	—	—
Interim dividend paid	13.0	12.0	11.0
Interim special dividend paid	—	3.0	—
Final dividend provided for (i)	—	—	11.0

Total dividends provided for or paid	25.0	15.0	22.0

(i) Due to the application of accounting standard AASB 1044: “Provisions, Contingent Liabilities and Contingent Assets” for the year ended 30 June 2003 and subsequent reporting periods, a provision for dividend can no longer be raised at balance date when the dividend is declared after that date. As a result, during fiscal 2003 we changed our accounting policy to reflect this position and fiscal 2002 was the last year that a dividend was provided for at balance date. There has been no change in the timing of the dividends declared by the directors and as a result we will continue to make a public announcement of the proposed dividend after balance date.

As the final ordinary dividend for fiscal 2004 was not declared, determined or publicly recommended as at 30 June 2004, no provision has been raised in the statement of financial position. The final ordinary dividend is reported as an event after balance date (refer note 28) and the provision for final ordinary dividend is raised at the declaration date.

We have paid dividends as listed in the table below:

	Telstra Group
	Year ended 30 June
	2004	2003	2002
	$m	$m	$m
Ordinary dividends paid
Previous year final dividend paid	1,544	1,415	1,416
Interim dividend paid	1,642	1,544	1,415
Special interim dividend paid	—	386	—

Total dividends paid	3,186	3,345	2,831

Our dividends paid have been franked in aggregate and per share to the extent detailed in the table below:

	Telstra Group
	Year ended 30 June
	2004	2003	2002
	%	%	%
Franking credit percentages
Previous year final dividend paid	100	100	100
Interim dividend paid	100	100	100
Special interim dividend paid	—	100	—

Our dividends were franked at a tax rate of 30% for the last three years.

Telstra Corporation Limited and controlled entities

Notes to the Financial Statements (continued)

7. Dividends (continued)

	Telstra Group			Telstra Entity
	Year ended 30 June			Year ended 30 June
	2004	2003	2002	2004	2003
	$m	$m	$m	$m	$m
The combined amount of exempting and franking credits available to us for the next fiscal year are:
Combined exempting and franking account balance as at 30 June (i)	625	585	530	625	585
Franking credits that will arise from the payment of income tax payable as at 30 June (ii)	512	614	632	512	614
Franking debits that will arise when we pay our final dividend provided for as at 30 June (iii)	—	—	(606)	—	—
Franking credits and exempting credits that we may be prevented from distributing in the next fiscal year	(25)	(1)	(15)	(25)	(1)

	1,112	1,198	541	1,112	1,198

(i) During fiscal 2003, legislation was enacted which enabled the Telstra Entity and its Australian resident wholly owned entities to be treated as a single entity for income tax purposes. The Telstra Entity elected to form a tax consolidated group from 1 July 2002. On entry into tax consolidation, the franking credits held in the franking accounts and exempting accounts of the subsidiary members were transferred to the Telstra Entity. Therefore, one franking account and one exempting account is maintained by the Telstra Entity for the tax consolidated group.

As at 30 June 2004, the Telstra Entity had a combined exempting and franking account balance of $625 million (2003: $585 million; 2002: $457 million). This total combines the surplus in its franking account of $600 million (2003: $584 million; 2002: $457 million) and a surplus of $25 million (2003: $0.6 million; 2002: $0.1 million) in its exempting account. The franking account balance of $600 million represents the amount of tax paid by the entity that is available for distribution to shareholders and equates to a fully franked distributable dividend of $1,400 million (2003: $1,363 million; 2002: $1,066 million). There are statutory restrictions placed on the distribution of exempting credits from the exempting account.

Additional franking credits will arise when the Telstra Entity pays tax instalments during fiscal 2005, relating to the fiscal 2004 and 2005 income tax years. Franking credits will be used when the Telstra Entity pays its 2004 final ordinary dividend in fiscal 2005.

(ii) Franking credits that arise from the payment of income tax are expressed at the 30% tax rate on a tax paid basis.

(iii) The franking debits that arise when we pay our final ordinary dividend have been expressed as the amount of franking credits that will be attached to a fully franked distribution.

Due to the application of accounting standard AASB 1044: “Provisions, Contingent Liabilities and Contingent Assets” for the year ended 30 June 2003 and subsequent reporting periods, a provision for dividend can no longer be raised at balance date if the dividend is declared after that date.

As the final ordinary dividends for both fiscal 2004 and fiscal 2003 were not declared, determined or publicly recommended as at 30 June, no franking debits arise prior to that date in the franking account. The franking debits that arose in fiscal 2002 from our final ordinary dividend provided for amounted to $606 million

Telstra Corporation Limited and controlled entities

Notes to the Financial Statements (continued)

8. Cash assets

	Telstra Group		Telstra Entity
	As at 30 June		As at 30 June
	2004	2003	2004	2003
	$m	$m	$m	$m
Cash at bank and on hand	149	199	32	102
Bank deposits, bills of exchange and commercial paper (a)	538	1,101	511	1,050

	687	1,300	543	1,152

(a) Bank deposits are held in the short term money market. The carrying amount of bank deposits, bills of exchange and commercial paper approximates net fair value due to their short term to maturity.

Telstra Corporation Limited and controlled entities

Notes to the Financial Statements (continued)

9. Receivables

		Telstra Group		Telstra Entity
		As at 30 June		As at 30 June
		2004	2003	2004	2003
	Note	$m	$m	$m	$m
Current
Trade debtors (a)		2,459	2,436	1,894	1,849
Provision for doubtful debts		(196)	(199)	(161)	(157)

		2,263	2,237	1,733	1,692
Amounts owed by controlled entities (other than trade debtors)	27	—	—	1,265	689
Provision for amounts owed by controlled entities (other than trade debtors)	27	—	—	(994)	(285)

		—	—	271	404
Amounts owed by joint venture entities and associated entities	27	—	33	—	33
Accrued revenue		1,043	1,068	1,001	1,036
Share loans to employees (b)	19,27	24	24	24	24
Cross currency swap hedge receivable	29	169	10	169	10
Other receivables (e)		109	247	60	175

		1,345	1,382	1,254	1,278

		3,608	3,619	3,258	3,374

Non current
Amounts owed by controlled entities (other than trade debtors)	27	—	—	362	511
Provision for amounts owed by controlled entities (other than trade debtors)	27	—	—	(45)	(69)

		—	—	317	442
Amounts owed by joint venture entities and associated entities (c)	27	226	29	226	29
Provision for amounts owed by joint venture entities and associated entities	27	(226)	—	(226)	—

		—	29	—	29
Share loans to employees (b)	19,27	150	174	150	174
Reach capacity prepayment (d)	27	208	214	208	214
Cross currency swap hedge receivable	29	237	273	237	273
Other receivables (e)		145	187	135	187

		740	848	730	848

		740	877	1,047	1,319

(a) Our policy requires trade debtors to pay us in accordance with agreed payment terms. Depending on the customer segment, our settlement terms are generally 14 to 30 days from date of invoice. All credit and recovery risk associated with trade debtors has been provided for in the statement of financial position.

(b) Share loans to employees represent amounts receivable from employees under the Telstra Employee Share Ownership Plan (TESOP97) and the Telstra Employee Share Ownership Plan II (TESOP99). Refer to note 19 for details regarding the share plans.

(c) On 17 June 2004, Telstra, together with our co-shareholder PCCW Limited (PCCW), bought out a loan facility previously owed to a banking syndicate by our 50% owned joint venture Reach Ltd and its controlled entity Reach Finance Ltd (Reach). The original value of the syndicated bank facility was US$1,200 million and it was acquired for US$311 million by the Reach shareholders. Our share of the acquisition cost was US$155.5 million, which was recognised as a receivable.

Telstra Corporation Limited and controlled entities

Notes to the Financial Statements (continued)

9. Receivables (continued)

The loan earns interest equivalent to the 3 month US LIBOR rate plus an additional 2.50%. However, no interest accrues or is payable until after 17 December 2004. Otherwise, the terms of the loan remain the same as that of the original loan facility with a full repayment of the principal due on 31 December 2010. We have provided for the non recoverability of the loan at year end as we consider that Reach Ltd is not in a position where it will be able to repay the amount plus accrued interest in the medium term.

(d) On 25 April 2003, we entered into a capacity prepayment agreement with our 50% owned joint venture entity, Reach Ltd. Our prepayment amounted to $230 million (US$143 million) and was funded by the partial redemption of our converting note with PCCW. The prepayment earns compounding interest equivalent to the 3 month US LIBOR rate plus an additional 2.50%, and provides the right to receive future carriage and related services capacity equivalent to the amount of the payment and accrued interest.

We have classified the capacity prepayment as non current as no draw down is expected in the next 12 months. The prepayment is considered fully recoverable from the future usage of carriage and related service capacity.

(e) Included in our other non current receivables is an amount of $65 million (2003: $88 million) from Telstra Growthshare. This non current receivable represents amounts provided to the Telstra Growthshare Trust to enable it to purchase shares on market to facilitate the senior executive equity participation scheme. Refer to note 19 for further information on Telstra Growthshare.

Also included in our other non current receivables is an amount of $69 million which relates to customer deferred debt. This amount relates to eligible post paid customers that we allow to repay the cost of their mobile handset and approved accessories in monthly repayments over 12, 18 or 24 months. This receivable is non interest bearing.

10. Inventories

	Telstra Group		Telstra Entity
	As at 30 June		As at 30 June
	2004	2003	2004	2003
	$m	$m	$m	$m
Current
Finished goods recorded at net realisable value	30	12	30	12
Finished goods recorded at cost	204	235	167	202
Provision for stock obsolescence	(29)	(26)	(15)	(10)

Total finished goods	205	221	182	204
Raw materials and stores recorded at cost	16	21	16	21
Construction contracts (a)	8	18	8	—

	229	260	206	225

Non current
Finished goods recorded at net realisable value	9	9	9	9
Finished goods recorded at cost	6	14	6	14
Provision for stock obsolescence	(5)	(9)	(5)	(9)

	10	14	10	14

(a) Construction contract disclosures are shown in the table below:
Gross amount of construction work in progress	33	92	33	—
Profits recognised to date	3	18	3	—

	36	110	36	—
Progress billings and advances received	(28)	(92)	(28)	—

	8	18	8	—

Telstra Corporation Limited and controlled entities

Notes to the Financial Statements (continued)

11. Investments

		Telstra Group		Telstra Entity
		As at 30 June		As at 30 June
		2004	2003	2004	2003
	Note	$m	$m	$m	$m
Investments - accounted for using the equity method
Investment in joint venture entities		40	129	81	3
Provision for reduction in value		—	—	(49)	—

Carrying amount of investments in joint venture entities	24	40	129	32	3
Investment in associated entities		24	56	25	26
Provision for reduction in value		(24)	(26)	(25)	(19)

Carrying amount of investments in associated entities	24	—	30	—	7

		40	159	32	10

Investments - other non current
Listed securities
Investment in listed corporations (at cost)		15	46	11	41
Provision for reduction in value		—	(14)	—	(14)

Total listed securities excluding investments in associated entities (i)		15	32	11	27
Unlisted securities and other investments
Investment in controlled entities (at cost)	23	—	—	12,537	12,028
Provision for reduction in value		—	—	(7,173)	(7,912)

Total investment in controlled entities (at cost)		—	—	5,364	4,116
Investment in other corporations (at cost)		68	66	62	62
Provision for reduction in value		(3)	(2)	(2)	(1)

Total investment in other corporations (ii)		65	64	60	61

		80	96	5,435	4,204

Telstra Corporation Limited and controlled entities

Notes to the Financial Statements (continued)

11. Investments (continued)

Listed securities and investments in other corporations are as follows:

		Ownership		Telstra Group’s recorded		Telstra Entity’s recorded
		interest		amount of investment (*)		amount of investment (*)
		As at 30 June		As at 30 June		As at 30 June
	Principal	2004	2003	2004	2003	2004	2003
Name of investment	activities	%	%	$m	$m	$m	$m
(i) Listed securities
	International
	communications and
Infonet Services Corporation	computing services	5.3	5.3	11	11	11	11
Commander	Voice and data transmission
Communications Limited (a)	services	—	16.4	—	16	—	16
Other listed investments				4	5	—	—

				15	32	11	27

(ii) Investments in other corporations
	Provision of satellite
Intelsat Limited	capacity	1.7	1.7	60	60	60	60
Other investments				5	4	—	1

				65	64	60	61

(*) Amounts shown net of provision for reduction in value.

(a) On 18 July 2003, we disposed of our investment in Commander Communications Limited for $24 million.

Telstra Corporation Limited and controlled entities

Notes to the Financial Statements (continued)

12. Property, plant and equipment

	Telstra Group		Telstra Entity
	As at 30 June		As at 30 June
	2004	2003	2004	2003
	$m	$m	$m	$m
Land and site improvements
At cost	43	49	42	48

Buildings (including leasehold improvements)
At cost	752	698	706	653
Accumulated depreciation	(345)	(279)	(318)	(267)

	407	419	388	386

Communication assets (including leasehold improvements)
At cost	41,225	39,492	39,664	38,086
Accumulated depreciation	(19,726)	(17,971)	(19,214)	(17,558)

	21,499	21,521	20,450	20,528

Communication assets under finance lease
At cost	858	858	858	858
Accumulated depreciation	(359)	(277)	(359)	(277)

	499	581	499	581

Other plant, equipment and motor vehicles
At cost	1,384	1,449	1,004	1,064
Accumulated depreciation	(980)	(1,019)	(792)	(820)

	404	430	212	244

Equipment under finance lease
At cost	48	52	19	9
Accumulated depreciation	(37)	(40)	(10)	(2)

	11	12	9	7

Total property, plant and equipment
At cost	44,310	42,598	42,293	40,718
Accumulated depreciation	(21,447)	(19,586)	(20,693)	(18,924)

	22,863	23,012	21,600	21,794

Telstra Corporation Limited and controlled entities

Notes to the Financial Statements (continued)

12. Property, plant and equipment (continued)

		Telstra Group		Telstra Entity
		Year ended 30 June		Year ended 30 June
		2004	2003	2004	2003
	Note	$m	$m	$m	$m
Land and site improvements
Opening cost		49	81	48	80
- additions		—	1	—	1
- disposals		(6)	(33)	(6)	(33)

Closing cost		43	49	42	48

Buildings (including leasehold improvements)
Opening net book value		419	513	386	463

Opening cost		698	778	653	710
- additions		65	43	63	38
- disposals		(18)	(103)	(11)	(96)
- acquisitions of businesses		2	—	—	—
- net foreign currency exchange differences on translation of financial statements of self-sustaining operations		2	(5)	—	—
- other		3	(15)	1	1

Closing cost		752	698	706	653

Opening accumulated depreciation		(279)	(265)	(267)	(247)
- disposals		9	42	1	35
- depreciation and amortisation expense	3	(55)	(75)	(55)	(57)
- net foreign currency exchange differences on translation of financial statements of self-sustaining operations		(1)	1	—	—
- other		(19)	18	3	2

Closing accumulated depreciation		(345)	(279)	(318)	(267)

Closing net book value		407	419	388	386

Telstra Corporation Limited and controlled entities

Notes to the Financial Statements (continued)

12. Property, plant and equipment (continued)

		Telstra Group		Telstra Entity
		Year ended 30 June		Year ended 30 June
		2004	2003	2004	2003
	Note	$m	$m	$m	$m
Communication assets (including leasehold improvements)
Opening net book value		21,521	21,486	20,528	20,270

Opening cost		39,492	37,272	38,086	35,635
- additions		2,654	2,486	2,519	2,525
- disposals/retirements		(1,010)	(286)	(1,001)	(152)
- acquisitions of businesses		1	—	—	—
- net foreign currency exchange differences on translation of financial statements of self-sustaining operations		33	(72)	4	—
- other		55	92	56	78

Closing cost		41,225	39,492	39,664	38,086

Opening accumulated depreciation		(17,971)	(15,786)	(17,558)	(15,365)
- disposals/retirements		866	197	859	90
- acquisitions of businesses		(1)	—	—	—
- depreciation and amortisation expense	3	(2,602)	(2,436)	(2,504)	(2,282)
- net foreign currency exchange differences on translation of financial statements of self-sustaining operations		(11)	58	—	—
- other		(7)	(4)	(11)	(1)

Closing accumulated depreciation		(19,726)	(17,971)	(19,214)	(17,558)

Closing net book value		21,499	21,521	20,450	20,528

Communication assets under finance lease
Opening net book value		581	663	581	663

Opening and closing cost (a)		858	858	858	858

Opening accumulated depreciation		(277)	(195)	(277)	(195)
- depreciation and amortisation expense	3	(82)	(82)	(82)	(82)

Closing accumulated depreciation		(359)	(277)	(359)	(277)

Closing net book value		499	581	499	581

(a) In fiscal 2004 and fiscal 2003 there were no additions or disposals to this class of asset. As a result, our opening and closing cost has remained unchanged.

Telstra Corporation Limited and controlled entities

Notes to the Financial Statements (continued)

12. Property, plant and equipment (continued)

		Telstra Group		Telstra Entity
		Year ended 30 June		Year ended 30 June
		2004	2003	2004	2003
	Note	$m	$m	$m	$m
Other plant, equipment and motor vehicles
Opening net book value		430	651	244	376

Opening cost		1,449	1,757	1,064	1,296
- additions		166	72	63	17
- disposals		(239)	(232)	(123)	(195)
- acquisitions of businesses		5	—	—	—
- net foreign currency exchange differences on translation of financial statements of self-sustaining operations		4	(10)	—	—
- other		(1)	(138)	—	(54)

Closing cost		1,384	1,449	1,004	1,064

Opening accumulated depreciation		(1,019)	(1,106)	(820)	(920)
- disposals		169	188	91	154
- acquisitions of businesses		(1)	—	—	—
- depreciation and amortisation expense	3	(121)	(154)	(64)	(106)
- net foreign currency exchange differences on translation of financial statements of self-sustaining operations		(4)	6	—	—
- other		(4)	47	1	52

Closing accumulated depreciation		(980)	(1,019)	(792)	(820)

Closing net book value		404	430	212	244

Equipment under finance lease
Opening net book value		12	27	7	—

Opening cost		52	47	9	—
- additions		48	—	—	—
- disposals		(36)	—	(4)	—
- acquisitions of businesses		—	—	14	9
- other		(16)	5	—	—

Closing cost		48	52	19	9

Opening accumulated depreciation		(40)	(20)	(2)	—
- disposals		15	—	—	—
- depreciation and amortisation expense	3	(13)	(7)	(11)	(2)
- other		1	(13)	3	—

Closing accumulated depreciation		(37)	(40)	(10)	(2)

Closing net book value		11	12	9	7

Telstra Corporation Limited and controlled entities

Notes to the Financial Statements (continued)

12. Property, plant and equipment (continued)

Communication assets

Communication assets include certain network land and buildings which are essential to the operation of our communication assets.

Current value of all land and buildings

We obtain valuations of all of our land and buildings at least once every three years and the current value as at 30 June 2004 was $2,869 million for both the Telstra Group and Telstra Entity (2003: $2,425 million).

These current values were not an independent valuation. The following bases are used in determining the current value of property, plant and equipment:

Property, plant and equipment	Valuation	Valuation
category	basis	Date
General purpose land and buildings	Market value	31 March 2002
Communication assets and other plant and equipment
Network land	Market value	31 March 2004
Network buildings	Depreciated replacement cost	31 March 2004

Details of our capital expenditure and finance lease commitments are shown in note 20 to these financial statements.

Work in progress

In fiscal 2004, the Telstra Group has assets under construction amounting to $987 million (2003: $1,024 million). In fiscal 2004, the Telstra Entity has assets under construction amounting to $947 million (2003: $975 million). As these assets are not installed and ready for use, there is no depreciation being charged on the amounts.

Telstra Corporation Limited and controlled entities

Notes to the Financial Statements (continued)

13. Intangible assets

	Telstra Group		Telstra Entity
	As at 30 June		As at 30 June
	2004	2003	2004	2003
	$m	$m	$m	$m
Intangibles - goodwill
Goodwill (a) (b)	2,498	2,290	22	6
Accumulated amortisation	(394)	(272)	(6)	(2)

	2,104	2,018	16	4

Intangibles - other
Mastheads (c)	448	—	—	—

Patents, trademarks and licences	687	685	287	274
Accumulated amortisation	(154)	(121)	(102)	(82)

	533	564	185	192

Brandnames	211	216	—	—
Accumulated amortisation	(34)	(24)	—	—

	177	192	—	—

Customer bases	581	559	70	65
Accumulated amortisation	(238)	(169)	(35)	(21)

	343	390	35	44

	1,501	1,146	220	236

(a) The movement in the carrying value of our net goodwill balance is summarised as follows:

	Telstra Group
	As at 30 June
	2004	2003
	$m	$m
Carrying amount at beginning of year	2,018	2,063
Additional goodwill recognised (i) (ii)	209	71
Amortisation expense	(123)	(116)

Carrying amount at end of year	2,104	2,018

(i) On 5 March 2004, we acquired 100% of the share capital of the Trading Post (Australia) Holdings Pty Ltd group. As a result of the acquisition, we recognised goodwill of $179 million. Additional goodwill has been recognised on our acquisitions of Cable Telecom (GB) Limited ($23m) and Invizage Pty Ltd ($7m) (refer note 23 for further details).

(ii) On 9 April 2003, we acquired the remaining 41.6% shareholding of TelstraClear Limited that we did not hold, resulting in additional goodwill of $71 million in fiscal 2003.

(b) As at 30 June 2004, the net goodwill was attributable to investments made in the following controlled entities:

	Telstra Group
	As at 30 June
	2004	2003
	$m	$m
Telstra CSL Limited	1,685	1,784
TelstraClear Limited	137	145
Sensis Pty Ltd	36	39
Telstra Enterprise Services Pty Ltd	25	32
Telstra eBusiness Services Pty Ltd (formerly InsNet Pty Ltd)	10	10
Cable Telecom (GB) Limited	23	—
Trading Post (Australia) Holdings Pty Ltd	177	—
Other	11	8

Net goodwill	2,104	2,018

(c) On 5 March 2004, we acquired the Trading Post (Australia) Holdings Pty Ltd group. As part of the acquisition, we have recognised the value of the associated mastheads amounting to $448m (refer note 23 for further information). The mastheads have an indefinite life and as a result there is no amortisation attributable to this intangible asset.

Telstra Corporation Limited and controlled entities

Notes to the Financial Statements (continued)

14. Other assets

		Telstra Group		Telstra Entity
		As at 30 June		As at 30 June
		2004	2003	2004	2003
	Note	$m	$m	$m	$m
Current
Net deferred mobile phone handset subsidies		205	111	205	111
Deferred expenditure		286	249	249	213
Prepayments		227	218	148	142
Converting note issued by PCCW (a)		85	—	85	—

		803	578	687	466

Non current
Deferred expenditure		350	392	345	385
Accumulated amortisation		(6)	(5)	(6)	(5)

		344	387	339	380
Software assets developed for internal use (b)		3,335	3,181	3,135	3,016
Accumulated amortisation		(1,412)	(1,180)	(1,373)	(1,157)

		1,923	2,001	1,762	1,859
Future income tax benefit	4	2	—	—	—
Net deferred mobile phone handset subsidies		59	49	59	49
Converting note issued by PCCW (a)		—	83	—	83

		2,328	2,520	2,160	2,371

(a) The converting note issued by PCCW Limited (PCCW) has a face value of US$54 million. This note originally had a three year term. Interest is compounding at a rate of 5% per annum. The converting note will expire and become payable on 30 June 2005. PCCW’s obligations under the note are secured by an equitable mortgage of shares over its 50% shareholding in Reach Ltd.

(b) In fiscal 2004, the Telstra Group has assets under construction amounting to $337 million (2003: $242 million). In fiscal 2004, the Telstra Entity has assets under construction amounting to $278 million (2003: $202 million). As these assets are not installed and ready for use, there is no amortisation being charged on the amounts.

Telstra Corporation Limited and controlled entities

Notes to the Financial Statements (continued)

15. Payables

		Telstra Group		Telstra Entity
		As at 30 June		As at 30 June
		2004	2003	2004	2003
	Note	$m	$m	$m	$m
Current
Trade creditors (a)		624	640	493	470
Accrued expenses		1,050	1,254	824	964
Accrued capital expenditure		266	181	216	240
Accrued interest		179	195	179	195
Other creditors (a)		219	255	174	161
Amounts owed to wholly owned controlled entities (other than trade creditors)	27	—	—	5	—

		2,338	2,525	1,891	2,030

Non current
Other creditors		49	51	46	48

(a) Trade creditors and other creditors are non interest bearing liabilities. We generally process trade creditor payments once they have reached 30 days from the date of invoice for electronic funds transfer payments, or 30 days from the end of the month of invoice for other payments.

Telstra Corporation Limited and controlled entities

Notes to the Financial Statements (continued)

16. Interest-bearing liabilities

		Telstra Group		Telstra Entity
		As at 30 June		As at 30 June
		2004	2003	2004	2003
	Note	$m	$m	$m	$m
Current
Short term debt
Loan from joint venture entities and associated entities (a)	27	1	1	1	1
Bills of exchange and commercial paper (b)		869	643	869	643

		870	644	870	644

Long term debt - current portion
Loans from wholly owned controlled entities	27	—	—	2,282	2,015
Telstra bonds (c)		273	210	273	210
Other loans (d)		2,096	449	2,096	449
Finance leases (e)	20	7	20	6	9

		2,376	679	4,657	2,683

		3,246	1,323	5,527	3,327

Non current
Long term debt
Telstra bonds (c)		2,136	2,403	2,136	2,403
Other loans (d)		6,458	8,403	6,458	8,403
Finance leases (e)	20	10	—	10	—
Cross currency swap hedge payable	29	410	426	410	426

		9,014	11,232	9,014	11,232

Total debt payable
Short term debt
Loan from joint venture entities and associated entities (a)	27	1	1	1	1
Bills of exchange and commercial paper (b)		869	643	869	643

		870	644	870	644
Long term debt (including current portion)
Loans from wholly owned controlled entities	27	—	—	2,282	2,015
Telstra bonds (c)		2,409	2,613	2,409	2,613
Other loans (d)		8,554	8,852	8,554	8,852
Finance leases (e)	20	17	20	16	9
Cross currency swap hedge payable	29	410	426	410	426

		11,390	11,911	13,671	13,915

		12,260	12,555	14,541	14,559

Telstra Corporation Limited and controlled entities

Notes to the Financial Statements (continued)

16. Interest-bearing liabilities (continued)

Our long term debt (excluding cross currency swap hedge payable) is repayable over years ending 30 June as follows:

	Telstra Group
						after
	2005	2006	2007	2008	2009	2009	Total
	$m	$m	$m	$m	$m	$m	$m
Long term debt payable	2,378	1,103	403	1,413	595	5,148	11,040

Unamortised discount							(60)

							10,980

Assets pledged as security

On 9 January 2004, our 50% owned pay television joint venture FOXTEL entered into a $550 million bank facility arrangement to fund its full digital conversion and launch of new digital services. The use of this facility is subject to certain conditions being met and full repayment is due on 30 September 2008.

As part of this arrangement, our controlled entity Telstra Media Pty Ltd as a FOXTEL partner, and FOXTEL itself have pledged their relative assets as collateral in favour of the banks. The carrying value of the assets pledged in Telstra Media Pty Ltd as at 30 June 2004 was $nil. Refer to note 21, for details of an equity contribution deed entered as part of this agreement.

Our interest-bearing liabilities are unsecured, except for finance leases which are secured, as the rights to the leased asset transfer to the lessor in the event of a default by us. Refer to note (e) below.

(a) Loan from joint venture entities and associated entities

As at 30 June 2004, we owed a joint venture entity $1 million (2003: $1 million) for an amount deposited with the Telstra Entity. The amount is repayable on demand and has an interest rate of 4.70% (2003: 4.70%).

(b) Bills of exchange and commercial paper

We have issued bills of exchange and commercial paper of $869 million (2003: $643 million) to financial institutions with an original maturity of less than 180 days. Some of our commercial paper is issued in foreign currencies and swapped into Australian dollars. At 30 June 2004, $651 million (2003: $643 million) of the commercial paper matures in less than three months.

The weighted average effective interest rate applicable to the commercial paper (in currency of issue) at 30 June 2004 was 5.21% (2003: 3.22%).

Telstra Corporation Limited and controlled entities

Notes to the Financial Statements (continued)

16. Interest-bearing liabilities (continued)

(c) Telstra bonds

Telstra bonds have been issued to both retail and wholesale investors and in a range of currencies. They have effective interest rates ranging from 7.23% to 12.67% (2003: 3.50% to 12.67%) and mature up until the year 2020 (2003: 2020). During fiscal 2004, $210 million (2003: $582 million) of Telstra bonds matured. Our Telstra bonds are repayable in the years ending 30 June as follows:

	Telstra Group
	up to	up to	up to	up to	up to
	6.0%	8.0%	10.0%	12.0%	16.0%	Total
Coupon interest rate	$m	$m	$m	$m	$m	$m
Due in the year ending June 30
2005	—	250	3	20	—	273
2006	—	—	12	504	—	516
2007	—	—	—	—	—	—
2008	—	—	—	—	—	—
2009	—	500	—	—	—	500
After 2009	35	1,010	28	44	32	1,149

	35	1,760	43	568	32	2,438

Unamortised discount						(29)

						2,409

(d) Other loans

Our other loans are repayable in the years ending 30 June as follows:

	Telstra Group
						after
	2005	2006	2007	2008	2009	2009	Total
	$m	$m	$m	$m	$m	$m	$m
Other loans	2,098	581	401	1,411	94	3,999	8,584

Unamortised discount							(30)

							8,554

Telstra Corporation Limited and controlled entities

Notes to the Financial Statements (continued)

16. Interest-bearing liabilities (continued)

(d) Other loans (continued)

Details of our other loans including currency of borrowing, interest rates and maturity dates are presented in the table below:

	A$ amount		Interest rates			Maturity dates
	As at 30 June		Year ended 30 June			As at 30 June
	2004	2003	2004	2003		2004	2003
Telstra Group - Other loans details	A$m	A$m	%	%
			5.45%to	4.60	%to	between June 2005	between July 2003
Australian dollar loans	250	250	7.05%		7.87%	and August 2014	and August 2014
			1.48%to	1.65	%to	between Nov 2005	between July 2003
US dollar loans	1,453	1,946	6.50%		6.50%	and April 2015	and April 2012
			2.56%to	2.58	%to	between June 2005	between June 2005
Euro eurobond loan	4,368	4,261	6.38%		6.38%	and June 2011	and June 2011
Deutschemark eurobond loan	894	872	5.13%		5.13%	April 2008	April 2008
French franc loan	400	391	6.00%		6.00%	December 2006	December 2006
Swiss franc eurobond loan	344	332	3.38%		3.38%	June 2005	June 2005
			0.30%to	0.31	%to	between July 2007	between July 2007
Japanese yen loans	241	225	1.65%		1.65%	and Sept 2010	and Sept 2010
Singapore dollar loans	85	85	3.80%		3.80%	March 2008	March 2008
			5.16%to	4.31	%to
British pound sterling loans	519	490	6.13%		6.13%	August 2014	August 2014

Total other loans including current portion	8,554	8,852

To appropriately assess our foreign currency borrowings included in other loans, the hedge receivables and hedge payables arising from our cross currency swaps entered to hedge this position should also be considered. The following table shows our other loan position, net of our outstanding cross currency swap contracts:

	Telstra Group
	As at 30 June
	2004	2003
	$m	$m
Other loans	8,554	8,852
- less hedge receivable - current	(169)	(10)
- less hedge receivable - non current	(237)	(273)
- add hedge payable - non current	410	426

Other loans net of cross currency swaps	8,558	8,995

Telstra Corporation Limited and controlled entities

Notes to the Financial Statements (continued)

16. Interest-bearing liabilities (continued)

(e) Finance leases

Details of minimum lease payments due under finance leases are presented as follows:

	Telstra Group
	2005	2006	2007	2008	2009	after 2009	Total
	$m	$m	$m	$m	$m	$m	$m
Finance leases	7	6	2	2	1	—	18

Future finance charges							(1)

							17

(f) Financing arrangements

	Telstra Group		Telstra Entity
	As at 30 June		As at 30 June
	2004	2003	2004	2003
	$m	$m	$m	$m
Our financing arrangements
We have access to the following lines of credit:
Credit standby arrangements
Unsecured committed cash standby facilities which are subject to annual review	849	894	815	850
Amount of credit unused	820	855	815	850

Loan facilities
Unsecured bank term loan facilities	—	2,149	—	2,149
Amount of credit unused	—	2,149	—	2,149

We cancelled our loan facility arrangement during fiscal 2004 as it was no longer required.

We have commercial paper facilities in place with financial institutions under which we may issue up to $15,000 million (2003: $15,058 million). As at 30 June 2004, we had drawn down $869 million (2003: $643 million) of these commercial paper facilities. These facilities are not committed or underwritten and we have no guaranteed access to the funds.

Generally, our facilities are available unless we default on any terms applicable under the relevant agreements or become insolvent.

Telstra Corporation Limited and controlled entities

Notes to the Financial Statements (continued)

17. Provisions

	Telstra Group		Telstra Entity
	As at 30 June		As at 30 June
	2004	2003	2004	2003
	$m	$m	$m	$m
Current
Employee benefits (a)	312	279	288	234
Workers’ compensation (b) (c)	32	39	31	36
Other provisions (b) (c)	14	35	12	14

	358	353	331	284

Non current
Employee benefits (a)	559	572	549	522
Workers’ compensation (b) (c)	184	197	176	184
Other provisions (b) (c)	35	45	15	21

	778	814	740	727

(a) Aggregate employee benefits and related on-costs liability
Current provision for employee benefits	312	279	288	234
Non current provision for employee benefits	559	572	549	522
Accrued labour, redundancy and on-costs (i)	179	242	175	236

	1,050	1,093	1,012	992

(i) Accrued labour, redundancy and related on-costs are included within our current payables (refer note 15).

Provision for employee benefits consist of amounts for annual leave, long service leave accrued by employees and provision for redundancy payments.

Non current employee benefits for long service leave are measured at their present value. The following assumptions were adopted in measuring this amount:

	Telstra Group		Telstra Entity
	As at 30 June		As at 30 June
	2004	2003	2004	2003
Weighted average projected increase in salaries, wages and associated on-costs	4.0%	4.0%	4.0%	4.0%
Weighted average discount rates	5.7%	5.4%	5.7%	5.4%
Leave taking rates	13.2%	13.0%	13.3%	13.3%

b) Information about our provisions, other than employee benefits:

Workers’ compensation

The Telstra Entity and certain controlled entities self insure their workers’ compensation liabilities. We provide for our obligations through an assessment of accidents and estimated claims incurred. The provision is based on a semi annual actuarial review of our workers’ compensation liability. Present values are calculated using appropriate rates based on government guaranteed securities with similar due dates.

The majority of our controlled entities do not self insure, but pay annual premiums to third party insurance companies for their workers’ compensation liabilities.

Telstra Corporation Limited and controlled entities

Notes to the Financial Statements (continued)

17. Provisions (continued)

Other

Other provisions include provision for restructuring, provision for warranties, provision for restoration costs and other general provisions. The provision for restructuring relates to restructuring costs expected on acquisition of controlled entities and our internal restructures. The provision for warranties relates to our best estimate of warranty costs expected to meet our products’ future repairs and replacement based on current sales levels and past historical information. Provision for restoration costs relates to our future expected restoration obligations in relation to the fitout of our general purpose leased buildings. Other general provisions are to meet future costs that we are obligated to meet as a result of past transactions entered into.

c) Movement in provisions, other than employee benefits

	Telstra Group		Telstra Entity
	Year ended 30 June		Year ended 30 June
	2004	2003	2004	2003
	$m	$m	$m	$m
Dividends payable
Opening balance	—	1,415	—	1,415
- adjustments due to change in accounting policy	—	(1,415)	—	(1,415)

Closing balance	—	—	—	—

Workers’ compensation
Opening balance	236	270	220	256
- additional provisions	4	10	3	8
- amount used	(1)	—	—	—
- reductions due to remeasurements	(21)	(44)	(18)	(44)
- other	(2)	—	2	—

Closing balance	216	236	207	220

Other
Opening balance	80	121	35	39
- additional provisions	7	24	6	6
- amount used	(30)	(44)	(18)	(7)
- reductions due to remeasurements	(11)	(22)	(2)	(4)
- other	3	1	6	1

Closing balance	49	80	27	35

Telstra Corporation Limited and controlled entities

Notes to the Financial Statements (continued)

18. Contributed equity

	Telstra Group		Telstra Entity
	As at 30 June		As at 30 June
	2004	2003	2004	2003
	$m	$m	$m	$m
Issued and paid up capital
Fully paid ordinary shares (a) (b)	6,073	6,433	6,073	6,433

(a) Each of our fully paid ordinary shares carries the right to one vote at a meeting of the company. Holders of our shares also have the right to receive dividends as declared, and to participate in the proceeds from sale of all surplus assets in proportion to the total shares issued in the event of the company winding up. In fiscal 2004 and fiscal 2003 we had no outstanding equity that could have been called up in the event of the company winding up.

(b) On 24 November 2003, we completed an off-market share buy-back of 238,241,174 ordinary shares as part of our ongoing capital management program. The ordinary shares were bought back at $4.20 per share, comprising a fully franked dividend component of $2.70 per share and a capital component of $1.50 per share. The Commonwealth of Australia did not participate in the share buy-back.

The shares bought back were subsequently cancelled, reducing the number of fully paid ordinary shares on issue. In total, 1.85% of our total issued ordinary shares, or 3.71% of our non Commonwealth owned ordinary shares, were bought back.

The movement in the number of issued, fully paid ordinary shares is as follows:

Number of
shares
Balance at 30 June 2003	12,866,600,200
Shares bought back	(238,241,174)

Balance at 30 June 2004	12,628,359,026

In fiscal 2003 the number of issued, fully paid ordinary shares was 12,866,600,200.

The cost of the share buy-back comprised a purchase consideration of $1,001 million and associated transaction costs of $8 million.

In accordance with the substance of the buy-back, shareholders’ equity decreased as follows:

Year ended
30 June
2004
$m
Contributed equity	360
Retained profits	649

1,009

Telstra Corporation Limited and controlled entities

Notes to the Financial Statements (continued)

19.Employee share plans

The company has a number of employee share plans that are available for directors, senior executives and employees, these include:

•	the Telstra Employee Share Ownership Plans (TESOP99 and TESOP97); and

•	those conducted through the Telstra Growthshare Trust.

The nature of each plan, details of plan holdings and movements in holdings, and other relevant information is disclosed in the following:

(a)TESOP99 and TESOP97

(i) Nature of TESOP99 and TESOP97

As part of the Commonwealth’s sale of its shareholding in fiscal 2000 and fiscal 1998 we offered our eligible employees as defined by the employee share plans the opportunity to buy Telstra shares. The shares were ordinary shares of the Telstra Entity at the time of the offer.

These share plans were:

•	the Telstra Employee Share Ownership Plan II (TESOP99); and

•	the Telstra Employee Share Ownership Plan (TESOP97).

All eligible employees of the Telstra Entity and of companies that Telstra owned greater than 50% equity were able to participate in the plans. Certain employees who were part time, casual, fixed term, on leave without pay or living outside Australia and contractors were not eligible to participate.

Generally, employees were offered interest free loans by the Telstra Entity to acquire certain shares and in some cases became entitled to certain extra shares and loyalty shares as a result of participating in the plans. All shares acquired under the plans were transferred from the Commonwealth either to the employees or to the trustee for the benefit of the employees. Telstra ESOP Trustee Pty Ltd is the trustee for TESOP99 and TESOP97 and holds the shares on behalf of participants. This company is 100% owned by Telstra.

While a participant remains an employee of the Telstra Entity, a company in which Telstra owns greater than 50% equity, or the company which was their employer when the shares were acquired, there is no date by which the employee has to repay the loan. The loan may, however, be repaid in full at any time by the employee using his or her own funds.

The loan shares, extra shares and in the case of TESOP99, the loyalty shares, were subject to a restriction on the sale of the shares or transfer to the employee for three years, or until the relevant employment ceases. This restriction period has now been fulfilled under each plan.

Given conclusion of the restriction period, the employee can now sell the shares provided the loan is repaid in full for the loan shares and TESOP97 extra shares. Approximately 70% of the dividends on the loan shares and TESOP97 extra shares held for the employees under the plans are used to repay their loans.

If a participating employee leaves the Telstra Entity, a company in which Telstra owns greater than 50% equity, or the company which was their employer when the shares were acquired, to acquire the relevant shares the employee must repay their loan within two months of leaving. This is the case except where the restriction period has ended because of the employee’s death or disablement (in this case the loan must be repaid within 12 months).

If the employee does not repay the loan when required, the trustee can sell the shares if the sale proceeds cover the amount outstanding on the loan plus relevant costs. The sale proceeds must then be used to pay the costs of the sale and any amount outstanding on the loan, after which the balance will be paid to the employee. The Telstra Entity’s recourse under the loan is limited to the amount recoverable through the sale of the employee’s shares.

For TESOP99, the Government guaranteed an allocation of up to 5,000 shares for employees using their own funds to purchase shares in the public offer. These shares are directly held by the employees.

Further details on each of the plans are highlighted in the table following in section (a) (ii).

Telstra incurs expenses in relation to the administration of the trusts for TESOP99 and TESOP97. These are recognised in the statement of financial performance of Telstra as incurred. The allocation of shares under these plans did not give rise to any other expense to be recognised by us in the current or prior period.

Telstra Corporation Limited and controlled entities

Notes to the Financial Statements (continued)

19. Employee share plans (continued)

(a) TESOP99 and TESOP97 (continued)

(ii) TESOP99 and TESOP97 - Share plan information

The table below provides information about our
TESOP99 and TESOP97 share plans:

	TESOP99	TESOP97
Date used to determine number of eligible employees	27 August 1999	20 September 1997
Date the plan started	16 October 1999	15 November 1997
Number of employees eligible to participate	53,900	64,309

Price paid by employee - first instalment	(16 October 1999) $4.50	(15 November 1997) $1.95
Price paid by employee - second instalment	(2 November 2000) $2.90	(17 November 1998) $1.35

Total price paid by employee and market price on date of issue	$7.40	$3.30

Number of shares each eligible employee was able to buy with interest free loan (loan shares)	400	2,000
Number of extra shares received by each eligible employee	one extra share for every four	one extra share for every four
	guaranteed allocation shares	loan shares or non-loan shares
	purchased up to a limit of 200	purchased up to a limit of 500

The date participating employees have full ownership of the loan shares and extra shares (a)	16 October 2002	15 November 2000
Number of employees who purchased loan shares	42,439	55,748
Total number of loan shares initially purchased	16,939,000	109,979,100
Total number of extra shares initially acquired relating to loan shares	(b)	27,494,775

Number of employees who used their own funds to buy shares in the TESOP’s and received extra shares	21,424	2,282
Number of shares initially purchased under the TESOP’s with own funds	(c)	3,776,732
Number of extra shares initially acquired by employees from using their own funds	(b) 3,903,314	944,183

Total market value of shares at issue date	$93,790,413 (first instalment)	$277,279,841 (first instalment)
(including extra shares)	$58,832,889 (second instalment)	$181,936,265 (second instalment)

Total initial loan made to employees	$76,225,500 (first instalment)	$221,823,872 (first instalment)
	$48,556,440 (second instalment)	$144,401,940 (second instalment)

Loan discount paid on behalf of employees ($1 per loan)	$42,439	$55,748

Number of Commonwealth loyalty shares available to each eligible employee at no additional cost (shares need to be held for 12 months to qualify)	one for every 10 shares purchased up to a limit of 80	one for every 10 non loan shares purchased in the public offer up to a limit of 200
Number of employees who received Commonwealth loyalty shares	(d) 17,138	21,761
Number of loyalty shares issued	(d) 1,243,305	3,162,222
Market value of Commonwealth loyalty shares issued	(d) $7,696,058 ($6.19 per share)	$20,363,290 ($6.46 per share)

(a) In the case of all loan shares, and extra shares acquired under TESOP97, the loan must be repaid in full before shares may be transferred to the employee.

(b) For TESOP99, the extra shares were acquired under the Commonwealth component as a result of employees acquiring guaranteed allocation shares in the public offer using their own funds.

(c) Guaranteed allocation shares not included as these were acquired by employees from the Commonwealth under the Commonwealth component.

(d) TESOP99 loyalty shares were issued to eligible employees still holding their Commonwealth component shares on 2 November 2000 and did not prepay the final instalment.

Telstra Corporation Limited and controlled entities

Notes to the Financial Statements (continued)

19. Employee share plans (continued)

(a) TESOP99 and TESOP97 (continued)

(ii) TESOP99 and TESOP97 - Share plan information (continued)

The following information details the number of outstanding equity instruments and loan balances relevant to the TESOP99 and TESOP97 plans.

	Employee share plans
	As at 30 June
	2004	2003
Market price of Telstra shares	$5.03 per share	$4.40 per share
Employee share loan balance (total including current and non current, excluding Growthshare option loans - note 9)	$174 million	$198 million
TESOP99
Remaining employees with loan shares (a)	36,628	37,148
Remaining number of loan shares	14,622,000	14,828,600
TESOP97
Remaining employees with loan shares	19,525	21,960
Remaining number of loan shares	38,661,600	43,465,700
Remaining number of extra shares	9,665,400	10,866,425

(a) The number of employees with loan shares includes 13,238 (2003: 11,258) employees that have ceased employment and elected not to repay their loan. The Telstra ESOP Trustee continues to hold the shares relating to those loans until the share price is sufficient to recover the loan amount and associated costs. The Trustee will then sell the shares. As at 30 June 2004, there were 5,295,200 shares held for this purpose (2003: 4,503,300).

(iii) TESOP99 and TESOP97 - other information

Shares held by the TESOP99 and TESOP97 trusts for the purposes of facilitating the operations of the relevant share plans amount to 62,949,000 shares (2003: 69,160,725 shares). The fair value of these shares as at 30 June 2004 based on the market value of Telstra shares at balance date amounts to $317 million (2003: $304 million). As the final restriction period for these shares was completed on 16 October 2002, they are now considered fully transferable to the employees once the loan has been repaid in full.

Telstra Corporation Limited and controlled entities

Notes to the Financial Statements (continued)

19. Employee share plans (continued)

(b) Telstra Growthshare Trust

The Telstra Growthshare Trust commenced in fiscal 2000. Under the trust, Telstra operates a number of different share plans whereby the following equity based instruments may be allocated:

•	deferred shares;

•	performance rights;

•	restricted shares;

•	options;

•	directshares; and

•	ownshares.

The trustee for the trust is Telstra Growthshare Pty Ltd. This company is 100% owned by us.

Deferred shares, performance rights, restricted shares and options

(i) Nature of the share plans

The purpose of the deferred shares, performance rights, restricted shares and option plans is to align key executives’ rewards with shareholders’ interests, and reward performance improvement supporting business plans and corporate strategies. These plans are administered by the trustee.

The Board determines who is invited to participate in the share plans administered through the Telstra Growthshare Trust. Allocations have been made over a number of years in the form of options, restricted shares, and performance rights under our long term incentive plan, and deferred shares under our deferred remuneration plan. Instruments issued represent a right to acquire a share in Telstra. Generally, the options, restricted shares and performance rights may only be exercised to acquire Telstra shares if a performance hurdle is satisfied in the performance period and in the case of options, the exercise price is paid by the executive. Deferred shares may only be exercised when a prescribed period of service has been completed.

Deferred shares

The chief executive officer and senior executives are provided part of their annual fixed remuneration in the form of rights to Telstra shares that vest upon completing certain employment requirements. These deferred shares are considered to be a method of deferring a component of the executives remuneration. Generally, if an executive continues to be employed by an entity that forms part of the Telstra Group three years after the commencement date of the instrument, the deferred share will become a vested deferred share. The vested deferred shares can then be exercised at any time before the expiry date, otherwise they will lapse. Once exercised, Telstra shares will be transferred to the executive.

Until this time, the executive can not use the deferred shares or vested deferred shares to vote or receive dividends or other entitlements.

Telstra shares will be transferred to the executive on exercise of vested deferred shares. The executive may exercise the deferred shares at a cost of $1 in total for the number of deferred shares exercised on a particular day.

The issue of deferred shares is recorded as an expense to us when we provide funding to the trust to purchase Telstra shares on market to underpin them. In fiscal 2004, we recorded an expense of $10.7 million (2003: $10.3 million).

Performance hurdle for options, restricted shares and performance rights

The exercise of options, restricted shares and performance rights is subject to certain performance hurdles. For allocations of performance rights made during fiscal 2004, fiscal 2003 and fiscal 2002, and options issued during fiscal 2002, the applicable performance hurdle is based on comparing Telstra’s total shareholder return (TSR) with the TSRs of the companies in the S&P/ASX 200 (Industrial) Index (peer group) within the performance period.

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

Both the number of options and the number of performance rights potentially exercisable are based on the following:

•	If in the first quarter of the performance period, Telstra’s percentile ranking is the 50th percentile or above then:

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

Telstra Corporation Limited and controlled entities

Notes to the Financial Statements (continued)

19. Employee share plans (continued)

(b) Telstra Growthshare Trust (continued)

(i) Nature of Telstra Growthshare (continued)

•	If in the first quarter of the performance period, the percentile ranking is less than the 50th percentile then:

(i) half of the allocation will lapse; and

(ii) in subsequent quarters, the remaining 50% of the options or performance rights will become exercisable if the ranking is the 50th percentile or above for that quarter.

•	If Telstra does not achieve or exceed the 50th percentile ranking in any quarter of the performance period, all options and performance rights will lapse.

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

Performance rights

An executive is not entitled to Telstra shares before the performance rights allocated under Telstra Growthshare become vested performance rights and are therefore exercisable. If the performance hurdle is satisfied in the performance period, a specified number of performance rights as determined in accordance with the trust deed and terms of issue, will become vested performance rights. The vested performance rights can then be exercised at any time before the expiry date, otherwise they will lapse. Once the vested performance rights are exercised, Telstra shares will be transferred to the executive. Until this time, the executive cannot use the performance rights (or vested performance rights) to vote or receive dividends.

Telstra shares will be transferred to the executive on exercise of vested performance rights. The executive may exercise the performance rights at a cost of $1 in total for the number of performance rights exercised on a particular day. The issue of performance rights is recorded as an expense to us when we provide funding to the trust to purchase Telstra shares on market to underpin them. In fiscal 2004, we recorded an expense of $8.6 million (2003: $8.5 million).

Restricted shares

The executive is not entitled to Telstra shares before the restricted shares allocated under the trust are exercised. If the performance hurdle is satisfied in the performance period, the restricted shares will vest and may be exercised at any time before the expiry date, otherwise they will lapse. Once the restricted shares have vested, they become restricted trust shares, which will generally be held by the trustee for the executive for a certain period. Once converted into restricted trust shares, the executive has an interest in Telstra shares and is entitled to dividends, other distributions, and voting rights.

Restricted trust shares are held by the Trustee until the earlier of:

•	the period determined in accordance with the trust deed;

•	the executive finishes employment with Telstra; or

•	a date nominated by the Board.

The executive may exercise restricted shares at a cost of $1 in total for the number of restricted shares exercised on a particular day. These shares were recorded as an expense to us when we provided funding to the trust to purchase them on market. In fiscal 2004 and fiscal 2003, there were no restricted shares allocated and therefore no associated expense.

Options

An executive is not entitled to Telstra shares before the options allocated under Telstra Growthshare initially vest, and then are exercised. This means that the executive cannot use options to vote or receive dividends. If the performance hurdle is satisfied in the performance period, options may be exercised at any time before the expiry date; otherwise they will lapse. Once the options are exercised and the option price paid, Telstra shares will be transferred to the executive.

We provide loans to the trustee to enable it to purchase Telstra shares on market to underpin the options. When exercised, the executive pays for the shares at the exercise price and the loan is repaid to us. We receive interest on the loans to the trust. On the basis that the executives must pay the exercise price of the options, which repays the loans made by Telstra, there is no cash expense incurred by us and included in our statement of financial performance. We have not issued options during fiscal 2004 or fiscal 2003. Previously issued options remain outstanding and valid.

Telstra Growthshare amounts expensed for USGAAP purposes

For the purposes of the United States generally accepted accounting principles (USGAAP) disclosures, the estimated fair value of the options, restricted shares, performance rights and deferred shares is made at the date of grant. We have used an option pricing model that takes into account various factors including the exercise price and expected life of the instrument, the current price of the underlying share and its expected volatility, expected dividends, the risk-free interest rate for the expected life of the instrument, and the expected volatility of Telstra’s peer group companies. This approach has also been used for the purposes of determining a valuation for Australian reporting purposes. There was no additional compensation expense recognised for USGAAP for either fiscal 2004 or fiscal 2003. Refer to note 30 for additional information.

Telstra Corporation Limited and controlled entities

Notes to the Financial Statements (continued)

19. Employee share plans (continued)

(b) Telstra Growthshare Trust (continued)

(ii) Instruments outstanding at the beginning of fiscal 2004

The following options, restricted shares, performance rights and deferred shares had been issued at the start of fiscal 2004, but were yet to vest with executives.

	Number of				Exercise date
	instruments	Commencement	Performance	Exercise	(once performance
	outstanding	date	hurdle period	price	hurdle met)
Growthshare 2000 - Sept 1999 allocation
Options	1,533,722	13 Sept 1999	between 13 Sept 2002	$8.02	any time before
			and 13 Sept 2004		13 Sept 2009
Restricted shares	260,278	13 Sept 1999	between 13 Sept 2002	$1 per parcel	any time before
			and 13 Sept 2004	exercised	13 Sept 2004
Growthshare 2001 - Sept 2000 allocation
Options	3,370,660	8 Sept 2000	between 8 Sept 2003	$6.28	any time before
			and 8 Sept 2005		8 Sept 2010
Restricted shares	697,960	8 Sept 2000	between 8 Sept 2003	$1 per parcel	any time before
			and 8 Sept 2005	exercised	8 Sept 2005
Growthshare 2001 - March 2001 allocation
Options	150,000	16 March 2001	between 16 March 2004	$6.55	any time before
			and 16 March 2006		16 March 2011
Restricted shares	40,000	16 March 2001	between 16 March 2004	$1 per parcel	any time before
			and 16 March 2006	exercised	16 March 2006
Growthshare 2002 - Sept 2001 allocation
Options	32,416,945	6 Sept 2001	between 6 Sept 2004	$4.90	any time before
			and 6 Sept 2006		6 Sept 2011
Performance rights	3,098,155	6 Sept 2001	between 6 Sept 2004	$1 per parcel	any time before
			and 6 Sept 2006	exercised	8 Dec 2006
Growthshare 2002 - March 2002 allocation
Options	1,854,000	14 March 2002	between 14 March 2005	$5.63	any time before
			and 14 March 2007		14 March 2012
Performance rights	149,000	14 March 2002	between 14 March 2005	$1 per parcel	any time before
			and 14 March 2007	exercised	14 June 2007
Growthshare 2003 - Sept 2002 allocation
Deferred shares	2,022,498	5 Sept 2002	None (a)	$1 per parcel	any time before
				exercised	5 September 2007
Performance rights	4,034,226	5 Sept 2002	between 5 Sept 2005	$1 per parcel	any time before
			and 5 Sept 2007	exercised	5 December 2007
Growthshare 2003 - March 2003 allocation
Deferred shares	22,100	7 March 2003	None (a)	$1 per parcel	any time before
				exercised	7 March 2008
Performance rights	44,200	7 March 2003	between 7 March 2006	$1 per parcel	any time before
			and 7 March 2008	exercised	7 June 2008

a) As deferred shares are allocated as annual fixed remuneration, there is no performance hurdle. Generally, deferred shares will become vested deferred shares after a specified service period.

Telstra Corporation Limited and controlled entities

Notes to the Financial Statements (continued)

19. Employee share plans (continued)

(b) Telstra Growthshare Trust (continued)

(iii) Instruments granted during the financial year

The following instruments were granted in September 2003:

	Growthshare 2004	Growthshare 2004
	deferred shares	performance rights
Number of executives who were allocated deferred shares and performance rights	176	176
Effective commencement date of deferred shares and performance rights	5 September 2003	5 September 2003
Performance hurdle period - i.e. over what time period executives have to satisfy the performance hurdle for the instruments to vest .	(a)	period between 5 September 2006 and 5 September 2008
Number of deferred shares and performance rights (representing a 100% allocation or maximum entitlement available) issued	2,206,400	4,412,800
	$1 per parcel of	$1 per parcel of
Exercise price (once the instruments become exercisable)	instruments exercised	instruments exercised
Market price of Telstra shares on commencement date	$5.06 per share	$5.06 per share
Exercise date (once the instruments become exercisable)	any time before 5 September 2008	any time before 5 December 2008

The following instruments were granted in February 2004:

	Growthshare 2004	Growthshare 2004
	deferred shares	performance rights
Number of executives who were allocated deferred shares and performance rights	3	3
Effective commencement date of deferred shares and performance rights	20 February 2004	20 February 2004
Performance hurdle period - i.e. over what time period executives		period between 20 February 2007
have to satisfy the performance hurdle for the instruments to vest	(a)	and 20 February 2009
Number of deferred shares and performance rights (representing a 100% allocation or maximum entitlement available) issued	18,350	36,700
	$1 per parcel of	$1 per parcel of
Exercise price (once the instruments become exercisable)	instruments exercised	instruments exercised
Market price of Telstra shares on commencement date	$4.71 per share	$4.71 per share
Exercise date (once the instruments become exercisable)	any time before 20 February 2009	any time before 20 May 2009

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

Telstra Corporation Limited and controlled entities

Notes to the Financial Statements (continued)

19. Employee share plans (continued)

(b) Telstra Growthshare Trust (continued)

(iii) Instruments granted during the financial year (continued)

In the prior year, the following instruments were granted during September 2002:

	Growthshare 2003	Growthshare 2003
	deferred shares	performance rights
Number of executives who were allocated deferred shares and performance rights	166	166
Effective commencement date of deferred shares and performance rights	5 September 2002	5 September 2002
Performance hurdle period — i.e. over what time period executives		period between 5 September 2005
have to satisfy the performance hurdle for the instruments to vest .	(a)	and 5 September 2007
Number of deferred shares and performance rights (representing a 100% allocation or maximum entitlement available) issued	2,123,000	4,246,000
	$1 per parcel of	$1 per parcel of
Exercise price (once the instruments become exercisable)	instruments exercised	instruments exercised
Market price of Telstra shares on commencement date	$4.87 per share	$4.87 per share
Exercise date (once the instruments become exercisable)	any time before 5 September 2007	any time before 5 December 2007

In the prior year, the following instruments were granted during March 2003:

	Growthshare 2003	Growthshare 2003
	deferred shares	performance rights
Number of executives who were allocated deferred shares and performance rights	4	4
Effective commencement date of deferred shares and performance rights	7 March 2003	7 March 2003
Performance hurdle period — i.e. over what time period executives		period between 7 March 2006
have to satisfy the performance hurdle for the instruments to vest .	(a)	and 7 March 2008
Number of deferred shares and performance rights (representing a 100% allocation or maximum entitlement available) issued	22,100	44,200
	$1 per parcel of	$1 per parcel of
Exercise price (once the instruments become exercisable)	instruments exercised	instruments exercised
Market price of Telstra shares on commencement date	$4.11 per share	$4.11 per share
Exercise date (once the instruments become exercisable)	any time before 7 March 2008	any time before 7 June 2008

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

Telstra Corporation Limited and controlled entities

Notes to the Financial Statements (continued)

19. Employee share plans (continued)

(b) Telstra Growthshare Trust (continued)

(iv) Instruments exercised during the financial year

During fiscal 2004 and fiscal 2003, there were no options, restricted shares or performance rights exercised and no fully paid shares distributed relating to these plans as a result.

In fiscal 2004, there were 32,586 deferred shares (2003: 8,925) that were exercised from the September 2002 allocation and 3,008 deferred shares (2003: nil) that were exercised from the September 2003 allocation at the exercise price of $1. The fair value at the date of the transfer of Telstra shares relating to this exercise was $170,199 (2003: $39,359), based on the closing market price at that date.

(v) Instruments which have lapsed during the financial year

The following instruments issued to participating employees have lapsed during the financial year due to cessation of employment or the relevant performance hurdle not being met:

	Instruments lapsed during year ended 30 June
Allocation	2004	2003
Options
September 1999	138,722	591,945
September 2000	537,313	650,181
March 2001	—	18,710
September 2001	613,668	4,084,750
March 2002	172,000	214,000
Restricted shares
September 1999	23,778	90,410
September 2000	110,752	128,923
March 2001	—	3,817
Performance rights
September 2001	58,545	388,086
March 2002	6,200	18,200
September 2002	123,906	211,774
September 2003	68,606	—
Deferred shares
September 2002	60,199	91,577
September 2003	34,303	—

(vi) Instruments outstanding at the end of fiscal 2004

After movements in our share plans during the financial year, the following instruments remain outstanding as at 30 June 2004:

No. of instruments
outstanding
as at 30 June 2004
Growthshare 2000
Options	1,395,000
Restricted shares	236,500
Growthshare 2001 - Sept 2000 allocation
Options	2,833,347
Restricted shares	587,208
Growthshare 2001 - March 2001 allocation
Options	150,000
Restricted shares	40,000
Growthshare 2002 - Sept 2001 allocation
Options	31,803,277
Performance rights	3,039,610
Growthshare 2002 - March 2002 allocation
Options	1,682,000
Performance rights	142,800
Growthshare 2003 - Sept 2002 allocation
Deferred shares	1,929,713
Performance rights	3,910,320
Growthshare 2003 - March 2003 allocation
Deferred shares	22,100
Performance rights	44,200
Growthshare 2004 - Sept 2003 allocation
Deferred shares	2,169,089
Performance rights	4,344,194
Growthshare 2004 - February 2004 allocation
Deferred shares	18,350
Performance rights	36,700

None of the above instruments have become vested instruments at balance date. The grant dates, performance hurdles, exercise prices and other terms relating to the above instruments have not changed from initial allocation date or from those terms disclosed at the beginning of fiscal 2004.

Telstra Corporation Limited and controlled entities

Notes to the Financial Statements (continued)

19. Employee share plans (continued)

(b) Telstra Growthshare Trust (continued)

(vii) Summary of movements

		Number of	Number of	Number of
	Number of	restricted	performance	deferred
	options	shares	rights	shares
Equity instruments outstanding as at 30 June 2001	6,748,835	1,303,758	—	—
Granted	39,102,000	—	3,704,300	—
Lapsed	(965,922)	(82,370)	(50,859)	—

Equity instruments outstanding as at 30 June 2002	44,884,913	1,221,388	3,653,441	—
Granted	—	—	4,290,200	2,145,100
Lapsed	(5,559,586)	(223,150)	(618,060)	(91,577)
Exercised	—	—	—	(8,925)

Equity instruments outstanding as at 30 June 2003	39,325,327	998,238	7,325,581	2,044,598
Granted	—	—	4,449,500	2,224,750
Lapsed	(1,461,703)	(134,530)	(257,257)	(94,502)
Exercised	—	—	—	(35,594)

Equity instruments outstanding as at 30 June 2004	37,863,624	863,708	11,517,824	4,139,252

Telstra Corporation Limited and controlled entities

Notes to the Financial Statements (continued)

19. Employee share plans (continued)

(b) Telstra Growthshare Trust (continued)

(viii) Other information relevant to our employee share plans

Options, restricted shares, and performance rights are subject to a performance hurdle. Deferred shares require a prescribed period of service to be completed. Generally, if these requirements are not achieved the instruments will have a nil value and will lapse. Under Australian Accounting Standards and USGAAP, the required methodology for valuing equity instruments differs in regard to incorporation of adjustments for the effect of non-retention of participants and the non-transferability of the instruments. Under both we have used an option pricing model that takes into account various factors including the exercise price and expected life of the instrument, the current price of the underlying share and its expected volatility, expected dividends, the risk-free interest rate for the expected life of the instrument, and the expected average volatility of Telstra’s peer group companies.

The value of the allocations per security as used in our USGAAP disclosures is as follows:

			Restricted		Performance		Deferred
Offers	Options		shares		rights		shares
Sept 1999	$1.38		$5.64		(a	)	(a	)
Sept 2000	$0.89		$2.05		(a	)	(a	)
March 2001	$0.80		$2.15		(a	)	(a	)
Sept 2001	$0.90		(a	)	$2.33		(a	)
March 2002	$0.97		(a	)	$2.51		(a	)
Sept 2002	(a	)	(a	)	$2.54		$3.77
March 2003	(a	)	(a	)	$2.15		$3.08
Sept 2003	(a	)	(a	)	$1.78		$2.49
Feb 2004	(a	)	(a	)	$1.62		$2.39

(a) There were no allocations of options, performance rights, restricted shares or deferred shares in the relevant offer periods.

For purposes of our Australian reporting requirements, we have used the following valuations, which are based on the same methodologies as those used in the USGAAP disclosures, but in all cases, exclude adjustments for the effect of non-retention of participants and nontransferability of the instruments.

			Restricted		Performance		Deferred
Offers	Options		shares		rights		shares
Sept 1999	$1.38		$5.64		(a	)	(a	)
Sept 2000	$1.59		$3.62		(a	)	(a	)
March 2001	$1.53		$3.77		(a	)	(a	)
Sept 2001	$1.13		(a	)	$2.86		(a	)
March 2002	$1.19		(a	)	$3.08		(a	)
Sept 2002	(a	)	(a	)	$2.99		$4.41
March 2003	(a	)	(a	)	$2.60		$3.60
Sept 2003	(a	)	(a	)	$3.07		$4.29
Feb 2004	(a	)	(a	)	$2.73		$2.39

(a) There were no allocations of options, performance rights, restricted shares or deferred shares in the relevant offer periods.

Shares held by the Telstra Growthshare Trust for the purposes of facilitating the operations of our share plans involving options, restricted shares, performance rights and deferred shares amount to 20,956,641 shares (2003: 21,678,535 shares). The fair value of these shares as at 30 June 2004, based on the market value of Telstra shares at balance date, amounts to $105 million (2003: $95 million).

The following weighted average assumptions were used in determining the above current year valuations:

	Growthshare deferred shares
	and performance rights
	Sept 2003	Feb 2004
Risk free rate	5.39%	5.57%
Dividend yield	4.5%	5.5%
Expected stock volatility	13.9%	14%
Expected life — performance rights	5 years	5 years
Expected life — deferred shares	3 years	3 years
Average forfeiture rate per annum- performance rights	10%	10%
Average forfeiture rate per annum- deferred shares	17%	15%
Expected rate of achievement of performance hurdles	69%	67%

Telstra Corporation Limited and controlled entities

Notes to the Financial Statements (continued)

19. Employee share plans (continued)

Telstra directshare and ownshare

(i) Nature of Telstra directshare and ownshare

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

The restriction period continues:

•	for five years from the date of allocation of the shares;

•	until the participating director is no longer a director of, or is no longer employed by, a company in the Telstra Group; or

•	until the Board of Telstra determines that an ‘event’ has occurred.

As a result, these instruments will not lapse.

At the end of the restriction period, the directshares will be transferred to the participating director. The participating director is not able to deal in the shares until this transfer has taken place. The expense associated with shares allocated under this plan is included in the disclosure for directors’ fees.

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

The restriction period continues:

•	for three years or five years depending on the elections available to the participant at the time of allocation;

•	until the participant ceases employment with the Telstra Group; or

•	until the Board of Telstra determines that an ‘event’ has occurred.

As a result, these instruments will not lapse.

At the end of the restriction period, the ownshares will be transferred to the participant. The participant is not able to deal in the shares until this transfer has taken place. The expense associated with shares allocated under this plan is included in the disclosure for employees remuneration.

(ii) Instruments outstanding at the beginning of fiscal 2004

The following directshares and ownshares had been issued at the start of fiscal 2004 but were held by the trustee for the benefit of the relevant directors or employees pending expiration of the restriction period.

Number of
instruments
outstanding
DirectShares
15 September 2000 allocation	7,585
19 March 2001 allocation	11,104
14 September 2001 allocation	14,453
14 March 2002 allocation	18,117
5 September 2002 allocation	19,713
7 March 2003 allocation	40,709
OwnShares
15 September 2000 allocation	276,725
14 September 2001 allocation	287,763
2 November 2001 allocation	88,518
5 September 2002 allocation	565,466
28 October 2002 allocation	159,600

Participants in the directshare and ownshare plans are only able to deal in these instruments at the end of the restriction period.

Telstra Corporation Limited and controlled entities

Notes to the Financial Statements (continued)

19. Employee share plans (continued)

(b) Telstra Growthshare Trust (continued)

(iii) Instruments granted during the financial year

The following directshares were granted in September of fiscal 2004 and fiscal 2003:

	DirectShare Equity Plan 2004	DirectShare Equity Plan 2003
Number of eligible participants	11	11
Number of participants in the plan	10	10
Allocation date of shares	5 September 2003	5 September 2002
Number of shares allocated	31,630	19,713
Fair value of shares allocated	$5.06 per share	$4.87 per share
Total fair value of shares allocated	$160,048	$96,002

The following directshares were granted in February of fiscal 2004 and March of fiscal 2003:

	DirectShare Equity Plan 2004	DirectShare Equity Plan 2003
Number of eligible non-executive directors	11	11
Number of participants in the plan	10	10
Allocation date of shares	20 February 2004	7 March 2003
Number of shares allocated	35,499	40,709
Fair value of shares allocated	$4.71 per share	$4.11 per share
Total fair value of shares allocated	$167,200	$167,314

The following ownshares were granted in September of fiscal 2004 and fiscal 2003:

	OwnShare Equity Plan 2004	OwnShare Equity Plan 2003
Number of eligible participants	9,868	6,788
Number of participants in the plan	369	406
Allocation date of shares	5 September 2003	5 September 2002
Number of shares allocated	397,076	574,899
Fair value of shares allocated	$5.06 per share	$4.87 per share
Total fair value of shares allocated	$2,009,205	$2,799,758

The following ownshares were granted in October of fiscal 2004 and fiscal 2003:

	OwnShare Equity Plan 2004	OwnShare Equity Plan 2003
Number of eligible employees	14,151	12,216
Number of participants in the plan	180	179
Allocation date of shares	31 October 2003	28 October 2002
Number of shares allocated	222,095	166,676
Fair value of shares allocated	$4.75 per share	$4.78 per share
Total fair value of shares allocated	$1,054,951	$796,711

On an allocation of directshares and ownshares, the participants in the plans are not required to make any payment to the Telstra Entity. Participants may be provided a portion of their remuneration in the form of directshares or ownshares as applicable. The September allocation relates to executives short term incentive payment and the October allocation relates to shares salary sacrificed by executives.

The fair value of the instruments issued is determined by the remuneration foregone by the participant. The number of directshares or ownshares allocated is based on the weighted average price of a Telstra share in the week ending on the day before allocation date, in conjunction with the remuneration foregone.

Telstra Corporation Limited and controlled entities

Notes to the Financial Statements (continued)

19. Employee share plans (continued)

(b) Telstra Growthshare Trust (continued)

(iv) Instruments exercised during the financial year

Directshares and ownshares are not required to be exercised. The fully paid shares held by the Telstra Growthshare Trust relating to these instruments are merely transferred to the participants at the completion of the restriction period.

The following fully paid shares have been distributed from the Telstra Growthshare Trust during fiscal 2004 to directors and executives under the directshare and ownshare plans respectively, due to expiration of the applicable restriction period:

	No. of
	shares
	distributed	Fair value
DirectShares	39,683	$184,526
OwnShares	357,453	$1,711,160

The following fully paid shares relating to the same plans were distributed during fiscal 2003:

	No. of
	shares
	distributed	Fair value
DirectShares	—	—
OwnShares	101,146	$460,843

The fair value of ownshares and directshares distributed is determined through reference to the closing market price of a Telstra share on the date of transfer.

(v) Instruments outstanding at the end of fiscal 2004

No. of instruments
outstanding
as at 30 June 2004
DirectShares
15 September 2000 allocation	4,364
19 March 2001 allocation	7,439
14 September 2001 allocation	9,463
14 March 2002 allocation	13,854
5 September 2002 allocation	14,785
7 March 2003 allocation	33,572
September 2003 allocation	26,096
March 2004 allocation	29,554

No. of instruments
outstanding
as at 30 June 2004
OwnShares
15 September 2000 allocation	59,247
14 September 2001 allocation	250,775
2 November 2001 allocation	79,691
5 September 2002 allocation	514,487
28 October 2002 allocation	146,945
5 September 2003 allocation	374,974
31 October 2003 allocation	213,671

The grant dates, restriction period and other terms relating to the above instruments have not changed from initial allocation.

(vi) Other information relevant to our employee share plans

Shares held by the Telstra Growthshare Trust for the purposes of facilitating the operations of directshare and ownshare plans amount to 1,778,917 shares (2003: 1,489,753 shares). The fair value of these shares as at 30 June 2004 based on the market value of Telstra shares at balance date amounts to $9 million (2003: $7 million).

Holdings by individual directors and specified executives

Our directors and executives hold the following instruments for each share plan:

	Holding at the beginning
	and the end of fiscal 2004
		Restricted
	Options	shares
Zygmunt Switkowski	3,456,000	146,000
Bruce Akhurst	1,542,000	60,000
Douglas Campbell	1,597,000	68,000
David Moffatt	1,630,000	40,000
Ted Pretty	1,722,000	21,000
Michael Rocca	640,000	22,000
Bill Scales	465,000	5,000
John Stanhope	616,000	25,000
David Thodey	1,068,000	—

There have been no options or restricted shares that were issued, exercised or lapsed during the year.

Telstra Corporation Limited and controlled entities

Notes to the Financial Statements (continued)

19. Employee share plans (continued)

(b) Telstra Growthshare Trust (continued)

Holdings by individual directors and specified executives (continued)

The following table shows the balance and changes in instruments issued from the Telstra Growthshare Trust for all directors and specified executives throughout fiscal 2004.

	Total held		Exercised		Total held
	as at 30		during	Other	as at 30	Vested and
Instrument type	June 2003	Allocation	the year	changes	June 2004	exercisable (a)
/director/specified executive	Number	Number	Number	Number	Number	Number
Direct Shares
Donald G McGauchie	9,479	6,149	—	—	15,628	—
John T Ralph	14,104	5,739	—	—	19,843	—
Robert C Mansfield (b)	28,204	11,479	—	(39,683)	—	39,683
Sam H Chisholm	—	—	—	—	—	—
Anthony J Clark	8,609	3,894	—	—	12,503	—
John E Fletcher	8,850	7,210	—	—	16,060	—
Belinda J Hutchinson	5,380	2,857	—	—	8,237	—
Catherine B Livingstone	7,147	3,894	—	—	11,041	—
Charles Macek	5,568	3,894	—	—	9,462	—
William Owens (c)	7,495	6,149	—	(13,644)	—	13,644
John W Stocker	16,845	15,864	—	—	32,709	—
Deferred Shares
Zygmunt Switkowski	249,100	251,600	—	—	500,700	—
Bruce Akhurst	66,900	68,400	—	—	135,300	—
Douglas Campbell	66,900	68,400	—	—	135,300	—
David Moffatt	76,300	76,100	—	—	152,400	—
Ted Pretty	79,000	76,100	—	—	155,100	—
Michael Rocca	47,400	53,200	—	—	100,600	—
Bill Scales	38,500	45,700	—	—	84,200	—
John Stanhope	23,800	98,800	—	—	122,600	—
David Thodey	59,000	62,600	—	—	121,600	—
Performance Rights
Zygmunt Switkowski	756,200	503,200	—	—	1,259,400	—
Bruce Akhurst	251,800	136,800	—	—	388,600	—
Douglas Campbell	251,800	136,800	—	—	388,600	—
David Moffatt	294,000	152,200	—	—	446,200	—
Ted Pretty	294,000	152,200	—	—	446,200	—
Michael Rocca	144,800	106,400	—	—	251,200	—
Bill Scales	119,000	91,400	—	—	210,400	—
John Stanhope	93,600	49,400	—	—	143,000	—
David Thodey	220,000	125,200	—	—	345,200	—

(a) Generally, all instruments become exercisable when they vest.

(b) Robert Mansfield resigned as a Director and Chairman on 14 April 2004.

(c) William Owen resigned as a Director on 6 May 2004.

Telstra Corporation Limited and controlled entities

Notes to the Financial Statements (continued)

20. Expenditure commitments

	Telstra Group		Telstra Entity
	As at 30 June		As at 30 June
	2004	2003	2004	2003
	$m	$m	$m	$m
(a) Capital expenditure commitments
Total capital expenditure commitments contracted for at balance date but not recorded in the financial statements:
Within 1 year	511	366	466	434
Within 1-2 years	37	168	33	140
Within 2-3 years	7	127	4	122
Within 3-4 years	4	140	4	135
Within 4-5 years	3	—	3	—
After 5 years	3	—	3	—

	565	801	513	831

The capital expenditure commitments above include contracts for building and improving our networks and software enhancements.
Included in the amounts above are capital commitments relating to information technology services (i):
Within 1 year	100	157	93	149
Within 1-2 years	34	129	31	124
Within 2-3 years	6	127	3	122
Within 3-4 years	3	140	3	135
Within 4-5 years	3	—	3	—
After 5 years	3	—	3	—

	149	553	136	530

(i) In fiscal 2003, information technology commitments predominantly related to commitments for software assets to be developed for internal use under a 10 year contract with IBM Global Services Australia Limited (IBMGSA). During fiscal 2004 we sold our investment in IBMGSA. As part of the sale, we negotiated the termination of our original commitment obligations. (Refer note 20(d)(ii) for further details of the sale of IBMGSA).

(b) Operating lease commitments
Future lease payments for non-cancellable operating leases not recorded in the financial statements:
Within 1 year	311	298	203	184
Within 1-2 years	245	209	156	122
Within 2-3 years	182	161	111	81
Within 3-4 years	153	131	86	50
Within 4-5 years	139	113	73	34
After 5 years	373	452	155	83

	1,403	1,364	784	554

In addition, in fiscal 2004 the Telstra Group has total future commitments under cancellable operating leases of $375 million (2003: $366 million). In fiscal 2004, the Telstra Entity has total future commitments under cancellable operating leases of $330 million (2003: $322 million).

Telstra Corporation Limited and controlled entities

Notes to the Financial Statements (continued)

20. Expenditure commitments (continued)

Description of our operating leases

We have operating leases for the following major services:

•	rental of land and buildings;

•	rental of motor vehicles, caravan huts and trailers, and mechanical aids; and

•	rental of personal computers, laptops, printers and other related equipment that are used in non communications plant activities.

The average lease term is:

•	seven years for land and buildings;

•	four years for motor vehicles, five years for light commercial vehicles and seven to twelve years for trucks and mechanical aids; and

•	three years for personal computers and related equipment.

Contingent rental payments only exist for motor vehicles and are not significant compared with total rental payments made. These are based on unfair wear and tear, excess kilometres travelled, additional fittings and no financial loss to be suffered by the leasing company from changes to the original agreements. Our motor vehicles and related equipment must also remain in Australia.

We do not have any significant purchase options or non-cancellable sub-leases in our operating leases.

Operating leases related to our personal computers and associated equipment had average interest rates of 5.8% for fiscal 2004 (5.1% for fiscal 2003).

		Telstra Group		Telstra Entity
		As at 30 June		As at 30 June
		2004	2003	2004	2003
	Note	$m	$m	$m	$m
(c) Finance lease commitments
Within 1 year		7	21	6	9
Within 1-2 years		6	—	6	—
Within 2-3 years		2	—	2	—
Within 3-4 years		2	—	2	—
Within 4-5 years		1	—	1	—

Total minimum lease payments		18	21	17	9
Future finance charges on finance leases		(1)	(1)	(1)	—

Present value of net future minimum lease payments		17	20	16	9

Recorded as current interest-bearing liabilities	16	7	20	6	9
Recorded as non current interest-bearing liabilities	16	10	—	10	—

Total finance lease liabilities	16	17	20	16	9

In addition to the above finance lease commitments, we previously entered into US finance leases for communications exchange equipment with various entities. We have prepaid all lease rentals due under the terms of these leases.

These entities lease the communications exchange equipment from the ultimate lessor and then sublease the equipment to us. We have guaranteed that the lease payments will be paid by these entities to the ultimate lessor as scheduled over the lease terms (refer note 21 for further information).

The leases will expire in fiscal 2012. As part of the lease arrangements, we received guarantee fees, which have been recorded in revenue received in advance. The total received is insignificant and is being released to the statement of financial performance over the life of the leases.

Telstra Corporation Limited and controlled entities

Notes to the Financial Statements (continued)

20. Expenditure commitments (continued)

Description of our finance leases

We have finance leases for the following major services:

•	communications exchange equipment denominated in US dollars; and

•	computer mainframes, computer processing equipment and other related equipment.

The average lease term is:

•	12 years for communications exchange equipment denominated in US dollars; and

•	three years for computer mainframe and associated equipment.

Interest rates for our finance leases are:

•	US dollar communication assets between 4.3% and 5.1%; and computer mainframe, computer processing equipment and associated equipment between 7.4% and 15.0%.

Refer note 12 for further details on communication assets and equipment that are held under finance lease.

We do not have any significant contingent rentals in our finance leases.

	Telstra Group		Telstra Entity
	As at 30 June		As at 30 June
	2004	2003	2004	2003
	$m	$m	$m	$m
(d) Other commitments
Other expenditure commitments, other than commitments dealt with in (a), (b) and (c) above, which have not been recorded in the financial statements are:
Within 1 year	581	920	307	635
Within 1-2 years	256	582	36	350
Within 2-3 years	228	521	27	308
Within 3-4 years	193	515	20	313
Within 4-5 years	132	156	12	10
After 5 years	1,446	1,547	16	4

	2,836	4,241	418	1,620

The other expenditure commitments above include contracts for purchase of capacity, printing, engineering and operational support services, software maintenance license fees, naming rights and building maintenance. The above commitments also include commitments relating to our investment in FOXTEL (refer note 24) and commitments relating to information technology services (other than those disclosed as capital commitments) as follows:

FOXTEL commitments (i):
Within 1 year	195	193	—	—
Within 1-2 years	175	194	—	—
Within 2-3 years	164	174	—	—
Within 3-4 years	160	163	—	—
Within 4-5 years	107	133	—	—
After 5 years	1,274	1,352	—	—

	2,075	2,209	—	—

Commitments relating to information technology services (ii)
Within 1 year	174	399	123	338
Within 1-2 years	37	306	4	277
Within 2-3 years	27	297	1	270
Within 3-4 years	1	308	1	279
Within 4-5 years	1	—	1	—
After 5 years	1	—	1	—

	241	1,310	131	1,164

Telstra Corporation Limited and controlled entities

Notes to the Financial Statements (continued)

20. Expenditure commitments (continued)

(i) Our joint venture entity, FOXTEL, has commitments amounting to approximately $4,150 million (US$2,770 million) (2003: $4,418 million, US$2,960 million). The majority of our 50% share of these commitments relate to minimum subscriber guarantees (MSG) for pay television programming agreements. These agreements are for periods of between 1 and 16 years (2003: 1 and 17 years) and are based on current prices and costs under agreements entered into between the FOXTEL Partnership and various other parties. These minimum subscriber payments fluctuate in accordance with price escalation/ reduction formulas contained in the agreements.

Refer also to note 21 ‘FOXTEL minimum subscriber guarantees’, for further information.

(ii) In fiscal 2003, commitments for information technology (IT) services predominantly resulted from a contract with IBMGSA. Under this contract, IBMGSA provided IT services to the Telstra Entity and selected Australian controlled entities from 24 July 1997. The original contract was for a period of 10 years. During fiscal 2004, we disposed of our investment in IBMGSA and we negotiated changes to the contract for IT services. As a result, we no longer have any long term commitments with this company. The modification of the service contract resulted in the removal of $1,596 million of expenditure commitments disclosed as at 30 June 2003. Refer to note 3 for further information.

Commitments with Reach Ltd (Reach)

Under an International Services Agreement Australia (AISA) previously signed with our joint venture entity Reach, we are committed to the purchase of switched voice, international transmission and global internet access services to meet certain percentages of our annual capacity requirement (“committed services”). The committed services may also include the services for the carriage of calls or data between places outside of Australia.

In fiscal 2003, the AISA was updated to extend our commitment until 31 December 2010 in accordance with the terms of the new capacity prepayment agreement (refer note 9 for further information). Under the revised AISA, we are committed to the purchase of switched voice, international transmission and global internet access services to meet 90% of our annual capacity requirement.

Telstra Corporation Limited and controlled entities

Notes to the Financial Statements (continued)

21. Contingent liabilities and contingent assets

We have no significant contingent assets as at 30 June 2004. The details and maximum amounts (where reasonable estimates can be made) are set out below for our contingent liabilities.

Telstra Entity

Common law claims

Certain common law claims by employees and third parties are yet to be resolved. As at 30 June 2004, management believes that the resolution of these contingencies will not have a significant effect on the Telstra Entity’s financial position, results of operations or cash flows. The maximum amount of these contingent liabilities cannot be reasonably estimated.

Included in our common law claims is a litigation case made by the Seven Network Limited and C7 Pty Ltd (Seven). In November 2002, Seven commenced litigation against us and various other parties in relation to contracts and arrangements between us and those other parties. These contracts and arrangements relate to the right to broadcast the Australian Football League and the National Rugby League, the contract with FOXTEL for the provision of broadband hybrid-fibre coaxial services (the Broadband Co-operation Agreement), and other matters.

     Seven seeks unspecified damages and other relief, including that these contracts and arrangements are void. Seven also seeks orders which would, in effect, require a significant restructure of the subscription television/sports rights market in Australia. The matter is proceeding before the courts but is not expected to have any significant effect on our business, financial position, results of operations or cash flows.

Indemnities, performance guarantees and financial support

We have provided the following indemnities, performance guarantees and financial support through the Telstra Entity as follows:

•	Indemnities to financial institutions to support bank guarantees to the value of $350 million (2003: $276 million) in respect of the performance of contracts.

•	Indemnities to financial institutions in respect of the obligations of our controlled entities. The maximum amount of our contingent liabilities for this purpose was $207 million (2003: $249 million).

•	Financial support for certain controlled entities to the amount necessary to enable those entities to meet their obligations as and when they fall due. The financial support is subject to conditions including individual monetary limits totalling $36 million (2003: $7 million) and a requirement that the entity remains our controlled entity.

•	Guarantees of the performance of joint venture entities under contractual agreements to a maximum amount of $213 million (2003: $247 million).

•	Guarantees over the performance of third parties under defeasance arrangements, whereby lease payments are made on our behalf by the third parties over the remaining terms of finance leases. The lease payments over the remaining period of the leases (average 12 years) amount to $981 million (US$675 million) (2003: $1,042 million (US$698 million)).

Refer note 20 for further details on the above finance leases.

•	During fiscal 1998, we resolved to provide IBM Global Services Australia Limited (IBMGSA) with guarantees issued on a several basis up to $210 million as a shareholder of IBMGSA. We issued a guarantee of $68 million on behalf of IBMGSA during fiscal 2000. On 28 August 2003, we sold our shareholding in this entity (refer note 3 for further information). The $68 million guarantee is provided to support service contracts entered into by IBMGSA and third parties, and was made with IBMGSA bankers, or directly to IBMGSA customers. As at 30 June 2004, this guarantee has still been provided and $142 million (2003: $142 million) of the $210 million guarantee facility remains unused.

Upon sale of our shareholding in IBMGSA and under the deed of indemnity between shareholders, our liability under these performance guarantees has been indemnified for all guarantees that were in place at the time of sale. Therefore, the overall net exposure to any loss associated with a claim has effectively been offset.

•	Indemnities to Telstra Growthshare Pty Ltd for all liabilities, costs and expenses incurred by the trustee in the execution of the powers vested in it. These indemnities are currently insignificant to the Telstra Entity’s financial position, results of operations or cash flows.

Controlled entities

Indemnities provided by our controlled entities

In fiscal 2004 and fiscal 2003, our controlled entities had no significant outstanding indemnities in respect of obligations to financial institutions and corporations.

Other

On 20 January 2004, we completed the sale of our 20.4% shareholding in our associated entity PT Mitra Global Telekomunikasi Indonesia (MGTI). As a result, we were released from our contingent liabilities in relation to MGTI.

Telstra Corporation Limited and controlled entities

Notes to the Financial Statements (continued)

21. Contingent liabilities and contingent assets (continued)

Controlled entities (continued)

Other (continued)

The MGTI joint venture agreement (JVA) was renegotiated during the financial year ending 30 June 2000. As at 30 June 2003, our controlled entity Telstra Global Limited (TGL), under the JVA, was severally liable for calls against standby equity that would be made by MGTI if certain conditions were met.

These contingencies included our liability for calls against standby equity under the JVA of $25 million (US$17 million) and our several liability if the other shareholders defaulted on their share of the standby equity call of $102 million (US$68 million).

In addition, in fiscal 2003 our contingent liabilities included a limited recourse pledge over our shareholding in MGTI to support MGTI’s obligations under a previous loan agreement entered into between MGTI and various lenders. The outstanding debt under this facility at 30 June 2003 amounted to $106 million (US$71 million).

Other

FOXTEL minimum subscriber guarantees

The Telstra Entity and its partners, News Corporation Limited and Publishing and Broadcasting Limited, and Telstra Media Pty Ltd and its partner, Sky Cable Pty Ltd, have entered into agreements relating to pay television programming with various parties. Our commitments under these agreements relate mainly to minimum subscriber guarantees (MSG) (refer note 20 for details of MSG commitments).

As we are subject to joint and several liability in relation to agreements entered into by the FOXTEL partnership, we would be contingently liable if our partners in this relationship failed to meet any of their obligations. As a result, our contingent liabilities arising from the above agreements are $2,075 million (2003: $2,209 million).

FOXTEL Equity Contribution Deed (ECD)

On 9 January 2004, FOXTEL entered into a $550 million bank facility arrangement to fund its full digital conversion and launch of new digital services. As part of this arrangement, we and FOXTEL’s other ultimate shareholders, News Corporation Limited and Publishing and Broadcasting Limited, entered into an ECD. Under the ECD, FOXTEL is required to call on a maximum of $200 million in equity contributions in certain specified circumstances as necessary to avoid default of a financial covenant. These equity contributions are based on ownership interests and, as a result, our maximum contingent liability is $100 million.

We have no joint or several liability relating to our partners contributions under the ECD. The ECD expires on 30 April 2009.

Reach Ltd working capital facility

On 17 June 2004, Telstra, together with our co-shareholder PCCW Limited (PCCW), bought a loan facility previously owed to a banking syndicate by our 50% owned joint venture Reach Ltd and its controlled entity Reach Finance Ltd (Reach). As part of this arrangement, the shareholders also agreed to provide a US$50m working capital facility to Reach. Under the facility, Reach is entitled to request from Telstra, a maximum of US$25 million to assist in meeting ongoing operational requirements. Drawdowns under this facility must be repaid at the end of each interest period as agreed between the parties and the loan must be fully repaid by 31 December 2007. The applicable interest rate is LIBOR plus 2.5%. As at 30 June 2004, Reach has not made any drawdown under this facility.

We have no joint or several liability relating to PCCW’s US$25 million share of the working capital facility.

ASIC deed of cross guarantee

A list of the companies that are part of our deed of cross guarantee appear in note 23. Each of these companies (except Telstra Finance Limited) guarantees the payment in full of the debts of the other named companies in the event of their winding up. Refer to note 23 for further information.

Telstra Corporation Limited and controlled entities

Notes to the Financial Statements (continued)

22. Superannuation commitments

The employee superannuation schemes that we participate in or sponsor exist to provide benefits for our employees and their dependants after finishing employment with us. It is our policy to contribute to the schemes at rates specified in the governing rules for accumulation schemes, or at rates determined by the actuaries for defined benefit schemes.

Commonwealth Superannuation Scheme (CSS) and the Telstra Superannuation Scheme (Telstra Super)

Before 1 July 1990, eligible employees of the Telstra Entity were members of the CSS. The CSS is a defined benefit scheme for Commonwealth Public Sector employees. Under the CSS, we were responsible for funding all employer financed benefits that arose from 1 July 1975 for our employees who were CSS members. As at 30 June 2004, we have no further obligations for the CSS members as the Commonwealth have assumed responsibility for this fund during the current financial year (refer below for details). Previously, employer contributions by us, and other employers that participated in the CSS, were paid to the Commonwealth Consolidated Revenue Fund. Employee contributions to the CSS were separately managed.

On 1 July 1990, Telstra Super was established. Telstra Super has both defined benefit and accumulation divisions. A majority of our CSS members transferred to Telstra Super when it was first established. As CSS members transferred, the liability for benefits for their past service was transferred to Telstra Super and a transfer of assets was payable from the Commonwealth to Telstra Super (otherwise known as the deferred transfer value or DTV).

The benefits received by members of each defined benefit scheme take into account factors such as the employee’s length of service, final average salary, employer and employee contributions.

In June 1999, the Minister for Finance and Administration signed a document which allowed the CSS surplus (otherwise known as the residual notional fund surplus or RNFS) based on the scheme’s financial position at 30 June 1997 to be transferred to Telstra Super over a 40 year period. This amounted to $1,428 million at this date. RNFS amounts transferred to Telstra Super were taxed at the rate of 15%.

As at 30 June 2003, A Leung FIAA completed an actuarial investigation of Telstra’s obligations under the CSS and K O’Sullivan FIAA completed an actuarial investigation of Telstra Super. The next actuarial investigation of Telstra Super is due to be completed by 30 June 2007 based on the scheme’s financial position as at 30 June 2006.

The actuarial investigation of our obligations under the CSS reported that a surplus continued to exist. We restated the net scheme assets, accrued benefits and vested benefits of our notional fund in the CSS as at 30 June 2003 based on the results of this investigation.

On 17 June 2004, the Commonwealth paid Telstra Super $3,125 million in exchange for the removal of DTV or RNFS payments and obligations after 1 January 2004. This amount is equal to the value of the DTV asset of $1,890 million and RNFS asset of $1,235 million, as reported in the Telstra Super audited financial report as at 30 June 2003. The payment to Telstra Super is taxed at the rate of 15%.

As part of the settlement arrangement, the Commonwealth has assumed responsibility for past, present and future liabilities in respect of former and current Telstra employees who remain in the CSS. As a result, we have no further ongoing obligations for these CSS members.

The actuarial investigation of Telstra Super reported that a surplus continued to exist. As reported in the recommendations within the actuarial investigation, we are not expected to be required to make employer contributions to Telstra Super for the financial year ending 30 June 2005. This contribution holiday includes the contributions otherwise payable to the accumulation divisions of Telstra Super. The continuance of the holiday, is however, dependent on the performance of the fund and we will continue to closely monitor the situation in light of the current market performance.

On 31 August 2000, we agreed with the trustee of Telstra Super to make such future employer payments to Telstra Super as may be required to maintain the vested benefits index (VBI - the ratio of fund assets to members’ vested benefits) of the defined benefit divisions of Telstra Super in the range of 100-110%. On 17 June 2004, the funding deed was subsequently revised and our contributions to Telstra Super will now recommence when the VBI of the defined benefit divisions falls to 103%. Our actuary is satisfied that contributions to maintain the VBI at this rate in accordance with the revised funding deed will maintain the financial position of Telstra Super at a satisfactory level. The VBI of the defined benefit divisions was 111% as at 30 June 2004 (113% at 30 June 2003).

Other superannuation schemes

Our controlled entity, Hong Kong CSL Limited (HK CSL), participates in a superannuation scheme known as the HK CSL Retirement Scheme. The scheme has both defined benefit and accumulation divisions.

The HK CSL Retirement Scheme is established under trust and is administered by an independent trustee. The benefits received by members for the defined benefits scheme are based on the employees’ remuneration and length of service.

Before 1 December 2002, the employee liability of HK CSL formed part of a scheme in the name of Pacific Century CyberWorks (PCCW)-HKT Limited, which was HK CSL’s previous immediate parent. On 1 December 2002, HK CSL established the new HK CSL Retirement Scheme.

Telstra Corporation Limited and controlled entities

Notes to the Financial Statements (continued)

22. Superannuation commitments (continued)

Other superannuation schemes (continued)

The assets attributable to HK CSL of the previous scheme were transferred to the new HK CSL Retirement Scheme along with an additional lump sum contribution from HK CSL. This equated to the aggregate past service liability of the previous scheme and ensured that the HK CSL Retirement Scheme was fully funded. The transfers as at 1 December 2002 were based on an actuarial investigation conducted by Watson Wyatt Hong Kong Limited. Annual actuarial investigations are currently conducted for this scheme.

Financial position

The financial position of the defined benefit divisions of Telstra Super, our notional fund in the CSS, and the defined benefit divisions of the HK CSL Retirement Scheme is shown as follows:

	Net scheme assets		Accrued benefits		Net surplus (a)		Vested benefits
	As at 30 June		As at 30 June		As at 30 June		As at 30 June
	2004	2003	2004	2003	2004	2003	2004	2003
	$m	$m	$m	$m	$m	$m	$m	$m
Telstra Super (i)	4,113	4,222	2,992	2,847	1,121	1,375	3,710	3,729
CSS (ii)	—	6,630	—	4,234	—	2,396	—	4,409
HK CSL Retirement Scheme (iii)	76	67	68	67	8	—	67	66

	4,189	10,919	3,060	7,148	1,129	3,771	3,777	8,204
Less 85% residual notional fund surplus (i)	—	(1,050)	—	—	—	(1,050)	—	—

Total	4,189	9,869	3,060	7,148	1,129	2,721	3,777	8,204

(a) Net surplus is the excess of net scheme assets over accrued benefits.

(i) Amounts for the defined benefit divisions of Telstra Super have been taken from the audited financial report of the scheme as at 30 June 2004 and 30 June 2003. The scheme assets are stated at net market values.

As at 30 June 2003, Telstra Super net scheme assets included the carrying value of the RNFS of $1,235 million. The RNFS balance represented the CSS surplus position recognised as a receivable by Telstra Super. This balance was based on an approximation of the value of the RNFS carried forward from an actuarial investigation conducted as at 30 June 1997. In fiscal 2004, the RNFS balance was settled by the Commonwealth and replaced with cash and investments in the net scheme assets of Telstra Super.

As at 30 June 2003, the adjustment in the table represented 85% of the RNFS which should be reduced from net scheme assets and net surplus to eliminate the recognition of the CSS surplus by Telstra Super. Any amounts transferred from the CSS to Telstra Super are taxed at the rate of 15%.

(ii) As at 30 June 2004, the net scheme assets, accrued benefits and vested benefits of our notional fund in the CSS is $nil. Subsequent to the Commonwealth settling our obligations in the CSS, we have no further responsibility for our former and current employees who are members of the CSS.

As at 30 June 2003, the CSS amounts show our share of the benefit liability in respect to past service of our former and current employees who are members of the CSS. The CSS amounts for 30 June 2003 are based on notional amounts determined in the actuarial valuation as at 30 June 2003, subject to the following:

•	DTV of $1,890 million were excluded from the CSS net scheme assets, accrued benefits and vested benefits as Telstra Super were responsible for CSS members that transferred to Telstra Super. Amounts for the DTV have been recognised by Telstra Super. The actuarial investigation conducted during the financial year resulted in the DTV relating to the CSS position being updated to the amount recognised in the financial statements of Telstra Super as at 30 June 2003; and

•	the net surplus of $2,396 million excludes $502 million relating to the present value of future service liabilities. By including the $502 million, the surplus of notional assets over total liabilities for the CSS was $1,894 million.

Telstra Corporation Limited and controlled entities

Notes to the Financial Statements (continued)

22. Superannuation commitments (continued)

Financial position (continued)

(iii) Amounts for the defined benefit divisions of the HK CSL Retirement Scheme have been taken from the actuarial valuation of the scheme as at 30 June 2004 and 30 June 2003. The scheme assets are stated at net market values.

Investment types and estimated returns on those asset groups held by our significant superannuation schemes

	Telstra Super/CSS (i)(ii)
	Estimated returns
	As at 30 June
	2004	2003
	%	%
Australian shares	8.6	9.3
International shares	7.7	8.7
Listed property	6.2	6.2
Direct property	6.2	7.5
Australian fixed interest	4.7	4.8
International fixed interest	4.7	4.6
Cash	3.7	4.3

(i) Our estimates are based on expected 10 year after tax returns.

(ii) Until now, our actuaries calculate the financial position of our notional fund in the CSS as part of their actuarial investigation every three years. In fiscal 2003, the assets of this scheme were accumulated at the same rate of return as that earned by Telstra Super. As a result, the expected after tax returns of the CSS were identical to those returns expected to be generated by Telstra Super. As at 30 June 2004, we no longer have any involvement in the CSS as previously described.

The estimated period over which the benefits of our members will be returned is 13 years (2003: 13 years) for Telstra Super and 12 years in fiscal 2003 for the CSS.

Employer contributions

Employer contributions made to:

•	the defined benefits divisions of Telstra Super were $nil for the past three fiscal years;

•	the CSS were $nil for the past three fiscal years through to the date of settlement;

•	the defined benefit divisions of the HK CSL scheme for fiscal 2004 were $4 million (2003: $8 million; 2002: $7 million); and

•	the accumulation divisions of Telstra Super for fiscal 2004 were $3 million (2003: $4 million; 2002: $6 million), including voluntary salary sacrifice contributions made at the discretion of the employee of $1 million (2003: $1 million; 2002: $1 million).

These employer contributions are reflected in our statement of financial performance. In addition, no asset has been recorded in our statement of financial position for any surplus of the superannuation schemes.

Telstra Corporation Limited and controlled entities

Notes to the Financial Statements (continued)

23. Investments in controlled entities

Below is a list of our investments in controlled entities.

	Country of	Telstra Entity’s recorded		% of equity held by
Name of entity	incorporation	amount of investment (a)		immediate parent
		As at 30 June		As at 30 June
		2004	2003	2004	2003
		$m	$m	%	%
Parent entity
Telstra Corporation Limited (1)	Australia
Controlled entities
Telecommunications Equipment Finance Pty Ltd * (9)	Australia	—	—	—	—
Telstra Finance Limited (1) (8)	Australia	—	—	100.0	100.0
Telstra Corporate Services Pty Ltd (1)	Australia	6	6	100.0	100.0
Transport Communications Australia Pty Ltd *	Australia	4	4	100.0	100.0
Telstra ESOP Trustee Pty Ltd * (8)	Australia	—	—	100.0	100.0
Telstra Growthshare Pty Ltd * (8)	Australia	—	—	100.0	100.0
On Australia Pty Ltd * (3) (6) (12)	Australia	—	11	100.0	100.0
Telstra Media Pty Ltd * (3)	Australia	381	381	100.0	100.0
Telstra Multimedia Pty Ltd (1)	Australia	2,678	2,678	100.0	100.0
Telstra International Limited (1)	Australia	84	84	100.0	100.0
Telstra New Wave Pty Ltd (1)	Australia	1	1	100.0	100.0
Hypertokens Pty Ltd * (8) (16)	Australia	—	—	100.0	100.0
Customer Contact Technologies Pty Ltd * (8) (16)	Australia	—	—	100.0	100.0
Data & Text Mining Technologies Pty Ltd * (8) (16)	Australia	—	—	100.0	100.0
Lyrebird Technologies Pty Ltd * (8) (16)	Australia	—	—	100.0	100.0
Telstra OnAir Holdings Pty Ltd *	Australia	302	302	100.0	100.0
• Telstra OnAir Infrastructure Holdings Pty Ltd *	Australia	—	—	100.0	100.0
• Telstra 3G Spectrum Holdings Pty Ltd *	Australia	—	—	100.0	100.0
Telstra Holdings Pty Ltd (1)	Australia	7,177	7,293	100.0	100.0
• Beijing Australia Telecommunications Technical Consulting Services Company Limited (7) (11)	China	—	—	100.0	100.0
• Telstra Holdings (Bermuda) No. 2 Limited (11)	Bermuda	—	—	100.0	100.0
• Telstra CSL Limited (11)	Bermuda	—	—	100.0	100.0
• Bestclass Holdings Ltd (11)	British Virgin Islands	—	—	100.0	100.0
• Hong Kong CSL Limited (11)	Hong Kong	—	—	100.0	100.0
• Integrated Business Systems Limited (11)	Hong Kong	—	—	100.0	100.0
• One2Free Personalcom Limited (11)	Hong Kong	—	—	100.0	100.0
• CSL Limited (11)	Hong Kong	—	—	100.0	100.0
• Telstra Holdings (Bermuda) No 1 Limited (11)	Bermuda	—	—	100.0	100.0
• Telstra International HK Limited (11)	Hong Kong	—	—	100.0	100.0
• Telstra IDC Holdings Limited (6) (11)	Bermuda	—	—	100.0	100.0
• Telstra Japan Retail K.K. (11)	Japan	—	—	100.0	100.0
• Telstra Singapore Pte Ltd (11)	Singapore	—	—	100.0	100.0
• Telstra Global Limited (11)	United Kingdom	—	—	100.0	100.0
• Telstra Europe Limited (11)	United Kingdom	—	—	100.0	100.0
• Cable Telecom (GB) Limited (11) (15)	United Kingdom	—	—	100.0	—
• Cable Telecom Europe Limited (11)(15)	United Kingdom	—	—	100.0	—
• Cable Telecommunication Limited (11)(15)	United Kingdom	—	—	100.0	—
• PT Telstra Nusantara (11)	Indonesia	—	—	100.0	100.0

(continued over page)

Telstra Corporation Limited and controlled entities

Notes to the Financial Statements (continued)

23. Investments in controlled entities (continued)

	Country of	Telstra Entity’s recorded		% of equity held by
Name of entity	incorporation	amount of investment (a)		immediate parent
		As at 30 June		As at 30 June
		2004	2003	2004	2003
		$m	$m	%	%
Controlled entities (continued)
• Telstra Inc. (11)	United States	—	—	100.0	100.0
• Telstra India (Private) Limited (11)	India	—	—	100.0	100.0
• Telstra Limited (11) (16)	New Zealand	—	—	100.0	100.0
• Telstra New Zealand Holdings Limited (formerly NDC New Zealand Limited) (5) (11)	New Zealand	—	—	100.0	100.0
• TelstraClear Limited (11)	New Zealand	—	—	100.0	100.0
• TelstraSaturn Holdings Limited (11)	New Zealand	—	—	100.0	100.0
• CLEAR Communications Limited (11)	New Zealand	—	—	100.0	100.0
Telstra Communications Limited (1)	Australia	29	29	100.0	100.0
• Telecom Australia (Saudi) Company Limited (6) (7) (10) (11)	Saudi Arabia	—	—	50.0	50.0
Telstra Rewards Pty Ltd *	Australia	14	14	100.0	100.0
• Telstra Visa Card Trust (6)	Australia	—	—	100.0	100.0
• Qantas Telstra Card Trust (6)	Australia	—	—	100.0	100.0
• Telstra Visa Business Card Trust (6)	Australia	—	—	100.0	100.0
Telstra Media Holdings Pty Ltd (1)	Australia	29	29	100.0	100.0
• Telstra Enterprise Services Pty Ltd (1)	Australia	—	—	100.0	100.0
• Telstra Pay TV Pty Ltd (1)	Australia	—	—	100.0	100.0
Telstra Services Solutions Holdings Limited (formerly Telstra CB Holdings Ltd) (1) (5)	Australia	898	898	100.0	100.0
• Telstra CB.net Limited (1)	Australia	—	—	100.0	100.0
• Telstra CB.Com Limited (1)	Australia	—	—	100.0	100.0
• Telstra CB.fs Limited (1)	Australia	—	—	100.0	100.0
• Telstra eBusiness Services Pty Ltd (formerly InsNet Pty Ltd) (1) (5)	Australia	—	—	100.0	100.0
• Australasian Insurance Systems Pty Ltd (1)	Australia	—	—	100.0	100.0
• TRC Computer Systems Pty Ltd (1)	Australia	—	—	100.0	100.0
• DBA Limited (1)	Australia	—	—	100.0	100.0
• Brokerlink Pty Ltd (1)	Australia	—	—	81.3	81.3
• DBA Computer Systems Pty Ltd (1)	Australia	—	—	100.0	100.0
• Brokerlink Pty Ltd (1)	Australia	—	—	18.7	18.7
• Unilink Group Pty Ltd * (3)	Australia	—	—	100.0	100.0
Network Design and Construction Limited (1)	Australia	177	177	100.0	100.0
• NDC Global Holdings Pty Ltd (1)	Australia	—	—	100.0	100.0
• NDC Telecommunications India Private Limited (11)	India	—	—	98.0	96.0
• PT NDC Indonesia (11)	Indonesia	—	—	95.0	95.0
• NDC Global Philippines, Inc (6) (7) (11)	Philippines	—	—	100.0	100.0
• NDC Global Services (Thailand) Limited (6) (11)	Thailand	—	—	49.0	49.0
• NDC Global Holdings (Thailand) Limited (6) (11)	Thailand	—	—	49.0	49.0
• NDC Global Services (Thailand) Limited (6) (11)	Thailand	—	—	51.0	51.0
• NDC Global Services Malaysia Sdn. Bhd (6) (11)	Malaysia	—	—	100.0	100.0
• NDC Global Services Pty Ltd (1)	Australia	—	—	100.0	100.0
• NDC Telecommunications India Private Limited (11).	India	—	—	2.0	—
(continued over page)

Telstra Corporation Limited and controlled entities

Notes to the Financial Statements (continued)

23. Investments in controlled entities (continued)

	Country of	Telstra Entity’s recorded		% of equity held by
Name of entity	incorporation	amount of investment (a)		immediate parent
		As at 30 June		As at 30 June
		2004	2003	2004	2003
		$m	$m	%	%
Controlled entities (continued)
Sensis Pty Ltd (1)	Australia	757	121	100.0	100.0
• CitySearch Australia Pty Ltd *	Australia	—	—	100.0	100.0
• CitySearch Canberra Pty Ltd *	Australia	—	—	100.0	100.0
• Trading Post Group Pty Ltd (1) (2) (14)	Australia	—	—	33.0	—
• Trading Post (Australia) Holdings Pty Ltd (1) (14)	Australia	—	—	100.0	—
• Trading Post Group Pty Ltd (1) (2) (14)	Australia	—	—	67.0	—
• The Melbourne Trading Post Pty Ltd (1) (2) (14)	Australia	—	—	100.0	—
• The National Trading Post Pty Ltd * (1) (2) (14)	Australia	—	—	100.0	—
• Australian Retirement Publications Pty Ltd * (1) (2) (14)	Australia	—	—	100.0	—
• Collectormania Australia Pty Ltd * (1) (2) (14)	Australia	—	—	100.0	—
• The Personal Trading Post Pty Ltd (1) (2) (14)	Australia	—	—	100.0	—
• Auto Trader Australia Pty Ltd (1) (2) (14)	Australia	—	—	100.0	—
• WA Auto Trader Pty Ltd (1) (2) (14)	Australia	—	—	100.0	—
• Sydney Buy & Sell Pty Ltd * (2) (14)	Australia	—	—	100.0	—
• Sydney Auto Trader Pty Ltd * (2) (14)	Australia	—	—	100.0	—
• Ad Mag SA & NSW Pty Ltd * (2) (14)	Australia	—	—	100.0	—
• Ad Mag AGI Pty Ltd * (2) (14)	Australia	—	—	100.0	—
• Trading Post (AW) Pty Ltd * (2) (14)	Australia	—	—	100.0	—
• Warranty Direct (Australia) Pty Ltd * (2) (14)	Australia	—	—	100.0	—
• Just Listed Pty Ltd * (1) (2) (14)	Australia	—	—	100.0	—
• Trading Post (TCA) Pty Ltd (1) (2) (14)	Australia	—	—	100.0	—
• Research Resources Pty Ltd * (2) (14)	Australia	—	—	100.0	—
• Queensland Trading Post Pty Ltd * (2) (14)	Australia	—	—	100.0	—
• Trading Post Marketing (Qld) Pty Ltd* (2) (14)	Australia	—	—	100.0	—
• Trading Post on the Net Pty Ltd * (2) (14)	Australia	—	—	100.0	—
• Trading Post Australia Pty Ltd (1) (2) (14)	Australia	—	—	100.0	—
• Appraised Staff Agency Pty Ltd * (2) (14)	Australia	—	—	100.0	—
• Tradernet Pty Ltd * (2) (14)	Australia	—	—	100.0	—
• Trading Post Classifieds Pty Ltd * (2) (14)	Australia	—	—	100.0	—
• Trading Post On Line Pty Ltd * (2) (14)	Australia	—	—	100.0	—
• Telstra Retail Pty Ltd * (6)	Australia	—	—	—	100.0
• Sensis Holdings Pty Ltd *	Australia	—	—	100.0	100.0
• Invizage Pty Ltd * (13)	Australia	—	—	75.0	—
• Pacific Access Enterprises Pty Ltd * (6)	Australia	—	—	—	100.0
• WorldCorp Holdings (S) Pte Ltd (6) (11)	Singapore	—	—	—	100.0
• WorldCorp Publishing Pte Ltd (6) (11)	Singapore	—	—	—	100.0

Total investment in consolidated entities		12,537	12,028

(a) The amounts recorded are before any provision for reduction in value.

* These entities are Australian small proprietary limited companies, which are not required to prepare and lodge individual audited financial reports with the Australian Securities and Investment Commission.

Telstra Corporation Limited and controlled entities

Notes to the Financial Statements (continued)

23. Investments in controlled entities (continued)

ASIC deed of cross guarantee

(1) The following companies have entered into a deed of cross guarantee dated 4 June 1996 (or have been subsequently added to this deed by an assumption deed):

•	Telstra Corporation Limited;

•	Telstra Holdings Pty Ltd;

•	Telstra International Limited;

•	Telstra Communications Limited;

•	Telstra New Wave Pty Ltd;

•	Telstra Multimedia Pty Ltd;

•	Telstra Media Holdings Pty Ltd;

•	Network Design and Construction Limited;

•	Sensis Pty Ltd;

•	Telstra Services Solutions Holdings Ltd (formerly Telstra CB Holdings Limited);

•	Telstra CB.net Limited;

•	Telstra CB.Com Limited;

•	Telstra CB.fs Limited;

•	Telstra eBusiness Services Pty Ltd (formerly InsNet Pty Ltd);

•	Australasian Insurance Systems Pty Ltd;

•	TRC Computer Systems Pty Ltd;

•	DBA Limited;

•	Brokerlink Pty Ltd;

•	DBA Computer Systems Pty Ltd;

•	Telstra Enterprise Services Pty Ltd;

•	Telstra Pay TV Pty Ltd;

•	NDC Global Holdings Pty Ltd;

•	NDC Global Services Pty Ltd;

•	Telstra Corporate Services Pty Ltd;

•	Trading Post (Australia) Holdings Ltd #;

•	Trading Post Group Pty Ltd #;

•	The Melbourne Trading Post Pty Ltd #;

•	Collectormania Australia Pty Ltd #;

•	The Personal Trading Post Pty Ltd #;

•	Auto Trader Australia Pty Ltd #;

•	WA Auto Trader Pty Ltd #;

•	The National Trading Post Pty Ltd #;

•	Australian Retirement Publications Pty Ltd #;

•	Just Listed Pty Ltd #;

•	Trading Post (TCA) Pty Ltd #; and

•	Trading Post Australia Pty Ltd #.

Telstra Finance Limited is trustee to the deed of cross guarantee.

# These entities were added to the deed of cross guarantee during fiscal 2004 by an assumption deed dated 11 June 2004.

The deed of cross guarantee was formed under ASIC Class Order 98/ 1418, including those subsequent amendments made. This class order was dated 13 August 1998 and has been subsequently amended by class orders 98/2017, 00/321, 01/1087, 02/248 and 02/1017. Under this class order and the deed of cross guarantee, the companies listed above, except for Telstra Finance Limited:

•	form a closed group and extended closed group as defined in the class order;

•	do not have to prepare and lodge audited financial reports under the Corporations Act 2001. This does not apply to Telstra Corporation Limited; and

•	guarantee the payment in full of the debts of the other named companies in the event of their winding up.

The consolidated assets and liabilities of the closed group and extended closed group at 30 June 2004 and 30 June 2003 are presented according to ASIC class order 98/1418 (as amended) as follows. This excludes Telstra Finance Limited. All significant transactions between members of the closed group have been eliminated.

Telstra Corporation Limited and controlled entities

Notes to the Financial Statements (continued)

23. Investments in controlled entities (continued)

ASIC deed of cross guarantee (continued)

Closed Group Statement of Financial Position	Closed Group
	As at 30 June
	2004	2003
	$m	$m
Current assets
Cash assets	604	1,187
Receivables	3,556	3,509
Inventories	200	238
Other assets	697	783

Total current assets	5,057	5,717

Non current assets
Receivables	1,760	1,848
Inventories	10	14
Investments - accounted for using the equity method	41	59
Investments - other	2,596	2,632
Property, plant and equipment	21,567	21,766
Intangibles - goodwill	248	81
Intangibles - other	617	189
Other assets	2,324	2,519

Total non current assets	29,163	29,108

Total assets	34,220	34,825

Current liabilities
Payables	1,999	2,194
Interest-bearing liabilities	3,753	1,650
Income tax payable	509	614
Provisions	350	348
Revenue received in advance	1,075	1,180

Total current liabilities	7,686	5,986

Non current liabilities
Payables	47	48
Interest-bearing liabilities	9,014	11,231
Provision for deferred income tax	1,748	1,753
Provisions	758	790
Revenue received in advance	408	433

Total non current liabilities	11,975	14,255

Total liabilities	19,661	20,241

Net assets	14,559	14,584

Shareholders’ equity
Contributed equity	6,073	6,433
Reserves	41	39
Retained profits	8,445	8,112

Shareholders’ equity available to the closed group	14,559	14,584

Telstra Corporation Limited and controlled entities

Notes to the Financial Statements (continued)

23. Investments in controlled entities (continued)

ASIC deed of cross guarantee (continued)

(1) (continued)

The consolidated net profit of the Closed Group and Extended Closed Group for the fiscal years ended 30 June 2004 and 30 June 2003 is presented according to ASIC class order 98/1418 (as amended) as follows.

This excludes Telstra Finance Limited. All significant transactions between members of the Closed Group have been eliminated.

Closed group statement of financial performance and retained profits reconciliation

	Closed Group Year ended 30 June
		2004	2003
	Note	$m	$m
Ordinary activities
Profit before income tax expense		5,867	3,949
Income tax expense		1,700	1,502

Net profit available to the closed group		4,167	2,447
Retained profits at the beginning of the financial year available to the closed group		8,112	7,623
Share buy-back	18	(649)	—
Transfer out of closed group		1	—
Transfers to retained profits (4)		—	(22)
Effect on retained profits from additions of new entities to the closed group		—	(6)

Total available for distribution		11,631	10,042
Dividends paid	7	3,186	1,930

Retained profits at the end of the financial year available to the closed group		8,445	8,112

(2) On similar terms to the deed of cross guarantee formed by certain companies of the Telstra Group in (1), the following wholly owned companies of Trading Post Group Pty Ltd have also entered into a deed of cross guarantee dated 11 December 2001:

•	The Melbourne Trading Post Pty Ltd;

•	The National Trading Post Pty Ltd;

•	Australian Retirement Publications Pty Ltd;

•	Collectormania Australia Pty Ltd;

•	The Personal Trading Post Pty Ltd;

•	Auto Trader Australia Pty Ltd;

•	WA Auto Trader Pty Ltd;

•	Sydney Buy & Sell Pty Ltd;

•	Sydney Auto Trader Pty Ltd;

•	Ad Mag SA & NSW Pty Ltd;

•	Ad Mag AGI Pty Ltd;

•	Trading Post (AW) Pty Ltd;

•	Warranty Direct (Australia) Pty Ltd;

•	Just Listed Pty Ltd;

•	Trading Post (TCA) Pty Ltd;

•	Research Resources Pty Ltd;

•	Queensland Trading Post Pty Ltd;

•	Trading Post Marketing (Qld) Pty Ltd;

•	Trading Post on the Net Pty Ltd;

•	Trading Post Australia Pty Ltd;

•	Appraised Staff Agency Pty Ltd;

•	Tradernet Pty Ltd;

•	Trading Post Classifieds Pty Ltd; and

•	Trading Post On Line Pty Ltd.

The Trading Post Group Pty Ltd and its controlled entities are no longer required to prepare and lodge audited financial reports under the Corporations Act 2001 due to the inclusion of various companies in the group in our deed of cross guarantee via an assumption deed dated 11 June 2004.

(3) The following companies ceased to be party to the deed of cross guarantee due to a revocation deed dated 24 October 2003:

•	On Australia Pty Ltd;

•	Telstra Media Pty Ltd; and

•	Unilink Group Pty Ltd.

Telstra Corporation Limited and controlled entities

Notes to the Financial Statements (continued)

23. Investments in controlled entities (continued)

ASIC deed of cross guarantee (continued)

(4) During fiscal 2003, we sold our remaining shareholding in Solution 6 Holdings Limited (Solution 6). As a result, the foreign currency translation and general reserves arising from equity accounting our investment in Solution 6 were transferred out of reserves and into retained profits.

Change of company names

(5) The following entities changed names during fiscal 2004:

•	NDC New Zealand Limited changed its name to Telstra New Zealand Holdings Limited on 1 July 2003;

•	InsNet Pty Ltd changed its name to Telstra eBusiness Services Pty Ltd on 28 November 2003; and

•	Telstra CB Holdings Limited changed its name to Telstra Services Solutions Holdings Limited on 6 April 2004.

Liquidations

(6) As at 30 June 2004, the following companies were in voluntary liquidation:

•	On Australia Pty Ltd;

•	Telstra IDC Holdings Limited;

•	Telecom Australia (Saudi) Company Limited;

•	NDC Global Philippines, Inc;

•	NDC Global Services (Thailand) Limited;

•	NDC Global Holdings (Thailand) Limited; and

•	NDC Global Services Malaysia Sdn. Bhd.

The following companies were liquidated during fiscal 2004:

•	Worldcorp Holdings (S) Pte Ltd on 17 October 2003; and

•	Worldcorp Publishing Pte Ltd on 17 October 2003.

The following companies were deregistered during fiscal 2004:

•	Pacific Access Enterprises Pty Ltd; and

•	Telstra Retail Pty Ltd.

During fiscal 2002, we entered into arrangements to transfer responsibility for the operation and funding of the Telstra Visa Card, Qantas Telstra Visa Card and the Telstra Visa Business Card loyalty programs and related trusts from Telstra. Telstra’s involvement with these trusts will be dissolved during fiscal 2005.

Controlled entities with different balance dates

(7) The following companies have different balance dates to our balance date of 30 June for fiscal 2004:

•	Telecom Australia (Saudi) Company Limited - 31 December;

•	Beijing Australia Telecommunications Technical Consulting Services Company Limited - 31 December; and

•	NDC Global Philippines, Inc - 31 December.

Financial reports prepared as at 30 June are used for consolidation purposes.

Rounded investments

(8) The cost of the Telstra Entity’s investments in controlled entities, which are not shown when rounded to the nearest million dollars is as follows:

	As at 30 June
	2004	2003
	$	$
Telstra Finance Limited	5	5
Telstra ESOP Trustee Pty Ltd	2	2
Telstra Growthshare Pty Ltd	1	1
Hypertokens Pty Ltd (16)	40,002	*
Customer Contact Technologies Pty Ltd (16)	2	*
Data & Text Mining Technologies Pty Ltd (16)	2	*
Lyrebird Technologies Pty Ltd (16)	2	*

* These entities were not directly owned by the Telstra Entity as at 30 June 2003.

Controlled entities in which we have no equity ownership

(9) We do not have an equity investment in Telecommunications Equipment Finance Pty Ltd. We have effective control over this entity through economic dependency and have consolidated it into our group financial report. This company does not have significant assets or liabilities.

Controlled entities in which our equity ownership is less than or equal to 50%

(10) We own 50% of the issued capital of Telecom Australia (Saudi) Company Limited. We can exercise control over the Board of Directors of this entity in perpetuity, and therefore we have consolidated the financial results, position and cash flows of this entity into our group financial report.

Telstra Corporation Limited and controlled entities

Notes to the Financial Statements (continued)

23. Investments in controlled entities (continued)

Controlled entities not individually audited by the Australian National Audit Office

(11) Companies not audited by the Australian National Audit Office, our Australian statutory auditor.

Dividends and distributions received by the Telstra Entity

(12) The Telstra Entity received a distribution of $153 million from On Australia Pty Ltd during fiscal 2004, of which $142 million was classified as dividend revenue and $11 million as a return of capital.

There were no significant dividends received by the Telstra Entity during fiscal 2003 from our controlled entities.

New incorporations and investments

(13) On 31 March 2004, we acquired a 75% controlling interest in Invizage Pty Ltd. The amount initially invested was not significant.

(14) On 5 March 2004, we purchased 100% of the share capital of Trading Post (Australia) Holdings Pty Ltd and its controlled entities (Trading Post Group) for total consideration of $638 million. This included payments for shares (including associated acquisition costs) of $448 million and the repayment of Trading Post Group loans of $190 million. We recorded goodwill of $179 million as a result of this purchase.

Our investment in Trading Post (Australia) Holdings Pty Ltd includes its controlled entities as listed below:

•	Trading Post Group Pty Ltd;

•	The Melbourne Trading Post Pty Ltd;

•	The National Trading Post Pty Ltd;

•	Australian Retirement Publications Pty Ltd;

•	Collectormania Australia Pty Ltd;

•	The Personal Trading Post Pty Ltd;

•	Auto Trader Australia Pty Ltd;

•	WA Auto Trader Pty Ltd;

•	Sydney Buy & Sell Pty Ltd;

•	Sydney Auto Trader Pty Ltd;

•	Ad Mag SA & NSW Pty Ltd;

•	Ad Mag AGI Pty Ltd;

•	Trading Post (AW) Pty Ltd;

•	Warranty Direct (Australia) Pty Ltd;

•	Just Listed Pty Ltd;

•	Trading Post (TCA) Pty Ltd;

•	Research Resources Pty Ltd;

•	Queensland Trading Post Pty Ltd;

•	Trading Post Marketing (Qld) Pty Ltd;

•	Trading Post on the Net Pty Ltd;

•	Trading Post Australia Pty Ltd;

•	Appraised Staff Agency Pty Ltd;

•	Tradernet Pty Ltd;

•	Trading Post Classifieds Pty Ltd; and

•	Trading Post On Line Pty Ltd.

Trading Post (Australia) Holdings Pty Ltd and its controlled entities are publishing and internet classified businesses in Australia. The group operates 22 print publications, 5 online sites and two automotive inserts.

(15) On 13 February 2004, Telstra Europe Limited purchased 100% of the shares in Cable Telecom (GB) Limited for $39 million. This resulted in the recognition of $23 million of goodwill on consolidation.

Our investment in Cable Telecom (GB) Limited includes its wholly controlled entities as listed below:

•	Cable Telecom Europe Limited; and

•	Cable Telecommunication Limited.

Cable Telecom (GB) Limited is a reseller of voice services to companies in the United Kingdom.

Sales and disposals

(16) The following entities were sold between entities within the Telstra Group:

•	On 13 November 2003, Telstra Enterprise Services Pty Ltd sold its investment in Telstra Limited to Telstra Holdings Pty Ltd; and

•	The following entities were sold by Telstra New Wave Pty Ltd to Telstra Corporation Limited on 30 June 2004:

•	Hypertokens Pty Ltd;

•	Customer Contact Technologies Pty Ltd;

•	Data & Text Mining Technologies Pty Ltd; and

•	Lyrebird Technologies Pty Ltd.

Telstra Corporation Limited and controlled entities

Notes to the Financial Statements (continued)

24. Investments in joint venture entities and associated entities

Our investments in joint venture entities are listed below:

Name of joint venture	Principal	Ownership		Telstra Group’s carrying		Telstra Entity’s carrying
entity	activities	interest		amount of investment (*)		amount of investment (*)
		As at 30 June		As at 30 June		As at 30 June
		2004	2003	2004	2003	2004	2003
		%	%	$m	$m	$m	$m
(i) Joint venture entities
FOXTEL Partnerships (#) (c)	Pay television	50.0	50.0	—	44	—	—
Customer Services Pty Ltd (c)	Customer service	50.0	50.0	—	—	—	—
FOXTEL Management Pty Ltd (1)	Management services	50.0	50.0	—	—	—	—
FOXTEL Cable Television Pty Ltd (c) (3)	Pay television	80.0	80.0	—	—	—	—
Reach Ltd (incorporated in Bermuda) (a) (c) (13)	International connectivity services to wholesale customers	50.0	50.0	—	—	—	—
Stellar Call Centres Pty Ltd (2)	Call centre services and solutions	50.0	50.0	11	11	3	3
Xantic B.V. (incorporated in The Netherlands) (a) (7)	Global satellite communications	35.0	35.0	29	74	29	—
TNAS Limited (incorporated in New Zealand) (b) (c)	Toll free number portability in New Zealand	33.3	33.3	—	—	—	—
1300 Australia Pty Ltd (1) (6)	Acquisition and marketing of 1300 “phone words”	50.0	—	—	—	—	—

			note 11	40	129	32	3

Unless noted above, all investments have a balance date of 30 June and are incorporated in Australia. Where there is a different balance date, financial reports prepared as at 30 June are used for equity accounting purposes. Our ownership interest in joint venture entities with different balance dates is the same as above unless otherwise noted.

(#) This includes both the FOXTEL Partnership and the FOXTEL Television Partnership.

(a) Balance date is 31 December.

(b) Balance date is 31 March.

(c) Equity accounting of these investments has been suspended and the investment is recorded at zero due to losses made by the entities and/or reductions in the equity accounted carrying amount.

(*) The Telstra Group carrying amounts are calculated using the equity method of accounting. The Telstra Entity’s carrying amounts are at cost less any provision for reduction in value.

Telstra Corporation Limited and controlled entities

Notes to the Financial Statements (continued)

24. Investments in joint venture entities and associated entities (continued)

Our investments in associated entities are listed below:

Name of associated	Principal	Ownership		Telstra Group’s carrying		Telstra Entity’s carrying
entity	activities	interest		amount of investment (*)		amount of investment (*)
		As at 30 June		As at 30 June		As at 30 June
		2004	2003	2004	2003	2004	2003
		%	%	$m	$m	$m	$m
(ii) Associated entities
IBM Global Services Australia Limited (a) (2) (8)	Information technology services	—	22.6	—	2	—	—
Australian-Japan Cable Holdings Limited (incorporated in Bermuda) (a) (c)	Network cable provider	39.9	39.9	—	—	—	—
ECard Pty Ltd (1) (2)	Smart card transaction processing	50.0	50.0	—	3	—	7
PT Mitra Global Telekomunikasi Indonesia (incorporated in Indonesia) (a) (11)	Telecommunications services	—	20.4	—	25	—	—
Telstra Super Pty Ltd (c) (1) (4)	Superannuation trustee	100.0	100.0	—	—	—	—
myinternet Limited (c) (10)	Educational portal	—	21.1	—	—	—	—
Keycorp Limited (c)	Electronic transactions solutions	47.9	47.9	—	—	—	—
Telstra Foundation Limited (5)	Charitable trustee organisation	100.0	100.0	—	—	—	—
CityLink Limited (incorporated in New Zealand) (b) (c) (1) (9)	Provider of wholesale fibre bandwidth	—	27.1	—	—	—	—

			note 11	—	30	—	7

Unless noted above, all investments have a balance date of 30 June and are incorporated in Australia. Where there is a different balance date, financial reports prepared as at 30 June are used for equity accounting purposes. Our ownership interest in associated entities with different balance dates is the same as that balance date as above unless otherwise noted.

(a) Balance date is 31 December.

(b) Balance date is 31 March.

(c) Equity accounting of these investments has been suspended and the investment is recorded at zero due to losses made by the entities and/or reductions in the equity accounted carrying amount.

(*) The Telstra Group carrying amounts are calculated using the equity method of accounting. The Telstra Entity’s carrying amounts are at cost less any provision for reduction in value.

Telstra Corporation Limited and controlled entities

Notes to the Financial Statements (continued)

24. Investments in joint venture entities and associated entities (continued)

Share of joint venture entities’ and associated entities’ net losses/ (profits)

	Year ended 30 June
	2004	2003	2002
	$m	$m	$m
Our net loss/(profit) from joint venture entities and associated entities has been contributed by the following entities:
Joint venture entities
- FOXTEL Partnerships (#)	44	47	47
- Stellar Call Centres Pty Ltd (2)	(2)	(2)	(4)
- Xantic B.V. (7)	43	24	—
- Reach Ltd (13)	—	946	(53)
- TelstraClear Limited (14)	—	—	75
- Dynergy Connect LP	—	—	12
- DataOne Corporation Pte Ltd	—	—	2

	85	1,015	79

Associated entities
- IBM Global Services Australia Limited (2) (8)	(3)	(6)	(7)
- Australian-Japan Cable Holdings Limited	—	6	12
- Solution 6 Holdings Limited (12)	—	2	(9)
- ECard Pty Ltd (1) (2)	2	10	15
- PT Mitra Global Telekomunikasi Indonesia (11)	(6)	(2)	(9)

	(7)	10	2

	78	1,025	81

(#) This includes both the FOXTEL Partnership and the FOXTEL Television Partnership.

Telstra Corporation Limited and controlled entities

Notes to the Financial Statements (continued)

24. Investments in joint venture entities and associated entities (continued)

Rounded investments

(1) The carrying amounts of our investments in joint venture entities and associated entities which are not shown when rounded to the nearest million dollars are shown below:

	Carrying amount of investment
	Telstra Group		Telstra Entity
	As at 30 June		As at 30 June
	2004	2003	2004	2003
	$	$	$	$
(i) Joint venture entities
FOXTEL Management Pty Ltd	1	1	—	—
1300 Australia Pty Ltd (6)	398,853	—	500,000	—
(ii) Associated entities ECard Pty Ltd (2)	100,001
ECard Pty Ltd (2)	100,001	**	100,001	**
Telstra Super Pty Ltd (4)	*	*	2	2
CityLink Limited (9)	—	299,403	—	—

* Equity accounted amount of investment is suspended and the investment is recorded at zero due to losses made by the entities or as a result of reducing the equity accounted amount to zero.

** Investment rounded to greater than $1 million in fiscal 2003.

Dividends received from joint venture entities and associated entities

(2) We received dividends and distributions from the following entities during fiscal 2004:

•	Stellar Call Centres Pty Ltd $1.2 million (2003: $1.2 million);

•	IBM Global Services Australia Limited $nil (2003: $4.9 million); and

•	ECard Pty Ltd $1.4 million (2003: $nil).

Associated entities and joint venture entities in which we own more than 50% equity

(3) We own 80% of the equity of FOXTEL Cable Television Pty Ltd. This entity is disclosed as a joint venture entity as the outside equity shareholders have participating rights that prevent us from dominating the decision making of the Board of Directors. Effective voting power is restricted to 50% and we have joint control.

(4) We own 100% of the equity of Telstra Super Pty Ltd, the trustee for the Telstra Superannuation Scheme (Telstra Super). We do not consolidate Telstra Super Pty Ltd, as we do not control the Board of Directors. We have equal representation with employee representatives on the Board. The entity is therefore classified as an associated entity as we have significant influence over it.

(5) We own 100% of the equity of Telstra Foundation Limited (TFL). TFL is limited by guarantee (guaranteed to $100) with Telstra Corporation Limited being the sole member. We did not contribute any equity to TFL on incorporation. TFL is the trustee of the Telstra Community Development Fund and manager of Telstra’s Kids Fund. We do not consolidate TFL as we do not control the Board of Directors. However, due to our Board representation we significantly influence this entity.

New incorporations and changes in investments

(6) On 12 May 2004, we acquired 50% of the share capital of 1300 Australia Pty Ltd. The amount invested was not significant.

(7) On 23 December 2003, ownership of our interest in Xantic B.V. was transferred to Telstra Corporation Limited from Telstra Global Limited.

Sale of investments

(8) On 28 August 2003, we sold our 22.6% shareholding in our associated entity IBM Global Services Australia Limited (IBMGSA) for $154 million (refer to note 3 for additional details).

(9) On 1 October 2003, we sold our 27.1% shareholding in CityLink Limited for $0.7 million.

(10) On 19 December 2003, we participated in a share buy-back undertaken by myinternet Limited that resulted in us disposing of our entire ownership interest in this entity for nominal consideration.

Telstra Corporation Limited and controlled entities

Notes to the Financial Statements (continued)

24. Investments in joint venture entities and associated entities (continued)

Sale of investments (continued)

(11) On 20 January 2004, we completed the sale of our 20.4% shareholding in PT Mitra Global Telekomunikasi Indonesia (MGTI). Revenue from the sale of this investment amounted to $50 million, resulting in a profit before income tax of $21 million.

(12) On 8 May 2003, we sold 1 million of our shares in Solution 6 Holdings Limited (Solution 6) for $0.5 million, reducing our ownership interest from 13.2% to 12.7%. On 19 June 2003, we sold our remaining 32 million shares for $16.7 million.

As we were the largest single shareholder and had entitlement to appoint a director to the Board of Solution 6, we had the capacity to affect substantially the financial and operating policies of the entity and up until the sale of the investment, we continued to equity account this investment.

(13) During fiscal 2003 we wrote down the carrying amount of the investment in our 50% owned joint venture, Reach Ltd. Equity accounting of the investment is suspended and the investment is recorded at zero.

The write down occurred due to the depressed conditions in the global market for international data and internet capacity resulting in high levels of excess capacity, intense price competition and lower than expected revenues. Refer note 3 for further information.

Other

(14) In fiscal 2002, we acquired a controlling interest in TelstraClear Limited (TelstraClear). Subsequent to this, TelstraClear is a controlled entity and as such, nil share of (profits)/losses was recorded for equity accounting purposes.

Telstra Corporation Limited and controlled entities

Notes to the Financial Statements (continued)

24. Investments in joint venture entities and associated entities (continued)

The movements in the consolidated equity accounted amount of our joint venture entities and associated entities are summarised as follows:

		Joint venture entities		Associated entities
		Telstra Group		Telstra Group
		Year ended/As at		Year ended/As at
		30 June		30 June
		2004	2003	2004	2003
	Note	$m	$m	$m	$m
Carrying amount of investments at beginning of year		129	1,110	30	87
Additional investments made during the year		—	49	—	—

		129	1,159	30	87
Share of profits/(losses) before income tax expense		(81)	(1)	10	(5)
Share of income tax expense		(4)	(12)	(3)	(5)

Share of net profits/(losses) after income tax expense		(85)	(13)	7	(10)
Amortisation of unrealised inter-entity profits after income tax		2	24	—	—
Write down of notional goodwill and release of deferred profit of Reach Ltd		—	(965)	—	—
Amortisation of notional goodwill		(2)	(61)	—	—

Share of net profits/(losses)		(85)	(1,015)	7	(10)
Dividends and distributions received		(1)	(1)	(1)	(5)
Share of reserves		—	—	—	3
Share of foreign currency translation reserve and movements due to exchange rate translations		(3)	(14)	(2)	(7)
Sale, transfers and reductions of investments during the year		—	—	(34)	(13)

Carrying amount of investments before reduction to recoverable amount		40	129	—	55
Reduction in value of investments to recoverable amount		—	—	—	(25)

Carrying amount of investments at end of year	11	40	129	—	30

Our share of contingent liabilities of joint venture entities and associated entities - we are not directly liable for these		2	3	—	28
Our share of capital commitments contracted for, by our joint venture entities and associated entities - we are not directly liable for these (a)		84	115	—	2
Our share of other expenditure commitments contracted for (other than the supply of inventories), by our joint venture entities and associated entities - we are not directly liable for these (a)		67	147	4	55

(a) Our share of commitments and guarantees of our joint venture entities for which we are directly liable are included within note 20 and note 21 respectively.

Telstra Corporation Limited and controlled entities

Notes to the Financial Statements (continued)

24. Investments in joint venture entities and associated entities (continued)

Other disclosures for joint venture entities

Summarised presentation of our share of all of our joint venture entities’ and associated entities’ assets, liabilities, revenue and expense items (including joint venture entities and associated entities where equity accounting has been suspended):

	Joint venture entities		Associated entities
	Telstra Group		Telstra Group
	Year ended/As at		Year ended/As at
	30 June		30 June
	2004	2003	2004	2003
	$m	$m	$m	$m
Current assets	297	461	27	105
Non current assets	526	1,190	198	308

Total assets	823	1,651	225	413

Current liabilities	595	556	38	152
Non current liabilities	1,316	1,376	221	228

Total liabilities	1,911	1,932	259	380

Net assets	(1,088)	(281)	(34)	33

Total revenues	1,383	1,721	76	438
Total expenses	2,240	1,789	116	513

Losses before income tax expense	(857)	(68)	(40)	(75)
Income tax expense/(benefit)	(36)	23	—	7

Net losses	(821)	(91)	(40)	(82)

Telstra Corporation Limited and controlled entities

Notes to the Financial Statements (continued)

24. Investments in joint venture entities and associated entities (continued)

Included in the consolidated financial report of the Telstra Group are:

	Joint venture entities		Associated entities
	Telstra Group		Telstra Group
	As at 30 June		As at 30 June
	2004	2003	2004	2003
	$m	$m	$m	$m
Amount of our recorded retained losses balance relating to equity accounting our joint venture entities and associated entities (i)	(2,630)	(2,545)	(172)	(179)
Amount of our recorded foreign currency translation reserve credit/(debit) balance relating to equity accounting our joint venture entities and associated entities	(16)	(13)	(6)	(42)
Amount of our recorded general reserve credit/(debit) balance relating to equity accounting our joint venture entities and associated entities	—	—	5	8

(i) The following items are included in this amount:

•	share of net (losses)/profits;

•	adjustment for initial unrealised inter-entity profit after income tax expense;

•	notional goodwill amortisation and writedowns;

•	deferred profits amortised; and

•	reduction in value of investments to recoverable amount.

Telstra Corporation Limited and controlled entities

Notes to the Financial Statements (continued)

25. Directors’ remuneration — salaries and other benefits

Fiscal 2004 is the first year we have been required to apply AASB 1046: “Director and Executive Disclosures by Disclosing Entities”. The new standard requires the disclosure of the remuneration relating to the directors of the Telstra Entity. These disclosures are in more detail than previously required and now include a value attributed to equity compensation.

The specified directors of the Telstra Entity for the year ended 30 June 2004 were:

Donald G McGauchie — Chairman, Non Executive Director, appointed 1998, appointed Chairman 20 July 2004

John T Ralph — Deputy Chairman, Non Executive Director, appointed 1996
Robert C Mansfield — Former Chairman, Non Executive Director, appointed 1999, resigned 14 April 2004
Zygmunt E Switkowski — Chief Executive Officer and Managing Director, appointed 1999
Samuel H Chisholm — Non Executive Director, appointed 2000
Anthony J Clark — Non Executive Director, appointed 1996
John E Fletcher — Non Executive Director, appointed 2000
Belinda J Hutchinson — Non Executive Director, appointed 2001
Catherine B Livingstone — Non Executive Director, appointed 2000
Charles Macek — Non Executive Director, appointed 2001
William A Owens — Non Executive Director, appointed 2001, resigned 6 May 2004
John W Stocker — Non Executive Director, appointed 1996

Directors’ remuneration for the year ended 30 June 2004 is as follows:

Year ended 30 June 2004	Primary benefits			Post employment		Equity compensation			Other	Total Remuner- ation
						Deferred			Other
	Salary &	Short term	Non-	Superan-	Other	remune-	Direct-	Other	Fees
Specified	fees	incentive	monetary	nuation	(a)	ration	share	equity	(c)
Directors	$	$	$	$	$	$	$	$	$	$
D McGauchie	45,871	—	5,285	8,629	30,908	—	30,000	—	50,000	170,693
J Ralph	141,852	—	4,172	—	78,896	—	28,000	—	—	252,920
R Mansfield (d)	144,200	—	139	19,800	82,180	—	56,000	—	—	302,319
Z Switkowski (b)	1,339,314	627,300	1,391	98,437	—	660,854	—	1,663,245	—	4,390,541
S Chisholm (e)	—	—	—	—	—	—	—	—	—	—
A Clark	67,450	—	5,338	8,550	47,932	—	19,000	—	—	148,270
J Fletcher	37,800	—	1,720	7,200	24,098	—	35,000	—	—	105,818
B Hutchinson	59,661	—	3,512	6,480	71,790	—	13,859	—	—	155,302
C Livingstone	67,450	—	3,607	8,550	30,004	—	19,000	—	—	128,611
C Macek	67,450	—	3,192	8,550	77,789	—	19,000	—	—	175,981
W Owens (f)	46,154	—	—	—	74,083	—	30,000	—	31,529	181,766
J Stocker	34,499	—	4,501	3,105	60,590	—	77,396	—	—	180,091

	2,051,701	627,300	32,857	169,301	578,270	660,854	327,255	1,663,245	81,529	6,192,312

Telstra Corporation Limited and controlled entities

Notes to the Financial Statements (continued)

25. Directors’ remuneration — salaries and other benefits (continued)

Directors’ remuneration for the year ended 30 June 2003 is as follows:

Year ended 30 June 2003	Primary benefits			Post employment		Equity compensation			Other	Total Remune- ation
						Deferred			Other
Specified	Salary &	Short term	Non-	Superan-	Other	remune-	Direct-	Other	fees
Directors	fees	incentive	monetary	nuation	(a)	ration	share	equity	(c)
	$	$	$	$	$	$	$	$	$	$
D McGauchie	44,761	—	3,803	5,215	46,209	—	22,000	—	50,000	171,988
J Ralph	103,067	—	2,740	3,600	69,066	—	26,667	—	—	205,140
R Mansfield	173,373	—	—	24,000	99,101	—	53,333	—	—	349,807
Z Switkowski (b)	1,343,980	750,000	8,551	10,520	—	299,920	—	1,356,276	—	3,769,247
S Chisholm (e)	—	—	—	—	—	—	—	—	—	—
A Clark	57,302	—	3,531	7,950	44,279	—	17,667	—	—	130,729
J Fletcher	44,290	—	—	11,150	66,437	—	10,600	—	—	132,477
B Hutchinson	53,506	—	4,183	7,399	—	—	15,949	—	—	81,037
C Livingstone	49,372	—	4,284	6,849	66,854	—	15,000	—	—	142,359
C Macek	57,302	—	2,746	7,950	—	—	17,667	—	—	85,665
W Owens	66,000	—	—	—	—	—	24,000	—	50,691	140,691
J Stocker	49,225	—	2,562	5,978	81,963	—	48,531	—	—	188,259

	2,042,178	750,000	32,400	90,611	473,909	299,920	251,414	1,356,276	100,691	5,397,399

(a) We have not paid any post employment benefits that are prescribed benefits during fiscal 2004 or fiscal 2003.

(b) The managing director, Zygmunt E Switkowski is also chief executive officer (CEO) of the company and is remunerated in a manner consistent with senior executives. Please refer to note 26 for details of the components of the CEO’s and specified executives’ remuneration.

(c) These items relate to fees for services in addition to the director’s Board duties.

(d) Mr Mansfield received a payout of his accumulated retirement benefits (Post employment - Other) of $396,644 after his resignation from the Board on 14 April 2004. The retirement benefits of non-executive directors are recognised in directors’ remuneration disclosures each year over the period from first accrual to full entitlement. The amount of $82,180 in the fiscal 2004 remuneration table shown as other post employment remuneration, represents the amount of retirement benefit that Mr Mansfield accrued during fiscal 2004 through to the date of his resignation.

(e) Mr Chisholm declined to receive fees for his Board duties to Telstra. Mr Chisholm received fees of $150,000 (2003: nil) from FOXTEL for services to that entity as a director.

(f) Mr Owens became eligible to recieve post employment benefits for the first time in fiscal 2004 and he therefore accrued $74,083 in benefits(Post employment-Other).This amount was paid out to him after his resignation from the Board on 6 May 2004.

Telstra Corporation Limited and controlled entities

Notes to the Financial Statements (continued)

25. Directors’ remuneration - salaries and other benefits (continued)

Salary and fees

Telstra directors are remunerated in accordance with our constitution which provides for the aggregate limit for directors’ fees to be set and varied by approval of a resolution at the annual general meeting of shareholders. Our constitution provides that the allocations of fees to directors within the pool limit shall be determined by the Board. Directors are required to take at least 20% of their fees in shares, which are purchased on market and included in equity compensation - directshare in the remuneration table.

Non monetary benefits

We provide directors with telecommunications and other services and equipment to assist them in performing their duties. From time to time we also make products and services available to directors without charge to allow directors to familiarise themselves with our products and services and recent technological developments. To the extent it is considered that this provides a personal benefit to a director, it is included in primary benefits in the remuneration table.

Superannuation

The directors may state a preference to increase the proportion of their fees taken as superannuation. Where this occurs, we may provide a greater percentage of the director’s fees as superannuation contributions, subject to normal legislative requirements, in order to meet superannuation guarantee and other statutory obligations.

Other post employment benefits

Telstra does not provide other post employment benefits to directors appointed to the Board after 30 June 2002. The directors appointed prior to this date receive post employment benefits in the form of retirement benefits. Directors become eligible for retirement benefits on leaving office as a director. Directors who have served 9 years or more are entitled to receive a maximum amount equal to their total remuneration in the preceding 3 years. Directors who have served less than 9 years, but more than 2 years, are entitled to receive a pro-rated amount based on the total years served as a director. We disclose the increment earned for the current year of service in post employment - other.

Directshare

Non- executive directors will receive a minimum of 20% of their fees by way of a scheme known as directshare. Further details regarding the allocation of shares under directshare are included in note 19.

Other equity compensation

The remuneration of directors is not linked to performance of the company apart from any movement in share price reflected in the directshare program. The items included in other equity compensation in the remuneration table relate to Zygmunt E Switkowski, the managing director and chief executive officer (CEO) of the company who is remunerated in a manner consistent with senior executives. Please refer to note 26 for explanations regarding the components of the CEO’s and specified executives’ remuneration.

Individual contracts for services

There are no individual contracts for service with our non-executive directors. In regard to the CEO, where Telstra terminates his employment prior to the expiration of his employment contract for reasons other than for misconduct, he is entitled to 6 months notice, or payment in lieu of notice, and an amount equal to 12 months pay. Both elements are calculated on fixed remuneration at the time of termination.

Telstra Corporation Limited and controlled entities

Notes to the Financial Statements (continued)

26. Executives’ remuneration - salaries and other benefits

Fiscal 2004 is the first year we have been required to apply AASB 1046:

“Director and Executive Disclosures by Disclosing Entities”. In relation to executives, the new standard requires we disclose the remuneration relating to certain specified executives. These disclosures are in more detail than previously required and now include a value attributed to equity compensation.

There were no specified executives that retired during the year ended 30 June 2004. The specified executives for the Telstra Group for the year ended 30 June 2004 were as follows:

Bruce Akhurst - Group General Counsel and Group Managing Director, Telstra Wholesale, Telstra Broadband and Media

Douglas Campbell - Group Managing Director, Telstra Country Wide

David Moffatt - Group Managing Director, Telstra Consumer and Marketing, President Telstra International

Ted Pretty - Group Managing Director, Telstra Technology, Innovation and Products

Michael Rocca - Group Managing Director, Infrastructure Services

Bill Scales - Group Managing Director, Regulatory, Corporate and Human Relations

John Stanhope- Chief Financial Officer and Group Managing Director, Finance and Administration

David Thodey - Group Managing Director, Telstra Business and Government

Specified executives’ remuneration for the year ended 30 June 2004 is as follows:

Year ended					Post			Total
30 June 2004	Primary benefits				employment	Equity compensation		remuneration
						Deferred
		Short term	Non-		Superan-	remune-	Other equity
Specified Executives	Salary & fees	incentive	monetary	Other	nuation	ration	instruments
	$	$	$	$	$	$	$	$
B Akhurst	757,632	299,700	489	—	129,368	178,454	640,027	2,005,670
D Campbell	801,559	263,800	2,132	—	85,441	178,454	709,521	2,040,907
D Moffatt	980,248	267,600	—	400,000	11,002	201,290	765,972	2,626,112
T Pretty	963,700	247,600	1,677	240,000	36,300	205,258	692,897	2,387,432
M Rocca	603,770	270,800	2,772	—	71,230	131,998	486,441	1,567,011
B Scales	479,907	234,200	1,380	—	91,968	110,129	266,482	1,184,066
J Stanhope (a)	546,820	250,000	657	—	56,120	92,854	409,182	1,355,633
D Thodey	738,731	327,600	1,724	—	67,020	160,049	433,249	1,728,373

	5,872,367	2,161,300	10,831	640,000	548,449	1,258,486	4,403,771	14,895,204

(a) Appointed Chief Financial Officer and a Group Managing Director, Finance and Administration on 1 October 2003.

Telstra Corporation Limited and controlled entities

Notes to the Financial Statements (continued)

26. Executives’ remuneration - salaries and other benefits (continued)

Specified executives’ remuneration for the year ended 30 June 2003 is as follows:

Year ended					Post			Total
30 June 2004	Primary benefits				employment	Equity compensation		remuneration
						Deferred
		Short term	Non-		Superan-	remune-	Other equity
Specified Executives	Salary & fees	incentive	monetary	Other	nuation	ration	instruments
	$	$	$	$	$	$	$	$
B Akhurst	728,797	356,000	835	—	94,703	80,549	556,752	1,817,636
D Campbell	812,980	426,000	2,123	—	10,520	80,549	580,374	1,912,546
D Moffatt	938,230	371,000	—	400,000	10,520	91,866	672,918	2,484,534
T Pretty	989,480	291,000	1,583	220,000	10,520	95,117	599,259	2,206,959
M Rocca	516,751	212,000	1,419	—	64,153	57,079	422,673	1,274,075
B Scales	426,489	209,000	—	—	10,520	46,361	212,184	904,554
D Thodey	712,980	212,000	1,806	—	10,520	71,037	357,516	1,365,859

	5,125,707	2,077,000	7,766	620,000	211,456	522,558	3,401,676	11,966,163

Total compensation

The Telstra Entity has a Nominations and Remuneration Committee, which is a committee of Board members accountable for reviewing and recommending to the Board the remuneration arrangements for the chief executive officer (CEO) and senior executives reporting to the CEO which includes the specified executives above. The committee compares both the structure of the remuneration package and the overall quantum on a periodic basis by comparison to other major corporations in Australia. Additionally, the committee seeks advice from an independent specialised remuneration consultant to ensure that payments are in line with general market practice and are competitively placed to attract and retain the necessary talent for the critical work required by these roles.

The committee has adopted a set of principles used to guide decisions related to the remuneration of the CEO and specified executives which are designed to link the level of remuneration with the financial and operational performance of the company. The arrangements must be:

•	simple and easy to communicate;

•	transparent so that all elements are visible;

•	linked to the performance of the company;

•	differentiated based on individual performance;

•	market competitive to attract and retain talent;

•	fair and equitable; and

•	aligned with the achievement of the company’s long term business objectives.

Short term incentive

The short term incentive rewards the CEO and specified executives for meeting or exceeding specific key annual business objectives linked to the annual business plan at a corporate, business unit and individual level. Measures and targeted achievement levels are reviewed each year to reflect changes in the business priorities for the forthcoming year. The measures include financial, customer service, employee opinion and individual measures that support our key business objectives. Before any incentive is payable, a threshold must be reached, according to the predefined measures. The plan also provides that payments are capped at a specified level.

Non monetary benefits

We provide executives with telecommunications and other services and equipment to assist them in performing their duties. From time to time we also make products and services available to executives without charge to allow executives to familiarise themselves with our products and services and recent technological developments. To the extent it is considered that this provides a personal benefit to the executive, it is included in Primary benefits in the remuneration table above.

Other primary benefits

Relates to annual contract payments made to executives for continued service with Telstra or as part of their employment contract. These payments were determined at the executives’ initial entry into their contract for employment with Telstra.

Telstra Corporation Limited and controlled entities

Notes to the Financial Statements (continued)

26. Executives’ remuneration - salaries and other benefits (continued)

Equity based compensation

The Telstra Growthshare trust commenced in fiscal 2000. Through the trust, Telstra provides for selected senior executives who contribute significantly to sustained improvement in shareholder value to be invited to participate in an equity based Long Term Incentive (LTI) plan and/or an equity based deferred remuneration plan, on an annual basis. Since the commencement of the plan, those selected senior executives have been eligible to receive an allocation of options, restricted shares, performance rights or deferred shares, or a combination of each in a given fiscal year. The options, restricted shares and performance rights can only be exercised to obtain normal ordinary shares between certain time periods and if specific long term company performance hurdles have been achieved. Generally, deferred shares can only be exercised after a certain period of service has been completed. If the hurdle is not achieved or the service period not completed, the instrument will have a $nil value and will lapse. For further details of the LTI plan and equity based deferred remuneration plan, including detailed explanations of performance hurdles and allocations, refer to note 19.

There is currently no AGAAP requirement to record an expense for the fair value of the options, restricted shares, performance rights and deferred shares issued in fiscal 2004 or fiscal 2003. However, AASB 1046: “Director and Executive Disclosure by Disclosing Entities” and USGAAP require us to derive a value for these items and include the value in our director and executive remuneration disclosures. An option pricing model that takes into account various factors including the exercise price and expected life of the instrument, the current life of the underlying share and its expected volatility, expected dividends, the risk-free interest rate for the expected life of the instrument and the expected average volatility of Telstra’s peer group companies was adopted to derive a value.

Details of the valuations derived since the commencement of the Telstra Growthshare trust and the assumptions used in deriving those values for fiscal 2004 are detailed in note 19. For further details on our USGAAP disclosures, refer to note 30.

Individual contracts for services

Where Telstra terminates the CEO’s or other senior executives’ employment prior to the expiration of their employment contract for reasons other than for misconduct, they are entitled to 6 months notice or payment in lieu of notice and an amount equal to 12 months pay. Both elements are calculated on fixed remuneration at the time of termination.

Telstra Corporation Limited and controlled entities

Notes to the Financial Statements (continued)

27. Related party, directors’ and specified executives’ disclosures

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

Directors and specified executives of the Telstra Entity

Refer to note 25 for details of the names of each person who held office as a director of the Telstra Entity during fiscal 2004 and refer to note 26 for details of the specified executives for the Telstra Group. Refer also to these notes for details of directors’ and specified executives’ remuneration, superannuation and retirement payments.

Loans to directors and specified executives of the Telstra Entity

No non-executive director of the Telstra Entity had a loan with the Telstra Entity or any of its controlled entities at any time during fiscal 2004 or fiscal 2003.

Telstra provided loans to senior executives, including the chief executive officer, as it did for all employees, as part of their participation in the Telstra Employee Share Ownership Plans (TESOP97 and TESOP99). Further details of the share plans and the terms under which these loans were provided are contained in note 19. The loans were provided interest free and on the same terms as all other eligible employees who participated in TESOP97 and TESOP99. There were 5 specified executives who held loans during the year. Details of the balance of the loans provided to specified executives are as follows:

Year Ended
30 June
$
Balance as at 1 July 2003	32,981
Amounts repaid during the year	(2,593)

Balance as at 30 June 2004	30,388

The balance as at 1 July 2003 represents the highest amount of indebtedness of specified executives during the year.

If the loans had not been provided free of interest, the interest charged on an arm’s length basis would have been $2,255 for the year ended 30 June 2004.

There were no new loans provided during the fiscal year and there were no loans greater than $100,000 during the year.

Other transactions with directors and specified executives of the Telstra Entity and their personally related entities

Each of the directors of the Telstra Entity and specified executives of the Telstra Group have telecommunications services transactions with the Telstra Group, which are not significant and are both trivial and domestic in nature. The directors’ and specified executives’ personally related entities also have telecommunications services with us on normal commercial terms and conditions.

Directors and specified executives are provided with telecommunications and other services and equipment to assist them in performing their duties. From time to time, we also make products and services available to directors and specified executives without charge to enable them to familiarise themselves with our products, services and recent technological developments. To the extent it is considered that this provides a benefit to a director or specified executive, it is included in their remuneration. Details are included in notes 25 and 26.

Telstra Corporation Limited and controlled entities

Notes to the Financial Statements (continued)

27. Related party, directors’ and specified executives’ disclosures (continued)

Director’s and specified executive’s interests in shares of the Telstra Entity

As at 30 June 2004 and 30 June 2003, the directors and their personally related entities held share capital of the Telstra Entity directly, indirectly or beneficially as follows:

				Total shares held
			Shares acquired or	as at 30 June 2004
	Total shares held	Directshare	disposed of by	or at date of	Shares that are
	as at 30 June 2003	allocation	other means	leaving office	held nominally
	No. of shares	No. of shares	No. of shares	No. of shares	No. of shares
Donald G McGauchie	28,179	6,149	—	34,328	34,328
John T Ralph	92,204	5,739	—	97,943	96,943
Robert C Mansfield (i)	130,604	11,479	—	142,083	82,400
Zygmunt E Switkowski	155,810	—	—	155,810	109,010
Sam H Chisholm (ii)	—	—	—	—	—
Anthony J Clark	92,609	3,894	(7,307)	89,196	79,196
John E Fletcher	40,850	7,210	—	48,060	48,060
Belinda J Hutchinson	62,091	2,857	—	64,948	27,837
Catherine B Livingstone	34,297	3,894	(1,000)	37,191	26,791
Charles Macek	37,568	3,894	—	41,462	41,462
William A Owens (iii)	7,495	6,149	—	13,644	13,644
John W Stocker	85,670	15,864	—	101,534	100,734

	767,377	67,129	(8,307)	826,199	660,405

(i)	Robert Mansfield resigned from the Board on 14 April 2004.

(ii)	As fees are declined by the director, no directshares have been allocated during fiscal 2004.

(iii)	William Owens resigned from the Board on 6 May 2004.

As at 30 June 2004 and 30 June 2003, the specified executives and their personally related entities had interests in the share capital of the Telstra Entity as follows:

	Total shares			Shares acquired	Total shares
	held as at	Ownshare	Exercise of	or disposed of	held as at	Shares that are
	30 June 2003	allocation	options	by other means	30 June 2004	held nominally
	No. of shares	No. of shares	No. of shares	No. of shares	No. of shares	No. of shares
Bruce Akhurst	62,491	—	—	—	62,491	54,711
Douglas Campbell	37,200	—	—	—	37,200	27,500
David Moffatt	3,700		—	—	3,700	3,100
Ted Pretty	152,400		—	(150,000)	2,400	2,400
Michael Rocca	14,000	—	—	(2,000)	12,000	—
Bill Scales	9,916	—	—	—	9,916	1,400
John Stanhope	10,940	—	—	—	10,940	3,960
David Thodey	4,787	10,475	—	3,000	18,262	5,800

	295,434	10,475	—	(149,000)	156,909	98,871

Total shareholdings include shares held by the directors, specified executives and their personally related entities. Unless related to TESOP99, TESOP97 or Telstra Growthshare, shares acquired or disposed by directors during the year were on an arm’s length basis at market price.

Telstra Corporation Limited and controlled entities

Notes to the Financial Statements (continued)

27. Related party, directors’ and specified executives’ disclosures (continued)

Wholly owned group disclosures

Amounts receivable from and payable to entities in the wholly owned group and other controlled entities are as follows:

		Telstra Group		Telstra Entity
		As at 30 June		As at 30 June
		2004	2003	2004	2003
	Note	$m	$m	$m	$m
Total amounts receivable at 30 June from:
Current
Wholly owned controlled entities	9	—	—	1,265	689
Provision for amounts owed by wholly owned controlled entities (i)	9	—	—	(994)	(285)

		—	—	271	404
Non current
Wholly owned controlled entities	9	—	—	362	511
Provision for amounts owed by wholly owned controlled entities	9	—	—	(45)	(69)

		—	—	317	442

		—	—	588	846

Total amounts payable at 30 June to:
Current
Wholly owned controlled entities - payables	15	—	—	5	—
Wholly owned controlled entities - loans	16	—	—	2,282	2,015

		—	—	2,287	2,015

Transactions with our wholly owned controlled entities

(i) Included in the profit before income tax expense of the Telstra Entity was a charge of $709 million (2003: $570 million gain) in relation to the provision for amounts owed by a controlled entity. This balance is offset by an equivalent gain in our provision for reduction in value of investments. Both balances are eliminated on consolidation for Telstra Group reporting purposes (refer note 3 for further information).

(ii) In fiscal 2004, a number of purchase and sale transactions occurred between the Telstra Entity and its wholly owned controlled entities.

•	The Telstra Entity sold services, purchased goods and communications assets, paid fees and received and paid interest to entities in the wholly owned group during the year. These transactions are in the normal course of business and are on normal commercial terms and conditions.

•	Our controlled entity, Network Design and Construction Limited (NDC), constructs communication assets on our behalf. During fiscal 2004, we paid for the purchase and maintenance of communication assets from NDC totalling $79 million (2003: $737 million). During fiscal 2004, the operations of NDC were purchased by the Telstra Entity and incorporated back into the business of Telstra Corporation Limited.

Refer to the accompanying notes to our statement of cashflows for details of the balances acquired by the Telstra Entity.

•	Included in the revenue received in advance amount at 30 June 2004 is $247 million (2003: $228 million) for the use of our Yellow Pages ® trademark and $92 million (2003:$84 million) for the use of our White Pages ® trademark that were received from a controlled entity.

Telstra Corporation Limited and controlled entities

Notes to the Financial Statements (continued)

27. Related party, directors’ and specified executives’ disclosures (continued)

Other related entity disclosures

Amounts receivable and payable to other related entities:

		Telstra Group		Telstra Entity
		As at 30 June		As at 30 June
		2004	2003	2004	2003
	Note	$m	$m	$m	$m
Total amounts receivable at 30 June from:
Current
Joint venture entities and associated entities - trade debtors		25	28	16	15
Joint venture entities and associated entities - loans	9	—	33	—	33

		25	61	16	48

Non current
Joint venture entities and associated entities - loans	9	226	29	226	29
Provision for amounts owed by joint venture entites and associated entities	9	(226)	—	(226)	—

		—	29	—	29

Total amounts payable at 30 June to:
Current
Joint venture entities and associated entities - accounts payable		46	62	38	55
Joint venture entities and associated entities - other	16	1	1	1	1

		47	63	39	56

During fiscal 2004, 2003 and 2002, we had the following transactions between members of the wholly owned group and other related entities:

		Telstra Group			Telstra Entity
		Year ended 30 June			Year ended 30 June
		2004	2003	2002	2004	2003
	Note	$m	$m	$m	$m	$m
Transactions between other related entities
Profit before income tax expense for the year includes the following transactions:
Sale of goods and services to:
Joint venture entities and associated entities		130	232	370	111	124
Purchase of goods and services from:
Joint venture entities and associated entities		394	1,113	1,332	334	985

Telstra Corporation Limited and controlled entities

Notes to the Financial Statements (continued)

27. Related party, directors’ and specified executives’ disclosures (continued)

Other related entity disclosures (continued)

In fiscal 2003, we entered a capacity prepayment agreement with our joint venture entity Reach Ltd (REACH). Included in non current receivables for the year ended 30 June 2004 is a receivable of $208 million (US$146 million) for a right to receive future carriage and related services capacity. This non current receivable earns interest at market rates (refer note 9 for further information).

During fiscal 2004, purchases were made by the Telstra Group of $231 million (2003: $506 million) and Telstra Entity of $177 million (2003: $471 million) from REACH. These amounts were for both the purchase of, and entitlement to, capacity and connectivity services. These purchases were made in line with market prices. Entitlement to capacity with REACH takes into account our future needs and growth opportunities. Sales were made for international inbound call termination services, construction and consultancy by the Telstra Group of $89 million (2003: $109 million) and Telstra Entity of $79 million (2003: $105 million) to REACH.

During fiscal 2004, purchases were made by the Telstra Group of $73 million (2003: $413 million) and Telstra Entity of $71 million (2003: $403 million) from our associated entity IBMGSA. These amounts were for information technology services predominately resulting from a contract with IBMGSA. These purchases were made on normal commercial terms and conditions (refer note 20 for further information).

During fiscal 2004, we paid for operating expenses on behalf of the following entities:

•	Telstra Foundation Limited;

•	Telstra Community Development Trust;

•	Telstra Growthshare Trust;

•	Telstra Employee Share Ownership Plan I (TESOP97); and

•	Telstra Employee Share Ownership Plan II (TESOP99).

We own 100% of the share capital of Telstra Foundation Limited (TFL). TFL is limited by guarantee (guaranteed to $100) with Telstra Corporation Limited being the sole member (refer note 24 for further details). In respect of the other entities we have no direct ownership interests. These entities are operated by corporate trustees (of which we own 100%) and are run for the benefit of the beneficiaries.

Loan to the Telstra Growthshare Trust

During fiscal 2000, Telstra created the Telstra Growthshare Trust, (which facilitates the senior executive equity participation plan). The trustee for the trust is Telstra Growthshare Pty Ltd. This company is 100% owned by us. In prior financial years, we have advanced funds to the trust to enable it to purchase shares in the Telstra Entity.

The loan balance at 30 June 2004 of $65 million (2003: $88 million) was used to acquire Telstra Entity shares over which certain senior executives are granted options. The interest rate applicable to the loan balance at fiscal 2004 is 4.0% (2003: 2.5%). Telstra Growthshare also holds in trust certain shares allocated to senior executives and non-executive directors under the ownshare and directshare schemes (refer note 19 for further information).

Loans to employees

We have two employee shares schemes, being TESOP97 and TESOP99. At the commencement of the scheme, loans were advanced to participating employees to enable the purchase of Telstra shares. Loans under TESOP97 and TESOP99 are provided interest free. During fiscal 2004, $24 million (2003: $32 million) of the loans under TESOP97 and TESOP99 was repaid. At 30 June 2004, the outstanding loan balance for both schemes was $174 million (2003: $198 million). Refer to note 19 for further information.

Directors of controlled entities

Each of our controlled entity directors and their director related entities have telecommunications services transactions with us, which are on normal commercial terms and conditions and are trivial and domestic in nature.

Loans to directors of controlled entities

Certain employees of the Telstra Group who were eligible to participate in TESOP99 and TESOP97 (refer note 19) were also directors of controlled entities. The directors of the controlled entities were provided with an interest free loan to enable the purchase of shares from the Commonwealth on the same terms and conditions as all other employees eligible to participate in TESOP99 and TESOP97. During fiscal 2004, certain employees became directors of controlled entities in the Telstra Group. These directors brought with them existing loans of $22,020.

Telstra Corporation Limited and controlled entities

Notes to the Financial Statements (continued)

27. Related party, directors’ and specified executives’ disclosures (continued)

Other related entity disclosures (continued)

Loans to directors of controlled entities (continued)

There were no new loans issued during fiscal 2004. Loan repayments of $15,709 (2003: $45,078) were made during the current fiscal year. For TESOP99 shares, directors that have resigned from the company, continue to be the beneficial owner of the shares. The balance of the director loans outstanding at 30 June 2004 was $185,277 (2003: $211,046). All controlled entity directors listed below made loan repayments during fiscal 2004 and 2003:

R Baxter K Benson B Beros H Bradlow T Bundrock J Burke C Cameron A Cherubin T Crossley C Davis A Day A Dix W Donaldson G Embleton L Etienne B Grisdale P Hastings	J Hibbard H Kelly D Kirton D Koroneos P Law S Lee A Lockwood P McConnell G Moriarty C Nanavati G Nicholson J Paitaridis T Pearson N Peckham P Pickering B Pilbeam B Pineau	D Pitt J Price M Robey M Rocca J Rolland C Rowles L Saly H Sawczak B Scales G Shepherd D Simmonds R Simpson P Wallis P Whorlow K Wijeyewardene G Willis L Wood

There were nil directors (2003:5) who repaid their TESOP97 loan in full during the year. In 2003, the directors who repaid their loan in full were C Cameron, G Moriarty, B Pineau, M Robey and G Shepherd. There were also nil directors (2003: 2) who repaid their TESOP99 loans in full. In fiscal 2003, the directors who repaid their loan in full were G Moriarty and G Shepherd.

Telstra shares owned by the Telstra Superannuation Scheme (Telstra Super)

Telstra Super owns shares in Telstra Corporation Limited. We own 100% of the equity of Telstra Super Pty Ltd, the trustee for Telstra Super. As at 30 June 2004, Telstra Super owned 15,176,724 (2003: 9,975,761) shares at a cost of $71 million (2003: $46 million) and a market value of $76 million (2003: $44 million). In fiscal 2004, we paid dividends to Telstra Super of $2 million (2003: $3 million). In addition, Telstra Super holds bonds issued by Telstra Corporation Limited. As at 30 June 2004, Telstra Super holds bonds with a cost of $13 million (2003: $8 million) and a market value of $12 million (2003: $8 million). All purchases and sales of Telstra shares and bonds by Telstra Super are determined by the trustee and/or its investment managers on behalf of the members of Telstra Super.

Telstra Corporation Limited and controlled entities

Notes to the Financial Statements (continued)

28. Events after balance date

We are not aware of any matter or circumstance that has occurred since 30 June 2004 that, in our opinion, has significantly affected or may significantly affect in future years:

•	our operations;

•	the results of those operations; or

•	the state of our affairs;

other than:

Dividend declaration

On 12 August 2004, we declared a fully franked final ordinary dividend of 13 cents per ordinary share, payable on 29 October 2004 to those shareholders on record at 24 September 2004. A provision for dividend payable has been raised as at the date of declaration, amounting to $1,642 million. The financial effect of the dividend declaration was not brought to account as at 30 June 2004.

Company acquisition

On 19 July 2004, we finalised the acquisition of 100% of the issued share capital of KAZ Group Limited and its controlled entities (the KAZ Group). We paid 40c per share via a Scheme of Arrangement, resulting in the payment of cash consideration of $333 million.

The KAZ Group is a provider of business process outsourcing, systems integration, consulting, applications development and IT management services. It operates mainly in Australia but also conducts business in the United States and Asia.

The financial effects of the acquisition of the KAZ Group were not brought to account as at 30 June 2004. The operating results and assets and liabilities of the KAZ Group will be consolidated into our statement of financial performance and statement of financial position from 19 July 2004. No provision for restructuring has been raised on acquisition.

Special dividend and share buy-back

On 12 August 2004, we disclosed the intention to pay a fully franked special dividend of 6 cents per share (approximately $750 million), as part of the interim dividend in fiscal 2005, and the intention to undertake an off-market share buy-back to a maximum of $750 million, which is expected to be completed in the first half of fiscal 2005. The proposed special dividend and share buy-back are in accordance with our capital management program and intention to return approximately $1,500 million to shareholders each year through to fiscal 2007. The financial effect of the special dividend and share buy-back will be reflected in the financial statements in fiscal 2005.

Third generation (3G) network sharing arrangement

On 4 August 2004, we announced the signing of a Heads of Agreement to establish a 50/50 joint venture with Hutchison 3G Australia Pty Ltd (H3GA), a subsidiary of Hutchison Telecommunications (Australia) Limited, to jointly own and operate H3GA’s existing 3G radio access network and fund future network development.

The arrangement is subject to due diligence by us, consent from the Australian Competition and Consumer Commission and final approval of the arrangement by the Boards of both companies.

Under the Heads of Agreement, the H3GA radio access network is proposed to become the core asset of the joint venture. In return for 50% ownership of the asset, it is proposed that we will pay H3GA $450 million under a fixed payment schedule in four instalments beginning in November 2004.

The financial effect of the arrangement was not brought to account as at 30 June 2004.

Telstra Corporation Limited and controlled entities

Notes to the Financial Statements (continued)

29. Additional financial instruments disclosures

We undertake transactions in a range of financial instruments which can be classified as either primary (physical instruments) or secondary instruments (derivative instruments).

Our primary instruments include:

•	cash assets;

•	receivables;

•	payables;

•	bank deposits;

•	bills of exchange and commercial paper;

•	listed investments and investments in other corporations; and

•	various forms of borrowings, both receivable and payable.

These primary financial instruments enable us to achieve company objectives through facilitating our ongoing operating activities and ensuring that all entities within the Telstra Group remain solvent at all times.

Secondary instruments, or derivative instruments, create an obligation or right that effectively transfers one or more of the risks associated with an underlying primary financial instrument. We use derivatives to manage our exposure within levels considered acceptable to the group as determined by guidelines and policies approved by our Board of Directors. Instruments that we use to achieve this include:

•	forward foreign currency contracts;

•	cross currency swaps; and

•	interest rate swaps.

Primary instruments create underlying exposures for the group. The main risks associated with these instruments include:

•	interest rate risk;

•	foreign currency risk;

•	credit risk; and

•	liquidity risk.

Interest rate risk refers to the risk that the value of a financial instrument will fluctuate due to changes in market interest rates. Our interest rate risk arises from the interest bearing financial assets and liabilities that we use, whether the primary instrument has a fixed or variable rate attached. We monitor this risk on our net debt portfolio which includes our financial liabilities less matching short term financial assets. We manage interest rate risk by:

•	controlling the settings of the group financial position to target levels of fixed and variable interest proportions of the net debt portfolio; and

•	ensuring access to diverse sources of funding, minimising risks of refinancing.

We use suitable derivative instruments as part of the management of this risk.

Foreign currency risk refers to the risk that the value of a financial commitment or investment will fluctuate due to changes in foreign currency exchange rates. Our foreign currency risk arises due to:

•	firm or anticipated transactions for receipts and payments for international telecommunications traffic settled in foreign currencies;

•	purchase commitments priced in foreign currencies;

•	investments denominated in foreign currencies; and

•	a portion of our borrowings denominated in foreign currencies.

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

Credit risk is the risk that a contracting entity will not complete its obligations under a financial instrument and cause us to make a financial loss. We have exposure to credit risk on all financial assets included in our statement of financial position. To help manage this risk:

•	we have a policy for establishing credit limits for the entities we deal with;

•	we may require collateral where appropriate; and

•	we minimise exposure to individual entities we either transact with or enter into derivative contracts with (through a system of credit limits).

Liquidity risk includes the risk that, as a result of our operational liquidity requirements:

•	we will not have sufficient funds to settle a transaction on the due date;

•	we will be forced to sell financial assets at a value which is less than what they are worth; or

•	we may be unable to settle or recover a financial asset at all.

To help reduce these risks we:

•	have a liquidity policy which targets a minimum and average level of cash and cash equivalents to be maintained;

•	have readily accessible standby facilities and other funding arrangements in place; and

•	generally use instruments that are tradeable in highly liquid markets.

Telstra Corporation Limited and controlled entities

Notes to the Financial Statements (continued)

29. Additional financial instruments disclosures (continued)

After we have minimised the initial potential risk associated with entering into a primary financial instrument, any remaining risk is then hedged through the use of derivative instruments within guidelines approved by our Board of Directors. These instruments enable us to minimise our exposure to:

•	interest rate risk;

•	foreign currency risk; and/or

•	other market risk.

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

To hedge our interest rate risk, we mainly use interest rate swaps and cross currency swaps. Our interest rate risk is calculated on our net debt portfolio, which includes both physical borrowings such as bonds and commercial paper and associated derivative instruments. We manage our net debt in accordance with set targeted interest rate profiles and debt maturity profiles.

To hedge our foreign currency risk, we predominantly use cross currency swaps and forward foreign currency contracts.

Our currency risk arising from translation of foreign currency borrowings and investments is determined by reference to the underlying primary instrument. In relation to borrowings, we effectively remove the currency risk by fully converting them to Australian dollar borrowings at drawdown by applying cross currency swaps, unless a natural hedge position exists. In relation to investments, we hedge using borrowings in the same currency and with the same interest rate characteristics where appropriate. We also enter into forward foreign currency contracts on anticipated future transactions in order to reduce our risk to a level considered acceptable by the company.

Foreign currency risk on transactions (i.e. excluding translation risks) is calculated on a net foreign exchange basis for individual currencies. This underlying foreign exchange risk is combined (offset) with the associated foreign exchange derivatives used to hedge these risks generating our net foreign exchange risk.

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

We enter into, and hedge transactions in the following significant foreign currencies:

•	United States dollars;

•	British pounds sterling;

•	New Zealand dollars;

•	Euro;

•	Swiss francs;

•	Hong Kong dollars; and

•	Japanese yen.

Telstra Corporation Limited and controlled entities

Notes to the Financial Statements (continued)

29. Additional financial instruments disclosures (continued)

Interest rate risk

Our exposure to interest rate risk and the effective interest rates on financial instruments at 30 June 2004 are shown in Table A below. This information includes all financial instruments both recognised and unrecognised in the statement of financial position. The information as at 30 June 2003 is shown in Table B.

Table A

			Telstra Group
				As at 30 June 2004
				Interest rate
			Weighted average		Fixed due dates			Non interest
			effective interest	Floating	1 yr. or less	2 to 5 yrs.	over 5 yrs.	bearing	Total (c)
			rate %	$ m	$m	$m	$m	$m	$ m	Note
Financial assets
Cash assets	(a	)	4.81	538	—	—	—	149	687	8
Trade debtors and accrued revenue			—	—	—	—	—	3,306	3,306	9
Share loan to employees			—	—	—	—	—	174	174	9
Other receivables	(a	)	4.00	—	—	—	65	189	254	9
Loans to joint ventures entities and associated entities	(a	)	—	—	—	—	—	—	—	9
Cross currency swaps	(a	)	—	(1,789)	342	1,877	(24)	—	406	9
Investments	(b	)	—	—	—	—	—	80	80	11
PCCW converting note	(a	)	5.00	—	85	—	—	—	85	14

Total financial assets/(liabilities) as at 30 June 2004				(1,251)	427	1,877	41	3,898	4,992

Financial liabilities
Trade creditors and accrued expenditure			—	—	—	—	—	2,119	2,119	15
Other creditors			—	—	—	—	—	268	268	15
Loan from joint venture entity	(a	)	4.70	—	1	—	—	—	1	16
Bills of exchange and commercial paper	(a	)	5.21	869	—	—	—	—	869	16
Telstra bonds	(a	)	8.44	—	273	1,011	1,125	—	2,409	16
Other loans	(a	)	5.90	—	2,096	2,482	3,976	—	8,554	16
Cross currency swaps	(a	)	—	589	—	(151)	(28)	—	410	16
Finance lease liabilities	(a	)	6.47	—	7	9	1	—	17	16
Interest rate swaps	(a	)	—	1,039	(574)	1,045	(1,510)	—	—

Total financial liabilities as at 30 June 2004				2,497	1,803	4,396	3,564	2,387	14,647

Net financial assets/(liabilities) as at 30 June 2004				(3,748)	(1,376)	(2,519)	(3,523)	1,511	(9,655)

(a) The effective yield (effective interest rate) on our net debt at 30 June 2004 was 7.74%, after taking into account the impact of interest rate swaps and cross currency swaps.

(b) This excludes investments in joint venture entities and associated entities.

(c) Carrying amount as per statement of financial position.

Telstra Corporation Limited and controlled entities

Notes to the Financial Statements (continued)

29. Additional financial instruments disclosures (continued)

Interest rate risk (continued)

Table B

			Telstra Group
				As at 30 June 2003
				Interest rate
			Weighted average		Fixed due dates			Non interest
			effective interest	Floating	1 yr. or less	2 to 5 yrs.	over 5 yrs.	bearing	Total (c)
			rate %	$ m	$m	$m	$m	$m	$ m	Note
Financial assets
Cash assets	(a	)	4.48	1,101	—	—	—	199	1,300	8
Trade debtors and accrued revenue			—	—	—	—	—	3,305	3,305	9
Share loan to employees			—	—	—	—	—	198	198	9
Other receivables	(a	)	2.50	—	—	—	88	346	434	9
Loans to joint ventures entities and associated entities	(a	)	5.23	—	33	29	—	—	62	9
Cross currency swaps	(a	)	—	(1,892)	10	2,192	(27)	—	283	9
Investments	(b	)	—	—	—	—	—	96	96	11
PCCW converting note	(a	)	5.00	—	—	83	—	—	83	14

Total financial assets/(liabilities) as at 30 June 2003				(791)	43	2,304	61	4,144	5,761

Financial liabilities
Trade creditors and accrued expenditure			—	—	—	—	—	2,275	2,275	15
Other creditors			—	—	—	—	—	301	301	15
Loan from joint venture entity	(a	)	4.70	—	1	—	—	—	1	16
Bills of exchange and commercial paper	(a	)	3.22	643	—	—	—	—	643	16
Telstra bonds	(a	)	8.19	—	210	784	1,619	—	2,613	16
Other loans	(a	)	5.65	—	449	4,409	3,994	—	8,852	16
Cross currency swaps	(a	)	—	593	—	(148)	(19)	—	426	16
Finance lease liabilities	(a	)	7.55	—	18	2	—	—	20	16
Interest rate swaps	(a	)	—	2,222	230	(149)	(2,303)	—	—

Total financial liabilities as at 30 June 2003				3,458	908	4,898	3,291	2,576	15,131

Net financial assets/(liabilities) as at 30 June 2003				(4,249)	(865)	(2,594)	(3,230)	1,568	(9,370)

(a) The effective yield (effective interest rate) on our net debt at 30 June 2003 was 7.45%, after taking into account the impact of interest rate swaps and cross currency swaps.

(b) This excludes investments in joint venture entities and associated entities.

(c) Carrying amount as per statement of financial position.

Telstra Corporation Limited and controlled entities

Notes to the Financial Statements (continued)

29. Additional financial instruments disclosures (continued)

Credit risk

Credit risk associated with the statement of financial position

The recorded amounts of financial assets included in the consolidated statement of financial position, net of any applicable provisions for loss, represent our maximum exposure due to credit risk for these assets. Where entities have a right of set-off and intend to settle on a net basis under master netting arrangements, this set-off has been recognised in the financial statements on a net basis. Accordingly, our maximum credit risk exposure amounts to $4,992 million (2003: $5,761 million).

We have credit risk exposure to an individual contracting entity through a converting note we hold in PCCW Limited (PCCW). Our maximum credit risk exposure relating to this transaction amounts to $85 million (2003: $83 million) (refer to note 14 for further information).

Outside of the above transaction, we do not have any other significant operating exposure to any individual contracting entity.

Overall credit risk

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

Table C	Telstra Group

	Credit risk concentrations (VAR based)
	As at 30 June
	2004		2003
	%	$m	%	$m
Australia	27	1,811	30	2,232
United States	53	3,663	51	3,876
Japan	—	17	—	16
Europe	11	770	9	680
United Kingdom	4	257	3	237
Canada	2	152	2	148
Switzerland	2	134	4	313
Other	1	63	1	69

	100	6,867	100	7,571

Net fair value of our financial assets and financial liabilities

Apart from those items referred to below, our financial assets and financial liabilities recorded in the statement of financial position approximate net fair value.

Table D	Telstra Group

	Carrying amount		Net fair value
	As at 30 June		As at 30 June
	2004	2003	2004	2003
	$m	$m	$m	$m
Not readily traded
Financial assets
Employee share ownership plan loans (a)	174	198	150	161
Converting note issued by PCCW	85	83	85	85

Traded on organised markets
Financial assets
Listed investments	15	32	71	89

Financial liabilities
Telstra bonds	2,457	2,663	2,621	2,990
Other loans	8,647	8,957	9,159	9,707

	11,104	11,620	11,780	12,697

(a) Share loans to employees represent amounts receivable from employees under the Telstra Employee Share Ownership Plan (TESOP97) and the Telstra Employee Share Ownership Plan II (TESOP99). Refer to note 19 for details regarding the share plans. The loan balance has not been written down to net fair value as the loan is considered fully recoverable over the period of the employee share schemes.

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

Telstra Corporation Limited and controlled entities

Notes to the Financial Statements (continued)

29. Additional financial instruments disclosures (continued)

Net fair value of our financial assets and financial liabilities (continued)

Net fair values of interest rate swaps, cross currency swaps and forward foreign currency contracts are calculated at prices based on amounts quoted on Reuters to close out existing contracts (both favourable and unfavourable).

The net fair value of our derivative instruments is included in the following discussion on derivatives.

Other information on our primary financial instruments

Until 28 June 2002, we held a US$750 million convertible note issued by PCCW. On this date, PCCW redeemed the note in full and the fair value of the redemption was applied to acquire PCCW’s 40% interest in Telstra CSL Limited and to subscribe to a new US$190 million mandatorily converting secured note. We valued the original note on a yield to maturity basis which resulted in a $96 million expense recorded in our statement of financial performance in fiscal 2002. Also included in interest expense for fiscal 2002, was $66 million relating to a mark to market adjustment for interest rate swaps taken out over the convertible note where the underlying exposure was no longer present.

On 25 April 2003, the converting note was partially redeemed by PCCW as part of our entry into a capacity prepayment arrangement with our 50% owned joint venture, Reach Ltd. The remaining converting note at the time of entry into this arrangement was US$54 million (A$87 million). Refer to note 9 and note 14 for additional information. There has been no change to the terms and face value of this instrument in 2004 and it is due for maturity on 30 June 2005.

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

Our major exposure to interest rate risk and foreign currency risk arises from our loans and borrowings. It is our policy to hedge the interest rate exposure on our debt portfolio to adjust the ratio of fixed interest debt to variable interest debt, as required by our debt management policy. We also hedge currency exposure on our foreign currency loans and borrowings remaining after considering any natural hedging positions. We mainly use cross currency swaps, interest rate swaps, and forward foreign currency contracts to achieve this position.

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

At 30 June 2004 and 2003, the Australian dollar interest rates applicable to our derivatives varied as shown in Table E below.

Table E	Telstra Group
	Interest rate variations
	As at 30 June
	2004	2003
Cross currency swaps
Fixed	7.05%	from 7.05% to 7.87%
Variable	from 5.45% to 6.94%	from 4.60% to 6.14%
Interest rate swaps
Fixed	from 5.27% to 10.14%	from 5.25% to 10.11%
Variable	from 5.48% to 5.94%	from 4.42% to 5.21%

The notional principal amounts of interest rate swaps represent the face values of swap contracts entered into by us that are outstanding at balance date. The notional principal amounts do not represent amounts exchanged or to be exchanged by the parties to the contract. They are not a true reflection of the credit risk and are therefore not recorded in the statement of financial position.

The maturity dates, net notional principal amounts, net fair value and carrying amounts of our outstanding interest rate swaps at balance date are shown in Table F following.

The gross notional principal amounts of our interest rate swaps are $12,884 million (2003: $11,551 million). The gross notional principal amounts of interest rate swaps is significantly larger than the net notional principal amounts shown. This is due to the net notional principal amount taking into account our offsetting positions. Gross positions have also been modified over time as volumes and positions have changed.

Telstra Corporation Limited and controlled entities

Notes to the Financial Statements (continued)

29. Additional financial instruments disclosures (continued)

Additional information about our derivative instruments (continued)

Table F

	Telstra Group
	Net notional		Net
	principal amount (a)		fair value (b)		Carrying amount (c)
	As at 30 June
	2004	2003	2004	2003	2004	2003
	$m	$m	$m	$m	$m	$m
Interest rate swaps with floating interest rates
- Less than one year receivable/(payable)	574	(230)	39	(4)	—	(2)
- One to five years receivable/(payable)	(1,045)	149	(74)	(71)	(5)	(8)
- Greater than five years receivable/(payable)	1,510	2,303	227	319	30	31

	1,039	2,222	192	244	25	21

(a) At 30 June 2004 and 30 June 2003, we had a net interest rate swap position of pay fixed. This means that on a net basis we receive interest on the interest rate swap at variable rates and pay interest on the interest rate swaps at fixed rates. As a result our exposure to movements in interest rates is managed.

(b) The net fair value represents the market value of both the fixed and floating components of our interest rate swaps.

(c) The carrying amount represents the accrued interest payable on interest rate swaps which is included in current payables.

The maturity profile, notional principal amounts, net fair values and carrying amounts of our outstanding cross currency swaps at balance date are shown in Table G below.

Table G

	Telstra Group
	Notional		Net
	principal amount (a)		fair value (b)		Carrying amount (c)
	As at 30 June
	2004	2003	2004	2003	2004	2003
	$m	$m	$m	$m	$m	$m
Cross currency swaps
- Less that one year	1,927	440	171	8	167	7
- One to five years	2,212	4,024	161	348	54	172
- Greater than five years	4,172	4,287	(253)	(477)	(212)	(308)

	8,311	8,751	79	(121)	9	(129)

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

Notes to the Financial Statements (continued)

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

Table H

	Telstra Group
	Exposure		Exposure
	before hedging		after hedging
	As at 30 June		As at 30 June
	2004	2003	2004	2003
	$m	$m	$m	$m
Net anticipated future transactions (amounts payable)	(176)	(273)	(82)	(139)
Net transaction exposure (on amounts payable recorded in the statement of financial position)	(40)	(176)	(23)	(79)
Translation exposure (offshore investments)	2,301	1,802	763	1,065

	2,085	1,353	658	847

The maturity dates of the anticipated future transactions are as follows:
Less than one year	(176)	(264)
One to five years	—	(9)

	(176)	(273)

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

Table I

	Telstra Group
	As at 30 June
	2004	2003
	$m	$m
United States dollars
- less than three months, at rates averaging United States dollars $0.6951 (2003: US$0.5465)	(388)	6
- 3 to 12 months, at rates averaging United States dollars $0.7369 (2003: US$0.6112)	105	97
- 12 to 18 months, at rates averaging United States dollars $0.6046 (2003: US$0.6046)	8	5
- over 18 months, at rates averaging United States dollars $0.6135 (2003: US$0.6716)	19	16

	(256)	124

Telstra Corporation Limited and controlled entities

Notes to the Financial Statements (continued)

29. Additional financial instruments disclosures (continued)

Additional information about our derivative instruments (continued)

Table I (continued)

	Telstra Group
	As at 30 June
	2004	2003
	$m	$m
British pounds sterling
- less than three months, at rates averaging British pounds sterling nil (2003: British pounds sterling 0.3560)	—	1
-3 to 12 months, at rates averaging British pounds sterling 0.4181 (2003: British pounds sterling nil)	7	—

	7	1

Euro
- less than three months, at rates averaging Euro nil (2003: Euro 0.5430)	—	3

New Zealand dollars
- less than three months, at rates averaging New Zealand dollars $1.1679 (2003: New Zealand dollars $1.1465)	(130)	(148)

Hong Kong dollars
- less than three months, at rates averaging Hong Kong dollars $4.8184 (2003: Hong Kong dollars $4.4593)	(126)	(255)

Our offshore controlled entities have also entered into the following Australian dollar forward foreign currency contracts:
- less than three months, at rates averaging Australian dollars $0.8905(2003: Australian dollars $0.8764)	2	(1)
- 3 to 12 months, at rates averaging Australian dollars $0.8748 (2003: Australian dollars $0.9702)	4	(4)

	6	(5)

The net fair value of forward foreign currency contracts at 30 June 2004 is a $1 million gain (2003: $22 million gain).

For interest rate swaps, cross currency swaps and forward foreign currency contracts where the carrying amount is in excess of net fair value at balance date, no reduction to net fair value is made since these derivatives act as hedges of underlying physical transactions.

In addition to the credit risk on our primary financial instruments, we also have exposure on our derivative instruments. The values shown in Table J include all transactions where the net fair value is favourable. For credit purposes, there is only a credit risk where the contracting entity is liable to pay us in the event of a closeout. The amounts disclosed in Table J are different from those shown in the net fair value amounts in Tables F and G as these show the net fair value after netting favourable against unfavourable transactions. Table J only shows the favourable transactions.

Table J

	Telstra Group
	Net fair value
	As at 30 June
	2004	2003
	$m	$m
Interest rate swaps	348	623
Cross currency swaps	526	431
Forward foreign currency contracts	24	50

	898	1,104

Telstra Corporation Limited and controlled entities

Notes to the Financial Statements (continued)

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

			Telstra Group
			Year ended 30 June
			2004	2004	2003	2002
	Note		$m	US$m	$m	$m
Reconciliation of net income to USGAAP
AGAAP net income reported in statement of financial performance			4,118	2,882	3,429	3,661
Adjustments required to agree with USGAAP
Property, plant and equipment	30	(a)	(86)	(60)	(323)	(204)
Retirement benefit (expense)/gain	30	(f)	(3,965)	(2,775)	130	472
Mobile phone subsidies	30	(i)	—	—	—	30
Income tax benefit/(expense)	30	(j)	1,228	860	164	(59)
Employee compensation expense	30	(k)	—	—	—	(41)
Redundancy and restructuring provision - fiscal 2000 reversal	30	(l)	—	—	—	(94)
Derivative financial instruments and hedging activities	30	(m)	264	185	(420)	(17)
PCCW converting note	30	(m)	(2)	(1)	12	198
Equity accounting and write down adjustments for Reach Ltd (Reach)	30	(o)	(264)	(185)	665	36
Consolidation adjustment for Telstra CSL Limited (CSL)	30	(p)	—	—	—	(13)
Fair value / general reserve adjustments	30	(q)	(35)	(25)	9	(19)
Goodwill and other intangible asset adjustments	30	(r)	122	85	(216)	(52)
Consolidation of variable interest entities	30	(s)	1	1	—	—

Net income per USGAAP			1,381	967	3,450	3,898

Statement of financial performance measured and classified per USGAAP
Operating revenue (i)			20,737	14,516	20,495	20,196
Operating expenses:
Labour (viii)			7,183	5,029	3,074	2,862
Goods and services purchased (v)			2,924	2,047	3,236	3,613
Depreciation and amortisation			3,609	2,526	3,532	3,536
Other operating expenses			4,756	3,329	4,337	4,072

Total operating expenses			18,472	12,931	14,179	14,083

Operating income			2,265	1,585	6,316	6,113
Net interest expense (ii)			(715)	(500)	(823)	(851)
Dividend income	2		1	1	1	1
Share of net losses of joint venture entities and associated entities			(253)	(178)	(114)	(41)
Other income/(expense) (iii)			671	470	(297)	537

Net income before income tax expense and minority interests			1,969	1,378	5,083	5,759
Income tax expense	30	(j)	593	415	1,359	1,859

Net income before minority interests and cumulative effect adjustments			1,376	963	3,724	3,900
Minority interests			1	1	35	(2)

Net income before cumulative effect adjustments			1,377	964	3,759	3,898
Cumulative effect of changes in accounting principles, net of tax	30(r),30	(s)	4	3	(309)	—

Net income per USGAAP			1,381	967	3,450	3,898

Telstra Corporation Limited and controlled entities

Notes to the Financial Statements (continued)

30. United States generally accepted accounting principles disclosures (continued)

Reconciliations to financial reports prepared using USGAAP
(continued)

			Telstra Group
			Year ended 30 June
			2004	2004	2003	2002
	Note		$m	US$m	$m	$m
Reconciliation of certain statement of financial performance components
In order to present the statement of financial performance according to USGAAP, the following components have been reconciled from AGAAP to USGAAP:
Revenue from ordinary activities per AGAAP	2		21,280	14,896	21,616	20,802
Less:
Dividend income	2		1	1	1	1
Revenue from the sale of non current assets	2		330	231	859	302
Other revenue per AGAAP (iv)	2		212	148	261	303

(i) Operating revenue per USGAAP			20,737	14,516	20,495	20,196

Net borrowing costs per AGAAP			(712)	(498)	(795)	(770)
Additional derivative financial instruments and hedging expenses			—	—	(15)	(20)
Interest income on Reach capacity prepayment			4	3	2	—
PCCW converting note interest revenue reversal			(4)	(3)	(15)	(61)
Elimination of interest income from employee share plan trusts			(3)	(2)	—	—

(ii) Net interest expense per USGAAP			(715)	(500)	(823)	(851)

(iv) Other revenue per AGAAP	2		212	148	261	303
AGAAP Net profit/(loss) on sale of:
- property, plant and equipment	3	(a)	40	28	173	(4)
- investments in controlled entities	3	(a)	—	—	5	3
- investments in joint venture entities	3	(a)	—	—	3	—
- investments in associated entities	3	(a)	170	119	9	—
- investments in listed securities and other corporations	3	(a)	8	6	(2)	(5)
- patents, trademarks and licences	3	(a)	—	—	—	1
- businesses	3	(a)	—	—	10	—
USGAAP net profit/(loss) on sale of non current assets			(26)	(18)	48	(7)
USGAAP write down of Reach investment	30	(o)	—	—	(203)	—
USGAAP impairment of CSL goodwill	30	(r)	—	—	(85)	—
USGAAP reversal of gain on sale/leaseback and subsequent amortisation	30	(a)	18	13	(162)	—
Derivative financial instruments and hedging activities			265	186	(404)	4
PCCW converting note			2	1	27	259
Net foreign currency translation (losses)/gains			(18)	(13)	23	(17)

(iii) Other income/(expense)per USGAAP			671	470	(297)	537

(v) Cost of sales includes both direct and indirect costs involved in the sale of the company’s goods and services. For a service company this would commonly include depreciation and other indirect costs associated with the provision of services. However, we do not report our costs according to this description and classify all of our expenses according to the nature of the expense, referred to as “goods and services purchased” in relation to the sale of goods and services. Goods and services purchased mainly comprises:

•	Network service capacity from external communication service providers;

•	Mobile handsets sold to customers;

•	Cost of goods sold (other than mobile handsets); and

•	Directory paper costs.

Goods and services purchased does not equate to cost of sales due to the non inclusion of depreciation and other indirect costs associated with the provision of our telecommunications services.

Telstra Corporation Limited and controlled entities

Notes to the Financial Statements (continued)

30. United States generally accepted accounting principles disclosures (continued)

Reconciliations to financial reports prepared using USGAAP
(continued)

			Telstra Group
			Year ended 30 June
			2004	2004	2003	2002
	Note		$m	US$m	$m	$m
USGAAP Earnings per share
Net income per USGAAP			1,381	967	3,450	3,898
			¢	US¢	¢	¢

Basic earnings per share before cumulative effect of change in accounting principles			10.9	7.6	29.4	30.5
Cumulative effect of change in accounting principles (net of tax):
Transition impairment of CSL goodwill	30(p),30	(r)	—	—	(2.4)	—
Consolidation of variable interest entities	30	(s)	—	—	—	—

Basic earnings per share per USGAAP (cents) (viii)			10.9	7.6	27.0	30.5

Dilutive earnings per share before cumulative effect of change in accounting principles			10.9	7.6	29.3	30.4
Cumulative effect of change in accounting principles (net of tax):
Transition impairment of CSL goodwill	30(p),30	(r)	—	—	(2.4)	—
Consolidation of variable interest entities	30	(s)	—	—	—	—

Diluted earnings per share per USGAAP (cents) (viii)			10.9	7.6	26.9	30.4

	Number (in millions)
Weighted average number of ordinary shares and common share equivalents used for basic earnings per share calculations (vi)	12,636	12,636	12,793	12,783
Effect of dilutive employee share options (vii)	38	38	36	44

Weighted average number of potential ordinary shares and common share equivalents used for diluted earnings per share calculations	12,674	12,674	12,829	12,827

(vi) Reconciliation of weighted average number of ordinary shares and common share equivalents used for basic earnings per share calculations

			Number (in millions)
Number of shares used for AGAAP earnings per share calculations	6		12,723	12,723	12,867	12,867
Adjusted for:
- weighted average TESOP97 and TESOP99 options outstanding during the year	30	(k)	(66)	(66)	(74)	(84)
- stock held by employee share plan trusts	30	(s)	(21)	(21)	—	—

Number of shares used for USGAAP basic earnings per share calculations .			12,636	12,636	12,793	12,783

(vii) In fiscal 2004, only the TESOP97 options and the deferred share options are dilutive to dilutive earnings per share per USGAAP. In fiscal 2003 and 2002 only the TESOP97 options were dilutive to dilutive earnings per share per USGAAP. Refer to note 30(k) for further information regarding the impact of the options, restricted share options, performance right options and TESOP99 options on the earnings per share calculation.

(viii) Labour expense in fiscal 2004 includes the additional expense recognised on the settlement of the CSS defined benefit fund ($3,870 million). This has impacted net income per USGAAP and the calculation of basic and diluted earnings per share per USGAAP. Refer to note 30(f) for further information.

Telstra Corporation Limited and controlled entities

Notes to the Financial Statements (continued)

30. United States generally accepted accounting principles disclosures (continued)

Reconciliations to financial reports prepared using USGAAP
(continued)

			Telstra Group
			As at 30 June
			2004	2004	2003	2002
	Note		$m	US$m	$m	$m
Reconciliation of shareholders’ equity to USGAAP
AGAAP shareholders’ equity per statement of financial position			15,361	10,753	15,422	14,106
Cumulative adjustments required to agree with USGAAP
Property, plant and equipment	30	(a)	10	7	96	419
Listed investments (available-for-sale securities)	30	(b)	56	39	57	103
Dividend payable	7,17,30	(c)	—	—	—	1,415
Minority interests	30	(d)	(2)	(1)	(2)	2
Retirement benefits	30	(f)	253	177	4,217	4,087
Income tax	30	(j)	144	101	(1,031)	(1,293)
Employee share loans	30	(k)	(174)	(122)	(198)	(230)
Derivative financial instruments and hedging activities	30	(m)	(274)	(192)	(538)	(133)
PCCW converting note (available-for-sale security)	30	(m)	—	—	2	—
Sale of Global Wholesale Business to Reach Ltd (Reach) - fiscal 2001	30	(n)	(882)	(617)	(882)	(882)
Equity accounting and write down adjustments for Reach Ltd (Reach)	30	(o)	584	409	696	41
Consolidation adjustment for Telstra CSL Limited (CSL)	30	(p)	936	655	936	936
Fair value / general reserve adjustments	30	(q)	(54)	(38)	(54)	(54)
Goodwill and other intangible asset adjustments	30	(r)	(605)	(424)	(696)	(115)
Consolidation of variable interest entities	30	(s)	(62)	(43)	—	—

Shareholders’ equity per USGAAP			15,291	10,704	18,025	18,402

Statement of financial position measured and classified per USGAAP
Current assets
Cash			690	483	1,300	1,070
Accounts receivable, net			3,336	2,335	3,561	4,038
Inventories	10		229	160	260	204
Deferred tax asset	30	(j)	200	140	166	301
Other assets			718	503	578	604

Total current assets			5,173	3,621	5,865	6,217

Non current assets
Receivables			80	56	259	178
Derivative financial instruments			664	465	694	637
Inventories	10		10	7	14	20
Investments - accounted for using the equity method			44	31	161	386
Investments - other non current			221	155	238	545
Property, plant and equipment			46,184	32,329	44,635	43,800
Accumulated depreciation of property, plant and equipment			(23,160)	(16,212)	(21,356)	(19,515)
Goodwill, net			2,273	1,591	2,112	2,800
Other intangible assets, net			1,512	1,058	1,146	1,358
Prepaid pension assets	30	(f)	253	177	4,217	4,087
Other assets			2,326	1,628	2,437	2,206

Total non current assets			30,407	21,285	34,557	36,502

Total assets			35,580	24,906	40,422	42,719

Telstra Corporation Limited and controlled entities

Notes to the Financial Statements (continued)

30. United States generally accepted accounting principles disclosures (continued)

Reconciliations to financial reports prepared using USGAAP
(continued)

			Telstra Group
			As at 30 June
			2004	2004	2003	2002
	Note		$m	US$m	$m	$m
Statement of financial position measured and classified per USGAAP (continued)
Current liabilities
Payables	15		2,338	1,636	2,525	2,793
Borrowings - short term debt	16		870	609	644	606
Borrowings - long term debt due within one year	16		2,376	1,663	679	1,260
Income tax payable			539	377	660	632
Provisions	17		358	250	353	488
Revenue received in advance			1,113	779	991	1,037

Total current liabilities			7,594	5,314	5,852	6,816

Non current liabilities
Payables			35	25	13	129
Derivative financial instruments			390	273	549	267
Borrowings - long term debt			9,095	6,367	11,580	12,372
Deferred tax liability	30	(j)	1,861	1,303	3,011	3,449
Provisions	17		778	545	814	848
Revenue received in advance			534	374	576	438

Total non current liabilities			12,693	8,887	16,543	17,503

Total liabilities			20,287	14,201	22,395	24,319

Minority interests			2	1	2	(2)

Net assets			15,291	10,704	18,025	18,402

Shareholders’ equity
Contributed equity - 12,628,359,026 shares issued at 30 June 2004 (2003 and 2002: 12,866,600,200 shares) (ix)	18		6,073	4,251	6,433	6,433
Share loan to employees - 62,949,000 shares at 30 June 2004 (2003: 69,160,725 shares; 2002: 78,438,375 shares)	30	(k)	(174)	(122)	(198)	(230)
Stock held by employee share plan trusts - 20,956,641 shares at 30 June 2004	30	(s)	(117)	(82)	—	—
Additional paid in capital from employee share plans	30	(k)	382	268	333	333

Total share capital			6,164	4,315	6,568	6,536

Accumulated other comprehensive loss (reserves) (x)			(435)	(304)	(554)	(27)
Retained earnings			9,562	6,693	12,011	11,893

Total shareholders’ equity			15,291	10,704	18,025	18,402

(ix) Number of shares issued includes shares issued to employees under share loans and shares held by employee share plan trusts. Net balance of shares issued and outstanding at 30 June 2004 is 12,544,453,385 (2003: 12,797,439,475 shares; 2002: 12,788,161,825 shares).

Telstra Corporation Limited and controlled entities

Notes to the Financial Statements (continued)

30. United States generally accepted accounting principles disclosures (continued)

Reconciliations to financial reports prepared using USGAAP
(continued)

(x) Accumulated other comprehensive loss (reserves)

Accumulated other comprehensive loss, net of related tax, for USGAAP consists of the following components:

	Telstra Group
	As at 30 June
	2004	2003	2002
	$m	$m	$m
Foreign currency translation reserve	(475)	(644)	(98)
(tax effect)	21	72	17

	(454)	(572)	(81)

Derivative financial instruments	(19)	(22)	(27)
(tax effect)	6	7	9

	(13)	(15)	(18)

Unrealised gain on available-for-sale securities	46	47	103
(tax effect)	(14)	(14)	(31)

	32	33	72

Accumulated other comprehensive loss (net of tax)	(435)	(554)	(27)

Other comprehensive income/(loss) disclosure

Other comprehensive income/(loss) is calculated by totalling movements in shareholders’ equity that are not related to contributions from owners or payments to owners.

	Telstra Group
	Year ended 30 June
	2004	2003	2002
	$m	$m	$m
General reserve	—	—	(4)
Foreign currency translation reserve (after tax)	118	(491)	(254)
Derivative financial instruments (after tax)	2	3	4
Unrealised gain/(loss) on available-for-sale securities (after tax)	4	(50)	(302)
Realised (gain)/loss on sale of available-for-sale securities (after tax) transferred to net income	(5)	11	(3)

USGAAP other comprehensive income/(loss)	119	(527)	(559)

The re-classification out of accumulated other comprehensive income/(loss) to net income was determined on the basis of specific identification.

In fiscal 2004, the proceeds from sales of available-for-sale equity securities were $24 million (2003: $7 million, 2002: $22 million).

The loss recorded as part of other comprehensive income/(loss) in relation to derivative and nonderivative instruments that have been designated as hedges of the foreign currency exposure of our net investments in foreign operations for fiscal 2004 is $24 million (2003: $11 million gain).

Total comprehensive income disclosure

Total comprehensive income is calculated by adding net income and other comprehensive income/(loss).

	Telstra Group
	Year ended 30 June
	2004	2003	2002
	$m	$m	$m
Net income per USGAAP	1,381	3,450	3,898
USGAAP other comprehensive income/(loss)	119	(527)	(559)

USGAAP total comprehensive income	1,500	2,923	3,339

Telstra Corporation Limited and controlled entities

Notes to the Financial Statements (continued)

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

Revaluations of property, plant and equipment are not allowed under USGAAP, except for permanent impairments. Including the broadband network described below, the net adjustment included in the reconciliation to shareholders equity to reduce revalued property, plant and equipment to historical cost for revaluations and impairments not allowed under USGAAP is $413 million for fiscal 2004 (2003: $401 million; 2002: $407 million). For fiscal 2004, net adjustments for depreciation and disposals of $12 million expense (2003: $6 million benefit; 2002: $36 million expense) has been included in the reconciliation of net income to USGAAP.

USGAAP Impairment loss reversal - broadband network

In fiscal 1997, under AGAAP we wrote down the value of our broadband network. We recognised an impairment loss of $342 million in net income and $245 million was adjusted against the asset revaluation reserve. Under USGAAP, the initial future undiscounted cash flows derived from our broadband network were greater than the recorded value and continue to be as at 30 June 2004. The reversal of the impairment loss has been adjusted for in the reconciliations of net income and shareholders’ equity to USGAAP and additional depreciation of $26 million was recorded in the reconciliation of net income to USGAAP in fiscal 2004 (2003: $62 million; 2002: $62 million), included in the net adjustments above.

Depreciation expense

Depreciation expense for AGAAP and USGAAP has been calculated using the straight line method of depreciation. Under AGAAP, depreciation expense is based on the recorded amount of the asset and is therefore higher for assets that have been revalued upwards. Depreciation expense has been adjusted to reflect depreciation based on original cost in the reconciliations of net income and shareholders’ equity to USGAAP.

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

To reflect the current policy, as if it had always been in place for USGAAP purposes, before 1 July 1996, capitalised overheads with a net book value of $441 million (2003: $515 million, 2002: $638 million) have been included in the reconciliation of shareholders’ equity to USGAAP as at 30 June 2004. For fiscal 2004, additional depreciation and disposals of $74 million (2003: $123 million; 2002: $144 million) have been included in the reconciliation of net income to USGAAP.

Borrowing costs included as part of the cost of constructed assets

Under AGAAP, before 1 July 1996, we expensed all borrowing costs when incurred. From 1 July 1996, borrowing costs relating to the construction of property, plant and equipment for internal use are recorded as part of the asset cost, consistent with USGAAP.

To reflect the current policy, as if it had always been in place for USGAAP purposes, before 1 July 1996, capitalised interest with a net book value of $126 million (2003: $144 million, 2002: $188 million) have been included in the reconciliation of shareholders’ equity to USGAAP as at 30 June 2004. For fiscal 2004, additional depreciation and disposals of $18 million (2003: $44 million; 2002: $24 million) have been included in the reconciliation of net income to USGAAP.

Sale of property sold as part of a sale and lease back transaction

Under AGAAP, in fiscal 2002 we classified some land and buildings held for sale as other current assets. Under USGAAP, usually assets held for sale should be classified as current assets. However, as these assets were part of a sale and leaseback transaction, the land and buildings remained in property, plant and equipment until the sale was complete. In fiscal 2002, these assets were reclassified, with a net increase to property, plant and equipment of $435 million.

The property held for sale under AGAAP in fiscal 2002 was sold in fiscal 2003. Under AGAAP the net gain was recognised in net income.

Under USGAAP, any gains made on assets as part of a sale and leaseback transaction must be deferred and recognised over the period of the underlying leases. For fiscal 2003, the net gain reversed was $113 million. Of this balance, a net gain of $12 million has been recognised in fiscal 2004 in the reconciliations of net income and shareholders’ equity to USGAAP.

Telstra Corporation Limited and controlled entities

Notes to the Financial Statements (continued)

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

For USGAAP, the sale of non current assets is not considered to be an operating activity and as a result the net profit or loss on the sale of non current assets is reclassified to other income below operating income.

AGAAP reported profits or losses on the sale of revalued assets are based on revenue received less revalued net book value. For USGAAP, profits or losses are based on revenue received less historical net book value. Adjustments are made to the reconciliation of net income to USGAAP to record this difference in the profit or loss on sale.

Asset retirement obligations

Asset retirement obligations exist on our general purpose leased buildings and certain mobile tower communication assets that are situated on land held under operating leases. USGAAP requires us to recognise the fair value of these legal obligations as a liability, with the cost capitalised as part of the asset carrying value. Our treatment under AGAAP of these obligations is detailed in note 1.19(c).

We have determined that the difference in our AGAAP and USGAAP accounting policies for these asset retirement obligations is not material to us. Therefore, no adjustment has been made to the USGAAP reconciliation.

30(b) Investments

Investments in joint venture entities and associated entities

For a description of the USGAAP treatment of our investment in Reach, refer to note 30(o).

Equity securities (joint venture entities and associated entities)

Under AGAAP, temporary changes in the fair values of debt and equity securities are not required to be adjusted and recorded in the financial statements. AGAAP however does require permanent impairments in the value of debt and equity securities to be recorded in the statement of financial performance.

Under USGAAP, Statement of Financial Accounting Standards No.115 (SFAS 115) “Accounting for Certain Investments in Debt and Equity Securities,” we are required to account for debt and equity securities based on our intention to hold or sell the securities. Securities classified as held-to-maturity are stated at cost unless there is a decline in fair value that is considered permanent. This reduction is recorded in the statement of financial performance. Securities classified as available-for-sale are recorded at fair value with changes in fair value, other than a permanent reduction, recorded in a separate component of shareholders’ equity (accumulated other comprehensive income) until realised. Realised gains and losses are then recorded in the statement of financial performance.

Telstra Corporation Limited and controlled entities

Notes to the Financial Statements (continued)

30. United States generally accepted accounting principles disclosures (continued)

Notes to the reconciliations to financial reports prepared using
USGAAP (continued)

30(b) Investments (continued)

Available-for-sale securities

The following is a summary of our available-for-sale debt and equity securities:

			Telstra Group As at 30 June 2004
							Net
				Accrued	Amortised		unrealised
			Principal	interest	cost	Fair value	gain
	Note		$m	$m	$m	$m	$m
Marketable securities included in cash:
Bank bills and promissory notes	8		538	1	539	539	-

Equity securities:
Listed investments	11		15	—	—	71	56

Income tax expense							(17)

							39
Debt securities:
PCCW converting note - US$47 million face value	30	(m)	95	—	—	85	(10)

Income tax benefit							3

							(7)

Total unrealised gain (net of tax) on available-for-sale securities							32

			Telstra Group As at 30 June 2003
							Net
				Accrued	Amortised		unrealised
			Principal	interest	cost	Fair value	gain
	Note		$m	$m	$m	$m	$m
Marketable securities included in cash:
Bank bills and promissory notes	8		1,101	3	1,104	1,104	—

Equity securities:
Listed investments	11		32	—	—	89	57

Income tax expense							(17)

							40
Debt securities:
PCCW converting note - US$47 million face value	30	(m)	95	—	—	85	(10)

Income tax benefit							3

							(7)

Total unrealised gain (net of tax) on available-for-sale securities							33

Telstra Corporation Limited and controlled entities

Notes to the Financial Statements (continued)

30. United States generally accepted accounting principles disclosures (continued)

Notes to the reconciliations to financial reports prepared using
USGAAP (continued)

30(c) Dividend payable recognition

In fiscal 2002, under AGAAP, dividends declared after balance date and before approval of the financial reports were recognised as a liability in those financial statements.

Under USGAAP, provisions for dividends are only recognised as liabilities if the dividends are formally declared before balance date. The effect of this adjustment is disclosed in the reconciliation of shareholders’ equity to USGAAP. In fiscal 2003, due to a change in AGAAP, AGAAP is now consistent with USGAAP and this adjustment is no longer required. Refer to note 7 for additional disclosures on dividends.

The dividends per share for USGAAP (including the TESOP97 and TESOP99 options outstanding (refer note 30(k) below) as issued shares) in Australian dollars for the last three years are:

	Telstra Group
	Year ended 30 June
	2004	2003	2002
	¢	¢	¢
Dividends paid per share:
Total dividends paid per share per USGAAP	25.0	26.0	22.0

30(d) Minority interests (defined as outside equity interests per AGAAP)

Under AGAAP, minority interests are included in shareholders’ equity in ‘Outside equity interests’. Under USGAAP, minority interests are disclosed as a separate component of net assets rather than included in shareholders’ equity. The effect of this adjustment has been disclosed in the reconciliation of shareholders’ equity to USGAAP.

30(e) Dealer commissions and bonuses classification

Under AGAAP, dealer commissions and bonuses are included in goods and services purchased as they are directly related to our sales revenue. Under USGAAP, they are classified as other operating expenses. In the statement of financial performance measured and classified under USGAAP, we have reclassified $496 million of dealer commissions and bonuses from goods and services purchased to other operating expenses (2003: $379 million; 2002: $353 million).

30(f) Retirement benefits

Pension costs/benefits (defined as superannuation expense under AGAAP) for our defined benefit plans are based on contributions payable to the plans for the year, at rates determined by the actuary of the defined benefit plans. Refer to note 22 for details of our superannuation plans.

Under AGAAP, where there has been a shortfall in prior years of the net market value of our defined benefit scheme’s assets when compared to members’ vested entitlements, we have provided for the present value of any shortfall, to the extent that the shortfall represents a present obligation. We do not record a pension asset where scheme assets are greater than members’ vested entitlements.

Under USGAAP, pension costs/benefits for defined benefit plans are accounted for under Statement of Financial Accounting Standards No. 87 (SFAS 87) “Employers’ Accounting for Pensions” and are calculated by an actuary using the projected unit credit method. This method includes current service cost, interest cost, return on plan assets and amortisation of transition assets. Aggregated unrecorded gains and losses of the plans exceeding 10% of the greater of the aggregated projected benefit obligation or the market value of the plan assets are amortised over the average expected service period of active employees expected to receive benefits under the plan.

We adopted SFAS 87 on 1 July 1992, as it was not feasible to adopt SFAS 87 from its effective date of 1 July 1989. The transition asset recorded under SFAS 87 is being amortised from 1 July 1992 over 12 years, ending 30 June 2004. Where scheme assets are greater than the present obligations relating to members’ vested entitlements, the difference is recognised as an asset in accordance with USGAAP.

We use the following measurement dates for our defined benefit plans:

Measurement
Date
Telstra Super	30 June
CSS	(i)
HK CSL Retirement Scheme	31 May

Telstra Corporation Limited and controlled entities

Notes to the Financial Statements (continued)

30. United States generally accepted accounting principles disclosures (continued)

Notes to the reconciliations to financial reports prepared using
USGAAP (continued)

30(f) Retirement benefits (continued)

The effect of the adjustments required by SFAS 87 to retirement benefit expense/gain has been disclosed in the USGAAP reconciliations. If we had reported our net periodic pension cost/ benefit and the funded status of the defined benefit superannuation plans in accordance with the accounting principles and actuarial assumptions under USGAAP, the disclosures required are as follows:

		Telstra Group
		Year ended 30 June
		2004	2004	2003	2002
	Note	$m	US$m	$m	$m
Net periodic pension cost/(benefit) (all funds combined)
The components of net periodic pension cost for our defined benefit superannuation plans are as follows:
Service cost on benefits earned		351	246	337	333
Interest cost on projected benefit obligation		558	391	657	716
Expected return on assets		(834)	(584)	(1,003)	(1,292)
Expenses and taxation		59	41	74	74
Member contributions for defined benefits		(109)	(76)	(113)	(109)
Amortisation of transition asset		(84)	(59)	(84)	(85)
Amortisation of fund loss		164	115	30	—
Transfers to HK CSL Retirement Scheme (ii)		—	—	6	—
Settlement loss/(gain) (i)		3,865	2,705	(26)	(107)

Net periodic pension cost/(benefit) per USGAAP		3,970	2,779	(122)	(470)
Reverse amount expensed for AGAAP (labour expense)		(5)	(4)	(8)	(2)

Total USGAAP adjustment - retirement benefit expense/(gain)		3,965	2,775	(130)	(472)

We used the following major assumptions to determine net periodic pension cost/(benefit) for the years ended 30 June:
Discount rate		5.00%	5.00%	6.50%	6.00%
Expected rate of increase in future salaries		3.49%	3.49%	4.00%	3.50%
Expected long-term rate of return on assets		7.50%	7.50%	8.50%	8.50%

In order to project the expected long term rate of return on assets, estimates are prepared for the return of each major asset class over the subsequent 10 year period, or longer. Those estimates are based on a combination of factors including the current market outlook for interest rates, inflation, earnings growth and currency strength.

To determine the aggregate return, the expected future return of each asset class is then weighted according to the strategic asset allocation of total plan assets.

Telstra Corporation Limited and controlled entities

Notes to the Financial Statements (continued)

30. United States generally accepted accounting principles disclosures (continued)

Notes to the reconciliations to financial reports prepared using
USGAAP (continued)

30(f) Retirement benefits (continued)

		Telstra Group
		Year ended 30 June
		2004	2004	2003	2002
	Note	$m	US$m	$m	$m
Benefit obligations (all funds combined)
Reconciliation of change in benefit obligation
Projected benefit obligation at beginning of year		10,249	7,174	9,537	9,146
Service cost		351	246	337	333
Interest cost		558	391	657	716
Transfers to HK CSL Retirement Scheme (ii)		—	—	80	—
Member contributions		81	57	122	117
Benefit payments		(971)	(680)	(945)	(902)
Curtailment (gain)/loss		(3)	(2)	9	32
Foreign currency exchange rate changes		(3)	(2)	(12)	—
Settlement of CSS (i)		(3,687)	(2,581)	—	—
Actuarial (gain)/loss		(166)	(116)	464	95

Projected benefit obligation at end of year		6,409	4,487	10,249	9,537

We used the following major assumptions to determine benefit obligations at 30 June:
Discount rate		5.99%	5.99%	5.00%	6.50%
Expected rate of increase in future salaries		3.97%	3.97%	3.49%	4.00%

Accumulated benefit obligation at end of year (all funds combined)		5,032	3,522	8,041	8,111

Plan assets (all funds combined)
Reconciliation of change in fair value of plan assets
Fair value of plan assets at beginning of year		11,546	8,082	12,208	13,502
Actual return on plan assets		1,270	889	53	(544)
Transfers to HK CSL Retirement Scheme (ii)		—	—	74	—
Employer contributions		5	4	8	2
Member contributions for defined benefits		109	76	113	109
Transfers/member contributions for accumulation benefits		81	57	122	117
Benefit payments		(971)	(680)	(945)	(904)
Plan expenses		(15)	(11)	(13)	(13)
Foreign currency exchange rate changes		(2)	(1)	(13)	—
Settlement of CSS (i)		(4,832)	(3,382)	—	—
Contribution tax		(44)	(31)	(61)	(61)

Fair value of plan assets at end of year		7,147	5,003	11,546	12,208

	Target	2004	2003	2002
Our weighted-average asset allocations by asset category at 30 June are as follows:
Equity securities (iii)	74.8%	53.0%	55.0%	63.6%
Debt securities (iii)	13.2%	29.5%	25.4%	17.7%
Property (iii)	10.0%	12.1%	16.8%	15.1%
Other (iii)	2.0%	5.4%	2.8%	3.6%

	100%	100%	100%	100%

Telstra Corporation Limited and controlled entities

Notes to the Financial Statements (continued)

30. United States generally accepted accounting principles disclosures (continued)

Notes to the reconciliations to financial reports prepared using
USGAAP (continued)

30(f) Retirement benefits (continued)

	Telstra Group
	Year ended 30 June
	2004	2004	2003	2002
	$m	US$m	$m	$m
Reconciliation of funded status of plan (all funds combined)
Projected benefit obligation	(6,409)	(4,487)	(10,249)	(9,537)
Plan assets at fair value	7,147	5,003	11,546	12,208

Funded status	738	516	1,297	2,671
Unrecognised net transition asset (iv)	4	3	(79)	(169)
Unrecognised net actuarial (gain)/loss (iv)	(489)	(342)	2,999	1,585

Prepaid pension asset at 30 June	253	177	4,217	4,087

Our defined benefit plans investment strategy is to control the level of risk by investing in a broad range of quality investments, and using a range of Australian and international investment managers who specialise in cash, fixed interest, shares and property. We constantly review our investments and adjust our investment strategy in order to maximise returns within this controlled risk profile and take advantage of perceived market efficiencies.

Investment goals are to earn the best possible returns within the appropriate strategic level of risk, and maintain the funds financial viability by ensuring plan assets exceed benefit obligations.

Derivatives are used to limit exposure to market fluctuations and are used within appropriate control environments for direct and externally managed investments. Derivatives are not used for speculative purposes.

Expected Cash Flows (all funds combined)

We expect to contribute $4 million to our HK CSL Retirement Scheme in fiscal 2005. Based on the latest actuarial investigation, we do not expect to make any contributions to Telstra Super during fiscal 2005. Refer to note 22 for further information.

The following benefit payments, which reflect expected future service, are expected to be paid.

	Telstra Group
	Year ended 30 June
						2010 -
	2005	2006	2007	2008	2009	2014
	$m	$m	$m	$m	$m	$m
Expected benefit payments	179	189	206	227	260	1,710

(i) On 17 June 2004, the Commonwealth paid Telstra Super $3,125 million as settlement for the previous transfers of CSS members to Telstra Super. As part of the settlement arrangement, the Commonwealth has assumed responsibility for all liabilities in respect of former and current Telstra employees who remain in the CSS. Refer to note 22 for further information.

As we have no further obligations for these CSS members, we have recorded a settlement loss for USGAAP in relation to the CSS of $1,145 million. In addition, we have recognised the previously unrecognised net actuarial loss in relation to the CSS of $2,725 million.

(ii) On 1 December 2002, Hong Kong CSL Limited (HK CSL) established a new scheme known as the HK CSL Retirement Scheme. Previously, HK CSL participated in the Pacific Century CyberWorks (PCCW) Retirement Scheme, the scheme of its previous immediate parent. The assets attributable to HK CSL of the previous scheme were transferred to the HK CSL Retirement Scheme. Refer to note 22 for further details.

(iii) The CSS was a notional fund that did not hold physical managed assets. This notional fund accumulated the same returns as that earned by Telstra Super. As such, for the purposes of disclosing our weighted average asset allocations by asset category, the asset allocations of the CSS for fiscal 2003 and fiscal 2002 have been assumed to be the same as the asset allocations of Telstra Super.

(iv) Settlements recorded in net periodic pension cost/benefit have effected the unrecognised net transition asset and the unrecognised net actuarial (gain)/loss as follows:

(a) unrecognised transition asset; 2004: $nil; 2003: $1 million gain; 2002: $1 million gain.

(b) unrecognised net actuarial gain/loss; 2004: $2,725 million loss; 2003: $26 million gain; fiscal 2002: $110 million gain.

Telstra Corporation Limited and controlled entities

Notes to the Financial Statements (continued)

30. United States generally accepted accounting principles disclosures (continued)

Notes to the reconciliations to financial reports prepared using
USGAAP (continued)

30(g) Employee entitlements - Long Service Leave

Our employee entitlement provisions include a liability for long service leave. Refer to note 1.19(a) for a definition of long service leave. The assumptions used to calculate this liability for AGAAP are consistent with those used under SFAS 87 for USGAAP.

30(h) Enterprise bargaining agreements

Telstra currently has six separate business unit enterprise agreements in operation which provided staff covered by these agreements with a 2% salary increase in July 2003 and another 2% salary increase in January 2004. Further increases are scheduled for July 2004 and January 2005 in accordance with these agreements.

These agreements are due to expire in June 2005. As at 30 June 2004 approximately 57% of full time staff were covered by the Business Unit Enterprise Agreements and the Telstra Shop Agreement.

30(i) Mobile phone subsidies

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

We have adopted EITF 00-21, “Revenue Arrangements with Multiple Deliverables”, from 1 July 2003. EITF 00-21 requires us to account for the sale of mobile phones with subsidies as separate transactions from the mobile phone contracts. We have adopted EITF 00-21 for both our AGAAP and USGAAP financial statements and as such there are no USGAAP adjustments. Refer to note 1.2 and 1.16(b) for further information.

30(j) Income tax

Under AGAAP, timing differences are recorded in the statement of financial position as deferred tax assets and liabilities using the liability method of tax effect accounting. Future income tax benefits relating to tax losses and timing differences are not recorded as an asset unless the benefit is considered virtually certain of being realised.

Under USGAAP, deferred tax assets and liabilities are created for all temporary differences between the accounting and tax bases of assets and liabilities that will reverse during future taxable periods, including tax losses. Deferred tax assets are reduced by a valuation allowance if, in the opinion of management, it is more likely than not that some portion, or all of the deferred tax asset, will not be realised. We increase or decrease our deferred tax balances for the income tax effect of accounting differences included in our reconciliations of net income and shareholders’ equity to USGAAP.

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

Notes to the Financial Statements (continued)

30. United States generally accepted accounting principles disclosures (continued)

Notes to the reconciliations to financial reports prepared using USGAAP (continued)

30(j) Income tax (continued)

	Telstra Group
	As at 30 June
	2004	2004	2003	2002
	$m	US$m	$m	$m
Future income tax benefit (deferred tax assets)
Property, plant and equipment	33	23	33	33
Foreign exchange translation, hedge and other finance costs	134	94	238	58
Employee entitlements	297	208	252	331
Revenue received in advance	60	42	49	7
Inventory valuation	9	6	9	—
Provisions	66	46	99	212
Marketable securities	89	62	—	—
Carried forward tax losses	207	145	210	148
Other	211	148	212	110
Valuation allowance	(247)	(173)	(251)	(154)

Total deferred tax assets under USGAAP	859	601	851	745

Deferred income tax (deferred tax liabilities)
Property, plant and equipment	2,351	1,646	2,366	2,521
Foreign exchange translation, hedge and other finance costs	11	8	—	1
Prepaid pension cost	76	53	1,265	1,226
Prepayments	—	—	3	6
Expenditure accruals	82	57	—	69
Marketable securities	—	—	1	27
Other	—	—	61	43

Total deferred tax liabilities under USGAAP	2,520	1,764	3,696	3,893

Net deferred tax liability under USGAAP	(1,661)	(1,163)	(2,845)	(3,148)

Represented by:
AGAAP future income tax benefit - non current	2	1	—	132
AGAAP deferred income tax - non current	(1,807)	(1,265)	(1,814)	(1,987)
USGAAP/AGAAP income tax differences	144	101	(1,031)	(1,293)

Net deferred tax liability under USGAAP	(1,661)	(1,163)	(2,845)	(3,148)

Reported as follows for the USGAAP statement of financial position:
Current deferred tax asset (future income tax benefit)	203	142	169	307
Current deferred tax liability (deferred income tax)	(3)	(2)	(3)	(6)

Net current deferred tax asset (future income tax benefit)	200	140	166	301

Non current deferred tax asset (future income tax benefit)	656	459	682	438
Non current deferred tax liability (deferred income tax)	(2,517)	(1,762)	(3,693)	(3,887)

Net non current deferred tax liability (deferred income tax)	(1,861)	(1,303)	(3,011)	(3,449)

	(1,661)	(1,163)	(2,845)	(3,148)

The components of income tax expense for USGAAP are:
Current tax expense	1,704	1,193	1,567	1,608
Deferred tax expense	(1,077)	(754)	(180)	235
(Over)/under provision in prior year	(34)	(24)	(28)	16

Income tax expense for USGAAP	593	415	1,359	1,859

Telstra Corporation Limited and controlled entities

Notes to the Financial Statements (continued)

30. United States generally accepted accounting principles disclosures (continued)

Notes to the reconciliations to financial reports prepared using USGAAP (continued)

30(k) Employee share plans and compensation expenses

Our employee and executive share plans are described in note 19. AGAAP does not require certain employee compensation and option expenses to be recorded in the statement of financial performance for our employee share plans.

Under USGAAP, we have adopted Statement of Financial Accounting Standards No.123 (SFAS 123) “Accounting for Stock Based Compensation,”. Under this method, compensation expense is calculated based on the fair value of options on the grant date and recognised over the associated service period, which is usually the vesting period. USGAAP requires that shares issued under TESOP97 and TESOP99 in conjunction with non-recourse loans be accounted for as options. The outstanding balance of the loans for TESOP97 and TESOP99 provided to employees is deducted from shareholders’ equity rather than classified as a receivable. In addition options, restricted shares, performance rights and deferred shares issued under the Telstra Growthshare executive compensation scheme are also accounted for as options.

In fiscal 2004, there was no additional compensation expense included in the reconciliation of net income for USGAAP (2003: $nil; 2002: $41 million). A life to date expense of $382 million is recorded as additional paid in capital in total shareholders equity for USGAAP (2003: $333 million; 2002: $333 million). The increase of $49 million in fiscal 2004 relates to the consolidation of the Telstra Growthshare Trust and the recognition of contributions to the trust as additional paid in capital. Refer to note 30(s).

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

For fiscal 2004, 2003 and 2002, only the TESOP97 options are dilutive for the USGAAP earnings per share calculation as the exercise price of the TESOP99 options was above the average Telstra share price.

	Telstra Group
	As at 30 June
	2004	2003	2002
	Number	Number	Number
TESOP97
Options outstanding at beginning of year	54,332,125	63,473,375	74,223,125
Options exercised	(6,005,125)	(9,141,250)	(10,749,750)

Options outstanding at end of year	48,327,000	54,332,125	63,473,375

TESOP99
Options outstanding at beginning of year	14,828,600	14,965,500	15,666,400
Options exercised	(206,600)	(136,900)	(700,900)

Options outstanding at end of year	14,622,000	14,828,600	14,965,500

For TESOP97, the weighted average price of the option at 30 June 2004, 30 June 2003 and 30 June 2002 was $1.58.

For TESOP99, the weighted average price of the option at 30 June 2004, 30 June 2003 and 30 June 2002 was $3.53.

Telstra Growthshare General

The Telstra Growthshare options issued under all schemes become vested options when the performance hurdles have been reached and the executive pays the exercise price per share. The Growthshare restricted share options, performance right options and deferred share options allocated to employees under all schemes vest when the performance hurdles have been reached or period of service completed.

For USGAAP compensation expense is measured in the year that the options are granted less any compensation expense paid under AGAAP based on calculated “option values” for Growthshare options, restricted share options, performance right options and deferred share options. An allowance is made for expected resignations and cancellations when calculating the various option values.

For fiscal 2004, only the deferred share options are considered dilutive for the USGAAP earnings per share calculation. For fiscal 2003 and fiscal 2002, the options, restricted share options, performance right options and deferred share options were not dilutive for earnings per share calculations.

For the details of Telstra Growthshare options granted, lapsed and outstanding, as well as the valuation methodology and assumptions regarding Telstra Growthshare issues, refer to note 19.

Telstra Corporation Limited and controlled entities

Notes to the Financial Statements (continued)

30. United States generally accepted accounting principles disclosures (continued)

Notes to the reconciliations to financial reports prepared using USGAAP (continued)

30(l) Redundancy and restructuring provisions

In fiscal 2000, under AGAAP, we recorded a provision for redundancy and restructuring of $486 million before tax. The amount charged for income tax expense was $175 million with a net amount after tax of $311 million. We satisfied the AGAAP requirements for recording this provision. However, under USGAAP, we did not meet the stricter requirements imposed on us to be able to record the provision. By fiscal 2002, this provision had been fully utilised. Therefore, we reversed the AGAAP provision in the reconciliation of shareholders’ equity to USGAAP for fiscal 2001 and recognised the movement in this provision in fiscal 2002 as an expense in the reconciliation to net income of $94 million.

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

In future periods, the expected number of 22 redundancies and payments of $2 million still remains as a provision balance (2003: $3 million; 2002: $3 million). For fiscal 2002, staff unrelated to the 1997 program were made redundant and their costs were charged as an expense.

	Telstra Group
	As at 30 June
	2004	2003	2002
	Number	Number	Number
Expected redundancies	22	80	80

We have made the following payments which have been charged against the provision for redundancy and restructuring:

	Telstra Group
	As at 30 June
	2004	2003	2002
	$m	$m	$m
Career transition and other employee costs	1	—	1

The fiscal 1997 redundancy and restructuring provision has been substantially utilised as at 30 June 2004. The $2 million provision balance remains due to contractual obligations Telstra has with third parties in relation to outsourcing agreements, superannuation arrangements and surplus leased space.

The impact of redundancies has been taken into consideration in the SFAS 87 calculation in note 30(f) Retirement benefits.

Telstra Corporation Limited and controlled entities

Notes to the Financial Statements (continued)

30. United States generally accepted accounting principles disclosures (continued)

Notes to the reconciliations to financial reports prepared using USGAAP (continued)

30(m) Derivative financial instruments and hedging activities

Our risk management policies and objectives of entering into derivative financial instruments have been disclosed in note 29, “Additional financial instruments disclosures.”

In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, “Accounting for Derivative Instruments and Hedging Activities” (SFAS 133), as amended by Statement of Financial Accounting Standards No. 138, “Accounting for Certain Derivative Instruments and Certain Hedging Activities”. SFAS 133 requires us to recognise all of our derivative instruments as either assets or liabilities in the statement of financial position at fair value. The accounting for changes in the fair value (i.e. gains or losses) of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship and further, on the type of hedging relationship. For those derivative instruments that are designated and qualify as hedging instruments, we must designate the hedging instrument, based upon the exposure being hedged, as a fair value hedge, cash flow hedge or a hedge of a net investment in a foreign operation.

For derivative instruments that are designated and qualify as a fair value hedge (i.e., hedging the exposure to changes in the fair value of an asset or a liability or an identified portion thereof that is attributable to a particular risk), the gain or loss on the derivative instrument, as well as the offsetting loss or gain on the hedged item attributable to the hedged risk, are recognised in other income/ expense as part of net income during the period of the change in fair values. For derivative instruments that are designated and qualify as a cash flow hedge (i.e., hedging the exposure to variability in expected future cash flows that is attributable to a particular risk), the effective portion of the gain or loss on the derivative instrument is reported as a component of accumulated other comprehensive income and reclassified into net income in the same period or periods during which the hedged transaction affects net income. The remaining gain or loss on the derivative instrument in excess of the cumulative change in the present value of future cash flows of the hedged item, if any, is recognised in other income/expense as part of net income during the period of change. For derivative instruments that are designated and qualify as a hedge of a net investment in a foreign currency, the gain or loss is that reported in other comprehensive income as part of the cumulative translation adjustment to the extent it is effective. For derivative instruments not designated as hedging instruments, the gain or loss is recognised in net income during the period of change.

We enter into forward foreign exchange contracts to hedge certain firm commitments denominated in foreign currencies relating to our capital expenditure programs. Under AGAAP, realised gains and losses on termination of these hedges are recognised as a net cost of the equipment acquired.

We are not able to identify specific forward foreign exchange contracts with specific capital expenditure contracts to meet the designation criteria in SFAS 133. As a result, changes in fair value of the forward foreign exchange contracts are required to be recognised in net income for USGAAP purposes. We have recorded a marked to market loss of $1 million in other income per USGAAP for the forward foreign exchange contracts outstanding at 30 June 2004 (2003: $5 million gain; 2002: $11 million loss). We also recorded an additional adjustment of $3 million, net of tax, in other income per USGAAP to reverse net realised foreign exchange losses capitalised in property, plant and equipment in fiscal 2004 under AGAAP (2003: $1 million gain, 2002: $1 million loss).

We enter into interest rate swaps to manage our exposure to interest rate risk relating to our outstanding short-term commercial paper. SFAS 133 does not allow us to consider the interest rate swaps used to manage our interest rate exposure as hedges. As a result, changes in the fair values of these interest rate swaps are required to be included in the reconciliation of net income to USGAAP. We have recorded a marked to market gain of $158 million, before tax, as an expense in other income per USGAAP for changes in fair value of interest rate swap contracts outstanding at 30 June 2004 (2003: $128 million loss; 2002: $17 million gain).

We enter into cross currency interest rate swaps to hedge our exposure to the risk of overall changes in fair value relating to interest rate and foreign currency risk of our foreign currency borrowings. During fiscal 2004, 2003 and 2002, the ineffective portion of our hedging instruments (inclusive of the time value of money) was taken to other income/expense in the statement of financial performance.

During the year ended 30 June 2003, we reclassified $17 million of losses, net of tax, from accumulated other comprehensive income to other income (2002: $15 million). At 30 June 2003 there were no remaining losses recorded in accumulated other comprehensive income related to the repayment of borrowings that were hedged by interest rate and cross currency swaps in cash flow hedging relationships prior to the adoption of SFAS 133.

Telstra Corporation Limited and controlled entities

Notes to the Financial Statements (continued)

30. United States generally accepted accounting principles disclosures (continued)

Notes to the reconciliations to financial reports prepared using USGAAP (continued)

30(m) Derivative financial instruments and hedging activities (continued)

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

During the year ended 30 June 2003 we redeemed US$143 million of this converting note in return for entering into a capacity prepayment agreement with Reach Limited as discussed in note 30(o).

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

Our conversion option contained in the original note was classified as an embedded derivative under SFAS 133 as its underlying risk, relating to changes in the value of PCCW common stock, was not clearly and closely related to changes in the underlying risk of the note, namely changes in interest rates. The note portion of the instrument was classified as an available-for-sale security with changes in fair value being recorded in other comprehensive income. The fair value of the option in the original note was written off in full before redemption. We recorded a loss of $10 million in fiscal 2002.

The note is classified as an available-for-sale security and is disclosed in note 30(b).

TelstraClear SFAS 133 adjustments

In November 2001, the underlying debt of TelstraClear was restructured and effectively cancelled and replaced with a new credit facility. The swap contracts were not restructured. As a result, the transition adjustment has been amortised over the maturity schedule of the restructured debt (to June 2002), resulting in amortisation for fiscal 2002 of $3 million.

At June 2002, the change in fair value of the interest rate swap contract of $1 million was recorded as interest income.

30(n) Sale of Global Wholesale Business to Reach Ltd (Reach)

In fiscal 2001, as a part of the strategic alliance with PCCW, a joint venture entity, Reach, was formed through the combination of our international wholesale business and certain other wholesale assets together with certain PCCW assets. Under AGAAP, the investment in the joint venture entity was recognised at its cost of acquisition, being the fair value of the assets transferred net of cash received and including acquisition costs. The gain on sale of the Global Wholesale Business, measured as the difference between the cost of the investment and the net book values of the net assets transferred, was deferred to the extent of our ownership interest retained in the joint venture entity, in this case being 50%.

Under USGAAP, investments in joint venture entities should be recorded at the net book value of the assets and liabilities transferred, reduced by the amount of any cash received. Where the resultant carrying value is a negative amount, the excess credit is recognised as an adjustment to the amount of goodwill on other components of the interdependent transactions — in this case a $30 million reduction on the CSL goodwill (refer note 30(p)). Also, there were differences in the fair valuation of the net assets. These related to pre-1996 capitalised interest, assembled work force and other fair value adjustments.

The total effect of these differences reduces shareholders’ equity under USGAAP by $882 million as at 30 June 2004 (2003: $882 million; 2002: $882 million).

30(o) Equity accounting and write down adjustments for Reach Ltd (Reach)

USGAAP adjustments made on the sale of the Global Wholesale Business to Reach in 30(n) above, will result in ongoing differences in the reconciliations of net income and shareholders’ equity to USGAAP.

Under AGAAP, 50% of the profit after tax was deferred and accounted for in the investment carrying value. The deferred gain was to be recognised in the statement of financial performance on a straight line basis over a period of 20 years. For fiscal 2003, this adjustment was $22 million up to the date of the write down of Reach (refer below) and was reversed for USGAAP (2002: $44 million). Under AGAAP there is no further recognition of this amount due to the write down.

For USGAAP equity accounting, there was a calculation of notional goodwill at inception that was required to be amortised over the life of the investment. This goodwill was determined by comparing the investment carrying value to 50% of the net assets/(liabilities) of Reach. This amount, similar to AGAAP, was not separately recognised in the statement of financial position, however, it was included in the investment carrying amount. This notional goodwill has been written off with the write down of the Reach investment (refer below).

Telstra Corporation Limited and controlled entities

Notes to the Financial Statements (continued)

30. United States generally accepted accounting principles disclosures (continued)

Notes to the reconciliations to financial reports prepared using USGAAP (continued)

30(o) Equity accounting and write down adjustments for Reach Ltd (Reach) (continued)

Write down of Reach investment

As discussed in notes 3 and 24, as at 31 December 2002, we wrote down the entire carrying amount of our investment in Reach. In accordance with Accounting Principles Board Opinion No. 18, “The Equity Method of Accounting for Investments in Common Stock”, where there is evidence that would indicate a loss in value of an investment that is other than a temporary decline, the loss in value should be recognised. Such factors include, but are not limited to, a current fair value of an investment that is less than its carrying amount and the inability of the investee to sustain an earnings capacity that would justify the carrying amount of the investment.

A discounted cash flow model was used to calculate the fair value of our investment in Reach and as a result the carrying amount was written down to zero. For AGAAP, this resulted in a write down of $965 million. However, due to GAAP differences discussed above and in note 30(p), under USGAAP the write down of the investment was $203 million. Therefore, an additional net adjustment of $762 million was recognised in the reconciliations of net income and shareholders equity to USGAAP. Refer to note 3 for further explanation of the write down made under AGAAP.

Other non-participating investments in Reach

Under AGAAP, equity accounting is suspended where the cumulative share of losses and reserve movements have reduced the participating equity investment to zero.

Under USGAAP, equity accounted losses are required to be recognised in net income to the extent that we have other non-participating investments in the equity accounted entity (i.e. preference shares or loans). In fiscal 2003 we ceased equity accounting our Reach investment under AGAAP due to the investment being written down to zero.

In April 2003 we made a capacity prepayment of $230 million (US$143 million) to Reach. This advance accrues interest on a compounding basis at a market reference rate and is to be repaid through the provision of capacity in the future at market prices. This is recorded as a receivable under AGAAP (refer to note 9). Under USGAAP, this amount (including accrued interest) is considered to be a non-participating investment in Reach. As such we have continued to equity account our share of the net assets and losses of Reach under USGAAP as an adjustment to the adjusted basis of this receivable.

During fiscal 2004, our share of equity accounted losses and net assets of Reach exceeded the balance of the capacity prepayment and as such we have ceased equity accounting for Reach under USGAAP. Equity accounting was suspended when our share of losses and net assets reduced the capacity prepayment to zero.

The USGAAP adjustment to recognise our share of equity accounted losses of Reach in fiscal 2004, up to the suspension of equity accounting, is $267 million (2003: $82 million). The adjustment to recognise our share of the accumulated other comprehensive income of Reach in fiscal 2004 is $130 million (2003: $22 million loss; 2002: $12 million loss).

The capacity prepayment balance continues to be recorded as a receivable under AGAAP and is restated at the spot rate at year end. Foreign currency translation differences are recorded in the statement of financial performance. For USGAAP these translation differences have been reversed since the suspension of equity accounting. For fiscal 2004, $17 million of foreign currency gains recorded under AGAAP have been reversed for USGAAP.

During fiscal 2004, we, together with our joint venture partner PCCW, provided a US$311 million loan to Reach. Our share of the loan at 30 June 2004 is $226 million. This loan is considered to be impaired for both AGAAP and USGAAP purposes and has been fully provided for. As the adjusted basis of this loan under USGAAP is zero, we have not continued equity accounting for Reach against this loan.

The total net adjustment in the reconciliation of net income to USGAAP in fiscal 2004 for all of these differences is a decrease of $264 million (2003: $665 million increase; 2002: $36 million increase). The total net adjustment included in the reconciliation of shareholders’ equity to USGAAP is $584 million (2003: $696 million; 2002: $41 million).

30(p) Consolidation adjustment for Telstra CSL Limited (CSL)

There are several adjustments that need to be made for the consolidation of CSL for USGAAP purposes.

For AGAAP, gains/losses on a hedge for the purchase of CSL are included in the cost of the acquisition, thereby effecting the determination of goodwill. For USGAAP, gains/losses on hedges of a purchase business combination are recognised in net income. Accordingly, in fiscal 2001, hedging losses of $30 million that were included in the cost of acquisition of CSL for AGAAP, have been recognised in net income under USGAAP.

Telstra Corporation Limited and controlled entities

Notes to the Financial Statements (continued)

30. United States generally accepted accounting principles disclosures (continued)

Notes to the reconciliations to financial reports prepared using USGAAP (continued)

30(p) Consolidation adjustment for Telstra CSL Limited (CSL) (continued)

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

For AGAAP, acquisition costs of $999 million were written off on acquisition of CSL in January 2001. USGAAP did not allow such a write-off, unless it could be supported by an analysis of the undiscounted cash flows of the entity. As a result of an analysis of undiscounted cash flows relating to CSL, a goodwill write-off was not supportable under USGAAP. Accordingly, the goodwill write-off was reversed and is carried forward as a difference in the reconciliation of shareholders’ equity to USGAAP. This amount was also amortised in fiscal 2002 for USGAAP. For fiscal 2003, $309 million of goodwill was recorded as an impairment loss under USGAAP, based on the transitional goodwill impairment test. Refer to note 30(r) for further information as to the accounting requirements and basis of the impairment.

30(q) Fair Value and General Reserve adjustments

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

In fiscal 2002, we had a share of a foreign associated entity’s general reserve credit of $2 million. For USGAAP purposes this reserve was transferred to the foreign currency translation reserve. In fiscal 2004 we disposed of the foreign associated entity and, under AGAAP, transferred our share of the entity’s general reserve and foreign currency translation reserve to retained earnings. Under USGAAP, the total amount transferred of $35 million has been adjusted against our profit recorded on the disposal of the entity.

30(r) Goodwill and other intangible asset adjustments

Under USGAAP, goodwill is no longer amortised but reviewed for impairment annually, or more frequently if certain indicators or triggers arise. Goodwill is tested for impairment at a “reporting unit” level and we have assigned goodwill to reporting units in accordance with the net goodwill balances by legal entity included in note 13.

We completed the initial step of the transitional impairment test within six months of adoption of Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets” (SFAS 142), using a discounted cash flow technique to calculate the fair value of the reporting units to identify any impairment in the carrying value of goodwill. As a result we have recorded an impairment loss of $309 million relating to the USGAAP carrying value of goodwill in CSL as a cumulative effect of a change in accounting principle in fiscal 2003.

At 30 June 2003, we identified a further impairment in the USGAAP carrying value of the goodwill in CSL. The fair value of CSL was determined using a discounted cash flow technique. As a result, we have recognised an additional impairment loss of $85 million.

Under AGAAP, goodwill is still amortised over its useful life and we have reversed the goodwill amortised of $125 million for the year ended 30 June 2004 (2003: $178 million) in the reconciliations of net income and shareholders’ equity to USGAAP.

The following table represents adjusted net income per USGAAP and adjusted earnings per share to exclude amortisation expense for goodwill that is no longer amortised:

	Telstra Group
	Year ended 30 June
	2004	2003	2002
	$m	$m	$m
Net income per USGAAP	1,381	3,450	3,898
Goodwill amortisation	—	—	262

Adjusted net income per USGAAP	1,381	3,450	4,160

	¢	¢	¢

Basic earnings per share per USGAAP (cents)	10.9	27.0	30.5
Goodwill amortisation	—	—	2.0

Adjusted basic earnings per share per USGAAP (cents)	10.9	27.0	32.5

Diluted earnings per share per USGAAP (cents)	10.9	26.9	30.4
Goodwill amortisation	—	—	2.0

Adjusted diluted earnings per share per USGAAP (cents)	10.9	26.9	32.4

Telstra Corporation Limited and controlled entities

Notes to the Financial Statements (continued)

30. United States generally accepted accounting principles disclosures (continued)

Notes to the reconciliations to financial reports prepared using USGAAP (continued)

30(r) Goodwill and other intangible asset adjustments (continued)

The following table is a reconciliation of the carrying amount of our goodwill under USGAAP by reportable segment:

Telstra Group

	Telstra
	Business &	Telstra
	Government	International	Other	Total
	$m	$m	$m	$m
Carrying amount of goodwill (USGAAP) at 30 June 2002	50	2,700	50	2,800
Additional goodwill recognised	—	71	—	71
Impairment losses	—	(394)	—	(394)
Foreign currency translation adjustment	—	(365)	—	(365)

Carrying amount of goodwill (USGAAP) at 30 June 2003	50	2,012	50	2,112
Additional goodwill recognised	23	—	186	209
Foreign currency translation adjustment	2	(50)	—	(48)

Carrying amount of goodwill (USGAAP) at 30 June 2004	75	1,962	236	2,273

Intangible assets subject to amortisation

Our intangible assets still subject to amortisation are brandnames, customer bases, and patents, trademarks and licences. The carrying amount of these intangibles are disclosed in note 13. The following table represents the estimated aggregate amortisation expense for other intangible assets which are still amortised under USGAAP:

	Telstra Group
	Year ended 30 June
	2005	2006	2007	2008	2009
	$m	$m	$m	$m	$m
Estimated aggregate amortisation expense	121	114	78	41	41

Intangible assets not subject to amortisation

On 5 March 2004, we acquired 100% of the share capital of Trading Post (Australia) Holdings Pty Ltd. As part of this acquisition we recognised $448 million of mastheads. These mastheads are not amortised under AGAAP or USGAAP as we have determined that they have indefinite lives. Our mastheads are disclosed in note 13.

Translation of goodwill and other intangible assets

Goodwill and other intangible assets recognised as a result of the acquisition of a controlled foreign entity are translated at their historical foreign currency translation rate under AGAAP as they arise in $A. Under USGAAP, using the current rate method, translation is performed at the spot rate at year end. Amortisation of intangible assets subject to amortisation (and goodwill in fiscal 2002) is translated using the weighted average rate. Adjustments have been made to restate amortisation at the weighted average exchange rate and to adjust the ending goodwill and other intangible asset balances for fluctuations in the functional currency of the controlled foreign entity.

The total net adjustments included in the reconciliation of shareholders’ equity to USGAAP resulting from the decrease to the ending balance of goodwill and other intangibles is $514 million (2003: $480 million; 2002: $115 million). The net adjustments above resulted in an increase to amortisation for USGAAP in fiscal 2004 of $3 million (2003: $nil; 2002: $52 million). From fiscal 2003 goodwill under USGAAP is no longer amortised.

Telstra Corporation Limited and controlled entities

Notes to the Financial Statements (continued)

30. United States generally accepted accounting principles disclosures (continued)

Notes to the reconciliations to financial reports prepared using USGAAP (continued)

30(s) Consolidation of variable interest entities

AGAAP requires consolidation of an entity where we are able to dominate decision making, directly or indirectly, relating to the financial and operating policies of that entity to enable it to operate with us in achieving our objectives. Ownership percentage as a single factor does not determine consolidation under AGAAP.

Under USGAAP, we have adopted FASB Interpretation No. 46 revised December 2003 (FIN 46), “Consolidation of Variable Interest Entities”, in accordance with the effective dates outlined in FIN 46. In general, a variable interest entity is any legal structure used to conduct activities or hold assets that either:

•	has an insufficient amount of equity to carry out its principal activities without additional subordinated financial support;

•	has a group of equity owners that are unable to make significant decisions about its activities; or

•	has a group of equity owners that do not have the obligation to absorb losses or the right to receive returns generated by its operations.

FIN 46 requires a beneficiary to consolidate a variable interest entity if it is the primary beneficiary of that entity. The primary beneficiary is defined as having a variable interest in a variable interest entity that will absorb a majority of the entity’s expected losses, receive a majority of the entity’s expected residual returns (if no party absorbs a majority of the entity’s expected losses), or both.

We have identified the following variable interest entities for which we are considered to be the primary beneficiary and as such consolidate under USGAAP:

•	Telstra Employee Share Ownership Plan Trust (TESOP97)

•	Telstra Employee Share Ownership Plan Trust II (TESOP99)

•	Telstra Growthshare Trust

Under AGAAP we do not consolidate or equity account these entities. For further information regarding TESOP97, TESOP99 and the Telstra Growthshare Trust, refer to note 19.

Telstra Growthshare Trust

The Telstra Growthshare Trust has purchased $117 million worth of shares in Telstra Corporation Limited at 30 June 2004. This represents a total of 20,956,641 shares. The purchase of these shares has been fully funded by Telstra Corporation Limited. Under USGAAP these shares are recorded as a reduction in total share capital under the heading of “stock held by employee share plan trusts”. These shares are not considered to be outstanding for the purposes of computing basic and diluted earnings per share.

Cumulative Trust contributions made by Telstra Corporation Limited to the Telstra Growthshare Trust from commencement up to 30 June 2004 totalled $49 million. These contributions were recorded as compensation expense under AGAAP and prior to the adoption of FIN 46 were reversed against additional paid in capital for USGAAP purposes. These contributions are used by the Trust to purchase Telstra shares on market to underpin the issue of restricted shares, performance right and deferred share options. On consolidation of the Trust, these contributions are now recorded against additional paid in capital under USGAAP.

Telstra Corporation Limited provides a loan to the Telstra Growthshare Trust to purchase shares on market to underpin the issue of options. The loan balance at 30 June 2004 is $65 million. On consolidation of the Trust, this loan is eliminated, together with any associated interest.

30(t) Recently issued Australian accounting standards

A number of new accounting standards have been issued by the Australian Accounting Standards Board (AASB) that have not yet been adopted for AGAAP. A summary of the standards appears in note 1.3.

We will also be required to adopt the Australian equivalents of International Financial Reporting Standards (IFRS), as issued by the AASB, for the half-year ending 31 December 2005 and year ending 30 June 2006. A summary of the significant areas of impact of adopting IFRS appears in note 1.4.

Some of these standards, once adopted, will result in certain adjustments in the reconciliations of net income to USGAAP and shareholders’ equity to USGAAP no longer being required.

Telstra Corporation Limited and controlled entities

Directors’ Declaration

This directors’ declaration is required by the Corporations Act 2001 of Australia.

The directors of Telstra Corporation Limited have made a resolution that declared:

(a)	the financial statements and notes, set out on pages 191 to 346 of Telstra Corporation Limited and the Telstra Group:

(i) comply with the Accounting Standards, Corporations Regulations and Urgent Issues Group Consensus Views;

(ii) give a true and fair view of the financial position as at 30 June 2004 and performance, as represented by the results of the operations and cash flows, for the year ended 30 June 2004; and

(iii) in the directors’ opinion, have been made out in accordance with the Corporations Act 2001.

(b)	at the date of this declaration, in the directors’ opinion, there are reasonable grounds to believe that Telstra Corporation Limited will be able to pay its debts as and when they become due and payable in Australia; and

(c)	at the date of this declaration there are reasonable grounds to believe that the members of the extended closed group identified in note 23(1) to the full financial statements, as parties to a Deed of Cross Guarantee, will be able to meet any obligations or liabilities to which they are, or may become subject to, under the Deed of Cross Guarantee described in note 23(1).

For and on behalf of the board

Donald McGauchie AO	Ziggy Switkowski
Chairman	Chief Executive Officer and
Managing Director

Date: 12 August 2004
Melbourne, Australia

Telstra Corporation Limited and controlled entities

Independent Audit Report to the Members of Telstra Corporation Limited

This report is included solely for the purpose of incorporation in Telstra Corporation Limited’s Annual Report 2004 as filed with the Australian Stock Exchange and the Australian Securities and Investments Commission.

Scope

The financial report and directors’ responsibility

The financial report comprises the statement of financial position, statement of financial performance, statement of cash flows, statement of changes in shareholders’ equity, accompanying notes to the financial statements, and the directors’ declaration for Telstra Corporation Limited (the Telstra Entity) and the consolidated entity, for the year ended 30 June 2004. The consolidated entity comprises both the Telstra Entity and the entities it controlled during that year (the Telstra Group).

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

Audit approach

I have conducted an independent audit of the financial report in order to express an opinion on it to the members of the Telstra Entity. The audit was conducted in accordance with the Australian National Audit Office Auditing Standards, which incorporate the Australian Auditing and Assurance Standards, in order to provide reasonable assurance as to whether the financial report is free of material misstatement. The nature of an audit is influenced by factors such as the use of professional judgement, selective testing, the inherent limitations of internal control, and the availability of persuasive rather than conclusive evidence. Therefore, an audit cannot guarantee that all material misstatements have been detected.

Audit procedures were performed to assess whether in all material respects, the financial report presents fairly in accordance with the Corporations Act 2001, Accounting Standards and other mandatory professional reporting requirements in Australia, a view that is consistent with my understanding of the Telstra Entity’s and the Telstra Group’s financial position and their performance as represented by the results of their operations and cash flows.

I formed my audit opinion on the basis of these procedures, which included:

•	examining, on a test basis, information to provide evidence supporting the amounts and other disclosures in the financial report, and

•	assessing the appropriateness of the accounting policies and disclosures used and the reasonableness of significant accounting estimates made by the directors.

I have also audited the explanation and quantification of the major differences between Australian generally accepted accounting principles compared to United States of America generally accepted accounting principles, which is presented in note 30 to the financial statements. I have audited note 30 in order to form an opinion whether in all material respects, it presents fairly, in accordance with Accounting Standards and other mandatory professional reporting requirements in Australia and United States of America generally accepted accounting principles, the major differences between Australian and United States of America generally accepted accounting principles.

While I considered the effectiveness of management’s internal controls over financial reporting when determining the nature and extent of the procedures, the audit was not designed to provide assurance on internal controls. Audit procedures were performed to assess whether the substance of business transactions was accurately reflected in the financial report. These and the other procedures did not include consideration or judgment of the appropriateness or reasonableness of the business plans or strategies adopted by the directors and management of the Telstra Entity.

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

(i) giving a true and fair view of the financial position of the Telstra Entity and the Telstra Group as at 30 June 2004 and of

     their performance for the year ended on that date; and

(ii) complying with Accounting Standards in Australia and the Corporations Regulations 2001; and

(b)	other mandatory professional reporting requirements in Australia.

Further, in my opinion, note 30 to the financial statements presents fairly the major differences between Australian and United States of America generally accepted accounting principles.

P. J. Barrett
Auditor-General

Date: 12 August 2004
Melbourne, Australia

Telstra Corporation Limited and controlled entities

Report of Independent Registered Public Accounting Firm to the Shareholders and Board of Directors of Telstra Corporation Limited

This report is included solely for the purpose of incorporation in Telstra Corporation Limited’s Annual Report 2004 on Form 20-F as required by the United States Securities Exchange Act of 1934 and the rules and regulations promulgated there under.

We have audited the accompanying consolidated balance sheets of Telstra Corporation Limited and its subsidiaries as of 30 June 2004 and 2003, and the related consolidated statements of income, shareholders’ equity and cash flows for each of the three years in the period ended 30 June 2004, all expressed in Australian dollars. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Australian Auditing Standards and the standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Telstra Corporation Limited and its subsidiaries at 30 June 2004 and 2003 and the consolidated results of their operations and their cashflows for each of the three years in the period ended 30 June 2004, in conformity with Australian generally accepted accounting principles.

Australian generally accepted accounting principles vary in certain significant respects from United States of America generally accepted accounting principles. The application of the latter would have affected the determination of consolidated net income expressed in Australian dollars for each of the three years ended 30 June 2004, and the determination of consolidated shareholders’ equity, also expressed in Australian dollars, at 30 June 2004, 30 June 2003 and 30 June 2002, to the extent summarised in note 30 to the consolidated financial statements.

Ernst & Young

Date: 12 August 2004
Melbourne, Australia

Telstra Corporation Limited and controlled entities

Corporate Social Responsibility

At Telstra we have a values-based approach to how we do business, leading us beyond legal compliance to make a positive contribution to the industries and communities in which we participate. Being a successful company is not just about financial performance, it is also about being a good corporate citizen, living our Telstra Values in every decision we make, every day.

In October 2003, we released our first report on our performance in areas that fall into our definition of corporate social responsibility (CSR). The report aimed to provide an overview of our impact, performance and future commitments across four categories — the community, environment, economy and industry. The report was presented as a short booklet which can be found on our website, www.telstra.com.au/ communications/csr. We intend to produce an online report for this year’s CSR performance and commitments.

During fiscal 2004, CSR was allocated as a responsibility to the Community Relations Group of Corporate Relations, part of the Regulatory, Corporate and Human Relations business unit. However, all parts of the business have accountability for their own CSR activities. We have begun working through how CSR may be integrated long term into our operations. We participated in the first Australian CSR Index survey devised by Business in the Community in the UK and conducted by St James Ethics Centre. The results of this review will contribute to our future considerations and planning.

Key examples of our efforts in the areas of the community, environment, economy and industry during fiscal 2004 include the following:

•	The community — Telstra Friends, one of Australia’s largest corporate volunteer programs with more than 4,000 volunteers, donated over 19,000 hours at more than 300 community events and raised in excess of $185,000 for charities. New sponsorships included the on Trac@PeterMac program for adolescent and young adult cancer care and a specialist Burns Unit of the Royal Perth Hospital. Now in its third year, the Telstra Foundation® continues to support Australian children and young people through its program of grants. During the Tamworth floods in January, we assisted the community with interim services, prompt service restoration and the support of volunteers manning the emergency support hotline.

•	Environment — Two key initiatives resulted in resource minimisation and waste re-use in Telstra during the year. These were a national Green Office Program aimed at reducing the environmental impacts of office activities and the establishment (with a number of partners) of a system to collect and treat water from our pits for re-use in council parks and sports fields, recycling an increasingly precious resource.

•	Economy — We are a major taxpayer. We also pay dividends to shareholders, reinvest profits into our network and develop new opportunities for our business which often result in a benefit to the overall industry. Managing our costs, including their impact on our workforce levels, remains one of the most challenging issues facing Telstra as we continue to strive for excellent and cost-competitive service to customers.

•	Industry — We play a lead role with the Australian Mobile Telecommunications Association (AMTA). Working with AMTA and the Mobile Carriers Forum, we developed an education video aimed at raising public awareness of electromagnetic energy from mobiles. We collaborated with AMTA and other mobile phone carriers to implement the IMEI (serial number) blocking process across all mobile phone carriers, making a lost or stolen mobile phone virtually useless. We also continued our ‘Drive Safe’ campaign highlighting the dangers of SMS while driving.

Telstra Corporation Limited and controlled entities

Occupational Health and Safety

We believe that all workplace disease and injury is preventable and we are committed to providing a safe workplace that is free from injury and disease. Telstra Care, our health and safety management system, focuses on leadership in safety, together with measurable accountabilities, through all levels of management. Each year we undertake an extensive schedule of occupational health and safety audits with the aim of continually improving safety at work.

As a result of the Telstra Group’s activities, during fiscal 2004:

•	Lost-Time Incidents (LTIs) reduced by 26% to 265;

•	Lost-Time Incident Frequency Rate (measured by the number of LTIs per million hours worked) reduced from 5.4 to 4.4, with many of our business units achieving single digit or lower frequency rates; and

•	the number of open worker’s compensation claims decreased by 18% to 2491.

In spite of this continued improvement, injuries unfortunately still occur. In fiscal 2004, one of our employees died in a motor accident while travelling to a customer and of the 265 LTIs, 9 employees were incapacitated for more than a month and 55 employees required emergency medical treatment or treatment in a hospital due to work related incidents.

In line with our emphasis on reporting and investigating all incidents that have caused or have the potential to cause damage, 167 dangerous occurrences were reported. These are work-related incidents that could have caused death, serious injury or incapacity to a person, but did not.

Under our Telstra Care health and safety management system, in the past year we have:

•	completed more than 70 external occupational health and safety audits across office and field based areas throughout Australia, taking the total to over 570 since the audit program commenced in December 1997;

•	extended the field-based audits in order to comprehensively cover our vast rural areas;

•	continued our safety behaviour program with:

•	the development of an “Inspiration” series of videos;

•	focus groups examining safety culture; and

•	24/7 dinners for staff and their partners to raise the awareness of safety 24 hours a day, 7 days a week;

•	commenced an employee wellbeing program by releasing an on-line community services directory to assist our staff in managing lifestyle factors that affect their health and wellbeing;

•	provided forums examining health and work organisation issues for call centre managers; and

•	introduced procedures to initiate return to work activities after only 2 days of incapacity following injury.

Telstra Corporation Limited and controlled entities

Environment

We aim to achieve a sustainable method of operating that integrates environmental, social and economic considerations. This focus resulted in Telstra being rated the top environmental performer and second overall performer in the Corp Rate Project, released in April 2004. The Corp Rate Project was a rating analysis of the corporate responsibility performance of the ASX top 50 companies during fiscal 2003 and was the result of a collaboration between the Australian Consumers’ Association, Australian Conservation Foundation and Oxfam Community Aid Abroad.

We are dedicated to setting the standard for environmental performance in our industry by pursuing world’s best practice in environmental management. As an organisation, we are open and responsive to the environmental concerns of both the community and Government and have recently assisted Environment Australia on the formulation of the National Environmental Protection Measures. We regularly monitor, audit and publicly report on our environmental progress. Key environmental reports produced in fiscal 2004 include:

•	The Public Environment Report;

•	The National Packaging Covenant Annual Report;

•	The Greenhouse Challenge Progress Report; and

•	The National Environmental Protection Measures Report.

We aim to improve the environmental performance of our staff, contractors and customers by minimising reliance on transport through the use of online, audio and visual communications and by replacing paper-based and resource-intensive ways of transferring information. We also work constructively with stakeholders in improving the management of environmental issues emanating from our infrastructure work. In this regard, we have collaborated with the Tasmanian Department of Primary Industries, Water and Environment to rectify damage caused by contractors when locating a power supply to a mobile telecommunications tower on Flinders Island and damage to a grass species when trenching was carried out.

Further initiatives in fiscal 2004 include the following:

•	We rolled-out a national Green Office Program with the aim of reducing the environmental impacts of office activities and to deliver major savings through:

•	more efficient energy use;

•	reduced use of paper and stationery items; and

•	increased recycling rates;

•	We worked in conjunction with the City of Port Phillip in Melbourne, Barry Bros. Specialised Services (waste management), CitiPower (electricity) and South East Water (water retailer) to pilot and establish a system that collects water in our street pits and treats this water for re-use in council parks and sports fields;

•	Through our participation in the eTree program, of which we are a foundation member, we currently donate to Landcare Australia $2 for every shareholder who chooses to receive all of their communications from us electronically and $1 for those shareholders who choose just to receive electronic shareholder reports and notices of meetings from us. During fiscal 2004, we donated over A$125,000 to Landcare Australia through this initiative;

•	We were a finalist in the Greenhouse Challenge Awards;

Telstra Corporation Limited and controlled entities

Environment

•	In June 2003, we joined our employees with salary sacrifice vehicles in Greenfleet. Greenfleet is a not-for-profit environmental organisation that specialises in reducing the environmental impacts of greenhouse gas emissions from vehicles through tree-planting programs. Nearly 16,000 ‘Telstra trees’ were planted in May 2004 at Point Sturt in South Australia as part of the Murray Darling Rescue Program; and

•	We continued:

•	Our Green Purchasing and Vendor Award programs that encourage our suppliers and contractors to achieve sound environmental performance;

•	More than a decade of sponsorship of the Banksia Awards, the premier environmental awards in Australia that recognise members of the community for their positive contribution to the environment; and

•	Our recycling of thousands of kilograms of mobile phones from Telstra shops and directories through the Book Muncher® initiatives undertaken through Sensis.

More information on Telstra’s environmental management system, policy and performance is available at www.telstra.com.au/environment.

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

Functions

The particulars and functions of the Telstra Entity are set out in detail in this annual report. From time to time, the Telstra Entity may make decisions regarding the supply of telecommunications services and matters incidental, ancillary or complementary to the supply of telecommunications services that may affect members of the public.

Organisation

An outline of our organisation is given under “Information on the Company - Organisational structure”.

Consultative arrangements

Consultative arrangements exist between us, a number of groups with specific interests, as well as a wide range of groups including:

•	the Telstra Consumer Consultative Council (residential, Single Office and Home Office customers);

•	our Disability Forum and Disability Equipment Program Customer Advisory Group (customers with a disability); and

•	the Low Income Measures Assessment Committee (low income Australians).

We also liaise with:

•	the National Farmers Federation (rural and regional customers); and

•	the Australian Telecommunications Users Group (business and general).

Categories of documents

We produce and/or retain numerous documents, including documents that are available to the public free of charge. Documents available to the public free of charge include our Customer Service Charter, our Standard Form of Agreement with customers, product and service brochures and our annual report. These and certain other categories of documents are available from our website, www.telstra.com.

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

Telstra’s Information Access Unit
Locked Bag 5691
Melbourne Vic 3001

or:

Information Access Unit
Telstra Corporation Limited
Level 38
242 Exhibition Street
Melbourne Vic 3000

Telephone enquiries should be directed to the Information Access Manager on (03) 9632 3376.

Telstra Corporation Limited and controlled entities

Glossary

1xRTT (One Times Radio Transmission Technology): a 3G development of CDMA technology for high speed packet switched data

2.5G: technology designed to expand the bandwidth and data handling capacity of existing mobile telephony systems such as GSM using GPRS

3G: third generation technology designed to further expand the bandwidth and functionality of existing mobile telephony systems beyond 2.5G

ACA: Australian Communications Authority

ACCC: Australian Competition and Consumer Commission

Access line: a fixed or wireless local access connection between a customer’s premises and a carrier’s local switch

ACIF: Australian Communications Industry Forum

ACT: Australian Capital Territory

ADR: American depositary receipt

ADS: American depositary share

ADSL (Asymmetric Digital Subscriber Line): a technology for transmitting digital information at a high bandwidth on existing copper phone lines

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

Broadband network: a network providing high speed services delivered at greater than 200 kbps

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

Churn (where expressed as a rate): the rate at which subscribers to a service disconnect from the service. Churn is usually expressed as total disconnects for a period divided by the average number of customers for that period

Churn (where expressed as an activity): the transfer of a customer’s telecommunications service from one supplier to another. In the case of a transfer involving a resale arrangement, no disconnection occurs and a churn relates to a change in the legal entity responsible for a telecommunications service or account

Telstra Corporation Limited and controlled entities

Glossary

Communications Minister: the Commonwealth Minister for Communications, Information Technology and the Arts

Commonwealth: Commonwealth of Australia

Corporations Act and Australian Corporations Act: Corporations Act 2001 (Cwth)

CPE: customer premises equipment

CSG: customer service guarantee

CSL: Hong Kong CSL Limited

DCITA: the Commonwealth Department for Communications, Information Technology and the Arts

DDSO: digital data service obligation

Declared Services: a particular telecommunications service or other service that facilitates the supply of telecommunications services that is subject to the regulated access regime. The ACCC has the responsibility for determining declared services, based on public inquiries

e-commerce: e-commerce includes buying and selling electronically over a network

EFTPOS: electronic funds transfer at point of sale

EME: electromagnetic energy

Frame relay: a packet switching technology for voice, data and video signals which uses packets of varying length, or frames. Frame relay can be used with any data protocol

Government: the Government of the Commonwealth of Australia

GPRS (General Packet Radio Service): a service that will allow compatible mobile phones and mobile data devices to access Internet and other data networks on a packet basis. The devices can remain connected to the Internet and send or receive data information and e-mail at any time

GSM (Global System for Mobile Communications): a mobile telephone system based on digital transmission

HFC (hybrid-fibre coaxial): a shared broadband access architecture using optical fibre between exchanges and hubs in suburban streets, and coaxial cables between the hubs and customers to carry FOXTEL subscription television and BigPond cable services

IN (intelligent network): a telecommunications network architecture employing computers to customise telecommunications services for unique user needs

INP: inbound number portability

IP: Internet protocol

IP-VPN: Internet protocol virtual private network

ISDN (Integrated Services Digital Network): a digital service providing switched integrated access to voice, data and video

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

MNP: mobile number portability

Number portability: the ability of end users to keep their telephone number when they change their service from one telecommunications network to another

PABX (Private Automated Branch Exchange): telephone equipment on a customer’s premises seen as terminal equipment on the public network

Preselection: the ability of a customer to choose a service provider to provide a basket of services including national and international long distance and fixed to mobile services. Preselection is on a “permanent” basis when the customer selects a provider for all such calls placed without an override code

PSTN (Public Switched Telephone Network): our national fixed network delivering basic and enhanced telephony services

REACH: Reach Ltd, a 50:50 joint venture with PCCW Limited

RDN (routed data network): a national core infrastructure platform for Telstra IP networks

Reseller: non-carrier providers of telecommunications services

SDN (switched data network): a national core network, with international extension, for delivery of Frame Relay and ATM business data products and underlying transport for a range of data, voice and IP products

SIO: services in operation

SME: small and medium enterprises

SMS: short messaging service

TCW: Telstra Country Wide

Telecommunications Act: Telecommunications Act 1997 (Cwth)

Telstra or Telstra Group: Telstra Corporation Limited and its controlled entities as a whole

Telstra: a registered trademark of the Telstra Entity

Telstra Act: Telstra Corporation Act 1991 (Cwth)

Telstra Entity: Telstra Corporation Limited

TIO: Telecommunications Industry Ombudsman

TPA: Trade Practices Act 1974 (Cwth)

TSLRIC: total service long run incremental cost

ULL (Unconditioned Local Loop): one or more twisted copper pairs between the exchange and the network boundary at a customer’s premises

US: United States of America

USGAAP: generally accepted accounting principles in the US

Telstra Corporation Limited and controlled entities

Glossary

USO (Universal Service Obligation): obligation imposed on carriers to ensure that standard telecommunications services are reasonably available to all persons in the universal service area

WAN: wide area network

WAP: wireless application protocol

WDM (wave division multiplexing): a technique used in optical fibre transmission for using different wavelengths of light (on the same fibre) to send data, increasing network capacity without the need for laying new cable

WHO: World Health Organisation

Wireless Local Loop: a range of radio technologies used to provide fixed access to customers in lieu of copper

xDSL: term used to describe various forms of digital subscriber line technologies that can provide very high speed service using existing copper lines

™ : Trade Mark of Telstra Corporation Limited ABN 33 051 775 556

®: Registered Trade Mark of Telstra Corporation Limited ABN 33 051 775 556

^: Iridium is a registered Trade Mark of Iridium Satellite LLC

# : RiskMetrics is a registered Trade Mark of Benfield Greig Australia Pty Ltd

*: CHESS is a registered Trade Mark of McDonnell Information Systems Group Plc

‡: Trading Post is a registered Trade Mark of Research Resources Pty Ltd

@: Just Listed is a Trade Mark of Trading Post Australia Pty Ltd

F : Autotrader is a Trade Mark of WA Auto Trader Pty Ltd

S : Zest for Life is a Trade Mark of The Melbourne Trading Post Pty Ltd

µ : Invizage is a registered Trade Mark of Invizage Pty Ltd

† : Optus is a registered Trade Mark of SingTel Optus Pty Limited

~ : Blackberry is a registered Trade Mark of Research in Motion

Telstra Corporation Limited and controlled entities

Total Year Financial Summary

	2004	2003	2002	2001	2000
	A$m	A$m	A$m	A$m	A$m
Sales revenue	20,737	20,495	20,196	18,679	19,343
Total revenue (including interest)	21,335	21,700	20,928	23,086	20,567
EBITDA (1)	10,175	9,170	9,483	9,834	8,563
Profit before income tax expense	5,848	4,928	5,446	6,297	5,349
Net profit after minorities	4,118	3,429	3,661	4,058	3,677
Dividends declared for the fiscal year	3,284	3,474	2,830	2,445	2,316
Dividends declared per share (cents per share)	26.0	27.0	22.0	19.0	18.0
Total assets	34,993	35,599	38,219	38,003	30,578
Gross debt	11,854	12,272	13,726	13,990	9,821
Net debt	11,167	10,972	12,268	12,505	8,877
Shareholders’ equity	15,361	15,422	14,106	13,722	11,602
Capital expenditure and investments (including capitalised interest)	(3,757)	(3,437)	(3,777)	(7,712)	(5,428)
Free cash flow	4,163	4,565	3,840	229	1,651
Financial ratios
Return on average assets	19.4%	16.3%	17.5%	21.6%	21.1%
Return on average equity	26.8%	23.2%	26.8%	32.7%	33.7%
EBIT interest cover (times) (1)	8.3	6.4	7.0	9.0	8.5
EBITDA interest cover (times) (1)	12.9	10.2	10.7	12.7	12.4
Gross debt to capitalisation (2)	43.6%	44.3%	49.3%	50.5%	45.8%
Net debt to capitalisation (3)	42.1%	41.6%	46.5%	47.7%	43.3%
Net debt to EBITDA (1)	1.1	1.2	1.3	1.3	1.0

(1)	Earnings before interest, income tax expense, depreciation and amortisation (EBITDA) reflects our net profit prior to including the effect of interest revenue, borrowing costs, income taxes, depreciation and amortisation. Similarly, earnings before interest and income tax expense (EBIT) reflects our net profit prior to including the effects of interest revenue, borrowing costs and income taxes. EBITDA and EBIT are not USGAAP measures of income or cash flow from operations and should not be considered as an alternative to net income as an indication of our financial performance or as an alternative to cash flow from operating activities as a measure of our liquidity. EBITDA and EBIT are useful to investors because analysts and other members of the investment community largely view them as key and widely recognised measures of operating performance.

(2)	Based on gross debt (total current and non-current borrowings) as a percentage of gross debt plus shareholders’ equity.

(3)	Based on net debt (gross debt less liquid interest-bearing assets) as a percentage of net debt plus shareholders’ equity.

Item 19. Exhibits

Telstra Corporation Limited Constitution *	Exhibit 1

Employment Contract – Ziggy Switkowski *	Exhibit 4.1

Employment Contract – Ted Pretty *	Exhibit 4.2

Rule 13a-14(a) Certifications	Exhibit 12

Rule 13a-14(b) Certifications	Exhibit 13

Consent of Ernst & Young	Exhibit 15

*	Incorporated by reference to Telstra’s Annual Report on Form 20-F for the fiscal year ended June 30, 2003.

SIGNATURE

     The registrant hereby certifies that it meets the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

TELSTRA CORPORATION LIMITED (Registrant)
By:	/s/ Douglas Gration

Name:	Douglas Gration
Title:	Company Secretary

Dated: October 29, 2004

Exhibit Index

Telstra Corporation Limited Constitution *	Exhibit 1

Employment Contract – Ziggy Switkowski *	Exhibit 4.1

Employment Contract – Ted Pretty *	Exhibit 4.2

Rule 13a-14(a) Certifications	Exhibit 12

Rule 13a-14(b) Certifications	Exhibit 13

Consent of Ernst & Young	Exhibit 15

*	Incorporated by reference to Telstra’s Annual Report on Form 20-F for the fiscal year ended June 30, 2003.