Form 20-F
period 2006-06-30
TELSTRA CORP LTD
filed 2006-12-19
CIK 1046126

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.
FORM 20-F
(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED JUNE 30, 2006
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES AND EXCHANGE ACT OF 1934
Commission file number: 1-14722
TELSTRA CORPORATION LIMITED
(Exact name of Registrant as specified in its charter)
AUSTRALIAN CAPITAL TERRITORY, AUSTRALIA
(Jurisdiction of incorporation or organization)
242 EXHIBITION STREET, MELBOURNE, VICTORIA 3000 AUSTRALIA
(Address of principal executive offices)
Securities registered or to be registered
pursuant to section 12 (b)of the Act.

Title of each Class	Name of Exchange on which Registered

Ordinary Shares(1) American Depositary Shares(2)	New York Stock Exchange New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act.
None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.
None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

Ordinary Shares	12,443,074,357
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act:
Yes ☑            No ☐
If this is an annual report or transition report, indicated by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934:
Yes ☐            No ☑
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes☑            No ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.
Large Accelerated Filer ☑      Accelerated Filer ☐      Non-Accelerated Filer ☐
Indicate by check mark which financial statement item the registrant has elected to follow.
Item 17 ☐           Item 18 ☑
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes ☐           No ☑
(1) Not for trading but only in connection with the listing of the American Depositary Shares.
(2) Evidenced by American Depositary Receipts, each American Depositary Share representing five Ordinary Shares.

Form 20-F Cross Reference Index

Form 20-F Item Number and Caption	Page
Item 1: Identity of Directors, Senior Management and Advisers	Not applicable to annual reports on Form 20-F

Item 2: Offer Statistics and Expected Timetable	Not applicable to annual reports on Form 20-F

Item 3: Key Information

A. Selected Financial Data	7-9

B. Capitalization and Indebtedness	Not applicable to annual reports on Form 20-F

C. Reasons for the Offer and Use of Proceeds	Not applicable to annual reports on Form 20-F

D. Risk Factors	10-17

Item 4: Information on the Company

A. History and Development of the Company	94,104

B. Business Overview	94-109,113-124

C. Organizational Structure	94-97,104 Notes 29 and 30 to the Financial Statements

D. Property, Plant and Equipment	109

Item 5: Operating and Financial Review and Prospects

A. Operating Results	29-89

B. Liquidity and Capital Resources	77-80

C. Research and Development, Patents and Licenses, etc.	84-85

D. Trend Information	29-31,33-34

E. Off-balance sheet arrangements	82

F. Tabular disclosure of contractual obligations	81-82

Item 6: Directors, Senior Management and Employees

A. Directors and Senior Management	125-131

B. Compensation	191-217 Note 32 to the Financial Statements

C. Board Practices	125-145,191-217

D. Employees	63-64,110-112

E. Share Ownership	132,191-217, Note 31 to the Financial Statements

Item 7: Major Shareholders and Related Party Transactions

A. Major Shareholders	22-26

	Form 20-F Item Number and Caption	Page
	B. Related Party Transactions	82-84, Note 33 to the Financial Statements

	C. Interests of Experts and Counsel	Not applicable to annual reports on Form 20-F

Item 8:	Financial Information

	A. Consolidated Statements and Other Financial Information	10,109-110, Financial Report

	B. Significant Changes	30-31

	Item 9: The Offer and Listing	20-21

Item 10: Additional Information

	A. Share Capital	Not applicable to annual reports on Form 20-F

	B. Memorandum and Articles of Association	152-158

	C. Summary of Material Contracts	None

	D. Exchange Controls	146-151

	E. Taxation	159-164

	F. Dividends and Paying Agents	Not applicable to annual reports on Form 20-F

	G. Statement of Experts	Not applicable to annual reports on Form 20-F

	H. Documents on Display	158

	I. Subsidiary Information	Notes 29 and 30 to the Financial Statements

	Item 11: Quantitative and Qualitative Disclosures about Market Risk	90-93 Note 35 to the Financial Statements

	Item 12: Description of Securities other than Equity Securities	Not applicable to annual reports on Form 20-F

	Item 13: Defaults, Dividend Arrearages and Delinquencies	Not applicable

	Item 14: Material Modifications to the Rights of Security Holders and Use of Proceeds	Not applicable

Item 15: Controls and Procedures

	A. Disclosure controls and procedures	141

	B. Management’s annual report on internal control over financial reporting	Not applicable

	C. Attestation report of the registered public accounting firm	Not applicable

	D. Changes in internal control over financial reporting	141

Item 16:

	A. Audit committee financial expert	137

	B. Code of ethics	142

	C. Principal Accountant Fees and Services	Note 8 to the Financial Statements

	D. Exemptions from Listing Standards for Audit Committees	Not applicable

	E. Purchasers of Equity Securities by the Issuer and Affiliated Purchasers	Not applicable

Form 20-F Item Number and Caption	Page
Item 17: Financial Statements	Not applicable

Item 18: Financial Statements	Financial Report

Item 19: Exhibits	424

Cautionary Statement Regarding Forward-Looking Statements
     Some of the information contained in this Form 20-F constitutes forward-looking statements that are subject to various risks and uncertainties. These statements can be identified by the use of forward-looking terminology such as “may”, “will”, “expect”, “anticipate”, “estimate”, “continue”, “plan”, “intend”, “believe”, “objectives”, “outlook”, “guidance” or other similar words, including statements relating to our outlook for fiscal 2007 and strategic management objectives set forth in “Operational and Financial Review and Prospects”, including under the captions “Operational and Financial Review and Prospects — Strategic Management Objectives” and “— Outlook”. Our actual results, performance or achievements could be significantly different from the results or objectives expressed in, or implied by, those forward-looking statements.
     Our fiscal 2007 outlook and strategic management objectives contained in this Form 20-F are based on a large number of assumptions concerning future events, including without limitation the successful implementation of our transformation strategy and no further adverse regulatory outcomes, as well as a number of assumptions and estimates relating to factors affecting our business. As a result, these assumptions and estimates are inherently uncertain and subject to a wide variety of risks, including significant regulatory, business, economic and competitive risks, that could cause our actual results to differ materially from our fiscal 2007 outlook and strategic management objectives. Investors should note that our Board established the strategic management objectives in order to measure the performance of management, particularly in relation to the implementation of our transformation strategy. See “Operating and Financial Review and Prospects — Strategic Management Objectives”. It is important to note that our outlook for fiscal 2007 and strategic management objectives are not forecasts or projections, and should not be regarded as such by investors. Investors should also note that any movement in an assumption may offset or compound the effect of a change in any other assumption. Accordingly, there can be no assurance that the fiscal 2007 outlook and strategic management objectives will be indicative of our future performance or that actual results will not differ materially. We can not give any assurance that either our fiscal 2007 outlook or strategic management objectives will be achieved and their inclusion in this Form 20-F should not be regarded as a representation by any person that they will be achieved.
     Important factors that could cause our actual results to differ materially from our fiscal 2007 outlook and strategic management objectives and other forward-looking statements in this Form 20-F are set forth under the caption “Risk Factors” and elsewhere in this Form 20-F, including under the captions “Operational and Financial Review and Prospects — Outlook” and “ — Strategic Management Objectives”. Given these risks, uncertainties and other factors, you should not place an undue reliance on any forward-looking statement.

TABLE OF CONTENTS

Summary Overview	3
Summary Consolidated Financial & Statistical Data	7
Risk Factors	10
Dividends	18
Exchange Rates	19
Listing Information	20
Major Shareholders and Related Parties	22
Relationship with the Commonwealth	24
Operating and Financial Review and Prospects	27
Quantitative and Qualitative Disclosures about Market Risk	90
Information on the Company	94
Competition	113
Regulation	116
Directors and Management	125
Exchange Controls and Foreign Ownership	146
Description of Shares and our Constitution	152
Taxation	159
Glossary	165
Directors’ Report	170
Financial Report	218
Index of Exhibits	424
Exhibit 1 – Constitution of Telstra Corporation Ltd	425
Exhibit 8 – Subsidiaries	501
Exhibit 12 – 302 – Certifications pursuant to Rule 13(a)-14(a)/Rule 15(d)-14(a) of the US Securities Exchange Act	502
Exhibit 13 – 906 – Certifications pursuant to 18 U.S.C. section 1350	504
Exhibit 15 – Consent of Ernst & Young	506

Summary Overview
     This summary highlights key aspects of this Form 20-F. This summary is not a substitute for the more detailed information contained in the rest of this Form 20-F. The terms “we”, “our”, “us”, and other like terms refer to Telstra Corporation Limited and its consolidated subsidiaries, unless the context requires otherwise. The Commonwealth of Australia is referred to as the “Commonwealth” and the Government of the Commonwealth of Australia is referred to as the “Australian Government” or the “Government”.
General
     We are Australia’s leading telecommunications and information services company, offering a full range of services in these markets. We also operate in certain overseas countries.
     Our main activities include the provision of:
•	basic access services to most homes and businesses in Australia;

•	local and long distance telephone calls in Australia and international calls to and from Australia;

•	mobile telecommunications services;

•	broadband access and content;

•	a comprehensive range of data and Internet services including through Telstra BigPond(R), Australia’s leading Internet service provider (“ISP”);

•	management of business customers’ information technology and/or telecommunications services;

•	wholesale services to other carriers, carriage service providers (“CSPs”) and ISPs;

•	advertising, search and information services through Sensis; and

•	cable distribution services for FOXTEL’s cable subscription television services.
     One of our strengths in providing integrated telecommunications services is our extensive geographical coverage through both our fixed and mobile network infrastructure. This underpins the carriage and termination of the majority of Australia’s domestic and international voice and data traffic.
     We own 50% of FOXTEL, and our international businesses include interests in CSL New World Mobility Group (“CSL”), Hong Kong’s leading mobile operator, TelstraClear Limited (“TelstraClear”), the second largest full service carrier in New Zealand, and Reach Ltd (“REACH”), a provider of global connectivity and international voice and satellite services, as well as SouFun Holdings Limited, a leading real estate and home furnishings website in China.
Corporate Objective
     Our corporate objective is to create long-term shareholder value through providing integrated communication, information and entertainment services and customer-focused solutions.
Vision and Mission
     Our vision is to do for our customers what no one else has done. That is, create a world of 1-click, 1-touch, 1-button, 1-screen, 1-step solutions that are simple, easy and valued by individuals, businesses, enterprises and governments.
     Our mission is to know our customers and meet their needs better than anyone else. We aim to give customers a personalised, seamless experience that makes it easy for them to do what they want, when they want it.

Strategy
     Following a comprehensive review of our operations during the first half of fiscal 2006, from customer-facing to back-office operations, we announced a whole-of-company, five year transformation strategy in November 2005. The key elements of this transformation strategy are:
•	building a next-generation fixed network to support the growing demand for IP-based services and simplifying IT systems;

•	rolling out next-generation wireless services over our recently launched NEXT G(TM) national wireless broadband network (“NEXT G(TM) wireless network”);

•	implementing market-based management using extensive customer research and knowledge to differentiate our product and service offerings tailored for particular customer segments;

•	providing customers with an integrated user experience across all devices and platforms — fixed, wireless and Internet;

•	removing costs from operations, by reducing complexity, making business systems more efficient and simplifying operations;

•	expanding and enhancing our Sensis business through organic growth and targeted acquisitions of advertising, search and information businesses; and

•	undergoing cultural transformation, including large investments in training staff and reforming the way we do business.
     Our transformation strategy involves a complex and fundamental change to our business, operations, networks and systems and we are undertaking the transformation on an accelerated schedule. A transformation of this size, speed and complexity has not been attempted by any other telecommunications company around the world. The initiatives associated with our transformation strategy involve significant capital expenditure and extensive management attention and resources and entail substantial risks. Our ongoing investment in this transformation has significantly reduced income and free cash flows. We believe we have to undertake these major changes at this time and under our proposed schedule in order to maintain our competitiveness and improve our financial results in an increasingly competitive, technologically challenging and highly regulated environment. The main initiatives of our transformation strategy are described below.
Strengthening our fixed line telecommunication network and services
     We intend that our next-generation fixed network will deliver new, better and faster services to our customers. This next-generation fixed network will include an IP core network that will offer increased platform capacity compared to our current network. We intend to provide users with more reliable and stable media and telephony services and expand the number and range of services available to customers.
     The development of our IP core network is well advanced. We are beginning to deploy advanced services to upgrade business customers, including IP telephony and conferencing, IP-based call centres, reliable higher-speed broadband, web-hosting and security services. We will offer new multimedia applications to residential customers when higher speed services become available.
     The new next-generation fixed network is expected to provide us with the ability to address increasing customer demand and the growing market for Virtual Private Networks (“VPNs”) to connect organisations and enterprises to the Internet. The new next-generation fixed network is expected to reduce overall unit costs, allow proactive management of actual and predicted network demand and permit network upgrades to be implemented simultaneously across the nation rather than sequentially over many months. We are also investing in technology that greatly improves the speed of ADSL.
Deploying NEXT G(TM) — our national wireless broadband network for Australians
     In October 2006, we launched our new NEXT G(TM) wireless network to replace our existing CDMA network. Our NEXT G(TM) wireless network customers will enjoy access to a greater range of content and services as well as many enhanced features, such as improved video calling services and faster broadband access speeds, in addition to better in-building coverage. We will continue to operate services over both our existing GSM and CDMA networks until the national NEXT G(TM) wireless network provides the same or better coverage than the CDMA network, and in any event at least until January 2008. From that time, once the software upgrades are complete and the new service matches or betters the current range and performance of CDMA and any necessary Government agreements have been gained, we will close our CDMA network. We expect that this initiative will reduce duplication of both capital and operational expenditure.
Implementing market-based management
     We are implementing a market-based management approach focused on our customers’ needs. We believe that extensive customer research will allow us to differentiate ourselves from competitors by creating offers that are more relevant to the lifestyles and needs of particular customer segments. Our ongoing customer research has guided the restructure of our consumer and small business sales and marketing teams around seven consumer and five small and mid-sized enterprise segments.
Creating integrated solutions for customers
     We are seeking to provide individual and business customers with an integrated user experience across devices and platforms — fixed, wireless and Internet. Our transformation strategy involves the integration of services across mobiles, BigPond(R), and Sensis and is designed to facilitate product differentiation tailored to customer needs, increasing the value of our products and services for our customers.
Rationalising product and network platforms using a “one factory” approach
     We are endeavouring to remove costs from our operations in part by reducing complexity, making business systems more efficient and simplifying operations. We are removing or capping obsolete, duplicated and ageing products and network platforms. Working with the customer is a crucial part of this program as the customers move off legacy systems. Cutting complexity and the associated cost from our operations is a critical first step to deliver customers a powerful and seamless user experience, integrating devices and platforms in a simpler way.
Expanding and enhancing Sensis’ online offerings
     Sensis, our advertising, search and information services business, is building on its search and transaction business and over time integrating its applications and services business with other products such as BigPond(R) and Telstra Mobile. Sensis is seeking to achieve rapid user and advertiser growth by increasing online and wireless usage with a wide range of new content, services and improvements across Sensis’ online network and through targeted acquisitions.
Transforming our culture
     We are also undergoing a cultural transformation, with large investments in training employees and improving the way we do business.
     We have recast leadership, talent management and performance incentives to deliver essential culture change. Our technical field workforce is becoming more mobile and responsive to customer needs with new tools and equipment to support its operational performance. We are investing an additional A$210 million over three years in a new training program for technical, engineering and marketing staff in order to equip them with the right skills to build, operate and maintain next-generation networks and better serve customers.
Achieving regulatory reform
     We remain committed to working towards a new regulatory environment that is pro-investment, pro-consumer, pro-innovation and pro-competition. That is the kind of environment that we believe is good for our business, our shareholders, our customers and the Australian telecommunications industry overall. We will continue to invest considerable time and resources in a dialogue with policy-making and regulatory authorities seeking to achieve a regulatory environment that safeguards shareholder investments in next-generation networks and services.
T3 Global Offering
     In November 2006, the Commonwealth of Australia completed the third stage of its privatization of Telstra through a global offering of a total of 4,248,049,190 of its shares in Telstra (including the over-allocation option exercised in December 2006) (the “T3

Global Offering”). The T3 Global Offering was conducted in Australia and New Zealand as a retail offering, in the United States as an institutional offering, in Japan as public offer without listing and as an institutional offering in several other jurisdictions. Payment will be made for the shares sold in the T3 Global Offering in two instalments. Upon payment of the first instalment, purchasers of the shares will be issued instalment receipts. Each instalment receipt will evidence beneficial ownership in a particular share, subject to a security interest in favor of the Commonwealth securing payment of the final instalment for that share.
     Upon payment of the first instalment, the underlying shares are transferred to the instalment receipt trustee, Telstra Sale Company Limited, under a trust deed among the Commonwealth, the trustee and the holders of instalment receipts. The trustee will be the registered holder of the shares and will hold them in trust for the benefit of the holders of instalment receipts until payment of the final instalment, subject to a security interest in favour of the Commonwealth securing payment of the final instalment.
     The trust deed allows for the holder of the instalment receipt to exercise the voting rights attached to the share underlying each instalment receipt and to receive all dividends and other benefits paid or given on that share. Upon payment of the final instalment, the instalment receipts will be cancelled and investors will become registered holders of the underlying shares.

Summary Consolidated Financial and Statistical Data
     The following summary consolidated financial data comes from our audited consolidated financial statements. The statistical data represent management’s best estimates. The following information should be read in conjunction with our audited consolidated financial statements and the other information contained in this Form 20-F. Our audited consolidated financial statements for the year ended 30 June 2006 were prepared in accordance with A-IFRS, and comparative information for the year ended 30 June 2005 has been restated in accordance with A-IFRS, except for AASB 132: “Financial Instruments: Disclosure and Presentation” and AASB 139: “Financial Instruments: Recognition and Measurement”, where comparative information was not required to be restated. In addition, we have elected to early adopt AASB 7: “Financial Instruments: Disclosures”, which supersedes the disclosure requirements of AASB 132. The financial information for the years ended 30 June 2004, 2003 and 2002 has been reconciled to US-GAAP and is derived from our audited consolidated financial data for those periods, which is not included herein. A-IFRS differs in some material respects from US-GAAP. For a reconciliation of the material differences between A-IFRS and US-GAAP as they relate to our audited consolidated financial statements, see note 37 to our audited consolidated financial statements.
Financial data in accordance with A-IFRS for the two-year period ended 30 June 2006

	Year Ended 30 June
	2006	2006 (1)	2005
	A$	US$	A$
	(In millions, except per share amounts)
Income Statement data
Total Income (excluding finance income)(2)	23,100	17,147	22,442
Expenses (excluding depreciation, amortisation and finance costs)(2)(3)	13,516	10,032	11,978
Depreciation and amortisation	4,087	3,034	3,529
Net finance costs	936	695	880
Profit before income tax expense	4,561	3,386	6,055
Profit for the year	3,181	2,362	4,309
Basic earnings per share(4)	0.26	0.19	0.35
Dividends paid(5)	4,970	3,689	4,124
Dividends declared for the fiscal year	4,224	3,135	4,970
Dividends declared per share	0.34	0.25	0.40
Total income comprises
Sales revenue	22,750	16,888	22,161
Other revenue	22	16	20
Other income	328	243	261
Finance income	66	49	83

	23,166	17,196	22,525

Balance Sheet data
Total assets	36,175	26,853	35,211
Current borrowings	1,969	1,462	1,507
Non-current borrowings	11,409	8,469	10,941
Share capital	5,569	4,134	5,536
Equity/net assets	12,832	9,525	13,658

(1)	Unless otherwise noted, all amounts have been translated at the noon buying rate on 30 June 2006 of A$1.00 = US$0.7423.

(2)	For a breakdown of operating revenue by product group and a breakdown of operating expenses by expense category, see “Operating and Financial Review and Prospects”.

(3)	Includes our share of net (profit)/loss from jointly controlled and associated entities.

(4)	Calculated based on the weighted average number of issued ordinary shares that were outstanding during the fiscal year. Refer to note 3 in our consolidated financial statements for further details. Basic earnings per share for each year was materially consistent with diluted earnings per share. As at 30 June 2006, we had issued ordinary shares of 12,443,074,357 (2005: 12,443,074,357). During fiscal 2005, we completed a share buy-back of 185,284,669 ordinary shares.

(5)	During fiscal 2006, we paid dividends of A$4,970 million, being the previous year’s final dividend of A$1,739 million, a special dividend of A$746 million paid with the previous year’s final dividend, the fiscal 2006 interim dividend of A$1,739 million and a special dividend of A$746 million paid with the interim dividend.

Financial data in accordance with US-GAAP for the five-year period ended 30 June 2006

	Year Ended 30 June
	2006	2006 (1)	2005 (4)	2004 (4)	2003(4)	2002(4)
	A$	US$	A$	A$	A$	A$
	(In millions, except per share amounts)
Income Statement data
Operating revenue	22,779	16,909	22,167	20,737	20,495	20,196
Net income, before cumulative effect of change in accounting principle	2,718	2,019	4,204	1,265	3,847	3,922
Cumulative effect of change in accounting principle(2)	(245)	(181)	—	4	(309)	—

Net income	2,473	1,838	4,204	1,269	3,538	3,922
Basic earnings per share, before cumulative effect of change in accounting principle	0.22	0.16	0.34	0.10	0.29	0.31
Cumulative effect of change in accounting principle(2)	(0.02)	(0.01)	—	—	(0.02)	—

Basic earnings per share(3)	0.20	0.15	0.34	0.10	0.27	0.31
Proforma net income(2)	2,718	2,019	4,184	1,228	3,569	3,936
Proforma basic earnings per share(2)	0.22	0.16	0.34	0.10	0.28	0.31
Balance Sheet data
Total assets	35,777	26,557	37,040	35,670	40,529	42,948
Current borrowings	1,984	1,473	1,524	3,246	1,323	1,866
Non current borrowings	11,734	8,710	11,641	9,095	11,580	12,372
Share capital	5,954	4,420	5,921	6,164	6,568	6,536
Equity/net assets	11,803	8,761	14,196	15,082	17,899	18,363

(1)	Unless otherwise noted, all amounts have been translated at the noon buying rate on 30 June 2006 of A$1.00 = US$0.7423

(2)	During fiscal 2006, we changed our accounting principles under US-GAAP in relation to mobile handset subsidies and capitalisation of pension costs. Refer to note 37(b) in our financial statement for further details. The proforma amounts for net income and basic earnings per share assume that these changes in accounting principle were applied retroactively.

(3)	Calculated based on the weighted average number of issued ordinary shares that were outstanding during the fiscal year. Refer to note 3 in our consolidated financial statements for further details. Basic earnings per share for each year was materially consistent with diluted earnings per share. As at 30 June 2006, we had issued ordinary shares of 12,443,074,357. As at 30 June 2005, we had issued ordinary shares of 12,443,074,357 after completing a share buy-back of 185,284,669 ordinary shares. As at 30 June 2004, we had issued ordinary shares of 12,628,359,026 after completing a share buy-back during fiscal 2004 of 238,241,174 ordinary shares. As at 30 June 2003 and 30 June 2002, we had 12,866,600,200 issued ordinary shares.

(4)	Certain US-GAAP amounts in 2005, 2004, 2003 and 2002 have been restated as a result of a number of immaterial adjustments that were identified as part of our adoption of A-IFRS. Refer to note 37(a) in our consolidated financial statements for further details.

Statistical Data as at the end of the period (except for traffic data)

	Year Ended 30 June
	2006	2005	2004	2003	2002
Billable Traffic Data (in millions)
Local calls (number of calls)	7,432	8,469	9,397	9,794	10,269
National long distance minutes(1)	7,215	7,743	8,520	9,161	9,170
Fixed to mobile minutes	4,491	4,375	4,226	3,944	3,691
International direct minutes	534	580	651	740	781
Mobile voice telephone minutes(2)	7,311	6,746	6,145	6,335	5,780
Inbound Calling Products — B Party minutes	2,922	2,773	2,708	2,655	3,345
Inbound Calling Products — A Party minutes	1,012	940	938	918	N/A
Number of short messaging service (SMS) sent	3,019	2,289	1,944	1,413	N/A
Network and Operations Data (in millions)
Basic access lines in service(3)
Residential	5.46	5.60	5.87	6.20	6.35
Business	2.32	2.45	2.57	2.71	2.72

Total retail customers	7.78	8.05	8.44	8.91	9.07
Domestic wholesale	2.16	2.07	1.84	1.55	1.33

Total basic access lines in service	9.94	10.12	10.28	10.46	10.40

ISDN access (basic lines equivalents) (in thousands)(4)	1,214	1,208	1,288	1,213	1,268

Mobile Services in Operation (SIO) (in thousands)(5)
3G	317	—
GSM	6,468	6,894	6,653	5,812	5,346
CDMA	1,703	1,333	951	757	596

Mobile services in operation	8,488	8,227	7,604	6,569	5,942

Total Wholesale mobile SIOs (in thousands)	119	83	61	N/A	N/A

Online subscribers (in thousands)
Narrowband subscribers	1,027	1,205	1,194	1,158	1,056

Broadband subscribers — Retail	1,476	856	427	121	168
Broadband subscribers — Wholesale(6)	1,427	888	379	240	N/A

Total Broadband subscribers	2,903	1,744	806	361	168

Total online subscribers	3,930	2,949	2,000	1,519	1,225

Total FOXTEL subscribers (in thousands)	1,130	1,023	904	836	800
Employee Data
Domestic full-time staff(7)	37,599	39,680	36,159	37,169	40,427
Full time staff and equivalents(8)	44,452	46,227	41,941	41,941	44,977
Total workforce(9)	49,443	52,705	N/A	N/A	N/A

(1)	Includes national long distance minutes from our public switched telephone network (“PSTN”) and independently operated payphones. Excludes minutes related to calls from non-PSTN networks, such as ISDN and virtual private networks.

(2)	Includes all calls made from mobile telephones including long distance and international calls, excludes data, messagebank, international roaming and CSL New World.

(3)	Excludes Incontact service (a free service with restrictive calling access) and advanced access services, such as ISDN services.

(4)	Expressed in equivalent number of clear voice channels. Comparatives have been restated to reflect updated assessment of channels per SIO on ISDN 10/20/30. The previous assessment was based on a calculation of channel configurations across sample services. The revised assessment is based on the entire customer base.

(5)	Excludes CSL New World SIOs.

(6)	Within Broadband, retail products include cable, satellite, BigPond Wireless, HyperConnect, ADSL and Symmetrical HDSL, while wholesale products include DSL Layer 1, DSL Layer 2, DSL Layer 3, Spectrum Sharing and vISP Broadband. Total Broadband subscribers exclude Broadband component of ULL and Mobile Broadband which form part of intercarrier services and mobiles revenue respectively.

(7)	Excludes offshore, casual and part time employees.

(8)	Includes all domestic and offshore employees, including controlled entities.

(9)	Includes all domestic and offshore employees, including controlled entities, as well as contractors and agency staff.

Risk Factors
     The following describes some of the significant risks that could affect us. Additionally, some risks may be unknown to us and other risks, currently believed to be immaterial, could turn out to be material. Some or all of these could materially adversely affect our business, profits, outlook and management objectives, assets, liquidity and capital resources. These risks should be considered in conjunction with any forward-looking statements in this Form 20-F and the cautionary statement regarding forward-looking statements in this Form 20-F.
We operate in a highly regulated environment that negatively affects our business and profitability. In particular, we believe that regulation limits our ability to pursue certain business opportunities and activities affecting the returns we can generate on our assets. We are required to give our competitors access to certain services and infrastructure in which we have invested significant shareholder funds, even though the competitors could have invested in developing their own capabilities but chose not to do so.
     A further description of Australia’s telecommunications regulatory regime is contained in “Relationship with the Commonwealth — The Commonwealth as regulator” and “Regulation”.
     Telstra believes that regulation is the most significant ongoing risk to the company. There can be no assurances as to future policies, ministerial decisions or regulatory outcomes. These may be significantly adverse to our shareholders.
     We are focused on building competitive advantage. This may however be undermined by adverse policies, decisions or regulatory outcomes.
     We believe the current regulatory regime is value destroying. Regulatory reform is an issue with which management is seriously engaged and although recent history does not give us any indication that regulatory risks will be reduced, we are committed to seek regulatory reform on behalf of our shareholders.
     We face substantial regulatory risks that we believe have, and will continue to have, substantial adverse effects on our operations and financial performance. The key risks include:
•	Access pricing: The ACCC can require us to provide certain services to our competitors using our networks, at a price based on the ACCC’s calculation of the efficient costs of providing these services if the parties fail to agree a price. In many cases we believe that the ACCC proposes prices that are below our efficient cost of supply. The ACCC is yet to issue its final ruling on the prices it will allow us to charge for various wholesale services including unconditioned local loop service (“ULLS”) and spectrum sharing service (“SSS”). We believe that these are extremely important matters for the financial performance of our business. The ACCC has recently issued several interim determinations in ULLS arbitrations to which we are a party, reducing the price from A$22 to A$17.70 per line per month in band 2 (metropolitan areas, where the greatest number of ULLS services will be provided). We are effectively required by law to charge the same price for a basic line rental service for all retail customers across Australia, but the ACCC will not follow the same principle for wholesale customers, instead setting prices which differentiate between metropolitan and non-metropolitan areas (de-averaged prices), well below our calculation of the efficient costs. This will enable our competitors to target customers in higher density areas where access prices are low, leaving us to provide services to some customers in high cost, low density areas at the same retail price as in metropolitan areas. The ACCC may reduce access prices further which would adversely affect our revenues, earnings and shareholder returns, including dividends. In addition, the ACCC recently issued two draft interim decisions in SSS arbitrations significantly reducing the monthly charge to A$3.20. We believe such a price would lead to accelerated growth in SSS enabling our competitors to provide broadband and VoIP services with greater growth opportunities while we are restricted to supplying basic access services. In addition, we believe such reduced access prices would be likely to lead to a reduction in our retail prices. Since the draft interim decisions were issued, three further SSS arbitrations have been filed against us claiming that our charges for SSS are too high.

•	Mandated access to Telstra networks: A key part of our transformation strategy involves deploying next-generation networks, including our recently launched NEXT G(TM) wireless network. The ACCC may hold a public inquiry at any time into whether compulsory competitor access to the network should be required. We believe such compulsory competitor access would not be appropriate because of the wide availability of competing wireless networks. Were such access to be required this would deprive our shareholders of the benefits of the wider coverage of our network and we believe this would materially adversely affect our investment returns, earnings and shareholder returns, including dividends. This may undermine our commercial incentives to continue to invest in the NEXT G(TM) wireless network, for example, to increase data speeds.

•	Conduct regulation: On 12 April 2006, the ACCC claimed that we engaged in anti-competitive conduct when we raised our wholesale basic access prices to allow greater recovery of our estimated costs of providing the service without a similar increase in retail prices, in breach of the Trade Practices Act. The ACCC may take us to the Federal Court for this alleged breach. The maximum potential penalties that the Federal Court could impose exceed A$470 million as at 30 September 2006 and are increasing at A$3 million per day. Optus Networks Pty Ltd, a subsidiary of one of our principal competitors, has issued proceedings in the Federal Court in the same matter seeking damages and an injunction. We will vigorously defend these proceedings and any enforcement proceedings that may be brought by the ACCC, on the basis that we have not acted anti-competitively and that we believe we should be allowed to move our prices closer to our costs. The ACCC may in the future reach the view that other of our conduct is a breach of the Act. For example, a refusal by us to supply services to our competitors for what we believe to be normal commercial reasons may in the ACCC’s view, be a breach of the Act. We believe that, should the ACCC allege that we have engaged in anti-competitive conduct, it will rely upon the potential for very large fines in an endeavour to have us modify what we believe to be normal commercial behavior. We will defend our right to act in what we believe to be a normal commercial manner.

•	Wide ministerial and regulatory discretion: The Communications Minister has broad and largely discretionary powers to impose and vary licence conditions and other obligations on us. For example, the requirement to operate separate retail, wholesale and network business units (“operational separation”) places a burden on us with many restrictions imposed on the way we run our business. Refer “Regulation — Operational separation”. However, the real risk with operational separation lies in the power of the Communications Minister to determine the way we conduct our business by directing us to vary our operational separation plan, subject only to the aims and objects of the legislation which are very broad. In addition, we are subject to retail price controls —for example, we are not allowed to charge for directory assistance (even to customers of our competitors), but there is no such restriction on our competitors charging for these services. Also, we are obliged to make certain uneconomic services available in rural and remote areas, without receiving what in our opinion is a fair contribution to our costs from our competitors. Further, the ACCC has broad discretionary powers and is in general not subject to ministerial oversight or direction.
     Because of these regulatory factors, there is a risk that we are, and could be, exposed to significant limitations, uncommercial imposts, penalties and compensation payments in relation to our current and future activities and assets. This may make it prudent on some occasions for us to cease, or choose not to engage in, business activities in which we might otherwise engage; or avoid, defer or abandon certain capital projects as was the case with our fibre to the node (FTTN) project, where we chose not to build this network because in our view the access price likely to be set by the ACCC would not enable us to earn a competitive return for our shareholders. These regulatory risks could therefore have an adverse effect on our ability to pursue certain business opportunities and activities and the returns we can generate on our assets, and could benefit our competitors. This may in turn adversely affect our financial performance.
     For more detailed information regarding our regulatory environment and our obligations and potential liabilities under Australian regulations, see “Regulation”.
We may not succeed in implementing our transformation strategy. Even if successfully implemented, our transformation strategy may not achieve the expected benefits, or may not be achieved within the intended timeframe.
     We have invested substantial capital and other resources in the development, streamlining and modernisation of our networks and systems and have embarked upon a substantial transformation of the company. Our transformation strategy involves a complex and fundamental change to our business, operations, networks and systems, and we are undertaking the transformation on an accelerated schedule. A transformation of this size, speed and complexity has not been attempted by any other telecommunications company around the world. There is a significant risk that we may not be successful in the implementation of our transformation strategy. In particular, there are substantial risks that:
•	our next-generation technologies and network, including our recently launched NEXT G(TM) wireless network, and IT support systems and processes will not function as anticipated;

•	key vendors on which we are dependent may not perform as expected;

•	customer take-up of and planned large-scale migration to our new products and services are significantly less than planned;

•	extended delays and other execution problems in implementing our transformation strategy may develop;

•	competitors may in time offer similar services and capabilities; and

•	our actual capital and operating costs turn out to be substantially greater than those budgeted.
     The occurrence of any or all of these risks may have a material adverse impact on our competitiveness, earnings and shareholder returns, including dividends.
Our next-generation technologies and network and IT support systems may not function as planned and the timetable for implementation is aggressive.
     Our next-generation technologies span across our fixed line and wireless networks, including our switching and transmission systems, as well as all our network and IT support systems and processes. We face significant risks that the technology may not be installed in a satisfactory manner, on time or within budget, and that the technology may not perform as expected and represented by our key vendors. The risks of non-performance include those relating to speed of transmission, quality of service, costs to deploy and operate the new networks and systems, the ability to create and effectively implement new product and service offerings and the capability to integrate applications and create seamless interfaces with front office order-entry systems and back office billing and customer support systems. As more customers are migrated to our next-generation networks and systems, some of these operational risks will increase. Any substantial delays in completing the new IT systems, or the customer migration, will lead to an extended period where we face the additional cost of operating old and new systems in parallel and delay the benefits from decommissioning the old systems.
     One of the most complex and highest risk elements of our transformation strategy is the rationalisation of our network platforms and IT systems, including our operational support systems and business support systems. Our plan to cap or exit 65% of our network platforms and reduce the number of our IT systems by at least 80% by 2010 is in its early stages and we have not yet delivered the initial release. If we are unable to simplify and rationalise our networks and systems or if we are substantially delayed in achieving this objective, we may not be able to achieve the full benefits of our transformation strategy.
     Our transformation strategy also depends upon the installation of new and untested support systems that we expect will allow us to price and sell services efficiently and bill and care for the customers who purchase them. The systems we are deploying are largely untested in the applications and the environments we intend for them. There is therefore substantial risk that our planned system installation and the migration of our customers to the new systems may not be successful or that we may not be able to integrate the systems supporting the multiple technologies and services we plan to operate. In addition, the migration of our CDMA customers to our NEXT G(TM) wireless network may be more costly or take longer than anticipated, leading to unanticipated costs in operating the CDMA network for longer than expected.
We are dependent on key vendors which may not perform as expected.
     We are dependent on key vendors for the implementation of our transformation strategy, such as Accenture, Alcatel, Cisco, Ericsson, Siebel, Kenan Systems and IBM. Our dependence on key vendors for the implementation of our next-generation technologies creates a number of risks, including risks that key vendors may not deliver or perform as promised or may fail, and the products we have chosen may be discontinued or become unsupported. Also, our ability to use other vendors, obtain contractual recourse or secure intellectual property rights should one of our chosen vendors fail to deliver or perform as promised may be limited.
Customer acceptance and take up of our new product and service offerings and our planned large-scale customer migration to new platforms, including in relation to our recently launched NEXT G(TM) wireless network, may be significantly less than planned.
     The success of our transformation strategy depends upon the large scale customer take-up of newly-created products and services enabled by our next-generation networks, including our NEXT G(TM) wireless network. No other major international telecommunications company has proven the commercial viability of creating and marketing the next-generation products and services we are planning to roll out. There is a substantial risk that we will not be able to create and develop appropriate or commercially attractive products and services that take advantage of these new network capabilities and meet market demand or that we will not develop appropriately tailored bundles of products and services compared to our competitors. Even if we do, there is a risk that customers will not purchase them in sufficient quantities or at high enough prices to recoup our investment.

     The take-up of new next-generation products and services also depends on our ability to successfully migrate our substantial customer base to our new network platforms. There is a risk that we may be unable to migrate our customers to our new networks and systems successfully and that we experience excessive churn of customers to other providers during the migration process. We may also be unable to suppress continuing demand for development of existing or legacy IT systems. The occurrence of any of these risks could also complicate the build and integration of new systems and hamper the application of sufficient resources to build and integrate the new systems and cause us to have to operate old and new systems for an extended period.
We may face extended delays and other execution problems in implementing our transformation strategy.
     Our transformation strategy calls for more deployments of more network technologies and IT support systems than we have ever attempted or that any major telecommunications company worldwide has successfully accomplished. The risks of executing all aspects of these deployments and the integration process on time and on budget, with high quality results, are significant. The risks associated with any one such deployment increase significantly as multiple deployments are being pursued simultaneously, each dependent in some measure upon the others being performed. In addition, our transformation is being executed in a relatively short period by a company that has not experienced a transformation process of this magnitude. There is substantial risk that our installation of these systems and the conversion of our embedded base of customers to them will take longer, be more expensive and cause more disruption than we anticipated, leading to lower sales, higher costs and widespread customer dissatisfaction. The risks associated with the execution of our transformation strategy also include the lack of suitable personnel and resources to implement our transformation, an inability of new IT systems and processes to deliver productivity gains and targeted workforce reductions and the potential for industrial disputes, each of which could significantly delay the transformation or limit its effectiveness.
Competitors may in time offer similar services and capabilities.
     We expect our competitors to continue to adapt their product offerings and technical capabilities. As a result, there is a risk that our ability to differentiate ourselves from our competitors on the basis of our planned next-generation technologies, network and IT support systems may be reduced, affecting our revenues, margins and profits. In addition, the relative advantages expected of our NEXT G(TM) wireless network’s geographic and in-building coverage and speed may be offset by competitors offering similar services and capabilities.
Our actual capital and operating costs may turn out to be substantially greater than budgeted.
     Our transformation strategy is very costly and has resulted in significant declines in our net income and our cash flow available for reinvestment or the payment of dividends. The foregoing risks could cause additional costs and expenses, delays in the availability of new technology and new products and services, fewer than expected customers buying fewer new products at lower than expected prices, and asset write-downs. These risks could lead to us not generating profits or cash flow to the levels prevailing when the transformation began and could also result in a significant reduction in earnings and shareholder returns, including dividends. In addition, while our transformation strategy is designed to respond to current market changes through the modernisation of our networks and systems, future technology and market changes may create the need for other network and systems changes and therefore require us to spend more than currently budgeted.
The success of our transformation strategy is highly dependent on our key personnel and the loss of one or more of these key executives could materially impact the timely and effective implementation of this strategy.
     Our CEO and a number of key members of his senior management team have joined the company within the last eighteen months and bring with them extensive telecommunications expertise. The transformation strategy that we are now pursuing is an enormous enterprise formulated by our current senior management team. Given the breadth of the strategy and the significant undertakings associated with it, the loss of one or more of these key executives, in particular the CEO or COO, could have a material adverse impact on our ability to achieve some or all of the objectives of the transformation strategy and consequently our earnings and shareholder returns, including dividends. There is also a risk that if the CEO were to leave us one or more of the overseas executives he has recruited may also leave.
We could experience difficulty in retaining and attracting skilled and experienced people.
     As technology evolves we will need to attract, retain and train our workforce. The relevant skills are in short supply worldwide. There is a risk that an inability to attract and retain skilled and experienced people and hence to embrace new technology and retain our corporate knowledge could impact our ability to remain competitive.

     For more information on our workforce, see “Directors and Management”.
If we are not successful in addressing the decline in revenues from our traditional high-margin fixed- line (PSTN) products and services and in increasing the revenues and profitability of our emerging products and services, our overall profitability will decline.
     Our PSTN revenues declined by 6.7% in fiscal 2006. This decline will continue and may accelerate. The decline has been caused by increasing competition, substantial regulatory impacts and the continued growth and development of technologies that offer increasingly viable alternatives to our PSTN services. This trend is present across telecommunications markets globally, and it is expected to continue. PSTN revenues comprise a significant portion of our revenues and provide high margins and strong cash flows that enable us to invest in and develop our business. If we are unable to arrest or slow the rate of decline in our PSTN revenues or grow alternative revenue sources, manage costs and minimise margin erosion in newer lower-margin products and services, such as mobiles, Internet, IP solutions, advertising and directory services and pay TV bundling, our earnings and shareholder returns, including dividends, could be materially adversely affected.
Rapid technological changes and the convergence of traditional telecommunications markets with data, Internet and media markets expose us to significant operational, competitive and technological risks.
     Rapid changes in telecommunications and IT are continuing to redefine the markets in which we operate, the products and services required by our customers and the ability of companies to compete in the telecommunications industry in Australia and elsewhere in the world. These changes are likely to broaden the range, reduce the costs and expand the capacities and functions of infrastructure capable of delivering these products and services. We are responding to current market changes through the modernisation of our networks and systems, including the deployment of our new nationwide NEXT G(TM) wireless network, but future technology and market changes may create the need for other network and systems changes at considerable cost to Telstra.
     To address the continuing changes in converging telecommunications, data, Internet and media markets, we may be required to devote considerable resources to enhancing our ability to deliver services required by these markets. There is a risk that competitors may leverage both their own and our infrastructure or deploy or develop technologies or infrastructure that provides them with a lower cost base or other operating advantages that may drive down market prices. This could give these competitors an advantage if we are unable to promptly and efficiently provide equivalent services.
Competition in the Australian telecommunications market could cause us to continue to lose market share and reduce our prices and profits from current products and services.
     The Australian telecommunications market has become increasingly competitive since the Commonwealth introduced open competition on 1 July 1997. Although the overall market has experienced growth to date, we have lost substantial market share in some key markets particularly as a result of aggressive price competition, the development of new technologies and facilities by competitors, the market entry of non-traditional competitors with access to significant content and resources and increased regulatory action. In response to increased competition, we have lowered the prices of our products and services, particularly the prices for our local calls, national long distance calls and international telephone services and calls to and from mobile services.
     There is also a risk that non-traditional competitors with greater access to content, substantial resources and/or alternative delivery platforms, such as Internet search engine and Internet trading companies, VoIP and media companies, may enter and compete effectively in our telecommunications markets.
     We expect vigorous price and facilities or network-based competition to continue or accelerate. We also expect that our competitors will continue to market aggressively to our high value customers. The continued loss of market share or downward pressure on prices would have an adverse effect on our financial results in the market or markets in which this type of competition occurs.
     The Australian Government has announced Connect Australia, a A$1.1 billion package to subsidise the supply of broadband, mobile and fixed line services for people living in regional, rural and remote areas in Australia. In addition, nine of our competitors have outlined a possible model for the building of a jointly owned FTTN network to deliver broadband services to a large number of customers. Connect Australia is likely to increase facilities and network-based competition in these areas.
     For more information on our competitive environment, see “Competition”.

Our ability to pursue our strategy with some joint investments may be limited.
     Some of our domestic and international activities are conducted through subsidiaries, joint venture entities and other equity investments. These include our interests in FOXTEL, REACH, our 3GSM 2100 network sharing partnership with Hutchison (3GIS), CSL and SouFun. Under the governing documents for some of these entities, certain key matters such as the approval of business plans and decisions as to capital invested and the timing and amount of cash distributions require the agreement of our co-participants. Our co-participants may have different approaches with respect to the investment and the markets in which they operate and on occasions we may be unable to reach agreement with them. Any dispute or disagreement from time to time with our partners may negatively affect our ability to pursue our business strategies.
     In some cases, strategic or venture participants may choose not to continue their participation. In addition, our arrangements with our co-participants may expose us to additional investment, capital expenditure or financing requirements. There are also circumstances where we do not participate in the control of, or do not own a controlling interest in an investment and our co-participants may have the right to make decisions on certain key business matters with which we do not agree.
     All of these factors could negatively affect our ability to pursue our business strategies with respect to the concerned entities or business objectives and the markets in which they operate. For more information on some of our investments, see “Information on the Company — International investments” and “Information on the Company — Products and services — Mobiles — 3G wireless service” and “Information on the Company — Products and services — Subscription television”, and “Information on the Company — Networks and Systems”.
Network and system failures could damage our reputation and earnings.
     Our technical infrastructure is vulnerable to damage or interruption from a range of factors including floods, wind storms, fires, power loss, telecommunication failures, cable cuts and/or intentional wrongdoing. The networks and systems that make up our infrastructure require regular maintenance and upgrade that may cause disruption. The occurrence of a national disaster or other unanticipated problems at our facilities or any other damage to or failure of our networks and/or systems could result in consequential interruptions in service across our integrated infrastructure. Network and/or system failures, hardware or software failures or computer viruses could also affect the quality of our services and cause temporary service interruptions.
     There is a risk that our major customers’ capacity requirements will be in excess of our ability to supply, resulting in lost revenue, customers moving to competitors and possibly claims by customers against us.
     Our IT systems are complex and there is a risk that our ability to support strategic priorities in customer service and growth products may be delayed by our transformation program and the complexity of changing our systems. Our IT systems are also vulnerable to viruses, denial of service and other similar attacks which may damage our systems and data and that of our customers. Any of these occurrences could result in customer dissatisfaction and damages or compensation claims as well as reduced earnings.
Future sales of a substantial portion of our shares by the Future Fund could depress the market price for our shares and other equity interests.
     The Commonwealth has indicated it will transfer its Telstra shares not sold in the T3 Global Offering to the Future Fund, a Commonwealth investment fund. Following the T3 Global Offering the Future Fund will have a substantial shareholding in Telstra. The shares held by the Future Fund will be subject to an escrow or lock-up period of two years (with certain exceptions). After the escrow or lock-up period, the Future Fund will be required to sell down its shareholding over the medium-term to a level consistent with its investment strategy (at least below 20% of our issued share capital). See “Future Fund — General investment mandate”. Future disposals by the Future Fund of our shares or the perception that such disposals may occur could reduce our share price, and adversely affect the timing and effectiveness of our capital raisings, which could have an adverse impact on our cost of capital.
     The Finance Minister may issue directions to the Board of the Future Fund in relation to Telstra shares held by the Future Fund, including specifying how disposals, voting and other rights relating to the shares are to be exercised. While the current Government does not intend to issue directions specific to Telstra shares (except to impose the escrow and require the sell-down), a future Government might take a different approach, using its direction power to require the disposal or voting of the Telstra shares held by the Future Fund to pursue Government objectives. There is also a risk that the interests of the Future Fund and/or the Commonwealth may not be aligned with the interests of our other shareholders, and the Future Fund could take actions that we may not regard as being in the best interests of our shareholders.

There are significant differences between the Commonwealth and the Telstra Board with respect to the election as a director of Mr Geoffrey Cousins.
     Telstra’s annual general meeting was held on 14 November 2006 shortly before the completion of the T3 Global Offering, at which time the Commonwealth still owned approximately 51.8% of Telstra shares. The Commonwealth sought the nomination of Mr Geoffrey Cousins for election as a director of Telstra at the annual general meeting and voted its shares in favour of the election of Mr Cousins. Mr Cousins has more than 26 years experience as a company director and is currently a director of Insurance Australia Group Limited. Mr Cousins was previously the Chairman of George Patterson Australia and is a former director of Publishing and Broadcasting Limited, the Seven Network, Hoyts Cinemas group and NM Rothschild & Sons Limited. He was the first Chief Executive of Optus Vision and before that held a number of executive positions at George Patterson, including Chief Executive of George Patterson Australia. Mr Cousins is a director of the Cure Cancer Australia Foundation.
     Mr Cousins was a part-time consultant to the Prime Minister for nine years resigning upon his nomination for the Board.
     The Government believes that Mr Cousins has the necessary qualifications to serve as a director given his broad experience across the telecommunications, broadcasting and advertising sectors and will be an effective director. It does not intend or believe that Mr Cousins will act as a representative of the Government on the Telstra Board. It is not the Government’s intention to issue additional directions specific to Telstra shares to the Future Fund (see “The Future Fund”). The Government raised Mr Cousins’ nomination with Telstra at the beginning of the week commencing 11 September 2006 and believes that it gave Telstra ample time to consider his nomination, having regard to his extensive experience.
     The Telstra Board did not seek Mr Cousins’ nomination and did not have the opportunity to adequately assess Mr Cousins’ candidacy in accordance with its governance processes, which include assessing a proposed director having regard to the independence requirements of the Board’s Charter and the ASX Principles of Good Corporate Governance. The Board’s Charter states that it is the Board’s current intention that non-executive directors should be independent directors. While the Board has not reached a concluded view, the Board is concerned that there is a risk that Mr Cousins’ previous consulting role with the Government could interfere with his capacity to be considered an independent director. In the Telstra’s notice of meeting for the annual general meeting, the Board did not recommend that shareholders vote in favour of Mr Cousins.
     To be satisfied that a director is independent the Board would need to conclude, among other things, that the director is not “associated directly with a substantial shareholder of Telstra” and “is free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the exercise of his or her unfettered and independent judgement and ability to act in the best interests of the company”. The Board has been very careful to ensure that it does not, and is not seen to, prejudge in any way whether Mr Cousins would meet these requirements. However, it is clear from the circumstances of Mr Cousins’ nomination and his previous association with Government that these issues will require careful examination in accordance with best practice and that this is likely to take some time to conduct appropriately. The Board has commenced a process to assist it reaching a conclusion on these issues.
     The Government believes that Mr Cousins will act independently as a director and not as a representative of the Government on the Telstra Board.
     However, Telstra operates in a highly regulated environment and the Commonwealth and its agencies are the key regulators. While Telstra acknowledges that Mr Cousins has served as a public company director, Telstra believes that there is a risk if Mr Cousins cannot be considered an independent director that this could prove disruptive to the smooth and effective functioning of the Board. Were this to occur, this could also affect Telstra’s ability to attract and retain qualified directors.
Actual or perceived health risks relating to the emission of electromagnetic energy (“EME”) by mobile handsets and transmission equipment could lead to decreased mobile communications usage.
     While certain reports have suggested that EME emissions from mobile handsets and transmission equipment may have adverse health consequences, the overwhelming weight of scientific evidence is that there are no adverse health effects when wireless equipment is used in accordance with applicable standards. Nonetheless, any widespread perception of EME risks may lead to decreased mobile communication usage, which would decrease our wireless business.

There may be a lower level of dividends.
     The Board’s current intention is to declare dividends totaling A$0.28 per share fully franked for fiscal 2007, subject to continued success in implementing our transformation strategy and no further material adverse regulatory outcomes during the course of the year. There is a risk that if we are unsuccessful in implementing our transformation strategy or there are further material adverse regulatory outcomes, the amount of dividends in any year may be reduced or not fully franked, which would negatively affect yield.
There are limits on foreign ownership of our shares
     The Telstra Corporation Act 1991 imposes limitations on the ownership of shares by “foreign persons”. Foreign persons and their “associates” may not in total have interests in more than 35% of our shares not held by the Commonwealth, and no single foreign person and its associates may have an interest in more than 5% of our shares not held by the Commonwealth. If either of these limitations is exceeded, the person who acquired shares or instalment receipts which resulted in the limits being exceeded may be subject to fines.
     Under the trust deed and our constitution, we and the trustee have the power to compel the sale of the shares or instalment receipts held by foreign persons or their associates that exceed these limits. We or the Commonwealth may also seek relief from the courts, which could include:
•	directing the disposal of shares or instalment receipts;

•	restraining the exercise of any rights attaching to shares or instalment receipts; and

•	prohibiting or deferring receipt of sums payable on shares or instalment receipts.
We intend to deregister from the SEC and delist our ADRs from the NYSE as soon as feasible following adoption of new SEC regulations on deregistration.
     In December 2005, the SEC proposed rules that, if adopted, would make it easier for foreign companies to terminate their SEC registration. If these or similar rules are adopted, we intend to deregister from the SEC and to delist our ADRs from the NYSE at the earliest opportunity. Following the deregistration and delisting, we will no longer prepare annual reports on Form 20-F and instead will only be required to comply with the Australian reporting obligations. Investors should note that such disclosure obligations differ in certain material respects from our SEC ongoing reporting obligations. In addition, the public trading market for our ADRs on the NYSE would then no longer exist.
Other risks
     We also face other risks with respect to economic exposure to movements in market risks and the environment which are discussed in “Information on the Company” and “Quantitative and Qualitative Disclosures about Market Risk”. In addition, the government of the Australian Capital Territory is seeking to charge rates on our infrastructure, which could lead to an additional cost burden on us if this practise were to spread.

Dividends
     Our Board has considered the level of future dividends. In the interests of shareholders, it is the current intention of the Board to declare fully franked ordinary dividends of A$0.28 per share for fiscal 2007. This assumes that we continue to be successful in implementing our transformation strategy and there are no further material adverse regulatory outcomes during the course of fiscal 2007.
     The Board is unable to give guidance on ordinary dividends for fiscal 2008 owing to the continuing uncertainty attached to regulatory outcomes and impacts on our business as well as transformation and market place risks. The final amount of dividends declared for any year is a decision for the Board to make twice a year in its normal cycle having regard to our earnings and cash flow as well as future regulatory impacts and all other factors that affect our operations.
     See also “Operating and Financial Review and Prospects — Liquidity and capital resources” and “Operating and Financial Review and Prospects — Outlook”.
     It is our policy to pay dividends to Australian and New Zealand shareholders by direct credit to the shareholder’s or another nominated person’s account with a bank or other financial institution. We consider that payment by direct credit is fast, efficient and secure and significantly reduces our administrative costs in relation to payment of dividends.

Exchange Rates
     Our consolidated financial statements are shown in Australian dollars (“A$”) except where another currency is specified. For convenience, this Form 20-F has translations of certain A$ into US dollars (“US$”) at an exchange rate as at 30 June 2006 of A$1.00 = US$0.7423. These translations are indicative only and do not mean that the A$ amounts could be converted to US$ at the rate indicated.
     The following tables show, for the periods and dates indicated, information concerning the rates of exchange at the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York. On 27 November 2006, the noon buying rate was A$1.00 = US$0.7785.

	High	Low
June 2006	0.7527	0.7284
July 2006	0.7664	0.7407
August 2006	0.7699	0.7568
September 2006	0.7704	0.7461
October 2006	0.7743	0.7434
November 2006	0.7896	0.7629

Year Ended 30 June	At Period End	Average Rate(1)	High	Low
2002	0.5628	0.5240	0.5748	0.4841
2003	0.6713	0.5884	0.6729	0.5280
2004	0.6952	0.7155	0.7979	0.6930
2005	0.7618	0.7568	0.7974	0.6880
2006	0.7423	0.7472	0.7781	0.7056

(1)	The average of the noon buying rates on the last day of each month during the year.
     Fluctuations in the A$ to US$ exchange rate will affect the US$ equivalent of the A$ price of the shares and the instalment receipts on the ASX.

Listing Information
Markets in which our shares are traded
     We are listed on the ASX and the NZSX. We also have ADRs listed on the NYSE.
     In December 2005, the SEC proposed rules that, if adopted, would make it easier for foreign companies to terminate their SEC registration. If the SEC’s proposed deregistration rules are adopted, we intend to deregister from the SEC ongoing reporting obligations and to delist our ADRs from the NYSE at the earliest opportunity, which may be accomplished by the end of fiscal 2007.
     The stock market operated by the ASX is the principal stock exchange in Australia. The exchange operates by way of the Stock Exchange Automated Trading System (“SEATS”), which is a fully computerised system.
     Trading on SEATS takes place each business day between the hours of 10:00am and 4:05pm, Australian Eastern Standard Time or Australian Eastern Daylight Time. At 4:05pm each day, the ASX subsequently matches any buy and sell orders in the system that satisfy both buyers and sellers. The prices of all listed shares are continuously quoted while the market is open and the system prioritises orders first by price and second by time of placement in the system. Exchange participants can cross stock between buying and selling orders, at the buy or sell quote, provided those quotes are no more than one marketable bid apart and can cross outside this range in amounts of A$1 million or more. Transactions on the ASX are settled on the third business day following the trade date.
     Our securities were initially listed on 17 November 1997. This followed the sale by the Commonwealth of 33.3% of its shares in Telstra. This initial sale by the Commonwealth was followed by a further two share offerings to the public. The first being on 18 October 1999 (T2), when the Commonwealth sold an additional 16.6% of shares and the second when the Commonwealth sold an additional 34.1% of shares in Telstra in November 2006 in the Telstra T3 Global Offering.
Price history of our shares
     The following tables give the price history of our shares and ADSs as derived from the daily official list of the ASX and NYSE.
High and low closing price for shares and ADSs — on an annual basis — for a period of five years or time of trading if less than five years

	A$ per Share		US$ per ADS
Period	High	Low	High	Low
Fiscal 2002	5.68	4.48	14.85	12.10
Fiscal 2003	5.04	3.96	15.25	11.84
Fiscal 2004	5.15	4.45	19.17	14.87
Fiscal 2005	5.49	4.63	21.61	16.35
Fiscal 2006	5.14	3.63	19.62	12.77

(1) Each ADS represents 5 ordinary shares
High and low closing price for shares and ADSs — on a quarterly basis for the two most recent full financial years

	A$ per Share		US$ per ADS
Period	High	Low	High	Low
2004
1 July — 30 September	5.05	4.63	18.45	16.35
1 October — 31 December	4.94	4.63	19.42	16.77
2005
1 January — 31 March	5.49	4.81	21.61	18.30
1 April — 30 June	5.17	4.79	20.01	18.37
1 July — 30 September	5.14	4.04	19.62	15.36
1 October — 31 December	4.32	3.76	16.10	14.10
2006
1 January — 31 March	4.10	3.63	15.58	12.77
1 April — 30 June	3.97	3.64	15.33	13.35
1 July — 30 September	3.94	3.45	14.98	13.12

(1)	Each ADS represents 5 ordinary shares

High and low closing prices for the most recent six months

	A$ per Share		US$ per ADS(1)
Period	High	Low	High	Low
2006
April	3.94	3.65	14.75	13.37
May	3.97	3.71	15.33	14.07
June	3.82	3.64	14.21	13.35
July	3.87	3.67	14.59	13.76
August	3.94	3.45	14.98	13.12
September	3.71	3.53	14.05	13.23
October	3.97	3.57	15.45	13.52
November	3.97	3.63	15.40	14.12

(1)	Each ADS represents 5 ordinary shares
     There were 10,338,416,428 shares and instalment receipts issued and available for trading on the market as at 29 November 2006. At that date, 32,699,544 ADS’s (equivalent to 163,497,720 shares were held by 51 record holders and 2,409,272 ordinary shares were held by 1,283 US record holders. At that date there were 1,445,208 Australian record holders, representing 99.24% of all record holders.
     We successfully completed a A$1 billion off-market share buy-back in November 2003, and a A$750 million off-market share buy-back in November 2004.
     Before the buy-backs, we had 12,866,600,200 shares outstanding, including those held by the Commonwealth. As a result of the 2003 buy-back, the number of shares outstanding reduced to 12,628,359,026 and the number of shareholders reduced from approximately 1.805 million to 1.769 million. Following the 2004 buy-back, the number of shares outstanding reduced to 12,443,074,357 and the number of shareholders reduced to 1.634 million. The Commonwealth did not participate in the buy-backs.
     On 30 November 2006, the number of shareholders was 1,589,369.
     The closing price for our shares on the ASX on 30 November 2006 was A$3.77.and the closing price of our ADSs on the NYSE was US$14.92.

Major Shareholders and Related Parties
Major shareholders
     The following table shows the number of unlisted shares and listed shares and installment receipts (IRs) on issue at 29 November 2006. The table also shows, as a group, the shareholdings of our directors and officers:

Title of Class	Identity of Person or Group	Amount Owned		% of Class
Shares	The Commonwealth	2,104,657,933		16.9
Shares/IRs	Listed shareholders	10,338,416,424		83.1

		12,443,074,357		100.0

Shares/IRs	Directors and officers as a group	1,626,665	(2)

(2)	Refers to direct and indirect holdings.
     The shareholdings of each person known by us to be the owner of more than 5% of our voting securities, as at 29 November 2006, is shown in the table titled “Twenty largest registered securityholders as at 29 November 2006”. As at 29 November 2006, we are not aware of any individual beneficial holder, other than the Commonwealth, whose securities represent more than 5% of the issued and outstanding securities. The Commonwealth has equal voting rights with all other securityholders.
Distribution of shares
     The following table summarises the distribution of our public listed shares and IRs as at 29 November 2006:

	Number of Registered
	Securityholders(1)		Shares
Size of Holding	Number	%	Number	%
1-1,000	885,250	60.33	542,025,234	5.24
1,001-2,000	271,310	18.49	423,907,496	4.10
2,001-5,000	216,052	14.72	683,677,241	6.61
5,001-10,000	61,155	4.17	441,544,944	4.27
10,001-100,000	32,698	2.23	691,129,267	6.69
100,001 and over	960	0.07	7,556,132,242	73.09

Total	1,467,425	100	10,338,416,424	100

(1)	Number of shareholders holding less than a marketable parcel of shares was 10,240, holding 875,842 shares. Number of IR holders holding less than a marketable parcel of IRs was 98, holding 16,889 IRs
Twenty largest registered securityholders as at 29 November 2006
     The following table sets out the top 20 securityholders other than the Commonwealth when multiple holdings are grouped together:

		Number of	% of Issued
Shareholders		Shares	Shares(1)
1	Telstra Sale Company	4,341,549,190	41.79%
2	National Nominees Limited	681,302,404	6.56%
3	Westpac Custodian Nominees Ltd.	523,423,174	5.04%
4	J P Morgan Nominees Australia Ltd.A	453,793,122	4.37%
5	Citicorp Nominees Pty Limited	246,287,067	2.37%
6	ANZ Nominees Limited.	212,795,112	2.05%
7	HSBC Custody Nominees (Australia) Limited	126,783,002	1.22%
8	Cogent Nominees Pty Limited	101,584,556	0.98%
9	RBC Global Services Australia Nominees Pty Ltd	89,832,268	0.86%
10	UBS Nominees Pty Ltd	62,092,201	0.60%
11	Telstra ESOP Trustee Pty Ltd.	51,461,125	0.50%

		Number of	% of Issued
Shareholders		Shares	Shares(1)
12	Queensland Investment Corporation	45,002,879	0.43%
13	AMP Life Limited	42,936,363	0.41%
14	Warbont Nominees Pty Ltd	34,871,657	0.34%
15	Australian Foundation Investment Company Limited	32,928,338	0.32%
16	Westpac Financial Services Ltd.	26,204,988	0.25%
17	Australian Reward Investment Alliance	19,222,034	0.19%
18	Argo Investments Limited	18,954,800	0.18%
19	Telstra Growthshare Pty Ltd.	17,508,460	0.17%
20	Questor Financial Services Limited	13,087,092	0.13%

	Total	7,141,619,832	68.75%

(1)	Not including those shares held by the Commonwealth.
Substantial shareholders
     As at 27 November 2006, other than the Commonwealth we did not have any substantial shareholders. Except as described in ‘Relationship with the Commonwealth’, Telstra is not directly or indirectly controlled by another entity or person or any foreign government and there are no arrangements known to Telstra, the operation of which may, after the date of this Form 20-F, result in a change in control of Telstra.

Relationship with the Commonwealth
     We have a number of distinct relationships with the Commonwealth, including as shareholder, regulator and customer. Until the recently completed T3 Global Offering, the Commonwealth was our controlling shareholder. Our relationship with all of our shareholders (including the Commonwealth) is, in general, regulated by the Corporations Act, the ASX Listing Rules and our constitution. Commonwealth departments and independent agencies are also responsible for the regulation of the telecommunications industry generally and us in particular under the Telstra Act, the Trade Practices Act, the Telecommunications Act and the Telecommunications (Consumer Protection and Service Standards) Act.
The Commonwealth as shareholder
     The Commonwealth has sold down its original 100% equity holding in us in three tranches: it sold 33.3% of its shares in November 1997; it sold an additional 16.6% of shares in October 1999 and a further 34.1% of shares in November 2006. Once the transfer of its remaining shares to the Future Fund is complete (which we expect to occur by February 2007), the Commonwealth will cease to hold any shares in the Company.
     T3 Global Offering
     In September 2005, the Commonwealth amended the Telstra Act by passing the Telstra (Transition to Full Private Ownership) Act 2005 (the “Transition to Full Private Ownership Act”) to enable the Commonwealth to undertake a sale of all or part of its remaining stake in Telstra.
     In November 2006, the Commonwealth sold approximately 34% of its shares in a global offering, taking its equity holding in us from 51.8% to 17.8%. The sale was completed when the 30 day over-allocation option given by the Commonwealth to the banks who conducted the sale on its behalf was exercised, in December 2006. The remaining shares in us held by the Commonwealth will then be transferred to the Future Fund. See “The Future Fund” and “Risk Factors”. After a two year lock up period (which is subject to several exceptions), the Future Fund is expected to sell down its Telstra shareholding over the medium term to a market-weight holding.
     The Commonwealth issued requests to us and our Board under section 8AQ of the Telstra Act for us and our Board to assist the Commonwealth and its advisers with the T3 Global Offering. The Telstra Act provides that, in providing such assistance, we are not subject to restrictions that would otherwise apply under the Corporations Act, the listing rules of stock exchanges regulated under Australian law, or rules of common law or equity (except for administrative law rules). The Commonwealth has indemnified us and our directors and senior management for certain liabilities in relation to the T3 Global Offering, and to reimburse us for our reasonable costs incurred in relation to the T3 Global Offering.
     Consequences of the T3 Global Offering
     Under the amendments to the Telstra Act made by the Transition to Full Private Ownership Act, certain provisions in the Telstra Act and other Commonwealth legislation have ceased or will cease to have effect or apply to us once the Commonwealth’s ownership of Telstra falls below one of two particular levels. Those two ownership thresholds are below 50% and 15% or less. For this purpose, Telstra shares transferred to the Future Fund following completion of the T3 Global Offering will not be considered to be owned by the Commonwealth. This means that these thresholds either have already or will be triggered a short time after the completion of the T3 Global Offering.
     The Commonwealth’s ownership of Telstra fell below 50% on completion of the T3 Global Offering (excluding the over-allotment option) on 24 November 2006. As a result, we have lost our Australian capital gains tax (CGT) exempt status on assets that we acquired before 20 September 1985. Accordingly, any future gains in the value of these assets after completion of the T3 Global Offering will be taxable upon disposal of the asset by us. Since we do not currently intend to dispose of any material assets acquired before 20 September 1985, the loss of CGT exempt status for these assets is not expected to have a material impact on Telstra.
     The legislative consequences of the Commonwealth’s ownership of Telstra having fallen below 50% are not considered to have a material impact on Telstra but include:
•	our employees who are members of the Commonwealth Superannuation Scheme (CSS) will cease to be “eligible employees” for the purposes of the Superannuation Act 1976, and will no longer be entitled to contribute to the CSS; and

•	our auditor, currently the Commonwealth Auditor-General, may (and is expected to) resign. In any event, the Auditor-General will cease to be our auditor on the earlier of his resignation or the end of the first annual general meeting held after the Commonwealth’s ownership of Telstra falls below 50%. This means that we and our shareholders can decide who to appoint as our auditor.
The Commonwealth has advised Telstra that it will introduce legislation into parliament that maintains coverage for Telstra employees under existing Commonwealth long service leave legislation for three years after the Commonwealth’s ownership in Telstra falls below 50%.
     The Commonwealth’s ownership of Telstra is expected to fall to 15% or less no later than when the Commonwealth transfers to the Future Fund Telstra shares not sold as part of the T3 Global Offering. This is intended to occur as soon as practicable after the exercise or expiry of the Over-allotment Option, and in any event, no later than 24 February 2007. The main consequences of the Commonwealth’s ownership of Telstra falling to 15% or less are:
•	we will no longer be subject to the obligations to provide financial and other information to the Commonwealth;

•	we will no longer be subject to the Communications Minister’s power to direct us (as appears to the Communications Minister to be necessary, in the public interest); and

•	we will no longer be subject to the Finance Minister’s power to direct us not to dilute the Commonwealth’s equity in Telstra or to issue securities or financial products.
     The closing of the T3 Global Offering and the transfer of the Commonwealth’s remaining shares to the Future Fund has required and may require further regulatory or governmental approval under regulatory licenses of Telstra’s international operations. For more information, refer to “Regulation — Offshore subsidiaries”.
     Following completion of the T3 Global Offering, we expect to no longer have a standing obligation to appear before and provide information to Parliamentary committees.
The Commonwealth as regulator
     We are currently regulated by the Commonwealth, its Ministers and independent agencies under a number of statutes including:
•	the Telstra Act;

•	the Telecommunications (Consumer Protection and Service Standards) Act 1999;

•	the Trade Practices Act; and

•	the Telecommunications Act.
     The Commonwealth has stated that the telecommunications regulatory regime is intended to promote the long-term interests of telecommunications consumers, including through promoting competitive telecommunications markets and encouraging economically efficient investment in infrastructure. The telecommunications regime also supports industry self-regulation and is intended to minimise the financial and administrative burdens on the telecommunications industry.
     The Commonwealth believes that since the market was fully opened to competition in 1997, consumers have benefited through a wider range of services and significant reductions in prices.
     The Commonwealth considers that the telecommunications industry is currently in transition to full competition and that appropriately targeted regulation is in place to facilitate this outcome. Overall, the Commonwealth regards the regulatory legislation as settled. However, the Commonwealth has announced that it will review the telecommunications competition regulatory regime in 2009.
Refer to “Regulation” for details of the regulatory regime and its effect on our business.

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

Operating and Financial Review and Prospects
     The following discussion should be read in conjunction with the annual consolidated financial statements, including the notes to these consolidated financial statements, which are included with this Form 20-F. These annual consolidated financial statements have been prepared for the first time in accordance with Australian equivalents to International Financial Reporting Standards (“A-IFRS”). Our comparatives have been restated to reflect the adoption of A-IFRS, with the exception of the accounting standards on financial instruments that were subject to an exemption and adopted from 1 July 2005. A-IFRS differs in certain respects from U.S. generally accepted accounting principles (“US-GAAP”). A discussion of the principal differences between A-IFRS and US-GAAP as they relate to us and a detailed reconciliation of net income and equity to US-GAAP, is provided in note 37 to our consolidated financial statements. Refer to the 2005 Annual Report for the financial results of the prior periods determined under previous Australian Generally Accepted Accounting Principles (“AGAAP”).
     The Operating and Financial Review and Prospects includes statements of future expectations and forward-looking statements that are based on management’s current views and assumptions, and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those in the forward-looking statements. For a discussion of some of the principal risks that could affect our business is presented in this Form 20-F refer to “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements”.
     In this section, we refer to our fiscal years ended 30 June 2006 and 30 June 2005 as fiscal 2006 and fiscal 2005 respectively. We have referred to the two fiscal years ended 30 June 2006 as the two-year period.
Our transformation strategy
     At the beginning of fiscal 2006, our new CEO and management team initiated a comprehensive review of our operations and strategies. Based on this review, we determined that our networks, systems and products and service offerings were outdated and lagging behind our international peers and that our costs were escalating due to increasing costs of goods and labour costs as well as rising costs associated with maintaining and supporting complex legacy systems. In addition, revenues from our traditional high margin PSTN products and services have been declining due to a combination of increased competition and customers migrating to lower margin emerging products and services.
     In November 2005, we decided to implement wholesale changes to our networks, systems and operations under a five-year transformation strategy. The key elements of this transformation strategy are:
•	building a next generation fixed network to support IP-based services;

•	rolling out next generation wireless services over our recently launched NEXT G(TM) WIRELESS NETWORK;

•	implementing market-based management and using customer research to differentiate our product offerings;

•	providing customers with integrated services across fixed, wireless and Internet platforms;

•	simplifying systems and operations to reduce costs;

•	expanding and enhancing our Sensis advertising, search and information services business; and

•	instituting cultural changes through business reform and increased training.
     We believe that if we can successfully transform our business, it will improve our competitiveness and financial results.
     Our transformation strategy is significantly more extensive than similar initiatives undertaken by other telecommunications companies, involves significant capital spend and is subject to significant execution risks. In addition, we are endeavouring to accomplish this transformation on an accelerated timetable. As a result, during the early years of the transformation our earnings and cash flows will be significantly reduced, and we have needed to increase borrowings to fund our capital expenditures, investments and dividends. However, we believe that we need to undertake these major changes now and under our proposed timetable in order to remain competitive and improve the financial results and position of our company in the future.

Strategic Management Objectives
     Together with the announcement of our transformation strategy in November 2005, our Board set strategic management objectives to measure the successful implementation of our five year transformation strategy. We have linked our remuneration structure to the transformation strategy, with the aim of increasing the focus and understanding by senior executives of the key strategic objectives and motivating employees to execute on the strategy. In October 2006, our Board revised these strategic targets in order to reflect the current regulatory environment and market conditions and the experience of the first year of our transformation plan, and approved the following:
•	revenue compound annual growth in the range of 2.0% to 2.5% (to fiscal 2010 from the fiscal 2005 base level), to be achieved by offsetting the expected substantial deterioration in traditional PSTN revenues with revenues from new products and services delivered through our next-generation networks;

•	new product revenue exceeding 30% of sales revenue by fiscal 2010;

•	limiting compound annual growth of operating expenses (excluding depreciation and amortisation) to 2.0% to 3.0% (to fiscal 2010 from the fiscal 2005 base level);

•	EBITDA compound annual growth in the range of 2.0% to 2.5% (to fiscal 2010 from the fiscal 2005 base level) and EBITDA margins of between 46% to 48% by fiscal 2010. We are expecting EBITDA during the five year transformation strategy to decrease in the early years of the transformation, and are then targeting improvement in the later years of the transformation;

•	cash capital expenditure falling to a range of 10% to 12% of sales revenue by fiscal 2010;

•	free cash flow increasing to between A$6,000 million and A$7,000 million by fiscal 2010; and

•	work force reductions of approximately 12,000 over five years of the transformation strategy.
     It is important to understand that these are internal objectives set by our Board in order to measure our management’s performance in implementing the transformation strategy, and are not financial forecasts or projections and should not be regarded as such. The strategic management objectives are primarily based on:
•	our decision not to roll-out an FTTN network, and instead offer high-speed broadband products and services through our existing networks;

•	successfully rolling out our NEXT G(TM) wireless network services and migrating CDMA customers to the new network;

•	successfully deploying our next-generation fixed line network;

•	existing regulatory settings, including the ACCC interim determination establishing ULLS pricing of A$17.70 per month in band 2, and no mandated competitor access to our NEXT G(TM) wireless network;

•	successfully implementing short, medium and long-term revenue initiatives in key PSTN, mobile and broadband markets and customer segments;

•	our ability to differentiate ourselves and obtain new revenues from our new networks and new products and services to replace declining revenues from our traditional high-margin PSTN products and services;

•	rationalising our operational support systems (OSS) and business support systems (BSS), and achieving an 80% reduction in the number of such systems by the end of fiscal 2010;

•	key vendors in connection with our transformation performing on-time and as contracted;

•	growing our Sensis business organically and by targeted acquisitions;

•	competitors not engaging in sustained and extreme price competition or investing in substantial new infrastructure or disruptive technologies; and

•	our workforce embracing our cultural transformation.

     The strategic management objectives are based on the current regulatory environment and market and competitive conditions, which are expected to change over time. Our ability to achieve our strategic management objectives is subject to significant risks. See “Risk Factors” for a description of these key risks. Investors should note that many of these risks are outside of our control, and that no assurance can be given that we will successfully complete our transformation or achieve our strategic management objectives.
Revenue and products
     During the two-year period, our increase in sales revenues was due mainly to revenue growth in mobiles, Internet and IP solutions, advertising and directory services, and pay TV bundling. Our challenge moving forward will be to continue and to consolidate the growth in these areas, while controlling costs, minimising margin erosion and managing the decline in our PSTN revenues. Competition has continued to intensify and, as a result, we have seen our revenues decline in a number of areas despite increasing volumes. We have continued to focus on maximising returns from our higher margin traditional products such as PSTN products, while managing the shift in customer demand for our lower margin emerging products, such as mobiles, broadband and other Internet based products. We have aligned our investment strategies with our growth products and continue to focus on simplifying our existing processes to identify cost efficiencies and protect operating margins, while improving our customer service levels. Our overall operating margins are under constant pressure from the product mix change to lower margin products. However, we are building a software-based cost efficient infrastructure that we expect will enable us to deliver new products at low incremental costs and good margins.
     Most of our revenues are generated from basic access, fixed and mobile call charges, specialised data, Internet and IP solutions, advertising and directories services, solution management services and our international operations. We are focusing on a range of key products and services within these categories in order to grow our revenues. This is further described below:
•	PSTN products: We first experienced a significant decline in overall PSTN revenues in the second half of fiscal 2005. Performance in this market has been depressed by competition and product substitution. Our PSTN revenue was also adversely impacted by ULL as carriers have reached customer density thresholds to be able to undertake viable ULL investment, which has further been assisted by falling equipment prices reducing the capital required.

This market remains a focal point and a significant part of our company in terms of sales revenue. It continues to provide us with strong cash flows.

We continue to focus on maximising returns and improving customer service in this area by offering a broad range of product packages that include bundling traditional products with new products. In addition, in June 2006 we introduced new capped calling plans on our basic access lines, which includes untimed local and national long distance calls. Despite a positive response to these initiatives, total PSTN revenues declined in fiscal 2006, led by competitive pricing pressures and the continued migration of customers to mobiles and other products and services.

•	Mobiles: While the rate of growth has slowed, mobile revenue growth has been driven by low access fee plans, value added services including mobile data and the increasing popularity of prepaid offerings. We continue to increase revenues by providing more innovative products on our mobile networks including access to a wide range of Internet products and content through mobile handsets and the provision of high-speed wireless services, including 3G mobile services. In addition, revenues continue to increase with the higher number of mobile users.

•	Internet and IP services: Growth in this area was attributable to an increase in both retail and wholesale broadband subscribers. We expect the Internet and IP solutions products to continue their expansion as a result of large increases in the number of broadband subscribers and robust competition as providers compete for market share. This market is in a growth phase and our strategy to capitalise on this growth involves the provision of high speed, innovative Internet products such as the launch of Australia’s first legal movie download service. The ability to offer a suite of product and services, combined with value based pricing, is a key to our strategy.

We expect take up of ADSL and other emerging broadband Internet services via HFC cable and satellite to increase in future reporting periods as the market becomes more aware of their performance capabilities.

•	Advertising and directories: Growth in our Sensis business has been led by an increase in revenue from our Yellow(R) and White Pages(R) printed and online advertising solutions. This was predominantly driven by product innovation and customer demand. In addition, we have continued to grow our Yellow(R) and White Pages(R) Online directory businesses.

As telecommunications, computing and media technologies continue to converge, we are focused on enhancing our capabilities to provide new and innovative application and content services and to expand further into these converging markets.

•	Solutions management: We have continued to strengthen our position in the managed services and information and communication technology (ICT) market. During fiscal 2005, we acquired KAZ, a provider of business process outsourcing, systems integration, consulting, applications development and IT management services. During fiscal 2005, we also acquired PSINet, a provider of e-business infrastructure solutions and corporate IP based communication services. These acquisitions expanded our IT services capability to both our Australian and international customers, complementing our core strength in telecommunications. These acquisitions combined with our pre-existing solutions management business have significantly broadened our solutions management services, which we believe will assist us to achieve our goal of becoming an Australian leader in the ICT market.

•	International operations: Our offshore controlled entities contributed 7.7% of our total sales revenue in fiscal 2006 and 7.3% in fiscal 2005. This is primarily attributable to the CSL New World Mobility Group operations in Hong Kong and the TelstraClear operations in New Zealand, which generate revenues mainly from the mobile market and from fixed network services respectively.

During fiscal 2006, we merged our 100% owned Hong Kong mobile operations (CSL) with the Hong Kong mobile operations of New World Mobility Group to form the CSL New World Mobility Group (CSLNW). Under the merger agreement, CSL issued new shares to New World Mobility Holdings Limited in return for 100% of the issued capital of the New World Mobility Group and A$42 million in net proceeds. The share issue diluted our ownership in the merged group to 76.4%. This merger was undertaken because the two entities have complementary services in providing mobile telecommunication products and services in Hong Kong. We believe CSLNW will be able to leverage their strong brand recognition and common network to improve its operating performance. The merged entity is now the largest wireless service provider in the Hong Kong market.

During fiscal 2006, TelstraClear unveiled a new strategic focus for growth through the delivery of differentiated services and investment in high value voice and data services. New Zealand is a strategically important market for our trans-Tasman customers and the combination of TelstraClear and Telstra enables us to provide customers on both sides of the Tasman with seamless communication and IT solutions.
     We have maintained our attention on managing the performance of our individual product and service categories. However, as a fully integrated telecommunications company, we are building on our existing customer base and capturing the market trend towards integrated access and seamless voice, data and content offerings. To achieve this, we continue to bundle our individual products and provide customers with price discounts. In addition, we are expanding the integrated content services provided through our BigPond(R) and Sensis applications to enable our customers to access content across multiple devices including mobiles, personal computers and home phones.
     In fiscal 2006, we implemented a number of revenue initiatives, particularly in our PSTN, mobile and broadband businesses. These initiatives include subscription pricing plans, targeted “win-back” campaigns, differentiated customer propositions and distribution channel optimisation. Achievement of our strategic management objectives, particularly during the later years of our transformation, depends in part on our success in implementing these initiatives.
Events after the end of fiscal 2006
     Except as described below and in “Directors Report – Events occurring after the end of the financial year” and Note 34 to our Financial Statements, there have been no events that have occurred since the end of the 2006 financial year that have significantly affected or may significantly affect Telstra’s operations, the results of Telstra’s operations or the state of Telstra’s affairs.
     On 31 August 2006, we announced our acquisition of a 51.0% shareholding (on a fully diluted basis) in SouFun Holdings Limited (SouFun) for a total cash consideration of US$254 million (approximately A$334 million plus acquisition costs). SouFun is a leading real estate and home furnishing and improvement website in China. It provides information, advertising and listing services to China’s growing online real estate and home furnishing and improvement sectors. This investment is integral to Sensis’ growth strategy of expanding into new geographic markets through the pursuit of partnerships or acquisitions that can deliver value to our shareholders. On 31 August 2006, we also announced the sale of Australian Administration Services (AAS), the superannuation administration business of our subsidiary KAZ, for A$235 million, giving rise to a profit on sale of A$55 million. The sale followed our comprehensive review that determined that superannuation administration services were no longer strategic to our business in future reporting periods. As a result of these transactions, we have divested a non core asset and redeployed the funds into one of our growth areas.
Costs and operational efficiency
     In fiscal 2006 we began our transformation program as outlined by the strategic review. During this review, we identified complexity in the business involving our cost and operational structure, resulting in an upward pressure on costs. The transformation program will occur over a five-year period, with cost reduction being a major objective of the overall program.
     Our total expenses grew during the two-year period, led by the recognition of additional expenses incurred as part of the transformation program, including a provision at year end for restructuring and redundancy costs of A$427 million. We also experienced expense growth across various categories to support our emerging business areas such as broadband, 3G mobile services and pay television, as well as to meet our customer service requirements, partly offset by previous cost reduction programs. In addition, our depreciation and amortisation expense increased reflecting the impact of a review of the service lives of our assets as part of the transformation strategy. The accelerated depreciation and amortisation was mainly in relation to adjusting the service lives of the CDMA network, our switching systems, certain business and operational support systems and related software.
     We are committed to continuing our review of areas of the business where cost and operational efficiencies can be achieved, while improving the customer experience. We believe opportunities to achieve this include:
•	rationalising our various IT and network platforms;

•	streamlining our business operations;

•	obtaining better value from our capital expenditure;

•	extracting synergies from our recent investment acquisitions;

•	improving network efficiency; and

•	managing total labour costs more efficiently.
     During the two-year period, we have devoted increased capital expenditure to upgrade our telecommunications networks, eliminate components that are no longer useful and improve the systems used to operate our networks. We continue to upgrade and simplify our telecommunications networks to meet customer demands, particularly for new growth product areas such as broadband.
     As part of our strategic review, we have introduced the “one factory” approach to consolidate and simplify the way we operate at all levels of the business. The company is very dependent on business and operational support systems. Historically, significant time and investment has been required to meet changing market conditions. The IT transformation will provide an integrated platform that is much more flexible and is expected to require lower costs to maintain. The objective is an 80% reduction in the number of systems over five years from November 2005. In addition to operational efficiency, overall effectiveness is expected to improve. We believe the deployment of our new IP core network will reduce the cost of installing new applications and will provide our customers with better and faster services. We believe incremental change is not enough to meet our strategic objectives and as a result we are looking to transform our IT capability.
     On 6 October 2006, we launched our new NEXT G(TM) wireless network. This network will replace our existing CDMA network, and over time we will migrate all of our mobile customers onto the NEXT G(TM) wireless network. The move will reduce duplication of both capital and operational expenditure and the digital divide between our regional and metropolitan customers. In addition to current services already experienced on existing networks, we believe our NEXT G(TM) wireless network customers will enjoy access to a greater range of content and services, as well as many enhanced features, such as improved video calling services and faster broadband access speeds, in addition to better in-building coverage. We plan for the CDMA network to be available until replacement services and coverage provided by our NEXT G(TM) wireless network are the same as or better than the CDMA network and in any event at least until January 2008.

Customer service
     We strive to continually improve our customer service. During fiscal 2006, we announced a A$210 million training initiative to ensure our staff have the best available training to enable and maintain next generation networks. In addition, we are achieving service delivery innovations that cater to the needs of our customers such as providing and improving our online billing facilities. Our focus for continual improvement in customer service is in the following key areas:
•	upgrading our networks and reducing fault incidence;

•	placing additional trained staff in our call centres to directly deal with our customers;

•	providing tools to sales representatives that help them consult with customers;

•	improving the self service technology;

•	enhancing the skills of our staff, enabling them to solve a customer’s problem on the first call;

•	ensuring customer appointments are met and reducing response times and queue lengths; and

•	further improving our performance under the customer service guarantees.
Business segments
     During fiscal 2006, we changed our business segments to improve the way our business is structured and operates to meet the needs of our customers. We have restated all our comparative segment information to reflect the current financial reporting position as if all our new business segments and segment accounting policies existed in the prior year. Our significant changes included:
•	the creation of a new business segment named Telstra Business to specifically cater for the full provision of telecommunication products and services to small and medium enterprises;

•	the creation of a new business segment named Telstra Operations. This group consolidated Telstra Services (formerly known as Infrastructure Services), Telstra Technology, Innovation and Products and Operations Support, which was previously reported within our corporate areas. The consolidation of these operational areas reflects our move to the “one factory” approach;

•	the creation of the Telstra Product Management Group within Telstra Operations to focus on the management and performance of our existing and future products; and

•	the creation of the Strategic Marketing Group to implement the market based management approach adopted to better understand the needs of our customers and provide better products and services to meet their requirements.
     The Telstra Country Wide(R) business unit ensures we continue to have a strong commitment to telecommunication services in the major rural, minor rural and remote areas of Australia. In addition, under the USO regime, we deliver the standard telephone service and prescribed carriage services to all people, wherever they reside or carry on business. Through our continued focus on providing excellent customer service, we aim to satisfy our existing customers and drive future revenue growth by providing quality services to all our customers.
     Refer to “Information on the Company — Organisational structure” for details on our organisational structure.
Returns to shareholders
     During the two-year period, in addition to continuing ordinary dividends, we have also returned A$2,988 million to shareholders through special dividends and share buy-backs as part of our capital management program. During fiscal 2006, we announced that the third year of the capital management program, whereby A$1,500 million was to be returned each year to shareholders through special dividends and share buy-backs, would not occur to allow the funds to be diverted to our transformation program.

     In fiscal 2006, we paid special dividends totalling A$1,492 million (A$0.12 per share). In fiscal 2005, we paid a special interim dividend of A$746 million (A$0.06 per share) and also undertook a share buy-back that resulted in the buy-back of 185,284,669 ordinary shares. In total, 1.47% of our total issued ordinary shares, or 3.00% of our non-Commonwealth owned ordinary shares, were bought back. The cost of the share buy-back comprised the purchase consideration of A$750 million and associated transaction costs of A$6 million. The shares bought back were subsequently cancelled, reducing the number of fully paid ordinary shares on issue. The Commonwealth did not participate in the share buy-back and as a result its shareholding increased from 51.0% before the buy-back to 51.8%. The share buy-back improved our earnings per share as we have fewer shares outstanding and has not hindered our ability to take advantage of profitable investment opportunities when they arise.
Outlook
   Overview
     Whether our future financial performance will improve is largely dependent on our ability to implement and execute our transformation strategy successfully and generate the increased volumes and usage rates for our products and services we seek to achieve. In addition, our transformation is a five-year plan, with the early years involving the deployment of large amounts of capital, the roll-out of new networks and systems and the incurrence of additional operating costs and provisions associated with the fundamental changes we are implementing throughout our systems and operations. Our ability to successfully implement our transformation strategy is subject to significant risks. See “Risk Factors”.
     We are involved in continuing discussions over the current and future regulatory environment impacting the Australian telecommunications industry in general and us in particular. There are several key regulatory issues, which include:
•	regulated wholesale access pricing;

•	retail price controls;

•	any potential competitor access to our NEXT G(TM) wireless network; and

•	the use by the ACCC of the conduct rules in the Trade Practices Act to affect the way we price our products and services.

Some of the key factors that we believe may impact our future financial results include:

•	our ability to implement and execute our transformation strategy, including the deployment of our NEXT G(TM) wireless services, and the rationalisation of our various IT and network platforms;

•	our ability to introduce new value-added products and services to compensate for lower prices, volumes and earnings we expect to realise from our traditional higher margin product and service lines;

•	the difficulties for us in predicting regulatory outcomes and, in our view, the unpredictable actions of the key regulators; and

•	changes to our competitive environment as markets and technologies evolve and competition intensifies, and the actions and initiatives of our major competitors.
   General trends
     Our traditional high margin PSTN revenues have been and will continue to be negatively affected by both intense competitive pressure and customers migrating to alternative platforms, such as wireless, high bandwidth Internet, IP telephony, and web and managed services. We expect these trends to continue. The overall volume of telecommunications services purchased in Australia has continued to increase and the range of products and services offered has continued to expand. One of the central objectives of our transformation is to position the company to have the networks, systems and capabilities to meet the evolving needs of our customer base. With our planned next-generation networks, we are building the infrastructure to reduce our reliance on our traditional high-margin PSTN revenue stream and to grow our mobile, Internet and other next-generation revenues.

     We intend to streamline our businesses, systems and operations to reduce the high operating costs associated with maintaining and supporting complex legacy IT systems, products and services. However, we expect depreciation and amortisation to increase as we invest heavily in transforming our IT base, together with the acceleration of depreciation for certain assets that are being phased out.
     A number of key regulatory decisions and determinations are still unresolved. In August 2006, for example, the ACCC made several interim determinations reducing ULLS access pricing for some of our largest wholesale customers to A$17.70 per month in band 2 (representing the metropolitan area, where the greatest number of ULLS services will be provided). These decisions are only interim determinations by the ACCC and the ACCC’s final determinations can be higher or lower than this price. We are uncertain as to the ACCC’s timeframe for making these final determinations. We no longer propose to build an FTTN network because we disagreed with the ACCC as to the costs which could be taken into account in setting a price at which our competitors could use that network.
Fiscal 2007 outlook
     We are currently in the early years of our transformation, which has required increased capital and operating expenditures to roll out new networks and implement our planned system and operational changes, resulting in significant reductions to our earnings and cash flow.
     Accordingly, we expect that our fiscal 2007 financial results will show:
•	reported revenue (total income) growth of between 1.5% and 2.0% compared with our fiscal 2006 total income of A$23,100 million;

•	reported earnings before interest and income tax expense (“EBIT”) growth in the range of 2.0% and 4.0% compared with our fiscal 2006 EBIT of A$5,497 million, but we expect fiscal 2007 reported EBIT will be in the range of 18% to 20% lower than fiscal 2005 EBIT of A$6,935 million. Note 7(b) of our 2006 audited financial statements discloses that in explaining our fiscal 2006 financial performance, it is relevant to note that expenses associated with the implementation of the strategic review initiatives of A$1,126 million were incurred. We expect similar net costs of approximately A$800 million to be incurred in fiscal 2007; and

•	reported cash capital expenditure (excluding investments) in the range of A$5,400 million to A$5,700 million.
     Importantly, our ability to achieve the fiscal 2007 outlook described above, as well as our outlook for the first and second halves of fiscal 2007 described below, is subject to a number of key assumptions, including:
•	not building an FTTN network;

•	a band 2 ULLS price of A$17.70 per month applying to all wholesale customers for the remainder of fiscal 2007;

•	no additional redundancy and restructuring provision;

•	slowing the decline in PSTN revenues;

•	retail volume growth in mobiles voice and data traffic, dependent in part on the successful roll-out of our NEXT G(TM) wireless network services;

•	growth in the retail broadband market and in our market share;

•	growth in Sensis print and online revenues;

•	not exceeding budgeted net transformation related operating expenditure costs of approximately A$500 million; and

•	general productivity gains from our reduced workforce.
     Our ability to achieve our fiscal 2007 outlook is also subject to significant risks. Refer to “Risk Factors” for a description of these key risks.

     We expect fiscal 2007 to be the largest transformation spend year in terms of operating and capital expenditure. Provided there are no further material adverse regulatory outcomes and we continue to be successful in implementing our transformation strategy, we expect our free cash flow to improve in fiscal 2008 compared with fiscal 2007.
     It is the current intention of the Board to declare fully franked ordinary dividends of A$0.28 per share for fiscal 2007. This assumes that we continue to be successful in implementing our transformation strategy and there are no further material adverse regulatory outcomes during fiscal 2007. The Board will make its final decision on the future amount of dividends in its normal cycle having regard to, among other factors, our earnings and cash flow, as well as regulatory impacts on our business and all other factors that affect our operations. On 10 August 2006, the directors declared a fully franked final dividend of A$0.14 per share (A$1,739 million), which will be recognised in our accounts for fiscal 2007.
Two months ended 31 August 2006 review
     Our unaudited operating results for the two-month period ended 31 August 2006 compared with the prior corresponding period show the following:
•	sales revenue growth of 3.3% reflecting continued growth in retail broadband of 41.0%, mobiles of 9.0% and advertising and directories revenue of 10.6%. This growth was partially offset by the decline in PSTN revenues of 5.9% as the market continues its trend from high-margin PSTN products and services to lower-margin emerging telecommunication products and services. In addition, the rise in sales revenue reflected the inclusion of revenues for the New World Mobility Group.

•	EBIT decline of 8.6% as our income growth during the two months was offset by higher expenses mainly due to an increase in cost of good sold led by additional take up of our 3G mobile handsets and a rise in the number of subscribers to our services and higher depreciation and amortisation expenses attributable to our transformation initiatives. The increase in expenses was partially offset by lower labour expenses reflecting a reduction in the number of staff.
     We believe that our results for the first two operating months of fiscal 2007 are consistent with the trends identified during fiscal 2006 and we are on track to achieve our fiscal 2007 outlook. Investors should note, however, that these results are only for two months and are not necessarily indicative of what our results will be for the year.
First half fiscal 2007 outlook
     We expect that our reported results for the first half of fiscal 2007 will be impacted by the following factors:
•	revenue will be impacted by the distribution of Melbourne Yellow(R) being completed in the second half of fiscal 2007, therefore the revenue will be recognised in the second half of fiscal 2007. In fiscal 2006, distribution of Melbourne Yellowwas completed in the first half of fiscal 2006 and as a result, the revenue was recognised in the first half of fiscal 2006;

•	expenses will include significant transformation related costs in the first half of fiscal 2007 compared with no transformation expenses in the first half of fiscal 2006;

•	revenue and expenses for the CSL New World Mobility Group will be included for the full year in fiscal 2007; and

•	accelerated depreciation and amortisation expenses in the range of A$150 million to A$175 million will be reported in the first half of fiscal 2007, reflecting our transformation, compared with no accelerated depreciation and amortisation in the first half of fiscal 2006.
     As a result of these factors, we expect our reported EBIT to be 17% to 20% lower in the first half of fiscal 2007 compared with the first half of fiscal 2006.
Second half fiscal 2007 outlook
     We expect that our reported results for the second half of fiscal 2007 will be impacted by the following factors:
•	revenue will be impacted by the distribution of Melbourne Yellow(R) being completed in the second half of fiscal 2007, therefore the revenue will be recognised in the second half of fiscal 2007. In fiscal 2006, distribution of Melbourne Yellow(R) was completed in the first half of fiscal 2006 and as a result, the revenue was recognised in the first half of fiscal 2006;

•	expenses will reduce in the second half of fiscal 2007 compared with the second half of fiscal 2006. During fiscal 2006, transformation costs were only incurred in the second half of fiscal 2006 including the redundancy and restructuring provision. We do not expect to raise a redundancy and restructuring provision during fiscal 2007; and

•	revenue and expenses for the CSL New World Mobility Group will be included for the full year in fiscal 2007.
     As a result of these factors, we expect our EBIT to be 37% to 40% higher in the second half of fiscal 2007 compared with the second half of fiscal 2006.
     Due to the combination of our expected first half and second half reported results for fiscal 2007, we expect reported EBIT for fiscal 2007 to increase between 2.0% and 4.0% compared with fiscal 2006 as previously outlined.
Management estimates and judgements in the application of our critical accounting policies
     Our consolidated financial statements have been prepared in accordance with A-IFRS. Our basis of preparation and significant accounting policies are fully described in note 1 and note 2 to our consolidated financial statements respectively.
     During fiscal 2006, we adopted A-IFRS in the preparation and presentation of our consolidated financial statements. Our accounting policies for both fiscal 2006 and fiscal 2005 are compliant with all aspects of A-IFRS. As a result, we remeasured and restated our fiscal 2005 comparative financial information to be consistent with A-IFRS. We have taken the exemption available under AASB 1: “First time adoption of Australian Equivalents to International Financial Reporting Standards” to only apply AASB 132: “Financial Instruments: Disclosure and Presentation” and AASB 139: “Financial Instruments: Recognition and Measurement” from 1 July 2005. In addition, we elected to early adopt AASB 7: “Financial Instruments: Disclosures”, which supersedes the disclosure requirements of AASB 132.
     In all material respects, our accounting policies are applied consistently across the Telstra Group of companies and to all business segments. Where there is no conflict with A-IFRS, we align our accounting policies with US-GAAP to reduce the number of A-IFRS/US-GAAP reconciliation differences required to be adjusted in note 37 to our consolidated financial statements.
     The preparation of our consolidated financial statements requires management to make estimates and judgements that impact the reported amounts of assets, liabilities, revenues and expenses and the disclosure of off balance sheet arrangements, including commitments and contingent liabilities. We continually evaluate our estimates and judgements. We base our estimates and judgements on historical experience, various other assumptions we believe to be reasonable under the circumstances and, where appropriate, practices adopted by international telecommunications companies. Actual results may differ from these estimates in the event that the scenarios on which our assumptions are based proves to be different.
     The following are the critical accounting estimates and judgements we have applied in producing our A- IFRS consolidated financial statements:
Carrying value and amortisation of investments, goodwill and acquired intangible assets
     We assess the carrying value of our goodwill and other indefinite useful life assets for impairment annually at each reporting date. In respect of other assets, an assessment of the carrying value is only required in instances where there is some indication of impairment. Our assessment of the carrying value covers both goodwill and other assets, as it would be difficult to separate the cash flows generated from the other assets as distinct from the cash flows supporting the carrying value of goodwill. In addition, we have allocated goodwill and intangible assets with an indefinite useful life to cash generating units (CGUs) for the purposes of undertaking impairment testing.
     Our assessment of the carrying value generally applies the discounted cash flow analysis approach, except in the case of listed investments, where we use market prices. The discounted cash flow analysis is based on the value in use calculation, representing the present value of the future amount expected to be recovered through the cash inflows and outflows arising from the assets continued use and subsequent disposal, discounted to its present value by an applicable discount rate.
     In determining our value in use, we apply management judgement in establishing our forecasts of future operating performance of the assets in their current condition, as well as the selection of an appropriate discount rate and terminal value growth rate. These judgements are based on past experience and expectations for the future. The discount rate reflects the market determined discount rate adjusted for specific risks relating to the CGU and the country in which it operates. Our terminal value growth rate represents the growth rate applied to extrapolate our cash flows beyond the five year forecast period.
     We acquire intangible assets either as part of a business combination or through separate acquisition. Intangible assets acquired in a business combination are recorded at fair value at the date of acquisition and recognised separately from goodwill. On initial acquisition, we apply management judgement to determine the appropriate allocation of purchase consideration to the assets being acquired, including goodwill and identifiable intangible assets.
     The carrying value of goodwill was A$2,073 million as at 30 June 2006 compared with A$2,037 million as at 30 June 2005. On initial acquisition, and at each subsequent reporting date, we assess the useful life of goodwill and other acquired intangible assets as part of our assessment of the carrying value of our investments. The increase in the carrying value of goodwill was mainly attributable to the acquisition of controlled entities and foreign exchange movements.
     The carrying value of our investments in jointly controlled and associated entities was A$23 million as at 30 June 2006 compared with A$48 million as at 30 June 2005. The carrying amount has reduced during fiscal 2006 due to the sale of our 35.0% shareholding in Xantic B.V.
     The carrying value of our acquired intangible assets including patents, trademarks, licences, brandnames, customer bases and mastheads was A$1,686 million as at 30 June 2006 compared with A$1,702 million as at 30 June 2005. The carrying value of these intangible assets are assessed annually and adjusted down where it exceeds recoverable amount.
     Our acquired intangible assets are amortised on a straight-line basis over the period of expected benefit starting from the commencement date of use, with the exception of assets assessed as having an indefinite useful life (predominately relating to mastheads). We apply management judgement to determine the amortisation period based on the expected useful lives of the respective assets. In some cases, the useful lives are supported by external valuation advice at the time of acquisition. As at 30 June 2006, the remaining amortisation period of our acquired intangible assets was reviewed and deemed appropriate. The mastheads of A$447 million were acquired as part of our acquisition of the Trading Post(R). The mastheads are deemed to have an indefinite life, the appropriateness of which is reassessed at each reporting date.
     If our forecasts and assumptions prove to be incorrect or circumstances change, we may be required to impair the carrying value of our investments, goodwill and acquired intangible assets. In applying our assessments, we have not written down significant amounts of these assets during the two-year period. We believe that as at 30 June 2006 our investments, goodwill and acquired intangible assets are recoverable at the amounts at which they are stated in the consolidated financial statements.
Carrying value and depreciation of property, plant and equipment
     Property, plant and equipment assets made up 65.3% of our total assets in fiscal 2006 compared with 65.0% in fiscal 2005. We therefore consider our accounting policies in relation to the carrying value and depreciation of these assets to be critical. We have adopted the cost basis of recording our property, plant and equipment, rather than the fair value basis. Land and buildings are subject to valuation at least every three years, except properties that are on a disposal program, which are subject to valuation each year.
     We assess whether there is an indicator of impairment in our property, plant and equipment at each reporting date. Where assets can be shown to be working together to generate net cash flows, this assessment is performed over the group of assets rather than individually. When considering this assessment we exclude the HFC cable network, as we do not consider this network to be integrated with the rest of our ubiquitous telecommunications infrastructure in Australia. As at 30 June 2006, our assessment of the ubiquitous network and the HFC cable network did not identify any impairment triggers and therefore it was not necessary to perform a recoverable amount test in relation to the carrying value of the network assets.
     We assess the appropriateness of the service lives of our property, plant and equipment assets on an annual basis. This assessment includes a comparison against international trends for other telecommunications companies. In relation to communications assets, our assessment includes a determination of when the asset may be superseded technologically. We use a ’end date lifing’ methodology where we believe technologies will be replaced by a certain date. Assets are grouped into classes based on technologies when making the assessment of useful lives.

     The review of service lives was carried out at the commencement of the year and updated in November 2005 to take into account the impacts associated with the transformation. As part of our review, certain assets are reassessed with lives being extended or in some cases being reduced. The net effect of the reassessment for fiscal 2006 was an increase in our depreciation expense of A$66 million compared with a decrease of A$60 million in fiscal 2005. The fiscal 2006 net increase comprised a reduction in depreciation of A$196 million based on the review of services lives at 1 July 2005 and accelerated deprecation of A$262 million as a result of our transformation initiatives. Any reassessment in a particular year will affect the depreciation expense (either increasing or decreasing) for both that current year and future years through to the end of the reassessed useful life.
     If our forecasts and assumptions prove to be incorrect or circumstances change, we may be required to impair the carrying value of our property, plant and equipment. Our impairment for property, plant and equipment was A$69 million in fiscal 2006 compared with A$17 million in fiscal 2005. The increase in fiscal 2006 was mainly due to our decision to shut down certain networks and platforms that are no longer considered recoverable as part of our transformation program. This also includes our decision to cancel certain projects relating to the construction of property, plant and equipment. We believe that as at 30 June 2006 our items of property, plant and equipment are recoverable at the amounts at which they are stated in our consolidated financial statements.
Capitalisation of costs
     Costs are classified as either operating or capital expenditure. We expense operating expenditure to the income statement as it is incurred. We capitalise expenditure where it is expected to generate future economic benefits. Capital costs are recorded as assets and reported in our balance sheet based on the asset class considered most appropriate to those costs. Management judgement is applied in determining costs to be capitalised in relation to the following major asset categories:
Capitalisation of costs related to construction activities
     The cost of our constructed property, plant and equipment includes directly attributable costs such as purchased materials, direct labour and direct overheads required to bring the asset to the location and condition necessary for its intended use. Satisfying the directly attributable criteria requires an assessment of those unavoidable costs that, if not incurred, would result in the asset not being constructed or installed.
     The cost of our constructed property, plant and equipment also includes an allocation of indirect overheads. Indirect overhead costs are directly attributable to the construction of assets, but can only be allocated to specific projects on an arbitrary basis, as they do not usually vary with construction activity volumes. Examples of indirect overhead costs include planning and design of construction projects and the management of construction contracts. Management judgement is applied in determining the indirect cost pool and allocating it to each project.
Capitalisation of software assets developed for internal use
     We capitalise costs associated with the development of network and business software for internal use where future benefits embodied in the particular asset will eventuate and can be reliably measured. Management applies judgement to assess the costs to be capitalised in the development of software assets and the amortisation period applied.
     Costs capitalised as software assets for internal use include:
•	external direct costs of materials and services consumed;

•	payroll and direct payroll related costs for employees associated with a project; and

•	internal indirect costs directly attributable to the software asset being developed.
     Capitalised software assets totalled A$1,782 million as at 30 June 2006 compared with A$1,970 million as at 30 June 2005. The recoverability of capitalised software assets is assessed semi-annually at each reporting date. If our estimates prove to be incorrect or circumstances change, we may be required to impair the carrying value of our software assets.
     The service lives of software assets are reviewed each year with reference to global industry practices. Software assets have a weighted average life of six years in both fiscal 2006 and fiscal 2005, despite the changes resulting from the impact of transformation on certain software asset lives in the current year. Major systems such as certain billing systems may have a longer life. The net effect of the reassessment of the useful life of software assets for fiscal 2006 resulted in an increase in amortisation expense of A$160 million in fiscal 2006 compared with A$nil in fiscal 2005, reflecting the impact of transformation initiatives in the current year.
     If these assumptions prove to be incorrect or circumstances change, we may be required to impair the carrying value of capitalised software assets. Our impairment for capitalised software assets was A$65 million in fiscal 2006 compared with A$nil in fiscal 2005. The increase in fiscal 2006 was led by our decision to shut down certain networks and platforms that are no longer considered recoverable as part of our transformation program. This also includes our decision to cancel certain projects relating to the development of software. We believe that as at 30 June 2006, our capitalised software assets are recoverable at the amounts at which they are stated in our consolidated financial statements.
Deferred expenditure
     Our deferred expenditure relates to costs deferred for basic access installation and connection, major service solution contracts and the generation of Yellow(R) and White Pages(R) revenue. In addition, incentive and administration fees associated with acquisition of certain mobile subscribers are also recorded as deferred expenditure.
     We defer expenditure where it is probable that the future benefits embodied in the particular asset will eventuate and can be reliably measured. As a result, we are required to identify future benefits expected to arise from the deferral of expenses, which relate to the revenue that is to be recognised in future periods. Each year we use management judgement to determine the average period over which the related benefits of our deferred expenditure are expected to be realised. We also review expenditure deferred in previous periods to determine the amount, if any, that is no longer recoverable. The amount of deferred expenditure that is no longer recoverable is recorded as an expense immediately in the income statement.
     A substantial portion of our deferred expenditure relates to basic access installation and connection costs. These costs are taken to the income statement in line with the release of installation and connection fee revenues, which are deferred and recognised over the average estimated customer life. Based on our reviews of historical information and customer trends, we have determined that the average estimated customer life is five years for both fiscal 2006 and fiscal 2005. Our deferred expenditure after amortisation was A$582 million as at 30 June 2006 compared with A$620 million as at 30 June 2005.
Defined benefit assets and actuarial gains/losses
     We currently sponsor two post employment defined benefit plans. The Telstra Entity and some of our Australian controlled entities participate in the Telstra Superannuation Scheme (“Telstra Super”). Our controlled entity, CSL, participates in the HK CSL Retirement Scheme. We recognise a defined benefit asset for the net surplus recorded in each of our post employment defined benefit plans. The net surplus represents the fair value of the plan assets less the present value of the defined benefit obligations, adjusted for contributions tax. The fair value of plan assets approximates its net market values. Defined benefit obligations are based on expected future payments required to settle the obligations arising from current and past employee services. This obligation is significantly influenced by factors such as estimates on final salaries and employee turnover.
     All of the actuarial gains/losses associated with our defined benefit plans are recognised directly in retained profits in the period in which they occur. For financial reporting purposes, we engage an actuary to assist in the determination of our net defined benefit asset and the associated actuarial gains/losses at each reporting date. The following represent the main assumptions used in the actuarial calculations of the pension expense, plan assets and defined benefit obligations:
•	the discount rate to determine the defined benefit plan expense;

•	the discount rate used for reporting defined benefit obligations;

•	the rate of increase on future salary levels for both the defined benefit plan expense and the defined benefit obligations; and

•	the expected long term rate of return on plan assets.
     The assumptions applied in our calculation have a significant impact on the reported amount of our defined benefit plan assets of A$1,029 million as at 30 June 2006 and A$247 million as at 30 June 2005. In fiscal 2006, the increase was mainly due to higher investment returns than expected and a reduction in accrued benefits as a result of a large number of defined benefit members leaving the scheme, mainly reflecting the redundancies during the current year. In applying our estimates, we have recorded an actuarial gain of A$962 million in fiscal 2006, compared with an actuarial loss of A$90 million in fiscal 2005, directly in retained profits in accordance with the applicable accounting standard. Refer to note 28 to our consolidated financial statements for details on the assumptions applied to each of our defined benefit plans, the method of determining these assumptions and sensitivity analysis of a one percentage point decline in these key assumptions on our defined benefit expense and asset.
     If our current estimates proves to be incorrect, the carrying value of our defined benefit assets as at 30 June 2006 may be materially impacted in the next reporting period. Additional volatility may also be recorded in retained profits to reflect differences between actuarial assumptions of future outcomes applied at the current reporting date and the actual outcome in the next annual reporting period. Based on the assumptions applied at year end, we believe that as at 30 June 2006, our defined benefit assets are fairly stated in our consolidated financial statements.
Valuation of receivables
     We maintain allowances for doubtful debts based on an estimate of the inability of our customers to pay amounts due to us for services rendered to them. These allowances are based on historical trends and management’s assessment of general economic conditions. An allowance for doubtful debts is raised when it is considered that there is a credit risk, insolvency risk or incapacity to pay a legally recoverable debt. We have adopted a number of methodologies depending on the different customer portfolio to determine the appropriate allowance for doubtful debts in each of our business segments. If the financial condition of our customers deteriorates, these provisions may not be sufficient and may lead to an increase in bad and doubtful debt expenses. We have no reason to believe that the allowances raised will not sufficiently cover bad debts arising from the receivables we currently have on hand.
     Our allowance for doubtful debts was A$144 million as at 30 June 2006 compared with A$159 million as at 30 June 2005. Trade debtors before any allowance for doubtful debts was A$2,565 million as at 30 June 2006 compared with A$2,434 million as at 30 June 2005.
     Included in our receivables is the loan to REACH of A$210 million as at 30 June 2006 and A$204 million as at 30 June 2005. We fully provided for this loan to REACH in both fiscal 2006 and fiscal 2005 due to the uncertainty of repayment in the medium term.
Provisions
     Our provision for employee benefits predominantly relates to the provisions for annual leave and long service leave entitlements. The calculation of annual leave entitlements should be based on remuneration rates expected to be paid when the obligation is settled. Ordinarily this would require the provision for annual leave entitlements to use estimated remuneration rates at the time leave is expected to be settled or taken. We use nominal remuneration rates in determining the annual leave provision on the basis that the difference between the nominal rates and applying the estimated future rates would not be material to our provision.
     We accrue for long service leave entitlements not expected to be paid or settled within one year of balance date at present values of the future amounts expected to be paid. The calculation is actuarially determined and includes the following estimates:
•	the projected increases in wage and salary rates over an average of ten years;

•	the probability of employees reaching their long service leave entitlement at year 10;

•	the employee leave taking rate; and

•	the weighted average discount rate.
     In relation to the discount rate, we apply the weighted average government bond rate for the one year period ended 30 June, rather than the government bond rate as at 30 June. This approach is taken to limit the impact of volatility in government bond rates. Our provision for employee benefits was A$892 million as at 30 June 2006 compared with A$946 million as at 30 June 2005.
     We self-insure for workers’ compensation liabilities. A provision is taken up for the present value of the estimated liability, based on an actuarial review of the liability. This review includes an assessment of actual accidents and estimated claims incurred but not yet reported. Our provision for workers’ compensation was A$216 million as at 30 June 2006 compared with A$214 million as at 30 June 2005.

     Our provision for redundancy of A$186 million and provision for restructuring of A$209 million was recorded in fiscal 2006 as part of our transformation program. A provision has been raised for only those redundancy and restructuring costs where a detailed formal plan has been approved and we have raised a valid expectation in those affected that the plan will be carried out. Management judgement was applied in determining the extent that future transformation activities were likely to result in restructuring costs and in estimating those future costs. These provisions extend beyond a period of 12 months, and as a result we applied the pre-tax government bond rate for the redundancy provision and the Telstra pre-tax weighted average cost of capital for the restructuring provision as the discount rate to reflect the present value of these provisions as at 30 June 2006.
Derivative financial instruments and hedge accounting
     Under A-IFRS, we are required to recognise the fair value of all our derivative financial instruments on the balance sheet from 1 July 2005. As a result, we apply management judgement to determine the application of an appropriate valuation technique, which includes references to prices quoted in active markets, discounted cash flow analysis, recent arm’s length transactions involving the same or similar instruments and option pricing models.
     When using a discounted cash flow analysis, our assumptions are based on market conditions existing at balance date and we use an appropriate market based yield curve, which is independently derived and representative of our cost of borrowing.
     We use various derivative financial instruments to hedge the following risks:
•	changes in the fair value of our financial assets and liabilities;

•	variability of future cash flows attributable to foreign currency fluctuations; and

•	the foreign currency risk when we translate the net assets of our foreign investments.
Revenue recognition
     We recognise revenues when they are earned through the delivery of a product or service. Telecommunications revenues are recorded at amounts billed plus an appropriate accrual for calls made since the last billing date. Revenues that relate to more than one period are deferred and amortised into sales revenue over the expected period of benefit.
     All of our Yellow(R) and White Pages(R) print directory advertising revenues are recognised on delivery of the published directories. We apply our management judgement to determine that our directories are delivered when they have been published and delivered to our customers’ premises. Revenue from online directories is recognised over the life of service agreements, which is on average one year. Voice directory revenues are recognised at the time of providing the service to customers.
     Accrued revenue comprises mainly the recognition of unbilled amounts relating to telephone usage, service and maintenance. Our major billing system generates most of the accrued revenue and automatically accrues revenue for billing cycles that remain unbilled as at the reporting date.
     Where multiple revenue generating deliverables are sold under a single arrangement each deliverable that is considered to be a separate unit of accounting is accounted for separately. We allocate the consideration from the revenue arrangement to the separate units based on the relative fair values of each unit. If the fair value of the delivered item is not readily available, revenue is allocated based on the difference between the total arrangement consideration and the fair value of the undelivered items. We currently have a number of arrangements that are considered to be distinguishable into separate units of accounting, including mobile handsets offered as part of a mobile network contract or sold as part of a prepaid package, broadband Internet installation kits where the modem is provided and advertising in the Yellow(R) printed and online directories.
Management estimates and judgements applied in our US-GAAP reconciliation
     We disclose our A-IFRS/US-GAAP reconciliation differences in detail in note 37 to our consolidated financial statements. During fiscal 2006, the conversion to A-IFRS required us to restate our fiscal 2005 comparative financial information, including our US-GAAP reconciliation. The management estimates and judgments that we believe have the most significant impact on the US-GAAP reconciliation are as follows:

Capitalisation of indirect costs and borrowing costs before 1 July 1996 for property, plant and equipment
     Under previous AGAAP, we did not capitalise indirect costs and borrowing costs prior to 1 July 1996. In addition, under A-IFRS we no longer capitalise borrowing costs. However, under US-GAAP we are required to capitalise borrowing costs and those indirect costs associated with operations and personnel directly involved in the construction of our communication assets. This involved the use of estimation techniques and the reconstructing of records as far back as 1980. Due to the fact that we used estimation techniques to reconstruct the balances, the actual balance may have been greater or less than the adjustment calculated. This impacts the adjustment made to property, plant and equipment each fiscal year and the resulting annual depreciation expense in our US-GAAP reconciliation.
     Property, plant and equipment with a net book value of A$834 million as at 30 June 2006 and A$894 million as at 30 June 2005 was capitalised for US-GAAP purposes, which was not capitalised under A-IFRS. Additional depreciation and disposals have also been recorded of A$147 million in fiscal 2006 and A$168 million in fiscal 2005 as a result of this difference.
Net pension asset/liability and actuarial gains/losses
     We engage an actuary to assist in the determination of our prepaid pension asset/liability and retirement benefit gains and losses. Many of the assumptions used under A-IFRS are also applied under US-GAAP. These assumptions have a significant impact on the calculations and adjustments made. The discount rate applied under US-GAAP is different to the discount rate applied under A-IFRS due to the differing treatment of investment tax, with A-IFRS accounting for investment tax of the fund by adjusting the pre-tax discount rate.
     Under A-IFRS we have elected to recognise all our actuarial gains/losses directly in retained profits. Under US-GAAP, the recognition of certain gains/losses are delayed in the income statement using the corridor approach. Under this approach, the aggregated unrecorded gains and losses exceeding 10% of the greater of the aggregated projected benefit obligation or the market value of the plan assets are amortised over the average expected service period of active employees expected to receive benefits under the plan.
     As at 30 June 2006, the net pension liability for US-GAAP was A$167 million, comprising the net deficit of Telstra Super of A$172 million, partially offset by a surplus of A$5 million in relation to the HK CSL Retirement Scheme. Refer to note 37(f) for further details on the accounting treatment under US-GAAP.
Impairment of goodwill
     During fiscal 2006, the balance of our goodwill in CSL was impaired prior to the merger with New World Mobility Group. Due to historical US-GAAP adjustments, our CSL goodwill balance for US-GAAP has always been higher than under A-IFRS and previous AGAAP. For the purposes of recording the impairment, we have applied management judgement with the assistance of external advisers, in calculating an implied fair value of CSL and allocating that fair value to CSL’s identifiable assets and liabilities, including the intangible assets. The impairment of CSL’s goodwill for US-GAAP purposes does not impact the carrying value assessment of the goodwill recognised under A-IFRS.
Changes in accounting policies
     Australian entities reporting under the Corporations Act 2001 must prepare their financial reports for financial years commencing on or after 1 January 2005 under A-IFRS as adopted by the Australian Accounting Standards Board (AASB). This involved preparing our first full year set of consolidated financial statements applying A-IFRS for the financial year ended 30 June 2006.
     The transitional rules for first time adoption of A-IFRS require that we restate our comparative financial report using A-IFRS applied as of 1 July 2004, except for AASB 132: “Financial Instruments: Disclosure and Presentation” and AASB 139: “Financial Instruments: Recognition and Measurement”, where comparative information was not required to be restated. In addition, we have elected to early adopt AASB 7: “Financial Instruments: Disclosures”, which supersedes the disclosure requirements of AASB 132.
     For reporting in the current year, comparatives were remeasured and restated for the financial year ended 30 June 2005. Most of the adjustments on transition were made to opening retained profits at the beginning of the first comparative period (i.e., at 1 July 2004).
     Our adoption of A-IFRS has significantly impacted the accounting policy and reported amounts of the following items:

•	share based payments;

•	business combinations;

•	income taxes;

•	property, plant and equipment;

•	leases;

•	employee benefits;

•	changes in foreign exchange rates;

•	borrowing costs;

•	investments in associates and joint ventures;

•	impairment of assets; and

•	intangible assets.
     Under A-IFRS, our net profit after tax may be more volatile compared with previous Australian accounting standards. The volatility in net profit after tax could be caused by the accounting requirements in areas such as impairment of goodwill balances and hedging. However, the adoption of A-IFRS has not affected our net cash flows, our ability to borrow funds or our capacity to pay dividends to our shareholders. In note 36 to our consolidated financial statements, we have:
•	identified and explained the key differences in accounting policy;

•	provided our differences on the date of transition (i.e., 1 July 2004) and for the current comparative period (i.e., 30 June 2005);

•	provided full reconciliations of our reported results under previous AGAAP to those comparatives reported in our current year consolidated financial statements under A-IFRS; and

•	provided qualitative information on the exemptions applied under AASB 1 on first time adoption of A-IFRS.
     Other than the adoption of A-IFRS, we have had no significant change in accounting policy during the two-year period.

Results of operations

	Year Ended 30 June
	2006	2005	Change	2006/2005
	(In A$ millions)			(% change)
Sales revenue	22,750	22,161	589	2.7%
Other revenue (excl. finance income)	22	20	2	10.0%

Total revenue	22,772	22,181	591	2.7%
Other income	328	261	67	25.7%

Total income (excl. finance income)	23,100	22,442	658	2.9%

Operating expenses (excl. interest expense and depreciation and amortisation	13,521	11,884	1,637	13.8%
Share of net (gain)/loss from jointly controlled and associated entities	(5)	94	(99)	(105.3)%

Earnings before interest, income tax expense, depreciation and amortisation (EBITDA)(1)	9,584	10,464	(880)	(8.4)%
Depreciation & amortization	4,087	3,529	558	15.8%

Earnings before interest & income tax expense (EBIT)(1)	5,497	6,935	(1,438)	(20.7)%
Net finance costs	936	880	56	6.4%

Profit before income tax expense	4,561	6,055	(1,494)	(24.7)%
Income tax expense	1,380	1,746	(366)	(21.0)%

Net profit for the year	3,181	4,309	(1,128)	(26.2)%

Effective tax rate	30.3%	28.8%		1.5%
EBITDA margin on sales revenue	42.1%	47.2%		(5.1)%
EBIT margin on sales revenue	24.2%	31.3%		(7.1)%

	Change
	A$ (cents)	A$ (cents)	A$ (cents)	% change
Basic earnings per share(2)	25.7	34.7	(9.0)	(25.9)%
Diluted earnings per share(2)	25.7	34.6	(8.9)	(25.7)%
Dividends paid or declared:
Interim dividend paid	14.0	14.0
Special dividend paid with interim dividend	6.0	6.0
Final dividend declared (2005 paid)	14.0	14.0
Special dividend to be paid with final dividend (2005 paid)	—	6.0

(1)	EBITDA reflects our profit prior to including the effect of interest revenue, borrowing costs, income taxes, depreciation and amortisation. We believe that EBITDA is a relevant and useful financial measure used by management to measure our operating profit. Our management uses EDITDA, in combination with other financial measures, primarily to evaluate our operating performance before financing costs, income tax and non-cash capital related expenses. In consideration of the capital intensive nature of our business, EBITDA is a useful supplement to net income in understanding cash flows generated from operations that are available for payment of income taxes, debt service and capital expenditure. In addition, we believe EBITDA is useful to investors because analysts and other members of the investment community largely view EBITDA as a key and widely recognised measure of operating performance. EBITDA is not a US-GAAP measure of income or cash flow from operations and should not be considered an alternative to net income as an indication of our financial performance, or as an alternative to cash flow from operating activities as a measure of our liquidity. EBIT is a similar measure to EBITDA, but takes into account the effect of depreciation and amortisation.

(2)	Basic and diluted earnings per share are impacted by the effect of shares held in trust for employee share plans and instruments held under executive remuneration plans.
     In fiscal 2006, sales revenue growth was driven by Internet & IP solutions, mobile revenues, advertising & directories, CSL’s merger with New World PCS and pay TV bundling. Growth was partially offset by a decline in revenues mainly from PSTN calling products, specialised data and ISDN products. Sales revenue grew by 2.7% as we continue to manage the shift in customer demand from our traditional products such as PSTN to our emerging products such as broadband.
     In April 2006, CSL and New World Mobile Holdings Limited merged, however this had minimal impact on the overall sales revenue in fiscal 2006. Apart from this transaction, there was little activity in the mergers and acquisitions area in 2006.

     Sales growth was marginally impacted by acquisitions that took place in fiscal 2005, with current year revenue figures including a full twelve months of operation for acquired entities KAZ, PSINet, Universal Publishers Pty Ltd (Universal Publishers) and Telstra Business Systems Pty Ltd (formerly known as Damovo (Australia) Pty Ltd).
     Our expenses have been impacted by the initial stages of our transformation strategy and our focus continues to be on executing our strategy as announced to the market in November 2005. Our total expenses increased due to higher labour costs, in particular redundancy costs, higher goods and services purchased supporting revenue growth, and higher other expenses, primarily as a result of the transformation program. These expense categories were also impacted by the recognition of a provision at year end for redundancy and restructuring of A$427 million to cover activity in future years relating to our business transformation. Depreciation and amortisation also increased, primarily due to accelerated depreciation after a review of asset service lives impacted by our transformation strategy.
     As a result of these factors, our profit before income tax expense was A$4,561 million in fiscal 2006 compared with A$6,055 million in fiscal 2005, and our net profit decreased by 26.2% in fiscal 2006.
Operating revenues
     In the following discussion, we analyse revenue for each of our major products and services. The principal areas of operating revenue growth for fiscal 2006 were:
•	mobiles;

•	internet and IP solutions;

•	advertising and directories; and

•	pay TV bundling.
     In fiscal 2006, our sales revenue growth was partially offset by a 6.7% decline in PSTN product revenues as customers continue to move towards new products and services to satisfy their requirements and competition further intensifies in the market.
     Competition has continued to intensify and, as a result, we have seen our revenues decline in a number of areas despite increasing volumes. We have also experienced a continued shift in revenue from our traditional higher margin retail operations (such as our PSTN products) to our lower margin retail products (such as mobiles and broadband). We have continued to concentrate on product bundling initiatives and managing the migration of customers to other products. In the second half of fiscal 2006, we introduced our first subscription price based offers into the consumer market to help address the decline of our traditional product revenues and to make pricing easier for our customers. We have also introduced market based management to enable us to better serve our customers’ needs.
     We expect that there will be continued competitive pressure in some of our traditional product areas. However, the volume of telecommunications services purchased in Australia has increased and the range of products and services offered continues to expand.
Categorisation of our operating revenue
     We categorise revenue from the products and services we derive from wholesale customers according to the nature of the product or service provided. For example, we categorise operating revenue from interconnect and access charges relating to PSTN and mobiles, within those categories as appropriate. Products resold are also within the relevant product categories. This is a revised approach from how interconnect and access charge revenues were presented in the prior year.
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
     The rates we charge our retail customers are subject to regulated retail price controls

     The rates we charge our retail customers for selected fixed network telephony products are subject to retail price controls. The retail price control regime, set by the Commonwealth, applies to us and no other telecommunications provider. The new price control regime commenced on 1 January 2006.
     These retail price controls require us to:
•	ensure parity in the local call prices offered to regional and metropolitan customers;

•	ensure there is a package of PSTN services targeted and available to low income customers;

•	notify and seek the consent of the ACCC when price increases to residential line rental rates are proposed; and

•	report on compliance to the ACCC no later than three months after 30 June 2007 and subsequently each year until 30 June 2009.

In addition, we are required to apply the following price controls:

•	the price of a bundle of services including basic access, local calls, national long distance calls, fixed-to-mobile calls and international calls will not increase;

•	basic residential and business access charges will not increase by more than the consumer price index (CPI) with current basic residential access charges maintained until 30 June 2007;

•	charges for connections capped to increases in CPI;

•	the charge for charity organisations not to be increased to a level which exceeds the price of the standard residential line rental rate;

•	the price for local calls made from one of our public payphones will not exceed A$0.50 (GST included) per call; and

•	the price for untimed local calls and dial-up Internet calls are capped at A$0.22 (GST included) per call, except for untimed local or dial-up calls which form part of a subscription pricing package or a discounted line rental arrangement.
     Despite these restrictions, we have been able to innovate and recently introduced a range of calling plan options, including new capped calling plans. We continue to reduce prices on a range of telephony services in order to respond to customer needs and market conditions. We also monitor our pricing to ensure that we comply with the price control requirements.
     The previous price control determination that applied up until 31 December 2005 had required our revenues from line rentals and calling products to be separately measured. These price controls imposed a cap of CPI plus 4% for line rental, and CPI minus 4.5% on a basket of calls comprising local, long distance, international and fixed-to-mobile. The previous regime also required the price for local calls made from one of our public payphones not to exceed A$0.40 (GST included) per call. Business customers on negotiated contractual arrangements are excluded from the new price controls.

Operating Revenues

	Year Ended 30 June
	2006	2005	Change	2006/2005
	(In A $ millions)			(% change)
PSTN Products
Basic access	3,318	3,362	(44)	(1.3)%
Local calls	1,023	1,284	(261)	(20.3)%
PSTN value added services	246	250	(4)	(1.6)%
National long distance calls	913	1,013	(100)	(9.9)%
Fixed to mobile	1,491	1,566	(75)	(4.8)%
International direct	201	234	(33)	(14.1)%
Fixed interconnection	286	309	(23)	(7.4)%

Total PSTN	7,478	8,018	(540)	(6.7)%

Mobiles
Mobile services — Retail	3,846	3,736	110	2.9%
Mobile services — Wholesale	36	24	12	50.0%
Mobile services — Interconnection	623	547	76	13.9%
Mobile handsets	467	381	86	22.6%

Total Mobiles	4,972	4,688	284	6.1%

Internet and IP solutions
Narrowband	220	275	(55)	(20.0)%
Retail broadband	730	463	267	57.7%
Wholesale broadband	461	261	200	76.7%
Internet direct	143	123	20	16.3%
IP solutions	285	207	78	37.7%
Other	68	48	20	41.7%

Total Internet and IP solutions	1,907	1,377	530	38.5%

ISDN products	807	890	(83)	(9.3)%
Specialised data	884	966	(82)	(8.5)%
Advertising and directories	1,711	1,585	126	7.9%
Intercarrier services	351	290	61	21.0%
Inbound calling products	449	449	—	—
Solutions management	989	931	58	6.2%
HKCSL New World	830	734	96	13.1%
TelstraClear	620	625	(5)	(0.8)%
Offshore services revenue	295	252	43	17.1%
Payphones	104	121	(17)	(14.0)%
Pay TV bundling	320	263	57	21.7%
Customer premises equipment	274	231	43	18.6%
Other sales & service	759	741	18	2.4%

Sales revenue	22,750	22,161	589	2.7%
Other revenue	22	20	2	10.0%

Total revenue	22,772	22,181	591	2.7%
Other income	328	261	67	25.7%

Total income	23,100	22,442	658	2.9%

PSTN Products

	Year Ended 30 June
	2006	2005	Change	2006/2005
	(In A$ millions)			(% change)
Basic access revenue
Retail	2,592	2,725	(133)	(4.9)%
Domestic wholesale	726	637	89	14.0%

Total basis access revenue	3,318	3,362	(44)	(1.3)%
Local call revenue	1,023	1,284	(261)	(20.3)%
PSTN value added services revenue	246	250	(4)	(1.6)%
National long distance call revenue	913	1,013	(100)	(9.9)%
Fixed to mobile revenue	1,491	1,566	(75)	(4.8)%
International direct revenue	201	234	(33)	(14.1)%
Fixed interconnection	286	309	(23)	(7.4)%

Total PSTN revenue	7,478	8,018	(540)	(6.7)%

Basic access lines in service (in millions)
Residential	5.46	5.60	(0.14)	(2.5)%
Business	2.32	2.45	(0.13)	(5.3)%
Total Retail	7.78	8.05	(0.27)	(3.4)%
Domestic wholesale	2.16	2.07	0.09	4.3%

Total access lines in service	9.94	10.12	(0.18)	(1.8)%

Number of local calls (in millions)	7,432	8,469	(1,037)	(12.2)%
National long distance minutes (in millions)(1)	7,215	7,743	(528)	(6.8)%
Fixed to mobile minutes (in millions)	4,491	4,375	116	2.7%
International direct minutes (in millions)	534	580	(46)	(7.9%)

Note: statistical data represents management’s best estimates.

(1)	Includes national long distance minutes from our public switched telephone network (PSTN) and independently operated payphones. Excludes minutes related to calls from non-PSTN networks, such as ISDN and virtual private networks.
     Total PSTN products revenue in fiscal 2006 was A$7,478 million, which declined by 6.7% or A$540 million from fiscal 2005. This compares with a decline of 3.6% in fiscal 2005 (inclusive of fixed interconnection).
     There has been a general reduction in PSTN volumes, with a decline in retail basic access lines, and volume reductions across local calls, national long distance calls, international direct calls and fixed interconnection. Yields have also declined in local calls, national long distance, fixed-to-mobile, international direct and fixed interconnection due to competitive pricing pressure. The decline in the first half of the fiscal year was 7.6% which was slowed to 5.8% for the second half of the fiscal year.
     Work continues on the integration of mobile, fixed and broadband services to add value to the fixed line. This is aimed at arresting the decline in fixed line use.
     Late in the second half of the year, we introduced subscription pricing plans for our PSTN customers, which offer greater choice and value from the home phone, including untimed national long distance calls and low or no charge local calls. These plans did not have any significant impact on our PSTN revenues in fiscal 2006 with the benefits expected to be seen in the next fiscal year.
Basic access
     Our basic access revenue includes monthly rental fees, installation charges and connection charges, from telephone service connections between a customer’s premises and our PSTN network.
     Basic access revenues are affected by:
•	housing growth;

•	competition;

•	demand for telephone services and additional lines;

•	regulatory constraints in relation to wholesale basic access;

•	migration to other products such as Broadband and mobiles; and

•	price changes.
     Under our basic access pricing structure, we have a range of access and call pricing packages to give our residential and business customers choice in the plan they select, along with a range of reward options. These pricing packages are reviewed regularly to reflect the changing needs of customers. For the most part, wholesale customers receive the pricing plan which only incorporates the basic telephone service with local call rates, excluding long distance and fixed-to-mobile calls (with a “residential” and “business” differentiation still applying).
     Our operating revenue from basic access services was also affected by competition during fiscal 2006. During fiscal 2006, the number of retail residential and business basic access lines decreased due to strong competition and migration to alternative products such as broadband and mobiles. Domestic wholesale basic access lines in service grew, reflecting the increased penetration of our competitors into the retail basic access market. In the retail segment, we saw a decline of 270,000 lines in service or 3.4%, mainly driven by the migration to other technologies which is underpinning the retail trend across PSTN revenues. This decline was partially offset by an increase of 90,000 lines in service or 4.3% in the wholesale market.
     Overall our operating revenue from basic access services decreased by A$44 million or 1.3%. During fiscal 2006, we introduced various basic access packages, which reduced the decline in revenue in this area, despite an overall decrease in basic access lines in service.
     Rental revenue increased due to a rise in line rental price charges from December 2005, which included a rise in basic access prices for wholesale and non preselected retail residential customers. In addition, penetration of higher value HomeLine plans including HomeLine Ultimate, a new subscription based plan introduced in April 2006, is also expected to contribute positively. Partly offsetting this was an increase in the discounts to Whole of Business customers and pensioners.
Local calls
     Our local call revenue from local call charges, consists of revenue from local calls on our PSTN network and includes revenue from our megapop product which allows ISPs to offer untimed local call PSTN dial up access for their customers via a single national dial up 019 number. For the most part we charge for local calls without a time limit.
     Our local call revenue is affected by:
•	the number of basic access lines in service and customers moving from our basic access service to our other access services, such as mobiles and broadband;

•	competition;

•	increasing use of email;

•	customers migrating to mobile and fixed-to-mobile calling; and

•	pricing changes and regulatory retail price restrictions.
     Local call revenue decreased by A$261 million or 20.3% in fiscal 2006, with both our retail and wholesale revenues being negatively impacted by ongoing product substitution from fixed calling to mobile voice calls and SMS, which is accelerated by the take up of capped mobile plans currently being heavily promoted by competitors. Substitution of data local calls continues to occur due to the migration of dial up Internet customers to broadband. The price in the wholesale market also declined as a result of a rise in volume discounts.

     Generally, call volumes have continued to fall during fiscal 2006, reflecting the impact of customers migrating to other products, such as mobiles, fixed-to-mobile, and broadband products, and fewer basic access lines in service. This is highlighted by the fact that the number of local calls reduced by 12.2% during the year.
PSTN value added services
     Our revenue from PSTN value added services declined by A$4 million or 1.6% during fiscal 2006. This decrease was driven by a reduction in a number of mature products, such as Indial, Siteline, Enhanced faxstream and other access products nearing the end of their lifecycle. Customers are also migrating to product offerings such as Internet products and premium voice communication applications.
     Messaging and call completion products increased marginally during fiscal 2006. Calling number display continued to grow due to attractive packaging discounts resulting in subscriber numbers increasing by 10%. This has been partially offset by call return revenue which declined by 14% due to lower overall call volumes and substitution to other products.
National long distance calls
     Our operating revenue from national long distance consists of revenue from national long distance calls made from our PSTN network to the fixed network.
     We generally charge for national long distance calls based on the time of day, day of week, destination and duration of the call, but packages are also offered on a capped price basis and under subscription pricing arrangements. A variety of promotions and pricing options are offered to encourage our customers to use our service and to inform them about the price and value of our service. The majority of our operating revenue from national long distance calls comes from our residential and small business customers.
     General economic conditions and customer perceptions about the cost and value of our service relative to competitor alternatives, largely drive our national long distance call revenue. Competitive activity continues to negatively affect this revenue category directly through override and preselection, and indirectly through competition for access lines. In addition, national long distance calls are impacted by customers migrating to mobile, broadband and fixed-to-mobile calling.
     Our operating revenue from national long distance calls declined by A$100 million or 9.9% in fiscal 2006 compared with fiscal 2005. Competitor activity in the fixed line market continues to be high and most carriers have a fixed or mobile cap, or a combination of both, in the market. This is having a direct impact on our national long distance revenues, particularly where competitors are bundling these calls with broadband offerings. Volumes are down as a result of lower basic access services in operation and the impact of fixed-to-mobile substitution and other calling options available to customers. We have increased discounts compared to fiscal 2005 in order to retain and win back customers.
     We continue to respond to competition with competitively priced packages. However, with the strong growth in mobile and Internet services in the Australian market, we expect national long distance call revenue to continue to be negatively impacted by ongoing migration of customers to mobile and Internet products, and by the continued growth of subscription pricing plans.
Fixed-to-mobile calls
     Our fixed-to-mobile revenue is generated by calls originating on our fixed networks and terminating on any mobile network. We generally charge for fixed-to-mobile calls based on time of day and mobile carrier, however packages are also offered on a capped price basis. Our operating revenue for fixed-to-mobile calls is approximately split evenly between business and residential customers. The growth of the Australian mobile telecommunications market has driven revenue expansion in this product category in recent times. However, the introduction of capped plans in the mobile market has now impacted the volume of fixed-to-mobile activity as customers continue to slowly move their usage from our PSTN products. The fixed-to-mobile environment is influenced by fixed-to-mobile preselection, whereby the carriage service provider (“CSP”) selected by a customer for national long distance calls automatically becomes the customer’s provider for fixed-to-mobile calls.
     During fiscal 2006, fixed-to-mobile revenue declined by A$75 million or 4.8%. We experienced a decline of A$114 million due to lower revenue per minute resulting from higher discounts from ongoing competitive pressure, including incorporating fixed-to-mobile calls in reward offerings and the changing mix in services in operation (“SIOs”) from PSTN to ISDN and CustomNet. This increase in the level of discounting is representative of our increased campaign activity aimed at reducing customer churn to other providers and win customers in the market place.

     This decline in revenue was partially offset by growth in call volumes mainly due to the continued expansion of mobile services in the Australian market. The positive volume growth for fiscal 2006 contributed A$38 million due to higher calls and minutes of use. This growth is consistent with the growth in the total market mobile SIOs, meaning there is a higher number of mobiles on which fixed calls can terminate, and hence a higher number of calls.
International direct calls
     Our operating revenue from international direct relates to revenue we generate from international calls made from Australia to a destination outside Australia (outbound). This revenue is largely driven by general economic conditions, customer perceptions about the cost and value of our service, competition, migration to broadband alternatives and promotion and advertising.
     Our international direct revenue declined by 14.1% to A$201 million in fiscal 2006 primarily as a result of lower volumes and continued competitive pressure on price. Factors which have influenced this trend include the competitive pressures from calling cards, fixed-to-mobile substitution and the growth of Voice over IP in the market place. Despite major international events and the occurrence of unfortunate circumstances which have provided short term stimulus to call traffic, international direct minutes declined 7.9% for the year.
Fixed Interconnection
     Fixed interconnection is made up of local and non local PSTN/ISDN access interconnection services provided to other carriers. This category is a highly regulated area of the Australian telecommunication market. Our operating revenue from fixed interconnection decreased by 7.4% to A$286 million during fiscal 2006 driven by reduction in both volume and price. Volume declines are in line with cross company trends in PSTN traffic and have been particularly impacted by migration to mobiles and, to a smaller degree, ULL build.
Mobiles
     Our operating revenue from mobiles consists of revenue from access fees and call charges, as well as value added services comprising international roaming, mobile MessageBank(R) and mobile data. It also includes revenue from the sale of mobile handsets and interconnection charges where calls from other carriers’ customers terminate on our network.
     During fiscal 2006, we commenced the construction of our new NEXT G(TM) wireless network. We launched this network on 6 October 2006. Until recently, we operated two primary mobile networks, GSM and CDMA. Over time we will migrate our customers from our old networks onto our new NEXT G(TM) wireless network. We continue to offer 3G services to our customers over our existing 3G 2100 network, a network jointly owned through our joint venture with Hutchison Telecommunication (Australia) Limited (Hutchison).
     The mobile telecommunications market continued to grow during fiscal 2006, although at a lower rate of growth than in the prior year. The growth was slowed by the increase in capped price plans by all the major mobile competitors, heightened campaign activity particularly around 3G services, and the increasing use of mobile data services such as Blackberry and EVDO. While voice continues to be the largest contributor to mobiles revenue, value added services, including mobile data, is the fastest growing, now representing 25.4% of mobile services revenue in fiscal 2006. With competition intensifying, we have introduced a comprehensive and broad reaching program of segment based customer management to enable us to provide the best service and solutions to all of our customers.

Mobiles

	Year Ended 30 June
	2006	2005	Change	2006/2005
	(In A$ millions)			(% change)
Access fees and call charges	2,703	2,765	(62)	(2.2)%

Value added services:
— International roaming	266	243	23	9.5%
— Mobile messagebank	199	187	12	6.4%
— Short message service (SMS)	494	457	37	8.1%
— Other mobile data	184	84	100	119.0%

Total value added services	1,143	971	172	17.7%

Total mobile services revenue — retail	3,846	3,736	110	2.9%
Mobile services revenue — wholesale	36	24	12	50.0%
Mobile services revenue — mobiles interconnection	623	547	76	13.9%

Total mobile services revenue	4,505	4,307	198	4.6%
Mobile handset sales	467	381	86	22.6%

Total mobile goods and services revenue(1)	4,972	4,688	284	6.1%

3G mobile SIO (thousands)	317	—	317	—
GSM mobile SIO (thousands)	6,468	6,894	(426)	(6.2)%
CDMA mobile SIO (thousands)	1,703	1,333	370	27.8%

Total mobile SIO (thousands)	8,488	8,227	261	3.2%

Mobile Wireless — EVDO SIO (thousands) (included in CDMA SIO above)	60	19	41	215.8%
Prepaid mobile SIO (thousands)	3,597	3,570	27	0.8%
Postpaid mobile SIO (thousands)	4,891	4,657	234	5.0%

Total mobile SIO (thousands)	8,488	8,227	261	3.2%

CDMA wholesale mobile SIO (thousands)	73	62	11	17.7%
GSM wholesale mobile SIO (thousands)	46	21	25	119.0%

Total wholesale mobile SIO (thousands)	119	83	36	43.4%

Number of SMS sent (in millions)	3,019	2,289	730	31.9%
Deactivation rate	23.4%	19.2%	—	4.2%
Mobile voice telephone minutes (in millions)(2)	7,311	6,746	565	8.4%
Average revenue per user per month A$’s(3)	38.35	39.33	(0.98)%	(2.5)%
Average prepaid revenue per user per month A$’s(3)	10.85	12.24	(1.39)	(11.4)%
Average postpaid revenue per user per month A$’s(3)	58.99	59.06	(0.07)	(0.1)%
Average mobile data revenue per user per month(4)	6.77	5.70	1.07	18.8%

Note: statistical data represents management’s best estimates.

(1)	Excludes revenue from:

— calls from our fixed network which we categorise as fixed-to-mobile; and

— CSL New World which is recognised separately as controlled entity revenue.

(2)	Includes all calls made from mobile telephones including long distance and international calls, excludes data, MessageBank(R), international roaming and CSL New World.

(3)	Average retail revenue per user per month is calculated using average retail SIO and includes mobile data, MessageBank(R) and roaming revenues. It excludes interconnection and wholesale revenue.

(4)	Includes mobile wireless EVDO revenue, excludes BigPond(R) wireless.
     During fiscal 2006, mobile service revenue increased by A$198 million or 4.6% mainly due to the continued growth in the number of mobile telephone subscribers and expanding minutes of use, offset by continued pressure on prices. In addition, we experienced strong growth in our value added services revenue for example MessageBank(R), SMS, Blackberry and EVDO.
     Access fees and call charges declined by 2.2% to A$2,703 million in fiscal 2006 reflecting a decrease in GSM revenues partially offset by an increase in CDMA revenues. Both technology categories have been impacted during the year by the competitive environment and the growth in capped price plans which has directly impacted yields. CDMA prepaid was also impacted by lower revenues attributable to a promotion which gave CDMA subscribers half price calls for a year. During the year we moved from 1% of our mobile customers on capped plans to 4.3% on capped plans.
     SIOs increased overall, but it was CDMA that drove the growth with a 27.8% increase while GSM (including 3G) reduced marginally by 1.6%. The CDMA revenues benefited from increased activations during the first half of fiscal 2006 and the availability of more competitively priced handsets. Call minutes generally increased for each technology, but these benefits did not outweigh the impact on price for the period. Average revenue per user (ARPU) dropped by A$0.98 over the year led by a reduction in prepaid ARPUs by 11.4% or A$1.39, with postpaid ARPUs stable.
     Revenue from international roaming grew by 9.5% to A$266 million in fiscal 2006. The rise was primarily due to an increase in outbound roaming minutes and a marginal increase in revenue per call. In addition, inbound roaming revenue remained steady as price increases offset decreased usage.
     Revenue from MessageBank(R) increased by 6.4% to A$199 million in fiscal 2006 primarily due to growth in minutes resulting from higher mobile usage and SIOs.
     During fiscal 2006, SMS and Multimedia Messaging Services (MMS) revenues increased by 8.1% to A$494 million after a significant increase in the number of messages sent. There is a component of migration from voice communication to message communication which is evident in the reported growth rates. This was stimulated by a A$0.01 text offer and other rewards and bonus options offered during the year. In addition, mobile data growth was also experienced in the corporate segment through the Blackberry and Telstra Mobile Broadband TM products on the CDMA network. This is reflected in the average mobile data revenue per user per month increasing over fiscal 2006.
     Revenue from handset sales increased by 22.6% to A$467 million in fiscal 2006 primarily due to growth in the number of GSM mobile handsets sold. This growth was attributed to an increase in marketing campaign activity focusing on the sale of 3G handsets, particularly in the second half of the year.
     Mobiles interconnection revenue has grown 13.9% to A$623 million during fiscal 2006. The main product driving this growth is GSM wholesale domestic roaming which grew in fiscal 2006 by A$43 million after Hutchison 3G roaming commencing in April 2005. This corresponds directly to an A$8 million drop in CDMA roaming after Hutchison introduced their 3G product as an alternative to CDMA. SMS interconnect has grown A$17 million due to an increase in traffic resulting from growth in mobile SIOs as well as a continued increase in the popularity of text messaging as a cheaper alternative to mobile voice calling. In addition, mobiles terminating revenue grew by A$24 million due to a 12% increase in termination volumes, partially offset by price reductions resulting from regulatory pricing pressures on mobile terminating rates. The increase in termination volumes has resulted from growth in retail SIOs, particularly in CDMA and pre-paid services.
     Wholesale mobile service revenue increased in fiscal 2006 by 50.0% or A$12 million due to growth in the wholesale GSM resale product introduced in fiscal 2005. It enabled resellers to develop and market their own branded mobile solutions including voice, text, multimedia messaging and MessageBank(R) on the GSM network which they could only previously do on the CDMA network. Minutes of use have grown significantly since this product was introduced.
     The level of deactivations increased by 4.2% which was driven by prepaid activity. After we changed systems for managing prepaid SIO’s in fiscal 2005, all relevant prepaid SIOs were automatically given a recharge period of 12 months, extended from the normal 6-month period, to ensure no customers were disadvantaged while we consolidated the new system. In the last quarter of fiscal 2006, these SIOs reached the end of this period and many were subsequently deactivated. This contributed to the deactivation of 1.1 million prepaid SIOs in fiscal 2006. This change in recharge period has not impacted the year on year growth rate but has impacted the timing of deactivations occurring throughout the year.
Internet and IP solutions
     Our operating revenue from Internet and IP solutions is driven primarily by:
•	demand for capacity to support business networking;

•	the increased use of IP services by business customers (small to medium enterprises);

•	the introduction of new products to meet customer needs;

•	the movement of our customers from basic access and associated calling products to other access services such as ADSL; and

•	demand for greater bandwidth services such as broadband.
     While the IP and Internet markets have been experiencing growth, competition has put pressure on our prices. We expect that these trends will continue.
Internet and IP solutions

	Year Ended 30 June
	2006	2005	Change	2006/2005
	(In A $ millions)			(% change)
Narrowband	220	275	(55)	(20.0)%
Retail broadband(1)	730	463	267	57.7%
Wholesale broadband	461	261	200	76.6%
Internet direct	143	123	20	16.3%
IP solutions	285	207	78	37.7%
Other	68	48	20	41.7%

Total internet & IP solutions revenue	1,907	1,377	530	38.5%

Broadband subscribers — retail (in thousands)(1)	1,476	856	620	72.4%
Broadband subscribers — wholesale (in thousands)	1,427	888	539	60.7%

Total broadband subscribers (in thousands)	2,903	1,744	1,159	66.5%
Narrowband subscribers — retail (in thousands)	1,027	1,205	(178)	(14.8)%

Total online subscribers	3,930	2,949	981	33.3%

Average revenue per retail broadband subscriber per month (A$’s)	52.16	60.10	(7.94)	(13.3)%

Note: statistical data represents management’s best estimates.

(1)	Telstra mobile broadband and Telstra internet direct (Retail ADSL) are not included in retail broadband revenue and subscriber numbers.
     Our narrowband products allow customers to connect to the Internet from any telephone line in Australia. Our broadband products allow customers to experience an “always on” connection to the Internet, although this is not available to all lines due to technology limitations. In fiscal 2006, continued demand for capacity combined with competitive pricing has resulted in customers migrating their narrowband services to broadband. This trend placed additional price pressure on our dial-up products and resulted in a decline in our narrowband revenues.
     We offer a range of Internet products and packages under our BigPond(R) brand. Telstra BigPond(R) home and business packages offer dial-up modem services to residential and business customers across Australia. Telstra BigPond(R) broadband provides broadband Internet services to consumer and business customers via HFC cable, ADSL, satellite and mobile access technologies.
     During fiscal 2006, our Internet and IP solutions revenue grew by 38.5% or A$530 million to A$1,907 million, despite a reduction in prices. The subscriber base for our broadband products grew significantly during this time, partially due to migration from narrowband products but also due to growth in the overall online market. As at 30 June 2006, we had approximately 2.9 million broadband customers of which nearly 1.5 million were retail customers. There has been a significant rise in demand resulting from competitive pricing strategies.
     Narrowband revenue decreased by 20.0% to A$220 million in fiscal 2006. This decline highlights the growing impact of dial-up to broadband migration as the dial-up market proceeds with its decline. We expect this trend to continue with further price adjustments likely to occur as broadband prices fall and customers require higher speeds.
     Retail broadband revenue increased by 57.7% to A$730 million in fiscal 2006, mainly due to strong increases in SIOs. SIO growth has occurred across all technologies but ADSL has been the key driver of the growth. We have introduced a number of key price and value campaigns to stimulate broadband take up including a combination of discounting access and installation offers. We have also introduced new products and plans including a wireless EVDO offer and enhanced focus on our cable offerings. The Australian

Government’s Higher Bandwidth Incentive Scheme (HiBIS) and broadband regional connect packages have also enabled affordable broadband and higher bandwidth to be provided to regional and remote locations and encourage take up in those areas. Given this strong take up, increased competition and resultant price offerings, average revenue per user has declined.
     Wholesale broadband revenue increased by 76.6% to A$461 million in fiscal 2006 driven by a continuing strong market demand for high bandwidth services and increased demand at the retail level. Wholesale DSL Internet grade has grown by A$180 million driven by volume increases with a 60.7% growth in SIOs.
     Internet direct is our business oriented Internet access product with a range of data access options and features to meet the needs of business. Internet direct revenue increased by 16.3% during fiscal 2006 to A$143 million. The result was driven by our virtual ISP product which increased by A$14 million, mainly because of a new commercial deal signed resulting in a significant increase in data usage. SIOs for this product category increased by 258% in fiscal 2006.
     IP solutions revenue increased by 37.7% to A$285 million in fiscal 2006, mainly due to the products in this category being in the growth phase of their lifecycle. Fiscal 2006 saw an increase of A$48 million in IP MAN/Ethernet, our ’next generation’ data access services which provide high speed IP and Ethernet access solutions respectively for large and medium corporate enterprises. The government sector has been the key user and driver of this product. IP WAN grew by A$29 million, after growth was stimulated through competitive pricing and improved network performance. It is also evident that customers now appear more willing to move towards IP based solutions.
     Other Internet and IP solutions revenue grew by A$20 million in fiscal 2006 due to growth in wholesale Internet and data traffic, in particular in our Wholesale Ethernet product, and increased revenue from our wholly owned entity, Chief Entertainment, which is a media production house that provides Internet content.
ISDN
     ISDN is a flexible, switched network based on digital technology. It can support many applications at one time (such as voice, data and video) while using a single access point to the network. ISDN services are offered to residential and business customers across Australia. Our ISDN products revenue is impacted by offerings and packages in the broadband market, growth in the number of DSL enabled exchanges and migration to advanced data products such as IP solutions.
ISDN

	Year Ended 30 June
	2006	2005	Change	2006/2005
	(In A $ millions)			(% change)
Access	418	421	(3)	(0.7)%
Data calls	118	165	(47)	(28.5)%
Voice calls	271	304	(33)	(10.9)%

Total calls	389	469	(80)	(17.1)%

Total ISDN revenue	807	890	(83)	(9.3)%

ISDN access lines (basic access line equivalents (in thousands))(1)	1,214	1,208	6	0.5%

Note: statistical data represents management’s best estimates.

(1)	Statistical data — we have adjusted comparative data to show a more accurate reflection of the market. Conversion factors have been adjusted in calculating ISDN access lines.
     ISDN access revenue has declined marginally to A$418 million in fiscal 2006. Growth in access lines has slowed in recent years from 3.3% in fiscal 2005 to 0.5% in the current year. Data access line declines in the consumer segment have been driven by customer movement to broadband, while declines in the business segment have arisen as a result of the migration to alternative technologies such as ADSL and symmetrical HDSL. Data access line declines have been offset by voice access line growth, driven by customers taking up ISDN as a stepping stone towards a full IP environment. Whole of customer discounts in the enterprise segment have also impacted the result in the current year.
     ISDN voice calls revenue, which is made up of local, national and international voice calls made on the integrated services digital network, declined by 10.9% or A$33 million in fiscal 2006, mainly due to declines in the local and national categories. National voice calls revenue was negatively impacted by competitor price pressure during the year. Local voice calls revenue was negatively impacted by a decrease of 14% in minutes of use primarily because calls on our Priority(R) One3 and 1300 A Party products have been reclassified from ISDN to inbound calling revenues. This reclassification amounted to A$13 million in fiscal 2006.
     ISDN data calls revenue declined in fiscal 2006 by 28.5% or A$47 million. Both ISDN local and national data calls contributed to the decline. ISDN local data and ISDN national local data calls revenue declined by 28% and 32% respectively due to customers migrating to alternative products such as ADSL and symmetrical HDSL, as a result of improved bandwidths at reduced prices in each of these products.
Specialised data

	Year Ended 30 June
	2006	2005	Change	2006/2005
	(In A $ millions)			(% change)
Frame Relay	305	351	(46)	(13.1)%
ATM	90	89	1	1.1%
Digital data services	198	227	(29)	(12.8)%
Leased lines	229	235	(6)	(2.6)%
International private lines	30	26	4	15.4%
Other specialised data	32	38	(6)	(15.8)%
Total data revenue	884	966	(82)	(8.5)%
Domestic Frame access ports (in thousands)	30	34	(4)	(11.8%)

Note: statistical data represents management’s best estimates.
     Specialised data revenue is comprised mainly of revenue from frame relay, digital data services and leased lines. Frame relay offers high speed data transmission from 64kb to 45Mb per second to customers connecting any number of sites to other national or international locations. It is frequently used as a building block to construct corporate wide area networks. Digital data services provide high quality, leased line digital data transmission offering dedicated bandwidth from 1.02Kb to 1,984Kb per second, which may be used for communication between all major capital cities, and most regional and country areas in Australia. Analogue leased lines provide high quality, low cost, low bandwidth and dedicated end-to-end connections between customer sites.
     During fiscal 2006, total specialised data revenue decreased to A$884 million, reflecting a decline in mature products such as frame relay, digital data and leased line services. This decline has been driven by product substitution to more technologically advanced IP and DSL based product options, included with our Internet and IP solutions revenue category.
     Frame relay revenue decreased as this product enters the declining stages of its product life cycle with customers migrating to new technologies such as Business DSL which offers the same coverage and similar assurance, but at a lower price. In addition, we introduced price discounting to retain existing customers. Reduced frame relay revenue was due to a combination of a reduction in ports by 11.8% with a similar reduction in revenue per customer.
     Digital data services are mature products that declined 12.8% to A$198 million during fiscal 2006 primarily due to customers transferring to newer technologies and price pressures experienced from alternative products.
     Leased line revenues experienced a 2.6% reduction to A$229 million, mainly due to customers with voice graded dedicated lines moving to DSL, wireless or IP telephony based solutions. Other high capacity products such as wideband have grown. New business has also been generated by offering premium packages in combination with Internet Direct but they tend to be short distance services which are low revenue generating.
Advertising and directories
     Our advertising and directories revenue is predominantly derived from our wholly owned Sensis group. Sensis provides innovative advertising and local search solutions through a print, online, voice, wireless and satellite navigation network.
     The majority of Sensis’ revenue is derived from its print and online directories — Yellow(R) and White Pages(R) — which have grown steadily overall due to the introduction of new print and directory advertising initiatives.

     Product innovation and customer demand continue to drive growth in our broader online and electronic advertising and non-directories advertising business.
Advertising and directories

	Year Ended 30 June
	2006	2005	Change	2006/2005
	(In A $ millions)			(% change)
Advertising and Directories revenue	1,711	1,585	126	7.9%

     Yellow(R) revenue increased by 5.8% to A$1,172 million in fiscal 2006, primarily due to the strong performance in our non-metropolitan books and 54% growth in Yellow(R) OnLine revenue to A$124 million. The growth in non-metropolitan books has been driven by new category guides and subheadings, higher uptake of half page advertisements and the release of three new local directories. Online performance was driven by a 25% rise in Yellow OnLine display customer numbers and higher uptake of Platinum advertising, leading to increased revenue per customer.
     During fiscal 2006, White Pages(R) revenue grew by 12.2% to A$302 million, reflecting continued growth in both print and online, with improved sales force effectiveness through better “go to market” strategies. Growth has continued with the success of coloured listings and logos resulting in higher revenue per customer.
     Our emerging businesses delivered 17.1% revenue growth, driven by strong growth in Whereis(R) location-based search revenues and in MediaSmart(R). Fiscal 2006 includes a full year of revenue for our mapping and travel related products company Universal Publishers (purchased December 2005).
     Overall revenue performance was impacted by a decline in classifieds revenue over the period. This was driven by competition and economic weakness in the Sydney and Melbourne markets. However, we regard our advertising and directories business as a growth area, with improving margins especially online, and strong market presence accounting for almost 14% of the Australian main media advertising market.
     Sensis’ Trading Post(R) business is experiencing strong growth in online classifieds revenues while print based classifieds revenues are declining. This trend is expected to continue, and as a result the achievement of continued online revenue growth is critical to the future performance of the business.
Intercarrier services
     Our operating revenue from intercarrier services comprises a number of products and services relating to the provision of telecommunications services to other carriers (including REACH), CSPs and ISPs. The majority of this revenue base is derived from interconnect and access services which is a highly regulated area of the Australian telecommunications market. Interconnection revenues relating to our PSTN and mobile products are included in those product categories.
     The remaining revenue component in intercarrier services is derived from wholesale specific product offerings such as facilities access, wholesale transmission and ULL which, while they are subject to significant price pressures resulting from ongoing oversupply of capacity in the market place, are a focus for delivering incremental revenue growth for us in the coming years. This growth, however, will be negatively impacted by the recent interim determinations by the ACCC regarding a reduction in the amount we can charge wholesale customers for ULL access.
Intercarrier services revenue

	Year Ended 30 June
	2006	2005	Change	2006/2005
	(In A $ millions)			(% change)
Intercarrier services revenue	351	290	61	21.0%

     Intercarrier Services revenue has grown by 21.0% to A$351 million during fiscal 2006 due to increases in facilities access, wholesale transmission solutions and other wholesale revenues mainly consisting of ULL.

     Our growth in facilities access was 39.8% or A$24 million during fiscal 2006 for the year largely driven by demand for equipment building and mobile tower access as other carriers and service providers have sought to expand their infrastructure over time.
     Growth in wholesale transmission relates to leased transmission services led by a rise in demand from Internet service providers for backhaul transmission to expand their DSL network coverage. Partly offsetting these increases in intercarrier revenue was the unfavourable impact of a backdated rate adjustment for MCI Worldcom in September 2005 as well as a decline in services leased by the same customer.
     Other wholesale intercarrier revenue growth of A$18 million was due to ULL driven by a number of factors such as:
•	carriers have reached customer density thresholds on wholesale DSL and resale PSTN to be able to undertake viable ULL; and

•	falling equipment prices have reduced the capital required by carriage service providers to undertake ULL build.
Inbound calling products
     Our operating revenue from inbound calling products consists principally of the fees we charge our business customers for the provision of inbound calling numbers:
•	for Freecall(TM) 1800, the cost of the call, charged to the party called, with no cost incurred by the caller;

•	for Priority(R) 1300 and Priority(R) One3:

•	the calling party from a PSTN service incurs a cost of A$0.25 (including GST) from anywhere in Australia. Different charges apply for calls made from ISDN, mobiles and payphones; and

•	the service owner incurs the other components of the call charges as applicable.
     Also included is revenue from enhanced call centre products using network voice processing, which provides access to advanced call handling capabilities, without customers having to purchase and maintain their own networks.
     Our inbound calling products revenue therefore is driven by two different streams, the caller (A party) and the lessee of the inbound service (B party). The A party revenues are affected by substitution to other voice products such as mobiles and the Internet. B party revenues are affected by increased customer competition impacting prices.
     Revenue from inbound calling products remained steady at A$449 million in fiscal 2006 mainly due to an increase in Priority(R) One3 and 1300 A Party products offset by Priority(R) One3 and 1300 B Party products.
Inbound calling products

	Year Ended 30 June
	2006	2005	Change	2006/2005
	(In A $ millions)			(% change)
Inbound calling products revenue	449	449	—	—

B Party minutes (in millions)	2,922	2,773	149	5.4%
A Party calls (in millions)	1,012	940	72	7.7%

	3,934	3,713	221	6.0%

Note: statistical data represents management’s best estimates.
     Our overall revenue from PriorityOne3 and 1300 B Party products declined in fiscal 2006 due to very competitive market pressures resulting in lower returns. Minutes of use and services in operation have actually increased in this category of calls, but large customers are being won or retained at lower prices resulting in reduced revenues. This is offset by higher call volumes on our Priority(R) One3 and 1300 A Party products after calls from our ISDN and Siteline products to these numbers were reclassified in the current year to inbound calling. This amounted to A$13 million in fiscal 2006. There is also an increasing trend for calls to these numbers from mobile phones which are recorded as mobiles revenue.

     Revenue from Freecall(TM) 1800 has declined mainly due to intense price competition leading to reduced price and a declining customer base. Our other inbound calling products, such as Enterprise Speech Solutions, have continued to grow strongly throughout fiscal 2006.
Solutions management
     Our operating revenue from solutions management is derived from managing all or part of a customer’s communications and IT solutions and services covering:
•	managed network services, which is network based voice and data products, including IP based networks and IP telephony, CPE management, radio networks and new wireless based technologies;

•	IT services, which is managed customer infrastructure (e.g. desktop and end user devices), managed storage and security services, in addition to hosting and application development. IT services also includes the provision of professional consulting and deployment services; and

•	other refers to our eBusiness solutions and global data centre.
Solutions management

	Year Ended 30 June
	2006	2005	Change	2006/2005
	(In A $ millions)			(% change)
Managed network services	337	337	—	—
IT services	632	572	60	10.5%
Other	20	22	(2)	(9.1)%

Solutions management revenue	989	931	58	6.2%

     In fiscal 2006, solutions management revenue increased 6.2% or A$58 million mainly due to increases in IT services.
     IT services grew by 10.5% or A$60 million in the current year, mainly due to our wholly owned entity KAZ winning major contracts, one of which was a five-year contract for an estimated A$200 million to provide the Department of Defence’s Central Office IT Infrastructure Support Services. Fiscal 2006 IT services revenue also included an additional A$12 million due to a full 12 months of results for KAZ compared to only 11 months in the previous fiscal year. Managed professional services revenue also contributed to the growth in IT services, with an increase of A$16 million due mainly to increased project work on an existing contract.
     In addition to increases in IT services, managed data, managed WAN and managed radio, which are in ’managed network services’, all contributed positively to the revenue growth due mainly to increases in a number of contracts. Managed voice however offset this growth in revenue, declining due to a reduction in contracts in this area.
Offshore controlled entities
     The offshore controlled entities category relates to our offshore subsidiaries, which provide a variety of products and services within their various regions of operation. Included in this category are the following significant offshore controlled entities:
•	CSLNW, which generates its revenues from the Hong Kong mobiles market. CSLNW was formerly known as CSL. In March 2006, this entity merged with Hong Kong based mobile company New World PCS. As result of this transaction, we now own 76.4% of the merged entity;

•	TelstraClear, which generates its revenues from providing full integrated services to the New Zealand market; and

•	other offshore controlled entities predominantly in the Telstra Enterprise and Government segment, which mainly generate revenues from the provision of global communication solutions to multinational corporations through our interests in the United Kingdom, Asia and North America.

Offshore controlled entities — revenue

	Year Ended 30 June
	2006	2005	Change	2006/2005
	(In A $ millions)			(% change)
CSL New World	830	734	96	13.1%
TelstraClear	620	625	(5)	(0.8)%
Other offshore controlled entities	295	252	43	17.1%

Total offshore controlled entities revenue	1,745	1,611	134	8.3%

     Consolidated revenue from offshore controlled entities increased in fiscal 2006 by 8.3% to A$1,745 million primarily due to the following factors:
•	CSLNW experienced revenue growth across the majority of its revenue streams, except for local voice which continues to be impacted by sustained pricing pressure. The merger between CSL and New World PCS resulted in increased revenue in the current year of A$66 million. Excluding this component, revenue has grown in both prepaid and postpaid categories after increased subscribers and handset revenue due to recent promotional activity. Revenue growth was also assisted by a A$11 million favourable foreign exchange rate impact.

•	TelstraClear experienced a net decline in revenue of 0.8% to A$620 million. There were significant declines in calling revenues largely due to price erosion and pricing plan reductions in the Internet and IP business due to heavy retail competition. Revenue was also negatively impacted by the NZ$/A$ exchange rate, causing a A$22 million decline. These declines were mostly offset by strong growth in the business sector and an increased contribution from a full year’s ownership of the Sytec business. There were also a number of one-off implementation revenues from the provision of new and/or additional services to a number of key customers.

•	The 17.1% growth in revenue to A$295 million from other offshore controlled entities was mainly due to growth in Europe, Asia and the US. In Europe, the inclusion of a full 12 months ownership of PSINet contributed A$15 million in revenue growth. Both Telstra Singapore and Telstra Hong Kong started to grow revenue by selling the full suite of international data products in the Asian market. KAZ also exhibited strong growth in the same region due to the synergies gained by combining this business with our telecommunications business in one bundle to customers. Growth in the US of A$15 million was mainly the result of a major contract to provide telecommunications solutions over an integrated global IP-based network, contributing A$12 million to revenue growth.
     For further detail regarding our major off shore subsidiaries CSLNW and TelstraClear refer to the business summaries that follow.
Payphones

	Year Ended 30 June
	2006	2005	Change	2006/2005
	(In A $ millions)			(% change)
Payphone revenue	104	121	(17)	(14.0)%

Telstra owned and operated payphones (thousands)	30	31	(1)	(3.2)%
Privately owned and operated payphones (thousands)	27	30	(3)	(10.0)%

Total number of payphones (in thousands)	57	61	(4)	(6.6)%

Note: statistical data represents management’s best estimates.
     Payphone revenue declined by 14.0% to A$104 million in fiscal 2006, impacted by substitution to other products, particularly prepaid mobile phones and competitors’ prepaid calling cards. As a result of this migration, we removed a number of low usage phones resulting in a 3.2% reduction in the number of Telstra owned and operated payphones.
     There has also been a decline in privately owned and operated payphones of 10.0%, as private operators removed their support for unprofitable payphones. Telstra owned and operated payphones also reduced due to the loss of some payphones to private operators and lower demand in new growth locations.

Pay TV bundling

	Year Ended 30 June
	2006	2005	Change	2006/2005
	(In A $ millions)			(% change)
Pay TV Bundling revenue	320	263	57	21.7%

FOXTEL Pay TV Bundling subscribers (thousands)	292	280	12	4.3%
Austar Pay TV Bundling subscribers (thousands)	51	55	(4)	(7.3)%

Total Pay TV Bundling subscribers (thousands)	343	335	8	2.4%

Note: statistical data represents management’s best estimates.
     Total pay TV bundling revenue grew by A$57 million, comprising increases in revenue for FOXTEL of A$46 million and AUSTAR of A$11 million.
     FOXTEL bundled services revenue grew by 20.0% or A$46 million during fiscal 2006 after an increase in subscribers and higher revenue per user. As customers have migrated from analogue to digital services, discount plans have been phased out and customers are upgrading their packages. It is intended that full customer migration will be completed by March 2007. The growth in subscribers was driven by low price installation/upgrade offers made to the market along with the FOXTEL 10th Anniversary promotion, which targeted both new customers and existing customers through digital migration. FOXTEL IQ, an interactive digital feature available to all FOXTEL digital subscribers also performed well, aided by a low installation price point campaign. At 30 June 2006, analogue services in operation represented 14.7% of FOXTEL bundled customers compared with 36.8% at the start of the year.
     Austar bundled services revenue growth for fiscal 2006 of A$11 million was driven by an increase in the average revenue per user after a change in the subscription offerings. Subscriptions, however, fell due to lower advertising activity, which resulted in slower sales rates while the disconnection rate remained consistent.
Customer premises equipment

	Year Ended 30 June
	2006	2005	Change	2006/2005
	(In A $ millions)			(% change)
Customer premises equipment revenue	274	231	43	18.6%

     CPE revenue increased by 18.6% to A$274 million during fiscal 2006 mainly driven by strong growth in the sales of PBX equipment and communication packages known as Telstra Business Systems (TBS) packages. TBS sales more than tripled in the current fiscal year due to an expansion of the vendor base combined with new carriage pricing plans and investment made in support tools that enabled improved processing and reduced transaction time.
     The current year’s revenue also includes a full 12 months of operations for Telstra Business Systems Pty Ltd (formerly known as Damovo (Australia) Pty Ltd) as it was acquired September 2004. We also acquired Converged Networks Pty Ltd, Western Australia’s largest CPE dealer in April 2006.
     This growth was partially offset by an A$11 million decline in first phones/extensions due to continued substitution of rental phones due to sales of CPE and mobiles.
Other sales and services

	Year Ended 30 June
	2006	2005	Change	2006/2005
	(In A $ millions)			(% change)
Telstra information and connection services	120	134	(14)	(10.4)%
Customnet and spectrum	110	112	(2)	(1.8)%
Virtual private network	17	15	2	13.3%
Card services	50	59	(9)	(15.3)%
Security products	34	33	1	3.0%
HFC cable usage	84	65	19	29.2%
Conferlink	48	47	1	2.1%
Commercial and recoverable works	57	58	(1)	(1.7)%
External construction	108	85	23	27.1%
Other	131	133	(2)	(1.5)%

Total other sales and services revenue	759	741	18	2.4%

     In fiscal 2006, operating revenue from other sales and services increased by 2.4% or A$18 million mainly due to HFC cable usage and external construction revenue.
     HFC cable usage includes revenue received from FOXTEL for carriage services, cable installations and service calls. Revenue increased by A$19 million this year due to FOXTEL promotional activity which resulted in an increase in services in operation. There was also a scheduled FOXTEL contract rate increase during the period.
     External construction, which delivers communications network infrastructure solutions, had revenue growth of 27.1% or A$23 million in fiscal 2006. This growth can be mainly attributed to increased activity relating to the construction of the 3G 2100 network in conjunction with our joint venture partner, Hutchison.
     The above increases were partially offset by a A$14 million decline in information and connection services revenue as a result of lower call volumes. Also, card services declined by 15.3% or A$9 million. This was due to products such as Homelink 1800 and telecard being mature products and impacted by substitution to more cost effective convenient products such as pre-paid cards and mobiles.
Other income

	Year Ended 30 June
	2006	2005	Change	2006/2005
	(In A $ millions)			(% change)
Proceeds from sale of property, plant and equipment	46	51	(5)	(9.8)%
Proceeds from sale of investments	93	252	(159)	(63.1)%

Asset/investment sales	139	303	(164)	(54.1)%

Cost of property, plant & equipment	(23)	(42)	19	(45.2)%
Cost of investment	(31)	(173)	142	(82.1)%

Cost of asset/investment sale	(54)	(215)	161	(74.9)%

Net gain/loss on assets/investment sale	85	88	(3)	(3.4)%

USO Levy Receipts	58	63	(5)	(7.9)%
Government subsidies	135	71	64	90.1%
Miscellaneous income	50	39	11	28.2%

Other income	243	173	70	40.5%

Total other income	328	261	67	25.7%

     In fiscal 2006, total other income increased by 25.7% or A$67 million.
     In fiscal 2006 proceeds from sale of investments of A$93 million were due mainly to the sale of Xantic B.V and Fundi Software Pty Ltd, with Xantic yielding a net gain of approximately A$58 million. In fiscal 2005, proceeds from the sale of our investments was mainly made up of the sale of our interests in Intelsat Limited, Infonet Services Corporation and the redemption of the convertible note issued by PCCW.
     The majority of the growth in government subsidy revenue was sourced from Higher Bandwidth Incentive Scheme (HiBIS) receipts and the broadband Connect Australia scheme, which can be attributed to an increase in the provision of broadband services to regional, rural and remote areas of Australia. Refer to the Internet and IP products section for further details regarding HiBIS.
Operating expenses

	Year Ended 30 June
	2006	2005	Change	2006/2005
	(In A $ millions)			(% change)
Labour expense	4,364	3,858	506	13.1%
Goods and services purchased	4,730	4,211	519	12.3%
Other expenses	4,427	3,815	612	16.0%

	13,521	11,884	1,637	13.8%

Share of net (gain)/loss from jointly controlled and associated entities	(5)	94	(99)	(105.3)%

	13,516	11,978	1,538	12.8%
Depreciation and amortization	4,087	3,529	558	15.8%

Total operating expenses	17,603	15,507	2,096	13.5%

     In fiscal 2006, our total operating expenses (including share of net (gain)/loss from jointly controlled and associated entities) was A$17,603 million, compared with A$15,507 million in fiscal 2005. One of the major drivers of the 13.5% increase was the inclusion of a restructuring and redundancy provision of A$427 million, which has impacted all three of the expense categories. Our operating expenses have been impacted by the following factors:
•	costs associated with transformational initiatives and certain project write-offs;

•	increased costs associated with network rehabilitation;

•	higher redundancy expense as a result of reduced staff numbers as efficiencies have been implemented;

•	higher goods and services purchased costs due to increased marketing campaign activities and new offers aiming to stimulate sales growth in a range of our products and services;

•	the benefit of ongoing cost control programs, including the consolidation of vendors and IT systems;

•	growth in our communications plant asset base, along with the impact of a service life review of our asset base to align with the transformation program, has increased our depreciation and amortisation expense during fiscal 2006; and

•	the consolidation of additional operating expenses in fiscal 2006 from our acquisition activity, including the merger between CSL and New World PCS, as well as the inclusion of a full fiscal year of expenses relating to entities we acquired in fiscal 2005. These included Universal Publishers from December 2004, Telstra Business Systems (formerly Damovo (Australia) Pty Ltd) from September 2004, PSINet from August 2004, and KAZ from July 2004.
Labour expense
•	salary, wages and related on-costs, including superannuation costs, share based payments, workers’ compensation, leave entitlements and payroll tax;

•	costs of engaging contractor labour and agency costs; and

•	restructuring costs, including redundancy expenses.
     In the table below, our domestic full time employees include domestic full time staff, domestic fixed term contracted staff and expatriate staff in overseas subsidiary entities. Domestic full time employees do not include employees in our offshore subsidiary entities, or casual and part time employees. Our full time employees and equivalents include the total of our domestic and offshore full time employees, and casual and part time employees measured on an equivalent basis. Our total workforce includes domestic and offshore full time, casual and part time employees as well as contractors and staff employed through agency arrangements measured on an equivalent basis.
Labour expense

	Year Ended 30 June
	2006	2005	Change	2006/2005
	(In A $ millions)			(% change)
Labour expense	4,364	3,858	506	13.1%

Domestic full time employees (whole numbers)(1)	37,599	39,680	(2,081)	(5.2)%
Full-time employees and employed equivalents (whole numbers)(2)	44,452	46,227	(1,775)	(3.8)%
Total workforce, including contractors and agency staff (whole numbers)(3)	49,443	52,705	(3,262)	(6.2)%
Reduction in total workforce in fiscal 2006	(3,262)
Reduction in total workforce in fiscal 2006 excluding impact of New World merger	(3,859)

Note: statistical data represents management’s best estimates

(1)	Excludes offshore, casual and part time employees.

(2)	Includes all domestic and offshore employees, including those of our subsidiary entities.

(3)	Includes all domestic and offshore employees, including subsidiary entities as well as contractors and agency staff.
     During fiscal 2006, our total workforce decreased by 6.2% or 3,262 full time equivalent staff, contractors and agency staff. This decrease is predominantly due to specific efforts across the business to rationalise the number of people working for the Telstra Group as part of our business transformation initiatives. During the year, CSL merged with New World PCS, which resulted in the Telstra Group acquiring 597 new employees. Excluding the impact of the New World PCS merger on staff numbers, our total full time equivalent staff, contractors and agency staff reduced by 3,859 full time equivalent staff.
     We incurred redundancy expenses of A$348 million in fiscal 2006 compared with A$91 million in fiscal 2005. The higher redundancy expense reflects the implementation of cost control initiatives to improve the efficiency of our operational structure. In addition, a further A$186 million of redundancy expense is included as part of a restructuring and redundancy provision as at year end to account for redundancies expected to occur as part of the restructuring over the next two years.
     Our labour expense increased by 13.1% in fiscal 2006 mainly due to:
•	the increased levels of redundancy and the redundancy provision referred to above;

•	salary increases averaging between 2% and 4% for employees as specified in our enterprise agreements and as per the normal annual salary review process; and

•	a full year of ownership of several subsidiaries acquired part way through fiscal 2005 (such as KAZ and Telstra Business Systems), and acquisition of new entities such as the New World Mobility group and a controlling interest in Adstream.
     The above increases in labour expense were partially offset by cost reductions associated with the 6.2% decrease in the number of employed staff, contractors and agency staff.
     Excluding the impact of redundancy expense, labour expense increased by 1.7%.
     Based on the latest detailed actuarial report provided on the financial position of Telstra Super as at 30 June 2003, we have reported that a surplus in this superannuation fund continues to exist. In accordance with the recommendations within the actuarial investigation, we were not expected to, and did not make employer contributions to Telstra Super during fiscal 2006 and fiscal 2005. The detailed actuarial report is undertaken every three years. The next detailed actuarial investigation of Telstra Super is due to be completed by 30 June 2007 based on the scheme’s financial position as at 30 June 2006.
     As at 30 June 2006, the vested benefits index (the ratio of fund assets to members’ vested benefits) of the defined benefit divisions of Telstra Super was 115%. Our contributions to Telstra Super will recommence when the vested benefit index of the defined benefit divisions falls to 103%. The continuance of our contribution holiday is dependent on the performance of the fund and the level of contributions required to meet employer obligations, and we are monitoring the situation on a monthly basis. Based on the latest actuarial advice, we do not expect to make any contributions to Telstra Super during fiscal 2007.
     In fiscal 2006, we recognised A$185 million of pension costs in our labour expenses compared with A$203 million in fiscal 2005. This expense is due to the relevant A-IFRS standard requiring us to recognise the actuarially determined movement in our defined benefit pension plans in our operating results.
Goods and services purchased
     Goods and services purchased includes core costs of our business that vary according to business activity. The largest component of this expense category is network payments, which are payments made to other carriers to terminate international and domestic outgoing calls and international transit traffic. Other significant items include the costs of mobile handsets and Internet modems, costs of mobile sales (including subsidy costs, usage commissions and dealer incentives), managed services costs (including service contractors, sub-contractors and leases), service fees (predominantly in relation to our pay television services) and paper purchases and printing costs.

Goods and services purchased

	Year Ended 30 June
	2006	2005	Change	2006/2005
	(In A $ millions)			(% change)
Cost of goods sold	917	726	191	26.3%
Usage of commissions	281	289	(8)	(2.8)%
Handset subsidies	504	424	80	18.9%
Network payments	2,002	1,904	98	5.1%
Service fees	319	273	46	16.8%
Managed Services	242	190	52	27.4%
Dealer performance commissions	113	41	72	175.6%
Paper purchases and printing	147	159	(12)	(7.5)%
Other	205	205	—	—

Total goods and services purchased	4,730	4,211	519	12.3%

     Our goods and services purchased increased by 12.3% to A$4,730 million in fiscal 2006 mainly due to higher cost of goods sold, mobile handset subsidies, network payments and dealer performance commissions. Increases were experienced across most categories within goods and services purchased except for usage commissions and paper costs. Additionally, a restructuring provision of A$54 million has been raised in relation to the replacement of EVDO cards and additional customer and dealer costs associated with the shut down of our CDMA network in the future.
     Our goods and services purchased increased by 12.3% to A$4,730 million in fiscal 2006 due to the following factors:
•	the inclusion of the full financial year of expenses relating to our subsidiary entities acquired part way through the prior fiscal year, including KAZ, Telstra Business Systems (formerly Damovo (Australia) Pty Ltd), PSINet and Universal Publishers. In fiscal 2006, CSL merged with New World PCS, the consolidation of which has caused an increase of goods and services purchased expense of A$29 million;

•	a rise in cost of goods sold mainly due to higher sales volumes for mobile handsets, primarily driven by increased market campaign activity, strong BigPond(R) broadband demand, costs of supporting the Commonwealth Games, together with sales growth in other product categories such as EVDO, CPE for small business customers, Managed WAN equipment and voice related products. Also contributing to the increase are payments made to Brightstar, in accordance with our procurement agreement with them to centrally source wireless devices from global suppliers with a view to achieving cost savings. Inclusive of these payments, the Brightstar arrangement has provided net savings of approximately A$70 million, primarily relating to handset costs;

•	an increase in mobile handset subsidies, attributable to a rise in the take up of handsets on subsidised plans as well as higher average subsidies offered, especially following a significant campaign undertaken in the last quarter, whereby a greater range of handsets are being subsidised. As a result, our average subscriber acquisition cost has increased from A$120 to A$137. In addition, the CSLNW has implemented a more aggressive handset subsidy policy in order to increase handset sales. In fiscal 2006, we have also made an A-IFRS accounting policy change to expense handset subsidies as incurred, as opposed to previously deferring and amortising them over the contract period. The prior year comparative figure has been adjusted to allow a like for like comparison;

•	network payments continued to grow due to volume increases of domestic mobile and SMS traffic terminating on other carriers’ networks, partially offset by a reduction in the average mobile terminating rate. Additionally, expansion and growth in our UK, USA and Asian operations, which drove both growth in our offshore outpayments and higher outbound roaming revenue, partly offset by a reduction of costs through routing traffic to overseas carriers that offer lower prices and favourable foreign exchange variations in our New Zealand operations. Additional Network Access Charges were also incurred as a result of our 3G 2100 partnership activities with Hutchison;

•	service fees increased by 16.8% to A$319 million in fiscal 2006 led by a rise in bundling of pay TV services due to growth in bundled FOXTEL subscribers;

•	managed services costs grew by 27.4% to A$242 million in fiscal 2006, mainly attributable to increased third party maintenance and service costs for the support of customer contracts. There are also a number of reclassifications from other expenses such as service contracts, service fees and consultancy amounting to A$26 million. Offsetting these increases are decreases due to lease renegotiations;

•	increase in dealer performance commissions, mainly attributable to increased proactive sales activity in our personal calling program. New dealer payments resulting from the implementation of the new dealer remuneration model have also contributed to the growth; and

•	an increase in other goods and services purchased due to the inclusion of a restructuring provision of A$54 million in fiscal 2006, offset by a decrease in commercial project payments as described below.
     These increases were partially offset by a decrease in other goods and services expenses such as usage commissions, commercial project payments and paper purchases and printing costs.
•	usage commissions decreased by A$8 million mainly as a result of the discontinuation of commission payments to Keycorp following our acquisition of their Transaction Network Solutions business during the year. This was partly offset by increased dealer commissions mainly associated with non-mobile related products, including BigPond(R) products;

•	commercial project payments declined from A$59 million in fiscal 2005 to A$34 million in fiscal 2006 mainly relating to a lower level of deferral and amortisation of its basic access installation costs. The expense fluctuates in accordance with our installations over the five prior years. An equivalent amount is amortised into revenue and hence there is no EBIT impact. Also contributing to the decline was a change in the line usage billing arrangement for outsourced faxstream costs; and

•	paper purchase and printing costs decreased from A$159 million in fiscal 2005 to A$147 million in fiscal 2006 due to savings achieved through printing contract discounts, together with a reclassification of expenses into cost of goods sold. There was also a reduction in printing costs relating to superannuation industry contracts after a push towards the use of online notifications.
Other expenses

	Year Ended 30 June
	2006	2005	Change	2006/2005
	(In A $ millions)			(% change)
Property and IT rental expense	559	572	(13)	(2.3)%
Net foreign currency conversion losses/(gains)	2	(40)	42	(105.0)%
Audit fees	8	7	1	14.3%
Service contracts and other agreements	1,836	1,556	280	18.0%
Promotion and advertising	356	330	26	7.9%
General and administration	793	806	(13)	(1.6)%
Other operating expenses	544	394	150	38.1%
Impairment and diminution expenses	329	190	139	73.2%

Total other expenses	4,427	3,815	612	16.0%

     Our other expenses were A$4,427 million in fiscal 2006 and A$3,815 million in fiscal 2005, representing a 16.0% increase year on year. A restructuring provision of A$137 million was raised at year end mainly relating to property rationalisation, cancellation of server leases, the decommissioning of certain IT platforms and operational and business support systems and related stock obsolescence. Excluding the impact of the provision, our total other expenses grew by 12.5% to A$4,290 million.
     Our other expenses in fiscal 2006 include an additional A$17 million of expenses attributable to the merger of CSL with New World PCS during the period. In addition, a full twelve months of expenses have been included in fiscal 2006 for KAZ, PSINet, Universal Publishers, and Telstra Business Systems (formerly Damovo (Australia) Pty Ltd), which were acquired part way through fiscal 2005.
     The movement in the significant categories of other expenses is discussed below.
     The largest component within this expense category is service contracts and other agreements. This expense increased from A$1,556 million in fiscal 2005 to A$1,836 million in fiscal 2006, mainly driven by the following factors:
•	increased network maintenance and rehabilitation activity;

•	costs associated with transformational initiatives;

•	maintenance of the existing 3G 2100 MHZ network and the operational expenditure relating to the construction of our new NEXT G(TM) wireless network;

•	volume based increases including installations for digital pay television, as well as increased activations and fault rectifications for BigPond(R) products due to product growth; and

•	a rise in consultancy costs associated with our transformation strategy and increased market research activity due to a focus on understanding customer needs.
     The above increases are partly offset by savings from the renegotiation of a major vendor contract, a reduction in mainframe server lease charges as well as the completion of consulting work from fiscal 2005.
     General and administration expenses decreased from A$806 million in fiscal 2005 to A$793 million in fiscal 2006. This was driven by lower IT costs resulting from savings achieved in repairs and maintenance through continued infrastructure consolidation. The closure of an IT system and the decommissioning of an IT platform have also contributed to reduced IT related costs. Discretionary costs such as seminars and conferences, travel and entertainment costs have decreased in fiscal 2006 as a result of a strong focus on cost reduction. Legal costs have however risen in the year due to increased litigation and other legal work, especially around the C7 case (refer to note 27 of the annual report for further details), operational separation issues and various project initiatives.
     Other operating expenses increased from A$394 million to A$544 million during fiscal 2006 primarily due to the provision for restructuring of A$105 million raised in this category. Excluding the impact of the provision, our other operating expenses increased by A$45 million. This was largely driven by lower construction activity resulting in higher operations and maintenance activity being expensed.
     Property and IT rental expense decreased by 2.3% to A$559 million during fiscal 2006, mainly due to reduced PC leasing costs driven through a consolidation of server leases, which has enabled us to negotiate contracts at a more competitive rate. The decommissioning of an old IT platform and the consolidation of various vendor contracts have also contributed to the decrease in IT rental costs.
     Our promotion and advertising costs increased by 7.9% to A$356 million during fiscal 2006 mainly due to increased spend during the Commonwealth Games, as well as more marketing activity in the face of increased competition and efforts to stimulate revenue.
     Our impairment and diminution expense has increased from A$190 million in fiscal 2005 to A$329 million in fiscal 2006, mainly attributable to the retirement of a number of IT assets and increased costs associated with the cancellation of partially completed capital projects after a review of project direction as part of our transformation strategy. Also included in fiscal 2006 was a provision relating to business restructure of A$32 million. Our inventory write down expense also rose due to increased write-offs in our construction business, as well as the impact of our active promotion of mobile handsets, causing slow moving stock to be written off more quickly. This increase was partly offset by the decrease in our bad and doubtful debts, which decreased from A$150 million in fiscal 2005 to A$139 million in fiscal 2006. Improved credit management performance has led to lower provision requirements and write-offs, as well as fewer payments to external debt collection agents.
     Net foreign currency conversion costs represents the remaining foreign currency exposure after taking into account our hedging activities. The loss of A$2 million in fiscal 2006 compared with a gain of A$40 million in fiscal 2005 is mainly due to an A-IFRS accounting adjustment relating to the REACH capacity prepayment, which was processed in fiscal 2005.

Share of net (gain)/loss from jointly controlled and associated entities

	Year Ended 30 June
	2006	2005	Change	2006/2005
	(In A $ millions)			(% change)
Share of net (gain)/loss from jointly controlled and associated entities	(5)	94	(99)	(105.3)%
     Our share of net (gain)/loss from jointly controlled and associated entities includes our share of both profits and losses from equity accounted investments.
     In fiscal 2005, we entered into an agreement with our joint venture entity, REACH, which included a commitment to fund half of REACH’s committed capital expenditure for a period until 2022. Under A-IFRS, this transaction was deemed to be part of our investment in REACH and resulted in equity accounted losses being recognised in fiscal 2005. REACH contributed A$102 million in equity accounted losses in fiscal 2005.
     The current year equity accounting gain has arisen after improved performance from our joint venture entity Xantic prior to its sale.
Depreciation and amortisation
     Our depreciation and amortisation expense remains a major component of our cost structure, reflecting our expenditure on capital items.
Depreciation and amortisation

	Year Ended 30 June
	2006	2005	Change	2006/2005
	(In A $ millions)			(% change)
Depreciation	3,183	2,876	307	10.7%
Amortisation	904	653	251	38.4%

Total depreciation and amortization	4,087	3,529	558	15.8%

     Our depreciation and amortisation expense has risen by 15.8% to A$4,087 million in fiscal 2006. During fiscal 2006, we have undertaken a strategic review of the service lives of our assets as part of the transformation strategy. As a result, we have accelerated depreciation and amortisation by A$422 million mainly in relation to adjusting service lives of the CDMA network, our switching systems, certain business and operational support systems and related software.
     Excluding the impact of the accelerated depreciation, our depreciation and amortisation grew by 3.9% to A$3,665 million, mainly attributable to:
•	growth in our communications plant asset base, which is consistent with our level of capital expenditure over recent years; and

•	consolidation of A$16 million of depreciation and amortisation expenses from our newly merged entity, CSLNW, along with the inclusion of a full 12 months of depreciation and amortisation expenses relating to entities acquired in fiscal 2005.
Net finance costs

	Year Ended 30 June
	2006	2005	Change	2006/2005
	(In A $ millions)			(% change)
Finance costs	1,002	963	39	4.0%
Finance income	(66)	(83)	17	(20.5)%

Net finance costs	936	880	56	6.4%

     Our borrowing costs are influenced by:
•	our debt level;

•	interest rates;

•	our debt maturity profile;

•	our interest payment profile; and

•	our level of cash assets (affects net debt).
     In fiscal 2006, our net debt levels increased from A$11,771 million to A$13,057 million. This increase was driven by our cash requirements to fund the payment of the fiscal 2005 final dividend and the fiscal 2006 interim dividend, both of which included a 14c per share ordinary dividend and a 6c per share special dividend. This level of dividend payments is higher than in previous periods and hence, required an increase in our borrowing levels.
     The higher level of net debt has driven an increase in our net finance costs despite the fact that our net cost of debt has declined marginally during the year. The reason for the decline in average cost of debt is that long term bonds which were issued at historically high interest rates are maturing and being refinanced at the current, comparatively lower, interest rates.
Income tax expense

	Year Ended 30 June
	2006	2005	Change	2006/2005
Income Tax Expense	1,380	1,746	(366)	(21.0)%

Effective Tax Rate	30.3%	28.8%	—	1.5%
     In fiscal 2006, our income tax expense decreased by 21.0% to A$1,380 million. The primary driver of the reduction in tax expense is lower profits for the year compared to fiscal 2005.
     In fiscal 2006, the effective tax rate increased to 30.3% compared with the effective tax rate of 28.8% in fiscal 2005. The higher effective tax rate is due to a change in the taxation adjustments for items that have different treatments for accounting and taxation purposes, such as equity accounted FOXTEL losses and the depreciation of certain items of plant and equipment. In addition, the current year tax expense includes an amount for under provision of tax in the prior year that is A$34 million higher than the amount included in fiscal 2005 for under provision in fiscal 2004.
Major subsidiaries — financial summaries
     Below is a summary of the major reporting lines for our three largest subsidiaries: Sensis, TelstraClear and CSLNW. This information is in addition to the product analysis previously provided in the document and is intended to show these businesses as stand alone entities.
Sensis financial summary

	Year Ended 30 June
	2006	2005	Change	2006/2005
	(In A $ millions)			(% change)
Sales revenue	1,826	1,708	118	6.9%
Total income	1,827	1,708	119	7.0%
Total expenses	(917)	(863)	(54)	6.3%
EBITDA	1,001	908	92	10.2%
EBIT	910	845	65	7.7%
CAPEX	100	83	17	20.5%
EBITDA margin	54.8%	53.2%	—	1.6%

Amounts included for Sensis represent the contribution included in Telstra’s consolidated result.
     We are a leading provider of advertising and search services through our advertising business Sensis and its respective subsidiaries. Sensis provides advertising and local search solutions through a print, online, voice, wireless and satellite navigation network.
     The 6.9% increase in sales revenue to A$1,826 million during fiscal 2006 has primarily been driven by advertising and directories revenue as described in the Advertising and Directories product discussion. The growth in this area has been driven by good performance in White Pages and Yellow print and online. The inclusion of acquired entities in fiscal 2006 has also contributed to growth in the current year.

     Operating expenses increased by 6.3% due mainly to the following:
•	Labour expenses grew by A$18 million during fiscal 2006 due to organic growth of the workforce, redundancy costs and a A$10 million write back of a deferred expense provision.

•	Cost of goods sold increased by A$14 million after the inclusion of a full 12 months of results from Universal Publishers acquired mid way through fiscal 2005; and

•	Increased depreciation and amortisation expense by A$27 million after commissioning new software, the inclusion of amortisation for Universal Publishers and Adstream and the revision of certain software service lives as part of our transformation strategy.
     Cost management and growing yields and margins in print and online led to underlying EBITDA growth of 10.2% in fiscal 2006.
CSL New World Mobility Group financial summary
     In February 2001, we acquired a 60% ownership interest in CSL. We paid A$3,085 million, including incidental acquisition costs, to acquire this controlling interest. In June 2002, we acquired the remaining 40% ownership interest in CSL as part of our redemption of a convertible note from PCCW. In March 2006, we merged the CSL entity with New World PCS to form CSLNW. This transaction involved us exchanging a 23.6% share in CSL and receiving a controlling interest in the merged entity of 76.4%.
     CSLNW operates in the highly competitive Hong Kong mobile market and has delivered revenue growth in fiscal 2006 despite a difficult operating environment, characterised by significant market competition and local voice price erosion. CSL and New World PCS have retained their own brandings as they target different market segments. CSL remains Hong Kong’s premium provider of mobile voice and data services while New World PCS targets value conscious customers with a low cost business model. The merged entity provides a much broader customer base for growth.
CSL New World financial summary

	Year Ended 30 June			Year Ended 30 June
	2006	2005	Change	2006	2005	Change
	A$m	A$m	%	HK$m	HK$m	%
Total income	833	735	13.3%	4,831	4,308	12.1%
Total expense	(757)	(648)	16.8%	(4,145)	(3,583)	15.7%
EBITDA	240	217	10.6%	1,390	1,272	9.3%
EBIT	77	87	(11.5)%	686	725	(5.4)%
CAPEX	98	128	(23.4)%	568	755	(24.8)%
EBITDA margin	28.8%	29.5%	(0.7)%	28.8%	29.5%	(0.7)%

Note: Amounts presented in HK$ have been prepared in accordance with A-IFRS.
Amounts presented in A$ represent amounts included in our consolidated result including additional depreciation and amortisation arising from consolidation fair value adjustments.
Amounts include three months of New World PCS in fiscal 2006.
     Total income increased by 12.1% or HK$523 million in fiscal 2006. The majority of the increase resulted from the inclusion of the New World PCS business from March 2006. This resulted in an 8.7% increase in total income year on year. The remaining revenue growth was driven by rising data, international voice, and prepaid revenues offset by a decline in local voice revenues after sustained pressure on prices. Mobile handset revenue also increased after recent handset promotions.

     Total operating expenses increased by 15.7% mainly due to the following:
•	the incorporation of costs after the merger with New World PCS;

•	increased subsidies as part of heightened promotional activity to drive sales; and

•	higher offshore outpayments associated with higher international voice revenues.
     Depreciation and amortisation expense increased as CSLNW is now carrying higher network assets due to the roll out of its 3G network. EBITDA increased by 9.3% or HK$118 million while EBIT decreased by 5.4% or HK$39 million due to the impact of higher depreciation.
     CSLNW continues to enhance its 3G network and promote 3G services through the deployment of pioneering technology and innovative applications. In February 2006, we announced the launch of Hong Kong’s first 3G Mobile TV service enabling customers to enjoy a variety of news and “infotainment” stations.
TelstraClear financial summary
     TelstraClear, the second largest full service carrier in New Zealand, has been operating in its current form since December 2001. In December 2001, we merged our 50% owned joint venture, TelstraSaturn and CLEAR Communications, to form TelstraClear. As part of this transaction, we acquired an additional 8.4% interest in the merged entity and began the consolidation of 58.4% of TelstraClear’s results. In April 2003, we acquired the remaining 41.6% interest in TelstraClear and consolidated 100% of TelstraClear’s results from that date.
TelstraClear financial summary

	Year Ended 30 June			Year Ended 30 June
	2006	2005	Change	2006	2005	Change
	A$m	A$m	%	HK$m	HK$m	%
Total income	620	625	(0.8)%	693	676	2.5%
Total expense	(645)	(648)	(0.5)%	(713)	(695)	2.6%
EBITDA	111	112	(0.9)%	124	122	1.6%
EBIT	(25)	(24)	4.2%	(20)	(19)	5.3%
CAPEX	126	115	9.6%	141	125	12.8%
EBITDA margin	17.8%	18.0%	(0.2)%	17.9%	18.0%	(0.1)%

Note:	Amounts presented in NZ$ represent the New Zealand business excluding intercompany transactions and have been prepared in accordance with A-IFRS.
Amounts presented in A$ represent amounts included in our consolidated result and include the Australian dollar value of adjustments to consolidate TelstraClear into the Group result.
     In fiscal 2006, revenue increased by 2.5% to NZ$693 million for the following reasons:
•	the full year impact of the national HomePlan offering in the consumer segment; and

•	the current year included the first whole year of Sytec Resources Limited and its controlled entities (Sytec) revenue after its acquisition in November 2004.
     These increases were offset by:
•	access and call revenue declines in the wholesale and small to medium enterprise segments due to price erosion caused by competition in the market. This was moderated by growth in our customer bases in those segments; and

•	Internet revenues have declined, particularly in the second half, as reduced pricing plans have impacted yield in the consumer segment.

     Total operating expense increased by 2.6% to NZ$713 million due to the following:
•	an increase in outpayments due to higher revenue; and

•	a small increase in labour expenses driven by the inclusion of a full year of Sytec costs.
     TelstraClear’s acquisition of local ICT service provider, Sytec in November 2004 and its controlled entities was an important step to leverage TelstraClear’s existing service capability and provided growth and opportunities in this segment in fiscal 2006. New Zealand is a strategically important market for our trans-Tasman customers and the combination of TelstraClear and Telstra enables us to provide customers on both sides of the Tasman with seamless communication and IT solutions.
REACH
     REACH is primarily focused on meeting the increasing needs of its shareholders, Telstra and PCCW, as well as third party voice and satellite services. We are the premier provider of international voice and satellite services in Asia via the operation and management of the most diverse high-speed network in the region.
     In February 2001, we sold our global wholesale business, including certain offshore controlled entities, to REACH in exchange for 50% ownership in REACH.
     Since the original transaction, REACH has been operating in a difficult environment. Prices for international voice and data carriage have fallen, but growth in usage has not been sufficient to compensate for the loss in revenue caused by the price reductions. Consequently, we have previously been required to write down our investment, reducing the carrying value to nil. Equity accounting was suspended at that date and remains suspended. As a result, our share of net profits/(losses) in relation to REACH are not booked in the Telstra Group results.
     Fiscal 2006 operational performance of the business continued to track according to plan with a focus on consolidation of a new operating model. Data volumes continue to grow strongly and voice business volumes are stable. REACH has also recently signed a memorandum of understanding (MOU) with a consortium of entities to plan and develop a proposal to build an international undersea cable linking South East Asia with the United States of America. In addition, in October 2005, REACH announced the launch of the first stage of its international IP enabled Next Generation Network.
Cash flow

	Year Ended 30 June
	2006	2005	Change	2006/2005
	(In A$ millions)			(% change)
Receipts from customers	25,229	24,526	703	2.9%
Payments to suppliers/employees	(14,785)	(13,848)	(937)	6.8%

Net cash generated by operations	10,444	10,678	(234)	(2.2)%
Income tax paid	(1,882)	(1,718)	(164)	9.5%

Net cash provided by operating activities(1)	8,562	8,960	(398)	(4.4)%

Net cash used in investing activities(1) (see table below)	(4,012)	(3,766)	(246)	6.5%

Operating cash flow less investing cash flow(1)	4,550	5,194	(644)	(12.4)%

Movements in borrowings/finance leases	493	1,393	(900)	(64.6)%
Employee share loans	24	19	5	26.3%
Dividends paid	(4,970)	(4,124)	(846)	20.5%
Share buy-back	—	(756)	756	—
Finance costs paid	(940)	(879)	(61)	6.9%
Purchase of shares for employee share plans	(6)	—	(6)	—

Net cash used in financing activities(1)	(5,399)	(4,347)	(1,052)	24.2%

Net increase/(decrease) in cash	(849)	847	(1,696)	(200.2)%

(1)	Due to the implementation of A-IFRS, we have revised the presentation of the cash flow summary and our statutory reported statement of cash flows. This has resulted in some reclassifications between our key cash flow totals (net cash provided by operating activities, net cash used in investing activities and net cash used in financing activities). Consequently, the 2005 comparative totals disclosed for these lines have changed from the amounts disclosed as at 30 June 2005. The most significant change is the reclassification of our finance costs paid from operating into financing, and the reclassification of interest received from operating into investing.

Net cash provided by operating activities
     Our primary source of liquidity is cash generated from our operations. Net cash provided by operating activities includes receipts from trade and other receivables, payments to suppliers and employees, income tax paid, and GST received, paid and remitted to the Australian Taxation Office.
     During fiscal 2006, net cash provided by operating activities decreased by 4.4% to A$8,562 million. Higher revenue and lower working capital items were offset by higher expense payments. The key drivers of our increased revenue were our mobiles and broadband products. Our higher expense payments were mainly due to increased labour costs, in particular redundancy payments, our variable operating expenditure items that increase with revenue and our service contracts and agreements expenditure.
     In addition, our cash paid to the Australian Taxation Office was A$164 million higher in fiscal 2006 than in fiscal 2005 due to a low tax instalment rate requiring us to make a larger final tax payment in respect of fiscal 2005. The final payment in respect of fiscal 2005 was made in fiscal 2006.
Net cash used in investing activities
     Net cash used in investing activities represents amounts paid for capital assets and investments, offset by cash receipts from the sale of capital assets and investments, and other cash receipts from our investing activities.
Net cash used in investing activities

	Year Ended 30 June
	2006	2005	Change	2006/2005
	(In A $ millions)			(% change)
Switching	452	338	114	33.7%
Transmission	426	358	68	19.0%
Customer access	800	870	(70)	(8.0)%
Mobile telecommunications networks	1,043	497	546	109.9%
International assets	338	279	59	21.1%
Capitalised software	556	523	33	6.3%
Specialised network functions	237	291	(54)	(18.6)%
Other	340	377	(37)	(9.8)%

Operating capital expenditure	4,192	3,533	659	18.7%
Other intangibles	63	6	57	950.0%

Capital expenditure before investments	4,255	3,539	716	20.2%
Add: investment expenditure	48	590	(542)	(91.9)%

Capital expenditure and investments	4,303	4,129	174	4.2%
Sale of capital equipment, investments and other proceeds	(139)	(244)	105	(43.0)%
Proceeds from other investments	(86)	(76)	(10)	13.2%
Repayment of loans to jointly controlled and associated entities	—	37	(37)	—
Interest received	(66)	(78)	12	(15.4)%
Dividend received	—	(2)	2	—

Net cash used in investing activities	4,012	3,766	246	6.5%

     In fiscal 2006, our expenditure on operating capital, intangibles and investments amounted to A$4,303 million, an increase of 4.2% on the previous fiscal year. This growth was driven by our next generation network transformation program, which is part of our ongoing strategy of transforming the business.
     The increases in our operating capital expenditure were across most capital expenditure categories, with the exception of minor decreases in customer access and specialised network functions. The drivers of our operating capital expenditure for fiscal 2006 were as follows:
•	higher domestic switching as a result of our fixed line transformation program, which involves building a new IP core and the next generation ethernet transmission network. Further expenditure was also incurred to cater for increasing demand for broadband ADSL and specialised wideband services;

•	higher transmission expenditure to support the new NEXT G(TM) wireless network and to provide capacity to support increased broadband demand for digital subscriber line (DSL) technology;

•	lower expenditure on customer access due to the achievement of operational efficiencies and the use of new IP ADSL technology at a lower unit cost;

•	significantly higher expenditure on our mobile networks, primarily due to two items: payments to Hutchison amounting to A$312 million for the purchase of a 50% share of its 3G 2100 network, acquired in fiscal 2005 with payments deferred until fiscal 2006 and fiscal 2007; and costs incurred in relation to the roll out of our NEXT G(TM) wireless network. Most of the expenditure incurred on the NEXT G(TM) wireless network relates to installing and updating our base stations to enable them to carry the new network. During fiscal 2006 we installed 3,500 base stations out of an intended long term program in excess of 5,000 base stations;

•	higher expenditure on international assets, predominantly related to the purchase of additional international transmission capacity to facilitate increased Internet traffic with the United States;

•	marginally higher expenditure on capitalised software as we embark on a three to five year program of transformation projects. In this early stage of the program we have been through a process of rationalising and streamlining our software applications; and

•	lower expenditure on specialised network functions due to the postponement of a number of projects as we undergo a review to ensure that each project is aligned to our transformation initiatives. The expenditure we incurred during the year was mainly in relation to improving the reliability and robustness of the network and on improving the IP telephony network infrastructure platform.
     Our expenditure on investments and other intangibles amounted to A$111 million in fiscal 2006, compared with A$596 million in fiscal 2005. Investment expenditure was significantly higher in fiscal 2005 predominantly due to our acquisitions of KAZ and PSINet.
     In fiscal 2006 our cash payments for investments and intangibles resulted from the following items:
•	A$56 million for the acquisition of the TNS business assets and customer bases from our associated entity Keycorp Limited;

•	A$21 million for the acquisition of a further 25% of the issued share capital of Adstream Australia Limited, to increase our shareholding to 58% making Adstream a controlled entity;

•	A$5 million cash contribution to our joint venture entity FOXTEL; and

•	other minor investments.

In fiscal 2005, our cash payments for investments resulted from the following items:

•	A$340 million for the acquisition of 100% of the issued share capital of KAZ;

•	A$124 million for the acquisition of 100% of the issued share capital of PSINet;

•	A$66 million for the acquisition of 100% of the issued share capital of ESA Holding Pty Ltd and its controlled entity Damovo (Australia) Pty Ltd (now known as Telstra Business Systems), and Damovo HK Limited; and

•	A$46 million for the acquisition of 100% of the issued share capital of Universal Publishers.
     Our proceeds from the sale of capital equipment, sale of investments and other proceeds amounted to A$139 million in fiscal 2006, compared with A$244 million in fiscal 2005.
     Our cash proceeds from asset sales in fiscal 2006 included the following:
•	the sale of our share of Xantic B.V. of A$89 million; and

•	sale of property, plant and equipment amounting to A$50 million.

     Our cash proceeds from asset sales in fiscal 2005 included the following:
•	the sale of our 1.7% shareholding in Intelsat Limited for A$69 million;

•	proceeds from sale of property, plant and equipment of A$68 million; and

•	the sale of our 5.3% shareholding in Infonet Services Corporation for A$65 million.
     During fiscal 2006 and fiscal 2005 we also received cash from other investment transactions. These included:
•	receipt of A$42 million as part of the settlement of the merger transaction with New World PCS in fiscal 2006;

•	receipt of A$18 million from a share buy-back performed by Xantic prior to our disposal of our interest in Xantic in fiscal 2006;

•	receipt of A$16 million from our associated entity Keycorp, due to a return of capital in fiscal 2006; and

•	the redemption of the converting note issued by PCCW with a cash consideration of A$76 million in fiscal 2005.
     Our capital expenditure in fiscal 2007 is expected to be between A$5,400 million and A$5,700 million. This is significantly higher than our traditional expenditure levels which is largely due to transformational expenditure, including further construction of our new NEXT G(TM) wireless network, and upgrading our customer access network by delivering a new fixed line IP core in the 5 major capital cities.
     We also expect to incur future capital expenditure in the following areas:
•	meeting ongoing customer demand for existing products and services, while ensuring service levels are improved;

•	developing new products and services to meet the changing needs of our customers;

•	asset lifecycle management;

•	further development of our broadband and online infrastructure to meet future growth;

•	providing telecommunications services to rural and remote areas; and

•	internal business support infrastructure to ensure continued productivity improvements, operational efficiencies and customer relationship process improvements.
     We believe our cash flow from operating activities and available borrowings will be sufficient to meet our anticipated capital expenditure and investment requirements.
Net cash used in financing activities
     Our net cash used in financing activities increased in fiscal 2006 by 24.2%.
     A significant portion of our net financing cash outflows related to the payment of dividends and, in fiscal 2005, a share buy-back. The amount paid to shareholders in fiscal 2006 was largely consistent with the combined amount paid by way of dividends and the share buy-back in fiscal 2005. In fiscal 2006, shareholders received the payment of two special dividends of A$0.06 each per share, amounting to A$1,492 million, one was the final dividend for fiscal 2005 and the other was the interim dividend for fiscal 2006.
     We also receive and repay significant amounts in relation to our borrowings to fund our working capital requirements and other business needs.
     The net increase in cash used in financing activities is due to higher dividends and a share buy-back in fiscal 2005, partially offset by a higher net level of proceeds from our debt issuances in fiscal 2005. Our net proceeds from debt were high during fiscal 2005 due to the refinancing of debt which matured during the year and our need to increase our level of liquidity to fund working capital.

     During the year, we received A$8,641 million in borrowed funds and repaid A$8,141 million. In fiscal 2005, we received A$7,416 million in borrowed funds and repaid A$6,007 million. This resulted in a net increase in cash of A$1,909 million over the two-year period, which assisted in funding the outflows from the payment of dividends and finance costs.
Balance Sheet

	As at 30 June
	2006	2005	Change	2006/2005
	(In A$ millions)			(% change)
Current assets
Cash and cash equivalents	689	1,548	(859)	(55.5)%
Other current assets	4,190	4,034	156	3.9%

Total current assets	4,879	5,582	(703)	(12.6)%

Non current assets
Property, plant and equipment	23,622	22,891	731	3.2%
Intangibles — goodwill	2,073	2,037	36	1.8%
Intangibles — other	4,050	4,292	(242)	(5.6)%
Other non current assets	1,551	409	1,142	279.2%

Total non current assets	31,296	29,629	1,667	5.6%

Total assets	36,175	35,211	964	2.7%

Current liabilities
Borrowings	1,969	1,507	462	30.7%
Other current liabilities	5,917	4,905	1,012	20.6%

Total current liabilities	7,886	6,412	1,474	23.0%

Non current liabilities
Borrowings	11,409	10,941	468	4.3%
Other non current liabilities	4,048	4,200	(152)	(3.6)%

Total non current liabilities	15,457	15,141	316	2.1%

Total liabilities	23,343	21,553	1,790	8.3%

Net assets	12,832	13,658	(826)	(6.0)%

Equity
Telstra Entity	12,586	13,656	(1,070)	(7.8)%
Minority interests	246	2	244	—

Total equity	12,832	13,658	(826)	(6.0)%

     We continue to maintain a strong financial position with net assets of A$12,832 million as at 30 June 2006 and A$13,658 million as at 30 June 2005. The decrease in net assets in fiscal 2006 of A$826 million was due to an increase in total liabilities of A$1,790 million, offset by higher total assets of A$964 million.
     The movement in total assets of A$964 million was primarily due to:
•	cash assets decreased by A$859 million partially due to the proceeds on our EUR1 billion bond issue being received just prior to 30 June 2005, which was subsequently invested in the short term money market. The current level of cash is more reflective of our normal cash holdings;

•	our property, plant and equipment increased by A$731 million, largely due to high capital expenditure on our network and our new fixed line IP core driven by our next generation network transformation projects;

•	other intangibles decreased by A$242 million, due mainly to the amortisation of our software assets exceeding expenditure on new software during the year as we rationalised and streamlined many of our software applications as part of our business transformation; and

•	other non current assets increased by A$1,142 million mainly due to an increase in the actuarially determined value of our defined benefit pension asset.
     The movement in total liabilities of A$1,790 million was primarily due to:

•	total borrowings, current and non-current, increased by A$930 million. This increase reflected our need to increase our level of liquidity to fund our working capital and business requirements, along with two special dividend payments made during the fiscal year;

•	other current liabilities increased by A$1,012 million primarily due to an increase in our trade creditors and accruals, reflecting the large amount of activity, in particular construction activity, undertaken close to the end of the fiscal year. In addition, current and non-current liabilities include a provision for restructuring and redundancy expenses planned to be incurred as part of our transformation of the business mainly over the next two years; and

•	other non-current liabilities decreased by A$152 million primarily due to a change in our cross currency swap position in line with currency movements and our hedging requirements.
Liquidity and capital resources
   Capitalisation

	As at 30 June 2006
	A$ million	US$ million(1)
Cash and cash equivalents	689	511

Short term debt(2)(3)
Bank loans	111	82
Bills of exchange and commercial paper	1,457	1,082
Other loans	394	293
Finance leases	7	5
Derivative financial instruments (net)(4)	(9)	(7)

Short term debt	1,960	1,455

Long term debt(3)
Telstra bonds	2,613	1,939
Other loans (unsecured)	8,748	6,494
Finance leases	48	36
Derivative financial instruments (net)(4)	377	280

Total long term debt	11,786	8,749

Equity
Share capital	5,569	4,134
Reserves	(160)	(119)
Retained profits(5)	7,177	5,327
Minority interests	246	183

Total equity	12,832	9,525

Total capitalisation(6)	26,578	19,729

(1)	Translated at the noon buying rate on 30 June 2006 of A$1.00 = US$0.7423.

(2)	Includes the current portion of long term debt.

(3)	No borrowings are guaranteed by third parties. All of our significant borrowings were unsecured, except for finance leases which are secured, as the rights to the leased assets revert to the lessor in the event of default.

(4)	The presentation of our short term and long term debt is consistent with note 18 to our consolidated financial statements, except for derivative financial instruments which are separately disclosed in note 16 and note 20 respectively.

(5)	On 10 August 2006, we declared a fully franked final dividend of A$1,739 million, payable on 22 September 2006. This dividend was not deducted from retained profits as at 30 June 2006 and was disclosed as a post balance date event, refer to note 34 to our consolidated financial statements for further detail.

(6)	Total capitalisation consists of short term debt, long term debt and equity, including minority interests.
     Cash and cash equivalents as at 30 June 2006 was A$689 million compared with A$1,548 million as at 30 June 2005. Cash and cash equivalents are predominantly held in Australian dollars. As at 30 June 2006, our total debt (including derivative financial instruments) was A$13,746 million compared with A$13,319 million as at 30 June 2005. After deducting cash and cash equivalents, net debt as at 30 June 2006 was A$13,057 million compared with A$11,771 million as at 30 June 2005. In fiscal 2006, the net debt position increased largely due to higher debt holdings to fund our working capital requirements. We believe our balance sheet continues to have strong capital settings.
     The majority of our total debt consisted of foreign currency denominated borrowings sourced from a variety of foreign currency markets. These borrowings are generally swapped into Australian dollars at draw down through to maturity to generate Australian dollar obligations. Our current borrowings (including derivative financial instruments) that mature in less than 12 months amount to A$1,960 million maturing within the fiscal 2007 year, representing approximately 14.3% of our total debt.
     As at 30 June 2006, we had access to A$625 million, HK$51 million and US$200 million of committed standby bank lines. These comprise bilateral arrangements of approximately one year duration with ten major banks that fall due for renewal at various times throughout the year.
     We have four commercial paper programs with a total nominal borrowing capacity of A$2 billion, US$4 billion, EUR4 billion and NZ$0.5 billion (the New Zealand dollar facility is technically unlimited, but we estimate a practical limit of around NZ$0.5 billion based on the efficient capacity of the New Zealand market). In each case, we issue commercial paper through dealers on a quotation (non underwritten) basis. Our commercial paper facilities are not committed and do not provide guaranteed access to funds. As at 30 June 2006, we had borrowed A$1,123 million under our Australian dollar facility and NZ$406 million under our New Zealand dollar facility. We had no borrowings under our United States dollar and Euro commercial paper facilities at year end. Generally, our facilities are operational unless we default on any terms applicable under the relevant agreements or we become insolvent.
     A key objective with our short term facilities is to provide ready and efficient access to substantial borrowings capacity in order to ensure that we can comfortably meet any reasonable unforeseen demands for funding. We have established commercial paper programs as outlined above that provide diverse and reliable sources of funding. The maturity of our total debt portfolio is generally structured in consideration of expected cash flows from business investments and activities.
     Our current liabilities are typically in excess of our current assets, as is common with most incumbent telecommunications companies. We had negative working capital of A$3,007 million as at 30 June 2006 compared with A$830 million as at 30 June 2005. We define our working capital as the difference between current assets and current liabilities. We believe that our negative working capital position does not create a liquidity risk because we can delay the timing of discretionary capital expenditure should cash inflows from our diverse customer base diminish at any point in time. In addition, our commercial paper programs and standby bank lines provide us with readily available sources of liquidity at short notice when the need arises. As a result, these contributing factors and our existing working capital enables us to meet our present and future expenditure obligations, including the potential realisation of any contingencies, as required.
     In fiscal 2006, the increase in our negative working capital position to A$3,007 million was mainly due to a decrease in our cash and cash equivalents, together with an increase in our trade and other payables. The decrease in cash and cash equivalents was mainly due to a higher cash position at 30 June 2005 after the receipt of a substantial Euro borrowing late in June 2005, which generated a one off large cash surplus. This borrowing just prior to year end was not repeated in fiscal 2006. The increase in trade and other payables reflects additional accrued expenditure associated with the roll out of the NEXT G(TM) wireless network.
     In fiscal 2006, net cash provided by operating activities amounted to A$8,562 million compared with A$8,960 million in fiscal 2005. Operational cash flows continue to be our primary source of liquidity and generate funding for capital expenditure, investment acquisitions and dividend payments to our shareholders. Our operating cash flows continue to remain strong and relatively consistent each month. The major spikes in cash flows across our business arise from significant receipts such as asset and investment sales, and from significant outgoings such as the acquisition of large assets and investments, dividend payments and tax instalments. In general, we use our cash generated and other liquid assets, as well as our short term debt, to cover our major outgoings. Refer to “Operating and Financial Review and Prospects — Cash flow” for further discussion.
     The majority of our funding is generated by the operations of Telstra Corporation Limited, the parent entity in the group. As a result, we are not reliant on dividends from controlled entities for our liquidity needs. We are not aware of any restrictions on the payment of dividends apart from those specified in the Corporations Act 2001, common law requirements or through local jurisdictional obligations.
     During fiscal 2006, we undertook several new long term private placement borrowings that included:

•	a JPY5 billion loan that will mature in September 2013;

•	JPY1 billion, JPY4 billion and JPY3 billion note that will mature in November 2012, November 2015 and June 2016 respectively; and

•	a USD$20 million and USD$150 million note that will mature in December 2011 and December 2015 respectively.
     During fiscal 2005, we undertook several new long term borrowings that included:
•	a EUR500 million ten year bond that will mature in July 2014;

•	two A$500 million domestic bonds of eight and ten years duration that will mature in November 2013 and April 2015 respectively;

•	two NZD$100 million bonds of seven and ten years that will mature in November 2011 and November 2014 respectively;

•	a CHF300 million eight year bond that will mature in April 2013; and

•	a EUR1,000 million bond, comprising a EUR500 million tranche that will mature in June 2010 and a further EUR500 million tranche that will mature in July 2015.
     In future reporting periods, we believe capital expenditure will continue to be financed largely from our cash flow from operations. Maturing long term debt of A$401 million in fiscal 2007 is expected to be principally re-financed by new debt. While borrowings will increase in fiscal 2007 to fund our working capital requirements, including dividend payments, we continue to be confident of remaining within our financial parameters.
     Our borrowings profile is managed centrally by our treasury department, which is part of our Finance and Administration business unit. For additional information regarding our borrowings profile, refer to note 18 to our consolidated financial statements.
     Our activities result in exposure to a number of financial risks including market risk (interest rate risk, foreign currency risk and other price risk), credit risk, operational risk and liquidity risk. Our overall risk management program seeks to mitigate these risks and reduce overall volatility on our financial performance. We enter into derivative transactions in accordance with Board approved policies to manage our exposure to market risks and volatility of financial outcomes that arise as part of our normal business operations. These derivative instruments create an obligation or right that effectively transfers one or more of the risks associated with an underlying financial instrument, asset or obligation.
     We maintain a portfolio of derivative contracts to manage risks that arise from our business. The derivatives are principally forward foreign currency contracts, interest rate swaps and cross currency swaps. Under A-IFRS, these instruments are consolidated on our balance sheet. As at 30 June 2006, our net derivative financial instruments resulted in a net liability of A$368 million recorded in our consolidated financial statements.
     Our derivative instruments are managed centrally by our treasury department, which is part of our Finance and Administration business unit. For additional information regarding the nature, business purposes and importance of our derivative instruments, see “Quantitative and qualitative disclosures about market risk” and note 35 to our consolidated financial statements.
     Our credit ratings by the three major rating agencies are currently:

	Long Term	Short Term	Outlook
Standard and Poors	A	A1	negative
Moody’s	A2	P1	negative
Fitch	A+	F1	negative
     During fiscal 2006, Standard and Poors, and Moody’s Investors Service both adjusted their long term ratings down by one grade to reflect the decline in PSTN revenues, the uncertain regulatory outlook and the repositioning of target key financial parameters during the financial year (detailed below). All three rating agencies have Telstra on a negative outlook. Ratings are not a recommendation to purchase, hold or sell securities, and may be changed, superseded or withdrawn at any time.

     We continually review our capital structure and associated financial flexibility in light of our environment, overall operating conditions and future outlook. Factors considered include:
•	the strength of our operating cash flows;

•	requirements for capital expenditure and investments;

•	access to funding from the capital markets;

•	our gearing and associated credit rating; and

•	the regulatory environment and its potential impact.
     The Board has approved a set of target levels for selected key financial parameters, which indicate comfort zones that we consider consistent with the financial flexibility required in light of our overall business and objectives. These parameters are continually reviewed and subject to change at any point. The parameters were last changed at our strategic review announcement on 15 November 2005 and are detailed below:
•	debt servicing of 1.7 to 2.1 times, representing our net debt divided by earnings before interest, income tax expense, depreciation and amortisation (EBITDA);

•	net debt gearing of 55.0% to 75.0%, representing net debt divided by total capitalisation (net debt plus equity); and

•	interest cover of greater than 7 times, representing EBITDA divided by net finance costs.
     Under our previous capital management policy, the Board intended to return an additional A$1,500 million to shareholders for three consecutive fiscal years ending fiscal 2007 through special dividends and share buy-backs, subject to us maintaining our target financial parameters. In November 2005 as part of our company wide strategic review, we decided not to proceed with the A$1,500 million capital return in the third year of the program. We are now directing those funds to our transformation program.
     During the two-year period, we returned the following additional capital returns to our shareholders, in addition to our ongoing ordinary dividends:
•	during fiscal 2006, we paid a special dividend of A$0.06 per share (A$746 million) in March 2006 with our interim dividend for fiscal 2006;

•	during fiscal 2006, we paid a special dividend of A$0.06 per share (A$746 million) in October 2005 with our final dividend for fiscal 2005;

•	during fiscal 2005, we paid a special dividend of A$0.06 per share (A$746 million) in April 2005 with our interim dividend for fiscal 2005; and

•	during fiscal 2005, we completed an off-market share buy-back of 185,284,669 ordinary shares in November 2004. The cost of the share buy-back comprised purchase consideration of A$750 million and associated transaction costs of A$6 million.
     It is the current intention of the Board to declare ordinary dividends of A$0.28 per share for fiscal 2007. This assumes that we continue to be successful in implementing our transformation strategy and there are no further material adverse regulatory outcomes during fiscal 2007. The Board will make their final decision on the future amount of dividends in its normal cycle having regard to our earnings and cash flow as well as future regulatory impacts and all other factors that affect our operations.

Contractual obligations and commercial commitments
     In the ordinary course of business we enter into agreements for the supply of products and services to support our business needs. While the liability under these agreements only arises on supply, we have a commitment to acquire the particular products and services under the relevant agreements. In addition, we are obligated to meet our long term debt requirements.
Contractual obligations and commercial commitments as at 30 June 2006

	Amount of Expiration per Period
	Total		Within	Within	Within	Within
	Amounts	Within	1-2	2-3	3-4	4-5	After
	Committed	1 Year	Years	Years	Years	Years	5 Years
	(In A$ millions)
Expenditure commitments:(1)
Property, plant and equipment expenditure	776	665	62	32	9	6	2
Intangible commitments	305	159	130	16	—	—	—
Non-cancellable operating leases(2)	1,530	424	290	201	139	118	358
Finance leases	55	7	7	7	4	2	28
FOXTEL commitments(3)	1,677	144	113	93	95	92	1,140
Other expenditure commitments	704	337	123	83	120	19	22

Total contractual obligations and commercial commitments	5,047	1,736	725	432	367	237	1,550

Long term debt obligations:(4)
Long term debt obligations	11,791	394	1,373	581	1,315	2,642	5,486
Unamortised discount	(36)	—	—	(2)	(2)	—	(32)

	11,755	394	1,373	579	1,313	2,642	5,454

Total contractual obligations and commercial commitments (including long term debt obligations)	16,802	2,130	2,098	1,011	1,680	2,879	7,004

(1)	The presentation of our commitments is consistent with note 26 to our consolidated financial statements.

(2)	In addition to our non-cancellable leases, we have commitments under cancellable operating leases amounting to A$356 million.

(3)	On 31 July 2006, FOXTEL entered into a new A$600 million syndicated secured term loan facility to fund the refinancing of previous loan facilities. Refer to “Operating and Financial Review and Prospects — Related party transactions — FOXTEL” for further details. As a result, we no longer have a share of FOXTEL’s commitments relating to digital set top box units, which reduced our share of the commitments by A$141 million.

(4)	Our long term debt obligations include the current portion of long term debt, however it excludes our derivative financial instruments and our finance leases. Our finance lease commitments are included separately in the above table. Additional details regarding the split of our long term debt obligations is provided in note 18 to our consolidated financial statements. Refer to “Liquidity and capital resources” for further discussion regarding our debt obligations.
     Our property, plant and equipment expenditure commitments mainly relate to committed expenditure to build and improve our networks, enhance our network software and meet our future hardware requirements. Our commitments for intangibles mainly relate to committed expenditure for future business software requirements and license obligations. Our commitments include expenditure relating to our transformation program.
     Our operating lease commitments primarily relate to lease agreements we have entered into for the following:
•	rental of land and buildings, over an average term of seven years;

•	rental of motor vehicles, caravan huts, trailers and mechanical aids over an average term of between two and twelve years, depending on the type of vehicle; and

•	rental of personal computers and related equipment over an average term of three years.
     Our finance lease commitments mainly relate to capitalised property leases and leases for IT equipment to support our client requirements for managed service solutions. In addition to our finance lease commitments, we have previously entered into US finance leases with several entities incorporated in the Cayman Islands relating to communications exchange equipment. We have provided guarantees over the performance of these entities under defeasance arrangements, whereby lease payments are made on our behalf by the entities over the remaining term of the finance leases. Refer to note 26 and note 27 to our consolidated financial statements for further details.
     The FOXTEL commitments primarily relate to our 50% share of the FOXTEL partnership’s commitment to acquire subscription television programming that is subject to minimum subscriber guarantee levels. The minimum subscriber payments fluctuate in accordance with price escalation/reduction formulae contained in the agreements, as well as foreign currency movements. In addition, FOXTEL has other commitments for satellite transponder costs and digital set top box units. Due to the joint and several nature of the FOXTEL partnership agreements, we are also contingently liable to the extent of our FOXTEL partners’ share of certain commitments should FOXTEL and/or the other FOXTEL partners default on their payment obligations under these agreements.
     Our other expenditure commitments of A$704 million relate to various commitments for engineering and operational support services, information technology services and building maintenance. In particular, these commitments include the following items:
•	commitments relating to service contracts for general maintenance and support of our hardware and software;

•	commitments relating to the purchase of wavelengths to enhance our international operational capabilities, amounting to A$70 million;

•	commitments to provide our call centre partners with a minimum number of calls during the duration of our contracts with these partners, amounting to A$133 million; and

•	commitments for future sponsorship and advertising expenditure in our marketing area, amounting to A$44 million.
Off balance sheet arrangements
     As at 30 June 2006, we had provided indemnities, performance guarantees, financial support and other arrangements to various entities. Our off balance sheet arrangements include:
•	arrangements with our joint venture entities such as REACH, FOXTEL and the 3GIS Partnership; and

•	guarantees over the performance of third parties incorporated in the Cayman Islands under defeasance arrangements, whereby finance lease payments for communications exchange equipment are made on our behalf by the third parties.
     The features and counterparties involved in our indemnities, performance guarantees, financial support and other arrangements are detailed in note 27 to our consolidated financial statements. We do not have any other significant off balance sheet arrangements, other than those disclosed in note 27 to our consolidated financial statements.
Related party transactions
     The following discussion summarises our significant transactions with related parties, other than our controlled entities and key management personnel. For discussion on our related party transactions with controlled entities and key management personnel, refer to note 33 to our consolidated financial statements.
   REACH
     In fiscal 2001, we formed REACH, a 50/50 joint venture with PCCW Limited (PCCW), which merged our respective international infrastructure assets. REACH is a major carrier of international voice traffic. It provides outsourcing services in support of Telstra’s and PCCW’s international voice and data services. In addition, it also provides third party voice and satellite services to customers other than PCCW and us. Upon the formation of REACH, we agreed with PCCW to enter into contractual arrangements with the jointly controlled entity for the provision of voice, data and Internet connectivity services. We use these services primarily in connection with our retail international telecommunications business.
     Our purchases from REACH were A$198 million in fiscal 2006 compared with A$226 million in fiscal 2005. These amounts were mainly for both the purchase of, and entitlement to, capacity and connectivity services. The purchases were made in line with market prices. We also made sales to REACH for international inbound call termination services, construction and consultancy of

A$61 million in fiscal 2006 and A$71 million in fiscal 2005. These transactions are in the ordinary course of business and are on normal commercial terms and conditions.
     During fiscal 2005, REACH made several improvements to its operating model including the decision that its data capacity would be consumed entirely by its shareholders. PCCW and Telstra continue to experience significant traffic growth in recent years, which will see both companies utilising virtually all of REACH’s capacity. REACH continues to provide its third party voice and satellite services to consumers other than PCCW and us.
     As part of these improvements, REACH allocated its international cable capacity between PCCW and us, via an indefeasible right of use (IRU) agreement. As consideration for the IRU, we discharged our rights under a previous capacity prepayment arrangement and the accrued interest on the prepayment. As a result, the total consideration amounted to A$205 million (US$157 million). For the Telstra Group, the IRU is deemed to be an extension of our investment in REACH resulting in the IRU having a carrying value of A$nil in the consolidated financial statements reflecting the recognition of equity accounted losses in REACH. Over the period of the IRU, we pay REACH an outsourcing fee for managing our cable usage on a cost plus mark up basis.
     As part of the acquisition of the IRU, we agreed to fund half of the committed capital expenditure that REACH is contractually obliged to pay to its capacity providers until fiscal 2022. We have recognised a provision in our balance sheet of A$52 million in fiscal 2006 and A$90 million in fiscal 2005. In fiscal 2006, the decrease in the provision was due to amounts drawn down by REACH for expenditure and the unwinding of the discount rate arising from the passage of time. PCCW has committed to fund the other half of REACH’s capital expenditure. In the event that PCCW fails to make the payments under their commitment, we have no obligation to fund PCCW’s share of the commitment.
     Together with PCCW, we previously bought out a loan facility owed to a banking syndicate by REACH and its controlled entity, Reach Finance Ltd. Our share of the acquisition cost was US$155.5 million, which was recognised as a receivable at the date of the transaction. We provide for the non recoverability of this receivable as we do not consider that REACH is in a position to repay the loan in the medium term. Due to the restructuring of our arrangements with REACH in fiscal 2005, the terms of the maturity were altered such that the facility is now an interest free loan and repayable on or after 31 December 2010 upon the giving of 6 months notice by both PCCW and us.
     In addition, we previously agreed with PCCW to provide a US$50 million revolving working capital facility to REACH to assist it in meeting their ongoing operational requirements. Our share of this facility is US$25 million. Draw downs under this facility must be repaid at the end of each interest period and fully repaid by 31 December 2007. As at 30 June 2006, REACH had not made any draw down under this facility. We have no joint or several liability relating to PCCW’s US$25 million share of the working capital facility.
     The revised loan facilities and working capital arrangements in fiscal 2005 provided REACH with greater flexibility and a more viable capital structure. It also certified our ongoing ownership of this core infrastructure, ensuring that we have the continued capacity to meet our international carriage service requirements.
   FOXTEL
     Our 50% owned pay television joint venture FOXTEL uses capacity on our HFC cable network. As part of the arrangements with our joint venture partners, News Corporation Limited, and Publishing and Broadcasting Limited, we are the exclusive long term supplier of cable distribution services for FOXTEL’s subscription television services in our cabled areas. We also receive a share of FOXTEL’s cable subscription television revenues. Further details about our arrangements with FOXTEL are included in the “Information on the Company — Subscription television”.
     We have entered into arrangements with FOXTEL, whereby we are able to bundle and resell FOXTEL services to our customers, including pay television content, as part of our ongoing product bundling initiatives. Our purchases from FOXTEL of pay television services were A$250 million in fiscal 2006 compared with A$218 million in fiscal 2005. The increase in fiscal 2006 was primarily driven by growth in bundled FOXTEL subscribers. The purchases enabled us to resell FOXTEL services to our customers and facilitate product bundling initiatives. In fiscal 2006, we generated HFC cable related revenue from FOXTEL of A$84 million compared with A$65 million in fiscal 2005, which includes revenue for carriage services, cable installations and service calls. The increase in fiscal 2006 was mainly due to additional promotional activity which increased services in operation and a scheduled FOXTEL contract rate increase. These transactions are in the ordinary course of business and are on normal commercial terms and conditions.

     FOXTEL has other commitments amounting to A$3,354 million as at 30 June 2006 of which we have a 50% share amounting to A$1,677 million. The majority of these commitments relate to minimum subscriber guarantees for pay television programming agreements, as well as the partnership commitments for satellite transponder costs and digital set top box units. Due to the joint and several nature of the FOXTEL partnership agreements, we are also contingently liable to the extent of our FOXTEL partners’ share of the commitments for minimum subscriber guarantees and satellite transponder costs should FOXTEL and/or the other FOXTEL partners default on their payment obligations under these agreements. Our contingent liability as at 30 June 2006 amounted to A$1,531 million. During the two-year period, FOXTEL has continued to meet its obligations under these arrangements and as a result, we have not paid any significant amounts to meet the minimum subscriber guarantees and other FOXTEL commitments. Refer to “Operating and Financial Review and Prospects — Contractual obligations” and “Operating and Financial Review and Prospects — commercial commitments” and note 26 and note 27 to our consolidated financial statements for further information.
     Previously, FOXTEL entered into a A$550 million bank facility arrangement to fund its full digital conversion and launch of new digital services. As part of this arrangement, we and FOXTEL’s other ultimate shareholders entered into an Equity Contribution Deed (ECD) whereby FOXTEL is required to call on a maximum of A$200 million in equity contributions in certain specified circumstances, as necessary, to avoid default of a financial covenant. These equity contributions are based on ownership interests and as a result, our maximum contingent liability is A$100 million. We have no joint and several liability relating to our partners’ obligations under the ECD.
     On 31 July 2006, FOXTEL entered into a new A$600 million syndicated secured term loan facility to fund the refinancing of previous loan facilities (including the A$550 million syndicated facility previously detailed), and to enable it to meet future cash flow and expenditure requirements.
     The ECD entered into by us and FOXTEL’s other ultimate shareholders has been terminated. Under this new arrangement, recourse to our controlled entity Telstra Media Pty Ltd, as a FOXTEL partner, is limited to the assets of the FOXTEL Partnerships.
   3GIS Partnership
     During fiscal 2005, we established a joint venture partnership with Hutchison 3G Australia Pty Ltd (H3GA), a subsidiary of Hutchison Telecommunications (Australia) Limited, to jointly own and operate H3GA’s existing 3G radio access network (RAN) and fund network development. The H3GA RAN is the core asset of the joint venture, known as the 3GIS partnership. In return for 50% ownership of the asset, we paid H3GA A$450 million in instalments over two years ending 3 July 2006. We paid A$312 million in fiscal 2006 and A$22 million in fiscal 2005 for the acquisition of these assets. The balance outstanding as at 30 June 2006 was settled on 3 July 2006 and is reflected in our trade and other payables at 30 June 2006.
     During the two-year period, we provided interest free funding to 3GIS for operational expenditure purposes. As a result, we have recognised our share of the loan outstanding by the 3GIS partnership amounting to A$14 million as at 30 June 2006 and A$32 million as at 30 June 2005. The loan is classified as a non current receivable in our consolidated financial statements.
Research and development
     Our research and development activities cover diverse areas of our business and focus on developing:
•	new competitive products for our customers;

•	product innovation and differentiation;

•	service quality improvements; and

•	long term strategic positioning.
     Our research and development expenditure includes amounts expensed in the income statement and amounts capitalised in software developed for internal use and property, plant and equipment. Items include:
•	research and development carried out directly by us in our research laboratories;

•	research and development expenditure contracted out by us, for which the resultant intellectual property is owned by the contractor;

•	research and development expenditure incurred in the development of certain software; and

•	support and other research and development expenditures.
     For the purposes of this Form 20-F, we estimate the amount of research and development expenditure incurred over the past year. The amount of the actual expenditure is not determined until we complete our research and development assessment process in the following April of each fiscal year. For fiscal 2005, we estimated expenditure of A$148 million, which later was determined to be A$157 million. For fiscal 2006, we estimate that we have spent A$146 million. We have included A$23 million in fiscal 2006 and A$29 million in fiscal 2005 of this total amount spent in the income statement as research and development expenses.
     In future years, we expect our research and development to include expenditure on the following key activities:
•	broadband access provision (both fixed and mobile);

•	convergence of mobile and online services;

•	IP networks; and

•	network and service management
Segment information
   Business segments
     Our business is organised and managed by business unit, as described under “Information on the Company — Organisational structure”. This internal structure provides the initial basis for determining our business segments. Our business segments are predominantly distinguishable by the different type of customers we deliver our key products and services to.
     The main adjustments from our internal management reporting structure to our reported business segments are in relation to certain offshore operations. For internal management reporting purposes, our TelstraClear group (TelstraClear) is included with Telstra Enterprise and Government, CSLNW is a business unit in its own right, and the International Head Office group is included with Strategic Marketing. For segment reporting purposes, these offshore operations are reported as part of a segment that we have called Telstra International.
     Our reportable business segments as at 30 June 2006 were:
•	Telstra Consumer Marketing and Channels;

•	Telstra Business;

•	Telstra Enterprise and Government;

•	Telstra Wholesale;

•	Sensis;

•	Telstra International; and

•	Telstra Operations.
     In addition, various business units that do not qualify as business segments in their own right have been aggregated into an “Other” category for segment reporting purposes. The ’Other’ category consists of Telstra Country Wide(R), Telstra BigPond(R), Telstra Media and the Strategic Marketing business units, as well as our corporate areas. Please refer to note 5 to our consolidated financial statements for details of the major products and services provided by each of our business segments.
     During fiscal 2006, we have restructured our business segments as follows:

•	we created a new business segment named Telstra Business. The Telstra Business group was drawn from the Telstra Consumer Marketing and Channels (formerly known as Telstra Consumer and Marketing), Telstra Country Wide(R) and the Telstra Enterprise and Government (formerly known as Telstra Business and Government) business segment;

•	we created a new business segment named Telstra Operations. This group combined Telstra Services (formerly known as Infrastructure Services), Telstra Technology, Innovation and Products, and Operations Support which moved from being reported within our corporate areas; and

•	we created a new business unit named Strategic Marketing. This group was drawn from various business units across Telstra comprising mainly Telstra Consumer Marketing and Channels. This business unit forms part of the Other category.
     In addition, we restructured our existing business unit, Telstra Country Wide(R) during fiscal 2006. In prior years, our segment policy was to recognise the results of our consumer, small business, enterprise and some government customers residing outside the mainland state capital cities, in outer metropolitan areas, and in Tasmania and Northern Territory in the Telstra Country Wide(R) business segment. In fiscal 2006, the results of Telstra Country Wide(R) were allocated to the Telstra Consumer Marketing and Channels, Telstra Business and Telstra Enterprise and Government business units depending on the type of customer served.
   Analysis of segment results
     We have discussed the segment results of each reportable segment separately over the two-year period. A detailed discussion and analysis of the changes in revenue for each of our major product groups and principal operating expense categories is provided in “Operating revenue” and “Operating expenses” respectively.
     The following table provides a summary of our revenue and EBIT for each of our business segments. For additional detailed financial information on our business segment results, including intersegment revenues, see note 5 to our consolidated financial statements.
     During fiscal 2006, we changed our segment accounting policy on interconnection revenue. In previous financial years, our segment accounting policy was to recognise revenue relating to interconnection entirely in our Telstra Wholesale business segment. In fiscal 2006, some parts of the revenue earned from interconnection were allocated to the Telstra Consumer Marketing and Channels, Telstra Business and Telstra Enterprise and Government business segments to match the revenue recognised with the associated expense. As a result, revenue in Telstra Wholesale decreased by A$633 million and revenue increased in Telstra Consumer Marketing and Channels by A$500 million, Telstra Business by A$52 million and Telstra Enterprise and Government by A$81 million in fiscal 2005 to reflect this change in policy.
     We have restated all our comparative information to reflect the current reporting position as if all our new business segments and segment accounting policies existed in the prior year.
     For segment reporting purposes, we have reallocated certain items between the respective business segments pursuant to the definitions of segment revenues and segment expenses contained in the applicable accounting standard, where a reasonable allocation basis exists. Where no reasonable allocation basis exists, we have not reallocated individual items to alternative segments as outlined below. For segment reporting purposes, these items are reported within the same business segment as for internal management reporting.
     Currently, sales revenue associated with mobile handsets for Telstra Consumer Marketing and Channels, Telstra Business and Telstra Enterprise and Government are allocated totally to the Telstra Consumer Marketing and Channels segment, with the exception of some products sold in relation to small to medium enterprises which are allocated to Telstra Business. Ongoing prepaid and postpaid mobile revenues derived from our mobile usage is recorded in Telstra Consumer Marketing and Channels, Telstra Business and Telstra Enterprise and Government depending on the type of customer serviced. In addition, the majority of goods and services purchased associated with our mobile revenues are allocated to the Telstra Consumer Marketing and Channels segment. These allocations reflect management’s accountability framework and internal reporting system and accordingly no reasonable basis for reallocation to the respective business segments exist.
     In addition, revenue derived from our BigPond(R) Internet products is recorded in the customer facing business units of Telstra Consumer Marketing and Channels, Telstra Enterprise and Government and Telstra Business. Certain distribution costs in relation to these products are also recognised in these business segments. Telstra Operations recognises expenses in relation to the installation and running of the HFC cable network. In accordance with our application of the definition of business segment per the applicable accounting standard, we have not reallocated these items to the Telstra BigPond(R) business segment.
   Segment summary results

	Year Ended 30 June
	2006	2005	2006/2005
	(In A$ millions)		(% change)
Revenue from external customers
Telstra Consumer Marketing and Channels	8,897	8,931	(0.4)
Telstra Business	3,053	3,099	(1.5)
Telstra Enterprise and Government	4,607	4,570	0.8
Telstra Wholesale	2,607	2,267	15.0
Sensis	1,826	1,708	6.9
Telstra International	1,450	1,360	6.6
Telstra Operations	226	161	40.4
Other(1)	106	85	24.7

Total revenue	22,772	22,181	2.7

Earnings/(loss) before interest and income tax expense (EBIT)(2)(3)
Telstra Consumer Marketing and Channels	5,721	6,248	(8.4)
Telstra Business	2,412	2,488	(3.1)
Telstra Enterprise and Government	2,706	2,812	(3.8)
Telstra Wholesale	2,693	2,283	18.0
Sensis	864	812	6.4
Telstra International	156	11	1,318.2
Telstra Operations	(4,175)	(3,371)	(23.9)
Other(1)	(4,909)	(4,351)	(12.8)
Eliminations	29	3	866.7

Total EBIT	5,497	6,935	(20.7)

(1)	Revenue for our “Other” segment primarily relates to revenue earned by Telstra Media for our share of FOXTEL cable subscriber revenue and for services provided to FOXTEL. The Asset Accounting Group is the main contributor to the segment result for this segment, which is primarily depreciation and amortisation charges. The Asset Accounting Group centrally manages all of the Telstra Entity’s fixed assets, including network assets. EBIT loss grew for the “Other” segment mainly due to increased deprecation and amortisation reflecting the strategic review of the service lives of our assets as part of the transformation strategy.

(2)	Most internal charges between business segments are charged on a direct cost recovery basis. For segment reporting purposes, transfer pricing is not used within Telstra. EBIT reflects our intercompany and external charges.

(3)	During fiscal 2006, we recognised a one off restructuring and redundancy provision of A$427 million to be incurred as part of the business transformation, as we have provided in this year for future restructuring. This provision was mainly recorded in Telstra Consumer Marketing and Channels of A$171 million and Telstra Operations of A$236 million.
   Telstra Consumer Marketing and Channels
     Telstra Consumer Marketing and Channels revenue decreased by 0.4% to A$8,897 million in fiscal 2006. This segment experienced revenue increases in mobile services, primarily international roaming, mobile data usage and handset sales. In addition, strong growth in BigPond(R) broadband and pay television services were experienced due to increased marketing activities and improved retention of existing customers through bundling initiatives. Offsetting this growth in revenue was a decline in PSTN revenue as a result of competition, product substitution and decreased consumer usage.
     Telstra Consumer Marketing and Channels EBIT decreased by 8.4% to A$5,721 million in fiscal 2006 driven by increased use of BigPond(R) broadband and a reduced use of high margin PSTN services. The change in customer mix and use of products and a continued shift to higher use of mobiles resulted in expense growth in mobile handsets, dealer costs, network payments and labour in line with revenue and customer growth in emerging products and services. In addition, EBIT was impacted by meeting competition and adjusting to customer needs in line with customer preferences, and one off costs associated with renegotiating dealer contracts and redundancy and restructuring costs resulting from our transformation initiatives.
   Telstra Business
     Telstra Business revenue declined by 1.5% to A$3,053 million in fiscal 2006 primarily due to a decline in PSTN revenue. This segment experienced growth in mobile products including voice, data, MessageBank(R) and international roaming, which partially offset the decrease in PSTN revenues. In addition, Internet and IP products revenue grew in fiscal 2006 reflecting the increase in broadband subscribers.
     Telstra Business EBIT decreased by 3.1% to A$2,412 million in fiscal 2006 predominantly due to a decline in revenues and an increase in expenses. Expenses grew mainly due to a rise in network payments, cost of goods sold and other directly variables costs associated with product offerings. This segment continues to be adversely impacted by a change in product mix from higher margin products such as PSTN to lower margin products such as broadband.
   Telstra Enterprise and Government
     Telstra Enterprise and Government revenue increased by 0.8% to A$4,607 million in fiscal 2006 due to strong growth in domestic information and communication technology (ICT) services, Internet and IP products, and offshore revenues. This increase has been partially offset by reductions in sales revenue from the underlying core carriage business, consisting mainly of a decline in traditional PSTN and ISDN revenues. This segment continues to experience change in usage patterns with traditional product usage migrating to alternative access offerings such as wireless, broadband and other IP product offerings.
     Telstra Enterprise and Government EBIT decreased by 3.8% to A$2,706 million in fiscal 2006 reflecting a changing product mix, which resulted in reductions in sales volumes of higher margin core access technologies, and growth in lower margin ICT services and offshore revenues.
   Telstra Wholesale
     Telstra Wholesale revenue increased by 15.0% to A$2,607 million in fiscal 2006 driven by continuing demand for broadband and data services and an increase in wholesale basic access revenues. Telstra Wholesale experienced significant revenue growth in several products such as facilities access as a variety of carriers extend their DSL capabilities in preparation for building their own infrastructure via unconditioned local loop and spectrum sharing. Data and Internet service revenues also showed solid growth, which was mainly driven by wholesale broadband offerings and associated ISP related data carriage and transmission services. Growth in revenue was partly offset by a decrease in local call revenues due to ongoing product substitution to mobiles and broadband.
     Telstra Wholesale EBIT increased by 18.0% to A$2,693 million in fiscal 2006 driven by revenue growth and a decrease in expenses. The expense decline consisted of a decrease in Telstra Wholesale’s allocated share of domestic outpayments, reflecting lower rates and a decrease in international voice traffic expenses, which was assisted by an appreciating Australian dollar. Lower labour costs were due to the decrease in staff numbers as part of our transformation project and the movement of staff to other areas in Telstra as part of overall business restructure. In addition, service contract costs were lower due to the discontinuation of a number of contracted activities. The expense decline was partly offset by increased IT professional services costs driven by growth in system support and automation costs to deliver ongoing operational productivity and revenue growth.
   Sensis
     Sensis’ revenue increased by 6.9% to A$1,826 million in fiscal 2006 driven by growth in White Pages(R) and Yellow(R) print and online services. Growth in Sensis’ emerging businesses included strong results from Whereis(R) and Mediasmart, and a full year of results for Universal Publishers. Overall, online sites continued their improved growth driven by rising usage and customer numbers, leading to increased yields. This growth was partially offset by a decline in revenue from classifieds driven by competition and economic weakness in the Sydney and Melbourne markets.
     Sensis’ EBIT increased by 6.4% to A$864 million in fiscal 2006 as the improved revenue was partly offset by growth in expenses. EBIT growth was supported by higher revenue, strategic re-alignment and a renewed focus on costs. An increase in labour expenses was attributable to growth in staff numbers, higher redundancy costs and a reversal of a deferred expense provision. In fiscal 2006, amortisation expense was also higher as a result of the revision of certain software service lives reflecting the transformation initiatives. For further information, refer to “Operating and Financial Review and Prospects — Sensis financial summary”.
   Telstra International
     Telstra International revenue increased by 6.6% to A$1,450 million mainly due to the CSLNW merger partially offset by a small decline in revenues from TelstraClear. CSLNW revenues grew due to the inclusion of the New World PCS business from March 2006, and rising data, international voice, mobile handset and prepaid mobile revenues partially offset by decreased local voice revenues reflecting sustained competitive pressure on prices. TelstraClear’s revenue primarily decreased as a result of adverse foreign exchange movements. TelstraClear recorded increases in revenue reflecting the full year impact of their national HomePlan offering in the consumer segment, and their controlled entity, Sytec after its acquisition in November 2004. The increase was partially offset by access and call revenue declines in the wholesale and small to medium enterprise segments due to price erosion caused by competition, which was moderated by growth in our customer bases in those segments, and a decline in Internet revenues as reduced pricing plans have impacted business yield in the consumer segment.
     Telstra International EBIT improved by A$145 million to A$156 million due to increased EBIT in our International Head Office Group partially offset by a decline in the CSLNW and TelstraClear. The growth in the International Head Office Group was due to the sale of our shareholding in Xantic B.V. in fiscal 2006 and the recognition of a provision for Reach’s committed capital expenditure in fiscal 2005. Expenses increased in the CSLNW following the incorporation of costs after the merger with New World PCS, increased subsidies as part of heightened promotional activity to drive sales, and larger offshore outpayments associated with higher international voice revenues. In addition, depreciation and amortisation expense was higher due to the rollout of their 3G network. Expenses increased in TelstraClear due to larger outpayments due to higher revenue, and growth in labour expenses driven by the inclusion of a full year of Sytec costs. For further information regarding our significant offshore controlled entities, refer to “Operating and Financial Review and Prospects — CSL New World Group financial summary” and “Operating and Financial Review and Prospects — TelstraClear financial summary”.
   Telstra Operations
     Telstra Operations revenue increased by 40.4% to A$226 million in fiscal 2006 driven by additional revenue received for maintenance activities, revenue for digital migration of FOXTEL subscribers from analogue to digital services and higher fees for overdue accounts. Operations revenue is essentially limited to cost recovery as afforded by regulatory and commercial arrangements. Product revenue is earned by the customer facing segments.
     Telstra Operations EBIT is a net cost as this segment does not recover all the costs it incurs on behalf other segments. This reflects our “one factory” approach to delivering the infrastructure, services and systems which support the customer experience. EBIT loss grew by 23.9% to A$4,175 million in fiscal 2006 due to significant redundancy and restructuring costs being recognised in the current year associated with our concerted effort to reduce staff numbers and planning for the transformation of our future business. Also, there were other one off transformation costs in the current year associated with the closure of old platforms and project write offs due to the cancellation of certain capital program initiatives. Additionally, expenses grew due to the increased sales activity of our growth products such as broadband, as well as increased costs associated with the FOXTEL digital expansion. The expense increase was partly offset by management’s continued focus on lower discretionary spending and cost reduction initiatives.

Quantitative and Qualitative Disclosures about Market Risk
     The potential for change in the market value of our financial assets and liabilities is referred to as “financial market risk”. We sometimes enter into financial instruments to manage our exposure to financial market risk such as interest rates and foreign currency rates that arise as part of our normal business operations.
     Derivatives are financial instruments such as interest rate swaps, futures, foreign exchange forwards, options, and cross-currency swaps that derive their value from specified assets, indices, reference rates or a combination of these factors. We use derivative financial instruments, in accordance with Board-approved policies, to hedge the market risks and volatility of financial outcomes arising from the underlying physical business or balance sheet exposure.
We are exposed to interest rate risk due to our borrowings
     Our borrowings are generally for maturities of up to ten years and we manage our debt in accordance with targeted, currency, interest rate, liquidity and debt portfolio maturity profiles.
     Our target currency is principally A$ matching our principal currency of operation. Our borrowings are derived both from A$ and foreign currency sources with foreign currency borrowings in most cases swapped into A$ at commencement through to maturity. A relatively small proportion of our foreign currency borrowings are not swapped into A$, principally where they are used as natural hedges against our translation foreign exchange risk to offshore business investments.
     Where the actual interest rate profile on the physical debt differs substantially from our desired target, we use derivatives, principally interest rate swaps, to adjust the net interest rate position towards the target. Our net debt portfolio includes both physical borrowings (such as bonds and commercial paper) and associated derivative instruments (such as cross-currency and interest rate swaps).
     Our interest rate risk is assessed as the interest rate exposure on our total net debt portfolio, after offsetting any holdings of financial assets whose value is sensitive to interest rates and after applying related derivatives.
     The interest rates on a proportion (approximately A$3.1 billion equivalent face value) of our borrowings is subject to the possibility of a limited increase through “coupon step-up” clauses that would be triggered by credit ratings downgrades from Standard & Poor’s and/or Moody’s Investor Service. The interest rates on this debt will increase by 0.25% up to a maximum of 0.50% per annum if our minimum credit rating falls to A- or below (S&P) and A3 or below (Moodys) depending on the particular trigger points of each borrowing and the extent of the rating change. The interest rate increase will step-down again for some borrowings if the minimum credit rating was to subsequently increase above the previously mentioned trigger points. Our current ratings are A Negative Outlook (S&P) and A2 Negative Outlook (Moodys).
We have exposure to foreign currency risk due to our normal business operations and borrowings
     Foreign currency exchange risk arises from:
•	firm or anticipated transactions for receipts and payments for international telecommunications services settled in or dependent on foreign currencies;

•	purchase commitments for material and supplies with prices dependent on foreign currencies; investments (both business and financial) denominated in foreign currencies; and

•	borrowings that are denominated in foreign currencies.
     We manage the foreign exchange risk on the major part of our foreign currency-denominated borrowings by effectively converting them to A$ borrowings at drawdown by applying cross-currency swaps to maturity. Where foreign currency borrowings are used to hedge a specific underlying foreign exchange exposure, they are not swapped to A$ (e.g. to hedge financial investments in foreign currency-denominated securities and borrowings raised for offshore ventures).
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
Our economic exposure to movements in market risks is assessed and measured on a market value basis
     Two methods used to assess and present our overall estimated market risk are:
•	sensitivity analysis; and

•	value-at-risk or “VaR”.
     These are undertaken to assess the potential impacts of adverse movements in the market value of the relevant portfolio at the reporting date as shown below. Since market rates move in both directions, these can be advantageous as well as adverse. Hedging to protect against a downside risk can, in its establishment, remove or diminish the potential for upside benefits.
   Sensitivity analysis
     We undertake a sensitivity analysis on our net debt and foreign exchange exposure portfolios after application of all hedging transactions. This is based on an instantaneous adverse proportional movement of 10% in interest rates and exchange rates.
     The probability of this occurring is not factored into this sensitivity analysis. Also, the diverse nature of the portfolios is not taken into account and concurrent adverse movements in all exchange rates and interest rates are assumed.
     For these reasons, the analysis may be conservative and may not represent likely market volatility since based on historical movements it is unlikely that there would in the future be a concurrent adverse movement across all factors.
     The numbers in the following tables represent market value movement in the areas concerned after all underlying exposures and related hedges are taken into account. Market value movements can contain profit and loss statement or balance sheet movements or a combination of both.
Adverse proportional movement of 10% across risk categories

	As at 30 June
Market Value Risk	2006	2005
	(A$m approximate)
Risk Categories
Interest rates	238	286
Foreign currency rates	264	118

Total	502	404

     The foreign currency rate numbers include the translation exposure movements generated from our overseas investments which include CSL New World Mobility Group (“CSL New World”) and TelstraClear. A proportion of both these exposures is hedged using a combination of foreign currency borrowings and foreign currency derivatives. This sensitivity analysis assumes that the HKD and USD are free to move in opposite directions against the AUD (i.e., that the “peg”, where the HKD is held to approximately 7.8 to the USD, no longer is in place). If it is assumed that the HKD and USD peg continues and the USD and HKD both move in the same direction against the AUD, then the foreign currency sensitivity quoted in the table above drops from A$264m to A$152m.
   VaR
     VaR is used to assess the potential adverse economic outcome due to market movements over a defined time horizon and with a specified confidence level based on historical volatilities. This potential component is calculated using the current statistical volatility relevant to the particular instrument derived from representative market wide data.

     For the VaR numbers reported below, a one month time horizon and a 99% confidence level were used. This one-month time horizon differs from many financial institutions who hedge for trading purposes and where a shorter one day period may be more appropriate. We consider a one-month holding period appropriate since our hedging activities are of a non-trading nature.
     The monthly figures quoted can be approximately converted to daily assessments by multiplying by 0.22 or to 12 monthly estimates by multiplying by 3.5, these conversion factors assume that the portfolio continues with the same basic profiles such as maturity and debt mix. For example, the VaR monthly result for foreign exchange of $61 million converts to an annual equivalent of approximately $214 million. We derive the potential market value impact by applying historical volatility measures to the identified current market risk.
     Unlike the sensitivity analysis, our overall VaR analysis takes into account the diversified nature of our net debt and net foreign exchange exposure portfolios and incorporates historical correlation between the markets. This projection based on historical volatility is, however, only an estimation of future volatility. The actual future volatility may be substantially different.
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
     The simulation model determines the distribution of the market value of our debt portfolio and foreign exchange portfolio plus related hedges at future rates. This is undertaken by simulating interest and foreign exchange movements against our actual transaction portfolio. In deriving the VaR numbers, 50,000 simulations have been undertaken to ensure the production of stable, robust results.
     The VaR is the difference between the median expected value of the portfolio and the value at the 99% confidence level assuming an adverse movement (i.e., there is a 1% chance that the result arising from an adverse movement will be more adverse than the VaR).
   VaR

	As at 30 June
Market Value Risk — (One-month holding period)	2006	2005
	(A$m)
Risk categories
Interest rates	130	175
Foreign currency rates	61	32

Sub-total	191	207
Diversification effect(1)	(31)	(17)

Total	160	190

(1)	Equals the difference between the “total composite” monthly VaR and the “sum of the monthly VaRs for the two risk categories assessed independently”.
     VaR calculations were undertaken for portfolio balances (which dynamically change throughout the year) at the end of each quarter during fiscal 2006. The following table shows the high, low and average amounts of the combined total portfolio of interest rates and foreign currency rates at these quarterly points through the year. Note that the compositions of the individual portfolios change throughout the year and that the high or low for each of the two component portfolios (i.e., interest rate or foreign exchange rate) may not arise at the same time that the overall combined portfolio is at a high or low value.

   VaR analysis

	As at 30 June 2006
Market Value Risk — (One-month holding period)	High	Low	Average(2)
	(A$m)
Risk categories
Interest rates	172	130	148
Foreign currency rates	63	61	67

Sub-total	235	191	215
Diversification effect(1)	(35)	(31)	(37)

Total	200	160	178

(1)	Equals the difference between the” total composite” monthly VaR and the “sum of the monthly VaRs for the two risk categories assessed independently.

(2)	The high and low quarterly portfolio is defined at the total portfolio level and therefore there may be instances where the average for individual risk categories is either higher than the high or lower than the low for that category.
     Additional information regarding our market risks is provided in note 35 to our consolidated financial statements.

Information on the Company
History and development of the Company
     Our origins date back to 1901, when the Postmaster-General’s Department was established by the Commonwealth to manage all domestic telephone, telegraph and postal services, and to 1946, when the Overseas Telecommunications Commission was established by the Commonwealth to manage international telecommunications services. Since then, we have undergone many changes and been renamed several times as follows:
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
     We were incorporated as an Australian public limited liability company in November 1991. Following the opening of Australia’s telecommunications markets to full competition in July 1997, we underwent a partial privatisation in November 1997 under which the Commonwealth sold approximately 33.3% of our issued shares to the public. Following the initial privatisation, those of our shares that are not held by the Commonwealth are quoted on the ASX and NZSX. A further global offering by the Commonwealth of up to 16.6% of our issued shares was completed in October 1999. In November 2006 the Commonwealth completed a further sale of approximately 35% of our issued shares.
Organisational structure
     Our organisational structure has evolved over recent years to meet our business needs and the needs of our customers. The organisational structure currently consists of strategic business units and corporate centre business units as outlined below.
   Strategic business units
•	Telstra Consumer Marketing and Channels is responsible for serving our consumer customers with our full range of products and services including fixed lines, mobiles, Internet access and pay TV services. It also has responsibility for mass marketing channels including Telstra’s call centres, Telstra shops and the dealer network.

•	Telstra Business is responsible for serving the needs of Australia’s small to medium enterprises with fixed line, mobile, broadband, as well as data and Internet solutions tailored for business.

•	Telstra Enterprise and Government is responsible for providing innovative ICT solutions to large corporate and government customers in Australia and New Zealand. It is also responsible for KAZ and TelstraClear. KAZ and Telstra service our Enterprise and Government customers’ IT needs. TelstraClear is New Zealand’s second largest full service telecommunications company, providing innovative market leading products and services to the business, government, wholesale and residential sectors. Telstra Enterprise and Government is also responsible for our Global Business operations, recently renamed Telstra International.

•	Telstra Country Wide(R) provides telecommunications and information technology services to customers in outer metropolitan, regional, rural and remote parts of Australia.

•	Telstra BigPond(R) is responsible for the management and control of our retail Internet products, BigPond(R) brand and marketing, services and content, contact centres, customer relations and associated functions, for broadband and dial-up delivery.

•	Sensis is our advertising, search and information services business. Sensis manages three important Telstra brands — Yellow(TM) (formerly Yellow Pages(R)), White Pages(R) and Trading Post(R), along with the CitySearch(R) online city guide, the Whereis(R) online, mobile and satellite navigation services, the GoStay(TM) print guide and complementary website, the

sensis.com.au search engine, the Sensis(R) 1234 voice service, and the 51% (on a fully diluted basis) owned SouFun investment, a real estate and home furnishings website in China.

•	Strategic Marketing is responsible for Corporate Strategy, Mergers & Acquisitions, and our overall marketing, pricing, brand, sponsorship, promotions and advertising direction. Strategic Marketing is also responsible for Telstra Asia, which manages our international interests in the region and directs our offshore strategy, with a current focus on enhancing the value of our existing investments, profitably rationalising non-core-assets and positioning us to capture high growth opportunities, particularly in China and South East Asia.

•	Telstra Media is responsible for our FOXTEL investment.

•	Telstra Operations has responsibility for the core or shared elements of our infrastructure and related support units. Using a “one factory” approach to improve our customer service delivery and customer satisfaction, the group includes Telstra Services, Network and Technology, Wireless, IT Services, Product Management, Procurement, Strategic Supplier Relations, Credit Management, Billing and the corporate Program Office. The Program Office identifies and prioritises opportunities for streamlining, implementing and coordinating all aspects of our transformation strategy.

•	Telstra Wholesale provides a wide range of wholesale products and services to the Australian domestic market, including fixed, wireless, data and Internet, transmission and IP, interconnection, access to our network facilities, and retail/rebill products. It also serves global wholesale markets to satisfy growing Internet and high bandwidth needs.
   Corporate centre business units
•	Finance & Administration is responsible for corporate policy and support functions including finance, risk management and assurance, shared services for processing functions, treasury, company secretary, investor relations and other administration services. It is also responsible for the financial management of the majority of our fixed assets, including network assets.

•	Legal Services provides operational and strategic legal support and advice across Telstra, with lawyers from Legal Services serving clients in all strategic and corporate centre business units.

•	Public Policy & Communications manages corporate communications and public affairs across Telstra including media relations, employee communications, corporate social responsibility (including the Telstra Foundation), corporate content on the Telstra website (www.telstra.com), Telstra’s website (www.nowwearetalking.com.au) and external relations. Its external relations responsibility includes government relations and regulatory positioning and negotiation, including assessment of regulatory risks, advice and counsel to business units, preparation of submissions to industry regulators, and the facilitation of regulatory compliance through advisory services and the management of a regulatory compliance assurance program.

•	Human Resources is responsible for developing and implementing our people, culture and capability strategy and providing strategic and operational support and advice to business managers about all human capital matters. This includes organisational design, culture change, employee engagement, leadership development, talent management, performance management, policy, employment, recruitment and health, safety and environment.
     A list of our controlled entities is provided in note 29 to our consolidated financial statements. Our jointly controlled and associated entities are listed in note 30 to our consolidated financial statements.
Marketing and customer service
     We use customer analytics to formulate marketing strategies based on customer needs. This provides a better understanding of customer behaviour and improved customer relationships. Overall, we believe needs-based marketing will provide us with a competitive advantage in the market.
     Market-based management puts customers at the core of our business focus. We have conducted extensive research that informs us about customers’ needs, priorities and expectations. As a result of this knowledge, we have grouped our residential and small-medium business customers into segments which reflect their specific characteristics. This knowledge forms the basis of a relationship with our customers around which we organise our processes and procedures. Market-based management is used to formulate our marketing strategies for our various strategic business units, and to offer and deliver products and services tailored to customers’ needs across these business units.
   Residential customers and small-medium businesses
     We have organised the management structures of Telstra Consumer Marketing and Channels and Telstra Business by those segments.
     We segment our residential customers based upon their usage and lifestyle patterns. We segment our small-medium enterprise customers according to the type of business they operate and the way they interact with their customers. This information on customers by segment is used to tailor our marketing campaigns.
     This information on customers by segment is then used to tailor segment specific value propositions by product sets and applications, by channels and by service experience which results in microsegments around each of our product and service areas.
     We are also implementing customer relationship management (“CRM”) technologies to deliver these segment differentiated value propositions. The combination of detailed understanding of customer needs with CRM capabilities enables a customer to experience a personalised and meaningful experience at every touch point, from initial investigation of service through ongoing care.
     We enable customers to interact with us online, through door-to-door sales representatives, telephone sales channels and face to face via our account managed sales team, Telstra shops and Telstra licensed stores as well as indirectly through approximately 4,000 retail outlets nationwide in conjunction with our retail partners.
     We anticipate that changing from a product to a customer segment focus will enable us to uncover previously unseen growth potential as we drive segment-related benefits across product lines that were previously operated in silos.
   Enterprise and government customers
     The Enterprise and Government customer base comprises some of our largest customers. All of Telstra Enterprise and Government customers are sophisticated users of ICT. We segment these customers into Integrated (Large ICT outsourcing customers), Multinational and Industry and Government customers with a predominant Trans Tasman or Australian domestic focus. Further customer segmentation in Industry and Government is on the basis of geography and industry verticals. The verticals include Retail, Finance & Insurance, Manufacturing, Media, Business Services & IT, Resource & Utilities, Health, Public Safety & Justice and Local Government. We provide account management and customised solution development along with enhanced service delivery. Our sales team takes a consultative approach with our customers, focusing on delivering enhanced business results through ICT solutions, leveraging the capabilities of KAZ, our ICT services arm.
     We have 20 offices around the world including Asia Pacific, Europe and the USA supporting the global telecommunications requirements of our multi-national customers and global service providers. We provide our customers with managed network solutions including Global WAN, Internet, Back-up and Storage, Security, Mobility, Enhanced voice solutions and more. Other value added solutions include managed CPE, network reporting, consulting, planning, project management and customer support seven days a week.
   Regional, rural and remote customers
     Telstra Country Wide(R) was established to improve service levels, business performance and to strengthen relations with customers and communities in regional, rural and remote areas of Australia. In 2003, this area was expanded to include outer metropolitan areas. In addition, the local management model was further extended in January 2006 to incorporate the metropolitan cities of Adelaide, Brisbane and Perth. Area General Managers are located throughout Australia to address the sales, marketing and service needs of our customers.
   Wholesale customers
     Our wholesale customers include licensed carriers, CSPs and ISPs. Telstra Wholesale provides products and services to more than 500 customers, including more than 400 ISPs (about 80 of which offer broadband digital subscriber line (“DSL”) services).

     Wholesale customers typically buy products and services from Telstra Wholesale, add their own inputs and then sell to the retail market under their own brand.
Advertising customers
     Sensis provides advertising solutions to more than 400,000 Australian businesses (small and medium enterprises (“SMEs”) and large corporates) and Government through a network of print, online, voice and wireless services. Sensis also serves the advertising needs of personal sellers through its print and online classifieds business.
Products and services
     We offer a broad range of telecommunications and information products and services to a diverse customer base. The following table shows our total income by major product and service category and as a percentage of total income for the last two fiscal years. See also “Operating and Financial Review and Prospects” for a discussion of the performance of our products and services during the last two fiscal years.
Income by product and service category, including the percentage of total income contributed by each product and service category

	Year Ended 30 June
	2006		2005
	A$m	% of Total	A$m	% of Total
PSTN products
Basic access	3,318	14.4	3,362	15.0
Local calls	1,023	4.4	1,284	5.7
PSTN value added services	246	1.1	250	1.1
National long distance calls	913	4.0	1,013	4.5
Fixed to mobile	1,491	6.5	1,566	7.0
International direct	201	0.9	234	1.0
Fixed interconnection	286	1.1	309	1.4

	7,478	32.4	8,018	35.7

Mobiles
Mobile services	4,505	19.5	4,307	19.2
Mobile handsets	467	2.0	381	1.7

	4,972	21.5	4,688	20.9

Data and Internet services
Internet and IP Solutions	1,907	8.3	1,377	6.1
ISDN products	807	3.5	890	4.0
Specialised data	884	3.8	966	4.3

	3,598	15.6	3,233	14.4

Other products and services
Advertising and directories	1,711	7.4	1,585	7.1
Customer premises equipment	274	1.2	231	1.0
Payphones	104	0.5	121	0.5
Intercarrier services	351	1.5	290	1.3
Inbound calling products	449	1.9	449	2.0
Solutions management	989	4.3	931	4.1
Offshore controlled entities	1,745	7.6	1,611	7.2
Pay TV bundling	320	1.4	263	1.2
Other sales and services	759	3.2	741	3.3

	6,702	29.0	6,222	27.7

Total sales revenue	22,750	98.5	22,161	98.7

Other revenue (1) (excluding finance income)	22	0.1	20	0.1
Other income	328	1.4	261	1.2

Total income (excluding finance income)	23,100	100.0	22,442	100.0

(1)	Other revenue excludes finance income, which is included in net finance costs.

     Sales revenues are derived from domestic and international sales as follows:

	Year Ended 30 June
	2006	2005
	%	%
Australia	92.3	92.7
Hong Kong	3.7	3.3
New Zealand	2.7	2.8
Other International	1.3	1.2
PSTN products
     PSTN includes basic fixed-line access, local calls, value added services, national long distance, fixed-to-mobile and international direct.
Basic Access
     Our Basic Access service includes installing and maintaining connections between customers’ premises and our Public Switched Telephone Network (“PSTN”) and providing basic voice, facsimile and Internet services. Basic Access does not include enhanced products like Integrated Services Digital Network (“ISDN”) access and Asymmetric Digital Subscriber Line (“ADSL”) services.
     Along with basic access services, we provide handsets for sale and rental to help customers use our services more effectively. The latest rental phones have single button access to features such as 3-way chat, Messagebank(R), call forward and SMS. We also develop products to assist our customers with disabilities. This ranges from the very popular “big button” phone to Teletypwriter (“TTY”) and TeleBraille products.
Local calls (including PSTN value-added services)
     We provide local call services to more residential and business customers than any other service provider in Australia, generally charging for calls on an untimed fee basis. The geographical reach of our untimed local call zones, combined with our packages, access and pricing offers, extend the value of our local call service. In addition, we provide value-added services such as voicemail, call waiting, call forwarding, call conferencing and call return.
National long distance calls
     We are the leading provider of national long distance services for residential and business customers in Australia. This comprises national long distance calls made from our PSTN network to a fixed network. Calls are generally charged on a timed basis after a call connection fee. Call details such as duration, destination, time of day and day of the week generally determine charges which are also offered on a fixed or capped price basis. We also offer options that let customers choose between a range of offers to suit individual needs, including the recent addition of subscription plans with included features and calls.
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
International direct
     We are the leading provider of international telephone services in Australia, offering international telephone services to more than 230 countries and territories. Calls are typically charged on a per-second basis after a call connection fee, depending on the duration and destination of the call. REACH provides the connections we use to supply international services to both our retail and wholesale customers. For more information regarding our arrangements with REACH, refer to “Operating and Financial Review and Prospects — International business ventures”.

Mobile telecommunications services
     We offer a wide range of mobile services to our customers, including voice calling and messaging, text and multimedia messaging and a range of information, entertainment and connectivity services.
NEXT G™ Wireless Network
     In 2005, we announced that we would build a 3GSM 850 Mhz wireless network with our strategic partner Ericsson. We launched this network, called NEXT G(TM), on 6 October 2006, and it provides 3G coverage to 98% of the Australian population. It is the largest 3G network in Australia.
     Using multi-band handsets, customers will be able to access both our NEXT G(TM) wireless network as well as our existing 3GSM 2100 MHz network.
3GSM 2100
     Our existing 3GSM 2100 MHz network allows additional functionality such as video calling and higher speed data access within its coverage boundary while offering access to the GSM network and services outside of the 3G area. Our 3GSM 2100 MHz network sharing arrangement with Hutchinson covers over 50% of the Australian population in a number of mainland capital cities including Canberra.
GSM digital service
     Our digital GSM network covers around 96% of the Australian population and we continue to improve existing areas of coverage and expand this network, where commercially justified. We have also improved depth of coverage in major cities, particularly in-building and underground coverage, as well as offering international roaming in more than 140 countries and 300 networks.
CDMA digital service
     Our existing CDMA network currently provides Australia’s largest cellular mobile phone coverage, spanning more than 1.6 million square kilometres and covering around 98% of the Australian population. The CDMA network will remain in place until our new NEXT G(TM) wireless service has the same or better coverage as CDMA and until at least January 2008. Our CDMA 1X technology service (“1XRTT”) which was Australia’s first commercial mobile network based on CDMA 1X technology was launched in December 2002. By the end of 2005, CDMA 1X, was made available across the entire CDMA network footprint of over 1.6 million square km covering around 98% of the population.
     We will continue to operate our CDMA network until our NEXT G(TM) wireless network provides the same or better coverage than the CDMA network, and in any event at least until January 2008, and the software upgrades are complete and any necessary Government approvals have been obtained.
Telstra Mobile Satellite
     In 2002, we launched Telstra Mobile Satellite, a hand-held mobile satellite voice and data service for people living, working or travelling in rural and remote Australia. The service operates off the Iridium Low Earth Orbit satellite system which provides global mobile satellite phone coverage wherever there is a clear view of the sky. We have a service partner agreement to sell the Iridium service.
     BigPond(R)
     We offer a range of Internet products and packages under our BigPond(R) brand. Telstra BigPond(R) Dial-Up offers dial-up modem and ISDN Internet services to residential and small and medium business customers across Australia. Telstra BigPond(R) Broadband provides broadband Internet services to consumer and small and medium business customers via hybrid fibre coaxial cable, satellite, ADSL and wireless technologies.

BigPond(R) Mobile Services
     With BigPond(R) Mobile Services customers can browse and purchase a broad range of up-to-date information and entertainment. With a 3G video mobile, customers can access 3D games, receive news bulletins, stock quotes or sport scores, download ringtones, find directions, watch music videos and send and receive emails.
Wireless Broadband Expansion
     In August 2005, we introduced the BigPond(R) Wireless Broadband product and have expanded our CDMA 1xEVDO network to provide greater coverage for our Wireless Broadband customers. The BigPond(R) focus on the consumer market provides an addition to the existing business-oriented Telstra Mobile Broadband solution. These two products provide solutions for wireless broadband access. As we move towards closing our CDMA network, we plan to migrate customers from this service to the wireless broadband services provided over our new NEXT G(TM) wireless network.
Content services
     Telstra BigPond(R) provides online and mobile content services (including BigBlog( TM ) and BigPond(R) Movies, BigPond(R) Sport, BigPond(R) Games, BigPond(R) Kids, News and BigPond(R) TV). These services include music, movies, games, sports entertainment, video on demand and DVD rental offerings. All of these services are available from BigPond.com.
Internet and IP Services
     In addition to our BigPond(R) services, we provide new generation data and Internet services including:
•	business grade Internet solutions;

•	IP Solutions;

•	Business DSL, that offers a broadband data service with symmetric data rates and business grade service levels;

•	Connect IP solution range which is a standardised, end-to-end, IP-based WAN offering that integrates network management and data connectivity with Customer Premises Equipment (“CPE”), allowing for seamless data transfer between customer sites; and

•	IP Telephony, an open standard IP communications suite, which delivers hosted IP telephony and IP applications to our corporate customers.
Data Services
     We also provide data and specialised services, including ISDN, digital data services, voice grade dedicated lines, transaction/EFTPOS services and video and audio network services, as well as domestic and international frame relay and ATM products.
     Telstra Internet Direct also provides business customers with dedicated Internet access within Australia at access transmission rates up to one gigabyte per second (“Gbps”).
     We also provide wholesale Internet access products for use by licensed carriers, ISPs and CSPs.
Other services
     We offer other data services, in some cases with business partners, including:
•	collaboration services that provide audio, video and web-based conferencing (including the Conferlink(R) product range);

•	e-commerce solutions including e-trading, e-payments, EFTPOS/ATM network services and straight-through processing services;

•	Online Customer Management Facility (“OCMF”) providing a self-service capability for customers to manage user access to their IP networks;

•	Digital Video Network (“DVN”) initiative allowing our media customers to share content such as news or sporting arena access;

•	Managed Wide Area Networks services (“WANs”) including design, CPE sales and installation, network establishment and maintenance.
Advertising and directories
     We are a leading provider of advertising and search services through our advertising business and wholly owned subsidiary, Sensis. Sensis’ popular information services include Yellow(TM), White Pages(R), Trading Post(R), CitySearch(R) and Whereis(R).
     The Yellow(TM) print directory is Australia’s leading business directory, while White Pages(R) print directory maintains its position as a leading information source. The Yellow(TM) and White Pages(R) print directories also feature comprehensive Information Pages, providing valuable information about emergency and community services, activities and resources within the area of coverage. The Yellow(TM) OnLine site and the White Pages(R) OnLine site extend the print directory’s capabilities.
     Whereis(R) maps and directions complement and combine with other Sensis products-including Yellow(TM) OnLine and White Pages(R) OnLine directories, and the CitySearch(R) site-to deliver location orientated services across Internet and WAP channels.
     The CitySearch(R) site provides a range of editorial content, business listings and entertainment and event information in major cities around Australia.
     The Trading Post(R) is published throughout Australia, providing a classifieds service to most of the Australian population. In addition to print editions, the Trading Post(R) also has an online site located at tradingpost.com.au.
     During fiscal 2006, Sensis has continued to focus on developing and providing solutions to meet the needs of both consumers and advertisers. In April 2006, Sensis entered the travel and accommodation market with the launch of GoStay(TM). With more than 5,500 ads and a national distribution to 3 million households, the GoStay(TM) print guide has the largest distribution of any printed Australian travel guide. Complementing the GoStay(TM) Accommodation Guide is a comprehensive website — gostay.com.au —where consumers can search, select and book and pay for accommodation at thousands of properties across Australia.
     In February 2006, Sensis became a majority shareholder of Adstream Australia. This has opened up new advertising options for Sensis’ small and medium enterprise (“SME”) customers, helping Adstream Australia’s customers reach a wider audience through the joint Sensis and Telstra online network, and extending Sensis’ advertising agency relationships to a much deeper level.
     On 31 August 2006, we purchased a 51 per cent shareholding in SouFun, a leading real estate and home furnishings web-site in China.
Wholesale services (including inter-carrier services)
     In addition to providing products for resale, we provide a range of other products specifically tailored for wholesale customers. These include:
•	interconnection services, including originating and terminating access to our fixed and mobile networks, preselection services and access to our network facilities such as ducts, towers and exchange space;

•	domestic and international transmission services;

•	broadband, IP backbone and traditional data services; and

•	both GSM and CDMA mobile products and services. Telstra Wholesale has advised customers of the closure of the CDMA network, with the earliest possible closure date being 28 January 2008.
     We also manage and deliver a range of customer processes for wholesale customers. These include product and service provisioning, ordering and activation, billing, fault reporting and end-user and product transfer. In addition, we provide a range of web-based business-to-business services to our customers.

Inbound calling products
     We offer inbound call services including:
•	Telstra Freecall(R) 1800, a reverse-charge call service used widely by small and large businesses to extend market reach and attract sales;

•	Priority(R) One3, a shared-cost service offering a six-digit national number used by larger businesses as a front-door to contact centres and franchise operations for service calls;

•	Priority(R) 1300 services, a shared-cost service offering a 10-digit number, similar to the Priority(R) One3 service, where a short-number format is not required;

•	Contact centre enablement services, including network-based speech recognition and interactive voice response solutions, computer telephony integration, call routing services and speech recognition;

•	InfoCall(R) 190, a telephone premium-rate service where we bill the calling customer for both content and carriage on our bill and receive a fee from the content provider for these payment and carriage services; and

•	Phone Words, an inbound number derived from the alphabetic translation of a number, provided by 1300 Australia Pty Ltd.
ICT Solutions, Services and Outsourcing
     KAZ, a wholly owned subsidiary, partners with us in the market to service our medium and large Enterprise and Government customers in Australian and Asia Pacific markets. The combination of KAZ’s IT capabilities and our telecommunications strengths gives us capabilities in the provision of end-to-end ICT services and solutions from within our own group of companies.
     The repositioning of KAZ over the past two years as our ICT Services arm has enabled the business to achieve revenue growth from services such as:
•	Applications development, management and maintenance;

•	Systems Integration: particularly focusing on the integration of our ICT solutions and partner applications in the client environment;

•	ICT and Business Process Outsourcing: covering servers, desktops, peripherals and other portable devices for some of Australia’s largest companies as well as non core business processes such as credit card processing and cheque processing;

•	ICT Consulting: designed to support our core business and focusing on ICT Strategy, Network Consulting & Integration, Mobility & Wireless and Security & Business Continuity as well as Information Intelligence and Business Process;

•	The provision of ICT services supporting our managed voice, data and mobility solutions including IP-based networks and IP Telephony; and

•	Managed IT Services: covering a range of solutions such as security, hosting, data centre management and managed storage.
     On 31 August 2006, we sold AAS, the superannuation administration business of our KAZ Group subsidiary to Link Market Services Limited for A$215 million. In addition, we took out A$35.5 million in cash from AAS prior to settlement. The transaction was completed after a competitive public sale process had been undertaken. A decision was made to sell AAS after it was determined that it was no longer strategic and not a core part of our business. KAZ continues to be a crucial part of our Information and Communication Technology strategy and service delivery.

Payphones
     We are the leading provider of payphones in Australia. As at 30 June 2006, we operated approximately 30,000 public payphones. Our Universal Service Obligation requires us to make payphone services reasonably accessible throughout Australia including in non-metropolitan and rural areas.
Customer premises equipment
     As part of our customer voice, data, mobile and service solutions, we provide customer premises equipment for rental or sale to our residential, consumer, business and Government customers. In relation to Telstra rental phones, modern new standard and “calling number display” rental phones are available, making phones and phone features easier to use.
     We acquired the Converged Networks Group (“CN”) in March 2006. CN services the Western Australian market as Telstra Business Sales” exclusive franchise in Western Australia. CN’s principal product sets are Ericsson Enterprise (its core business) and more recently, IBM and Nortel. The acquisition effectively allows us to operate in our own right in Western Australia — rather than as a reseller to CN.
Other sales and services
     The principal components of operating revenue that we record in other sales and services relate to information and connection services, external construction and various other minor products and services.
Subscription television
     We own 50% of FOXTEL, with Publishing & Broadcasting Ltd (“PBL”) and The News Corporation Limited (“News Corporation”) each owning 25%. The FOXTEL partners have committed, with very limited exceptions, to confine their involvement in the provision of subscription television services in Australia to participation in FOXTEL. PBL and News Corporation have also made programming commitments to FOXTEL. Each of these commitments expires in November 2008.
     FOXTEL is Australia’s leading provider of subscription television services, with over one and a quarter million subscribers (including our resale subscribers and those receiving FOXTEL programming through Optus Television and others). FOXTEL markets its services to more than 5 million homes, split approximately equally between those homes passed by our hybrid fibre co-axial cable (“HFC”) and those covered by a satellite distribution.
     FOXTEL Digital(TM) offers customers access to around 130 digital channels, superior picture and sound quality, a comprehensive and easy to use electronic program guide (“EPG”), interactive sports and news applications and FOXTEL Box Office(R) (near video on demand). FOXTEL continues to enhance FOXTEL Digital(TM), launching new channels and interactive features, including additional news, sports and weather applications, as well as launching the FOXTEL iQ(TM) in February 2005. The FOXTEL iQ(TM) is a personal digital recorder (“PDR”) designed to change the way viewers watch television by enabling subscribers to record two programs simultaneously, even while watching a previously recorded program.
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
     FOXTEL has entered into various program supply arrangements, including some with minimum subscriber fee commitments. Refer to “Operating and Financial Review and Prospects — Contractual obligations and commercial commitments” for further details regarding our exposure to these commitments.
     We also resell Austar United Communications Limited (“AUSTAR”) subscription television services, which are eligible for inclusion in the Telstra Rewards Options plan. The bundling and reselling of both the FOXTEL and AUSTAR services broadens the range of telecommunication and entertainment services we offer to our customers. These arrangements allow us to provide a residential subscription television package to most areas in Australia regardless of geography.

A discussion of competition in the subscription television services market is contained in “Competition — Subscription television”.
International investments
     Our major international investments include:
•	CSL New World Mobility Group, Hong Kong’s leading mobile operator of which we own 76.4%. It has around 2.6 million customers, equating to approximately 32% of Hong Kong’s mobile market. CSL New World Mobility has retained all CSL and New World brands thereby addressing all mobile market segments;

•	TelstraClear, our wholly-owned subsidiary, is the second largest full-service carrier in New Zealand. TelstraClear provides voice, data, Internet, mobile resale, managed services and cable television products and services to the New Zealand market. New Zealand is a an important market for our trans-Tasman customers, and this investment enables these customers to receive end-to-end services;

•	REACH, a 50/50 joint venture with PCCW, which provides outsourcing services in support of Telstra’s and PCCW’s international voice and data services. REACH is also one of the world’s top carriers of international voice traffic. REACH operates and maintains or uses voice and data switching platforms, satellite earth stations and a network of over forty submarine cable and international satellite systems, together with associated landing rights, backhaul, operating licences and bilateral agreements in most international markets;

Last year Telstra and PCCW reported a number of improvements to the REACH operating model, whereby REACH would provide voice and data services to the two shareholders in return for an outsourcing fee on a cost plus mark-up basis. This year has focused on a consolidation of the new operating model. Data volumes continue to grow strongly and voice business volumes are stable.

Telstra and REACH will continue to focus on a range of initiatives aimed at securing comprehensive international voice and data services at low unit cost; and

•	SouFun, a leading real estate and home furnishing website in China, which we purchased a 51 per cent shareholding in on 31 August 2006 as part of our growth strategy for Sensis.
     We also have a 46.9% equity interest in Australia-Japan Cable Holdings Limited, a network cable provider, which owns and operates a fibre optic cable between Australia and Japan.
     Our 35% equity interest in the satellite communications operator, Xantic B.V. (formerly Station 12 B.V.) was divested in fiscal 2006.
Capital Expenditures and Divestitures
     For a discussion of the significant capital expenditures and divestitures we made in the preceding two-year period, refer to “Operating and Financial Review and Prospects — Cash flow”.
Research and development
     We continue to make significant investment in research and development. In fiscal 2006, the estimated spend was A$146 million. We review our project expenditure annually to determine its actual spend on research and development. The expenditure was determined to be A$157 million in fiscal 2005. For a detailed discussion of our research and development, refer to “Operating and Financial Review and Prospects — Research and development”.

Networks and systems
Transformation — Simplifying our infrastructure
Next-generation network (“NGN”)
     In November 2005, we outlined our plans to build a next-generation network and rationalise the more than 300 different network platforms provided by an array of vendors. On 7 August 2006 we announced that we had reached an impasse with the ACCC and as a result the FTTN component of the NGN remains on hold.
     Our current plan is to reduce our network platforms by 60% in three years and 65% in five years. As at 30 June 2006, we had capped or exited 48 of our network platforms exceeding our December 2006 target.
     Over the next five years the NGN initiative aims to remove network duplication and the high level of complexity by transforming our network infrastructure in Australia’s five major cities of Melbourne, Sydney, Adelaide, Brisbane and Perth. The transformation will include:
•	an Internet Protocol (“IP”) core network which will replace today’s dual cores and add new capacity, greater capability, improved reliability and lower cost per unit;

•	an Ethernet network which will aggregate all traffic onto the new IP core supporting what we anticipate to be high throughput demands of next-generation applications and services;

•	a multi service edge, providing common services for customers regardless of access network and connectivity for business services including Frame Relay, ATM and Ethernet;

•	high capacity soft switch platforms which will support voice services and features over the common IP core, provide high capacity and high flexibility platforms.
     We believe the NGN will provide customers a simpler experience, fewer outages, faster services and a consistent experience across multiple devices and networks. This new network will also enable customer access to new and innovative services such as broadband Internet access many times faster than current speeds, multi-channel TV delivered over the Internet and video conferencing.
     This “next-generation network” will continue to be monitored and supported through a largely centralised global operations centre, which has a recovery plan that enables network management to be transferred to an alternate location in the event of an unforeseen disaster.
Mobile telecommunications networks
     We currently own and operate two mobile network platforms, GSM and CDMA. Together, these cover around 98% of the Australian population and serve more than 8 million SIOs. Through CSL New World Mobility Group we also operate mobile services in Hong Kong.
     In November 2005, we committed to simplify our Australian mobile infrastructure and announced the plan to build a national 3GSM 850 MHz wireless network and, therefore, remove duplicate cost of maintaining and upgrading two networks. We launched our 3GSM 850 MHz or NEXT G(TM) wireless network on 6 October 2006.
     The NEXT G(TM) wireless network operates on our GSM platform and uses the 850 MHz radio frequency spectrum. The GSM platform will provide access to higher data speeds, better applications and provide economies of scale. The CDMA network will remain in place until the national NEXT G(TM) wireless network has the same or better coverage than the CDMA network coverage and until at least January 2008. The new network provides coverage to 98% of the Australian population.
     Our GSM digital network operates in the 900MHz and 1800MHz spectrum bands. As at 30 June 2006, our GSM network had approximately 4,750 base stations nationally. We are continuing to expand the capacity and coverage of the GSM network, with just under 500 new base stations established in fiscal 2006.

     Our existing 3GSM service operates in the 2100 MHz spectrum band and with multi-band handsets it is compatible with our NEXT G(TM) wireless network.
Other current networks & infrastructure
Transmission infrastructure
     Our national transmission infrastructure consists of both terrestrial and non-terrestrial transmission systems. Our domestic terrestrial systems are almost exclusively digital and use approximately 4 million kilometres of optical fibre. Our major transmission routes incorporate Synchronous Digital Hierarchy (“SDH”) technology.
     Our international switching and transmission requirements are provided by REACH, which owns international gateway switches in Sydney and an expanding network of switches across Asia, North America and Europe to augment its state-of-the-art global data/IP system. REACH uses satellite communication systems to supplement international traffic capacity where undersea cables are not feasible and to provide route diversity and circuit redundancy, as well as specialist satellite-based applications. REACH utilises satellite earth stations in Australia and Hong Kong, including the largest satellite teleport in Asia.
Public Switched Telephone Network (“PSTN”)
     Our PSTN or fixed network supports voice, facsimile and dial-up data products and we continue to deploy new infrastructure as residential and business areas expand.
     Australia’s geographic characteristics provide unique challenges for the provision of nationwide digital PSTN coverage, overcome by our innovative application of a range of modern technologies. Some 286 digital switching nodes connect customers with each other through a combination of copper, fibre optic, radio and satellite technologies.
     Our network supports a range of switch features which include features such as Call Waiting, Call Return, Abbreviated Dialling and Virtual Private Networks (“VPN”). New types of telephones and customer premises equipment which make these features more accessible and easy to use are continually entering the market.
     The PSTN supports many operator assisted service products such as directory assistance and CallConnect. We are planning to enhance these services with higher levels of automation including the latest in advanced voice recognition technology. The PSTN is also Australia’s lifeline to Emergency 000 services.
     Our PSTN infrastructure in the five major capital cities is expected to evolve over the next five years, from the current technologies to increasingly utilising an IP core network and IP access switching to replace our traditional exchanges.
     We utilise CDMA-based wireless local loop technology in regional Australia as part of our contract with the Commonwealth to improve communications in extended zones. With the deployment of 3G mobile network technology we will have a similar capability after the CDMA network is phased out in early 2008 to ensure continuation of this type of service. In more remote areas satellite will continue to be used for providing calling and internet services.
Integrated Services Digital Network (“ISDN”)
     ISDN is a flexible, switched digital network. The integrated nature of this network means that ISDN can support many applications at the same time while using a single access point to the network, including traditional telephony as well as various data applications such as videoconferencing, Internet access and EFTPOS.
     The ISDN network is available to approximately 96% of the Australian population. ISDN provides an end-to-end digital connection that allows us to deliver minimum 64Kbps connections to customers.
Intelligent Network (“IN”) platforms
     We operate a number of IN platforms that support a range of services across fixed, mobile and messaging services including:
•	inbound services such as Telstra Freecall(R) 1800, Priority(R) One3, Priority(R) 1300 and InfoCall(R) 190;

•	Telstra prepaid mobile, Pre-paid Plus;

•	calling cards (Telecard(R));

•	prepaid cards (Phoneaway(R), Say G’day(R));

•	information services numbers;

•	number portability;

•	mobile VPN, mobile voicemail;

•	advanced network routing; and

•	screening functions.
     Our inbound services are important to our major business customers because they support their call centre and customer service operations. Our Contact centre enablement services, include network-based speech recognition, interactive voice response solutions, computer telephony integration and advanced call routing services.
Data networks
     We operate a number of data networks including a:
•	Switched Data Network (“SDN”);

•	National Transaction Switching Network; and

•	Digital Data Network (“DDN”).
     Our SDN comprises approximately 857 switches linked to access multiplexers at more than 130 sites around Australia. It is the backbone for numerous IP WAN services, supporting a range of access types from the fixed ATM and frame services for domestic and global use to Dynamic Dial, ADSL, wireless services and value-added features including firewalls, hosting, Messenger, IP Voice and IP Video.
     Our retail customers use ATM and frame relay data services on the SDN to build wide-area corporate data networks. Our wholesale customers use the SDN as an element of their own retail offerings.
     Our National Transaction Switching Network is suitable for electronic funds transfer and inventory applications. This network provides dedicated and dial-up access in a secure environment, suitable for transmitting transactions.
     Our DDN, with its fully integrated management system, provides dedicated secure site-to-site transmission at speeds ranging from 1200bps up to 2Mbps. This network has extensive coverage, with more than 2,500 points of presence nationally across Australia for both Telstra retail DDS and Telstra Wholesale Data Access Radial (“DAR”) products.
     In addition, the DDN is the underlying access infrastructure for our Accelerated Frame Relay product using our large network reach over multiple access technologies such as G.Shdsl, HDSL and optic fibre to enable customer access into the SDN core network.
     The DDN and SDN will be replaced and customers migrated to new products as part of our transformation strategy.
Internet Protocol /Multiprotocol Label Switching (“IP/MPLS”) networks
     We operate a national Internet full IP routed network, which provides the backbone for all of our Telstra Internet Direct services and all Telstra BigPond(R) Internet offerings, as well as Telstra Wholesale’s Internet products. Our Internet backbone network connects to the rest of the Internet via the international links provided by REACH and connects domestically via peering links with peer ISPs.
     We also operate an MPLS (Multiprotocol Label Switching) based Routed Data Network (“RDN”) which supports both our internal IP network as well as our suite of IP Products under the name of IP Solutions. The RDN is also used to deliver IP Metropolitan Area Network (“IPMAN”) and Ethernet MAN services along with our interstate IP Wide Area Network (“IPWAN”). We offer a Government IP solution providing a direct fibre-based IP Network for use by Government agencies in Metropolitan and regional locations.
     The RDN supports the delivery of retail and wholesale Ethernet based products nationally.
     As part of the transformation, our Internet backbone network and the RDN will be replaced by a single IP/MPLS core.
IP Voice Solutions
     We have provided a hosted open-standards IP Telephony solution for our corporate customers since 2003.
     The IP Voice Solutions are delivered using a common Internet Protocol network utilising a Next-generation Network architecture.
Broadband network
     We deliver broadband capability through HFC, ADSL, Wireless and satellite services. Our HFC broadband network passes approximately 2.8 million homes and businesses. The optic fibre component of this broadband network consists of two forward and one return path fibre. The HFC network is designed to provide two-way transmission for interactive services and high-speed data downloads, currently up to 17Mbps via BigPond(R) Cable Extreme service.
     ADSL is a broadband technology using the existing copper line technology that also delivers PSTN services. ADSL deployment commenced in August 2000 and we achieved our target coverage for fiscal 2006 with over 2,300 ADSL enabled exchanges sites.
     We also offer satellite broadband services via both a two-way satellite service and a satellite download/dial-up backchannel in areas of Australia for customers who are unable to access broadband via cable, ADSL or Wireless.
Digital Video Network
     Our Digital Video Network is an optical fibre network used by video broadcasters and aggregators for the transmission and distribution of their content. The capabilities of the network allow for seamless sharing of content between approved broadcasters as well as transmission of the content by means of high grade encoding techniques.
Electromagnetic energy (“EME”)
     Certain reports have suggested that EME emissions from mobile phone base stations and radio communications facilities (including handsets) may have adverse health consequences for users and the community. We rely on the expert advice of national and international health authorities such as the Australian Radiation Protection and Nuclear Safety Agency (“ARPANSA”) and the World Health Organisation (“WHO”) for overall assessments of health and safety impacts of EME. The current consensus is that there is no substantiated scientific evidence of health effects from the EME generated by radio frequency technology, including mobile phones and base stations, when used in accordance with applicable standards.
     We are committed to being open and transparent on all issues relating to EME emissions. We comply with all relevant radio frequency standards and have comprehensive policies and procedures to protect the health and safety of the community and our employees.
     Together with other Australian mobile carriers, through the Mobile Carriers Forum (“MCF”), we have implemented a process to help ensure compliance with the Australian Communications Media Authority (“ACMA”) electromagnetic radiation framework and the Australian Communications Industry Forum (“ACIF”) code of practice for radio communications infrastructure deployment. We developed tools to assist compliance, such as the National Site Archive and National Antenna database, which have been adopted by the MCF.

     We have developed base station EME software that calculates environmental emission levels in a matter of seconds. Our RF-MAP(TM) software enables operators, local authorities and community groups to assess the environmental impacts of mobile phone base stations and confirm compliance with safety standards. We have given copies of our RF-MAP(TM) software to national and international health authorities as well as community and Government organisations, reflecting our commitment to sharing expertise and providing the community with easy to use solutions.
     We are also active participants on national and international EME standards bodies and research institutions.
Property, plant and equipment
Overview
     A large part of our network is constructed on land occupied under our statutory powers and immunities. We also own and occupy land that includes strategic sites, such as the properties on which our telephone exchanges are located. As at 30 June 2006, we owned 5,233 freehold sites and occupied 8,870 sites on a leasehold or other basis. Most of our sites are related directly to our telecommunications operations and are used for housing network equipment of various types, such as telephone exchanges, transmission stations, microwave radio equipment and mobile radio repeater equipment. Some of our operational sites are on leased land or land that we have access to by statutory right or other formal or informal arrangement. In addition to our operational sites, we own or lease a range of properties used for office accommodation, storage and other miscellaneous purposes which are discussed in “Operating and Financial Review and Prospects-Contractual obligations and commercial commitments”.
Land access powers and immunities
     The land access powers and immunities conferred on carriers by the Telecommunications Act 1997 (Cwth) (Telecommunications Act) are limited specific activities involving inspection and survey of land, maintenance of facilities and installation of “low impact” facilities as prescribed by the Telecommunications Low Impact Facilities Determination 1997. For activities not covered by the land access powers and immunities regime, we must obtain all necessary consents, including the consent of the relevant town planning authority as well as from the owner of the land, before network construction activities may commence. Where the network-related activities are to occur in areas of indigenous cultural heritage or on land where native title exists the relevant stakeholders are consulted. In areas of environmental significance, the Department of Environment and Heritage are also consulted and notified. The consultation period must be considered when determining activity timeframes. We have comprehensive land access procedures and systems to enable staff and contractors to comply with relevant legislation when undertaking network related activities.
Environmental issues
     Environmental aspects covering the handling and storage of dangerous goods, noise from fixed plant, visual amenity and disposal of waste (including obsolete and decommissioned equipment) are required to be managed as part of operating and maintaining plant and equipment on occupied sites. We manage the potential risks associated with these environmental aspects through various control procedures. Incident processes are in place to minimise the potential impacts of environmental incidents. New equipment undergoes an environment assessment before being implemented into the network. Sites to be divested undergo environmental assessment and, if appropriate, remediation, prior to sale.
     We are aware of no current significant environmental issues that impede the utilisation or integrity of our network operation.
Legal Proceedings
C7 litigation
     In November 2002, Seven Network Limited and C7 Pty Limited (“Seven”) commenced litigation against us and various other parties (“the respondents”) in relation to the contracts and arrangements between us and some of those other parties relating to the right to broadcast the Australian Football League and National Rugby League, the contract between FOXTEL and us for the provision of broadband HFC cable services (the “Broadband Co-operation Agreement”) and other matters.
     Seven seeks damages and other relief, including that some of these contracts and arrangements are void. Seven also seeks orders which would, in effect, require a significant restructure of the subscription television/sports rights markets in Australia. Expert reports filed by Seven were at one time used to suggest that Seven sought total damages of around A$1.1 billion. However, some significant components of this expert evidence have since been ruled inadmissible by the trial judge and many of the facts on which Seven’s loss claim is based are contested. In addition to denying liability at all, the respondents have filed expert reports to the effect that, even if liability were found to exist, damages should be assessed at a very significantly lesser amount. If Seven obtained any order for damages or legal costs affecting us, the liability arising from that order may subsequently be apportioned between the relevant respondents, with us bearing only a portion of the total liability. Final oral submissions were completed in early October and we are awaiting judgement. In light of the progress of this case to date, we consider that it is unlikely to have any material effect on our overall business or financial position.
Shareholder class action
     In January 2006, a shareholder commenced a representative proceeding in the Federal Court against us. The statement of claim alleges that we breached the Corporations Act and the ASX Listing Rules between 11 August and 7 September 2005 by failing to disclose to the ASX or in our fiscal 2005 full year accounts (1) that our CEO, Mr Trujillo had formed an opinion that there had been past deficiencies in operating expenditure and capital expenditure on telecommunications infrastructure, (2) that our CEO had forecast a significant and accelerating decline in our PSTN business, and (3) that we had communicated these matters to the Commonwealth. The claim seeks orders for compensation for the class of shareholders who bought shares between 11 August and 7 September 2005. The proceeding is at an early stage, and is considered unlikely to have any material effect on our overall business or financial position. We are vigorously defending the claim.
Competition notice regarding line access
     Refer “Regulation — Conduct regulation”.
Other
     We are also involved in routine litigation. Governmental authorities and other parties threaten and issue legal proceedings against us from time to time.
     We do not consider that there are any current proceedings that could materially adversely affect our overall business or financial position.
Employees
     We are one of Australia’s largest employers. As at 30 June 2006, the Telstra Group employed 40,996 full-time employees. We also engage employees under flexible work arrangements including casual, supplementary and part-time employees. As at 30 June 2006, the Telstra Group had engaged the equivalent of 3,456 full-time employees under these flexible arrangements. In total, as at 30 June 2006, the Telstra Group’s full-time equivalent (FTE) employee total was 44,452 which is 1,775 less than at the same time in 2005, where the equivalent FTE employee number totalled 46,227.
     We also use contractors and agency arrangements to round out our total workforce. Including IT contractors, non-IT contractors, staff on agency arrangements, full-time employees and employed equivalents, we had a total workforce of 49,443 as at 30 June 2006 and a total workforce of 52,705 as at 30 June 2005.
     More than 90% of our employees work in Australia. However, we also have international interests, with employees in New Zealand, Asia and other locations as follows:

	As at 30 June
	2006	2005
New Zealand	1,395	1,508
Asia	1,884	1,060
Other	233	298
     The following table summarises full-time employees and equivalents in Australia and overseas for the past five financial years:

	As at 30 June
	2006	2005	2004	2003	2002
Full-time Australian based employees of the Telstra Group	37,599	39,680	35,774	36,781	40,084
Full-time equivalent total for the Telstra Group	44,452	46,227	41,488	41,620	44,595

Superannuation
     Our employees receive superannuation contributions that are either more generous than or comply with our legal obligations. The majority of our Australian employees are members of the Telstra Superannuation Scheme, our default fund, or in the case of some employees who were employed prior to 1990, the Commonwealth Superannuation Scheme. Refer “Relationship with the Commonwealth — The Commonwealth as shareholder”.
     During fiscal 2006, we implemented Choice of Superannuation Fund in accordance with the legislation, which came into effect in July 2005. While the legislation allows for certain categories of our employees to be exempted, we extended this flexibility to as many employees as possible, subject to other legislative restrictions.
Employee Relations
     In September 2005, a new Enterprise Agreement (“EA”) was certified by the Australian Industrial Relations Commission. This EA covers approximately 50% of our employees, has a nominal expiry date of September 2008 and provides pay increases of 2.5% each year over a three-year period.
     Amendments to the Workplace Relations Act 2006 (Work Choices) were enacted on 27 March 2006. We have adjusted relevant terms and conditions of employment in accordance with the new Work Choices requirements.
Occupational Health and Safety
     We believe that the successful prevention of work-related injury and illness is achieved through a balance of robust management systems, engaged employees and committed managers. Telstra Care, our health and safety management system, focuses on leadership in safety, together with measurable accountabilities, through all levels of management. Each year we undertake an extensive schedule of occupational health and safety audits with the aim of continually improving safety at work. For the last nine years, the results have shown year-on-year improvement, which has a high correlation to our decrease in Lost Time Injuries.
     Under our Telstra Care health and safety management system, in fiscal 2006 we have:
•	completed more than 57 external occupational health and safety audits across office and field based areas throughout Australia, taking the total to over 723 since the audit program commenced in December 1997;

•	included in this are 8 audits of our contractor management systems

•	further enhanced and simplified our successful office health, safety and environment planning to assist managers in achieving safe workplaces;
     As a result of the continuous improvement through the Telstra Group’s activities, during fiscal 2006:
•	Lost-Time Injuries (“LTIs”) reduced by 21% to 157;

•	The 12 month moving average of Lost-Time Injury Frequency Rate (measured by the number of LTIs per million hours worked) reduced from 3.2 to 2.7; and

•	The number of open claims has been reduced to 1796. This is a significant milestone as it is the first time since 1988, when we became a self-insurer that the number of open claims has fallen below 2000.
     In line with Commonwealth OHS Reporting, the following work-related incidents were reported in fiscal 2006:
•	42 employees were absent from work as a result of an incident for more than a month;

•	68 employees required emergency medical treatment or treatment in a hospital; and

•	201 dangerous occurrences were reported. These are work-related incidents that could have caused death, serious injury or incapacity to a person, but did not. Notably, we have a policy of reporting incidents quickly and often investigation reveals that the potential severity of an incident was less than initially estimated.

     Our focus is to rigorously identify the risks to our people and to manage those risks appropriately.
Annual general meeting
     Telstra’s annual general meeting was held on 14 November 2006. The following items of business were considered at that meeting:
•	Chairman and CEO presentations;

•	Remuneration Report;

•	discussion of financial statements and reports;

•	election and re-election of directors; and

•	proposed new constitution
     At the time of the annual general meeting, the Commonwealth held approximately 51.8% of Telstra’s shares.
     The results of the annual general meeting were as follows:
•	adoption of the Remuneration Report;

•	election of Mr Geoffrey Cousins and re-election of the following persons as directors:
1.	Mr Charles Macek

2.	Dr John Stocker

3.	Mr Peter Willcox

4.	Mr John Zeglis
•	adoption of the proposed new constitution.

Competition
Overview
     Telstra operates in a number of highly competitive markets. There is no restriction on the number of carriers or carriage service providers (“CSPs”) in the Australian market, or on the types of products and services they may supply. Many of our competitors are subsidiaries of large, foreign-owned multinationals. Their presence in the Australian market, along with a myriad of smaller players (notably hundreds of ISPs), contributes to rigorous competition. There is not only competition within specific product offerings, but between them, as customers are substituting one method of communication for another, such as mobile for basic access at home. While the overall communication market has grown in size, our market share has declined due to competition. Further, the traditionally high-margin PSTN market is shrinking.
     In summary, as at 30 June 2006, we estimate our retail market shares in the products and services we provide to be as follows:

	Retail Market Share
	2006	2005	2004
Basic access services	71%	73%	75%
Local calls	71%	73%	74%
Domestic long distance minutes	63%	62%	65%
International long distance minutes	50%	51%	52%
Mobile services(1)	43%	45%	46%
Internet services (retail broadband)(2)	44%	41%	41%
Data revenue(3)	62%	62%	64%
Subscription television services(4)	60%	60%	58%
Sensis advertising(5)	N/A	13%	13%

(1)	Based on Telstra, Optus, Vodafone and Hutchinson data.

(2)	Retail broadband includes BigPond(R) Broadband and retail business broadband services like Telstra Mobile Broadband, Internet Direct and Hyperconnect.

(3)	Excludes ISDN but includes some wholesale revenues.

(4)	FOXTEL excludes services provided on a wholesale basis to other providers such as Optus TV.

(5)	2006 data not available as of the date of this Form 20-F. Figures are for 31 December.
Basic access and local calls
     Historically, we faced limited competition in basic access and local calls services. Today we compete for business and residential customers primarily in large cities, because our competitors have built networks or have access to networks in those areas. Local number portability has contributed to facilities and network-based competition. We also face increasing competition from fixed Voice over Internet Protocol (“VoIP”) call operators.
National long distance and international services
     Our market share for national long distance and international telephone services has been eroded by fierce competition as competitors build switching and build or lease transmission capacity. In most cases, the PSTN originating and terminating access is purchased from us on a wholesale basis. We also compete in this market with a number of operators who sell international calling cards direct to the public via retail outlets.
Mobile telecommunications services
     The mobile telecommunications market is highly competitive. Optus, Vodafone and Hutchison own networks, and several CSPs specialise in the resale of mobile services. We estimate that market penetration as of 30 June 2006 was 96%. The rate of growth in voice services in operation is slowing considerably. Mobile service providers are looking to future growth in revenue from high speed data usage by existing subscribers. We expect that our new high speed NEXT G(TM) wireless network will provide differentiation in the mobile market, through greater coverage, faster speeds and new value-added services.

     Spectrum is required for mobile services and is auctioned by ACMA from time to time. Limits may be imposed upon the amounts of spectrum we or other bidders may purchase.
Data access services
     The Australian data access market is competitive. Customer demand for new growth data services based on DSL, Ethernet or IP-based solutions is increasing. Competition is intense in these growth areas, particularly across niche product solutions and specific geographic areas. Several DSL network providers are offering DSL based VPN services as an alternative to frame relay or leased line data connections. Others are offering Voice over DSL (“VoDSL”) and in the future will likely offer integrated voice and data bundles. Nine of our competitors have outlined for consideration a model to build a jointly owned FTTN network to deliver broadband services to a large number of customers. The Commonwealth has announced a A$878 million scheme to subsidise Internet service providers to supply broadband services in regional, remote and rural Australia. This scheme is likely to increase facilities and network-based competition.
Internet access services
     The ISP market in Australia is diverse and highly competitive with over 700 ISPs, ranging in size from very small to substantial. For Internet access services, differentiation includes quality of service, price, speed, voice bundles, value added services, content and availability of local call access and associated information or transaction services.
     We provide both dial-up and broadband Internet access services using a range of ADSL, cable, wireless and satellite technologies.
Online services
     We compete with domestic and international companies for online, content and web hosting services. We seek to differentiate ourselves through factors including brand recognition and the entertainment, educational and commercial value of our content. In response to increasing competition in the market for content, we have formed alliances with providers of content such as sport and music to deliver additional value to our customers.
Wholesale services
     The wholesale market is becoming more competitive with 30 carriers including Optus and PowerTel having invested in infrastructure which enables them to offer wholesale products and services. Telstra Wholesale has more than 500 customers, including approximately 400 ISPs. Telstra Wholesale is focused on the delivery of communication services to intermediaries operating in Australia and offers approximately 40 wholesale-only products. Competition is strong in the wholesale provision of transmission services. Wholesale prices are generally falling as new competitors enter the wholesale services market.
Subscription television
     FOXTEL (of which we own 50%) and Optus are the main providers of subscription television services over cable in largely overlapping areas.
     AUSTAR distributes subscription television through digital satellite systems in regional areas. FOXTEL and AUSTAR compete only in limited areas.
     FOXTEL is the leading subscription television provider in Australia. It has more than 1.25 million subscribers using both cable and satellite (aggregating FOXTEL’s retail and wholesale customers). In fiscal 2006, FOXTEL increased its subscribers by more than 10%. Digital services provide more choice to subscribers and greater revenue to FOXTEL. All FOXTEL services will be digital by March 2007.
     Subscription television providers compete with free-to-air television operators. Free-to-air television operators are given priority in the telecasting of most major sports programs. From 2007, they will be allowed to broadcast an additional channel each.

Advertising, Directories and Information Services
     Sensis, our directories and search business, operates within the highly competitive Australian advertising market. We face competition in automotive, travel and general merchandise markets from a number of print and online businesses. We also face competition from a variety of print and online directories and search businesses. The brands and intellectual property of Sensis are very important to its business and Sensis will consider all avenues open to it to defend those rights.
     Competing directory providers have access to CSP subscriber contact details from the Integrated Public Number Database (“IPND”) which we maintain as a requirement of our carrier licence.
Payphones
     Our payphones business faces increasing competition from new entrants, the increasing use of calling cards that erode payphones revenues, and increased mobile usage.

Regulation
Overview
     Current regulations were largely set in 1997 when the structure of the Australian telecommunications market was substantially different than it is today. In our view, those regulations significantly diminish shareholder value by increasing our costs and reducing the opportunity for us to earn revenue and grow, and undermine the development of a sustainably competitive and financially healthy industry. We face substantial regulatory risks in our business which have had, and we expect will continue to have, a significant adverse effect on our operations and financial performance. This is an issue with which management is seriously concerned and committed to seek reform on behalf of our shareholders.
     There are three key areas of regulatory impact:
•	Access regulation: the ACCC can require compulsory competitor access to our networks at prices arbitrated by the ACCC if the parties fail to agree. We believe that those prices have been significantly less than our calculations of the efficient costs of supply and effectively provide our competitors with heavily subsidised access to our investments. There is no right to a merits review of ACCC decisions to require access or arbitrate prices. The ACCC may hold a public inquiry at any time into whether compulsory competitor access to our NEXT G(TM) wireless network should be required. In addition, the uncertainty associated with the access regime meant that we decided we were not able to build our proposed A$3 billion fibre to the node (“FTTN”) network despite the substantial operational savings and incremental revenues for us and the significant benefits for Australia in the widespread availability of high speed broadband services;

•	Conduct regulation: Telstra and the ACCC differ in critical instances in their views as to what amounts to anti-competitive conduct in breach of the TPA. For example, the ACCC has stated that it has reason to believe that, by raising our basic access prices to competitors without a similar increase in retail prices, we have engaged in anti-competitive conduct. In our view, an increase in access prices to allow a greater recovery of our costs is not anti-competitive conduct. We believe that should the ACCC allege that we have engaged in anti-competitive conduct, it will rely on the potential of very large fines in an endeavour to have us modify what we consider to be normal commercial behaviour.

The ACCC may in the future regard other of our conduct as a breach of the TPA. In addition, the Communications Minister has a broad power to vary our operational separation plan subject only to the aims and objects of the legislation which are very broad. Any such variation could allow the Minister to determine the way we conduct our business; and

•	Social regulation: as the former national telecommunications carrier, some regulations are specific to us and do not apply to our competitors. For example, we are subject to retail price controls and are obliged to make certain uneconomic services available in rural and remote areas without in our view receiving a fair contribution to costs from our competitors.
     We are regulated as a carrier and as a carriage service provider (“CSP”). A description of principal industry regulators is set out at the end of this Regulation section.
Access regulation
     Part XIC of the TPA is an access regime specific to the telecommunications industry.
Declaration of services
     The ACCC may declare that a particular telecommunications service of a carrier or CSP is a declared service and so must be supplied to access seekers upon request. A carrier or CSP is not able to seek a merits review of such declarations.
     The main services declared by the ACCC are:
•	PSTN originating and terminating access (“PSTN OTA”);

•	mobile terminating access service (“MTAS”);

•	transmission capacity (except links between mainland capital cities and some routes between capital cities and regional centres) on various bandwidths;

•	certain digital data access service;

•	an unconditioned local loop service (“ULLS”) allowing access seekers exclusive use of copper wires which connect customer premises;

•	a spectrum sharing service (“SSS”) allowing an access seeker to supply broadband services to customers while the access provider supplies voice services to the customer;

•	local carriage services (“LCS”) (except in central business districts);

•	wholesale line rental (“WLR”) (except in central business districts); and

•	an analogue subscription television broadcast service.
   FTTN
     On 15 November 2005, we announced our next-generation network including an extensive FTTN network to provide high speed broadband services in Australia’s five largest cities. The rollout of the FTTN network was, however, subject to obtaining what we viewed a reasonable regulatory outcome including acceptable guarantees about what services would have to be provided to competitors under the access regime and how much they would be required to pay. No such outcome was achieved, and accordingly, on 7 August 2006, we announced that the discussions with the ACCC to allow this investment to proceed had failed. We have made clear that we would not invest in an FTTN network unless we were satisfied that our costs would be recognised (especially those we incur in providing services to rural, regional and remote Australia) and could be recovered.
   3G
     The ACCC may hold a public inquiry at any time into whether mandated competitor roaming on or other access to our NEXT G(TM) wireless network should be required, despite the market for mobile services being highly competitive. If roaming or other access were mandated, we would lose the competitive advantage of the wider coverage of our NEXT G(TM) wireless network, despite having made a substantial investment in that network. A loss of this ability would have a substantial impact on our mobile revenues. In fiscal 2006, we grew mobile revenues by A$284 million. We believe future growth in mobile revenues would be severely compromised by mandated roaming as would our ability to grow or even hold mobile market shares. Further, depending on the extent to which competitors acquire mandated roaming rather than invest in their own 3G network, this could result in significant additional mobile and transmission network capital expenditure requirements on us.
   LCS
     In July 2006, the ACCC extended the declaration of LCS by three years and declared WLR for the first time for the same period —despite the growing level of facilities and network-based competition and the fact that line rental had for many years been available from us on a commercial basis.
   Future declarations
     If the ACCC believes that it would promote the long-term interests of end users, it may declare other services, such as a high-speed broadband service using ADSL2+ or HFC cable network. We believe that such declarations would be unwarranted.
Terms and conditions of access
     Part XIC of the TPA also empowers the ACCC to determine the terms of access to the declared services, taking into account such criteria as the long term interests of end users. For example, the ACCC has issued Model Terms and Conditions (price and non-price) for core declared services, such as the ULLS, PSTN OTA and LCS. It has also published pricing principles for various declared services informing the industry of how prices for these services are likely to be determined by the ACCC in an arbitration.
     In most cases, the ACCC proposes that the prices of declared services should be cost based to reflect the total service long run incremental cost (“TSLRIC”) of providing the service. In applying the TSLRIC methodology, we have often disagreed with the

ACCC’s calculation of our TSLRIC costs of providing declared services. For some services, such as the LCS and WLR, the ACCC has adopted a Retail Minus Retail Costs (“RMRC”) approach, which has for some services the potential to deliver a price that is below our calculation of the TSLRIC of the service.
     The legislation also allows the Minister to make a pricing determination setting out compulsory principles for establishing access prices that must be followed by the ACCC. To date, no Ministerial pricing determination has ever been issued.
     In relation to bilateral negotiations, Part XIC gives primacy to commercial negotiations; however, if negotiations are unsuccessful, the ACCC has the power to arbitrate the terms and conditions of access which are in dispute. The ACCC can issue interim and final determinations in an arbitration. Final determinations may be backdated to the date negotiations between the parties commenced. In addition, while arbitration proceedings are confidential between the parties, the ACCC has the ability to publish any determination it makes.
     An adverse outcome in an arbitration would harm us in terms of lower wholesale revenues and a greater ability for our wholesale customers to be competitive in retail markets. It would also weaken our position in negotiating access prices with other wholesale customers.
     An access provider of a declared service may also lodge an undertaking with the ACCC, setting out the terms and conditions upon which it proposes to provide a declared service. If that undertaking is accepted by the ACCC, then any determination made by the ACCC in an arbitration must be consistent with the terms of the accepted undertaking. While it is not possible to apply to the Australian Competition Tribunal (“ACT”) for a merits review of an arbitral decision of the ACCC, we have the right to a merits review by the ACT of a rejection by the ACCC of an access undertaking.
   Unconditioned Local Loop Service (“ULLS”)
     ULLS allows our competitors to install their equipment in our exchanges and provide voice and broadband services to retail customers, bypassing much of our network and allowing them to compete aggressively in the retail market place. As at 30 June 2006, our competitors had installed equipment in over 80% of exchanges in band 2, giving them coverage of around 92% of PSTN lines in band 2 exchanges. We estimate that this coverage in band 2 will increase to around 95% by 30 June 2007. In total, competitors have installed equipment in around 555 exchanges across Australia, and we estimate that by 30 June 2007, this number will increase to over 1,000 exchanges across Australia.
     The ACCC has over time reduced the prices it believes we should charge for ULLS, although many of our costs of providing ULLS (such as fuel, copper and labour) have increased significantly over that time. In addition, the ACCC has indicated that we should charge different prices in different areas for ULLS, despite the fact that we are effectively required to charge the same residential and business retail prices for a basic line rental service throughout Australia. This will enable our competitors to target customers in higher density areas where access prices are low, leaving us to provide services to many customers in high cost, low density areas at the same retail price as in metropolitan areas — without what Telstra believes to be adequate compensation from the universal service obligation regime (see below).
     In December 2005, we submitted a ULLS access undertaking with a single (or averaged) price of A$30 per month for all areas. On 28 August 2006, the ACCC issued a final decision, rejecting the undertaking on the basis that it was not satisfied that our costs and the averaging of those costs were reasonable. The ACCC did not give an indication of what prices it would regard as reasonable. We have appealed that rejection to the ACT.
     In addition, Primus, Optus, Chime, PowerTel, XYZed, Request, Macquarie and NEC are each in arbitration with us claiming that our charges for ULLS are too high. In August 2006, the ACCC made binding interim decisions in several of these arbitrations that prices remain deaveraged and that the price in band 2 (the metropolitan area — where the greatest number of ULLS services will be provided) be reduced from A$22 per month to A$17.70 per month. There is a risk of the final decisions setting a lower price. We will consider all avenues open to us to challenge any such outcome.
     Following these decisions, we revised our earnings outlook for fiscal 2007, with EBIT growth revised to between 2% and 4% from between 4% and 6% (subject to various assumptions), illustrating that adverse regulatory decisions by the ACCC can have an immediate and significant adverse effect on Telstra’s business. Refer “Operating and Financial Review and Prospects — Outlook”.

     As an illustration of the longer term impact of such an adverse regulatory decision, management estimates that ULLS implemented in band 2 in accordance with the ACCC’s interim pricing would lead to an estimated A$2.5 billion reduction in Telstra’s enterprise value. This estimate assumes that 20% of PSTN customers are served by ULLS by 2015 and a band 2 access price of A$17.70 per month as compared with the earlier price of A$22 per month. The calculation considers the first order impacts of the price reduction for wholesale services and assumes a full flow through of the reduced access price to retail PSTN and broadband prices by us and our competitors.
     The impact of such ACCC pricing in subsequent years would be greater due to increased uptake of ULLS by access seekers.
   Spectrum Sharing Service (“SSS”)
     The ACCC has applied TSLRIC pricing principles to the SSS. In December 2005, the ACCC rejected our SSS monthly charges undertaking of A$9, which was consistent with the range of indicative prices previously published by the ACCC for the service. We unsuccessfully appealed this rejection to the ACT.
     Primus, Chime, Request, Amcom, Agile and Adam Internet are each in arbitration with us claiming that our charges for SSS are too high. The issues covered by these arbitrations relate to the appropriate price payable for the monthly charge for SSS, the connection price for SSS, as well as some non-price terms. On 6 October 2006, the ACCC issued two draft interim decisions reducing the monthly charge to A$3.20. If this significant reduction is confirmed, we believe there will be accelerated growth in SSS enabling our competitors to provide broadband and VoIP services, placing retail pricing pressure on us, while we are restricted to supplying basic access services.
   PSTN Originating & Terminating Access (“PSTN OTA”)
     The ACCC has published pricing principles for PSTN OTA, stating TSLRIC as the appropriate methodology for determining the price of the service. We had an access undertaking accepted by the ACCC for the price of PSTN OTA, which expired on 30 June 2006.
     In March 2006, we filed a new undertaking with the ACCC, seeking new prices and a new pricing structure for the service. The undertaking sets out new prices which would operate for two years from 1 July 2006. The prices propose an increase from the previous prices that applied, reflecting our efficient costs of providing the service, and recognizing the falling volume of traffic on the network. In July 2006, the ACCC indicated in its draft indicative prices that the headline rate should be A$0.01 per minute compared to a headline rate in our proposed undertaking of A$0.0218 per minute. In September 2006, the ACCC gave a draft decision rejecting the undertaking.
     Optus has notified an access dispute to the ACCC in relation to the price payable to us for PSTN OTA.
   Local Carriage Service (“LCS”) and Wholesale Line Rental (“WLR”)
     In June 2005, our accepted undertaking for the price of the LCS expired. We filed a new undertaking with the ACCC in conjunction with its PSTN OTA price, setting out a lower price for the LCS, which would apply from 1 July 2006. The LCS price reflects our view of the RMRC approach the ACCC might adopt in determining the LCS price for the period of the undertaking.
     In July 2006, the ACCC indicated its draft view that the price of LCS should be A$0.1769 per call, calculated on an RMRC basis, pending the implementation of a cost based pricing approach. While this compares well with the price in our proposed undertaking of A$0.0928 per call, the LCS is usually provided in conjunction with WLR and the ACCC has indicated its draft view that the price of WLR should be A$23.57 per month residential and A$26.30 per month business, calculated on an RMRC basis (pending the implementation of a cost based pricing approach) compared with our price charged of A$27.60 residential and A$31.77 business per month. Rebalancing in this way by reducing fixed charges and increasing usage charges would be detrimental to us. In September 2006, the ACCC gave a draft decision rejecting the LCS undertaking.
     Optus has notified access disputes to the ACCC in relation to the terms and conditions of access for the supply by Telstra of LCS and WLR.

   Mobile terminating access service (“MTAS”)
     The ACCC has published pricing principles for MTAS of A$0.15 per minute for calendar 2006 and A$0.12 per minute for the first six months of 2007. MTAS is an input into the fixed-to-mobile and mobile-to-mobile services provided by us to our customers. The ACCC has rejected undertakings by Optus, Vodafone and Hutchison, each of which seek to claim prices in excess of the indicative prices published by the ACCC (for example, Optus has sought A$0.17 per minute for calendar 2007). Optus and Vodafone have appealed the ACCC’s rejection of their undertakings to the ACT. We have intervened in these proceedings, and the hearings commenced in August 2006. On 22 November 2006, the ACT released its decision confirming the ACCCs decision to reject Optus’ undertaking. A decision relating to Vodafone’s undertaking is expected by 21 January 2007.
     We are also engaged in arbitrations against Optus, Vodafone and Hutchison, claiming that the MTAS prices they are seeking to charge for calendar 2006 are too high. Recently, the ACCC issued draft final decisions broadly consistent with the ACCC’s pricing principles.
   Transmission capacity
     Chime has filed an arbitration against us, claiming our transmission capacity charges are too high.
Conduct regulation
   Competition rule
     In addition to the general requirements of trade practices law, a carrier must not engage in anti-competitive conduct in breach of the competition rule. A carrier may be in breach of the competition rule if it:
•	contravenes general trade practices rules relating to anti-competitive conduct in respect of a telecommunications market (including the use of market power for an anti-competitive purpose); or

•	has a substantial degree of market power and takes advantage of that power with the effect or likely effect of substantially lessening competition in any telecommunications market, taking into account other conduct with such an effect.
     The ACCC can issue a Part A competition notice if it has reason to believe that a carrier has contravened the competition rule.
     The ACCC can also issue a Part B competition notice which will be more detailed than a Part A notice; and it is the presumptive evidence of the information in it that can be used in court proceedings against the carrier.
     Any person (including competitors) may apply at any time to the Federal Court for an injunction to restrain a contravention of the competition rule, whether or not a competition notice has been issued.
     A carrier may be liable to pay penalties imposed by the Federal Court of up to A$10 million plus A$1 million per day of contravention or, if the contravention lasts for more than 21 days, up to A$31 million plus A$3 million per day (up to a maximum period of one year), and may also be liable for compensatory damages to affected competitors, if:
•	it continues to engage in conduct that is the subject of a competition notice after the notice comes into effect; and

•	the Federal Court finds that the conduct is in breach of the competition rule.
     In Telstra’s view, the amount of any penalty imposed by the Federal Court is likely to be significantly less than the maximums set.
     In December 2005, we increased our prices for line access provided to our competitors without a similar increase in our retail prices, in order to price closer to our average costs of providing that access. The ACCC appears to allege that these increases left insufficient margin for our competitors in the retail market even though there is still a profit margin for our competitors in reselling line rental as a part of a bundled package along with local, long distance and fixed-to-mobile calls. The ACCC has argued that our conduct is taking advantage of substantial market power which has or is likely to have the effect of substantially lessening competition in the retail market, and that therefore we are in breach of the competition rule. On 12 April 2006, the ACCC issued a competition notice against us to this effect. The ACCC may take us to the Federal Court for this alleged breach. The maximum potential penalties that the Federal Court could impose exceed A$470 million as at 30 September 2006 and are increasing at A$3 million per day. Optus Networks Pty Ltd (ACN 008 570 330) has issued proceedings in the Federal Court which, in part, rely on the competition notice and seek damages, a refund and an injunction preventing us from charging the increased prices and recovering our costs. We will vigorously defend these proceedings and any enforcement proceedings which may be brought by the ACCC, on the basis that we have not breached the competition rule simply by moving our prices closer to our average cost of providing access.
     We have also claimed that the competition notice should be set aside for uncertainty and that the ACCC did not accord us procedural fairness by failing to properly consult with us prior to the issue of the notice. The ACCC argues that it has complied with all of its duties of procedural fairness and natural justice. If this challenge is successful, the ACCC will still be able to issue a fresh competition notice but only after proper consultation.
   Record-keeping rules
     We are required by the ACCC to keep detailed financial statements in respect of several wholesale and retail services. We must report periodically to the ACCC on imputation testing to establish the adequacy of the margin, between our wholesale and retail prices as part of the accounting separation provisions. If there is an inadequate margin the ACCC can investigate to see if we have breached the competition rule. We are also required to keep detailed records and report to the ACCC comparing our performance in providing and maintaining basic access and ADSL services to retail and wholesale customers. Our imputation tests and performance reports are published by the ACCC.
     We estimate that compliance with the ACCC record-keeping rules costs us A$2.3 million per annum. Most of this expense is associated with accounting separation. To date, there has been no indication whether this requirement will be removed in light of the introduction of operational separation.
   Operational separation
     While the Commonwealth has firmly rejected calls for the Telstra wholesale and resale businesses to be placed in separate ownership, in September 2005, legislation was passed mandating the operation of separate retail, wholesale and network business units (operational separation). We prepared an operational separation plan which was adopted by the Communications Minister in June 2006. In general, the plan covers:
•	the requirement to keep various business units separate;

•	measures we have adopted to ensure that the standard of delivery of services and information to wholesale customers is equivalent to that for retail customers;

•	a price equivalence framework directed towards providing assurance that we are behaving legitimately in the pricing of particular services; and

•	provisions to ensure that we provide equivalent operational quality, fault detection and rectification and service activation and provisioning for retail and wholesale customers of those services.
     We are also required to establish and publish notional contracts between our network services, wholesale and retail business units as a means of achieving equivalence in operational quality, fault detection and rectification and service activation and provisioning.
     The operational separation provisions place an additional burden on us with numerous restrictions imposed on the way we run our business. An important risk with operational separation lies in the power of the Communications Minister to make such variations to our operational separation plan as could allow the Communications Minister to determine the way we conduct our business, subject only to the aims and objects of the legislation which are very broad.
Social Policy Regulations
   Retail price restrictions
     The Communications Minister has set retail price controls on some of our services that apply until 30 June 2009. These price controls do not apply to our competitors.

     A basket of our line rentals, local, national, international and fixed-to-mobile calls is subject to an overall price freeze. Up to 30 June 2007, some services are subject to a price cap of 1.5 × CPI, and, between 1 July 2007 and 30 June 2009 our basic line rental products and connection services may be increased only by the rate of inflation. These caps may limit our ability to increase line rental charges to recover their full cost and to rebalance our charging between line rentals and call charges. We are required to offer a basic line rental service to residential and business customers at the same price throughout Australia. In addition, we must offer a standard line rental to residential customers, charity customers and schools.
     In addition, we are subject to the following regulations:
•	The ACCC has powers to monitor and report on our compliance with price controls and has broad discretion to determine methodologies that specify how the price controls to which we are subject are to operate.

•	We are not permitted to charge more than A$0.50 (including GST) for a local call from a public payphone or (in most cases) more than A$0.22 (including GST) for an untimed local call from any other service.

•	Our price for local calls provided in non- metropolitan areas must not exceed the price charged by us in metropolitan areas.

•	We cannot charge more than A$0.22 (including GST) for certain calls made to an Internet service provider using an 0198 access number.

•	We cannot impose or alter a charge for a directory assistance service without notifying the Communications Minister who may disallow such changes.
     All CSPs must offer untimed calls to residential and charity customers for all local calls and to business customers for local voice calls.
     The extent to which we face facilities or network-based competition varies significantly across the country. In many areas there is substantial alternative network investment reflecting higher population densities. We are effectively required to charge the same price for a basic line rental service for all retail customers across Australia, without what we believe to be adequate compensation from the universal service obligation regime (see below).
   Carrier licences
     All carriers must as a condition of their carrier licence comply with the Telecommunications Act, the Telecommunications (Consumer Protection and Service Standards) Act and their access obligations under the TPA. The Communications Minister has broad powers to impose further conditions on any carrier licence. Any breach of a licence condition is subject to a penalty of up to A$10 million imposed by the Federal Court.
   Local presence licence condition
     In 2005, the Communications Minister issued a licence condition requiring us to maintain a local presence in regional, rural and remote Australia, to the extent that this is broadly compatible with our overall commercial interests and does not impose undue financial or administrative burdens on us. The licence condition requires us to prepare a plan setting out how we will fulfil the condition for approval by the Communications Minister. We are required to take all reasonable steps to comply with our approved plan.
   Universal service and digital data service obligations
     We have an obligation to fulfil the universal service obligation (“USO”) and the Digital Data Service Obligation (“DDSO”) throughout the whole of Australia. We must ensure that standard voice services, payphones and a digital data service with a speed broadly equivalent to 64kbps are reasonably accessible to all people in Australia on an equitable basis, wherever they reside or carry on business. We must also take into account the needs of customers with disabilities. We are required to submit plans to ACMA and the Communications Minister for their approval which set out how we will fulfil the USO and DDSO throughout Australia.

     Our net losses that result from supplying services under the USO and DDSO are required to be shared among all carriers according to their size by revenue. The other participating carriers typically pay around 30% of the net USO cost. The universal service subsidies are determined by the Communications Minister and historically have been significantly less than our actual costs in meeting the USO and DDSO and the costs last modelled by ACMA. The last time ACMA undertook a detailed costing of the USO, it estimated the total USO cost to be A$548 million per annum, although we estimate the cost to be significantly higher. The capped costs for fiscal 2006 to fiscal 2008 are A$171.4 million, A$157.7 million and A$145.1 million respectively.
   Customer service guarantee (“CSG”)
     ACMA has made mandatory standards for CSPs in relation to the connection and repair of standard voice telephone services and the keeping of customer appointments. From 31 October 2006, the damages payable for CSG breach include: up to A$24.20 for a missed appointment and up to A$24.20 for each working day of delay up to five working days and up to A$48.40 per working day of delay after that for delayed connection or repair. Damages cannot exceed A$25,000 per customer for each contravention.
     We alone must also comply with a network reliability framework set by the Communications Minister which imposes obligations for the monitoring, prevention and remedying of CSG faults.
   Principal industry regulators
     The Communications Minister is primarily responsible for telecommunications industry policy and legislation and has very broad discretionary powers to make rules and licence conditions and to give directions, a breach of which is subject to a penalty imposed by the Federal Court of up to A$10 million.
     The ACCC administers the TPA which regulates competition generally and includes specific provisions governing conduct in the telecommunications industry and mandated access to certain telecommunications services. The ACCC also administers retail price control arrangements that apply only to us.
     ACMA was formed on 1 July 2005, assuming the functions previously held by the Australian Communications Authority and the Australian Broadcasting Authority. ACMA is responsible for regulating the technical aspects of the telecommunications industry. Importantly, ACMA also administers spectrum use policy and the issuing of spectrum licences, which are of critical importance to mobile telecommunications.
     ACMA may give written directions to carriers and CSPs requiring them to comply with various provisions of the Telecommunications Act, the Telecommunications (Consumer Protection and Service Standards) Act and their licence conditions. Breach of such a direction is subject to a penalty imposed by the Federal Court of up to A$10 million.
     The ACCC and ACMA are independent statutory agencies and the ACCC is in general not subject to ministerial oversight or direction. The Telecommunications Industry Ombudsman is an industry-funded body established to investigate and resolve retail customer complaints about telecommunications services and carrier land access disputes. Participation is mandatory for all carriers and most CSPs.
     The industry also self-regulates through codes and standards. An industry body, the Australian Communications Industry Forum (“ACIF”), has developed many codes regulating detailed technical and operational aspects of the telecommunications industry in areas such as billing accuracy, churn, credit management and customer transfer. On 1 September 2006, ACIF merged with the Service Providers Association Incorporated (“SPAN”) and formed the Communications Alliance.
     ACMA registers ACIF codes under the Telecommunications Act and has the power to direct carriers or CSPs in breach of a code to comply. Breach of a direction is subject to a penalty of up to A$250,000 imposed by the Federal Court.
   Offshore subsidiaries
     Our international operations are subject to regulation and licensing requirements in Hong Kong, Japan, Singapore, New Zealand and the United Kingdom. We are also subject to regulation and licensing requirements by the US Federal Communications Commission and state regulators in the states of New York, Texas and California.

     Some of these licenses may require notification or approvals from the relevant regulators and related governmental departments in respect of any change in control resulting from the completion of the T3 Global Offering and the Commonwealth’s transfer of its shares in Telstra to the Future Fund. Some of the consents required in relation to our United States and Singapore regulatory licenses and related agreements may not be obtained when required, in which case fines and other penalties may be imposed. There is a risk that these licenses and related arrangements may also be cancelled. While we do not believe that the relevant businesses make a significant contribution to our financial results, if one or more of REACH’s licenses were cancelled, this could have a significant effect on the carriage of our international voice and data traffic.

Directors and Management
Directors
     As of 29 November 2006, our directors were as follows:

			Year of Initial	Year Last
Name	Age	Position	Appointment	Re-elected(1)
Donald G McGauchie	56	Chairman	1998	2005
Sol Trujillo(2)	55	Chief Executive Officer	2005	2005
Geoffrey Cousins	62	Director	2006	—
Belinda J Hutchinson	53	Director	2001	2004
Catherine B Livingstone	51	Director	2000	2005
Charles Macek	59	Director	2001	2006
John W Stocker	61	Director	1996	2006
Peter J Willcox	61	Director	2006	—
John D Zeglis	59	Director	2006	—

(1)	Other than the CEO, one-third of directors are subject to re-election by rotation each year.

(2)	Sol Trujillo was appointed Chief Executive Officer 1 July 2005.
     A brief biography for each of the directors and the company secretary as of 29 November 2007, is presented below:
   Donald G McGauchie — AO
     Mr McGauchie joined Telstra as a non-executive director in September 1998 and was appointed as chairman in July 2004. He is Chairman of the Nomination Committee and is a member of the Remuneration Committee.
•	Experience: Mr McGauchie has wide commercial experience within the food processing, commodity trading, finance and telecommunication sectors. He also has extensive public policy experience, having previously held several high-level advisory positions to the government including the Prime Minister’s Supermarket to Asia Council, the Foreign Affairs Council and the Trade Policy Advisory Council.

•	Directorships of other listed companies — current: Director, James Hardie Industries NV (since 2003) and Nufarm Limited (since 2003).

•	Directorships of listed companies — past three years: Deputy chairman, Ridley Corporation Limited (1998-2004); director, National Foods Limited (2000-2005) and Graincorp Limited (1999-2003).

•	Other: Current: director, Reserve Bank of Australia; Partner, C&E McGauchie — Terrick West Estate. Former: President of the National Farmers Federation (1994-1998); Chairman, Rural Finance Corporation (2003-2004). Awarded the Centenary Medal for service to Australian society through agriculture and business in 2003. Appointed an officer in the general division of the Order of Australia in 2004.
   Solomon D Trujillo — BSc, BBus, MBA, Hon Doctor of Law Degrees (University of Wyoming, University of Colorado).
     Mr Trujillo joined Telstra as CEO on 1 July 2005.
•	Experience: Mr Trujillo has spent his career in the communications sector where he managed fixed-line, wireless, broadband and directory businesses and served as a leader in the shift to market-based management. He most recently served as CEO of Orange SA, one of Europe’s leading wireless companies. Mr Trujillo was Chairman and CEO of US West until he retired in July 2000 after the company’s merger with Qwest Communications.

•	Directorships of other listed companies — current: Target Corporation (since 1994).

•	Directorships of listed companies — past three years: Director, Electronic Data Systems Corporation (EDS) (2005-2005),

            PepsiCo Inc. (2000-2005), Orange SA (2001-2005) and Gannett Co Inc (2002-2006).
•	Other: Current: Member, World Economic Forum (since 2005) and UCLA’s School of Public Affairs (since 2000); Trustee, Boston College; Director, Tomas Rivera Policy Institute (since 1991). Recipient, the Ronald H. Brown Corporate Bridge Builder Award in 1999 from President Clinton for his lifetime commitment as an advocate of workplace diversity.
Geoffrey Cousins
     Mr Cousins was elected as a non-executive director of Telstra at the company’s annual general meeting held on 14 November 2006.
•	Experience: Mr Cousins has more than 26 years experience as a company director. Mr Cousins was previously the Chairman of George Patterson Australia and is a former Director of Publishing and Broadcasting Limited, the Seven Network, Hoyts Cinemas group and NM Rothschild & Sons Limited. He was the first Chief Executive of Optus Vision and before that held a number of executive positions at George Patterson, including Chief Executive of George Patterson Australia.

•	Directorships of other listed companies — current: Insurance Australia Group Limited (since 2000).

•	Directorships of listed companies — past three years: Globe International Limited (2001-2003).

•	Other: Mr Cousins was previously a consultant to the Prime Minster and is a director of the Cure Cancer Australia Foundation.
Belinda J Hutchinson — BEc, FCA
     Ms Hutchinson joined Telstra as a non-executive director in November 2001. She has been a member of the Audit Committee since February 2005.
•	Experience: Ms Hutchinson has had a long association with the banking industry and has been associated with Macquarie Bank since 1993 where she was an executive director. She was previously a Vice President of Citibank Ltd.

•	Directorships of other listed companies — current: Director, QBE Insurance Group Limited (since 1997) and Coles-Myer Ltd (since 2005).

•	Directorships of listed companies — past three years: Director, TAB Limited (1997-2004) and Crane Group Limited (1997-2004).

•	Other: Current: Director, St Vincent’s and Mater Health Sydney Limited (since 2001); President, Library Council of New South Wales (since 2005) (member since 1997); and Consultant, Macquarie Bank Limited (since 1997). Former: Director of Energy Australia Limited (1997-2005).
Catherine B Livingstone — BA (Hons), FCA, FTSE
     Ms Livingstone joined Telstra as non-executive director in November 2000. She is a member of the Audit Committee and the Technology Committee.
•	Experience: Ms Livingstone has a degree in accounting and has held several finance and general management roles predominantly in the medical devices sector. Ms Livingstone was the Chief Executive of Cochlear Limited (1994-2000).

•	Directorships of other listed companies — current: Director, Macquarie Bank Limited (since 2003).

•	Directorships of listed companies — past three years: Director, Goodman Fielder Ltd (2000-2003) and Rural Press Limited (2000-2003).

•	Other: Current: chairman, CSIRO (2001- ); Member, Business/Industry/Higher Education Collaboration Committee (BIHECC).

Former: Chairman and Director Australian Business Foundation (2000-2005);

Director, Sydney Institute (1998-2005); former Member, Department of Accounting and Finance Advisory Board Macquarie University.
Charles Macek — BEc, MAdmin, FAICD, FCPA, FAIM, SF Fin, FCA
     Mr Macek joined Telstra as a non-executive director in November 2001. He is a member of the Audit Committee and Nomination Committee and is Chairman of the Remuneration Committee.
•	Experience: Mr Macek has a strong background in economics and has had a long association with the finance and investment industry. His former roles include 16 years as founding Managing Director and Chief Investment Officer and subsequently Chairman of County Investment Management Ltd.

•	Directorships of other listed companies — current: Director, Wesfarmers Ltd (since 2001) and Living Cell Technologies Limited (since 2006).

•	Directorships of listed companies — past three years: Chairman and director, IOOF Holdings Ltd (2002-2003).

•	Other: Current: Chairman, Sustainable Investment Research Institute Pty Ltd (since 2002) and Financial Reporting Council (FRC) (since 2003); Director, Williamson Community Leadership Program Limited (since 2004); Victorian councillor, Australian Institute of Company Directors; Member, New Zealand Accounting Standards Review Board and Investment Committee of Unisuper Ltd.

Former: Chairman, Centre for Eye Research Australia Ltd (1996-2003); director of Famoice Technology Pty Ltd (2001-2004) and Vertex Capital Pty Ltd (2004-2006).
John W Stocker — AO, MB, BSc, BMedSc, PhD, FRACP, FTSE
     Dr Stocker joined Telstra as a non-executive director in October 1996. He is Chairman of the Audit Committee and Technology Committee.
•	Experience: Dr Stocker has had a distinguished career in pharmaceutical research and extensive experience in management of research and development, and its commercialisation including in his roles as Chief Executive of CSIRO (1990-1995) and subsequently as chief scientist for the Commonwealth of Australia (1996-1999).

•	Directorships of other listed companies — current: Chairman, Sigma Pharmaceuticals Ltd (since 2005); director, Circadian Technologies Ltd (since 1996) and Nufarm Limited (since 1998).

•	Directorships of listed companies — past three years: Chairman, Sigma Company Ltd (1998-2005); director, Cambridge Antibody Technology Group plc (1995-2006).

•	Other: Current: Principal, Foursight Associates Pty Ltd.

Former: Chairman, Grape and Wine Research and Development Corporation (1997-2004).
Peter J Willcox — MA, FAICD
     Mr Willcox joined Telstra as a non-executive director on 17 May 2006.
•	Experience: Mr Willcox holds a masters degree in physics from Cambridge University and following a 28 year career in the international petroleum industry was appointed as CEO of BHP Petroleum Limited, from 1986 to 1994. He has wide and diverse experience as a director and Chairman of Australian and American listed companies. He sits on the advisory board of CVC Asia Pacific (Australia) Limited.

•	Directorships of other listed companies — current: Chairman, Mayne Pharma (since 2005).

•	Directorships of listed companies — past three years: Director, AMP Limited (2002- 2005) and Mayne Group Ltd (2002-2005).

•	Other: Current: Director, CSIRO (2006- ).

Former: Director, Energy Developments Ltd (1994-2002), Lend Lease Corporation (1994-2000); F.H. Faulding & Co Ltd (1996-2001), James Hardie Industries Ltd (1992-2001), North Ltd (1994-2000), Schroders (Australia) Ltd (1994-1999), BHP Ltd (1988-1994) and Woodside Petroleum (1986-1993).
John D Zeglis — BSc Finance, JD Law
     Mr Zeglis joined Telstra as a non-executive director on 17 May 2006.
•	Experience: Mr Zeglis has a legal background, and became partner with the law firm Sidley & Austin in 1978. His qualifications include a BSc in finance from the University of Illinois, and a JD in law from Harvard. Mr Zeglis has had a long and distinguished career in the US telecommunications sector. He joined AT&T in 1984, and was elected as President of AT&T in 1998 and Chairman and CEO of the AT&T Wireless Group in 1999. He continued as CEO of AT&T Wireless until retiring in November 2004 following the company’s sale to Cingular Wireless.

•	Directorships of other listed companies — current: Director, Helmerich & Payne Corporation (since 1989).

•	Directorships of listed companies — past three years: Director, Georgia Pacific Corporation (2001-2005).

•	Other: Current: director, AMX Corporation; (since 2005) and State Farm Automobile Insurance (since 2004).

Former: director, Sara Lee Corporation (1998-2000) and Illinois Power Company (1992-1996).
     The following directors resigned or retired during fiscal 2006:
•	John E Fletcher resigned as a director on 30 June 2006;

•	John T Ralph retired as a director on 11 August 2005;

•	Anthony J Clark retired as a director on 11 August 2005; and

•	Zygmunt E Switkowski resigned as a director on 1 July 2005.
Qualifications and experience of our company secretary
Douglas C Gration — FCIS, BSc, LLB (Hons), GDip AppFin
     Mr Gration was appointed as our company secretary in August 2001. Before joining us, Mr Gration was a partner in a leading national law firm. He specialised in corporate finance and securities law, mergers and acquisitions and joint ventures and other commercial contracts, and played a key role in the T1 and T2 privatisations. Mr Gration also advised on telecommunication regulatory matters. Other roles previously held in Telstra include deputy group general counsel and Infrastructure Services and Wholesale General Counsel.

Senior executives
     As of 29 November 2006, the senior executives who are not directors are:

		Year	Year
		Appointed to a	Appointed to
Name	Position	GMD Position	Telstra
Bruce Akhurst	Group Managing Director Telstra Media Services & CEO, Sensis	1999	1996
Geoff Booth	Group Managing Director, Telstra Country Wide(R)	2006	1973
Phil Burgess	Group Managing Director, Public Policy & Communications	2005	2005
Andrea Grant	Group Managing Director, Human Resources	2005	2005
Holly Kramer	Group Managing Director, Telstra Product Management	2005	2000
Kate McKenzie	Group Managing Director, Telstra Wholesale	2006	2004
Justin Milne	Group Managing Director, Telstra BigPond(R)	2005	2002
David Moffatt	Group Managing Director, Telstra Consumer Marketing & Channels	2001	2001
Michael Rocca	Group Managing Director, Telstra Services	2002	1968
Deena Shiff	Group Managing Director, Telstra Business	2004	1998
John Stanhope	Group Managing Director, Finance & Administration and Chief Financial Officer	2003	1967
William Stewart	Group Managing Director, Strategic Marketing	2005	2005
David Thodey	Group Managing Director, Telstra Enterprise and Government	2001	2001
Greg Winn	Chief Operations Officer	2005	2005
     A brief biography of each of the fourteen Group Managing Directors, including the seven key management personnel who are not directors, as of 29 November 2006 is as follows:
Bruce J Akhurst — LLB, BEc (Hons)
     Bruce Akhurst is the Group Managing Director of Telstra Media Services and Chief Executive Officer of Sensis. Bruce also has management responsibility for our digital media strategy, which includes our 50% interest investment in FOXTEL. In March 2005, Bruce was appointed Chairman of the FOXTEL board. Prior to his appointment as CEO of Sensis, Bruce was Group Managing Director, Telstra Wholesale, BigPond(R) and Media Services and he also headed our Legal and Company Secretariat group and was Telstra’s Group General Counsel. Bruce joined Telstra as General Counsel in 1996 and became Group Managing Director in 1999. Before joining Telstra, he was the Managing Partner at a national law firm. He has an Economics’ degree with Honours, as well as his legal qualification.
Geoff Booth
     Geoff Booth was appointed Group Managing Director of Telstra Country Wide on 1 January 2006 after a 33-year career with Telstra. He served as a Regional Managing Director of Telstra Country Wide since its formation in June 2000, with responsibility for whole-of-business performance in Western Australia, South Australia (for all areas outside Perth and Adelaide) and the Northern Territory. Before moving to Telstra Country Wide, Geoff was National General Manager Business and Government — Energy and Resources, responsible for the sales force that account-managed Telstra’s largest customers in this sector. Prior to this, Geoff was the State Sales Manger, Business and Government in Western Australia.
Phil Burgess — PhD
     Phil Burgess was appointed Group Managing Director, Public Policy & Communications on 15 August 2005. Phil has a long record of leadership in public policy and communications with broad experience as an academic, business executive, media commentator and writer on economic, political and cultural trends in the US and around the world. Prior to his appointment with Telstra, Phil has served most recently as President & Chief Executive of the National Academy of Public Administration in Washington, D.C. Phil also served as President of the Annapolis Institute, a US think tank established in 1993 to help leaders manage change — at every level in both the public and private sectors. Phil also serves as a Visiting Professor of Policy Studies at UCLA’s public policy school, where he teaches in the graduate program on communications and culture.

Andrea Grant — B.Ed, DipTch
     Andrea Grant was appointed Group Managing Director, Human Resources on 31 October 2005. Andrea joined Telstra from GM Holden where she was Executive Director, Human Resources, a position she held since 2001. Before joining GM Holden, Andrea was Human Resources Director of Merck, Sharp & Dohme (New Zealand) Limited. Andrea began her career in human resources in 1984 and has over twenty years experience in the field, working in both Australian and global businesses. Andrea holds a Bachelor of Education Degree and a Post Graduate Diploma in Teaching. In addition she is a graduate of the London Business School’s Advanced Development Programme.
Holly Kramer — BA (Hons), MBA Mktg (Hons)
     Holly Kramer is the Group Managing Director, Telstra Product Management. Most recently, Holly held the role of Managing Director of Products, Wireless & Mobility, where she was accountable for the development and lifecycle management of Telstra’s wireless and mobility products and networks. In her previous position as Chief of Marketing for Telstra Retail, Holly was accountable for the strategic direction and implementation of marketing plans for the consumer and business markets. Before joining Telstra, Holly was General Manager of Marketing and Communications at eCorp. Prior to that, she spent three years as General Manager of Marketing with Ford Australia and five years in various marketing management positions with Ford Motor Company, USA. Holly has a BA (Hons) from Yale University and an MBA Mktg (Hons) from Georgetown University. She is Chair of the Australian Mobile Telecommunications Association (“AMTA”) and sits on the Boards of mNet Corporation and TelstraClear Limited.
Kate McKenzie — BA, LLB
     Kate McKenzie was appointed Group Managing Director, Telstra Wholesale on 16 January 2006. Kate joined Telstra in August 2004 as head of Telstra Regulatory. Within a year she was promoted to the role of Deputy Group Managing Director, Public Policy & Communication. Prior to joining Telstra, Kate was Director General of the NSW Department of Commerce. She previously held positions as the Director General of the NSW Department of Industrial Relations, General Manager of the WorkCover Authority of NSW, and Deputy Director General of the NSW Cabinet Office. During her career, Kate has been involved in the development and implementation of competition policy, energy reform, corporatisation and privatisation and Commonwealth/State negotiations on a range of complex policy issues. Kate holds a Bachelor of Arts/Bachelor of Laws from the University of Sydney.
Justin Milne — BA
     Justin Milne was appointed Group Managing Director of BigPond(R) in December 2005, following three years as BigPond(R) Managing Director. He is responsible for driving the growth of BigPond’s(R)brand and Telstra’s Internet content. Under his direction, BigPond(R) has led the market in developing online content and applications. These efforts have been recognised with several national awards including the 2005 “best ISP” award at the Australian Telecom Awards. Prior to his career at Telstra, Justin was CEO of OzEmail, formerly Telstra’s biggest ISP competitor, and Managing Director of the Microsoft Network in Australia. Justin is a former board member and past president of the Internet Industry Association. He holds a Bachelor of Arts from Flinders University.
David Moffatt — BBus (Mgt), FCPA
     David Moffatt was appointed Group Managing Director of the Consumer & Channels on 1 October 2003. The group’s activities encompass the provision of the full range of telecommunication products, services and communication solutions to consumer customers in Australia. The group also manages the mass market channels including inbound and outbound call centres, Telstra shops and Telstra dealers. David joined Telstra in February 2001 as Chief Financial Officer and Group Managing Director, Finance and Administration. Prior to joining Telstra, David was Chief Executive Officer General Electric, Australia and New Zealand and CEO of GE Capital in Australia and New Zealand. He joined General Electric in 1991. David is a graduate of Queensland University of Technology, with a Bachelor of Business (Management).
Michael Rocca — MBA, DipEng, FAICD
     Michael Rocca is the Group Managing Director for the Telstra Services business unit. Michael was appointed Group Managing Director in August 2002 — an appointment that builds on three decades of experience in telecommunications over a variety of senior executive roles. Telstra Services comprises of approximately 17,000 Telstra staff as well as an extensive contract workforce, and is responsible for the end to end delivery of service to Telstra’s approximately 11 million customers over all of Telstra’s networks, including fixed line, mobile and satellite. Michael holds a Master of Business Administration, a Diploma of Engineering, as well as a range of qualifications in management. He is also a fellow of the Australian Institute of Company Directors.
Deena Shiff — B.Sc (Econ) Hons; B.A. (Law) Hons
     Deena was appointed to the role of Group Managing Director, Telstra Business in January 2006. Prior to that, Deena held the role of Group Managing Director, Telstra Wholesale. Deena started her career in telecommunications with the former OTC Ltd in 1989. Deena held a number of positions in Telstra, including General Manager Corporate Affairs in the International Business Unit. Between 1995 and 1998, Deena was a partner in the Corporate Advisory Section of the law firm Mallesons Stephen Jaques. Deena rejoined Telstra in 1998 as Director of Regulatory. Deena has held a number of non-executive directorships in both the telecommunications industry and other sectors. Deena has a degree from the London School of Economics and a law degree from Cambridge University. She was admitted to the Bar in London in 1981.
John Stanhope — B Com (Economics and Accounting), FCPA, FCA, FAICD, FAIM
     John Stanhope was appointed to the role of Chief Financial Officer and Group Managing Director, Finance & Administration from 1 October 2003. He is responsible for finance, treasury, risk management and assurance, corporate planning, reporting and analysis, business services, investor relations and the Office of the Company Secretary. John previously served as Director, Finance. In this role, which he assumed in 1995, he contributed to T1 and T2, cost reduction programs, growth strategies, debt raising, capital management and organisational restructures. Since joining Telstra in 1967, John has held a range of senior financial management positions including General Manager, Strategy and Finance — Special Business Products; General Manager, Finance and Business Planning — Network Products; and Executive General Manager — Business Support Services. In 2003, John was elected as National President to the Group of 100 for a two year period. He was also appointed as a member of the CPA Australia’s Professional Education Board for a three year term and is chairman of the Business Coalition for Tax Reform. John is a director of Telstra Super, TelstraClear, Sensis Pty Limited and the Telstra Foundation, and is Chairman of CSL New World Mobility Ltd, 3GIS, and REACH. John was appointed as a member of the Financial Reporting Council in 2006.
William J Stewart — B.Sc (Mathematics & Physics)
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
David Thodey — BA, FAICD
     David Thodey joined Telstra in April 2001 as Group Managing Director of Telstra Mobile. He was appointed to the position of Group Managing Director, Telstra Enterprise and Government in December 2002 and is now responsible for our corporate, government and large business customers. Before joining Telstra, David was Chief Executive Officer of IBM Australia/New Zealand and previously held several senior executive marketing and sales positions within IBM. David is the chairman of TelstraClear in New Zealand, and is also the chairman of the KAZ Group. He holds a Bachelor of Arts in Anthropology and English from Victoria University in New Zealand. David attended the Kellogg Post-Graduate School General Management Program at Northwestern University in Chicago.
Greg Winn
     Greg Winn was appointed Telstra’s Chief Operations Officer (“COO”) on 11 August 2005. His responsibilities include Telstra Services, Product Management, Billing, Credit Management, Procurement, Strategic Supplier Relations and Network, Information and Wireless Technologies. Greg also manages the cross company Program Office, and serves as a director of FOXTEL. Greg Winn has more than 30 years experience in the telecommunications industry, with more than ten years experience as a senior operations officer. Prior to joining Telstra, Greg served as Executive Vice President, Operations and Technologies at US West, where he established and led major initiatives to increase productivity through process and technology improvements. Greg held positions in network services, corporate finance, small business services, product management, marketing and sales. Greg attended Arizona State University.
     For a full discussion of the remuneration and benefits we paid our directors and officers, who are our key management personnel, see “Directors and Management — Remuneration”.

Directors’ and senior executives’ shareholdings in Telstra
     As at 29 November 2006, the directors’ and key management personnel’s shareholdings in Telstra are:
Directors

	Number of Shares/IRs Held
	Direct Interest	Indirect Interest(1)	Total
Donald G McGauchie	29,666	71,278	100,944
Sol Trujillo	250,000	—	250,000
Geoffrey Cousins	—	—	—
Belinda J Hutchinson	38,912	195,426	234,338
Catherine B Livingstone	21,637	37,800	59,437
Charles Macek	—	103,704	103,704
John W Stocker	2,953	124,135	127,088
Peter J Willcox	—	44,397	44,397
John D Zeglis	16,500	1,897	18,397

(1)	Shares in which the director does not have a relevant interest, including shares held by director related entities, are excluded from indirect interests.
     Key Management Personnel

	Number of Shares/IRs Held
	Direct Interest	Indirect Interest(1)	Total
Bruce Akhurst	4,880	17,000	21,880
Kate McKenzie	—	—	—
David Moffatt	364,722	—	364,722
Deena Shiff	5,680	—	5,680
John Stanhope	121,674	—	121,674
David Thodey	173,604	800	174,404
Greg Winn	—	—	—

(1)	Shares in which the director does not have a relevant interest, including shares held by director related entities, are excluded from indirect interests.
Remuneration
     Refer to the Remuneration Report filed as part of this Form 20-F.
Corporate Governance and Board Practices
     The Telstra Board is committed to best practice in the area of corporate governance. Our main corporate governance and board practices in place during fiscal 2006 are described in this section and, where appropriate, elsewhere in the Form 20-F, as indicated.
     We regularly review and update our corporate governance practices. The Board evaluates and, where appropriate, implements relevant proposals with the aim of ensuring that we maintain best practice in corporate governance, having regard to developments in market practice as well as new corporate governance requirements and guidance notes issued by the ASX.
     We comply with the ASX Corporate Governance Council’s “Principles of Good Corporate Governance and Best Practice Recommendations” released in March 2003.

The Board of Directors
Role and responsibilities of the Board
     The directors are accountable to shareholders for managing the business of the Company and the Board is responsible to shareholders for our overall strategy, governance and performance. The Board’s role includes:
•	determining the corporate objective which is the foundation for all the actions and decisions of the Board and management;

•	providing strategic direction to Telstra by approving the corporate strategy and associated performance objectives, monitoring developments and approving any variations;

•	approving significant business decisions;

•	approving the annual corporate plan;

•	overseeing the review and update of corporate governance practices and procedures as necessary to support its commitment to best practice corporate governance in Australia and globally;

•	appointing, assessing the performance of and determining the remuneration of the CEO, overseeing the performance of senior management and reviewing management succession plans and senior management remuneration arrangements;

•	overseeing shareholder reporting and communications;

•	requiring appropriate compliance frameworks and controls to be in place and operating effectively;

•	monitoring the integrity of internal control and reporting systems and monitoring strategic risk management systems;

•	reviewing and approving our statutory accounts and overseeing our financial position; and

•	approving decisions concerning our capital, including capital restructures and share buy-backs, and determining our dividend policy.
     The Board has adopted a charter that details the role and responsibilities of the Board and its members.
     The Board has delegated responsibility for day-to-day management of Telstra to the CEO and has put a formal delegations structure in place which sets out the powers delegated to the CEO and those specifically retained by the Board.
Board membership, size and composition
     Our constitution provides for a minimum of three directors. The maximum number of directors is to be fixed by the directors, but may not be more than 13 unless Telstra in general meeting resolves otherwise. The directors must not determine a maximum which is less than the number of directors in office at the time the determination takes effect. We currently have nine directors on the Board.
     The directors may appoint an individual to be a director, either as an addition to the existing directors or to fill a casual vacancy up to the maximum number of directors. Any new director appointed by the Board is subject to election at the next annual general meeting following his or her appointment.
     The tenure of the CEO as a director is linked to his executive office. Under our constitution, no other director may hold office for more than three years or beyond the third annual general meeting following the director’s appointment (whichever is the later) without re-election. We must hold an election of directors each year. If no director would otherwise be required to submit for election or re-election, the director to retire at the annual general meeting is the director who has been longest in office since their last election or appointment (decided by lot as between directors who were last elected or appointed on the same day).

     Prior to each annual general meeting, the Board will determine if the Board will recommend to the shareholders that they vote in favour of the re-election of the directors due to stand for re-election, having regard to those directors’ annual performance reviews and any other matters it considers relevant.
     The Nomination Committee may negotiate the retirement or resignation of individual directors after consultation with the Board. However, the Board’s general policy on Board membership for non-executive directors is that, in general, directors are encouraged to retire at 72 years of age and the maximum tenure is 12 years (usually four terms of three years).
     A brief biography for each director setting out their experience and expertise, together with details of the year of initial appointment and re-election (where applicable) of each director, is outlined in “Directors and Management — Directors”.
Role of the chairman
     The chairman is an independent director and is appointed by the Board. The chairman’s principal responsibilities are to ensure that the Board fulfils its obligations under the Board Charter and as required under the relevant legislation and to provide appropriate leadership to the Board and Telstra. The chairman also has specific responsibilities which include:
•	representing the views of the Board to all shareholders and maintaining appropriate ongoing contact with major shareholders to ensure the Board understands their views;

•	establishing the timetable and working with the CEO and company secretary to agree the agenda for Board meetings;

•	chairing Board meetings and shareholder meetings;

•	facilitating Board discussions with the aim of ensuring that:
•	the discussions are conducted in an open and professional manner where directors are encouraged to express their views, leading to objective, robust analysis and debate; and

•	the core issues facing us are addressed;
•	working with the CEO to ensure that the CEO provides the Board with the information it requires to contribute effectively to the Board decision making process and to monitor the effective implementation of Board decisions;

•	guiding and promoting the on-going effectiveness and development of the Board and individual directors; and

•	ensuring that the meetings of shareholders are conducted in an open and proper manner with appropriate opportunity to ask questions.
Director Independence
     It is the Board’s current policy that the CEO is the only executive director. It is also the Board’s current intention that the non-executive directors are also independent directors as defined in the Board Charter. With the exception of the CEO, all directors are non-executive directors. With the exception of Mr. Geoffrey Cousins who only recently joined the Board on 14 November 2006, each non-executive director is considered by the Board to be independent. The Board has not yet assessed Mr. Cousins' independence.
     Generally speaking, an independent director is a director who is independent of management and free of any interest and business or other relationship that could, or could reasonably be perceived to, materially interfere with the exercise of the director’s unfettered and independent judgment, and ability to act in our best interests.
     The Board, at least annually, assesses the independence of each director. In assessing each director’s independence, the Board considers the effect of a director’s business and other relationships and interests from both our perspective and that of the director and has regard to a specific set of criteria set out in the Board Charter. These criteria are consistent with the definition of independence set out in the best practice recommendations of the ASX Corporate Governance Council and the requirements of the NYSE. Materiality is assessed on a case-by-case basis from both our perspective and that of the relevant director and having regard to the director’s individual circumstances.

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
Performance Evaluation
     The Board regularly reviews its performance (including its performance against the requirements of the Board Charter), the performance of individual committees and the performance of individual directors. In fiscal 2006, the Board engaged an external consultant to facilitate this review.
     As noted earlier, the Board makes recommendations to shareholders regarding the re-election of directors having regard to the outcome of such reviews.
Declaration of Interests
     Directors are required to take all reasonable steps to avoid actual, potential or perceived conflicts of interest.
     The Corporations Act, our constitution and the Board Charter require directors to disclose any conflicts of interest and, in certain circumstances, to abstain from participating in any discussion or voting on matters in which they have a material personal interest. A director who believes he or she may have ceased to be independent, or who believes that he or she may have a conflict of interest or material personal interest in a matter, is required to disclose the matter in accordance with the relevant Corporations Act and constitutional requirements and follow the procedures developed by the Board to deal with such circumstances.
Board access to management and independent professional advice
     Directors have complete access to our senior management through the chairman, CEO or company secretary at any time. In addition to regular presentations by senior management to Board and Board committee meetings, directors may seek briefings from senior management on specific matters.
     The Board has the authority to conduct or direct any investigation required to fulfil its responsibilities and has the ability to retain, at our expense, such legal, accounting or other advisers, consultants or experts as it considers necessary from time to time in the performance of its duties. Further, each director has the right to seek independent professional advice at our expense, subject to the prior approval of the chairman. All committees of the Board have access to independent professional advice on this basis.
Committees of the Board
     The Board committees assist the Board in the discharge of its responsibilities. The role of Board committees is to advise and make recommendations to the Board. There are four standing committees:
•	Audit Committee;

•	Nomination Committee;

•	Remuneration Committee; and

•	Technology Committee.
     Details of the members of the Board committees during fiscal 2006 and their qualifications, committee meetings held in fiscal 2006 and the attendance of each committee member are set out in the Directors’ report included in this Form 20-F. Following each committee meeting, the Board receives a report from the committee on its activities.

     Each committee operates in accordance with a written charter approved by the Board. The Board appoints the members and the chairman of each committee. Membership of the Audit, Nomination and Remuneration Committees is confined to directors who are determined by the Board to be independent as defined in the Board Charter.
     The role, function, charter, performance and membership of each committee are reviewed on an annual basis as part of the Board’s evaluation process. Each committee:
•	undertakes an annual assessment of its performance against the requirements of its charter and provides that information to the Board; and

•	reviews and assesses the adequacy of its charter annually, discusses any required changes with the Board and ensures any revisions to the charter are approved by the Board.
     In accordance with its policy of regular review, revisions to the charters for the Board and each committee were approved by the Board in June 2006.
Audit Committee
Role and responsibilities of the Audit Committee
     The Audit Committee is a committee of the Board established to:
•	assist the Board in discharging its responsibilities by monitoring and advising on:
•	financial reporting including:
•	the integrity, truth and fairness of the view given by our consolidated financial statements;

•	the integrity of our financial systems and processes; and

•	the appropriateness of our accounting policies and practices and consistency with current and emerging accounting standards;
•	our overall risk management process and the management of specific risk areas as directed by the Board;

•	the effectiveness and operation of our internal controls over financial operations and reporting;

•	the effectiveness and operation of other aspects of our internal control environment as it sees fit;

•	compliance with legal and regulatory requirements and company policies;

•	the external audit including the external auditors’ qualifications, scope, independence and performance and the non-audit services disclosures to be made in our annual report including the reasons for being satisfied that the auditors’ independence was not compromised by the provision of these services;

•	the objectivity and performance of the internal audit function; and

•	the structure and operation of our corporate governance framework and related disclosures;
•	provide a forum for communication between the Board, management and both the internal and external auditors; and

•	provide a conduit to the Board for external advice on audit, risk management and compliance matters.
     The Audit Committee approves the provision of recurring audit services as part of the annual approval of the audit plan. Additional audit and non-audit services are pre-approved by the Audit Committee provided they fall within a defined list of services specified by the Audit Committee. Those additional audit and non-audit services that are not listed have to be specifically approved by the Audit

Committee prior to the commencement of any engagement. In addition, all non-audit services with a value over A$100,000 must be separately approved by the Audit Committee, even if the service is listed as a pre-approved service.
Composition and membership of the Audit Committee
     It is Board policy that the Audit Committee is comprised of at least three Board members, all of whom are independent as defined in the Board Charter and who will not, other than in his or her capacity as a member of the Board, Audit Committee or any other Board committee:
•	accept directly or indirectly any consulting, advisory or other compensatory fee from us or any of our subsidiaries or any Board committee; or

•	be an affiliated person of us or any of our subsidiaries.
     Each member is required to:
•	be financially literate (i.e.; able to read and understand financial statements) and have sufficient financial knowledge to allow them to discharge their duties and actively challenge information presented by management, internal and external auditors;

•	have a reasonable knowledge of us, the industries in which we operate and our risks and controls; and

•	have the capacity to devote the required time and attention to prepare for and attend committee meetings.
     In addition, the chairman of the Audit Committee must not be the chairman of the Board and no director may serve as a member of the Audit Committee if that director serves on the audit committee of more than two other public companies.
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
Meetings of the Audit Committee
     Scheduled Audit Committee meetings are held on a regular basis, as determined annually in advance by the Board, scheduled to correspond with our financial reporting cycle. Additional meetings are also held as required.
     Other members of the Board are entitled to attend Audit Committee meetings and the Audit Committee may ask management, the external auditors and/or others to attend meetings and provide such input and advice as required. The Audit Committee regularly meets with the internal auditor and the external auditors in the absence of management.
Relationship with external auditor
     During fiscal 2006 it was a legislative requirement that the Auditor-General of Australia be our auditor for the purposes of the Australian Corporations Act. The Auditor-General appointed an agent, Ernst & Young, to assist in performing independent external audit duties.
     Following the sale by the Commonwealth of its shares in Telstra in the T3 Global Offering in November 2006, the Auditor-General has resigned as our auditor. Telstra has appointed Ernst & Young as auditor for Australian Corporations Act purposes subject to confirmation at our 2007 Annual General Meeting.. The following sections describe the arrangements in place with the Auditor-General and Ernst & Young as they applied during fiscal 2006.

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
Restrictions on performance of non-audit services and auditor independence
     The Audit Committee approves the provision of recurring audit services as part of the annual approval of the audit plan. Additional audit and non-audit services are pre-approved by the Audit Committee provided they fall within a defined list of services specified by the Audit Committee. Those additional audit and non-audit services that are not listed have to be specifically approved by the Audit Committee prior to the commencement of any engagement. In addition, all non-audit services with a value over A$100,000 must be separately approved by the Audit Committee, even if the service is listed as a pre-approved service. The Auditor-General does not provide non-audit services. Ernst & Young does provide non-audit services, but is specifically prohibited from performing any of the following services: (i) bookkeeping services and other services related to preparing Telstra’s accounting records or financial statements, (ii) financial information system design and implementation services, (iii) appraisal or valuation services, fairness opinions, or contribution in kind reports, (iv) actuarial services, (v) internal audit services, (vi) management function or human resources, (vii) broker or dealer, investment adviser, or investment banking services, (viii) taxation advice of a strategic or tax planning nature and (ix) legal services or expert services unrelated to the audit.
     In addition, Ernst & Young may only provide non-audit services if the performance of the non-audit service will not cause the total annual revenue to Ernst & Young from non-audit work to exceed the aggregate annual amount of Ernst & Young’s audit fees. The Audit Committee will not approve the provision of a non-audit service by Ernst & Young if the provision of the service would compromise Ernst & Young’s independence. The provision of non-audit services by Ernst & Young is monitored by the Audit Committee via bi-annual reports to the Audit Committee. In addition, where engagements involve services from the defined list of services, these are reported to the Audit Committee at the following meeting. The Audit Committee expects the Auditor-General and requires Ernst & Young to submit annually to the Audit Committee a formal written report delineating all relationships between the Auditor-General, Ernst & Young and the Telstra Group. This includes: (i) a listing of all audit and non-audit fees billed by the Auditor General and Ernst & Young in the most recent fiscal year, (ii) a statement on whether the Auditor General and Ernst & Young are satisfied that the provision of the audit and any non-audit services is compatible with auditor independence and (iii) a statement regarding the Auditor General’s and Ernst & Young’s internal quality control procedures.
     The Audit Committee submits annually to the Board a formal written report detailing the nature and amount of any non-audit services rendered by Ernst & Young during the most recent fiscal year and an explanation of why the provision of these non-audit services is compatible with auditor independence. If applicable, the Audit Committee recommends that the Board take appropriate action in response to the Audit Committee’s report to satisfy itself of Ernst & Young’s independence. Details of amounts paid or payable to the auditor for non-audit services provided during the year are located in note 8 to our consolidated financial statements.
External Auditor Rotation
     As noted above, until recently it was a legislative requirement that the Auditor-General be our auditor for the purposes of the Australian Corporations Act, As a result, the Auditor-General was not subject to rotation. During fiscal 2004 we, together with the Auditor-General, conducted a tender process in respect of our audit requirements and Ernst & Young was reappointed as the Auditor-General’s sub-contractor to assist the Auditor-General with our audit functions in Australia and as our auditor for our US and other overseas auditing requirements. It is our policy that a competitive tender for audit services is conducted every three to five years. The last rotation of the lead audit partner of our audit also occurred in fiscal 2004.
External Auditors’ Attendance at Annual General Meeting
     Our external auditors attend our annual general meeting and are available to answer shareholder questions about the conduct of our audit and the preparation and content of the auditor’s report.

Audit Committee Processes
     The Audit Committee:
•	at least annually meets separately with our external auditors to discuss any matters that the Audit Committee or our auditors believe should be discussed privately;

•	reviews the Directors’ report section of our annual report and considers whether the information is clearly understood and consistent with the Audit Committee’s knowledge about us and our operations. In addition, prior to release, the Audit Committee reviews key elements of other related regulatory filings and discusses them with the external auditors as appropriate; and

•	reviews the interim and annual consolidated financial statements and preliminary announcements and discusses them with the external auditors prior to their release to determine whether they are complete, reflect appropriate accounting principles, contain appropriate disclosures and are consistent with the information known to the Audit Committee.
Nomination Committee
Role and responsibilities of the Nomination Committee
     The Nomination Committee is a committee of the Board established to assist the Board in discharging its responsibilities by monitoring and advising on:
•	composition and performance of the Board;

•	director independence; and

•	appointment of the CEO.
Composition and membership of the Nomination Committee
     It is Board policy that the Nomination Committee is comprised of at least three Board members including the chairman of the Board, all of whom are independent as defined in the Board Charter.
     Each member is expected to:
•	have a reasonable knowledge of us and the industries in which we operate; and

•	have the capacity to devote the required time and attention to prepare for and attend committee meetings.
Meetings of the Nomination Committee
     Meetings are held on a regular basis, as determined annually in advance by the Board. Additional meetings are also held as required.
     Other members of the Board are entitled to attend Nomination Committee meetings and the Nomination Committee may invite other people including any of our employees to its meetings, as it deems necessary. However, if a person has a material personal interest in a matter that is being considered at a meeting, he/she must not be present for consideration of that matter.
Remuneration Committee
Role and responsibilities of the Remuneration Committee
     The Remuneration Committee is a committee of the Board established to assist the Board in discharging its responsibilities by monitoring and advising on:
•	remuneration of the Board;

•	performance and remuneration of the CEO;

•	performance and remuneration of senior management;

•	remuneration strategies, practices and disclosures generally; and

•	employee share and option plans.
     The Committee also exercises the administrative powers delegated to it by the Board under our share option plans and, in certain circumstances, makes offers to employees under those plans.
Composition and membership of the Remuneration Committee
     It is Board policy that the Committee is comprised of at least three Board members including the chairman of the Board, all of whom are independent as defined in the Board Charter.
     Each member is expected to:
•	be familiar with the current legal and regulatory disclosure requirements in relation to remuneration;

•	have adequate knowledge of executive remuneration issues, including executive retention and termination policies, and short-term and long-term incentive arrangements;

•	have a reasonable knowledge of us and the industries in which we operate; and

•	have the capacity to devote the required time and attention to prepare for and attend committee meetings.
Meetings of the Remuneration Committee
     Meetings are held on a regular basis, as determined annually in advance by the Board, scheduled to correspond with our remuneration review and reporting cycle. Additional meetings are also held as required.
     Other members of the Board are entitled to attend Remuneration Committee meetings and the Remuneration Committee may invite other people including any of our employees to its meetings, as it deems necessary. However, if a person has a material personal interest in a matter that is being considered at a meeting, he/she must not be present for consideration of that matter.
Our Remuneration Framework
     Information in relation to our remuneration framework (including information regarding our remuneration strategy and policies and their relationship to our performance), together with details of the remuneration paid to Board members and senior executives who were our key management personnel during fiscal 2006, can be found in “Directors and Management — Remuneration”.
     Each year, the Board reviews our CEO’s performance against agreed measures and considers the CEO’s compensation and entitlement to performance based remuneration. Each year, the CEO undertakes a similar exercise in relation to senior management. The results of the CEO’s annual performance review of senior management are considered by the Board.
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
     Primary responsibility for risk oversight and management lies with our management, who periodically review and update their significant business risks. The risk management and assurance function also plays a key role in this process by developing, promoting and transferring a common language and approach to the business units. This enables management to proactively identify, manage and control their risks. The Audit Committee regularly receives reports independently prepared by the risk management and assurance function on significant business risks with an evaluation as to the adequacy and effective operation of controls that are in place surrounding the strategies applied by business units to manage these risks.
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
     We use insurance to transfer significant risk exposures arising in the key areas of property, public and product liability, and directors’ and officers’ liability and this is also managed on a group basis through the central treasury function. In view of our size, we accept substantial “excess levels” and do not insure for risks that we can readily accommodate. Some risks cannot be effectively insured such as potential claims in relation to electromagnetic energy and business interruption.
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
In fiscal 2006, these committees adopted detailed and documented procedures for reviewing and evaluating our disclosure controls and procedures and on a regular basis briefed and obtained the input of the CFO and, through him, the CEO on progress and issues arising from these procedures. In addition, regular reports on these procedures and relevant findings were provided to the Audit Committee. The design and operation of these procedures was reviewed and assessed by our internal audit function, and as part of the due diligence procedures for the T3 Global Offering or other means involving external third party experts as appropriate.
Our management, including the CEO and CFO, have reviewed and evaluated the effectiveness of our disclosure controls and procedures as of the end of fiscal 2006. Based on that review and evaluation, the CEO and CFO have concluded that our disclosure controls and procedures are effective in providing them with all material information required to be disclosed in accordance with the US Securities Exchange Act of 1934, on a timely basis.
Changes in internal controls over financial reporting
There have been no changes in our internal control over financial reporting during the period covered by this Form 20-F that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting, other than that in the course of their review of disclosure controls and procedures outlined above, the CEO & CFO noted that, in response to the implementation of A-IFRS, changes were made in relation to the internal controls over financial reporting for Treasury transactions with the introduction of monthly and quarterly IFRS reconciliations, quarterly valuation of borrowings based on market yields, and quarterly effectiveness testing.

Telstra Values, Telstra Business Principles and company policies
     We provide guidance to our directors, senior management and employees on the practices, principles and standards of corporate and personal behaviour required of all of our officers and employees in performing their daily business activities through our Company Values, the Telstra Business Principles and our company policies (including our Code of Conduct). The Telstra Business Principles, the Code of Conduct and other company policies reinforce the standards of appropriate business and ethical behaviour we expect from all employees. We have a mandatory training program for all employees to reinforce these standards.
     Our Code of Conduct and guidelines for expected behaviour are available on our website at www.telstra.com.au/abouttelstra/investor/docs/pers_responsibility.pdf
Whistleblower policy and service
     We have in place a whistleblower policy and confidential whistleblower service which provides our staff with an avenue to raise concerns they might have with behaviour that is potentially illegal, improper or unethical. The whistleblowing process is supported by an independent service provider who specialises in receiving sensitive reports or disclosures. All reports or disclosures are treated as confidential and reports can be made anonymously. Reports are referred to our Ethics Committee, the management committee which oversees the investigation and implementation of any recommendations considered appropriate. In addition to generally supporting our ethical foundations, the Ethics Committee charter confirms that part of its role is to oversee our whistleblowing policy and process. Our whistleblowing policy reflects the Telstra Values of Accountability, Integrity, and Leadership, supports our Code of Conduct and complements existing management structures and functions.
Share trading
     We have in place a share trading policy that prohibits directors, the CEO, senior management and certain other employees (and their associates) from engaging in short-term trading of our securities (including the acquisition of derivatives and financial and other products issued or created over our shares by us or any third party). This policy also restricts the buying or selling of our securities to three “window” periods (between 24 hours and 1 month following the release of our annual results, the release of our half-yearly results and the close of our annual general meeting) and at such other times as the Board permits. Trading during these window periods is subject to the overriding requirement that buying or selling of our securities is not permitted at any time by any person who possesses price-sensitive information which is not generally available in relation to those securities.
     In addition, directors, the CEO, senior management and relevant employees must notify the company secretary before they or their close relatives buy or sell our securities. Changes to the interests of directors in our securities are, as required by law, notified to the ASX.
     Our share trading policy also prohibits our directors, the CEO, senior management, other employees and contractors from buying or selling securities of other companies (including shares, derivatives and financial and other products issued or created over those securities by us or any third party) when in possession of price-sensitive information relating to that other company which is not generally available. This is so if the information is price-sensitive to the other company (and not generally available), even though it may not be price-sensitive information to us.
     Further, directors, the CEO, senior management and relevant employees are also restricted from entering into arrangements which effectively operate to limit the economic risk of their security holdings in shares allocated under our share plans during the period the shares are held in trust.
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

     Our procedure provides that:
•	ultimate management responsibility for continuous disclosure rests with the CEO and the Chief Financial Officer (“CFO”);

•	the responsibilities of the Continuous Disclosure Committee (the “Committee”), which is chaired by the company secretary, include:

•	ensuring that there is an adequate system in place for the disclosure of all material information to the ASX;

•	advising the CEO and the CFO in relation to the disclosure of information reported to the Committee;

•	the Committee’s membership includes the company secretary, a representative of Public Policy & Communications, the General Counsel — Finance & Administration, a representative from Finance & Administration and the General Manager — Investor Relations or their delegates;

•	senior management (including Group Managing Directors other than the CFO and their direct reports, all financial controllers and certain legal and regulatory counsel) must immediately inform the Committee of any potentially price-sensitive information or proposal as soon as they become aware of it;

•	in cases where material information has originated in the office of the CEO or the CFO or has been reported directly to them, the CEO or CFO may, in his or her discretion, seek the advice of, or a recommendation from, the Committee in deciding whether to make or approve an ASX announcement in relation to that material information;

•	if the matter is disclosable, an announcement is prepared and immediately sent via the company secretary’s office electronically to all relevant stock exchanges.
     We implement several practices internally to reinforce the importance of our continuous disclosure obligations and the need to keep the Committee informed about potentially disclosable matters. These practices are reviewed regularly and include the following:
•	every director is made aware of our continuous disclosure obligations upon taking office and each member of senior management undertakes training with the General Counsel — Finance and Administration, in relation to our continuous disclosure obligations;

•	a weekly email is sent to all senior management reminding them to notify the Committee immediately if they become aware of any potentially price-sensitive information or proposals;

•	the Committee maintains a list of issues which, although not yet disclosable, are monitored in case they become disclosable;

•	all proposed media releases and external speeches and presentations to be made by senior management are reviewed by internal legal counsel to determine whether they should be disclosed;

•	a specific information paper is prepared for each Board meeting summarising ASX announcements and details of significant matters considered by the Committee but judged not to be disclosable; and

•	the Office of the Company Secretary maintains a record of all market announcements made. The announcements are also posted on our website after market release is confirmed.
     We also have in place an investor relations policy governing communications and the provision of information to external parties, including shareholders, brokers and analysts. The aim of this policy is to ensure that we provide investors and the financial community with appropriate and timely information while at the same time ensuring that we fulfil our statutory reporting obligations under the Corporations Act and the ASX Listing Rules.

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

Corporate Governance Committee
     Under the NYSE listing rules, each listed company must have a nominating/corporate governance committee with a written charter that requires the committee to, among other matters, develop and recommend to the board of directors a set of corporate governance principles applicable to us. We have determined that this function is best served by the Board of directors as a whole supported by our Audit Committee, rather than our Nomination or Remuneration Committees. Accordingly, our Nomination and Remuneration Committees’ charters do not require the Committees to perform this function.
Equity Compensation Plans
     Under the NYSE listing rules, each listed company must give its shareholders the opportunity to vote on the adoption of, or material revisions to, equity compensation plans. Under the ASX Listing Rules, shareholders are only provided with the opportunity to vote on new equity compensation plans or material revisions to existing equity compensation plans in limited circumstances, including an issue of shares under an employee incentive scheme to a director. In accordance with the home country exemption, we only seek shareholder approval in relation to equity compensation plans in the circumstances required under Australian law.

Exchange Controls and Foreign Ownership
Absence of exchange controls
     The consent of the Reserve Bank of Australia will be required for the movement of funds into and out of Australia if the funds are to be paid to, or received from:
•	specified supporters of the former Government of the Federal Republic of Yugoslavia (including certain government agencies and authorities);

•	specified ministers and senior officials of the Government of Zimbabwe; or

•	specified entities and an individual associated with the Democratic People’s Republic of Korea.
     There are also currently general prohibitions on:
•	making payments to, or receiving payments from persons prescribed as having a connection with terrorism; and

•	dealing with the financial resources of the previous government of Iraq, Saddam Hussein and other senior officials of his regime and their immediate families.
     At the present time, the Reserve Bank of Australia has not imposed any exchange controls or limitations on the remittance of dividends, interest or other payments by Telstra to non-Australian holders of its securities, other than those described above.
Restrictions on foreign ownership
     The Foreign Acquisitions and Takeovers Act prohibits the acquisition of an interest in the shares of an Australian company in certain circumstances. There are also specific provisions dealing with restrictions on foreign ownership in the Telstra Act.
Telstra Act
     The Telstra Act provides that an “unacceptable foreign ownership situation” will exist in relation to Telstra if “foreign persons” and their “associates” hold, in total, a “particular type of stake” in us of more than 35% of shares held by persons other than the Commonwealth (the “Aggregate Limit”) or if any foreign person and its associates hold a particular type of stake in Telstra of more than 5% of shares held by persons other than the Commonwealth (the “Individual Limit”). “Foreign person”, “associate”, “group”, “particular type of stake”, “direct control interest” and “interest” in a share are all defined in the Telstra Act and are summarised below under “Definitions”.
     Where an acquisition of shares or interests in shares in any company results in:
•	an unacceptable foreign ownership situation in relation to Telstra;

•	an increase in the total of any type of stake held by any group of foreign persons in Telstra where there exists a breach of the Aggregate Limit; or

•	an increase in any type of stake in Telstra held by any foreign person who is already in breach of the Individual Limit;
and the person acquiring the shares knew or was reckless as to whether the acquisition would have that result, that person is guilty of an offence punishable on conviction by a fine not exceeding A$44,000.
     A person’s stake in us is calculated on the assumption that the only shares in us are shares held by persons other than the Commonwealth. While the Commonwealth owned approximately 51.8% of us, the Aggregate Limit was effectively 16.87% and the Individual Limit was effectively 2.41%. Assuming all of the shares currently held by the Commonwealth were sold or transferred to the Future Fund, the effective Aggregate Limit will be 35% rather than 16.87% and the effective Individual Limit will be 5% rather than 2.41%.

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
     Our constitution and the instalment receipt trust deed (“trust deed”) contain provisions to enable us and the instalment receipt trustee (“trustee”) (while instalment receipts remain on issue (“the IR period”)) to monitor and enforce the foreign ownership restrictions. These provisions in our constitution are binding on all shareholders. Our Board has adopted rules to implement these provisions. These are outlined below. They may be amended at any time by resolution of our board.
     The instalment receipt trustee will publish procedures regulating foreign ownership of instalment receipts which parallel our rules and which will bind all instalment receipt holders. The trustee will be obliged to comply with such procedures under the trust deed and may only change them at the relevant Minister’s direction.
     On or after registration of a transfer or transmission application for a share or an instalment receipt, when the acquirer first becomes a shareholder or instalment receipt holder, the acquirer must generally notify us or the trustee (during the IR period) whether it is either:
•	a person with an interest in a share or instalment receipt who is either a foreign person or an associate of a foreign person; or

•	a person who holds a share or instalment receipt in which a foreign person or an associate of a foreign person has an interest,
(in either case, a “foreign holder”).
     The information derived from these notifications will be reflected in a register by means of a foreign coding. Telstra may include in its register information relating to foreign ownership recorded in the foreign ownership register of instalment receipts maintained by the trustee. The foreign ownership rules and procedures will permit us and the trustee to maintain a joint foreign register of shares and instalment receipts.
     Systems have been established for shares or instalment receipts traded on the ASX so that notifications are given by brokers as part of routine provision of ASX settlement information. The Depository or its custodian under the American Depository Receipts (“ADR facility”) is automatically treated as a foreign holder, as are all holders of shares on the New Zealand share register. In the case of other transfers or transmission applications, the onus is on the acquirer to notify us if it is a foreign holder.
     All shares or instalment receipts held by foreign holders will be treated as foreign unless the holder notifies the trustee that some of its shares or instalment receipts are ones in which a foreign person or associate of a foreign person has an interest (foreign shares or instalment receipts) whereas others are not and either:
•	divides its holding into separate Holder Identification Numbers or Security Holder Reference Numbers (under the ASX’s CHESS system or an issuer sponsored subregister respectively), one for foreign shares or instalment receipts and one for shares or instalment receipts which are not foreign; or

•	the directors decide to treat the foreign holder as if the foreign holder was two separate members, one with domestic shares and the other with a foreign holding.
     Where a person has notified the trustee that it is a foreign holder with respect to instalment receipts, we may treat that person as a foreign holder with respect to shares. The trustee may also treat a foreign holder of shares as a foreign holder with respect to instalment receipts under its procedures.
     We may send notices to registered holders of shares with a view to determining whether they are foreign holders or not, and requesting details of any foreign persons or associates of foreign persons having interests in the relevant shares, and any other information relating to foreign ownership which may be requested. Such notices must be answered within the time specified in the notice. The trustee has similar powers with respect to registered holders of instalment receipts during the IR period. The rules and procedures permit us and the trustee to send notices jointly.
     If we determine, as a result of information obtained from the notifications and responses to notices referred to above, that an unacceptable foreign ownership situation exists in relation to us, we have the power to require divestment of shares to remedy this situation. The trustee has power to direct the disposal of instalment receipts in the same circumstances in which we would otherwise direct the trustee to dispose of shares to remedy the situation. We may direct the trustee to require divestment of instalment receipts in such circumstances. In exercising these divestment powers, we and the trustee are entitled to rely on foreign codings in the relevant register and upon the notifications and responses to notices referred to above. We and the trustee will notify the ASX, NZX and NYSE if the level of foreign ownership comes within five percentage points of the Aggregate Limit, and after that at one percentage point intervals.
     The divestment powers are broadly framed, and we, our directors and the trustee and its directors are not liable to shareholders or instalment receipt holders for the manner of their exercise.
     If we or the trustee believe that the Individual Limit has been breached, we or the trustee may require that any shareholder or instalment receipt holder respectively whose shares or instalment receipts are believed to form part of the contravening “stake” be divested within the time specified in the notice requiring divestment (disposal notice).
     If we believe the Aggregate Limit has been breached, the rules currently provide that disposal notices will be given to all holders whose foreign shares became registered in their names or which became coded as “foreign”, on the day that the aggregate number of foreign coded registrations on the relevant register exceeded the limit. The position is similar with respect to foreign instalment receipts under the procedures.
     There are special provisions to prevent disposal notices being given in respect of foreign instalment receipts issued in the T3 Global Offering and in the event disposal notices would, but for these provisions, have been given in respect of such foreign instalment receipts (“offer instalment receipts”) such notices shall not be given.
     The recipient of a disposal notice is required to divest the shares or instalment receipts that are the subject of the notice before the divestment date specified in the notice. The divestment date will be the fifth business day of the month after the month in which the disposal notice was issued unless that would be less than 30 days after the date of issue of the notice, in which case the divestment date will be the fifth business day of the next month. However, in relation to registrations of instalment receipts in the 30 days after instalment receipts were first traded on the ASX in 2006, the divestment date will be the day six months after first trading.
     No divestment will be required on a divestment date if foreign shares or instalment receipts, as shown on the relevant register on that date do not exceed the Individual Limit or the Aggregate Limit (as applicable). If a disposal notice is not complied with, we or the trustee (as relevant) may sell the relevant shares or instalment receipts on behalf of the holder on or after the relevant divestment date (and the holder will lose the ability to transfer the shares or instalment receipts itself after that date).
Transfers among foreign holders
     Special arrangements apply to certain transfers from one foreign holder to another.
     Disposal notices will not be given in respect of:
•	foreign shares or instalment receipts acquired under a particular form of ASX “special crossing” for transfers among foreign holders. Shares or instalment receipts can only be transferred under such a special crossing if they are not, and are not liable to become, the subject of a disposal notice; or

•	shares or instalment receipts registered on the New Zealand branch share register or instalment receipt register or deposited in the ADR facility, though shares may only be transferred onto the New Zealand branch share or instalment receipt register or ADR facility if they are not, and are not liable to become, the subject of a disposal notice.
     NZSX trading will be only in instalment receipts or shares registered on the New Zealand branch instalment receipt or share register.
     The above summary does not purport to be complete and is subject to, and qualified by reference to, the trust deed, our constitution, the rules and the procedures which have been adopted by us and the trustee for administration of their foreign ownership provisions and the Telstra Act. Copies of the trust deed, our constitution, the rules and procedures and the Telstra Act are available for inspection through the Company Secretary at the Telstra Centre, 242 Exhibition Street, Melbourne, Victoria 3000, Australia during normal business hours in Melbourne, Australia.

Definitions
     “Foreign person” is defined in the Telstra Act as:
•	a foreign citizen (defined in the Telstra Act as a non-Australian citizen) not ordinarily resident in Australia (a “foreign citizen”);

•	a company where a foreign citizen or a foreign company (defined in the Telstra Act as an overseas incorporated company) holds a particular type of stake in the company of 15% or more;

•	a company where a group of two or more persons, each of whom is either a foreign citizen or a foreign company, holds, in total, a particular type of stake in the company of 40% or more;

•	the trustee of a trust estate in which a foreign citizen or a foreign company holds a substantial interest (essentially a 15% beneficial interest, including such foreign citizen’s or foreign company’s associates’ interests); or

•	the trustee of a trust estate in which two or more persons, each of whom is either a foreign citizen or a foreign company, hold an aggregate substantial interest (essentially a 40% beneficial interest including each such foreign citizen’s or foreign company’s associates’ interests).
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
     For purposes of determining foreign ownership of any company, a person’s associates also include any other person with whom the person has an arrangement enabling them to jointly control any of the voting power of such company or certain types of power over, or over the appointment of, the board of directors of such company.
     “Group”, in relation to the foreign ownership limits, includes one person alone or a number of persons, even if they are not in any way associated with each other or acting together.
     A “direct control interest” of any person in any company is defined as the equivalent percentage of:
•	the total paid-up share capital of the company in which the person holds an interest;

•	the voting power in the company that the person is in a position to control;

•	the total rights to distributions of capital or profits of the company to its shareholders on a winding up held by the person; and

•	the total rights to distributions of capital or profits of the company to its shareholders, other than on a winding up, held by the person.
     “Interest in a share” is defined to include:
•	legal or equitable interests in a share;

•	certain rights under a contract to purchase a share;

•	options to acquire a share or an interest in a share;

•	a right to have a share transferred to the person’s order; and

•	an entitlement to acquire a share or an interest in a share or to exercise or control the exercise of a right attached to the share.
     However, certain interests in shares are disregarded, including:
•	certain interests of lenders under or following enforcement of security arrangements;
Approvals required for foreign investment in Telstra
     Foreign investment in Australia is regulated principally under Commonwealth legislation including the Foreign Acquisitions and Takeovers Act 1975 (“FATA”) and by the Australian Federal Government’s Foreign Investment Policy (“Policy”). This regulatory regime applies in addition to the specific limits on foreign ownership of Telstra mentioned above.
     For the FATA or the Policy to apply, the acquiring entity must be a “foreign person”, as defined in the FATA. This concept is broader than the ordinary meaning of those words and is extended to include companies incorporated within Australia or overseas with certain levels of foreign shareholding, as prescribed in the FATA.
     The FATA requires a foreign person to notify the Federal Treasurer prior to acquiring a substantial interest (i.e. an interest of 15% or more, held by the foreign person, together with any associates) in an Australian corporation where the total (not net) assets of the corporation amount to A$50 million or more (or A$52 million or more for certain US investors investing in a sensitive sector such as the telecommunications sector). It is an offence to:
•	enter into an agreement to acquire a substantial interest without lodging a notification (unless the agreement is made subject to an appropriate condition); or

•	once a notification is lodged, to proceed with the acquisition before receiving a statement of no objections from the Federal Treasurer, unless the relevant statutory period(s) has expired without an order being made.
     Investments in Telstra of less than 15% do not attract the compulsory notification requirements of FATA. However, depending on the circumstances of the acquisition, they may activate the Treasurer’s powers to make orders in respect of the acquisition (including the power to prohibit the acquisition). In these circumstances it can be advisable to lodge a voluntary notification under FATA, seeking a statement of no objections from the Treasurer. The issue of such a statement has the effect of deactivating the Treasurer’s powers in respect of that acquisition.
     Notifications made under FATA are assessed against the test of whether the proposal is contrary to Australia’s national interest. There is no definition of the national interest. It is assessed on a case by case basis.
     Australia’s foreign investment regime is complex, and advice should be sought for your specific circumstances, and for the circumstances of your proposed acquisition.

Foreign ownership status
     At 22 September 2006 the number of Telstra shares recorded as foreign on the Telstra register was 868,845,773, equivalent to 14.49% of the total number of the then non-Commonwealth owned Telstra shares on issue.

Description of Shares and our Constitution
     The following provides information on the shares and explains the material provisions of our constitution. Our constitution prescribes many shareholder rights. Because this is a summary, it does not contain all the information that is included in the constitution. The entire constitution should be read for a more complete description of your rights as a shareholder.
     We have 12,443,074,357 ordinary shares on issue. Currently we have two classes of shares, being ordinary shares and instalment receipts. Because Australia has abolished the concept of authorised share capital, there is no limit on the number of shares we may issue. In Australia, there is also no longer any concept of a par or nominal value for a share. This means that we may issue our shares at any price.
Share registers
Our Australian register of shares is electronic
     The Australian register of shares is electronic. All our members, except those registered on our New Zealand register, are registered on our Australian register. We are admitted to participate in the Clearing House Electronic Subregister System (“CHESS”), under the ASX Listing Rules, the ASX Settlement and Transfer Corporation Settlement Rules (“ASTC Settlement Rules”) and the Australian Clearing House Clearing Rules (“ACH Clearing Rules”). Under this system, we maintain an electronic issuer-sponsored subregister and an electronic CHESS subregister. These two subregisters make up the Australian register of shares. You may inspect the register of shares without charge if you are a member. You may also purchase a copy of the register of shares. The Corporations Act limits the way in which the information on the register of shares may be used or disclosed by a shareholder.
     The directors may determine not to issue share certificates, subject to any requirements of any law or the ASX Listing Rules. Because we maintain an electronic register of shares all shareholders will receive a statement of holding upon payment of the final instalment and satisfaction of any related obligations such as payment of any taxes. The statement is similar to a bank account statement and will state how many shares are owned by the shareholder. A shareholder will receive a new statement of holding at the end of the month if there has been a change in its holding on the register. A shareholder will not receive a share certificate for its shareholding.
     If you hold shares on the CHESS sub-register, your statement of holding will set out your Holder Identification Number (“HIN”). If you hold shares on the issuer-sponsored sub-register, your statement of holding will set out your Security Holder Reference Number (“SRN”). You must quote your HIN or SRN when dealing with a stockbroker or our share registrar.
     The share registrar for the shares in Australia is Link Market Services Limited.
Our New Zealand register of shares is electronic
     Persons purchasing shares in the New Zealand offer will be registered on the New Zealand register. Telstra shares will be traded and registered under the Fully Automated Screen Trading and Electronic Registration System (“FASTER”). When you first become a shareholder, including upon payment of the final instalment and satisfaction of any related obligations such as payment of any duties and taxes, you will receive a FASTER statement for your shareholding. You will not receive a share certificate for your shareholding. The FASTER statement is similar to a bank account statement and will tell you how many shares you own. You will also receive separately a FASTER Identification Number (“FIN”). If you sell any of your shares or if you purchase more shares, you will receive a new statement of holding at the end of the month.
     The directors may determine which shares may be recorded, or will remain, on a branch register of shares.
You may be able to transfer your holding between the Australian and New Zealand registers
     If you wish to transfer your holding between the Australian and New Zealand registers, you should contact our registrar for more information as restrictions may apply to movements between these registers. For further information, you should also refer to the section below “Our securities are traded on the ASX and the NZSX and are quoted on the New York Stock Exchange” and “Exchange Controls and Foreign Ownership”.

Transfer of shares
     The following is a summary of how you may transfer your shares in Australia and New Zealand.
Transfer of shares in Australia
     A shareholder may transfer shares if, in the case of an electronic transfer of shares, the transfer is in accordance with the ACH Clearing Rules, the rules of any electronic system in which we participate and which is established or recognised by the ASX Listing Rules, or in any other case, by an instrument of transfer executed by the transferor and the transferee and stamped where necessary. Our directors must register a transfer of shares which is in accordance with these requirements subject to the Corporations Act, the ASX Listing Rules, and the ACH Clearing Rules, our constitution and any other law including the Telstra Act.
     The directors may ask the ACH to apply a holding lock to stop an electronic transfer under certain circumstances.
Transfer of shares in New Zealand
     A transfer of shares in New Zealand may be by a market transfer in accordance with the electronic system for share trading established by the FASTER system or by a proper instrument of transfer in writing.
Our securities are traded on the ASX and the NZSX and are quoted on the NYSE
     Our securities are currently traded on the ASX, the NZSX and the NYSE. Unless you have made special arrangements in advance with a stockbroker, you may not be able to trade your securities on an exchange other than the exchange of the country in which the relevant register is located.
     If shareholders wish to transfer holdings between the Australian and New Zealand registers, shareholders should contact the Telstra registrar for more information as restrictions may apply to movements between these registers.
There are restrictions on the level of foreign ownership of our shares
     Foreign persons must not hold particular “stakes” in us, if the level of foreign ownership of our shares exceeds certain individual or aggregate levels. This is because of requirements in:
•	the Telstra Act;

•	our constitution; and

•	the instalment receipts trust deed.
     Acquisitions of interests in Australian companies by foreign interests are also regulated by the Foreign Acquisitions and Takeovers Act 1975 of Australia. See “Exchange Controls and Foreign Ownership” for an explanation of the restrictions.
Constitution and Documents on Display
Our constitution
     The following is a summary of the material provisions of our constitution which may affect shareholders.
     Our constitution was adopted at the 2006 annual general meeting held on 14 November 2006.
Issue of further shares
     Our Board may issue shares at their discretion. They must, however, act in accordance with our constitution, the Corporations Act, the Telstra Act, the ASX Listing Rules and any special rights conferred on holders of any shares.

Calls
     Our Board may only make calls on shareholders in respect of money unpaid on their shares. Our shareholders have no other liability to further capital calls.
Preference Shares
Our Board may issue preference shares, which may include preference shares which are liable to be redeemed or converted into ordinary shares.
Each preference share issued confers on the holder the right to receive preferential dividends and winding up rights, but does not confer voting rights at general meetings, except in certain circumstances.
Where a redemption notice is received in accordance with the terms of issue of a preference share, our Company must pay the amount applicable on the preference share.
Restrictions on foreign ownership
     The Telstra Act restricts the holding of particular foreign ownership stakes in us. Our constitution contains provisions designed to enable us to monitor and enforce these restrictions. We have adopted rules to implement these provisions which bind all shareholders. These are outlined in the “Exchange Controls and Foreign Ownership” section of this Form 20-F.
Notification of holdings
If the total votes attached to voting shares in which a person (or their associate) has a relevant interest is 5% or more of the total number of votes attached to voting shares in us, then that person is required to notify the Australian Stock Exchange of that interest. In addition, certain movements in this holding are also required to be notified.
Alteration of rights
     The rights attaching to our shares may only be varied or abrogated with the written consent of the holders of three quarters of the issued shares of that class or with the approval of a special resolution passed at a separate meeting of the holders of the issued shares of that class.
General powers
Under the constitution, we can exercise any power, take any action or engage in any conduct which a company limited by shares may exercise, take or engage in under law. Our constitution does not set out specific objects or purposes.
Borrowing powers
     Our directors may exercise all of our borrowing powers in their absolute discretion. This power may only be varied by amending our constitution which would require a special resolution to be passed by our shareholders at a general meeting.
Shareholders’ approval required
     The management of the business and affairs of the company is vested in our directors. However, the approval of shareholders is required for certain important matters, such as the election of directors, and the sale or disposal of our main undertaking.
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
The chairman of a general meeting may take any action he or she considers appropriate to ensure the safety of persons attending the general meeting and the orderly conduct of the meeting, including restricting admission to the meeting in certain circumstances.
A person, (whether a member or not) that is requested by the directors or the chairman to attend a general meeting is entitled to be present and to speak at the meeting if requested by the chairman.
If the chairman considers there is not enough room for all members attending the meeting to be present in the main room, he or she may arrange for any person admitted to the general meeting to observe or attend the meeting in a separate room.
If a separate meeting place is linked to the main place of a general meeting by an instantaneous audio-visual link, provided that certain requirements are met, a member present via such technology is entitled to exercise all rights as if he or she was present at the main meeting place.
Voting rights
Shareholders (whether residents or non-residents of Australia) may vote at a meeting of shareholders in person or by proxy, attorney, or representative, depending on whether the shareholder is an individual or a company.
     Shareholders may also be able to vote directly on resolutions considered at a general meeting by mailing their votes to us prior to the meeting. Permission to do this will be at the Board’s discretion. This option means that a shareholder’s vote can still be counted even where the shareholder cannot attend personally and does not wish to appoint a proxy, attorney or representative.
     Three shareholders must be present in person or by proxy, attorney or representative to form a quorum. If there is no quorum present at a meeting thirty minutes after the time set for the start of the meeting, then:
•	if the meeting was called by a shareholder or shareholders, the meeting must be dissolved; or

•	in any other case, the meeting is adjourned to the same day, time and place in the next week or to such other day, time and place as the directors present decide. The adjourned meeting is dissolved if a quorum is not present within thirty minutes after the time specified for the adjourned meeting.
     Shareholders present at the meeting must vote on a show of hands unless a poll is called. A poll may be called either before a vote is taken or before or immediately after the voting results on a show of hands are declared. A poll may be called by:
•	the chairman of the meeting;

•	not less than five shareholders who may vote on the resolution; or

•	a shareholder or shareholders who together hold at least 5% of the votes that may be cast on the resolution on a poll.
     If the demand for a poll is withdrawn, the vote is decided on a show of hands.
     Subject to any rights or restrictions attaching to our shares, on a show of hands each shareholder present in person or by proxy, attorney or representative has one vote and on a poll, has one vote for each fully paid share held. Presently, we have only one class of fully paid ordinary shares and these do not have any voting restrictions. If a call on a share is not fully paid, the voting rights attached to those shares cannot be exercised.
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
     Shareholders may elect to receive dividends by electronic transfer into their nominated account. Any unclaimed dividend moneys will, in certain circumstances, be able to be re-invested in our shares.
A dividend in respect of a share must be paid to a person entitled to be registered as the holder of the share on the record date fixed by the directors, or where no record date is fixed, on the date fixed for payment of the dividend. A transfer of shares that is not registered on or before these dates is not effective to pass any right to the dividend.
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
Documents to be sent to shareholders
     Shareholders will receive a copy of any financial statements or other documents which we must send to shareholders under our constitution, the Corporations Act or the ASX Listing Rules.
     We also offer shareholders the opportunity to receive electronic copies of these documents via email as an alternative to receiving hard copies.
Winding-up
     If we are being wound up and the assets available for distribution among shareholders are more than sufficient to pay all our debts and liabilities and the costs and expenses of winding up, the excess must be divided:
•	firstly, amongst the shareholders in proportion to the number of shares held by them; and

•	then among the shareholders in proportion to the number of restricted securities held by them, irrespective of the amounts paid or credited as paid on the shares.

     However, in calculating this excess, any amount unpaid on a share is to be treated as our property of the Company, and the amount of excess that would otherwise be distributed to the holder of a partly paid share must be reduced by the amount unpaid on that share at the date of the distribution. If the effect of this reduction would result in a negative amount the shareholder must contribute the amount to Telstra.
Number of directors
     At all times, we must have between three and thirteen directors on the Board. Shareholders may vote to increase the maximum number of directors.
Directors’ share qualification
     Our directors are not required to hold Telstra shares.
Retirement of directors
     We must have an election of directors each year, and all directors must retire at the third annual general meeting after the director was elected or last re-elected. If no director is to retire on the basis of being at the third annual general meeting since their appointment, the director that must retire is the one who has been longest in office.
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
     The power to be present and vote only exists in certain circumstances prescribed by the Corporations Act. These are:
•	when the Board has passed a resolution that identifies the director and his/her interest and states that the other directors are satisfied that the interest should not disqualify the director from voting or being present; or

•	where ASIC makes a declaration or class order that the director may be present and vote notwithstanding his/her material personal interest.
The directors’ power to vote on resolutions relating to their remuneration is permitted under the constitution and the Corporations Act. These rules provide that the interest of a director arising in relation to their remuneration as a director of the Company is not an interest which would prevent them from being present while the matter is being considered at the meeting, or voting on the matter.
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
Commonwealth Specific Provisions
     Provisions specific to the Commonwealth’s majority ownership in us are contained in a schedule to the constitution. These include provisions:
•	requiring the Commonwealth to be present as a shareholder in order for the quorum of a meeting to be valid;

•	regarding Commonwealth representation at shareholder meetings; and

•	requiring the Board to consult the relevant Commonwealth Minister before appointing a casual vacancy or an additional director to the Board.
     The provisions of this schedule fell away once the Commonwealth ceased to hold 50% or more of the shares in Telstra which occurred on 24 November 2006.
Documents on display
It is possible to read and copy documents referred to in this Form 20-F that have been filed with the SEC at the SEC’s public reference room located at 100 F Street, N.E., Washington, D.C. 20549. Please contact the SEC at 1-800-SEC- 0330 for further information. The SEC also maintains a website at www.sec.gov where many of these documents may be accessed.

Taxation
     This section describes the principal United States federal income and Australian tax consequences of owning shares or instalment receipts. It applies to you only if you purchase your shares through this offering and hold your shares or instalment receipts as capital assets for tax purposes. This section is the advice of Sullivan & Cromwell insofar as it relates to matters of United States federal income tax law and is the advice of Mallesons Stephen Jaques insofar as it relates to matters of Australian law. This section does not address all material tax consequences of owning shares. It does not address special classes of holders, some of whom may be subject to other rules, including:
•	tax-exempt entities;

•	certain insurance companies;

•	dealers in securities or currencies;

•	traders in securities that elect to mark to market;

•	investors liable for alternative minimum tax;

•	investors that actually or constructively own 10% or more of our voting stock;

•	investors that hold shares as part of a straddle or a hedging or conversion transaction; or

•	investors whose functional currency is not the US dollar.
     This section is based on the tax laws of the United States, including the Internal Revenue Code of 1986, as amended, (“the Code”), its legislative history, existing and proposed regulations, and published rulings and court decisions, and the tax laws of Australia each as currently in effect, as well as on the Convention between the United States of America and Australia for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income (the “Treaty”). These laws are subject to change, possibly on a retroactive basis.
     You should consult your own tax advisor regarding the United States federal, state and local and the Australian and other tax consequences of owning and disposing of shares or instalment receipts, in your particular circumstances.
United States Taxation
     United States Internal Revenue Service Circular 230 Notice: To ensure compliance with Internal Revenue Service Circular 230, prospective investors are hereby notified that: (a) any discussion of US federal tax issues contained or referred to in this Form 20-F or any document referred to herein is not intended or written to be used, and cannot be used by prospective investors for the purpose of avoiding penalties that may be imposed on them under the United States Internal Revenue Code; (b) such discussion is written for use in connection with the promotion or marketing of the transactions or matters addressed herein; and (c) prospective investors should seek advice based on their particular circumstances from an independent tax advisor.
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
     As used in this discussion, the term “share” refers to a share or instalment receipt, unless the context otherwise requires. Investors should consult their own tax advisors regarding the US federal, state and local and the Australian and other tax consequences of owning and disposing of shares and ADSs in their particular circumstances. In general, and taking into account the earlier assumptions, for US federal income tax purposes, if investors hold ADRs evidencing ADSs, they will be treated as the owner of the shares represented by those ADRs. Exchanges of shares for ADRs, and ADRs for shares, generally will not be subject to US federal income tax.
Taxation of distribution on shares or ADSs
     Under the US federal income tax laws, if an investor is a US holder, the gross amount of any dividend we pay out of our current or accumulated earnings and profits (as determined for US federal income tax purposes) is subject to US federal income taxation. For investors that are non-corporate US holders, dividends paid to them in taxable years beginning before 1 January 2011 that constitute qualified dividend income will be taxable to them at a maximum tax rate of 15% provided that they hold the shares or ADSs for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date and meet other holding period requirements.
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
Taxation of capital gains
     If an investor is a US holder and it sells or otherwise disposes of its shares or ADSs, it will recognize a capital gain or loss for US federal income tax purposes equal to the difference between the US dollar value of the amount that it realizes and its tax basis, determined in US$, in its shares or ADSs. Capital gain of a non-corporate US holder that is recognized in taxable years beginning before 1 January 2011 is generally taxed at a maximum rate of 15% where the holder has a holding period of greater than one year. The deduction of capital losses is subject to certain limitations. The gain or loss will generally be income or loss from sources within the US for foreign tax credit limitation purposes.
Australian taxation
     The Australian income tax consequences for a particular investor will depend on the investor’s tax profile and own circumstances. For example, the tax consequences for some investors, such as financial institutions, who hold their investments on income account rather than on capital account will be different. Similarly, the taxation treatment of certain Tax Non-Residents may also be significantly different.
     This discussion does not seek to deal with the treatment of individuals who are temporary residents under Australia’s tax laws.
     A Class Ruling has been sought from the Australian Taxation Office (“ATO”) for participants in the Global Offering. A draft class ruling has been provided which accords with a number of statements contained in this summary. A final class ruling is expected to be issued by the ATO after the release of this Form 20-F. While it is not anticipated to be the case, the ATO may express views in the final class ruling which may be different to the draft ruling.
     This discussion is based on the law in force at the date of this Form 20-F.
Treatment of shares
Taxation of dividends
     An “imputation system” operates in Australia in respect of company income tax. In the absence of an exemption or concession, Australian resident companies are liable for Australian income tax on their taxable income at the corporate rate (currently 30%). The payment of Australian income tax by an Australian company, such as Telstra, generates a franking credit for the company. Broadly, an amount of tax flows through to shareholders (as a “franking credit”) when the company pays a dividend which is franked by the company.
     Distributions paid to Australian resident shareholders will generally be included in the assessable income of those holders of those shares.
     Where the distribution is a franked dividend, the franking credit associated with that dividend will generally also be included in the assessable income of Australian resident shareholders.
     An offset of tax equivalent to the franking credit (known as a “tax offset”) is available only to Australian resident shareholders.
     There are circumstances where a shareholder may not be entitled to the benefit of franking credits. The application of these rules depends on the shareholder’s own circumstances including the period for which the shares are held and the extent to which the shareholder is “at risk” in relation to their investment.
     Fully franked dividends (being a dividend which is franked) paid to non-resident shareholders are not subject to the Australian non-resident dividend withholding tax (“DWHT”). Dividends to the extent that they are not fully franked are generally subject to DWHT at the rate of 30% (unless reduced under the provisions of a relevant double tax treaty).
     In the case of a resident of the United States, the rate may be reduced under Article 10 of the Convention between Australia and the United States for the Avoidance of Double Taxation (the “US Treaty”) to 15%. This requires that the shares are not effectively connected with a permanent establishment or a fixed base of the Tax Non-Resident in Australia through which the Tax Non-Resident carries on business in Australia or provides independent personal services.
     If a Tax Non-Resident who is a resident of the United States directly holds at least 10% of the voting power in the Australian company, then the DWHT rate may be further reduced to 5%. The restrictions on the extent of foreign ownership in Telstra are likely to ensure that a Tax Non-Resident does not qualify for this reduced rate.
     The unfranked part of any dividends paid by us to Tax Non-Residents will be subject to DWHT. We will deduct DWHT from the relevant dividend paid and pay the balance to the Tax Non-Resident.
     Fully franked dividends paid to Tax Non-Residents and dividends that have been subject to DWHT are not subject to any further Australian income tax.

Taxation of capital gains
     A capital gain from a disposal of a share by a Tax Non-Resident on or after 12 December 2006 will be subject to Australian income tax under the capital gains tax provisions in limited circumstances.
     Generally, a Tax Non-Resident may only be subject to Australian income tax under the capital gains tax provisions where the Tax Non-Resident holds an interest in “taxable Australian property”.
     “Taxable Australian property” includes direct and indirect interests in real property located in Australia or the business assets of an Australian permanent establishment of a Tax Non-Resident.
     Indirect interests in Australian real property includes shares in interposed companies or interests in other interposed entities that hold Australian real property, where the value of those shares or interests is wholly or principally attributable to taxable Australian real property.
     The Australian income tax law in relation to capital gains tax events, such as a disposal of a share, occurring before 12 December 2006 is different. Tax Non-Residents should seek their own independent taxation advice in relation to the potential impact of the capital gains tax rules to a capital gains tax event occurring before 12 December 2006 to take into account their own circumstances.
     Certain Tax Non-Residents may be liable to tax in respect of a profit on a dealing in the assets as ordinary income, rather than under the capital gains tax provisions.
     A double tax treaty between Australia and the country of residence of the shareholder may give relief from liability to pay the Australian income tax.
     Generally, the “business profits” articles of Australia’s double tax treaties provide that a resident of a treaty party is not subject to Australian income tax on “business profits” derived in Australia, unless derived at or through a permanent establishment in Australia. In the case of a resident of the United States, Article 7 (1) of the US Treaty provides that the business profits of a US enterprise are only taxable in the US unless the enterprise carries on business in Australia through a permanent establishment situated in Australia. The term “permanent establishment” is defined in Article 5 of the US Treaty.
     If the shares are held by a shareholder either as trading stock or a revenue asset, then gains realised on the disposal of those shares should be treated as “business profits”. Certain of Australia’s double tax treaties, including the US Treaty, specifically exclude capital gains from “business profits”.
     Shareholders should seek their own independent taxation advice should they wish to rely on a double tax treaty for relief from liability to pay Australian income tax upon the disposal of a share.
     A capital gain, for Australian tax purposes, will generally be the excess of the arm’s-length consideration in respect of the disposal of the share over its cost base. The cost base of a share will include the consideration on acquisition and incidental costs associated with acquisition.
     If a shareholder is an individual, an Australian complying superannuation fund or a trust, then that shareholder may be eligible to discount any net capital gain they make under the capital gains tax discount concession. This will only be the case if the shareholder has held the shares for at least 12 months prior to disposal.
     If a shareholder is an individual or a trust (other than a trust that is an Australian complying superannuation entity), the net capital gain is discounted by half.
     If a shareholder is an Australian complying superannuation entity, the net capital gain is discounted by one-third.
     If the shareholder is a company, the capital gains tax discount concession will not be available in respect of any net capital gain on a disposal of the share.
     Shareholders who incur a liability for Australian income tax will be required to file an income tax return in Australia.
Treatment of American depositary receipts
     Non-resident holders of ADRs evidencing ADSs will be treated for Australian income tax purposes as the owners of the shares represented by the ADSs.

Taxation of Distributions
The Depository will receive dividends on the shares represented by the ADSs net of DWHT (where payable). Holders of ADRs will not be subject to any further Australian income tax on distributions representing fully franked dividends or dividends that have been subject to DWHT.
Taxation of capital gains
     A disposal of an ADR by a Tax Non-Resident will constitute a disposal by the Tax Non-Resident of the shares represented by the ADS evidenced by that ADR.
     A capital gain from a disposal of an ADR by a Tax Non-Resident on or after 12 December 2006 will be subject to Australian income tax under the capital gains tax rules in limited circumstances.
     Generally, a Tax Non-Resident may only be subject to Australian income tax under the capital gains tax provisions where the Tax Non-Resident holds an interest in “taxable Australian property”.
     “Taxable Australian property” includes direct and indirect interests in real property located in Australia or the business assets of an Australian permanent establishment of a Tax Non-Resident.
     Indirect interests in Australian real property includes shares (including through ADRs) in interposed companies or interests in other interposed entities that hold Australian real property, where the value of those shares or interests is wholly or principally attributable to taxable Australian real property.
     The Australian income tax law in relation to capital gains tax events, such as a disposal of an ADR, occurring before 12 December 2006 is different. Tax Non-Residents should seek their own independent taxation advice in relation to the potential impact of the capital gains tax rules to a capital gains tax event occurring before 12 December 2006 to take into account their own circumstances.
     Certain Tax Non-Residents may be liable to tax in respect of a profit on a dealing in the assets as ordinary income, rather than under the capital gains tax provisions.
     A double tax treaty between Australia and the country of residence of the ADR holder may give relief from liability to pay the Australian income tax.
     As discussed above under “Treatment of shares — Taxation of capital gains”, generally, the “business profits” articles of Australia’s double tax treaties provide that a resident of a treaty party is not subject to Australian income tax on “business profits” derived in Australia, unless derived at or through a permanent establishment in Australia. In the case of a resident of the United States, Article 7 (1) of the US Treaty provides that the business profits of a US enterprise are only taxable in the US unless the enterprise carries on business in Australia through a permanent establishment situated in Australia. The term “permanent establishment” is defined in Article 5 of the US Treaty.
     If the ADRs are held by an ADR holder either as trading stock or a revenue asset, then gains realised on the disposal of those ADRs should be treated as “business profits”. Certain of Australia’s double tax treaties, including the US Treaty, specifically exclude capital gains from “business profits”.
     Accordingly, capital gains realised on the disposal of ADRs would not be “business profits” and the domestic capital gains tax provision would apply.
     ADR holders should seek their own independent taxation advice should they wish to rely on a double tax treaty for relief from liability to pay Australian income tax upon the disposal of an ADR.
     A capital gain, for Australian tax purposes, will generally be the excess of the arm’s-length consideration in respect of the disposal of the ADR over its cost base. The cost base of an ADR will include the consideration on acquisition and incidental costs associated with acquisition.
     If an ADR holder is an individual, an Australian complying superannuation fund or a trust, then that ADR holder may be eligible to discount any net capital gain they make under the capital gains tax discount concession. This will only be the case if the ADR holder has held the ADRs for at least 12 months prior to disposal.
     If an ADR holder is an individual or a trust (other than a trust that is an Australian complying superannuation entity), the net capital gain is discounted by half.
     If an ADR holder is an Australian complying superannuation entity, the net capital gain is discounted by one-third.

     If the ADR holder is a company, the capital gains tax discount concession will not be available in respect of any net capital gain on a disposal of the ADR.
     ADR holders who incur a liability for Australian income tax will be required to file an income tax return in Australia.
Australian Stamp Duty
     The stamp duty laws of the Australian Capital Territory are relevant to dealings in shares and ADRs of Telstra. Under those laws, the transfer of marketable securities or an interest in marketable securities is a dutiable transaction.
     No duty is payable in respect of an agreement for sale or transfer of:
•	shares which are quoted on the Australian Stock Exchange Limited, another stock exchange which is a member of the World Federation of Exchanges or another stock exchange which as been approved by the relevant Minister (“a Relevant Stock Exchange”); or

•	an interest in shares where the underlying shares are quoted on a Relevant Stock Exchange (whether the interest is quoted on such an exchange or not).
Therefore, stamp duty will not be payable by a subsequent purchaser or transferee of Telstra shares if at the time of both any agreement for sale and any transfer, shares the subject of the transfer are quoted on a Relevant Stock Exchange.
ADRs are an interest in shares for stamp duty purposes. Accordingly, the transfer of ADRs will also not be subject to stamp duty if the shares are quoted on a Relevant Stock Exchange.
     If at the time of a transfer or agreement for transfer of the shares or ADRs, Telstra shares have been suspended from quotation, this exemption may not apply. The ACT Revenue Office is currently considering whether to treat “marketable securities” as being quoted when there is a suspension from quotation. If the exemption does not apply, any duty payable would be payable by the subsequent acquirer of the shares or ADRs.
     Apart from the exemptions referred to above, other exemptions may apply depending on the circumstances.

Glossary

1xRTT:	(One Times Radio Transmission Technology) a 3G development of CDMA technology for high speed packet switched data

2.5G:	technology designed to expand the bandwidth and data handling capacity of existing mobile telephony systems such as GSM using GPRS

3G:	third generation technology designed to further expand the bandwidth and functionality of existing mobile telephony systems beyond 2.5G

A$:	Australian Dollars

ACCC:	Australian Competition and Consumer Commission

ACIF:	Australian Communications Industry Forum

ACMA:	Australian Communications and Media Authority

ACT:	Australian Capital Territory

ADR:	American Depositary Receipt

ADS:	American Depositary Share

ADSL:	(Asymmetric Digital Subscriber Line) a technology for transmitting digital information at a high bandwidth on existing phone lines

AGM:	Telstra Annual General Meeting

A-IFRS:	Australian accounting standards equivalent to International Financial Reporting Standards

ARPANSA:	(Australian Radiation Protection and Nuclear Safety Agency) a Commonwealth agency responsible for protecting the health and safety of people and the environment from the harmful effects of radiation

ARPU:	average revenue per user

ASX:	Australian Stock Exchange Limited

ATM:	(Asynchronous Transfer Mode) a high bandwidth, low delay technology for transmitting voice, data and video signals

AUSTAR:	Austar United Communications Limited

Bandwidth:	the capacity of a communication link

Broadband network:	a network to support subscription television and online services

Carriage service provider:	a supplier of a telecommunications services to the public using Carrier network infrastructure

Carrier:	a licenced owner of certain specified transmission infrastructure that is used to supply telecommunications carriage services to the public; any person holding a carrier licence

CDMA:	(Code Division Multiple Access) a mobile telephone system based on digital transmission

Churn:	(where expressed as a rate) the rate at which subscribers to a service disconnect from the service, which is usually expressed as total disconnects for a period divided by the average number of customers for that period

Churn:	(where expressed as an activity) the transfer of a customer’s telecommunications service from one supplier to another — in the case of a transfer involving a resale arrangement, no disconnection occurs and a churn relates to a change in the legal entity responsible for a telecommunications service or account

CGT:	Australian capital gains tax

CN:	Converged Networks Group

Code:	the US Internal Revenue Code of 1986, as amended

Communications Minister:	the Commonwealth Minister for Communications, Information Technology and the Arts

Commonwealth:	the Commonwealth of Australia

CONSOB:	Commissione Nazionale per le Societá e la Borsa

Corporations Act and Australian Corporations Act:	Corporations Act 2001 (Cwth)

CPE:	customer premises equipment

CRM:	customer relationship management

CSG:	customer service guarantee

CSL:	Hong Kong CSL Limited

CSL New World:	CSL New World Mobility Group

CSP:	carriage service providers

CustomNet(R):	a fully managed telephone system with a premium voice communication application that delivers cost effective and flexible solutions for enterprises with up to 50,000 employees

DAR:	Telstra Wholesale Data Access Radial

DDN:	digital data network

DDS:	digital data service

DDSO:	digital data service obligation

Declared Services:	a particular telecommunications service, or other service that facilitates the supply of services, that is subject to the regulated access regime — the ACCC has the responsibility for determining declared services, based on public inquiries

DSL:	digital subscriber line

DVN:	Digital Video Network

DWHT:	dividend withholding tax

e-commerce:	e-commerce includes buying and selling electronically over a network

EFTPOS:	electronic funds transfer at point of sale

EME:	electromagnetic energy

EPG:	electronic program guide

EVDO:	(Evolution Data Optimised) additional service for mobiles supporting high speed packet data transmission

FASTER:	Fully Automated Screen Trading and Electronic Registration System

FIN:	FASTER Identification Number

Finance Minister:	The Minister for Finance and Administration

Frame relay:	a packet switching technology for voice, data and video signals which uses packets of varying length, or frames that can be used with any data protocol

FTTN:	(Fibre to the Node) an access infrastructure that brings fibre close to the customer with the last few hundred metres to the customer premises being fed by copper and delivers telephony, broadband data and potentially television services to customer premises

Gbps:	gigabyte per second

GPRS:	(General Packet Radio Service) a service that will allow compatible mobile phones and mobile data devices to access Internet and other data networks on a packet basis and remain connected to the net and send or receive data information and email at any time

GSM:	(Global System for Mobile Communications) a mobile telephone system based on digital transmission

HFC:	hybrid-fibre coaxial

HIN:	holder identification number

HSDPA:	high speed downlink packet access

IASB:	International Accounting Standards Board

ICT:	information and communication technology

IN:	intelligent network

INP:	inbound number portability

IP:	internet protocol

IPND:	Integrated Public Number Database

IPMAN:	IP Metropolitan Area Network

IP/MPLS:	Internet Protocol /Multiprotocol Label Switching

IP-VPN:	Internet protocol virtual private network

ISDN:	(Integrated Services Digital Network) a digital service providing switched and dedicated integrated access to voice, data and video

ISP:	(Internet Service Provider) an Internet service provider provides the link between an end user and the Internet by means of a dial-up or broadband service is likely to provide help desk, web hosting and email services to the end user and ISP may connect to the Internet via their own backbone or via services acquired from an Internet access provider

LCS:	local carriage services

LTIs:	lost-time injuries

MAN:	metropolitan area network

MCF:	Mobile Carriers Forum

MPLS:	multi-protocol label switching

MTAS:	mobile terminating access service

NEXT G(TM) wireless
network:	our recently launched 3GSM 850Mhz national wireless broadband network

News Corporation:	The News Corporation Limited

NGN:	next-generation network

Number portability:	the ability of end users to keep their telephone number when they change their telephone service provider

NYSE:	New York Stock Exchange

NZSX:	the main board equity security market operated by the NZX

NZX:	New Zealand Exchange Limited

OCMF:	Online Customer Management Facility

OTA:	PSTN originating and terminating access

PBL:	Publishing & Broadcasting Ltd

PDR:	personal digital recorder

Preselection:	the ability of a customer to choose a service provider to provide a basket of services including national and international long distance and fixed-to-mobile services which is on a “permanent” basis when the customer selects a provider for all calls placed without an override code

PSTN:	(Public Switched Telephone Network) our national fixed network delivering basic and enhanced telephone service

RDN:	routed data network

REACH:	Reach Ltd, a 50:50 joint venture with PCCW Limited

Reseller:	providers of telecommunications services who are not carriers

RMRC:	retail minus retail costs

SDH:	synchronous digital hierarchy

SDN:	switched data network

SEATS:	Stock Exchange Automated Trading System

SEC:	US Securities and Exchange Commission

Securities Act:	US Securities Act of 1933, as amended

Seven:	Seven Network Limited and C7 Pty Limited

SIO:	services in operation

SME:	small and medium enterprises

SMS:	short messaging service

SPAN:	Service Providers Association Incorporated

SRN:	security holder reference number

SSS:	spectrum sharing service

T3 Global Offering:	offer of Telstra shares by Commonwealth in 2006

Telecommunications Act:	Telecommunications Act 1997 (Cwth)

Telstra or Telstra Group:	Telstra Corporation Limited and its controlled entities as a whole

Telstra Act:	Telstra Corporation Act 1991 (Cwth)

TelstraClear:	TelstraClear Limited, the second largest full service carrier in New Zealand

Telstra Entity:	Telstra Corporation Limited

TLS:	the trading symbol for shares quoted on the ASX and the NZSX

TPA:	Trade Practices Act 1974 (Cwth)

TSLRIC:	total service long run incremental cost

TTY:	Teletypewriter

ULLS:	(Unconditioned Local Loop service) one or more twisted copper pairs between the exchange and the network boundary at a customer’s premises

US-GAAP:	generally accepted accounting principles in the US

USO:	(Universal Service Obligation) obligation imposed on carriers to ensure that standard telecommunications services are reasonably available to all persons in the universal service area

US Person:	U.S. person as defined under Regulation S

VoDSL:	voice over DSL

VoIP:	voice over internet protocol

VPN:	virtual private network

WAN:	wide area network

WAP:	wireless application protocol

WHO:	World Health Organisation

Wireless Local Loop:	a range of radio technologies used to provide fixed access to customers in lieu of copper

WLR:	wholesale line rental

As at 10 August 2006
Telstra Corporation Limited and controlled entities
Directors’ Report
For the year ended 30 June 2006

As at 10 August 2006
In accordance with a resolution of the Board, the directors present their report on the consolidated entity (Telstra Group) consisting of Telstra Corporation Limited and the entities it controlled at the end of or during the year ended 30 June 2006.
This is our first full year financial report prepared in accordance with Australian equivalents to International Financial Reporting Standards (A-IFRS). When preparing this directors’ report, we have amended certain accounting and valuation methods applied under the previous Australian Generally Accepted Accounting Principles (AGAAP) to comply with A-IFRS. With the exception of financial instruments, the comparative figures have been restated to reflect these adjustments.
This year has seen the commencement of a 3 to 5 year transformation of the company to improve long term shareholder value. The financial performance of the Company in fiscal 2006 was impacted by the investment in this transformation and provision for future restructuring.
Principal activity
Telstra’s principal activity during the financial year was to provide telecommunications and information services for domestic and international customers. There has been no significant change in the nature of this activity during the year.
Results of operations
Telstra’s profit for the year was $3,181 million (2005: $4,309 million). This result was after deducting:
•	net finance costs of $936 million (2005: $880 million); and

•	income tax expense of $1,380 million (2005: $1,746 million).
Earnings before interest and income tax expense was $5,497 million, representing a decrease of $1,438 million or 20.7% on the prior year’s result of $6,935 million. This decrease was due to higher labour costs, in particular redundancy costs, higher goods and services purchased and increases in other expenses supporting revenue growth. Expenses were also impacted by the recognition of transformation related expenses, including a provision at year end for redundancy and restructuring costs of $427 million to be incurred as part of our business transformation.
Review of operations
Financial performance
Our total income (excluding finance income) increased by $658 million or 2.9% to $23,100 million, reflecting a rise in total revenue (excluding finance income) of $591 million or 2.7% and other income by $67 million or 25.7%.
Total income (excluding finance income) growth was mainly attributable to:
•	mobile goods and services — $284 million or 6.1%;

•	internet and IP solutions revenue — $530 million or 38.5%;

•	advertising and directories revenue — $126 million or 7.9%; and

•	pay TV bundling — $57 million or 21.7%.
Mobile goods and services revenue increased largely due to increases in mobile data, international roaming and mobile interconnection revenues. Our interconnection revenues increased primarily due to Hutchison 3G roaming services, which commenced in April 2005. In addition, we continued to experience growth in the number of mobiles in operation of 261,000 to reach a total of 8.5 million, as well as increased revenue from mobile handset sales. 3G services were launched and take up has been very promising. Data usage is particularly strong by 3G users.

As at 10 August 2006
The increase in internet and IP solutions revenue was due to the significant growth in the number of subscribers to our Bigpond broadband product. During fiscal 2006 we increased the number of broadband subscribers by 1.2 million to 2.9 million, reflecting wholesale subscribers of 1.4 million and retail subscribers of 1.5 million.
Our advertising and directories revenue increased compared with the prior year due to the continued strong performance of our Yellow pages® and White pages® print directories and strong growth in online products. This growth has also been driven by innovative marketing and product development strategies.
Pay TV bundling revenue increased due to new subscribers and current subscribers migrating to the FOXTEL digital premium product as a result of promotions during the year, offering minimal price installation and discounted packages.
Partially offsetting the revenue growth was a decline in PSTN product revenues of $540 million or 6.7% as the market continues to move towards new products and services. There has been a general reduction in PSTN volumes during the year with a decline in retail basic access lines and volume reductions across local calls, national long distance calls, international direct calls and fixed interconnection. Yields have also declined due to competitive pricing pressure and continuing customer migration to other products. The rate of decline in the second half of the year has reduced.
Total operating expenses (before depreciation and amortisation, finance costs and income tax expense) increased by $1,637 million or 13.8% compared with the prior year. This growth was mainly attributable to:
•	labour — $506 million or 13.1%;

•	goods and services purchased — $519 million or 12.3%; and

•	other expenses — $612 million or 16.0%.
Excluding the effects of our transformation costs, our total operating expenses (before depreciation and amortisation, finance costs and income tax expense) increased by $933 million or 7.9%. Further details of the increase in expenses is discussed below.
Labour costs grew in fiscal 2006 mainly due to the following:
•	an increase in redundancy expense due to transformation initiatives;

•	annual salary increases due to enterprise agreements and annual salary reviews; and

•	an increase in labour expense of controlled entities as a result of entities acquired during fiscal 2005 being included for the full year in fiscal 2006.
Goods and services purchased increased due to the following:
•	an increase in network payments as a result of a rise in the number of terminations on other networks and additional network access charges incurred as a result of our 3G partnership activities;

•	higher handset subsidies from an increase in the take up of subsidised plans;

•	a rise in purchases of pay TV services to enable us to provide bundled products to meet market demand; and

•	increased costs associated with our restructuring provision.

As at 10 August 2006
Other expenses grew due to the following:
•	recognition of a restructuring provision associated with our property rationalisation, cancellation of server leases and decommissioning of certain information technology platforms;

•	increased maintenance costs of the existing 3G network and the operational expenditure relating to the construction of the new 3G 850 network; and

•	increased costs associated with our transformation initiatives, including higher consultancy costs for transformation activities and additional market research as part of our market based management approach.
Depreciation and amortisation costs grew to $4,087 million or by 15.8% in fiscal 2006 primarily due to the reassessment of service lives of our assets as part of the transformation strategy. As a result, we have accelerated depreciation and amortisation on our CDMA network, switching systems, certain business and operational support systems and related software totalling $422 million for the year.
Partially offsetting the growth in other expenses was a reduction in our bad and doubtful debt expense resulting from improved credit management performance that led to lower debtor provision requirements and write offs, as well as reduced payments to external debt collection agents.
Net finance costs increased by $56 million or 6.4% in fiscal 2006, primarily due to higher levels of debts driven by the cash requirements to fund the payment of our dividends and capital expenditure associated with the improvement of our core infrastructure. Our borrowings have also been affected by a higher effective interest rate as a result of refinancing elements of our maturing debt. The net debt gearing level remains within the financial parameters set by the Board.
Income tax expense decreased by $366 million or 20.9% to $1,380 million in fiscal 2006 mainly as a result of the lower profit. The effective tax rate in the current year was 30.3% compared with the prior year rate of 28.8%. The effective tax rate is consistent with the Commonwealth statutory marginal income tax corporate rate of 30.0%. The effective tax rate has increased from the prior year mainly due to reduced differences for partnership losses and an increase in the under provision for tax from prior periods.
Financial condition
We continued to maintain a strong financial position, as demonstrated by us generating free cash flow of $4,550 million. During fiscal 2006 we continued to develop our core infrastructure network and re-energise our Company through ongoing operational transformation. In addition, we acquired a number of strategic investments and paid a total of $4,970 million to shareholders as dividends in fiscal 2006.
As part of our ongoing operational transformation, we have introduced the one factory methology to consolidate and simplify the way we operate at all levels of the business. Previously, we had invested in multiple platforms in our exisiting networks. We intend on using economies of scale to ensure rationalisation of the number of operational platforms. We are currently implementing new business support systems and operational support systems to deliver simplificiation of our current processes and new capababilities cost effectively.
During fiscal 2006, we merged our 100% owned Hong Kong mobile operations (Telstra CSL Group) with the Hong Kong mobile operations of New World PCS Holdings Limited and its controlled entities (New World Mobility Group) to form the CSL New World Mobility Group. Under the merger agreement, Telstra CSL Limited (Telstra CSL) issued new shares to New World Mobility Holdings Limited in return for 100% of the issued capital of the New World Mobility Group and $42 million in net proceeds. The share issue diluted Telstra’s ownership in the merged group to 76.4%.

As at 10 August 2006
This merger was undertaken as the two entities undertake complementary services in providing mobile telecommunication products and services in Hong Kong. We believe the CSL New World Mobility Group will be able to leverage their strong brand recognition and common network. The merged entity will also create the largest wireless service provider in the Hong Kong market.
During fiscal 2006, our credit rating outlook was adjusted by Standard and Poors, and Moodys. The change was initiated as a result of the uncertain environment in which we are operating, reflected by the regulatory uncertainty and the speculation surrounding the further sale of shares in our Company. As a result, our current credit ratings are as follows:

	Long term	Short term	Outlook
Standard & Poors	A	A1	negative
Moodys	A2	P1	negative
Fitch	A+	F1	negative
Our financial condition has enabled us to execute partially our announced capital management program. During fiscal 2006, we returned $4,970 million to shareholders as ordinary and special dividend payments. In fiscal 2006, we paid two special dividends of 6 cents per share ($1,492 million) with our final dividend and interim dividend. We announced during the year that the third year of the capital management policy would not occur. Refer to the strategy section below for further details.
We reported a strong free cash flow position, which enabled the company to pay increased dividends and fund the acquisition of a number of new entities. We continue to source cash through ongoing operating activities and through careful capital and cash management.
Our cash flow before financing activities (free cash flow) position remains strong despite declining to $4,550 million in the year from $5,194 million in the prior year. This decline was driven by higher levels of cash used in investing activities as we undertake our network and information technology platform transformation and a decline in operating performance.
Cash used in investing activities was $4,012 million, representing an increase of $246 million over the prior year. The increase is mainly attributable to capital expenditure to upgrade our telecommunications networks, eliminate components that are no longer useful and improve the systems used to operate our networks. Our investing expenditure also includes $312 million of deferred payments in relation to our purchase of the 3G radio access network assets from Hutchison Australia Pty Ltd in fiscal 2005.
Our cash used in financing activities was $5,399 million, resulting from the funding of dividend payments and the refinancing of our maturing debt, offset by net proceeds from borrowings received from a number of our private placements.
Investor return and other key ratios
Our basic earnings per share decreased to 25.7 cents per share in fiscal 2006 from 34.7 cents per share in the prior year. The decrease was due to lower profit in fiscal 2006.
We have declared a final fully franked dividend of 14 cents per ordinary share ($1,739 million), bringing declared dividends per share for fiscal 2006 to 34 cents per share. The prior year declared dividends amounted to 40 cents per share. The dividends paid in fiscal 2006 were 40 cents per share compared with dividends paid in fiscal 2005 of 33 cents per share. In addition to our dividends in fiscal 2005, we returned $750 million to shareholders through an off market share buy-back during fiscal 2005.

As at 10 August 2006
Other relevant measures of return include the following:
•	Return on average assets — 2006: 15.8% (2005: 20.6%)

•	Return on average equity — 2006: 24.2% (2005: 30.6%)
The return on both average assets and average equity is lower in fiscal 2006 primarily due to lower profit as previously discussed.
Strategy
We are Australia’s largest telecommunications and information services company. We offer a full range of telecommunication products and services throughout Australia and various telecommunication services in certain overseas countries.
During fiscal 2006, we announced our new strategic and operational focus to continually move forward as an Australian market leader in the telecommunications industry. This review was a blueprint for improving our long term performance by providing a solid platform to drive future growth and create operational efficiencies.
Our vision is to streamline our processes to provide solutions that are simple and valued by our customers, which we believe will ultimately lead to the creation of long term value for our shareholders. Our strategy involves:
•	providing customers with integrated telecommunication services;

•	investing in systems and processes to remove complexity and cost from the business;

•	continually improving our operating performance in mobiles and broadband, as well as accelerating opportunities in Sensis;

•	investing in new services and applications to differentiate us from our competitors; and

•	targeted investing in areas where we can create value for our shareholders.
We intend to deliver our new strategy through the implementation of a one factory approach and market based management. The one factory approach involves bringing together the operations and management of our internal IT systems, removing duplication and complexity in our systems and implementing simpler and efficient processes and systems, which we believe will improve our operational efficiency and cost structure. Market based management involves us obtaining a better understanding of each of our respective customers’ unique segment needs, priorities and expectations. It is based on extensive market research, which we will utilise to ensure our processes and procedures meet our various customer requirements to ultimately provide them with better services.
In addition, we currently face a series of business operating issues that we expect will impact our future results. These issues range from regulatory issues, including unconditioned local loop access pricing and operational separation, to the potential full sale of the Company.
We are currently in the process of rebuilding, redirecting and transforming the Company. The next three to five years will see us concentrate on rebuilding the network, redirecting resources into next generation services, reshaping the business and segmentation of customers according to their needs. By streamlining our operations, while better satisfying the needs of our customers, we believe we can deliver the financial performance improvements expected by our shareholders.
Although the transformation of our Company is at an early stage, current progress is encouraging. Our transformation has already resulted in our national 3GSM 850 network build being more than 60% complete. Savings have been achieved by consolidating office space, vacating existing leases and sourcing mobile devices through global supply-chain specialist, Brightstar. In addition, we have slowed the PSTN revenue decline in the second half of the year and increased the number of customers using three or more Telstra products. At the same time, we have significantly reduced our customers’ unsatisfied demand for ADSL broadband.

As at 10 August 2006
Our Fibre to the Node (FTTN) project is on hold, however we have devoted substantial time and resources in discussions with the ACCC to achieve regulation reform, including safeguards for shareholder investments. Until our actual costs are recognised and the ACCC’s regulatory practices change, we will not invest in a FTTN broadband network.
We believe that the successful transformation of our Company will achieve the following:
•	simplified and integrated experience for our customers;

•	Telstra Bigpond to be Australia’s leading ISP and services entity;

•	Sensis to be Australia’s leading information resource;

•	our Company to have the leading wireless network with faster speeds and best in-building coverage, as well as Australia’s largest IP network, providing customers with integrated telecommunications services; and

•	operational and cost efficiencies.
During fiscal 2006, we revised our capital management policy to not make the last payment of a special dividend. No decision with respect to the payment or funding of future ordinary dividends has been made. The Board will make these decisions in the normal cycle having regard to, among other factors, the Company’s earnings and cash flow, as well as regulatory decisions.
Industry dynamics
The Australian telecommunications industry is continually changing. We have seen the number of mobile handsets in the Australian market continue to grow, as well as the use of mobile services. Most households continue to maintain a basic access line, however PSTN products are increasingly being substituted by wireless products.
Advances in technology continue to transform the telecommunications industry. In recent years, we have seen various new product offerings released to the market, including the provision of high-speed wireless services, 3G mobile services. Voice services over IP (VoIP) is another area of change for which the industry is preparing. We have successfully commissioned and commenced testing our next generation VoIP platform which we believe will offer value added broadband services to our customers in the future. We expect take up of this product to increase in future reporting periods, as the market becomes more aware of its performance capabilities.
We aim to be at the forefront of providing leading edge telecommunication services to meet the demands of our customers. During fiscal 2006, we proposed the roll out of the new 3G 850 network. In addition to current services already experienced on existing networks, we believe future 3G 850 customers will enjoy many enhanced features, such as improved video calling services and faster broadband access speeds, in addition to better in-building coverage.
The broadband sector is in a significant growth phase as the demand for high speed internet access accelerates. We have recently seen large increases in broadband subscribers and a steady fall in prices as providers compete for market share. We expect the broadband sector to continue its expansion through the provision of new innovative products.
As telecommunications, computing and media technologies continue to converge, we are focused on enhancing our capabilities to provide new and innovative application and content services and to expand further into these converging markets. The challenge for telecommunications companies moving forward will be to continue maximising revenues from higher margin traditional products such as PSTN products, while managing the shift in customer demand to lower margin emerging products such as broadband. Overall operating margins are under constant pressure from the product mix change to lower margin products. However, as we build a software based cost efficient infrastructure, new products, applications and content can be delivered at low incremental costs to again provide good margins.

As at 10 August 2006
We continue to be at the forefront of these, and other technology advancements as we continue to devote substantial capital to upgrading and simplifying our telecommunications networks to meet customer demand, particularly for the new product and growth areas. We believe we are well positioned to focus on these areas of new customer demand by providing a broad range of innovative products with creative and competitive pricing structures.
Sale of the Commonwealth’s remaining interest in Telstra
The Commonwealth Government has passed legislation to enable the sale of its remaining interest in Telstra. The Government has stated that it is yet to decide about proceeding with a sale. This decision will include an assessment of whether the level of demand for the shares would allow a partial or full sale of the Commonwealth’s remaining interest. Until this decision is made by the Government and announced, it is unclear how this may affect our capital structure, operations and corporate compliance obligations. Any sale by the Commonwealth of its remaining interest will require our management’s time and resources.
Dividends
The directors have declared a fully franked final dividend of 14 cents per share ($1,739 million). The dividends will be franked at a tax rate of 30%. The record date for the final dividend will be 25 August 2006 with payment being made on 22 September 2006. Shares will trade excluding entitlement to the dividend on 21 August 2006.
During fiscal 2006, the following dividends were paid:

Dividend	Date declared	Date paid	Dividend per share	Total dividend
Final dividend for the year ended 30 June 2005	11 August 2005	31 October 2005	14 cents franked to 100%	$1,739 million

Special dividend for the year ended 30 June 2005	11 August 2005	31 October 2005	6 cents franked to 100%	$746 million

Interim dividend for the year ended 30 June 2006	8 February 2006	24 March 2006	14 cents franked to 100%	$1,739 million

Special dividend for the year ended 30 June 2006	8 February 2006	24 March 2006	6 cents franked to 100%	$746 million
At present, it is expected that we will be able to fully frank declared dividends out of fiscal 2007 earnings. However, the directors can give no assurance as to the future level of dividends, or of the franking of these dividends. This is because our ability to frank dividends depends upon, among other factors, our earnings, Government legislation and our tax position.

As at 10 August 2006
Significant changes in the state of affairs
There have been no significant changes in the state of affairs of our Company during the financial year ended 30 June 2006, except for:
•	we announced our new strategic and operational focus to continually move forward as an Australian market leader in the telecommunications industry. As part of this strategic review, we unveiled a blueprint for improving our long term performance; and

•	we are involved in continuing discussions over the future regulatory environment impacting the Australian telecommunications industry in general and us in particular. The regulatory environment we operate in has a significant impact on our future performance. There are several key regulatory decisions, whether recently made or pending, which will shape the future of our Company. We are currently in discussions with the regulators, which we hope will advance the best interests of our shareholders,. Customers and the nation.
Likely developments and prospects
The directors believe, on reasonable grounds, that Telstra would be likely to be unreasonably prejudiced if the directors were to provide more information than there is in this report or the financial report about:
•	the likely developments and future prospects of Telstra’s operations; or

•	the expected results of those operations in the future.
Events occurring after the end of the financial year
The directors are not aware of any matter or circumstance that has arisen since the end of the financial year that, in their opinion, has significantly affected or may significantly affect in future years Telstra’s operations, the results of those operations or the state of Telstra’s affairs; other than:
•	on 31 July 2006, our 50% owned pay television joint venture FOXTEL entered into a new $600 million syndicated secured term loan facility to fund the refinancing of previous loan facilities (including the $550 million syndicated facility), and to enable it to meet future cash flow and expenditure requirements.

The equity contribution deed (ECD) entered into by us and FOXTEL’s other ultimate shareholders, News Corporation Limited and Publishing and Broadcasting Limited has been terminated. Under this arrangement, recourse to our controlled entity Telstra Media Pty Ltd, as a FOXTEL partner, is limited to the assets of the FOXTEL Partnerships.
Details about directors and executives
Changes to the directors of Telstra Corporation Limited during the financial year and up to the date of this report were:
•	John E Fletcher resigned as director on 30 June 2006;

•	Peter J Willcox was appointed as director on 17 May 2006;

•	John D Zeglis was appointed director on 17 May 2006;

•	John T Ralph retired as director on 11 August 2005;

•	Anthony J Clark retired as director on 11 August 2005;

•	Solomon D Trujillo was appointed CEO and executive director on 1 July 2005; and

•	Zygmunt E Switkowski resigned as CEO and executive director on 1 July 2005.

As at 10 August 2006
Information about directors and senior executives is provided as follows and forms part of this report:
•	names of directors and details of their qualifications, experience, special responsibilities and directorships of other listed companies are given on pages 14 to 19;

•	number of Board and Committee meetings and attendance by directors at these meetings is provided on page 20;

•	details of director and senior executive shareholdings in Telstra are shown on page 20; and

•	details of director and senior executive remuneration is detailed in the remuneration report on pages 22 to 48.
Company secretary
The qualifications, experience and responsibilities of our company secretary are provided on page 19 and forms part of this report.
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
Deeds of indemnity in favour of directors, officers and employees
Telstra has also executed deeds of indemnity in favour of:
•	directors of the Telstra Entity (including past directors);

•	secretaries and executive officers of the Telstra Entity (other than Telstra Entity directors) and directors, secretaries and executive officers of our wholly owned subsidiaries;

•	directors, secretaries and executive officers of a related body corporate of the Telstra Entity (other than a wholly owned subsidiary) while the director, secretary or executive officer was also an employee of the Telstra Entity or a director or employee of a wholly owned subsidiary of the Telstra Entity (other than Telstra Entity directors); and

•	employees of Telstra appointed to the boards of other companies as our nominees.
Each of these deeds provides an indemnity on substantially the same terms as the indemnity provided in the constitution in favour of officers. The indemnity in favour of directors also gives directors a right of access to Board papers and requires Telstra to maintain insurance cover for the directors.

As at 10 August 2006
Additionally, Telstra has executed an indemnity in favour of employees (including executive officers other than directors) in respect of liabilities incurred in the formulation, entering into or carrying out, of a Telstra Sale Scheme (as defined in the Telstra Corporation Act 1991 (Cwth)). This indemnity would cover liabilities incurred by an employee in connection with the proposed sale by the Commonwealth of its remaining shareholding in Telstra. The indemnity is subject to an exclusion for liabilities arising out of conduct involving a lack of good faith.
In April 2006, the Commonwealth Government executed a Deed of Indemnity in favour of the directors of Telstra to cover liabilities incurred by those directors in connection with a Telstra Sale Scheme (as defined in the Telstra Corporation Act 1991 (Cwth)). This indemnity is subject to certain limited exclusions described in the Deed. The Commonwealth also executed a similar indemnity in favour of “Telstra Executives” (as defined in the Deed). The class of “Telstra Executives” includes persons who are likely to be involved in enabling Telstra to assist the Commonwealth in relation to a Telstra Sale Scheme.
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
Audit and non-audit services
The Auditor-General and Ernst & Young are authorised to perform all audit services, including an examination or review of the financial statements of the Company in accordance with the laws and rules of each jurisdiction in which filings are made for the purpose of expressing an opinion on such statements.
The Audit Committee approves the provision of recurring audit services as part of the annual approval of the audit plan. Additional audit and non-audit services are pre-approved by the Audit Committee provided they fall within a defined list of services specified by the Audit Committee. Those additional audit and non-audit services that are not listed have to be specifically approved by the Audit Committee prior to the commencement of any engagement. In addition, all non-audit services with a value over $100,000 must be separately approved by the Audit Committee, even if the service is listed as a pre-approved service.

As at 10 August 2006
The Auditor-General does not provide non-audit services. Ernst & Young does provide non-audit services, but are specifically prohibited from performing any of the following services:
•	bookkeeping services and other services related to preparing Telstra’s accounting records of financial statements;

•	financial information system design and implementation services;

•	appraisal or valuation services, fairness opinions, or contribution in kind reports;

•	actuarial services;

•	internal audit services;

•	management function or human resources;

•	broker or dealer, investment adviser, or investment banking services;

•	taxation advice of a strategic or tax planning nature; and

•	legal services or expert services unrelated to the audit.
In addition, Ernst & Young may only provide non-audit services if the performance of the non-audit service will not cause the total annual revenue to Ernst & Young from non-audit work to exceed the aggregate annual amount of Ernst & Young’s audit fees. The Audit Committee will not approve the provision of a non-audit service by Ernst & Young if the provision of the service would compromise Ernst & Young’s independence.
The provision of non-audit services by Ernst & Young is monitored by the Audit Committee via bi-annual reports to the Audit Committee. In addition, where engagements involve services from the defined list of services, these are reported to the Audit Committee at the following meeting.
The Audit Committee expects the Auditor-General and requires Ernst & Young to submit annually to the Audit Committee a formal written report delineating all relationships between the Auditor-General, Ernst & Young and the Telstra Group. This includes:
•	a listing of all audit and non-audit fees billed by the Auditor-General and Ernst & Young in the most recent fiscal year;

•	a statement on whether the Auditor-General and Ernst & Young are satisfied that the provision of the audit and any non-audit services is compatible with auditor independence; and

•	a statement regarding the Auditor General’s and Ernst & Young’s internal quality control procedures.
A copy of the independence of the auditor declaration is set out on page 21 and forms part of this report.
The Audit Committee submits annually to the Board a formal written report detailing the nature and amount of any non-audit services rendered by Ernst & Young during the most recent fiscal year and an explanation of why the provision of these non-audit services is compatible with auditor independence. If applicable, the Audit Committee recommends that the Board take appropriate action in response to the Audit Committee’s report to satisfy itself of Ernst & Young’s independence.
Details of amounts paid or payable to the auditor for non-audit services provided during the year are located in note 8 to our financial statements.
For the reason set out above, the directors are satisfied that the provision of non-audit services by the external auditor during the year ended 30 June 2006 is compatible with the general standard of independence for auditors imposed by the Corporations Act 2001.

As at 10 August 2006
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
Donald McGauchie
Chairman
10 August 2006
Solomon D Trujillo
Chief Executive Officer and Executive Director
10 August 2006

As at 10 August 2006
Directors’ profiles
As at 10 August 2006, our directors were as follows:

			Year of initial	Year last re-
Name	Age	Position	appointment	elected (1)

Donald G McGauchie	56	Chairman	1998	2005
Solomon D Trujillo (2)	54	CEO and executive director	2005	—
Belinda J Hutchinson	53	Director	2001	2004
Catherine B Livingstone	50	Director	2000	2005
Charles Macek	59	Director	2001	2004
John W Stocker	61	Director	1996	2003
Peter J Willcox (3)	60	Director	2006	—
John D Zeglis (3)	59	Director	2006	—

(1)	Other than the CEO, one third of directors are subject to re-election by rotation each year.

(2)	Solomon D Trujillo was appointed CEO and executive director on 1 July 2005.

(3)	In accordance with our constitution, Peter Willcox and John Zeglis have been appointed to fill interim positions and will stand for election at the 2006 annual general meeting.
A brief biography for each of the directors as at 10 August 2006 is presented below:
Donald G McGauchie AO
Age 56
Chairman
Mr McGauchie joined Telstra as a non-executive director in September 1998 and was appointed as chairman in July 2004. He is chairman of the Nomination Committee and is a member of the Remuneration Committee.
Experience:
Mr McGauchie has wide commercial experience within the food processing, commodity trading, finance and telecommunication sectors. He also has extensive public policy experience, having previously held several high-level advisory positions to the government including the Prime Minister’s Supermarket to Asia Council, the Foreign Affairs Council and the Trade Policy Advisory Council.
Directorships of other listed companies — current:
Director, James Hardie Industries NV (2003- ) and Nufarm Limited (2003- ).
Directorships of listed companies — past three years:
Deputy Chairman, Ridley Corporation Limited (1998-2004); Director, National Foods Limited (2000-2005) and Graincorp Limited (1999-2003).
Other:
Current: Director, Reserve Bank of Australia; Partner, C&E McGauchie — Terrick West Estate. Former: President of the National Farmers Federation (1994-1998); Chairman, Rural Finance Corporation (2003-2004).
Awarded the Centenary Medal for service to Australian society through agriculture and business in 2003. Appointed an officer in the general division of the Order of Australia in 2004.

As at 10 August 2006
Solomon D Trujillo — BSc, BBus, MBA, Hon Doctor of Law Degrees
(University of Wyoming, University of Colorado)
Age 54
Mr Trujillo joined Telstra as CEO on 1 July 2005.
Experience:
Mr Trujillo has spent his career in the communications sector where he managed fixed line, wireless, broadband and directory businesses and served as a leader in the shift to market-based management. He most recently served as CEO of Orange SA, one of Europe’s leading wireless companies. Mr Trujillo was chairman and CEO of US West until he retired in July 2000 after the company’s merger with Qwest Communications.
Directorships of other listed companies — current:
Target Corporation (1994- ).
Directorships of listed companies — past three years:
Director, Electronic Data Systems Corporation (EDS) (2005-2005), PepsiCo Inc. (2000-2005), Orange SA (2001-2005) and Gannett Co Inc (2002-2006).
Other:
Current: Member, World Economic Forum (2005- ) and UCLA’s School of Public Affairs (2000- ); Trustee, Boston College; Director, Tomas Rivera Policy Institute (1991- ).
Recipient, the Ronald H. Brown Corporate Bridge Builder Award in 1999 from President Clinton for his lifetime commitment as an advocate of workplace diversity.
Belinda J Hutchinson – BEc, FCA
Age 53
Ms Hutchinson joined Telstra as a non-executive director in November 2001. She has been a member of the Audit Committee since February 2005.
Experience:
Ms Hutchinson has had a long association with the banking industry and has been associated with Macquarie Bank since 1992 where she was an executive director. She was previously a vice president of Citibank Ltd.
Directorships of other listed companies — current:
Director, QBE Insurance Group Limited (1997- ) and Coles-Myer Ltd (2005- ).
Directorships of listed companies — past three years:
Director, TAB Limited (1997-2004) and Crane Group Limited (1997-2004).
Other:
Current: Director, St Vincent’s and Mater Health Sydney Limited (2001- ); President, Library Council of New South Wales (2005- ) (member since 1997); and Consultant, Macquarie Bank Limited (1997- ).

Former: Director of Energy Australia Limited (1997- 2005).

As at 10 August 2006
Catherine B Livingstone – BA (Hons), FCA, FTSE
Age 50
Ms Livingstone joined Telstra as non-executive director in November 2000. She is a member of the Audit Committee and the Technology Committee.
Experience:
Ms Livingstone has a degree in accounting and has held several finance and general management roles predominantly in the medical devices sector. Ms Livingstone was the chief executive of Cochlear Limited (1994-2000).
Directorships of other listed companies — current:
Director, Macquarie Bank Limited (2003- ).
Directorships of listed companies — past three years:
Director, Goodman Fielder Ltd (2000-2003) and Rural Press Limited (2000-2003).
Other:
Current: Chairman, CSIRO (2001- ); Member, Business/Industry/Higher Education Collaboration Committee (BIHECC).
Former: Chairman and Director Australian Business Foundation (2000-2005);
Director, Sydney Institute (1998-2005); Former Member, Department of Accounting and Finance Advisory Board Macquarie University.
Charles Macek — BEc, MAdmin, FAICD, FCPA, FAIM, SF Fin, FCA
Age 59
Mr Macek joined Telstra as a non-executive director in November 2001. He is a member of the Audit Committee and Nomination Committee and is chairman of the Remuneration Committee.
Experience:
Mr Macek has a strong background in economics and has had a long association with the finance and investment industry. His former roles include 16 years as founding managing director and chief investment officer and subsequently chairman of County Investment Management Ltd.
Directorships of other listed companies — current:
Director, Wesfarmers Ltd (2001- ) and Living Cell Technologies Limited (2006- ).
Directorships of listed companies — past three years:
Chairman and Director, IOOF Holdings Ltd (2002-2003).
Other:
Current: Chairman, Sustainable Investment Research Institute Pty Ltd (2002- ) and Financial Reporting Council (FRC) (2003- ); Director, Williamson Community Leadership Program Limited (2004-); Victorian Councillor, Australian Institute of Company Directors; Member, New Zealand Accounting Standards Review Board and Investment Committee of Unisuper Ltd.
Former: Chairman, Centre for Eye Research Australia Ltd (1996-2003); Director of Famoice Technology Pty Ltd (2001-2004) and Vertex Capital Pty Ltd (2004-2006).

As at 10 August 2006
John W Stocker — AO, MB, BSc, BMedSc, PhD, FRACP, FTSE
Age 61
Dr Stocker joined Telstra as a non-executive director in October 1996. He is chairman of the Audit Committee and Technology Committee.
Experience:
Dr Stocker has had a distinguished career in pharmaceutical research and extensive experience in management of research and development, and its commercialisation including in his role as chief scientist for the Commonwealth of Australia (1996-1999).
Directorships of other listed companies — current:
Chairman, Sigma Pharmaceuticals Ltd (2005- ); Director, Circadian Technologies Ltd (1996- ) and Nufarm Limited (1998- ).
Directorships of listed companies — past three years:
Chairman, Sigma Company Ltd (1998-2005); Director, Cambridge Antibody Technology Group plc (1995-2006).
Other:
Current: Principal, Foursight Associates Pty Ltd.
Former: Chairman, Grape and Wine Research and Development Corporation (1997-2004).
Peter J Willcox MA
Age 60
Mr Willcox joined Telstra as a non-executive director on 17 May 2006.
Mr Willcox holds a masters degree in physics from Cambridge University and following a 28 year career in the international petroleum industry was appointed as CEO of BHP Petroleum Limited, from 1986 to 1994. He has wide and diverse experience as a director and chairman of Australian and American listed companies. He is a fellow of the Australian Institute of Company Directors and sits on the advisory board of CVC Asia Pacific (Australia) Limited.
Directorships of other listed companies — current:
Chairman, Mayne Pharma (2005- ).
Directorships of listed companies – past three years:
Chairman, AMP Limited (2002- 2005) and Mayne Group Ltd (2002-2005).
Other:
Current: Director, CSIRO (2006- ).
Former: Deputy Chairman, Energy Developments Ltd (1994-2002), Lend Lease Corporation (1994-2000); Director: J.H. Faulding & Co Ltd (1994-2001), James Hardie Industries Ltd (1994-2001), North Ltd (1994-2000), Schroders (Australia) Ltd (1994-1999), BHP Ltd (1988-1994), Woodside Petroleum (1986-1993), Tejas Gas Corporation (1987-1994) and Hamilton Oil Corporation (1987-1991).

As at 10 August 2006
John D Zeglis BSc Finance, JD Law
Age 59
Mr Zeglis joined Telstra as a non-executive director on 17 May 2006.
Mr Zeglis has a legal background, and became partner with the law firm Sidley & Austin in 1978. His qualifications include a BSc in finance from the University of Illinois, and a JD in law from Harvard.
Mr Zeglis has had a long and distinguished career in the US telecommunications sector. He joined AT&T in 1984, and was elected as president of AT&T in 1998 and chairman and CEO of the AT&T Wireless Group in 1999. He continued as CEO of AT&T Wireless until retiring in November 2004 following the company’s sale to Cingular Wireless.
Directorships of other listed companies — current:
Director, Helmerich & Payne Corporation (1989- ).
Directorships of listed companies — past three years:
Director, Georgia Pacific Corporation (2001-2005).
Other:
Current: Director, AMX Corporation; (2005- ) and State Farm Automobile Insurance (2004- ).
Former: Director, Sara Lee Corporation (1998-2000) and Illinois Power Company (1992-1996).
During the year and through to the date of the report, the following directors resigned or retired:
•	John E Fletcher resigned as a director on 30 June 2006;

•	John T Ralph retired as a director on 11 August 2005;

•	Anthony J Clark retired as a director on 11 August 2005; and

•	Zygmunt E Switkowski resigned as a director on 1 July 2005.
A brief biography for each of the former directors is presented below:
John E Fletcher — FCPA
Mr Fletcher joined Telstra as a non-executive director in November 2000. He was a member of the Nomination Committee and the Remuneration Committee. John E Fletcher resigned as director on 30 June 2006.
Mr Fletcher has had extensive experience in management in the transport industry and was formerly chief executive of Brambles Industries Ltd. Mr Fletcher was employed by Brambles for 27 years, initially in an accounting role and then in a series of operating and senior management positions before being appointed as chief executive in 1993.
John T Ralph — AC, FCPA, FTSE, FAICD, FAIM, FAusIMM, Hon LLD (Melbourne & Queensland), DUniv (ACU)
Mr Ralph joined Telstra as non-executive director and deputy chairman in October 1996. He was a member of the Audit Committee, Nomination Committee and Remuneration Committee. John Ralph retired as director on 11 August 2005.
Mr Ralph has had over 50 years of experience in the mining and finance industries. Mr Ralph was formerly chief executive and managing director of CRA Limited. He has previously served on the boards of several of Australia’s largest companies including the Commonwealth Bank of Australia Limited, BHP Billiton Limited and Fosters Group Limited.

As at 10 August 2006
Anthony J Clark — AM, FCA, FAICD
Mr Clark joined Telstra as a non-executive director in October 1996. He served on the Audit Committee until February 2005. Anthony Clark retired as director on 11 August 2005.
Mr Clark has had extensive experience in the accounting field, specialising in audit and advisory services and is a fellow of the Institute of Chartered Accountants and a fellow of the Australian Institute of Company Directors. Mr Clark was formerly a managing partner KPMG NSW.
Zygmunt E Switkowski — BSc (Hons), PhD, FAICD
Mr Switkowski was appointed CEO and executive director from March 1999. Zygmunt Switkowski resigned as CEO and executive director on 1 July 2005.
Formerly CEO of Optus Communications Ltd and chairman and managing director of Kodak (Australasia) Pty Ltd and the Business Council of Australia.
Qualifications and experience of our company secretary
Douglas C Gration — FCIS, BSc, LLB (Hons), GDip AppFin
Age 40
Mr Gration was appointed company secretary of Telstra Corporation Limited in August 2001.
Before joining Telstra, Mr Gration was a partner in a leading national law firm. He specialised in corporate finance and securities law, mergers and acquisitions and joint ventures and other commercial contracts, and played a key role in the T1 and T2 privatisations. Mr Gration also advised on telecommunication regulatory matters. Other roles previously held in Telstra include deputy group general counsel and Infrastructure Services and Wholesale general counsel.

As at 10 August 2006
Directors’ meetings
Each director attended the following Board and committee meetings during the year as a member of the Board or relevant committee:

	Board		Committees (5)
			Audit		Nominations		Remuneration		Technology
	a	b	a	b	a	b	a	b	a	b

D G McGauchie	13	13	—	—	4	4	4	4	—	—
J T Ralph (1)	1	1	1	1	2	2	2	2	—	—
A J Clark (1)	1	1	—	—	—	—	—	—	—	—
S D Trujillo (2)	13	13	—	—	—	—	—	—	—	—
J E Fletcher (3)	13	13	—	—	4	4	4	4	—	—
B J Hutchinson	13	13	6	6	—	—	—	—	—	—
C B Livingstone	13	13	6	6	—	—	—	—	2	2
C Macek	13	13	6	6	4	4	4	4	—	—
J W Stocker	13	13	6	6	—	—	—	—	2	2
P J Willcox (4)	2	2	—	—	—	—	—	—	—	—
J D Zeglis (4)	2	2	—	—	—	—	—	—	—	—

Column a: number of meetings held while a member.

Column b: number of meetings attended.

(1)	Retired from the Board on 11 August 2005.

(2)	Appointed CEO and executive director on 1 July 2005.

(3)	Resigned from the Board on 30 June 2006.

(4)	Appointed to the Board on 17 May 2006.

(5)	Committee meetings are open to all directors to attend in an ex officio capacity.
Director and senior executive shareholdings in Telstra
As at 10 August 2006:
Directors

	Number of shares held
	Direct	Indirect
	interest	interest(1)	Total

Donald G McGauchie	1,866	55,775	57,641
Solomon D Trujillo	—	—	—
Belinda J Hutchinson	38,912	35,866	74,778
Catherine B Livingstone	11,637	23,051	34,688
Charles Macek	—	48,576	48,576
John W Stocker	2,953	94,288	97,241
Peter J Willcox	—	10,000	10,000
John D Zeglis	—	—	—

(1)	Shares in which the director does not have a relevant interest, including shares held by the director related entities, are excluded from indirect interest.
Senior executives

	Number of shares held
	Direct	Indirect
	interest	interest (1)	Total

Bruce Akhurst	4,880	17,000	21,880
Deena Shiff	5,680	—	5,680
David Moffatt	147,900	—	147,900
Kate McKenzie	—	—	—
John Stanhope	57,221	—	57,221
David Thodey	63,462	800	64,262
Gregory Winn	—	—	—

(1)	Shares in which the senior executive does not have a relevant interest, including shares held by related entities of the executive, are excluded from indirect interest.

As at 10 August 2006
Auditor’s Independence Declaration to the directors of Telstra Corporation Limited
In relation to my audit of the financial report of Telstra Group (comprising Telstra Corporation Limited and the entities it controlled during the year) for the financial year ended 30 June 2006, to the best of my knowledge and belief, there have been no contraventions of the auditor independence requirements of the Corporations Act 2001 or any applicable code of professional conduct.
Ian McPhee
Auditor-General
10 August 2006
Canberra, Australia

Remuneration report
As at 10 August 2006
The Remuneration Report forms part of the Directors’ Report and is set out under the following headings:
CONTENTS

REMUNERATION AT TELSTRA
The Remuneration Committee
Remuneration policy
Changes to the remuneration strategy
CEO AND SENIOR EXECUTIVES
Remuneration strategy
Remuneration structure
Linking the remuneration structure to the business strategy
Remuneration mix
Fixed remuneration
Short term incentive (STI)
Long term incentive (LTI)
RELATIONSHIP BETWEEN REMUNERATION AND TELSTRA’S PERFORMANCE
Defining “company performance”
DETAILS OF SENIOR EXECUTIVES’ REMUNERATION
Contract arrangements
Relocation costs associated with overseas senior executives
NON-EXECUTIVE DIRECTORS
Remuneration policy and strategy
Remuneration structure
Retirement benefits
Other benefits
Details of non-executive directors’ remuneration
This report for the year ended 30 June 2006 was prepared by the directors in accordance with the Corporations Act 2001. Under AASB 124 “Related Party Disclosures” (AASB 124), we are required to disclose remuneration details for our “key management personnel” (KMP). In addition to the directors, our KMP also includes the Chief Operating Officer and the Group Managing Directors listed in Figure 17. For the remainder of this report the KMP (other than the directors) will collectively be referred to as senior executives.
REMUNERATION AT TELSTRA
Telstra proactively manages executive and director remuneration arrangements to ensure that their remuneration is a key element supporting our business strategy by aligning reward to the achievement of strategic objectives. We also ensure that it is competitive in the markets we draw our talent from and that the needs of all stakeholders are taken into consideration when remuneration decisions are made.

Remuneration report
As at 10 August 2006
The Remuneration Committee
The policy, strategy and structure for the Board, CEO and senior executive remuneration is overseen and regularly reviewed by the Board’s Remuneration Committee.
The Telstra Board Remuneration Committee (Committee) is responsible for reviewing and recommending to the Board the remuneration policy, strategy and structure for Telstra’s Board, the CEO and senior executives. The Committee’s roles and responsibilities, composition and membership is detailed on our website. The Committee also has a responsibility to ensure that our remuneration strategy considers corporate governance principles and expectations of stakeholder bodies.
Any decision made by the Committee concerning an individual executive’s remuneration is made without that executive being present.
Remuneration policy
The remuneration policy consists of principles that guide the Committee in its deliberations, and which should be taken into consideration when formulating the strategy and structure of remuneration.
The Committee is guided by the following principles when formulating remuneration strategy and structure.

Senior executive remuneration should:	Non-executive director remuneration should:
• reflect the size and scope of the role and be market competitive in order to attract and retain talent	• be distinguished from executive remuneration • be fee based, not performance based
• be competitive in domestic and global markets	• be partly remunerated in the form of equity in order to align
• motivate executives to deliver short and long term business objectives	with the returns to shareholders
• be aligned with shareholder value creation
• be differentiated based on individual performance
Changes to the remuneration strategy
In line with major changes to Telstra’s business strategy this fiscal year, we have reviewed and updated our remuneration structure.
During fiscal 2006 the Board approved a new business strategy for Telstra. The new strategy will transform the company over several years in order to meet the challenges of a competitive global market.
With the new business strategy significantly changing the company’s commercial and operational focus, it was important to update the metrics used to determine incentive outcomes to give appropriate weight to Telstra’s new priorities. In parallel with the development of the business strategy, the Committee commissioned an extensive review of the remuneration strategy.

Remuneration report
As at 10 August 2006
The focus of the remuneration review was to advise on contemporary market practice, the relationship between fixed and variable remuneration and the measures which would drive remuneration outcomes in the context of a significant strategic realignment of the business. The aim was to reward the CEO and senior executives on the delivery of transformational and operational outcomes in line with the key elements of the new business strategy. An additional objective of the review was to link the successful delivery of the transformation to future shareholder wealth creation. Management, with input from an external remuneration consultant, formally presented the results of the review to the Committee in December 2005.
The review concluded that the CEO and senior executive remuneration strategy would need to have increased flexibility in order to:
•   focus on achieving long term transformation of the company while delivering on short term performance;
•	reinforce and reward performance measures that will evolve with the company’s changing objectives;

•	attract and retain world-class executive talent; and

•	support a variety of employment arrangements and durations.
Introduction of new performance measures
The three elements of Telstra’s remuneration structure – fixed remuneration, short term incentives (STI) and long term incentives (LTI) – complement each other and will support the execution of business strategy in both the short and long term. These elements are consistent with previous years’ incentive plans. However, new performance measures (which are discussed in detail later in this report) have been introduced to encourage executives to focus on key business outcomes and to ensure that reward payouts occur when the company and the individual achieve the transformational and operational goals set by the Board.
Figure 1 illustrates how the remuneration strategy and structure are aligned to, and support, the business strategy through the use of performance measures.
Figure 1: Alignment of the business and remuneration strategies

Remuneration report
As at 10 August 2006
CEO AND SENIOR EXECUTIVES
Remuneration strategy
Our remuneration strategy for the CEO and senior executives includes performance measures that are aligned to the key elements of Telstra’s new business strategy.
The senior executive remuneration strategy has been repositioned to drive the delivery of the transformation milestones that have been outlined in Telstra’s business strategy. Over the next 3 – 5 years, the remuneration strategy will be based on performance measures that are strongly aligned to those transformation outcomes as well as on other traditional business measures. The weighting of performance measures is expected to evolve over time from initial weighting on transformation measures to:
•	operational measures for the STI; and

•	growth and return measures for the LTI.
Figure 2 shows the proportion of the STI and LTI that depends on transformation measures for fiscal 2006. It is also indicative of how the emphasis on the transformation measures will diminish progressively as our transformation milestones are achieved. (However, it is not intended to represent future weightings of remuneration elements.)
Figure 2: Remuneration structure that supports Telstra’s transformational goals

Remuneration report
As at 10 August 2006
Remuneration structure
The remuneration structure ensures that rewards are linked to strategic outcomes.
When reviewing the structure and mix of the remuneration packages of the CEO and senior executives, the Committee takes into account:
•	emuneration practices in other major corporations in Australia (in terms of both salary levels and the ratio between fixed and “at risk” components);

•	remuneration practices of global corporations within our comparative peer group; and

•	a range of macro-economic indicators used to determine likely movements in broad salary rates.
For fiscal 2006, the remuneration structure for the CEO and senior executives consisted of:
•	fixed remuneration;

•	short term incentive (“at risk”); and

•	long term incentive (“at risk”).
Linking the remuneration structure to the business strategy
The main benefits of linking senior executives’ rewards to specific performance measures are to increase focus and understanding by senior executives of the key strategic objectives of the business and provide motivation by rewarding employees on strategy execution.
Figure 3 shows in detail how the remuneration structure is designed to satisfy the requirements of the new business strategy, by setting and monitoring specific performance measures for the various elements of remuneration.
Ordinarily, the Committee considers, and recommends to the Board, the measures and targets for the incentive plans during the annual budget setting process. However, for fiscal 2006, the Committee considered the remuneration strategy in parallel with the strategic review of the company. The Committee recommended that the incentive measures should focus on the transformation through to fiscal 2010. The fiscal 2010 strategic targets outlined to shareholders in November 2005 were used as a starting point to determine the fiscal 2006 STI and LTI performance measures.
To link the remuneration structure to business strategy, the Committee prioritised the business’ strategic objectives by considering:
•	what could be measured;

•	what objectives would have the greatest impact; and

•	what aggregate of measures would best support the key themes of the strategy.

Remuneration report
As at 10 August 2006
At the end of each financial year, the Committee reviews the company’s audited financial results and the results of the other performance measures, and assesses performance against each measure to determine the percentage of STI and LTI that is payable. Measures are tracked by an internal project office and, where appropriate, the achievement against targets will be independently audited.
Figure 3: Performance measures selected to ensure a focus on key business strategies

Remuneration	Performance
element	measures	How is it measured?	Link to business strategy

	Company Financial	EBITDA — Earnings before interest, tax, depreciation, amortisation.	To achieve earnings objective.

	Cost Reduction	Amount of accelerated cost savings.	To identify and deliver near term operating cost saving benefits that enable investment in transformation initiatives.

STI (Cash)	3G – 850 Network	The number of sites that are 3G equipped and receiving transmission.	To deliver on the wireless strategy that enables mobile revenue growth, reduces cost and optimises the mobile business.

	Broadband marketshare	The increase in Telstra’s share of retail broadband customers.	To achieve an increase in Telstra’s retail broadband marketshare.

	Individual accountabilities	The achievement of personal goals which include business unit specific targets.	To align the individual’s personal goals with the business’ goals.

	Revenue Growth	The year over year revenue growth rate over the periods – 3 and 5 years.	To drive the development of new revenue and overall growth.

	Operating Expense	The total operating expense growth rate over the periods – 3 and 5 years.	To drive cost control and restructure the cost base of the company.

	IT Transformation milestones	The time taken to achieve a targeted reduction of Business Support Systems (BSS) and Operational Support Systems (OSS).	To reduce complexity, reduce cost and provide an enhanced customer experience by reducing the number of systems.

LTI (Performance Rights)	Network Transformation milestones	The time taken to achieve network simplification and build a new platform.	To simplify the network to reduce complexity and cost, while providing a new platform for revenue growth.

	Return on Investment (ROI) over 3 years	EBIT over Average Investment (Average of Net Debt plus Shareholder Funds).	To measure the return gained from the financial investment in the transformational goals.

	Total Shareholder Return (TSR) Growth over 5 years	Absolute growth in share price and accumulated dividends from 19 August 2005.	To measure the value derived from execution of the business strategy.
In the case of Bruce Akhurst the STI is measured against specific financial metrics for Sensis in lieu of the Telstra financial and transformational measures detailed above. Sensis EBIT contribution and Cashflow make up 80% of his STI and the remaining 20% is based on individual accountabilities.
To ensure the continued alignment of transformation objectives, the creation of value and executive reward, the Committee initiated a review of the linkage between the remuneration strategy and business strategy. Any changes to the remuneration strategy as a result of this review will be reported to shareholders.

Remuneration report
As at 10 August 2006
Remuneration mix
Executive remuneration is composed of both “fixed” and “at risk” elements.
The remuneration mix describes the ratio of the different components of an executive’s pay. To strengthen the link to company performance, the Board has determined that a significant proportion of the total remuneration for the CEO and senior executives should be “at risk” representing components that are awarded based on performance. This means senior executives can only earn significant rewards if pre-determined company measures and targets are achieved. The “at risk” components of a senior executive’s remuneration package are calculated by reference to that individual’s fixed remuneration.
Figure 4 shows the remuneration mix based on the maximum level of reward for the CEO and senior executives.
Figure 4: Telstra’s remuneration mix
If the minimum performance level is not achieved, no STI or LTI will be awarded and the executive receives 100% of fixed remuneration and 0% of their “at risk” remuneration. The percentage of “at risk” pay increases with the increase in accountability.
Fixed remuneration
Fixed remuneration is in line with similar roles in the applicable market.
Fixed remuneration is made up of:
•	base salary including salary sacrifice benefits and applicable fringe benefits tax; and

•	superannuation.

Remuneration report
As at 10 August 2006
Fixed remuneration is influenced by the scope of the role and the knowledge, skills and experience required of the position holder. To ensure remuneration is market competitive, the Committee takes into account local, home country and global market rates. In determining what market rates to use for comparison purposes the Committee assesses a range of factors including company size (based on market capitalisation), industry in which the comparative company operates and global footprint.
For superannuation, in addition to mandatory contributions, the CEO and senior executives may contribute additional amounts, subject to legislative requirements.
Fixed remuneration is reviewed annually as part of the company’s overall remuneration review process and is assessed against the company’s and the individual’s performance.
For fiscal 2006, the CEO was responsible for reviewing and determining the remuneration of the company secretary. However, the remuneration policy described in this report in relation to the senior executives and the discussion of the relationship between that policy and our performance applies to the company secretary. The company secretary participates in the STI plan and the LTI plan on the terms set out in this report.
Short term incentive (STI)
The STI component delivers reward on achievement of annual performance targets.
The STI is an annual “at risk” component of remuneration for the CEO and senior executives. During fiscal 2006, the Committee ceased the Short Term Incentive Equity (STIE) Plan. As such the annual STI payment for fiscal 2006 is delivered in cash, compared with fiscal 2005 when the STI was delivered half in cash and half in equity instruments. The objective of the STI plan is to encourage executives to meet annual business objectives and their own individual performance targets.
How STI is calculated
The CEO and senior executives’ STI payment is based on their fixed remuneration, individual STI opportunity (explained below) and achievements against performance measures. This is illustrated in Figure 5.
Figure 5: Calculating the STI payment
STI opportunity and performance levels required
Depending on the role they perform, each senior executive has an STI opportunity ranging from 100% — 140% of fixed remuneration where maximum performance is met. The maximum STI opportunity varies according to the role. As illustrated in Figure 6, each of the performance measures has three different levels of performance.

Remuneration report
As at 10 August 2006
Figure 6: STI opportunity for differing levels of performance

			Senior
Level of performance		CEO	Executives
(% of STI opportunity)	Description	(% of fixed remuneration)
Gateway (25%)	The “gateway” level must be reached before any value can be attributed to each measure.	25%	25% — 35%

Target (50%)	The “target” level represents challenging but achievable levels of performance.	50%	50% — 70%

Maximum (100%)	Achievement of the “maximum” level requires significant performance above and beyond normal expectations and will result in significant improvement in key operational areas.	100%	100% — 140%
The level of performance determines the level of payment against each weighted measure. Achieving the target level of performance on each measure therefore equates to 50% of an individual’s maximum STI payment.
The STI performance measures
Performance against specific measures is assessed before any individual’s STI payment can be determined. The individual accountabilities for the CEO are determined by the Board and that of the senior executives are determined by the CEO. All individual measures are strongly aligned to the individual’s contribution towards corporate and business unit objectives.
STI payment for the CEO
The CEO’s contract provides for an STI payment for fiscal 2006 of up to a maximum of $3 million, of which $1.5 million was paid on commencement of employment. The initial $1.5 million was paid subject to the successful delivery of the new business strategy and transformation plan for the company. This payment was disclosed in the 2005 Remuneration Report.
The remaining maximum potential payment of $1.5 million will be paid subject to the CEO satisfying the performance measures described in Figure 3.
Long term incentive (LTI)
The LTI is the second “at risk” component of remuneration and it is delivered in the form of performance rights for fiscal 2006. Performance rights are the right to acquire a Telstra share at minimal cost to the employee ($1 exercise price per parcel of shares exercised on any single day) when specified performance measures are achieved. The performance rights are administered through the Telstra Growthshare Trust.
In prior years the equity instruments allocated as part of the LTI plans included restricted shares, options, deferred shares and performance rights.
The LTI plan supports the business strategy by aligning executive compensation with key performance measures and targets that support the transformation. The LTI is limited to the 220 most senior employees, as this group is responsible for leading the transformation and will drive the success of the business

Remuneration report
As at 10 August 2006
How performance rights are allocated
The CEO and senior executives receive an allocation of performance rights that is calculated as a percentage of their fixed remuneration.
Figure 7: Calculating the allocation of performance rights

*	The full market value of a Telstra share is used when we allocate performance rights (5 day volume weighted average share price). This differs from the accounting value under the executive remuneration table in Figure 17, which reflects the amortised accounting valuation of these rights and any other LTI equity granted in previous years.
Vesting
The performance rights that the CEO and senior executives receive will vest depending upon the company’s achievement of the relevant performance measures. Performance rights that have vested means that the executive has a full interest in the right and is free to exercise the right at any time until the expiry date. The allocation, test and expiry dates are illustrated in Figure 8.
Figure 8: Performance right timeline
The value of the LTI at vesting
The actual value to the executive of the LTI at vesting can be calculated using the formula in Figure 9.
Figure 9: Determining the market value of performance rights at vesting dates

*	This value is likely to be different from the values at allocation and the accounting values disclosed in the remuneration table in Figure 17.
The LTI performance measures
Similar to the STI plan, the LTI performance measures are also linked to the business strategy and transformation of the company. This approach ensures that any rewards derived from the LTI plan by the senior executives are consistent with the successful execution of the initiatives over a number of years. Successful execution of the initiatives should, in turn, drive sustainable increases in shareholder wealth.
The measures will be assessed based on a scale of performance at 30 June 2008 and 30 June 2010. The vesting arrangements are explained in Figure 10.

Remuneration report
As at 10 August 2006
Figure 10: LTI vesting arrangements for fiscal 2006

	Year 3	Year 5
Target not achieved	• 25% of performance rights for Year 3 tranche lapses.	• All unvested performance rights will lapse.
• The remaining 75% of performance rights will be added to the Year 5 tranche and may vest based on performance against the Year 5 performance scale.

Target achieved but below Maximum
•     The number of performance rights vest on a scale between Target and Maximum.
•     Any performance rights that do not vest will be discounted by 25% and the balance added to the Year 5 tranche and may vest on the Year 5 performance scale for each measure.

•     For the Year 5 tranche the number of performance rights vest on a scale between Target and Maximum.
•     The carried forward Year 3 balance will be added to the Year 5 tranche and assessed against the Year 5 performance targets.
•     Any performance rights that do not vest as a result of not reaching the Maximum of the Year 5 hurdle will lapse.

Maximum achieved	• All performance rights for the Year 3 tranche (up to 60% of the 2005 allocation) will vest if all maximum targets are achieved.	• All performance rights for the Year 5 tranche (up to 40% of the 2005 allocation), and any remaining Year 3 tranche, will vest if all maximum targets are achieved.
Exercising performance rights
A performance right can only be exercised (that is, a share can only be acquired by the executive) if the performance right vests. Once vested, the performance right can be exercised by the executive at any time up to 7 years from the grant date. Once the performance rights have been exercised the participant becomes the beneficial owner and is entitled to any dividend, bonus issue, return of capital or other distribution in respect of those shares.
Restrictions on hedging
The CEO and senior executives are restricted from entering into arrangements which effectively operate to limit the economic risk of their security holdings in shares allocated under the LTI plan during the period the shares are held in trust.
Lapsed performance rights
Where a performance right does not vest by year 5, because the performance measures have not been achieved, the right will lapse and no benefit will accrue to the executive
If the CEO or a senior executive:
•	resigns and their performance rights are not yet exercisable, those rights will lapse;

•	retires or ceases employment due to death or total permanent incapacity, and their performance rights are not yet exercisable, those rights will be exercisable if the relevant performance measure is met in accordance with the prescribed schedule;

•	is made redundant, and their performance rights are not yet exercisable, the number of unvested rights is adjusted to reflect the executive’s service period and will be exercisable if the relevant performance measure is met in accordance with the prescribed schedule; or

Remuneration report
As at 10 August 2006
•	ceases employment with Telstra for any other reason and their performance rights are not yet exercisable, the Board will decide whether those rights should lapse or remain available for exercise if the relevant performance measure is met.
RELATIONSHIP BETWEEN REMUNERATION AND TELSTRA’S PERFORMANCE
The payment levels of the “at risk” components of remuneration should reflect Telstra’s corporate performance.
Defining “company performance”
Telstra ultimately assesses its company performance by reference to increases in “shareholder wealth” and “earnings”.
Shareholder wealth
Shareholder wealth is the total return to an investor over a given period. It consists of three components: dividends paid, the movement in the market value of shares over that period, and any return of capital to shareholders, excluding buy-backs.
Dividends paid
Over the five years to 30 June 2006 we have increased the total amount returned to shareholders through dividends and special dividends each year. Our total dividends paid per share each fiscal year for the last five years is shown in Figure 11.
Market value of shares
During fiscal 2005 Telstra’s daily closing share price has fluctuated between a low of $3.63 and a high of $5.14. Figure 11 shows the share price on 30 June for the last five years.
Figure 11: Share price at year end and dividends paid per share for the last 5 years

	Year ended	Year ended	Year ended	Year ended	Year ended
	30 June 2006	30 June 2005	30 June 2004	30 June 2003	30 June 2002
Share Price ($)	3.68	5.06	5.03	4.40	4.66

Total dividends paid/declared per	34.0	40.0	26.0	27.0	22.0
share (c)
Return of capital
During the five years to 30 June 2006 we undertook two off-market share buy-backs as part of our capital management strategy, returning $1,751 million (excluding associated costs) to shareholders. All ordinary shares bought back were subsequently cancelled.

Remuneration report
As at 10 August 2006
Figure 12: Share buy back

					Franked
	Number of	Cost		Buy-back	dividend	Capital
	ordinary	Purchase	Transaction	price per	component	component
	shares bought	consideration	costs	share	per share	per share
Date	back	$ m	$ m	$	$	$
24 Nov 2003	238,241,174	1,001	8	4.20	2.70	1.50
15 Nov 2004	185,284,669	750	6	4.05	2.55	1.50
Earnings
Our company’s earnings over the five years to 30 June 2006 are summarised in Figure 13.
Figure 13: Our 5 year earnings history

	Year ended	Year ended	Year ended	Year ended	Year ended
	30 June 2006	30 June 2005	30 June 2004	30 June 2003	30 June 2002
	$m	$m	$m (1)	$m (1)	$m (1)
Sales revenue	22,750	22,161	20,737	20,495	20,196
EBITDA	9,584	10,464	10,175	9,170	9,483
Net profit available to Telstra	3,181	4,309	4,118	3,429	3,661

(1)	During fiscal 2006, we adopted Australian equivalents to International Financial Reporting Standards (A-IFRS). We restated our comparative information for the year ended 30 June 2005. The previous financial years ended 30 June 2004, 30 June 2003 and 30 June 2002 are presented under the previous Australian Generally Accepted Accounting Principles (AGAAP).
Remuneration vs company performance
Telstra’s remuneration strategy aligns with the new business strategy by assigning clear transformational and operational targets with longer term objectives which will deliver increases in shareholder wealth.
As stated in our remuneration strategy, a significant proportion of the CEO and senior executives’ total remuneration depends on the achievement of specific short and long term targets.
STI results and payments
Financial measures have represented a significant percentage of the STI plan over the last five years and therefore financial performance has a direct impact on the rewards received through the plan. The financial measures:
•	provide a strong correlation with our ability to increase shareholder returns;

•	have a direct impact on our bottom line; and

•	are measures over which the executives can exercise control.
The average STI received by senior executives as a percentage of the maximum achievable payment for achieving those short term measures is reflected in Figure 14.

Remuneration report
As at 10 August 2006
Figure 14: Average STI payment as a % of maximum payment

	Fiscal	Fiscal		Fiscal	Fiscal	Fiscal
	2006	2005		2004	2003	2002
STI received	73.8%	54.6	% (1)	31.4%	41.1%	57.6%

(1).	This includes both the cash and equity components for fiscal 2005. While the total equity component is included in determining the above percentage, the value of the rights to Telstra shares granted in fiscal 2005 will be reflected in remuneration over the following 3 years as the shares vest over their performance period.
The above calculation is made by aggregating the actual STI payments to the CEO and senior executives for the financial year and dividing that by the aggregate maximum achievable payments for those same executives. The result is then expressed as a percentage of the maximum achievable STI payment.
Relationship between company performance and STI payments
Figure 15 demonstrates the relationship between the company’s performance in the form of EBITDA and the percentage of STI payments that were made in each fiscal year.
Figure 15: Relationship between company performance (EBITDA) and STI payments
LTI results and payments
Any LTI awarded to an executive is required to be reported in accordance with International Financial Reporting Standards (IFRS). This requires a value to be attributed to the LTI equity granted before vesting has occurred. That value is then amortised over the vesting period (ie the five-year performance period for fiscal 2006 allocations). However, as vesting of any equity allocated under the LTI plans is subject to a range of internal and external performance measures, senior executives may or may not ultimately derive any value from these equity instruments.

Remuneration report
As at 10 August 2006
As at 30 June 2006 the vesting status of LTI equity is as follows:
Figure 16: LTI Status

Status of plan	Result	Next steps
The fiscal 2001 plans (September 2000 and March 2001*) did not meet the performance measure.	All instruments have lapsed.	The performance period for these plans expired in fiscal 2006 and both plans have ceased.

The fiscal 2002 plans (September 2001 and March 2002*) did not meet the performance measure in the first quarter of the performance period.	Half of all allocations lapsed.	For September 2001, the performance measures were subsequently achieved in fiscal 2005 and the remaining half of the allocations vested. The March 2002 plan performance measures are currently below the required performance hurdle.

The fiscal 2003 plan did not meet the performance hurdle in the first quarter of the performance period.	Half of all allocations lapsed.	The performance measures are currently below the required performance hurdle.

Fiscal 2004, 2005 and 2006 plans have yet to enter their respective performance periods.	No instruments have lapsed or vested yet.	Performance measures have not yet reached the assessment points.

*	March allocations were mid-cycle allocations to accommodate new executives.
DETAILS OF SENIOR EXECUTIVES’ REMUNERATION
Detailed explanation of the various components of remuneration received by the CEO and senior executives in fiscal 2006.
In this section we set out the remuneration of our CEO and the senior executives who are key management personnel. These executives had authority and responsibility for planning, directing and controlling the activities of Telstra and its controlled entities during fiscal 2006. They also include the five highest remunerated executives.
Figure 17 sets out the short term employee benefits, post-employment benefits and share-based remuneration received during the fiscal year as calculated under applicable accounting standards. It also details the remuneration components of those senior executives who ceased employment with Telstra during fiscal 2006 and would otherwise have been included in this report.
Figure 18 sets out the details of the annual STI for fiscal 2006, and Figure 19 sets out the amortised value of the CEO and senior executive allocations under the LTI plans.
Remuneration received in fiscal 2006
The remuneration of our key management personnel (excluding non-executive directors) are set out in the following tables. In accordance with the requirements of AASB 124, the remuneration disclosures for fiscal 2006 only include remuneration relating to the portion of the relevant periods that each individual was considered a KMP. As a result this approach can distort year-on-year remuneration comparisons.

Remuneration report
As at 10 August 2006
Termination payments to Dr Switkowski in fiscal 2006
As specified in the remuneration report for fiscal 2005 Dr Switkowski ceased employment with the company on 1 July 2005 and was entitled to receive termination payments in accordance with his employment contract including:
▪	a termination payment of 12 months fixed remuneration — $2,092,000; and

▪	accrued annual and long service leave — $1,059,526.42.
These payments have been aggregated and appear in Figure 17 under “Termination benefits” in accordance with the prescribed accounting standards.
Dr Switkowski also received a payment of $1,961,000 under the 2004/05 STI plan. This payment is not included in Figure 17 as it has previously been disclosed in the remuneration report for fiscal 2005.
In addition, and consistent with last years remuneration report, Figure 21 shows Dr Switkowski’s retained allocations of equity under the Deferred Remuneration and LTI plans.

As at 10 August 2006
Remuneration report
Figure 17: Senior executives’ remuneration

Salary and Fees: Includes salary, salary sacrificed benefits (other than superannuation), leave provisions and fringe benefits tax	Short Term Incentives: Includes annual bonuses payable in relation to fiscal 2006	Non-monetary benefits: Such as the value of goods and services provided as well as expatriate benefits including medical insurance, housing, private air travel	Other equity: Performance rights, restricted shares & options granted under Telstra’s LTI plans. This includes amounts accrued for current and prior year LTI grants

						Post-		Other
						employment	Termination	long term
		Short term employee benefits				benefits	benefits	benefits	Equity settled share-based payments
			Short					Accrued
		Salary	term	Non-				long	Short term
		and Fees	Incentive	monetary		Superannu	Termination	service	incentive	Deferred	Other equity	Total
Name		(1)	s (2)	benefits (3)	Other (4)	ation (5)	benefits	leave	shares (6)	shares (7)	(8)	($)
Solomon Trujillo –	Commenced	2,987,861	2,581,200	—	1,745,011	1,012,139	—	75,000	—	—	309,305	8,710,516
Chief Executive Officer	1 July 2005

Bruce Akhurst -	Ongoing	984,974	1,519,035	11,740	—	188,026	—	29,325	276,443	115,592	650,036	3,775,171
Chief Executive Officer, Sensis

Kate McKenzie -	Appointed	223,280	180,950	—	—	20,787	—	6,026	22,067	—	30,871	483,981
Group Managing Director,	GMD 16 Jan
Telstra Wholesale	2006

David Moffatt -	Ongoing	876,970	1,019,991	18,138	—	316,030	—	29,825	131,095	129,101	779,461	3,300,611
Group Managing Director, Telstra Consumer & Marketing

Deena Shiff -	Ongoing	645,857	768,951	6,062	—	116,643	—	20,000	155,829	37,438	214,391	1,965,171
Group Managing Director, Telstra Business

John Stanhope -	Ongoing	919,499	655,412	9,668	—	101,001	—	25,825	126,792	76,968	335,804	2,250,969
CFO and Group Managing Director, Finance & Administration

David Thodey -	Ongoing	1,031,086	926,798	8,248	—	52,914	—	27,100	108,869	105,198	560,789	2,821,002
Group Managing Director, Telstra Business & Government

Gregory Winn –	Commenced	1,280,944	1,408,918	1,685	1,101,907	10,814	—	32,178	—	—	—	3,836,446
Chief Operating Officer	11 Aug 2005

SUB-TOTAL		8,950,471	9,061,255	55,541	2,846,918	1,818,354	—	245,279	821,095	464,297	2,880,657	27,143,867

Remuneration report
As at 10 August 2006

						Post-
						employm		Other
						ent	Termination	long term
			Short term employee benefits			benefits	benefits	benefits	Equity settled share-based payments
			Short					Accrued
		Salary	term	Non-				long	Short term
		and Fees	Incentive	monetary		Superann	Termination	service	incentive	Deferred		Other equity		Total
Name		(1)	s (2)	benefits (3)	Other (4)	uation (5)	benefits	leave	shares (6)	shares (7)		(8)		($)
Past Employees
Zygmunt Switkowski	Ceased 1 July 2005	5,451	—	35	—	281	3,151,526 (9)	—	—	491,049	(10)	4,516	(11)	3,652,858
SUB-TOTAL		5,451	—	35	—	281	3,151,526	—	—	491,049		4,516		3,652,858
TOTAL		8,955,922	9,061,255	55,576	2,846,918	1,818,635	3,151,526	245,279	821,095	955,346		2,885,173		30,796,725

(1)	Includes salary, salary sacrifice benefits (excluding salary sacrifice superannuation which is included under Superannuation) and fringe benefits tax.

(2)	Short term incentive relates to performance in fiscal 2006 and is based on actual performance for Telstra and the individual.

(3)	Includes the benefit of interest-free loans under TESOP[97] and TESOP[99], the value of personal home security services provided by Telstra and the value of the personal use of products and services related to Telstra employment.

(4)	Includes payments made to executives on commencement of employment with Telstra and relocation payments made in accordance with their relocation agreement and which are classified as remuneration under the accounting standards.

(5)	Represents company contributions to superannuation as well as any additional superannuation contribution made through salary sacrifice by executives.

(6)	This represents the value of Short Term Incentive Shares allocated under the 2004/05 STI Equity plan whereby 50% of the STI payment was provided as shares to be distributed over 3 years at 12 month intervals. The values shown represent the annualised value for fiscal 2006 in accordance with the relevant accounting standards.

(7)	The value included in deferred shares relates to the current year amortised value of vested and unvested shares issued in fiscal 2003 and fiscal 2004 under the Deferred Remuneration Plan. The values shown represent the annualised value for fiscal 2006 in accordance with the relevant accounting standards

(8)	The value represents the annualised value of restricted shares, performance rights and options as detailed in figure 21. The executive only receives value if the performance hurdles are met.

(9)	Includes payments made on cessation of employment with Telstra in accordance with his employment contract. The payments include unused annual and long service leave and an eligible termination payment equal to 12 months fixed remuneration.

(10)	The value represents the remaining amortised value of deferred shares which has been brought forward due to the early vesting of Deferred Shares following separation from Telstra.

(11)	The value represents the pro-rated amortised value of restricted shares, options and performance rights following Dr Switkowski’s separation from Telstra on 1 July 2005.

Remuneration report
As at 10 August 2006
Figure 18: STI for fiscal 2006

Where the actual STI payment is less than the maximum potential, (eg achieved performance was less than maximum performance level) the difference is forfeited and does not become payable in subsequent years.
The minimum value of the STI may be $0 where the performance measures fail to meet the specified threshold levels.

	Maximum
	potential STI	Actual STI	% of the maximum
Name	($)	($)	potential
Solomon Trujillo	3,000,000 *	2,581,200	86.0%
Bruce Akhurst	1,642,200	1,519,035	92.5%
Kate McKenzie	241,041	180,950	75.1%
David Moffatt	1,670,200	1,019,991	61.1%
Deena Shiff	1,120,000	768,951	68.7%
John Stanhope	1,055,294	655,412	62.1%
David Thodey	1,517,600	926,798	61.1%
Gregory Winn	2,030,000	1,408,918	69.4%

*	$1,500,000 for strategic plan & $1,500,000 based on fiscal 2006 performance measures.
Tax Equalisation of foreign earned income
As prefaced in their employment contracts, Mr Trujillo and Mr Winn received reimbursement for the additional personal income tax payable due to a double taxing in Australia and the United States as a result of the international taxation rules covering foreign earned income. This only applies for fiscal 2006 as changes to the international taxation provisions come into effect on 1 July 2006 and no further payments will be required.
Equity valuations
Figure 19 provides the amortised accounting value of all LTI equity instruments, including allocations of equity made from fiscal 2001 – 2006.
The senior executives have not received any monetary value from any of these equity grants apart from the September 2001 Performance Rights plan and the September 2002 Deferred Share plan (see Figure 20), either because the LTI performance measures were not satisfied during the performance period or the performance period is continuing. The value attributed to the unvested instruments allocated on 8 September 2000 and 16 March 2001 only reflects the notional value until 8 September 2005 and 16 March 2006, respectively, when they lapsed.
Where allocations have been made to the CEO and senior executives for fiscal 2002, 2003, 2004, 2005 and 2006 and have not yet vested, the CEO and senior executives may or may not derive any value from these allocations as they are still subject to performance measures and the performance period has not yet expired.

Remuneration report
As at 10 August 2006
Figure 19: Amortised accounting value of all LTI equity for fiscal 2006

	Amortised value of LTI equity allocations (1) (2)			Total
		Performance	Restricted
	Options	rights (3)	shares
	($)	($)	($)	($)
Solomon Trujillo	—	309,305	—	309,305
Bruce Akhurst	290,185	354,513	5,338	650,036
Kate McKenzie	—	30,871	—	30,871
David Moffatt	367,050	391,010	21,401	779,461
Deena Shiff	82,016	131,691	684	214,391
John Stanhope	113,080	220,808	1,916	335,804
David Thodey	241,368	319,421	—	560,789
Gregory Winn	—	—	—	—
Zygmunt Switkowski (4)	1,743	2,737	36	4,516

(1)	The value of each instrument is calculated by applying option valuation methodologies as described in note 31 to the financial statements and is then amortised over the relevant vesting period. The values included in the table relate to the current year amortised value of all LTI instruments detailed as other equity in the remuneration table. The valuations used in current year disclosures are based on the same underlying assumptions as the previous year. Please refer to note 31 for details on our employee share plans.

(2)	Where a vesting scale is used, the table reflects the maximum achievable allocation.

(3)	The September 2002 plan failed to satisfy the performance measure in the first quarter of the performance period. In accordance with the terms of the plan half the maximum potential allocation of performance rights lapsed on 6 December 2005. Although an accounting value is recorded above, the executives received no value from this plan.

(4)	This represents the pro-rated amortised value of LTI instruments up to date of separation in accordance with accounting standards. These equity instruments are still subject to meeting performance hurdles and Dr Switkowski may or may not derive any value from these instruments.
Outstanding equity-based instruments
The accounting value and actual number of the CEO and senior executives’ performance rights, restricted shares and options that were granted, exercised and lapsed in fiscal 2006 are set out in Figure 20 and Figure 21. As the values shown in Figure 20 represent the accounting value, the executive may not have actually received these amounts. The value of lapsed instruments in Figure 20 is based on the accounting value. This value is included to address our reporting obligations only. Where these instruments lapse, there is no benefit at all to the executive, and therefore no transfer of any equity or equity-related instrument. All instruments that have lapsed were subjected to the external performance measure of Total Shareholder Return (TSR).
Figure 20: Value of equity instruments granted, exercised and lapsed in fiscal 2006

	Granted during period (1)		Exercised	Lapsed	Aggregate of rights
					granted, exercised
					and lapsed
			($)	($)	($)
		% of Total
		Remuneration
	($)	(2)
Solomon Trujillo	2,482,011	28.5%	—	—	2,482,011
Bruce Akhurst	436,714	11.6%	—	—	436,714
Kate McKenzie	164,838	34.1%	—	—	164,838
David Moffatt	444,159	13.5%	—	—	444,159
Deena Shiff	297,846	15.2%	—	—	297,846
John Stanhope	384,589	17.1%	—	—	384,589
David Thodey	403,578	14.3%	—	—	403,578
Gregory Winn	—	—	—	—	—
Zygmunt Switkowski	—	—	—	—	—

(1)	This represents the accounting value at grant date of performance rights granted in fiscal 2006.

(2)	Total Remuneration is the sum of short term benefits, post employment benefits and share based payments detailed in Figure 19.

Remuneration report
As at 10 August 2006
The actual number of LTI instruments that were granted, exercised and lapsed in fiscal 2006 is set out in Figure 21. Of the performance rights allocated in fiscal 2006, 100% of the allocations were granted and none were forfeited, lapsed or vested during fiscal 2006. However, all unvested equity instruments may lapse in future years if the performance measures are not satisfied.
Figure 21: Number of equity-based instruments – granted, vested, exercised and lapsed

							Vested but
							not
			Granted		Lapsed	Balance at	exercised
		Balance at 1	during period	Exercised	during	30 June	during
	Instrument	July 2005	(1)	during period	period (2)	2006 (3)	period (4)
Solomon Trujillo	Performance Rights	—	836,821	—	—	836,821	—
Bruce Akhurst	Performance Rights	473,600	147,240	59,000	66,900	494,940	—
	Restricted shares	39,000	—	—	39,000	—	—
	Options	805,000	—	—	188,000	617,000	—
	Deferred shares	135,300	—	66,900	—	68,400	—
	Incentive shares	—	120,967	—	—	120,967	—

Kate McKenzie	Performance Rights	36,000	55,576	—	—	91,576	—
	Restricted shares	—	—	—	—	—	—
	Options	—	—	—	—	—	—
	Deferred shares	—	—	—	—	—	—
	Incentive shares	—	18,905	—	—	18,905	—

David Moffatt	Performance Rights	521,600	149,750	71,000	76,300	524,050	—
	Restricted shares	40,000	—	—	40,000	—	—
	Options	890,000	—	—	150,000	740,000	—
	Deferred shares	152,400	—	76,300	—	76,100	—
	Incentive shares	—	57,365	—	—	57,365	—

Deena Shiff	Performance Rights	151,600	100,420	17,000	19,800	215,220
	Restricted shares	5,000	—	—	5,000	—	—
	Options	202,200	—	—	24,200	178,000	—
	Deferred shares	42,300	—	19,800	—	22,500	—
	Incentive shares	—	68,188	—	—	68,188	—

John Stanhope	Performance Rights	290,000	129,666	23,000	23,800	372,866	—
	Restricted shares	14,000	—	—	14,000	—	—
	Options	310,000	—	—	69,000	241,000	—
	Deferred shares	73,200	—	23,800	—	49,400	—
	Incentive shares	—	55,482	—	—	55,482	—

David Thodey	Performance Rights	427,200	136,068	51,000	59,000	453,268	—
	Restricted shares	—	—	—	—	—	—
	Options	534,000	—	—	—	534,000	—
	Deferred shares	121,600	—	—	—	121,600	59,000
	Incentive shares	—	47,639	—	—	47,639	—

Greg Winn	—	—	—	—	—	—	—

Zygmunt Switkowski	Performance Rights	1,643,600	—	—	—	1,643,600	—
	Restricted shares	96,000	—	—	—	96,000	—
	Options	1,810,000	—	—	—	1,810,000	—
	Deferred shares	500,700	—	—	—	500,700	—

(1)	Instruments granted during fiscal 2006 relate to the annual LTI plan for fiscal 2006 and the STI plan for fiscal 2005.

(2)	No equity instruments granted during fiscal 2006 lapsed in fiscal 2006.

(3)	This represents the number of vested and unvested equity instruments which have not been exercised or lapsed as at 30 June 2006, or in the case of Dr Switkowski, the date of cessation with Telstra.

(4)	The number of instruments that vested during fiscal 2006 relate to the September 2002 Deferred Shares and had not been exercised at 30 June 2006.
Contract arrangements
The key terms and conditions for the CEO and senior executive service contracts are set out in Figure 22.
A contract typically outlines the components of remuneration paid to the executive but does not prescribe how remuneration levels are to be modified from year to year.

Remuneration report
As at 10 August 2006
Generally, contracts can be terminated by either the company or senior executive providing 6 months notice. Upon notice being given Telstra can require the executive to remain employed by Telstra for the notice period or terminate employment immediately by providing payment in lieu of notice.
Figure 22: Summary of contract arrangements for CEO and senior executives

		Fixed
	Term of	remuneration	Additional	Notice	Termination
Name	agreement	at 30 June 2006	conditions	Period (1)	payment (2)
Solomon Trujillo	Ongoing	$3,000,000	nil	30 days	12 months (3)
Bruce Akhurst	Ongoing	$1,173,000	nil	6 months	12 months
Kate McKenzie	Ongoing	$530,000	nil	6 months	12 months
David Moffatt	Ongoing	$1,193,000	nil	6 months	12 months
Deena Shiff	Ongoing	$800,000	nil	6 months	12 months
John Stanhope	Ongoing	$1,033,000	nil	6 months	12 months
David Thodey	Ongoing	$1,084,000	nil	6 months	12 months
Gregory Winn	11 August 2005 to 10 August 2007(3)	$1,450,000	$500,000 sign on bonus paid 12 Sept 2005. Contract completion payments (4)	3 months	6 months + pro-rata at target STI + pro-rata contract completion payment (where pro-rata performance met)
Zygmunt Switkowski	1 September 2003 to 31 December 2007	$2,092,000	nil	6 months	12 months

(1)	Upon notice being given Telstra can require the executive to work through the notice period or terminate employment immediately by providing payment in lieu of notice.

(2)	Payment is calculated on fixed remuneration as at date of termination. There will be no payment if termination is a result of serious misconduct or redundancy (in which case Telstra’s redundancy policy applies).

(3)	A 24 month termination payment applied where Mr Trujillo’s employment was terminated in the first 12 months. As this period has now expired the standard 12 month termination payment will apply.

(4)	Where both parties mutually agree, the contract can be extended by 12 months until 8 August 2008. Where extended, and termination occurs between 2-3 years of employment, Mr. Winn is paid the lesser of: remaining fixed remuneration to completion or 6 months fixed remuneration and pro-rata 3rd year contract completion payment (where pro-rata performance is met).

(5)	Contract completion payments are in lieu of LTI participation (due to fixed term contract). Payment of up to $1.8m subject to performance against pre-determined measures. Where contract is extended an additional contract completion payment of $500,000 is available.
Relocation costs associated with overseas senior executives
During the year the Board implemented significant changes to the executive management team. In addition to Solomon Trujillo joining Telstra as the Chief Executive Officer, a number of key executives were recruited to drive the major transformational changes required under the new business strategy.
Where executives have been recruited from overseas, appropriate reward to secure their employment was negotiated. This can include overseas relocation benefits in accordance with our relocation policies or the executives’ contract of employment.

Remuneration report
As at 10 August 2006
The range of benefits and services provided to these senior executives under those arrangements may include:

•	travel to Australia for themselves and their immediate family on commencement;

•	a defined number of round-trip air tickets to their place of origin for themselves and their family;

•	furniture storage and removal costs;

•	rental assistance while in Australia for an initial period of time;

•	a relocation allowance to cover incidental and miscellaneous expenses;

•	health insurance;

•	tax advice; and

•	tax equalisation of foreign earned income.
NON-EXECUTIVE DIRECTORS
Remuneration policy and strategy
In order to maintain their independence and impartiality, non-executive directors are remunerated with fees which are not linked to company performance. The total fee pool is approved by shareholders.
Our non-executive directors are remunerated in accordance with our constitution, which provides for the following:
•	an aggregate limit of fees is set and varied only by approval of a resolution of shareholders at the annual general meeting; and

•	the Board determines how those fees are allocated among the directors within the fee pool.
In recognition of the increased time and responsibility of non-executive directors, on 25 October 2005, shareholders approved an increase to the directors’ fee pool to $2,000,000 per annum (previously $1,320,000 per annum). As a result of this increase:
•	fees paid to Board members, including additional fees paid for service on Board committees were increased; and

•	existing retirement benefits to non-executive directors, employed before 1 July 2002, were integrated into the overall fee pool.
In determining the required level for the fee pool and individual director fee levels, the Committee makes recommendations to the Board, and in the case of the fee pool, the Board makes a recommendation to shareholders, taking into account:
•	the company’s existing remuneration policies;

•	independent professional advice;

•	the fee pools of other comparable companies (based on company size using market capitalisation);

•	fees paid to individual directors by comparable companies;

Remuneration report
As at 10 August 2006
•	the general time commitment and responsibilities involved;

•	the risks associated with discharging the duties attaching to the role of director; and

•	the level of fees necessary to attract and retain directors of a suitable calibre.
In order to maintain their independence and impartiality, the remuneration of the non-executive directors is not linked to the performance of the company, except through their participation in the Directshare plan, which is explained below.
Remuneration structure
Non-executive directors receive a total remuneration package based on their role on the Board and their committee memberships. Non-executive directors must sacrifice at least 20% of their fees into Telstra shares to align their interests with those of our shareholders.
All Board and committee fees, including superannuation, paid to non-executive directors in fiscal 2006 remain within the new fee pool. Board and Committee fees were increased in fiscal 2006 to take into account the changes to retirement benefits made following the 2005 Annual General Meeting and prevailing market rates for directors’ fees. Following these increases the Board and Committee fees payable to directors in fiscal 2006 are set out below.
Board fees

	Chairman	Director
Board	$450,000	$130,000
Committee fees
Board members, excluding the Chairman, are paid the following additional fees for service on Board committees:

Committee	Chairman	Member
Audit Committee	$70,000	$35,000
Remuneration Committee	$14,000	$7,000
Nomination Committee	—	$7,000
Technology Committee	$7,000	$7,000
The Board considered these fees appropriate given the additional time requirements of committee members, the complex matters before the committees and, in the case of the Audit Committee, an increased number of committee meetings and governance requirements.
Components of the total remuneration package (TRP)
The Board has determined that a non-executive director’s total remuneration will consist of three components: cash, shares (through the Directshare plan) and superannuation. Each year directors are asked to specify the allocation of their total remuneration between these three components, subject to the following conditions:
•	at least 30% must be taken as cash;

•	at least 20% must be taken as Directshares; and

Remuneration report
As at 10 August 2006
•	the minimum superannuation guarantee contribution must be made, where applicable.
The Board will continue to periodically review its approach to the non-executive directors’ remuneration structure to ensure it compares with general industry practice and best practice principles of corporate governance.
Equity compensation – Directshare
Directshare aims to encourage a longer-term perspective and to align the directors’ interests with those of our shareholders.
Through our Directshare plan, non-executive directors are required to sacrifice a minimum of 20% of their TRP towards the acquisition of restricted Telstra shares. The shares are purchased on-market and allocated to the participating non-executive director at market price. The shares are held in trust and are unable to be dealt with for 5 years unless the participating director ceases to be a director of Telstra.
If a non-executive director chooses to increase their participation in the Directshare plan, they take a greater percentage of TRP in Telstra shares, and their cash component is reduced. As the allocation of Directshares is simply a percentage of the non-executive director’s TRP, it is not subject to the satisfaction of a performance measure.
Directors are restricted from entering into arrangements which effectively operate to limit the economic risk of their shareholdings allocated under the Directshare plan during the period the shares are held in trust.
Superannuation
Mandatory superannuation contributions are included as part of each director’s total remuneration. Directors may choose to increase the proportion of their remuneration taken as superannuation, subject to legislative requirements.
Retirement benefits
In accordance with good corporate governance practice, we do not provide retirement benefits for directors appointed after 30 June 2002. However, non-executive directors appointed before that date were eligible to receive retirement benefits on retiring as a director.
At the annual general meeting on 25 October 2005, we explained that as a result of the increase in the directors’ fee pool, retirement benefits would cease to accrue. This means that directors who were appointed before 30 June 2002 will receive cash equal to the benefits accrued to 25 October 2005. These benefits will be indexed by reference to changes in Telstra’s share price between that date and the date the director’s retirement takes effect.
This approach:
•	aligns directors’ interests with those of stakeholders and with the long term success of the company;

•	subjects the value of the retirement benefit to movement in Telstra’s share price and dividend payments; and

Remuneration report
As at 10 August 2006
•	maintains the principle that this payment be made when the director retires, rather than provide an early cash payout of the retirement benefits at the time these arrangements were approved.
Figure 23 shows the increase in retirement benefits payable to non-executive directors appointed before 30 June 2002 and the value of the payment to the director if he or she had retired on 30 June 2006.
Figure 23: Non-executive directors – increases in retirement benefits

				Indexed	Payment to
		Increase in		increase in	director if he/she
	Balance as	value to	Total value to	value to	had retired on 30
	at 2005	25 October 05	25 October 05	30 June 06	June 2006 (1)
	(a)	(b)	(a) + (b)	(c) - (a)	(c)
Name	($)	($)	($)	($)	($)
Donald G	340,673	76,169	416,842	60,094	400,767
McGauchie

John E Fletcher	126,138	13,829	139,967	8,437	134,575 (2)

Belinda J	103,794	16,584	120,378	11,943	115,737
Hutchinson

Catherine B	143,074	18,059	161,133	11,849	154,923
Livingstone

Charles Macek	117,949	17,315	135,264	12,099	130,048

John W Stocker	342,176	27,273	369,449	13,026	355,202

(1)	The value is calculated by multiplying the number of notional shares plus additional notional sharesallocated for re-invested dividends by $3.68 being the volume weighted average price of Telstra shares traded on 30 June 2006.

(2)	John Fletcher resigned as a director on 30 June 2006 and was paid this amount in accordance with the retirement benefit policy. This amount is also included as a termination payment in Figure 24.
Other benefits
Directors also receive reimbursement for reasonable travelling, accommodation and other expenses incurred in travelling to or from meetings of the Board or committees, or when otherwise engaged on company business. We also provide directors with telecommunications and other services and equipment to assist them in performing their duties. From time to time, we may also make products and services available to directors without charge to allow them to familiarise themselves with our products and services and with recent technological developments.
To the extent any of these items are considered a personal benefit to a director, the value of the benefit is included in the “non-monetary benefits” column in Figure 24.
Details of non-executive directors’ remuneration
Figure 24 provides the details of all remuneration paid to our non-executive directors in fiscal 2006.

Remuneration report
As at 10 August 2006
Figure 24: Non-executive directors – details of remuneration

								Equity settled
							Termination	share-based
		Short term employee benefits			Post-employment benefits		benefits	payments
			Non-
		Salary and	monetary		Superannu	Retirement	Termination
Name		Fees (1)	benefits (2)	Other	ation	benefits	benefits (3)	Direct share	Total
Donald G McGauchie	Ongoing	312,236	3,078	—	12,158	60,094	—	81,099	468,665
Chairman

John T Ralph (4)	Retired COB	17,474	380	—	(5)	—	462,548	—	480,402
Deputy Chairman	11 Aug 2005

Anthony J Clark (4)	Retired COB	9,015	458	—	970	—	278,846	—	289,289
Director	11 Aug 2005

John E Fletcher (6)	Resigned	94,209	2,775	—	8,056	—	134,575	26,422	266,037
Director	COB 30 June
	2006

Belinda J Hutchinson	Ongoing	100,611	2,288	—	18,551	11,943	—	29,740	163,133
Director

Catherine Livingstone	Ongoing	113,063	2,288	—	10,998	11,849	—	31,015	169,213
Director

Charles Macek	Ongoing	123,032	2,748	—	11,227	12,099	—	33,565	182,671
Director

John W Stocker	Ongoing	110,817	2,288	—	39,006	13,026	—	37,390	202,527
Director

Peter Willcox (7)	Commenced	11,872	—	—	1,069	—	—	3,235	16,176
Director	17 May 2006

John Zeglis (7)	Commenced	12,941	—	—		—	—	3,235	16,176
Director	17 May 2006

Total		905,270	16,303	—	102,035	109,011	875,969	245,701	2,254,289

(1)	Includes fees for membership on Board committees.

(2)	Includes the value of the personal use of products and services.

(3)	These payments relate to eligible retirement benefits payable on cessation as Directors of Telstra.

(4)	Mr Ralph and Mr Clark retired as Directors of Telstra effective 11 August 2005.

(5)	Under current superannuation legislation Mr Ralph did not receive superannuation benefits as he had passed his 70th birthday.

(6)	Mr Fletcher resigned as a Director of Telstra on 30 June 2006.

(7)	Mr Willcox and Mr Zeglis were appointed as Directors on 17 May 2006. Mr Zeglis is based in the United States.

(8)	There are no individual contracts for service with our non-executive directors other than as described above in relation to post-employment benefits.

Telstra Corporation Limited and controlled entities
Telstra Corporation Limited and controlled entities
Australian Business Number (ABN): 33 051 775 556

Telstra Corporation Limited and controlled entities
Income Statement
for the year ended 30 June 2006

		Telstra Group			Telstra Entity
		Year ended 30 June			Year ended 30 June
		2006	2006	2005	2006	2005
	Note	$m	US$m	$m	$m	$m

Income
Revenue (excluding finance income)	6	22,772	16,904	22,181	20,485	19,831
Other income	6	328	243	261	163	133

		23,100	17,147	22,442	20,648	19,964

Expenses
Labour	7	4,364	3,239	3,858	3,483	3,082
Goods and services purchased	7	4,730	3,511	4,211	3,305	2,958
Other expenses	7	4,427	3,286	3,815	4,562	3,478

		13,521	10,036	11,884	11,350	9,518

Share of net (gain)/loss from jointly controlled and associated entities	30	(5)	(4)	94	—	—

		13,516	10,032	11,978	11,350	9,518

Earnings before interest, income tax expense, depreciation and amortisation (EBITDA)		9,584	7,115	10,464	9,298	10,446
Depreciation and amortisation	7	4,087	3,034	3,529	3,657	3,206

Earnings before interest and income tax expense (EBIT)		5,497	4,081	6,935	5,641	7,240

Finance income	6	66	49	83	63	101
Finance costs	7	1,002	744	963	985	943

Net finance costs		936	695	880	922	842

Profit before income tax expense		4,561	3,386	6,055	4,719	6,398

Income tax expense	9	1,380	1,024	1,746	1,482	1,882

Profit for the year		3,181	2,362	4,309	3,237	4,516

Earnings per share (cents per share)		cents	US cents	cents

Basic	3	25.7	19.0	34.7

Diluted	3	25.7	19.0	34.6

Total dividends declared (cents per share)	4	34.0	25.0	40.0

The notes following the financial statements form part of the financial report.

Telstra Corporation Limited and controlled entities
Balance Sheet
as at 30 June 2006

		Telstra Group			Telstra Entity
			As at 30 June		As at 30 June
		2006	2006	2005	2006	2005
	Note	$m	US$m	$m	$m	$m

Current assets
Cash and cash equivalents	10	689	511	1,548	474	1,368
Trade and other receivables	11	3,701	2,747	3,549	3,344	3,538
Inventories	12	224	166	232	175	194
Derivative financial assets	16	21	16	4	21	4
Prepayments		244	181	249	172	173

Total current assets		4,879	3,621	5,582	4,186	5,277

Non current assets
Trade and other receivables	11	87	65	97	127	115
Inventories	12	20	15	15	20	15
Investments — accounted for using the equity method	13	23	17	48	18	41
Investments — other	13	—	—	—	5,953	6,136
Property, plant and equipment	14	23,622	17,535	22,891	21,765	21,223
Intangibles	15	6,123	4,545	6,329	2,465	2,751
Deferred tax assets	9	1	1	2	—	—
Derivative financial assets	16	391	290	—	391	—
Defined benefit assets	28	1,029	764	247	1,004	242

Total non current assets		31,296	23,232	29,629	31,743	30,523

Total assets		36,175	26,853	35,211	35,929	35,800

Current liabilities
Trade and other payables	17	3,570	2,650	2,807	3,065	1,956
Borrowings	18	1,969	1,462	1,507	3,374	3,892
Current tax liabilities		428	318	534	400	519
Provisions	19	737	547	421	679	356
Derivative financial liabilities	20	12	9	11	12	11
Revenue received in advance		1,170	868	1,132	919	912

Total current liabilities		7,886	5,854	6,412	8,449	7,646

Non current liabilities
Trade and other payables	17	197	146	250	65	61
Borrowings	18	11,409	8,469	10,941	11,376	10,907
Deferred tax liabilities	9	1,704	1,265	1,804	1,832	1,961
Provisions	19	974	723	894	924	837
Derivative financial liabilities	20	768	570	864	768	864
Revenue received in advance		405	301	388	400	381

Total non current liabilities		15,457	11,474	15,141	15,365	15,011

Total liabilities		23,343	17,328	21,553	23,814	22,657

Net assets		12,832	9,525	13,658	12,115	13,143

Equity
Share capital	21	5,569	4,134	5,536	5,569	5,536
Reserves	22	(160)	(119)	(153)	210	194
Retained profits	23	7,177	5,327	8,273	6,336	7,413

Equity available to Telstra Entity shareholders		12,586	9,342	13,656	12,115	13,143
Minority interests	23	246	183	2	—	—

Total equity		12,832	9,525	13,658	12,115	13,143

The notes following the financial statements form part of the financial report.

Telstra Corporation Limited and controlled entities
Statement of Recognised Income and Expense
for the year ended 30 June 2006

	Telstra Group			Telstra Entity
	Year ended 30 June			Year ended 30 June
	2006	2006	2005	2006	2005
	$m	US$m	$m	$m	$m

Foreign currency translation reserve
Equity accounting our interest in jointly controlled and associated entities	1	1	(2)	—	—
Translation of financial statements of non-Australian controlled entities	(36)	(27)	(193)	—	—

Cash flow hedging reserve
Net hedging gains recognised directly in equity	327	243	—	327	—
Net hedging gains removed from equity and included in profit for the year	(420)	(312)	—	(421)	—

General reserve
Equity accounting our interest in jointly controlled and associated entities	—	—	5	—	—

Retained profits
Actuarial gain/(loss) on our defined benefit plans	958	711	(90)	945	(85)

	830	616	(280)	851	(85)
Income tax on equity items	(256)	(190)	24	(256)	24

Net income/(expense) recognised directly in equity.	574	426	(256)	595	(61)
Profit for the year	3,181	2,362	4,309	3,237	4,516

Total recognised income for the year	3,755	2,788	4,053	3,832	4,455

Effects of changes in accounting policy attributable to Telstra Entity	74	55	1,223	77	737

The notes following the financial statements form part of the financial report.

Telstra Corporation Limited and controlled entities
Statement of Cash Flows
for the year ended 30 June 2006

	Telstra Group				Telstra Entity
		Year ended 30 June			Year ended 30 June
		2006	2006	2005	2006	2005
	Note	$m	US$m	$m	$m	$m
Cash flows from operating activities
Receipts from customers (inclusive of goods and services tax (GST))		25,229	18,779	24,526	21,928	21,343
Payments to suppliers and to employees (inclusive of GST)		(14,785)	(11,026)	(13,848)	(11,754)	(11,079)

Net cash generated by operations		10,444	7,753	10,678	10,174	10,264
Income taxes paid		(1,882)	(1,397)	(1,718)	(1,863)	(1,712)

Net cash provided by operating activities	24	8,562	6,356	8,960	8,311	8,552

Cash flows from investing activities
Payments for:
- property, plant and equipment		(3,636)	(2,699)	(2,995)	(3,483)	(2,715)
- intangibles		(619)	(459)	(544)	(502)	(460)

Capital expenditure (before investments)		(4,255)	(3,158)	(3,539)	(3,985)	(3,175)
- shares in controlled entities (net of cash acquired)	24	(43)	(32)	(573)	(27)	(28)
- payments for other investments		(5)	(4)	(17)	—	(6)

Total capital expenditure		(4,303)	(3,194)	(4,129)	(4,012)	(3,209)
Proceeds from:
- sale of property, plant and equipment		50	37	68	72	79
- sale of shares in controlled entities		4	3	—	—	—
- sale of other investments		89	66	176	89	164
Net proceeds from CSL New World Mobility merger	24	42	31	—	—	—
Issue of additional shares by controlled entities		6	4	—	—	—
Redemption of PCCW converting note		—	—	76	—	76
Proceeds from share buy-back by jointly controlled and associated entities		34	25	—	34	—
Loan to jointly controlled and associated entities		—	—	(37)	—	—
Interest received		66	49	78	63	79
Dividends received		—	—	2	—	1

Net cash used in investing activities		(4,012)	(2,979)	(3,766)	(3,754)	(2,810)

Operating cash flows less investing cash flows		4,550	3,377	5,194	4,557	5,742

Cash flows from financing activities
Proceeds from borrowings		8,641	6,413	6,433	8,680	6,611
Proceeds from Telstra bonds		—	—	983	—	983
Repayment of borrowings		(7,624)	(5,659)	(5,735)	(7,703)	(6,478)
Repayment of Telstra bonds		(517)	(384)	(272)	(517)	(272)
Repayment of finance lease principal amounts		(7)	(5)	(16)	(6)	(11)
Staff repayments of share loans		24	18	19	24	19
Purchase of shares for employee share plans	21	(6)	(4)	—	(6)	—
Finance costs paid		(940)	(698)	(879)	(953)	(892)
Dividends paid	4	(4,970)	(3,689)	(4,124)	(4,970)	(4,124)
Share buy-back	21	—	—	(756)	—	(756)

Net cash used in financing activities		(5,399)	(4,008)	(4,347)	(5,451)	(4,920)

Net increase/(decrease) in cash		(849)	(631)	847	(894)	822
Foreign currency translation on opening balances		4	3	(3)	—	—
Cash at the beginning of the year		1,534	1,139	690	1,368	546

Cash at the end of the year	24	689	511	1,534	474	1,368

The notes following the financial statements form part of the financial report.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements
1. Basis of preparation
In this financial report, we, us, our, Telstra and the Telstra Group — all mean Telstra Corporation Limited, an Australian corporation and its controlled entities as a whole. Telstra Entity is the legal entity, Telstra Corporation Limited.
Our financial or fiscal year ends on 30 June. Unless we state differently the following applies;
•	year, fiscal year or financial year means the year ended 30 June;
•	balance date means the date 30 June; and
•	2006 means fiscal 2006 and similarly for other fiscal years.
The financial report of the Telstra Group and the Telstra Entity for the year ended 30 June 2006 was authorised for issue in accordance with a resolution of the Telstra Board of Directors on 10 August 2006.
The principal accounting policies used in preparing the financial report of the Telstra Group and the Telstra Entity are listed in note 2 to our financial statements.
1.1 Basis of preparation of the financial report
This financial report is a general purpose financial report prepared in accordance with the requirements of the Australian Corporations Act 2001 and Accounting Standards applicable in Australia.
Both the functional and presentation currency of the Telstra Entity and its Australian controlled entities is Australian dollars. The functional currency of certain non Australian controlled entities is not Australian dollars. As a result, the results of these entities are translated to Australian dollars for presentation in the Telstra Group financial report.
This financial report is prepared in accordance with historical cost, except for some categories of investments, which are equity accounted and some financial assets and liabilities (including derivative instruments) which are recorded at fair value. Cost is the fair value of the consideration given in exchange for net assets acquired.
In preparing this financial report, we are required to make judgements and estimates that impact:
•	income and expenses for the year;

•	the reported amounts of assets and liabilities; and

•	the disclosure of off balance sheet arrangements, including contingent assets and contingent liabilities.
We continually evaluate our judgements and estimates. We base our judgements and estimates on historical experience, various other assumptions we believe to be reasonable under the circumstances and, where appropriate, practices adopted by international telecommunications companies.
Actual results may differ from our estimates in the event that the scenarios on which our judgements are based prove to be different.
1.2 Statement of compliance
This financial report complies with Accounting Standards applicable in Australia, which include Australian equivalents to International Financial Reporting Standards (A-IFRS). Compliance with A-IFRS ensures that the Telstra Group and Telstra Entity financial statements and notes comply with International Financial Reporting Standards (IFRS). The financial statements of Telstra Entity are considered separate financial statements.
This is our first full year financial report prepared in accordance with A-IFRS. AASB 1: “First time adoption of Australian equivalents to International Financial Reporting Standards” (AASB 1) has been applied in preparing this financial report. Our financial reports up to 30 June 2005 had been prepared in accordance with previous Australian Generally Accepted Accounting Principles (AGAAP). AGAAP differs in certain respects from A-IFRS.
When preparing this financial report we have amended certain accounting and valuation methods applied in the previous AGAAP financial statements to comply with A-IFRS. With the exception of financial instruments, the comparative figures were restated to reflect these adjustments. We have taken the exemption available under AASB 1 to only apply AASB 132: “Financial Instruments: Disclosure and Presentation” (AASB 132) and AASB 139: “Financial Instruments: Recognition and Measurement” (AASB 139), from 1 July 2005. In addition, we have elected to early adopt AASB 7: “Financial Instruments: Disclosures”, which supersedes the disclosure requirements of AASB 132.
Reconciliations and descriptions of the impact of the transition to A-IFRS on the Telstra Group and Telstra Entity’s income statement, balance sheet and statement of cash flow are provided in note 36.
1.3 Clarification of terminology used in our income statement
Under the requirements of AASB 101: “Presentation of Financial Statements”, we must classify all of our expenses (apart from any finance costs and our share of net (gain)/loss from jointly controlled and associated entities) according to either the nature (type) of the expense or the function (activity to which the expense relates). We have chosen to classify our expenses using the nature classification as it more accurately reflects the type of operations we undertake.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
1. Basis of preparation (continued)
1.3 Clarification of terminology used in our income statement (continued)
Earnings before interest, income tax expense, depreciation and amortisation (EBITDA) reflects our profit for the year prior to including the effect of net finance costs, income taxes, depreciation and amortisation. We believe that EBITDA is a relevant and useful financial measure used by management to measure the company’s operating profit.
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
When a specific item from continuing operations is of such a size, nature or incidence that its disclosure is relevant in explaining our operating performance for the reporting period, its nature and amount is disclosed separately in note 7(b).
1.4 Adoption of accounting standards before their application date
Certain new accounting standards and Urgent Issues Group (UIG) interpretations have been issued with an application date after the year ended 30 June 2006. As a result, these accounting standards and UIG interpretations are not mandatory for adoption in our financial report for the year ended 30 June 2006.
Under subsection 334(5) of the Corporations Act 2001, we elected to early adopt the following accounting standards before the application date:
•	AASB 119: “Employee Benefits (issued December 2004)”(AASB 119); and
•	AASB 7: “Financial Instruments: Disclosures” (AASB 7).
Due to the early adoption of the revised AASB 119, we also elected to adopt the related omnibus accounting standard, AASB 2005-3: “Amendments to Australian Accounting Standards”. Our comparatives for the year ended 30 June 2005 were fully restated for these accounting standards in accordance with AASB 1.
Due to the early adoption of AASB 7, we also elected to adopt the related omnibus accounting standard, AASB 2005-10: “Amendments to Australian Accounting Standards”. We have taken the exemption available under AASB 1 to only apply these standards from 1 July 2005.
1.5 United States generally accepted accounting principles (USGAAP)
This financial report combines the disclosure requirements for both A-IFRS and United States Generally Accepted Accounting Principles (USGAAP). Note 37 contains a reconciliation of the major differences between our financial report prepared under A-IFRS and USGAAP.
This financial report has been prepared using our presentation currency, Australian dollars (A$). For the convenience of readers outside Australia we have converted our financial statements and USGAAP disclosures from A$ to US$ for fiscal 2006.
These conversions appear under columns headed “US$m” and represent rounded millions of US dollars. The conversion has been made using the noon buying rate in New York City for cable transfers in non-US currencies. This rate is certified for custom purposes by the Federal Reserve Bank of New York. The rate on 30 June 2006 was A$1.00 = US$0.7423.
These conversions are indicative only and do not mean that the A$ amounts could be converted to US$ at the rate indicated.
1.6 Recently issued accounting standards to be applied in Australia in future reporting periods
The accounting standards and UIG interpretation that have not been early adopted for the year ended 30 June 2006, but will be applicable to the Telstra Group and Telstra Entity in future reporting periods are detailed below. Apart from these standards, we have considered other accounting standards that will be applicable in future periods, however they have been considered insignificant to Telstra.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
1. Basis of preparation (continued)
1.6 Recently issued accounting standards to be applied in Australia in future reporting periods (continued)
Lease arrangements
UIG 4: “Determining Whether an Arrangement Contains a Lease” (UIG 4) is applicable to annual reporting periods beginning on or after 1 January 2006. We will apply this interpretation in our financial report for the half-year ended 31 December 2006. A related omnibus standard AASB 2005-5: “Amendments to Australian Accounting Standards” will also be adopted for the half-year ended 31 December 2006.
UIG 4 requires entities to assess whether the arrangements they enter into contain leases. An arrangement contains a lease if fulfilment of the arrangement is dependent on the use of specific assets and it conveys a right to use those assets to the customer. The lease component of the arrangement is then separated and accounted for as either a finance or operating lease depending on the nature of the arrangement. Under our current accounting policy we do not separately account for leases that are embedded within our service agreements.
UIG 4 will align our accounting under A-IFRS to our policy adopted under USGAAP (refer to note 37(p)) However, our USGAAP policy is only applied to arrangements that were entered into or modified after 1 July 2003. UIG 4 is applicable to all arrangements in existence as of the transition date.
Financial guarantees
AASB 2005-9: “Amendments to Australian Accounting Standards” is applicable to annual reporting periods beginning on or after 1 January 2006. We will apply this interpretation in our financial report for the half-year ended 31 December 2006.
These amendments require that liabilities arising from the issue of financial guarantee contracts be recognised on the balance sheet. Management has not yet determined the effect the adoption of these amendments will have on our balance sheet, income statement or statement of cashflows.
1.7 Rounding
All dollar amounts in this financial report (except where indicated) have been rounded to the nearest million dollars ($m) for presentation. This has been done in accordance with Australian Securities and Investments Commission (ASIC) Class Order 98/100, dated 10 July 1998, issued under section 341(1) of the Corporations Act 2001.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
2. Summary of accounting policies
2.1 Change in accounting policies
The following accounting policy changes occurred during fiscal 2006:
The transition to Australian equivalents to International Financial Reporting Standards (A-IFRS) resulted in changes to a number of our accounting policies. The accounting policies set out below have been applied in preparing the financial report for the year ended 30 June 2006, the comparative information presented in these financial statements and in the preparation of the opening A-IFRS balance sheet as at 1 July 2004, except for the accounting policies in respect of financial instruments.
Reconciliations and descriptions of the impact of the transition to A-IFRS on the Telstra Group and Telstra Entity’s income statement, balance sheet and statement of cash flow are provided in note 36.
There were no accounting policy changes during fiscal 2005.
Accounting policies
2.2 Principles of consolidation
The consolidated financial report includes the assets and liabilities of the Telstra Entity and its controlled entities as a whole as at the end of the year and the consolidated results and cash flows for the year. The effect of all intergroup transactions and balances are eliminated in full from our consolidated financial statements.
Where we do not control an entity for the entire year, results and cash flows for those entities are only included from the date on which control commences, or up until the date on which there is a loss of control.
Our consolidated retained profits include retained profits/ accumulated losses of controlled entities from the time they became a controlled entity until control ceases. Minority interests in the results and equity of controlled entities are shown separately in our consolidated income statement and consolidated balance sheet.
The financial statements of controlled entities are prepared for the same reporting period as the Telstra Entity, using consistent accounting policies. Adjustments are made to bring into line any dissimilar accounting policies.
An entity is considered to be a controlled entity where we are able to dominate decision making, directly or indirectly, relating to the financial and operating policies of that entity so as to obtain benefits from its activities.
We account for the acquisition of our controlled entities using the purchase method of accounting. This involves recognising the acquiree’s identifiable assets, liabilities and contingent liabilities at their fair value at the date of acquisition. Any excess of the cost of acquisition over our interest in the fair value of the acquiree’s identifiable assets, liabilities and contingent liabilities is recognised as goodwill.
2.3 Foreign currency translation
(a) Transactions and balances
Foreign currency transactions are converted into the relevant functional currency at market exchange rates applicable at the date of the transactions. Amounts payable or receivable in foreign currencies at balance date are converted into the relevant functional currency at market exchange rates at balance date. Any currency translation gains and losses that arise are included in our profit or loss for the year. Where we enter into a hedge for a specific expenditure commitment or for the construction of an asset, hedging gains and losses are accumulated in equity over the period of the hedge and are transferred to the carrying value of the asset upon completion, or included in the income statement at the same time as the discharge of the expenditure commitment.
(b) Translation of financial reports of foreign operations that have a functional currency that is not Australian dollars.
The consolidated financial statements are presented in Australian dollars, which is the functional and presentation currency of Telstra Corporation Limited.
Our operations include subsidiaries, associates, and jointly controlled entities, the activities and operations of which are in an economic environment where the functional currency is not Australian dollars. The financial statements of these entities are translated to Australian dollars (our presentation currency) using the following method:
•	assets and liabilities are translated into Australian dollars using market exchange rates at balance date;

•	equity at the date of investment is translated into Australian dollars at the exchange rate current at that date. Movements post-acquisition (other than retained profits/ accumulated losses) are translated at the exchange rates current at the dates of those movements;

•	income statements are translated into Australian dollars at average exchange rates for the year, unless there are significant identifiable transactions, which are translated at the exchange rate that existed on the date of the transaction; and

•	currency translation gains and losses are recorded in the foreign currency translation reserve.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
2. Summary of accounting policies (continued)
2.3 Foreign currency translation (continued)
Exchange differences relating to foreign currency monetary items forming part of the net investment in our entities operating in an economic environment where the functional currency is not Australian dollars, together with related tax effects, are eliminated against the foreign currency translation reserve in our consolidated financial statements.
Where we hedge our investment in entities which are in an economic environment where the functional currency is not Australian dollars, the gains or losses on the hedging instrument are recognised in the foreign currency translation reserve until we dispose of the operation, at which time the cumulative gains and losses are transferred to the income statement.
Upon disposal or partial disposal of a foreign operation, the balance of the foreign currency translation reserve relating to the entity, or the part disposed of, is transferred to the income statement and becomes part of the gain or loss on sale.
2.4 Cash and cash equivalents
Cash includes cash at bank and on hand, bank deposits, bills of exchange and commercial paper with an original maturity date not greater than three months.
Bank deposits are recorded at amounts to be received.
Bills of exchange and commercial paper are classified as ‘available-for-sale’ financial assets and are therefore held at fair value. The carrying amount of these assets approximates their fair value due to the short term to maturity.
The statement of cash flow discloses cash net of outstanding bank overdrafts where applicable.
2.5 Trade and other receivables
Telstra has elected to apply the option available under AASB 1: “First-time Adoption of Australian Equivalents to International Financial Reporting Standards” (AASB 1) of adopting AASB 132: “Financial Instruments: Disclosure and Presentation” (AASB 132) and AASB 139: “Financial Instruments: Recognition and Measurement” (AASB 139) from 1 July 2005. Outlined below are the relevant accounting policies for trade and other receivables applicable for the years ending 30 June 2006 and 30 June 2005.
Trade debtors and other receivables are initially recorded at the fair value of the amounts to be received and are subsequently measured at amortised cost.
An allowance for doubtful debts is raised based on a review of outstanding amounts at balance date. Bad debts specifically provided for in previous years are eliminated against the allowance for doubtful debts. In all other cases, bad debts are written off as an expense directly in the income statement.
2.6 Inventories
Our finished goods include goods available for sale, and material and spare parts to be used in constructing and maintaining the telecommunications network. We value inventories at the lower of cost and net realisable value.
We allocate cost to the majority of inventory items on hand at balance date using the weighted average cost basis. For the remaining quantities on hand, actual cost is used where the item was purchased for use in a particular asset or project, and the ‘first in first out’ basis is used for materials purchased for production of directories.
Net realisable value of items expected to be sold is the estimated selling price in the ordinary course of business, less estimated costs of completion and the estimated costs incurred in marketing, selling and distribution It approximates fair value less costs to sell
Net realisable value of items expected to be consumed, for example used in the construction of another asset, is the net value expected to be earned through future use.
2.7 Construction contracts
(a) Valuation
We record construction contracts in progress at cost (including any profits recognised) less progress billings and any provision for foreseeable losses.
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

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
2. Summary of accounting policies (continued)
2.7 Construction contracts (continued)
(b) Recognition of profit
Profit is recognised on an individual project basis using the percentage of completion method. The percentage of completion is calculated based on estimated costs of completion, refer to note 2 18(d) for further details.
Profits are recognised when:
•	the stage of contract completion can be reliably determined;

•	costs to date can be clearly identified; and

•	total contract revenues to be received and costs to complete can be reliably estimated.
(c) Disclosure
The construction work in progress balance is recorded in current inventories after deducting progress billings. Where progress billings exceed the balance of construction work in progress, the net amount is shown as a current liability within trade and other payables.
2.8 Assets classified as held for sale
Non current assets are classified as held for sale if the carrying amount is to be recovered principally through a sale transaction, rather than through continuing use. We only classify an asset as held for sale if it is available for immediate sale in its present condition subject to only usual and customary terms, and its sale is highly probable.
We record held for sale assets at the lower of the carrying amount and fair value less costs to sell. An impairment loss is recognised for any initial or subsequent write down of the assets to fair value less costs to sell. We do not depreciate or amortise these assets while they are classified as held for sale.
2.9 Investments
(a) Controlled entities
Investments in controlled entities are recorded at cost less impairment of the investment value.
Where we hedge the value of our investment in an overseas controlled entity, the hedge is accounted for in accordance with note 2. 26.
(b) Jointly controlled and associated entities
(i) Jointly controlled entities
A jointly controlled entity is a contractual arrangement (in the form of an entity) whereby two or more parties take on an economic activity which is governed by joint control. Joint control involves the contractually agreed sharing of control over an entity where two or more parties must consent to all major decisions. Our interests in jointly controlled entities, including partnerships, are accounted for using the equity method of accounting in the Telstra Group financial statements and the cost method in the Telstra Entity financial statements.
Under the equity method of accounting, we adjust the initial recorded amount of the investment for our share of:
•	profits or losses for the year after tax since the date of investment;

•	reserve movements since the date of investment;

•	unrealised profits or losses;

•	dividends or distributions received; and

•	deferred profit brought to account.
Our share of all of these items, apart from dividends or distributions received and reserves, is recorded in the income statement.
Where the equity accounted amount of our investment in an entity falls below zero, we suspend the equity method of accounting and record the investment at zero. When this occurs, the equity method of accounting does not recommence until our share of profits and reserves exceeds the cumulative prior years share of losses and reserve reductions.
Where we have long term assets that in substance form part of our investment in equity accounted interests and the equity accounted amount of investment falls below zero, we reduce the value of the assets in proportion with our cumulative losses.
(ii) Associated entities
Where we hold an interest in the equity of an entity, generally of between 20% and 50%, and are able to apply significant influence to the decisions of the entity, that entity is an associated entity. Associated entities are accounted for using the equity method of accounting in the Telstra Group financial statements and the cost method in the Telstra Entity financial statements.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
2. Summary of accounting policies (continued)
2.9 Investments (continued)
(c) Jointly controlled assets
A jointly controlled asset involves the joint control of one or more assets acquired and dedicated for the purpose of a joint venture. The assets are used to obtain benefits for the venturers. Where the asset is significant we record our share of the asset. We record expenses based on our percentage ownership interest of the jointly controlled asset.
(d) Listed securities and investments in other corporations
We have elected to apply the exemption available under AASB 1 to apply AASB 132 and AASB 139 from 1 July 2005. Accordingly, we have applied previous AGAAP in the comparative information on financial instruments within the scope of AASB 132 and AASB 139.
Our investments in listed securities and in other corporations are classified as ‘available-for-sale’ financial assets and as such are measured at fair value at each reporting date.
Net fair values of our investments are calculated on the following bases:
•	for listed securities traded in an organised financial market, we use the current quoted market bid price at balance date; and

•	for investments in unlisted entities whose securities are not traded in an organised financial market, we establish fair value by using valuation techniques, including reference to discounted cash flows and fair values of recent arms length transactions involving the same instruments or other instruments that are substantially the same.
We remeasure the fair value of our investments in listed securities and other corporations at each reporting date. Any gains or losses are recognised in equity until we dispose of the investment, or we determine it to be impaired, at which time we transfer all cumulative gains and losses to the income statement.
2.10 Impairment
(a) Non-financial assets
Our tangible and intangible assets (excluding inventories, assets arising from construction contracts, deferred tax assets, defined benefit assets and financial assets) are measured using the cost basis and are written down to recoverable amount where their carrying value exceeds recoverable amount.
Assets with an indefinite useful life are not subject to amortisation and are tested on an annual basis for impairment, or where an indication of impairment exists. Assets that are subject to amortisation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.
The recoverable amount of an asset is the higher of its fair value less costs to sell or its value in use. Value in use represents the present value of the future amount expected to be recovered through the cash inflows and outflows arising from the asset’s continued use and subsequent disposal. We recognise any decrement in the carrying value as an expense in the income statement in the reporting period in which the impairment loss occurs.
In determining value in use, we apply management judgement in establishing forecasts of future operating performance, as well as the selection of growth rates, terminal rates and discount rates. These judgements are applied based on our understanding of historical information and expectations of future performance.
The expected net cash flows included in determining recoverable amounts of our assets are discounted to present values using a market determined, risk adjusted, discount rate. When determining an appropriate discount rate, we use the weighted average cost of capital (WACC) as an initial point of reference, adjusted for specific risks associated with each different category of assets assessed.
For assets that do not generate largely independent cash inflows, the recoverable amount is determined for the cash generating unit to which that asset belongs. Our cash generating units (CGUs) are determined according to the lowest level of aggregation for which an active market exists and the assets involved create largely independent cash inflows.
We apply management judgement to establish our CGUs. We have determined that assets which form part of our ubiquitous telecommunications network work together to generate net cash flows. No one item of telecommunications equipment is of any value without the other assets to which it is connected in order to achieve the delivery of products and services. As a result, we have determined that the ubiquitous telecommunications network is a single CGU. We have referred to this CGU as the Telstra Entity CGU in our financial report.
The Telstra Entity CGU excludes the hybrid fibre coaxial (HFC) cable network, which we consider not to be integrated with the rest of our telecommunications network.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
2. Summary of accounting policies (continued)
2.10 Impairment (continued)
(b) Financial assets
The group has elected to apply the option available under AASB 1 of adopting AASB 132 and AASB 139 from 1 July 2005. Outlined below are the relevant accounting policies applicable for the years ending 30 June 2005 and 30 June 2006.
At each reporting date we assess whether there is objective evidence to suggest that any of our financial assets are impaired.
For financial assets held at fair value, we consider the financial asset to be impaired when there has been an extended period in which the fair value of the financial asset has been below the acquisition cost and the decline in fair value is not expected to be recovered. At this time, all revaluation losses in relation to the impaired financial asset that have been accumulated within equity are recognised in the income statement.

For financial assets held at cost or amortised cost, we consider the financial asset to be impaired when there is a difference between the carrying value and the present value of estimated discounted future cash flows. Any impairment losses are recognised immediately in the income statement.
Impairment losses recognised in the income statement are not reversed in relation to investment securities.
2.11 Property, plant and equipment
(a) Acquisition
Items of property, plant and equipment are recorded at cost and depreciated as described in note 2.11(b). The cost of our constructed property, plant and equipment includes:
•	the cost of material and direct labour;

•	an appropriate proportion of direct and indirect overheads; and

•	where we have an obligation for removal of the asset or restoration of the site, an estimate of the cost of restoration or removal if that cost can be reliably estimated.
Where settlement of any part of the cash consideration is deferred, the amounts payable in the future are discounted to their present value as at the date of acquisition. The unwinding of this discount is recorded within finance costs.
(b) Depreciation
Items of property, plant and equipment, including buildings and leasehold property, but excluding freehold land, are depreciated on a straight line basis to the income statement over their estimated service lives. We start depreciating assets when they are installed and ready for use.
The service lives of our significant items of property, plant and equipment are as follows:

Telstra Group
As at 30 June
	2006	2005
	Service life	Service life
Property, plant and equipment	(years)	(years)

Buildings - building shell	55	55
- general purpose	8 - 40	8 - 40
- fitout	10 - 20	10 - 20

Communication assets
Buildings - building shell	55	55
- network	8 - 40	8 - 40
- fitout	10 - 20	10 - 20
Customer premises equipment	3 - 8	3 - 8
Transmission equipment	2 - 25	3 - 25
Switching equipment	4 - 12	1 - 10
Mobile equipment	2 - 10	3 - 10
Cables	5 - 25	8 - 25
Ducts and pipes - main cables	40	40
- distribution	30	30
Other communications plant	1 - 30	3 - 16

Other assets
Leasehold plant and equipment	3 - 15	3 - 15
Other plant, equipment and motor vehicles	3 - 15	3 - 15

The service lives and residual value of our assets are reviewed each year. We apply management judgment in determining the service lives of our assets. This assessment includes a comparison with international trends for telecommunication companies, and in relation to communication assets, includes a determination of when the asset may be superseded technologically or made obsolete.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
2. Summary of accounting policies (continued)
2.11 Property, plant and equipment (continued)
We account for our assets individually where it is practical and feasible and in line with commercial practice. Where it is not practical and feasible, we account for assets in groups. Group assets are automatically removed from our financial statements on reaching the group life. Therefore, any individual asset may be physically retired before or after the group life is attained. This is the case for certain communication assets as we assess our technologies to be replaced by a certain date.
As part of our review, service lives of our assets are reassessed. Any reassessment in a particular year will affect the depreciation expense (either increasing or decreasing) through to the end of the reassessed useful life for both that current year and future years. The net effect of the reassessment for fiscal 2006 was an increase in our depreciation expense of $66 million (2005: $60 million decrease) for both the Telstra Group and Telstra Entity. This reassessment includes the adjustment arising from our transformation resulting from the strategic review undertaken, refer to note 7(b) for further information.
Our major repairs and maintenance expenses relate to maintaining our exchange equipment and the customer access network. We charge the cost of repairs and maintenance, including the cost of replacing minor items, which are not substantial improvements, to operating expenses.
2.12 Leased plant and equipment
We account for leases in accordance with AASB 117: “Leases”. We distinguish between finance leases, which effectively transfer substantially all the risks and benefits incidental to ownership of the leased asset from the lessor to the lessee, from operating leases under which the lessor effectively retains all such risks and benefits.
Where we acquire non current assets via a finance lease, the lower of the fair value of the asset and the present value of future minimum lease payments is capitalised as equipment under finance lease at the beginning of the lease term. Capitalised lease assets are depreciated on a straight line basis over the shorter of the lease term or the expected useful life of the assets. A corresponding liability is also established and each lease payment is allocated between the liability and finance charges.
Operating lease payments are charged to the income statement on a straight line basis over the term of the lease.
Where we lease properties, costs of improvements to these properties are capitalised as leasehold improvements and amortised over the shorter of the useful life of the improvements or the term of the lease.
2.13 Intangible assets
Intangible assets are assets that have value, but do not have physical substance. In order to be recognised, an intangible asset must be either separable or arise from contractual or other legal rights.
(a) Goodwill
On the acquisition of investments in controlled entities, jointly controlled and associated entities, when we pay an amount greater than the fair value of the net identifiable assets of the entity, this excess is recognised as goodwill in the Telstra Group balance sheet. We calculate the amount of goodwill as at the date of purchasing our ownership interest in the entity.
When we purchase an entity that we will control, the amount of goodwill is recorded in intangible assets. When we acquire a jointly controlled or associated entity, the goodwill amount is included as part of the cost of the investment.
Goodwill is not amortised but is tested for impairment in accordance with note 2.10 on an annual basis and when an indication of impairment exists.
(b) Internally generated intangible assets
Research costs are recorded as an expense as incurred. Development costs are capitalised if the project is technically and commercially feasible and we have sufficient resources to complete the development.
Software assets
We record direct costs associated with the development of business software for internal use as software assets if the development costs satisfy the criteria for capitalisation described above.
Costs included in software assets developed for internal use are:
•	external direct costs of materials and services consumed; and

•	payroll and direct payroll-related costs for employees (including contractors) directly associated with the project.
Software assets developed for internal use have a finite life and are amortised on a straight line basis over their useful lives to us. Amortisation commences once the software is ready for use.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
2. Summary of accounting policies (continued)
2.13 Intangible assets (continued)
(c) Acquired intangible assets
We acquire other intangible assets either as part of a business combination or through separate acquisition. Intangible assets acquired in a business combination are recorded at their fair value at the date of acquisition and recognised separately from goodwill. On initial acquisition, we apply management judgement to determine the appropriate allocation of purchase consideration to the assets being acquired, including goodwill and identifiable intangible assets.
Intangible assets that are considered to have a finite life are amortised on a straight line basis over the period of expected benefit. Intangible assets that are considered to have an indefinite life are not amortised but tested for impairment in accordance with note 2.10 on an annual basis, or where an indication of impairment exists.
Our acquired intangible assets include mastheads, patents, trademarks, licences, brandnames and customer bases.
(d) Deferred expenditure
Deferred expenditure mainly includes costs incurred for basic access installations and connections fees for in place and new services, and direct incremental costs of establishing a customer contract.
Significant items of expenditure are deferred to the extent that they are recoverable from future revenue and will contribute to our future earning capacity. Any costs in excess of future revenue are recognised immediately in the income statement.
We amortise deferred expenditure over the average period in which the related benefits are expected to be realised.
Handset subsidies are expensed as incurred. On transition to A-IFRS we elected to expense handset subsidies, which was a change from the previous policy whereby the cost of the subsidy was deferred and written off over the average contract term.
(e) Amortisation
The average amortisation periods of our identifiable intangible assets are as follows:

	Telstra Group
	As at 30 June
	2006	2005
	Expected	Expected
	benefit	benefit
Identifiable intangible assets	(years)	(years)

Software assets	6	6
Patent and trademarks	19	19
Licences	12	11
Brandnames	19	20
Customer bases	11	13
Deferred expenditure	4	4

The service lives of our identifiable intangible assets are reviewed each year. Any reassessment of service lives in a particular year will affect the amortisation expense (either increasing or decreasing) through to the end of the reassessed useful life for both that current year and future years. The net effect of the reassessment for fiscal 2006 was an increase in our amortisation expense of $160 million (2005: $nil) for the Telstra Group and $145 million (2005: $nil) for the Telstra Entity. This reassessment includes the adjustment arising from our transformation resulting from the strategic review undertaken, refer to note 7(b) for further information.
In relation to acquired intangible assets, we apply management judgement to determine the amortisation period based on the expected useful lives of the respective assets. In some cases, the useful lives of certain acquired intangible assets are supported by external valuation advice on acquisition. In addition, we apply management judgement to assess annually, the indefinite useful life assumption applied to certain acquired intangible assets.
2.14 Trade and other payables
Trade and other payables, including accruals, are recorded when we are required to make future payments as a result of a purchase of assets or services.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
2. Summary of accounting policies (continued)
2.15 Borrowings
Our borrowings fall into two categories:
(a) Borrowings in a designated hedging relationship
Our offshore borrowings which are designated as hedged items are subject to either fair value or cash flow hedges. The method by which they are hedged determines their accounting treatment.
Borrowings subject to fair value hedges are recognised initially at fair value. The carrying amount of our borrowings in fair value hedges (to hedge against changes in value due to interest rate or currency movements) is adjusted for fair value movements attributable to the hedged risk. Fair value is calculated using valuation techniques which utilise data from observable markets. Assumptions are based on market conditions existing at each balance date. The fair value is calculated as the present value of the estimated future cash flows using an appropriate market based yield curve which is independently derived and representative of Telstra’s cost of borrowing. These borrowings are remeasured each reporting period and the gains or losses are recognised in the income statement along with the associated gains or losses on the hedging instrument.
Borrowings subject to cash flow hedges (to hedge against currency movements) are recognised initially at fair value based on the applicable spot price plus any transaction costs that are directly attributable to the issue of the borrowing. These borrowings are subsequently carried at amortised cost, translated at the applicable spot exchange rate at reporting date. Any difference between the final amount paid to discharge the borrowing and the initial borrowing proceeds is recognised in the income statement over the borrowing period using the effective interest method. The effective interest method is a method of calculating the amortised cost of a financial liability and of allocating the interest expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash payments through the expected life of the financial liability, or, where appropriate, a shorter period.
Currency gains or losses on the borrowings are recognised in the income statement, along with the associated gains or losses on the hedging instrument, which have been transferred from the cash flow hedging reserve to the income statement.
(b) Borrowings not in a designated hedging relationship
Borrowings not in a designated hedging relationship include commercial paper borrowings, Telstra Bonds, loans from associates, unsecured promissory notes and other borrowings.
All such instruments are initially recognised at fair value plus any transaction costs that are directly attributable to the issue of the instrument and are subsequently measured at amortised cost. Any difference between the final amount paid to discharge the borrowing and the initial borrowing proceeds (including transaction costs) is recognised in the income statement over the borrowing period using the effective interest method.
Borrowings are included as non current liabilities except for those with maturities less than twelve months from the balance sheet date, which are classified as current liabilities.
2.16 Provisions
Provisions are recognised when the group has:
•	a present legal or constructive obligation to make a future sacrifice of economic benefits as a result of past transactions or events;

•	it is probable that a future sacrifice of economic benefits will arise; and

•	a reliable estimate can be made of the amount of the obligation.
The amount recognised as a provision is the best estimate of the consideration required to settle the present obligation at reporting date, taking into account the risks and uncertainties surrounding the obligation. Where a provision is measured using the cash flows estimated to settle the present obligation, its carrying amount is the present value of those cash flows.
(a) Employee benefits
We accrue liabilities for employee benefits to wages and salaries, annual leave and other current employee benefits at their nominal amounts. These are calculated based on remuneration rates expected to be current at the date of settlement and include related on costs.
Certain employees who have been employed by Telstra for at least ten years are entitled to long service leave of three months (or more depending on the actual length of employment), which is included in our employee benefits provision.
We accrue liabilities for other employee benefits not expected to be paid or settled within 12 months of balance date, including long service leave, at the present values of future amounts expected to be paid. This is based on projected increases in wage and salary rates over an average of 10 years, experience of employee departures and periods of service.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
2. Summary of accounting policies (continued)
2.16 Provisions (continued)
We calculate present values using rates based on government guaranteed securities with similar due dates to our liabilities.
We apply management judgment in estimating the following key assumptions used in the calculation of our long service leave provision at reporting date:
•	weighted average projected increases in salaries;

•	weighted average discount rate; and

•	leave taking rate.
Refer to note 19 for further details on the key management judgements used in the calculation of our long service leave provision.
(b) Workers’ compensation
We self insure our workers’ compensation liabilities. We take up a provision for the present value of these estimated liabilities, based on an actuarial review of the liability. This review includes assessing actual accidents and estimating claims incurred but not reported. Present values are calculated using appropriate rates based on the risks specific to the liability with similar due dates.
Certain controlled entities do not self insure, but pay annual premiums to third party insurance companies for their workers’ compensation liabilities.
(c) Restoration costs
We provide for costs of restoration or removal in relation to our fixed assets when we have a legal or constructive obligation. These costs include our obligations relating to the dismantling, removal, remediation, restoration and other expenditure associated with our fixed assets or site fitouts. Restoration provisions are initially recorded when a reliable estimate of the costs to be incurred can be determined, discounted to present value. Our estimates are based upon a review of lease contracts, legal requirements, historical information and expected future costs. Any changes to these estimates are adjusted on a progressive basis as required.
Where restoration costs are incurred due to the acquisition, construction or development of a non current asset, the provision is raised and recorded at that time as part of the cost of the asset where the cost is reliably measurable.
(d) Redundancy and restructuring costs
We recognise a provision for redundancy costs when a detailed formal plan for the redundancies has been developed and a valid expectation has been created that the redundancies will be carried out with those employees likely to be affected.
We recognise a provision for restructuring when a detailed formal plan has been approved and we have raised a valid expectation in those affected by the restructuring that the restructuring will be carried out.
2.17 Share capital
Issued and paid up capital is recognised at the fair value of the consideration received by the Company.
Any transaction costs arising on the issue of ordinary shares are recognised directly in equity, net of tax, as a reduction of the share proceeds received.
Where we undertake a share buy-back, contributed equity is reduced in accordance with the structure of the buy-back arrangement. Costs associated with the buy-back, net of tax, are also deducted from contributed equity. We also record the purchase of Telstra Entity shares by our employee share plan trusts as a reduction in share capital.
Share based remuneration associated with our employee share plans is recognised as additional share capital. Non-recourse loans provided to employees to participate in these employee share plans are recorded as a reduction in share capital.
Refer to note 2.25 for further details regarding our accounting for employee share plans.
2.18 Revenue recognition
The underlying accounting principles of revenue recognition are generally the same for both A-IFRS and the United States Generally Accepted Accounting Principles (USGAAP). As such we have applied the more detailed guidance under USGAAP to the timing of revenue recognition for both A-IFRS and USGAAP financial statements where there is no conflict between the two.
Sales revenue
Our categories of sales revenue are recorded after deducting sales returns, trade allowances, duties and taxes.
(a) Rendering of services
Revenue from the provision of our telecommunications services includes telephone calls and other services and facilities provided, such as internet and data.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
2. Summary of accounting policies (continued)
2.18 Revenue (continued)
We record revenue earned from:
•	telephone calls on completion of the call; and
•	other services generally at completion, or on a straight line basis over the period of service provided, unless another method better represents the stage of completion.
Installation and connection fee revenues are deferred and recognised over the average estimated customer life. Incremental costs directly related to these revenues are also deferred and amortised over the customer contract life. Also refer to note 2.13(d).
In relation to basic access installation and connection revenue, we apply our management judgement to determine the estimated customer contract life. Based on our reviews of historical information and customer trends, we have determined that our average estimated customer life is 5 years (2005: 5 years). As a result, basic access installation and connection revenue is recognised over this period.
(b) Sale of goods
Our revenue from the sale of goods includes revenue from the sale of customer equipment and similar goods. This revenue is recorded on delivery of the goods sold.
Generally we record the full gross amount of sales proceeds as revenue, however if we are acting as an agent under a sales arrangement, we record the revenue on a net basis, being the gross amount billed less the amount paid to the supplier. We review the facts and circumstances of each sales arrangement to determine if we are an agent or principal under the sale arrangement.
(c) Rent of network facilities
We earn rent mainly from access to retail and wholesale fixed and mobile networks and from the rent of dedicated lines, customer equipment, property, plant and equipment and other facilities. The revenue of providing access to the network is recorded on an accrual basis over the rental period.
(d) Construction contracts
We record construction revenue on a percentage of contract completion basis. The percentage of completion of contracts is calculated based on estimated costs to complete the contract.
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
(f) Royalties
Royalty revenue is recognised on an accrual basis in accordance with the substance of the relevant agreements.
(g) Interest revenue
We record interest revenue on an accruals basis. For financial assets, interest revenue is determined by the effective yield on the instrument (total return).
Revenue arrangements with multiple deliverables
Where two or more revenue-generating activities or deliverables are sold under a single arrangement, each deliverable that is considered to be a separate unit of accounting is accounted for separately. When the deliverables in a multiple deliverable arrangement are not considered to be separate units of accounting, the arrangement is accounted for as a single unit.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
2. Summary of accounting policies (continued)
2.18 Revenue (continued)
We allocate the consideration from the revenue arrangement to its separate units based on the relative fair values of each unit. If the fair value of the delivered item is not available, then revenue is allocated based on the difference between the total arrangement consideration and the fair value of the undelivered item. The revenue allocated to each unit is then recognised in accordance with our revenue recognition policies previously described above.
2.19 Advertising expenses
Costs for advertising products and services or promoting our corporate image are expensed as incurred. These costs are included in promotion and advertising expenses within our other expenses category.
2.20 Borrowing costs
Borrowing costs are recognised as an expense in our income statement when incurred.
2.21 Taxation
(a) Income taxes
Our income tax expense represents the sum of current tax and deferred tax. Current tax is calculated on accounting profit after allowing for non-taxable and non-deductible items based on the amount expected to be paid to taxation authorities on taxable profit for the period. Deferred tax is calculated at the tax rates that are expected to apply to the period when our asset is realised or the liability is settled. Both our current tax and deferred tax are calculated using tax rates that have been enacted or substantively enacted at reporting date.
We apply the balance sheet liability method for calculating our deferred tax. Deferred tax is the expected tax payable or recoverable on all taxable and deductible temporary differences determined through reference to the tax bases of assets and liabilities and their carrying amount for financial reporting purposes as at the reporting date.
We generally recognise deferred tax liabilities for all taxable temporary differences, except to the extent that the deferred tax liability arises from:
•	the initial recognition of goodwill; or
•	the initial recognition of an asset or liability in a transaction that is not a business combination and affects neither our accounting profit or taxable income at the time of the transaction.
In respect of our investments in subsidiaries, associates and jointly controlled entities, we recognise deferred tax liabilities for all taxable temporary differences, except where we are able to control the timing of our temporary difference reversal and it is probable that the temporary difference will not reverse in the foreseeable future.
Subject to the exceptions described above, we generally recognise deferred tax assets for all deductible temporary differences and for the carry forward of unused tax losses and tax credits. These tax assets are recognised to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carry forward of unused tax losses and tax credits can be utilised.
In respect of our investments in subsidiaries, associates and jointly controlled entities, we recognise deferred tax assets for all deductible temporary differences provided it is probable that our temporary differences will reverse in the future and taxable profit will be available against which our temporary differences can be utilised.
The carrying amount of our deferred tax assets is reviewed at each reporting date. We reduce the carrying amount to the extent that it is no longer probable that sufficient taxable profit will be available to allow the benefit of part or the entire deferred tax asset to be utilised. At each reporting date, we subsequently reassess our unrecognised deferred tax assets to determine whether it has become probable that future taxable profit will allow this deferred tax asset to be recovered.
Our current and deferred tax is recognised as an expense or revenue in the income statement, except when it relates to items directly debited or credited to equity, in which case our current and deferred tax is also recognised directly in equity.
The Telstra Entity and its Australian resident wholly owned entities elected to form a tax consolidated group from 1 July 2002. The Telstra Entity, as the head entity in the tax consolidated group, recognises in addition to its transactions, the current tax liabilities and the deferred tax assets arising from unused tax losses and tax credits for all entities in the group. The Telstra Entity and the entities in the tax consolidated group account for their own current tax expense and deferred tax amounts. These tax amounts are measured as if each entity in the tax consolidated group continues to be a separate taxpayer within the group.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
2. Summary of accounting policies (continued)
2.21 Taxation (continued)
Under our tax funding arrangements, amounts receivable recognised by the Telstra Entity for the current tax payable assumed of our wholly owned entities are booked as a current receivable. Amounts payable recognised by the Telstra Entity for the current tax receivable of our wholly owned entities are booked as a current payable. Amounts relating to unused tax losses and tax credits of the wholly owned entities and assumed by the Telstra Entity are recorded as dividend revenue. During fiscal 2005, no tax funding arrangement was in place and as a result, these funding amounts were recorded as equity contributions to or distributions from our controlled entities.
We offset deferred tax assets and deferred tax liabilities in the balance sheet where they relate to income taxes levied by the same taxation authority and to the extent that we intend to settle our current tax assets and liabilities on a net basis. Our deferred tax assets and deferred tax liabilities are netted within the tax consolidation group, as these deferred tax balances relate to the same taxation authority. We do not net deferred tax balances between controlled entities, apart from those within the tax consolidation group.
(b) Goods and Services Tax (GST) (including other value added taxes)
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
2.22 Earnings per share
(a) Basic earnings per share
Basic earnings per share (EPS) is determined by dividing profit for the year after income tax attributable to members of the company, excluding any costs of servicing equity other than ordinary shares, by the weighted average number of ordinary shares outstanding during the period.
(b) Diluted earnings per share
Diluted earnings per share is calculated by dividing the profit attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period (adjusted for the effects of the instruments in the Telstra Growthshare Trust and the Telstra Employee Share Ownership Plans).
2.23 Insurance
We specifically carry the following types of insurance:
•	property;

•	travel/personal accident;

•	third party liability;

•	directors’ and officers’ liability;

•	company reimbursement; and

•	other insurance from time to time
For risks not covered by insurance, any losses are charged to the income statement in the year in which the loss is reported.
The Telstra Entity and certain controlled entities are self insured for workers’ compensation.
2.24 Post-employment benefits
(a) Defined contribution plans
Our commitment to defined contribution plans is limited to making contributions in accordance with our minimum statutory requirements. We do not have any legal or constructive obligation to pay further contributions if the fund does not hold sufficient assets to pay all employee benefits relating to current and past employee services.
Contributions to defined contribution plans are recorded as an expense in the income statement as the contributions become payable. We recognise a liability when we are required to make future payments as a result of employee services provided.
(b) Defined benefit plans
We currently sponsor a number of post-employment benefit plans. As these plans have elements of both defined contribution and defined benefit, these hybrid plans are treated as defined benefit plans in accordance with AASB 119: “Employee Benefits”. We recognise an asset/(liability) for the net surplus/(deficit) recorded in each of our post-employment defined benefit plans.
At reporting date, where the fair value of the plan assets exceeds the present value of the defined benefit obligations, the net surplus is recognised as an asset. We recognise the asset as we have the ability to control this surplus to generate future funds that are available to us in the form of reductions in future contributions or as a cash refund.
At reporting date, where the fair value of the plan assets is less than the present value of the defined benefit obligations, the net deficit would be recognised as a liability.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
2. Summary of accounting policies (continued)
2.24 Post-employment benefits (continued)
We use fair value to determine the value of the plan assets at reporting date. Fair value is calculated by reference to the net market values of the plan assets.
Defined benefit obligations are based on the expected future payments required to settle the obligations arising from our current and past employee services. This obligation is influenced by many factors, including final salaries and employee turnover. We employ qualified actuaries to calculate the present value of the defined benefit obligations. These obligations are measured net of tax.
The actuaries use the projected unit credit method to determine the present value of the defined benefit obligations of each plan. This method determines each year of service as giving rise to an additional unit of benefit entitlement. Each unit is measured separately to calculate the final obligation. The present value is determined by discounting the estimated future cash outflows using rates based on government guaranteed securities with similar due dates to these expected cash flows.
We recognise all our defined benefit costs in the income statement with the exception of actuarial gains and losses that are recognised directly in retained profits. Components of defined benefit costs include current and past service cost, interest cost and expected return on assets. Current and past service cost represents the increase in the present value of the defined benefit obligation resulting from our employees’ service in the current and prior periods respectively. Interest cost represents the increase in the present value of the defined benefit obligation resulting from the employee benefits being one period closer to settlement. Expected return on assets represents movement in market value interest, dividends and other revenue items that is expected to be derived from plan assets.
Actuarial gains and losses are based on an actuarial valuation of each defined benefit plan at reporting date. Actuarial gains and losses represent the differences between previous actuarial assumptions of future outcomes and the actual outcome, in addition to the effect of changes in actuarial assumptions.
The actuaries apply judgment in estimating the following key assumptions used in the calculation of our defined benefit assets at reporting date:
•	discount rates;

•	salary inflation rate; and

•	expected return on plan assets
The estimates applied in our calculation have a significant impact on the reported amount of our defined benefit plan assets of $1,029 million (2005: $247 million). If the estimates prove to be incorrect, the carrying value of our defined benefit assets may be materially impacted in the next reporting period. Additional volatility may also potentially be recorded in retained profits to reflect differences between actuarial assumptions of future outcomes applied at the current reporting date and the actual outcome in the next annual reporting period.
Refer to note 28 for details on the key estimates used in the calculation of our defined benefit assets.
2.25 Employee share plans
We own 100% of the equity of Telstra ESOP Trustee Pty Ltd, the corporate trustee for the Telstra Employee Share Ownership Plan Trust (TESOP97) and Telstra Employee Share Ownership Plan Trust II (TESOP99). We consolidate the results, position and cash flows of TESOP97 and TESOP99.
The Telstra Growthshare Trust (Growthshare) was established to allocate equity based instruments as required. Current equity based instruments include options, restricted shares, performance rights, deferred shares, incentive shares, directshares and ownshares. Options, performance rights, and restricted shares are subject to performance hurdles. Deferred shares and incentive shares are subject to a specified period of service.
We own 100% of the equity of Telstra Growthshare Pty Ltd, the corporate trustee for Growthshare. We also include the results, position and cash flows of Growthshare.
We recognise an expense for all share-based remuneration determined with reference to the fair value at grant date of the equity instruments issued. The fair value of our equity instruments is calculated using a valuation technique consistent with the Black Scholes methodology which utilises Monte Carlo simulations, to estimate the price of those equity instruments in an arms length transaction between knowledgeable, willing parties. The fair value is charged against profit over the relevant vesting periods, adjusted to reflect actual and expected levels of vesting.
Under the transitional exemptions of AASB 1, we have elected not to apply the requirements of AASB 2: “Share-Based Payment” (AASB 2) to equity instruments granted prior to 7 November 2002.
Directshare enables non-executive directors to acquire a minimum of 20% of their fees in Telstra shares. Ownshare enables eligible employees to be provided part of their remuneration in Telstra shares. Telstra purchases shares on market to meet the requirements of directshare and ownshare and expenses these costs as part of the participant’s remuneration.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
2. Summary of accounting policies (continued)
2.26 Derivative financial instruments
We use derivative financial instruments such as forward exchange contracts, cross currency swaps and interest rate swaps to hedge risks associated with foreign currency and interest rate fluctuations.
The use of hedging instruments is governed by the guidelines set by our Board of Directors.
(a) From 1 July 2004 to 30 June 2005
We have elected to apply the exemption available under AASB 1 to apply AASB 132 and AASB 139 from 1 July 2005. Accordingly, we have applied previous AGAAP in the comparative information on financial instruments within the scope of AASB 132 and AASB 139. For further information on previous AGAAP refer to the annual report for the year ended 30 June 2005.
(b) Adjustments on transition date: 1 July 2005
Under AASB 132/139, our accounting policy has changed to recognise our financial instruments in the balance sheet and to record all derivatives at fair value. At the date of transition, changes in the carrying amounts of derivatives are taken to retained profits or reserves, depending on the hedge type. For further information concerning the adjustments on transition date reference should be made to note 36.
(c) From 1 July 2005
Derivatives are initially recognised at fair value on the date a derivative contract is entered into and are subsequently remeasured to fair value The method of recognising the resulting remeasurement gain or loss depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged. Where we hold derivative financial instruments that are not designated as hedges, they are categorised as ‘held for trading’ financial instruments. All of our derivative financial instruments are stated at fair value.
The carrying value of our cross currency and interest rate swaps refers to the fair value of our receivable or payable under the swap contract, recorded as a hedge receivable or hedge payable in our balance sheet. We do not offset the hedge receivable or hedge payable with the underlying financial asset or financial liability being hedged, as the transactions are generally with different counterparties and are not generally settled on a net basis.
Where we have a legally recognised right to set off the financial asset and the financial liability, and we intend to settle on a net basis or simultaneously, we record this position on a net basis in our balance sheet. Where we enter into master netting arrangements relating to a number of financial instruments, have a legal right of set off, and intend to do so, we also include this position on a net basis in our balance sheet.
Our derivative instruments that are held to hedge exposures can be classified into three different types, depending on the reason we are holding them — fair value hedges, cash flow hedges and hedges of net investment in foreign operations.
Hedge accounting can only be utilised where effectiveness tests are met on both a prospective and retrospective basis. Ineffectiveness may result in significant volatility in the income statement.
In order for a derivative instrument to qualify for hedge accounting it must be formally designated and documented as a hedge of a particular item or transaction, it must be expected to be highly effective in offsetting changes in cash flows or fair value of the hedged item, and for cash flow hedges of forecast transactions, the forecast transaction must be highly probable.
We document at the inception of a transaction the relationship between hedging instruments and hedged items, as well as our risk management objective and strategy for undertaking various hedge transactions. We also document our assessment, both at hedge inception and on an ongoing basis, of whether the hedging instruments that are used in hedging transactions have been, and will continue to be, highly effective in offsetting changes in fair values or cash flows of hedged items.
(i) Fair value hedges
We use fair value hedges to mitigate the risk of changes in the fair value of our foreign currency borrowings from foreign currency and interest rate fluctuations over the hedging period.
Where a fair value hedge qualifies for hedge accounting, gains or losses from remeasuring the fair value of the hedge instrument are recognised in the income statement, together with gains and losses in relation to the hedged item where those gains or losses relate to the risks intended to be hedged This will increase volatility of reported profits due to the inclusion of some ineffectiveness arising from the application of hedge accounting.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
2. Summary of accounting policies (continued)
2.26 Derivative financial instruments (continued)
(ii) Cash flow hedges
We use cash flow hedges to mitigate the risk of variability of future cash flows attributable to foreign currency fluctuations over the hedging period. Cash flow hedges are used for our foreign currency borrowings, and our ongoing business activities, predominantly where we have highly probable purchase or settlement commitments in foreign currencies.
Where a cash flow hedge qualifies for hedge accounting, the effective portion of gains or losses on remeasuring the fair value of the hedge instrument are recognised directly in equity in the cash flow hedging reserve until such time as the hedged item affects profit or loss, then the gains or losses are transferred to the income statement. However, in our hedges of forecast transactions, when the forecast transaction that is hedged results in the recognition of a non-financial asset (for example, inventory or fixed asset), the gains and losses previously deferred in equity are transferred from equity and included in the measurement of the initial cost or carrying amount of the asset. Gains or losses on any portion of the hedge determined to be ineffective are recognised immediately in the income statement. The application of hedge accounting will create some volatility in equity reserve balances.
When a hedging instrument expires or is sold or terminated, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity at that time remains in equity and is recognised when the hedged item is ultimately recognised in the income statement.
If a forecast hedged transaction is no longer expected to occur, the cumulative gains or losses on the hedging instrument that were reported in equity are transferred immediately to the income statement.
(iii) Hedges of a net investment in a foreign operation
Our investments in foreign operations are exposed to foreign currency risk, which arises when we translate the net assets of our foreign investments from their functional currency to Australian dollars. We hedge our net investments to mitigate exposure to this risk by using forward foreign currency contracts, cross currency swaps and/or commercial paper in the relevant currency of the investment.
Gains and losses on remeasurement of our derivative instruments designated as hedges of foreign investments are recognised in the foreign currency translation reserve in equity to the extent they are considered to be effective.
The cumulative amount of the recognised gains or losses included in equity are transferred to the income statement when the foreign operation is sold.
For all of our hedging instruments (fair value, cash flow or net investment), any gains or losses on remeasuring to fair value any portion of the instrument not considered to be effective are recognised directly in the income statement in the period in which they occur.
(iv) Derivatives that are not in a designated hedging relationship.
For any ‘held for trading’ derivative instruments, i.e. those which are not in a designated hedging relationship, any gains or losses on remeasuring the instruments to fair value are recognised directly in the income statement in the period in which they occur.
(v) Embedded derivatives
Derivatives embedded in other financial instruments or other host contracts are treated as separate derivatives when their risks and characteristics are not closely related to those of the host contracts and the host contracts are not measured at fair value through profit or loss.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
2. Summary of accounting policies (continued)
2.27 Fair value estimation
The fair value of our derivatives and some financial assets and financial liabilities must be estimated for recognition and measurement or for disclosure purposes.
Valuation techniques include where applicable, reference to prices quoted in active markets, discounted cash flow analysis, fair value of recent arm’s length transactions involving the same instruments or other instruments that are substantially the same, and option pricing models.
We calculate the fair value of our forward exchange contracts by reference to forward exchange market rates for contracts with similar maturity profiles at the time of valuation.
The net fair values of our cross currency and interest rate swaps and other financial assets and financial liabilities that are measured at fair value (apart from our listed investments) are determined using valuation techniques which utilise data from observable markets. Assumptions are based on market conditions existing at each balance date. The fair value is calculated as the present value of the estimated future cash flows using an appropriate market based yield curve, which is independently derived and representative of Telstra’s cost of borrowing. The net fair values of our listed investments are determined by reference to prices quoted on the relevant stock exchanges where the securities are traded.
Unless there is evidence to suggest otherwise, the nominal value of financial assets and financial liabilities less any adjustments for impairment with a short term to maturity are considered to approximate net fair value.
2.28 Financial assets
From 1 July 2004 to 30 June 2005
We have elected to apply the exemption available under AASB 1 to apply AASB 132 and AASB 139 from 1 July 2005. Accordingly, we have applied previous AGAAP in the comparative information on financial instruments within the scope of AASB 132 and AASB 139. For further information on previous AGAAP refer to the annual report for the year ended 30 June 2005.
(a) Adjustments on transition date: 1 July 2005
The nature of the main adjustments to ensure this information complies with AASB 132 and AASB 139 are that, with the exception of held-to-maturity investments and loans and receivables which are measured at amortised cost (refer below), fair value is the measurement basis. Fair value is inclusive of transaction costs. At the date of transition, adjustments to carrying amounts are taken to retained profits or reserves. With the exception of those financial assets which are designated in hedge relationships (refer to note 2.26), at the date of transition to AASB 132 and AASB 139 there were no significant adjustments to carrying amounts. For further information concerning the adjustments on transition date, reference should be made to note 36.
(b) From 1 July 2005
We classify our financial assets in the following categories. These are financial assets at fair value through profit or loss, loans and receivables, held-to-maturity investments, and available-for-sale financial assets. The classification depends on the purpose for which the investments were acquired. We determine the classification at initial recognition and re-evaluate this designation at each reporting date.
(i) Financial assets at fair value through profit or loss
This category has two sub-categories: financial assets held for trading, and those designated at fair value through profit or loss. Derivatives are categorised as held for trading unless they are designated as hedges. Assets in this category are classified as current assets if they are either held for trading or are expected to be realised within twelve months of the balance date.
(ii) Loans and receivables
Loans and receivables are non derivative financial assets with fixed or determinable payments that are not quoted in an active market. They arise when we provide money, goods or services directly to a debtor with no intention of selling the receivable. They are included in current assets, except for those with maturities greater than twelve months after the balance sheet date, which are classified as non current assets. Loans and receivables are included in receivables in the balance sheet.
(iii) Held-to-maturity investments
Held-to-maturity investments are non-derivative financial assets with fixed or determinable payments and fixed maturities where we have the positive intention and ability to hold to maturity.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
2. Summary of accounting policies (continued)
2.28 Financial assets (continued)
(iv) Available-for-sale financial assets
Available-for-sale financial assets, comprising principally marketable equity securities, are non-derivatives that are either designated in this category or not classified in any of the other categories. They are included in non current assets unless management intends to dispose of the investment within twelve months of the balance sheet date.
Available-for-sale financial assets and financial assets at fair value through profit and loss are subsequently carried at fair value. Loans and receivables and held-to-maturity investments are subsequently carried at amortised cost using the effective interest method less impairment. The effective interest method is a method of calculating the amortised cost of a financial asset and of allocating the interest expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash receipts through the expected life of the financial asset, or, where appropriate, a shorter period.
In the event that we have ‘financial assets at fair value through the profit or loss’ realised and unrealised gains and losses arising from changes in the fair value are included in the income statement in the period in which they arise. Unrealised gains and losses arising from changes in the fair value of financial assets classified as available-for-sale are recognised in equity in the available-for-sale investments reserve. When financial assets classified as available-for-sale are sold or impaired, the accumulated fair value adjustments, previously recognised in equity, are included in the income statement.
Purchases and sales of financial assets are recognised on settlement date — the date on which we receive or deliver an asset. Financial assets are initially recognised at fair value plus, in the case of a financial asset not at fair value through profit and loss, transaction costs. Financial assets are derecognised when the rights to receive cash flows from the financial assets have expired or have been transferred and we have transferred substantially all the risks and rewards of ownership.
2.29 Financial instrument transaction costs
We have elected to apply the exemption available under AASB 1 to apply AASB 132 and AASB 139 from 1 July 2005. Accordingly, we have applied previous AGAAP in the comparative information on financial instruments within the scope of AASB 132 and AASB 139. Under previous AGAAP, transaction costs were excluded from the carrying value of our financial assets and financial liabilities disclosed in the financial report. Under A-IFRS such costs are included in the carrying amounts. At the date of transition to AASB 132 and AASB 139 the adjustment to carrying amounts was immaterial.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
3. Earnings per share

	Telstra Group
	Year ended 30 June
	2006	2005
	¢	¢

Basic earnings per share	25.7	34.7

Diluted earnings per share	25.7	34.6

	$ m	$ m

Earnings used in the calculation of basic and diluted earnings per share
Profit for the year	3,181	4,309

	Number of shares
	(millions)

Weighted average number of ordinary shares (a)
Weighted average number of ordinary shares used in the calculation of basic earnings per share (b)	12,366	12,430
Effect of dilutive employee share instruments (c)	35	37

Weighted average number of ordinary shares used in the calculation of diluted earnings per share	12,401	12,467

(a) In order to underpin the equity instruments issued under the Growthshare plan, Growthshare purchase shares on market. These shares are not considered to be outstanding for the purposes of computing basic and diluted earnings per share.
(b) During fiscal 2005, we completed an off-market share buy-back of 185,284,669 ordinary shares as part of our capital management program. The ordinary shares were bought back at $4.05 per share, comprising a fully franked dividend component of $2.55 per share and a capital component of $1.50 per share. The Commonwealth of Australia did not participate in the share buy-back.
Refer to note 21 for full details on our movement in issued ordinary shares, including further discussion on our prior year share buy-back.
(c) In fiscal 2006 and fiscal 2005, the following equity instruments are considered dilutive to earnings per share:
•	deferred share instruments issued under Telstra Growthshare Trust (Growthshare);

•	incentive shares granted under the Growthshare short term incentive scheme; and

•	share options issued under Telstra Employee Share Ownership Plan I (TESOP97)
In fiscal 2006 and fiscal 2005, the following equity instruments are not considered dilutive to earnings per share:
•	performance rights, restricted shares and options issued under Growthshare; and

•	share options issued under Telstra Employee Share Ownership Plan II (TESOP99).
Refer to note 31 for details regarding equity instruments issued under the Growthshare and TESOP share plans.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
4 Dividends

	Telstra Group		Telstra Entity
	Year ended 30 June		Year ended 30 June
	2006	2005	2006	2005
	$m	$m	$m	$m

Dividends paid
Previous year final dividend paid	1,739	1,639	1,739	1,639
Previous year special dividend paid with the final dividend	746	—	746	—
Interim dividend paid	1,739	1,739	1,739	1,739
Special dividend paid with the interim dividend	746	746	746	746

Total dividends paid	4,970	4,124	4,970	4,124

Dividends per ordinary share paid	¢	¢

Previous year final dividend paid	14.0	13.0
Previous year special dividend paid with the final dividend	6.0	—
Interim dividend paid	14.0	14.0
Special dividend paid with the interim dividend	6.0	6.0

Total dividends paid	40.0	33.0

Our dividends paid are fully franked at a tax rate of 30%
Dividends per ordinary share declared
Our dividends declared per share in respect of fiscal year as disclosed on the face of our income statement is detailed below:

	Telstra Group
	Year ended 30 June
	2006	2005
	¢	¢

Dividends declared per ordinary share
Interim dividend	14.0	14.0
Special dividend paid with the interim dividend	6.0	6.0
Final dividend (a)	14.0	14.0
Special dividend paid with the final dividend	—	6.0

Total	34.0	40.0

(a) As our final dividend for fiscal 2006 was not declared, determined or publicly recommended by the Board as at 30 June 2006, no provision for dividend was raised prior to, or as at, that date in the balance sheet. Our final dividend has been reported as an event subsequent to balance date and the provision for dividend has been raised at the declaration date. Refer to note 34 for further details.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
4. Dividends (continued)

	Telstra Entity
	Year ended 30 June
	2006	2005
	$m	$ m

The combined amount of exempting and franking credits available to us for the next fiscal year are:
Combined exempting and franking account balance (a)	6	285
Franking credits that will arise from the payment of income tax payable as at 30 June (b)	400	519
Franking credits and exempting credits that we may be prevented from distributing in the next fiscal year	(24)	(24)

	382	780

Franking debits that will arise on the payment of dividends declared after 30 June (c)
Final dividend	745	745
Special dividend paid with the final dividend	—	320

	745	1,065

(a) Previously, the Telstra Entity and its Australian resident wholly owned entities elected to form a tax consolidated group. As part of the election to enter tax consolidation, the tax consolidated group is treated as a single entity for income tax purposes. On entry into tax consolidation, the franking credits held in the franking accounts and exempting accounts of the subsidiary members was transferred to the Telstra Entity. As a result, one franking account and one exempting account is maintained by the Telstra Entity for the tax consolidated group.
As at 30 June 2006, the Telstra Entity had a combined exempting and franking account balance of $6 million (2005: $285 million). This total combines the deficit in our franking account of $18 million (2005: surplus of $261 million) and a surplus of $24 million (2005: $24  million) in our exempting account.
The franking account balance represents the amount of tax paid by the entity that is available for distribution to shareholders. As at 30 June 2006, our franking account balance was in deficit. As a result, we are required to pay franking deficit tax of $18 million in July 2006, which will eliminate the deficit in the franking account balance and be fully offset against our fiscal 2006 income tax assessment. In relation to our exempting account, there are statutory restrictions placed on the distribution of credits from this account.
Additional franking credits will arise when the Telstra Entity pays tax instalments during fiscal 2007, relating to the fiscal 2006 and 2007 income tax years. Franking credits will be used when the Telstra Entity pays its 2006 final ordinary dividend during fiscal 2007.
(b) Franking credits that will arise from the payment of income tax are expressed at the 30% tax rate on a tax paid basis. This balance represents the current tax liabilities as at 30 June 2006 for the tax consolidated group.
(c) The franking debits that will arise when we pay our final ordinary dividend are expressed as the amount of franking credits that will be attached to a fully franked distribution.
We believe our current balance of franking credits combined with the franking credits that will arise on tax instalments expected to be paid during fiscal 2007, will be sufficient to cover the franking debits arising from our final dividend. Refer to note 34 for further details in relation to our dividends declared subsequent to year end.

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
Our business segments are predominantly distinguishable by the different type of customers we deliver our key products and services to. Our customer facing business segments service different customer types. Other reportable business segments are also aligned with our specific customer or business needs. These segments provide operational support services or product support services to our customer facing business segments, or service other telecommunication carriers. Our “Other” segment consists of various business units that do not qualify as business segments in their own right and which service a variety of customer or business needs.
The main adjustments from our internal management reporting structure to our reported business segments are in relation to certain offshore operations. For internal management reporting purposes, our TelstraClear group (TelstraClear) is included with Telstra Enterprise and Government, our CSL New World Mobility group (CSL New World) is a business unit in its own right, and the International Head Office group is included as part of Strategic Marketing. These offshore operations are reported as part of a segment we have called Telstra International for segment reporting purposes.
For the purposes of the applicable accounting standard, we consider that the risks and returns of these offshore operations differ from those of our local operations and as a result we have grouped these operations into the Telstra International business segment.
Business segments
During fiscal 2006, we created the following new business segments:
•	Telstra Business;

•	Telstra Operations; and

•	Strategic Marketing.
The Telstra Business group has been drawn from the Telstra Consumer Marketing and Channels group (formerly known as Telstra Consumer and Marketing), Telstra Country Wide and the Telstra Enterprise and Government (formerly known as Telstra Business and Government) business units.
The Strategic Marketing group was drawn from various business units across Telstra comprising mainly Telstra Consumer Marketing and Channels.
The Telstra Operations group combined Telstra Services (formerly known as Infrastructure Services), Telstra Technology, Innovation and Products, and Operations Support, which moved from being reported within our corporate areas.
Those business segments not impacted by the above restructures are substantially consistent with their structure in the prior year. We have restated all our comparative information to reflect our current reporting position as if all our new business segments and segment accounting policies existed in fiscal 2005.

For segment reporting purposes, the Telstra Group is organised into the following business segments:
Telstra Consumer Marketing and Channels (TC&C) is responsible for:
•	the provision of the full range of telecommunication products, services and communication solutions to consumers; and

•	leading the mass market channels including inbound and outbound call centres, Telstra Shops and Telstra Dealers.
Telstra Business (TB) is responsible for:
•	the provision of the full range of telecommunication products and services, communication solutions, and information and communication technology services to small to medium enterprises.
Telstra Enterprise and Government (TE&G) is responsible for:
•	the provision of the full range of telecommunication products and services, communication solutions, and information and communication technology services to corporate and government customers; and

•	the provision of global communication solutions to multi-national corporations through our interests in the United Kingdom, Asia and North America.
Telstra Wholesale (TW) is responsible for:
•	the provision of a wide range of telecommunication products and services delivered over our networks and associated support systems to:
•	non-Telstra branded carriers, carriage service providers, Internet service providers, system integrators and application service providers; and

•	infrastructure owners and managers who acquire infrastructure services

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
5. Segment information (continued)
Sensis is responsible for:
•	the management and growth of the information, advertising and directories business, including printed publications, directory assistance, and online products and services.
Telstra International (TInt.) consists of the following offshore business operations:
•	CSL New World is responsible for our operations in Hong Kong that mainly generate revenues from the mobiles market;

•	International Head Office Group is responsible for our Asia-Pacific investments; and

•	TelstraClear is our New Zealand subsidiary that provides integrated telecommunications services to the New Zealand market.
Telstra Operations (TO) is responsible for:
•	co-ordination and execution for our company’s multi-year business improvement and transformation program;

•	leading the identification, analysis, validation, development and implementation of product, technology and information technology strategies for both the network infrastructure and customer solutions of our Company;

•	overall planning, design, specification of standards, commissioning and decommissioning of our communication networks;

•	construction of infrastructure for our Company’s fixed, mobile, Internet protocol (IP) and data networks;

•	operation and maintenance, including activation and restoration of these networks;

•	supply and delivery of information technology solutions to support our products, services and customer support function;

•	the development and lifecycle management of products and services over the networks, as well as application platforms and the online environment; and

•	operational support functions for our Company, including procurement, billing, credit management and property management.
Telstra Country Wide (TCW) is responsible for:
•	the management and control of providing telecommunication products and services to consumer, small business, enterprise and some government customers outside the mainland state capital cities, in outer metropolitan areas, and in Tasmania and the Northern Territory.
Telstra BigPond is responsible for:
•	the management and control of our retail Internet products, services and content, contact centres, customer relations and associated functions, for broadband and narrowband delivery.
Telstra Media is responsible for:
•	the management of our investment interest in the FOXTEL partnership;

•	the development and management of the hybrid fibre coaxial (HFC) cable network; and

•	investigation and development of an interactive PayTV (IPTV) service.
Strategic Marketing is responsible for:
•	the co-ordination and delivery of marketing activities across our Company and market segments.
Corporate areas include:
•	Legal Services — provides legal services across the Company;

•	Public Policy and Communications — responsible for managing our relationships and positioning with key groups such as our customers, the media, governments, community groups and staff. It also has responsibility for regulatory positioning and negotiation;

•	Finance and Administration — encompasses the functions of business and finance services, treasury, risk management and assurance, investor relations and the office of the company secretary. It also includes the financial management of the majority of the Telstra Entity fixed assets (including network assets) through the Asset Accounting Group; and

•	Human Resources — encompasses talent management, organisational development, human resource operations, health, safety and environment, as well as workplace relations and remuneration.
In our segment financial results, the “Other” segment consists of various business units that do not qualify as reportable segments in their own right. These include:
•	Telstra Country Wide;

•	Telstra BigPond;

•	Telstra Media;

•	Strategic Marketing; and

•	our corporate areas.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
5 Segment information (continued)
Segment financial results
For segment reporting purposes, we have reallocated certain items between the respective business segments pursuant to the definitions of segment revenues, segment expenses, segment assets and segment liabilities contained in the applicable accounting standard, where a reasonable allocation basis exists.
Where no reasonable allocation basis exists, we have not reallocated individual items to alternative segments. For segment reporting purposes, these items are reported within the same business segment as for internal management reporting. As a result, our segment revenues, segment expenses, segment assets and segment liabilities do not reflect actual operating results achieved for our business segments in certain circumstances.
The following narrative further explains our segment results for those individual items where it is considered that no reasonable allocation basis exists:
•	Sales revenue associated with mobile handsets for TC&C, TB and TE&G are allocated totally to the TC&C segment, with the exception of some products sold in relation to small to medium enterprises which are allocated to TB. Ongoing prepaid and postpaid mobile revenues derived from our mobile usage is recorded in TC&C, TB and TE&G depending on the type of customer serviced. In addition, the majority of goods and services purchased associated with our mobile revenues are allocated to the TC&C segment. As a result, the TC&C segment also holds segment assets and segment liabilities related to those revenues and expenses recorded in TC&C;

•	trade debtors in relation to the mobile repayment option on mobile handsets sold by our dealers are allocated totally to TC&C; and

•	revenue received in advance in relation to installation and connection fees is allocated totally to TC&C.
These allocations reflect management’s accountability framework and internal reporting system and accordingly no reasonable basis for reallocation to the respective business segments exist.
In addition, revenue derived from our BigPond Internet products and its related segment assets are recorded in the customer facing business segments of TC&C, TB and TE&G. Certain distribution costs in relation to these products are recognised in these three business segments Telstra Operations recognise certain expenses in relation to the installation and running of the broadband cable network. The related segment assets are managed by the Asset Accounting Group. In accordance with our application of the business segment definition in relation to customer type, we have not reallocated these items to the Telstra Bigpond business segment.
Change in segment accounting policies
The following segment accounting policy changes occurred during fiscal 2006:
Interconnection revenue
In previous financial years, our segment accounting policy was to recognise our revenue relating to interconnection entirely in our TW business segment. In fiscal 2006, some parts of the revenue earned from interconnection were allocated to the TC&C, TB and TE&G business segments to match the revenue recognised with the associated expense. As a result, revenue in TW decreased by $633 million and revenue increased in TC&C by $500 million, TB by $52 million and TE&G by $81 million in fiscal 2005 to reflect this change in policy.
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
The “Other” segment also includes balances that do not meet the definition of segment assets and segment liabilities for our reportable business segments. As a result, borrowings and income tax assets and liabilities were recorded as reconciling items within the “Other” segment.
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

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
5 Segment information (continued)
Telstra Group

	TC&C	TB	TE&G	TW	Sensis	TInt.	TO	Other(a)	Eliminations	Total
Year ended 30 June 2006	$m	$m	$m	$m	$ m	$ m	$ m	$ m	$ m	$m

Revenue from external customers	8,897	3,053	4,607	2,607	1,826	1,450	226	106	—	22,772
Add inter-segment revenue	—	—	57	292	10	31	83	7	(480)	—

Total segment revenue	8,897	3,053	4,664	2,899	1,836	1,481	309	113	(480)	22,772

Segment result under A-IFRS	5,721	2,412	2,702	2,693	865	86	(4,175)	(4,903)	29	5,430
Share of equity accounted net (losses)/profits	—	—	—	—	(1)	12	—	(6)	—	5
Less net gain on sale of investments	—	—	4	—	—	58	—	—	—	62

Earnings before interest and income tax expense (EBIT) — segment result under USGAAP	5,721	2,412	2,706	2,693	864	156	(4,175)	(4,909)	29	5,497

Earnings has been calculated after charging/(crediting) the following non cash expenses:
Impairment losses	140	10	8	—	13	11	143	26	—	351
Reversal of impairment losses	—	—	—	(20)	—	—	(2)	—	—	(22)
Depreciation and amortisation	—	—	63	—	91	298	48	3,587	—	4,087
Other significant non cash expenses	26	4	20	5	1	3	144	7	—	210

Non current segment assets acquired (excluding acquisition of investments)	11	—	89	23	96	224	4,032	5	—	4,480

As at 30 June 2006 Segment assets	1,437	370	1,767	453	1,886	3,817	3,308	23,316	(179)	36,175

Segment assets include:
Investment in jointly controlled entities	—	—	1	—	—	1	—	—	—	2
Investment in associated entities	—	—	18	—	3	—	—	—	—	21

Segment liabilities	1,260	165	618	241	673	615	2,534	17,414	(177)	23,343

(a) Revenue for the other segment relates primarily to our revenue earned by Telstra Media from our share of FOXTEL cable subscriber revenue and for services provided to FOXTEL. The Asset Accounting Group is the main contributor to the segment result for this segment, which is primarily depreciation and amortisation charges.
Segment assets for the “Other” segment includes the Telstra Entity fixed assets (including network assets) managed through the centralised Asset Accounting Group. Segment liabilities includes income tax liabilities and borrowings, which have been reallocated from the reportable business segment in accordance with the applicable accounting standard.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
5 Segment information (continued)
Telstra Group

	TC&C	TB	TE&G	TW	Sensis	TInt	TO	Other (a)	Eliminations	Total
Year ended 30 June 2005	$ m	$ m	$ m	$ m	$ m	$ m	$ m	$m	$m	$ m

Revenue from external customers	8,931	3,099	4,570	2,267	1,708	1,360	161	85	—	22,181
Add inter-segment revenue	—	—	52	284	11	38	77	2	(464)	—

Total segment revenue	8,931	3,099	4,622	2,551	1,719	1,398	238	87	(464)	22,181

Segment result under A-IFRS	6,179	2,488	2,807	2,283	812	94	(3,371)	(4,345)	3	6,950
Share of equity accounted net (losses)/profits	3	—	5	—	—	(96)	—	(6)	—	(94)
Less net gain on sale of investments	66	—	—	—	—	13	—	—	—	79

Earnings before interest and income tax expense (EBIT) — segment result under USGAAP	6,248	2,488	2,812	2,283	812	11	(3,371)	(4,351)	3	6,935

Earnings has been calculated after charging/(crediting) the following non cash expenses:
Impairment losses	115	18	12	—	17	7	20	30	(29)	190
Depreciation and amortisation	—	—	46	—	64	266	1	3,152	—	3,529
Other significant non cash expenses	25	3	22	6	4	3	139	24	—	226

Non current segment assets acquired (excluding acquisition of investments)	16	—	45	503	74	246	3,052	110	—	4,046

As at 30 June 2005 Segment assets	1,448	343	1,635	356	1,836	3,641	2,750	23,702	(500)	35,211

Segment assets include:
Investment in jointly controlled entities	—	—	3	—	—	33	—	—	—	36
Investment in associated entities	—	—	8	—	4	—	—	—	—	12

Segment liabilities	1,021	119	639	148	665	547	2,024	16,887	(497)	21,553

(a) Revenue for the other segment relates primarily to our revenue earned by Telstra Media from our share of FOXTEL cable subscriber revenue and for services provided to FOXTEL. The Asset Accounting Group is the main contributor to the segment result for this segment, which is primarily depreciation and amortisation charges.
Segment assets for the other segment includes the Telstra Entity fixed assets (including network assets) managed through the centralised Asset Accounting Group. Segment liabilities excludes income tax liabilities and borrowings, which are included as part of the other segment.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
5 Segment information (continued)

		Telstra Group
		Year ended 30 June
		2006	2005
	Note	$ m	$ m

Reconciliation of segment results to Telstra Group position:
Earnings before interest and income tax expense (EBIT)		5,497	6,935
Finance income		66	83
Finance costs		(1,002)	(963)

Profit before income tax expense		4,561	6,055
Income tax expense		(1,380)	(1,746)

Profit for the year		3,181	4,309

Information about sales revenue from our products and services:
PSTN products
Basic access		3,318	3,362
Local calls		1,023	1,284
PSTN value added services		246	250
National long distance calls		913	1,013
Fixed to mobile		1,491	1,566
International direct		201	234
Fixed interconnection		286	309

		7,478	8,018

Mobiles
Mobile services		4,505	4,307
Mobile handsets		467	381

		4,972	4,688

Data and internet services
Internet and IP solutions		1,907	1,377
ISDN products		807	890
Specialised data		884	966

		3,598	3,233

Other products and services
Advertising and directories		1,711	1,585
Customer premises equipment		274	231
Payphones		104	121
Intercarrier services		351	290
Inbound calling products		449	449
Solutions management		989	931
Offshore controlled entities (a)		1,745	1,611
Pay TV bundling		320	263
Other sales and service		759	741

		6,702	6,222

Sales revenue		22,750	22,161

Other revenue (excluding finance income)		22	20

Total revenue (excluding finance income)	6	22,772	22,181

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
5 Segment information (continued)

	Telstra Group
	Year ended 30 June
	2006	2005
	$ m	$ m

Information about revenue from our products and services (continued):
(a) Sales revenue from our offshore controlled entities is split between the following products and services:
International — PSTN products	446	484
International — Mobiles	849	751
International — Data and internet services	287	264
International — Intercarrier services	20	24
International — Other	143	88

	1,745	1,611

Information about our geographic operations (i) Segment revenue from external customers
Australian customers	21,014	20,556
International customers	1,758	1,625

	22,772	22,181

Carrying amount of segment assets
Australian customers	31,966	31,245
International customers	4,209	3,966

	36,175	35,211

Non current segment assets acquired (excluding acquisition of investments)
Located in Australia	4,256	3,800
Located in international countries	224	246

	4,480	4,046

(i) Our geographical operations are split between our Australian and international operations. Our international operations include the business of our international business segment (primarily businesses in Hong Kong and New Zealand) and our international business that serves multi-national customers in the TE&G segment. No individual geographical area forms a significant part of our operations apart from our Australian operations.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
6. Income

		Telstra Group		Telstra Entity
		Year ended 30 June		Year ended 30 June
		2006	2005	2006	2005
	Note	$m	$m	$ m	$m

Sales revenue
Rendering of services		12,427	12,522	10,427	10,783
Sale of goods		808	691	536	430
Rent of network facilities		7,653	7,233	7,655	7,233
Construction contracts		151	130	174	136
Advertising and directory services		1,711	1,585	464	377
Procurement (a)		—	—	647	628

		22,750	22,161	19,903	19,587

Other revenue (excluding finance income)
Dividend revenue
- controlled entities	33	—	—	560	223
- jointly controlled entities	33	—	—	—	1

		—	—	560	224

Rent from property and motor vehicles		22	20	22	20

		22	20	582	244

Total revenue (excluding finance income)		22,772	22,181	20,485	19,831

Other income
Net gain on disposal of:
- property, plant and equipment		23	9	20	10
- investments in controlled entities		4	—	—	—
- investments in jointly controlled and associated entities		58	16	59	26
- investments in listed securities and other investments		—	63	—	59

		85	88	79	95

Other miscellaneous income (b)		243	173	84	38

		328	261	163	133

Total income (excluding finance income)		23,100	22,442	20,648	19,964

Finance income
- interest on cash and cash equivalents		66	83	60	78
- other		—	—	3	23

		66	83	63	101

Total income		23,166	22,525	20,711	20,065

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
6. Income (continued)
(a) The Telstra Entity receives procurement revenue from its controlled entity Sensis Pty Ltd for the use of Yellow Pages® and White Pages® trademarks. Refer to note 33 for further details on transactions involving our related parties.
(b) Other miscellaneous income includes revenue recognised from subsidies received on the Higher Bandwidth Incentive Scheme (HiBIS) and Broadband Connect Incentive Scheme.
HiBiS, which has now concluded, and its replacement program, Broadband Connect, were established by the Commonwealth to allow service providers to provide high bandwidth services to eligible customers in the regional, rural and remote areas of Australia at prices broadly comparable to those prices charged to customers in metropolitan areas.
As a service provider, we are able to claim a rebate from the Commonwealth for each registered HiBIS or Broadband Connect service we provide to an eligible customer. The purpose of the incentive payment is to cover the short fall of providing these services to eligible customers in the regional, rural and remote areas of Australia at metropolitan prices. We recognise these incentive payments as other income.
We have no significant unfulfilled conditions and other contingencies relating to our obligations under the HiBIS and Broadband Connect programs.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
7. Profit from continuing operations

		Telstra Group		Telstra Entity
		Year ended 30 June		Year ended 30 June
		2006	2005	2006	2005
	Note	$m	$m	$m	$m

(a) Profit before income tax expense (including items disclosed in note 7(b)) has been calculated after charging/(crediting) the following items:

Labour
Included in our labour expenses are the following:
Employee redundancy (b)		534	91	516	85
Share based payments	21	15	10	15	10
Defined benefit plan expense	28	185	203	182	201

Goods and services purchased
Included in our goods and services purchased are the following:
Cost of goods sold		1,421	1,150	1,087	882
Rental expense on managed services		69	67	64	62

Other expenses
Impairment losses:
- impairment in value of inventories (b)		53	11	53	11
- impairment in value of trade and other receivables (b)		161	150	138	131
- impairment in value of investments (b) (i)		—	6	245	27
- impairment in amounts owed by controlled entities (b)	33	—	—	382	475
- impairment in amounts owed by jointly controlled entities	33	2	5	—	—
- impairment in value of intangibles (b) (ii)		66	1	64	—
- impairment in value of property, plant and equipment (b) (ii)		69	17	69	17

		351	190	951	661

Reversal of impairment losses:
- reversal of impairment in value of trade and other receivables		(22)	—	(22)	—
- reversal of impairment in value of investments (b)		—	—	(15)	(334)
- reversal of impairment in amounts owed by controlled entities	33	—	—	—	(15)

		(22)	—	(37)	(349)

Rental expense on operating leases		667	675	496	502
Net foreign currency translation losses/(gains)		2	(40)	(50)	(5)
Remuneration of auditors	8	8	7	6	6
Service contracts and other agreements		1,836	1,556	1,796	1,521
Promotion and advertising		356	330	285	253
General and administration		723	739	542	564
Other operating expenses (b)		506	358	573	325

		4,427	3,815	4,562	3,478

(i)	We have recognised impairment losses relating to the value of our investments in controlled entities, jointly controlled and associated entities, and other entities based on the value in use calculation. The impairment loss in the value of investment in controlled entities was eliminated on consolidation of the Telstra Group.

(ii)	We have recognised impairment losses relating to project costs that were capitalised within capitalised software forming part of intangible assets and property, plant and equipment. These projects have subsequently been cancelled and the costs recognised in the income statement as an impairment loss. In fiscal 2006, additional impairment losses were recognised reflecting additional write offs due to our transformation, refer note 7(b) for details.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
7. Profit from continuing operations (continued)

		Telstra Group		Telstra Entity
		Year ended 30 June		Year ended 30 June
		2006	2005	2006	2005
	Note	$m	$m	$m	$m

(a) Profit before income tax expense (including items disclosed in note 7(b)) has been calculated after charging/(crediting) the following items (continued):

Depreciation of property, plant and equipment (b)
- general purpose buildings including leasehold improvements	14	62	54	54	47
- communication assets including leasehold improvements	14	2,953	2,615	2,786	2,508
- communication assets under finance lease	14	67	75	67	75
- equipment under finance lease	14	8	9	6	7
- other plant, equipment and motor vehicles	14	93	123	45	50

		3,183	2,876	2,958	2,687

Amortisation of intangible assets
- patents and trademarks	15	2	2	4	4
- licences	15	58	37	18	18
- brandnames	15	11	10	—	—
- customer bases	15	98	86	13	15
- deferred expenditure		9	8	35	10
- software assets (b)	15	726	510	629	472

		904	653	699	519

		4,087	3,529	3,657	3,206

Finance costs
- interest on bills of exchange and commercial paper		65	35	65	35
- interest on Telstra bonds		486	223	486	223
- interest on other loans		242	497	242	497
- interest on derivative instruments		169	164	169	164
- interest on finance leases		6	7	2	3
- unwinding of discount on liabilities recognised at present value		40	35	9	2
- gain in fair value hedge instruments		(26)	—	(26)	—
- other		20	2	38	19

		1,002	963	985	943

Research and development
Research and development expenses		23	29	23	29

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
7. Profit from continuing operations (continued)
(b) Income statement items requiring specific disclosure
The separate disclosure of the following material items is relevant in explaining our financial performance.
Our profit for the year has been calculated after charging specific expense items from our continuing operations as detailed below:

		Telstra Group		Telstra Entity
		Year ended 30 June		Year ended 30 June
		2006	2005	2006	2005
	Note	$m	$m	$m	$m

Redundancy and restructuring related costs (i)
Labour
- redundancy expense		356	—	352	—
- restructuring expense		50	—	50	—

		406	—	402	—

Goods and services purchased
- restructuring expense		54	—	54	—

Other expenses
- restructuring expense		105	—	105	—
- impairment in value of inventories		18	—	18	—
- impairment in value of trade and other receivables		14	—	14	—
- impairment in value of intangibles		61	—	61	—
- impairment in value of property, plant and equipment		46	—	46	—

		244	—	244	—

Depreciation and amortisation
- accelerated amortisation of intangibles		160	—	145	—
- accelerated depreciation of property, plant and equipment		262	—	262	—

		422	—	407	—

		1,126	—	1,107	—

Other
- impairment in value of controlled entities (ii)		—	—	205	—
- reversal of impairment in value of controlled entities (ii)		—	—	—	(334)
- impairment in amounts owed by controlled entities (iii)		—	—	382	475

		—	—	587	141
Total expense items		1,126	—	1,694	141
Income tax benefit attributable to those items requiring specific disclosure		(338)	—	(332)	—

Net items after income tax benefit		788	—	1,362	141

(i)	On 15 November 2005, we announced the results from the strategic review that was initiated on 1 July 2005. We unveiled a strategy for improving our business by:
•	introducing a company wide market based management system;

•	the adoption of a one factory approach to managing operations; and

•	delivering integrated services to our customers.
We also announced several key decisions and commitments regarding our systems, processes and products which will impact the future performance of the Company.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
7. Profit from continuing operations (continued)
For the year ended 30 June 2006, we have recorded a number of restructuring related expenses associated with the implementation of the strategic review initiatives. The redundancy and restructuring costs include the following:
•	redundancy costs associated with the reduction in our workforce, including those redundancies that have been provided for (refer to note 19);

•	the provision for restructuring costs associated with shutting down certain networks, platforms and applications, property rationalisation, onerous lease costs and replacing customer equipment (refer to note 19);

•	the impairment of certain assets due to the decision to shut down certain networks and platforms that are no longer considered recoverable This also includes the decision to cancel certain projects relating to the development of software and the construction of property, plant and equipment; and

•	the accelerated recognition of depreciation and amortisation of certain assets that, while currently in use, will be decommissioned as part of our decision to shut down certain networks, platforms and applications.
A total provision of $427 million has been raised for redundancy and restructuring for the Telstra Group as at 30 June 2006. This includes $395 million recorded in current and non current provisions, $18 million recorded as a reduction in inventory and $14 million recorded as an allowance for other receivables.
(ii) In fiscal 2006, the profit before income tax expense of the Telstra Entity included an expense of $205 million in relation to the impairment of the value of three controlled entities. In fiscal 2005, the profit before income tax expense of the Telstra Entity included a $334 million net gain in relation to the reversal of an impairment of the value of four controlled entities. These balances are eliminated on consolidation for Telstra Group reporting purposes.
Each fiscal year, we review the value of our investment in controlled entities. As a result, we have incurred an impairment loss (or a reversal of an impairment loss) by assessing the carrying value of our controlled entity with its recoverable amount. We review our recoverable amount by reference to its value in use. Refer to note 25 for further details regarding impairment.
(iii) The profit before income tax expense of the Telstra Entity included an impairment loss of $382 million (2005: $475 million) relating to a movement in allowance for amounts owed by a controlled entity. This balance was eliminated on consolidation for Telstra Group purposes. Refer to note 25 for further details regarding impairment.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
8. Remuneration of auditors

			Telstra Group		Telstra Entity
			Year ended 30 June		Year ended 30 June
			2006	2005	2006	2005
	Note		$m	$m	$m	$m

Audit fees
The Australian National Audit Office has charged the following amounts for:
Auditing and reviewing the financial reports (i)			4.981	5.038	4.431	4.404
Ernst and Young has charged the following amounts for:
Auditing and reviewing the financial reports (ii)			2.900	2.290	1.601	1.391

Total audit fees	7	(a)	7.881	7.328	6.032	5.795

Other services
In addition to auditing and reviewing the financial reports, other services were provided by Ernst and Young in their own right as follows:
Audit related (iii)			0.829	0.571
Tax (iv)			0.118	0.423
Other services (v)			0.331	0.703

Total other services			1.278	1.697

Audit fees

(i) Our Australian statutory auditor is the Australian National Audit Office (ANAO). The audit provided by the ANAO has been subcontracted to Ernst and Young (EY) since fiscal 2000.
(ii) Audit fees charged by EY relate to audit services provided in completing our statutory and regulatory filings other than those subcontracted directly from the ANAO. These services include the audit and review of our offshore controlled entities, the regulatory audits and our USGAAP audit. In addition, this category includes the audit of our other statutory filings such as the filing we are required to make under Japanese law, and the annual report on Form 20-F to meet our United States listing requirements.
Other services
We have processes in place to maintain the independence of the external auditor, including the level of expenditure on non audit services. Fees earned by EY for non audit work are capped at a maximum of 1.0 times the total audit and audit related fees.
Non audit services are pre-approved by the Audit Committee provided they fall within a defined list of services specified by the Audit Committee. Those non-audit services that are not listed have to be specifically approved by the Audit Committee prior to the commencement of any engagement. In addition, all non-audit services with a value over $100,000 must be separately approved by the Audit Committee, even if the service is listed as a pre-approved service.
The provision of non-audit services by EY is monitored by the Audit Committee via bi-annual reports to the Audit Committee. In addition, where engagements involve services from the defined list of services, these are reported to the Audit Committee at the following meeting.
EY has specific internal processes in place to ensure auditor independence.
(iii) Audit related fees charged by EY relate to services that are reasonably related to the performance of the audit or review of our financial statements, and other assurance engagements. These services include our privacy audit, various accounting advice provided and additional audit work arising on the acquisition of our newly acquired controlled entities.
(iv) Tax fees charged by EY mainly relates to licence fee and technical services including training and support services in relation to our tax return software.
(v)  Other services relate to all additional services performed by EY, other than those disclosed as auditing and reviewing the financial report, audit related and tax. These services include performance of system and security reviews, and various other reviews and non assurance services across the Company.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
9. Income taxes

	Telstra Group		Telstra Entity
	As at 30 June		As at 30 June
	2006	2005	2006	2005
	$m	$m	$m	$m

Major components of income tax expense
Current tax expense	1,730	1,740	1,860	1,907
Deferred tax resulting from the origination and reversal of temporary differences	(386)	4	(411)	(28)
Under provision of tax in prior years	36	2	33	3

	1,380	1,746	1,482	1,882

Notional income tax expense on profit differs from actual income tax expense recorded as follows:
Profit before income tax expense	4,561	6,055	4,719	6,398

Notional income tax expense on profit calculated at 30% (a):	1,368	1,817	1,416	1,919

Which is adjusted by the tax effect of:
Effect of different rates of tax on overseas income	(19)	(11)	—	—
Non assessable and non deductible items	(5)	(62)	33	(40)
Under provision of tax in prior years	36	2	33	3

Income tax expense on profit	1,380	1,746	1,482	1,882

Amounts recognised directly in equity during the year
Deferred tax debited/(credited) directly in equity during the year	291	(24)	289	(24)

(a) The Commonwealth statutory income tax rate for fiscal 2006 and fiscal 2005 was 30%. This tax rate is the income tax rate applied to Australian resident companies pursuant to the Income Tax Rates Act.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
9 . Income taxes (continued)

	Telstra Group		Telstra Entity
	As at 30 June		As at 30 June
	2006	2005	2006	2005
	$m	$m	$m	$m

Deferred tax asset/(deferred tax liability)

Deferred tax items recognised in income statement
Property, plant and equipment	(1,872)	(1,918)	(1,911)	(2,019)
Intangible assets	(356)	(474)	(175)	(280)
Provision for employee entitlements	268	281	246	263
Revenue received in advance	116	130	—	5
Provision for workers’ compensation	65	64	62	62
Allowance for doubtful debts	42	46	33	37
Defined benefit assets	(45)	(98)	(43)	(97)
Trade and other payables	57	38	54	36
Provision for redundancy	56	—	55	—
Other provisions	91	10	85	1
Income tax losses (a)	106	69	—	4
Other	36	26	27	3

	(1,436)	(1,826)	(1,567)	(1,985)

Deferred tax items recognised in equity (b)
Defined benefit assets	(260)	24	(258)	24
Derivative financial instruments	(7)	—	(7)	—

	(267)	24	(265)	24

Net deferred tax liability	(1,703)	(1,802)	(1,832)	(1,961)

Our net deferred tax liability is split as follows (c):
Deferred tax assets recognised in the balance sheet	1	2	—	—
Deferred tax liabilities recognised in the balance sheet	(1,704)	(1,804)	(1,832)	(1,961)

	(1,703)	(1,802)	(1,832)	(1,961)

(a) We have recognised a deferred tax asset for the unused tax losses of our offshore controlled entities to the extent that it is probable that future taxable profit will be available against which the unused tax losses can be utilised. We have prepared management budgets and forecasts in line with our current knowledge of future events to support our view of sufficient future taxable profits being available to offset our unused tax losses.
(b) When the underlying transactions to which our deferred tax relates is recognised directly to equity in accordance with applicable accounting standards, the temporary differences associated with these adjustments are also recognised directly in equity.
(c) We are able to offset deferred tax assets and deferred tax liabilities in the balance sheet when they relate to income taxes levied by the same taxation authority and to the extent we intend to settle our current tax assets and liabilities on a net basis.
Our deferred tax assets and deferred tax liabilities are netted within the tax consolidation group, as these deferred tax balances relate to income taxes levied by the Australian Taxation Office. We do not net deferred tax balances between controlled entities, apart from those within the tax consolidation group.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
9. Income taxes (continued)

	Telstra Group		Telstra Entity
	As at 30 June		As at 30 June
	2006	2005	2006	2005
	$m	$m	$m	$m

Deferred tax assets not recognised in the balance sheet (a):
Income tax losses	185	161	—	—
Capital tax losses	196	198	160	161
Deductible temporary differences	353	334	192	99

	734	693	352	260

(a) Our deferred tax assets not recognised in the balance sheet may be used in future years if the following criteria are met:
•	our controlled entities have sufficient future taxable profit to enable the income tax losses and temporary differences to be offset against that taxable profit;

•	the Telstra Entity and our controlled entities have sufficient future capital gains to be offset against those capital losses;

•	we continue to satisfy the conditions required by tax legislation to be able to use the tax losses; and

•	there are no future changes in tax legislation that will adversely affect us in using the benefit of the tax losses.
As at 30 June 2006, the deferred tax assets not recognised in our balance sheet are able to be carried forward indefinitely for both our domestic and offshore operations, except in relation to one offshore controlled entity that has income tax losses of $9 million (fiscal 2005: $13 million) that will expire in fiscal 2027.
In the event of the further privatisation of our Company, certain income tax losses and capital tax losses, not currently recognised as a deferred tax asset, may not be able to be utilised in the future to offset income tax and capital tax gains for some offshore controlled entities and the tax consolidated group. The ability to utilise income and capital losses in the future will depend on various factors, including the number of shares the Commonwealth continues to hold, either directly or indirectly.
Tax consolidation
The Telstra Entity and its Australian resident wholly owned entities previously elected to form a tax consolidated group. As part of the election to enter tax consolidation, the tax consolidated group is treated as a single entity for income tax purposes.
The Telstra Entity, as the head entity in the tax consolidated group, recognises, in addition to its own transactions, the current tax liabilities and the deferred tax assets arising from unused tax losses and tax credits for all entities in the group. However, the Telstra Entity and its resident wholly owned entities account for their own current tax expense and deferred tax amounts.
Upon tax consolidation, the entities within the tax consolidated group entered into a tax sharing agreement The terms of this agreement specified the methods of allocating any tax liability in the event of default by the Telstra Entity on its group payment obligations and the treatment where a subsidiary member exits the group. The tax liability of the group otherwise remains with the Telstra Entity for tax purposes.
During fiscal 2006, the entities within the tax consolidated group entered into a tax funding arrangement under which:
•	the Telstra Entity compensates its wholly owned controlled entities for any current tax receivable assumed;

•	the Telstra Entity compensates its wholly owned controlled entities for any deferred tax assets relating to unused tax losses and tax credits; and

•	wholly owned entities compensate the Telstra Entity for any current tax payable assumed.
The funding amounts are based on the amounts recorded in the financial statements of the wholly owned entities.
Amounts receivable of $40 million to the Telstra Entity and amounts payable from the Telstra Entity of $194 million under the tax funding arrangements are due in the next financial year upon final settlement of the current tax payable for the tax consolidated group During fiscal 2005, no tax funding arrangement was in place and as a result these funding amounts were recorded as equity contributions to or distributions from our controlled entities.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
10. Cash and cash equivalents

	Telstra Group		Telstra Entity
	As at 30 June		As at 30 June
	2006	2005	2006	2005
	$m	$m	$m	$m

Current
Cash at bank and on hand	238	225	87	83
Bank deposits, bills of exchange and commercial paper (a)	451	1,323	387	1,285

	689	1,548	474	1,368

(a) Bank deposits are held in the short term money market. The carrying amount of bank deposits, bills of exchange and commercial paper approximates net fair value due to their short term to maturity.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
11. Trade and other receivables

		Telstra Group		Telstra Entity
		As at 30 June		As at 30 June
		2006	2005	2006	2005
	Note	$m	$m	$m	$m

Current
Trade debtors (a)		2,565	2,434	1,881	1,774
Allowance for doubtful debts		(144)	(159)	(110)	(125)

		2,421	2,275	1,771	1,649

Amounts owed by controlled entities (other than trade debtors)	33	—	—	2,267	2,194
Allowance for amounts owed by controlled entities (other than trade debtors)	33	—	—	(1,851)	(1,469)

		—	—	416	725

Accrued revenue		1,027	976	971	929

Other receivables (b)		262	298	195	235
Allowance for doubtful debts (b)		(9)	—	(9)	—

		1,280	1,274	1,157	1,164

		3,701	3,549	3,344	3,538

Non current
Amounts owed by controlled entities (other than trade debtors)	33	—	—	60	56

Amounts owed by jointly controlled and associated entities (c)	33	229	242	210	204
Allowance for amounts owed by jointly controlled and associated entities (c)	33	(215)	(210)	(210)	(204)

		14	32	—	—

Other receivables (b)		78	65	72	59
Allowance for doubtful debts (b)		(5)	—	(5)	—

		73	65	67	59

		87	97	127	115

(a) Our policy requires trade debtors to pay us in accordance with agreed payment terms. Depending on the customer segment, our settlement terms are generally 14 to 30 days from date of invoice. All credit and recovery risk associated with trade debtors has been provided for in the balance sheet.
(b) Our other receivables relates mainly to customer deferred debt. Our customer deferred debt allows eligible post paid customers the opportunity to repay the cost of their mobile handset and approved accessories monthly over 12, 18 or 24 months. The loan is provided interest free to our mobile postpaid customers.
(c) In fiscal 2006, amounts owed by jointly controlled and associated entities relates mainly to loans provided to Reach Ltd (Reach) of $210 million (2005: $204 million) and the 3GIS Partnership (3GIS) of $14 million (2005: $32 million). An allowance for the total loan provided to Reach has been recognised. Refer to note 33 for further details.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
12. Inventories

	Telstra Group		Telstra Entity
	As at 30 June		As at 30 June
	2006	2005	2006	2005
	$m	$m	$m	$m

Current
Finished goods recorded at net realisable value	79	4	67	—
Finished goods recorded at cost	123	197	91	167

Total finished goods	202	201	158	167

Raw materials and stores recorded at cost	15	16	10	12
Construction contracts (a)	7	15	7	15

	224	232	175	194

Non current
Finished goods recorded at net realisable value	15	—	15	—
Finished goods recorded at cost	5	15	5	15

	20	15	20	15

(a) Construction contract disclosures are shown as follows:
Contract costs incurred and recognised profits	108	69	108	69
Progress billings	(101)	(54)	(101)	(54)

	7	15	7	15

Advances received for construction work in progress (included in trade and other payables)	7	7	7	7

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
13. Investments

		Telstra Group		Telstra Entity
		As at 30 June		As at 30 June
		2006	2005	2006	2005
	Note	$m	$m	$m	$m

Investments — accounted for using the equity method

Investments in jointly controlled entities		4	40	2	83
Allowance for impairment in value		(2)	(4)	(2)	(50)

Carrying amount of investments in jointly controlled entities	30	2	36	—	33

Investments in associated entities		45	36	18	33
Allowance for impairment in value		(24)	(24)	—	(25)

Carrying amount of investments in associated entities	30	21	12	18	8

		23	48	18	41

Investments — other

Investments in controlled entities	29	—	—	13,062	12,975
Allowance for impairment in value		—	—	(7,109)	(6,839)

Total investments in controlled entities		—	—	5,953	6,136

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
14. Property, plant and equipment

	Telstra Group		Telstra Entity
	As at 30 June		As at 30 June
	2006	2005	2006	2005
	$m	$m	$m	$m

Land and site improvements
At cost	35	40	32	37

Buildings (including leasehold improvements)
At cost	822	822	706	722
Accumulated depreciation/impairment	(392)	(392)	(352)	(356)

	430	430	354	366

Communication assets (including leasehold improvements)
At cost	45,848	43,217	43,222	41,127
Accumulated depreciation/impairment	(23,398)	(21,541)	(22,393)	(20,946)

	22,450	21,676	20,829	20,181

Communication assets under finance lease
At cost	858	858	858	858
Accumulated depreciation/impairment	(501)	(434)	(501)	(434)

	357	424	357	424

Other plant, equipment and motor vehicles
At cost	1,068	1,011	692	753
Accumulated depreciation/impairment	(740)	(710)	(519)	(554)

	328	301	173	199

Equipment under finance lease
At cost	60	52	33	26
Accumulated depreciation/impairment	(38)	(32)	(13)	(10)

	22	20	20	16

Total property, plant and equipment
At cost	48,691	46,000	45,543	43,523
Accumulated depreciation	(25,069)	(23,109)	(23,778)	(22,300)

	23,622	22,891	21,765	21,223

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
14. Property, plant and equipment (continued)

		Telstra Group		Telstra Entity
		Year ended 30 June		Year ended 30 June
		2006	2005	2006	2005
	Note	$m	$m	$m	$m

Land and site improvements

Opening cost		40	43	37	42
- additions		—	4	—	3
- disposals		(5)	(8)	(5)	(8)
- acquisitions through business combinations		—	1	—	—

Closing cost		35	40	32	37

Buildings (including leasehold improvements)

Opening net book value		430	393	366	376

Opening cost		822	733	722	689
- additions		72	47	60	43
- disposals		(104)	(16)	(98)	(15)
- acquisitions through business combinations		10	55	—	—
- foreign currency exchange differences		(4)	(6)	—	—
- other		26	9	22	5

Closing cost		822	822	706	722

Opening accumulated depreciation/impairment		(392)	(340)	(356)	(313)
- disposals		74	4	70	3
- acquisitions through business combinations		(1)	—	—	—
- depreciation expense	7	(62)	(54)	(54)	(47)
- impairment losses		(6)	—	(6)	—
- foreign currency exchange differences		3	3	—	—
- other		(8)	(5)	(6)	1

Closing accumulated depreciation/impairment		(392)	(392)	(352)	(356)

Closing net book value		430	430	354	366

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
14. Property, plant and equipment (continued)

		Telstra Group		Telstra Entity
		Year ended 30 June		Year ended 30 June
		2006	2005	2006	2005
	Note	$m	$m	$m	$m

Communication assets (including leasehold improvements) (a)

Opening net book value		21,676	21,093	20,181	20,095

Opening cost		43,217	40,575	41,127	39,093
- additions		3,681	3,378	3,501	2,732
- disposals		(1,416)	(740)	(1,432)	(740)
- acquisitions through business combinations		421	—	—	—
- foreign currency exchange differences		(105)	(37)	—	—
- other		50	41	26	42

Closing cost		45,848	43,217	43,222	41,127

Opening accumulated depreciation/impairment		(21,541)	(19,482)	(20,946)	(18,998)
- disposals		1,376	584	1,393	588
- acquisitions through business combinations		(265)	—	—	—
- depreciation expense	7	(2,953)	(2,615)	(2,786)	(2,508)
- impairment losses		(37)	(14)	(37)	(14)
- foreign currency exchange differences		41	8	—	—
- other		(19)	(22)	(17)	(14)

Closing accumulated depreciation/impairment		(23,398)	(21,541)	(22,393)	(20,946)

Closing net book value		22,450	21,676	20,829	20,181

Communication assets under finance lease

Opening net book value		424	499	424	499

Opening and closing cost (b)		858	858	858	858

Opening accumulated depreciation/impairment		(434)	(359)	(434)	(359)
- depreciation expense	7	(67)	(75)	(67)	(75)

Closing accumulated depreciation/impairment		(501)	(434)	(501)	(434)

Closing net book value		357	424	357	424

(a) Includes certain network land and buildings which are essential to the operation of our communication assets
(b) During fiscal 2006 and fiscal 2005, there were no additions or disposals to this class of asset As a result, our opening and closing cost has remained unchanged

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
14. Property, plant and equipment (continued)

		Telstra Group		Telstra Entity
		Year ended 30 June		Year ended 30 June
		2006	2005	2006	2005
	Note	$m	$m	$m	$m

Other plant, equipment and motor vehicles

Opening net book value		301	380	199	211

Opening cost		1,011	1,335	753	1,004
- additions		124	114	34	52
- disposals		(111)	(301)	(96)	(295)
- acquisitions through business combinations		48	15	—	—
- foreign currency exchange differences		(8)	(14)	—	—
- other		4	(138)	1	(8)

Closing cost		1,068	1,011	692	753

Opening accumulated depreciation/impairment		(710)	(955)	(554)	(793)
- disposals		98	287	85	281
- acquisitions through business combinations		(37)	—	—	—
- depreciation expense	7	(93)	(123)	(45)	(50)
- impairment losses		(26)	(3)	(26)	(3)
- foreign currency exchange differences		6	9	—	—
- other		22	75	21	11

Closing accumulated depreciation/impairment		(740)	(710)	(519)	(554)

Closing net book value		328	301	173	199

Equipment under finance lease

Opening net book value		20	11	16	10

Opening cost		52	48	26	20
- additions		9	13	9	11
- disposals		—	(9)	—	(5)
- acquisitions through business combinations		—	4	—	—
- foreign currency exchange differences		(1)	—	—	—
- other		—	(4)	(2)	—

Closing cost		60	52	33	26

Opening accumulated depreciation/impairment		(32)	(37)	(10)	(10)
- disposals		—	3	—	—
- depreciation expense	7	(8)	(9)	(6)	(7)
- other		2	11	3	7

Closing accumulated depreciation/impairment		(38)	(32)	(13)	(10)

Closing net book value		22	20	20	16

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
14. Property, plant and equipment (continued)
Work in progress
In fiscal 2006, the Telstra Group has property, plant and equipment under construction amounting to $1,695 million (2005: $1,040 million). In fiscal 2006, the Telstra Entity has property, plant and equipment under construction amounting to $1,596 million (2005: $945 million). As these assets are not installed and ready for use, there is no depreciation being charged on these amounts.
Other
Details of our expenditure and lease commitments in relation to property, plant and equipment are shown in note 26 to these financial statements.
In fiscal 2006, the Telstra Group has property, plant and equipment that was fully depreciated and still in use with a cost of $1,767 million (2005: $2,224 million). In fiscal 2006, the Telstra Entity has property, plant and equipment that was fully depreciated and still in use with a cost of $1,412 million (2005: $1,905 million).

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
15. Intangible assets

	Telstra Group		Telstra Entity
	As at 30 June		As at 30 June
	2006	2005	2006	2005
	$m	$m	$m	$m

Goodwill	2,073	2,037	16	16

Internally generated intangible assets
Software assets developed for internal use	3,188	3,622	2,651	3,173
Accumulated amortisation	(1,406)	(1,652)	(1,171)	(1,499)

	1,782	1,970	1,480	1,674

Acquired intangible assets
Mastheads	447	447	—	—

Patents and trademarks	34	34	20	20
Accumulated amortisation	(8)	(6)	(11)	(7)

	26	28	9	13

Licences	833	793	267	267
Accumulated amortisation	(241)	(183)	(132)	(116)

	592	610	135	151

Brandnames	235	215	—	—
Accumulated amortisation	(53)	(42)	—	—

	182	173	—	—

Customer bases	846	749	70	70
Accumulated amortisation	(407)	(305)	(64)	(51)

	439	444	6	19

Total acquired intangible assets	1,686	1,702	150	183

Deferred expenditure
Deferred expenditure	1,589	1,272	1,841	1,533
Accumulated amortisation	(1,007)	(652)	(1,022)	(655)

	582	620	819	878

Total intangibles
At cost	9,245	9,169	4,865	5,079
Accumulated amortisation	(3,122)	(2,840)	(2,400)	(2,328)

	6,123	6,329	2,465	2,751

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
15. Intangible assets (continued)
Movements in intangible assets

		Telstra Group		Telstra Entity
		As at 30 June		As at 30 June
		2006	2005	2006	2005
	Note	$m	$m	$m	$m

Goodwill

Opening value		2,037	1,790	16	16
- acquisitions through business combinations	24	324	385	—	—
- disposals		(312)	—	—	—
- foreign currency exchange differences		27	(138)	—	—
- impairment losses		(1)	—	—	—
- other		(2)	—	—	—

Closing value (a)		2,073	2,037	16	16

Intangibles — internally generated

Software assets developed for internal use (b)

Opening net book value		1,970	1,882	1,674	1,698

Opening cost		3,622	3,249	3,173	3,005
- additions		602	552	498	470
- acquisitions through business combinations		1	15	—	—
- disposals		(969)	(310)	(965)	(302)
- impairment losses (f)		(65)	—	(64)	—
- foreign currency exchange differences		(10)	—	—	—
- other		7	116	9	—

Closing cost		3,188	3,622	2,651	3,173

Opening accumulated amortisation		(1,652)	(1,367)	(1,499)	(1,307)
- amortisation expense (e)	7	(726)	(510)	(629)	(472)
- disposals		969	310	965	302
- foreign currency exchange differences		7	—	—	—
- other		(4)	(85)	(8)	(22)

Closing accumulated amortisation		(1,406)	(1,652)	(1,171)	(1,499)

Closing net book value		1,782	1,970	1,480	1,674

Acquired Intangible assets

Mastheads

Opening net book value		447	448	—	—

Opening cost		447	448	—	—
- impairment losses		—	(1)	—	—

Closing cost		447	447	—	—

Closing net book value (c)		447	447	—	—

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
15. Intangible assets (continued)
Movements in intangible assets (continued)

		Telstra Group		Telstra Entity
		As at 30 June		As at 30 June
		2006	2005	2006	2005
	Note	$m	$m	$m	$m

Patents and trademarks

Opening net book value		28	3	13	17

Opening cost		34	7	20	20
- additions		1	—	—	—
- acquisitions through business combinations		—	27	—	—
- other		(1)	—	—	—

Closing cost		34	34	20	20

Opening accumulated amortisation		(6)	(4)	(7)	(3)
- amortisation expense (e)	7	(2)	(2)	(4)	(4)

Closing accumulated amortisation		(8)	(6)	(11)	(7)

Closing net book value		26	28	9	13

Licences

Opening net book value		610	651	151	169

Opening cost		793	801	267	267
- additions		16	5	2	—
- acquisitions through business combinations		23	5	—	—
- foreign currency exchange differences		—	(18)	—	—
- other		1	—	(2)	—

Closing cost		833	793	267	267

Opening accumulated amortisation		(183)	(150)	(116)	(98)
- amortisation expense (e)	7	(58)	(37)	(18)	(18)
- foreign currency exchange differences		1	4	—	—
- other		(1)	—	2	—

Closing accumulated amortisation		(241)	(183)	(132)	(116)

Closing net book value		592	610	135	151

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
15. Intangible assets (continued)
Movements in intangible assets (continued)

		Telstra Group		Telstra Entity
		As at 30 June		As at 30 June
		2006	2005	2006	2005
	Note	$m	$m	$m	$m

Brandnames

Opening net book value		173	180	—	—

Opening cost		215	215	—	—
- acquisitions through business combinations		21	16	—	—
- foreign currency exchange differences		(1)	(16)	—	—

Closing cost		235	215	—	—

Opening accumulated amortisation		(42)	(35)	—	—
- amortisation expense (e)	7	(11)	(10)	—	—
- foreign currency exchange differences		—	3	—	—

Closing accumulated amortisation		(53)	(42)	—	—

Closing net book value		182	173	—	—

Customer bases

Opening net book value		444	353	19	34

Opening cost		749	593	70	70
- additions		30	—	—	—
- acquisitions through business combinations		76	191	—	—
- foreign currency exchange differences		(9)	(35)	—	—

Closing cost		846	749	70	70

Opening accumulated amortisation		(305)	(240)	(51)	(36)
- amortisation expense (e)	7	(98)	(86)	(13)	(15)
- foreign currency exchange differences		(4)	21	—	—

Closing accumulated amortisation		(407)	(305)	(64)	(51)

Closing net book value		439	444	6	19

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
15. Intangible assets (continued)
Movements in intangible assets (continued)

	Telstra Group		Telstra Entity
	As at 30 June		As at 30 June
	2006	2005	2006	2005
	$m	$m	$m	$m

Deferred expenditure

Opening net book value	620	636	878	593

Opening cost	1,272	1,031	1,533	988
- additions (d)	317	241	315	545
- other	—	—	(7)	—

Closing cost	1,589	1,272	1,841	1,533

Opening accumulated amortisation	(652)	(395)	(655)	(395)
- amortisation expense (e)	(355)	(257)	(367)	(260)

Closing accumulated amortisation	(1,007)	(652)	(1,022)	(655)

Closing net book value	582	620	819	878

Details of our expenditure commitments in relation to our intangible assets are shown in note 26 to our financial statements.
(a) We allocate goodwill to our relevant cash generating units (CGU’s) for the purposes of impairment testing. Refer to note 25 for further details.
(b) In fiscal 2006, the Telstra Group had software assets under development amounting to $352 million (2005: $362 million). In fiscal 2006, the Telstra Entity had software assets under development amounting to $296 million (2005: $301 million). As these assets were not installed and ready for use there is no amortisation being charged on the amounts.
(c) We do not currently amortise the cost of our mastheads as they have been assessed to have an indefinite useful life. We do not expect there to be a foreseeable limit to the period over which the mastheads are expected to generate net cash inflows and, based on industry experience and current information, it is extremely rare for leading mastheads to become commercially or technically obsolete. We believe we could dispose of the mastheads in the foreseeable future for an amount not less than the current carrying value and that the acquirer could retain the strong market position that the mastheads currently represent.
(d) During fiscal 2005, we entered into an arrangement with our jointly controlled entity, Reach Ltd (Reach), and our co-shareholder PCCW, whereby Reach’s international cable capacity was allocated between us and PCCW under an indefeasible right of use (IRU) agreement, including committed capital expenditure for the period until 2022.
The IRU is amortised over the contract periods for the capacity on the various international cable systems, which range from 5 to 22 years. The Telstra Entity has recorded the IRU within deferred expenditure. For the Telstra Group, the IRU was deemed to be an extension of our investment in Reach. The IRU has a carrying value of $nil in the consolidated financial statements due to the recognition of equity accounted losses in Reach.
(e) Amortisation expense is included in depreciation and amortisation expense in the income statement, with the exception of items of deferred expenditure which are expensed to the relevant line of the income statement. The majority of the deferred expenditure relates to the deferral of basic access installation costs, which are amortised to goods and services purchased in the income statement.
(f) We have recognised impairment losses relating to project costs that were included in our capitalised software and relate to our software work-in-progress. These projects have subsequently been cancelled and the costs recognised in the income statement as an impairment loss.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
16. Derivative financial assets

	Telstra Group		Telstra Entity
	As at 30 June		As at 30 June
	2006	2005	2006	2005
	$m	$m	$ m	$m

Current
Cross currency swap hedge receivable	20	4	20	4
Forward contract asset	1	—	1	—

	21	4	21	4

Non current
Cross currency swap hedge receivable	222	—	222	—
Interest rate swap asset	169	—	169	—

	391	—	391	—

Refer to note 35 for details on the financial risk management of our derivative financial instruments.
The transitional rules for first time adoption of A-IFRS required that we restate our comparative financial report using A-IFRS, except for AASB 132: “Financial Instruments: Disclosure and Presentation” and AASB 139: “Financial Instruments: Recognition and Measurement”, where comparative information was not required to be restated. Accordingly, we have applied previous AGAAP in the comparative information.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
17. Trade and other payables

		Telstra Group		Telstra Entity
		As at 30 June		As at 30 June
		2006	2005	2006	2005
	Note	$m	$m	$m	$m

Current
Trade creditors (a)		738	649	586	480
Accrued expenses		1,338	1,044	1,081	815
Accrued capital expenditure		844	289	772	210
Accrued interest		258	227	258	227
Deferred cash settlement for acquisitions (b)		123	316	—	—
Other creditors (a)		269	282	171	219
Amounts owed to controlled entities (other than trade creditors)	33	—	—	197	5

		3,570	2,807	3,065	1,956

Non current
Deferred cash settlement for acquisitions (b)		127	187	—	—
Other creditors		70	63	65	61

		197	250	65	61

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
During fiscal 2005, we purchased these assets for an amount of $450 million, payable over two years. We recognised this payable at its present value in our balance sheet of $403 million and are releasing the associated financing cost over the period of the payablein the income statement. For fiscal 2006, this release of finance costs amounted to $19 million (2005: $28 million).

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
18. Borrowings

		Telstra Group		Telstra Entity
		As at 30 June		As at 30 June
		2006	2005	2006	2005
	Note	$m	$m	$m	$m

Current
Short term debt
Bank overdraft (a)		—	14	—	—
Bank loans		111	—	110	—
Bills of exchange and commercial paper (b)		1,457	449	1,457	449
Loans from wholly owned controlled entities	33	—	—	1,408	2,400

		1,568	463	2,975	2,849

Long term debt — current portion
Telstra bonds (c)		—	516	—	516
Other loans (d)		394	523	394	523
Finance leases	26	7	5	5	4

		401	1,044	399	1,043

		1,969	1,507	3,374	3,892

Non current
Long term debt
Telstra bonds (c)		2,613	2,605	2,613	2,605
Other loans (d)		8,748	8,289	8,748	8,289
Finance leases	26	48	47	15	13

		11,409	10,941	11,376	10,907

Total debt payable
Short term debt
Bank overdraft (a)		—	14	—	—
Bank loans		111	—	110	—
Bills of exchange and commercial paper (b)		1,457	449	1,457	449
Loans from wholly owned controlled entities	33	—	—	1,408	2,400

		1,568	463	2,975	2,849

Long term debt (including current portion)
Telstra bonds (c)		2,613	3,121	2,613	3,121
Other loans (d)		9,142	8,812	9,142	8,812
Finance leases	26	55	52	20	17

		11,810	11,985	11,775	11,950

		13,378	12,448	14,750	14,799

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
18. Borrowings (continued)
Our long term debt is repayable over years ending 30 June as follows:

	Telstra Group
Due in the year ending 30 June	2007	2008	2009	2010	2011	after 2011	Total
Telstra bonds	$m	$m	$m	$m	$m	$m	$m

Coupon interest rate
up to 6.0%	—	—	—	—	—	35	35
up to 8.0%	—	—	500	500	—	1,510	2,510
up to 10.0%	—	—	—	—	—	28	28
up to 12.0%	—	—	—	—	—	44	44
up to 16.0%	—	—	—	—	—	32	32

	—	—	500	500	—	1,649	2,649

Unamortised discount							(36)

							2,613

Other loans (d)	394	1,373	81	815	2,642	3,837	9,142

Unamortised discount							—

							9,142

Finance leases	13	12	10	8	5	52	100

Future finance charges							(45)

							55

Total long term debt payable	407	1,385	591	1,323	2,647	5,538	11,891

Unamortised discount							(81)

							11,810

Assets pledged as security
Our 50% owned pay television joint venture FOXTEL previously entered into a $550 million bank facility arrangement to fund its full digital conversion and launch of new digital services. The use of this facility is subject to certain conditions being met and full repayment is due on 30 September 2008.
As part of this arrangement, our controlled entity Telstra Media Pty Ltd as a FOXTEL partner, and FOXTEL itself, have pledged their respective assets as collateral in favour of the banks. The carrying value of the assets pledged in Telstra Media Pty Ltd as at 30 June 2006 was $nil (2005: $nil). Refer to note 27 for details of an equity contribution deed entered as part of this agreement.
On 31 July 2006, FOXTEL entered into a $600 million syndicated secured term loan facility to fund the refinancing of the above facility. Refer to note 34 for further details.
Our borrowings are unsecured, except for finance leases which are secured, as the rights to the leased asset transfer to the lessor in the event of a default by us.
(a) Bank overdraft
As at 30 June 2006, we had a bank overdraft of $nil (2005: $14 million). Our bank overdraft in fiscal 2005 related to a controlled entity. This bank overdraft was unsecured, with interest being charged daily, net of the controlled entity’s offsetting position of cash in bank and any outstanding loans.
(b) Bills of exchange and commercial paper
We have issued bills of exchange and commercial paper of $1,457 million (2005: $449 million) to financial institutions with an original maturity of less than 180 days. At 30 June 2006, all $1,457 million (2005: $449 million) of the commercial paper matures in less than three months.
(c) Telstra bonds
Telstra bonds currently on issue relate to wholesale investors and mature up until the year 2020. During fiscal 2006, $508 million (2005: $273 million) of Telstra bonds matured.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
18. Borrowings (continued)
(d) Other loans
Details of our other loans, including currency of borrowing, interest rates and maturity dates, are presented in the table below:

Telstra Group - Other loans details	A$ amount		Interest rates		Maturity dates
	As at 30 June		Year ended 30 June		As at 30 June
	2006	2005	2006	2005	2006	2005
	A$m	A$m	%	%

Australian dollar loans	245	247	5.93	5.93	November 2007	November 2007
US dollar loans	1,028	1,306	5.22 to 6.47	3.49 to 6.50	between April 2008	between Nov 2005
					and Dec 2015	and April 2012
Euro eurobond loan	6,336	5,893	3.14 to 6.49	3.00 to 6.38	between Dec 2006	between Dec 2006
					and July 2015	and July 2015
Swiss franc eurobond loan	326	304	2.61	2.50	April 2013	April 2013
Japanese yen loans	472	333	0.44 to 2.51	0.31 to 1.89	between July 2007	between July 2007
					and June 2016	and Nov 2014
Singapore dollar loans	84	78	3.80	3.80	March 2008	March 2008
New Zealand dollar loans	164	183	7.03 to 7.19	6.99 to 7.15	between Nov 2011	between Nov 2011
					and Nov 2014	and Nov 2014
British pound sterling loans	487	468	6.23	6.13	August 2014	August 2014

Total other loans including current portion	9,142	8,812

(e) Financing arrangements

	Telstra Group		Telstra Entity
	As at 30 June		As at 30 June
	2006	2005	2006	2005
	$m	$m	$m	$m

We have access to the following lines of credit:

Credit standby arrangements
Unsecured committed cash standby facilities which are subject to annual review	902	892	894	887
Amount of credit unused	900	891	894	887

We have commercial paper facilities in place with financial institutions under which we may issue up to $14,651 million (2005: $13,842 million). As at 30 June 2006, we had drawn down $1,457 million (2005: $449 million) of these commercial paper facilities. These facilities are not committed or underwritten and we have no guaranteed access to the funds.
Generally, our facilities are available unless we default on any terms applicable under the relevant agreements or become insolvent.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
19. Provisions

	Telstra Group		Telstra Entity
	As at 30 June		As at 30 June
	2006	2005	2006	2005
	$m	$m	$m	$m

Current
Employee benefits (a)	319	336	272	288
Workers’ compensation	32	32	31	31
Provision for restructuring.	81	—	81	—
Provision for redundancies (a)	158	—	155	—
Other provisions	147	53	140	37

	737	421	679	356

Non current
Employee benefits (a)	573	610	548	588
Workers’ compensation	184	182	177	175
Provision for restructuring	128	—	128	—
Provision for redundancies (a)	28	—	28	—
Other provisions	61	102	43	74

	974	894	924	837

(a) Aggregate employee benefits and related on-costs liability
Current provision for employee benefits	319	336	272	288
Non current provision for employee benefits	573	610	548	588
Current provision for redundancies	158	—	155	—
Non current provision for redundancies	28	—	28	—
Accrued labour and on-costs (i)	317	237	303	225

	1,395	1,183	1,306	1,101

(i)	Accrued labour and related on-costs are included within our current trade and other payables (refer to note 17).
Provision for employee benefits consist of amounts for annual leave and long service leave accrued by employees.
Non current employee benefits for long service leave are measured at their present value. The following assumptions were adopted in measuring this amount:

	Telstra Group		Telstra Entity
	As at 30 June		As at 30 June
	2006	2005	2006	2005

Weighted average projected increase in salaries, wages and associated on-costs	4.2%	4.0%	4.3%	4.0%
Weighted average discount rates	5.4%	5.4%	5.4%	5.4%
Leave taking rates	13.2%	13.3%	13.3%	13.3%

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
19. Provisions (continued)
(b) Information about our provisions, other than provision for employee benefits
Workers’ compensation
We self insure for our workers’ compensation liabilities. We provide for our obligations through an assessment of accidents and estimated claims incurred. The provision is based on a semi-annual actuarial review of our workers’ compensation liability. Actual compensation paid may vary where accidents and claims incurred vary from those estimated. The timing of these payments may vary, however the average time payments are expected for is 11 years (2005: 12 years).
Certain controlled entities do not self insure, but pay annual premiums to third party insurance companies for their workers’ compensation.
Provision for redundancy and restructuring
The provision for redundancy and restructuring relates to our transformation project that was announced on 15 November 2005. A provision has only been raised for those redundancy and restructuring costs where a detailed formal plan has been approved and we have raised a valid expectation in those affected that the plan will be carried out. Only those costs that are not associated with the ongoing activities of the Company have been included. The costs included in the redundancy and restructuring provision are based on current estimates of the likely amounts to be incurred and include:
•	an estimate of the termination benefits that affected employees will be entitled to;
•	costs associated with shutting down certain networks, platforms and applications;
•	property rationalisation and other onerous lease costs; and
•	costs of replacing customer equipment in order to meet our current service obligations.
A total provision of $427 million has been raised for redundancy and restructuring for the Telstra Group as at 30 June 2006. This includes $18 million for the additional impairment of inventory and a $14 million allowance for other receivables. Refer to note 7(b) for further details.
The execution of these detailed formal plans, for which a restructuring and redundancy provision has been raised, is expected to be completed by fiscal 2011 for the restructuring provision, and fiscal 2008 for the redundancy provision.
Other
Other provisions include provision for Reach Ltd’s committed capital expenditure, provision for restoration costs, and other general provisions.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
19. Provisions (continued)
(c) Movement in provisions, other than employee benefits

	Telstra Group		Telstra Entity
	Year ended 30 June		Year ended 30 June
	2006	2005	2006	2005
	$m	$m	$m	$m

Workers’ compensation

Opening balance	214	216	206	207
- additional provisions	24	22	23	22
- amount used	(32)	(32)	(31)	(31)
- unwinding of discount on liabilities recognised at present value	11	11	11	11
- effect of any change in the discount rate	(1)	(3)	(1)	(3)

Closing balance	216	214	208	206

Restructuring provision

Opening balance	—	3	—	3
- additional provisions	209	—	209	—
- reversal of amounts unused	—	(3)	—	(3)

Closing balance	209	—	209	—

Redundancy provision

Opening balance	—	—	—	—
- additional provisions	186	—	183	—

Closing balance	186	—	183	—

Other

Opening balance	155	46	111	24
- additional provisions	113	125	113	93
- amount used	(51)	(12)	(38)	(5)
- reversal of amounts unused	(17)	(10)	(16)	(3)
- unwinding of discount on liabilities recognised at present value	9	2	9	2
- foreign currency exchange differences	(2)	—	—	—
- other	1	4	4	—

Closing balance	208	155	183	111

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
20. Derivative financial liabilities

	Telstra Group		Telstra Entity
	As at 30 June		As at 30 June
	2006	2005	2006	2005
	$m	$m	$m	$m

Current
Cross currency swap hedge payable	6	11	6	11
Forward contract liability	6	—	6	—

	12	11	12	11

Non current
Cross currency swap hedge payable	612	864	612	864
Interest rate swap payable	156	—	156	—

	768	864	768	864

Refer to note 35 for details on the financial risk management of our derivative financial instruments.
The transitional rules for first time adoption of A-IFRS required that we restate our comparative financial report using A-IFRS, except for AASB 132: “Financial Instruments: Disclosure and Presentation” and AASB 139: “Financial Instruments: Recognition and Measurement”, where comparative information was not required to be restated. Accordingly, we have applied previous AGAAP in the comparative information.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
21. Share capital

	Telstra Group		Telstra Entity
	As at 30 June		As at 30 June
	2006	2005	2006	2005
	$m	$m	$m	$m

Contributed equity	5,793	5,793	5,793	5,793
Share loan to employees	(130)	(154)	(130)	(154)
Shares held by employee share plan trusts	(99)	(113)	(99)	(113)
Net services received under employee share plans	5	10	5	10

	5,569	5,536	5,569	5,536

Contributed equity
Our contributed equity represents our authorised fully paid ordinary shares. Each of our fully paid ordinary shares carries the right to one vote at a meeting of the company. Holders of our shares also have the right to receive dividends as declared, and to participate in the proceeds from sale of all surplus assets in proportion to the total shares issued in the event of the company winding up.
The movement in the number of our authorised fully paid ordinary shares is:

	Telstra Group
	Year ended 30 June
	2006	2005
	Number of	Number of
	shares	shares

Opening balance	12,443,074,357	12,628,359,026
Shares bought back (i)	—	(185,284,669)

Closing balance	12,443,074,357	12,443,074,357

(i)	On 15 November 2004, we completed an off-market share buy-back of 185,284,669 ordinary shares as part of our capital management program. The ordinary shares were bought back at $4.05 per share, comprising a fully franked dividend component of $2.55 per share and a capital component of $1.50 per share. The Commonwealth of Australia did not participate in the share buy-back.
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

756

Share loan to employees
The share loan to employees account represents the outstanding balance of the non recourse loans provided to our employees under the Telstra Employee Share Ownership Plans (TESOP 97 and TESOP 99).
Shares held by employee share plan trusts
The shares held by employee share plan trusts account represents the value of shares held by the Telstra Growthshare Trust (Growthshare) in Telstra Corporation Limited. The purchase of these shares has been fully funded by Telstra Corporation Limited. As at 30 June 2006 the number of shares totalled 17,931,918 (2005: 20,216,091).
Net services received under employee share plans
The net services received under employee share plans account is used to record the cumulative value of our incentive shares, options, restricted shares, performance rights and deferred shares issued under Growthshare. Contributions by Telstra Corporation Limited to Growthshare are also included in this account. These contributions are used by the Trust to purchase Telstra shares on market to underpin the issue of our equity instruments.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
21. Share capital (continued)
Movements in our share capital

		Telstra Group		Telstra Entity
		As at 30 June		As at 30 June
		2006	2005	2006	2005
	Note	$m	$m	$m	$m

Share capital

Contributed equity
Opening balance		5,793	6,073	5,793	6,073
- share buy-back		—	(280)	—	(280)

Closing balance		5,793	5,793	5,793	5,793

Share loan to employees
Opening balance		(154)	(174)	(154)	(174)
- amounts repaid on share loans provided to employees		24	20	24	20

Closing balance		(130)	(154)	(130)	(154)

Shares held by employee share plan trusts
Opening balance		(113)	(117)	(113)	(117)
- additional shares purchased		(6)	—	(6)	—
- shares issued to employees under employee share plans		20	4	20	4

Closing balance		(99)	(113)	(99)	(113)

Net services received under employee share plans
Opening balance		10	4	10	4
- share based payments	7	15	10	15	10
- shares issued to employees under employee share plans		(20)	(4)	(20)	(4)

Closing balance		5	10	5	10

		5,569	5,536	5,569	5,536

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
22. Reserves

	Telstra Group		Telstra Entity
	As at 30 June		As at 30 June
	2006	2005	2006	2005
	$m	$m	$m	$m

Foreign currency translation reserve	(210)	(195)	—	—
Cash flow hedging reserve	14	—	16	—
Consolidation fair value reserve	32	38	—	—
General reserve	4	4	194	194

	(160)	(153)	210	194

Foreign currency translation reserve
The foreign currency translation reserve is used to record exchange differences arising from the conversion of the financial statements into Australian dollars.
This reserve is also used to record our percentage share of exchange differences arising from equity accounting our non-Australian investments in jointly controlled entities and associated entities. The foreign currency translation reserve applicable to jointly controlled and associated entities is shown in note 30.
Cash flow hedging reserve
The cash flow hedging reserve represents, where a hedge qualifies for hedge accounting, the effective portion of gains or losses on remeasuring the fair value of the hedge instrument until such time as the hedged item affects the income statement. At this time the gains or losses are transferred to the income statement.
The transitional rules for first time adoption of A-IFRS required that we restate our comparative financial report using A-IFRS, except for AASB 132: “Financial Instruments: Disclosure and Presentation” and AASB 139: “Financial Instruments: Recognition and Measurement”, where comparative information was not required to be restated. Accordingly, we have applied previous AGAAP in the comparative information.
Consolidation fair value reserve
The consolidation fair value reserve represents our share of the fair value adjustments to TelstraClear Limited net assets upon acquisition of a controlling interest. The reserve balance is amortised over the useful life of the underlying revalued assets.
General reserve
The general reserve represents other items we have taken directly to equity.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
22. Reserves (continued)
Movements in our reserves

		Telstra Group		Telstra Entity
		As at 30 June		As at 30 June
		2006	2005	2006	2005
	Note	$m	$m	$m	$m

Reserves

Foreign currency translation reserve
Opening balance		(195)	—	—	—
- reserves recognised on equity accounting our interest in jointly controlled and associated entities		1	(2)	—	—
- adjustment on translation of financial statements of non-Australian controlled entities		(36)	(193)	—	—
- transfer of foreign currency translation reserve on sale of jointly controlled entity		1	—	—	—
- reduction on dilution of ownership of Telstra CSL Limited	24	19	—	—	—

Closing balance		(210)	(195)	—	—

Cash flow hedging reserve
Opening balance		—	—	—	—
- adjustment to opening balance on adoption of new accounting standard (i)		79	—	82	—

Adjusted opening balance		79	—	82	—
- net hedging gains recognised directly in equity		327	—	327	—
- net hedging gains removed from equity and included in profit for the year		(420)	—	(421)	—
- income tax on cash flow hedging reserve		28	—	28	—

Closing balance		14	—	16	—

Consolidation fair value reserve
Opening balance		38	44	—	—
- transfers to retained profits	23	(6)	(6)	—	—

Closing balance		32	38	—	—

General reserve
Opening balance		4	5	194	194
- reserves recognised on equity accounting our interest in jointly controlled and associated entities		—	5	—	—
- transfer of reserve on sale of associates		—	(6)	—	—

Closing balance		4	4	194	194

		(160)	(153)	210	194

(i)	Adjustment on adoption of AASB 132 “Financial Instruments: Disclosure and Presentation” and AASB 139: “Financial Instruments: Recognition and Measurement” from 1 July 2005. Refer to note 36 for further details.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
23. Retained profits and minority interests

		Telstra Group		Telstra Entity
		As at 30 June		As at 30 June
		2006	2005	2006	2005
	Note	$m	$m	$m	$m

Retained profits

Opening balance		8,273	8,618	7,413	7,558
- adjustment to opening balance on adoption of new accounting standard (i)		(5)	—	(5)	—

Adjusted opening balance		8,268	8,618	7,408	7,558
- profit for the year		3,181	4,309	3,237	4,516
- actuarial gain/(loss) on our defined benefit plans		958	(90)	945	(85)
- income tax on our actuarial gain on our defined benefit plans		(284)	24	(284)	24
- dividends paid	4	(4,970)	(4,124)	(4,970)	(4,124)
- share buy-back	21	—	(476)	—	(476)
- transfers from consolidation fair value reserve	22	6	6	—	—
- transfer of reserve on sale of associates		—	6	—	—
- dilution gain recognised on CSL New World Mobility Group merger (ii)	24	18	—	—	—

Closing balance		7,177	8,273	6,336	7,413

Minority interest

Opening balance		2	2	—	—
- increase in minority interests due to acquisitions		244	—	—	—

Closing balance		246	2	—	—

(i)	Adjustment on adoption of AASB 132 “Financial Instruments: Disclosure and Presentation” and AASB 139: “Financial Instruments: Recognition and Measurement” from 1 July 2005. Refer to note 36 for further details.

(ii)	Dilution gain represents net gain recognised on the merger of the Telstra CSL Group and New World Mobility Group. Refer to note 24 for details.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
24. Notes to the statement of cash flows

		Telstra Group			Telstra Entity
		Year ended 30 June			Year ended 30 June
		2006	2006	2005	2006	2005
	Note	$m	US$m	$m	$m	$m

(a) Reconciliation of profit to net cash provided by operating activities

Profit for the year		3,181	2,362	4,309	3,237	4,516
Add/(subtract) the following transactions
Depreciation and amortisation	7	4,087	3,034	3,529	3,657	3,206
Finance income	6	(66)	(49)	(83)	(63)	(101)
Finance costs	7	1,002	744	963	985	943
Dividend revenue	6	—	—	—	(560)	(224)
Share based payments	7	15	11	10	15	10
Defined benefit expense	7	185	137	203	182	201
Net gain on disposal of property, plant and equipment	6	(23)	(17)	(9)	(20)	(10)
Net gain on disposal of controlled entities	6	(4)	(3)	—	—	—
Net gain on disposal of other investments	6	(58)	(43)	(79)	(59)	(85)
Share of net (gain)/loss from jointly controlled and associated entities	30	(5)	(4)	94	—	—
Impairment losses (excluding inventories, trade and other receivables)	7	137	102	29	760	519
Reversal of impairment losses (excluding trade and other receivables)		—	—	—	(15)	(349)
Decrease in non cash receivable from related entity		—	—	—	—	(361)
Foreign exchange differences		28	21	(25)	(46)	4
Other		4	3	(52)	9	(20)
Movements in operating assets and liabilities (net of acquisitions of controlled entity balances)
(Increase)/decrease in trade and other receivables		(140)	(104)	43	(204)	62
(Increase)/decrease in inventories		10	7	9	14	7
(Increase)/decrease in prepayments and other assets		30	22	(23)	20	(26)
Increase/(decrease) in trade and other payables		243	180	(8)	517	25
Increase/(decrease) in revenue received in advance		55	41	(13)	23	10
Increase/(decrease) in net taxes payable		(502)	(373)	32	(537)	193
Increase/(decrease) in provisions		383	285	31	396	32

Net cash provided by operating activities		8,562	6,356	8,960	8,311	8,552

(b) Reconciliation of cash balances
Cash at the end of the year as shown in the statement of cash flows agrees to the net amount of the following items in the notes to the financial statements:
Cash and cash equivalents	10	689	511	1,548	474	1,368
Bank overdraft	18	—	—	(14)	—	—

		689	511	1,534	474	1,368

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
24. Notes to the statement of cash flows (continued)
(c) Goods and Services Tax (GST)
Our receipts from trade and other receivables includes estimated GST of $2,223 million (2005: $2,121 million) collected by us as agent for the ATO. Our payments of accounts payable and to employees include estimated GST payments made by us for goods and services obtained in undertaking both operating and investing activities. GST paid associated with operating activities amounted to $941 million (2005: $784 million) and GST paid relating to investing activities amounted to $159 million (2005: $243 million).
(d) Significant financing and investing activities that involve components of non cash
Acquisition of 3G assets
During fiscal 2005, we acquired a 50% interest in Hutchison 3G Australia Pty Ltd’s existing third generation (3G) radio access network amounting to $403 million at acquisition date. As at 30 June 2006, we have paid an additional $312 million (2005: $22 million) to our joint venture partner for the acquisition of these assets as the purchase price is being paid in instalments. The balance outstanding as at 30 June 2006 was settled on 3 July 2006 and is reflected in our trade and other payables. Refer to note 17 for further information.
(e) Acquisitions
CSL New World Mobility Group
We merged our 100% owned Hong Kong mobile operations (Telstra CSL Group) with the Hong Kong mobile operations of New World PCS Holdings Limited and its controlled entities (New World Mobility Group) to form the CSL New World Mobility Group.
Under the merger agreement, Telstra CSL Limited (Telstra CSL) issued new shares to New World Mobility Holdings Limited in return for 100% of the issued capital of the New World Mobility Group and $44 million in cash. The share issue diluted Telstra’s ownership in the merged group to 76.4%. The effect on the Telstra Group of the merger is detailed below:

	New World Mobility Group
	2006	2006
	$m	$m

Consideration for acquisition
Fair value of Telstra CSL shares issued	577
Cash received on acquisition	(44)

Total purchase consideration	533

		Carrying
	Fair value	value

Assets/(liabilities) at acquisition date
Trade and other receivables	21	21
Inventories	4	4
Property, plant and equipment	174	174
Intangible assets	109	—
Other assets	14	14
Deferred tax assets	21	29
Trade and other payables	(97)	(75)

Net identifiable assets acquired	246	167
Goodwill on acquisition	287

	533

Profit from acquisition date until 30 June 2006	1

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
24. Notes to the statement of cash flows (continued)
(e) Acquisitions (continued)
CSL New World Mobility Group (continued)
The net impact of the merger on the Telstra Group results at the date of merger are detailed below.

Year ended
30 June
2006
$m

Net increase in Telstra Group net assets
Inflow of cash on acquisition (net of transaction costs)	42
New World Mobility Group net identifiable assets acquired	246
Goodwill on acquisition of New World Mobility Group	287
Reduction of Telstra CSL goodwill on dilution	(308)

267
Represented by the following movements in equity
Minority interest recognised	(230)
Reduction in foreign currency translation reserve on dilution	(19)

Dilution gain recognised as a result of merger	18

The CSL New World Mobility Group is a provider of mobile telecommunication products and services which operates primarily in Hong Kong. Refer to note 29 for further details on the acquisition.
Other fiscal 2006 acquisitions
During fiscal 2006, we have also acquired several other entities. These entities are not individually significant and have been aggregated as ‘Other’ in the below table.

	Other
	2006	2006
	$m	$m

Consideration for acquisitions
Cash consideration for acquisitions	31
Costs of acquisitions	2

Total purchase consideration	33

Payments of deferred consideration for prior years’ acquisition	10

Outflow of cash on acquisition	43

		Carrying
	Fair value	value
Assets/(liabilities) at acquisition date
Trade and other receivables	5	5
Property, plant and equipment	2	2
Intangible assets — goodwill	26	26
Intangible assets — other	12	—
Provisions	(3)	(3)
Deferred tax liabilities	(4)	—
Other liabilities	—	(2)

Net assets	38	28
Adjustment to reflect minority interests acquired	(14)
Adjustment upon increase in ownership interest from associated entity to controlled	(2)
Goodwill on acquisition	11

	33

Profit from acquisition date until 30 June 2006	1

Our other acquisitions include:
•	100% of the issued share capital of the Converged Networks Group;

•	additional 25% interest in the issued share capital of Invizage Pty Ltd giving us 100% ownership of this entity;

•	additional 40% interest in the issued share capital of Enhanced Processing Technologies Inc giving us 100% ownership of this entity; and

•	additional 24.7% interest in the issued share capital of Adstream (Aust) Pty Ltd and its controlled entities giving us a controlling 58% interest.
These entities are not individually significant and have been aggregated as ‘Other’. Refer to note 29 for further details on our acquisitions.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
24. Notes to the statement of cash flows (continued)
(e) Acquisitions (continued)
Fiscal 2005 acquisitions
During fiscal 2005, we completed the following significant acquisitions:
•	100% of the issued share capital of KAZ Group Limited and its controlled entities (KAZ Group); and
•	100% of the issued share capital of PSINet UK Limited and its controlled entities (PSINet Group).
We also acquired several other entities during fiscal 2005. These entities were not individually significant and have been aggregated as ‘Other’ in the below table.

	KAZ Group (i)		PSINet Group (ii)		Other (iii)		Total
	$m	$m	$m	$m	$m	$m	$m	$m

Consideration for acquisitions
Cash consideration for acquisition	333		108		124		565
Deferred cash consideration	—		13		—		13
Costs of acquisition	7		3		3		13

Total purchase consideration	340		124		127		591

Cash balances acquired	(4)		(6)		(3)		(13)
Payments of deferred consideration for prior years’ acquisition	—		—		8		8
Consideration deferred	—		(13)		—		(13)

Outflow of cash on acquisition	336		105		132		573

		Carrying		Carrying		Carrying		Carrying
	Fair value	value	Fair value	value	Fair value	value	Fair value	value
Assets/(liabilities) at acquisition date
Cash and cash equivalents	4	4	6	6	2	2	12	12
Trade and other receivables	75	75	18	18	24	24	117	117
Inventories	6	6	—	—	11	11	17	17
Property, plant and equipment	22	21	47	47	6	6	75	74
Intangible assets	123	15	42	—	89	14	254	29
Other assets	3	3	5	5	5	5	13	13
Deferred tax assets	13	13	1	1	7	7	21	21
Trade and other payables	(54)	(54)	(23)	(23)	(22)	(22)	(99)	(99)
Provisions	(52)	(52)	—	—	(5)	(5)	(57)	(57)
Borrowings	(3)	(3)	(35)	(35)	(10)	(10)	(48)	(48)
Deferred tax liabilities	(33)	—	(14)	—	(17)	(1)	(64)	(1)
Current tax liabilities	3	3	—	—	(1)	(1)	2	2
Other liabilities	(5)	(5)	(18)	(18)	(13)	(13)	(36)	(36)

Net assets	102	26	29	1	76	17	207	44
Adjustment upon increase in ownership interest from associated entity to controlled entity	—		—		(1)		(1)
Goodwill on acquisition	238		95		52		385

	340		124		127		591

Profit/(loss) from acquisition date until 30 June 2005	11		8		(3)		16

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
24. Notes to the statement of cash flows (continued)
(e) Acquisitions (continued)
(i) The KAZ Group is a provider of business process outsourcing, systems integration, consulting, applications development and information technology management services. It operates primarily in Australia, but also conducts business in the United States and Asia.
(ii) The PSINet Group is a provider of e-business infrastructure solutions and corporate internet protocol based communication services.
(iii) During fiscal 2005, we acquired the following entities:
•	100% of the issued share capital of ESA Holding Pty Ltd and its controlled entity Damovo (Australia) Pty Ltd, and of Damovo HK Limited (now known as Telstra Business Systems);

•	100% of the issued share capital of Universal Publishers Pty Ltd;

•	100% of the issued share capital of Chief Entertainment Pty Ltd;

•	100% of the issued share capital of Sytec Resources and its controlled entities; and

•	additional 10% interest in the issued share capital of 1300 Australia Pty Ltd giving us a 60% controlling interest.
These entities are not individually significant and have been aggregated as ‘Other’ per the previous table.
Other information relating to our acquisitions
We have recognised goodwill of $324 million (2005: $385 million) on acquisition of our controlled entities. The following factors contributed to the recognition of goodwill:
•	forecast revenues and profitability of the acquired entities;

•	cost synergies expected by combining our current operations with the acquired entities; and

•	strategic benefits to the operations of the Telstra Group.
We have identified and measured any significant intangible assets separately from goodwill on acquisition of our controlled entities.
If our acquisitions during fiscal 2006 had occurred on 1 July 2005, our adjusted consolidated income and consolidated profit for the year ended 30 June 2005 for the Telstra Group would have been $23,350 million and $3,174 million respectively.
If our acquisitions during fiscal 2005 had occurred on 1 July 2004, our adjusted consolidated income and consolidated profit for the year ended 30 June 2005 for the Telstra Group would have been $22,515 million and $4,303 million respectively.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
25. Impairment
Cash generating units
For the purposes of undertaking our impairment testing, we identify cash generating units (CGU’s). Our CGU’s are determined according to the smallest group of assets that generate cash inflows that are largely independent of the cash inflows from other assets or groups of assets.
The carrying amount of our goodwill and intangible assets with an indefinite useful life are allocated across the following CGU’s:

			Intangibles with indefinite
	Goodwill		useful lives
	As at 30 June		As at 30 June
	2006	2005	2006	2005
CGU’s	$m	$m	$m	$m

Telstra CSL Group	970	1,228	—	—
New World Mobility Group	276	—	—	—
Kaz Group	270	274	—	—
TelstraClear Group	137	152	—	—
United Kingdom Group	113	110	—	—
Sensis Group (a)	36	36	—	—
Trading Post Group	179	178	447	447
Universal Publishers	15	15	8	8
Adstream Group	30	—	—	—
Telstra Business Systems	30	26	—	—
Other	17	18	8	7

	2,073	2,037	463	462

(a)	Our assessment of the Sensis CGU excludes the Trading Post Group, Universal Publishers and the Adstream Group that form part of the Sensis reportable segment.
In addition to the above CGU’s, we have two further significant CGU’s that are assessed for impairment. These two CGUs are:
•	the Telstra Entity CGU, excluding the HFC network; and

•	the CGU comprising the HFC network.
The Telstra Entity CGU consists of our ubiquitous telecommunications infrastructure network in Australia, excluding the HFC network that we consider not to be integrated with the rest of our telecommunications network. Assets that form part of the ubiquitous telecommunications network are considered to be working together to generate our net cash flows. No one item of telecommunications equipment is of any value without the other assets to which it is connected in order to achieve delivery of our products and services.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
25. Impairment (continued)
Impairment testing
Our impairment testing compares the carrying value of an individual asset or CGU with its recoverable amount as determined using a value in use calculation.
Our assumptions for determining the recoverable amount of each CGU are based on past experience and our expectations for the future. Our cash flow projections are based on five year management approved forecasts. These forecasts use management estimates to determine income, expenses, capital expenditure and cash flows for each CGU.
We have used the following key assumptions in determining the recoverable amount of our CGUs to which goodwill or indefinite life intangible assets has been allocated:

	Discount rate		Terminal value
	(b)		growth rate (c)
	As at 30 June		As at 30 June
	2006	2005	2006	2005
	%	%	%	%

Telstra CSL Group	11.1	14.5	2.0	5.0
New World Mobility Group	12.5	—	2.0	—
Kaz Group	16.6	16.7	3.0	3.0
TelstraClear Group	18.0	18.0	3.0	3.0
United Kingdom Group	14.9	15.0	3.0	3.0
Sensis Group (a)	13.7	13.7	3.0	3.0
Trading Post Group	15.3	14.3	2.5	2.5
Universal Publishers	14.3	14.3	2.5	2.5
Adstream Group	18.6	—	2.5	—
Telstra Business Systems	15.0	17.1	2.5	2.5

(a)	Our assessment of the Sensis CGU excludes the Trading Post Group, Universal Publishers and the Adstream Group that form part of the Sensis reportable segment.

(b)	Discount rate represents the pre tax discount rate applied to the cash flow projections. The discount rate reflects the market determined, risk adjusted, discount rate which was adjusted for specific risks relating to the CGU and the countries in which they operate.

(c)	Terminal value growth rate represents the growth rate applied to extrapolate our cash flows beyond the five year forecast period. These growth rates are based on our expectation of the CGU’s long term performance in their respective markets.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
26. Expenditure commitments

	Telstra Group		Telstra Entity
	As at 30 June		As at 30 June
	2006	2005	2006	2005
	$m	$m	$m	$m

(a) Capital expenditure commitments
Total capital expenditure commitments contracted for at balance date but not recorded in the financial statements:
Property plant and equipment commitments
Within 1 year	665	529	634	482
Within 1-2 years	62	15	60	15
Within 2-3 years	32	—	32	—
Within 3-4 years	9	—	9	—
Within 4-5 years	6	—	6	—
After 5 years	2	—	2	—

	776	544	743	497

Commitments relating to our intangible assets
Within 1 year	159	38	124	—
Within 1-2 years	130	26	105	—
Within 2-3 years	16	—	16	—

	305	64	245	—

(b) Operating lease commitments
Future lease payments for non-cancellable operating leases not recorded in the financial statements:
Within 1 year	424	380	260	232
Within 1-2 years	290	260	170	154
Within 2-3 years	201	209	108	117
Within 3-4 years	139	149	60	64
Within 4-5 years	118	128	47	49
After 5 years	358	397	152	154

	1,530	1,523	797	770

In addition, in fiscal 2006 the Telstra Group had total future commitments under cancellable operating leases of $356 million (2005: $343 million). In fiscal 2006, the Telstra Entity has total future commitments under cancellable operating leases of $354 million (2005: $338 million).
Description of our operating leases
We have operating leases for the following types of assets:
•	rental of land and buildings;

•	rental of motor vehicles, caravan huts and trailers, and mechanical aids; and

•	rental of personal computers, laptops, printers and other related equipment that are used in non communications plant activities.
The average lease term is:
•	7 years for land and buildings;

•	2 years for motor vehicles, 4 years for light commercial vehicles and 7 to 12 years for trucks and mechanical aids; and

•	3 years for personal computers and related equipment.
The majority of our operating leases relate to land and buildings. We have several subleases with total minimum lease payments of $59 million (2005: $75 million) for the Telstra Group and $43 million (2005: $54 million) for the Telstra Entity. Our property operating leases generally contain escalation clauses, which are fixed increases generally between 3% and 5%, or increases subject to the consumer price index. We do not have any significant purchase options.
Contingent rental payments exist for motor vehicles and are not significant compared with total rental payments made. These are based on unfair wear and tear, excess kilometres travelled, additional fittings and no financial loss to be suffered by the leasing company from changes to the original agreements. Our motor vehicles and related equipment must also remain in Australia.
A number of our operating leases are considered onerous due to our transformation project and as such, have been provided for in our financial statements. Refer to note 19 for details.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
26. Expenditure commitments (continued)

		Telstra Group		Telstra Entity
		As at 30 June		As at 30 June
		2006	2005	2006	2005
	Note	$m	$m	$m	$m

(c) Finance lease commitments
Within 1 year		13	12	7	5
Within 1-2 years		12	10	6	5
Within 2-3 years		10	10	6	5
Within 3-4 years		8	8	3	5
Within 4-5 years		5	5	1	1
After 5 years		52	54	—	—

Total minimum lease payments		100	99	23	21
Future finance charges on finance leases		(45)	(47)	(3)	(4)

Present value of net future minimum lease payments		55	52	20	17

Recorded as current borrowings	18	7	5	5	4
Recorded as non current borrowings	18	48	47	15	13

Total finance lease liabilities	18	55	52	20	17

Description of our finance leases
We have finance leases for the following types of assets:
•	property leases in our controlled entity, Telstra (PSINet) Limited;

•	computer mainframes, computer processing equipment and other related equipment.
The average lease term is:
•	24 years for the property leases with a remaining weighted average life of 17 years; and

•	5 years for computer mainframe and associated equipment.
Interest rates for our finance leases are:
•	property leases interest rate of 10.5%; and

•	computer mainframe, computer processing equipment and associated equipment weighted average interest rate of 7.6%.
In addition to the above finance lease commitments, we previously entered into US finance leases for communications exchange equipment with various entities denominated in US dollars. We have prepaid all lease rentals due under the terms of these leases and have no additional payment obligations.
These entities lease the communications equipment from the ultimate lessor and then sublease the equipment to us. We have guaranteed that the lease payments will be paid by these entities to the ultimate lessor as scheduled over the lease terms (refer to note 27 for further information).
We hold an early buyout option that we could exercise in fiscal 2011 and fiscal 2013, otherwise the relevant lease period ends during fiscal 2015 and fiscal 2016. Refer to note 14 for further details on communication assets and equipment that are held under finance lease.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
26. Expenditure commitments (continued)

	Telstra Group		Telstra Entity
	As at 30 June		As at 30 June
	2006	2005	2006	2005
	$m	$m	$m	$m

(d) Other commitments
Other expenditure commitments, other than commitments dealt with in (a), (b) and (c) above, which have not been recorded in the financial statements are:
Within 1 year	481	600	317	411
Within 1-2 years	236	301	118	127
Within 2-3 years	176	213	79	64
Within 3-4 years	215	160	46	40
Within 4-5 years	111	111	16	18
After 5 years	1,162	1,195	5	6

	2,381	2,580	581	666

Our other expenditure commitments include contracts for printing, engineering and operational support services, information technology services and building maintenance. In addition, other commitments also include commitments relating to our investment in FOXTEL.

Commitments relating to our investment in FOXTEL (i):
Within 1 year	144	154	—	—
Within 1-2 years	113	154	—	—
Within 2-3 years	93	128	—	—
Within 3-4 years	95	103	—	—
Within 4-5 years	92	93	—	—
After 5 years	1,140	1,189	—	—

	1,677	1,821	—	—

(i)	Our jointly controlled entity, FOXTEL, has other commitments amounting to approximately $3,354 million (2005: $3,642 million). The majority of our 50% share of these commitments relate to minimum subscriber guarantees (MSG) for pay television programming agreements. These agreements are for periods of between 1 and 25 years and are based on current prices and costs under agreements entered into between the FOXTEL Partnership and various other parties. These minimum subscriber payments fluctuate in accordance with price escalation/reduction formulas contained in the agreements, as well as foreign currency movements. In addition to our MSG, FOXTEL has other commitments including obligations for satellite transponder costs and digital set top box units.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
27. Contingent liabilities and contingent assets
We have no significant contingent assets as at 30 June 2006. The details and maximum amounts (where reasonable estimates can be made) are set out below for our contingent liabilities.
Telstra Entity
Common law claims
Certain common law claims by employees and third parties are yet to be resolved. As at 30 June 2006, management believes that the resolution of these contingencies will not have a significant effect on the Telstra Entity’s financial position, results of operations or cash flows. The maximum amount of these contingent liabilities cannot be reasonably estimated.
Included in our common law claims are the following litigation cases:
(a) In November 2002, Seven Network Limited and C7 Pty Limited (‘Seven’) commenced litigation against us and various other parties (‘the respondents’) in relation to the contracts and arrangements between us and some of those other parties relating to the right to broadcast Australian Football League and National Rugby League, the contract between FOXTEL and us for the provision of HFC cable services (the Broadband Co-operation Agreement) and other matters.
Seven seeks damages and other relief, including that some of these contracts and arrangements are void. Seven also seeks orders which would, in effect, require a significant restructure of the subscription television/sports rights markets in Australia. Expert reports filed by Seven were at one time used to suggest that Seven sought total damages of around $1.1 billion. However, some significant components of this expert evidence have since been ruled inadmissible by the trial judge and many of the facts on which Seven’s loss claim is based are contested. In addition to denying liability at all, the respondents have filed expert reports to the effect that, even if liability were found to exist, damages should be assessed at a very significantly lesser amount. If Seven obtained any order damages or for legal costs affecting Telstra, the liability arising from that order may subsequently be apportioned between the relevant respondents, with Telstra bearing only a portion of the total liability.
The matter is proceeding before the courts, with final oral submissions scheduled to commence in September 2006. In light of the progress of this case to date, Telstra considers that it is unlikely to have any material effect on our overall business or financial position.
(b) In January 2006, a shareholder commenced a representative proceeding in the Federal Court against Telstra. The statement of claim alleges that Telstra breached the Corporations Act and the Australian Stock Exchange (ASX) Listing Rules by failing to disclose:
•	that Telstra’s senior management had formed an opinion that there had been past deficiencies in operating expenditure and capital expenditure on telecommunications infrastructure;

•	that Telstra had forecast a long term decline in PSTN revenues; and

•	that Telstra had communicated these matters to the Government.
The claim seeks orders for compensation for the class of shareholders who bought shares between the time that these matters became known to Telstra and the time at which they were disclosed to the market. The proceeding is at an early stage and is unlikely to have any material effect on our overall business or financial position. Telstra will vigorously defend the claim.
(c) In December 2005, we increased our prices for line access provided to our competitors to prices closer to our average costs of providing that access. The ACCC appears to allege that these increases left insufficient margin for our competitors in respect of a “lower spend” segment of the retail market. The ACCC somehow considers that our conduct has or is likely to have the effect of substantially lessening competition across the retail market and therefore that we are in breach of the competition rule. On 12 April 2006, the ACCC issued a competition notice against us to this effect.
The ACCC has yet to commence enforcement proceedings against us but the maximum potential penalties which had accrued as at 30 June 2006 exceeded $200 million and are accruing at $3 million per day. Optus has issued proceedings in the Federal Court which, in part, rely on the competition notice and seek damages, a refund and an injunction preventing us from charging the increased prices and recovering our costs. Telstra will vigorously defend the Optus proceedings and any enforcement proceedings which may be brought by the ACCC.
Telstra has challenged the validity of the ACCC’s decision to issue the competition notice (and the preceding consultation notice) in the Federal Court on administrative law grounds. Amongst other things, we allege that the competition notice (and the preceding consultation notice) should be set aside for uncertainty and that the ACCC did not accord us procedural fairness by failing to properly consult with us prior to the issue of the competition notice. The ACCC argues that it does not owe us any duty of procedural fairness or natural justice when issuing competition notices.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
27. Contingent liabilities and contingent assets (continued)
Telstra Entity (continued)
Indemnities, performance guarantees and financial support
We have provided the following indemnities, performance guarantees and financial support through the Telstra Entity as follows:
•	Indemnities to financial institutions to support bank guarantees to the value of $347 million (2005: $329 million) in respect of the performance of contracts.

•	Indemnities to financial institutions in respect of the obligations of our controlled entities. The maximum amount of our contingent liabilities for this purpose was $311 million (2005: $282 million).

•	Financial support for certain controlled entities to the amount necessary to enable those entities to meet their obligations as and when they fall due. The financial support is subject to conditions including individual monetary limits totalling $150 million (2005: $69 million) and a requirement that the entity remains our controlled entity.

•	Guarantees of the performance of jointly controlled entities under contractual agreements to a maximum amount of $69 million (2005: $126 million).

•	Guarantees over the performance of third parties under defeasance arrangements, whereby lease payments are made on our behalf by the third parties over the remaining terms of the finance leases. The lease payments over the remaining expected term of the leases amount to $843 million (US$626 million) (2005: $850 million (US$650 million)). We hold an early buyout option that we could exercise in fiscal 2011 and fiscal 2013, otherwise the relevant lease period ends during fiscal 2015 and fiscal 2016. Refer to note 26 for further details on the above finance leases.

•	During fiscal 1998, we resolved to provide IBM Global Services Australia Limited (IBMGSA) with guarantees issued on a several basis up to $210 million as a shareholder of IBMGSA. We issued a guarantee of $68 million on behalf of IBMGSA during fiscal 2000. During fiscal 2004, we sold our shareholding in this entity. The $68 million guarantee is provided to support service contracts entered into by IBMGSA and third parties, and was made with IBMGSA bankers, or directly to IBMGSA customers. As at 30 June 2006, this guarantee has still been provided and $142 million (2005: $142 million) of the $210 million guarantee facility remains unused.
Upon sale of our shareholding in IBMGSA and under the deed of indemnity between shareholders, our liability under these performance guarantees has been indemnified for all guarantees that were in place at the time of sale. Therefore, the overall net exposure to any loss associated with a claim has effectively been offset.
Controlled entities
Indemnities provided by our controlled entities
In fiscal 2006 and fiscal 2005, our controlled entities had no significant outstanding indemnities in respect of obligations to financial institutions and corporations.
Other
FOXTEL minimum subscriber guarantees and other obligations
The Telstra Entity and its partners, News Corporation Limited and Publishing and Broadcasting Limited, and Telstra Media Pty Ltd and its partner, Sky Cable Pty Ltd, have entered into agreements relating to pay television programming with various parties and other miscellaneous contracts. Our commitments under these agreements relate mainly to minimum subscriber guarantees (MSG) (refer to note 26 for details of MSG commitments).
As we are subject to joint and several liability in relation to certain agreements entered into by the FOXTEL partnership, we would be contingently liable if our partners in this relationship failed to meet any of their obligations. As a result, our contingent liabilities arising from FOXTEL’s MSG and other agreements are $1,531 million (2005: $1,689 million).
FOXTEL Equity Contribution Deed (ECD)
FOXTEL previously entered into a $550 million bank facility arrangement to fund its full digital conversion and launch of new digital services. As part of this arrangement, we and FOXTEL’s other ultimate shareholders, News Corporation Limited and Publishing and Broadcasting Limited, entered into an ECD. Under the ECD, FOXTEL is required to call on a maximum of $200 million in equity contributions in certain specified circumstances as necessary to avoid default of a financial covenant. These equity contributions are based on ownership interests and, as a result, our maximum contingent liability is $100 million.
We have no joint or several liability relating to our partners’ contributions under the ECD. On 31 July 2006, FOXTEL entered into a $600 million syndicated secured term loan facility. As a result, the ECD has subsequently been terminated. Refer to note 34 for further details.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
27. Contingent liabilities and contingent assets (continued)
Other (continued)
3GIS Partnership
During fiscal 2005, Telstra OnAir Holdings Pty Ltd and its partner, Hutchison 3G Australia Pty Ltd entered into agreements relating to the occupation of premises to provide 3GSM radio access network services.
As we are subject to joint and several liability in relation to agreements entered into by the 3GIS partnership, we would be contingently liable if our partners in this relationship failed to meet any of their obligations. As a result, our contingent liabilities arising from the above agreements are $154 million (2005: $132 million).
Reach working capital facility
We, together with our co-shareholder PCCW Limited (PCCW), previously bought a loan facility owed to a banking syndicate by Reach Finance Ltd, a subsidiary of our 50% owned joint venture Reach Ltd (Reach). As part of this arrangement, the shareholders also agreed to provide a US$50 million working capital facility to Reach. Under the facility Reach is entitled to request from Telstra a maximum of US$25 million to assist in meeting ongoing operational requirements. Drawdowns under this facility must be repaid at the end of each interest period as agreed between the parties and the loan must be fully repaid by 31 December 2007. The applicable interest rate is LIBOR plus 2.5%. As at 30 June 2006, Reach had not made any drawdown under this facility.
We have no joint or several liability relating to PCCW’s US$25 million share of the working capital facility.
ASIC deed of cross guarantee
A list of the companies that are part of our deed of cross guarantee appear in note 29. Each of these companies (except Telstra Finance Limited) guarantees the payment in full of the debts of the other named companies in the event of their winding up. Refer to note 29 for further information.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
28. Post employment benefits
The employee superannuation schemes that we participate in or sponsor exist to provide benefits for our employees and their dependants after finishing employment with us. It is our policy to contribute to the schemes at rates specified in the governing rules for defined contribution schemes, or at rates determined by the actuaries for defined benefit schemes.
The defined contribution divisions receive fixed contributions and our legal or constructive obligation is limited to these contributions.
The present value of our defined benefit obligations for our defined benefit plans are calculated by an actuary using the projected unit credit method. This method determines each year of service as giving rise to an additional unit of benefit entitlement and measures each unit separately to calculate the final obligation.
Details of our plans are set out below.
Telstra Superannuation Scheme (Telstra Super)
On 1 July 1990, Telstra Super was established and the majority of Telstra staff who were previously members of the Commonwealth Superannuation Scheme (CSS) transferred into Telstra Super. The Commonwealth has responsibility for past, present and future liabilities in respect of former and current Telstra employees who remain in the CSS. As a result, we have no current ongoing obligations for these CSS members, other than associated administration fees.
The Telstra Entity and some of our Australian controlled entities participate in Telstra Super. Telstra Super has both defined benefit and defined contribution divisions. The defined benefit divisions of Telstra Super are closed to new members.
Our defined benefit divisions provide benefits based on years of service and final average salary. Post employment benefits do not include payments for medical costs.
The funding policy adopted in respect of the defined benefit divisions is directed at ensuring that benefits accruing to members and beneficiaries are fully funded as the benefits fall due. The benefits received by members of each defined benefit division take into account factors such as the employee’s length of service, final average salary, employer and employee contributions.
An actuarial investigation of this scheme is carried out at least every three years.
HK CSL Retirement Scheme
Our controlled entity, Hong Kong CSL Limited (HK CSL), participates in a superannuation scheme known as the HK CSL Retirement Scheme. This scheme was established under the Occupational Retirement Schemes Ordinance (ORSO) and is administered by an independent trustee. The scheme has three defined benefit sections and one defined contribution section.
The benefits received by members of the defined benefit schemes are based on the employees’ remuneration and length of service.
Actuarial investigations are undertaken annually for this scheme.
Other defined contribution schemes
A number of our subsidiaries also participate in defined contribution schemes which receive employer and employee contributions based on a percentage of the employees salaries. Telstra Group made contribution to these schemes of $32 million for fiscal 2006.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
28. Post employment benefits (continued)
We use the following measurement dates for our defined benefit plans:

Measurement
date

Telstra Super	30 June
HK CSL Retirement Scheme	31 May
The fair value of the defined benefit plan assets and the present value of the defined benefit obligations as at the reporting date is determined by our actuary. The details of the defined benefit divisions are set out below:
(a) Net defined benefit plan asset
Our net defined benefit plan asset recognised in the balance sheet is determined as follows:

	Telstra Group		Telstra Entity
	As at 30 June		As at 30 June
	2006	2005	2006	2005
	$m	$m	$m	$m

Fair value of defined benefit plan assets	4,553	4,518	4,459	4,439
Present value of the defined benefit obligation	3,675	4,308	3,605	4,234

Net defined benefit asset before adjustment for contributions tax	878	210	853	205
Adjustment for contributions tax	151	37	151	37

Net defined benefit asset in the balance sheet at 30 June (i)	1,029	247	1,004	242

Experience adjustments:
Aggregate actuarial gain included in defined benefit plan assets	480	155	474	152
Aggregate actuarial gain/(loss) included in the defined benefit obligation	340	(233)	329	(225)

Net actuarial gain/(loss)	820	(78)	803	(73)

(i) At 30 June the fair value of defined benefit plan assets exceeds the present value of defined benefit obligations resulting in a net surplus. We recognise the net surplus as an asset as we have the ability to control this surplus to generate future funds that are available to us in the form of reductions in future contributions, or as a cash refund. The asset recognised does not exceed the present value of any economic benefits available in the form of refunds from the plan or reductions in future contributions to the plan.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
28. Post employment benefits (continued)
(b) Amounts recognised in the income statement and in equity

	Telstra Group		Telstra Entity
	Year ended 30 June		Year ended 30 June
	2006	2005	2006	2005
	$m	$m	$m	$m

The components of defined benefit plan expense recognised in the income statement are as follows:
Current service cost	227	214	220	210
Interest cost	205	205	202	202
Expected return on plan assets	(322)	(317)	(316)	(312)
Member contributions	(40)	(20)	(39)	(20)
Curtailment gain	(17)	—	(17)	—
Plan expenses after tax	15	16	15	16
Notional transfer of funds for defined contribution benefits	89	75	89	75
Adjustment for contributions tax	28	30	28	30

	185	203	182	201

The movements in our defined benefit plan asset recognised directly in equity in the statement of recognised income and expense are as follows:
Actuarial (gains)/losses on our defined benefit plans	(820)	78	(803)	73
Adjustment to contributions tax	(142)	12	(142)	12

	(962)	90	(945)	85

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
28. Post employment benefits (continued)
(c) Plan assets
Our weighted average asset allocation by major asset category as a percentage of the fair value of total plan assets as at 30 June are as follows:

	Telstra Super				HK CSL Retirement Scheme
	As at 30 June				As at 30 June
	2006		2005		2006		2005
	Target	Actual	Target	Actual	Target	Actual	Target	Actual
	%	%	%	%	%	%	%	%

Asset allocations
Equity instruments	68	69	67	62	60	61	60	64
Debt instruments	12	10	10	14	35	32	35	30
Property	15	16	18	13	—	—	—	—
Cash	5	5	5	11	5	7	5	6

	100	100	100	100	100	100	100	100

Our defined benefit plan’s investment strategy is to control the level of risk by investing in a broad range of quality investments, and using a range of Australian and International investment managers who specialise in cash, fixed interest, shares and property. We constantly review our investments and adjust our investment strategy in order to maximise returns within this controlled risk profile and take advantage of perceived market inefficiencies.
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

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
28. Post employment benefits (continued)
(d) Reconciliation of change in fair value of plan assets

	Telstra Group		Telstra Entity
	As at 30 June		As at 30 June
	2006	2005	2006	2005
	$m	$m	$m	$m

Fair value of defined benefit plan assets at beginning of year	4,518	4,294	4,439	4,224
Expected return on plan assets	322	317	316	312
Employer contributions	3	3	—	—
Member contributions	46	24	46	24
Notional transfer of funds for defined contribution benefits	(89)	(75)	(89)	(75)
Benefits paid (i)	(715)	(185)	(712)	(182)
Actuarial gains	480	155	474	152
Plan expenses after tax	(15)	(16)	(15)	(16)
Foreign currency exchange rate changes	3	1	—	—

Fair value of defined benefit plan assets at end of year	4,553	4,518	4,459	4,439

Our actual return on defined benefit plan assets was 16.2% (2005: 12.5%) for Telstra Super and 12.5% (2005: 6.8%) for HK CSL Retirement Scheme.
(e) Reconciliation of change in present value of wholly funded defined benefit obligation

	Telstra Group		Telstra Entity
	As at 30 June		As at 30 June
	2006	2005	2006	2005
	$m	$m	$m	$m

Present value of defined benefit obligation at beginning of year	4,308	3,837	4,234	3,775
Current service cost	227	214	220	210
Interest cost	205	205	202	202
Member contributions	7	4	7	4
Benefits paid (i)	(715)	(185)	(712)	(182)
Actuarial (gains)/losses	(340)	233	(329)	225
Curtailment gain	(17)	—	(17)	—

Present value of wholly funded defined benefit obligation at end of year	3,675	4,308	3,605	4,234

(i) Benefits paid includes $640 million (2005: $116 million) of entitlements (to exiting defined benefit members) which have been retained in Telstra Super but transferred to the defined contribution scheme.
The following benefit payments, which reflect expected future service, are expected to be paid.

	Telstra Group
	Year ended 30 June
						2012 -
	2007	2008	2009	2010	2011	2016
	$m	$m	$m	$m	$m	$m

Expected benefit payments	197	204	215	237	257	1,712

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
28. Post employment benefits (continued)
(f) Principal actuarial assumptions
We used the following major assumptions to determine our defined benefit plan expense for the year ended 30 June:

	Telstra Super		HK CSL Retirement Scheme
	Year ended 30 June		Year ended 30 June
	2006	2005	2006	2005
	%	%	%	%

Discount rate (i)	4.7	5.1	3.7	3.8
Expected rate of return on plan assets (ii)	7.5	7.5	6.8	6.8
Expected rate of increase in future salaries	4.0	4.0	2.5	2.5
We used the following major assumptions to determine our defined benefit obligations at 30 June:

	Telstra Super		HK CSL Retirement Scheme
	Year ended 30 June		Year ended 30 June
	2006	2005	2006	2005
	%	%	%	%

Discount rate (i)	5.1	4.7	5.0	3.8
Expected rate of increase in future salaries (ii) .	3.0	4.0	4.0	4.0
(i) The present value of our defined benefit obligations is determined by discounting the estimated future cash outflows using a discount rate based on government guaranteed securities with similar due dates to these expected cash flows.
For Telstra Super we have used the 10-year Australian government bond rate as it has the closest term that one could get from the Australian bond market to match the term of the defined benefit obligations. We have not made any adjustment to reflect the difference between the term of the bonds and the estimated term of liabilities due to the observation that the current government bond yield curve is reasonably flat implying that the yields from government bonds with a term less than 10 years are expected to be very similar to the extrapolated bond yields with a term of 12 to 13 years.
Based on industry practice in Australia, we have adjusted the discount rate for Telstra Super to take into account future investment tax of the fund which is considered part of the ultimate cost to settle the obligation.
Similarly, for the HK CSL Retirement Scheme we have used the 10 year Hong Kong exchange fund yields as it has the closest term that one could get from the Hong Kong market to match the term of the defined benefit obligations.
The discount rate used in calculating the defined benefit obligation at 30 June 2006 was 5.1% p.a. after the adjustment to take into account future investment tax. Holding all other assumptions constant, the effect of a one percentage point decline in the discount rate assumption would be an increase in the 2007 defined benefit plan expense of approximately $69 million and an increase in the defined benefit obligation at 30 June 2006 of approximately $334 million.
(ii) The expected rate of return on assets has been based on historical and future expectations of returns for each of the major categories of asset classes over the subsequent 10 year period, or longer. Estimates are based on a combination of factors including the current market outlook for interest rates, inflation, earnings growth and currency strength. To determine the aggregate return, the expected future return of each asset class is weighted according to the strategic asset allocation of total plan assets.
Our assumption for the expected long-term rate of return on assets is 7% for 2007. As a sensitivity measure, holding all other assumptions constant, the effect of a one percentage point decline in the return on assets assumption would be an increase in our fiscal 2007 defined benefit plan expense of approximately $44 million.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
28. Post employment benefits (continued)
(g) Employer contributions
Telstra Super
In accordance with our funding deed with the trustee of Telstra Super, we are required to make future employer payments to Telstra Super in relation to the defined benefit plan as may be required. Our contributions to Telstra Super will recommence when the vested benefits index (VBI) — the ratio of defined benefit plan assets to defined benefit members’ vested benefits — falls to 103%. Our actuary is satisfied that contributions to maintain the VBI at this rate will maintain the financial position of Telstra Super at a satisfactory level. The VBI of the defined benefit divisions is 115% as at 30 June 2006 (30 June 2005: 111%).
As at 30 June 2003, K O’Sullivan FIAA completed an actuarial investigation of Telstra Super. The next actuarial investigation of Telstra Super is due to be completed by 30 June 2007 based on the scheme’s financial position as at 30 June 2006.
The actuarial investigation of Telstra Super reported that a surplus continued to exist. In accordance with the recommendations within the actuarial investigation, we were not expected to, and did not make employer contributions to the Telstra Super defined benefit divisions for the financial year ended 30 June 2006 and 30 June 2005. The current contribution holiday includes the contributions otherwise payable to the accumulation divisions of Telstra Super. The continuance of the holiday is however dependent on the performance of the fund and we are monitoring the situation on a monthly basis in light of current market performance.
Telstra Entity’s contribution to the defined contribution divisions of Telstra Super were insignificant for fiscal 2006 and fiscal 2005. Based on the latest actuarial investigation, we do not expect to make any contributions to Telstra Super during fiscal 2007.
HK CSL Retirement Scheme
The contributions payable to the defined benefit divisions are determined by the actuary using the attained age normal funding actuarial valuation method.
Employer contributions made to the HK CSL Retirement Scheme for the financial year ended 30 June 2006 were $3 million (2005: $3 million). We expect to contribute $3 million (2005: $3 million) to our HK CSL Retirement Scheme in fiscal 2007.
Annual actuarial investigations are currently undertaken for this scheme by Watson Wyatt Hong Kong Limited.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
28. Post employment benefits (continued)
(h) Net financial position of plan
The financial position of the defined benefit divisions of Telstra Super and the HK CSL Retirement Scheme is shown as follows:

	Net scheme assets		Accrued benefits		Net surplus (i)		Vested benefits
	As at 30 June		As at 30 June		As at 30 June		As at 30 June
	2006	2005	2006	2005	2006	2005	2006	2005
	$m	$m	$m	$m	$m	$m	$m	$m

Telstra Super (ii)	4,459	4,439	3,079	3,281	1,380	1,158	3,853	3,995
HK CSL Retirement Scheme (iii)	94	79	74	74	20	5	68	63

	4,553	4,518	3,153	3,355	1,400	1,163	3,921	4,058

(i) In accordance with AAS 25: “Financial Reporting by Superannuation Plans” the plan’s net surplus is determined as the difference between the present value of the accrued benefits and the net market value of plan assets.
(ii) Amounts for Telstra Super have been taken from the audited financial report of the scheme as at 30 June 2006 and 30 June 2005. The scheme assets are stated at net market values.
(iii) Amounts for the defined benefit divisions of the HK CSL Retirement Scheme have been taken from the actuarial valuation of the scheme as at 30 June 2006 and 30 June 2005. The scheme assets are stated at net market values.
The estimated period over which the benefits of our members will be returned is 11 years for Telstra Super (2005: 12 years) and 14.5 years for the HK CSL Retirement Scheme (2005: 14.7 years).
The net surplus under AAS 25 of $1,400 million (30 June 2005: $1,163 million) differs from the net defined benefit asset of $1,029 million (30 June 2005: $247 million) recognised in the balance sheet due to different measurement rules in the relevant accounting standards AAS 25 and AASB 119: “Employee Benefits”. Both standards require present value discounting of future benefits, however AAS 25 requires the use of a discount rate equal to an expected asset return whereas AASB 119 requires an after-tax bond yield.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
29. Investments in controlled entities
The ultimate parent entity of the Telstra Group is the Commonwealth Government of Australia. Below is a list of our investments in controlled entities.

	Country of	Telstra Entity’s recorded		% of equity held by
Name of entity	incorporation	amount of investment (#)		immediate parent
		As at 30 June		As at 30 June
		2006	2005	2006	2005
		$m	$m	%	%

Parent entity
Telstra Corporation Limited (a)	Australia	—	—	—	—
Controlled entities
Telecommunications Equipment Finance Pty Ltd * (d)	Australia	—	—	—	—
Telstra Finance Limited (a)	Australia	—	—	100.0	100.0
Telstra Corporate Services Pty Limited * (a)	Australia	7	7	100.0	100.0
Transport Communications Australia Pty Ltd *	Australia	4	4	100.0	100.0
Telstra ESOP Trustee Pty Limited *	Australia	—	—	100.0	100.0
Telstra Growthshare Pty Ltd *	Australia	—	—	100.0	100.0
Telstra Media Pty Limited *	Australia	393	380	100.0	100.0
Telstra Multimedia Pty Limited (a)	Australia	2,678	2,678	100.0	100.0
Telstra International Limited (a)	Australia	2	84	100.0	100.0
Telstra New Wave Pty Ltd * (a)	Australia	1	1	100.0	100.0
Hypertokens Pty Ltd *	Australia	—	—	100.0	100.0
Hypermax Holdings Pty Ltd *	Australia	8	8	100.0	100.0
Chief Entertainment Pty Ltd *	Australia	—	—	100.0	100.0
Data & Text Mining Technologies Pty Ltd *	Australia	—	—	100.0	100.0
Lyrebird Technologies Pty Ltd *	Australia	—	—	100.0	100.0
Telstra OnAir Infrastructure Holdings Pty Ltd * (d)	Australia	—	—	—	100.0
Telstra 3G Spectrum Holdings Pty Ltd *	Australia	302	302	100.0	100.0
1300 Australia Pty Ltd *	Australia	5	5	60.0	60.0
Telstra OnAir Holdings Pty Ltd *	Australia	478	302	100.0	100.0
Converged Networks Pty Ltd * (h)	Australia	1	—	100.0	—
Telstra Payment Solutions Pty Limited (formerly Keycorp Solutions Limited) * (c) (h)	Australia	56	—	100.0	—
ESA Holding Pty Ltd * (j)	Australia	—	16	100.0	100.0
Telstra Business Systems Pty Ltd *	Australia	69	—	100.0	100.0
Telstra Communications Limited (a)	Australia	29	29	100.0	100.0
• Telecom Australia (Saudi) Company Limited (d) (e) (f) (g)	Saudi Arabia	—	—	50.0	50.0
Telstra Rewards Pty Ltd *	Australia	14	14	100.0	100.0
• Telstra Visa Card Trust (d)	Australia	—	—	100.0	100.0
• Qantas Telstra Card Trust (d)	Australia	—	—	100.0	100.0
• Telstra Visa Business Card Trust (d)	Australia	—	—	100.0	100.0
Telstra Media Holdings Pty Limited (a)	Australia	30	30	100.0	100.0
• Telstra Enterprise Services Pty Limited * (a)	Australia	—	—	100.0	100.0
• Telstra Pay TV Pty Ltd (a)	Australia	—	—	100.0	100.0
Communications Network Holdings Pty Ltd * (h)	Australia	4	—	100.0	—
• Advanced Digital Communications (WA) Pty Ltd * (h)	Australia	—	—	100.0	—
• Western Communications Solutions Pty Ltd * (h)	Australia	—	—	100.0	—
Adstream (Aust) Pty Ltd (i)	Australia	23	—	58.0	—
• Adstream Ltd (g) (i)	New Zealand	—	—	100.0	—
• Quickcut (Aust) Pty Ltd (i)	Australia	—	—	100.0	—
(continued over page)

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
29. Investments in controlled entities (continued)

	Country of	Telstra Entity’s recorded		% of equity held by
Name of entity	incorporation	amount of investment (#)		immediate parent
		As at 30 June		As at 30 June
		2006	2005	2006	2005
		$m	$m	%	%

Controlled entities (continued)
Telstra Holdings Pty Ltd (a)	Australia	7,176	7,176	100.0	100.0
• Beijing Australia Telecommunications Technical Consulting Services Company Limited (e) (g)	China	—	—	100.0	100.0
• Telstra Holdings (Bermuda) No. 2 Limited (g)	Bermuda	—	—	100.0	100.0
• CSL New World Mobility Limited (formerly Telstra CSL Limited) (c) (g) (h)	Bermuda	—	—	76.4	100.0
• Bestclass Holdings Ltd (g)	British Virgin Islands	—	—	100.0	100.0
• Hong Kong CSL Limited (g)	Hong Kong	—	—	100.0	100.0
• Integrated Business Systems Limited (g)	Hong Kong	—	—	100.0	100.0
• One2Free Personalcom Limited (g)	Hong Kong	—	—	100.0	100.0
• CSL Limited (g)	Hong Kong	—	—	100.0	100.0
• New World PCS Holdings Limited (g) (h)	Cayman Islands	—	—	100.0	—
• New World 3G Limited (g) (h)	Hong Kong	—	—	100.0	—
• New World PCS Limited (g) (h)	Hong Kong	—	—	100.0	—
• New World Mobility Limited (g) (h)	Hong Kong	—	—	100.0	—
• Telstra Holdings (Bermuda) No 1 Limited (g)	Bermuda	—	—	100.0	100.0
• Telstra International HK Limited (g)	Hong Kong	—	—	100.0	100.0
• Damovo HK Ltd (g)	Hong Kong	—	—	100.0	100.0
• Telstra Japan Retail K.K. (g)	Japan	—	—	100.0	100.0
• Telstra Singapore Pte Ltd (g)	Singapore	—	—	100.0	100.0
• Telstra Global Limited (g)	United Kingdom	—	—	100.0	100.0
• PT Telstra Nusantara (g)	Indonesia	—	—	100.0	100.0
• Telstra Europe Limited (g)	United Kingdom	—	—	100.0	100.0
• Telstra (Cable Telecom) Limited (g)	United Kingdom	—	—	100.0	100.0
• Telstra (PSINet) Limited (g)	United Kingdom	—	—	100.0	100.0
• Telstra (CTE) Limited (g)	United Kingdom	—	—	100.0	100.0
• Cable Telecommunication Ltd (g)	United Kingdom	—	—	100.0	100.0
• PSINet Datacentre UK Ltd (g)	United Kingdom	—	—	100.0	100.0
• Inteligen Communications Limited (g)	United Kingdom	—	—	100.0	100.0
• Telstra Jersey Limited (g)	Jersey	—	—	100.0	100.0
• PSINet Hosting Centre Ltd (g)	Jersey	—	—	100.0	100.0
• Cordoba Holdings Ltd (g)	Jersey	—	—	100.0	100.0
• London Hosting Centre Ltd (g)	Jersey	—	—	100.0	100.0
• Telstra Inc. (g)	United States	—	—	100.0	100.0
• Telstra India (Private) Limited (g)	India	—	—	100.0	100.0
• Telstra Limited (g)	New Zealand	—	—	100.0	100.0
• Telstra New Zealand Holdings Limited (g)	New Zealand	—	—	100.0	100.0
• TelstraClear Limited (g)	New Zealand	—	—	100.0	100.0
• TelstraSaturn Holdings Limited (g)	New Zealand	—	—	100.0	100.0
(continued over page)

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
29. Investments in controlled entities (continued)

	Country of	Telstra Entity’s recorded		% of equity held by
Name of entity	incorporation	amount of investment (#)		immediate parent
		As at 30 June		As at 30 June
		2006	2005	2006	2005
		$m	$m	%	%

Controlled entities (continued)
• Sytec Resources Ltd (g)	New Zealand	—	—	100.0	100.0
• Sytec Resources (Australia) Pty Ltd * (g)	Australia	—	—	100.0	100.0
• DMZ Global Limited (g)	New Zealand	—	—	100.0	100.0
• DMZ Global (Australia) Pty Ltd * (g)	Australia	—	—	100.0	100.0
• CLEAR Communications Limited (g)	New Zealand	—	—	100.0	100.0
Network Design and Construction Limited (a)	Australia	20	177	100.0	100.0
• NDC Global Holdings Pty Limited * (a)	Australia	—	—	100.0	100.0
• NDC Telecommunications India Private Limited (g)	India	—	—	98.0	98.0
• PT NDC Indonesia (d) (g)	Indonesia	—	—	95.0	95.0
• NDC Global Philippines, Inc (d) (e) (g)	Philippines	—	—	100.0	100.0
• NDC Global Services (Thailand) Limited (d) (g)	Thailand	—	—	—	49.0
• NDC Global Holdings (Thailand) Limited (d) (g)	Thailand	—	—	—	49.0
• NDC Global Services (Thailand) Limited (d) (g)	Thailand	—	—	—	51.0
• NDC Global Services Pty Limited * (a)	Australia	—	—	100.0	100.0
• NDC Telecommunications India Private Limited (g)	India	—	—	2.0	2.0
Telstra Services Solutions Holdings Limited (a)	Australia	911	911	100.0	100.0
• Telstra CB.net Limited (a)	Australia	—	—	100.0	100.0
• Telstra CB.Com Limited (a)	Australia	—	—	100.0	100.0
• Telstra CB.fs Limited (a)	Australia	—	—	100.0	100.0
• Telstra eBusiness Services Pty Limited (a)	Australia	—	—	100.0	100.0
• Australasian Insurance Systems Pty Ltd * (a)	Australia	—	—	100.0	100.0
• TRC Computer Systems Pty Ltd * (a)	Australia	—	—	100.0	100.0
• DBA Ltd * (a)	Australia	—	—	100.0	100.0
• Brokerlink Pty Ltd * (a)	Australia	—	—	81.3	81.3
• DBA Computer Systems Pty Ltd * (a)	Australia	—	—	100.0	100.0
• Brokerlink Pty Ltd * (a)	Australia	—	—	18.7	18.7
• Unilink Group Pty Ltd * (d)	Australia	—	—	—	100.0
• KAZ Group Pty Limited (a) (i)	Australia	—	—	100.0	100.0
• KAZ Computer Services (SEA) Pte Limited (d) (g)	Singapore	—	—	100.0	100.0
• KAZ Computer Services (HK) Ltd (g)	Hong Kong	—	—	75.0	75.0
• Enhanced Processing Technologies Inc (g) (i)	United States	—	—	100.0	—
• Australian Administration Services Pty Ltd	Australia	—	—	100.0	100.0
• AAS Superannuation Services Pty Limited	Australia	—	—	100.0	100.0
• KAZ Business Services Australia Pty Ltd *	Australia	—	—	100.0	100.0
• KAZ Business Services Pty Ltd (a)	Australia	—	—	100.0	100.0
• KAZ Software Solutions Pty Ltd * (a)	Australia	—	—	100.0	100.0
• Atune Financial Solutions Pty Ltd * (a)	Australia	—	—	100.0	100.0
• KAZ Technology Services Pty Ltd	Australia	—	—	100.0	100.0
• IOCORE Asia Pacific Pty Ltd *	Australia	—	—	100.0	100.0
• Techsouth Pty Ltd *	Australia	—	—	100.0	100.0
• KAZ Technology Services Australia Pty Ltd *	Australia	—	—	100.0	100.0
• Fundi Software Pty Ltd * (j)	Australia	—	—	—	100.0
(continued over page)

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
29. Investments in controlled entities (continued)

	Country of	Telstra Entity’s recorded		% of equity held by
Name of entity	incorporation	amount of investment (#)		immediate parent
		As at 30 June		As at 30 June
		2006	2005	2006	2005
		$m	$m	%	%

Controlled entities (continued)
Sensis Pty Ltd (a) (j)	Australia	851	851	100.0	100.0
• Platefood Limited (h) (g)	United Kingdom	—	—	61.0	—
• Just Listed Pty Limited * (a) (j)	Australia	—	—	100.0	100.0
• CitySearch Australia Pty Ltd *	Australia	—	—	100.0	100.0
• CitySearch Canberra Pty Ltd *	Australia	—	—	100.0	100.0
• Trading Post Group Pty Limited (a) (j)	Australia	—	—	0.0	33.0
• Trading Post (Australia) Holdings Pty Ltd (a) (j)	Australia	—	—	100.0	100.0
• Trading Post Group Pty Limited (a) (j)	Australia	—	—	100.0	67.0
• The Melbourne Trading Post Pty Ltd (a)	Australia	—	—	100.0	100.0
• The National Trading Post Pty Ltd * (a)	Australia	—	—	100.0	100.0
• Australian Retirement Publications Pty Limited * (a)	Australia	—	—	100.0	100.0
• Collectormania Australia Pty Ltd * (a)	Australia	—	—	100.0	100.0
• The Personal Trading Post Pty Limited (a)	Australia	—	—	100.0	100.0
• Auto Trader Australia Pty Ltd (a)	Australia	—	—	100.0	100.0
• WA Auto Trader Pty Ltd (a)	Australia	—	—	100.0	100.0
• Sydney Buy & Sell Pty Ltd *	Australia	—	—	100.0	100.0
• Sydney Auto Trader Pty Ltd *	Australia	—	—	100.0	100.0
• Ad Mag SA & NSW Pty Ltd *	Australia	—	—	100.0	100.0
• Ad Mag AGI Pty Ltd *	Australia	—	—	100.0	100.0
• Trading Post (AW) Pty Limited *	Australia	—	—	100.0	100.0
• Warranty Direct (Australia) Pty Ltd *	Australia	—	—	100.0	100.0
• Trading Post (TCA) Pty Ltd (a)	Australia	—	—	100.0	100.0
• Research Resources Pty Ltd *	Australia	—	—	100.0	100.0
• Queensland Trading Post Pty Ltd *	Australia	—	—	100.0	100.0
• Trading Post Marketing (Qld) Pty Ltd *	Australia	—	—	100.0	100.0
• Trading Post on the Net Pty Ltd *	Australia	—	—	100.0	100.0
• Trading Post Australia Pty Limited (a)	Australia	—	—	100.0	100.0
• Appraised Staff Agency Pty Ltd *	Australia	—	—	100.0	100.0
• Tradernet Pty Ltd *	Australia	—	—	100.0	100.0
• Trading Post Classifieds Pty Limited *	Australia	—	—	100.0	100.0
• Trading Post On Line Pty Limited *	Australia	—	—	100.0	100.0
• Sensis Holdings Pty Ltd * (i)	Australia	—	—	100.0	100.0
• Invizage Pty Ltd * (i)	Australia	—	—	100.0	75.0
• PC S.O.S. Pty Ltd *	Australia	—	—	100.0	100.0
• Universal Publishers Pty Limited (a)	Australia	—	—	100.0	100.0
• Sensis (Victoria) Pty Ltd * (h)	Australia	—	—	100.0	—

Total investment in consolidated entities		13,062	12,975

#   The amounts recorded are before any provision for reduction in value.
*   These entities are Australian small proprietary limited companies, which are not required to prepare and lodge individual audited financial reports with the Australian Securities and Investment Commission.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
29. Investments in controlled entities (continued)
(a) ASIC deed of cross guarantee
On 31 May 2006 and 28 June 2006, the Telstra Entity and certain of its controlled entities entered into two revocation deeds, the combined effect of which is to revoke the deed of cross guarantee dated 4 June 1996 (1996 Deed) in its entirety. In accordance with the terms of the 1996 Deed, revocation of the deed does not take effect until the date which is 6 months after lodgement of the relevant revocation deed with the Australian Securities and Investment Commission (ASIC).
A new deed of cross guarantee was entered into on 28 June 2006 (New Deed), pursuant to an ASIC Order dated 22 June 2006 (ASIC Order). The New Deed was entered into between the parties to the revocation deed dated 28 June 2006 and a number of additional controlled entities of the Telstra Entity. The New Deed took effect immediately upon lodgement with ASIC on 30 June 2006.
The following companies have entered into the 1996 Deed and/or the New Deed:
•	Telstra Corporation Limited (i) (ii);

•	Telstra Corporate Services Pty Limited (i) (ii);

•	Telstra Multimedia Pty Limited (i) (ii);

•	Telstra International Limited (i) (ii);

•	Telstra Communications Limited (i) (ii);

•	Telstra Media Holdings Pty Limited (i);

•	Telstra Enterprise Services Pty Limited (i);

•	Telstra Pay TV Pty Ltd (i);

•	Telstra Holdings Pty Ltd (i) (ii);

•	Network Design and Construction Limited (i) (ii);

•	NDC Global Holdings Pty Limited (i) (ii);

•	NDC Global Services Pty Limited (i) (ii);

•	Telstra Services Solutions Holdings Limited (i) (ii);

•	Telstra eBusiness Services Pty Limited (i) (ii);

•	Australasian Insurance Systems Pty Ltd (i);

•	TRC Computer Systems Pty Ltd (i);

•	DBA Ltd (i);

•	Brokerlink Pty Ltd (i);

•	DBA Computer Systems Pty Ltd (i);

•	KAZ Group Limited (ii);

•	KAZ Business Services Pty Ltd (ii);

•	KAZ Software Solutions Pty Ltd (ii);

•	Atune Financial Services Pty Ltd (ii);

•	Sensis Pty Ltd (i) (ii);

•	Trading Post (Australia) Holdings Pty Ltd (i) (ii);

•	Trading Post Group Pty Limited (i) (ii);

•	The Melbourne Trading Post Pty Ltd (i) (ii);

•	The National Trading Post Pty Ltd (i) (ii);

•	Collectormania Australia Pty Ltd (i) (ii);

•	Australian Retirement Publications Pty Limited (i);

•	The Personal Trading Post Pty Limited (i) (ii);

•	Auto Trader Australia Pty Ltd (i) (ii);

•	WA Auto Trader Pty Ltd (i) (ii);

•	Just Listed Pty Limited (i) (ii);

•	Trading Post (TCA) Pty Ltd (i) (ii);

•	Trading Post Australia Pty Limited (i) (ii); and

•	Universal Publishers Pty Limited (ii).

(i)	Companies which form the 1996 Deed

(ii)	Companies which form the New Deed
Telstra Finance Limited is trustee under both the 1996 Deed and the New Deed, however is not a group entity under either deed.
In respect of both the 1996 Deed and the New Deed, the relevant group entities under the deed:
•	form a closed group and extended closed group as defined in the ASIC Class Order 98/1418 (Class Order) and the ASIC Order;

•	do not have to prepare and lodge audited financial reports under the Corporations Act 2001. This does not apply to Telstra Corporation Limited; and

•	guarantee the payment in full of the debts of the other parties to the deed in the event of their winding up.
The following companies ceased to be party to the 1996 Deed due to a revocation deed as at 11 September 2005:
•	Telstra New Wave Pty Ltd;

•	Telstra CB.net Limited;

•	Telstra CB.Com Limited; and

•	Telstra CB.fs Limited.
(b) ASIC deed of cross guarantee financial information
The consolidated assets and liabilities of the closed group and extended closed group is presented according to both the Class Order and the ASIC Order as follows. This excludes Telstra Finance Limited. All significant transactions between members of the closed group have been eliminated.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
29. Investments in controlled entities (continued)
(b) ASIC deed of cross guarantee financial information (continued)

Closed group balance sheet	New Deed	1996 Deed
	As at 30
	June	As at 30 June
	2006	2006	2005
	$m	$m	$m

Current assets
Cash and cash equivalents	479	501	1,421
Trade and other receivables	3,377	3,533	3,553
Inventories	182	175	191
Derivative financial assets	22	22	4
Prepayments	190	202	217

Total current assets	4,250	4,433	5,386

Non current assets
Trade and other receivables	876	870	884
Inventories	19	19	15
Investments — accounted for using the equity method	22	21	46
Investments — other	3,348	3,421	3,244
Property, plant and equipment	21,792	21,785	21,190
Intangibles	3,491	3,389	3,655
Derivative financial assets	392	392	—
Defined benefit assets	1,004	1,004	241

Total non current assets	30,944	30,901	29,275

Total assets	35,194	35,334	34,661

Current liabilities
Trade and other payables	2,991	2,973	2,041
Borrowings	2,531	2,323	2,159
Current tax liabilities	400	400	518
Provisions	708	697	378
Derivative financial liabilities	13	13	11
Revenue received in advance	1,089	1,089	1,090

Total current liabilities	7,732	7,495	6,197

Non current liabilities
Trade and other payables	65	65	62
Borrowings	11,376	11,376	10,907
Deferred tax liabilities	1,582	1,589	1,664
Provisions	951	945	855
Derivative financial liabilities	768	768	864
Revenue received in advance	401	400	387

Total non current liabilities	15,143	15,143	14,739

Total liabilities	22,875	22,638	20,936

Net assets	12,319	12,696	13,725

Equity
Share capital	5,569	5,569	5,536
Reserves	18	18	12
Retained profits	6,732	7,109	8,177

Equity available to the closed group	12,319	12,696	13,725

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
29. Investments in controlled entities (continued)
(b) ASIC deed of cross guarantee financial information (continued)
The consolidated profit for the year of the closed group and extended closed group is presented according to both the Class Order and the ASIC Order as follows. This excludes Telstra Finance Limited. All significant transactions between members of the closed group have been eliminated.

Closed group income statement and retained profits reconciliation		New Deed	1996 Deed
		Year ended	Year ended 30 June
		30 June
		2006	2006	2005
	Note	$m	$m	$m

Income
Revenue (excluding finance income)		20,323	20,594	20,173
Other income		304	318	254

		20,627	20,912	20,427

Expenses
Labour		3,843	3,796	3,387
Goods and services purchased		3,372	3,652	3,266
Other expenses		4,317	4,349	3,648

		11,532	11,797	10,301

Share of net (gain)/loss from jointly controlled and associated entities		(10)	(12)	(13)

		11,522	11,785	10,288

Earnings before interest, income tax expense, depreciation and amortisation (EBITDA)		9,105	9,127	10,139
Depreciation and amortisation		3,721	3,717	3,228

Earnings before interest and income tax expense (EBIT)		5,384	5,410	6,911

Finance income		120	120	156
Finance costs		978	975	936

Net finance costs		858	855	780

Profit before income tax expense		4,526	4,555	6,131

Income tax expense		1,380	1,378	1,766

Profit for the year available to the closed group		3,146	3,177	4,365

Retained profits at the beginning of the financial year available to the closed group		7,894	8,177	8,467
Actuarial gain/(loss) on our defined benefit plans (net of tax effect)		661	661	(61)
Share buy-back	21	—	—	(476)
Transfer out of closed group		—	64	—
Transfers to retained profits		—	—	6

Total available for distribution		11,701	12,079	12,301
Dividends paid		4,969	4,970	4,124

Retained profits at the end of the financial year available to the closed group		6,732	7,109	8,177

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
29. Investments in controlled entities (continued)
(c) Change of company names
•	Keycorp Solutions Limited changed its name to Telstra Payment Solutions Limited on 2 September 2005.

Furthermore, the status of this controlled entity changed from a public to a private company on 18 May 2006 to be named Telstra Payment Solutions Pty Limited.

•	On 31 March 2006, Telstra CSL Limited changed its name to CSL New World Mobility Limited.
(d) Liquidations
As at 30 June 2006, the following controlled entities were in voluntary liquidation:
•	Telecom Australia (Saudi) Company Limited;

•	NDC Global Philippines, Inc;

•	PT NDC Indonesia;

•	Qantas Telstra Card Trust;

•	Telstra Visa Business Card Trust;

•	Telstra Visa Card Trust; and

•	KAZ Computer Services (SEA) Pte Limited.
The following companies were liquidated or deregistered during fiscal 2006:
•	NDC Global Services (Thailand) Limited;

•	NDC Global Holdings (Thailand) Limited;

•	Telecommunications Equipment Finance Pty Ltd;

•	Telstra OnAir Infrastructure Holdings Pty Ltd; and

•	Unilink Group Pty Ltd.
(e) Controlled entities with different balance dates
The following companies have balance dates that differ from our balance date of 30 June for fiscal 2006:
•	Telecom Australia (Saudi) Company Limited — 31 December;

•	Beijing Australia Telecommunications Technical Consulting Services Company Limited — 31 December; and

•	NDC Global Philippines, Inc — 31 December.
Financial reports prepared as at 30 June are used for consolidation purposes.
(f) Controlled entities in which our equity ownership is less than or equal to 50%
We own 50% of the issued capital of Telecom Australia (Saudi) Company Limited. We can exercise control over the Board of Directors of this entity in perpetuity, and therefore we have consolidated the financial results, position and cash flows of this entity into our group financial report.
(g) Controlled entities not individually audited by the Australian National Audit Office
Companies not audited by the Australian National Audit Office, our Australian statutory auditor.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
29. Investments in controlled entities (continued)
(h) New incorporations and investments
•	On 11 August 2005, we established a new entity named Platefood Limited to facilitate a new investment for nominal consideration.

•	On 25 August 2005, we established a new entity named Sensis (Victoria) Pty Ltd to facilitate a new investment for nominal consideration.

•	On 1 July 2005, we acquired 100% of the issued capital of Keycorp Solutions Limited for a total consideration of $56 million including acquisition costs. Subsequent to acquisition, the entity was renamed to Telstra Payment Solutions Pty Limited.

•	On 31 March 2006, we acquired 100% of the issued capital of the Converged Networks Group for a total consideration of $5 million including acquisition costs. Converged Networks Group included the following controlled entities:
•	Converged Networks Pty Ltd;

•	Communications Network Holdings Pty Ltd;
•	Advanced Digital Communications (WA) Pty Ltd; and

•	Western Communications Solutions Pty Ltd.
Converged Networks Group is a provider of voice and data networks which operates primarily in Western Australia.
•	On 31 March 2006, we merged our 100% owned Hong Kong mobile operations (Telstra CSL Group) with the Hong Kong mobile operations of New World PCS Holdings Limited and its controlled entities (New World Mobility Group) to form the CSL New World Mobility Group.
Under the merger agreement, Telstra CSL Limited issued new shares to New World Mobility Holdings Limited in return for 100% of the issued capital of the New World Mobility Group and $42 million in net proceeds (net of acquisition costs). The fair value of the Telstra CSL Limited shares issued amounted to $577 million and diluted our ownership in the merged group to 76.4%. Our merger with the New World Mobility Group included the acquisition of the following controlled entities:
•	New World PCS Holdings Limited;

•	New World 3G Limited;

•	New World PCS Limited; and
•	New World Mobility Limited.
The CSL New World Mobility Group is a provider of mobile telecommunication products and services which operates primarily in Hong Kong.
(i) Other acquisitions
•	On 1 July 2005, our controlled entity Sensis Holdings Pty Ltd acquired a further 25% of the issued share capital of Invizage Pty Ltd for a total cash consideration of $5 million including acquisition costs.

Invizage Pty Ltd is a provider of information technology services for small and medium Australian organisations.

•	On 22 December 2005, our controlled entity Kaz Group Pty Limited acquired a further 40% of the issued share capital of Enhanced Processing Technologies Inc for nominal consideration, giving us ownership of the entity. Prior to this date, Enhanced Processing Technologies was classified as a jointly controlled entity.

Enhanced Processing Technologies Inc is a provider of cheque processing technology and services which operates primarily in the United States.

•	On 1 February 2006, we acquired a further 24.7% of the issued capital of Adstream (Aust) Pty Ltd and its controlled entities (Adstream Group) for a total consideration of $21 million including acquisition costs, giving us a controlling interest of 58%. Prior to this date, Adstream (Aust) Pty Ltd was classified as a jointly controlled entity. Our acquisition of the Adstream Group included the following controlled entities:
•	Adstream Ltd; and

•	Quickcut (Aust) Pty Ltd.
The Adstream Group is a provider of on-line services to advertisers that streamlines client approval and distribution of electronic advertising to media outlets.
(j) Sales and disposals
•	On 31 August 2005, Trading Post Group Pty Limited (TPG) sold its investment in Just Listed Pty Ltd to Sensis Pty Ltd (Sensis).

In addition, Sensis sold its 33% interest in TPG to Trading Post (Australia) Holdings Pty Ltd on 31 August 2005.

These controlled entities are all within the Telstra Group.

•	On 1 May 2006, our controlled entity KAZ Group Pty Limited divested its interest in Fundi Software Pty Ltd in a management buy-out for a total consideration of $4 million.

•	On 26 June 2006, ESA Holding Pty Ltd sold its investment in Telstra Business Systems Pty Ltd to the Telstra Entity.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
30. Investments in jointly controlled and associated entities
Our investments in jointly controlled and associated entities are listed below:

	Principal	Ownership		Telstra Group’s carrying		Telstra Entity’s carrying
Name of Entity	activities	interest		amount of investment(*)		amount of investment (*)
		As at 30 June		As at 30 June		As at 30 June
		2006	2005	2006	2005	2006	2005
		%	%	$m	$m	$m	$m

Jointly controlled entities
FOXTEL Partnerships (h) (i)	Pay television	50.0	50.0	—	—	—	—
Customer Services Pty Limited (h)	Customer service	50.0	50.0	—	—	—	—
FOXTEL Management Pty Limited	Management services	50.0	50.0	—	—	—	—
FOXTEL Cable Television Pty Ltd (a) (h)	Pay television	80.0	80.0	—	—	—	—
Reach Ltd (incorporated in Bermuda) (e) (h)	International connectivity services	50.0	50.0	—	—	—	—
Xantic B.V. (incorporated in The Netherlands) (b)	Global satellite communications	—	35.0	—	32	—	30
TNAS Limited (incorporated in New Zealand) (e) (h)	Toll free number portability in New Zealand	33.3	33.3	—	—	—	—
Money Solutions Pty Ltd (h)	Financial advice and education services	50.0	50.0	—	—	—	—
HelpYouPay Systems Pty Ltd (b)	Debt management services	—	50.0	—	—	—	—
HelpYouPay Pty Ltd (b)	Debt management services	—	50.0	—	—	—	—
Enhanced Processing Technologies Pty Ltd (a)	Business process outsourcing	60.0	60.0	1	—	—	—
Enhanced Processing Technologies Inc (incorporated in United States) (c)	Software sales	—	60.0	—	—	—	—
Adstream (Aust) Pty Ltd (c)	Digital advertising and asset management	—	33.3	—	3	—	3
3GIS Pty Ltd (e)	Management services	50.0	50.0	—	—	—	—
3GIS Partnership (e)	3G network services	50.0	50.0	—	—	—	—
Bridge Mobile Pte Ltd (incorporated in Singapore)	Regional roaming provider	12.5	12.5	1	1	—	—
m.Net Corporation Limited (d)	Mobile phone content provider	26.4	39.5	—	—	—	—

				2	36	—	33

Associated entities
Australia-Japan Cable Holdings Limited (incorporated in Bermuda) (d) (e) (h)	Network cable provider	46.9	39.9	—	—	—	—
Telstra Super Pty Ltd (a) (h)	Superannuation trustee	100.0	100.0	—	—	—	—
Keycorp Limited (d)	Electronic transactions solutions	47.6	47.8	18	8	18	8
Telstra Foundation Ltd (a)	Charitable trustee organisation	100.0	100.0	—	—	—	—
LinkMe Pty Ltd	Internet recruitment provider	40.0	40.0	3	4	—	—

				21	12	18	8

Unless noted at (e), all investments have a balance date of 30 June and are incorporated in Australia. Our voting power is the same as our ownership interest unless otherwise noted.
(i) This includes both the FOXTEL Partnership and the FOXTEL Television Partnership.

(*) The Telstra Group carrying amounts are calculated using the equity method of accounting. The Telstra Entity’s carrying amounts are at cost less any accumulated impairment loss.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
30. Investments in jointly controlled and associated entities (continued)
(a) Associated entities and jointly controlled entities in which we own more than 50% equity
•	We own 80% of the equity of FOXTEL Cable Television Pty Ltd. This entity is disclosed as a jointly controlled entity as the outside equity shareholders have participating rights that prevent us from dominating the decision making of the Board of Directors. Effective voting power is restricted to 50% and we have joint control.

•	We own 100% of the equity of Telstra Super Pty Ltd, the trustee for the Telstra Superannuation Scheme (Telstra Super). We do not consolidate Telstra Super Pty Ltd as we do not control the Board of Directors. We have equal representation with employee representatives on the Board. Our voting power is limited to 44%, which is equivalent to our representation on the Board. The entity is therefore classified as an associated entity as we have significant influence over it.

•	We own 100% of the equity of Telstra Foundation Ltd (TFL). TFL is limited by guarantee (guaranteed to $100) with Telstra Corporation Limited being the sole member. We did not contribute any equity to TFL on incorporation. TFL is the trustee of the Telstra Community Development Fund and manager of the Telstra Kids Fund. We do not consolidate TFL as we do not control the Board. However, due to our Board representation we significantly influence this entity. Our voting power is limited to 43%, which is equivalent to our representation on the Board.

•	We own 60% of the equity of Enhanced Processing Technologies Pty Ltd. This entity is subject to joint control based on the shareholders’ agreement, under which mutual consent of the shareholders is required in determining the financial and operating policies of the entity. As a result, it has been classified as a jointly controlled entity.
(b) Sale of investments
•	On 30 July 2005, we completed the sale of our 50% shareholding in HelpYouPay Pty Ltd. The revenue on sale of the investment was not considered significant.

•	On 30 July 2005, we completed the sale of our 50% shareholding in HelpYouPay Systems Pty Ltd. The revenue on sale of the investment was not considered significant.

•	On 16 February 2006, we completed the sale of our 35% shareholding in Xantic B.V. for $89 million (US$67 million). During fiscal 2006, we received $18 million (US$13 million) as a result of a capital return by Xantic B.V.
(c) Investments no longer equity accounted
•	On 22 December 2005, we acquired the remaining 40% shareholding in Enhanced Processing Technologies Inc giving us ownership of the entity. Prior to this date Enhanced Processing Technologies Inc was a jointly controlled entity and was equity accounted. Refer to note 29 for further details.

•	On 1 February 2006, we acquired an additional 24.7% shareholding in Adstream (Aust) Pty Ltd giving us a controlling interest. Prior to this date Adstream (Aust) Pty Ltd was a jointly controlled entity and was equity accounted. Refer to note 29 for further details.
(d) Other changes in jointly controlled and associated entities
•	On 1 July 2005, we acquired an intangible asset from our associated entity Keycorp Limited (Keycorp) for $55 million. We reduced the value of the intangible asset recognised and increased our investment in Keycorp to the extent to which this transaction is unrealised outside the Telstra Group. This resulted in a $26 million increase in the carrying value of our investment. Under the terms of the transaction Keycorp also returned capital to its shareholders, our share amounting to $16 million. Refer to (g) for details on our movements in the consolidated equity amount of our associated entities.

In addition, our investment in Keycorp decreased from 47.8% to 47.6% on 29 August 2005. The decrease was due to a dilution in our shareholding.

•	On 10 August 2005, our investment in m.Net Corporation Limited decreased from 39.5% to 26.4%. The decrease was due to a dilution in our shareholding.

•	On 16 November 2005, our investment in Australia-Japan Cable Holdings Limited increased from 39.9% to 46.9%. The increase was due to another investor forfeiting their interest in the investment.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
30. Investments in jointly controlled and associated entities (continued)
(e) Jointly controlled and associated entities with different balance dates
The following jointly controlled and associated entities have different balance dates to our balance date of 30 June for fiscal 2006:
•	Reach Ltd — 31 December;

•	TNAS Limited — 31 March;

•	3GIS Pty Ltd — 31 December;

•	3GIS Partnership — 31 December; and

•	Australia-Japan Cable Holdings Limited — 31 December.
Financial reports prepared as at 30 June are used for equity accounting purposes. Our ownership interest in jointly controlled and associated entities with different balance dates is the same at that balance date as 30 June unless otherwise noted.
(f) Share of jointly controlled and associated entities’ net (profits)/ losses

	Telstra Group
	Year ended 30 June
	2006	2005
	$m	$m

Net (profit)/loss from jointly controlled and associated entities has been contributed by the following entities:
Jointly controlled entities
- FOXTEL Partnerships	5	5
- Stellar Call Centres Pty Ltd	—	(3)
- Xantic B.V.	(12)	(5)

	(7)	(3)

Associated entities
- Keycorp Limited	1	(5)
- LinkMe Pty Ltd	1	—

	2	(5)

	(5)	(8)

Net (profit)/loss from jointly controlled entities has been adjusted by the following:
Jointly controlled entities
- Reach Ltd (i)	—	102

	(5)	94

(i)	In fiscal 2005, previously unrecognised equity accounted losses in Reach Ltd (Reach) were recognised due to our commitment to fund 50% of Reach’s committed capital expenditure, which was accounted for as an investment in Reach. Refer to note 36 for further details.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
30. Investments in jointly controlled and associated entities (continued)
(g) Other disclosures for jointly controlled and associated entities
The movements in the consolidated equity accounted amount of our jointly controlled and associated entities are summarised as follows:

		Jointly controlled
		entities		Associated entities
		Telstra Group		Telstra Group
		Year ended/As at		Year ended/As at
		30 June		30 June
		2006	2005	2006	2005
	Note	$m	$m	$m	$m

Carrying amount of investments at beginning of year		36	40	12	—
Additional investments made during the year		5	14	—	3

		41	54	12	3
Share of profits/(losses) before income tax expense		6	2	(3)	12
Share of income tax expense		—	(1)	1	(7)

Share of profits/(losses) for the year after income tax expense		6	1	(2)	5
Amortisation of unrealised inter-entity profits after income tax		1	2	—	—

Share of profits/(losses) for the year		7	3	(2)	5
Dividends and distributions received		—	(1)	—	(1)
Share of reserves		—	—	—	5
Share of foreign currency translation reserve and movements due to exchange rate translations		1	(2)	—	—
Sale, transfers and reductions of investments during the year		(47)	(16)	(15)	—
Other		—	—	26	—

Carrying amount of investments before reduction to recoverable amount		2	38	21	12
Impairment losses recognised in the income statement during the year		—	(2)	—	—

Carrying amount of investments at end of year	13	2	36	21	12

Our share of contingent liabilities of jointly controlled and associated entities — we are not directly liable for these		—	—	6	—

Our share of capital commitments contracted for by our jointly controlled and associated entities — we are not directly liable for these (i)		11	9	—	—

Our share of other expenditure commitments contracted for by our jointly controlled and associated entities (other than the supply of inventories) — we are not directly liable for these (i)		40	52	2	4

(i)	The commitments and guarantees of our jointly controlled entities for which we are directly liable are included within note 26 and note 27 respectively.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
30. Investments in jointly controlled and associated entities (continued)
(g) Other disclosures for jointly controlled and associated entities (continued)
Summarised presentation of all of our jointly controlled and associated entities’ assets, liabilities, revenue and expense items (including jointly controlled and associated entities where equity accounting has been suspended):

	Jointly controlled
	entities		Associated entities
	Telstra Group		Telstra Group
	Year ended/As at		Year ended/As at
	30 June		30 June
	2006	2005	2006	2005
	$m	$m	$m	$m

Current assets	556	695	73	131
Non current assets	811	909	346	354

Total assets	1,367	1,604	419	485

Current liabilities	950	1,521	58	88
Non current liabilities	927	579	536	502

Total liabilities	1,877	2,100	594	590

Net assets	(510)	(496)	(175)	(105)

Total income	2,152	2,335	150	174
Total expenses	2,067	2,140	180	211

Profit/(loss) before income tax expense	85	195	(30)	(37)
Income tax expense	3	8	4	6

Profit/(loss) for the year	82	187	(34)	(43)

Summarised presentation of our share of all our jointly controlled and associated entities revenue and expense items (including jointly controlled entities where equity accounting has been suspended):

Total income	1,369	1,377	71	81
Total expenses	1,326	1,280	85	96

Profit/(loss) before income tax expense	43	97	(14)	(15)
Income tax expense	2	5	2	3

Profit/(loss) for the year	41	92	(16)	(18)

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
30. Investments in jointly controlled and associated entities (continued)
(h) Suspension of equity accounting
Our unrecognised share of (profits)/losses for the period and cumulatively, for our entities where equity accounting has ceased and the investment is recorded at zero due to losses made by these entities and/or reductions in the equity accounted carrying amount, is shown below:

Telstra Group
Year ended 30 June
Period	Cumulative	Period	Cumulative
2006	2006	2005	2005
$m	$m	$m	$m

Jointly controlled entities
FOXTEL Partnerships	(1)	117	80	118
Reach Ltd	(34)	575	(206)	609

Associated entities
Australia-Japan Cable Holdings Limited	36	143	14	107

1	835	(112)	834

Equity accounting has also been suspended for the following jointly controlled and associated entities:
•	Customer Services Pty Limited;

•	FOXTEL Cable Television Pty Ltd;

•	TNAS Limited;

•	Money Solutions Pty Ltd; and

•	Telstra Super Pty Ltd.
There are no significant unrecognised profits/losses in these entities.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
31. Employee share plans
The Company has a number of employee share plans that are available for directors, executives and employees, these include:
•	the Telstra Employee Share Ownership Plans (TESOP99 and TESOP97); and

•	those conducted through the Telstra Growthshare Trust.
The nature of each plan, details of plan holdings, movements in holdings, and other relevant information is disclosed below:
(a) TESOP99 and TESOP97
As part of the Commonwealth’s sale of its shareholding in fiscal 2000 and fiscal 1998 we offered eligible employees the opportunity to buy ordinary shares of Telstra. These share plans were:
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
The loan shares, extra shares and in the case of TESOP99, the loyalty shares, were subject to a restriction on the sale of the shares or transfer to the employee for three years, or until the relevant employment ceased. This restriction period has now been fulfilled under each plan.
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
If the employee does not repay the loan when required, the trustee can sell the shares. The sale proceeds must then be used to pay the costs of the sale and any amount outstanding on the loan, after which the balance will be paid to the employee. The Telstra Entity’s recourse under the loan is limited to the amount recoverable through the sale of the employee’s shares.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
31. Employee share plans (continued)
(a) TESOP99 and TESOP97 (continued)
The following information details the number of outstanding equity instruments and loan balances relevant to the TESOP99 and TESOP97 plans:

	Employee share plans
	As at 30 June
	2006	2005

Market price of Telstra shares	$3.68 per share	$5.06 per share
Employee share loan balance	$130 million	$154 million

TESOP99
Remaining number of loan shares	14,387,400	14,535,900

TESOP97
Remaining number of loan shares	32,573,300	36,674,100
Remaining number of extra shares	8,143,325	9,168,525
The fair value of these shares as at 30 June 2006 based on the market value of Telstra shares at balance date amounts to $203 million (2005: $306 million).
The Telstra ESOP Trustee continues to hold the loan shares where the employee has ceased employment and elected not to repay the loan, until the share price is sufficient to recover the loan amount and associated costs. The Trustee will then sell the shares. As at 30 June 2006, there were 6,418,300 shares held for this purpose (2005: 5,603,100).
The movements in the number of instruments are as follows:

	TESOP97	TESOP99
	number	number

Equity instruments outstanding as at 30 June 2004	48,327,000	14,622,000
Exercised	(2,484,375)	(86,100)

Equity instruments outstanding as at 30 June 2005	45,842,625	14,535,900
Exercised	(5,126,000)	(148,500)

Equity instruments outstanding as at 30 June 2006	40,716,625	14,387,400

The weighted average loan still to be repaid for the TESOP97 equity instrument is $1.04 (2005: $1.33), and TESOP99 equity instrument is $6.13 (2005: $6.42).
The weighted average share price at the date of the transfers of Telstra shares relating to the exercise of these instruments was $3.95 for TESOP 99 (2005: $4.77) and $3.96 for TESOP 97 (2005: $4.77) based on the closing market price on those dates. The total proceeds received on exercise of TESOP99 was $5 million (2005: $4 million) and TESOP97 was $19 million (2005: $15 million).

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
31. Employee share plans (continued)
(b) Telstra Growthshare Trust
The Telstra Growthshare Trust commenced in fiscal 2000. Under the trust, Telstra operates a number of different short and long term incentive equity plans whereby the following equity based instruments may be allocated:
•	incentive shares;

•	sign-on bonus shares;

•	performance rights;

•	deferred shares;

•	restricted shares; and

•	options.
In addition, the following share plans are operated for our non executive directors and certain eligible employees:
•	directshares; and

•	ownshares.
The trustee for the trust is Telstra Growthshare Pty Ltd. This company is 100% owned by Telstra. Funding is provided to the Telstra Growthshare Trust to purchase Telstra shares on the market to underpin the equity instruments issued.
In fiscal 2006, we recorded an expense of $15 million for our share based payments (2005: $10 million). As at 30 June 2006, we had a total expense yet to be recognised of $25 million (2005: $17 million), which is expected to be recognised over a weighted average of 2 years (2005: 2 years).
Our election not to apply AASB 2: “Share based payment” (AASB 2) to equity instruments granted prior to 7 November 2002, as permitted under AASB 1: “First-time Adoption of Australian Equivalents to International Financial Reporting Standards” (AASB 1), has reduced the expense we have recorded, as well as the total expense we are yet to recognise. Refer to note 36(a) for further details.
Short term incentive equity plan
Incentive shares
In fiscal 2006, the Board allocated the executives’ half of their short term incentive payments as rights to acquire Telstra shares. These incentive shares vest in equal parts over a period of one, two and three years on the anniversary of their allocation date, subject to the executive’s continued employment with any entity that forms part of the Telstra Group. The executive can exercise their vested incentive shares at a cost of $1 in total for all of the incentive shares exercised on a particular day.
Once the vested incentive shares are exercised, Telstra shares will be transferred to the executive. Until this time, the executive cannot use the incentive shares (or vested incentive shares) to vote or receive dividends. Any dividends paid by the Company prior to exercise will increase the number of incentive shares allocated to the executive. The Board has decided not to continue the short term incentive share plan and the short term incentive payment for fiscal 2006 will be delivered in cash.
Incentive shares movements during the year
The following incentive shares were granted during fiscal 2006:

Effective commencement date of instruments	19 August 2005
Number of incentive shares issued	1,986,435
Market price of Telstra shares on grant date	$4.77
Exercise date - 1 year incentive shares	19 August 2006
Exercise date - 2 year incentive shares	19 August 2007
Exercise date - 3 year incentive shares	19 August 2008
Expiration date	2 years from each exercise date
During fiscal 2006, 53,467 incentive shares were forfeited due to resignation, and 97,382 incentive shares were exercised as a result of those executives being made redundant. As a result of the above movements, 1,835,586 incentive shares were outstanding as at 30 June 2006. There were no incentive shares that were exercisable at 30 June 2006.
The fair value of the August 2005 allocation of incentive shares was $4.77. This was calculated using a Black Scholes option pricing model. The following weighted average assumptions were used in determining the valuation:

Growthshare
incentive shares
August 2005

Risk free rate - 1 year incentive shares	5.12%
Risk free rate - 2 year incentive shares	5.06%
Risk free rate - 3 year incentive shares	5.06%
Expected stock volatility	15%
Long term incentive equity plans
(i) Nature of share plans
The purpose of the long term incentive plans is to align key executives’ rewards with shareholders’ interests, and reward performance improvement whilst supporting business plans and corporate strategies. These plans are administered through the Telstra Growthshare Trust. The Board determines who is invited to participate in the share plans.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
31. Employee share plans (continued)
(b) Telstra Growthshare Trust (continued)
Long term incentive equity plans
(i) Nature of share plans (continued)
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
Performance rights
We have seven types of performance rights on issue. These are:
•	total shareholder return (TSR) performance rights — are based on Telstra’s total shareholder return;

•	earnings per share (EPS) performance rights — are based on the growth of earnings per share in the year of allocation and two subsequent years;

•	operating expense growth (OEG) performance rights — are based on a reduction in Telstra’s operating expenses;

•	revenue growth (RG) performance rights — are based on increases in Telstra’s revenue;

•	network transformation (NT) performance rights — are based on completion of certain elements in Telstra’s network transformation program;

•	information technology transformation (ITT) performance rights — are based on a reduction in the number of business support systems (BSS) and operational support systems (OSS) systems used by companies in the Telstra Group; and

•	return on investment (ROI) performance rights — are based on an increase in the earnings before interest and tax for Telstra relative to the average investment.
For all types of performance rights, an executive is not entitled to Telstra shares before the performance rights allocated under Telstra Growthshare become vested performance rights and are therefore exercisable. If the performance hurdle is satisfied during the performance period, a specified number of performance rights as determined in accordance with the trust deed and terms of issue, will become vested performance rights. The vested performance rights can then be exercised at any time before the expiry date, otherwise they will lapse. Once the vested performance rights are exercised, Telstra shares will be transferred to the executive. Until this time, the executive cannot use the performance rights (or vested performance rights) to vote or receive dividends.
Telstra shares will be transferred to the executive on exercise of vested performance rights. The executive may exercise the performance rights at a cost of $1 in total for all of the performance rights exercised on a particular day.
Deferred shares
The executives were previously provided part of their annual fixed remuneration in the form of rights to Telstra shares that vest upon completing certain employment requirements. Generally, if an executive continues to be employed by an entity that forms part of the Telstra Group three years after the commencement date of the instrument, the deferred share will become a vested deferred share.
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

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
31. Employee share plans (continued)
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
(ii) Performance hurdles
Performance hurdles for instruments issued in fiscal 2006
TSR performance rights
For allocations of TSR performance rights issued in fiscal 2006, the applicable performance hurdle is based on the market value of Telstra shares and the value of accumulated dividends paid to Telstra shareholders. TSR performance rights vest if Telstra’s total shareholder return exceeds certain targets over the performance period, which is the five years to 30 June 2010. If the total shareholder return is:
•	equal to the minimum target then 50% of the allocation becomes exercisable (except for the CEO, who will receive 75% of the allocated performance rights);

•	between the maximum and minimum targets then the number of exercisable TSR performance rights is scaled proportionately between 50% and 100% (with the exception of the CEO whose number of performance rights is scaled proportionately between 75% and 100%);

•	equal to or greater than the maximum target then 100% of the TSR performance rights will become exercisable; or

•	is less than the minimum target all TSR performance rights will lapse.
OEG, RG, NT and ITT performance rights
For allocations of the OEG, RG, NT and ITT performance rights issued in fiscal 2006, the performance hurdles for the initial performance period are:
•	if the minimum target is achieved in the initial performance period, (1 July 2005 to 30 June 2008) then 50% of the allocation of performance rights will become exercisable (except for the CEO, who will receive 75% of the allocated performance rights);
•	if the result achieved is between the maximum and minimum targets, then the number of exercisable performance rights is scaled proportionately between 50% and 100% (with the exception of the CEO whose number of performance rights is scaled proportionately between 75% and 100%);

•	if the maximum target is achieved then 100% of the performance rights will become exercisable; or

•	if the minimum target is not achieved 25% of the performance rights allocated to the initial performance period will lapse.
Of the performance rights that have not become exercisable in the initial performance period, 75% will be added to the subsequent performance period allocation. The performance targets for the subsequent performance period (1 July 2005 to 30 June 2010) are:
•	if the minimum target is met, 50% of the allocation will become exercisable (except for the CEO, who will receive 75% of the allocated performance rights);

•	if the result achieved is between the maximum and minimum targets, then the number of exercisable performance rights is scaled proportionately between 50% and 100% (with the exception of the CEO whose number of performance rights is scaled proportionately between 75% and 100%); or

•	if the maximum target is achieved then all of the performance rights will become exercisable.
If the minimum target is not met in the subsequent performance period, all performance rights will lapse.
ROI performance rights
For the allocation of ROI performance rights issued in fiscal 2006, if the return on investment is:
•	equal to the minimum target then 50% of the allocation will become exercisable (except for the CEO, who will receive 75% of the allocated performance rights);

•	between the maximum and minimum targets, the number of exercisable ROI performance rights is scaled proportionately between 50% and 100% (with the exception of the CEO whose number of performance rights is scaled proportionately between 75% and 100%);

•	greater than the maximum target then 100% of the ROI performance rights will become exercisable; or

•	is less than the minimum target 25% of the allocated ROI performance rights will lapse.
If the ROI performance rights have not become exercisable in this period, 75% of these performance rights will be added to the allocation of TSR performance rights for measurement against the TSR performance hurdle. If this TSR performance hurdle is not achieved, all ROI performance rights will lapse.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
31. Employee share plans (continued)
(b) Telstra Growthshare Trust (continued)
(ii) Performance hurdles (continued)
Performance hurdle for instruments issued between 30 June 2001 and 30 June 2005
EPS performance rights
The number of EPS performance rights that become vested EPS performance rights, and therefore become exercisable, is based on the following:
•	if the cumulative growth in EPS from 1 July 2004 to 30 June 2007 is equal to 15.7% then 50% of the allocation becomes exercisable;

•	if the cumulative growth in EPS is greater than 15.7% and less than 33.1% then the number of exercisable performance rights is scaled proportionately between 50% and 100%;

•	if the cumulative growth in EPS exceeds 33.1% then 100% of the EPS performance rights will become exercisable; or

•	if Telstra does not achieve cumulative growth in EPS of 15.7%, all EPS performance rights will lapse.
TSR performance rights and options
For allocations of TSR performance rights made between 30 June 2001 and 30 June 2005, and options issued during fiscal 2002, the applicable performance hurdle is based on comparing Telstra’s total shareholder return (TSR) with the TSRs of the companies in the S&P/ASX 200 (Industrial) Index (peer group) within the performance period.
The companies in the peer group are anchored at the effective date of allocation, and this same peer group of companies are then tracked during the performance period. At the end of each quarter during the performance period, the 30 day average TSR is calculated for Telstra and the companies in the peer group for each trading day during that quarter.
Both the number of TSR performance rights and the number of options potentially exercisable are based on the following.
If in the first quarter of the performance period, Telstra’s percentile ranking is the 50th percentile or above then:
•	the number of TSR performance rights and options that become exercisable for that quarter is scaled proportionately from the 50th percentile (at which 50% of the allocation becomes exercisable) to the 75th percentile (at which 100% of the allocation becomes exercisable); and

•	in subsequent quarters, the number that become exercisable is based on the same proportionate scale, but is reduced by the number of performance rights or options that have previously become exercisable. The percentile ranking achieved needs to be above that achieved in previous quarters for additional performance rights and options to become exercisable.
If in the first quarter of the performance period, the percentile ranking is less than the 50th percentile then:
•	half of the allocation will lapse; and

•	in subsequent quarters, the remaining 50% of the options or performance rights will become exercisable if the ranking is the 50th percentile or above for that quarter.
If Telstra does not achieve or exceed the 50th percentile ranking in any quarter of the performance period, all TSR performance rights and options will lapse.
Performance hurdle for instruments issued prior to 30 June 2001
For all allocations prior to 30 June 2001, which include restricted shares and options, the applicable performance hurdle was that the average Telstra Accumulation Index must exceed the average S&P/ ASX 200 (Industrial) Index (replacing the superseded All Industrials Accumulation Index) for thirty consecutive days within the performance period. If the performance hurdle is satisfied for these allocations, all of the relevant options or restricted shares would become exercisable (i.e. they do not become exercisable on a proportionate basis).

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
31. Employee share plans (continued)
(b) Telstra Growthshare Trust (continued)
(ii) Performance hurdles (continued)
The following outlines the targets to be achieved for the fiscal 2006 allocation of performance rights to become exercisable:

	3 Year performance rights		5 Year performance rights
	Initial performance period		Subsequent performance period
	Minimum target	Maximum target	Minimum target	Maximum target

TSR performance rights	N/A	N/A	(a)	(a)

OEG performance rights	2.2% operating expense growth	1.2% operating expense growth	1.1% operating expense growth	0.0% operating expense growth

RG performance rights	2.0% revenue growth	2.5% revenue growth	2.0% revenue growth	2.5% revenue growth

NT performance rights	IP Core and Ethernet complete by 30 June 2008	IP Core and Ethernet complete by 31 December 2007	Multi Service Edge, Soft Switch Platform, Fibre to the Node and Wireless NGN complete by 30 June 2010	Multi Service Edge, Soft Switch Platform, Fibre to the Node and Wireless NGN complete by 31 December 2009

ITT performance rights	350 OSS and BSS systems	250 OSS and BSS systems	250 OSS and BSS systems	200 OSS and BSS systems

ROI performance rights	23.5% return on investment	24.5% return on investment	N/A	N/A

(a)	The applicable performance hurdle is based on the market value of Telstra shares and the value of accumulated dividends paid to Telstra shareholders. This has been set by the Board.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
31. Employee share plans (continued)
(b) Telstra Growthshare Trust (continued)
(iii) Instruments outstanding at the beginning of fiscal 2006
The following performance rights, deferred shares, restricted shares and options were outstanding at the start of fiscal 2006, but were yet to vest with executives.

	Number of					Exercise date
	instruments	Commencement	Performance		Exercise	(once performance
	outstanding	date	hurdle period		price	hurdle met)
			from	to		anytime before:
Growthshare 2001 - Sept 2000 allocation
Options	2,413,900	8 Sept 2000	8 Sept 2003	8 Sept 2005	$6.28	8 Sept 2010
Restricted shares	500,600	8 Sept 2000	8 Sept 2003	8 Sept 2005	$1 per parcel exercised	8 Sept 2005

Growthshare 2001 - March 2001 allocation
Options	150,000	16 March 2001	16 March 2004	16 March 2006	$6.55	16 March 2011
Restricted shares	40,000	16 March 2001	16 March 2004	16 March 2006	$1 per parcel exercised	16 March 2006

Growthshare 2002 - Sept 2001 allocation
Options	13,325,153	6 Sept 2001	6 Sept 2004	6 Sept 2006	$4.90	6 Sept 2011
TSR Performance rights	1,273,782	6 Sept 2001	6 Sept 2004	6 Sept 2006	$1 per parcel exercised	8 Dec 2006

Growthshare 2002 - March 2002 allocation
Options	1,602,000	14 March 2002	14 March 2005	14 March 2007	$5.63	14 March 2012
TSR Performance rights	136,000	14 March 2002	14 March 2005	14 March 2007	$1 per parcel exercised	14 June 2007

Growthshare 2003 - Sept 2002 allocation
Deferred shares	1,774,023	5 Sept 2002	N/A		$1 per parcel exercised	5 Sept 2007
TSR Performance rights	3,687,224	5 Sept 2002	5 Sept 2005	5 Sept 2007	$1 per parcel exercised	5 Dec 2007

Growthshare 2003 - March 2003 allocation
Deferred shares	18,600	7 March 2003	N/A		$1 per parcel exercised	7 March 2008
TSR Performance rights	37,200	7 March 2003	7 March 2006	7 March 2008	$1 per parcel exercised	7 June 2008

Growthshare 2004 - Sept 2003 allocation
Deferred shares	2,025,008	5 Sept 2003	N/A		$1 per parcel exercised	5 Sept 2008
TSR Performance rights	4,099,546	5 Sept 2003	5 Sept 2006	5 Sept 2008	$1 per parcel exercised	5 Dec 2008

Growthshare 2004 - February 2004 allocation
Deferred shares	18,350	20 Feb 2004	N/A		$1 per parcel exercised	20 Feb 2009
TSR Performance rights	36,700	20 Feb 2004	20 Feb 2007	20 Feb 2009	$1 per parcel exercised	20 May 2009

Growthshare 2005 - August 2004 allocation
TSR Performance rights	2,424,714	20 Aug 2004	20 Aug 2007	20 Aug 2009	$1 per parcel exercised	20 Nov 2009
EPS Performance rights	2,424,714	20 Aug 2004	1 July 2004	30 June 2007	$1 per parcel exercised	20 Nov 2009
As deferred shares are allocated as annual fixed remuneration, there is no performance hurdle. Generally, deferred shares will become vested deferred shares after a specified service period.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
31. Employee share plans (continued)
(b) Telstra Growthshare Trust (continued)
(iv) Instruments granted during the financial year
The following performance rights were granted in February 2006 in relation to the 2005 long term incentive plan:

	TSR	OEG	RG	NT	ITT	ROI
	performance	performance	performance	performance	performance	performance
	rights	rights	rights	rights	rights	rights

Number of executives who were allocated performance rights	220	220	220	220	220	220
Effective commencement date of instruments	24 Feb 2006	24 Feb 2006	24 Feb 2006	24 Feb 2006	24 Feb 2006	24 Feb 2006

Performance hurdle period — i.e. over what time period executives have to	1 July 2005 to	1 July 2005 to	1 July 2005 to	1 July 2005 to	1 July 2005 to	1 July 2005 to
satisfy the performance hurdle for the instruments to vest	30 June 2010	30 June 2008	30 June 2008	30 June 2008	30 June 2008	30 June 2008

Subsequent performance hurdle period		1 July 2005 to	1 July 2005 to	1 July 2005 to	1 July 2005 to
	N/A	30 June 2010	30 June 2010	30 June 2010	30 June 2010	N/A

Number of performance rights issued	571,943	1,143,886	1,143,886	857,914	857,914	1,143,886

Exercise price (once the performance rights	$1 per parcel	$1 per parcel	$1 per parcel	$1 per parcel	$1 per parcel	$1 per parcel
become exercisable)	of instruments	of instruments	of instruments	of instruments	of instruments	of instruments
	exercised	exercised	exercised	exercised	exercised	exercised

Market price of Telstra shares on commencement date	$3.87	$3.87	$3.87	$3.87	$3.87	$3.87

Fair value (per instrument)	$0.66	$3.18	$3.18	$3.18	$3.18	$3.37

Exercise date (once the instruments become	any time	any time	any time	any time	any time	any time
exercisable)	before	before	before	before	before	before
	19 Aug 2012	19 Aug 2012	19 Aug 2012	19 Aug 2012	19 Aug 2012	19 Aug 2012

The following performance rights were granted in August 2004:

	TSR performance	EPS performance
	rights	rights

Number of executives who were allocated performance rights	178	178
Effective commencement date of performance rights	20 Aug 2004	20 Aug 2004

Performance hurdle period — i.e. over what time period executives have to satisfy the performance hurdle for the instruments to vest	20 Aug 2007 to 20 Aug 2009	1 Jul 2004 to 30 Jun 2007

Number of performance rights issued	2,473,000	2,473,000

Exercise price (once the instruments become exercisable)	$1 per parcel of	$1 per parcel of
	instruments	instruments
	exercised	exercised

Market price of Telstra shares on commencement date	$4.89	$4.89

Fair value (per instrument)	$2.63	$4.18

Exercise date (once the instruments become exercisable)	any time before	any time before
	20 Nov 2009	20 Nov 2009

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
31. Employee share plans (continued)
(b) Telstra Growthshare Trust (continued)
(iv) Instruments granted during the financial year (continued)
The fair value was calculated using a valuation technique that is consistent with the Black Scholes methodology and utilises Monte Carlo simulations. The following weighted average assumptions were used in determining the valuation:

	Growthshare
	performance rights
	Feb 2006	Aug 2004

Share price	$3.87	$4.89
Risk free rate	5.20%	5.39%
Dividend yield	6.0%	5.5%
Expected stock volatility	19%	13.1%
Expected life — performance rights	date the instruments become exercisable	5.25 years
Expected rate of achievement of TSR performance hurdles	15%	62%

The expected stock volatility is a measure of the amount by which the price is expected to fluctuate during a period. This was based on historical daily and weekly closing share prices.
As the RG, OEG, NTT, IT and ROI performance rights are not based on market conditions, no adjustment for the expected achievement of the performance hurdles was made in the valuation.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
31. Employee share plans (continued)
(b) Telstra Growthshare Trust (continued)
(v) Instruments which have been forfeited during the financial year
The following instruments issued to participating employees have been forfeited during the financial year due to cessation of employment:

	Instruments forfeited
	during year ended 30 June
Allocation	2006	2005

Options
September 2000	—	419,447
September 2001	888,153	1,631,444
March 2002	—	80,000

Restricted shares
September 2000	—	86,608

Deferred shares
September 2002	41,292	105,856
March 2003	506	3,500
September 2003	94,713	116,595

TSR Performance rights
September 2001	5,500	158,762
March 2002	—	6,800
September 2002	180,281	223,096
March 2003	1,012	7,000
September 2003	272,118	244,648
August 2004	198,314	48,286
February 2006	4,612	—

EPS Performance rights
August 2004	198,314	48,286

OEG Performance rights
February 2006	9,225	—

RG Performance rights
February 2006	9,225	—

NT Performance rights
February 2006	6,918	—

ITT Performance rights
February 2006	6,918	—

ROI Performance rights
February 2006	9,225	—
(vi) Instruments exercised during the financial year
In fiscal 2006, there were 2,000 (2005: nil) options that were exercised from the September 2001 allocation at the exercise price of $4.90. The total proceeds received on exercise of these options was $9,800 (2005: nil). The share price at the date of the transfers of Telstra shares relating to these options was $4.81 (2005: nil).
There were 1,241,282 (2005: nil) performance rights exercised from the September 2001 allocation. These instruments were exercised at various dates throughout the year. The weighted average share price at the date of the transfers of Telstra shares relating to the exercise of these instruments was $4.69 (2005: nil) based on the closing market price on those dates.
There was also 1,516,003 deferred shares (2005: 49,834) that were exercised from the September 2002 allocation, 2,094 (2005: nil) deferred shares from the March 2003 and 500,054 deferred shares (2005: 27,486) that were exercised from the September 2003 allocation. These instruments were exercised at various dates throughout the year. The weighted average share price at the date of the transfers of Telstra shares relating to the exercise of these instruments was $4.43 (2005: $4.87) based on the closing market price on those dates.
The total proceeds received on exercise of our options, deferred shares and performance rights was $10,027 (2005: $8), which includes $9,800 from the exercise of our September 2001 allocation of options.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
31. Employee share plans (continued)
(b) Telstra Growthshare Trust (continued)
(vii) Instruments which have expired during the financial year
The following instruments issued to participating employees have expired due to the performance hurdle not being met:

	Instruments expired
	during year ended 30 June
Allocation	2006	2005

Options
September 1999	—	1,395,000
September 2000	2,413,900	—
March 2001	150,000	—
September 2001	—	16,846,680
March 2002	801,000	—

Restricted shares
September 1999	—	236,500
September 2000	500,600	—
March 2001	40,000	—

TSR Performance rights
September 2001		1,607,066
March 2002	68,000	—
September 2002	1,865,832	—
(viii) Instruments outstanding at the end of fiscal 2006
After movements in our share plans during the financial year, the following instruments remain outstanding as at 30 June 2006:

Number
outstanding
As at 30 June 2006
Growthshare 2002 - Sept 2001 allocation
Options	12,435,000
TSR Performance rights	27,000

Growthshare 2002 - March 2002 allocation
Options	801,000
TSR Performance rights	68,000

Growthshare 2003 - Sept 2002 allocation
Deferred shares	216,728
TSR Performance rights	1,641,111

Growthshare 2003 - March 2003 allocation
Deferred shares	16,000
TSR Performance rights	36,188

Growthshare 2004 - Sept 2003 allocation
Deferred shares	1,430,241
TSR Performance rights	3,827,428

Growthshare 2004 - February 2004 allocation
Deferred shares	18,350
TSR Performance rights	36,700

Growthshare 2005 - August 2004 allocation
TSR Performance Rights	2,226,400
EPS Performance Rights	2,226,400

Growthshare 2006 - February 2006 allocation
TSR Performance Rights	567,331
OEG Performance Rights	1,134,661
RG Performance Rights	1,134,661
NT Performance Rights	850,996
ITT Performance Rights	850,996
ROI Performance Rights	1,134,661
Only the September 2001 allocation of options and TSR performance rights, and the September 2002 allocation of deferred shares have become vested instruments, however, they are yet to be exercised.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
31. Employee share plans (continued)
(b) Telstra Growthshare Trust (continued)
(ix) Summary of movements

	Incentive shares (i)		Options		Restricted shares		Deferred shares		Performance rights (ii)
		Weighted		Weighted		Weighted		Weighted		Weighted
		average fair		average fair		average fair		average fair		average fair
	Number	value	Number	value	Number	value	Number	value	Number	value

Equity instruments outstanding as at 30 June 2004	—	—	37,863,624	$1.18	863,708	$4.18	4,139,252	$4.34	11,517,824	$2.98
Granted	—	—	—	—	—	—	—	—	4,946,000	$3.41
Forfeited	—	—	(2,130,891)	$1.22	(86,608)	$3.62	(225,951)	$4.34	(736,878)	$3.04
Exercised	—	—	—	—	—	—	(77,320)	$4.37	—	—
Expired	—	—	(18,241,680)	$1.15	(236,500)	$5.64	—	—	(1,607,066)	$2.86

Equity instruments outstanding as at 30 June 2005	—	—	17,491,053	$1.20	540,600	$3.63	3,835,981	$4.34	14,119,880	$3.14
Granted	1,986,435	$4.77	—	—	—	—	—	—	5,719,429	$2.97
Forfeited	(150,849)	$4.77	(888,153)	$1.13	—	—	(136,511)	$4.32	(901,662)	$3.19
Exercised	—	—	(2,000)	$1.13	—	—	(2,018,151)	$4.38	(1,241,282)	$2.86
Expired	—	—	(3,364,900)	$1.49	(540,600)	$3.63	—	—	(1,933,832)	$2.99

Equity instruments outstanding as at 30 June 2006	1,835,586	$4.77	13,236,000	$1.13	—	—	1,681,319	$4.30	15,762,533	$3.12

Equity instruments exercisable as at 30 June 2006	105,899	$4.77	12,435,000	$1.13	—	—	216,728	$4.41	27,000	$2.86

(i)	The incentive shares exercisable relate to those executives that have been made redundant and are then consequently entitled to the incentive shares.

(ii)	Performance rights include TSR, EPS, OEG, RG, NT, ITT and ROI performance rights.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
31. Employee share plans (continued)
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
(ii) Instruments outstanding at the beginning of fiscal 2006
The following directshares and ownshares were outstanding at the start of fiscal 2006 but were held by the trustee for the benefit of the relevant directors or employees pending expiration of the restriction period:

Number of
instruments
Directshares	outstanding

15 September 2000 allocation	4,364
19 March 2001 allocation	7,439
14 September 2001 allocation	9,463
14 March 2002 allocation	11,857
5 September 2002 allocation	12,937
7 March 2003 allocation	29,922
5 September 2003 allocation	23,132
20 February 2004 allocation	26,369
20 August 2005 allocation	7,567
19 February 2005 allocation	26,013

159,063

Ownshares

15 September 2000 allocation	49,928
14 September 2001 allocation	47,202
5 September 2002 allocation	471,135
28 October 2002 allocation	138,232
5 September 2003 allocation	333,587
31 October 2003 allocation	207,140
20 August 2004 allocation	318,074
29 October 2004 allocation	247,168

1,812,466

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
31. Employee share plans (continued)
(b) Telstra Growthshare Trust (continued)
(iii) Instruments granted during the financial year
The following directshares were granted in August and February of fiscal 2006 and fiscal 2005:

		Directshare Equity Plan
	Aug 2005	Feb 2006	Aug 2004	Feb 2005

Number of eligible non-executive directors	6	6	8	8
Number of participants in the plan	6	6	8	8
Grant date of shares	19 August 2005	17 February 2006	20 August 2004	19 February 2005

Number of shares allocated	20,699	31,286	7,567	26,013
Fair value of shares allocated	$4.78 per share	$4.05 per share	$4.89 per share	$5.29 per share
Total fair value of shares allocated	$98,941	$126,708	$37,003	$137,609

The following ownshares were granted in August and October of fiscal 2006 and fiscal 2005:

		Ownshare Equity Plan
	Aug 2005	Oct 2005	Aug 2004	Oct 2004

Number of eligible participants	9,612	17,559	8,975	16,062
Number of participants in the plan	414	151	311	173
Grant date of shares	19 August 2005	28 October 2005	20 August 2004	29 October 2004

Number of shares allocated	506,420	270,415	348,240	250,386
Fair value of shares allocated	$4.78 per share	$4.18 per share	$4.89 per share	$4.67 per share
Total fair value of shares allocated	$2,420,688	$1,130,335	$1,702,894	$1,169,303

On an allocation of directshares and ownshares, the participants in the plans are not required to make any payment to the Telstra Entity. The August allocation of ownshares relates to employees short term incentive payments and the October allocation relates to shares acquired through salary sacrifice by employees.
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
31. Employee share plans (continued)
(b) Telstra Growthshare Trust (continued)
(iv) Instruments exercised during the financial year
Directshares and ownshares are not required to be exercised. The fully paid shares held by the Telstra Growthshare Trust relating to these instruments are merely transferred to the participants at the completion of the restriction period.
The following fully paid shares have been distributed from the Telstra Growthshare Trust at various dates throughout fiscal 2006 to directors and executives under the directshare and ownshare plans respectively:

	No. of shares
	distributed	Fair value

Directshares	45,060	$189,415
Ownshares	901,607	$3,763,870
The following fully paid shares relating to the same plans were distributed during fiscal 2005:

	No. of shares
	distributed	Fair value

Directshares	13,644	$68,629
Ownshares	425,950	$2,033,620
The fair value of directshares and ownshares distributed is determined through reference to the closing market price of a Telstra share on the date of transfer.
(v) Instruments outstanding at the end of fiscal 2006

No. of instruments
outstanding as at
Directshares	30 June 2006

14 September 2001 allocation	5,616
14 March 2002 allocation	8,348
5 September 2002 allocation	8,933
7 March 2003 allocation	23,879
5 September 2003 allocation	18,488
20 February 2004 allocation	21,380
20 August 2005 allocation	6,223
19 February 2005 allocation	21,136
19 August 2005 allocation	20,699
17 February 2006 allocation	31,286

165,988

No. of instruments
outstanding as at
Ownshares	30 June 2006

14 September 2001 allocation	32,395
5 September 2003 allocation	293,764
31 October 2003 allocation	165,932
20 August 2004 allocation	282,031
29 October 2004 allocation	194,084
19 August 2005 allocation	474,237
28 October 2005 allocation	245,251

1,687,694

Sign-on bonus shares
Certain eligible employees may be provided sign-on bonus shares upon commencing employment at Telstra. These shares are held in trust, although the participant retains the beneficial interest in the shares (dividends, voting rights, bonuses or rights issues) until they are transferred at expiration of the restriction period.
The restriction period continues:
•	until a date determined by the chief executive officer; or
•	until the Board of Telstra determines that an ‘event’ has occurred.
At the end of the restriction period, the sign-on bonus shares will be transferred to the participating employee. The employee is not able to deal in the shares until this transfer has taken place.
There were 67,694 (2005: nil) sign-on bonus shares issued in fiscal 2006 to one employee (2005: nil) on 30 March 2006. The fair value of the shares allocated was $3.69 with a total fair value allocated of $249,791. These shares were still outstanding at 30 June 2006.
The fair value of the sign-on bonus shares is based on the weighted average price of a Telstra share in the week ending on the day before allocation date.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
32. Key management personnel compensation
Our key management personnel (KMP) have authority and responsibility for planning, directing and controlling the activities of the Telstra Group. Our KMP consist of:
•	the directors’ of the Telstra Entity; and
•	certain executives in the Chief Executive Officer’s (CEO’s) senior leadership team, referred to as a ‘senior executive’ in this report.
Directors
During fiscal 2006 and fiscal 2005, the directors’ of the Telstra Entity were:

Name	Position

Current directors
Donald G McGauchie	Chairman, Non Executive Director, appointed Chairman 20 July 2004
Solomon D Trujillo	Chief Executive Officer and Executive Director, appointed 1 July 2005
Belinda J Hutchinson	Non Executive Director,
Catherine B Livingstone	Non Executive Director,
Charles Macek	Non Executive Director,
John W Stocker	Non Executive Director,
Peter Willcox	Non Executive Director, appointed 17 May 2006
John Zeglis	Non Executive Director, appointed 17 May 2006

Former directors
John T Ralph	Deputy Chairman, Non Executive Director, retired 11 August 2005
Zygmunt E Switkowski	Chief Executive Officer and Executive Director, resigned 1 July 2005
Samuel H Chisholm	Non Executive Director, resigned 28 October 2004
Anthony J Clark	Non Executive Director, retired 11 August 2005
John E Fletcher	Non Executive Director, resigned 30 June 2006
Senior executives
On 1 July 2005, Mr Solomon Trujillo was appointed CEO and Executive Director. Subsequent to Mr Trujillo’s appointment, we reassessed our KMP in light of the new organisational structure. The senior executives that qualified as KMP for the current year were:

Name	Position

Fiscal 2006 senior executives
Bruce Akhurst	Chief Executive Officer, Sensis
Kate McKenzie	Group Managing Director, Telstra Wholesale, appointed 16 January 2006
David Moffatt	Group Managing Director, Telstra Consumer Marketing and Channels
Deena Shiff	Group Managing Director, Telstra Business, appointed 30 January 2006; previously Group Managing Director Telstra Wholesale from 1 January 2005 to 30 January 2006
John Stanhope	Chief Financial Officer and Group Managing Director, Finance and Administration
David Thodey	Group Managing Director, Telstra Enterprise and Government
Gregory Winn	Group Managing Director, Telstra Operations, appointed 11 August 2005

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
32. Key management personnel compensation (continued)
Senior executives (continued)
During fiscal 2005, the senior executives that formed part of our KMP were:

Name	Position

Fiscal 2005 senior executives
Bruce Akhurst	Chief Executive Officer, Sensis, appointed 1 January 2005; previously Group General Council and Group Managing Director, Telstra Wholesale, Telstra Broadband and Media until 31 December 2004
Douglas Campbell	Group Managing Director, Telstra Country Wide, retired 31 December 2005
David Moffatt	Group Managing Director, Telstra Consumer and Marketing
Ted Pretty	Group Managing Director, Telstra Technology, Innovation and Products, ceased 19 August 2005
Michael Rocca	Group Managing Director, Infrastructure Services
Bill Scales	Group Managing Director, Regulatory, Corporate and Human Relations, retired 12 August 2005
Deena Shiff	Group Managing Director, Telstra Wholesale appointed 1 January 2005
John Stanhope	Chief Financial Officer and Group Managing Director, Finance and Administration
David Thodey	Group Managing Director, Telstra Enterprise and Government
Certain senior executives classified as KMP in the prior year have either resigned, retired or are no longer considered KMP for the purposes of the applicable accounting standard in fiscal 2006.
KMP aggregate compensation
During fiscal 2006 and fiscal 2005, the aggregate compensation provided to our KMP was:

	Telstra Group		Telstra Entity
	As at 30 June		As at 30 June
	2006	2005	2006	2005
	$m	$m	$m	$m

Short term employee benefits	21,841,244	16,183,799	21,841,244	16,183,799
Post employment benefits	2,029,681	1,468,559	2,029,681	1,468,559
Other long term benefits	245,279	272,833	245,279	272,833
Termination benefits	4,027,495	—	4,027,495	—
Equity settled share based payments	4,907,315	9,249,062	4,907,315	9,249,062

	33,051,014	27,174,253	33,051,014	27,174,253

The compensation for each individual KMP with additional details regarding the category of compensation is provided on the following pages.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
32. Key management personnel compensation (continued)
KMP individual compensation
During fiscal 2006, the compensation provided to each individual KMP was:

	Short term employee benefits				Post employment		Other long	Termin-	Equity settled share based payments
	Salary &	Short term	Non-		Superan-	Retirement	term	ation	Short term		Deferred	Other
Year ended	fees	incentives	monetary	Other	nuation	benefits	benefits	benefits	incentives	Directshare	shares	equity	Total
30 June 2006	$	$	$	$	$	$	$	$	$	$	$	$	$

Directors
D McGauchie	312,236	—	3,078	—	12,158	60,094	—	—	—	81,099	—	—	468,665
J Ralph (a) (e)	17,474	—	380	—	—	—	—	462,548	—	—	—	—	480,402
S Trujillo (b) (c)	2,987,861	2,581,200	—	1,745,011	1,012,139	—	75,000	—	—	—	—	309,305	8,710,516
Z Switkowski (a) (d)	5,451	—	35	—	281	—	—	3,151,526	—	—	491,049	4,516	3,652,858
A Clark (a) (e)	9,015	—	458	—	970	—	—	278,846	—	—	—	—	289,289
J Fletcher (a) (e)	94,209	—	2,775	—	8,056	—	—	134,575	—	26,422	—	—	266,037
B Hutchinson	100,611	—	2,288	—	18,551	11,943	—	—	—	29,740	—	—	163,133
C Livingstone	113,063	—	2,288	—	10,998	11,849	—	—	—	31,015	—	—	169,213
C Macek	123,032	—	2,748	—	11,227	12,099	—	—	—	33,565	—	—	182,671
J Stocker	110,817	—	2,288	—	39,006	13,026	—	—	—	37,390	—	—	202,527
P Willcox (b)	11,872	—	—	—	1,069	—	—	—	—	3,235	—	—	16,176
J Zeglis (b)	12,941	—	—	—	—	—	—	—	—	3,235	—	—	16,176

	3,898,582	2,581,200	16,338	1,745,011	1,114,455	109,011	75,000	4,027,495	—	245,701	491,049	313,821	14,617,663

Senior executives
B Akhurst	984,974	1,519,035	11,740	—	188,026	—	29,325	—	276,443	—	115,592	650,036	3,775,171
K McKenzie (b)	223,280	180,950	—	—	20,787	—	6,026	—	22,067	—	—	30,871	483,981
D Moffatt	876,970	1,019,991	18,138	—	316,030	—	29,825	—	131,095	—	129,101	779,461	3,300,611
D Shiff	645,857	768,951	6,062	—	116,643	—	20,000	—	155,829	—	37,438	214,391	1,965,171
J Stanhope	919,499	655,412	9,668	—	101,001	—	25,825	—	126,792	—	76,968	335,804	2,250,969
D Thodey	1,031,086	926,798	8,248	—	52,914	—	27,100	—	108,869	—	105,198	560,789	2,821,002
G Winn (b) (f)	1,280,944	1,408,918	1,685	1,101,907	10,814	—	32,178	—	—	—	—	—	3,836,446

	5,962,610	6,480,055	55,541	1,101,907	806,215	—	170,279	—	821,095	—	464,297	2,571,352	18,433,351

	9,861,192	9,061,255	71,879	2,846,918	1,920,670	109,011	245,279	4,027,495	821,095	245,701	955,346	2,885,173	33,051,014

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
32. Key management personnel compensation (continued)
KMP individual compensation (continued)

(a)	These personnel retired or resigned from their position during fiscal 2006. After the date of retirement or resignation, these personnel were not considered to be KMP. As a result, the disclosed compensation includes only compensation during their period of services as a KMP.

(b)	These personnel were appointed to the position during fiscal 2006. Prior to the date of appointment, these personnel were not considered to be KMP. As a result, the disclosed compensation includes only compensation from the date of appointment.

(c)	On commencement of employment, Mr Trujillo received a one-off sign-on bonus of $1,000,000. This bonus was subsequently transferred to superannuation during fiscal 2006.

In addition, Mr Trujillo received a sign-on incentive in the amount of 50% of his maximum potential benefit under the short term incentive plan ($1,500,000), which has been included in short term incentives. The amount of the sign-on incentive was deducted from his potential short term incentive for the first year of employment.

Other compensation for Mr Trujillo relates to compensation provided for tax equalisation, travel, accommodation and certain relocation costs.

(d)	Dr Switkowski ceased employment with the Company effective 1 July 2005. As a result, Dr Switkowski’s compensation includes one day of benefits, together with his termination benefits and equity settled share based payments.

Termination benefits relate to entitlements under Dr Switkowski’s employment contract, equal to 12 months fixed remuneration, in addition to accrued annual leave and long service leave entitlements. Fixed remuneration comprises salary, superannuation and the value of salary sacrificed items.

Other equity compensation represents one day of expense for various instruments, including options, performance rights and restricted shares. These instruments are subject to performance hurdles and may become exercisable in future reporting periods. Refer note 33 for further details on Dr. Switkowski’s holdings of equity instruments upon leaving the Company.

Upon ceasing employment, the deferred shares previously allocated to Dr Switkowski vested and became immediately exercisable. As such, the unamortised amount of compensation was immediately recognised.

(e)	Termination benefits paid during fiscal 2006 are to directors that resigned or retired during the year. Termination benefits represent the payment of retirement benefits that accumulated during the period of employment.

(f)	Other compensation for Mr Winn comprises a one-off sign-on bonus of $500,000 and compensation provided for tax equalisation, travel, accommodation and certain relocation costs.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
32. Key management personnel compensation (continued)
KMP individual compensation (continued)
During fiscal 2005, the compensation provided to each individual KMP was:

	Short term employee benefits				Post employment		Other long	Equity settled share based payments
		Short term	Non-		Superan-	Retirement	term		Deferred
Year ended	Salary & fees	incentives	monetary	Other	nuation	benefits	benefits	Directshare	shares	Other equity	Total
30 June 2005	$	$	$	$	$	$	$	$	$	$	$

Directors
D McGauchie	225,503	—	2,317	2,837	11,484	195,396	—	60,054	—	—	497,591
J Ralph	142,957	—	2,253	—	—	79,940	—	19,305	—	—	244,455
Z Switkowski	1,830,900	1,961,000	24,357	—	101,850	—	52,300	—	725,912	2,045,313	6,741,632
S Chisholm (a)	—	—	—	—	—	—	—	—	—	—	—
A Clark	75,706	—	2,753	—	8,493	48,811	—	13,114	—	—	148,877
J Fletcher	43,795	—	3,015	—	6,705	35,603	—	40,000	—	—	129,118
B Hutchinson	70,065	—	2,253	—	6,692	32,004	—	19,189	—	—	130,203
C Livingstone	77,764	—	2,253	—	8,537	46,216	—	21,575	—	—	156,345
C Macek	79,584	—	2,057	—	8,717	40,160	—	22,075	—	—	152,593
J Stocker	71,975	—	2,253	—	6,478	73,130	—	52,173	—	—	206,009

	2,618,249	1,961,000	43,511	2,837	158,956	551,260	52,300	247,485	725,912	2,045,313	8,406,823

Senior executives
B Akhurst	927,664	523,600	11,893	—	177,086	—	29,325	—	196,141	732,594	2,598,303
D Campbell	941,394	310,600	10,149	—	88,356	—	26,825	—	196,141	732,354	2,305,819
D Moffatt (c)	1,133,165	248,300	18,781	400,000	11,585	—	29,825	—	220,968	801,183	2,863,807
T Pretty (c)	1,120,581	540,500	22,370	260,000	24,169	—	29,825	—	224,936	789,217	3,011,598
M Rocca	735,791	416,600	9,817	—	140,459	—	23,375	—	145,754	401,479	1,873,275
B Scales	681,167	428,700	9,635	—	117,583	—	21,625	—	121,946	326,788	1,707,444
D Shiff (b)	277,321	295,150	1,326	—	47,680	—	8,058	—	30,641	102,562	762,738
J Stanhope	800,685	240,150	11,398	—	99,065	—	24,575	—	105,628	365,338	1,646,839
D Thodey	966,890	206,200	8,375	—	52,360	—	27,100	—	176,235	560,447	1,997,607

	7,584,658	3,209,800	103,744	660,000	758,343	—	220,533	—	1,418,390	4,811,962	18,767,430

	10,202,907	5,170,800	147,255	662,837	917,299	551,260	272,833	247,485	2,144,302	6,857,275	27,174,253

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
32. Key management personnel compensation (continued)
KMP individual compensation (continued)

(a)	During fiscal 2005, Mr Chisholm declined to receive fees for his Board duties to Telstra. Mr Chisholm resigned during fiscal 2005.

(b)	Ms Shiff was appointed to the position of Group Managing Director during fiscal 2005. Prior to the date of appointment, Ms Shiff was not considered to be a KMP. As a result, the disclosed compensation includes only compensation from the date of appointment.

(c)	Relates to annual contract payments made to certain executives for continued service with Telstra or as part of their employment contract. These payments were determined at the executives’ initial entry into their contract for employment with the Company.
Principles of compensation
Our directors are remunerated in accordance with the constitution, which provides for the aggregate limit for directors’ fees to be set and varied only by approval of a resolution at the annual general meeting of shareholders. Our constitution provides that the allocation of fees to directors within the pool limit shall be determined by the Board.
In order to maintain the directors independence and impartiality, the compensation of the non-executive directors is not linked to the performance of the Company, except through their participation in Directshares. Our directors must sacrifice at least 20% of their fees into Telstra shares to align their interests with those of our shareholders, refer to note 31 for further details on Directshares.
The Telstra Entity has a Remuneration Committee, which is a committee of Board members responsible for reviewing and recommending to the Board the compensation arrangements for the CEO and executives, which includes the senior executives defined as KMP.
Our compensation structure includes both fixed remuneration and performance incentives designed to complement each other and support the execution of our business strategy in both the short and long term. Fixed compensation comprised salary, superannuation and the value of salary sacrificed items.
We reward our senior executives for performance through a combination of short term incentives (STI) and long term incentives (LTI). The STI rewards the CEO and executives for meeting or exceeding specific key annual business and individual performance measures. Measures and targeted achievement levels are reviewed each year to reflect changes in the business priorities for the forthcoming year.
The STI in relation to fiscal 2006 will be delivered in cash. The STI in relation to fiscal 2005 was allocated half in cash and half in rights to Telstra shares, called ‘incentive shares’. The cash portion of the fiscal 2005 STI was included in short term employee benefits during fiscal 2005 and the incentive shares component was included in equity settled share based payments during fiscal 2006 to represent when the instruments were granted.
The incentive shares vest equally over a period of one, two and three years on the anniversary of their allocation date, subject to the executives’ continued employment with any entity that forms part of the Telstra Group. The first third granted will vest on 19 August 2006.
In fiscal 2005, Mr Scales and Dr Switkowski were the only senior executives that received their STI in cash, as they ceased employment with the Company prior to the allocation of the equity component.
The LTI is intended to support our business strategy by aligning executive compensation with key performance measures and targets that support our transformation. On an annual basis, we invite selected executives who contribute significantly to sustained improvement in shareholder value to participate in an equity based LTI plan, administered through Growthshare. LTI equity instruments issued through the trust can only be exercised to obtain normal ordinary shares between certain time periods and if specific long term Company performance hurdles have been achieved.
During fiscal 2006 and fiscal 2005, our executives received performance rights which will vest in future reporting periods depending upon the company’s achievement of the relevant performance measures. The performance rights have been recorded in other equity in the KMP individual compensation tables.
During fiscal 2005, our deferred share program was discontinued. As the deferred shares will continue to vest over the relevant performance periods, a portion of the value of the deferred shares will continue to be allocated to the executive’s compensation until all deferred shares have vested or lapsed. This treatment is consistent with our other equity plans which have been discontinued, such as our option plan and restricted share plan. The deferred shares have been recorded as deferred remuneration in the KMP individual compensation tables.
For further details of our LTI plans, including detailed explanation of performance hurdles and allocations, refer to note 31.
We recognise an expense for all share-based compensation determined with reference to the fair value at grant date of the equity instruments issued. The fair value is reflected in the KMP’s compensation over the relevant vesting periods, adjusted to reflect actual and expected levels of vesting. Refer to note 2.25 for details on our accounting policy for equity settled share based payments.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
32. Key management personnel compensation (continued)
Individual contracts for services
There are no individual contracts for service with our non-executive directors other than retirement benefits classified as post employment benefits. Only directors appointed prior to 30 June 2002 are eligible to receive retirement benefits upon leaving office.
Our individual senior executives are employed under contracts without a fixed duration, except Mr Winn who was appointed on a two year fixed duration contract. Where both parties mutually agree, Mr Winn’s contract can be extended for a further one year.
Where Telstra terminates an executives’ employment prior to the expiration of their employment contract for reasons other than for misconduct, the senior executive is entitled to between 1 and 6 months notice depending on their respective contract conditions. Alternatively, the individual is entitled to payment in lieu of notice and between 6 and 12 months pay depending on their respective contract conditions. Both elements are calculated on fixed remuneration at the time of termination.
We have included detailed disclosures in relation to the principles of compensation and individual contracts for services in the Remuneration Report, which forms part of the Directors’ Report for the year ended 30 June 2006. In accordance with the Corporations Amendment Regulations 2006 (No.4), 2001, please refer to the Remuneration Report for detailed commentary.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
33. Related party disclosures
Transactions involving our controlled entities
Our transactions with our controlled entities recorded in the income statement and balance sheet are as follows:

			Telstra Group		Telstra Entity
			Year ended/As at		Year ended/As at
			30 June		30 June
			2006	2005	2006	2005
	Note		$m	$m	$m	$m

Income from controlled entities:
Sale of goods and services (a)			—	—	1,092	1,072
Finance income (a)			—	—	3	5
Dividend revenue (b)	6		—	—	560	223

Expenses to controlled entities:
Purchase of goods and services (a)			—	—	399	362
Finance costs (a)			—	—	20	19

Impairment of receivables:
Impairment in amounts owed by controlled entities (c)	7	(a)	—	—	382	475
Reversal of impairment in amounts owed by controlled entities (c)	7	(a)	—	—	—	(15)

Total amounts receivable at 30 June from:
Current
Controlled entities (a) (d)	11		—	—	2,267	2,194
Allowance for amounts owed by controlled entities (c)	11		—	—	(1,851)	(1,469)

			—	—	416	725

Non current
Controlled entities (a)	11		—	—	60	56

Total amounts payable at 30 June to:
Current
Controlled entities — payables (a) (d)	17		—	—	197	5
Controlled entities — loans (e)	18		—	—	1,408	2,400

			—	—	1,605	2,405

(a)	The Telstra Entity sold and purchased goods and services and received and paid interest to its controlled entities. These transactions are in the ordinary course of business and are on normal commercial terms and conditions.
The Telstra Entity and certain Australian controlled entities have entered into a deed of cross guarantee. Under this deed, each company (except Telstra Finance Limited) guarantees the payment in full of the debts of the other named companies in the event of their winding up. Refer to note 29 for further details regarding our closed group.
Details of our individual significant transactions involving our controlled entities during fiscal 2006 are detailed as follows:
•	the Telstra Entity received procurement fees from its controlled entity Sensis Pty Ltd for the use of Yellow Pages® and White Pages® trademarks amounting to $647 million (2005: $628 million). As at 30 June 2006, the Telstra Entity recorded revenue received in advance amounting to $332 million (2005: $344 million) for the use of these trademarks;

•	the Telstra Entity paid management fees to its controlled entity Sensis Pty Ltd amounting to $218 million (2005: $211 million) for undertaking agency and contract management services for the national directory service; and

•	the Telstra Entity received income from its controlled entity Telstra Multimedia Pty Ltd amounting to $292 million (2005: $284 million) for access to ducts that store the national hybrid fibre coaxial (HFC) cable network.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
33. Related party disclosures (continued)
Transactions involving our controlled entities (continued)
(b) The Telstra Entity recorded dividend revenue during fiscal 2006 from the following controlled entities:
•	Network Design and Construction Limited of $200 million (2005: $nil); and
•	Telstra International Limited of $360 million (2005: $nil).
During fiscal 2005, the Telstra Entity recognised tax consolidation distributions from certain wholly owned Australian entities amounting to $223 million in relation to tax losses incurred by these entities that were able to be utilised by the Telstra Entity. This was on the basis that no tax funding arrangement was in place between the entities within the tax consolidated group. Refer to note 9 for further details on tax consolidation.
(c) The profit before income tax expense of the Telstra Entity included an impairment loss of $382 million (2005: $475 million) relating to a movement in allowance for amounts owed by a controlled entity. Refer to note 25 for further details regarding impairment.
(d) The Telstra Entity and its Australian controlled entities have formed a tax consolidated group, which is treated as a single entity for income tax purposes.
During fiscal 2006, the entities within the tax consolidated group entered into a tax funding arrangement. The amounts receivable or amounts payable to the Telstra Entity under this arrangements are due in the next financial year upon final settlement of the current tax payable for the tax consolidated group. During fiscal 2005, no tax funding arrangement was in place and as a result, these funding amounts were recorded in our investment in controlled entities. Refer to note 9 for further details on tax consolidation.
(e) The Telstra Entity operates a current account with some of its Australian controlled entities, being an internal group bank account used to settle transactions with its controlled entities or between two controlled entities. Cash deposit balances in the current account owed to our controlled entities are recorded as loans. All loan balances with our controlled entities are unsecured, with settlement required in cash. Refer to note 18 for further discussion on our borrowings.
Transactions involving our parent entity
The Commonwealth of Australia is the ultimate parent and controlling entity of the Telstra Group. Telstra Corporation Limited is the parent entity in the Telstra Group comprising the Telstra Entity and its controlled entities.
We supply telecommunications services to, and acquire other services from, the Commonwealth of Australia, its Departments of State, trading and other agencies. These transactions are made within normal customer/supplier relationships on terms and conditions no more favourable than those available to other customers or suppliers. There are no exclusive rights to supply any of these services.
Services provided to any one governmental department or agency or the combination of all of these services in total, do not represent a significant component of our operating revenues. For these reasons, the financial report does not disclose transactions relating to the purchase and sale of goods and services from or to the Commonwealth of Australia, its Departments of State, trading and other agencies.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
33. Related party disclosures (continued)
Transactions involving our jointly controlled and associated entities
Our transactions with our jointly controlled and associated entities recorded in the income statement and balance sheet are as follows:

			Telstra Group		Telstra Entity
			Year ended/As at		Year ended/As at
			30 June		30 June
			2006	2005	2006	2005
	Note		$m	$m	$m	$m

Income from jointly controlled and associated entities:
Sale of goods and services (a)			177	165	83	97
Finance income (a)			—	—	—	18
Dividend revenue	6		—	—	—	1

Expenses to jointly controlled and associated entities:
Purchase of goods and services (a)			510	533	245	277

Impairment of receivables:
Impairment in amounts owed by jointly controlled entities	7	(a)	2	5	—	—

Total amounts receivable at 30 June from:
Current
Jointly controlled and associated entities — trade debtors (a)			32	16	22	12

Non current
Jointly controlled and associated entities — loans (b)	11		229	242	210	204
Allowance for amounts owed by jointly controlled and associated entities (b)	11		(215)	(210)	(210)	(204)

			14	32	—	—

Total amounts payable at 30 June to:
Current
Jointly controlled and associated entities — payables (a)			62	21	59	13

(a)	We sold and purchased goods and services, and received interest from our jointly controlled and associated entities. These transactions are in the ordinary course of business and are on normal commercial terms and conditions.
Details of our individual significant transactions involving our jointly controlled and associated entities during fiscal 2006 are detailed as follows:
•	we purchased pay television services amounting to $250 million (2005: $218 million) from our jointly controlled entity FOXTEL. The purchases were to enable the resale of FOXTEL services, including pay television content, to our existing customers as part of our ongoing product bundling initiatives. In addition, we made sales for our cost recoveries from FOXTEL of $77 million (2005: $55 million); and
•	purchases were made by the Telstra Group of $198 million (2005: $226 million) and Telstra Entity of $192 million (2005: $192 million) from our jointly controlled entity Reach Ltd (Reach) in line with market prices. These were for both the purchase of, and entitlement to, capacity and connectivity services. Sales were made for international inbound call termination services, construction and consultancy by the Telstra Group of $61 million (2005: $71 million) and the Telstra Entity of $52 million (2005: $62 million) to Reach.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
33. Related party disclosures (continued)
Transactions involving our jointly controlled and associated entities (continued)
(b) Loans provided to jointly controlled and associated entities relates mainly to loans provided to Reach Ltd (Reach) of $210 million (2005: $204 million) and the 3GIS Partnership (3GIS) of $14 million (2005: $32 million).
Previously, the Telstra Entity and co-shareholder PCCW Limited (PCCW) bought out a loan facility owed to a banking syndicate by Reach Finance Ltd, a controlled entity of our 50% jointly controlled entity Reach. Our share of the acquisition cost of the loan was US$155.5 million, which was recognised as a receivable at the date of the transaction. During fiscal 2005, we restructured our arrangements with Reach. As a result, the terms of maturity were altered such that the facility is now an interest free loan and repayable on or after 31 December 2010 upon the giving of 6 months notice by both PCCW and us. We have provided for the non-recoverability of the loan as we do not consider that Reach is in a position to be able to repay the loan amount in the medium term.
During fiscal 2005, we formed the jointly controlled entity 3GIS, together with Hutchison 3G Australia Pty Ltd (H3GA), to jointly own and operate H3GA’s existing 3G radio access network and fund future network development. We provided interest free funding to 3GIS for operational expenditure purposes. As a result, we have recognised our share of the loan outstanding by 3GIS amounting to $14 million (2005: $32 million).
Transactions involving other related entities
Post-employment benefits
As at 30 June 2006, Telstra Super owned 12,881,343 (2005: 13,280,885) shares in Telstra Corporation Limited at a cost of $56 million (2005: $67 million) and a market value of $47 million (2005: $67 million). In fiscal 2006, we paid dividends to Telstra Super of $4 million (2005: $5 million). We own 100% of the equity of Telstra Super Pty Ltd, the trustee for Telstra Super.
Telstra Super also holds bonds issued by Telstra Corporation Limited. As at 30 June 2006, Telstra Super holds bonds with a cost of $9 million (2005: $13 million) and a market value of $9 million (2005: $12 million).
All purchases and sales of Telstra shares and bonds by Telstra Super are determined by the trustee and/or its investment managers on behalf of the members of Telstra Super.
Key management personnel (KMP)
Our KMP consists of the Telstra Entity non executive directors and certain senior executives who form part of the chief executive officer’s senior leadership team. Our KMP have authority and responsibility for planning, directing and controlling the activities of the Telstra Group.
Compensation to our KMP
The compensation of each individual director and senior executive defined as a KMP including our compensation policy are discussed in note 32.
Other transactions with our KMP and their related entities
Our KMP have telecommunications services transactions with the Telstra Group, which are not significant and are both trivial and domestic in nature. The KMP related entities also have telecommunications services with us on normal commercial terms and conditions.
Our KMP are provided with telecommunications and other services and equipment to assist them in performing their duties. From time to time, we also make products and services available to our KMP without charge to enable them to familiarise themselves with our products, services and recent technological developments. To the extent it is considered that this provides a benefit to a KMP, it is included in their compensation. Refer note 32 for compensation details.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
33. Related party disclosures (continued)
KMP interests in shares of Telstra Entity
During fiscal 2006, our KMP and their related entities held share capital of the Telstra Entity directly, indirectly or beneficially as follows:

	Total shares		Equity	Shares acquired	Total shares
	held at	Directshare	instruments	or disposed of	held at	Shares that are
	30 June 2005	allocation (a)	exercised	by other means	30 June 2006 (b)	held nominally
	Number	Number	Number	Number	Number	Number

Directors
Donald G McGauchie	41,445	16,196	—	—	57,641	55,775
John T Ralph (b)	105,641	—	—	—	105,641	104,641
Solomon D Trujillo	—	—	—	—	—	—
Zygmunt E Switkowski (b)	155,810	—	—	—	155,810	109,010
Anthony J Clark (b)	83,026	—	—	—	83,026	73,026
John E Fletcher (b)	52,934	9,870	—	—	62,804	61,567
Belinda J Hutchinson	67,107	5,870	—	1,801	74,778	35,866
Catherine B Livingstone	39,734	6,104	—	10,000	55,838	44,201
Charles Macek	44,005	6,571	—	—	50,576	50,576
John W Stocker	109,657	7,374	—	—	117,031	114,078
Peter Willcox	10,000	—	—	—	10,000	10,000
John Zeglis	—	—	—	—	—	—

	709,359	51,985	—	11,801	773,145	658,740

Senior executives
Bruce Akhurst	62,491	—	125,900	(150,532)	37,859	32,979
Kate McKenzie	—	—	—	—	—	—
David Moffatt	3,700	—	147,300	—	151,000	3,100
Deena Shiff	14,480	—	36,800	(36,800)	14,480	8,800
John Stanhope	10,940	—	46,800	3,441	61,181	3,960
David Thodey	18,262	—	51,000	(5,000)	64,262	800
Gregory Winn	—	—	—	—	—	—

	109,873	—	407,800	(188,891)	328,782	49,639

	819,232	51,985	407,800	(177,090)	1,101,927	708,379

Total shareholdings include shares held by our KMP and their related entities. Unless related to our employee share plans, shares acquired or disposed by our KMP during fiscal 2006 were on an arm’s length basis at market price.

(a)	Shares provided to directors under directshare are subject to a restriction period. The participating directors are not able to deal in the shares until the end of the restriction period, refer to note 31 for further details.

(b)	During fiscal 2006, certain directors resigned or retired from office. For these KMP, the number of shares represent those held at the date of leaving office.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
33. Related party disclosures (continued)
KMP interests in shares of Telstra Entity (continued)
During fiscal 2005, our KMP and their related entities held share capital of the Telstra Entity directly, indirectly or beneficially as follows:

			Shares acquired or
	Total shares held	Directshare	disposed of by	Total shares held	Shares that are
	at 30 June 2004	allocation (a)	other means	at 30 June 2005	held nominally
	Number	Number	Number	Number	Number

Directors
Donald G McGauchie	34,328	7,117	—	41,445	41,445
John T Ralph	101,943	3,698	—	105,641	104,641
Zygmunt E Switkowski	155,810	—	—	155,810	109,010
Anthony J Clark	89,196	2,523	(8,693)	83,026	73,026
John E Fletcher	48,060	4,874	—	52,934	52,934
Belinda J Hutchinson	64,948	2,159	—	67,107	29,996
Catherine B Livingstone	37,191	2,543	—	39,734	29,334
Charles Macek	41,462	2,543	—	44,005	44,005
John W Stocker	101,534	8,123	—	109,657	108,857

	674,472	33,580	(8,693)	699,359	593,248

Senior executives
Bruce Akhurst	62,491	—	—	62,491	54,711
Douglas Campbell	37,200	—	—	37,200	27,500
David Moffatt	3,700	—	—	3,700	3,100
Ted Pretty	2,400	—	—	2,400	2,400
Michael Rocca	12,000	—	—	12,000	—
Bill Scales	9,916	—	—	9,916	1,400
Deena Shiff	14,480	—	—	14,480	8,800
John Stanhope	10,940	—	—	10,940	3,960
David Thodey	18,262	—	—	18,262	5,800

	171,389	—	—	171,389	107,671

	845,861	33,580	(8,693)	870,748	700,919

Total shareholdings include shares held by the KMP and their related entities. Unless related to our employee share plans, shares acquired or disposed by our KMP during fiscal 2005 were on an arm’s length basis at market price.

(a)	Shares provided to directors under directshare are subject to a restriction period. The participating directors are not able to deal in the shares until the end of the restriction period, refer to note 31 for further details.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
33. Related party disclosures (continued)
KMP interests in equity instruments of Telstra Entity
The following details the balances and changes in instruments issued for our KMP and their related entities during fiscal 2006.

						Vested and
	Total held	Granted	Exercised		Total held	exercisable
	at 30 June	during the	during the	Other	at 30 June	at 30 June	Vested during
Instrument type	2005	year	year	changes (a)	2006 (b)	2006	the year
director/senior executive	Number	Number	Number	Number	Number	Number	Number

Performance rights
Solomon D Trujillo	—	836,821	—	—	836,821	—	—
Bruce Akhurst	473,600	147,240	(59,000)	(66,900)	494,940	—	—
Kate McKenzie	36,000	55,576	—	—	91,576	—	—
David Moffatt	521,600	149,750	(71,000)	(76,300)	524,050	—	—
Deena Shiff	151,600	100,420	(17,000)	(19,800)	215,220	—	—
John Stanhope	290,000	129,666	(23,000)	(23,800)	372,866	—	—
David Thodey	427,200	136,068	(51,000)	(59,000)	453,268	—	—
Restricted shares
Bruce Akhurst	39,000	—	—	(39,000)	—	—	—
David Moffatt	40,000	—	—	(40,000)	—	—	—
Deena Shiff	5,000	—	—	(5,000)	—	—	—
John Stanhope	14,000	—	—	(14,000)	—	—	—
Options
Bruce Akhurst	805,000	—	—	(188,000)	617,000	617,000	—
David Moffatt	890,000	—	—	(150,000)	740,000	740,000	—
Deena Shiff	202,200	—	—	(24,200)	178,000	178,000	—
John Stanhope	310,000	—	—	(69,000)	241,000	241,000	—
David Thodey	534,000	—	—	—	534,000	534,000	—
Incentive shares
Bruce Akhurst	—	109,540	—	11,427	120,967	—	—
Kate McKenzie	—	17,119	—	1,786	18,905	—	—
David Moffatt	—	51,946	—	5,419	57,365	—	—
Deena Shiff	—	61,747	—	6,441	68,188	—	—
John Stanhope	—	50,241	—	5,241	55,482	—	—
David Thodey	—	43,139	—	4,500	47,639	—	—
Deferred shares
Bruce Akhurst	135,300	—	(66,900)	—	68,400	—	66,900
David Moffatt	152,400	—	(76,300)	—	76,100	—	76,300
Deena Shiff	42,300	—	(19,800)	—	22,500	—	19,800
John Stanhope	73,200	—	(23,800)	—	49,400	—	23,800
David Thodey	121,600	—	—	—	121,600	59,000	59,000
TESOP97
Bruce Akhurst	2,500	—	—	—	2,500	—	—
John Stanhope	2,500	—	—	—	2,500	—	—
TESOP99
Bruce Akhurst	400	—	—	—	400	—	—
Deena Shiff	400	—	—	—	400	—	—
John Stanhope	400	—	—	—	400	—	—

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
33. Related party disclosures (continued)
KMP interests in equity instruments of Telstra Entity (continued)
(a) During fiscal 2006, other changes for our performance rights, restricted shares and options are a result of instruments expiring due to the specified performance hurdles not being achieved.
Other changes for incentive shares relate to additional incentive shares provided to our senior executives. Any dividends paid by the Company prior to the exercise of their incentives shares will increase the number of Telstra shares allocated to the senior executive when the vested incentive shares are exercised.
(b) For those KMP that have resigned or retired during fiscal 2006, the number of equity instruments represent those instruments held at the date of leaving office.
Equity instruments held by the former chief executive officer
Dr Switkowski ceased employment with the Company effective 1 July 2005. The number of equity instruments held by Dr Switkowski at the date of leaving office were:

Holding as at 1 July
2005
Number

Performance rights	1,643,600
Restricted shares	96,000
Options	1,810,000
Deferred shares	500,700
TESOP97	2,500
TESOP99	400
Upon ceasing employment, the deferred shares allocated to Dr Switkowski vested and became immediately exercisable, and as such were included in fiscal 2006 compensation. In addition, the TESOP97 shares were exercised during fiscal 2006.
Other equity instruments held by Dr Switkowski were not exercised. These equity instruments are subject to performance hurdles and may become exercisable during future reporting periods.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
33. Related party disclosures (continued)
KMP interests in equity instruments of Telstra Entity (continued)
The following table details the balances and changes in equity instruments issued under our employee share plans for our KMP and their related entities during fiscal 2005.

					Vested and
	Total held	Granted during	Other	Total held	exercisable at	Vested during
Instrument type	at 30 June 2004	the year	changes (a)	at 30 June 2005	30 June 2005	the year
director/senior executive	Number	Number	Number	Number	Number	Number

Performance rights
Zygmunt E Switkowski	1,259,400	513,200	(129,000)	1,643,600	129,000	129,000
Bruce Akhurst	388,600	144,000	(59,000)	473,600	59,000	59,000
Douglas Campbell	388,600	131,600	(59,000)	461,200	59,000	59,000
David Moffatt	446,200	146,400	(71,000)	521,600	71,000	71,000
Ted Pretty	446,200	146,400	—	592,600	—	—
Michael Rocca	251,200	115,000	(25,000)	341,200	25,000	25,000
Bill Scales	210,400	106,400	(21,000)	295,800	21,000	21,000
Deena Shiff	118,600	50,000	(17,000)	151,600	17,000	17,000
John Stanhope	192,400	120,600	(23,000)	290,000	23,000	23,000
David Thodey	345,200	133,000	(51,000)	427,200	51,000	51,000
Restricted shares
Zygmunt E Switkowski	146,000	—	(50,000)	96,000	—	—
Bruce Akhurst	60,000	—	(21,000)	39,000	—	—
Douglas Campbell	68,000	—	(26,000)	42,000	—	—
David Moffatt	40,000	—	—	40,000	—	—
Ted Pretty	21,000	—	(21,000)	—	—	—
Michael Rocca	22,000	—	(9,000)	13,000	—	—
Bill Scales	5,000	—	—	5,000	—	—
Deena Shiff	5,000	—	—	5,000	—	—
John Stanhope	25,000	—	(11,000)	14,000	—	—
Options
Zygmunt E Switkowski	3,456,000	—	(1,646,000)	1,810,000	1,346,000	1,346,000
Bruce Akhurst	1,542,000	—	(737,000)	805,000	617,000	617,000
Douglas Campbell	1,597,000	—	(777,000)	820,000	617,000	617,000
David Moffatt	1,630,000	—	(740,000)	890,000	740,000	740,000
Ted Pretty	1,722,000	—	(120,000)	1,602,000	—	—
Michael Rocca	640,000	—	(315,000)	325,000	262,000	262,000
Bill Scales	465,000	—	(220,000)	245,000	220,000	220,000
Deena Shiff	380,200	—	(178,000)	202,200	178,000	178,000
John Stanhope	616,000	—	(306,000)	310,000	241,000	241,000
David Thodey	1,068,000	—	(534,000)	534,000	534,000	534,000
Deferred Shares
Zygmunt E Switkowski	500,700	—	—	500,700	—	—
Bruce Akhurst	135,300	—	—	135,300	—	—
Douglas Campbell	135,300	—	—	135,300	—	—
David Moffatt	152,400	—	—	152,400	—	—
Ted Petty	155,100	—	—	155,100	—	—
Michael Rocca	100,600	—	—	100,600	—	—
Bill Scales	84,200	—	—	84,200	—	—
Deena Shiff	42,300	—	—	42,300	—	—
John Stanhope	73,200	—	—	73,200	—	—
David Thodey	121,600	—	—	121,600	—	—

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
33. Related party disclosures (continued)
KMP interests in equity instruments issued from Growthshare (continued)
The following table details the balances and changes in equity instruments issued from Growthshare for our KMP and their related entities during fiscal 2005 (continued).

					Vested and
	Total held	Granted during	Other	Total held	exercisable at	Vested during
Instrument type	at 30 June 2004	the year	changes (a)	at 30 June 2005	30 June 2005	the year
director/senior executive	Number	Number	Number	Number	Number	Number

TESOP97
Zygmunt E Switkowski	2,500	—	—	2,500	—	—
Bruce Akhurst	2,500	—	—	2,500	—	—
Douglas Campbell	2,500	—	—	2,500	—	—
Michael Rocca	2,500	—	—	2,500	—	—
John Stanhope	2,500	—	—	2,500	—	—
TESOP99
Zygmunt E Switkowski	400	—	—	400	—	—
Bruce Akhurst	400	—	—	400	—	—
Douglas Campbell	400	—	—	400	—	—
Deena Shiff	400	—	—	400	—	—
John Stanhope	400	—	—	400	—	—

(a)	Other changes have arisen in fiscal 2005 as a result of instruments lapsing due to the specified performance hurdles not being achieved.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
34. Events after balance date
We are not aware of any matter or circumstance that has occurred since 30 June 2006 that, in our opinion, has significantly affected or may significantly affect in future years:
•	our operations;
•	the results of those operations; or
•	the state of our affairs;
other than:
Dividend declaration
On 10 August 2006, the directors of Telstra Corporation Limited declared a fully franked final dividend of 14 cents per ordinary share. The record date for the final dividend will be 25 August 2006 with payment being made on 22 September 2006. Shares will trade excluding the entitlement to the dividend on 21 August 2006.
A provision for dividend payable has been raised as at the date of declaration, amounting to $1,739 million. The final dividend will be fully franked at a tax rate of 30%. The financial effect of the dividend declaration was not brought to account as at 30 June 2006.
There are no income tax consequences for the Telstra Group and Telstra Entity resulting from the declaration and payment of the final ordinary dividend, except for $745 million franking debits arising from the payment of this dividend that will be adjusted in our franking account balance.
FOXTEL loan facility
On 31 July 2006, our 50% owned pay television joint venture FOXTEL entered into a new $600 million syndicated secured term loan facility to fund the refinancing of previous loan facilities (including the $550 million syndicated facility), and to enable it to meet future cash flow and expenditure requirements.
The equity contribution deed (ECD) entered into by us and FOXTEL’s other ultimate shareholders, News Corporation Limited and Publishing and Broadcasting Limited has been terminated.
Under this arrangement, recourse to our controlled entity Telstra Media Pty Ltd, as a FOXTEL partner, is limited to the assets of the FOXTEL Partnerships.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
35. Financial and capital risk management
Financial risk factors
We undertake transactions in a range of financial instruments including:
•	cash assets;

•	receivables;

•	payables;

•	deposits;

•	bills of exchange and commercial paper;

•	listed investments and investments in other corporations;

•	various forms of borrowings, including medium term notes, commercial paper, bank loans and private placements; and

•	derivatives.
Our activities result in exposure to a number of financial risks, including market risk (interest rate risk, foreign currency risk and other price risk), credit risk, operational risk and liquidity risk.
Our overall risk management program seeks to mitigate these risks and reduce volatility on our financial performance. Risk management is carried out centrally by our Treasury department, which is part of our Finance and Administration business unit, under policies approved by the Board of Directors. The Board provides written principles for overall risk management, as well as written policies covering specific areas, such as foreign exchange risk, interest rate risk, credit risk, use of derivative financial instruments and non-derivative financial instruments, and the investment of excess liquidity.
We enter into derivative transactions in accordance with Board approved policies to manage our exposure to market risks and volatility of financial outcomes that arise as part of our normal business operations. These derivative instruments create an obligation or right that effectively transfers one or more of the risks associated with an underlying financial instrument, asset or obligation. Derivative instruments that we use to hedge risks such as interest rate and foreign currency movements include:
•	cross currency swaps;

•	interest rate swaps; and

•	forward foreign currency contracts
We do not speculatively trade in derivative instruments. Our derivative transactions are entered into to hedge the risks relating to underlying physical positions arising from our business activities.
Comparatives
We have elected to apply the exemption available under AASB 1: “First-time Adoption of Australian Equivalents to International Financial Reporting Standards” (AASB 1) to apply AASB132: “Financial Instruments: Disclosure and Presentation” and AASB 139: “Financial Instruments: Recognition and Measurement” from 1 July 2005. Accordingly, we have changed our accounting policies for financial instruments from 1 July 2005. We have elected to early adopt AASB 7: “Financial Instruments: Disclosures” from 1 July 2005. AASB 7 supersedes the disclosure requirements, but not the presentation requirements of AASB 132. The early adoption of AASB 7 did not require comparative information for fiscal 2005 to be restated and disclosed.
Risks and mitigation
The risks associated with our main financial instruments and our policies for minimising these risks are detailed below.
(a) Market risk
Market risk is the risk that the fair value or future cash flows of our financial instruments will fluctuate because of changes in market prices. Components of market risk to which we are exposed are discussed below.
(i) Interest rate risk
Interest rate risk refers to the risk that the value of a financial instrument or cash flows associated with the instrument will fluctuate due to changes in market interest rates.
Interest rate risk arises from interest bearing financial assets and liabilities that we use. Non-derivative interest-bearing assets are predominantly short term liquid assets. Our interest rate liability risk arises primarily from long term foreign debt issued at fixed rates which exposes us to fair value interest rate risk. Our borrowings which have a variable interest rate attached give rise to cash flow interest rate risk.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
35. Financial and capital risk management (continued)
(a) Market risk (continued)

(i) Interest rate risk (continued)
Our debt is sourced from a number of financial markets covering domestic and offshore, short term and long term funding. The majority of our debt consists of foreign currency denominated borrowings. We manage our debt in accordance with targeted currency, interest rate, liquidity, and debt portfolio maturity profiles. Specifically, we manage interest rate risk on our net debt portfolio by:
•	controlling the proportion of fixed to variable rate positions in accordance with target levels;
•	ensuring access to diverse sources of funding;
•	reducing risks of refinancing by establishing and managing in accordance with target maturity profiles; and
•	undertaking hedging activities through the use of derivative instruments.
We manage the interest rate exposure on our net debt portfolio to adjust the ratio of fixed interest debt to variable interest debt to our target rates, as required by our debt management policy. Where the actual interest rate profile on the physical debt profile differs substantially from our desired target, we use derivatives, principally interest rate swaps, to adjust towards the target net debt profile. Under the interest rate swaps we agree with other parties to exchange, at specified intervals (mainly quarterly), the difference between fixed contract rates and floating rate interest amounts calculated by reference to the agreed notional principal amounts.
We hedge interest rate and currency risk on most of our foreign currency borrowings by entering into cross currency principal swaps and interest rate swaps when required, which have the economic effect of converting foreign currency borrowings to Australian dollar borrowings.
The ‘Derivative financial instruments and hedging activities’ contained in this note provides further information.
The exposure to interest rate changes and the contractual repricing timeframes at 30 June 2006 on our floating rate financial instruments, which do not have offsetting risk positions, are shown in Table A below. These instruments also include cross currency swaps used to hedge our net foreign investments.

	Contractual repricing dates
	Notional / Principal
Table A	amounts
	6 months or less
	Telstra	Telstra
	Group	Entity
	As at 30 June	As at 30 June
	2006	2006
	$m	$m

Floating rate instruments
Financial assets
Cash at bank	181	32
Bills of exchange and commercial paper	451	387
Cross currency swaps	511	511

Financial liabilities
Bills of exchange and commercial paper	1,457	1,457
Interest rate swaps	450	450
Cross currency swaps	5,246	5,246
Bank loans	111	110

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
35. Financial and capital risk management (continued)
(a) Market risk (continued)
(i) Interest rate risk (continued)
Interest rates on our fixed and floating rate financial instruments which do not have offsetting risk positions are shown in Table B below. Foreign interest rate positions on our foreign cross currency and foreign interest rate swaps and on the majority of our foreign borrowings are fully offset, resulting in a nil net foreign interest position.
Accordingly, apart from some foreign borrowings and cross currency swaps which are used to hedge our net foreign investments, only the Australian interest rate positions are included in the table below.

Table B	Telstra Group			Telstra Entity
	As at 30 June 2006			As at 30 June 2006
		Interest rate range			Interest rate range
	Average			Average
	rate (a)	From	To	rate (a)	From	To
Note	%	%	%	%	%	%
Australian dollar interest rates
Fixed rate instruments
Financial liabilities
Interest rate swaps	6.47	5.60	7.66	6.47	5.60	7.66
Cross currency swaps	6.69	6.25	7.05	6.69	6.25	7.05
Telstra bonds	7.21	6.48	12.60	7.21	6.48	12.60
Finance lease liabilities	9.33	7.56	10.50	7.56	7.56	7.56
Deferred cash settlements	12.40	12.00	12.90	—	—	—
Floating rate instruments
Financial assets
Cash and cash equivalents	5.87	5.75	5.93	5.87	5.75	5.93
Cross currency swaps	5.89	5.89	5.89	5.89	5.89	5.89
Financial liabilities
Bills of exchange and commercial paper	5.68	5.65	5.73	5.68	5.65	5.73
Interest rate swaps	6.21	5.34	7.71	6.21	5.34	7.71
Cross currency swaps	6.67	5.88	7.49	6.67	5.88	7.49
Bank loans	5.82	5.80	5.85	5.82	5.80	5.85
Foreign currency interest rates
Fixed rate instruments
Financial liabilities
Other loans (c)	7.11	7.03	7.19	7.11	7.03	7.19
Floating rate instruments
Financial liabilities
Bills of exchange and commercial paper (c)	7.48	7.44	7.54	7.48	7.44	7.54
Cross currency swaps — Hong Kong dollar (c)	4.61	4.60	4.62	4.61	4.60	4.62
Financial assets
Cash at bank	5.00	0.16	7.25	—	—	—

(a)	The average rate is calculated as the weighted average (based on principal/notional value) effective interest rate.

(b)	The effective yield (effective interest rate) on our net debt at 30 June 2006 was 6.85% for the Telstra Group and 6.51% for the Telstra Entity.

(c)	Used to hedged our net foreign investments.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
35. Financial and capital risk management (continued)
(a) Market risk (continued)
(i) Interest rate risk (continued)
Sensitivity analysis
Table C shows the effect on profit and equity after tax as at 30 June 2006 if interest rates at that date had been 10 per cent higher or lower with all other variables held constant, taking into account all underlying exposures and related hedges. Concurrent movements in interest rates and parallel shifts in the yield curves is assumed.
Also included in Table C is the effect on finance costs on our floating rate instruments if interest rates had been 10 per cent higher or lower during the year.
A sensitivity of 10 per cent has been selected as this is considered reasonable given the current level of both short term and long term Australian dollar interest rates. A 10 per cent sensitivity would move short term interest rates from around 6.25% to 6.875% representing a 62.5 basis points shift. This would represent two to three rate increases which is reasonably possible in the current environment with the bias coming from the Reserve Bank of Australia and confirmed by market expectations that interest rates in Australia are more likely to move up than down in the coming period.
It should be noted that the results reflect the net impact on a hedged basis which will be primarily reflecting the Australian dollar floating or Australian dollar fixed position from the cross currency and interest rate swap hedges and therefore it is the movement in the Australian dollar interest rates which is the important assumption in this sensitivity analysis.
The impact of the sensitivity analysis on finance costs is due to two factors, the impact on interest expense being incurred on our net floating rate Australian dollar positions during the year and the ineffectiveness resulting from the change in fair value of both our derivatives and borrowings which are designated in a fair value hedge. These two factors offset each other as the ineffective component results in a gain and the increase in finance costs results in an increase in expense. The net impact on net profit is relatively small reflecting the hedge strategy adopted by Telstra in terms of repricing risk.

Table C	Telstra Group			Telstra Entity
	As at 30 June 2006			As at 30 June 2006
			Equity (Cash		Equity (Cash
			flow hedging		Profit before flow hedging
	Finance costs	Net profit	reserve)	Finance costs	income tax	reserve
	$m	$m	$m	$m	$m	$m

If interest rates were 10 per cent higher with all other variables held constant — increase/(decrease)	8	(8)	29	8	(8)	29
If interest rates were 10 per cent lower with all other variables held constant — increase/(decrease)	(8)	8	(29)	(8)	8	(29)
(ii) Foreign currency risk
Foreign currency risk refers to the risk that the value of a financial commitment, recognised asset or liability will fluctuate due to changes in foreign currency rates. Our foreign currency exchange risk arises primarily from:
•	borrowings denominated in foreign currencies;
•	firm commitments or highly probable forecast transactions for receipts and payments settled in foreign currencies or with prices dependent on foreign currencies; and
•	net investments in foreign operations.
We are exposed to foreign exchange risk from various currency exposures, primarily with respect to:
•	United States dollars;
•	British pounds sterling;
•	New Zealand dollars;
•	Euro;
•	Swiss francs;
•	Hong Kong dollars;
•	Japanese yen;
•	Swedish krona; and
•	Singapore dollar.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
35. Financial and capital risk management (continued)
(a) Market risk (continued)
(ii) Foreign currency risk (continued)
Our economic foreign currency risk is assessed for each individual currency and for each hedge type, calculated by aggregating the net exposure for that currency for that hedge type.
We minimise our exposure to foreign currency risk by initially seeking contracts effectively denominated in Australian dollars where possible and economically favourable to do so. Where this is not possible we manage our exposure as follows.
Foreign exchange risk that arises from firm commitments or highly probable transactions are managed principally through the use of forward foreign currency derivatives. We hedge a proportion of these transactions (such as international telecommunications traffic transactions settled in foreign currencies) in each currency in accordance with our risk management policy.
Cash flow foreign currency risk arises primarily from foreign currency overseas borrowings. We hedge this risk on the major part of our foreign currency denominated borrowings by effectively converting them to Australian dollar borrowings by entering into cross currency swaps at inception to maturity. A relatively small proportion of our foreign currency borrowings are not swapped into Australian dollars where they are used as hedges for foreign exchange exposure such as translation foreign exchange risk from our offshore business investments.
Foreign currency risk also arises on translation of the net assets of our non-Australian controlled entities which have a different functional currency. The foreign currency gains or losses arising from this risk are recorded through the foreign currency translation reserve. We manage this translation foreign exchange risk with forward foreign currency contracts, cross currency swaps and/or borrowings denominated in the currency of the entity concerned.
Where a subsidiary hedges foreign exchange transactions it designates hedging instruments with the Treasury department as fair value hedges or cash flow hedges as appropriate. External foreign exchange contracts are designated at the group level as hedges of foreign exchange risk on specific assets, liabilities or future transactions.
Also refer to ‘Derivative financial instruments and hedging activities’ contained in this note.
Sensitivity analysis
The following Table D shows the effect on profit and equity after tax as at 30 June 2006 from a 10 percent adverse/favourable movement in exchange rates at that date on a total portfolio basis with all other variables held constant, taking into account all underlying exposures and related hedges.
Adverse versus favourable movements are determined relative to the underlying exposure. An adverse movement in exchange rates implies an increase in our foreign currency risk exposure and a worsening of our financial position. A favourable movement in exchange rates implies a reduction in our foreign currency risk exposure and an improvement of our financial position.
A sensitivity of 10 per cent has been selected as this is considered reasonable given the current level of exchange rates and the volatility observed both on an historical basis and market expectations for future movement. Looking at the Australian dollar exchange rate against the United States dollar, the year end rate of 0.74235 would generate a 10 per cent adverse position of 0.6681 and a favourable position of 0.8166. This range is considered reasonable given the historic ranges that have been observed, for example over the last five years, the Australian dollar exchange rate against the US dollar has traded in the range 0.7985 to 0.4848.
Our foreign currency risk exposure from recognised assets and liabilities arises primarily from our long term borrowings denominated in foreign currencies. There is no significant impact on profit from foreign currency movements associated with these borrowings as they are effectively hedged.
The net gain in the cash flow hedge reserve reflects the result of exchange rate movements on the derivatives held in our cash flow hedges which will be released to the income statement in the future as the underlying hedged items affect profit.
For the Telstra Group, our foreign currency translation risk associated with our foreign investments results in some volatility to the foreign currency translation reserve. The impact on the foreign currency translation reserve relates to the hedging of our net investments in New Zealand dollars and Hong Kong dollars where the notional amount hedged equates to approximately 40%. The net loss of $211 million in the foreign currency translation reserve takes into account the related hedges and represents the impact of the unhedged portion. For the Telstra Entity there is a gain of $78 million resulting from the hedging instruments used to hedge our net foreign investments. This amount is transferred to the foreign currency translation reserve in the Telstra Group.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
35. Financial and capital risk management (continued)
Sensitivity analysis

Table D	Telstra Group		Telstra Entity
	As at 30 June 2006		As at 30 June 2006
	Equity			Equity
	(foreign	Equity		(foreign	Equity
	currency	(cash flow		currency	(cash flow
	translation	hedging		translation	hedging
	reserve)	reserve)	Net profit	reserve)	reserve)
	$m	$m	$m	$m	$m

If there was a 10% adverse movement in exchange rates with all other variables held constant — increase/(decrease)	(211)	43	78	—	41
If there was a 10% favourable movement in exchange rates with all other variables held constant — increase/(decrease)	211	(43)	(78)	—	(41)
(b) Credit risk
Credit risk is the risk that a contracting entity will not complete its obligations under a financial instrument and cause us to make a financial loss. We have exposure to credit risk on all financial assets included in our balance sheet. To help manage this risk:
•	we have a policy for establishing credit limits for the entities we deal with;

•	we may require collateral where appropriate; and

•	we manage exposure to individual entities we either transact with or enter into derivative contracts with (through a system of credit limits).
The major concentrations of credit risk for the Telstra Group and the Telstra Entity arise from our transactions in money market instruments, forward foreign currency contracts, cross currency and interest rate swaps. For credit purposes, there is only a credit risk where the contracting entity is liable to pay us in the event of a closeout. We have policies that limit the amount of credit exposure to any financial institution. Derivative counterparties and cash transactions are limited to financial institutions that meet minimum credit rating criteria in accordance with our policy requirements.
One of the methods that we use to manage the risk relating to these instruments is to monitor our exposure by country of financial institution. When reviewing concentrations of risk, we adjust for the period to maturity of relevant instruments in our portfolio to accurately consider our exposure at a point in time. On this basis, our credit risk exposure on financial assets outstanding at balance date (which includes a time based volatility allowance (VAR)) by country of financial institution is included in Table E below.

Table E	Telstra Group		Telstra Entity
	Credit risk concentrations (VAR based)
	As at 30 June 2006		As at 30 June 2006
	%	$m	%	$m

Australia	34.6	1,983	35.1	1,983
United States	32.5	1,858	32.9	1,858
Japan	3.9	223	3.9	223
Europe	14.1	807	14.3	807
United Kingdom	4.0	229	4.1	229
Canada	2.3	133	2.4	133
Switzerland	7.1	409	7.2	409
Hong Kong	1.0	59	—	—
New Zealand	0.5	26	0.1	9

	100.0	5,727	100.0	5,651

Our maximum exposure to credit risk based on the recorded amounts of our financial assets reported at 30 June 2006, net of any applicable provisions for loss, amounts to $4,889 million for the Telstra Group and $4,357 million for the Telstra Entity. For the Telstra Group this comprises current financial assets of $4,411 million (Telstra Entity: $3,839 million) and non current financial assets of $478 million (Telstra Entity: $518 million). Details of our financial assets are shown in Table G. Where entities have a right of set-off and intend to settle on a net basis under master netting arrangements, this set-off has been recognised in the financial statements on a net basis.
We do not have any other significant operating exposure to any individual contracting entity.
We may also be subject to credit risk for transactions which are not included in the balance sheet, such as when we provide a guarantee for another party. Details of our contingent liabilities and contingent assets are available at note 27.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
35. Financial and capital risk management (continued)
(c) Liquidity risk
Liquidity risk includes the risk that, as a result of our operational liquidity requirements:
•	we will not have sufficient funds to settle a transaction on the due date;

•	we will be forced to sell financial assets at a value which is less than what they are worth; or

•	we may be unable to settle or recover a financial asset at all.
To help reduce these risks we:
•	have a liquidity policy which targets a minimum and average level of cash and cash equivalents to be maintained;

•	have readily accessible standby facilities and other funding arrangements in place;

•	generally use instruments that are tradeable in highly liquid markets; and

•	have a liquidity portfolio structure that requires surplus funds to be invested within various bands of liquid instruments ranging from ultra liquid, highly liquid and liquid instruments.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
35. Financial and capital risk management (continued)
(c) Liquidity risk (continued)
The contractual maturity of our fixed and floating rate financial liabilities and derivatives at 30 June 2006 are shown in Table F below.

Table F	Telstra Group				Telstra Entity
	As at 30 June 2006				As at 30 June 2006
	Contractual maturity				Contractual maturity
	(nominal cash flows)				(nominal cash flows)
	Less than	1 to 2	2 to 5	over	Less than	1 to 2	2 to 5	over 5
	1 year	years	years	5 years	1 year	years	years	years
	$m	$m	$m	$m	$m	$m	$m	$m

Derivative financial assets and liabilities
Derivative financial liabilities
Interest rate swaps — pay fixed (i)	(17)	(15)	(16)	(16)	(17)	(15)	(16)	(16)
Interest rate swaps — pay variable (i)	2	(1)	(7)	(7)	2	(1)	(7)	(7)
Cross currency swaps — AUD leg (fixed) (ii)	(18)	(18)	(54)	(316)	(18)	(18)	(54)	(316)
Cross currency swaps — AUD leg (variable) (ii)	(837)	(1,648)	(3,716)	(3,153)	(837)	(1,648)	(3,716)	(3,153)
Forward foreign currency contracts (ii)	(779)	—	—	—	(779)	—	—	—
Derivative financial assets
Interest rate swaps — receive fixed (i)	61	39	97	56	61	39	97	56
Interest rate swaps — receive variable (i)	1	2	7	—	1	2	7	—
Cross currency swaps — foreign leg (fixed) (ii)	53	1,072	69	166	53	1,072	69	166
Cross currency swaps — foreign leg (variable) (ii)	647	359	3,351	2,724	647	359	3,351	2,724
Forward foreign currency contracts (ii)	773	—	—	—	773	—	—	—
Non-derivative financial liabilities
Telstra bonds	(184)	(184)	(1,428)	(2,014)	(184)	(184)	(1,428)	(2,014)
Bank loans	(111)	—	—	—	(110)	—	—	—
Other loans	(866)	(1,813)	(4,656)	(4,553)	(866)	(1,813)	(4,656)	(4,553)
Finance lease liabilities	(13)	(12)	(23)	(52)	(7)	(6)	(10)	—
Bills of exchange and commercial paper	(1,490)	—	—	—	(1,490)	—	—	—
Deferred cash settlements	(123)	(10)	(29)	(283)	—	—	—	—
Non-derivative financial assets
Bills of exchange and commercial paper	451	—	—	—	387	—	—	—

(i)	net amounts for interest rate swaps for which net cash flows are exchanged.

(ii)	contractual amounts to be exchanged representing gross cash flows to be exchanged.

(iii)	for floating rate instruments, the amount disclosed is determined by reference to the interest rate at the last re-pricing date.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
35. Financial and capital risk management (continued)
Net fair value of our financial assets and financial liabilities
The carrying amounts and fair value of our financial assets and financial liabilities is shown in Table G below:

Table G	Telstra Group		Telstra Entity
	As at 30 June 2006		As at 30 June 2006
	Carrying		Carrying
	amount	Fair value	amount	Fair value
	$m	$m	$m	$m
Financial assets — current
Cash at bank and on hand	238	238	87	87
Bills of exchange and commercial paper	451	451	387	387
Trade debtors	2,421	2,421	1,771	1,771
Accrued revenue	1,027	1,027	971	971
Amounts owed by controlled entities	—	—	416	416
Other receivables	253	253	186	186
Cross currency swap hedge receivable	20	20	20	20
Forward contract asset	1	1	1	1

	4,411	4,411	3,839	3,839

Financial assets — non current
Amounts owed by jointly controlled and associated entities	14	14	—	—
Amounts owed by controlled entities	—	—	60	60
Other receivables	73	73	67	67
Cross currency swap hedge receivable	222	222	222	222
Interest rate swap asset	169	169	169	169

	478	478	518	518

	4,889	4,889	4,357	4,357

Financial liabilities — current
Trade creditors	738	738	586	586
Accrued interest and other accrued expenses	2,440	2,440	2,111	2,111
Other creditors	269	269	171	171
Amounts owed to controlled entities	—	—	197	197
Deferred cash settlements	123	123	—	—
Loans from wholly owned controlled entities	—	—	1,408	1,408
Bills of exchange and commercial paper	1,457	1,481	1,457	1,481
Bank loans	111	111	110	110
Other loans	394	396	394	396
Finance leases	7	7	5	5
Cross currency swap hedge payable	6	6	6	6
Forward contract liability	6	6	6	6

	5,551	5,577	6,451	6,477

Financial liabilities — non current
Other creditors	70	70	65	65
Deferred cash settlements	127	127	—	—
Telstra bonds	2,613	2,658	2,613	2,658
Other loans	8,748	9,336	8,748	9,273
Finance leases	48	48	15	15
Cross currency hedge payable	612	612	612	612
Interest rate swap payable	156	156	156	156

	12,374	13,007	12,209	12,779

	17,925	18,584	18,660	19,256

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
35. Financial and capital risk management (continued)
Net fair value of our financial assets and financial liabilities (continued)
(i) Unless there is evidence to suggest otherwise, financial assets and financial liabilities with a short term to maturity are considered to approximate net fair value.
(ii) The reported balance of our borrowings and derivative instruments excludes accrued interest which is recorded in current ‘trade and other receivables’ and current ‘trade and other payables’ in the balance sheet.
(iii) Derivative financial assets and derivative financial liabilities are carried at fair value. Fair value is based on the present value of the estimated future cash flows using an appropriate market based yield curve (also refer to note 2.27).
(iv) The fair value of the Telstra bonds is calculated as the present value of the estimated future cash flows using an appropriate market based yield curve (refer also to note 2.27). The carrying value of Telstra bonds is at amortised cost.
(v) Other loans comprise predominantly foreign denominated debt. The difference between the fair value and carrying value arises from the mixed measurement bases where only part of the foreign currency borrowing portfolio is carried at fair value with the remaining part at amortised cost. Fair value is based on the present value of the estimated future cash flows using an appropriate market based yield curve (also refer to note 2.27).
The carrying amount of other loans are denominated in the following currencies:

Table H	Telstra Group	Telstra Entity
	Carrying value
	As at	As at
	30 June 2006	30 June 2006
	$m	$m
Australian dollar	245	245
Euro	6,336	6,336
United States dollar	1,028	1,028
United Kingdom pound	487	487
Japanese yen	472	472
New Zealand dollar	164	164
Swiss francs	326	326
Singapore dollar	84	84

	9,142	9,142

(vi) During the year we incurred impairment losses on our financial assets of $163 million for the Telstra Group and $520 million for the Telstra Entity. For the Telstra Group impairment losses comprised $161 million on trade and other receivables and $2 million on amounts owed by associated entities. For the Telstra Entity impairment losses comprised $138 million on trade and other receivables and $382 million on amounts owed by controlled entities.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
35. Financial and capital risk management (continued)
Derivative financial instruments and hedging activities
We hold a number of different financial instruments to hedge risks relating to underlying transactions. Our major exposure to interest rate risk and foreign currency risk arises from our long term borrowings. Details of our hedging activities are provided below.
We designate certain derivatives as either:
•	hedges of the fair value of recognised liabilities (fair value hedges);

•	hedges of foreign currency risk associated with recognised liabilities or highly probable forecast transactions (cash flow hedges); or

•	hedges of a net investment in a foreign operation (net investment hedge).
Derivatives are initially recognised at fair value on the date a derivative contract is entered into and are subsequently remeasured at their fair value.
The terms and conditions in relation to our derivative instruments are similar to the terms and conditions of the underlying hedged items. During the year we discontinued hedge accounting for our British pound borrowing in a fair value hedge. There was no material impact on our income statement. All other hedging relationships were effective at the reporting date.
For further details reference should be made to note 2.26.
(a) Fair value hedges
During the period we held cross currency principal and interest rate swaps to mitigate our exposure to changes in the fair value of foreign denominated debt from fluctuations in foreign currency and interest rates. The hedged items designated were a portion of our foreign currency denominated borrowings. The changes in the fair values of the hedged items resulting from movements in exchange rates and interest rates are offset against the changes in the value of the cross currency and interest rate swaps. The objective of this hedging is to convert foreign currency borrowings to floating Australian dollar borrowings.
Gains or losses from remeasuring the fair value of the hedge instrument are recognised within ‘finance costs’ in the income statement, together with gains and losses in relation to the hedged item where those gains or losses relate to the hedged risks. This net result largely represents ineffectiveness attributable to movements in Telstra’s borrowing margins. The remeasurement of the hedged items resulted in a loss before tax of $3 million (Telstra Entity: $3 million) and the changes in the fair value of the hedging instruments resulted in a gain before tax of $29 million (Telstra Entity: $29 million) resulting in a net gain before tax of $26 million (Telstra Entity: $26 million) recorded in ‘finance costs’ in the 2006 financial year.
The effectiveness of the hedging relationship is tested prospectively and retrospectively by means of statistical methods using a regression analysis. Regression analysis is used to analyse the relationship between the derivative instruments (the dependent variable) and the underlying borrowings (the independent variable). The primary objective is to determine if changes to the hedged item and derivative are highly correlated and, thus, supportive of the assertion that there will be a high degree of offset in fair values achieved by the hedge.
Refer to Table J and Table K for the value of our derivatives designated as fair value hedges at 30 June 2006.
(b) Cash flow hedges
Cash flow hedges are used to hedge exposures relating to our borrowings and our ongoing business activities, where we have highly probable purchase or settlement commitments in foreign currencies.
During the year, we entered into cross currency and interest rate swaps as cash flow hedges of future payments denominated in foreign currency resulting from our long-term overseas borrowings. The hedged items designated were a portion of the outflows associated with these foreign denominated borrowings. The objective of this hedging is to hedge foreign currency risks arising from spot rate changes and thereby mitigate the risk of payment fluctuations as a result of exchange rate movements.
We also entered into forward foreign currency contracts as cash flow hedges to hedge forecast transactions denominated in foreign currency which hedge foreign currency risk arising from spot rate changes. The hedged items comprised highly probable forecast foreign currency payments for operating and capital items.
The effectiveness of the hedging relationship relating to our borrowings is calculated prospectively and retrospectively by means of statistical methods using a regression analysis. The actual derivative instruments in a cash flow hedge are regressed against the hypothetical derivative. The primary objective is to determine if changes to the hedged item and derivative are highly correlated and, thus, supportive of the assertion that there will be a high degree of offset in cash flows achieved by the hedge.
The effectiveness of our hedges relating to highly probable transactions is assessed prospectively based on matching of critical terms. As both the nominal volumes and currencies of the hedged item and the hedging instrument are identical, a highly effective hedging relationship is expected. An effectiveness test is carried out retrospectively using the cumulative dollar-offset method. For this, the changes in the fair values of the hedging instrument and the hedged item attributable to exchange rate changes are calculated and a ratio is created. If this ratio is between 80 and 125 per cent, the hedge is effective.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
35. Financial and capital risk management (continued)
Derivative financial instruments and hedging activities (continued)
(b) Cash flow hedges (continued)
The effective portion of gains or losses on remeasuring the fair value of the hedge instrument are recognised directly in equity in the cash flow hedging reserve until such time as the hedged item affects profit or loss, then the gains or losses are transferred to other revenue or other expenses in the income statement. In our hedge of forecast transactions, when the forecast transaction that is hedged results in the recognition of a non-financial asset (for example, inventory or fixed asset), the gains and losses previously deferred in equity are transferred from equity and included in the measurement of the initial cost or carrying amount of the asset. Gains or losses on any portion of the hedge determined to be ineffective are recognised immediately in the income statement within other expenses or other revenue. During the year there was no material ineffectiveness attributable to our cash flow hedges.
If a forecast transaction is no longer expected to occur, the cumulative gains or losses on the hedging instrument that were deferred in equity are transferred immediately to the income statement. During the year we did not discontinue hedge accounting for forecast transactions no longer expected to occur.
During 2006, net gains totalling $229 million after tax (Telstra Entity: $229 million) resulting from the change in the fair value of derivatives were taken directly to equity in the cash flow hedge reserve. These changes constitute the effective portion of the hedging relationship. Net gains amounting to $294 million after tax (Telstra Entity: $295 million) recognised in the cash flow hedge reserve were transferred to the income statement during the year.
Refer to Table J, Table K and Table L for the value of our derivatives designated as cash flow hedges at 30 June 2006.
The following table shows the maturities of the payments, that is when the cash flows are expected to occur.

Table I	Telstra Group	Telstra Entity
	Nominal cash outflows
	As at	As at
	30 June 2006	30 June 2006
	$m	$m

Highly probable forecast purchases (i)
- less than one year	(757)	(734)

Borrowings (ii)
- less than one year	(431)	(431)
- one to five years	(2,924)	(2,924)
- greater than five years	(1,978)	(1,978)

	(5,333)	(5,333)

(i)	These amounts will affect our income statement in the same time period as the cash flows are expected to occur except for purchases of fixed assets in which case the gains and losses on the associated hedging instruments are included in the measurement of the initial cost of the asset. The hedged asset purchases affect profit as the assets are depreciated over their useful lives. Included in the forecast purchases of $757 million (Telstra Entity: $734 million) are $593 million of fixed asset purchases (Telstra Entity: $593 million).

(ii)	The impact on our income statement from foreign currency translation movements associated with these hedged borrowings is expected to be nil as these borrowings are effectively hedged.
(c) Hedges of net investments in foreign operations
We have exposure to foreign currency risk as a result of our investments in offshore activities, including our investments in TelstraClear Limited and Hong Kong CSL Limited (CSL). This risk is created by the translation of the net assets of these entities from their functional currency to Australian dollars. We hedge our investments in foreign operations to mitigate exposure to this risk using forward foreign currency contracts, cross currency swaps and/or borrowings in the relevant currency of the investment.
The effectiveness of the hedging relationship is tested using prospective and retrospective effectiveness tests. In a retrospective effectiveness test, the changes in the fair value of the hedging instruments and the change in the value of the hedged net investment from spot rate changes are calculated and a ratio is created. If this ratio is between 80 and 125 per cent, the hedge is effective. The prospective effectiveness test is performed based on matching of critical terms. As both the nominal volumes and currencies of the hedged item and the hedging instrument are identical, a highly effective hedging relationship is expected.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
35. Financial and capital risk management (continued)
Derivative financial instruments and hedging activities (continued)
(c) Hedges of net investments in foreign operations (continued)
Gains or losses on remeasurement of our derivative instruments designated as hedges of foreign investments are recognised in the foreign currency translation reserve in equity to the extent they are effective. The cumulative amount of the recognised gains or losses included in equity are transferred to the income statement when the foreign operation is sold.
Gains or losses on any portion of the hedge determined to be ineffective are recognised in the income statement within other expenses or other revenue. During the year there was no material ineffectiveness attributable to our net investment hedges.
During the year net gains of $50 million on our hedging instruments were taken directly to equity in the foreign currency translation reserve in the consolidated balance sheet.
Refer to Table J and Table L for the value of our derivatives designated as hedges of net foreign investments at 30 June 2006.
In addition, included in the carrying value of ‘other loans’ and ‘bills of exchange and commercial paper’ at 30 June 2006 are New Zealand dollar denominated borrowings of $164 million (fair value: $164 million) and New Zealand dollar denominated commercial paper of $334 million (fair value: $334 million). These were designated as a hedging instrument of our net investment in TelstraClear. The loans are included within non current financial liabilities and the commercial paper is included within current financial liabilities of the Telstra Group and the Telstra Entity. A foreign exchange gain of $58 million on translation of these borrowings and commercial paper to Australian dollars was recognised in equity in the foreign currency translation reserve in the consolidated balance sheet.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
35. Financial and capital risk management (continued)
Derivative financial instruments and hedging activities (continued)
(d) Hedging instruments
Derivative hedging instruments
Details of our derivative hedging instruments as at balance date are shown in Table J, Table K and Table L below. The fair value of a hedging derivative is classified as a non-current asset or liability if the remaining maturity of the hedged item is more than 12 months, and as a current asset or liability if the remaining maturity of the hedged item is less than 12 months.

Table J	Telstra Group		Telstra Entity
	As at 30 June 2006		As at 30 June 2006
	Assets	Liabilities	Assets	Liabilities
	$m	$m	$m	$m

Cross currency swaps
Current
Cross currency swaps — designated cash flow hedges of other loans (i)	11	—	11	—
Cross currency swaps — designated fair value hedges of other loans	9	—	9	—
Cross currency swaps — designated hedge of net foreign investment	—	6	—	6

Total	20	6	20	6

Non current
Cross currency swaps — designated cash flow hedges of other loans (i)	53	350	53	350
Cross currency swaps — designated fair value hedges of other loans	169	259	169	259
Cross currency swaps — designated hedge of net foreign investment	—	3	—	3

Total	222	612	222	612

(i)	Gains or losses recognised in the cash flow hedging reserve in equity (refer note 22) on cross currency swap contracts as at 30 June 2006 will be continuously released to the income statement until the underlying borrowings are repaid.

Table K	Telstra Group		Telstra Entity
	As at 30 June 2006		As at 30 June 2006
	Assets	Liabilities	Assets	Liabilities
	$m	$m	$m	$m

Interest rate swaps
Non current
Interest rate swaps — designated cash flow hedges of other loans (ii)	106	107	106	107
Interest swaps — designated fair value hedges of other loans	63	49	63	49

Total	169	156	169	156

(ii)	Gains or losses recognised in the cash flow hedging reserve in equity (refer to note 22) on interest rate swap contracts as at 30 June 2006 will be continuously released to the income statement until the underlying borrowings are repaid.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
35. Financial and capital risk management (continued)
Derivative financial instruments and hedging activities (continued)
(d) Hedging instruments (continued)
Derivative hedging instruments (continued)
The fair value of our net Australian dollar amounts receivable/ (payable), settlement dates and average contractual forward exchange rates are as follows:

Table L	Telstra Group		Telstra Entity
	As at 30 June 2006		As at 30 June 2006
	Assets	Liabilities	Assets	Liabilities
	$m	$m	$m	$m

Forward foreign currency contracts
United States (US) dollars — designated as cash flow hedges: highly probable purchases
- less than 3 months, at contractual forward exchange rates averaging United States dollars 0.7328	—	2	—	2
- 3 to 12 months, at contractual forward exchange rates averaging United States dollars 0.7347	—	2	—	2

	—	4	—	4

New Zealand (NZ) dollars — designated as hedge: net foreign investment
- 3 than 12 months, at contractual forward exchange rates averaging New Zealand dollars 1.1946	—	2	—	2

Hong Kong (HK) dollars — designated as hedge: net foreign investment
- 3 to 12 months, at contractual forward exchange rates averaging Hong Kong dollars 5.7248	1	—	1	—

Total	1	6	1	6

(i)	Gains or losses recognised in the cash flow hedging reserve in equity (refer to note 22) on forward foreign exchange contracts as at 30 June 2006 will be released to the income statement at dates when the cash flow from the underlying forecast transactions will occur. However, where the underlying forecast transaction is a purchase of a non-financial asset (for example, inventory or a fixed asset) the gain or loss in the cash flow hedging reserve will be transferred and included in the measurement of the initial cost of the asset at the date the asset is recognised.

(ii)	Other forward exchange contracts which are not included in the above designated hedging relationships have been entered into to hedge exposure of other payables and receivables recognised in the balance sheet. These balances are not significant.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
35. Financial and capital risk management (continued)
Derivative financial instruments and hedging activities (continued)
Breaches
During the year we have not breached any of our agreements with our lenders.
Capital Risk Management
Our objectives when managing capital are to safeguard the Group’s ability to continue as a going concern, so that it can continue to provide returns for shareholders and benefits for other stakeholders and to maintain an optimal capital structure to reduce the cost of capital.
In order to maintain or adjust the capital structure, we may adjust the amount of dividends paid to shareholders, return capital to shareholders or issue new shares.
We monitor capital on the basis of the gearing ratio. This ratio is calculated as net debt divided by total capital. Net debt is calculated as total borrowings (including ‘borrowings’ and ‘derivative financial instruments’ as shown in the consolidated balance sheet) less cash and cash equivalents. Total capital is calculated as equity as shown in the consolidated balance sheet plus net debt.
During 2006, our strategy was to maintain the net debt gearing ratio within 55 to 75 per cent, in order to secure access to finance at a reasonable cost.
The gearing ratios at 30 June 2006 were as follows:

	Telstra Group	Telstra Entity
	As at	As at
	30 June 2006	30 June 2006
	$m	$m
Total borrowings	13,746	14,642
less cash and cash equivalents	(689)	(474)
Net debt	13,057	14,168
Total equity	12,832	12,115
Total capital	25,889	26,283

Gearing ratio	50.4%	53.9%

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
36. Adoption of International Financial Reporting Standards
We are required by the Corporations Act 2001 to prepare our financial reports for financial years commencing on or after 1 January 2005 under the Australian equivalents of International Financial Reporting Standards (A-IFRS) as adopted by the Australian Accounting Standards Board (AASB). We implemented accounting policies in accordance with A-IFRS on 1 July 2004, except for those relating to financial instruments, which were implemented on 1 July 2005.
The transitional rules for first time adoption of A-IFRS required that we restate our comparative financial report using A-IFRS, except for AASB 132: “Financial Instruments: Disclosure and Presentation” and AASB 139: “Financial Instruments: Recognition and Measurement”, where comparative information was not required to be restated. In addition, we have elected to early adopt AASB 7: “Financial Instruments: Disclosures”, which supersedes the disclosure requirements of AASB 132.
Comparatives were remeasured and restated for the year ended 30 June 2005. Most of the adjustments on transition were required to be made to opening retained profits at the beginning of the first comparative period (i.e. at 1 July 2004).
Amendments to A-IFRS transition adjustments disclosed at 31 December 2005
We have made certain amendments to the impacts of adopting A-IFRS on the Telstra Group disclosed at 31 December 2005. These amendments are set out below.
(i) 3G spectrum licence
Under previous Australian Generally Accepted Accounting Principles (AGAAP) we expensed the annual payments made under our Hong Kong 3G spectrum licence as incurred, except for those incurred during the construction of our 3G network in Hong Kong which were capitalised as part of the asset cost.
Based on the IFRS interpretation adopted by other 3G mobile operators in Hong Kong, on transition we have recorded an intangible asset of $121 million (30 June 2005: $108 million) associated with our Hong Kong 3G spectrum licence. This includes $25 million (30 June 2005: $24 million) previously capitalised under AGAAP as part of property, plant and equipment. A corresponding accrual liability has also been recorded.
This intangible asset is amortised over the term of the licence agreement. Net profit before tax has increased by $4 million for the year ended 30 June 2005 due to this additional amortisation and the unwinding of the present value discount on the accrual, partially offset by the elimination of the licence expense. For further details refer to note 36(k).
The recognition of this spectrum licence has resulted in a reduction in the deferred tax liability of the Telstra Group as at 1 July 2004 of $21 million (30 June 2005: $19 million).
(ii) Determination of tax bases
The tax base of our defined benefit asset changed as a result of an interpretation on the treatment of the contribution tax adjustment made to the carrying value of the asset. As a result there was an increase to the deferred tax liability associated with the defined benefit asset on transition of $24 million (30 June 2005: $11 million).
In addition, we reduced the deferred tax asset of one of our controlled entities due to the reassessment of the tax base of certain items of property, plant and equipment on transition by $28 million (30 June 2005: $29 million).
For further details refer to note 36(c).
(iii) Operating leases
Under A-IFRS operating lease rental expense is recognised on a straight line basis over the term of the lease, even if the payments are not on that basis. Under previous AGAAP operating lease rentals were expensed as incurred. This has resulted in the recognition of an additional non-current liability on transition to A-IFRS of $37 million (30 June 2005: $48 million). Operating lease expense increased by $11 million for the year ended 30 June 2005. Refer to note 36(e) for further details.
A-IFRS adjustments with effect from 1 July 2004
(a) AASB 2: “Share-Based Payment” (AASB 2)
Under previous AGAAP we recognised an expense for all restricted shares, performance rights, deferred shares and Telstra shares (consisting of “directshares” and “ownshares”) issued. This expense was equal to the funding provided to the Telstra Growthshare Trust (Growthshare) to purchase Telstra shares on market to underpin these equity instruments, and was recognised in full in the income statement when the funding was provided. Under previous AGAAP, we did not recognise an expense for options issued on the basis that instrument holders are required to pay the option exercise price once the options vest and are exercised.
Under AASB 2, we recognise an expense for all share-based remuneration. This expense is based on the fair value of the equity instruments issued, determined at the grant date. The fair value is calculated using an appropriate valuation technique to estimate the price of those equity instruments in an arm’s length transaction between knowledgeable, willing parties. The fair value calculated is charged against profit over the relevant vesting period, adjusted to reflect actual and expected levels of vesting.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
36. Adoption of International Financial Reporting Standards (continued)
A-IFRS adjustments with effect from 1 July 2004 (continued)
(a) AASB 2: “Share-Based Payment” (AASB 2) (continued)
Under the transitional exemptions of AASB 1: “First-time Adoption of Australian Equivalents to International Financial Reporting Standards” (AASB 1), we elected not to apply AASB 2 to equity instruments granted prior to 7 November 2002.
This approach gave rise to a net positive transitional adjustment to retained profits. If we had not made this election, resulting in all equity instruments granted prior to 7 November 2002 being subject to AASB 2, then opening retained profits on transition would decrease, with a corresponding increase in share capital.
Furthermore, there would have been an increase in labour expense for the year ended 30 June 2005. Equity instruments granted prior to 7 November 2002, for which we have elected not to apply AASB 2, include those granted under Telstra Employee Share Ownership Plan Trust (TESOP97) and Telstra Employee Share Ownership Plan Trust II (TESOP99), as well as certain Growthshare issues.
We own 100% of the equity of Telstra Growthshare Pty Ltd and the Telstra ESOP Trustee Pty Ltd, the corporate trustees for the Telstra Growthshare Trust (Growthshare), TESOP97 and TESOP99, which administer our share-based payment plans. Under previous AGAAP we did not control or significantly influence these trusts, as beneficial ownership and control remained with the employees who participate in the share plans, administered by the Trustee on their behalf.
Under A-IFRS, we have included the results, position and cash flows of Growthshare, TESOP97 and TESOP99 within our financial statements.
(i) On transition as at 1 July 2004
To record the initial recognition of Growthshare within the Telstra Group and Telstra Entity, the loan receivable from Growthshare was eliminated ($65 million), share capital reduced to reflect the shares held by Growthshare in the Telstra Entity ($117 million), and the cash held by Growthshare was recognised ($3 million).
Other assets and liabilities held by the trusts were considered insignificant to Telstra Group and Telstra Entity.
Shares issued under TESOP97 and TESOP99, in conjunction with the non-recourse loans, have been accounted for as options. As a result, the outstanding balance of the loans to employees under TESOP97 and TESOP99 amounting to $174 million (comprising $24 million current receivables and $150 million non current receivables), was deducted from share capital of the Telstra Group and Telstra Entity on transition to A-IFRS.
A transitional adjustment to increase Telstra Group and Telstra Entity opening retained profits by $55 million represents the reversal of the expense previously recorded under AGAAP. We also recognised a transitional expense in retained profits under AASB 2 of $4 million relating to the amortisation over the vesting period of equity instruments issued subsequent to 7 November 2002. This transitional expense increased share capital by $4 million.
(ii) At 30 June 2005
The cumulative effect on the Telstra Group and Telstra Entity at 30 June 2005 was to increase cash assets by $8 million, decrease current receivables by $24 million, non current receivables by $175 million, and share capital by $257 million. Labour expense decreased by $10 million, finance income decreased by $2 million, and dividends decreased by $7 million for the year ended 30 June 2005.
(b) AASB 3: “Business Combinations” (AASB 3)
We previously amortised goodwill over the period of expected benefit, not exceeding 20 years. Under A-IFRS goodwill acquired in a business combination is not amortised, but instead is subject to impairment testing at each reporting date, or upon the occurrence of triggers that may indicate a potential impairment. If there is an indication of impairment resulting in an impairment loss, it is recognised immediately in the income statement.
Under the transitional arrangements of AASB 1 we had the option of applying AASB 3 prospectively from the transition date to A-IFRS (from 1 July 2004). We chose this option rather than to restate all previous business combinations. If this election had not been made, there would not have been a significant impact on the balance sheet or income statement because our accounting for significant business combinations under previous AGAAP was consistent with A-IFRS and USGAAP, whereby we recognised all identifiable assets and liabilities upon acquisition, including intangible assets.
The impact of AASB 3 and associated transitional arrangements is as follows:
•	all prior business combination accounting was frozen as at 1 July 2004; and

•	the value of goodwill was frozen as at transition date, with any amortisation that was reported under previous AGAAP subsequent to transition date was reversed for A-IFRS restatements.
(i) On transition as at 1 July 2004
There were no adjustments on transition as a result of AASB 3.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
36. Adoption of International Financial Reporting Standards (continued)
A-IFRS adjustments with effect from 1 July 2004 (continued)
(b) AASB 3: “Business Combinations” (AASB 3) (continued)
(ii) At 30 June 2005
The effect on the Telstra Group at 30 June 2005 of the cessation of amortisation of goodwill was to increase goodwill and decrease amortisation expense by $145 million (Telstra Entity: $4 million). Investments accounted for using the equity method increased by $2 million for the Telstra Group, with a corresponding decrease in share of net loss from jointly controlled and associated entities.
(c) AASB 112: “Income Taxes” (AASB 112)
On transition to A-IFRS, a new method of accounting for income taxes, known as the “balance sheet approach”, was adopted, replacing the “income statement approach” required by previous AGAAP. Under the new method we generally recognise deferred tax balances in the balance sheet when there is a difference between the carrying value of an asset or liability and its tax base.
The adoption of the “balance sheet approach” has resulted in a number of additional deferred tax balances being recognised, as well as adjustments to existing deferred tax balances. Furthermore, additional deferred tax liabilities have been recognised associated with fair value adjustments on entities acquired by us. Where the acquisition has occurred after 1 July 2004 a corresponding adjustment has been made to goodwill in accordance with AASB 3.
The Telstra Entity has formed a tax consolidated group with its Australian resident wholly owned subsidiaries. Under previous AGAAP the Telstra Entity, as head entity of the tax consolidated group, recognised tax balances for all entities in the group.
Under A-IFRS and in accordance with UIG 1052 “Tax Consolidation Accounting” (UIG 1052), the Telstra Entity only accounts for its own tax balances, with the exception of the following:
•	the current tax liability for the tax consolidated group; and
•	the current and deferred tax arising from unused tax losses and tax credits for all entities in the tax consolidated group.
Under UIG 1052, the current tax liability of the tax consolidated group is required to be allocated to each of the entities in the group. As there was no tax funding arrangement in place at 30 June 2005, this allocation was recorded as a contribution by or distribution to the Telstra Entity.
(i) On transition as at 1 July 2004
The Telstra Group and Telstra Entity’s deferred tax liabilities decreased as a result of the transition to other A-IFRS standards. The transition adjustment comprised:

			Telstra	Telstra
			Group	Entity
	Note		$m	$m

Operating leases	36	(e)	(11)	(11)
Defined benefit asset	36	(f)	159	158
Borrowing costs	36	(h)	(129)	(129)
3G spectrum licence	36	(k)	(21)	—
Handset subsidies	36	(k)	(72)	(72)

Net decrease in deferred tax liabilities			(74)	(54)

A corresponding increase in opening retained profits was recorded as a result of these adjustments.
In addition, there was a transitional adjustment to deferred tax liabilities as a result of the change in accounting for income taxes to the balance sheet approach, and the adoption of UIG 1052. This adjustment consisted of:

	Telstra	Telstra
	Group	Entity
	$m	$m

Tax base differences on buildings	77	77
Tax effect of fair value adjustments on entities acquired by us	66	—
Adoption of UIG 1052	—	329
Adjustments to plant and equipment and other temporary differences	(105)	(104)

Net increase in deferred tax liabilities	38	302

For the Telstra Group opening retained profits decreased by $6 million (Telstra Entity: $142 million), and the asset revaluation reserve reduced by $32 million (Telstra Entity: $83 million) as a result of these entries. Furthermore, the balance of investments recorded by the Telstra Entity increased by $77 million.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
36. Adoption of International Financial Reporting Standards (continued)
A-IFRS adjustments with effect from 1 July 2004 (continued)
(c) AASB 112: “Income Taxes” (AASB 112) (continued)
(ii) At 30 June 2005
The Telstra Group and Telstra Entity’s deferred tax liabilities decreased as a result of the impact of other A-IFRS standards as at 30 June 2005. This adjustment consisted of:

			Telstra	Telstra
			Group	Entity
	Note		$m	$m

Deferred payment for equipment	36	(d)	(8)	—
Operating leases	36	(e)	(14)	(14)
Defined benefit asset	36	(f)	79	79
Borrowing costs	36	(h)	(129)	(129)
3G spectrum licence	36	(k)	(19)	—
Handset subsidies	36	(k)	(91)	(91)

Net decrease in deferred tax liabilities			(182)	(155)

The Telstra Group and Telstra Entity retained profits increased by $24 million due to the tax effect of the defined benefit actuarial loss. Telstra Group tax expense for the year ended 30 June 2005 decreased by $84 million (Telstra Entity: $77 million).
In addition, an adjustment to deferred tax liabilities was attributable to the change in accounting for income taxes to the balance sheet approach and the adoption of UIG 1052. This adjustment consisted of:

	Telstra	Telstra
	Group	Entity
	$m	$m

Tax base differences on buildings	74	74
Tax effect of fair value adjustments on entities acquired by us	104	—
Adoption of UIG 1052	—	299
Adjustments to plant and equipment and other temporary differences	(77)	(83)

Net increase in deferred tax liabilities	101	290

As a result of adjustments associated with the change to the balance sheet approach, Telstra Group goodwill increased by $63 million and the FCTR increased by $9 million as at 30 June 2005. Income tax expense for the Telstra Group for the year ended 30 June 2005 increased by $8 million.
For the Telstra Entity, investments increased by $107 million as at 30 June 2005. Dividend revenue increased by $223 million and income tax expense increased by $182 million for the year ended 30 June 2005.
(d) AASB 116: “Property, Plant and Equipment” (AASB 116)
Under the transitional exemptions of AASB 1 we had the option to use an asset’s fair value, or previously revalued amount, as its deemed cost from the date of transition. We elected to apply the cost model under AASB 116, and therefore the carrying value of our property, plant and equipment (some of which had been previously revalued) and intangible assets on the date of transition were deemed to be cost under A-IFRS. If this election had not been made, we would have had to restate these assets to their original historical cost.
On transition to A-IFRS an entity is required to derecognise items where A-IFRS does not permit such recognition. As we have adopted the cost model under AASB 116, the asset revaluation reserve will be derecognised as it is not a valid reserve under the cost model. The balance, after taking into consideration other A-IFRS adjustments, has been transferred to the general reserve.
Under previous AGAAP, we recognised the gross proceeds on sale of non current assets as revenue and the cost in other expenses. A-IFRS requires the net gain on sale of non current assets to be classified as other income, not separately treated as revenue and other expenses.
(i) On transition as at 1 July 2004
For the Telstra Entity, the balance of the asset revaluation reserve of $194 million was transferred to the general reserve on transition to A-IFRS.
(ii) At 30 June 2005
On 6 December 2004, we acquired a 50% interest in the 3G Radio Access Network (RAN) assets of Hutchison 3G Australia Pty Ltd (H3GA) for $450 million, payable over 2 years. Due to the deferred payment terms, under previous AGAAP our property, plant and equipment balance increased by $428 million, representing the present value of the purchase price calculated using our incremental borrowing rate. AASB 116 requires that a discount rate specific to the asset be used, rather than our incremental borrowing rate.
Under previous AGAAP, the release of interest associated with the unwinding of the present value discount was capitalised as part of property, plant and equipment until the assets were installed ready for use. Under A-IFRS the release of interest associated with the unwinding of the present value discount was expensed as incurred.
For the Telstra Group, the change in the discount rate and the cessation of interest capitalisation resulted in a decrease in our property, plant and equipment of $37 million, and a decrease in current and non current payables of $10 million (comprising $3 million current and $7 million non current). Finance costs of the Telstra Group for the year ended 30 June 2005 increased by $27 million.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
36. Adoption of International Financial Reporting Standards (continued)
A-IFRS adjustments with effect from 1 July 2004 (continued)
(d) AASB 116: “Property, Plant and Equipment” (AASB 116) (continued)
For the Telstra Group we have reclassified revenue of $476 million (Telstra Entity: $336 million) and other expenses of $215 million (Telstra Entity: $203 million) to other income associated with the net gain on sale of non current assets for the year ended 30 June 2005.
(e) AASB 117: “Leases” (AASB 117)
Under previous AGAAP, operating lease payments were expensed in the periods in which they were incurred. Under A-IFRS, operating lease payments are expensed on a straight line basis over the term of the lease, even if the payments are not on that basis. Where the lease contains a fixed rental increase each year, the total impact of the rental increase is expensed evenly over the lease term.
(i) On transition as at 1 July 2004
For the Telstra Group and Telstra Entity, non-current trade and other payables increased by $37 million, representing an increase to previously recognised operating lease expense associated with using the straight line method for A-IFRS, with a corresponding decrease in opening retained profits.
(ii) At 30 June 2005
For the Telstra Group and Telstra Entity, non-current trade and other payables increased by $48 million. For the year ended 30 June 2005, operating lease expense increased by $11 million.
(f) AASB 119: “Employee Benefits” (AASB 119)
Under previous AGAAP, we did not recognise an asset or liability on our balance sheet for the net position of the defined benefit plans we sponsor in Australia and Hong Kong.
On adoption of A-IFRS, we recognised the net position of each plan as a transitional adjustment to the balance sheet, with a corresponding entry to retained profits. The transitional adjustment was based on an actuarial valuation of each scheme at transition date determined in accordance with AASB 119.
A revised AASB 119 was issued in December 2004 and applies to annual reporting periods beginning on or after 1 January 2006. We have elected under s.334(5) of the Corporations Act 2001 to early adopt this revised accounting standard for the financial year commencing 1 July 2004.
This revised standard is similar to the current accounting standard, with the exception of the treatment of actuarial gains and losses. This revised standard enables us to either:
•	recognise actuarial gains and losses directly in the income statement;

•	recognise actuarial gains and losses in the income statement using the “corridor approach”; or

•	recognise actuarial gains and losses directly in retained profits.
Under this revised standard, we have elected to recognise actuarial gains and losses directly in retained profits. The actuarial gains and losses are based on an actuarial valuation of each plan at reporting date. Other components of pension costs are recognised in the income statement as a labour expense. Where appropriate, this additional labour cost is capitalised as part of our constructed plant and equipment.
(i) On transition as at 1 July 2004
The Telstra Group adjustment on transition resulted in the recognition of a defined benefit asset of $537 million (Telstra Entity: $529 million), with a corresponding increase in opening retained profits.
(ii) At 30 June 2005
The cumulative effect on the Telstra Group balance sheet at 30 June 2005 was to recognise a defined benefit asset of $247 million, increase property, plant and equipment by $24 million and decrease retained profits for actuarial losses by $90 million. Telstra Group labour expense increased by $175 million and depreciation expense increased by $1 million for the year ended 30 June 2005
The cumulative effect on the Telstra Entity balance sheet at 30 June 2005 was to recognise a defined benefit asset of $242 million, increase property, plant and equipment by $24 million and decrease retained profits for actuarial losses by $85 million. Telstra Group labour expense increased by $176 million and depreciation expense increased by $1 million for the year ended 30 June 2005.
(g) AASB 121: “The Effects of Changes in Foreign Exchange Rates” (AASB 121)
AASB 121 requires goodwill and fair value adjustments arising on the acquisition of a foreign controlled entity to be expressed in the functional currency of the foreign operation. Previously, we fixed goodwill and certain fair value adjustments in Australian dollars based on the exchange rate at the acquisition date.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
36. Adoption of International Financial Reporting Standards (continued)
A-IFRS adjustments with effect from 1 July 2004 (continued)
(g) AASB 121: “The Effects of Changes in Foreign Exchange Rates” (AASB 121) (continued)
Under the transitional rules of AASB 1 we have taken advantage of an exemption that permits application of AASB 121 retrospectively to goodwill and fair value adjustments arising in all business combinations that occurred before the date of transition to A-IFRS. This exemption allows us to reset the goodwill and fair value adjustments to the functional currency of the foreign operations at the original date of acquisition. This adjustment is primarily attributable to our investments in the Telstra CSL Group (HKCSL) and TelstraClear Limited (TelstraClear).
Under AASB 1 we have also applied an exemption that permitted the resetting of the FCTR to nil as at the date of transition to A-IFRS.
(i) On transition as at 1 July 2004
The Telstra Group transitional adjustments to reset goodwill and fair value adjustments of foreign controlled entities resulted in a decrease to the FCTR of $297 million, corresponding with an increase to property, plant and equipment of $3 million, an increase of $14 million to intangible assets and a decrease in goodwill of $314 million. The A-IFRS FCTR following these and other A-IFRS adjustments was $343 million. This FCTR balance was reset to nil with a corresponding decrease to opening retained profits.
(ii) At 30 June 2005
The cumulative effect on the Telstra Group balance sheet at 30 June 2005 was to decrease goodwill by $454 million, increase other intangibles by $9 million, increase property, plant and equipment by $2 million and decrease FCTR by $111 million. The impact on the income statement for the year ended 30 June 2005 was a decrease in other expenses of $11 million representing a change in the functional currency of a foreign controlled entity.
(h) AASB 123: “Borrowing Costs”
In accordance with previous AGAAP, we previously capitalised borrowing costs incurred in respect of internally constructed property, plant and equipment and software assets that met the criteria for qualifying assets. The benchmark treatment required under A-IFRS is to expense borrowing costs. AASB 123 does however permit the alternative treatment of capitalising these costs where they relate to qualifying assets. We have elected to change our policy in line with the benchmark treatment and expense our borrowing costs.
(i) On transition as at 1 July 2004
We transferred the unamortised balance of capitalised borrowing costs included in property, plant and equipment and software assets to retained profits. This gave rise to a reduction in Telstra Group property, plant and equipment of $399 million (Telstra Entity: $367 million) and a reduction in software assets of $63 million (Telstra Entity: $63 million), with a corresponding decrease in opening retained profits.
(ii) At 30 June 2005
For the Telstra Group the effect on the balance sheet at 30 June 2005 was to decrease property, plant and equipment by $401 million (Telstra Entity: $374 million) and reduce software assets by $57 million (Telstra Entity: $57 million). Telstra Group depreciation expense decreased by $94 million (Telstra Entity: $90 million) and finance costs increased by $90 million (Telstra Entity: $90 million) for the year ended 30 June 2005.
(i) AASB 128: “Investments in Associates” (AASB 128) and AASB 131: “Interests in Joint Ventures” (AASB 131)
AASB 128/131 requires amounts that are in substance part of the net investment in associates or jointly controlled entities to be accounted for as part of the carrying value of the investment for the purposes of equity accounting the results of the associate or jointly controlled entity. Accordingly, we have reclassified amounts that are not currently recorded in the carrying value of our investment in associates or jointly controlled entities to be treated as an extension of our equity investment. This treatment gave rise to the continuation of equity accounting of our share of the operating losses in respect of those associates and jointly controlled entities that are incurring losses and have balances as described above.
(i) On transition as at 1 July 2004
On transition to AASB 128/131, there was a decrease to Telstra Group non current receivables of $208 million representing the capacity prepayment with our joint venture entity Reach Ltd (Reach). This non current asset was deemed to be an extension of our investment in Reach under A-IFRS and was absorbed by the carried forward losses in Reach not previously recognised. The impact of this change on the Telstra Group was to decrease opening retained profits by $348 million for our share of the accumulated losses, offset by an increase of $140 million to the FCTR for the translation differences on our investment in Reach. The FCTR attributable to Reach was reset to nil as detailed in the adjustment outlined in note 36(g).

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
36. Adoption of International Financial Reporting Standards (continued)
A-IFRS adjustments with effect from 1 July 2004 (continued)
(i) AASB 128: “Investments in Associates” (AASB 128) and AASB 131: “Interests in Joint Ventures” (AASB 131) (continued)
(ii) At 30 June 2005
On 16 April 2005 we swapped our capacity prepayment with Reach for an Indefeasible Right of Use (IRU). This IRU was recorded as a deferred expense under previous AGAAP and was being amortised over the term of the IRU being 15 years. As part of this arrangement, we agreed to fund Reach’s committed capital expenditure together with our co-shareholder PCCW Limited for the period until 2022, up to a value of US$106 million each, if required. Our share was disclosed as a contingent liability under previous AGAAP.
Under A-IFRS, the IRU was deemed to be an extension of our investment in Reach, similar to the capacity prepayment. Furthermore, our commitment to Reach for the committed capital expenditure required us to recognise additional equity accounted losses in Reach of $102 million for the year ended 30 June 2005. This gave rise to a provision of $90 million ($32 million current and $58 million non current) as at 30 June 2005 for the net present value of our share of the committed capital expenditure. Other assets — current decreased by $1 million, intangibles decreased by $217 million and trade and other payables decreased by $1 million. For the year ended 30 June 2005, finance costs increased by $2 million associated with the unwinding of the present value discount, amortisation expense decreased by $3 million, finance income decreased by $18 million and exchange losses decreased by $20 million.
The effect on the Telstra Entity for our commitment to Reach for the committed capital expenditure was to recognise a provision of $90 million ($32 million current and $58 million non current) as at 30 June 2005. Other current assets decreased by $1 million, intangible assets increased by $87 million and trade and other payables decrease by $1 million. For the year ended 30 June 2005, finance costs increased by $2 million and amortisation expense increased by $1 million.
Investments accounted for using the equity method decreased by $3 million as a result of the adoption of A-IFRS by our jointly controlled and associated entities. For the year ended 30 June 2005, our share of equity accounted losses increased by $3 million.
(j) AASB 136: “Impairment of Assets” (AASB 136)
Our accounting policy under previous AGAAP was to assess our current and non current assets for impairment by determining the recoverable amount of those assets. We wrote down the value of the non current asset where the carrying amount exceeded recoverable amount. We assessed recoverable amount for a group of non current assets where those assets were considered to work together as one.
With the adoption of AASB 136, impairment of assets is assessed on the basis of individual cash generating units. We have assessed our Australian telecommunications network to be a single cash generating unit for the purpose of this standard with the exception of the HFC network. This approach has been adopted as we consider that, in the generation of our revenue streams, the delivery of our end products or services is heavily reliant on the use of one core of commonly shared communication assets, encompassing the customer access network and the core network. This ubiquitous network carries all our telecommunications traffic throughout Australia.
Under previous AGAAP, we assessed recoverable amount on this same ubiquitous network basis, and as a result, there were no initial adjustments to the value of our network assets under A-IFRS.
Each of our controlled entities, jointly controlled entities and associated entities has also been assessed, and generally each significant entity has at least one separate cash generating unit in its own right. Under AGAAP, we assessed recoverable amount on a similar basis, and there is no initial adjustment to the value of our assets. In accordance with AASB 1, the carrying amount of goodwill at transition date has been tested for impairment and no initial impairment losses were recognised on transition to A-IFRS.
(k) AASB 138: “Intangible Assets” (AASB 138)
As part of the IFRS project, intangibles recognised under previous AGAAP, including software assets developed for internal use and deferred expenditure, were reviewed to confirm that the criteria in AASB 138 have been met. Software assets developed for internal use, and deferred expenditure were reclassified from other current and non current assets to intangible assets on transition to AASB 138. We have also reclassified some software assets from property, plant and equipment to intangible assets for software that is not an integral part of property, plant and equipment.
Under previous AGAAP, we capitalised the subsidised component of mobile handsets that were sold as part of a service contract as a subscriber acquisition cost. This capitalised balance was then amortised over the contract term.
UIG 1042 “Subscriber Acquisition Costs in the Telecommunications Industry” (UIG 1042) was released by the AASB in December 2004 and prescribes the appropriate accounting treatment of subscriber acquisition costs based on the requirements of AASB 138. Specifically, UIG 1042 requires the cost of telephones provided to subscribers to be excluded from subscriber acquisition costs. As a result, under A-IFRS we have elected to expense mobile handset subsidies as incurred.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
36. Adoption of International Financial Reporting Standards (continued)
A-IFRS adjustments with effect from 1 July 2004 (continued)
(k) AASB 138: “Intangible Assets” (AASB 138) (continued)
Our subsidiary in Hong Kong, HKCSL, has a licence to utilise 3G spectrum in Hong Kong until 2016. As part of this licence agreement, HKCSL are required to make annual payments for the right to use this spectrum. Under previous AGAAP we expensed these payments as incurred, except for those incurred during the construction of our 3G network in Hong Kong which were capitalised as part of the asset cost.
On adoption of AASB 138 and consistent with other 3G mobile operators in Hong Kong, the Telstra Group has recorded an intangible asset for this 3G spectrum licence, based on the present value of our expected future payments. This intangible asset is amortised over the term of the agreement. A corresponding accrual has also been recorded for our future obligations.
(i) On transition as at 1 July 2004
On transition, other current and non current assets of the Telstra Group and Telstra Entity decreased by $205 million and $34 million respectively for the write-off of deferred mobile handset subsidies, with a corresponding decrease in opening retained profits.
The intangible asset associated with our Hong Kong 3G spectrum licence amounted to $121 million on transition in the Telstra Group, representing the present value of our expected future payments under the licence. Under previous AGAAP these payments were expensed as incurred, with certain payments capitalised as part of the cost of our Hong Kong 3G network. Of the balance of the intangible asset, $25 million has been reclassified from property, plant and equipment that was capitalised under previous AGAAP. Trade and other payables have increased by $96 million ($3 million current and $93 million non current).
Software assets developed for internal use and deferred expenditure were reclassified from other assets and property, plant and equipment to intangible assets on transition to A-IFRS. This reclassification adjustment for the Telstra Group amounted to $2,601 million (Telstra Entity: $2,375 million) as at transition date. This comprised $286 million (Telstra Entity: $249 million) from other current assets, $2,292 million (Telstra Entity: $2,126 million) from other non current assets and $23 million from property, plant and equipment.
(ii) At 30 June 2005
The write-off of deferred mobile handset subsidies decreased other current and non current assets of the Telstra Group and Telstra Entity by $241 million and $62 million respectively. Goods and services purchased for the year ended 30 June 2005 increased by $64 million.
The recognition of the Hong Kong 3G spectrum licence increased intangibles by $108 million, decreased property, plant and equipment by $24 million and increased trade and other payables by $89 million ($2 million current and $87 million non current) for the Telstra Group as at 30 June 2005. Other expenses decreased by $5 million, amortisation increased by $4 million and finance costs increased by $5 million for the year ended 30 June 2005.
The cumulative effect on the Telstra Group balance sheet at 30 June 2005 for the reclassification of software and deferred expenditure was to increase intangibles by $2,875 million (Telstra Entity: $2,534 million). This comprised $305 million (Telstra Entity: $264 million) from other current assets, $2,546 million (Telstra Entity: $2,270 million) from other non current assets and $24 million from property, plant and equipment.
(l) Nature of A-IFRS adjustments with effect from 1 July 2004
In the following tables, presentation adjustments reflect the reclassification of previously recognised amounts into their A-IFRS categories.
Accounting adjustments reflect the remeasurement of previously recognised amounts, or the recognition of additional amounts required under A-IFRS.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
36. Adoption of International Financial Reporting Standards (continued)
(l) Reconciliation of profit under previous AGAAP to A-IFRS for the year ended 30 June 2005 for the consolidated Telstra Group.

				Telstra Group
				Year ended 30 June 2005
				Effect of transition to A-IFRS
			Previous	Presentation	Accounting
			AGAAP	adjustments	adjustments	A-IFRS
	Note		$m	$m	$m	$m

Income
Revenue (excluding finance income)	36	(d)	22,657	(476)	—	22,181
Other income	36	(d)	—	261	—	261

			22,657	(215)	—	22,442

Expenses
Labour	36(a),	(f)	3,693	—	165	3,858
Goods and services purchased	36	(k)	4,147	—	64	4,211
Other expenses	36(d),(e),(g),(i),	(k)	4,055	(215)	(25)	3,815

			11,895	(215)	204	11,884

Share of net (gain)/loss from jointly controlled and associated entities	36(b),	(i)	(9)	—	103	94

			11,886	(215)	307	11,978

Earnings before interest, income tax expense, depreciation and amortisation (EBITDA)			10,771	—	(307)	10,464
Depreciation and amortisation	36(b),(f),(h),(i),	(k)	3,766	—	(237)	3,529

Earnings before interest and income tax expense (EBIT)			7,005	—	(70)	6,935

Finance income	36(a),	(i)	103	—	(20)	83
Finance costs	36(d),(h),(i),	(k)	839	—	124	963

Net finance costs			736	—	144	880

Profit before income tax expense			6,269	—	(214)	6,055

Income tax expense	36	(c)	1,822	—	(76)	1,746

Profit for the year			4,447	—	(138)	4,309

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
36. Adoption of International Financial Reporting Standards (continued)
(l) Reconciliation of profit under previous AGAAP to A-IFRS for the year ended 30 June 2005 for the Telstra Entity.

			Telstra Entity
			Year ended 30 June 2005
			Effect of transition to A-IFRS
			Previous	Presentation	Accounting
			AGAAP	adjustments	adjustments	A-IFRS
	Note		$m	$m	$m	$m

Income
Revenue (excluding finance income)	36(c),(d	)	19,944	(336)	223	19,831
Other income	36 (d	)	—	133	—	133

			19,944	(203)	223	19,964

Expenses
Labour	36(a),(f	)	2,916	—	166	3,082
Goods and services purchased	37 (k	)	2,894	—	64	2,958
Other expenses	36(d),(e),(i	)	3,666	(203)	15	3,478

			9,476	(203)	245	9,518

Earnings before interest, income tax expense, depreciation and amortisation (EBITDA)			10,468	—	(22)	10,446
Depreciation and amortisation	36(b),(f),(h),(i	)	3,298	—	(92)	3,206

Earnings before interest and income tax expense (EBIT)			7,170	—	70	7,240

Finance income	36 (a	)	103	—	(2)	101
Finance costs	36(h),(i	)	851	—	92	943

Net finance costs			748	—	94	842

Profit before income tax expense			6,422	—	(24)	6,398

Income tax expense	36 (c	)	1,777	—	105	1,882

Profit for the year			4,645	—	(129)	4,516

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
36. Adoption of International Financial Reporting Standards (continued)
(l) Reconciliation of balance sheet under previous AGAAP to A-IFRS as at transition date, 1 July 2004, for the consolidated Telstra Group.

			Telstra Group
			1 July 2004
			Effect of transition to A-IFRS
			Previous	Presentation	Accounting
			AGAAP	adjustments	adjustments	A-IFRS
	Note		$m	$m	$m	$m

Current assets
Cash and cash equivalents	36(a	)	687	—	3	690
Trade and other receivables	36(a),(m	)	3,608	(192)	—	3,416
Inventories			229	—	—	229
Derivative financial assets	36(m	)	—	169	—	169
Other assets	36(k	)	803	(286)	(205)	312

Total current assets			5,327	(309)	(202)	4,816

Non current assets
Trade and other receivables	36(a),(i)(m	)	740	(387)	(273)	80
Inventories			10	—	—	10
Investments accounted for using the equity method			40	—	—	40
Available for sale investments			80	—	—	80
Property, plant and equipment	36(g),(h),(k	)	22,863	(23)	(421)	22,419
Intangibles	36(g),(h),(k),(m	)	3,605	2,580	(242)	5,943
Deferred tax assets			2	—	—	2
Derivative financial assets	36(m	)	—	238	—	238
Other assets	36(f),(k	)	2,326	(2,292)	503	537

Total non current assets			29,666	116	(433)	29,349

Total assets			34,993	(193)	(635)	34,165

Current liabilities
Trade and other payables	36(k	)	2,338	—	3	2,341
Borrowings			3,246	—	—	3,246
Current tax liabilities			539	—	—	539
Provisions			358	—	—	358
Revenue received in advance			1,095	—	—	1,095

Total current liabilities			7,576	—	3	7,579

Non current liabilities
Trade and other payables	36(e),(k	)	49	—	130	179
Borrowings	36(m	)	9,014	(429)	—	8,585
Deferred tax liabilities	36(c	)	1,807	—	(36)	1,771
Provisions			778	—	—	778
Derivative financial liabilities	36(m	)	—	410	—	410
Revenue received in advance			408	—	—	408

Total non current liabilities			12,056	(19)	94	12,131

Total liabilities			19,632	(19)	97	19,710

Net assets			15,361	(174)	(732)	14,455

Equity
Share capital	36(a	)	6,073	(174)	(113)	5,786
Reserves	36(c),(g),(i	)	(105)	—	154	49
Retained profits			9,391	—	(773)	8,618

Equity available to Telstra Entity shareholders			15,359	(174)	(732)	14,453
Minority interests			2	—	—	2

Total equity			15,361	(174)	(732)	14,455

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
36. Adoption of International Financial Reporting Standards (continued)
(l) Reconciliation of balance sheet under previous AGAAP to A-IFRS as at transition date, 1 July 2004, for the Telstra Entity.

			Telstra Entity
			1 July 2004
			Effect of transition to A-IFRS
			Previous	Presentation	Accounting
			AGAAP	adjustments	adjustments	A-IFRS
	Note		$m	$m	$m	$m

Current assets
Cash and cash equivalents	36(a	)	543	—	3	546
Trade and other receivables	36(a),(m	)	3,258	(192)	—	3,066
Inventories			206	—	—	206
Derivative financial assets	36(m	)	—	169	—	169
Other assets	36(k	)	687	(249)	(205)	233

Total current assets			4,694	(272)	(202)	4,220

Non current assets
Trade and other receivables	36(a),(m	)	1,047	(387)	(65)	595
Inventories			10	—	—	10
Investments accounted for using the equity method			32	—	—	32
Investments — other	36(c	)	5,435	—	77	5,512
Property, plant and equipment	36(h	)	21,600	—	(367)	21,233
Intangibles	36(h),(k),(m	)	236	2,354	(63)	2,527
Derivative financial assets	36(m	)	—	238	—	238
Other assets	36(f),(k	)	2,160	(2,126)	495	529

Total non current assets			30,520	79	77	30,676

Total assets			35,214	(193)	(125)	34,896

Current liabilities
Trade and other payables			1,891	—	—	1,891
Borrowings			5,527	—	—	5,527
Current tax liabilities			512	—	—	512
Provisions			331	—	—	331
Revenue received in advance			885	—	—	885

Total current liabilities			9,146	—	—	9,146

Non current liabilities
Trade and other payables	36(e	)	46	—	37	83
Borrowings	36(m	)	9,014	(429)	—	8,585
Deferred tax liabilities	36(c	)	1,748	—	248	1,996
Provisions			740	—	—	740
Derivative financial liabilities	36(m	)	—	410	—	410
Revenue received in advance			398	—	—	398

Total non current liabilities			11,946	(19)	285	12,212

Total liabilities			21,092	(19)	285	21,358

Net assets			14,122	(174)	(410)	13,538

Equity
Share capital	36(a	)	6,073	(174)	(113)	5,786
Reserves	36(c	)	277	—	(83)	194
Retained profits			7,772	—	(214)	7,558

Total equity			14,122	(174)	(410)	13,538

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
36. Adoption of International Financial Reporting Standards (continued)
(l) Reconciliation of balance sheet under previous AGAAP to A-IFRS as at 30 June 2005 for the consolidated Telstra Group.

			Telstra Group
			30 June 2005
			Effect of transition to A-IFRS
			Previous	Presentation	Accounting
			AGAAP	adjustments	adjustments	A-IFRS
	Note		$m	$m	$m	$m

Current assets
Cash and cash equivalents	36(a	)	1,540	—	8	1,548
Trade and other receivables	36(a),(m	)	3,577	(28)	—	3,549
Inventories			232	—	—	232
Derivative financial assets	36(m	)	—	4	—	4
Other assets	36(i),(k	)	796	(305)	(242)	249

Total current assets			6,145	(329)	(234)	5,582

Non current assets
Trade and other receivables	36(a	)	272	(131)	(44)	97
Inventories			15	—	—	15
Investments accounted for using the equity method	36(b),(i	)	49	—	(1)	48
Property, plant and equipment	36(d),(f),(g),(h),(k	)	23,351	(24)	(436)	22,891
Intangibles	36(b),(c),(g),(h),(i),(k),(m	)	3,868	2,864	(403)	6,329
Deferred tax assets			2	—	—	2
Other assets	36(f),(k	)	2,608	(2,546)	185	247

Total non current assets			30,165	163	(699)	29,629

Total assets			36,310	(166)	(933)	35,211

Current liabilities
Trade and other payables	36(d),(i),(k	)	2,809	—	(2)	2,807
Borrowings	36(m	)	1,518	(11)	—	1,507
Current tax liabilities			534	—	—	534
Provisions	36(i	)	389	—	32	421
Derivative financial liabilities	36(m	)	—	11	—	11
Revenue received in advance			1,132	—	—	1,132

Total current liabilities			6,382	—	30	6,412

Non current liabilities
Trade and other payables	36(d),(e),(k	)	122	—	128	250
Borrowings	36(m	)	11,816	(875)	—	10,941
Deferred tax liabilities	36(c	)	1,885	—	(81)	1,804
Provisions	36(i	)	836	—	58	894
Derivative financial liabilities	36(m	)	—	864	—	864
Revenue received in advance			388	—	—	388

Total non current liabilities			15,047	(11)	105	15,141

Total liabilities			21,429	(11)	135	21,553

Net assets			14,881	(155)	(1,068)	13,658

Equity
Share capital	36(a	)	5,793	(155)	(102)	5,536
Reserves	36(c),(g),(i	)	(157)	—	4	(153)
Retained profits			9,243	—	(970)	8,273

Equity available to Telstra Entity shareholders			14,879	(155)	(1,068)	13,656
Minority interests			2	—	—	2

Total equity			14,881	(155)	(1,068)	13,658

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
36. Adoption of International Financial Reporting Standards (continued)
(l) Reconciliation of balance sheet under previous AGAAP to A-IFRS as at 30 June 2005 for the Telstra Entity.

			Telstra Entity
			30 June 2005
			Effect of transition to A-IFRS
			Previous	Presentation	Accounting
			AGAAP	adjustments	adjustments	A-IFRS
	Note		$m	$m	$m	$m

Current assets
Cash and cash equivalents	36(a	)	1,360	—	8	1,368
Trade and other receivables	36(a),(m	)	3,566	(28)	—	3,538
Inventories			194	—	—	194
Derivative financial assets	36(m	)	—	4	—	4
Other assets	36(i),(k	)	679	(264)	(242)	173

Total current assets			5,799	(288)	(234)	5,277

Non current assets
Trade and other receivables	36(a	)	290	(131)	(44)	115
Inventories			15	—	—	15
Investments accounted for using the equity method	36(i	)	44	—	(3)	41
Investments — other	36(c	)	6,029	—	107	6,136
Property, plant and equipment	36(f),(h	)	21,573	—	(350)	21,223
Intangibles	36(b),(h),(i),(k),(m	)	194	2,523	34	2,751
Other assets	36(f),(k	)	2,332	(2,270)	180	242

Total non current assets			30,477	122	(76)	30,523

Total assets			36,276	(166)	(310)	35,800

Current liabilities
Trade and other payables	36(i	)	1,957	—	(1)	1,956
Borrowings	36(m	)	3,903	(11)	—	3,892
Current tax liabilities			519	—	—	519
Provisions	36(i	)	324	—	32	356
Derivative financial liabilities	36(m	)	—	11	—	11
Revenue received in advance			912	—	—	912

Total current liabilities			7,615	—	31	7,646

Non current liabilities
Trade and other payables	36(e	)	13	—	48	61
Borrowings	36(m	)	11,782	(875)	—	10,907
Deferred tax liabilities	36(c	)	1,826	—	135	1,961
Provisions	36(i	)	779	—	58	837
Derivative financial liabilities	36(m	)	—	864	—	864
Revenue received in advance			381	—	—	381

Total non current liabilities			14,781	(11)	241	15,011

Total liabilities			22,396	(11)	272	22,657

Net assets			13,880	(155)	(582)	13,143

Equity
Share capital	36(a	)	5,793	(155)	(102)	5,536
Reserves	36(c	)	277	—	(83)	194
Retained profits			7,810	—	(397)	7,413

Total equity			13,880	(155)	(582)	13,143

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
36. Adoption of International Financial Reporting Standards (continued)
(l) Reconciliation of equity under previous AGAAP to A-IFRS for the consolidated Telstra Group.

				Reserves
					Foreign		Consoli-
			Share	Asset	currency		dation	Retained	Minority
			capital	revaluation	translation	General	fair value	profits	interests	Total
			$m	$m	$m	$m	$m	$m	$m	$m

Balance at 1 July 2004 under AGAAP			6,073	32	(186)	5	44	9,391	2	15,361
Share-based payments	36	(a)	(287)	—	—	—	—	51	—	(236)
Income taxes	36	(c)	—	(32)	—	—	—	68	—	36
Operating leases	36	(e)	—	—	—	—	—	(37)	—	(37)
Net defined benefit asset	36	(f)	—	—	—	—	—	537	—	537
Foreign currency	36	(g)	—	—	46	—	—	(343)	—	(297)
Expensing of borrowing costs previously capitalised	36	(h)	—	—	—	—	—	(462)	—	(462)
Equity accounting for Reach Ltd	36	(i)	—	—	140	—	—	(348)	—	(208)
Expensing handset subsidies previously deferred	36	(k)	—	—	—	—	—	(239)	—	(239)

Balance at 1 July 2004 under A-IFRS			5,786	—	—	5	44	8,618	2	14,455

Balance at 30 June 2005 under AGAAP			5,793	32	(231)	4	38	9,243	2	14,881
Share-based payments	36	(a)	(257)	—	—	—	—	66	—	(191)
Cease amortisation of goodwill	36	(b)	—	—	—	—	—	147	—	147
Income taxes	36	(c)	—	(32)	9	—	—	167	—	144
Deferred payment for equipment	36	(d)	—	—	—	—	—	(27)	—	(27)
Operating leases	36	(e)	—	—	—	—	—	(48)	—	(48)
Net defined benefit asset	36	(f)	—	—	—	—	—	271	—	271
Foreign currency	36	(g)	—	—	(111)	—	—	(332)	—	(443)
Expensing of borrowing costs previously capitalised	36	(h)	—	—	—	—	—	(458)	—	(458)
Equity accounting for Reach Ltd	36	(i)	—	—	140	—	—	(450)	—	(310)
Recognition of Hong Kong 3G spectrum licence	36	(k)	—	—	(2)	—	—	(3)	—	(5)
Expensing handset subsidies previously deferred	36	(k)	—	—	—	—	—	(303)	—	(303)

Balance at 30 June 2005 under A-IFRS			5,536	—	(195)	4	38	8,273	2	13,658

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
36. Adoption of International Financial Reporting Standards (continued)
(l) Reconciliation of equity under previous AGAAP to A-IFRS for the Telstra Entity.

				Reserves
			Share	Asset		Retained
			capital	revaluation	General	profits	Total
			$m	$m	$m	$m	$m

Balance at 1 July 2004 under AGAAP			6,073	277	—	7,772	14,122
Share-based payments	36	(a)	(287)	—	—	51	(236)
Income taxes	36	(c)	—	(83)	—	(88)	(171)
Property, plant and equipment	36	(d)	—	(194)	194	—	—
Operating leases	36	(e)	—	—	—	(37)	(37)
Net defined benefit asset	36	(f)	—	—	—	529	529
Expensing of borrowing costs previously capitalised	36	(h)	—	—	—	(430)	(430)
Expensing handset subsidies previously deferred	36	(k)	—	—	—	(239)	(239)

Balance at 1 July 2004 under A-IFRS			5,786	—	194	7,558	13,538

Balance at 30 June 2005 under AGAAP			5,793	277	—	7,810	13,880
Share-based payments	36	(a)	(257)	—	—	66	(191)
Cease amortisation of goodwill	36	(b)	—	—	—	4	4
Income taxes	36	(c)	—	(83)	—	55	(28)
Property, plant and equipment	36	(d)	—	(194)	194	—	—
Operating leases	36	(e)	—	—	—	(48)	(48)
Net defined benefit asset	36	(f)	—	—	—	266	266
Expensing of borrowing costs previously capitalised	36	(h)	—	—	—	(431)	(431)
Accounting for investments	36	(i)	—	—	—	(6)	(6)
Expensing handset subsidies previously deferred	36	(k)	—	—	—	(303)	(303)

Balance at 30 June 2005 under A-IFRS			5,536	—	194	7,413	13,143

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
36. Adoption of International Financial Reporting Standards (continued)
(l) Reconciliation of the statement of cash flows under previous AGAAP to A-IFRS.

		Year ended 30 June 2005
		Telstra Group			Telstra Entity
		Previous			Previous
		AGAAP	Adjustments	A-IFRS	AGAAP	Adjustments	A-IFRS
		$m	$m	$m	$m	$m	$m

Cash flows from operating activities	(i),(ii),(iii)	8,163	797	8,960	7,742	810	8,552
Cash flows from investing activities	(i),(iii),(iv),(v)	(3,809)	43	(3,766)	(2,890)	80	(2,810)
Cash flows from financing activities	(ii),(iv),(v)	(3,512)	(835)	(4,347)	(4,035)	(885)	(4,920)

Net increase in cash	(v)	842	5	847	817	5	822

As a result of the adoption of A-IFRS, the following reclassifications have been made to the statement of cash flows:
(i)  Interest received has been reclassified from operating activities to investing activities (Telstra Group: $80 million, Telstra Entity: $81 million);
(ii)  Borrowing costs paid has been reclassified from operating activities to cash flows from financing activities and renamed finance costs (Telstra Group: $879 million, Telstra Entity: $892 million);
(iii)  Dividends received are classified as cash flows from investing activities after previously being included in cash flows from operating activities (Telstra Group: $2 million, Telstra Entity: $1 million);
(iv)  Loans to jointly controlled and associated entities was reclassified from financing activities to investing activities (Telstra Group: $37 million, Telstra Entity: nil); and
(v)  Adjustments required as a result of the consolidation of Growthshare. For further information refer to note 36(a).

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
36. Adoption of International Financial Reporting Standards (continued)
A-IFRS adjustments with effect from 1 July 2005
(m) AASB 132: “Financial Instruments: Disclosure and Presentation” (AASB 132), AASB 139: “Financial Instruments: Recognition and Measurement” (AASB 139) and AASB 7: “Financial Instruments: Disclosures” (AASB 7)
We have elected to apply the exemption available under AASB 1 to apply AASB 132: “Financial Instruments: Disclosure and Presentation” and AASB 139: “Financial Instruments: Recognition and Measurement” from 1 July 2005. Accordingly, we have changed our accounting policies for financial instruments from 1 July 2005.
In addition, we have elected to early adopt AASB 7 from 1 July 2005. AASB 7 supersedes the disclosure requirements, but not the presentation requirements of AASB 132.
The transitional rules for first time adoption of A-IFRS required that we restate our comparative financial report using A-IFRS, except for financial instruments within the scope of AASB 132 and AASB 139 where comparative information was not required to be restated. The early adoption of AASB 7 did not require comparative information for fiscal 2005 to be restated and disclosed. Accordingly, we have applied previous AGAAP in the comparative information on financial instruments within the scope of AASB 132 and AASB 139.
Under previous AGAAP disclosures, derivative financial instruments were classified within other assets and other liabilities. For comparative purposes these previous AGAAP amounts have been reclassified to derivative financial assets or liabilities on the balance sheet on transition to A-IFRS. The effect of changes in the accounting policies for financial instruments including derivatives, as a result of the adoption of AASB 132 and AASB 139 as at 1 July 2005 is shown below.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
36. Adoption of International Financial Reporting Standards (continued)
(m) Reconciliation of balance sheet under A-IFRS for AASB 132/139 adoption as at 1 July 2005 for the consolidated Telstra Group

	Telstra Group
			A-IFRS	AASB 132/139	A-IFRS
			30 June 2005	adjustments	1 July 2005
	Note		$m	$m	$m

Current assets
Cash and cash equivalents			1,548	—	1,548
Trade and other receivables			3,549	—	3,549
Inventories			232	—	232
Derivative financial assets	(i	)	4	6	10
Prepayments			249	—	249

Total current assets			5,582	6	5,588

Non current assets
Trade and other receivables			97	—	97
Inventories			15	—	15
Investments accounted for using the equity method			48	—	48
Property, plant and equipment			22,891	—	22,891
Intangibles			6,329	—	6,329
Deferred tax assets			2	—	2
Derivative financial assets	(i	)	—	512	512
Defined benefit assets			247	—	247

Total non current assets			29,629	512	30,141

Total assets			35,211	518	35,729

Current liabilities
Trade and other payables			2,807	—	2,807
Borrowings	(ii)		1,507	3	1,510
Current tax liabilities			534	—	534
Provisions			421	—	421
Derivative financial liabilities	(i	)	11	5	16
Revenue received in advance			1,132	—	1,132

Total current liabilities			6,412	8	6,420

Non current liabilities
Trade and other payables			250	—	250
Borrowings	(ii)		10,941	219	11,160
Deferred tax liabilities	(iii)		1,804	32	1,836
Provisions			894	—	894
Derivative financial liabilities	(i	)	864	185	1,049
Revenue received in advance			388	—	388

Total non current liabilities			15,141	436	15,577

Total liabilities			21,553	444	21,997

Net assets			13,658	74	13,732

Equity
Share capital			5,536	—	5,536
Reserves	(iv)		(153)	79	(74)
Retained profits	(v	)	8,273	(5)	8,268

Equity available to Telstra Entity shareholders			13,656	74	13,730

Minority interests			2	—	2

Total equity			13,658	74	13,732

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
36. Adoption of International Financial Reporting Standards (continued)
(m) Reconciliation of balance sheet under A-IFRS for AASB 132/139 adoption as at 1 July 2005 for the Telstra Entity

	Telstra Entity
			A-IFRS	AASB 132/139	A-IFRS
			30 June 2005	adjustments	1 July 2005
	Note		$m	$m	$m

Current assets
Cash and cash equivalents			1,368	—	1,368
Trade and other receivables			3,538	3	3,541
Inventories			194	—	194
Derivative financial assets	(i	)	4	6	10
Prepayments			173	—	173

Total current assets			5,277	9	5,286

Non current assets
Trade and other receivables			115	1	116
Inventories			15	—	15
Investments accounted for using the equity method			41	—	41
Investments — other			6,136	—	6,136
Property, plant and equipment			21,223	—	21,223
Intangibles			2,751	—	2,751
Derivative financial assets	(i	)	—	512	512
Defined benefit assets			242	—	242

Total non current assets			30,523	513	31,036

Total assets			35,800	522	36,322

Current liabilities
Trade and other payables			1,956	—	1,956
Borrowings	(ii)		3,892	3	3,895
Current tax liabilities			519	—	519
Provisions			356	—	356
Derivative financial liabilities	(i	)	11	5	16
Revenue received in advance			912	—	912

Total current liabilities			7,646	8	7,654

Non current liabilities
Trade and other payables			61	1	62
Borrowings	(ii)		10,907	219	11,126
Deferred tax liabilities	(iii)		1,961	32	1,993
Provisions			837	—	837
Derivative financial liabilities	(i	)	864	185	1,049
Revenue received in advance			381	—	381

Total non current liabilities			15,011	437	15,448

Total liabilities			22,657	445	23,102

Net assets			13,143	77	13,220

Equity
Share capital			5,536	—	5,536
Reserves	(iv)		194	82	276
Retained profits	(v	)	7,413	(5)	7,408

Total equity			13,143	77	13,220

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
36. Adoption of International Financial Reporting Standards (continued)
(m) AASB 132: “Financial Instruments: Disclosure and Presentation” (AASB 132), AASB 139: “Financial Instruments: Recognition and Measurement” (AASB 139) and AASB 7: “Financial Instruments: Disclosures” (AASB 7) (continued)
Adjustments were made at the date of transition (1 July 2005) to restate the opening balance sheet of the Telstra Group to a position consistent with the accounting policies specified in note 2. These are listed below. Also included is where the transitional provisions will have an effect on future periods.
(i) From 1 July 2005, the recognition and measurement of all derivatives (including any embedded derivatives) is at fair value. Changes in fair value are either taken to the income statement or an equity reserve. At 1 July 2005, a $328 million increase in net assets for the Telstra Group and Telstra Entity was recognised representing:
•	a gain of $333 million on the remeasurement of our interest rate swaps and cross currency swaps to fair value; and
•	a loss of $5 million on the remeasurement of forward foreign exchange contracts to fair value.
These adjustments are reflected in the previous table as:
•	an increase in current assets (derivative financial assets) of $6 million for the Telstra Group and the Telstra Entity;
•	an increase in non current assets (derivative financial assets) of $512 million for the Telstra Group and Telstra Entity;
•	offset by an increase in current liabilities (derivative financial liabilities) of $5 million for the Telstra Group and Telstra Entity; and
•	an increase in non current liabilities (derivative financial liabilities) of $185 million for the Telstra Group and Telstra Entity.
At 1 July 2005, there were no material embedded derivatives which required separate measurement and reporting.
(ii) From 1 July 2005, the carrying value of the hedged item in fair value hedges is adjusted for fair value movements attributable to the hedged risk. At 1 July 2005 a loss of $222 million was recognised for the Telstra Group and Telstra Entity on the remeasurement of our foreign currency borrowings in fair value hedges. This loss is capped such that the adjustment is the lower of:
•	the remeasurement to fair value of the hedged item for the designated hedged risk; and
•	the remeasurement to fair value of the hedging instrument.
At 1 July 2005, the impact of ‘capping’ the fair value movement on our foreign currency borrowings in fair value hedges was $70 million for both the Telstra Group and Telstra Entity. This ‘capping’ amount will be amortised to the income statement on an effective yield to maturity basis over the term of the underlying borrowing.
This adjustment is reflected in the above table as an increase in current borrowings of $3 million and an increase in non current borrowings of $219 million for both the Telstra Group and Telstra Entity.
(iii) At 1 July 2005, a $32 million increase in non current deferred tax liabilities was recognised for both the Telstra Group and Telstra Entity, representing the tax effect of the above adjustments.
(iv) From 1 July 2005, the effective portion of the movement in fair value of derivatives accounted for as cash flow hedges is deferred in equity until such time as the hedged item affects profit or loss. The ineffective portion is recognised immediately in the income statement. At 1 July 2005 a post tax net increase in reserves of $79 million for the Telstra Group and $82 million for the Telstra Entity was recognised representing:
•	an increase of $81 million for both the Telstra Group and Telstra Entity to the cash flow hedging reserve, comprising the deferred portion of the fair value of our interest rate swaps and cross currency swaps in cash flow hedges relating to our foreign currency borrowings; and
•	a decrease of $2 million (Telstra Entity: an increase of $1 million) to the cash flow hedging reserve, comprising the deferred portion of the fair value of our forward foreign exchange contracts in cash flow hedges of highly probable forecast transactions.
(v) At 1 July 2005, the reduction to retained earnings of $5 million for both the Telstra Group and Telstra Entity comprised:
•	a decrease of $222 million on the remeasurement of our foreign currency borrowings in fair value hedges;
•	an increase of $215 million on the remeasurement of our derivatives, excluding the portion deferred in equity relating to our cash flow hedges; and
•	an increase of $2 million for the tax effect.
(vi) From 1 July 2005, movement in the fair value of derivatives accounted for as fair value hedges, together with the gain or loss on the related hedged item attributable to the hedged risk will be recognised in the income statement.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
37. United States generally accepted accounting principles disclosures
Reconciliations to financial reports prepared using USGAAP
Our consolidated financial report is prepared in accordance with the Australian equivalents of International Financial Reporting Standards (A-IFRS), which differs in certain respects from the accounting principles generally accepted in the United States (USGAAP). The significant differences between A-IFRS and USGAAP are presented throughout note 37.

	Telstra Group
	Year ended 30 June
					Restated
			2006	2006	2005
	Note		$m	US$m	$m

Reconciliation of net income to USGAAP

A-IFRS net income reported in income statement			3,181	2,362	4,309

Adjustments required to agree with USGAAP
Property, plant and equipment	37	(c)	(26)	(19)	(61)
Borrowing costs	37	(d)	(27)	(20)	(18)
Investments	37	(e)	—	—	17
Retirement benefit (expense)/gain	37	(f)	(44)	(33)	1
Income tax expense	37	(g)	(85)	(63)	(10)
Employee compensation expense	37	(h)	—	—	(7)
Derivative financial instruments and hedging activities	37	(i)	192	144	(96)
CSL New World Mobility Limited (formerly Telstra CSL Limited)	37	(j)	(634)	(471)	—
Fair value / general reserve adjustments	37	(k)	—	—	5
Redundancy and restructuring provision	37	(m)	161	119	—
Mobile handset subsidies	37	(n)	—	—	64
Cumulative effect of changes in accounting principles, net of tax	37	(b)	(245)	(181)	—

Net income per USGAAP			2,473	1,838	4,204

Income statement measured and classified per USGAAP(i)

Operating revenue			22,779	16,909	22,167
Operating expenses:
Labour			4,381	3,252	3,865
Goods and services purchased (ii)			4,235	3,144	3,442
Depreciation and amortisation			4,871	3,616	3,715
Other operating expenses			4,829	3,585	4,556

Total operating expenses			18,316	13,597	15,578

Operating income			4,463	3,312	6,589
Net interest expense			(672)	(499)	(767)
Share of net gain/(loss) of jointly controlled and associated entities			5	4	(94)
Other income			387	288	232

Net income before income tax expense and minority interests			4,183	3,105	5,960
Income tax expense	37	(g)	1,465	1,086	1,756

Net income before cumulative effect adjustments			2,718	2,019	4,204
Cumulative effect of changes in accounting principles, net of tax	37	(b)	(245)	(181)	—

Net income per USGAAP			2,473	1,838	4,204

			¢	US¢	¢

Dividends paid per share per USGAAP(iii)			40.0	29.7	33.0

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
37. United States generally accepted accounting principles disclosures (continued)
Reconciliations to financial reports prepared using USGAAP (continued)
USGAAP earnings per share

	Telstra Group
	Year ended 30 June
					Restated
			2006	2006	2005
	Note		¢	US¢	¢

Basic earnings per share before cumulative effect of change in accounting principles			22.0	16.3	33.8
Cumulative effect of change in accounting principles (net of tax):
Mobile handset subsidies	37	(b)	(1.7)	(1.3)	—
Capitalisation of pension cost	37	(b)	(0.3)	(0.2)	—

Basic earnings per share per USGAAP (cents)			20.0	14.8	33.8

Dilutive earnings per share before cumulative effect of change in accounting principles			21.9	16.3	33.7
Cumulative effect of change in accounting principles (net of tax):
Mobile handset subsidies	37	(b)	(1.7)	(1.3)	—
Capitalisation of pension cost	37	(b)	(0.3)	(0.2)	—

Diluted earnings per share per USGAAP (cents)			19.9	14.8	33.7

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
37. United States generally accepted accounting principles disclosures (continued)
Total comprehensive income disclosure
Total comprehensive income is calculated by adding net income and other comprehensive income.

	Telstra Group
	Year ended 30 June
	2006	2005
	$m	$m

Net income per USGAAP	2,473	4,204
USGAAP other comprehensive income/(loss)	125	(273)

USGAAP total comprehensive income	2,598	3,931

Other comprehensive income/(loss) represents movements in shareholders’ equity that are not related to contributions from owners or payments to owners.

	Telstra Group
	Year ended
	30 June
	2006	2005
	$m	$m

Foreign currency translation reserve	125	(241)
Unrealised gain on available-for-sale securities, after tax of $nil (2005: $4 million decrease)	—	14
Realised gain on sale of available-for-sale securities transferred to net income, after tax of $nil (2005: $10 million decrease)	—	(46)

USGAAP other comprehensive income/(loss)	125	(273)

The reclassification from accumulated other comprehensive income/ (loss) to net income was determined on the basis of specific identification. Included within other comprehensive income for the year ended 30 June 2006 is the reclassification of $132 million from the foreign currency translation reserve to the dilution loss recognised as part of the merger between CSL and New World PCS Holdings Limited (New World Mobility). Refer to note 37(j) for further details.
In fiscal 2006, the proceeds from sales of available-for-sale equity securities was $nil (2005: $141 million).
The gain recorded as part of other comprehensive income/(loss) in relation to derivative and non derivative instruments that have been designated as hedges of the foreign currency exposure of our net investments in foreign operations for fiscal 2006 was $50 million (2005: $31 million gain).
(i) Income statement reclassifications
Various income statement items under A-IFRS have been reclassified to comply with USGAAP presentation rules. These include:
•	net gain on disposal of non current assets of $85 million (2005: $88 million) is recorded as other operating income under A-IFRS but other non-operating income for USGAAP;
•	rent from property and motor vehicles of $22 million (2005: $20 million) is recorded as other operating revenue under A-IFRS but other non-operating income for USGAAP;
•	loss on foreign currency transactions of $2 million (2005: $40 million gain) is recorded as other operating expenses under A-IFRS but other non-operating income for USGAAP;
•	miscellaneous income of $243 million (2005: $173 million) is recorded in other operating income under A-IFRS but other non-operating income for USGAAP; and
•	under A-IFRS, dealer commissions and bonuses of $493 million (2005: $711 million) are included in goods and services purchased as they are directly related to our sales revenue. Under USGAAP they are classified as other operating expenses.
(ii) Goods and services purchased
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
(iii) Dividends paid per share
Dividends paid per share for USGAAP includes TESOP97 and TESOP99 options outstanding as issued shares. Refer to note 37(h).

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
37. United States generally accepted accounting principles disclosures (continued)
Reconciliations to financial reports prepared using USGAAP (continued)

	Telstra Group
	As at 30 June
					Restated
			2006	2006	2005
	Note		$m	US$m	$m

Reconciliation of shareholders’ equity to USGAAP

A-IFRS shareholders’ equity per balance sheet			12,832	9,525	13,658

Cumulative adjustments required to agree with USGAAP
Property, plant and equipment	37	(c)	(203)	(151)	(177)
Borrowing costs	37	(d)	543	403	570
Investments	37	(e)	(63)	(47)	(63)
Minority interests(iii)			(246)	(183)	(2)
Retirement benefits	37	(f)	(1,242)	(921)	(193)
Income tax	37	(g)	255	189	(59)
Derivative financial instruments and hedging activities	37	(i)	(195)	(145)	(370)
CSL New World Mobility Limited (formerly Telstra CSL Limited)	37	(j)	(56)	(42)	542
Fair value / general reserve adjustments	37	(k)	(54)	(40)	(54)
Goodwill and other intangible asset adjustments	37	(l)	71	53	41
Redundancy and restructuring provision	37	(m)	161	120	—
Mobile handset subsidies	37	(n)	—	—	303

Shareholders’ equity per USGAAP			11,803	8,761	14,196

Balance sheet measured and classified per USGAAP
Current assets

Cash and cash equivalents	10		689	511	1,548
Receivables			3,701	2,747	3,515
Inventories	12		224	166	232
Deferred tax asset	37	(g)	376	279	294
Other assets			243	181	249

Total current assets			5,233	3,884	5,838

Non current assets
Receivables			121	90	65
Derivative financial instruments			214	159	369
Inventories	12		20	15	15
Investments — accounted for using the equity method			27	20	52
Property, plant and equipment			50,632	37,584	48,380
Accumulated depreciation of property, plant and equipment			(26,663)	(19,792)	(25,037)
Goodwill, net			2,087	1,549	2,618
Other intangible assets, net			4,101	3,044	4,662
Prepaid pension assets	37	(f)	5	4	78

Total non current assets			30,544	22,673	31,202

Total assets			35,777	26,557	37,040

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
37. United States generally accepted accounting principles disclosures (continued)
Reconciliations to financial reports prepared using USGAAP (continued)

	Telstra Group
	As at 30 June
					Restated
			2006	2006	2005
	Note		$m	US$m	$m

Balance sheet measured and classified per USGAAP (continued)

Current liabilities
Payables			3,570	2,650	2,766
Borrowings — short term debt			1,583	1,175	463
Borrowings — long term debt due within one year			401	298	1,061
Income tax payable			428	318	534
Provisions	19		662	491	421
Other current liabilities			1,187	881	1,150

Total current liabilities			7,831	5,813	6,395

Non current liabilities
Payables			112	83	257
Derivative financial instruments			525	390	859
Borrowings — long term debt			11,734	8,710	11,641
Deferred tax liability	37	(g)	1,971	1,463	2,300
Provisions			888	659	894
Accrued pension liability	37	(f)	172	128	—
Other non current liabilities			495	367	496

Total non current liabilities			15,897	11,800	16,447

Total liabilities			23,728	17,613	22,842

Minority interests(iii)	23		246	183	2

Net assets			11,803	8,761	14,196

Shareholders’ equity
Share capital - 12,443,074,357 shares issued at 30 June 2006 (2005: 12,443,074,357 shares) (i)	21		5,793	4,300	5,793
Share loan to employees - 55,104,025 shares at 30 June 2006 (2005: 60,378,525 shares)	21		(130)	(96)	(154)
Shares held by employee share plan trusts - 17,931,918 shares at 30 June 2006 (2005: 20,216,091 shares)			(99)	(73)	(113)
Additional paid in capital from employee share plans			390	289	395

Total share capital			5,954	4,420	5,921

Accumulated other comprehensive loss (ii)			(604)	(448)	(729)
Retained earnings			6,453	4,789	9,004

Total shareholders’ equity			11,803	8,761	14,196

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
37. United States generally accepted accounting principles disclosures (continued)
Reconciliations to financial reports prepared using USGAAP (continued)
(i) Share capital
Number of shares issued includes shares issued to employees under share loans and shares held by employee share plan trusts. Net balance of shares issued and outstanding at 30 June 2006 is 12,370,038,414 shares (2005: 12,362,479,741 shares).
(ii) Accumulated other comprehensive loss
Accumulated other comprehensive loss, net of related tax, for USGAAP consists of the following components:

	Telstra Group
	As at 30 June
	2006	2005
	$m	$m

Foreign currency translation reserve	(591)	(716)

Derivative financial instruments	(19)	(19)
(tax effect)	6	6

	(13)	(13)

Accumulated other comprehensive loss (net of tax)	(604)	(729)

As part of the merger between CSL and New World Mobility, $132 million was reclassified from accumulated other comprehensive loss to the dilution loss recognised on the merger. Refer to note 37(j) for further details.
(iii) Minority interest
Under A-IFRS, minority interests are presented within equity, but separate from the parent shareholders’ equity. Under USGAAP, minority interests are presented outside equity, in between liabilities and equity. The effect of this adjustment has been disclosed in the reconciliation of shareholders’ equity to USGAAP.
37(a) Immaterial adjustments to previously reported USGAAP amounts
As discussed in note 36, we have adopted A-IFRS from 1 July 2005. This adoption required us to restate our financial information for the year ended 30 June 2005 to comply with A-IFRS. As part of this process, a number of immaterial adjustments have been made to our previously reported USGAAP amounts. As such we have restated certain USGAAP financial measures for the year ended 30 June 2005. The impact of these adjustments is as follows:

Telstra Group
30 June 2005
$m

Reconciliation of net income
Net income per USGAAP — as previously reported	4,172
Adjustments:
- Hong Kong 3G spectrum licence	(5)
- Reach committed capex liability	(90)
- Operating leases	(11)
- Functional currency	11
- Income taxes	123
- Tax effect of above adjustments	4

Net income per USGAAP — restated	4,204

cents per
share
Basic earnings per share per USGAAP — as previously reported	33.6
Basic earnings per share per USGAAP — restated	33.8
Diluted earnings per share per USGAAP — as previously reported	33.5
Diluted earnings per share per USGAAP — restated	33.7

Reconciliation of shareholders’ equity	$m
Shareholders’ equity per USGAAP — as previously reported	14,367
Adjustments:
- Hong Kong 3G spectrum licence	14
- Reach committed capex liability	(93)
- Operating leases	(34)
- Income taxes	(58)

Shareholders’ equity per USGAAP — restated	14,196

Hong Kong 3G spectrum licence
Our subsidiary in Hong Kong, HKCSL, has a licence to utilise 3G spectrum in Hong Kong until 2016. As part of this licence agreement, HKCSL are required to make annual payments for the right to use this spectrum. Under previous AGAAP we expensed these payments as incurred and historically we have not recorded a USGAAP adjustment for this licence.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
37. United States generally accepted accounting principles disclosures (continued)
Reconciliations to financial reports prepared using USGAAP (continued)
Hong Kong 3G spectrum licence (continued)
However, under USGAAP this licence should have been capitalised as an intangible asset on acquisition, based on the present value of the expected future payments, with a corresponding liability also recorded.
The adjustment to decrease net income per USGAAP for the year ended 30 June 2005 of $5 million is a result of additional amortisation of $5 million and an increase in net interest expense of $4 million associated with the unwinding of the present value discount, offset by a decrease in other operating expenses of $4 million due to the reversal of the licence payments expense.
The increase in shareholders’ equity per USGAAP as at 30 June 2005 of $14 million represents an increase in intangible assets ($108 million), a decrease in property, plant and equipment ($24 million), an increase in current and non-current payables ($2 million and $87 million respectively) and a decrease in deferred tax liabilities ($19 million).
Due to the adoption of A-IFRS there is no longer a USGAAP adjustment for this 3G spectrum licence. Refer to note 36(k).
Reach committed capex liability
During fiscal 2005, we agreed to fund the committed capital expenditure of our jointly controlled entity Reach, together with our co-shareholder PCCW Limited, for the period until 2022. Our share of this commitment was disclosed as a contingent liability under previous AGAAP and a USGAAP adjustment was recorded in our 30 June 2005 financial statements to recognise additional equity accounted losses only to the extent of our actual payments under the commitment to 30 June 2005.
However, under USGAAP we were required to recognise additional equity accounted losses in Reach for our entire capital expenditure commitment, not just the amount paid. This adjustment has given rise to an additional $88 million of equity accounted losses and an additional $2 million of interest expense for the year ended 30 June 2005.
The decrease in shareholders’ equity per USGAAP as at 30 June 2005 of $93 million represents an increase in current and non-current provisions of $32 million and $58 million respectively and a decrease in investments accounted for using the equity method of $3 million.
Due to the adoption of A-IFRS there is no longer a USGAAP adjustment for our commitment to Reach. Refer to note 36(i).
Operating leases
Under previous AGAAP we expensed our operating lease payments as incurred and in our previously published financial statements we did not record a USGAAP adjustment to recognise operating lease expenses on a straight line basis. The impact of this adjustment is an increase to other operating expenses of $11 million for the year ended 30 June 2005. Non-current payables increased by $48 million and deferred tax liability decreased by $14 million as at 30 June 2005.
Due to the adoption of A-IFRS there is no longer a USGAAP adjustment for operating leases. Refer to note 36(e).
Functional currency
During the assessment of the functional currency for each of our overseas operations as part of our adoption of A-IFRS, we discovered that the functional currency of Telstra Global Limited under USGAAP was incorrect. This restatement has resulted in a decrease in other operating expenses of $11 million for the year ended 30 June 2005, with a corresponding increase in other comprehensive income.
Due to the adoption of A-IFRS there is no longer a USGAAP adjustment for the functional currency of our overseas operations. Refer to note 36(g).
Income taxes
In our 30 June 2005 financial statements, the USGAAP adjustment to net income for income taxes has been adjusted by $123 million due to the following:
•	adjusting the tax effect of our USGAAP adjustments for property, plant and equipment, resulting in a decrease in tax expense of $44 million;
•	adjustment to the deferred tax on our investments accounted for using the equity method, resulting in a decrease in tax expense of $93 million; and
•	not appropriately recognising deferred taxes for various balances, including intangible assets recognised on acquisitions, resulting in a $14 million increase in tax expense.
The majority of these adjustments to tax expense have arisen as a result of the related deferred tax balances being written off under USGAAP during the year ended 30 June 2005. However, with the adoption of A-IFRS these adjustments were recorded in the A-IFRS opening transition balance sheet at 1 July 2004. As such, the different timing of recording these adjustments for A-IFRS and USGAAP purposes has resulted in the majority of these adjustments. The decrease in shareholders’ equity for USGAAP as at 30 June 2005 of $58 million represents a decrease in goodwill of $6 million and an increase in deferred tax liability of $52 million. Accumulated other comprehensive income was also reduced by $26 million.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
37. United States generally accepted accounting principles disclosures (continued)
Reconciliations to financial reports prepared using USGAAP (continued)
37(b) Changes in accounting principles under USGAAP
Mobile handset subsidies
We previously deferred subsidies on mobile handset sold as part of a bundled arrangement under USGAAP. This was based on the fact that the revenue allocated to subsidised handsets in accordance with EITF 00-21 “Revenue Arrangements with Multiple Deliverables” (EITF 00-21), is contingent upon the delivery of the contracted services and is therefore recognised over the expected customer contract life. As such we previously recognised the subsidised cost of the handsets on a similar basis.
From 1 July 2005, we have changed our accounting principle to expense handset subsidies as incurred. This change was adopted in order to ensure consistency with the accounting principle we have elected to adopt under A-IFRS. Furthermore, this change in principle treats the handset as a separate deliverable from a cost viewpoint which is consistent with the principles of EITF 00-21.
This change in accounting principle has resulted in the write off of $303 million of previously deferred handset subsidies as at 1 July 2005, with an adjustment to deferred tax liability of $91 million.
Capitalisation of pension cost
Historically we have recorded a USGAAP adjustment to recognise an expense (or benefit) for the defined benefit plans that we sponsor (refer to note 37(f)). From 1 July 2005 we have changed our accounting principle to capitalise a portion of our pension cost/benefit under USGAAP, where that cost/benefit is attributable to employees who are directly engaged in the construction of our property, plant and equipment, for the period of time that those employees spend on the construction work. Previously we have not capitalised a portion of this cost/benefit.
This change in accounting principle is preferable as the pension cost/ benefit is considered an additional labour cost and this change would ensure consistency with how we treat other labour costs. It is also consistent with our accounting principle under A-IFRS.
This change has resulted in a decrease to property, plant and equipment on 1 July 2005 of $47 million, with an associated increase in deferred tax liability of $14 million.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
37. United States generally accepted accounting principles disclosures (continued)
Notes to the reconciliations to financial reports prepared using USGAAP
37(c) Property, plant and equipment
Revaluations
Certain items of property, plant and equipment had been previously revalued under A-IFRS. Revaluations of property, plant and equipment are not allowed under USGAAP, except for permanent impairments. As such we have reversed previously revalued property, plant and equipment to historical cost for USGAAP purposes.
Under A-IFRS, we have deemed the carrying value of our property, plant and equipment to be cost and as such we no longer revalue property, plant and equipment.
Depreciation expense and disposal gains or losses under A-IFRS are based on the recorded amount of the asset and are therefore higher (or lower for disposal losses) for assets that had been previously revalued upwards. Depreciation expense and disposal gains and losses have been adjusted to reflect amounts based on the original cost of the asset for USGAAP.
Impairment loss reversal — Hybrid Fibre Coaxial (HFC) cable network
In fiscal 1997, we wrote down the value of our HFC cable network by $587 million. This writedown continues to be reflected in the HFC network’s carrying value under A-IFRS. Under USGAAP, the initial future undiscounted cash flows derived from our HFC network were greater than the recorded value and continue to be as at 30 June 2006. As a result, the writedown has been reversed for USGAAP.
Depreciation expense has also been increased under USGAAP due to the higher asset value.
Indirect costs
Before 1 July 1996, we expensed all indirect costs as incurred. Under USGAAP, those indirect costs associated with operations and management personnel directly involved in the construction of our communication assets have been systematically allocated and recorded as part of the cost of those assets and depreciated accordingly.
From 1 July 1996, we changed our accounting policy in relation to indirect cost capitalisation to be consistent with USGAAP.
Sale of property sold as part of a sale and lease back transaction
In fiscal 2003, we sold certain land and buildings under a sale and leaseback arrangement. The net gain on the sale was recognised in net income.
Under USGAAP, the gains made on the sale of land and buildings as part of the sale and leaseback transaction were deferred and are currently being recognised over the period of the underlying leases. The original gain deferred for USGAAP was $177 million.
Purchase of radio access network (RAN) assets
In fiscal 2005, we entered into an arrangement with Hutchison 3G Australia Pty Ltd (H3GA) to jointly own and operate H3GA’s existing third generation RAN assets and fund future network development. The purchase consideration for our share of the RAN assets was $447 million, payable over 2 years.
Under A-IFRS, the purchase consideration was discounted using an asset specific discount rate. Under USGAAP, an incremental borrowing rate was used to discount the purchase consideration. The difference in the discount rate has resulted in a higher asset value and depreciation expense under USGAAP, offset by lower borrowing costs associated with the unwinding of the discount.
Refer to note 37(e) for further information on the 3G Partnership.
Summary of property, plant and equipment adjustments

	Telstra Group
			Shareholders’
	Net Income		Equity
	Year ended / As at 30 June
	2006	2005	2006	2005
	$m	$m	$m	$m

Revaluations	6	6	(593)	(599)
HFC cable network	(23)	(25)	144	167
Indirect costs	(39)	(60)	342	381
Sale and leaseback	18	18	(108)	(126)
RAN assets	12	—	12	—

	(26)	(61)	(203)	(177)

37(d) Borrowing costs
Under A-IFRS, we expense all borrowing costs when incurred. Under USGAAP, borrowing costs relating to the construction of property, plant and equipment and software developed for internal use are recorded as part of the asset cost. The capitalised borrowing costs also result in higher depreciation expense under USGAAP.
For USGAAP purposes, we have capitalised borrowing costs with a net book value of $543 million as at 30 June 2006 (2005: $570 million). Additional depreciation and disposals of $108 million (2005: $108 million) have been recorded for the year ended 30 June 2006, offset by a decrease in interest expense of $81 million (2005: $90 million).

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
37. United States generally accepted accounting principles disclosures (continued)
Notes to the reconciliations to financial reports prepared using USGAAP (continued)
37(e) Investments
3GIS Partnership
The 3GIS Partnership was established to operate the third generation radio access network (RAN) as discussed in note 37(c). The partners each made an initial investment of $1 but provide additional capital as required in the form of interest-free loans.
Under A-IFRS, we recognise our share of the RAN assets held by the partnership within property, plant and equipment. Expenses incurred by the partnership are on-charged to the partners in equal proportion.
Under USGAAP, we account for the 3GIS Partnership using the equity method. As such, the interest-free loans are considered to form part of the investment in the partnership, and we record our share of the partnership’s results against this investment.
PCCW Limited (PCCW) Converting Note
Under A-IFRS, our converting note issued by PCCW was carried at face value, with adjustments for accrued interest and foreign exchange movements recorded in the income statement in operating expenses. Under USGAAP, the instrument was classified as an available-for-sale security with changes in fair value being recorded in other comprehensive income.
On 30 June 2005, the note expired and was redeemed for $76 million. Under USGAAP, the balance recorded in other comprehensive income was transferred to net income on redemption.
Reach Ltd (Reach)
In fiscal 2001, as a part of the strategic alliance with PCCW, a jointly controlled entity, Reach, was formed through the combination of our international wholesale business and certain other wholesale assets together with certain PCCW assets.
Under USGAAP, this investment was recorded at the net book value of the assets and liabilities transferred, reduced by the amount of cash received. This resulted in a negative carrying value, with the excess credit being recognised as an adjustment to the amount of goodwill on other components of the interdependent transactions — in this case a reduction in the goodwill of CSL (refer to note 37(l)).
As at 31 December 2002, we wrote down the entire carrying amount of our investment in Reach under both A-IFRS and USGAAP, which eliminated most of the USGAAP difference previously reported for Reach.
For both A-IFRS and USGAAP we ceased equity accounting our investment in Reach in fiscal 2003 due to the investment, including other non-participating interests in Reach, being written down to zero.
Summary of investment adjustments

	Telstra Group
			Shareholders’
	Net Income		Equity
	Year ended / As at 30 June
	2006	2005	2006	2005
	$m	$m	$m	$m

3GIS partnership	—	27	27	27
PCCW converting note	—	(10)	—	—
Reach Ltd	—	—	(90)	(90)

	—	17	(63)	(63)

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
37. United States generally accepted accounting principles disclosures (continued)
Notes to the reconciliations to financial reports prepared using USGAAP (continued)
37(f) Retirement benefits
Under USGAAP, our defined benefit plans are accounted for under Statement of Financial Accounting Standards No. 87 (SFAS 87) “Employers’ Accounting for Pensions”. While the requirements of this standard are broadly consistent with our policy under A-IFRS (refer note 2.24), there are a number of key differences.
Under A-IFRS, actuarial gains and losses are recognised directly in retained earnings. Under USGAAP, the recognition of certain gains and losses is delayed. Aggregated unrecorded gains and losses exceeding 10% of the greater of the aggregated projected benefit obligation or the market value of the plan assets are amortised over the average expected service period of active employees expected to receive benefits under the plan.
Under USGAAP, future investment and contribution taxes of the fund are not taken into account, with only current taxes reflected in the measurement of the net periodic pension cost and prepaid pension asset.
Based on industry practice in Australia, under A-IFRS the defined benefit asset is adjusted for the estimated impact of future investment and contribution taxes of the fund, which are considered part of the ultimate cost to settle the obligation. Future investment tax is taken into account through an adjustment to the discount rate, while a separate tax reserve is created to take into account future contribution tax benefits.
Due to a change in accounting principle we now capitalise a portion of the net period pension cost under USGAAP (refer to note 37(b)), consistent with our policy under A-IFRS. However, under A-IFRS we have only applied this policy from 1 July 2004, our transition date to A-IFRS. Under USGAAP, we have adjusted our property, plant and equipment to reflect this policy as if it had always been applied. Furthermore, differences in the pension cost have lead to differences in amounts capitalised. These differences between A-IFRS and USGAAP have an ongoing impact on depreciation and amortisation.
Presented below are the disclosures required by USGAAP that are different from A-IFRS. These disclosures have been prepared with respect to only the defined benefit components of our pension plans.

	Telstra Group
	Year ended 30 June
	2006	2006	2005
	$m	US$m	$m

Net periodic pension cost
The components of net periodic pension cost for our defined benefit plans are as follows:

Service cost on benefits earned	214	159	200
Interest cost on projected benefit obligation	226	168	223
Expected return on assets	(333)	(247)	(317)
Expenses and taxation	16	12	16
Member contributions for defined benefits	(20)	(15)	(21)
Transfer of funds to defined contribution plan (i)	93	69	78
Curtailment loss	58	43	—
Settlement gain	(7)	(5)	(4)

Net periodic pension cost per USGAAP	247	184	175
Net periodic pension cost per A-IFRS	182	136	201
Net impact on net income due to different pension cost capitalised	21	15	(25)

Total USGAAP adjustment	44	33	(1)

We used the following major assumptions to determine net periodic pension cost/(benefit) under USGAAP :
Discount rate	5.98%	5.98%	5.99%
Expected rate of increase in future salaries	3.02%	3.02%	3.97%
Expected long-term rate of return on assets	7.00%	7.00%	7.50%

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
37. United States generally accepted accounting principles disclosures (continued)
Notes to the reconciliations to financial reports prepared using USGAAP (continued)
37(f) Retirement benefits (continued)

	Telstra Group
	Year ended 30 June
	2006	2006	2005
	$m	US$m	$m

Projected benefit obligations

Reconciliation of change in projected benefit obligation
Projected benefit obligation at beginning of year	3,964	2,942	3,540
Service cost	214	159	200
Interest cost	226	168	223
Member contributions	7	5	4
Benefit payments (i)	(715)	(531)	(69)
Curtailment loss	58	43	—
Foreign currency exchange rate changes	2	1	(7)
Actuarial (gain)/loss	(379)	(281)	73

Projected benefit obligation at end of year per USGAAP	3,377	2,506	3,964

We used the following major assumptions to determine benefit obligations under USGAAP:
Discount rate	5.98%	5.98%	5.48%
Expected rate of increase in future salaries	3.02%	3.02%	3.99%

Accumulated benefit obligation at end of year	2,374	1,762	2,472

Plan assets

Reconciliation of change in fair value of plan assets
Fair value of plan assets at beginning of year	4,519	3,354	4,302
Actual return on plan assets	825	612	360
Transfer of funds to defined contribution plan (i)	(93)	(69)	(78)
Employer contributions	3	2	3
Member contributions for defined benefits	20	15	21
Transfers/member contributions for accumulation benefits	7	5	4
Benefit payments (i)	(715)	(531)	(69)
Plan expenses	(16)	(12)	(17)
Foreign currency exchange rate changes	2	1	(7)

Fair value of plan assets at end of year per USGAAP	4,552	3,377	4,519

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
37. United States generally accepted accounting principles disclosures (continued)
Notes to the reconciliations to financial reports prepared using USGAAP (continued)
37(f) Retirement benefits (continued)

	Telstra Group
	Year ended 30 June
	2006	2006	2005
	$m	US$m	$m

Reconciliation of funded status of plan
Projected benefit obligation	(3,377)	(2,506)	(3,964)
Plan assets at fair value	4,552	3,377	4,519

Funded status	1,175	871	555
Unrecognised net transition liability	4	3	4
Unrecognised net actuarial gain	(1,346)	(998)	(481)

Pension (liability)/asset per USGAAP	(167)	(124)	78
Prepaid pension asset per A-IFRS	1,029	764	247
Differences in pension cost capitalised	46	33	24

Total USGAAP adjustment	(1,242)	(921)	(193)

(i) Benefits payments include payments out of the defined benefit plan into the defined contribution plan.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
37. United States generally accepted accounting principles disclosures (continued)
Notes to the reconciliations to financial reports prepared using USGAAP (continued)
37(g) Income tax
Under A-IFRS, we apply the balance sheet liability method of accounting for deferred taxes, which is broadly consistent with Statement of Financial Accounting Standards No. 109 (SFAS 109) “Accounting for Income Taxes”.
Our other USGAAP adjustments disclosed in note 37 have amended the carrying values of certain assets and liabilities under USGAAP and has resulted in an adjustment to the deferred tax balances.
Under A-IFRS, deferred taxes that arise on the initial recognition of an asset or liability are not recognised where the transaction is not a business combination and affects neither accounting profit nor taxable profit at the time of the transaction. USGAAP contains no such exemption and as such additional deferred tax balances have been recognised for USGAAP.
We have a number of intangible assets with an indefinite life, most notably our Trading Post mastheads. Under A-IFRS, the tax base used in the deferred tax calculation is the asset’s disposal value. It is assumed that the accounting carrying value will only be consumed upon disposal due to the fact that these intangible assets are not being amortised for accounting purposes.
However, under USGAAP the tax base used in the deferred tax calculation is the depreciable tax value, which is generally nil for these assets. This is because the intangible assets are not being specifically held for disposal and therefore the disposal value cannot be used for USGAAP purposes. This has resulted in an increase in deferred tax liability for USGAAP, with a corresponding increase in goodwill.
For A-IFRS, we classify all deferred tax balances as non current. For USGAAP, the classification between current and non current is based on the balance sheet classification of the underlying net current and non current asset or liability. Where there is no underlying asset or liability the classification is based on when the temporary difference is expected to reverse. The effect of this has been disclosed in the balance sheet measured and classified per USGAAP.
Summary of income tax adjustments

	Telstra Group
			Shareholders’
	Net Income		Equity
	Year ended / As at 30 June
	2006	2005	2006	2005
	$m	$m	$m	$m

Initial recognition exemption	(7)	1	(43)	(35)
Indefinite life intangibles	—	—	8	8
Property, plant and equipment (note 37(c))	10	18	68	58
Borrowing costs (note 37(d))	7	4	(157)	(164)
Investments (note 37(e))	(3)	(5)	(5)	(2)
Retirement benefits (note 37(f))	14	(2)	373	56
Derivatives and hedging (note 37(i))	(58)	29	59	111
CSL New World Mobility (note 37(j))	—	(33)	—	—
General reserve (note 37(k))	—	(3)	—	—
Redundancy and restructuring (note 37(m))	(48)	—	(48)	—
Mobile handset subsidies (note 37(n))	—	(19)	—	(91)

	(85)	(10)	255	(59)

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
37. United States generally accepted accounting principles disclosures (continued)
Notes to the reconciliations to financial reports prepared using USGAAP (continued)
37(g) Income tax (continued)

	Telstra Group
	As at 30 June
	2006	2006	2005
	$m	US$m	$m

Deferred tax assets
Foreign exchange translation, hedge and other finance costs	58	43	117
Employee entitlements	268	199	281
Revenue received in advance	148	110	130
Provisions	164	122	64
Trade and other payables	57	42	38
Accrued pension liability	68	50	—
Tax losses	291	216	230
Other	78	58	23

Total gross deferred tax assets under USGAAP	1,132	840	883
Valuation allowance	(185)	(137)	(161)

Total net deferred tax assets under USGAAP	947	703	722

Deferred tax liabilities
Property, plant and equipment	2,047	1,520	2,003
Prepaid pension asset	—	—	23
Intangible assets	495	367	611
Mobile handset subsidies	—	—	91

Total deferred tax liabilities under USGAAP	2,542	1,887	2,728

Net deferred tax liability under USGAAP	(1,595)	(1,184)	(2,006)
Net deferred tax liability under A-IFRS	1,703	1,264	1,802

Difference	108	80	(204)

Reported as follows for the USGAAP balance sheet:
Net current deferred tax asset	376	279	294
Net non current deferred tax liability	(1,971)	(1,463)	(2,300)

	(1,595)	(1,184)	(2,006)

As at 30 June 2006, our foreign operations have operating loss carryforwards of $291 million of which $9 million will expire in 2027. The remaining balance does not have an expiration date. We have established a valuation allowance of $185 million to provide for the operating loss carryforward due to our uncertainty over our ability to utilise these operating loss carryforwards.
As at 30 June 2005, our foreign operations have operating loss carryforwards of $230 million of which $13 million will expire in fiscal year 2027. We have established a valuation allowance of $161 million to provide for the operating loss carryforward due to our uncertainty over our ability to utilise these operating loss carryforwards

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
37. United States generally accepted accounting principles disclosures (continued)
Notes to the reconciliations to financial reports prepared using USGAAP (continued)
37(g) Income tax (continued)
The following table represents the domestic and foreign components of net income before income tax expense and minority interests and income tax expense/(benefit), calculated in accordance with USGAAP:

	Telstra Group
	Year ended / As at 30 June
	2006	2006	2005
	$m	US$m	$m

Net income before income tax expense and minority interests consists of:
Domestic	4,829	3,586	5,940
Foreign	(646)	(481)	20

Net income before income tax expense and minority interest	4,183	3,105	5,960

Income tax expense/(benefit) consists of:
Current:
Domestic	1,785	1,325	1,718
Foreign	15	11	22

Total current income tax expense	1,800	1,336	1,740

Deferred:
Domestic	(326)	(243)	22
Foreign	(9)	(7)	(6)

Total deferred income tax expense/(benefit)	(335)	(250)	16

Income tax expense, net	1,465	1,086	1,756

Actual income tax expense differs from the amounts computed by applying the statutory Australian income tax rate of 30% to net income before income tax expense and minority interests. The following table represents the reconciliation of the expected income tax expense to actual income tax expense:

	Telstra Group
	Year ended / As at 30 June
	2006	2006	2005
	$m	US$m	$m

Expected income tax expense	1,255	931	1,788

(Decrease)/increase in income taxes resulting from:
Effect of different rates of tax on overseas income	(19)	(14)	(11)
Non assessable and non deductible items	88	64	(23)
Cumulative effect of changes in accounting principles	105	78	—
Under/(over) provision of tax in prior years	36	27	2

Actual income tax expense for USGAAP	1,465	1,086	1,756

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
37. United States generally accepted accounting principles disclosures (continued)
Notes to the reconciliations to financial reports prepared using USGAAP (continued)
37(h) Employee share plans and compensation expenses
Our employee and executive share plans are described in note 31.
As at 1 July 2005 for USGAAP purposes, we have adopted Statement of Financial Accounting Standards No. 123 Revised (SFAS 123R), “Share-Based Payment” using the modified prospective application method. This standard requires entities to recognise an expense for the issue of employee stock options and similar awards based on their fair value on the grant date and recognised over the associated service period, which is usually the vesting period. However there is no financial statement effect for us upon adoption of SFAS 123R, as we previously adopted the fair value method of valuing employee stock options and similar awards under SFAS No. 123, “Accounting for Stock Based Compensation”.
Under A-IFRS, we have adopted AASB 2 “Share-based Payment” which is broadly consistent with SFAS 123R. As permitted under A-IFRS and described in note 31, we have elected to apply AASB 2 only to equity instruments granted after 7 November 2002, which have not vested as at 1 January 2005. Therefore a USGAAP adjustment is still required to record the compensation expense for equity instruments issued prior to 7 November 2002.
As a result of this adjustment, we have recorded nil compensation expense for the year ended 30 June 2006 in the reconciliation of net income to USGAAP (2005: $7 million).
37(i) Derivative financial instruments and hedging activities
Our risk management policies and objectives of entering into derivative financial instruments have been disclosed in note 35, “Financial and capital risk management.”
As permitted on the first-time adoption of A-IFRS, the Company elected to not restate comparative information for financial instruments within the scope of AASB 139: “Financial Instruments: Recognition and Measurement” (AASB 139). Therefore, for the year end 30 June 2005 the fair value of derivatives were not recorded under A-IFRS. Beginning 1 July 2005, derivative financial instruments are recognised and measured at fair value.
Under USGAAP, certain derivative instruments are designated as fair value hedges. The gain or loss on the derivative instrument, as well as the offsetting loss or gain on the hedged item attributable to the hedged risk, is recognised in other income/expense as part of net income during the period of the change in fair values.
Under A-IFRS, the same derivative instruments are designated as cash flow hedges. The effective portion of the gain or loss on the derivative instrument is reported as a component of accumulated other comprehensive income and reclassified into net income in the same period or periods during which the hedged transaction affects net income. The remaining gain or loss on the derivative instrument in excess of the cumulative change in the present value of future cash flows of the hedged item, if any, is recognised in other income/ expense as part of net income during the period of change.
We enter into forward foreign exchange contracts to hedge certain firm commitments denominated in foreign currencies relating to our capital expenditure programs. Under A-IFRS, realised gains and losses on termination of these hedges are recognised as a net cost of the equipment acquired.
We do not designate specific forward foreign exchange contracts as hedges under USGAAP. As a result, changes in fair value of the forward foreign exchange contracts are required to be recognised in net income for USGAAP purposes. We have recorded a marked to market adjustment in other income per USGAAP for the forward foreign exchange contracts outstanding at 30 June 2006.
As a result of the change in the capital expenditure foreign exchange contract rates, we also recorded an adjustment to increase fixed assets and depreciation expense. Additionally, another adjustment to other income per USGAAP was recorded to reverse net realised foreign exchange gains/losses capitalised in property, plant and equipment under A-IFRS.
We enter into interest rate swaps to manage our exposure to interest rate risk relating to our outstanding short-term commercial paper. We do not designate the interest rate swaps used to manage our interest rate exposure as hedges under USGAAP. As a result, changes in the fair values of these interest rate swaps are required to be included in the reconciliation of net income to USGAAP. We have recorded a marked to market adjustment in other income under USGAAP for changes in fair value of interest rate swap contracts outstanding at the fiscal year end.
We enter into cross currency interest rate swaps to hedge our exposure to the risk of overall changes in fair value relating to interest rate and foreign currency risk of our foreign currency borrowings. The ineffective portion of our hedging instruments (inclusive of the time value of money) is taken to other income/expense.
Under USGAAP we record our derivative instruments on a net basis by counterparty where a master netting agreement is in place. Under A-IFRS we are precluded from netting our derivative instruments by counterparty in the balance sheet.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
37. United States generally accepted accounting principles disclosures (continued)
Notes to the reconciliations to financial reports prepared using USGAAP (continued)
37(i) Derivative financial instruments and hedging activities (continued)
Summary of derivative financial instruments and hedging activities adjustments

	Telstra Group
			Shareholders’
	Net Income		Equity
	Year ended / As at 30 June
	2006	2005	2006	2005
	$m	$m	$m	$m

Forward foreign exchange contracts	1	2	3	2
Interest rate swaps	21	(85)	—	(163)
Cross currency interest rate swaps	(214)	(13)	(198)	(209)

	192	(96)	(195)	(370)

37(j) CSL New World Mobility Limited (formerly Telstra CSL Limited (CSL))
Original acquisition
Under previous AGAAP, acquisition costs of $999 million were written off on acquisition of CSL in January 2001. USGAAP did not allow such a write-off, as it could not be supported by an analysis of the undiscounted cash flows of the entity. Accordingly, the goodwill write-off was reversed and is carried forward as a difference in the reconciliation of shareholders’ equity to USGAAP.
USGAAP adjustments were also recorded on the acquisition of CSL for the following:
•	losses of $30 million on the hedge of the purchase of CSL were included in the cost of acquisition under previous AGAAP, but were recognised in net income under USGAAP; and
•	recognition of a deferred tax asset of $33 million under USGAAP associated with fair value acquisition adjustments, with a corresponding decrease to goodwill. This deferred tax asset was realised in fiscal 2005.
Goodwill impairment
On 31 March 2006, we merged the CSL Group with the mobile operations of New World PCS Holdings Limited and its controlled entities (New World Mobility Group) to form the CSL New World Mobility Group. Our carrying value of goodwill under USGAAP for CSL has historically been higher than under A-IFRS due to the USGAAP adjustments on original acquisition, and the merger transaction indicated that a pre-existing impairment under USGAAP existed in CSL.
We performed an impairment test on our goodwill balance in CSL prior to recording the merger and as a result we recognised an impairment loss in our net income per USGAAP. The fair value of CSL for the purposes of the impairment test was calculated using a discounted cash flow technique.
Historically under USGAAP, we have recorded impairment losses of $394 million. These impairment losses were based on a discounted cash flow technique used to calculate the fair value of CSL.
New World Mobility merger
Under the merger agreement, CSL issued new shares to New World Mobility Holdings Limited for 100% of the issued capital of the New World Mobility Group and $44 million cash. The issue of new shares diluted our ownership interest in the merged group to 76.4%.
Under A-IFRS, a dilution gain was recognised directly in equity, being the difference between the fair value of the interest acquired in the New World Mobility Group and the carrying value of the diluted interest in the merged group, including any foreign currency translation reserve balance.
Due to the USGAAP impairment recorded in CSL goodwill just prior to the merger transaction, the carrying value of CSL at the date of the merger was lower under USGAAP compared to A-IFRS. Furthermore, the foreign currency translation reserve balance associated with CSL under USGAAP at the date of the merger was significantly higher than the balance under A-IFRS due to the USGAAP adjustments described in note 37(l). This lead to us recording a dilution loss on the merger under USGAAP primarily due to the reclassification of $132 million from accumulated other comprehensive loss. This dilution has been recorded directly in equity for USGAAP purposes.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
37. United States generally accepted accounting principles disclosures (continued)
Notes to the reconciliations to financial reports prepared using USGAAP (continued)
37(j) CSL New World Mobility Limited (continued)
Summary of CSL New World Mobility adjustments

	Telstra Group
			Shareholders’
	Net Income		Equity
	Year ended / As at 30 June
	2006	2005	2006	2005
	$m	$m	$m	$m

Original acquisition	—	—	936	936
Goodwill impairment	(634)	—	(1,028)	(394)
New World Mobility merger	—	—	36	—

	(634)	—	(56)	542

37(k) Fair value and general reserve adjustments
Under A-IFRS, we recorded a reserve of $54 million on the acquisition of a controlling interest in TelstraClear Limited in December 2001, representing our share of the fair value adjustments attributed to our previous equity accounted ownership interest. Under USGAAP this reserve adjustment was offset against goodwill.
Under A-IFRS, the effect of dilutions of ownership due to equity transactions conducted by third parties are recorded in a reserve. Under USGAAP, this is treated as a sale of ownership interest and taken to net income. For the year ended 30 June 2006, the adjustment to net income was $nil (2005: $5 million gain).
37(l) Goodwill and other intangible asset adjustments
Under both A-IFRS and USGAAP, goodwill is not amortised but reviewed for impairment annually, or more frequently if certain indicators or triggers arise. However, we ceased amortising goodwill under USGAAP from 1 July 2002 but did not cease amortisation under A-IFRS until 1 July 2004. As such we continue to record a historical USGAAP adjustment.
Under both A-IFRS and USGAAP, goodwill in foreign controlled entities is denominated in the functional currency of the foreign operation, with translation adjustments recorded in equity. Where there is a difference between the A-IFRS and USGAAP balance of goodwill, an adjustment is also made to the translation effect. Furthermore, on transition to A-IFRS we reset our foreign currency translation reserve to zero, which has been reversed for USGAAP purposes.
Summary of goodwill and other intangible asset adjustments

	Telstra Group
			Shareholders’
	Net Income		Equity
	Year ended / As at 30 June
	2006	2005	2006	2005
	$m	$m	$m	$m

Amortisation difference	—	—	229	229
Translation differences of goodwill in foreign operations	—	—	(158)	(188)

	—	—	71	41

Intangible assets subject to amortisation
Our intangible assets still subject to amortisation are brandnames, customer bases, patents, trademarks and licences. The carrying amount of these intangibles are disclosed in note 15. The following table represents the estimated aggregate amortisation expense for these intangible assets which are still amortised under USGAAP:

	Telstra Group
	Year ended 30 June
	2007	2008	2009	2010	2011
	$m	$m	$m	$m	$m

Estimated aggregate amortisation expense	169	141	107	104	102

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
37. United States generally accepted accounting principles disclosures (continued)
Notes to the reconciliations to financial reports prepared using USGAAP (continued)
37(l) Goodwill and other intangible asset adjustments (continued)
The following table is a reconciliation of the carrying amount of our goodwill under USGAAP by reportable segment:

	Telstra
	Enterprise &	Telstra
	Government	International	Sensis	Other	Total
Telstra Group	$m	$m	$m	$m	$m

Carrying amount of goodwill (USGAAP) at 30 June 2004	83	1,962	235	1	2,281
Additional goodwill recognised	360	2	153	4	519
Foreign currency translation adjustment	(6)	(176)	—	—	(182)

Carrying amount of goodwill (USGAAP) at 30 June 2005	437	1,788	388	5	2,618
Additional goodwill recognised	4	287	33	—	324
Disposals	(4)	(272)	—	—	(276)
Foreign currency translation adjustment	—	55	—	—	55
Impairment losses	—	(634)	—	—	(634)

Carrying amount of goodwill (USGAAP) at 30 June 2006	437	1,224	421	5	2,087

37(m) Redundancy and restructuring
The principal difference between A-IFRS and USGAAP with respect to accruing for restructuring costs is that A-IFRS places emphasis on the recognition of the costs of the exit plan as a whole whereas USGAAP requires that each type of cost be examined individually to determine when it may be accrued. The differences are primarily related to the timing of the recognition of restructuring costs.
As a result we have recorded an adjustment of $46 million to reduce the provision related to contractual obligations. Under USGAAP, a liability is incurred for contractual obligations when the Company ceases using the right conveyed by the contract. As of 30 June 2006, the Company has not ceased using the rights conveyed by these contracts.
An adjustment of $115 million is recorded to reduce the provision for other exit costs. Under USGAAP, a liability is incurred for other exit costs if the Company has already incurred the cost. As of 30 June 2006, the Company has not incurred these expenses.
There is no significant GAAP difference between A-IFRS and USGAAP in relation to the redundancy provision we have recognised at 30 June 2006.
37(n) Mobile handset subsidies
In fiscal 2005 under USGAAP, we deferred our mobile handset subsidies and recognised them over the expected customer life. Under A-IFRS we expense handset subsidies as incurred.
On 1 July 2005, we changed our accounting principle under USGAAP to expense handset subsidies as incurred, consistent with our policy under A-IFRS. As such there is no longer a USGAAP adjustment. Refer to note 37(b) for further details.
The impact of this adjustment on net income for the year ended 30 June 2005 was an increase of $64 million. Shareholders’ equity under USGAAP at 30 June 2005 increased by $303 million.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
37. United States generally accepted accounting principles disclosures (continued)
Notes to the reconciliations to financial reports prepared using USGAAP (continued)
37(o) Consolidation of variable interest entities
A-IFRS requires consolidation of an entity where we are able to dominate decision making, directly or indirectly, relating to the financial and operating policies of that entity to enable it to operate with us in achieving our objectives. Ownership percentage as a single factor does not determine consolidation under A-IFRS.
USGAAP requires a beneficiary to consolidate a variable interest entity if it is the primary beneficiary of that entity. The primary beneficiary is defined as having a variable interest in a variable interest entity that will absorb a majority of the entity’s expected losses, receive a majority of the entity’s expected residual returns (if no party absorbs a majority of the entity’s expected losses), or both. A variable interest entity is any legal structure used to conduct activities or hold assets that either:
•	has an insufficient amount of equity to carry out its principal activities without additional subordinated financial support;
•	has a group of equity owners that are unable to make significant decisions about its activities; or
•	has a group of equity owners that do not have the obligation to absorb losses or the right to receive returns generated by its operations.
We have identified the following variable interest entities for which we are considered to be the primary beneficiary:
•	Telstra Employee Share Ownership Plan Trust (TESOP97);
•	Telstra Employee Share Ownership Plan Trust II (TESOP99); and
•	Telstra Growthshare Trust.
These entities have been consolidated under both A-IFRS and USGAAP.
We have also identified the 3GIS Partnership to be a variable interest entity, of which we have a significant variable interest, but we are not the primary beneficiary. As such, we have not consolidated the 3GIS Partnership. For further information, refer to notes 30 and 37(c).
37(p) Arrangements that contain leases
Based on the requirements of Emerging Issues Task Force Issue No. 01-8 (EITF 01-8), “Determining Whether an Arrangement Contains a Lease”, an arrangement contains a lease if fulfilment of that arrangement is dependent upon the use of specific property, plant and equipment and it conveys the right to control the use of the specific property, plant and equipment to the purchaser.
If an arrangement is considered to contain a lease under EITF 01-8 then it is split into its lease and non-lease components using the relative fair value method, with each component accounted for separately. EITF 01-8 is only applicable to arrangements that we entered into or modified after 1 July 2003.
Currently under A-IFRS, and for arrangements entered into prior to 1 July 2003 for USGAAP, we account for these types of arrangements as service agreements. There is no material impact on the reconciliations of net income and shareholders’ equity to USGAAP of this difference in accounting for embedded leases.
37(q) Recently issued United States accounting standards
In June 2006, the FASB issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes — An Interpretation of FASB Statement No. 109” (“FIN 48”), which clarifies the accounting for uncertainty in income taxes recognised in an enterprise’s financial statements in accordance with FASB Statement No. 109, “Accounting for Income Taxes”. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This Interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition requirements. The Company is currently evaluating the impact of this new Interpretation.
In April 2006, the FASB issued FASB Staff Position FIN 46(R)-6, “Determining the Variability to Be Considered in Applying FASB Interpretation No. 46(R)” (“FSP 46(R)-6”), which provides additional guidance to consider when determining:
•	whether an entity is a variable interest entity;
•	which interests are considered to be variable interests in the entity; and
•	which party, if any, is the primary beneficiary of a variable interest entity.
The Company is currently evaluating the impact of this new interpretation.

Telstra Corporation Limited and controlled entities
Notes to the Financial Statements (continued)
37. United States generally accepted accounting principles disclosures (continued)
Notes to the reconciliations to financial reports prepared using USGAAP (continued)
37(q) Recently issued United States accounting standards (continued)
In March 2006, the FASB issued Statement No. 156, “Accounting for Servicing of Financial Assets” (“SFAS 156”), which amends SFAS 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities”. SFAS 156 requires recognition of a servicing asset or liability at fair value each time an obligation is undertaken to service a financial asset by entering into a servicing contract. SFAS 156 also provides guidance on subsequent measurement methods for each class of servicing assets and liabilities and specifies financial statement presentation and disclosure requirements. SFAS 156 is effective for fiscal years beginning after September 15, 2006 and is required to be adopted by us in the first quarter of fiscal year 2008. The Company is currently evaluating the impact this new Standard but believes that it will not have a material impact on the Company’s balance sheet, income statement or cash flows.
In February 2006, the FASB issued SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments” (“SFAS No. 155”), which amends SFAS No. 133, “Accounting for Derivatives Instruments and Hedging Activities” and SFAS No. 140, SFAS No.155 amends SFAS No. 133 to narrow the scope exception for interest-only and principal-only strips on debt instruments to include only such strips representing rights to receive a specified portion of the contractual interest or principle cash flows. SFAS No. 155 also amends SFAS No.140 to allow qualifying special-purpose entities to hold a passive derivative financial instrument pertaining to beneficial interests that itself is a derivative instrument. SFAS No. 155 is effective for fiscal years beginning after 15 September 2006. The Company is currently evaluating the impact this new Standard but believes that it will not have a material impact on the Company’s balance sheet, income statement or cash flows.
In November 2005, the FASB issued FASB Staff Position SFAS 123(R)-3, “Transition Election Related to Accounting for the Tax Effects of Share-Based Payment Awards” (“FSP 123(R)-3”). FSP 123(R)-3 provides an elective alternative method that establishes a computational component to arrive at the beginning balance of the accumulated paid-in capital pool related to employee compensation and a simplified method to determine the subsequent impact on the accumulated paid-in capital pool of employee awards that are fully vested and outstanding upon the adoption of SFAS 123(R). The Company does not believe that this FSP will have a material impact on the income statement or balance sheet.
In November 2005, the Financial Accounting Standards Board (“FASB”) issued FASB Staff Position (“FSP”) Nos. SFAS 115-1 and SFAS 124-1, The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments. This FSP addresses the determination as to when an investment is considered impaired, whether that impairment is other than temporary and the measurement of an impairment loss. This FSP also includes accounting considerations subsequent to the recognition of other-than-temporary impairments. The adoption of the FSP did not have a material impact on the income statement and balance sheet.
In October 2005, the FASB issued FASB Staff Position SFAS 123(R)-2, “Practical Accommodation to the Application of Grant Date as Defined in SFAS 123(R)” (“FSP 123(R)-2”). FSP 123(R)-2 provides guidance on the application of grant date as defined in SFAS 123(R). In accordance with this standard a grant date of an award exists if:
•	the award is a unilateral grant; and
•	the key terms and conditions of the award are expected to be communicated to an individual recipient within a relatively short time period from the date of approval
The Company does not believe that this FSP will have a material impact on the income statement or balance sheet.
In May 2005, the FASB issued FASB Statement No. 154, “Accounting Changes and Error Corrections — a replacement of APB Opinion No. 20 and FASB Statement No. 3” (“SFAS 154”). SFAS 154 replaces APB Opinion No. 20, “Accounting Changes”, and FASB Statement No. 3, “Reporting Accounting Changes in Interim Financial Statements” and changes the requirements for the accounting for and reporting of a change in accounting principle. This statement applies to all voluntary changes in accounting principle. It also applies to changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions. When a pronouncement includes specific transition provisions, those provisions should be followed. SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after 15 December 2005 and requires prospective application. The Company is currently evaluating the impact of this new Standard.

Telstra Corporation Limited and controlled entities
Directors’ Declaration
This directors’ declaration is required by the Corporations Act 2001 of Australia.
The directors of Telstra Corporation Limited have made a resolution that declared:
(a)	the financial statements and notes, set out on pages 2 to 202 of Telstra Corporation Limited and the Telstra Group:
(i)	comply with the Accounting Standards and Corporations Regulations;

(ii)	give a true and fair view of the financial position as at 30 June 2006 and performance, as represented by the results of the operations and cash flows, for the year ended 30 June 2006; and

(iii)	in the directors’ opinion, have been made out in accordance with the Corporations Act 2001.
(b)	they have received declarations as required by S.295A of the Corporations Act 2001;
(c)	at the date of this declaration, in the directors’ opinion, there are reasonable grounds to believe that Telstra Corporation Limited will be able to pay its debts as and when they become due and payable in Australia; and
(d)	at the date of this declaration there are reasonable grounds to believe that the members of the extended closed group identified in note 29(a) to the full financial statements, as parties to a Deed of Cross Guarantee, will be able to meet any obligations or liabilities to which they are, or may become subject to, under the Deed of Cross Guarantee described in note 29(a).
In accordance with subsection 334(5) of the Corporations Act 2001, the directors have elected to adopt the following Australian accounting standards early for the year ended 30 June 2006:
•	AASB 119: “Employee Benefits” (issued in December 2004);
•	AASB 7: “Financial Instruments: Disclosures”;
•	AASB 2005-3: “Amendments to Australian Accounting Standards”; and
•	AASB 2005-10: “Amendments to Australian Accounting Standards”.
For and on behalf of the board

Donald G McGauchie	Solomon D Trujillo
Chairman	Chief Executive Officer and
Executive Director

Date: 10 August 2006
Melbourne, Australia

Telstra Corporation Limited and controlled entities
Independent Audit Report to the Members of Telstra Corporation Limited
This report is included solely for the purpose of incorporation in Telstra Corporation Limited’s Annual Report 2006 as filed with the Australian Stock Exchange and the Australian Securities and Investments Commission.
Scope
The financial report and directors’ responsibility
The financial report comprises the income statement, balance sheet, statement of cash flows, and statement of recognised income and expense, accompanying notes to the financial statements, and the directors’ declaration for Telstra Corporation Limited (the Telstra Entity) and the consolidated entity, for the year ended 30 June 2006. The consolidated entity comprises both the Telstra Entity and the entities it controlled during that year (the Telstra Group).
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
Audit approach
I have conducted an independent audit of the financial report in order to express an opinion on it to the members of the Telstra Entity. My audit was conducted in accordance with Australian National Audit Office Auditing Standards, which incorporate the Australian Auditing and Assurance Standards, in order to provide reasonable assurance as to whether the financial report is free of material misstatement. The nature of an audit is influenced by factors such as the use of professional judgement, selective testing, the inherent limitations of internal control, and the availability of persuasive rather than conclusive evidence. Therefore, an audit cannot guarantee that all material misstatements have been detected.
I performed procedures to assess whether in all material respects the financial report presents fairly, in accordance with the Corporations Act 2001, including compliance with Accounting Standards in Australia, and other mandatory financial reporting requirements in Australia, a view that is consistent with my understanding of the Telstra Entity’s and the Telstra Group’s financial position, and of their performance as represented by the results of their operations and cash flows.
I formed my audit opinion on the basis of these procedures, which included:
•	examining, on a test basis, information to provide evidence supporting the amounts and disclosures in the financial report, and
•	assessing the appropriateness of the accounting policies and disclosures used and the reasonableness of significant accounting estimates made by the directors.
I have also audited the explanation and quantification of the major differences between Australian Accounting Standards compared to generally accepted accounting principles in United States of America, which is presented in note 37 to the financial statements. I have audited note 37 in order to form an opinion whether in all material respects, it presents fairly, in accordance with Accounting Standards in Australia and other mandatory financial reporting requirements in Australia and generally accepted accounting principles in the United States of America, the major differences between Australian Accounting Standards and generally accepted accounting principles in the United States of America.
While I considered the effectiveness of management’s internal controls over financial reporting when determining the nature and extent of the procedures, my audit was not designed to provide assurance on internal controls.
I performed procedures to assess whether the substance of business transactions was accurately reflected in the financial report. These and the other procedures did not include consideration or judgment of the appropriateness or reasonableness of the business plans or strategies adopted by the directors and management of the Telstra Entity.
Independence
I am independent of the Telstra Group, and have met the independence requirements of Australian professional ethical pronouncements and the Corporations Act 2001. I have given to the directors of the Telstra Entity a written Auditor’s Independence Declaration a copy of which is included in the Directors’ Report. In addition to the audit of the financial report, additional services were undertaken as disclosed in the notes to the financial statements. The provision of these services has not impaired my independence.

Telstra Corporation Limited and controlled entities
Independent Audit Report to the Members of Telstra Corporation Limited (continued)
Audit opinion
In my opinion, the financial report of the Telstra Group is in accordance with:
(a) the Corporations Act 2001 including:
(i)	giving a true and fair view of the financial position of the Telstra Entity and the Telstra Group as at 30 June 2006 and of their performance for the year ended on that date; and

(ii)	complying with Accounting Standards in Australia and the Corporations Regulations 2001; and
(b)	other mandatory professional reporting requirements in Australia.
Further, in my opinion, note 37 to the financial statements presents fairly the major differences between Australian Accounting Standards and generally accepted accounting principles in the United States of America.
Ian McPhee
Auditor-General
Date: 10 August 2006
Canberra, Australia

SIGNATURE
The registrant hereby certifies that it meets the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

TELSTRA CORPORATION LIMITED
(Registrant)

By:	/s/ Douglas Gration

Name:	Douglas Gration
Title:	Company Secretary
Dated: December 15, 2006

Item 19 — Exhibit Index

Telstra Corporation Limited Constitution	Exhibit 1

List of Subsidiaries	Exhibit 8

302 — Certifications pursuant to Rule 13(a)-14(a)/Rule 15(d)-14(a) of the US Securities Exchange Act	Exhibit 12

906 — Certifications pursuant to 18 U.S.C. Section 1350	Exhibit 13

Consent of Ernst & Young	Exhibit 15