Form 20-F/A
period 2006-06-30
TELSTRA CORP LTD
filed 2006-12-22
CIK 1046126

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.
FORM 20-F/A

(Amendment No. 1)

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
(2) Evidenced by American Depositary Receipts, each American Depositary Share representing five Ordinary Shares.

Explanatory Note
We are filing this amended and restated annual report on Form 20-F/A as Amendment No. 1 (this “Amendment”) to our annual report on Form 20-F for the fiscal year ended June 30, 2006, which was filed with the US Securities and Exchange Commission on December 19, 2006 (the “Form 20-F”) in order to correct the inadvertent omission of the report of our independent registered accounting firm and the amendment to note 34 of the financial statements referenced in such report. This Amendment does not reflect events occurring after the filing of the Form 20-F on December 19, 2006 and does not modify or update the disclosure in the Form 20-F other than as described in the preceding sentence.

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
SouFun Holdings Limited (SouFun)
On 31 August 2006, we announced our acquisition of a 51.0% shareholding (on a fully diluted basis) in SouFun for a total cash consideration of US$254 million (approximately A$334 million plus acquisition costs). SouFun is a real estate and home furnishing and improvement website in China. It provides information, advertising and listing services to China’s growing online real estate and home furnishing and improvement sectors.
Australian Administration Services(AAS)
On 31 August 2006, we also announced the sale of AAS, the superannuation administration business of our subsidiary KAZ, for A$235 million, giving rise to a profit on sale of A$55 million.

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
Auditor-General
Date: 10 August 2006
Canberra, Australia

Report of Independent Registered Public Accounting Firm to the Shareholders and Board of Directors of Telstra Corporation Limited

We have audited the accompanying consolidated balance sheets of Telstra Corporation Limited and its controlled entities (the Telstra Group) and the unconsolidated balance sheets of Telstra Corporation Limited (the Telstra Entity) as of 30 June 2006 and 2005, and the related consolidated and unconsolidated statements of income, recognised income and expense and cash flows for each of the two years in the period ended 30 June 2006. These financial statements are the responsibility of the Telstra Group’s and the Telstra Entity’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with Australian Auditing Standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Telstra Group’s or the Telstra Entity’s internal controls over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Telstra Group’s or the Telstra Entity’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Telstra Corporation Limited and its controlled entities and the unconsolidated financial position of Telstra Corporation Limited at 30 June 2006 and 2005 and the related consolidated and unconsolidated results of their operations and their cash flows for each of the two years in the period ended 30 June 2006, in conformity with Australian Accounting Standards.
Australian Accounting Standards vary in certain significant respects from U.S. generally accepted accounting principles. Information relating to the nature and effect of such differences is presented in note 37 to the financial statements. Also, as described in note 37, the Telstra Group has restated its reconciliation of differences between Australian Accounting Standards to U.S. generally accepted accounting principles as of and for the year ended 30 June 2005.

/s/ Ernst & Young

Ernst & Young

Melbourne, Australia
Date: 10 August 2006
Except for the last two paragraphs of note 34, as to which the date is 17 November 2006

SIGNATURE
The registrant hereby certifies that it meets the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

TELSTRA CORPORATION LIMITED
(Registrant)

By:	/s/ Douglas Gration

Name:	Douglas Gration
Title:	Company Secretary
Dated: December 22, 2006

Item 19 — Exhibit Index

Telstra Corporation Limited Constitution	Exhibit 1

List of Subsidiaries	Exhibit 8

302 — Certifications pursuant to Rule 13(a)-14(a)/Rule 15(d)-14(a) of the US Securities Exchange Act	Exhibit 12

906 — Certifications pursuant to 18 U.S.C. Section 1350	Exhibit 13

Consent of Ernst & Young	Exhibit 15